Form 20-F
period 2002-12-31
TRI LATERAL VENTURE CORP
filed 2003-06-27
CIK 1205059

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2002

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

Commission file number: 0-50112

TRI-LATERAL VENTURE CORPORATION
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

750 West Pender St., #604, Vancouver, British Columbia V6C 2T7
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                                                           None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.          3,372,054

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
Yes ___    No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 xxx    Item 18 ___

Index to Exhibits on Page 51

TRI-LATERAL VENTURE CORPORATION
FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS
Introduction	3

PART I
Item 1. Item 2. Item 3. Item 4. Item 5. Item 6. Item 7. Item 8. Item 9. Item 10. Item 11. Item 12.

Identity of Directors, Senior Management and Advisors
Offer Statistics and Expected Timetable
Key Information
Information on the Company
Operating and Financial Review and Prospects
Directors, Senior Management and Employees
Major Shareholders and Related Party Transactions
Financial Information
The Offer and Listing
Additional Information
Quantitative and Qualitative Disclosures About Market Risk
Description of Securities Other Than Equity Securities

4 4 4 10 17 19 25 26 27 29 32 33

PART II
Item 13. Item 14. Item 15. Item 16.	Default, Dividend Arrearages and Delinquencies Material Modifications to the Rights of Security Holders and Use of Proceeds Controls and Procedures Reserved	33 33 33

PART III
Item 17. Item 18. Item 19.	Financial Statements Financial Statements Exhibits	34 34 51

Mining Glossary		51

INTRODUCTION

Tri-Lateral Venture Corporation is organized under the laws of Ontario, Canada. In this Annual Report, the "Company", "we," "our" and "us" refer to Tri-Lateral Venture Corporation (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7; our telephone number is 604-689-0188.

BUSINESS OF TRI-LATERAL VENTURE CORPORATION

The Company is in the business of acquiring, exploring, and developing (when appropriate) natural resource properties. The Company is presently in the exploration stage of the Lennie Property, located in Ontario, Canada. The Company will not know that a commercially viable mineral deposit, a reserve, exists in the Lennie Property until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors
--- No Disclosure Necessary ---

ITEM 2. Offer Statistics and Expected Timetable.
--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2002 and Fiscal 2001 ended December 31st was derived from the financial statements of the Company which have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data of the Company for Fiscal 2000 was derived from the financial statements of the Company that were audited by Morgan & Company; these financial statements are not included herein. The selected financial data of the Company for Fiscal 1999 and Fiscal 1998 ended December 31st was derived from the financial statements of the Company that were audited by Amisano Hanson; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Effective 5/15/1998, the Company consolidated its common shares on a 1-for-10 basis. All references to numbers of shares and/or per share figures refer to post-consolidation data unless otherwise indicated.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). There are no material numerical differences between Canadian GAAP and US GAAP; other differences, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 1
Selected Financial Data
(CDN$ in 000, except per share data)

=========================================================================================================
	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98
CANADIAN GAAP Sales Revenue (Loss) From Operations Net Income (Loss)	$ 0 ($602) ($602)	$ 0 ($198) ($198)	$ 0 ($77) ($77)	$ 0 ($110) ($110)	$ 0 ($1065) ($1065)
(Loss) per Share Dividends Per Share	($0.18) $0.00	($0.06) $0.00	($0.02) $0.00	($0.05) $0.00	($0.96) $0.00
Wtg. Avg. Shares (000) Period-end Shares O/S	3372 3372	3372 3372	3372 3372	2238 3372	1103 1104
Working Capital Long-Term Debt Capital Stock Shareholders' Equity Total Assets	($984) 0 5783 (971) 27	($869) 0 5783 (369) 738	($171) 0 5785 (171) 47	($93) 0 5785 (93) 4	($437) 0 5332 (437) 40
US GAAP Net Income (Loss) Shareholders' Equity Total Assets	($615) (984) 15	($198) (369) 738	($ 77) (171) 47

(1) Cumulative Net Loss since incorporation under US GAAP has been ($6,769,019).

=======================================================================================================

3.A.3. Exchange Rates
In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of Fiscal 2002/2001/2000/1999/1998 ended December 31st, the average rates for the period, and the range of high and low rates for the period. The data for each month during the most recent six months also is provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2
U.S. Dollar/Canadian Dollar

========================================================================================
Average	High	Low	Close

May 2003
April 2003
March 2003
February 2003
January 2003
December 2002

Fiscal Year Ended 12/31/2002
Fiscal Year Ended 12/31/2001
Fiscal Year Ended 12/31/2000
Fiscal Year Ended 12/31/1999
Fiscal Year Ended 12/31/1998

1.57 1.55 1.50 1.49 1.49	1.42 1.48 1.49 1.53 1.58 1.58 1.61 1.60 1.56 1.53 1.57	1.34 1.43 1.47 1.49 1.52 1.55 1.51 1.49 1.44 1.44 1.41	1.37 1.43 1.47 1.49 1.53 1.58 1.58 1.59 1.50 1.44 1.54
========================================================================================

3.B. Capitalization and Indebtedness
--- No Disclosure Necessary ---

3.C. Reasons For The Offer And Use Of Proceeds
--- No Disclosure Necessary ---

3.D. Risk Factors

Risks Associated with Mining
Despite exploration work on its mineral claims, to date, no known bodies of commercial ore or economic deposits have been established on any of the Company's mineral properties. In addition, the Company is in its early stages of exploration; the Company has only done a preliminary legal survey of the boundaries of its property, and therefore, in accordance with the laws of the jurisdictions in which this property are situated, its existence/area could be in doubt.

Furthermore, mining exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. The Company may not discover commercial quantities of minerals. The mining property may not be brought into a state of commercial production.

Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration.

Mining exploration is subject to a wide range of government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed.

The Company is an exploration stage company with no history of pre-tax profit.

The Company may become subject to liability for cave-ins and other hazards of mineral exploration against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition or exploration of mineral prospects and would have a material adverse effect on the Company's financial position.

The Company's ability to continue exploration of resource properties will be dependent upon its ability to raise significant additional financing hereafter. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Need for Additional Financing
The Company, while engaged in the business of exploiting mineral properties, believes it has insufficient funds to undertake its planned operations and exploration projects; additional funds from loans or equity sales will be needed. If the Company's exploration programs are successful, additional financing will be required to continue exploration and/or to develop the mineral properties identified and to place them into commercial production. The exploitation of the Company's mineral properties is, therefore, dependent upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's mineral properties, as well as the possible loss of such properties.

Dependence Upon Key Management Employees
While engaged in the business of exploiting mineral properties, the nature of the Company's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend, on the efforts of its President/CEO, Gregory C. Burnett. Loss of Mr. Burnett could have a material adverse effect on the Company. The Company has no key-man life insurance or written contacts with Senior Management.

Financial Statements Carry Going Concern Opinion From Auditors
The Company has historically had a working capital deficit and additional financing and access to capital is necessary for the Company to continue operations. The Company's auditors have expressed a "going concern" opinion due to the Company's working capital deficiency and substantial losses from operations. The Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. In order to fulfill its business plan, the Company will require additional capital raised through equity capital and/or loans. Such financing might not be available on terms and conditions acceptable tot he Company, if available at all.

Management and Directors Are Associated with Other Resource Companies
Certain of the Directors and Senior Management of the Company are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources. As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Dilution Through Employee/Director/Consultant Options
Because the success of the Company is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

Stock Market Price and Volume Volatility
The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company's common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company's common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company's Stockholders
The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

Company is Incorporated in Canada Which has Different Law
The articles/by-laws and the laws of the Province of Ontario are different that those typical in the United States. However, the typical rights of investors in Canadian companies differ only modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report.

History of Losses
The Company has had a history of losses: ($601,974), ($198,310), and ($77,410) in FY2002/2001/2000, respectively. The Company will require significant additional funding to meet its business objectives. Capital will need to be available to help maintain and to expand work on the Company's principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, there is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules
Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the Canadian Unlisted Board, and the price of our common shares ranged from CDN$1.00 (low) to CDN$1.50 (high) during the period from 1/1/2002 to 12/31/2002. The closing price of our shares on 5/31/2003 was CDN$0.50. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers
It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in the province of Ontario under the Ontario Business Corporations Act. A majority of the Company's directors must be residents of Canada, and all or a substantial portion of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:
  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Management Has No Prior Experience In Mining Field Operation
Management has no experience in mining field operation, but has considerable managerial experience of public companies and directorship experience with natural resource companies.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction
Tri-Lateral Venture Corporation hereinafter also is referred to as the "Company". The Company actively explored its natural resource properties until Fiscal 1998 when it wrote-down its interests in its remaining properties, in response to low precious metal prices and a difficult investment market in which to raise funds to finance continued exploration. However, the Company retained ownership of its crown-granted mineral claims in good standing on one property, known as the Lennie Property. Given a recent resurgence in the price of gold, market conditions for raising capital for precious metals exploration, and the gold mining activity in general, the Company is seeking to explore this property.

From December 2000 until July 2001, the Company attempted to acquire Contact Solutions Group Inc. ended July 2001. That effort ended unsuccessfully; and the Company has had to file suit in the Superior Court of Ontario to recover the $500,000 loaned to Contact Solutions Group Inc. Refer it ITEM #8.A.7.

The Company's executive office is located at:
       750 West Pender Street, #604
       Vancouver, British Columbia, Canada V6C 2T7
       Telephone: (604) 689-0188
       Facsimile: (604) 689-9773.
       e-mail: khanson@amisanohanson.com.

The Company's registered office is located at:
c/o: Clark Wilson,
       800 - 885 West Georgia St., Vancouver, BC, Canada V6C 2T7
       Telephone: (604) 687-5700; and
       Facsimile: (604) 687-6314.

The contact person is:
Gregory C. Burnett, President/CEO/Director.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the Canadian Unlisted Board in Toronto under the symbol "TRIV".

The Company has an unlimited number of common shares without par value authorized and an unlimited non-voting convertible redeemable non-cumulative 6% preference shares authorized. At 12/31/2002, the end of the Company's most recent fiscal year, there were 3,372,054 common shares issued and outstanding. At 5/31/2003, there were 4,358,521 common shares issued/outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

The Company is presently in the exploration stage of the Lennie Gold Property in Ontario, Canada. The Company will not know whether a commercially viable mineral deposit, a reserve, exists in the Lennie Gold Property until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility.

Incorporation and Name Changes
The Company was incorporated in Ontario, Canada under the Ontario Business Corporations Act on 4/24/1967 under the name "Jolly Jumper Products of America Limited". The name was changed on 9/25/1987 to "Sun Valley Hot Springs Ranch Inc". The name was changed on 3/26/1991 to "Tri-Valley Free Trade Inc". The name was changed on 6/19/1995 to "Tri-Valley Investments Corporation". The name was changed on 10/2/1998 to "Tri-Lateral Venture Corporation".

Stock Consolidation
Effective 5/15/1998, the Company consolidated its common shares on a 1-for-10 basis. All references to numbers of shares and/or per share figures refer to post-consolidation data unless otherwise indicated.

Financings
The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

 =============================================================================================
Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised
1997 1998 1999 2000 2001 2002: 2003-to-date:	Shares for debts None Shares for debts None Unsecured Loans None Shares for debts	578,388 shares 2,268,498 shares 986,467 shares	$1,199,076 $453,699 $700,000 $986,469

============================================================================================
Capital Expenditures
Fiscal 1997: $359,992 for property acquisition/exploration
Fiscal 1998: $ 58,149 for property acquisition/exploration
Fiscal 1999: None
Fiscal 2000: None
Fiscal 2001: None
Fiscal 2002: $ 12,656 for property acquisition/exploration
2003-to-date: None

4.B. BUSINESS OVERVIEW

Description and Growth
The Lennie Property was acquired in August 1995 as part of a larger group of properties in the Red Lake District on Ontario, Canada. During Fiscal 1995 through 1998, the Company conducted exploration on this property, expending $660,077 in total.

The Lennie Property was a special focus of activity with exploration expenditures of $6,337 incurred during 1995, $512,732 during 1996, $114,828 during 1997, and $26,180 during 1999. During the 1996 season, 17,413 feet of diamond drilling was completed. The first phase contained 9887 feet and sixteen holes; the second phase contained 3962 feet and five holes. Based on interim results, additional drilling completed combined portions of the original Phase III and Phase IV drill programs. A total of 26 holes of varying depths were drilled encompassing the central portion of the property along the stratigraphic geological boundaries. Two major zones were outlined between two folds in the rock units. One zone was located at a vertical depth of 400 feet and the second zone was in the mid-west of the property with a strike length of 700 feet and to a vertical depth of 1000 feet. In order to continue to explore the full potential of the property a total of 30,000 feet of diamond drilling was estimated. Due to severe winter weather conditions and a very last spring season during 1997, the drilling was delayed.

Faced with low prices for precious metals and a financial market not conducive toward small, exploration stage natural resource companies, the Company ceased all exploration work and wrote down it natural resource property interests to $1. The Company retained its interests in the Lennie Property, believing that the property had the possibility of being developed into a commercial project.

With the price of gold again trading above US$300 per ounce and hitting US$380 (in February 2003) for the first time since late 1996, the Company is working to resume exploration of its Lennie Property. The Company is considering many alternatives regarding the exploitation of this property, including optioning the property to a larger, third-party exploration company. Discussions have been held with several parties, but as of 5/31/2003, all discussions are preliminary.

During late 2002, the Company spent $3,000 on exploration of the Lennie Property, primarily analyzing prior exploration results and field reconnaissance. In addition, management spent significant effort reviewing property characteristics and possible exploration scenarios.

Management estimates that if it undertakes exploration on its own, that such expenditures might total $50,000 during Fiscal 2003. Under various joint venture arrangements being contemplated, the joint venture partner would finance exploration efforts in return for its earned interest.

While the Company intends to pursue exploration of its mining property, management plans to continue its investigation of possible "high-technology" ventures in an attempt to diversify corporate operations.

Plan Of Operations

Source of Funds for Fiscal 2003
The Company's primary source of funds since incorporation has been through the issuance of common shares and loans. In Fiscal 1999, the Company issued 2,268,498 common shares in an exchange for $453,699 of corporate debt; in FY2001, the Company raised $700,000 from loans to fund the attempted acquisition of Contact Solutions. The Company has had no revenue from operations and does not anticipate revenues in the foreseeable future.

The Company had a negative working capital balance of ($869,130) at 12/31/2001 and ($983,760) at 12/31/2002. The Company had $13,384 in cash at 12/31/2002. The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 5/31/2003 were preliminary.

In April 2003, the Company completed a share-for-debt settlement with various creditors (including current officers/directors) for $986,469 and 986,467 shares.

Use of Funds for Fiscal 2003
During Fiscal 2003, respectively, the Company estimates that it might expend $100,000 on general/administrative expenses. During Fiscal 2003, the Company estimates that it might expend and $50,000 on property acquisition/exploration expenses. These estimates are contingent upon many factors, including the method the Company chooses to exploit its Lennie Property.

Anticipated Changes to Facilities/Employees
The Company has no plans to acquire any new facilities. The Company has no plans to add any additional personnel. Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets
The Company generated no sales revenue in the last five years.

At 12/31/2002, 12/31/2001 and 12/31/2000, all assets were located in Canada.

Seasonality
Unusually severe winter weather and wet spring conditions can lead to delays in exploration efforts.

Dependency upon Patents/Licenses/Contracts/Processes
Sources/Availability of Raw Materials

Material Effects of Government Regulations
The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian Federal and Provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

4.C. Organization Structure
The Company was incorporated in Ontario, Canada under the Ontario Business Corporations Act on 4/24/1967 under the name "Jolly Jumper Products of America Limited". The name was changed on 9/25/1987 to "Sun Valley Hot Springs Ranch Inc". The name was changed on 3/26/1991 to "Tri-Valley Free Trade Inc". The name was changed on 6/19/1995 to "Tri-Valley Investments Corporation". The name was changed on 10/2/1998 to "Tri-Lateral Venture Corporation". The Company has no subsidiaries.

4.D. Property, Plant and Equipment
The Company's executive offices are located in shared, rented premises of approximately 300 sq. ft. at 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7. The Company began occupying these facilities in July 2000. Monthly rent is $500.

Lennie Property
The Company's primary mineral property is the Lennie Property, a gold-exploration project located in the Red Lake District in northwestern Ontario, Canada.

Acquisition Details
Pursuant to an option agreement dated 8/31/1995, the Company acquired a 100% interest in ten mineral claims located in Balmer Township, Ontario, subject to a 2% net smelter return upon commencement of commercial production. The Company was obligated to incur exploration expenses of $250,000 on the property on or before 2/28/1997 (done).

Property Description
The property consists of ten patented claims that are for mineral rights only. The Red Lake area is glaciated Precambrian shield with comparatively thin till reworked by a pro-glacial lake. This caused sandy gravelly veneer that is anticipated to overlie a sandy till. The latter is largely limited to topographic depressions. Relief in the Red Lake area is a maximum 80 meters with relief observed on the property estimated at 15-20 meters.

Location and Access
The Balmertown - Red Lake area is a well-established mining center 165 miles by air northwest of the city of Winnipeg, Manitoba. Red Lake has daily air service from Winnipeg and Thunder Bay, Ontario, via Sioux Lookout. Balmertown has a year-round paved road connecting it with the town of Red Lake, ten kilometers to the west on Highway 125. From Red Lake, paved Highway 105 extends southward 115 miles to the village of Vermilion Bay on Highway 17, the Trans Canada Highway.

The property is two miles to the east-northeast of Balmertown. Access to the property is through the Gold Corp. mining site by a gravel bush road to a gravel forestry road that crosses the property. The latter gravel forestry road crossing the property arcs to the northwest then south six kilometers to Balmertown.

Figure No. 1
Lennie Property
Location Map

Lennie Property Location Map

Regional and Property Geology
The Lennie Property is underlain by the lower Mafic Sequence (komatites to tholaitas with minor sediments) of the Red Lake portion of the Uchi Lake Greenstone Belt.

Outcrop exposure is poor, being largely mantled by swamp and overburden. Mostly diamond drilling and some surface geology mapping are the basis for determining the geology. Amphibolite grade metamorphism has affected the following rock types: mafic to intermediate flows to tuffs, iron formation chemical sediments, diorite and quartz feldspar porphyry dykes. The flows are massive with fine to medium grained crystalline texture. Tuffs are well-banded fine-grained volcanic sediments.

Alteration is regional carbonization overprinted by local metamorphism to garnet, biotite, sericite with superimposed areas of silicification. Garnets may comprise up to 5% of the rock commonly associated with green cliloritic and gray sericite alteration.

Two felsic tuff units are recognized. A northern unit identified from drill hole locations in the western part of the claim group, possibly extending across the property. The second, larger felsic tuff unit extends along the southern contact of the central iron formation, intersected in drill holes near the east and western boundaries of the property. These latter tuffs are intensely altered rocks are unexposed lying beneath low swampy ground. This type of alteration has been identified as a very positive factor for gold mineralization.

The two bands of iron formation are readily identified by magnetometer surveys and scattered outcrops. The well-banded material is predominately cherty oxide phase iron formation with sulphide facies in argillaceous portions. Bedding contains irregular millimeter to meter scale folds with closures to the east. New and larger exposures observed indicate folding is not isoclinal, rather an irregular deformation varying significantly over a matter of meters.

Thin zones of diorite and quartz feldspar porphyry intersected by diamond drilling are interpreted as dykes. The gray-to-brown diorite is fine to medium grained and generally un-mineralized. Quartz feldspar porphyries contain white to blue rounded phenocryst in a white-to-gray aphanitic groundmass. The boundaries are sharp well-defined contacts.

Previous Work Done by Former Owners
Three separate investigations have been undertaken over 42 years. This has lead to possible discrepancies in correlating data from one survey to the next. In each case, a grid was established without tying into the previous work. Only the 1975 drill collars were left and can be precisely located. Permanent location markers were not erected for either the 1946 or 1967 drilling. The grids established in 1946 and 1975 were largely eradicated by logging sometime after 1975. The 1987 grid is poorly recognized as the north half of the claims have been extensively reforested.

Lennie Red Lake Gold Mines, 1946. Following staking of the property, the claim block perimeter was surveyed to bring the ground to patent. Geological mapping and a magnetometer survey were completed over a grid with 200-foot line spacings oriented 360 degrees. Data presented on 1" to 200' scale maps. Corrections for drift in the magnetometer survey was by looping to a common base line station. From the data, a west-northwest shear or fault was identified as crossing the property. These surveys do not appear to have covered claim 22687.

Diamond drilling of six holes were completed for a total of 4,381 feet. The core size was E core with split samples taken for assay. No structural information was collected from the drill core, only general lithological descriptions. This work was sufficient to bring the claims to patent.

Option by Dome Exploration, 1975. Dome Exploration Ltd. optioned the property from Lennie Red Lake Gold Mines for the period 1975 - 1976. A new grid was established lines at 200-foot intervals oriented 010 degrees. The drill log records state the holes were drilled grid north at 015 degrees while the geology map with the grid-plotted states baseline at 100 degrees with crosslines at 010 degrees. A matching of the 1946, 1975 and 1987 magnetic data supports the 010 degree orientation of the 1976 grid.

A magnetic survey was completed over the entire grid with data and contours plotted at 1" to 200' scale. Magnetic data was corrected using repeat stations and NOT using a base station magnetometer.

An EM survey carried out over the entire grid identifying three highly conductive zones trending west-northwest across the property. The southern zone, or more properly group of zones, lies within the southern iron formation. The middle conductor is a single well-defined conductor in the center of the property with defined east and west terminations. It definitely does not continue on the adjoining property to the east. The northern conductor in the far northwest of the property. The good correlation between magnetic signature and conductivity has led to interpreting all conductors as suiphide facies iron formation.

The geological mapping was also undertaken with attention paid to stratigraphy but not to structural elements. A geochemical survey was completed. Reports of the results cite surface contamination by dust from the nearby properties. Four localized anomalous zones were referred to but not located. They were stated as correlating approximately to Lennie drill holes #1 and #6 and some unspecified Dome drill holes.

Thirteen diamond drill holes totaling 7639 feet of AX core were completed on the Lennie property. Drilling was as three fences crossing the property more or less perpendicular to the stratigraphy. Assays of split core yielded two interesting sections.

No evidence of the earlier 1946 work was observed making correlations the early work inexact. The drill hole casing were left such that their exact locations can not be determined.

International RSV Resources Corp., 1987. A successor company to Lennie fled Lake Gold Mines, International RSV Resources Corp. carried out further fieldwork in 1987. A grid with lines oriented 360 degrees at 200' spacing was cut. The grid did not extend to the western boundary of the property. Another magnetometer survey was undertaken with a contoured map presented without numerical data. A base station magnetometer was not used to correct the data. Similar features to those identified in the earlier magnetic surveys were reconfirmed.

The remainder of work was diamond drilling collecting 13,082 feet of BQ core from sixteen drill locations. Sludge samples were not taken. The drill core was split and sent for assay. The drilling focused on fence drilling to intersect structures paralleling the interpreted fold axis or shear zone.

Some of the proposed drill targets could not be drilled due to time and access limitations (swamps not yet frozen). Following the logging of the core, it was initially stored then dumped and is unavailable for re-examination.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion for Fiscal 2003/2001/2000 ended December 31st should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview
With the price of precious metals rising since November 2001, management has accelerated its activities regarding the Lennie Property. Management believes that it will be able to structure an arrangement whereby it will be possible to re-activate exploration on this property. Management is exploring numerous alternatives, including optioning the property to a larger, more well-financed exploration company, whereby that firm would provide the funds and expertise for exploration in exchange for a percentage ownership of the property. As of 5/31/2003, all discussions are preliminary. With the exception of the renewed interest in natural resource property exploration during Fiscal 2002, the Company has been relatively inactive during the last year.

During June 2000, control of the Company changed to the current Directors and management, with their purchase of 1,801,422 common shares from former insiders for total consideration of $36,028. This control group desired to expand the Company's focus from natural resource property exploration to include involvement in "high technology" ventures. The attempt to acquire Contact Solutions Group Inc. resulted from the change of control effected June 2000, whereby the current management and directors gained substantial ownership of the Company.

From December 2000 until July 2001, the Company attempted to acquire Contact Solutions Group Inc. During Fiscal 2001, the Company expended $66,224 on acquisition costs related to Contact Solutions Group Inc. That acquisition effort ended unsuccessfully; and the Company has had to file suit in the Superior Court of Ontario to recover the $500,000 loaned to Contact Solutions Group Inc.

During Fiscal 2001/2000/1999, the Company spent virtually no funds on capital expenditures, other than discussed above.

During Fiscal 2002, the Company has expended about $30,000 on legal costs related to attempts to recover its $500,000 investment in Contact Solutions Group Inc. While the Company has decided not to continue the court battle, additional legal costs to settle of all outstanding litigation is expected to be about $10,000.

A share-for-debt settlement was completed in April 2003 with the issuance of 986,467 common shares for debt of $986,469, including 524,884 shares issued to related parties. During Fiscal 2003, the Company will need an additional $50,000 working capital for administrative costs and, if it proceeds with Company-funded property exploration, $50,000 for property exploration that it anticipates will come from advances from insiders and a possible equity offering.

Results of Operations

Fiscal 2002 Ended 12/31/2002 vs. Fiscal 2001
Administrative expenses totaled $153,434 for Fiscal 2002 Ended 12/31/2002, a 36% decrease from the $240,000 for last year. Despite increased corporate activity during the third quarter this year including spending $5,156 on Lennie Property exploration, the absence $58,000 in bad debt expense, lower bank charges/interest ($50,233 vs. $71,600) due to lower loans, and lower legal expenses ($23,918 vs. $41,549) related to the Contact Solutions lawsuit were the primary causes for the lower costs.

Other Items this year were $551,460 primarily resulting from the write-off of the $500,000 promissory note receivable, and a $51,072 gain on settlement of debt, which was related to a negotiated settlement of old accounts payable; these various creditors (including former officer/directors) received $15,942 as settlement. Last year, the Company spent $26,725 on business investigation costs primarily related to Contact Solutions; these costs were comprised of $26,725 for the preparation of a business evaluation opinion.

Net Income (Loss) was ($601,974) and ($198,310) for Fiscal 2002 and Fiscal 2001, respectively. Net Loss per Share was ($0.18) and ($0.06) for Fiscal 2002 and Fiscal 2001, respectively.

Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000
Administrative expenses totaled $240,000 for Fiscal 2001 Ended 12/31/2001, nearly three times the $85,007 for Fiscal 2000, and double the $104,811 for Fiscal 1999. The Fiscal 2001 increase primarily was related to the attempt to acquire Contact Solutions Group Inc. Many of the expenses were non-recurring, including the $58,333 in bad debt expense. Legal fees were $41,549, a 52% increase from Fiscal 2000 and ten times that for Fiscal 1999; the high levels relate to costs to acquire Contact Solutions Group Inc. Bank charges and interest were $71,600, versus only $315 in Fiscal 2000 and $244 in Fiscal 1999; these expenses relate primarily to the $500,000 borrowed from directors/management/ shareholders to fund the loans to Contact Solutions Group Inc.

The Company had significant "other items" in Fiscal 2001, including $26,725 in business investigation costs primarily related to Contact Solutions versus $nil in Fiscal 2000; these costs related to costs to acquire Contact Solutions Group Inc. Also, the Company "earned" interest income of $68,415 in Fiscal 2001 versus $285, this income related to interest income on the $500,000 advance to Contact Solutions Group Inc. and interest earned on bank deposits.

Net Income (Loss) was ($198,310) and ($77,410) for Fiscal 2001 Ended 12/31/2001 and Fiscal 2000, respectively. Net Loss per Share was ($0.06) and ($0.02) for the Fiscal 2001 Ended 12/31/2001 and Fiscal 2000, respectively.

Liquidity and Capital Resources

The Company has been inactive in the capital markets since issuing 2,268,498 common shares in Fiscal 1999 to settle $453,699 in debts. During Fiscal 2001, the Company cancelled 10,000 preferred shares, related to shares returned to the treasury by a former Director. The Company needs additional financing to support operations, for which it had no firm commitment.

Management and Directors have loaned substantial funds to the Company over the last several years; during Fiscal 1997 and 1999, a material percentage of this loans were converted to equity. At 12/31/2002, the Company funds owed to shareholders, management and Directors comprised 43% of outstanding accounts payables and loans. A share-for-debt settlement was completed in April 2003 with the issuance of 986,467 common shares for debt of $986,469, including 524,884 shares issued to related parties.

During Fiscal 2003, the Company will need an additional $50,000 working capital for administrative costs and, if it proceeds with Company-funded property exploration, $50,000 for property exploration that it anticipates will come from advances from insiders and a possible equity offering.

Fiscal 2002 Ended 12/31/2002
The Company had negative working capital of ($983,760) on 12/31/2002. Much of the current liabilities represent funds owing to Directors and Senior Management, where demand for payment is not anticipated in the near future. At 12/31/2002, the Company had $13,384 in cash and cash equivalents, sufficient to temporarily fund operations. Cash Used by Fiscal 2002 Operating Activities totaled ($90,562) including the ($601,974) Net Loss. Significant adjustments included $500,000 write-off in Promissory Note Receivable, $51,072 of gain on settlement of accounts payable, and ($62,484) in net changes in non-cash working capital items. Cash Used in Fiscal 2002 Investing Activities was ($12,656) resulting from spending on resource properties. Cash Used in Fiscal 2002 Financing Activities was $120,080 from a decrease in loans payables.

Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000
The Company had working capital of ($869,130) on 12/31/2001.
The Company had working capital of ($170,820) on 12/31/2000.
The Company had working capital of ($ 93,410) on 12/31/1999.

Cash Used by Fiscal 2001 Ended 12/31/2001 Operating Activities totaled ($61,564) including the ($198,310) Net Loss. Significant adjustments included the $141,746 in net changes in non-cash working capital items. Cash Used in Fiscal 2001 Investing Activities was $500,000, representing the funds loaned to Contact Solutions Group Inc. Cash Provided by Fiscal 2001 Financing Activities was $767,080, representing increased loans payable to directors/management/shareholders. Cash Used by Fiscal 2000 Ended 12/31/2000 Operating Activities totaled ($50,521), including the ($77,410) Net Loss. Significant adjustments included $34,191 in net changes in non-cash working capital items. Cash Used in Fiscal 2000 Investing Activities was $nil. Cash Provided by Fiscal 2000 Financing Activities was $78,424, representing increased loans payable to directors/ management/shareholders.

US GAAP Reconciliation
Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven reserves. Therefore, an additional acquisition and exploration expense is required under US GAAP: $12,656 during Fiscal 2002 ($nil = 2001; $nil = 2000). "Resource Properties", Shareholders' Equity" and "Total Assets" are decreased accordingly.

Critical Accounting Policies
The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the Canada. There are no material differences between US GAAP and Canadian GAAP, as applied to the Company's financial statements. Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 3
Directors and Senior Management
May 31, 2003

==============================================================================================
Name	Position	Age	Date of First Election or Appointment
Gregory C. Burnett (1)(2)(3) Alan G. Crawford (1)(2) Kevin R. Hanson (1)(2) Brent Petterson (4) Michael S. Weingarten	President/CEO/Director Director Director Director Director	41 48 46 42 48	June 2000 June 2000 June 2000 June 2000 June 2001

---------------------------------------------------------------------------------------------------------------------------------------------------------------------
(1) Member of Audit Committee.
(2) Member of Executive Committee.
(3) He spends about 20% of his time on the affairs of the Company.
(4) He spends about 5% of his time on the affairs of the Company.
(5) All business addresses: c/o Tri-Lateral Venture Corporation
                                                 750 Pender Street #604
                                                 Vancouver, BC Canada V6C 2T7
=========================================================================

Gregory C. Burnett, President/CEO and a Director of the Company, brings 16 years experience in corporate management. Since 1989, he has been President of Carob Management Ltd., a private management consulting company, specializing in providing due diligence services, developing business plans, and structuring/ managing various venture capital projects, primarily in the public market area. Mr. Burnett serves on the board of directors and is a consultant to the following public companies: Garibaldi Granite Corp., Orko Gold Corp., Camflo International Inc., and Prefco Enterprises Inc., all listed on the TSX Venture Exchange. Mr. Burnett obtained a Master of Business Administration degree (1986) and a Bachelor of Applied Sciences Degree in Civil Engineering (1984) from the University of British Columbia. He lives in British Columbia, Canada.

Alan G. Crawford, Director of the Company, is the founder and President of the Telchven Finance Group of Companies, doing business in Vancouver, Canada, and Edinburgh, Scotland since 1991. Mr. Crawford's public company experience includes the formation, financing and management of companies on the Toronto Stock Exchange, TSX Venture Exchange, NASDAQ, German markets, and the London Stock Exchange. Related experience includes corporate finance strategy, mergers and acquisitions, investor relations and business planning. Mr. Crawford was previously a Corporate Finance Partner and Registered Representative in Canaccord Capital Corp. and Nesbitt Burns, where he was involved in the structure, syndication and financing of public and private companies. Mr. Crawford has a Master of Business Administration (MBA), Honors, 1993 from the University of Edinburgh where he majored in technology finance and marketing, as well as a Chartered Financial Planning (CFP), Honors Accreditation (1987). He lives in British Columbia, Canada.

Kevin R. Hanson, Director of the Company, has been a chartered accountant since 1983, a certified public accountant (CPA) since 2001, and is currently a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1987 to 1991, Mr. Hanson provided services as a controller of seven reporting public companies while working for Clark Consulting Services Inc. From 1994 until 1998, Mr. Hanson served as a member of the Technical Subcommittee to the British Columbia Securities Commission and the Vancouver Stock Exchange. Mr. Hanson is President/Director of Brockton Capital Corp., a "capital pool" public company that trades on the TSX Venture Exchange. Mr. Hanson is also a director of: Zena Capital Corp., a capital pool company listed on the TSX Venture Exchange. He lives in British Columbia, Canada.

Brent Petterson, Corporate Secretary of the Company, obtained his Certified General Accountant designation in 1989 and has 15 years of public practice accounting experience as well as three years of property management experience. Mr. Petterson is the President of Hiatt Management Ltd., a real estate investment company since 1996; and President of Acony Belle Management Ltd., a financial consulting company since 2001.

Michael S. Weingarten is a Director of the Company. In 1999, as the President and controlling shareholder of Business Supplies Are Us Inc. ("BSRU"), he successfully completed the reverse take-over of a capital pool company, Balmoral Capital Corp., and listed the company on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange). The public company changed its name to Commercial Consolidators Corp. His achievements to date which attribute to his success include being a founding majority shareholder of BSRU; founder and President of Complete Telemanagement Services Inc., the major hybrid channel for AT&T Canada with regard to local Centrex resale, bundled with long distance services; Director of Operations for Preferred Telemanagement, a reseller of Centrex local lines and owner and President of Isoceles Telephone Corp. Mr. Weingarten also was a director of Brockton Capital Corporation, a "capital pool" public company that trades on the TSX Venture Exchange in Canada. Mr. Weingarten also was a director of Zena Capital Corp., a "capital pool" company listed on the TSX Venture Exchange. He lives in Ontario, Canada.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serve at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2001 ended 12/31/2001 was CDN$30,000, indirectly paid to Gregory Burnett, President/CEO.

Director Compensation. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options. The Company may grant stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership". There are no stock options outstanding.

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2001 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C. Board Practices

6.C.1. Terms of Office. Refer to ITEM 6.A.1.
6.C.2. Directors' Service Contracts. --- No Disclosure Necessary ---
6.C.3. Board of Director Committees.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Gregory Burnett, Alan Crawford, and Kevin Hanson. The Audit Committee met once during Fiscal 2001 and once during Fiscal 2002.

6.D. Employees
As of 5/31/2003, the Company had two employees, representing the Senior Management. As of 12/31/2001, 12/31/2000 and 12/31/1999, there were two, two and two employees (including the Senior Management), respectively. None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership
Table No. 4 lists, as of 5/31/2003, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. Table No. 4 also includes data on Terry Amisano, India Minerals Inc., and Ruby Holdings Ltd., the only other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company's securities.

Table No. 4
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

=====================================================================================
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common Common Common	Gregory Burnett (1) Alan Crawford Kevin R. Hanson	763,007 600,474 366,401	17.5% 13.8% 8.4%
Common Common Common	Ruby Holdings Ltd. (2) India Minerals Inc. (3) Terry M. Amisano	678,898 314,583 274,799	15.6% 7.2% 6.3%
Total Directors/Management/5% Holders		2,158,695	68.8%

-------------------------------------------------------------------------------------------------------------------------------------------------------
(1)   95,950 shares are held indirectly through Carob Management, a private company controlled by Mr. Burnett.
(2)   Ruby Holdings is an investment corporation incorporated pursuant to the laws of Turks & Caicos with a registered office located at Design House Leeward High P.O. Box 150, Providenciales, Turks & Caicos Islands,
        British West Indies.
(3)   India Minerals Inc. is a private company incorporated in Delaware, USA, with an office located at 27 Reid
        Street, Hamilton, Bermuda HM11.

# Based on 4,358,521 shares outstanding as of 5/31/2003.
======================================================================================

Stock Options. The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the Canadian Unlisted Board and the Ontario Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company has no formal written stock option plan.

Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Canadian Unlisted Board and Ontario Securities Commission policies in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the Canadian Unlisted Board and Ontario Securities Commission where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the Canadian Unlisted Board and Ontario Securities Commission where:

     (a)   grant of incentive stock options could result at any time in:
             (i)    the Company having options outstanding to insiders which, in aggregate, are exercisable to acquire over 10% of the outstanding common shares of the Company; or
             (ii)    the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the Company; or
             (iii)    the issuance to any one insider and such insider's associates, within a one year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the
                       Company; or

             (iv)     the issuance to any consultant of common shares which, in aggregate, exceed 2% of the outstanding common shares of the Company; or
     (b)   the Company is proposing to decrease the exercise price of stock options held by any insiders.

The program authorizes the Board, or a committee thereof, to grant stock options from time to time to officers, directors and employees of the Company and its affiliates.

Under the program, stock options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of a stock option may not be lower than the closing price of the common shares on the Canadian Unlisted Board on the business day immediately preceding the date the option is granted. If an optionee ceases to be an officer, director or employee of the Company other than by reason of the death of such optionee, any outstanding stock option held by such optionee will expire one month after the date of termination of service, or such later date as the Board may determine. In the event of the death of an optionee, any outstanding stock option held by the optionee will be exercisable by such optionee's representatives for a period of twelve months after such death.

No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The Board, in certain events, as to exercise price and number of common shares, to prevent dilution or enlargement, may adjust outstanding stock options.

The Company has the right to create a multi-year vesting schedule.

As of 5/31/2003, there were no stock options outstanding.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E and Table No. 4.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders; table reflects direct/indirect holdings of common shares, refer to Table No. 4 for additional information.

==================================================================================
	Shares Owned 12/31/2002	Shares Owned 12/31/2001	Shares Owned 12/31/2000	Shares Owned 12/31/1999
Alan Crawford Gregory Burnett Kevin Hanson	600,474 352,474 330,474	600,474 600,474 600,474	600,474 600,474 600,474	0 0 0
Ruby Holdings Ltd. Terry Amisano	600,474 274,799	600,474 563,369	600,474 582,399	0 0

==================================================================================

7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership. On 6/26/2002, the Company's shareholders' list showed 3,372,054 common shares outstanding, with 2,657 registered shareholders. 72 of these shareholders were U.S. residents, holding 17,914 shares (representing about 1% of the issued/outstanding shares) and 2,569 registered shareholders resident in Canada, holding 2,754,410 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 3,000 beneficial owners of its common shares.

7.A.3. Control of Company. The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements. No Disclosure Necessary

7.B. Related Party Transactions

Shared Office
The Company's executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants. Terry Amisano and Kevin Hanson are principles of Amisano Hanson, Chartered Accountants. The Company paid/accrued $6,000, $6,000, and $3,000 in rent/administrative services to Amisano Hanson during Fiscal 2002, Fiscal 2001, and Fiscal 2000, respectively.

Accounting Fees

The Company paid/accrued accounting fees of $8,100, $7,681 and $5,704 to Amisano Hanson during Fiscal 2002, Fiscal 2001, and Fiscal 2000, respectively.

Indirect Payments to Gregory Burnett, President/CEO
Mr. Burnett is paid his $2,500 monthly compensation for his services as President/CEO through payments to Carob Management Ltd., a company controlled by Mr. Burnett. During Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively, Carob Management Ltd. was paid/accrued $30,000, $30,000 and $15,000.

Shareholder Loans
On 7/27/2001, Gregory Burnett (President/CEO/Director of the Company) and Michael Weingarten (subsequently a Director of the Company) each lent $250,000 to the Company to facilitate the Company's lending the funds to Contact Solutions Group Inc. The loans were unsecured, due on demand and charge interest of 10% per year. During Fiscal 2002 and Fiscal 2001, $25,000 and $35,417, respectively, was accrued in interest (included in following paragraph). The $250,000 loaned by Mr. Weingarten was assigned by Mr. Weingarten to India Minerals Inc. (an unrelated private company) in October 2002 for $12,500 owed to India Minerals Inc. Each of the two loans were exchanged for 250,000 shares in April 2003.

Amounts Owing to Senior Management/Directors
At 5/31/2003, 12/31/2002, 12/31/2001, 12/31/2000, and 12/31/1999, $0, $182,225, $116,191, $48,270, and $16,600 was owed to officers/directors for accounting fees, consulting fees, interest expense and rent. These amounts are unsecured, non-interest bearing, and have no fixed terms of repayment. In April 2003, $196,460 of debt (including $64,583 accrued interest on the above loan to Mr. Burnett) was converted to 196,460 common shares.

Other than as disclosed above, there have been no transactions since 12/31/1999, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel --- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan & Company, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:
Fiscal 2002 Ended December 31
Fiscal 2001 Ended December 31
Fiscal 2000 Ended December 31

8.A.7. Legal/Arbitration Proceedings
The Company brought an action on 9/1/2001 in the Superior Court of Ontario in Toronto against Contact Solutions Group Inc. ("CSG") and the principal of CSG (Parry Rosenberg), for recovery of $500,000 previously loaned to CSG. CSG and the principal of CSG, in turn has brought a counterclaim against the Company claiming $3,000,000 damages for breach of a share purchase agreement between the Company and CSG and a further $500,000 in punitive damages. The Company believes the counterclaim is without merit and intends to vigorously defend it, if necessary. Through 12/31/2002, the Company had spent about $30,000 on legal expenses on this matter. Pending release from receivership and bankrupcy for CSG and Mr. Rosenberg, respectively, the Company anticipates that this entire matter will be dismissed.

The Directors and the management of the Company do not know of any other material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no other active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes
No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

9.A.4. Common Share Trading Information
The Company's common shares began trading for over ten years on the Canadian Dealing Network in Toronto, Ontario, Canada. The Canadian Dealing Network was absorbed by the Canadian Venture Exchange (which was subsequently absorbed by the TSX Venture Exchange). The Canadian Unlisted Board, where the Company's common shares currently trade, evolved out of these mergers as an "exchange" for those companies not seeking to be listed or not qualifying for listing on the Canadian Venture Exchange. The current stock symbol is "TRIV". The CUSIP number is #89557A-30-5.

Neither the Canadian Unlisted Board nor the Ontario Securities Commission maintain public records regarding the trading activities of securities traded on the Canadian Unlisted Board; the only archived official records are maintained for market regulation purposes only. Upon review of informal records maintained by stockbrokerage firms, the Company estimates that the high and low prices during Fiscal 2001 and Fiscal 2002 were $1.00 and $1.50; a rough estimate of volume was 800,000 shares. The closing price was $0.50 on May 31, 2003.

Canadian Unlisted Board
The Canadian Unlisted Board Inc. ("CUB") offers an internet, web-based system for dealers to report completed trades in unlisted and unquoted equity securities in Ontario as required pursuant to Part VI of Regulation 1015 to the Ontario Securities Act.

The CUB system replaced the prior TSE/CATS reporting mechanism on 10/10/2000.

Further information about CUB and Over-The-Counter (OTC) trading may be obtained if you e-mail the CUB at cubaadmin@cub.ca. call the CUB at 866-282-9327.

The system is secured by user identification codes and passwords.

9.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders
The Company's common shares are issued in registered form and the following information is taken from the records of CIBC Mellon Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (Ontario). Unless the Business Corporations Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Share Purchase Warrants
As of 5/31/2003, no share purchase warrants were outstanding.

9.A.6. Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
--- No Disclosure Necessary ---

9.C. Stock Exchanges Identified
The common shares trade on the Canadian Unlisted Board.
Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital. As of 12/31/2002, 12/31/2001, and 12/31/2000, the authorized capital of the Company was an unlimited number of common shares without par value and an unlimited number of non-voting convertible redeemable non-cumulative 6% preference shares without par value. At these dates, there were 3,372,054, 3,372,054, and 3,372,054 common shares issued and outstanding, respectively.

Over 10% of capital has been "paid for" with assets other than cash within the past five years, considering that the Company has issued 2,846,886 common shares for $1,652,775 of debt (Fiscal 1997 and Fiscal 1999); also 986,467 common shares for $986,469 of debt in April 2003.

10.A.2. Shares Not Representing Capital.
10.A.3. Shares Held By Company.
--- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- None Outstanding ---
--- Refer to ITEM #6.E. and Table No. 4. ---

10.A.6. History of Share Capital
Fiscal 1999: Shares for Debt, 2,268,498 shares, $453,699
Fiscal 2000: None
Fiscal 2001: None
Fiscal 2002 to Date: None
2003-to-date: Shares for Debt, 986,467 shares, $986,469

10.A.7. Resolutions/Authorizations/Approvals
--- No Disclosure Necessary ---

10.B. Memorandum and Articles of Association

Refer to discussion in Form 20-F Registration Statement, as amended.

10.C. Material Contracts --- No Disclosure Necessary ---

10.D. Exchange Controls
Except as discussed in ITEM #10.E., the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:
1.  If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding US$179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2.  If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding US$5,000,000 and any indirect acquisition having an asset value exceeding US$50,000,000 is reviewable.

3.   If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services.

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

n addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

10.E. Taxation

Canadian Federal Income Tax Considerations
The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property. The summary deals with the provisions of the Tax Act in force on 12/31/1999. It discusses all material matters; but might not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules. Holders and prospective holders are urged to consult with their own tax advisers with respect to their particular circumstances.

Dividends
A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares
A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation
For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended December 31, 2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts --- No Disclosure Necessary ---

10.H. Document on Display --- No Disclosure Necessary ---

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities --- No Disclosure Necessary ---
12.B. Warrants and Rights --- No Disclosure Necessary ---
12.C. Other Securities --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS --- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation. Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16. RESERVED

PART III

ITEM 17. FINANCIAL STATEMENTS
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements
Auditor's Report, dated 4/15/2003
Balance Sheets at 12/31/2002 and 12/31/2001
Statements of Loss
    for the years ended 12/31/2002, 12/31/2001, and 12/31/2000
Statements of Cash Flows
    for the years ended 12/31/2002, 12/31/2001 and 12/31/2000
Statements of Shareholders' Equity,
    for the years ended 12/31/2002, 12/31/2001, 12/31/2000, and 12/31/1999
Notes to Financial Statements

ITEM 18. FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

1.   Articles of Incorporation/Bylaws as currently in effect
    --Incorporated by Reference to Form 20-F Registration Statement as amended--

2.  Instruments defining the rights of holders of equity or
        debt securities being registered.
        --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:                             No Disclosure Necessary
4.  Material Contracts:                                        No Disclosure Necessary
5.  Foreign Patents:                                             No Disclosure Necessary
6.  Earnings Per Share Calculation:                    No Disclosure Necessary
7.  Ratio of Earnings To Fixed Charges:            No Disclosure Necessary
8.  List of Subsidiaries:                                     No Disclosure Necessary
9.  Statement Regarding Date of Financial Statements:
                                                                        No Disclosure Necessary

10.  Additional Exhibits:
      --Incorporated by Reference to Form 20-F Registration Statement as amended--

99.1 CEO Certification Accompanying Periodic Report Pursuant to Section 906
      of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

Mining Glossary

Anomalous:
Results of geophysical or geochemical testing which deviate from the expected or calculated value.

Aphanitic:
A crystalline texture with individual crystals too small to be visible to the unaided eye

Amphibole:
A crystalloblastic rock consisting mainly of amphibole and plagioclase with little or no quartz.

Argillaceous:
Consisting of clays or having a clayey nature.

Biotite:
A platy magnesium-iron mica, common in igneous rocks.

Cherty:
Pertaining to compact rocks consisting essentially of micro-crystalline quartz.

Crystalloblastic:
Said of a crystalline texture produced by metamorphic re-crystallization under conditions of high viscosity and directed pressure, in contrast to igneous rock textures that are the result of successive crystallization of minerals under conditions of relatively low viscosity and nearly uniform pressure.

Diorite (Dioritic):
An igneous intrusive rock composed primarily of plagioclase feldspar, biotite, pyroxene and or hornblende sometimes with small amounts of quartz.

Dykes:
Tabular intrusive bodies of igneous rock that cuts across bedding.

Facies:
A term of wide application, referring to such aspects of rock units as rock type, mode of origin, composition, fossil content, or environment of deposition.

Felsic:
An igneous rock made up of light colored minerals; composed primarily of feldspar and silica.

Feldspar:
Any of a group of crystalline minerals characterized by two cleavages at nearly right angles; one of the most important constituents of igneous rocks.

Fold:
A curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage.

Garnet:
Any of a group of hard, deep red, brownish, or green vitreous minerals, silicates of calcium, magnesium, iron, or manganese with aluminum or iron.

Glaciated Precambrian Shield:
A area covering much of northern Canada consisting of the oldest, most stable

Igneous Rocks:
Rocks formed by the solidification of molten material that originated within the Earth

Isoclinal Fold:
A fold whose limbs are parallel.

Komatiite:
A volcanic rock with s distinctive texture.

Lithological:
Related to a boundary between two different rock types.

Mafic:
An gineous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark colored minerals.

Magnetometer:
An instrument used to measure the magnetic attraction of underlying rocks.

Metamorphism:
A geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

Mica:
Any member of a group of minerals, hydrous silicates of aluminum, that separate readily into thin, tough, often laminae.

Plagioclase:
Any of a group of feldspars containing a mixture of sodium and calcium feldspars

Porphyry, Porphyries:
Disseminated minerals in a large body of rock. In the commercial sense the term is not restricted to ore in porphyry but is applied to deposits characterised by huge size uniform dissemination and low average metal content.

Phenocryst:
A porphyritic crystal inclusion.

Quartz:
The commonest mineral, silicon dioxide, occurring in crystals and grains. The chief component of sand.

Sericite:
A white, fine-grained potassium mica occurring in small scales as an alteration product of various minerals, having a silky luster, and found in various metamorphic rocks or in the wall rocks, fault gouge, and vein fillings of many ore deposits.

Silicification:
Referring to rocks in which a significant proportion of the original constituent minerals have been replaced by silica.

Stratigraphy:
The arrangement of rock strata, especially as to geographic position and chronologic order of sequence.

Till:
An unstratified and unconsolidated sediment deposited by glaciers.

Tuff:
A rock formed by volcanic fragments generally less than 4 mm.

Vitreous:
Of the nature or resembling glass, as in transparency, brittleness, hardness, or glossiness.


TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
REPORT AND FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders,
Tri-Lateral Venture Corporation
(An Exploration Stage Company)

We have audited the balance sheets of Tri-Lateral Venture Corporation as at December 31, 2002 and 2001 and the statements of loss, shareholders' deficiency and cash flows for each of the years in the three years ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three years ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.
Vancouver, Canada	"Morgan & Company"
April 15, 2003	Chartered Accountants

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency and has incurred substantial losses from operations, which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 15, 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors'report when the uncertainty is adequately disclosed in the financial statements.
Vancouver, Canada	"Morgan & Company"
April 15, 2003	Chartered Accountants

TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
BALANCE SHEETS
December 31, 2002 and 2001
(Stated in Canadian Dollars)

ASSETS	2002	2001
Current
Cash Accounts receivable Promissory note receivable - Notes 3 and 10 Resource properties - Note 4	$ 13,384 907 14,291 - 12,656 $ 26,947	$ 236,682 1,003 237,685 500,000 - $ 737,685
LIABILITIES
Current
Accounts payable and accrued liabilities - Notes 7 and 11 Loans payable - Notes 5, 7 and 11	$272,627 725,424 998,051	$261,311 845,504 1,106,815
SHAREHOLDERS'DEFICIENCY
Share capital - Note 6 Contributed surplus Deficit	5,783,259 2,000 (6,756,363) (971,104) $ 26,947	5,783,259 2,000 (6,154,389) (369,130) $ 737,685

Nature and Continuance of Operations - Note 1
Commitment - Note 4
Contingency - Note 10

ON BEHALF OF THE BOARD:
  /s/Greg Burnett Greg Burnett, Director

  /s/ Kevin Hanson Kevin Hanson, Director


TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
STATEMENTS OF LOSS
for the years ended December 31, 2002, 2001 and 2000
(Stated in Canadian Dollars)
2002	2001	2000

Administrative Expenses
Accounting fees - Note 7
Bad debts
      Bank charges and interest - Note 7
Consulting fees - Note 7
Filing fees
Legal fees
     Rent, office and administration - Note 7
Transfer agent
Travel and promotion
Loss before other items
Other items
Business investigation costs
Interest earned
     Gain on settlement of accounts payable
     Loss on write-off of promissory note receivable
Net loss
Weighted average number of shares outstanding
Basic and diluted loss per share

$12,085 - 50,233 30,000 12,087 23,918 7,437 11,724 5,950 (153,434) - 388 51,072 500,000 $(601,974) 3,372,054 $ (0.18)	$9,846 58,333 71,600 30,000 1,417 41,549 6,174 20,385 696 (240,000) (26,725) 63,415 5,000 - $(198,310) 3,372,054 $ (0.06)	$7,454 - 315 25,000 1,437 27,386 3,653 17,005 2,757 (85,007) - 295 7,302 - $(77,410) 3,372,054 $ (0.02)


TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2002, 2001 and 2000
(Stated in Canadian Dollars)

2002	2001	2000

Operating Activities
Net loss for the year
Deduct items not affecting cash:
     Gain on settlement of accounts payable
     Loss on write-off of promissory note receivable
Changes in non-cash working capital items related to
 operations:
     Accounts receivable
     Prepaid expense
     Accounts payable and accrued liabilities
     Due to related parties
Cash used in operating activities
Investing Activities
     Increase in promissory note receivable
     Increase in resource properties

Financing Activity
Increase (decrease) in loans payable
Increase (decrease) in cash
Cash, beginning
Cash, ending
Supplemental disclosure of cash flow information:
     Cash paid for:
     Interest
     Income taxes

$(601,974) (51,072) 500,000 96 - 62,388 - (90,562) - (12,656) (12,656) (120,080) (223,298) 236,682 $ 13,384 $ - $ -	$(198,310) (5,000) - 4,992 10,000 126,754 (61,564) (500,000) - (500,000) 767,080 205,516 31,166 $ 236,682 $ - $ -	$(77,410) (7,302) - (5,364) (10,000) 66,155 (16,600) (50,521) - - - 78,424 27,903 3,263 $ 31,166 $ - $ -

Non-cash Transactions - Note 8


TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS'DEFICIENCY
for the years ended December 31, 1999 to 2002
(Stated in Canadian Dollars)

	Common Stock Issued Shares	Preferred Stock Amount	Contributed Issued Shares	Exploration Amount	Surplus	Deficit Accumulated During the Stage	Total
Cumulative totals to December 31, 1998	1,103,556	$5,329,560	10,000	$2,000	$ -	$(5,768,578)	$(437,018)
Issuance of shares pursuant to debt settlement agreements	2,268,498	453,699	-		-	-	453,699
Net loss for the year ended December 31, 1999	-	-	-	-	-	(110,091)	(110,091)
Balance, December 31, 1999	3,372,054	5,783,259	10,000	2,000	-	(5,878,669)	(93,410)
Net loss for the year ended December 31, 2000	-	-	-	-	-	(77,410)	(77,410)
Balance, December 31, 2000	3,372,054	5,783,259	10,000	2,000	-	(5,956,079)	(170,820)
Cancellation of preferred shares	-	-	(10,000)	(2,000)	2,000	-	-
Net loss for the year ended December 31, 2001	-	-	-	-	-	(198,310)	(198,310)
Balance, December 31, 2001	3,372,054	5,783,259	-	-	2,000	(6,154,389)	(369,130)
Net loss for the year ended December 31, 2002	-	-	-	-	-	(601,974)	(601,974)
Balance, December 31, 2002	3,372,054	$5,783,259	-	$ -	$2,000	$(6,756,363)	$(971,104)


TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Stated in Canadian Dollars)

Note 1    Nature and Continuance of Operations

The Company is in the exploration stage and is currently investigating exploration opportunities. The Company currently has title to 10 patented mineral claims located in the Red Lake Mining Division of Ontario.

These financial statements have been prepared on a going concern basis. At December 31, 2002 the Company has a working capital deficiency of $983,760 and has accumulated losses of $6,756,363 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated pursuant to the Ontario Business Corporations Act on April 24, 1967 as Jolly Jumper Products of America Limited. The Company changed its name on September 25, 1987 to Sun Valley Hot Springs Ranch Inc., on March 26, 1991 to Tri-Lateral Free Trade Inc., on June 19, 1995 to Tri-Lateral Investments Corporation and on October 2, 1998 to Tri-Lateral Venture Corporation.

Note 2    Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are stated in Canadian dollars. Except as disclosed in Note 12, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basic and Diluted Loss Per Share

Basic loss per share ("LPS") is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. As at December 31, 2002 and 2001, there were no potentially dilutive securities outstanding. Therefore, there was no difference in the calculation of basic and diluted LPS in 2002 and 2001.

(b) Fair Market Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and loans payable approximate fair value because of the short term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(c) Income Taxes

The Company has adopted the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

(d) Resource Properties and Deferred Exploration Costs

The acquisition of mineral properties are recorded at cost. Exploration and development costs relating to these properties are deferred until the properties are brought into productions, at which time the costs are amortized on the unit of production basis, or until the properties are abandoned or sold, at which time the costs are written off. Mineral properties are abandoned, when the claims are no longer in good standing or the agreements covering the claims are in default, and in either case, management had determined that abandonment is appropriate. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of property.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

Note 3    Promissory Note Receivable

The promissory note receivable represents a loan to Contact Solutions Group Inc. ("CSG"), is secured by a general security agreement over the assets of CSG and a personal guarantee of a director of CSG, bears interest at 10% per annum and is due on demand. During the year ended December 31, 2001, a formal demand for payment was made against CSG. Refer to Note 10. During the year ended December 31, 2002, the promissory note receivable was written-off as CSG went into receivership and the personal guarantee of a director of CSG was determined to be of no value.

Note 4    Resource Properties

Lennie Property - Red Lake, Ontario	2002	2001
Deferred Exploration Costs Property taxes Travel and site visit Other Properties, Red Lake, Ontario Advance option payment	$ 2,156 3,000 5,156 7,500 $ 12,656	$ - - - - $ -

Lennie Property, Red Lake, Ontario
Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario subject to a 2% net smelter return royalty upon the commencement of production. In previous years, management of the Company had written-down the value of these claims by $660,078, but retained title to the claims. During the year ended December 31, 2002, the Company renewed its interest in these claims.

Other Properties, Red Lake, Ontario
During the year ended December 31, 2002, the Company made an advance option payment of $7,500 in respect to acquiring 2 mineral claims located in Red Lake, Ontario. The Company is negotiating a mineral property option agreement in respect to these mineral claims.

Note 5    Loans Payable

Loans payable consists of the following:	2002	2001

Non-interest bearing, no specific terms for repayment and unsecured

Promissory notes payable, owing to directors of the
Company, bearing interest at 10% per annum, unsecured
and payable on demand

Promissory notes payable, bearing interest at 10% per
annum, unsecured and payable on demand

	$225,424 250,000 250,000 $725,424	$345,504 500,000 - $845,504

Note 6    Share Capital

Authorized

Unlimited common shares, without par value

Unlimited non-voting convertible redeemable non-cumulative 6% preference shares, without par value

Note 7    Related Party Transactions - Note 5

During the years ended December 31 the Company incurred the following expenses with directors and a company and a partnership with a common director:

	2002	2001	2000
Accounting Consulting fees Interest expense Rent	$8,100 30,000 25,000 6,000 $69,100	$7,681 30,000 35,417 6,000 $79,098	$5,704 15,000 - 3,000 $23,704

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable and accrued liabilities includes $182,225 (2001:  $116,191) owing to directors of the Company.

Loans payable includes promissory notes payable to directors of the Company for $250,000 (2001:  $500,000) and a loan payable of $78,424 (2001:  $78,424) owing to a shareholder of the Company.

Note 8    Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

-  During the year ended December 31, 2001 the Company cancelled 10,000 preferred shares issued at $0.20 per share ($2,000). This amount has been reclassified to contributed surplus.

Note 9    Corporation Income Tax Loss Carryforwards

At December 31, 2002 the Company has accumulated non-capital losses totalling $1,272,520 which are available to offset future years' taxable income. These losses expire as follows:
December 31, 2003 December 31, 2004 December 31, 2005 December 31, 2006 December 31, 2007 December 31, 2008 December 31, 2009	$ 158,822 353,593 214,852 104,533 84,712 202,962 153,046 $ 1,272,520

At December 31, 2002 the Company has accumulated Canadian Exploration Expenses of $749,711 and Canadian Development Expenses of $134,908. These expenses carryforward indefinitely and are available to offset certain taxable income of future years at various rates per year.

The Company has also accumulated a capital loss of $500,000, which can be carried forward indefinitely to reduce future years' capital gains.

The Company does not have any other future income tax assets or liabilities. The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is not more likely than not that sufficient taxable income will be realized during the carry forward periods to utilize all future tax assets.

Note 10    Contingency - Note 3

The Company has brought an action in the Superior Court of Ontario against Contact Solutions Group Inc. ("CSG") and the principal of CSG, for recovery of $500,000 previously loaned to CSG. CSG and the principal of CSG, in turn has brought a counterclaim against the Company claiming $3,000,000 damages for breach of a share purchase agreement between the Company and CSG and a further $500,000 in punitive damages. The Company believes the counterclaim is without merit and intends to vigorously defend it.

Note 11    Subsequent Event

Subsequent to December 31, 2002, the Company issued 986,467 common shares to settle accounts payable and loans payable totalling $986,469.

Note 12    Differences between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The Company's accounting principles generally accepted in Canada ("Canadian GAAP") differ from accounting principles generally accepted in the United States ("US GAAP") as follows:

a)  Resource Properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven reserves. Therefore, an additional acquisition and exploration expense is required under US GAAP.

b)  Accounting for Income Taxes

Under the asset and liability method of Statement of Financial Accounting Standards No. 109 ("SFAS-109"), deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statements carrying amount of existing assets and liabilities and their respective tax bases, measured using the provisions of enacted tax laws. A deferred tax asset with respect to loss carry-forwards and timing differences would not be recognized and the application of US GAAP does not result in a material difference from Canadian GAAP.

c)  New Accounting Standards

Management does not believe that any recently issued but not effective accounting standards, if currently adopted, could have a material effect on the accompanying financial statements.

(d)   The impact of the above on the financial statements is as follows:

	2002	2001	2000
Net loss for the year per Canadian GAAP	$ (601,974)
$    (198,310)
			$ (77,410)
Acquisition and deferred explorationcosts (a)	(12,656)	-	-
Net loss for the year per US GAAP	$ (614,630)	$(198,310)	$(77,410)
Primary loss per share US GAAP	$(0.18)	$(0.06)	$(0.02)
Weighted average number of sharesoutstanding per US GAAP	3,372,054	3,372,054	3,372,054
Total assets per Canadian GAAP	$26,947	$737,685
Acquisition and deferred explorationcosts (a)	(12,656)	-
Total assets per US GAAP	$ 14,291	$ 737,685
Shareholders' equity (deficiency)
Balance, end of year per Canadian GAAP	$ (976,104)	$(369,130)
Acquisition and deferred explorationcosts (a)	(12,656)	-
Balance, end of the year per US GAAP	$ (983,760)	$ (369,130)


CERTIFICATIONS

I, Gregory Burnett, certify that:

1.   I have reviewed this annual report on Form 20-F of
   Tri-Lateral Venture Corporation;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a.   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b.   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c.   presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a.   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b.   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.   The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003

/s/ Gregory Burnett
Gregory Burnett
President/Director


CERTIFICATIONS

I, Brent Petterson, certify that:

1.   I have reviewed this annual report on Form 20-F of
     Tri-Lateral Venture Corporation;

2  . Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a.   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b.   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c.   presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a.   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b.   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.   The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25 2003

/s/ Brent Petterson
Brent Petterson
Corporate Secretary


SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tri-Lateral Venture Corporation - SEC File #0-50112

Registrant

Dated: June 25, 2003	By /s/ Gregory Burnett Gregory Burnett, President/Director
Dated: June 25, 2003	By /s/ Kevin Hanson Kevin Hanson, Director

