Form 20-F
period 2003-12-31
PAN AMERICAN GOLD CORP
filed 2004-07-15
CIK 1205059

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-50112

PAN AMERICAN GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

Ontario, Canada
(Jurisdiction of incorporation or organization)

Suite 601 - 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable
Title of Class

Not Applicable
Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
Title of Class

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.

There were 4,358,521 common shares, without par value, issued and outstanding as of December 31, 2003.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO

Indicate by check mark which financial statement item the Registrant has elected to follow.

ITEM 17 ____ ITEM 18 X .

PART I

This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us", "our", and "Pan American" mean Pan American Gold Corporation (formerly Tri-Lateral Venture Corporation), unless otherwise indicated. The term "Pan American Nevada" refers to Pan American Gold Corp., a Nevada corporation.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The selected financial data presented below for the five year period ended December 31, 2003 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The data is presented in Canadian dollars.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended December 31 (Audited)

CANADIAN GAAP	2003	2002	2001	2000	1999
Net Sales or Operating Revenue	-	-	-	-	-
Direct Costs	-	-	-	-	-
Operating Expenses	-	-	-	-	-
Administrative Expenses	$102,211	$153,434	$240,000	$85,007	$104,811
Amortization and Asset Write-down	$7,500	-	-	-	-
Income (Loss) From Operations	($104,375)	($601,974)	($198,310)	($77,410)	($110,091)
Other Income	-	-	-	-	-
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	($104,375)	($601,974)	($198,310)	($77,410)	($110,091)
Net Income (Loss) from Operations per Common Share	(0.03)	(0.18)	(0.06)	(0.02)	(0.05)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$17,474	$26,947	$737,685	$47,161	$3,894
Net Assets	$17,474	$26,947	$737,685	$47,161	$3,894
Capital Stock	$6,769,726	$5,783,259	$5,783,259	$5,783,259	$5,783,259
Number of Common Shares (adjusted to reflect changes in capital)	4,358,521	3,372,054	3,372,054	3,372,054	3,372,054
Diluted Net Income per Common Share	(0.03)	(0.18)	(0.06)	(0.02)	(0.05)
Long-Term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended December 31 (Audited)
UNITED STATES GAAP	2003	2002	2001	2000	1999
Net Sales or Operating Revenue	-	-	-	-	-
Direct Costs	-	-	-	-	-
Operating Expenses	-	-	-	-	-
Administrative Expenses	-	-	-	-	-
Amortization and Asset Write-down	-	-	-	-	-
Income (Loss) From Operations	-	-	-	-	-
Other Income	-	-	-	-	-
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	($104,494)	($614,630)	($198,310)	($77,410)	($110,091)
Net Income (Loss) from Operations per Common Share	($0.03)	($0.18)	($0.06)	($0.02)	($0.05)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$4,699	$14,291	$737,685	$217,981	$97,304
Net Assets	-	-	-	-	-
Capital Stock	-	-	-	-	-
Number of Common Shares (adjusted to reflect changes in capital)	4,051,237	3,372,054	3,372,054	3,372,054	3,372,054
Diluted Net Income per Common Share	-	-	-	-	-
Long-term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Reconciliation to United States Generally Accepted Accounting Principles

A reconciliation to United States Generally Accepted Accounting Principles is included in Note 9 to the audited financial statements. Significant differences include accounting for compensation expense.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On July 12, 2004, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of

Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.3188. For the past five fiscal years ended December 31, and for the period between January 1, 2004 and May 31, 2004, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 1999	$1.493
December 31, 2000	$1.4855
December 31, 2001	$1.5489
December 31, 2002	$1.5642
December 31, 2003	$1.4008

Month ended	Low / High
October 31, 2003	$1.3507 / $1.3043
November 30, 2003	$1.3362 / $1.2973
December 31, 2003	$1.3405 / $1.2923
January 31, 2004	$1.3340 / $1.2690
February 29, 2004	$1.3442 / $1.3108
March 31, 2004	$1.3480 / $1.3097
April 30, 2004	$1.3711 / $1.3095
May 31, 2004	$1.3970 / $1.3580

We have not issued any dividends in the past five fiscal years.

D. Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.

The common shares of our company are considered speculative during the period of time that we are seeking to identify a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

Risks Associated with Mining

As our properties are in the exploration and development stage there can be no assurance that we will establish commercial discoveries on our properties.

Despite exploration work on our mineral claims, no known bodies of commercial ore or economic deposits have been established on any of our mineral properties. In addition, we are in our early stages of exploration and substantial additional work will be required in order to determine if any economic deposits occur on our properties. Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. We are an exploration stage company with no history of revenues. There can be no assurance that our operations will be profitable in the future, as a result of which our business will fail.

Mineral operations are subject to market forces outside of our control which could have an impact on costs of our operations and could reduce the profitability of our operations and threaten our continuation.

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of our operations and threaten our continuation.

The mining industry is highly competitive and there is no assurance that we will be successful in acquiring claims.

The mineral industry is intensely competitive in all phases. We compete with many companies possessing greater financial resources and technical facilities than ourself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. However, due to the currently depressed market for base and precious metals, we do not believe that competition will be a factor which confines our ability to retain qualified geologists and consultants, or to acquire interests in mineral properties with significant potential.

The fact that we have not earned any revenues since our incorporation raises substantial doubt about our ability to continue as a going concern.

We have not generated any revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash in the amount of $90,000 as of June 1, 2004. We estimate our average monthly operating expenses to be approximately $25,000 each month. As a result, we need to generate significant revenues from our operations or acquire financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern as described in an explanatory paragraph to our independent auditors' report on our financial statements for the year ended June 30, 2003. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year ending December 31, 2004, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

We have not generated any revenue from our business and we may need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we will need to raise further financing for the 12 month period ending December 31, 2004 in the approximate amount of $1,479,000. We do not currently have any arrangements for financing and we can provide no assurance to investors we will be able to find such financing if required. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay our future indebtedness or that we will not default on our future debts, jeopardising our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct business and explore our properties, which might result in the loss of some or all of your investment in our common stock.

Our properties are in the pre-exploration stage, are not commercially viable at this time and there is no assurance that commercially viable quantities of ore will be discovered.

Our mineral properties are in the early exploration stage and are not commercially viable at this time. Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered. There is also no assurance that if found, commercially viable properties will be brought into commercial production. If we are not able to locate sufficient quantities of commercially viable ore and bring our properties into commercial production, we will not be able to continue operations and as a result our shareholders may lose any investment in our company.

There is substantial risk that no commercially exploitable minerals will be found and our business will fail.

The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that the minerals claims that we have an option to acquire contains commercially exploitable reserves. Exploration for minerals is a speculative venture necessarily involving substantial risk. The probability of an individual prospect having reserves and being commercially profitable is remote and, if a property does not contain any reserves, the funds we have spent or will spend on exploration of such property will be lost.

We are subject to environmental protection legislation with which we must comply or suffer sanctions from regulatory authorities.

If the results of our geological exploration program indicate commercially exploitable reserves and we decide to pursue commercial production of our mineral claim, we may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that we would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve our mine or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

There may be defects to the title of the mineral claims and as result we could lose our interest in such claims.

The mining claims in which we have an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims have not been converted to lease and tenure, and are, accordingly, subject to annual compliance with assessment work requirement. Other parties may dispute title to our mining properties. While we have investigated title to all mineral claims and, to the best of our knowledge, title to all properties are in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects.

Mineral prices are subject to dramatic and unpredictable fluctuations.

The market price of precious metals and other minerals is volatile and cannot be controlled. If the price of precious metals and other minerals should drop significantly, the economic prospects of the projects which we have an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond our control may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond our control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

Financing Risks

We are likely to require additional financing to develop mineral properties that have been identified and to place them into production. Failure to obtain such financing may result in delay or indefinite postponement of exploration work on our mineral properties.

We, while engaged in the business of exploiting mineral properties, have sufficient funds to undertake our planned current exploration projects. If our exploration programs are successful, additional financing will be required to develop the mineral properties identified and to place them into commercial production. The exploration of our mineral properties is, therefore, dependent upon our ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of exploration work on our mineral properties, as well as the possible loss of such properties.

Fluctuation in foreign currency exchange rates may affect our results.

While engaged in the business of exploiting mineral properties, our operations outside of Canada make us subject to foreign currency fluctuation and such fluctuations may adversely affect our financial positions and results. Our management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, we may suffer losses due to adverse foreign currency fluctuations.

We are dependant on the services of certain key employees, namely Richard Bachman and Gregory Burnett, and the loss of these certain key employees may have a materially adverse effect on our company.

While engaged in the business of exploiting mineral properties, the nature of our business, our ability to continue our exploration of potential projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management employees. Loss of any of these people would have a material adverse effect on us. Currently we do not have any contracts with our key employees and we do not have key-man life insurance.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other natural resource companies.

Certain of our directors and officers are also directors and/or officers and/or shareholders of other natural resource companies. While we are engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest that they may have in any project or opportunity of ours. If a conflict of interest arises at a meeting of our board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not we will participate in any project or opportunity, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at the time.

Risks Relating to an Investment in our Securities

Our By-laws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our By-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by our company which shall happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter the our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue employee/director/consultant options

Because our success is highly dependent upon our respective employees, we may in the future grant to some or all of our key employees, directors and consultants options to purchase shares of our common stock as non-cash incentives. Those options may be granted at exercise prices below those for the common stock prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of our other stockholders may be diluted.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. The dilution may result in a decline in the market price of the our shares.

We have a history of net losses and there is no assurance that we can reach profitability in the future.

We have a history of losses and there is no assurance that we can reach profitability in the future. We will require significant additional funding to meet our business objectives. Capital will need to be available to help maintain and to expand exploration on our principal exploration property. We may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If we are unable to obtain sufficient financing, we might have to dramatically slow exploration efforts and/or lose control of our projects. We have historically obtained the preponderance of our financing through the issuance of equity, there is no limit to the number of authorized common shares, and we have no current plans to obtain financing through means other than equity financing.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers

It may be difficult to bring and enforce suits against us. We were incorporated under the Ontario Business Corporations Act. A majority of our directors and officers are residents of Canada and substantially all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Trading of our stock may be restricted by the SEC's "Penny Stock" regulations which may limit a stockholder's ability to buy and sell our stock.

The U.S. Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

Trading in our common shares on the OTC Bulletin Board is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

The trading price of our common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of the common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for our company and a diversion of management's attention and resources.

U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2003 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this Registration Statement for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

If we are or become a PFIC, many of the U.S. shareholders will be subject to the following adverse tax consequences:

- they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;

- they will be required to pay interest on taxes allocable to prior periods; and

- the tax basis of our capital shares will not be increased to fair market value at the date of their date.

We do not expect to declare or pay any dividends.

We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

ITEM 4 Information on Pan American Gold Corporation

A. History and Development of Pan American Gold Corporation

Our company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) in on April 24, 1967 under the name "Jolly Jumper Products of America Limited". On September 25, 1987, our name was changed to Sun Valley Hot Springs Ranch Inc. We changed our name to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998 we changed our name to Tri-Lateral Venture Corporation and on May 6, 2004 we changed our name to our present legal and commercial name "Pan American Gold Corporation". We are a reporting issuer under the securities laws of the Province of Ontario.

Our corporate offices are located at Suite 601 - 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T7. Our telephone number is 604.669.2615 and our facsimile number is 604.689.9773.

On May 15, 1998, we effected a reverse split of our authorized and issued share capital on the basis of 10 for 1 share.

We actively explored our natural resource properties until fiscal 1998 when we wrote-down our interests in our remaining properties, in response to low precious metal prices and a difficult investment market in which to raise funds to finance continued exploration. However, we retained ownership of our crown-granted mineral claims in good standing on one of our properties, known as the Lennie Property.

On April 15, 2003, we issued an aggregate of 6,905,269 (986,467 pre-split) shares of our common stock to settle outstanding debt of $986,468.65 owing to numerous parties, including certain of our directors and officers.

On July 7, 2003, we held an annual and extraordinary meeting of our shareholders. At the annual and extraordinary meeting, the number of directors was set at three and the three individuals nominated as directors were elected, including Gregory Burnett, Kevin Hanson and Alan Crawford. Our shareholders also approved the adoption of a 2003 Stock Option Plan. The shareholders of our company also passed a special resolution authorizing the directors to forward split our issued and unissued common shares on the basis of up to three (3) common shares for each one (1) common share. Our shareholders also approved a special resolution authorizing our directors to change the name of our company from "Tri-Lateral Venture Corporation" to Tri-Lateral Enterprises Corp." We did not proceed with the forward split or the name change.

On February 3, 2004, we held a special meeting of our shareholders. At the special meeting the shareholders approved a special resolution authorizing the directors to forward split our issued and unissued common shares on the basis of up to seven (7) common shares for each one (1) common share.

Our shareholders also approved a special resolution authorizing our directors to change the name of our company from "Tri-Lateral Venture Corporation" to "Pan American Gold Corporation".

On April 20, 2004, Morgan & Company resigned as our auditors and Bedford Curry & Co. were appointed as our auditors to fill the vacancy created by the resignation of Morgan & Company.

On May 6, 2004, our issued and unissued shares of common stock was split on the basis of seven (7) common shares for each one (1) common share and our name was changed to Pan American Gold Corporation. The forward split and name change were not effected with the OTC Bulletin Board until June 2, 2004 at which time our trading symbol was changed to "PNAMF".

On May 6, 2004, we entered into a share purchase agreement, dated May 6, 2004, with Pan American Gold Corporation, a Nevada corporation, Graham Douglas and the shareholders of Pan American Nevada, whereby we acquired Pan American Nevada in consideration for the issue of an aggregate of 3,370,000 shares of common stock of our company. The shares represent approximately 9.9% of our company's outstanding shares.

As a condition to the closing under the share purchase agreement, our board of directors appointed Richard Bachman as a member of our board of directors, and Kevin Hanson and Alan Crawford resigned as directors and officers of our company. On May 7, 2004 Michael Sweatman was appointed as a director of our company.

B. Business Overview

Present Operations

We are in the business of acquiring, exploring and developing (when appropriate) natural resource properties. Our primary property prior to the acquisition of Pan American Nevada has been the Lennie property, a gold exploration project located in the Red Lake gold camp in Ontario.

No known bodies of commercial ore have been discovered to date on any of our natural resource properties. In addition, we are in early stages of exploration. Mining exploration involves a high degree of risk. Finding mineral deposits is dependent on a number of factors including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past year, improving the probability of successful exploration activity, as well as improving the access to capital to finance exploration projects.

Acquisition of Pan American Gold Corporation, a Nevada corporation

Further to a letter of intent announced in January 2004, we entered into a share purchase agreement on May 6, 2004 to acquire all of the issued and outstanding shares of Pan American Gold Corporation, a Nevada gold exploration company. We closed this acquisition on May 10, 2004, agreed to issue 3,370,000 shares of our common stock to the shareholders of Pan American Nevada which will represent approximately 9.9% of our common shares.

Pan American Nevada holds interests in four gold exploration projects in North America.

In British Columbia, Pan American Nevada holds a 75% interest in a 80,000 acre land position comprised of 87 mineral claims in the Eskay Creek gold camp area.

In Nevada, Pan American Nevada holds an option to acquire a 60% interest in the Kinsley Mountain Gold Mine, a past gold producer. The Kinsley Mountain Property is described as follows:

The property is located in Elko County, Nevada. It is comprised of approximately 125 claims covering approximately 2,600 acres. The claims are situated in the following Township, Range and Section of the Mount Diablo Base & Meridian (MDB&M):

Township	Range	Sections
27 North	67 East	36
27 North	68 East	31 & 32
26 North	67 East	01, 12 & 13
26 North	68 East	05, 06, 07 & 08

In addition, Pan American Nevada holds an option to acquire a 60% interest in the Pinnacle Property which was previously drilled by Homestake Mining Company. Pinnacle Property described as follows:

The property is located in Nye County, Nevada. It is comprised of approximately 80 claims covering approximately 1,600 acres over the known mineralization in the area. All the claims are situated in Township 14 North, Range 40 East, Sections 09, 10, 15, 16, 17, 19, 20, 21, 29 & 30 of the Mount Diablo Base & meridian (MDB&M).

Pan American Nevada also holds a 50% interest in Cactus Minerals, a private Colorado Company which owns the Cactus property. The Cactus property is located in the western Mojave Desert in Kern County, California. The Cactus property, held previously by CoCa Mines and Hecla Mining Co., was first mined in 1894. Total historic production is approximately 400,000 ounces of gold and a million ounces of silver.

We plan to explore programs on all five of our projects (including the Red Lake Lennie project) in 2004 including drill programs at Cactus, Pinnacle, and Kinsley, subject to completion of the required financing. These plans are presently being finalized by our new President in consultation with our consultants and advisors.

Material Effects of Government Regulations

The current and anticipated future operations of our company, including further exploration activities require permits from various Canadian Federal and Provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on our company and cause increases in capital expenditures which could result in a cessation of operations by our company. We had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

C. Organizational Structure

As of the date of this annual report, we have one subsidiary, Pan American Gold Corporation, a company incorporated pursuant to the laws of the State of Nevada.

D. Property, Plants and Equipment

Our office facilities at 601 - 750 West Pender Street, Vancouver, British Columbia, Canada are being provided to us by one of our directors at no cost, effective May 2004. The director will be reimbursed for out-of-pocket costs associated with the maintenance and operation of our offices, such as long distance, courier, and other direct expenses incurred on our behalf. We anticipate that these premises will be sufficient for our business operations for the foreseeable future.

Lennie Property

The Lennie Property is a gold-exploration project located in the Red Lake District in northwestern Ontario, Canada.

Acquisition Details

Pursuant to an option agreement dated August 31, 1995, we acquired a 100% interest in ten mineral claims located in Balmer Township, Ontario, subject to a 2% net smelter return upon commencement of commercial production. We were obligated to incur exploration expenses of $250,000 on the property on or before February 28, 1997, which we have expended.

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

Thirteen diamond drill holes totalling 7639 feet of AX core were completed on the Lennie property. Drilling was as three fences crossing the property more or less perpendicular to the stratigraphy. Assays of split core yielded two interesting sections.

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

Eskay Creek Property

The Eskay Creek Property is located in northwestern British Columbia approximately 50 air miles north of Stewart, British Columbia, Canada. Access is by 38 miles of privately owned single-lane gravel road or by helicopter in the more remote areas. A local company provides road maintenance and snow removal services under contract.

In that the Eskay Creek Property is newly staked and largely a grassroots exploration play, it has no significant exploration or mining history outside of the adjacent active mines like the Eskay Creek Mine operated by Barrick. In 2003 the Eskay Creek Mine produced 352,000 ounces of gold and 17 million ounce of silver. The Eskay Creek mine is an underground operation accessible through three surface portals.

Acquisition Details

Pan American Gold Corporation through its wholly own subsidiary, 690102 B.C. LTD. on January 16, 2004 entered into Sale and Purchase Agreement with Matthew J. Mason (Vendor) of 1030 Nelson Avenue, West Vancouver, BC V7V 2P4 to acquire a 75% undivided interest in the Property (see Property Description) by 1) reimbursing the Vendor his acquisition cost, 2) granting to the Vendor a 2% NSR royalty, 3) granting to the Vendor a "Carried Interest", and 4) completing a "Positive Feasibility Study".

Property Description

The Eskay Creek Property is comprises approximately 75,000 acres representing 479 Units with Claim Names of BJ1-13, 13A, 14-31, 31A, and 32-35 and a Tenure No. of 394776-394812. The Property is in the Skeena Mining Division, British Columbia, Canada and more specifically Iskut River area (N.T.S.: 104B, 104G). The claim anniversary date is July 1, 2003.

Location and Access

The Eskay Creek gold/silver district is located in north-western British Columbia approximately 50 air miles north of Stewart, British Columbia. Access is by 38 miles of privately owned single-lane gravel road or by helicopter in the more remote areas. A local company provides road maintenance and snow removal services under contract.

The terrain ranges from rugged to moderate with elevations ranging from 2250 meters to 220 meters in the river valleys. The slopes are generally steep with many cliffs forming the valley walls. The area shows evidence of alpine glaciation with steep walled U-shaped valleys and braided streams. Glaciers and ice fields cover approximately ten percent of the property. Tree line is at about 1200- meter elevation, below which the forest cover consists of mature hemlock, spruce and fir typical of temperate rainforest. Lower elevations along the river valleys host thick stands of aspen and alder. The undergrowth at lower elevations consists of thick growth of ferns, devils club, huckleberry, and salmonberry bushes. The alpine areas host a healthy cover of heather, heath, blueberry, copperbush, black spruce and juniper.

The climate is typical of that of northwestern British Columbia with cool wet summers and moderate wet winters. Snowfall is quite heavy with accumulations ranging from ten to fifteen meters at higher elevations and two to three meters along the river valleys. In higher elevations, the ground is covered with snow from late October to mid May. At lower elevations, the ground is covered with snow from early December to early April.

Regional and Property Geology

The Eskay Creek Property is located in northwestern British Columbia, approximately 20 miles north of Stewart. The 75,000-acre property is located in the Eskay Creek gold-silver district. A continuous belt of prospective Jurassic aged Hazelton Group rocks underlies the property.

The main focus of precious and base metal exploration in the area is on the Hazelton Group of island arc rocks of Jurassic Age. These are all part of the Triassic-Jurassic age Stikinia Terrane. Upper Triassic, Stuhini Group volcanic and sedimentary rocks form the base of the section. These are covered by a sequence of Lower to Middle Jurassic, Hazelton Group volcanic and sedimentary rock. The northern part of the area is covered with Upper Jurassic, Bowser Lake Group basin fill sediments.

The sedimentary volcanic sequence in the Eskay Creek district has been intruded by a series of plutons, sills and dyke swarms of Late Triassic to Early Tertiary in age. Tight northeasterly trending anticline-syncline folds have noted in the district.

There are several types of deposits ranging from stockwork copper-gold mineralization; polymetallic volcanogenic massive sulfide mineralization and sulfide rich shear mineralization and sulfide rich, precious metal bearing quartz veins.

Northern British Columbia hosts some of the largest and highest grade alkalic intrusive-related gold-silver-copper deposits in North America.

The Barrick Eskay Creek orebody is a precious metal-enriched volcanogenic massive sulfide deposit that occurs in association with volcanics of the Jurassic-aged (141 to 195 million years) Hazelton Group. Eskay Creek mineralization generally is stratabound and occurs in a contact mudstone and breccia bounded below by a rhyolite flow-dome complex and overlain by volcanic rocks in the west limb of a north-plunging fold. Sphalerite, pyrite, galena and tetrahedrite are the most abundant ore minerals. Native gold occurs as mostly microscopic particles located between sulfide grains, in fractures within sulfide grains, or locked in pyrite. Gold also occurs in volcanic rocks beneath the contact mudstone, along with coarse-grained sphalerite, pyrite and galena in quartz veins or stockworks.

History

In that the Eskay Creek Property is newly staked and largely a grassroots exploration play, it has no significant exploration or mining history outside of the adjacent active mines like the Eskay Creek Mine operated by Barrick.

Kinsley Mountain Property

The Kinsley Mountain Property is located in the Kinsley Mountains of eastern Nevada approximately 45 miles southwest of town of Wendover. The deposits at Kinsley Mt. are Carlin-type gold deposits hosted in the Cambrian Dunderberg Shale and Windfall Limestone and are associated with broad bands of silicification and local decalcification. Gold occurs in several small structurally and stratigraphically-controlled ore bodies along a distinct northwest trend. Carlin-type gold deposits in Carlin-Battle Mountain districts of north central Nevada host significant amounts of gold and represent one of the premier gold producing districts in the world.

An open pit, heap leach gold mine was operated on the property during the mid 1990's by Alta Gold Company, producing 138,151 ounces of gold. A total 1156 holes have been drilled on the property comprising a total of 244,899 feet drilling with a calculated average depth per drill hole of 212 feet. Few holes were drilled deeper than 500 feet. Un-mined zones of gold mineralization were identified by the earlier drilling, but these zones are not sufficiently documented as to be classified as an ore reserve. However, significant exploration potential exists on the property at depth due to the general shallowness of the existing drilling. Additionally, shallow oxide potential exists at a number known areas on the property.

Acquisition Details

Pan American Gold Corporation entered into an option agreement with Nevada Sunrise LLC on December 9, 2003 to earn a 60% interest in the Kinsley Mt. Property by complying with various terms and conditions including making payments in US dollars as per the option payment schedule listed below (all payments against future royalties):

21

1.	Upon signing	$50,000
2.	Upon receipt of Title Report	$50,000
3.	First Anniversary	$150,000
4.	Second Anniversary	$200,000
5.	Third Anniversary	$250,000
6.	Each Anniversary thereafter:	payment increases by $50,000

Pan American is responsible for claim maintenance expenses of approximately $16,000 per year. Additionally, it must maintain a $2 million liability insurance policy on the property prior to conducting exploration activities on the property. There is no annual work commitment attached to the agreement. Pan American is required to advance the property through a "Bankable Feasibility" to earn its 60% interest, after which a formal Joint Venture agreement will be entered into.

Property Description

Kinsley Mt. Property located in Elko County Nevada is comprises approximately 125 unpatented lode mining claims covering 2600 acres in Township 27 North, Range 67 East, Section 36; Township 27 North, Range 68 East, Sections 31 & 32; Township 26 North, Range 67 East, Sections 1, 12 & 13; and Township 26 North, Range 68, Sections 5, 6, 7 & 8 of the Mount Diablo Base and Meridian (MDB&M).

Location and Access

The Kinsley Mt. Property is located in the eastern Nevada, about 300 miles east-northeast of Reno, Nevada and 43 miles southwest of the town of Wendover. Access to property is via commercial airline to Reno, then by car on Interstate 80 east 400 miles to Wendover, then on Alternate Highway 93 southwest 43 miles to Kinsley Mt. Road, and then south 11 miles on Kinsley Mt. Road to the Kinsley Mt. Property. Roads that access the Kinsley Mt. Property are all paved except for the Kinsley Mt. Road, which is gravel.

Regional and Property Geology

The Kinsley Mountains are a continuation and/or a branch of the much larger Antelope Range to the south in White Pine County, Nevada. The Antelope Range appears to be a typical Basin and Range orogenic feature with a major thrust fault on east side of the range.

The surface rocks of the Kinsley Mountains in the immediate area of the mine consist of upper to middle Cambrian shale, limestone, and dolomite with comparatively small areas of intrusive rock found at lower elevations, on both the east and west sides of the range. The intrusive rock observed at Kinsley is a one mica (biotite) granite that is probably related a large intrusion marble-skarn complex located two miles to the south of the Kinsley Mountain Property. The age of this granite is unknown, but is very significant because research on Carlin-type gold deposits in Nevada have constrained the age of gold mineralization as Eocene (38 m.y.). If the Kinsley granite is Eocene in age it would be very significant linking the Kinsley gold deposits in time to those of the Carlin Trend.

Shale units noted on the property are metamorphosed suggesting that intrusive activity is probably wide spread in the subsurface. Carbonate rocks to the north of the main Kinsley shear (open pits) are believed to be Ordovician age which would indicate a relative movement of north side up.

Tertiary age extrusive volcanic rocks in the form coarse fragmental volcano-clastics crop out in the Basin in the southwest corner of the property and probably unconformably overly the Paleozoic carbonate section. The basins on east and west sides of range adjacent to the gold deposits are filled with unconsolidated gravels of varying thickness.

The deposits at Kinsley Mountain are Carlin-type gold deposits hosted in the Cambrian Dunderberg Shale and Windfall Limestone and are associated with broad bands of silicification and local decalcification. Gold occurs in several small structurally and stratigraphically-controlled ore bodies along a distinct northwest trend.

The gold mineralization occurs in bedding replacements along north-west trending structures and is typical of other gold systems in the Great Basin area. The mineralization in the upper 200 to 300 feet of rock has been totally oxidized, so the gold is readily recoverable by heap leaching. Higher grade un-oxidized sulfide mineralization has been found in two places approximately 400 to 500 feet below the surface. It would appear that Alta Gold never explored or developed this sulfide mineralization during their period of operation.

History

In 1984 USMX Inc. discovered that the property hosted free gold in jasperoids and bedded limestone. Cominco entered into a Joint Venture with USMX in 1985 and commenced exploratory drilling in 1986.

In 1988 Cominco conducted an in-house feasibility study and determined that the property was profitable, but that is was too small to warrant the time and effort for development and permitting. Hecla Mining Company optioned the property in 1992. Helca conducted additional drilling and discovered additional gold mineralization but elected not to purchase the property.

In October 1993 Alta Gold Company negotiated a six month option to purchase the property from the Cominco/USMX joint venture. The purchase price was $3 million ($2 million in cash and $1 million in stock). During the option period Alta Gold conducted a detailed in-house evaluation, drilling core holes to verify past metallurgical results, and conducted additional exploration drilling on the margin of the known ore bodies. Alta Gold exercised their option in April 1994.

Alta Gold put the Kinsley mine into production at a planned production rate of 4,055 stpd, but they actually achieved a maximum rate of 5,300 stpd in 1996.

Unfortunately Alta Gold's drilling did not keep pace with their mining, even though they carried out an extensive exploration program in the last two years of mining. It must be assumed that the work found there was an apparent lack of continuity and/or low grade found in the mineralization that prompted Alta Gold to abandon any idea of continuing production. Alta Gold later went into bankruptcy, reportedly due to cost over-runs at their Olinghouse Mine Project. They were unable to dispose of the Kinsley claims which were then auctioned, but the successful bidder then failed to file and as a consequence the claims were canceled and the ground became open.

Nevada Sunrise first staked the northern part of the claim block and a year later staked the southern part. The records appear to show that the first payment made for the claims was in August 2001.

Lateegra entered into their Joint Venture Option agreement in October of 2002, but elected not to continue the option.

Pinnacle Property

The Pinnacle Property is located on eastern slope of the Shoshone Mountains in central Nevada approximately 30 miles northeast of town of Gabbs in northern Nye County. Pinnacle is an early stage gold exploration project with a geologic setting similar to that of the Round Mountain gold deposit, located thirty miles to the southeast.

In 2002 Round Mountain produced 755,494 ounces of gold and since 1977 the mine has produced over 7.9 million ounces of gold. The Round Mountain deposit is a large, epithermal, low-sulfidation, volcanic-hosted, precious metal deposit, located along the margin of a buried volcanic caldera.

It is speculated that a buried volcanic caldera complex with similar geology to that of Round Mountain may exist under post mineral gravel cover at Pinnacle. Pan American Gold Corporation will conduct an exploration program to test this target model.

Acquisition Details

Pan American Gold Corporation entered into an option agreement with Nevada Sunrise LLC on December 9, 2003 to earn a 60% interest in the Kinsley Mt. Property by complying with various terms and conditions including making payment in US dollars as per the option payment schedule listed below (all payments against future royalties):

1.	Upon signing	$50,000 (paid in quarterly instalments of $12,500)
2.	First Anniversary	$75,000
3.	Second Anniversary	$100,000
4.	Third Anniversary	$125,000
5.	Each Anniversary thereafter:	payment increases by $25,000

Pan American is responsible for claim maintenance expenses of approximately $10,000 per year. Additionally, it must maintain a $2 million liability insurance policy on the property prior to conducting exploration activities on the property. There is a $150,000 work commitment for the first year only. Pan American is required to advance the property through a "Bankable Feasibility" to earn its 60% interest, after which a formal Joint Venture agreement will be entered into.

Property Description

Pinnacle Property located Nye County, Nevada and comprises approximately 80 unpatented lode mining claims covering 1600 acres in Township 14 North, Range 40 East, Sections 9, 10, 15, 16, 17, 19, 20, 21, 29, & 30 of the Mount Diablo Base and Meridian (MDB&M).

Location and Access

The Pinnacle Property is located in the central Nevada, about 135 miles southeast of Reno, Nevada and 35 miles northeast of the town of Gabbs. Access to property is via commercial airline to

Reno, then by car on Interstate 80 east 33 miles to Fernley, then on Highway 50 southeast 75 miles to Highway 361, then south 30 miles to County Road 844, and then on County Road 844 35 miles northeast to the Pinnacle Property. Roads that access the Pinnacle Property are all paved except County Road 844, which is gravel.

Regional and Property Geology

The Pinnacle Property is located along the eastern flank of the Shoshone Range within the Great Basin sub-province of the Basin and Range province of western North America. Gold deposits in Nevada are typically described in association with mineralizing trends that are a reflection of deep crustal structures and magmatism, such as the "Walker Lane" and the "Carlin Trend". The Pinnacle Property is located in the Shoshone Range adjacent to the N-W trending Walker Lane. The Walker Lane includes such world-class gold deposits as the Comstock and Goldfields mining camps. Also in the Walker Lane is the giant Round Mountain gold deposit mined by Barrick and Kinross and estimated to be in excess of 10 million ounces of gold. Round Mountain is located approximately 30 miles southeast of the Pinnacle Property, and is a classic example of a low sulfidation, epithermal gold system.

Pinnacle is underlain by Tertiary age volcanic rocks that range from fine-grained densely welded rhyolitic tuffs to coarse volcano-clastics. High grade, low sulfidation, epithermal quartz vein gold mineralization has been documented on the property in surface sampling and RC drilling. Major northeast fault structures transect the property as evidenced by a dramatic strike deflection in trend of the Shoshone Range. Regional magnetic and gravity maps further support the existence of these northeast trending structures.

The "Round Mountain-type" deposit is the preferred target model under consideration at Pinnacle. Round Mountain is a large, epithermal, low-sulfidation, volcanic-hosted, precious metal deposit that is located along the margin of a buried volcanic caldera. The geology of Round Mountain consists of a thick sequence of intracaldera Oligocene ash-flow tuffs and volcano-clastic rocks resting upon pre-Tertiary basement rocks.

The deposit genesis is intimately associated with the Tertiary volcanism and caldera formation. Intra-caldera collapse features and associated faulting in the metasedimentary rocks provided the major structural conduits for gold-bearing hydrothermal fluids. In the Tertiary volcanic units, these ascending fluids deposited gold along a broad west-northwest trend.

Gold mineralization at in these type deposits occurs as electrum in association with quartz, adularia, pyrite and iron oxides. Shear zone fractures, veins and disseminations within the more permeable units (typically open pumice sites) host the mineralization. Primary sulfide mineralization consists of electrum associated with or internal to pyrite grains. In oxidized zones, gold occurs as electrum associated with iron oxides, or as disseminations along fractures.

Alteration of the volcanic units can be characterized as a continuum from fresh rock progressing through chlorite, clay, sericitic+quartz, adularia+quartz+sericite, and quartz+adularia alteration assemblages. The alteration is zoned outward from potassic at the center to propylitic on the margin. There is a reasonable correlation between increasing gold grades and increasing degrees of alteration. The central ore zone is characterized by pervasive K-feldspar found replacing the rock groundmass, replacing primary sanidine, or as crystal growths in open-space.

History

Homestake Mining Company controlled the Pinnacle Property during the 1990's and conducted a limited drilling program completing 12 drill holes. The best result from the drilling program was 30 feet at 0.125 ounces per ton gold.

Cactus Property

The Cactus Property is located in the Mojave-Rosamond mining district south-eastern Kern County, California. The gold deposits are associated with the five prominent buttes south of the town of Mojave and west and north of the town of Rosamond, of which one of these butte complexes hosts the gold mineralization on the Cactus Property and the old Cactus Queen gold mine.

Gold was first mined at the property in 1894. Production increased during the Depression and was focused on the Cactus Queen orebody along the Cactus Vein. Mine production was halted in 1942 by the War Order Act. The Cactus Vein produced a total of 224,000 tons of ore grading 0.34 opt gold and 11.6 opt silver between 1936 and 1942. The Cactus Queen mine accounted for 87% of this past production.

Golden Queen Mining Co. Ltd., a public company listed on the Toronto Stock Exchange, is developing an open pit, gold-silver heap leach operation on its Soledad Mountain property four miles east of the Cactus Property.

Acquisition Details

Pan American Gold Corporation (PAGC) signed an operating agreement with Cactus Precious Metals LLC of Colorado (CPM) whereby PAGC acquired 50% in CPM by contributing US $90,000 of paid in capital which occurred in November 2003.

Property Description

Cactus Precious Metals LLC owns 12 unpatented lode mining claims (CUS 1-8, 10-13) and has acquired an Exploration Right with an Option to Purchase one additional unpatented lode claim named the Oro Metal #1 all located in Section 8, Township 10 N, Range 13 W, San Bernardino Meridian, Kern County, California. The terms of the lease are for 15 years with a rental payment of $1,000 per year with a buy-out of $20,000, less all rental payments.

Location and Access

The Cactus property is located in the western Mojave Desert, about 55 miles southeast of Bakersfield, California and 8 miles southwest of the town of Mojave. Access to property is via commercial airline to Bakersfield, then by car on Highway 58 southeast 65 miles to Mojave, then on Highway 14 south 6.4 miles to Backus Road, and then on Backus Road 7.5 miles west to the Cactus Queen Mine. Roads that access the Cactus Queen Mine are all paved. The Cactus property lies 2 miles northeast of the Cactus Queen Mine.

Regional and Property Geology

The Cactus Property is located in the Mojave-Rosamond mining district south-eastern Kern County, California. The gold deposits are associated with the five prominent buttes south of the town of Mojave and west and north of the town of Rosamond, of which one of these butte complexes hosts the gold mineralization on the Cactus Property and the old Cactus Queen gold mine.

The Cactus Vein is a typical precious metal-bearing epithermal quartz vein. It has a known strike length of 4000 feet, a thickness of between 5 and 15 feet, and a down-dip extent of at least 1,000 feet. The vein has an average strike of N40E and a dip of 35 SE. It occupies a faulted contact between rhyolitic volcanic rocks (18 m.y.) located on the hanging wall side of the vein, and quartz monzonite (85-112 m.y.) located on the footwall side of the vein.

At a distance of about 700 feet down the dip of the vein, the hanging wall crosses the sub-horizontal and unconformable depositional contact between the base of the volcanic rock and the older quartz monzonite. Below this level, both the hanging and foot wall of the Cactus Vein are comprised of quartz monzonite cut by rhyolitic dikes. The vein forms the footwall of the Shumake ore zone. The down-dip extension of the vein beneath the ultimate pit represents one of several ore shoots and exploration targets along the strike of the vein.

The vein consists of brecciated, cherty white to gray colored quartz. At least three stages of silica veining are evident. Early barren cherty silica is cut by later base and precious metal-bearing, banded and cockscomb-textured quartz veins, and a final stage of spongy silica, consisting of minute euhedral quartz crystals. Brecciation has occurred between each of the veining episodes as well as after the cessation of silica deposition. Metal deposition in and along the Cactus Vein occurred during at least three episodes. A primary episode of metallization coincided with the emplacement of the first stage, cherty quartz. This episode introduced arsenopyrite into the vein, though no significant precious metals. The second episode of metallization carried base metal sulfides, silver sulfosalts, gold and pyrite and arsenopyrite into the vein. A final episode transported additional gold into the vein, where it was deposited with the third-stage, spongy quartz. High gold grades are associated with the latest event.

Several alteration minerals were deposited in and adjacent to the Cactus Vein in conjunction with silica deposition. Adularia was deposited as pseudo-rhombic euhedral in vugs within the quartz, and also in the footwall quartz monzonite. Calcite was deposited as coarse dogtooth spar along with the first stage, cherty silica, but has since been removed in the upper levels of the vein by later-stage acidic hydrothermal solutions. Sericite is very abundant in the wall rocks of the vein, where it occurs most abundantly as a replacement of the pre-existing biotite. Waxy green to gray illite comprises a one to two foot thick, slickensided gouge zone immediately on the hanging wall side of the vein, locally.

The latest stage of alteration in the vein consisted of oxidation of pyrite to iron hydroxides and oxidation of arsenopyrite to scorodite. This oxidation event was accompanied by the introduction of red, plastic, hematitic clay into the fractures in the vein. Such clay and oxidation have been observed 600 feet below the outcrop expression of the vein. Post-mineral faulting occurred along most of the strike length of the Cactus Vein, although faults which have resulted in significant (>10 feet) offset are abundant only in the central and northern reaches and are spaced 100ft. to 300ft. apart. Each of the faults which have significantly offset the Cactus Vein has cut the strike of the vein at nearly right angles, with the faults N20W to N60W and dipping 35NE to 70NE. The northeast blocks of these have been down-dropped.

The Prince fault, the best know and largest of the post-minerals faults, has accommodated about 250 feet of normal, dip-slip offset.

History

Gold was first mined at the property in 1894. Production increased during the Depression and was focused on the Cactus Queen ore body along the Cactus Vein. Mine production was halted in 1942 by the

War Order Act. The Cactus Vein produced a total of 224,000 tons of ore grading 0.34 opt gold and 11.6 opt silver between 1936 and 1942. The Cactus Queen mine accounted for 87% of this past production.

CoCa Mines, Inc. developed the property in 1986 as an open pit heap leach mine at the Middle Buttes operation and developed a second operation, the Shumake operation, in 1988, both with Compass Mining Company as a minority partner. The property reached an annual production of 60,000 ounces of gold in 1991. CoCa mined from seven different pits on the property. In the Shumake and Silver Prince pits, the last pits to be completed, CoCa mined the oxidized portion of the Cactus Vein along strike of the Cactus Queen stope.

Hecla Mining Company purchased CoCa Mines in 1991 and mined the remaining reserves at the Shumake deposit until 1992. Hecla returned most of the property to the underlying owners in 2001 and abandoned all unpatented mining claims held by Hecla. Hecla is now is in the final stages of completing reclamation. Total historic production from the property is approximately 400,000 ounces of gold and 3 million ounces of silver.

Summo Minerals Corporation optioned the property from Hecla in 1997 and drilled a series of 40 reverse circulation holes east of the Shumake pit to intersect the continuation of disseminated gold above and within the Cactus Vein as it dips below the east high wall of the pit.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian Generally Accepted Accounting Principles, and has not been reconciled to United States Generally Accepted Accounting Principles.

A. Operating Results

Our recent operating results are not expected to be indicative of our ongoing results, as our operations, with the acquisition of Pan American Gold Corporation operations, will be significantly expanded as long as sufficient funds are raised to proceed with our exploration proposals. The settlement of loans payable and accounts payable through the issuance of shares will increase our ability to proceed with our proposed exploration program, as any new cash resources will be directed at exploration rather than the payment of debts.

Year ended December 31, 2003 Compared to Year ended December 31, 2002

Administrative expenses totalled $102,211 for the year ended December 31, 2003 compared to $153,434 for the year ended December 31, 2002 due to a decrease in professional fees of $10,056 (2003 - $13,862, 2002 - $23,918) and a decrease in interest of $41,358 (2003 - $8,875, 2002 - $50,233). The decrease in interest charges is due to the completion of a shares for debt whereby we settled $986,467 of accounts payable and loans payable by issuing 986,467 shares of our common stock.

We incurred a loss for the year ended December 31, 2003 of $104,357 or $0.03 per share compared to a loss of $601,974 or $0.18 per share for the year ended December 31, 2002.

Year ended December 31, 2002 Compared to Year ended December 31, 2001

Administrative expenses totalled $153,434 for the year ended December 31, 2002, a 36% decrease from the $240,000 for the year ended December 31, 2001. Despite increased corporate activity during the third quarter during the year ended December 31, 2002 including spending $5,156 on Lennie

Property exploration, the absence $58,000 in bad debt expense, lower bank charges/interest (2002 - $50,233, 2001 - $71,600) due to lower loans, and lower legal expenses (2002 - $23,918, 2001 - $41,549) related to the Contact Solutions lawsuit were the primary causes for the lower costs.

Other items for the year ended December 31, 2002 were $551,460 primarily resulting from the write-off of the $500,000 promissory note receivable, and a $51,072 gain on settlement of debt, which was related to a negotiated settlement of old accounts payable; these various creditors (including former officer/directors) received $15,942 as settlement. During the year ended December 31, 2001 we spent $26,725 on business investigation costs primarily related to Contact Solutions; which costs were comprised of $26,725 for the preparation of a business evaluation opinion.

Net loss for the year ended December 31, 2002 was $601,974 or $0.18 compared to a net loss of $198,310 or $0.06 for the year ended December 31, 2001.

B. Liquidity and Capital Resources

As at December 31, 2003

During the year ended December 31, 2003, we used $53,444 on operating activities, used $7,619 in investing activities and received $50,408 in financial activities from an increase in loans payable, thereby decreasing our cash position from $13,384 at December 31, 2002 to $2,729 at December 31, 2003. We require additional funds to fund our ongoing operations.

We had a working capital deficit of $101,787 for the year ended December 31, 2003 compared to a working capital deficit of $983,760 as a result of the settlement of debt in the amount of $986,467 whereby we issued an aggregate of 986,467 shares of our common stock. With the recent acquisition of Pan American Nevada we acquired net cash of approximately $250,000 which will be applied to fund our 2004 exploration program on our properties as well as cover our general and administrative expenses.

We expect to spend $1,144,000 on exploration for the period ended December 31, 2004; beyond that time, our budget will be determined based on a number of factors including, the availability of funds and the success of exploration conducted to that date. We expect that we will raise additional funding through private placements of our equity securities and/or debt financing.

General and Administrative expenses are estimated to be approximately $231,000 for the next 12 months ending June 30, 2005.

Product Research and Development

We anticipate that we will expend approximately $1,144,000 on exploration over the twelve months ending December 31, 2004.

Purchase of Significant Equipment

We do not intend to purchase any significant equipment over the twelve months ending December 31, 2004.

Employees

We currently have no employees other than our current officers and do not anticipate hiring any employees over the twelve months ending December 31, 2004.

US GAAP

The results of operations discussed above are based on our audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 10 to the audited financial statements included elsewhere in this document. Significant differences between Canadian GAAP and US GAAP include:

- under United States GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing Accounting Principles Board Opinion No. 25 ("APB 25") rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS 123. The Company has elected to continue to use the intrinsic value-based method of APB 25 and has adopted the disclosure requirements of SFAS 123. For the year ended November 30, 2001, Canadian GAAP did not require the reporting of stock based compensation expense in the Company's financial statements. For fiscal 2003 and 2002, the application of Canadian GAAP conforms with United States GAAP requirements or reporting stock-based compensation under ABP 25 adopting the disclosure requirements of SFAS 123.

As at December 31, 2003 and 2002, there were no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

C. Research and Development, patents, licenses etc.

We do not currently and did not previously have research and development policies in place. Over the past three fiscal years, we did not expend any monies on the development of our various mining properties.

D. Trend Information

We do not currently know of any trends that would be material to our operations.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

We do not have any required expenditures pursuant to any contractual obligations. The contracts pursuant to which we have the right to acquire further interests in our mineral properties are option agreements, whereby we may or may not elect to expend further funds on our properties.

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/area of expertise of each of our directors and officers, as at June 17, 2004:

Name / Office Held / Age	Area of Expertise/Function	Business Experience
Richard Bachman President, Chief Executive Officer and Director Age 49	As the President, Chief Executive Officer and director, Mr. Bachman is responsible for the overall management of the affairs and business of Pan American	Certified Professional Geologist with American Institute of Professional Geologists and Geological Engineer
Gregory Burnett Vice President, Corporate Affairs, Secretary and Director Age: 42

As the Vice President, Corporate Affairs and Secretary, Mr. Burnett is responsible for keeping all records, making all necessary filings and supervising the general administration of Pan American. As a director, Mr. Burnett is responsible for the management and supervision of the affairs and business of Pan American

President of Carob Management Ltd., a private management consulting company.
Michael Sweatman Director Age: 52	As a director, Mr. Sweatman is responsible for the management and supervision of the affairs and business of Pan American	Chartered Accountant

Richard Bachman - President, Chief Executive Officer and Director

Mr. Bachman has been our president, chief executive officer and a director of our company since May 7, 2004. Mr. Bachman is a Certified Professional Geologist with American Institute of Professional Geologists. Mr. Bachman has over 24 years of experience in mining and mineral exploration including 9 years of international experience in South America, Africa, and Europe. He is the President and a director of Minera Cerro El Diablo Inc. (2003 to present), a mining company based in Reno, Nevada with projects in Chile. He is also President and a director of Minera Sucunduri Inc. (2002 to present), a mining company in Reno, Nevada with projects in Brazil. He was a regional geologist and exploration manager for Homestake Mining Company (1980 to 2002), a major gold mining company with projects in North America, South America, and Australia with an annual gold production of over 2 million ounces of gold per year. Homestake was acquired by Barrick Gold in 2001.

Gregory Burnett - Vice President, Corporate Affairs, Secretary and Director

Mr. Burnett has been a director of our company since June 2000 and was the president of our company from June 2000 to May 7, 2004. He has been our vice president, corporate affairs and secretary since May 7, 2004. Mr. Burnett is the President of Carob Management Ltd., a private management consulting company, specializing in providing due diligence services, developing business plans, and structuring/managing various venture capital projects, primarily in the public market area. Mr. Burnett serves on the board of directors and is a consultant to the following public companies: Garibaldi Granite Corp. and Camflo International Inc., both listed on the TSX Venture Exchange and serves on the board of directors of Galaxy Energy Corp., a US public company. Mr. Burnett obtained a Master of Business Administration degree in 1986 and a Bachelor of Applied Sciences Degree in Civil Engineering in 1984 from the University of British Columbia.

Michael Sweatman - Chief Financial Officer and Director

Mr. Sweatman has been our chief financial officer and director of our company since May 7, 2004. Mr. Sweatman has been a Chartered Accountant since 1982. Since 1998, he has operated an accounting firm providing tax, accounting and business advice to a number of clients in the Vancouver, British Columbia Canada area. He also provides consulting services as part of MDS Management Ltd. including consulting projects cover a wide range of clients in a number of industries, including both publicly traded and private corporations.

Mr. Sweatman currently acts as CFO for Rockford Technology Corp., a Company which is a developer of small hydro electric projects. He serves as director of Brownstone Resources Inc., a publicly traded Company which invests primarily in mining projects, Treat Systems Inc., an inactive public Company, and Maple Minerals Corp., a mining exploration Company with properties in Canada, Guinea, west Africa and the Dominican Republic.

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B. Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his duties during the fiscal years ended December 31, 2003, 2002 and 2001:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation(2)	Awards(1)		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Gregory Burnett Chief Executive Officer, President, and Director(3)	2003 2002 2001	$30,000(4) $30,000(4) $30,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Other than indicated below, we have not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the executive officers during the fiscal years indicated.

(2) The value of prerequisites and other personal benefits, securities and property for the executive officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3) Mr. Burnett was our president and chief executive officer from June 2000 to May 7, 2004. He has been our vice president, corporate affairs and secretary since May 7, 2004.

(4) Carob Management Ltd., a company controlled by Mr. Burnett, received $2,500 per month from our company during the fiscal years ended December 31, 2003, 2002 and 2001.

As at the fiscal year ended December 31, 2003 we did not grant any stock options to our executive officers nor did we have any options outstanding.

As of the date of this annual report, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with our company, from a change in control of our company or a change in such officer's responsibilities following a change in control.

Compensation of Directors

No cash compensation was paid to any of our directors for director's services as a director during the fiscal year ended December 31, 2003. We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

We did not grant any stock options to our directors during the fiscal year ended December 31, 2003.

C. Board Practices

The directors are re-elected at the Annual General Meeting of our shareholders and our officers are re-elected at a Directors' Meeting following the Annual General Meeting. The last annual general meeting was held on July 7, 2003, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Ontario Business Corporations Act.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

As of the date of this annual report, our entire board of directors functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls.

The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors. The audit committee did not physically meet during the year ended December 31, 2003.

D. Employees

During the fiscal years ended December 31, 2003, 2002 and 2001, we did not have any employees other than our directors and officers.

We do not currently have any paid employees and have not experienced a significant change in the number of people we employ.

E. Share Ownership

There were 30,515,373 (4,359,339 pre-split) common shares, 1,300,000 (post-split) stock options and no share purchase warrants issued and outstanding as of June 17, 2004. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned as of June 17, 2004(1)	Percentage(2)
Richard Bachman President, Chief Executive Officer and Director	333,332(3)	1.08%
Gregory Burnett Vice President, Corporate Affairs, Secretary and Director	2,204,982(4)	7.1%
Michael Sweatman Chief Financial Officer and Director	66,668(5)	*%

*Less than 1%.

(1) Post-split shares on the basis of seven (7) for one (1).

(2) Based on 30,515,373 common shares issued and outstanding as at June 17, 2004, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

(3) Includes options to acquire an aggregate of 333,332 shares of common stock exercisable within sixty days. Mr. Bachman has been granted options to purchase up to 1,000,000 shares of our common stock at a price of $0.02 per share exercisable until May 7, 2009.

(4) 671,650 of these shares of common stock are held by Carob Management Ltd., a company wholly-owned by Gregory Burnett. Also includes options to acquire an aggregate of 133,332 shares of common stock exercisable within sixty days. Mr. Burnett has been granted options to purchase up to 200,000 shares of our common stock at a price of $0.02 per share exercisable until May 7, 2009.

(5) Includes options to acquire an aggregate of 66,668 shares of common stock exercisable within sixty days. Mr. Sweatman has been granted options to purchase up to 100,000 shares of our common stock at a price of $0.02 per share exercisable until May 7, 2009

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

There were no long-term incentive awards made to our executive officers during the fiscal year ended December 31, 2003 nor are there pension plan benefits in place for our executive officers.

We do not have a formal stock option plan or any informal plan to pay compensation to directors, officers or employees by way of options. Despite having no formal stock option plan, we have historically issued stock options to our officers and directors in lieu of cash compensation and as an incentive to continue to achieve the objectives of our shareholders.

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 30,515,373 (4,359,339 pre-split) shares of our common stock issued and outstanding as of June 17, 2004. The following table sets forth, as of June 17, 2004, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name	Amount Owned(1)(2)	Percent of Class(3)
Richard Bachman	Nil	Nil%
Gregory Burnett	2,071,650	6.8%
Michael Sweatman	Nil	Nil%
Officers and Directors as a Group	2,071,650	6.8%

(1) We believe that all persons hold legal title and have no knowledge of actual ownership.

(2) Post-split shares on the basis of seven (7) for one (1).

(3) The percentages are based upon 30,515,373 shares of our common stock issued and outstanding as at June 17, 2004, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

There has been no significant change in the percentage ownership of any of our major shareholders during the years ended December 31, 2003, 2002 or 2001.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of June 17, 2004, the registrar and transfer agent for our company reported that there were 30,515,373 (4,359,339 pre-split) shares of our common stock issued and outstanding. Of those common shares issued and outstanding, 27,442,447 common shares were registered to Canadian residents (2,580 shareholders), 195,410 common shares were registered to residents of the United States (72 shareholders) and 2,877,516 common shares were registered to residents of other foreign countries (16 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

During the year ended December 31, 2003, we paid Amisano Hanson fees totalling $6,000 for office space and administrative services. One of our former directors, Kevin Hanson, is a partner of Amisano Hanson. We also paid $30,000 to Carob Management Ltd., a company wholly-owned by Gregory Burnett, our vice president, corporate affairs, secretary and director, for consulting fees.

ITEM 8 Financial Information

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.

All audited financial statements are in Canadian Dollars.

Financial Statements Filed as Part of the annual report:

Financial Statements for the Years Ended December 31, 2003 and 2002 (audited):

Auditors' Report dated May 13, 2004, together with Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Conflict.

Auditors' Report dated April 15, 2003, together with Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Conflict.

Balance Sheets for the years ended December 31, 2003 and 2002.

Statements of Loss for the years ended December 31, 2003, 2002 and 2001.

Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

Statements of Shareholders' Deficiency for the years ended December 31, 2000 to 2003.

Notes to Financial Statements

See Item 18 "Financial Statements".

Legal Proceedings

Other than as set forth below, there are no pending legal proceedings to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any director, officer or affiliate of our company or any associate of any such director, officer or affiliate of our company is a party or has a material interest adverse to us.

On September 1, 2001 we brought an action in the Superior Court of Ontario in Toronto, Canada against Contact Solutions Group Inc. and Parry Rosenberg, the principal of Contact Solutions Group Inc., for the recovery of $500,000 previously loaned to Contact Solutions. Contact Solutions and Parry Rosenberg in turn brought a counterclaim against us claiming $3,000,000 damages for breach of a share purchase agreement between us and Contact Solutions and a further $500,000 in punitive damages. The counterclaim has been dismissed and the defendants have declared bankruptcy. During the year ended December 31, 2003, we spent approximately CDN$10,180 on legal expenses relating to this matter. Pending release from receivership and bankruptcy for Contact Solutions and Mr. Rosenberg, we anticipate that this entire matter will be dismissed.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

Significant Changes

Subsequent to the year ended December 31, 2003, we entered into a share purchase agreement, dated May 6, 2004, with Pan American Nevada, Graham Douglas and the shareholders of Pan American Nevada, whereby we acquired Pan American Nevada in consideration for the issue of an aggregate of 3,370,000 shares of common stock of our company. The shares will represent approximately 9.9% of our company's outstanding shares upon closing.

ITEM 9 The Offer and Listing

Price History

Our shares began trading on the OTC Bulletin Board on April 16, 2004 under the symbol TRIVF. On June 2, 2004 our symbol changed from "TRIVF" to "PNAMF" and our CUSIP number changed to 697840 10 6.

The high and low market prices of our common shares for each of the most recent three months (April, 2004 through June, 2004) since our common shares were quoted for trading on the OTC Bulletin Board were as follows:

Month Ended	OTCBB High	OTCBB Low
April 30	No Trades	No Trades
May 31	No Trades	No Trades
June 30	$0.99	$0.54
July 1 - July 12	$1.06	$0.91

The transfer of our common shares is managed by our transfer agent, CIBC Mellon Trust Company of Canada, #1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 (Telephone: 604.688.4330; Facsimile: 604.688.4301).

C. Markets

Our common shares trade exclusively on the Over-the-Counter Bulletin Board (as they have traded since April 16, 2004). Our symbol is "PNAMF" and our CUSIP number is 697840 10 6.

ITEM 10 Additional Information

B. Memorandum and Articles of Association

The information required by this section is incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2001.

C. Material Contracts

Other than the Share Exchange Agreement dated May 6, 2004 with Pan American Gold Corporation, a Nevada corporation, Graham Douglas and the shareholders of Pan American Nevada, we did not enter into any material contracts during the past two years.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E. Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm's length with us, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his/her/its common shares in our company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty") as at the date of this annual report statement and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of our common shares.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol, ratified on November 9, 1995, provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of our voting stock. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of our voting stock, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We will be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of such shareholder.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a) if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b) the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of our company unless:

(a) the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b) the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him/her/it when they ceased to be a resident of Canada,

(c) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d) the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to one-half of the capital gain.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES IN THE CAPITAL OF OUR COMPANY.

H. Documents on Display

Documents concerning our company referred to in this annual report may be viewed during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1 by making an appointment.

I. Subsidiary Information

As at the date of this annual report, we have two subsidiaries, Pan American Gold Corporation, a company incorporated pursuant to the laws of the State of Nevada and 680102 B.C. Ltd., a Company incorporated under the laws of the Province of British Columbia, which is currently inactivated.

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12 Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report, being November 30, 2003. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's president and chief executive officer. Based upon that evaluation, our company's president and chief executive officer concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no significant changes in our company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the Exchange Act is accumulated and communicated to management, including our company's president and chief executive officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16 Reserved

ITEM 16A Audit Committee Financial Expert

Our Board of Directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B Code of Ethics

Code of Ethics

Effective July 15, 2004, our company's board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company's president (being our principal executive officer) and our company's vice president and chief financial officer (being our principal financial and accounting officer and controller), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

(1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

(3) compliance with applicable governmental laws, rules and regulations;

(4) the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

(5) accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our company's personnel shall be accorded full access to our president and secretary with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company's personnel are to be accorded full access to our company's board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or secretary.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal , provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company's president or secretary. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or secretary, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

Our Code of Business Conduct and Ethics is filed herewith with the Securities and Exchange Commission as Exhibit 14.1 to this annual report. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: Pan American Gold Corporation, Suite 604 - 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T7.

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed Bedford Curry & Co. as independent auditors to audit our financial statements for the fiscal year ended December 31, 2003. The aggregate fees billed by Bedford Curry & Co. for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended December 31, 2003 were $4,000.

The aggregate fees billed by Morgan & Company (our former auditors) for professional services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2002 were $2,939.

Audit Related Fees

For the fiscal year ended December 31, 2003, the aggregate fees billed for assurance and related services by Bedford Curry & Co. relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $Nil.

For the fiscal year ended December 31, 2002, the aggregate fees billed for assurance and related services by Morgan & Company (our former auditors) relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $Nil.

Tax Fees

For the fiscal year ended December 31, 2003, the aggregate fees billed for tax compliance, tax advice and tax planning by Bedford Curry & Co. were $Nil.

For the fiscal year ended December 31, 2002, the aggregate fees billed for tax compliance, tax advice and tax planning by Morgan & Company (our former auditors)were $Nil.

All Other Fees

For the fiscal year ended December 31, 2003, the aggregate fees billed by Bedford Curry & Co. for other non-audit professional services, other than those services listed above, totalled $Nil.

For the fiscal year ended December 31, 2002, the aggregate fees billed by Morgon & Company for other non-audit professional services, other than those services listed above, totalled $Nil.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Bedford Curry & Co. is engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

- approved by our audit committee; or

- entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

The audit committee pre-approves all services provided by our independent auditors. The pre-approval process has just been implemented in response to the new rules. Therefore, the audit committee does not have records of what percentage of the above fees were pre-approved. However, all of the above services and fees were reviewed and approved by the audit committee either before or after the respective services were rendered.

The audit committee has considered the nature and amount of the fees billed by Bedford Curry & Co., and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Bedford Curry & Co. independence.

ITEM 16D. Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17 Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18 Financial Statements

Financial Statements Filed as Part of the annual report:

Financial Statements for the Years Ended December 31, 2003 and 2002 (audited):

Auditors' Report dated May 13, 2004, together with Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Conflict.

Auditors' Report dated April 15, 2003, together with Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Conflict.

Balance Sheets for the years ended December 31, 2003 and 2002.

Statements of Loss for the years ended December 31, 2003, 2002 and 2001.

Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

Statements of Shareholders' Deficiency for the years ended December 31, 2000 to 2003.

Notes to Financial Statements

TRI-LATERAL VENTURE CORPORATION

(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

December 31, 2003 and 2002

(Stated in Canadian Dollars)

BC & CO	BEDFORD CURRY & CO. CHARTERED ACCOUNTANTS	Michael J. Bedford Inc. Fernando J. Costa Inc.

AUDITORS' REPORT

To the Shareholders,
Tri-Lateral Venture Corporation
(An Exploration Stage Company)

We have audited the balance sheet of Tri-Lateral Venture Corporation as at December 31, 2003 and the statements of loss, shareholders' deficiency and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2002 and for the years ended December 31, 2002 and 2001 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 15, 2003.
Vancouver, Canada May 13, 2004	/s/ BEDFORD CURRY & CO. Chartered Accountants

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

Our report to the shareholders dated May 13, 2004 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.
Vancouver, Canada	/s/ BEDFORD CURRY & CO.
May 13, 2004	Chartered Accountants

MORGAN & COMPANY CHARTERED ACCOUNTANTS

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

Vancouver, Canada	/s/ Morgan & Company
April 15, 2003	Chartered Accountants

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

Our report to the shareholders dated April 15, 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada April 15, 2003	/s/ Morgan & Company Chartered Accountants

Tel: (604) 687-5841 Fax: (604) 687-0075 www.mrogan-cas.com	MEMBER OF ACPA INTERNATIONAL	P.O. Box 10007 Pacific Centre Suite 1488 - 700 West Georgia Street Vancouver, BC V7Y 1A1

TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
BALANCE SHEETS

December 31, 2003 and 2002
(Stated in Canadian Dollars)

ASSETS	2003	2002
Current
Cash	$2,729	$13,384
GST receivable	1,970	907
	___________________	___________________
	4,699	14,291
Resource properties - Note 3	12,775	12,656
	___________________	___________________
	$17,474	$26,947
	___________________	___________________
LIABILITIES
Current
Accounts payable and accrued liabilities - Notes 6 and 7	$56,078	$272,627
Loans payable - Notes 4, 6 and 7	50,408	725,424
	___________________	___________________
	106,486	998,051
	___________________	___________________
SHAREHOLDERS' DEFICIENCY
Share capital - Note 5	6,769,726	5,783,259
Contributed surplus	2,000	2,000
Deficit	(6,860,738)	(6,756,363)
	___________________	___________________
	(89,012)	(971,104)
	___________________	___________________
	$17,474	$26,947
	___________________	___________________

Nature and Continuance of Operations - Note 1

ON BEHALF OF THE BOARD:
/s/ Greg Burnett, Director	/s/ Kevin Hanson, Director

SEE ACCOMPANYING NOTES

TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
STATEMENTS OF LOSS
for the years ended December 31, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	2003	2002	2001
Administrative Expenses
Accounting fees - Note 6	$12,875	$12,085	$9,846
Bad debts	-	-	58,333
Bank charges and interest - Note 6	8,875	50,233	71,600
Consulting fees - Note 6	32,500	30,000	30,000
Filing fees	17,154	12,087	1,417
Legal fees	13,862	23,918	41,549
Rent, office and administration - Note 6	10,131	7,437	6,174
Transfer agent	6,814	11,724	20,385
Travel and promotion	-	5,950	696
	__________________	__________________	__________________
Loss before other items	(102,211)	(153,434)	(240,000)
Other items
Business investigation costs	-	-	(26,725)
Interest earned	26	388	63,415
Gain on forgiveness of debt	5,310	-	-
Gain on settlement of accounts payable	-	51,072	5,000
Loss on write-off of promissory note receivable	-	(500,000)	-
Write-off of resource property costs - Note 3	(7,500)	-	-
	__________________	__________________	__________________
Net loss for the year	$(104,375)	$(601,974)	$(198,310)
	__________________	__________________	__________________
Weighted average number of shares outstanding	4,051,237	3,372,054	3,372,054
	__________________	__________________	__________________
Basic and diluted loss per share	$(0.03)	$(0.18)	$(0.06)
	__________________	__________________	__________________

SEE ACCOMPANYING NOTES

TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars)

	2003	2002	2001
Operating Activities
Net loss for the year	$(104,375)	$(601,974)	$(198,310)
Items not affecting cash:
Gain on settlement of accounts payable	-	(51,072)	(5,000)
Gain on forgiveness of debt	(5,310)	-	-
Loss on write-off of promissory note receivable	-	500,000	-
Write-off of resource property costs	7,500	-	-
Changes in non-cash working capital items related to operations:
GST receivable	(1,063)	96	4,992
Prepaid expense	-	-	10,000
Accounts payable and accrued liabilities	49,804	62,388	126,754
	__________________	__________________	__________________
Cash used in operating activities	(53,444)	(90,562)	(61,564)
	__________________	__________________	__________________
Investing Activities
Increase in promissory note receivable	-	-	(500,000)
Increase in resource properties costs	(7,619)	(12,656)	-
	__________________	__________________	__________________
Cash used in investing activities	(7,619)	(12,656)	(500,000)
	__________________	__________________	__________________
Financing Activity
Increase (decrease) in loans payable	50,408	(120,080)	767,080
	__________________	__________________	__________________
Increase (decrease) in cash	(10,655)	(223,298)	205,516

Cash, beginning of year	13,384	236,682	31,166
	__________________	__________________	__________________
Cash, end of year	$2,729	$13,384	$236,682
	__________________	__________________	__________________
Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-
	__________________	__________________	__________________
Income taxes	$-	$-	$-
	__________________	__________________	__________________

Non-cash Transactions - Note 7

SEE ACCOMPANYING NOTES

TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' DEFICIENCY
for the years ended December 31, 2000 to 2003
(Stated in Canadian Dollars)

						Deficit
						Accumulated
						During the
	Common Stock		Preferred Stock		Contributed	Exploration
	Issued Shares	Amount	Issued Shares	Amount	Surplus	Stage	Total
Balance, December 31, 2000	3,372,054	$5,783,259	$10,000	$2,000	$-	$(5,956,079)	$(170,820)
Cancellation of preferred shares	-	-	(10,000)	(2,000)	2,000	-	-
Net loss for the year ended December 31, 2001	-	-	-	-	-	(198,310)	(198,310)
	__________________	__________________	__________________	__________________	__________________	__________________	__________________
Balance, December 31, 2001	3,372,054	5,783,259	-	-	2,000	(6,154,389)	(369,130)
Net loss for the year ended December 31, 2002	-	-	-	-	-	(601,974)	(601,974)
	__________________	__________________	__________________	__________________	__________________	__________________	__________________
Balance, December 31, 2002	3,372,054	5,783,259	-	-	2,000	(6,756,363)	(971,104)
Issuance of shares pursuant to debt settlement agreements	986,467	986,467	-	-	-	-	986,467
Net loss for the year ended December, 31, 2003	-	-	-	-	-	(104,375)	(104,375)
	__________________	__________________	__________________	__________________	__________________	__________________	__________________
Balance, December 31, 2003	4,358,521	$6,769,726	-	$-	$2,000	$(6,860,738)	$(89,012)
	__________________	__________________	__________________	__________________	__________________	__________________	__________________

SEE ACCOMPANYING NOTES

TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Stated in Canadian Dollars)

 Note 1 Nature and Continuance of Operations

The Company is in the exploration stage and is currently investigating exploration opportunities. The Company currently has title to 10 patented mineral claims located in the Red Lake Mining Division of Ontario.

These financial statements have been prepared on a going concern basis. At December 31, 2003 the Company has a working capital deficiency of $101,787 and has accumulated losses of $6,860,738 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated pursuant to the Ontario Business Corporations Act on April 24, 1967 as Jolly Jumper Products of America Limited. The Company changed its name on September 25, 1987 to Sun Valley Hot Springs Ranch Inc., on March 26, 1991 to Tri-Lateral Free Trade Inc., on June 19, 1995 to Tri-Lateral Investments Corporation and on October 2, 1998 to Tri-Lateral Venture Corporation.

Note 2 Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are stated in Canadian dollars. Except as disclosed in Note 10, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basic and Diluted Loss Per Share

Basic loss per share ("LPS") is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. As at December 31, 2003 and 2002, there were no potentially dilutive securities outstanding. Therefore, there was no difference in the calculation of basic and diluted LPS in 2003 and 2002.

Note 2 Significant Accounting Policies - (cont'd)

(b) Fair Market Value of Financial Instruments

The Company's financial instruments consist of cash, accounts payable and accrued liabilities and loans payable. Loans payable are interest-free. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments and that their fair values approximate their carrying values unless otherwise noted.

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

(d) Resource Properties and Deferred Exploration Costs

The acquisition of mineral properties are recorded at cost. Exploration and development costs relating to these properties are deferred until the properties are brought into production, at which time the costs are amortized on the unit of production basis, or until the properties are abandoned or sold, at which time the costs are written off. Mineral properties are abandoned, when the claims are no longer in good standing or the agreements covering the claims are in default, and in either case, management had determined that abandonment is appropriate. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of property.

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

Note 3 Resource Properties

 1. Lennie Property - Red Lake, Ontario

	2003	2002
Deferred Exploration Costs
Balance, beginning of the year	$5,156	$-
Property taxes and interest	7,619	2,156
Travel and site visit	-	3,000
	__________________	__________________
Balance end of the year	12,775	5,156
	__________________	__________________
Other Properties, Red Lake, Ontario
Balance, beginning of the year	$7,500	$-
Advance option payment	-	7,500
Write-off of resource property costs	(7,500)	-
	__________________	__________________
Balance, end of year	-	7,500
	__________________	__________________
	$12,775	$2,656
	__________________	__________________

2. Lennie Property, Red Lake, Ontario

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

3. Other Properties, Red Lake, Ontario

During the year ended December 31, 2002, the Company made an advance option payment of $7,500 in respect to acquiring 2 mineral claims located in Red Lake, Ontario. The Company was negotiating a mineral property option agreement in respect to these mineral claims. During the year ended December 31, 2003, management of the Company decided to abandon its option and accordingly has written-off total costs incurred of $7,500.

Note 4 Loans Payable

Loans payable consists of the following:

	2003	2002
Non-interest bearing, no specific terms for repayment and unsecured	$50,408	$225,424

Promissory notes payable, owing to directors of the Company, bearing interest at 10% per annum, unsecured and payable on demand	-	250,000

Promissory notes payable, bearing interest at 10% per annum, unsecured and payable on demand	-	250,000
	__________________	__________________
	$50,408	$725,424
	__________________	__________________

Note 5 Share Capital

Authorized
Unlimited common shares, without par value
Unlimited non-voting convertible redeemable non-cumulative 6% preference shares, without par value

Note 6 Related Party Transactions

During the years ended December 31 the Company incurred the following expenses with directors and a company and a partnership with a common director:

	2003	2002	2001
Accounting fees	$10,375	$8,100	$7,681
Consulting fees	30,000	30,000	30,000
Interest expense	4,166	25,000	35,417
Rent	6,000	6,000	6,000
	__________________	__________________	__________________
	$50,541	$69,100	$79,098
	__________________	__________________	__________________

Note 6 Related Party Transactions - (cont'd)

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable and accrued liabilities includes $30,432 (2002:  $182,225) owing to directors of the Company.

Loans payable includes promissory notes payable to directors of the Company for $Nil (2002:  $250,000) and a loan payable of $43,500 (2002:  $78,424) owing to a shareholder of the Company.

During the year ended December 31, 2003, the Company settled accounts payable to directors totalling $131,877 and promissory notes payable to a director totalling $314,583 by issuing 446,460 common shares valued at $446,460.

Note 7 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

- During the year ended December 31, 2003, the Company settled accounts payable totalling $261,043 and loans payable totalling $725,424 by issuing 986,467 common shares valued at $986,467. These transactions were excluded from the statements of cash flows.

Note 8 Corporation Income Tax Loss Carryforwards

At December 31, 2003 the Company has accumulated non-capital losses totalling $1,318,400 which are available to offset future years' taxable income. These losses expire as follows:
December 31, 2004	$353,593
December 31, 2005	214,852
December 31, 2006	145,005
December 31, 2007	113,043
December 31, 2008	222,794
December 31, 2009	166,928
December 31, 2010	102,185
__________________
$1,318,400
__________________

Note 8 Corporation Income Tax Loss Carryforwards - (cont'd)

At December 31, 2003 the Company has accumulated Canadian Exploration Expenses of $762,367 and Canadian Development Expenses of $32,391. These expenses carryforward indefinitely and are available to offset certain taxable income of future years at various rates per year.

The Company has also accumulated a capital loss of $500,000, which can be carried forward indefinitely to reduce future years' capital gains.

The Company does not have any other future income tax assets or liabilities. The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carryforward periods to utilize all future tax assets.

Note 9 Subsequent Events

On May 6, 2004 the Company split its common stock on the basis of seven new shares for one old share.

On May 6, 2004 the Company entered into a Share Purchase Agreement (the "Agreement") to acquire all of the issued and outstanding shares of Pan American Gold Corporation ("Pan American") by issuing 3,370,000 post-split shares of its common stock. The former shareholders of Pan American would then own 9.9% of the Company's issued and outstanding shares. Pan American is a private resource company with an interest in undeveloped resource properties in British Columbia, Canada and Nevada, United States of America. The Agreement closed on May 7, 2004.

On May 6, 2004, the Company and changed its name to "Pan American Gold Corporation".

Note 10 Differences between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

Note 10 Differences between Canadian and United States Accounting Principles - (cont'd)

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

Note 10 Differences between Canadian and United States Accounting Principles - (cont'd)

c) The impact of the above on the financial statements is as follows:

	2003	2002	2001
Net loss for the year per Canadian GAAP	$(104,375)	$(601,974)	$(198,310)
Acquisition and deferred exploration costs, net (a)	(119)	(12,656)	-
	__________________	__________________	__________________
Net loss for the year per US GAAP	$(104,494)	$(614,630)	$(198,310)
	__________________	__________________	__________________
Primary loss per share US GAAP	$(0.03)	$(0.18)	$(0.06)
	__________________	__________________	__________________
Weighted average number of shares outstanding per US GAAP	4,051,237	3,372,054	3,372,054
	__________________	__________________	__________________
Total assets per Canadian GAAP	$17,474	$26,947	$737,685
Acquisition and deferred exploration costs (a)	(12,775)	(12,656)	-
	__________________	__________________	__________________
Total assets per US GAAP	$4,699	$14,291	$737,685
	__________________	__________________	__________________
Shareholders' deficiency
Balance, end of year per Canadian GAAP	$(89,012)	$(971,104)	$(369,130)
Acquisition and deferred exploration costs (a)	(12,775)	(12,656)	-
	__________________	__________________	__________________
Balance, end of the year per US GAAP	$(101,787)	$(983,760)	$(369,130)
	__________________	__________________	__________________

ITEM 19 Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

(1) Articles of Incorporation and By-laws:

1.1 Articles of Incorporation, (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002)

1.2 Supplementary Letters Patent dated October 16, 1970, (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002)

1.3 Articles of Revival dated September 25, 1987, (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002)

1.4 Articles of Amendment dated March 26, 1991, (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002)

1.5 Articles of Revival dated February 3, 1995, (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002)

1.6 Articles of Amendment dated June 19, 1995, (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002)

1.7 Articles of Amendment dated October 2, 1998, (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002)

1.8* Articles of Amendment dated May 6, 2004

1.9 By-laws, (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002)

(10) Material Contracts

10.1* Share Purchase Agreement dated May 6, 2004, amongst our company, Pan American Gold Corporation, Graham Douglas and the shareholders of Pan American Gold Corporation.

10.2* Agreement dated December 8, 2003 between Nevada Sunrise, LLC and Pan American Gold Corporation, a Nevada corporation.

10.3* Agreement dated December 8, 2003, between Nevada Sunrise, LLC and Pan American Gold Corporation, a Nevada corporation.

10.4* Property Sale and Purchase Agreement dated January 16, 2004, between Matthew J. Mason and 680102 B.C. Ltd.

10.5* First Amended and Restated Operating Agreement of Cactus Precious Metals LLC, effective November 26, 2003.

(11) Code of Ethics

11.1* Code of Ethics

(12) 302 Certification

12.1* Section 302 Certification under Sarbanes-Oxley Act of 2002 for Richard Bachman.

12.2* Section 302 Certification under Sarbanes-Oxley Act of 2002 for Michael Sweatman.

(13) 906 Certification

13.1* Section 906 Certification under Sarbanes-Oxley Act of 2002.

*Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAN AMERICAN GOLD CORPORATION

Per: /s/ Richard Bachman
Richard Bachman, President and Chief Executive Officer

Dated : July 15, 2004