Form 20-F
period 2004-12-31
PAN AMERICAN GOLD CORP
filed 2005-07-15
CIK 1205059

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Suite 605 - 475 Howe Street

Vancouver, British Columbia, Canada V6C 2B3

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

There were 34,052,039 common shares, without par value, issued and outstanding as of December 31, 2004.

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

The selected financial data presented below for the five year period ended December 31, 2004 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The data is presented in Canadian dollars.

Selected Financial Data

(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended December 31 (Audited)

CANADIAN GAAP	2004	2003	2002	2001	2000
Net Sales or Operating Revenue	-	-	-	-	-
Direct Costs	-	-	-	-	-
Operating Expenses	-	-	-	-	-
Administrative Expenses	$521,421	$102,211	$153,434	$240,000	$85,007
Amortization and Asset Write-down	$554,261	$7,500	-	-	-
Income (Loss) From Operations	($982,572)	($104,375)	($601,974)	($198,310)	($77,410)
Other Income	-	-	-	-	-
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	($982,572)	($104,375)	($601,974)	($198,310)	($77,410)
Net Income (Loss) from Operations per Common Share	($0.03)	($0.03)	($0.18)	($0.06)	($0.02)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$3,428,573	$17,474	$26,947	$737,685	$47,161
Net Assets	$452,784	($89,012)	(971,104)	($369,130)	($170,820)
Capital Stock	$7,446,962	$6,769,726	$5,783,259	$5,783,259	$5,783,259
Number of Common Shares (adjusted to reflect changes in capital)	34,052,039	4,358,521	3,372,054	3,372,054	3,372,054
Diluted Net Income per Common Share	($0.03)	($0.03)	($0.18)	($0.06)	($0.02)
Long-Term Debt	$2,923,968	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Selected Financial Data

(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended December 31 (Audited)

UNITED STATES GAAP	2004	2003	2002	2001	2000
Net Sales or Operating Revenue	-	-	-	-	-
Direct Costs	-	-	-	-	-
Operating Expenses	-	-	-	-	-
Administrative Expenses	-	-	-	-	-
Amortization and Asset Write-down	-	-	-	-	-
Income (Loss) From Operations	-	-	-	-	-
Other Income	-	-	-	-	-
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	($1,351,537)	($104,494)	($614,630)	($198,310)	($77,410)
Net Income (Loss) from Operations per Common Share	($0.04)	($0.03)	($0.18)	($0.06)	($0.02)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$3,100,364	$4,699	$14,291	$737,685	$217,981
Net Assets	-	-	-	-	-
Capital Stock	-	-	-	-	-
Number of Common Shares (adjusted to reflect changes in capital)	34,052,039	4,358,521	3,372,054	3,372,054	3,372,054
Diluted Net Income per Common Share	-	-	-	-	-
Long-term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Reconciliation to United States Generally Accepted Accounting Principles

A reconciliation to United States Generally Accepted Accounting Principles is included in Note 15 to the audited financial statements. Significant differences include accounting for compensation expense.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On May 31, 2005, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.2512. For the past five fiscal years ended December 31, and for the period between January 1, 2005 and May 31, 2005, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 2000	$1.4855
December 31, 2001	$1.5489
December 31, 2002	$1.5642
December 31, 2003	$1.4008
December 31, 2004	$1.3017

	Month ended	Low / High
	October 31, 2004	$1.2194 / $1.2726
	November 30, 2004	$1.1775 / $1.2263
	December 31, 2004	$1.1856 / $1.2401
	January 31, 2005	$1.1982 / $1.2422
	February 28, 2005	$1.2294 / $1.2562
	March 31, 2005	$1.2017 / $1.2463
	April 30, 2005	$1.2146 / $1.2568
	May 1 – May 31, 2005	$1.2474 / $1.2703
We have not issued any dividends in the past five fiscal years.
D.	Risk Factors

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

The common shares of our company are considered speculative. Prospective investors should consider carefully the risk factors set out below.

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

We have not generated any revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash in the amount of $35,575 as of June 20, 2005. We estimate our average monthly operating expenses to be approximately $15,000 each month. As a result, we need to generate significant revenues from our operations or acquire financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern as described in an explanatory paragraph to our independent auditors' report on our financial statements for the year ended December 31, 2004. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year ending December 31, 2004, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

We have not generated any revenue from our business and we may need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we will need to raise further financing for the 12 month period ending December 31, 2005 in the approximate amount of $250,000. We do not currently have any arrangements for financing and we can provide no assurance to investors we will be able to find such financing if required. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay our future indebtedness or that we will not default on our future debts, jeopardising our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct business and explore our properties, which might result in the loss of some or all of your investment in our common stock.

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

The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that the mineral claims that we have an option to acquire contains commercially exploitable reserves. Exploration for minerals is a speculative venture necessarily involving substantial risk. The probability of an individual prospect having reserves and being commercially profitable is remote and, if a property does not contain any reserves, the funds we have spent or will spend on exploration of such property will be lost.

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

We, while engaged in the business of exploiting mineral properties, do not have sufficient funds to undertake our planned current exploration projects. In addition, if our exploration programs are successful, additional financing will be required to develop the mineral properties identified and to place them into commercial production. The exploration and development of our mineral properties is, therefore, dependent upon our ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of exploration work on our mineral properties, as well as the possible loss of such properties.

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

Our By-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by our company which shall happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue options to any of our employees, directors or consultants.

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

In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. The dilution may result in a decline in the market price of our shares.

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

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

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

U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2005 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this Registration Statement for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

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
A.	History and Development of Pan American Gold Corporation

Our company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name "Jolly Jumper Products of America Limited". On September 25, 1987, our name was changed to Sun Valley Hot Springs Ranch Inc. We changed our name to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998 we changed our name to Tri-Lateral Venture Corporation and on May 6, 2004 we changed our name to our present legal and commercial name "Pan American Gold Corporation". We are a reporting issuer under the securities laws of the Province of Ontario.

Our corporate offices are located at Suite 605 - 475 Howe Street, Vancouver, British Columbia, Canada, V6C 2B3. Our telephone number is 604.669.2615 and our facsimile number is 604.689.9773.

On May 15, 1998, we effected a reverse split of our authorized and issued share capital on the basis of one (1) common share for each ten (10) common shares issued and outstanding at such date.

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

On May 6, 2004, we entered into a share purchase agreement with Pan American Gold Corporation, a Nevada corporation, Graham Douglas and the shareholders of Pan American Nevada, whereby we acquired Pan American Nevada in consideration for the issuance of an aggregate of 3,370,000 shares of common stock of our company. The shares represented approximately 9.9% of our company's outstanding shares on closing of the transaction.

As a condition to the closing under the share purchase agreement, our board of directors appointed Richard Bachman as a member of our board of directors, and Kevin Hanson and Alan Crawford resigned as directors and officers of our company. On May 7, 2004 Michael Sweatman was appointed as a director of our company.

On October 29, 2004, we held an annual meeting of our shareholders. At the annual meeting, the number of directors was set at three and the three individuals nominated as directors were elected, including Gregory Burnett, Richard Bachman and Michael Sweatman. Our shareholders also approved the appointment of Bedford Curry & Co. as our auditors.

On October 5, 2004, we received subscriptions for a private placement of 454,544 units to two investors at a price of $0.83 per unit for total gross proceeds of $377,271. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holders to purchase one additional common share at a price of $0.83 per share until October 5, 2005. The shares were issued on April 26, 2005.

On May 28, 2004 we acquired an interest in Doon Investments, an Alberta limited partnership involved in the petroleum and natural gas industry. To acquire our limited partnership interest, we issued a promissory note for $2,926,910, bearing interest at 4.75% per annum to November 30, 2008 and 7% per annum thereafter, repayable on December 29, 2009 and secured entirely by a charge on our interest in the limited partnership. Interest is payable annually on June 30. Under the terms of the promissory note, our share of partnership cash distributions will be applied first to the payment of accrued interest and then to the payment of the principal amount of the promissory note.

Subsequent to the year ended December 31, 2004, we completed a private placement of 420,533 units to one investor at a price of $0.75 per unit for total gross proceeds of $315,400. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.83 per share until March 7, 2006.

On February 1, 2005, the letter of intent in respect of our Dorado and Nevada resource properties was replaced by an option agreement providing us with an extension until August 31, 2005 to acquire a 100% interest in the properties. Under the option agreement, we are required to pay US$39,137 in respect of leases and land taxes at various dates through March 15, 2005 in order to acquire our interest. As of May 31, 2005, we have paid only US$30,000 and are in default of the agreement.

B. Business Overview

During the year we focussed on exploration of the Cactus, Kinsley Mountain, Pinnacle and Eskay Creek properties which were acquired through the purchase of Pan American Nevada, and on the acquisition of the option on the Chile properties.

Kinsley and Pinnacle Properties

In Nevada, Pan American Nevada held an option to acquire a 60 % interest in the Kinsley Mountain Property, a past gold producer. During the year, we conducted exploration activities on the Kinsley Mountain property. We conducted a ground magnetic geophysical survey and drilled three deep holes. Results from the drilling program were not sufficiently encouraging; consequently we decided not to proceed any further with the project. Reclamation work has been completed and no further activity is planned. The option on the Kinsley Mountain property has been terminated.

Pan American Nevada also held an option to acquire a 60% interest in the Pinnacle Property. During the year, we conducted a ground magnetic geophysical survey on the property, but was unable to get a timely response to our land use application for drilling on the property and we decided not to proceed with the drill test, and subsequently terminated our option.

Cactus Property

Pan American Nevada also held a 50% interest in Cactus Precious Metals LLC, a private Colorado Company which owns the Cactus Property. The Cactus Property is located in the Mojave-Rosamond mining district south-eastern Kern County, California. The gold deposits are associated with the five prominent buttes south of the town of Mojave and west and north of the town of Rosamond, of which one of these butte complexes hosts the gold mineralization on the Cactus Property and the old Cactus Queen gold mine.

A total of 18 holes were drilled on the Cactus Property during June 2004 and yielded low grade gold mineralization which did not confirm the extension of economic segments of Cactus Vein. We evaluated the results of the drilling program in context with the overall Cactus District. As a result of these disappointing results we have terminated our involvement in the project, receiving a portion of our investment back and we have written off our expenditures in respect of the Cactus Property. We no longer have any interest in Cactus Precious Metals LLC.

Eskay Creek Property

The Eskay Creek Property is located in northwestern British Columbia approximately 50 air miles north of Stewart, British Columbia, Canada. Access is by 38 miles of privately owned single-lane gravel road or by helicopter in the more remote areas. We hold a 75% interest in an 80,000 acre property position comprised of 75 mineral claims in the Eskay Creek gold camp area.

The Eskay Creek Property is newly staked. It has no significant exploration or mining history but is proximate to active mines including the Eskay Creek Mine operated by Barrick.

During the year, we conducted an airborne geophysical survey over a portion of the property that included magnetic, radiometric, and induced polarization (IP) data acquisition. The cost of the survey was projected at approximately $300,000 Canadian and was expected to include 3,000 line kilometres. The survey was suspended due to adverse weather conditions after approximately 1900 line kilometres. were completed. The remoteness and geographic location of the project area contribute to a very short exploration season in Eskay-Iskut region.

We decided to evaluate the current survey results and then determine our next course of action. Survey results are currently being evaluated as of the date of this annual report. The work completed to date is sufficient to meet assessment work requirements on the claims through November 2006.

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

Acquisition of Dorado and Nevada Gold Properties

We entered into a letter of intent dated July 22, 2004 which was superseded by an option agreement dated February 1, 2005 with Minera Cerro El Diablo Inc., whereby we have been granted an option to acquire a 100% interest in certain mineral properties located in the County of Chile until August

31, 2005 by completing: (i) a payment of US$30,000 for the Lajitas option lease to E. Viteri due January 26, 2005; (ii) a payment of the Nevada Properties Land Taxes of US$4,137 due January 26, 2005; (iii) a payment of other land taxes of US$5,000 due March 15, 2005; (iv) a payment of US$16,000 by August 31, 2005 or at the time the option is exercised; and (v) a payment of US$100,000 at the time the option is exercised.

The exploration history of the Nevada and Dorado properties includes limited surface sampling and reverse circulation (RC) drilling which has produced anomalous gold values on the Dorado Property. Both properties are under explored and would benefit from a fresh approach. The alteration signature noted on the properties is consistent with that of porphyry gold and copper and high sulphidation epithermal gold systems, the type that is noted at Veladero, Pierina, and Yanacocha gold deposits.

Gold mineralization has been documented in structural stockworks with grades up to 2.40 grams gold per tonne (“g/t Au”) at Dorado. Mineralization at Nevada is hosted in vuggy silica altered breccia as well as in low sulphidation epithermal quartz veins with grades up to 6.50g/t Au and 10.34g/t Au respectively.

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

As at the date of this annual report, we have two subsidiaries, Pan American Gold Corporation, a company incorporated pursuant to the laws of the State of Nevada and 680102 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia, which is currently inactivate.

D.	Property, Plants and Equipment

Our office facilities at 605 - 475 Howe Street, Vancouver, British Columbia, Canada are being provided to us by one of our directors at no cost. The director will be reimbursed for out-of-pocket costs associated with the maintenance and operation of our offices, such as long distance, courier, and other direct expenses incurred on our behalf. We anticipate that these premises will be sufficient for our business operations for the foreseeable future.

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

Following staking of the property, the claim block perimeter was surveyed to bring the ground to patent. Geological mapping and a magnetometer survey were completed over a grid with 200-foot line spacings oriented 360 degrees. Data was presented on 1" to 200' scale maps. Corrections for drift in the magnetometer survey was by looping to a common base line station. From the data, a west-northwest shear or fault was identified as crossing the property. These surveys do not appear to have covered claim 22687.

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

An EM survey carried out over the entire grid identifying three highly conductive zones trending west-northwest across the property. The southern zone, or more properly group of zones, lies within the southern iron formation. The middle conductor is a single well-defined conductor in the center of the property with defined east and west terminations. It definitely does not continue on the adjoining property to the east. The northern conductor in the far northwest of the property. The good correlation between magnetic signature and conductivity has led to interpreting all conductors as sulphide facies iron formation.

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

A successor company to Lennie, International RSV Resources Corp., carried out further fieldwork in 1987. A grid with lines oriented 360 degrees at 200' spacing was cut. The grid did not extend to the western boundary of the property. Another magnetometer survey was undertaken with a contoured map presented without numerical data. A base station magnetometer was not used to correct the data. Similar features to those identified in the earlier magnetic surveys were reconfirmed.

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

Acquisition Details

Pan American Gold Corporation through its wholly own subsidiary, 680102 B.C. Ltd., on January 16, 2004 entered into sale and purchase agreement with Matthew Mason of 1030 Nelson Avenue, West Vancouver, BC V7V 2P4 whereby it acquired a 75% undivided interest in the Eskay Creek Property (see Property Description). Under the terms of the agreement we are required to pay all costs incurred in exploring and developing the Eskay Creek Property until such time as a positive feasibility study has been received, after which the Eskay Creek Property will be developed with Matthew Mason under a joint venture agreement. The claims are subject to a 2% net smelter return royalty, payable to Matthew Mason, upon the commencement of production.

Property Description

The Eskay Creek Property is comprises approximately 75,000 acres representing 479 units with claim names of BJ1-13, 13A, 14-31, 31A, and 32-35 and a Tenure No. of 394776-394812. The Eskay Creek Property is in the Skeena Mining Division, British Columbia, Canada and more specifically Iskut River area. The claim anniversary date is July 1, 2003.

Location and Access

The Eskay Creek gold/silver district is located in north-western British Columbia approximately 50 air miles north of Stewart, British Columbia. Access is by 38 miles of privately owned single-lane gravel road or by helicopter in the more remote areas. A local company provides road maintenance and snow removal services under contract.

The terrain ranges from rugged to moderate with elevations ranging from 2250 meters to 220 meters in the river valleys. The slopes are generally steep with many cliffs forming the valley walls. The area shows evidence of alpine glaciation with steep walled U-shaped valleys and braided streams. Glaciers and ice fields cover approximately ten percent of the property. Tree line is at about 1200-meter elevation, below which the forest cover consists of mature hemlock, spruce and fir typical of temperate rainforest. Lower elevations along the river valleys host thick stands of aspen and alder. The undergrowth at lower elevations consists of thick growth of ferns, devils club, huckleberry, and salmonberry bushes. The alpine areas host a healthy cover of heather, heath, blueberry, copperbush, black spruce and juniper.

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

The sedimentary volcanic sequence in the Eskay Creek district has been intruded by a series of plutons, sills and dyke swarms of Late Triassic to Early Tertiary in age. Tight northeasterly trending anticline-syncline folds have been noted in the district.

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

Dorado and Nevada Properties

We are optioning the Nevada and Dorado Gold and Copper properties, located in the Maricunga Gold and Copper District approximately 700 kilometres northwest of Santiago, Chile, from Minera Cerro El Diablo Inc., an American corporation, and its Chilean subsidiary. The properties are comprised of 14 exploration claims and one exploitation claim totalling 3,600 hectares.

Chilean law provides for a two year extension to an exploration claim by reducing the size of the claim by one half or the owner has the option of converting the exploration claim into an exploitation claim after the initial two year term by conducting a survey of claim boundaries and monumenting the corners. Exploitation claims have an indefinite term as long as annual rental payments are paid. Rental payments for exploitation claims are approximately US$5.00 per hectare per year and US$1.50 per hectare per year for exploration claims. Exploration claims are paper staked and do not require a survey.

Additional environmental permitting is required to mobilize and perform diamond drilling and more advanced exploration activities.

Corporate income tax is 35% with no other types of royalties or liens. Chile has been recognized by the Fraser Institute as one of the premier countries in which to explore and mine.

Acquisition Details

We entered into an option agreement dated July 22, 2004 with Minera Cerro El Diablo Inc., whereby we have been granted an option to acquire a 100% interest in certain mineral properties located in the County of Chile. In order to earn the interest, we were required to pay Minera Cerro El Diablo Inc. US$25,000 by December 4, 2004, of which US$9,000 had been paid by December 31, 2004. On February 1, 2005, the letter of intent in respect of the Dorado and Nevada resource properties was replaced by an option agreement, providing us with an extension until August 31, 2005 to acquire a 100% interest in the properties. Under the option agreement, we are required to pay US$39,137 in respect of leases and land taxes at various dates through March 15, 2005 in order to acquire our interest. As of April 27, 2005, we had paid only US$30,000 in respect to these additional terms and consequently we are in default of our obligations under the option agreement.

Property Description

The properties are located in the county of Copiapo, Third Region, Republic of Chile, approximately 700km northwest of Santiago, Chile. The two properties collectively consist of 3,600 hectares (ha) of exploration and exploitation claims. Part of the Dorado property position is comprised of one exploitation claim and one exploration claim, collectively totalling 300ha and acquired by way of option agreement with an unrelated third party.

Location and Access

The properties are located on the Chilean altiplano above 4,000m mean sea level flanking Volcan Copiapo on the southwest and east. Volcan Copiapo, a 6,053m high stratovolcano volcano, dominates the physiography of the Maricunga Gold District. The surrounding rolling alpine pampa and sometimes extreme relief mountains represent the eastern extent of the Atacama Desert. Intermittently flowing streams occupy the drainages and depend on snowmelt for water.

Access to the area is via a 1.25 hour commercial air service from Santiago to Copiapo and then by 4-wheel drive vehicle from Copiapo approximately 180km or 3 to 4 hours to east, mostly on all weather gravel roads. The nearest major city is Copiapo, the largest city in the Atacama region, with population of over 100,000. The economy is based on the mining and agro-industry. There are no small villages in the high alpine due to the harsh conditions.

Regional and Property Geology

The complex geologic fabric of the region is the result of a combination of Paleozoic through Triassic accretion along the continental margin, overprinted by subduction of the Nazca Plate beginning in the Jurassic. The central Andes' basement was assembled in the late Paleozoic by accretion of the Coastal Terrane, the Chileania Terrane, the Precordillera terrane, and the Arequipa-Antofalla Craton.

By Jurassic time, the central Andean magmatic arc had progressed eastward over time, implying a process of "tectonic erosion" (instead of the more typical development of a fore-arc prism and trenchward progression of the magmatic arc). These successive magmatic belts were commonly associated with, or succeeded by, back-arc basins in Argentina. The region was cut by a series of arc-parallel transpressive strike-slip faults that also become progressively younger to the east. The region began to be deformed by a series of NNE to N-striking reverse faults in the Eocene, and pulses of this style of deformation continued until at least the Late Miocene.

The modern volcanic arc of the central Andes began in northern Chile at 26 Ma after rupturing of the Farallon Plate and subsequent increase in the subduction rate during the Upper Oligocene. The Oligocene - Miocene Dona Ana Fm. volcanics are representative of the ~300 km long volcanic belt which runs from latitudes 26° S to 29° S along the Chile / Argentina frontier. This volcanic belt probably has progressed from north to south over time due to the effects of oblique subduction. These volcanics represent predominantly large, complex stratovolcanos of calc-alkaline to shoshonitic affinity.

The Maricunga - El Indio region has an anomalously shallow-dipping Benioff Zone, a feature that has been empirically tied to the most productive gold belts in the Andes. The shallowing of the subduction zone began ~ 20Ma, and continued until ~6 Ma when it reached the present angle of subduction. This phase is associated with important Au - Cu - Ag mineralization in much of the region.

The regional structural geology is dominated by Andean style faulting; folding is rare. The three principal fault trends are N-S (to NNE), NW, and E-W. Intersections of the N-S fault set with the NW-

striking fault set are common loci of major volcanoes (ie: Volcan Copiapo) and major ore deposits in the region. This is a typical structural setting for Pacific Rim epigenetic deposits.

The N-S (NNE) fault system has the greatest through-going strike continuity; these faults commonly have mappable traces more than 50km. These faults are thought to have initiated in the Eocene, forming large horsts. They continued to deform intermittently from the Oligocene through the Pliocene. The faults expose the deepest basement known in the region and have vertical displacements on the order of 0.5 to 3 km. They also probably have a slight dextral component of movement. Typical faults of this set are the Banos del Toro Fault in the El Indio Belt, and the La Gallina Fault in the southern Maricunga.

The other very important fault set in the region is NNW to WNW-striking sinistral faults. To the north, in the Maricunga region, it was shown that these faults also originated in the Eocene and suffered intermittent deformation until at least the Late Miocene. These faults control much of the shallow intrusive activity and mineralization in the central Andes.

The Maricunga Gold Belt comprises a NNE trending chain of andesitic to dacitic volcanoes 200 km long (from 26° to 28°) and ~30 km wide that are part of a late Oligocene-Miocene continental margin plutonic volcanic arc. The Maricunga contains at least 14 major prospects, including three operating mines and two substantial idle resources. In detail the belt hosts a series of variably eroded stratovolcanos with associated dome fields ranging in age from 32 to 5 Ma. There were six distinct magmatic pulses that produced the majority of the volcanics and associated high-level intrusives stocks.

History

Nevada

Minera Mount ISA Chile S.A. controlled the Nevada Property until 1994. After that time, Sociedad Marin Asesorias Geologicas Mineras Ltda held the titles. There is evidence that a subsidiary of Anglo American Corp. held certain claims within the district during the late 1980’s and 1990’s. Minera Cerro El Diablo Inc. acquired the Nevada property at tax auction in November 2002.

Geologist Ana Rojas, working for Sociedad Marin Asesorias Geologicas Mineras Ltda, conducted a surface sampling program during the field season of January to May 1988, discovered a silica-alunite altered zone on the eastern margin of the property.

J.C. Toro (1990, Field Notes) states that three reverse circulation (RC) holes, cumulatively totalling 486m, were drilled on the property during November and December 1990.

Minera Mount ISA Chile S.A. conducted a surface review of a portion of the Nevada Property in 1994 and took 13 chip samples from outcrop.

No known gold production has occurred on the Nevada Property and no mineral resource has been estimated to date.

Dorado (Lajitas)

Minera Santa Fe Pacific Chile Ldta. conducted exploration on the El Dorado (Lajitas) property consisting of trenching and drilling during 1996 field season. Minera Santa Fe Pacific Chile Ldta. controlled 15 square kilometres of which 10% is represented in the project area. During March 1996, 1,700m of bulldozer trenching was completed and allowed the definition of mineralized zones 50-70m.

First pass RC drilling consisting of seven holes and a cumulative total of 1,402m tested mineralized zones in October 1996.

Detailed mapping of main zone was completed in November 1996 with second pass RC drilling completed in December. An additional seven holes and 1,172m were drilled to test the extent of the mineralized zone with fives holes intersecting mineralization.

Kinsley Mountain and Pinnacle Properties

Pursuant to letter agreements dated December 8, 2003, we acquired a 60% interest in the Kinsley and Pinnacle properties, consisting of 205 claims in the Elko and Nye counties in Nevada. Under the terms of the agreements, we were required to make option payments of US$1,050,000 through December 8, 2006 and pay all fees necessary to maintain the claims. We would have earned our interest after we had advanced the properties through bankable feasibility. Management has reviewed the results of the work done on the properties and has determined not to continue further exploration. Accordingly, we terminated the letter agreement and wrote off our Kinsley and Pinnacle properties as at December 31, 2004. For information on the Kinsley and Pinnacle Properties please see our annual report on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on July 4, 2004.

Cactus Property

Our interest in the Cactus property consisted of a 50% interest in Cactus Precious Metals LLC, a Colorado, USA limited liability company. The property owned by Cactus LLC consists primarily of private land in Kern County, California. During the year ended December 31, 2004, Cactus LLC staked eight unpatented lode mining claims and acquired an exploration right with an option to purchase an additional unpatented claim. Management has reviewed the results of the work done on the property and has determined not to continue further exploration. Accordingly, we wrote off our interest in Cactus LLC as at December 31, 2004. For information on the Cactus Property please see our annual report on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on July 4, 2004.

ITEM 5	Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian Generally Accepted Accounting Principles, and has not been reconciled to United States Generally Accepted Accounting Principles.

A.	Operating Results

Year ended December 31, 2004 Compared to Year ended December 31, 2003

Operations during the year ended December 31, 2004 were primarily related to the exploration of our properties.

A significant non-cash expense related to stock based compensation arose from the granting of options on May 7, 2004 as opposed to $nil in the previous year.

Administrative expenses totalled $521,421 for the year ended December 31, 2004 compared to $102,211 for the year ended December 31, 2003 due to an increase in consulting expenses (2004 - $359,258, 2003 - $32,500) and an increase in legal and accounting fees (2004 - $100,936, 2003 -

$26,737). The increase in legal and accounting fees is attributable to costs associated with the acquisition of Pan American Gold Corporation (Nevada) and the regulatory filing fees associated thereto. The acquisition of the limited partnership interests contributed $51,567 to operations, which interest was not owned in the prior year.

We incurred a loss for the year ended December 31, 2004 of $982,572 or $0.03 per share compared to a loss of $104,375 or $0.03 (0.00 post-split) per share for the year ended December 31, 2003.

Year ended December 31, 2003 Compared to Year ended December 31, 2002

Operations during the year ended December 31, 2003 were primarily related to the exploration of our properties.

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

We incurred a loss for the year ended December 31, 2003 of $104,375 or $0.03 (0.00 post-split) per share compared to a loss of $601,974 or $0.18 (0.03 post-split) per share for the year ended December 31, 2002.

B.	Liquidity and Capital Resources

As at December 31, 2004

During the year ended December 31, 2004, we used $321,802 on operating activities, used $285,464 in investing activities and received $689,096 in financial activities from an increase in share subscriptions received, thereby increasing our cash position from $2,729 at December 31, 2003 to $84,559 at December 31, 2004.

We had working capital of $85,519 for the year ended December 31, 2004 compared to a working capital deficit of $101,787 for the year ended December 31, 2003 as a result of private placements completed during the year. During the year ended December 31, 2004 we received $692,671 as advances against proposed private placements, which placements closed subsequent to the year end. The private placements consisted of:

(a)

the sale of 454,544 units for gross proceeds of $377,271, each unit consisting of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase an additional common share at $0.83 per common share until October 5, 2005; and

(b)

the sale of 420,533 units for gross proceeds of $315,400, each unit consisting of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to acquire an additional common share for $0.83 per common share until March 7, 2006.

             Cash used in operations increased to $321,802 for the year ended December 31 2004 compared to $53,444 in the prior year. This was attributable to a number of factors including an increase in exploration expenses from $nil to $554,261 as we acquired, explored, and abandoned the Kinsley Mountain, Pinnacle and Cactus properties during the year. Also, legal fees increased from $13,862 to $71,742 and accounting fees increased from $12,875 to $29,194 due to costs associated with the acquisition of Pan American Nevada and the regulatory filings associated therewith. The acquisition of limited partnership interests contributed $51,567 to operations, which interest was not owned in the prior year.

Investing activities increased, with the capitalization of $315,454 of expenditures on property acquisitions and exploration.

Some seasonal variations in expenditures are expected as weather is a factor particularly on the Eskay Creek property. The acquisition of the Chilean property may serve to eliminate some of the seasonality if the Company elects to exercise its option on this property.

We have cash reserves that are sufficient to meet our near term administrative overhead obligations and as they come due and that we are not exposed to any significant liquidity risks at this time. However, additional funds will be required to continue exploration and maintain all of our properties. The Eskay Creek Property has sufficient expenditure credits in order to maintain the property until at least November 2006. We will require additional funds to exercise the Chile option should we decide to do so.

We expect to spend minimal amounts on exploration for the period ended December 31, 2005 unless significant amounts of capital are raised; beyond that time, our budget will be determined based on a number of factors including, the availability of funds and the success of exploration conducted to that date. We expect that we will need to raise additional funding through private placements of our equity securities and/or debt financing to carry out additional exploration activities on our properties.

General and Administrative expenses are estimated to be approximately $120,000 for the next 12 months ending December 31, 2005.

Exploration Program

We anticipate that we will expend minimal on exploration over the twelve months ending December 31, 2005.

Purchase of Significant Equipment

We do not intend to purchase any significant equipment over the twelve months ending December 31, 2005.

Employees

We currently have no employees other than our current officers and do not anticipate hiring any employees over the twelve months ending December 31, 2005.

US GAAP

The results of operations discussed above are based on our audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 15 to the audited financial statements included elsewhere in this document. Significant differences between Canadian GAAP and US GAAP include:

- Canadian GAAP, acquisition and exploration costs are capitalized. Under US GAAP, costs are expenses as incurred unless commercial feasibility is established. Under US GAAP, mining properties are reviewed by management of our company for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for US GAAP purposes.

- the United States Financial Accounting Standards Board (“FASB”) has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB25”). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quote market price over the exercise price, at the date the stock options are granted. As of December 31, 2004, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows our company to continue to measure the compensation cost of employees and directors in accordance with APB25.

- under Canadian GAAP, our company follows the recommendation of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under these recommendations, our company recognizes an expense for options granted on or after January 1, 2004. Our company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant. On the exercise of stock options, share capital is credited for consideration received, and for fair value amounts previously credited to contributed surplus.

SFAS No. 130, “Reporting Comprehensive Income”, addresses standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States GAAP. For the year ended December 31, 2004, other comprehensive income includes foreign currency translation gains of $56,504 (2003: $Nil; 2002: $Nil).

In December 2004, United States Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 153 (“SFAS No. 153”). This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” (“Opinion 29”) is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. We believe the adoption of this statement will have no impact on our financial statements.

In December 2004, FASB issued a revision to SFAS No. 123R, “Accounting for Stock Based Compensation.” This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in stock-based payment transactions. This statement does not change the accounting guidance for stock-based payment transactions with parties other than employees provided in SFAS No. 123. This statement does not address the accounting for employee share ownership plans, which are subject o AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.” We have not yet determined the impact to our financial statements from the adoption of this statement.

C.	Research and Development, patents, licenses etc.

We do not currently and did not previously have research and development policies in place. Over the past three fiscal years, we expended approximately minimal amounts on the exploration of our various mining properties.

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

The following table sets forth the names, business experience and function/area of expertise of each of our directors and officers, as at May 31, 2005:

Name / Office Held / Age	Area of Expertise/Function	Business Experience
Richard Bachman President, Chief Executive Officer and Director Age 50	As the President, Chief Executive Officer and director, Mr. Bachman is responsible for the overall management of the affairs and business of Pan American	Certified Professional Geologist with American Institute of Professional Geologists and Geological Engineer

Gregory Burnett Vice President, Corporate Affairs, Secretary and Director Age: 43

As the Vice President, Corporate Affairs and Secretary, Mr. Burnett is responsible for keeping all records, making all necessary filings and supervising the general administration of Pan American. As a director, Mr. Burnett is responsible for the management and supervision of the affairs and business of Pan American

President of Carob Management Ltd., a private management consulting company
Michael Sweatman Director Age: 53	As a director, Mr. Sweatman is responsible for the management and supervision of the affairs and business of Pan American	Chartered Accountant

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

Gregory Burnett - Vice President, Corporate Affairs, Secretary and Director

Mr. Burnett has been a director of our company since June 2000 and was the president of our company from June 2000 to May 7, 2004. He has been our vice president, corporate affairs and secretary since May 7, 2004. Mr. Burnett is the president of Carob Management Ltd., a private management consulting company, specializing in providing due diligence services, developing business plans, and structuring/managing various venture capital projects, primarily in the public market area. Mr. Burnett serves on the board of directors and is a consultant to several public companies: Mr. Burnett obtained a Master of Business Administration degree in 1986 and a Bachelor of Applied Sciences Degree in Civil Engineering in 1984 from the University of British Columbia.

Michael Sweatman - Chief Financial Officer and Director

Mr. Sweatman has been our chief financial officer and director of our company since May 7, 2004. Mr. Sweatman has been a Chartered Accountant since 1982. Since 1998, he has operated an accounting firm providing tax, accounting and business advice to a number of clients in the Vancouver, British Columbia, Canada area. He also provides consulting services as part of MDS Management Ltd., including consulting projects covering a wide range of clients in a number of industries, including both publicly traded and private corporations.

Mr. Sweatman currently acts as CFO for Run of River Power Inc., a company which is a developer of small hydro electric projects. He serves as a director of Brownstone Resources Inc., a publicly traded company which invests primarily in mining projects, Treat Systems Inc., an inactive public company, and Maple Minerals Corp., a mining exploration company with properties in Canada, Australia, Guinea, west Africa and the Dominican Republic.

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.	Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his duties during the fiscal year ended December 31, 2004:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation(2)	Awards(1)		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Richard Bachman President, Chief Executive Officer and Director(3)	2004	Nil	Nil	$59,561(4)	1,000,000(5)	Nil	Nil	Nil
Gregory Burnett Vice President, Corporate Affairs, Secretary and Director(6)	2004	Nil	Nil	$43,315(7)	200,000(8)	Nil	Nil	Nil
Michael Sweatman Chief Financial Officer and Director(9)	2004	Ni.	Nil	$32,069(10)	100,000(11	Nil	Nil	Nil

(1)

Other than indicated below, we have not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the executive officers during the fiscal years indicated.

(2)

The value of perquisites and other personal benefits, securities and property for the executive officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3)	Mr. Bachman became our president and chief executive officer on May 7, 2004.
(4)	Minera Teles Pires Inc., a company controlled by Mr. Bachman, received $59,561 from our company during the fiscal year ended December 31, 2004.

(5)

Mr. Bachman was granted the right and option to purchase a total of 1,000,000 common shares at a price of $0.02 per share exercisable until May 7, 2009. The options vest at a rate of 83,333 per month. On August 6, 2004 Mr. Bachman exercised 166,666 options.

(6)	Mr. Burnett was our president and chief executive officer from June 2000 to May 7, 2004. He has been our vice president, corporate affairs and secretary since May 7, 2004.
(7)	Carob Management Ltd., a company controlled by Mr. Burnett, received $2,500 from our company during the fiscal year ended December 31, 2004.
(8)	Mr. Burnett was granted the right and option to purchase a total of 200,000 common shares at a price of $0.02 per share exercisable until May 7, 2009. The options vest at a rate of 33,333 per month.
(9)	Mr. Sweatman became our chief financial officer on May 7, 2004.
(10)	MDS Management Ltd., a company controlled by Mr. Sweatman, received $32,069 from our company during the fiscal year ended December 31, 2004.
(11)	Mr. Sweatman was granted the right and option to purchase a total of 100,000 common shares at a price of $0.02 per share exercisable until May 7, 2009. The options vest at a rate of 16,667 per month.

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

Compensation of Directors

No cash compensation was paid to any of our directors for director's services as a director during the fiscal year ended December 31, 2004. We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

C.	Board Practices

The directors are re-elected at the annual general meeting of our shareholders and our officers are re-elected at a directors' meeting following the annual general meeting. The last annual general meeting was held on October 29, 2004, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Ontario Business Corporations Act.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

As of the date of this annual report, our entire board of directors functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors. The audit committee did not physically meet during the year ended December 31, 2004.

D.	Employees

During the fiscal years ended December 31, 2004, 2003 and 2002, we did not have any employees other than our directors and officers.

We do not currently have any paid employees and have not experienced a significant change in the number of people we employ.

E.	Share Ownership

There were 34,927,116 common shares, 1,133,334 stock options and 875,077 share purchase warrants issued and outstanding as of May 31, 2005. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned as of April 5, 2005	Percentage(1)
Richard Bachman President, Chief Executive Officer and Director	1,000,000(2)	2.78%
Gregory Burnett Vice President, Corporate Affairs, Secretary and Director	2,271,650(3)	6.47%
Michael Sweatman Chief Financial Officer and Director	100,000(4)	*%

*Less than 1%.

(1)	Based on 34,927,116 common shares issued and outstanding as at May 31, 2005, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.
(2)

Includes options to acquire an aggregate of 833,334 shares of common stock exercisable within sixty days. Mr. Bachman has been granted options to purchase up to 1,000,000 shares of our common stock at a price of $0.02 per share exercisable until May 7, 2009. On August 6, 2004, Mr. Bachman exercised 166,666 of these options.

(3)

671,650 of these shares of common stock are held by Carob Management Ltd., a company wholly-owned by Gregory Burnett. Also includes options to acquire an aggregate of 200,000 shares of common stock exercisable within sixty days. Mr. Burnett has been granted options to purchase up to 200,000 shares of our common stock at a price of $0.02 per share exercisable until May 7, 2009.

(4)

Includes options to acquire an aggregate of 100,000 shares of common stock exercisable within sixty days. Mr. Sweatman has been granted options to purchase up to 100,000 shares of our common stock at a price of $0.02 per share exercisable until May 7, 2009.

             The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

There were no long-term incentive awards made to our executive officers during the fiscal year ended December 31, 2004 nor are there pension plan benefits in place for our executive officers.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 2,300,000 common shares. Each option upon its exercise entitles the grantee to one common share. The exercise price of common shares subject to an option will be determined by the board of directors at the time of grant. Options may be granted under our stock option plan for an exercise period of up to five ten years from the date of grant of the option or such lesser periods as may be determined by our board of directors.

During the year ended December 31, 2004, we granted the following stock options:

Name	Number of Options	Exercise Price	Expiry Date
Richard Bachman	1,000,000(1)	$0.02	May 7, 2009
Gregory Burnett	200,000	$0.02	May 7, 2009
Michael Sweatman	100,000	$0.02	May 7, 2009

(1)             On August 6, 2004 we issued 166,666 shares of our common stock to Mr. Bachman upon part exercise of his option.

ITEM 7	Major Shareholders and Related Party Transactions
A.	Major Shareholders

There were 34,927,116 shares of our common stock issued and outstanding as of May 31, 2005. The following table sets forth, as of May 31, 2005, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name	Amount Owned(1)	Percent of Class(2)
Richard Bachman	1,000,000(3)	2.78%
Gregory Burnett	2,271,650(4)	6.47%
Michael Sweatman	100,000(5)	*%
Officers and Directors as a Group	3,204,984(6)	8.89%

* Less than 1%.

(1)	We believe that all persons hold legal title and have no knowledge of actual ownership.
(2)

The percentages are based upon 34,927,116 shares of our common stock issued and outstanding as at May 31, 2005, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

(3)	Includes 833,334 options exercisable within sixty days.
(4)	Includes 200,000 options exercisable within sixty days.
(5)	Includes 100,000 options exercisable within sixty days.
(6)	Includes a total of 1,133,334 options exercisable within sixty days.

There has been no significant change in the percentage ownership of any of our major shareholders during the years ended December 31, 2004, 2003 or 2002.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of May 31, 2005, the registrar and transfer agent for our company reported that there were 34,927,116 shares of our common stock issued and outstanding. Of those common shares issued and outstanding, 30,797,013 common shares were registered to Canadian residents (2,554 shareholders), 1,839,079 common shares were registered to residents of the United States (80 shareholders) and 2,291,024 common shares were registered to residents of other foreign countries (18 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

During the year ended December 31, 2004, we paid Amisano Hanson fees for accounting services totalling $nil (2003: $10,375; 2002: $8,100) and rent of $1,500 (2003: $6,000; 2002: $6,000). Kevin Hanson, a former director of our company, is a partner of Amisano Hanson. There is also a loan in the amount of $43,500 due to a shareholder of our company. We paid interest of $nil (2003: $4,166; 2002: $25,000) on a loan in the amount of $314,583 from Greg Burnett, which was settled by the issuance of 314,583 shares during the year ended December 31, 2003. We paid consulting fees of $322,305 (2003: $30,000; 2002: $30,000) to Greg Burnett, Richard Bachman and Michael Sweatman, the directors and officers of our company.

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

Financial Statements Filed as Part of the annual report:

Financial Statements for the Years Ended December 31, 2004 and 2003 (audited):

Auditors' Report dated April 27, 2005, together with Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict.

Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002.

Consolidated Balance Sheets for the years ended December 31, 2004 and 2003.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.

Consolidated Statements of Shareholder’s Equity for the years ended December 31, 2004, 2003 and 2002.

Notes to Financial Statements.

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

Significant Changes

During the year ended December 31, 2004, we entered into a share purchase agreement, dated May 6, 2004, with Pan American Nevada, Graham Douglas and the shareholders of Pan American Nevada, whereby we acquired Pan American Nevada in consideration for the issue of an aggregate of 3,370,000 shares of common stock of our company. We issued the 3,370,000 shares on September 8, 2004. The shares represented approximately 9.9% of our company's outstanding shares at closing.

ITEM 9	The Offer and Listing

Price History

Our shares began trading on the OTC Bulletin Board on April 16, 2004 under the symbol TRIVF. On June 2, 2004 our symbol changed from "TRIVF" to "PNAMF" and our CUSIP number changed to 697840 10 6.

The high and low market prices of our common shares for the most recent year (May, 2004 through May, 2005) since our common shares were quoted for trading on the OTC Bulletin Board were as follows:

Month Ended	OTCBB High	OTCBB Low
May 1 to May 31, 2005	$0.22	$0.17
April 30, 2005	$0.26	$0.17
March 31, 2005	$0.33	$0.23
February, 2005	$0.38	$0.23
January 31, 2005	$0.62	$0.28
December 31, 2004	$0.67	$0.36
November 30, 2004	$0.69	$0.55
October 31, 2004	$0.73	$0.48
September 30, 2004	$0.88	$0.45
August 31, 2004	$1.13	$0.59
July 31, 2004	$1.06	$0.90
June 30, 2004	$0.99	$0.54(1)
May 31, 2004	no trades	no trades
(1)	We effected a reverse split on the basis of 7 to 1 on June 2, 2004.

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

We entered into the following material contracts during the fiscal years ended December 31, 2004 and 2003:

1.          Share Exchange Agreement dated May 6, 2004 with Pan American Gold Corporation, a Nevada corporation, Graham Douglas and the shareholders of Pan American Nevada.

2.	Option Agreement dated February 1, 2005 with Mineral Cerro El Diablo Inc.

3.          Subscription Agreement dated October 5, 2004 with Patrick Brauckmann with respect to the purchase of 227,272 units of our company at a price of US$0.66 per unit.

4.          Subscription Agreement dated October 5, 2004 with Abeir Haddad with respect to the purchase of 227,272 units of our company at a price of US$0.66 per unit.

5.          Membership Interest Liquidation Agreement dated December 31, 2004 with Cactus Precious Metals LLC.

6.          Subscription Agreement dated March 7, 2005 with Hugh Steine with respect to the purchase of 420,533 units of our company at a price of US$0.60 per unit.

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

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm's length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a "non-resident holder"). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the "ITA") and regulations thereunder.

Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty") as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our company.

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

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a)if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

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

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents "taxable Canadian property" to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

(a)	the non-resident holder;
(b)	persons with whom the non-resident holder did not deal at arm's length - or
(c)	the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a)the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b)the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

(c)they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

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

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a "U.S. Holder" includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a "U.S. Holder" is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A "collapsible corporation" is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii)

"ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an "Unpedigreed QEF Election" by recognizing as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by our company. An "excess distribution" is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a "Unpedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions." For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of our company and our earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States

Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

H.	Documents on Display

Documents concerning our company referred to in this annual report may be viewed during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1 by making an appointment.

I.	Subsidiary Information

As at the date of this annual report, we have two subsidiaries, Pan American Gold Corporation, a company incorporated pursuant to the laws of the State of Nevada and 680102 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia, which is currently inactivate.

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk
Not applicable.
ITEM 12	Description of Securities Other Than Equity Securities
Not applicable.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies
Not applicable.
ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
ITEM 15	Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2004. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's president and chief executive officer. Based upon that evaluation, our company's president and chief executive officer concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no significant changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

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

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company's president or secretary. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or secretary, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission as Exhibit 14.1 to our annual report filed on July 15, 2004. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: Pan American Gold Corporation, Suite 605 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3.

ITEM 16C	Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed Bedford Curry & Co. as independent auditors to audit our financial statements for the fiscal year ended December 31, 2004. The aggregate fees billed by Bedford Curry & Co. for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal year ended December 31, 2004 were $16,000 and for the fiscal year ended December 31, 2003 were $4,000.

Audit Related Fees

For the fiscal year ended December 31, 2004 and 2003, the aggregate fees billed for assurance and related services by Bedford Curry & Co. relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $7,000 and $Nil, respectively.

Tax Fees

For the fiscal year ended December 31, 2004 and 2003, the aggregate fees billed for tax compliance, tax advice and tax planning by Bedford Curry & Co. were $Nil and $Nil, respectively

All Other Fees

For the fiscal year ended December 31, 2004 and 2003, the aggregate fees billed by Bedford Curry & Co. for other non-audit professional services, other than those services listed above, totalled $5,000 and $Nil, respectively.

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

             The audit committee pre-approves all services provided by our independent auditors. All of the fees described above were preapproved by the audit committee.

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

Financial Statements Filed as Part of the annual report:

Audited Financial Statements for the years ended December 31, 2004 and 2003:

Auditors' Report dated April 27, 2005, together with Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict.

Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002.

Consolidated Balance Sheets for the years ended December 31, 2004 and 2003.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.

Consolidated Statements of Shareholder’s Equity for the years ended December 31, 2004, 2003 and 2002.

Notes to Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

PAN AMERICAN GOLD CORPORATION
(formerly Tri-Lateral Venture Corporation)

VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2004, 2003 AND 2002

1. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

2. CONSOLIDATED STATEMENTS OF OPERATIONS

3. CONSOLIDATED BALANCE SHEETS

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

5. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

6. NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Pan American Gold Corporation

We have audited the accompanying consolidated balance sheets of Pan American Gold Corporation as at December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pan American Gold Corporation as at December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2002 and for the year then ended were examined by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 15, 2003.

Vancouver, British Columbia, Canada
April 27, 2005	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable, which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 27, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, British Columbia, Canada

April 27, 2005       CHARTERED ACCOUNTANTS

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

2004	2003	2002

EXPENSES

Consulting	$359,258	32,500	30,000
Legal	71,742	13,862	23,918
Accounting	29,194	12,875	12,085
Filing fees	20,411	17,154	12,087
Rent, office and administration	18,048	10,131	7,437
Travel and promotion	13,559	-	5,950
Transfer agent	5,807	6,814	11,724
Interest and bank charges	3,402	8,875	50,233

(521,421)	(102,211)	(153,434)

OTHER INCOME (EXPENSES)

Partnership income	204,402	-	-
Foreign exchange gain	56,504	-	-
Interest earned	151	26	388
Write-off of advances	(18,054)	-	-
Interest on promissory note	(149,893)	-	-
Mineral properties written-off	(554,261)	(7,500)	-
Gain on forgiveness of debt	-	5,310	-
Gain on settlement of accounts payable	-	-	51,072
Loss on write-off of promissory note receivable	-	-	(500,000)

(461,151)	(2,164)	(448,540)

NET LOSS	$(982,572)	(104,375)	(601,974)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.03)	(0.00)	(0.03)

WEIGHTED AVERAGE NUMBER OF ISSUED SHARES

USED TO COMPUTE NET LOSS PER SHARE	32,775,811	28,358,659	23,604,378

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003	Expressed in Canadian dollars

2004	2003

ASSETS

Current

Cash	$84,559	2,729
Other receivables	33,830	1,970
Deposits	18,951	-

Total current assets	137,340	4,699

Reclamation bond	36,114	-
Investment in limited partnership [Note 4]	2,926,910	-
Resource properties [Note 5]	328,209	12,775

Total assets	$3,428,573	17,474

LIABILITIES

Current

Accounts payable and accrued expenses	$8,321	56,078
Loans payable [Note 6]	43,500	50,408

Total current liabilities	51,821	106,486

Promissory note [Note 4]	2,923,968	-

Total liabilities	2,975,789	106,486

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital [Note 7]	7,446,962	6,769,726
Contributed surplus	156,461	2,000
Share subscriptions [Note 7]	692,671	-
Deficit	(7,843,310)	(6,860,738)

Total shareholders' equity (deficiency)	452,784	(89,012)

Total liabilities and shareholders' equity (deficiency)	$3,428,573	17,474

APPROVED ON BEHALF OF THE BOARD:

"Greg Burnett"	"Michael Sweatman"

Director                                                            Director

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

2004	2003	2002

OPERATIONS

Net loss	$(982,572)	(104,375)	(601,974)

Items not involving cash:

Mineral properties written-off	554,261	7,500	-
Stock-based compensation	186,641	-	-
Interest expense	149,893	-	-
Write-off of advances	18,054	-	-
Write-off of other asset	10,574	-	-
Partnership income	(152,835)	-	-
Gain on settlement of accounts payable	-	-	(51,072)
Gain on forgiveness of debt	-	(5,310)	-
Loss on write-off of promissory note receivable	-	-	500,000

(215,984)	(102,185)	(153,046)

Changes in non-cash working capital balances:

Decrease (increase) in other receivables	(16,779)	(1,063)	96
Increase in deposits	(18,951)	-	-
Increase (decrease) in accounts payable and accrued expenses	(70,088)	49,804	62,388

Cash used in operating activities	(321,802)	(53,444)	(90,562)

INVESTING

Cash acquired from business combination	322,191	-	-
Increase in advances	(18,054)	-	-
Increase in reclamation bonds	(36,114)	-	-
Increase in resource properties	(553,487)	(7,619)	(12,656)

Cash used in investing activities	(285,464)	(7,619)	(12,656)

FINANCING

Increase in share subscriptions	692,671	-	-
Increase in shares issued	3,333	-	-
Increase (decrease) in loans payable	(6,908)	50,408	(120,080)

Cash provided by financing activities	689,096	50,408	(120,080)

Increase (decrease) in cash	81,830	(10,655)	(223,298)

Cash, beginning of year	2,729	13,384	236,682
CASH, end of year	$84,559	2,729	13,384

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

Deficit
Accumulated
During the
Common Shares	Contributed		Share	Exploration
Shares	Amount	Surplus	Subscriptions	Stage	Total

Balance, December 31, 2001	3,372,872	$5,783,259	$2,000	$-	$(6,154,389)	$(369,130)

2002

Net loss	-	-	-	-	(601,974)	(601,974)

Balance, December 31, 2002	3,372,872	5,783,259	2,000	-	(6,756,363)	(971,104)

2003

Common shares issued for

debt settlement	986,467	986,467	-	-	-	986,467
Net loss	-	-	-	-	(104,375)	(104,375)

Balance, December 31, 2003	4,359,339	6,769,726	2,000	-	(6,860,738)	(89,012)

2004

7:1 share split	26,156,034	-	-	-	-	-

Common shares issued for

business acquisition	3,370,000	641,723	-	-	-	641,723

Common shares issued for cash-

stock options exercised	166,666	3,333	-	-	-	3,333
Share subscriptions received	-	-	-	692,671	-	692,671
Stock-based compensation	-	-	186,641	-	-	186,641
Stock options exercised	-	32,180	(32,180)	-	-	-
Net loss	-	-	-	-	(982,572)	(982,572)

Balance, December 31, 2004	34,052,039	$7,446,962	$156,461	$692,671	$(7,843,310)	$452,784

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

1. NATURE OF OPERATIONS

Pan American Gold Corporation (the "Company"), incorporated in Ontario, Canada, is a public company listed on the OTC Bulletin Board in the United States. On May 6, 2004 the Company changed its name from Tri-Lateral Venture Corporation to Pan American Gold Corporation.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of resource properties.

At December 31, 2004, the Company was in the process of exploring its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a loss of $982,572 for the year ended December 31, 2004 (2003: $104,375; 2002: $601,974), and had a deficit of $7,843,310 at December 31, 2004 (2003: $6,860,738) which has been funded primarily by the issuance of equity. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing, and generating revenues sufficient to cover its operating costs.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and are prepared in Canadian dollars in accordance with generally accepted accounting principles in Canada. All significant inter-company transactions and balances have been eliminated upon consolidation.

Resource properties - The company accounts for resource properties in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and, therefore, does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Resource properties include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC 126 states that a mining enterprise which has not objectively established mineral reserves and, therefore, does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.

However, EIC 126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Environmental expenditures and land reclamation costs - The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future rehabilitation and site restoration costs. Both the likelihood of a new regulations and their overall effect upon the Company may vary from region to region and are not entirely predictable. The Company's policy is to meet, or if possible surpass, standards set by relevant legislation by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against statements of earnings as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future rehabilitation and site restoration costs are considered minimal.

Investment in limited partnership - The Company accounts for its limited partnership investment using the cost basis of accounting, whereby the initial investment is recorded at cost and earnings are recorded only to the extent received or receivable. The Company annually reviews the carrying value of its limited partnership investment for any decline in fair value other than a temporary decline. If such a decline occurs, the carrying value of the limited partnership investment is written down to fair value.

Foreign currency translation - The accounts of the Company's non-Canadian subsidiary, which is considered to be dependent on the Company, and transactions of Canadian operations denominated in foreign currencies are translated to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at current rates of exchange and other assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at average rates of exchange for the year. All exchange gains and losses are recognized currently in earnings.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share - Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding and the treasury stock method is used to calculate diluted earnings per share. For the years presented, this calculation proved to be anti-dilutive.

Stock-based compensation - The Company has a stock option plan which is described in Note 8. The Company follows the recommendations in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In accordance with these recommendations, stock options are recorded at their fair value on the date of grant as compensation expense. On the exercise of stock options, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.

Income taxes - Income taxes are accounted for under the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of changes in tax rates is recognized in income in the period that substantive enactment occurs.

Flow-through shares - The Company follows the recommendations of Emerging Issues Committee - 146 ("EIC-146") of the Canadian Institute of Chartered Accountants with respect to flow-through shares. The application of EIC-146 requires the recognition of the foregone tax benefit of exploration expenditures renounced to shareholders. In accordance with these recommendations the carrying value of the shares issued is reduced by the tax effect of the benefits renounced to subscribers on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

Financial instruments - The Company's financial instruments consist of cash, other receivables, deposits, reclamation bond, investment in limited partnership, accounts payable and accrued expenses, loans payable and promissory note. The loans payable are non interest-bearing.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The more significant areas requiring the use of estimates include asset impairments, stock-based compensation, and future income tax amounts. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

Asset retirement obligations - On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants' Handbook Section 3110 "Asset Retirement Obligations." This standard requires liability recognition for retirement obligations associated with the Company's resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as resource properties. This change in accounting policy has no effect on the Company's prior or current financial statements.

3. BUSINESS COMBINATION

On May 10, 2004, the Company acquired 100% of the outstanding shares of Pan American Gold Corporation, a Nevada company ("Pan American (Nevada)"), by issuing 3,370,000 shares.

Under Canadian generally accepted accounting principles, the cost of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In such a case, the fair value of the net assets acquired is used. Since the Company's common shares were thinly traded prior to the acquisition of Pan American (Nevada), the actual market value is not readily determinable. Therefore, the value of the shares issued on acquisition is based on the fair value of the net assets acquired. The fair value of Pan American (Nevada)'s net assets was $641,723.

The purchase price was allocated as follows:

Cash	$322,191
Other receivables	15,081
Resource properties	316,209
Other assets	10,574
Liabilities assumed	(22,332)

$641,723

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

4. INVESTMENT IN LIMITED PARTNERSHIP

The Company has an interest in Doon Investments, an Alberta limited partnership involved in the petroleum and natural gas industry.

To acquire its limited partnership interest, the Company issued a promissory note for $2,926,910, bearing interest at 4.75% per annum to November 30, 2008 and 7% per annum thereafter, repayable on December 29, 2009 and secured entirely by a charge on the Company's interest in the limited partnership. Interest is payable annually on June 30. Under the terms of the promissory note, the Company’s share of partnership cash distributions will be applied first to the payment of accrued interest and then to the payment of the principal amount of the promissory note.

During the year the Company received an earnings allocation of $204,402. From this amount, $78,560 was withheld as a principal payment on the promissory note and $74,275 was applied to accrued interest. Total interest incurred on the promissory note for the year was $149,893, including $75,617 accrued at December 31, 2004.

5. RESOURCE PROPERTIES

Dorado and		Eskay	Kinsley and
Lennie	Nevada	Creek	Pinnacle	Cactus	Total

Interest in claims:

Balance, beginning of year	$-	-	-	-	-	-
Additions	-	11,806	69,274	131,664	59,795	272,539
Written-off	-	-	-	(131,664)	(59,795)	(191,459)

Balance, end of year	-	11,806	69,274	-	-	81,080

Exploration expenditures:

Balance, beginning of year	12,775	-	-	-	-	12,775
Current expenditures:
Consulting and technical	-	-	-	205,644	-	205,644
Geophysics	-	-	199,288	38,148	-	237,436
Geology and engineering	-	1,313	33,753	-	4,726	39,792
Drilling	-	-	-	91,762	17,392	109,154
Other	-	-	-	4,583	547	5,130

Total current expenditures	-	1,313	233,041	340,137	22,665	597,156
Less: written-off	-	-	-	(340,137)	(22,665)	(362,802)

Balance, end of year	12,775	1,313	233,041	-	-	247,129

Balance, end of year	$12,775	13,119	302,315	-	-	328,209

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

5. RESOURCE PROPERTIES (continued)

Lennie Property, Ontario, Canada - Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario, subject to a 2% net smelter return royalty upon the commencement of production.

Dorado and Nevada Properties, Copiapo, Chile - Pursuant to a letter of intent dated July 22, 2004, the Company has the option to earn up to a 100% interest in 15 exploration and exploitation claims in Copiapo, Chile. In order to earn the interest, the Company was required to pay the optionor U.S.$125,000 by December 4, 2004, of which U.S.$9,000 had been paid by December 31, 2004. The agreement was extended subsequent to year end as described in Note 14. The claims are subject to a 2% net smelter return royalty, payable to the optionor, on all mineral production.

Eskay Creek Property, British Columbia, Canada - Pursuant to an agreement dated January 16, 2004, the Company acquired a 75% interest in the Eskay Creek property, consisting of 75 mineral claims located in the Skeena and Laird mining divisions in British Columbia. Under the terms of the agreement, the Company is required to pay all costs incurred in exploring and developing the property until such time as a positive feasibility study has been received, after which the property will be developed with the vendor under a joint venture agreement. The claims are subject to a 2% net smelter return royalty, payable to the vendor, upon the commencement of production.

Kinsley and Pinnacle Properties, Nevada, U.S.A. - Pursuant to letter agreements dated December 8, 2003, the Company acquired a 60% interest in the Kinsley and Pinnacle properties, consisting of 205 claims in the Elko and Nye counties in Nevada. Under the terms of the agreements, the Company was required to make option payments of U.S.$1,050,000 through December 8, 2006 and pay all fees necessary to maintain the claims. The Company would have earned its interest after it had advanced the properties through bankable feasibility. Management has reviewed the results of the work done on the properties and has determined not to continue further exploration. Accordingly, the Company terminated the letter agreements and wrote off its Kinsley and Pinnacle properties as at December 31, 2004.

Cactus Property, California, U.S.A. - The Company's interest in the Cactus property consists of a 50% interest in Cactus Precious Metals LLC ("Cactus LLC"), a Colorado, USA limited liability company. The property owned by Cactus LLC consists primarily of private land in Kern County, California. During the year ended December 31, 2004, Cactus LLC staked eight unpatented lode mining claims and acquired an Exploration Right with an option to purchase an additional unpatented claim. Management has reviewed the results of the work done on the property and has determined not to continue further exploration. Accordingly, the Company wrote off its interest in Cactus LLC as at December 31, 2004.

6. LOANS PAYABLE

Loans payable are unsecured, non interest-bearing, and have no fixed terms of repayment.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

7. SHARE CAPITAL

Preference shares - The Company has unlimited non-voting convertible redeemable non-cumulative 6% authorized preference shares without par value. As of December 31, 2004, there were no preference shares issued or outstanding.

Common shares - The Company has an unlimited number of authorized common shares without par value.

The issued common shares are as follows:

2004		2003
Number	Amount	Number	Amount

Balance, beginning of year	4,359,339	$6,769,726	3,372,872	$5,783,259
7-for-1 share split	26,156,034	-	-	-

Shares issued for:

Business combination (Note 3)	3,370,000	641,723	-	-
Exercise of options	166,666	35,513	-	-
Debt settlement	-	-	986,467	986,467

Balance, end of year	34,052,039	$7,446,962	4,359,339	$6,769,726

Share subscriptions - As of December 31, 2004, the Company had received subscriptions of $692,671 (2003: $Nil) in respect of common share private placements. The private placements were completed subsequent to year end as described in Note 14.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

8. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

Stock option plan - On October 29, 2004, the Company adopted a stock option plan applicable to key employees and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. As of December 31, 2004, 2,300,000 shares had been reserved for issuance. The exercise price for each option is determined by the Board of Directors and must be equal to or greater than the market value of the Company's common shares on the date of grant. The term of an option may not exceed ten years from the grant date. All options vest annually over four years.

Under the Company's previous stock option plan, 1,300,000 options were granted on May 7, 2004, vesting at various dates through April 6, 2005 and expiring May 7, 2009.

Changes in the Company's stock options for the years ended December 31, 2004 and 2003 are summarized below:

2004		2003
	Weighted Average	Weighted Average
Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of year	-	$0.00	-	$ 0.00
Granted	1,300,000	0.02	-	0.00
Exercised	(166,666)	0.02	-	0.00

Outstanding, end of year	1,133,334	$ 0.02	-	$ 0.00

Stock based compensation - The Company uses the Black-Scholes option valuation model to value stock options granted. The Black- Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used:

Risk free interest rate	3%
Expected dividend yield	0%
Expected stock price volatility	0%
Expected life of options	5 years

The grant-date fair value of options granted during the year ended December 31, 2004 was $0.21.

Total stock-based compensation for the year ended December 31, 2004 was $186,641 (2003: Nil), recorded as consulting fees in the statement of operations.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

9. NON-CASH TRANSACTIONS

During the year ended December 31, 2004, the Company issued 3,370,000 common shares for a business acquisition as described in Note 3, and acquired an interest in a limited partnership for $2,926,910 by issuing a promissory note for $2,926,910 as described in Note 4.

During the year ended December 31, 2003, the Company settled accounts payable of $261,043 and loans payable of $725,424 by issuing 986,467 common shares for $986,467.

10. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions, recorded at their exchange amounts, which is the amount agreed upon by the transacting parties on terms and conditions similar to non-related entities:

a)

During the year the Company incurred accounting fees of $Nil (2003: $10,375; 2002: $8,100), consulting fees of $322,305 (2003: $30,000; 2002: $30,000), interest expense of $Nil (2003: $4,166; 2002: $25,000) and rent of $1,500 (2003: $6,000; 2002: $6,000) with directors and former directors.

b)	Accounts payable and accrued expenses includes $ 993 (2003: $30,432) owing to directors and former directors.

c)	Other receivables includes a retainer of $7,568 (2003: $Nil) paid to a director for consulting fees.

d)	Loans payable includes $43,500 (2003: $43,500) owing to a shareholder as described in Note 6.

e)	The corporate optionor of the Dorado and Nevada resource properties is controlled by a director.

f)

During the year ended December 31, 2003, the Company settled accounts payable to directors of $131,877 and promissory notes payable to a director of $314,583 by issuing 446,460 common shares for $446,460.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

11. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

2004	2003	2002

Canadian statutory income tax rate	35.62%	37.62%	39.62%

2004	2003	2002

Income tax recovery at statutory rate	349,992	39,266	238,502

Effect on income taxes of:

Non-deductible stock compensation expense	(66,482)	-	-
Valuation allowance	(283,510)	(39,266)	(238,502)

Income tax recoverable	$-	-	-

The Company has a capital loss of $500,000 which can be carried forward indefinitely to reduce future capital gains, and non-capital losses of $867,932 available to offset future taxable income. The non-capital losses expire annually on December 31 as follows:

2005	$214,852
2006	145,005
2007	113,043
2008	222,794
2009	166,928
2010	5,310

$867,932

The Company also has Canadian Exploration Expenses of $774,655, Canadian Development Expenses of $101,665, and Foreign Exploration and Development Expenses of $11,806 available to offset future taxable income. These expenses carryforward indefinitely and are deductible at various declining-balance rates.

The Company does not have any other future income tax assets or liabilities. The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carryforward periods to utilize all future tax assets.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

12. SEGMENTED INFORMATION

The Company's operations fall into one industry segment, the exploration of resource properties. Geographic information is as follows:

2004	2003	2002

Net loss	Canada	$(338,170)	(104,375)	(601,974)
United States of America		(644,402)	-	-

$(982,572)	(104,375)	(601,974)

2004	2003

Total assets	Canada	$3,415,454	17,474
	United States of America	-	-
	Chile	13,119	-

$3,428,573	17,474

2004	2003

Resource properties	Canada	$315,090	12,775
	Chile	13,119	-

$328,209	12,775

13. COMMITMENT

The Company was required to pay the optionor of the Dorado and Nevada resource properties U.S.$125,000 by December 4, 2004, of which U.S.$9,000 had been paid by December 31, 2004. The agreement was extended subsequent to year end as described in Note 14.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

14. SUBSEQUENT EVENTS

Resource properties - On February 1, 2005 the letter of intent in respect of the Dorado and Nevada resource properties was replaced by an option agreement, providing the Company with an extension until August 31, 2005 to acquire a 100% interest in the properties. Under the option agreement, in addition to the terms outlined in Note 5, the Company is required to pay U.S.$39,137 in respect of leases and land taxes at various dates through March 15, 2005 in order to acquire its interest. As of April 27, 2005, the Company had paid only U.S.$30,000 in respect of these additional terms and consequently was in default of its obligations under the option agreement.

Private placements - Common shares issued subsequent to year end under private placement agreements were as follows:

i)

On March 7, 2005, the Company issued 420,533 units for proceeds of $315,400. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for $0.83 until March 7, 2006.

ii)

On April 26, 2005, the Company issued 225,302 flow-though units for proceeds of $187,000 and 229,242 units for proceeds of $190,271. Each flow-through unit consisted of one flow-through common share and one warrant entitling the holder to purchase one common share for $0.83 until October 5, 2005. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for $0.83 until October 5, 2005.

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The Company's accounting principles generally accepted in Canada ("Canadian GAAP") differ from accounting principles generally accepted in the United States ("U.S. GAAP") as follows:

a)             Resource properties - Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, mining properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b)             Stock-based compensation - The United States Financial Accounting Standards Board ("FASB") has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As of December 31, 2004, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

Under Canadian GAAP, the Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under these recommendations, the Company recognizes an expense for options granted on or after January 1, 2004. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant. On the exercise of stock options, share capital is credited for consideration received, and for fair value amounts previously credited to contributed surplus. The effect of the adoption of these recommendations is described in Notes 2 and 8.

c)             Comprehensive income - SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States GAAP. For the year ended December 31, 2004, other comprehensive income includes foreign currency translation gains of $56,504 (2003: $Nil; 2002: $Nil).

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

d)             Recent pronouncements - In December 2004, United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 153 ("SFAS No. 153"). This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" ("Opinion 29") is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, FASB issued a revision to SFAS No. 123R, "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in stock-based payment transactions. This statement does not change the accounting guidance for stock-based payment transactions with parties other than employees provided in SFAS No. 123. This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has not yet determined the impact to its financial statements from the adoption of this statement.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

e)             Reconciliation of Canadian and U.S. GAAP - The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations and comprehensive loss, the balance sheets and the statements of cash flows are as follows:

Statements of Operations and Comprehensive Loss:

Note	2004	2003	2002

Net loss as reported in accordance

with Canadian GAAP	$(982,572)	(104,375)	(601,974)

Adjustments:

Resource properties written-off (a)	554,261	7,500	-
Stock-based compensation - net adjustment	(b) 2,974	-	-
Foreign exchange gain (c)	(56,504)	-	-
Resource properties expensed (a)	(869,696)	(7,619)	(12,656)

Net loss under U.S. GAAP	(1,351,537)	(104,494)	(614,630)

Comprehensive income:

Foreign currency translation	(c)	56,504	-	-

Total comprehensive loss under U.S. GAAP	$(1,295,033)	(104,494)	(614,630)

Net loss per share under U.S. GAAP	$(0.04)	(0.00)	(0.03)

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance Sheets:

Note	2004	2003

Total assets under Canadian GAAP	$3,428,573	17,474

Adjustments to U.S. GAAP:

Resource properties expensed	(a)	(328,209)	(12,775)

Total assets under U.S. GAAP	$3,100,364	4,699

Total liabilities under Canadian GAAP	$2,975,789	106,486
Adjustment - to U.S. GAAP	-	-

Total liabilities under U.S. GAAP	2,975,789	106,486

Total shareholders' equity (deficiency) under Canadian GAAP	452,784	(89,012)

Adjustments to U.S. GAAP:

Resource properties expensed	(a)	(328,209)	(12,775)

Total shareholders' equity (deficiency) under U.S. GAAP	124,575	(101,787)

Total liabilities and shareholders' equity (deficiency) under U.S. GAAP	$3,100,364	4,699

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Cash Flows:

Note	2004	2003	2002

Cash used in operating activities as reported in

accordance with Canadian GAAP	$(321,802)	(53,444)	(90,562)

Adjustments to U.S. GAAP:

Resource properties written-off (a)	554,261	7,500	-
Resource properties expensed (a)	(869,696)	(7,619)	(12,656)

Cash used in operating activities under U.S. GAAP	(637,237)	(53,563)	(103,218)

Cash used in investing activities as reported in

accordance with Canadian GAAP	(285,464)	(7,619)	(12,656)

Adjustments to U.S. GAAP:

Resource properties expensed (a)	869,696	7,619	12,656
Resource properties written-off (a)	(554,261)	(7,500)	-

Cash used in investing activities under U.S. GAAP	29,971	(7,500)	-

Cash used in financing activities as reported in

accordance with Canadian GAAP	689,096	50,408	(120,080)
Adjustment - to U.S. GAAP	-	-	-

Cash used in financing activities under U.S. GAAP	$689,096	50,408	(120,080)

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

f)              Earnings per share reconciliation - Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

2004	2003	2002

Numerator

Net loss under U.S. GAAP	$(1,351,537)	(104,494)	(614,630)

Denominator

Weighted average number of common shares outstanding	32,775,811	28,358,659	23,604,378

Basic and diluted net loss per share	$(0.04)	(0.00)	(0.03)

ITEM 19	Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

(1)	Articles of Incorporation and By-laws:

1.1        Articles of Incorporation (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.2        Supplementary Letters Patent dated October 16, 1970 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.3        Articles of Revival dated September 25, 1987 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.4        Articles of Amendment dated March 26, 1991 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.5        Articles of Revival dated February 3, 1995 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.6        Articles of Amendment dated June 19, 1995 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.7        Articles of Amendment dated October 2, 1998 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.8        Articles of Amendment dated May 6, 2004 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

1.9        By-laws (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

(10)	Material Contracts

10.1      Share Purchase Agreement dated May 6, 2004, amongst our company, Pan American Gold Corporation, Graham Douglas and the shareholders of Pan American Gold Corporation (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

10.2      Agreement dated December 8, 2003, between Nevada Sunrise, LLC and Pan American Gold Corporation, a Nevada corporation (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

10.3      Agreement dated December 8, 2003, between Nevada Sunrise, LLC and Pan American Gold Corporation, a Nevada corporation (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

10.4      Property Sale and Purchase Agreement dated January 16, 2004, between Matthew J. Mason and 680102 B.C. Ltd. (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

10.5      First Amended and Restated Operating Agreement of Cactus Precious Metals LLC, effective November 26, 2003 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

10.6*	Form of Subscription Agreement entered into with Patrick Brauckmann and Abeir Haddad.
10.7*	Option Agreement dated February 1, 2005 with Minera Cerro El Diablo Inc.

10.8*     Membership Interest Liquidation Agreement dated December 31, 2004 with Cactus Precious Metals LLC.

10.9*	Subscription Agreement dated March 7, 2005 entered into with Hugh Steine.
(11)	Code of Ethics

11.1      Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

(12)	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Richard Bachman.
12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Michael Sweatman.
(13)	906 Certification
13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002.

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

Dated : July 15, 2005