Form 20-F
period 2005-12-31
PAN AMERICAN GOLD CORP
filed 2006-06-30
CIK 1205059

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

2

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

Title of Class

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.

There were 34,927,116 common shares, without par value, issued and outstanding as of

December 31, 2005.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  [ ] YES ☒ NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ YES	[	] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ YES	[	] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [	]	Accelerated filer [	]	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

[	] Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[	] YES	☒ NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.                                                                               [ ] YES [ ] NO

PART I

This annual report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us", "our", and "Pan American" mean Pan American Gold Corporation, unless otherwise indicated. The term "Pan American Nevada" refers to Pan American Gold Corp., a Nevada corporation.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.
ITEM 1	Identity of Directors, Senior Management and Advisers
Not applicable.
ITEM 2	Offer Statistics and Expected Timetable
Not applicable.
ITEM 3	Key Information
A.	Selected Financial Data

The selected financial data presented below for the five year period ended December 31, 2005 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The data is presented in Canadian dollars.

Selected Financial Data

(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended December 31 (Audited)

CANADIAN GAAP	2005	2004	2003	2002	2001
Net Sales or Operating Revenue	-	-	-	-	-
Direct Costs	-	-	-	-	-
Operating Expenses	-	-	-	-	-
Administrative Expenses	$301,154	$521,421	$102,211	$153,434	$240,000
Amortization and Asset Write-down	$62,081	$554,261	$7,500	-	-
Income (Loss) From Operations	($491,882)	($982,572)	($104,375)	($601,974)	($198,310)
Other Income	-	-	-	-	-
Net Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	($428,078)	($982,572)	($104,375)	($601,974)	($198,310)
Net Income (Loss) from Operations per Common Share	($0.01)	($0.03)	($0.03)	($0.18)	($0.06)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$3,250,702	$3,428,573	$17,474	$26,947	$737,685
Net Assets	$25,261	$452,784	($89,012)	(971,104)	($369,130)
Capital Stock	$8,075,829	$7,446,962	$6,769,726	$5,783,259	$5,783,259
Number of Common Shares (adjusted to reflect changes in capital)	34,927,116	34,052,039	4,358,521	3,372,054	3,372,054
Diluted Net Income per Common Share	($0.01)	($0.03)	($0.03)	($0.18)	($0.06)
Long-Term Debt	$3,134,515	$2,923,968	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Selected Financial Data

(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended December 31 (Audited)

UNITED STATES GAAP	2005	2004	2003	2002	2001
Net Sales or Operating Revenue	-	-	-	-	-
Direct Costs	-	-	-	-	-
Operating Expenses	-	-	-	-	-
Administrative Expenses	-	-	-	-	-
Amortization and Asset Write-down	-	-	-	-	-
Income (Loss) From Operations	-	-	-	-	-
Other Income		-	-	-	-
Net Income (Loss) from Continuing Operations		-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	($421,104)	($1,351,537)	($104,494)	($614,630)	($198,310)
Net Income (Loss) from Operations per Common Share	($0.01)	($0.04)	($0.03)	($0.18)	($0.06)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$2,932,303	$3,100,364	$4,699	$14,291	$737,685
Net Assets	-	-	-	-	-
Capital Stock	-	-	-	-	-
Number of Common Shares (adjusted to reflect changes in capital)	34,927,116	34,052,039	4,358,521	3,372,054	3,372,054
Diluted Net Income per Common Share	-	-	-	-	-
Long-term Debt	-	-	-	-	-
Cash Dividends per Common Share	-	-	-	-	-

Reconciliation to United States Generally Accepted Accounting Principles

A reconciliation to United States Generally Accepted Accounting Principles is included in Note 14 to the audited financial statements. Significant differences include accounting for compensation expense.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On May 11, 2006, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.0989. For the past five fiscal years ended December 31, and for the period between January 1, 2006 and April 30, 2006, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 2001	$1.5489
December 31, 2002	$1.5642
December 31, 2003	$1.4008
December 31, 2004	$1.3017
December 31, 2005	$1.212

	Month ended	Low / High
	January 31, 2006	$1.158
	February 28, 2006	$1.149
	March 31, 2006	$1.158
	April 30, 2006	$1.144
	We have not issued any dividends in the past five fiscal years.
D.	Risk Factors

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

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.

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

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of our operations and threaten our continuation.

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

We have not generated any revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash in the amount of $3,693 as of December 31, 2005. We estimate our average monthly operating expenses to be approximately $15,000 each month. As a result, we need to generate significant revenues from our operations or acquire financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern as described in an explanatory paragraph to our independent auditors' report on our financial statements for the year ended December 31, 2005. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year ending December 31, 2006, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

We have not generated any revenue from our business and we may need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we will need to raise further financing for the 12 month period ending December 31, 2006 in the approximate amount of $180,000. We do not currently have any arrangements for financing and we can provide no assurance to investors we will be able to find such financing if required. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay our future indebtedness or that we will not default on our future debts, jeopardising our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct business and explore our properties, which might result in the loss of some or all of your investment in our common stock.

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

If the results of our geological exploration program indicate commercially exploitable reserves and we decide to pursue commercial production of our mineral claim, we may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that we would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve our mine or if the costs of compliance with government regulation adversely affects the commercial viability of the proposed mine.

There may be defects to the title of the mineral claims, and as result, we could lose our interest in such claims.

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

We are dependant on the services of certain key employees, namely Steve Bajic and Michael Sweatman, and the loss of these certain key employees may have a materially adverse effect on our company.

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

Because our success is highly dependent upon our respective employees, we may in the future grant options to some or all of our key employees, directors and consultants to purchase shares of our common stock as non-cash incentives. Those options may be granted at exercise prices below those for the common stock prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of our other stockholders may be diluted.

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

United States investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

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

Trading of our stock may be restricted by the Securities and Exchange Commission's "Penny Stock" regulations which may limit a stockholder's ability to buy and sell our stock.

The United States Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

The National Association of Securities Dealers, or NASD, has adopted sales practice requirements which may also limit a shareholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for its shares.

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

United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2006 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, United States citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this annual report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

If we are or become a PFIC, many of the United States shareholders will be subject to the following adverse tax consequences:

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

Our corporate offices are located at Suite 605 - 475 Howe Street, Vancouver, British Columbia, Canada, V6C 2B3. Our telephone number is 604.684.4312 and our facsimile number is 604.608.3294.

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

On May 6, 2004, our issued and unissued shares of common stock was split on the basis of seven (7) common shares for each one (1) common share and our name was changed to Pan American Gold Corporation. The forward split and name change were effected with the OTC Bulletin Board on June 2, 2004 at which time our trading symbol was changed to "PNAMF".

On May 6, 2004, we entered into a share purchase agreement with Pan American Gold Corporation, a Nevada corporation, Graham Douglas and the shareholders of Pan American Nevada, whereby we acquired Pan American Nevada in consideration for the issuance of an aggregate of 3,370,000 shares of common stock of our company. The shares represented approximately 9.9% of our company's outstanding shares on closing of the transaction. As a condition to the closing under the share purchase agreement, our board of directors appointed Richard Bachman as a member of our board of directors, and Kevin Hanson and Alan Crawford resigned as directors and officers of our company. On May 7, 2004 Michael Sweatman was appointed as a director of our company. With the acquisition of the Nevada subsidiary, we acquired the following four properties: Kinsley and Pinnacle located in Nevada, United States; Cactus in California, United States; and Eskay Creek in British Columbia. During 2004, we conducted some exploratory drilling on the Cactus and Kinsley properties. The exploration results were disappointing and these properties were subsequently abandoned. The Pinnacle property was abandoned when difficulties obtaining necessary permitting did not allow for any on site evaluation prior to a significant property payment.

On May 28, 2004 we acquired an interest in Doon Investments, an Alberta limited partnership involved in the petroleum and natural gas industry. To acquire our limited partnership interest, we issued a promissory note in the principal amount of $2,926,910, bearing interest at 4.75% per annum to November 30, 2008 and 7% per annum thereafter, repayable on December 29, 2009 and secured entirely by a charge on our interest in the limited partnership. Interest is payable annually on June 30. Under the terms of the promissory note, our share of partnership cash distributions will be applied first to the payment of accrued interest and then to the payment of the principal amount of the promissory note. On June 9, 2006, we sold all of our interest in the partnership to a third party for the cash payment of $3,138,568, $3,128,568 of which was paid to another third party for the extinguishment of the promissory note and all security interests registered thereunder.

Subsequent to the year ended December 31, 2005, we completed a private placement of 1,000,000 units to one investor at a price of $0.50 per unit for gross proceeds of $500,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share for $0.80 until March 7, 2007.

Also subsequent to our year ended December 31, 2005, we entered into a Termination Agreement dated February 6, 2006 with Matthew J. Mason and Pan American Nevada, whereby Pan American Nevada transferred its undivided 75% interest in and to certain mining claims located in the Eskay Creek region, Skeena and Liard Mining Divisions, British Columbia. Pursuant to the agreement, Pan American Nevada assigned its interest in the Eskay Creek Property to Matthew Mason in consideration for the return to treasury of 800,000 common shares in the capital of our company. As of May 10, 2006, our company was in the process of returning the shares to treasury.

We entered into a letter of intent dated March 15, 2006 with Aztec Copper Inc. of Arizona to option Aztec Copper’s La Reforma property in southwest Chihuahua State, Mexico in consideration for the total payment of $1,400,000, the issuance of up to 2,500,000 common shares in the capital of our company and total exploration expenditures of $5,600,000 over a period of five years. After conducting due diligence on the La Reforma property, however, our company determined not to proceed with exercising the option to acquire the property and has abandoned all interest in the property as of May 18, 2006.

On May 10, 2006, our company entered into a letter agreement with Ramon Farias, a geologist who was later appointed a director of our company on May 31, 2006, whereby Mr. Farias agreed to provide our company with an option to earn an initial 100% interest in the Huicicila (Miravalles) Properties located in Nayarit State, Mexico. In consideration for the option, our company must complete due diligence on the property, make cash payments of US$1,100,000, and complete exploration expenditures of not less than US$600,000 over a period of three years. Our company has the option to pay up to 25% of the payments to Mr. Farias in common shares of our company at the rate of one share for each $0.60 of such payments.

B. Business Overview

We are in the business of acquiring, exploring and developing material resource properties. Following the abandonment of the Kinsley, Pinnacle, Cactus and Eskay Creek properties, our two remaining properties consist of the Lennie Property, a gold exploration project located in the Red Lake gold camp in the Province of Ontario, Canada and an option to earn a 100% interest in certain mineral properties at Huicicila (Miravalles) in Nayarit State, Mexico. For more information regarding our two properties, please refer to the section “Property, Plants and Equipment” on page 19 of this annual report.

We do not have defined mineral resources or reserves on either of our two exploration properties. Discovering new mineral deposits is dependent upon a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past year, improving the probability of success that a new discovery will be economic, as well as the improving access to capital to finance on-going activities.

In addition to the exploration and development of our existing two properties, we intend to acquire additional mineral interests in the future. Management believes that the future growth of our company will primarily occur through the acquisition of additional mineral properties following extensive due diligence by our company. However, we may elect to proceed through collaborative agreements and joint ventures in order to share expertise and reduce operating costs with other experts in the mining industry.

The analysis of new property interests will be undertaken by or under the supervision of our management and board of directors. Although the mining industry is currently very competitive, management believes that many undervalued prospective properties remain available for acquisition purposes.

Material Effects of Government Regulations

The current and anticipated future operations of our company, including further exploration activities require permits from various Canadian Federal and Provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on our company and cause increases in capital expenditures which could result in a cessation of operations by our company. We had no material costs related to compliance and/or permits in recent years, and we anticipate no material costs in the next year.

C.	Organizational Structure

As at the date of this annual report, we have two subsidiaries, Pan American Gold Corporation, a company incorporated pursuant to the laws of the State of Nevada and 680102 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia, which is currently inactive.

D.	Property, Plants and Equipment

Our office facilities at 605 - 475 Howe Street, Vancouver, British Columbia, Canada are being provided to us by one of our directors at no cost. The director is reimbursed for out-of-pocket costs associated with the maintenance and operation of our offices, such as long distance, courier, and other direct expenses incurred on our behalf. We anticipate that these premises will be sufficient for our business operations for the foreseeable future.

Our company currently has two property interests consisting of the Lennie Property, a gold exploration project located in the Red Lake gold camp in the Province of Ontario, Canada and an option to earn a 100% interest in certain mineral properties at Huicicila (Miravalles) in Nayarit State, Mexico.

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

Huicicila (Miravalles) Property

On May 10, 2006, our company entered into a letter agreement with Ramon Farias, a geologist who was later appointed a director of our company on May 31, 2006, whereby Mr. Farias agreed to provide our company with an option to earn an initial 100% interest in the Huicicila (Miravalles) Properties located in Nayarit State, Mexico. In consideration for the option, our company must complete due diligence on the property, make cash payments of US$1,100,000, and complete exploration expenditures of not less than US$600,000 over a period of three years. Our company has the option to pay up to 25% of the payments to Mr. Farias in common shares of our company at the rate of one share for each $0.60 of such payments.

The Huicicila (Miravalles) property is located 12 kilometers southeast of Tepic City and lies within the Compostela Mining District.

ITEM 5	Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles.

A.	Operating Results

Year ended December 31, 2005 Compared to Year ended December 31, 2004

Operations during the year ended December 31, 2005 were primarily related to the exploration of our properties.

Administrative expenses totalled $301,154 for the year ended December 31, 2005 compared to $521,421 for the year ended December 31, 2004 due to a decrease in consulting expenses (2005 - $210,504, 2004 - $359,258), a decrease in legal and accounting fees (2005 - $62,711, 2004 - $100,936), a decrease in rent, office and administration (2005 - $5,940, 2004 - $18,048) and a decrease in travel and promotion (2005 - $Nil, 2004 - $13,559).

We incurred a loss for the year ended December 31, 2005 of $428,078 or $0.01 per share compared to a loss of $982,572 or $0.03 per share for the year ended December 31, 2004.

Year ended December 31, 2004 Compared to Year ended December 31, 2003

Operations during the year ended December 31, 2004 were primarily related to the exploration of our properties.

A significant non-cash expense related to stock based compensation arose from the granting of options on May 7, 2004 as opposed to $Nil in the previous year.

Administrative expenses totalled $521,421 for the year ended December 31, 2004 compared to $102,211 for the year ended December 31, 2003 due to an increase in consulting expenses (2004 - $359,258, 2003 - $32,500) and an increase in legal and accounting fees (2004 - $100,936, 2003 - $26,737). The increase in legal and accounting fees is attributable to costs associated with the acquisition of Pan American Gold Corporation (Nevada) and the regulatory filing fees associated thereto. The acquisition of the limited partnership interests contributed $204,402 to operations, which interest was not owned in the prior year.

We incurred a loss for the year ended December 31, 2004 of $982,572 or $0.03 per share compared to a loss of $104,375 or $0.03 (0.00 post-split) per share for the year ended December 31, 2003.

B.	Liquidity and Capital Resources

As at December 31, 2005

During the year ended December 31, 2005, we used $94,699 on operating activities, used $16,157 in investing activities and received $29,990 in financial activities from an increase in share subscriptions received, thereby decreasing our cash position from $84,559 at December 31, 2004 to $3,693 at December 31, 2005.

We had a working capital deficit of $85,533 as at December 31, 2005 compared to working capital of $85,519 as at December 31, 2004.

Cash used in operations was $94,699 for the year ended December 31, 2005 compared to $321,802 in the prior year. This was attributable to a number of factors including a reduction of stock-based compensation expense and a decrease in the write-off of our resource properties during the year ended December 31, 2005. Also, legal fees decreased from $71,742 to $24,613.

Some seasonal variations in expenditures are expected as weather is a factor. The acquisition of the Chilean property may serve to eliminate some of the seasonality if the Company elects to exercise its option on this property.

We estimate that our general and administrative expenses will be approximately $120,000 for the period ending December 31, 2006. We had cash of $3,693 and current assets f $5,393 as at December 31, 2005. Subsequent to our year ended December 31, 2005, we entered into a private placement with one investor for total proceeds of US$500,000. As our cash and current liabilities are less than our estimated operating expenses, we anticipate that such funds will not be sufficient to pay our estimated expenses for the period ending December 31, 2006. We intend to fulfill any additional cash requirement through the sale of our equity securities.

There are no assurances that we will be able to obtain funds required for our continued operation. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain additional financing on a timely basis, we will not be able to meet our other obligations as they become due and we will be forced to scale down or perhaps even cease the operation of our business.

Given that we are a development stage company and have not generated revenues to date, our cash flow projections are subject to numerous contingencies and risk factors beyond our control. We can offer no assurance that our company will generate cash flow sufficient to meet our cash flow projections or that our expenses will not exceed our projections. If our expenses exceed estimates, we will require additional monies during the next twelve months to execute our business plan.

We expect to spend minimal amounts on exploration for the period ended December 31, 2006 unless significant amounts of capital are raised; beyond that time, our budget will be determined based on a number of factors including the availability of funds and the success of exploration conducted to that date. We expect that we will need to raise additional funding through private placements of our equity securities and/or debt financing to carry out additional exploration activities on our properties.

Exploration Program

We anticipate that we will expend minimal amounts on exploration over the twelve month period ending December 31, 2006.

Purchase of Significant Equipment

We do not intend to purchase any significant equipment over the twelve month period ending December 31, 2006.

Employees

We currently have no employees other than our current officers and we do not anticipate hiring any employees over the twelve month period ending December 31, 2006.

US GAAP

The results of operations discussed above are based on our audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 14 to the audited financial statements included elsewhere in this annual report. Significant differences between Canadian GAAP and US GAAP include:

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

- the United States Financial Accounting Standards Board (“FASB”) has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB25”). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quote market price over the exercise price, at the date the stock options are granted. As of December 31, 2005, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows our company to continue to measure the compensation cost of employees and directors in accordance with APB25.

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

SFAS No. 130, “Reporting Comprehensive Income”, addresses standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States GAAP. For the year ended December 31, 2005, other comprehensive income includes foreign currency translation gains of $3,862 (2004: $56,504; 2003: $Nil).

In March 2006, United States Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 156 (SFAS No. 156”). This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. Management believes the adoption of this statement will have no impact on the financial statements of our company.

In May 2005, United States Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 154 (SFAS No. 154”). This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effect or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on our company’s results of operations or financial position.

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

Critical Accounting Policies-Resource Properties

Our company accounts for resource properties in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC 126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC 126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of the property, plant and equipment when it has not established mineral reserves objectively and, therefore, does not have a basis for preparing a projection of the estimated future net cash flow from the property.

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

However EIC 126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Critical Accounting Policies-Foreign currency translation

The accounts of our company’s non-Canadian subsidiary, which is considered to be dependent on our company, and transactions of Canadian operations denominated in foreign currencies are translated to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at current rates of exchange and other assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at average rates of exchange for the year. All exchange gains and losses are recognized currently in earnings.

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

The following table sets forth the names, business experience and function/area of expertise of each of our directors and officers, as at May 31, 2006:

Name / Office Held / Age	Area of Expertise/Function
Steve Bajic President, Chief Executive Officer and Director Age 36	As the President, Chief Executive Officer and director, Mr. Bajic is responsible for the overall management of the affairs and business of Pan American
Michael Sweatman Chief Financial Officer and Director Age: 53	As a Chief Financial Officer and director, Mr. Sweatman is responsible for the management and supervision of the affairs and business of Pan American
Wiktor Musial Director Age: 52	As a director, Mr. Musial is responsible for the management and supervision of the affairs and business of Pan American
Ramón Farias Director Age: 65	As a director, Mr. Farias is responsible for the management and supervision of the affairs and business of Pan American
Alan Hitchborn Director Age: 52	As a director, Mr. Hitchborn is responsible for the management and supervision of the affairs and business of Pan American

Steve Bajic - President, Chief Executive Officer and Director

Mr. Bajic has been our President, Chief Executive Officer and a director of our company since March 16, 2006. Mr. Bajic obtained a financial management diploma majoring in finance from the British Columbia Institute of Technology in 1994. Mr. Bajic is currently a director and officer of Upstream Biosciences Inc., a company listed on the OTC BB, Cassidy Gold Corp, a company listed on the TSX Venture Exchange and Goldrange Resources, Inc., a Nevada company, which is in the process of listing on the OTC BB.

From 1993 to 1994 Mr. Bajic worked as an investment broker with Georgia Pacific Securities Corp. Then, from 1994 to 1997, he was the vice-president of Corporation X Inc., a marketing and investor relations firm where he worked with numerous public and private companies in the areas of corporate finance, strategic planning and investor relations. From 1996 to 1998, he was vice-president of corporate communications of Getchell Resources Inc., a public resource exploration company based in Kamloops, British Columbia. Getchell is listed on the TSX – Venture Exchange.

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

Mr. Sweatman currently acts as Chief Financial Officer for Run of River Power Inc., a company which is a developer of small hydro electric projects. He serves as a director of Brownstone Resources Inc., a publicly traded company which invests primarily in mining projects, Treat Systems Inc., an inactive public company, and Maple Minerals Corp., a mining exploration company with properties in Canada, Australia, Guinea, west Africa and the Dominican Republic.

Wiktor Musial – Director

Mr. Musial was appointed to our board of directors on January 24, 2006. Mr. Musial is also the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a director of Paradigm Oil & Gas, Inc., a company quoted on the OTC Bulletin Board. Mr. Musial brings 26 years of experience and contacts in the oil and gas industry to our company. Mr. Musial is also Senior Technician of Hydrocarbon and Energy with Emerson Process Management of Calgary, Alberta.

Ramón Farias – Director

Mr. Farias has a geological engineering degree from the Universidad Nacional Autonoma de Mexico and a Masters of Sciences from the University of Arizona. He has over forty years of experience in resource exploration and development with a concentration in Mexico. Throughout those years, Mr. Farias has held various consultant, director, director general, and officer positions with exploration companies. His resume includes work on numerous ore deposits such as Las Truchas, La Caridad, El Arco, Metates, Porvenir-Oro, San Martin, Promontorio, Sonoro, and Tamara-San Nicolas-El Salvador. He is a member of the Society of Mining Engineers and has held notable positions in the Mexican mining community including National President of the Mexican Mining Engineers and Geologists from 1986-1988 and Vice President of the College of Mexican Mining Engineers and Geologists from 1995-1997.

Alan Hitchborn – Director

Mr. Hitchborn is a graduate of the Mackay School of Mines at the University of Nevada-Reno. Mr. Hitchborn began his career with Amselco Exploration, Western USA, where he spent seven years in various capacities. Next he moved to Placer Dome-USA where he was Chief Geologist for eight years at the Bald Mountain Mine in Elko, Nevada. He then moved to Vancouver, B.C. and worked three years with Placer Dome Inc. as a Geostatistician and in-house expert consultant. For the previous nine years, Mr. Hitchborn has been active in the junior exploration level including the last seven years as Vice-President, Development for Kimber Resources Ltd. where he has been responsible for the discovery and development of the Monterde gold-silver deposit in Chihuahua, Mexico.

Family Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.	Compensation

Other than as set forth in the table below, none of our executive officers was paid or earned compensation for performing his duties during the fiscal year ended December 31, 2005:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation(2)	Awards(1)		Payouts

					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Richard Bachman Former President, Chief Executive Officer and Director(3)	2005	Nil	Nil	$95,346(4)	Nil	Nil	Nil	Nil
Gregory Burnett Former Vice President, Corporate Affairs, Secretary and Director(5)	2005	Nil	Nil	$29,074(6)	Nil	Nil	Nil	Nil
Michael Sweatman Chief Financial Officer and Director(7)	2005	Nil	Nil	$21,725(8)	Nil	Nil	Nil	Nil

(1)

Other than indicated below, we have not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the executive officers during the fiscal year ended December 31, 2005.

(2)

The value of perquisites and other personal benefits, securities and property for the executive officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3)	Mr. Bachman was our President and Chief Executive Officer and a director from May 7, 2004 to January 24, 2006.
(4)	Minera Teles Pires Inc., a company controlled by Mr. Bachman, received $95,346 from our company during the fiscal year ended December 31, 2005.
(5)	Mr. Burnett was our President and Chief Executive Officer from June 2000 to May 7, 2004. He was our Vice President, Corporate Affairs and Secretary from May 7, 2004 to March 16, 2006.
(6)	Carob Management Ltd., a company controlled by Mr. Burnett, received $29,074 from our company during the fiscal year ended December 31, 2005.
(7)	Mr. Sweatman became our Chief Financial Officer on May 7, 2004.
(8)	MDS Management Ltd., a company controlled by Mr. Sweatman, received $21,725 from our company during the fiscal year ended December 31, 2005.

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

Compensation of Directors

No cash compensation was paid to any of our directors for director's services as a director during the fiscal year ended December 31, 2005. We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

C.	Board Practices

The directors are re-elected at the annual general meeting of our shareholders and our officers are re-elected at a directors' meeting following the annual general meeting. The last annual general meeting was held on August 2, 2005, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Ontario Business Corporations Act.

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

During the fiscal years ended December 31, 2005, 2004 and 2003, we did not have any employees other than our officers.

We do not currently have any paid employees and have not experienced a significant change in the number of people we employ.

E.	Share Ownership

There were 35,927,116 common shares, 100,000 stock options and 1,000,000 share purchase warrants issued and outstanding as of May 10, 2006. Subsequent to our year ended December 31, 2005, we entered into a Termination Agreement dated February 6, 2006 with Matthew J. Mason and Pan American Nevada, whereby Pan American Nevada transferred its undivided 75% interest in and to certain mining claims located in the Eskay Creek region, Skeena and Liard Mining Divisions, British Columbia. Pursuant to the agreement, Pan American Nevada assigned its interest in the Eskay Creek Property to Matthew Mason in consideration for the return to treasury of 800,000 common shares in the capital of our company. As of May 10, 2006, our company was in the process of returning the shares to treasury. Of the 35,927,116 common shares issued and outstanding as of May 10, 2006, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned as of May 11, 2006	Percentage(1)
Steve Bajic President, Chief Executive Officer and Director	Nil	N/A
Michael Sweatman Chief Financial Officer and Director	100,000(2)	*%
Wiktor Musial Director	Nil	N/A
Ramón Farias Director	Nil	N/A
Alan Hitchborn Director	Nil	N/A
* Less than 1%.

(1)	Based on 35,927,116 common shares issued and outstanding as at May 11, 2006, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.
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

There were no long-term incentive awards made to our executive officers during the fiscal year ended December 31, 2005 nor are there pension plan benefits in place for our executive officers.

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

During the year ended December 31, 2005, we did not grant any stock options.
ITEM 7	Major Shareholders and Related Party Transactions
A.	Major Shareholders

There were 35,927,116 shares of our common stock issued and outstanding as of May 10, 2006. Subsequent to our year ended December 31, 2005, we entered into a Termination Agreement dated February 6, 2006 with Matthew J. Mason and Pan American Nevada, whereby Pan American Nevada transferred its undivided 75% interest in and to certain mining claims located in the Eskay Creek region, Skeena and Liard Mining Divisions, British Columbia. Pursuant to the agreement, Pan American Nevada assigned its interest in the Eskay Creek Property to Matthew Mason in consideration for the return to treasury of 800,000 common shares in the capital of our company. As of May 10, 2006, our company was in the process of returning the shares to treasury. The following table sets forth, as of May 10, 2006, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name	Amount Owned(1)	Percent of Class(2)
Prism Holdings Inc.	1,890,000	5.26%
(1)	We believe that all persons hold legal title and have no knowledge of actual ownership.
(2)

The percentages are based upon 35,927,116 shares of our common stock issued and outstanding as at May 10, 2006, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

There has been no significant change in the percentage ownership of any of our major shareholders during the years ended December 31, 2005, 2004 or 2003.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of May 10, 2006, the registrar and transfer agent for our company reported that there were 35,927,116 shares of our common stock issued and outstanding. Of those common shares issued and outstanding, 27,157,035 common shares were registered to Canadian residents (2,549 shareholders), 362,076 common shares were registered to residents of the United States (79 shareholders) and 8,408,050 common shares were registered to residents of other foreign countries (24 shareholders). The difference of 45 common shares between the number of issued and outstanding and the total shares from all jurisdictions is due to fractional rounding.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

During the year ended December 31, 2005, we paid Amisano Hanson fees for accounting services totalling $Nil (2004: $Nil; 2003: $10,375) and rent of $Nil (2004: $1,500; 2003: $6,000). Kevin Hanson, a former director of our company, is a partner of Amisano Hanson. Loans payable includes $Nil (2004: $43,500) owing to a shareholder of our company. We paid interest of $Nil (2004: $Nil; 2003: $4,166) on a loan in the amount of $314,583 from Greg Burnett, which was settled by the issuance of 314,583 shares during the year ended December 31, 2003. We paid consulting fees of $210,504 (2004: $322,305; 2003: $30,000) to Greg Burnett, Richard Bachman and Michael Sweatman, the directors and officers of our company.

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

Financial Statements Filed as Part of the annual report:

Financial Statements for the Years Ended December 31, 2005 and 2004 (audited):

Auditors' Report dated April 28, 2006, together with Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict.

Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003.

Consolidated Balance Sheets for the years ended December 31, 2005 and 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.

Consolidated Statements of Shareholder’s Equity for the years ended December 31, 2005, 2004 and 2003.

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

Price History

Our shares began trading on the OTC Bulletin Board on April 16, 2004 under the symbol TRIVF. On June 2, 2004 our symbol changed from "TRIVF" to "PNAMF" and our CUSIP number changed to 697840 10 6. The following table sets forth the high and low sales of prices of our common shares on the OTC Bulletin Board for the periods indicated.

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)
Annual Highs and Lows
2004	1.13	0.36
2005	0.62	0.10
Quarterly Highs and Lows
2004
First Quarter	No trades
Second Quarter(1)	0.96	0.88
Third Quarter	1.13	0.45
Fourth Quarter	0.73	0.36
2005
First Quarter	0.62	0.23
Second Quarter	0.26	0.16
Third Quarter	0.22	0.14
Fourth Quarter	0.26	0.10
Monthly Highs and Lows
2005
December	0.51	0.11
2006
January	0.65	0.26
February	0.61	0.51
March	0.99	0.52
April	0.99	0.62
May	0.88	0.52

(1)	We effected a reverse split on the basis of 7 to 1 on June 2, 2004.

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

We entered into the following material contracts during the two years immediately preceding the date of this annual report:

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

7.	Settlement Agreement dated January 20, 2006 with Richard Bachman.
8.	Termination Agreement dated February 6, 2006 with Matthew Mason and Pan American Nevada.
9.	Letter Agreement dated March 15, 2006 with Aztec Copper Inc.
10.	Subscription Agreement dated March 22, 2006 with Epsom Investment Services N.V.

11.          Letter Agreement dated May 10, 2006 between Pan American Gold Corporation and Ramon Farias.

D.	Exchange Controls

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

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2005. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's President and Chief Executive Officer. Based upon that evaluation, our company's President and Chief Executive Officer concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

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

Audit Fees

Our board of directors appointed Manning Elliott LLP, formerly Bedford Curry & Co., as independent auditors to audit our financial statements for the fiscal year ended December 31, 2005. The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal year ended December 31, 2005 were $15,500 and for the fiscal year ended December 31, 2004 were $16,000.

Audit Related Fees

For the fiscal year ended December 31, 2005 and 2004, the aggregate fees billed for assurance and related services by Manning Elliot LLP relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $10,000 and $7,000, respectively.

Tax Fees

For the fiscal year ended December 31, 2005 and 2004, the aggregate fees billed for tax compliance, tax advice and tax planning by Manning Elliott LLP were $Nil and $Nil, respectively.

All Other Fees

For the fiscal year ended December 31, 2005 and 2004, the aggregate fees billed by Manning Elliott LLP for other non-audit professional services, other than those services listed above, totalled $Nil and $5,000, respectively.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Manning Elliott LLP is engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

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

The audit committee has considered the nature and amount of the fees billed by Manning Elliott LLP, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Manning Elliott LLP independence.

ITEM 16D.	Exemption from the Listing Standards for Audit Committees
Not Applicable.
ITEM 16E	Purchases of Equity Securities the Company and Affiliated Purchasers
Not Applicable.

PART III

ITEM 17	Financial Statements
Refer to Item 18 - Financial Statements.
ITEM 18	Financial Statements

Financial Statements Filed as Part of the annual report:

Audited Financial Statements for the years ended December 31, 2005 and 2004:

Auditors' Report dated April 28, 2006, together with Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict.

Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003.

Consolidated Balance Sheets for the years ended December 31, 2005 and 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.

Consolidated Statements of Shareholder’s Equity for the years ended December 31, 2005, 2004 and 2003.

Notes to Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

PAN AMERICAN GOLD CORPORATION
(An Exploration Stage Company)

VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2005, 2004 AND 2003

1. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

2. CONSOLIDATED STATEMENTS OF OPERATIONS

3. CONSOLIDATED BALANCE SHEETS

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

5. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

6. NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Pan American Gold Corporation

We have audited the accompanying consolidated balance sheets of Pan American Gold Corporation as at December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pan American Gold Corporation as at December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 28, 2006

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

Our report to the shareholders dated April 28, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 28, 2006

Pan American Gold Corporation

(an Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

	2005	2004	2003

EXPENSES

Consulting	$210,504	$359,258	$32,500
Legal	24,613	71,742	13,862
Accounting	38,098	29,194	12,875
Filing fees	21,163	20,411	17,154
Rent, office and administration	5,940	18,048	10,131
Travel and promotion	-	13,559	-
Transfer agent	-	5,807	6,814
Interest and bank charges	836	3,402	8,875

	(301,154)	(521,421)	(102,211)
OTHER INCOME (EXPENSES)

Partnership income	-	204,402	-
Foreign exchange gain	3,862	56,504	-
Interest earned	93	151	26
Write-off of advances	-	(18,054)	-
Interest on promissory note	(137,057)	(149,893)	-
Resource properties written-off	(62,081)	(554,261)	(7,500)
Gain on forgiveness of debt	-	-	5,310
Refund of previously written off bond	4,455	-	-

	(190,728)	(461,151)	(2,164)

LOSS BEFORE INCOME TAXES	(491,882)	(982,572)	(104,375)

FUTURE INCOME TAX RECOVERY	63,804	-	-

NET LOSS	$(428,078)	(982,572)	(104,375)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.01)	(0.03)	(0.00)

WEIGHTED AVERAGE NUMBER OF ISSUED SHARES
USED TO COMPUTE NET LOSS PER SHARE	34,706,618	32,775,811	28,358,659

Pan American Gold Corporation

(an Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004	Expressed in Canadian dollars

	2005	2004

ASSETS

Current
Cash	$3,693	84,559
Other receivables	1,700	33,830
Deposits	-	18,951

Total current assets	5,393	137,340

Reclamation bond	-	36,114
Investment in limited partnership [Note 4]	2,926,910	2,926,910
Resource properties [Note 5]	318,399	328,209

Total assets	$3,250,702	3,428,573

LIABILITIES

Current
Accounts payable and accrued expenses	$90,926	8,321
Loans payable [Note 6]	-	43,500

Total current liabilities	90,926	51,821

Promissory note [Note 4]	3,134,515	2,923,968

Total liabilities	3,225,441	2,975,789

SHAREHOLDERS' EQUITY

Share capital [Note 7]	8,075,829	7,446,962
Contributed surplus	220,820	156,461
Share subscriptions [Note 7]	-	692,671
Deficit	(8,271,388)	(7,843,310)

Total shareholders' equity	25,261	452,784

Total liabilities and shareholders' equity	$3,250,702	3,428,573

APPROVED ON BEHALF OF THE BOARD:

"Steve Bajic"                                                                                                                               "Michael Sweatman"

Director	Director

Pan American Gold Corporation

(an Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

	2005	2004	2003

OPERATIONS

Net loss	$(428,078)	(982,572)	(104,375)
Items not involving cash:
Resource properties written-off	62,081	554,261	7,500
Stock-based compensation	64,359	186,641	-
Interest on promissory note	137,057	149,893	-
Write-off of advances	-	18,054	-
Write-off of other asset	-	10,574	-
Partnership income	-	(152,835)	-
Gain on forgiveness of debt	-	-	(5,310)
Recovery of income tax	(63,804)	-	-

	(228,385)	(215,984)	(102,185)
Changes in non-cash working capital balances:
Decrease (increase) in other receivables	32,130	(16,779)	(1,063)
Decrease (increase) in deposits	18,951	(18,951)	-
Increase (decrease) in accounts payable and accrued expenses	82,605	(70,088)	49,804

Cash used in operating activities	(94,699)	(321,802)	(53,444)

INVESTING

Cash acquired from business combination	-	322,191	-
Increase in advances	-	(18,054)	-
Decrease (increase) in reclamation bonds	36,114	(36,114)	-
Increase in resource properties	(52,271)	(553,487)	(7,619)

Cash used in investing activities	(16,157)	(285,464)	(7,619)

FINANCING
Increase in share subscriptions	-	692,671	-
Increase in shares issued	-	3,333	-
Increase in promissory notes	73,490	-	-
Increase (decrease) in loans payable	(43,500)	(6,908)	50,408

Cash provided by financing activities	29,990	689,096	50,408

Increase (decrease) in cash	(80,866)	81,830	(10,655)

Cash, beginning of year	84,559	2,729	13,384

CASH, end of year	$3,693	84,559	2,729

Pan American Gold Corporation

(an Exploration Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

	Common		Contributed	Share	Deficit Accumulated During the Exploration
	Shares	Amount	Surplus	Subscriptions	Stage	Total

Balance, December 31, 2002	3,372,872	$5,783,259	$2,000	$-	$(6,756,363)	$(971,104)

2003
Common shares issued for debt settlement	986,467	986,467	-	-	-	986,467
Net loss	-	-	-	-	(104,375)	(104,375)

Balance, December 31, 2003	4,359,339	6,769,726	2,000	-	(6,860,738)	(89,012)

2004
7:1 share split	26,156,034	-	-	-	-	-
Common shares issued for business acquisition	3,370,000	641,723	-	-	-	641,723
Common shares issued for cash- stock options exercised	166,666	3,333	-	-	-	3,333
Share subscriptions received	-	-	-	692,671	-	692,671
Stock-based compensation	-	-	186,641	-	-	186,641
Stock options exercised	-	32,180	(32,180)	-	-	-
Net loss	-	-	-	-	(982,572)	(982,572)

Balance, December 31, 2004	34,052,039	7,446,962	156,461	692,671	(7,843,310)	$452,784

2005
Common shares issued for share subscriptions received	875,077	692,671	-	(692,671)	-	-
Stock-based compensation	-	-	64,359	-	-	64,359
Future income tax recovery	-	(63,804)	-	-	-	(63,804)
Net loss	-	-	-	-	(428,078)	(428,078)

Balance, December 31, 2005	34,927,116	$8,075,829	$220,820	$-	$(8,271,388)	$25,261

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

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

At December 31, 2005, the Company was in the process of exploring its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a loss of $428,078 for the year ended December 31, 2005 (2004: $982,572; 2003: $104,375), and had a deficit of $8,271,388 at December 31, 2005 (2004: $7,843,310) which has been funded primarily by the issuance of equity. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing, and generating revenues sufficient to cover its operating costs.

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

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

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

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share - Basic loss per share is calculated using the weighted average number of common shares outstanding and the treasury stock method is used to calculate diluted earnings per share. For the years presented, this calculation proved to be anti-dilutive.

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

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

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
$641,723

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

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

Total interest incurred on the promissory note for the year was $137,057 (2004: $149,893).

5. RESOURCE PROPERTIES

	Lennie	Dorado and Nevada	Eskay Creek	Kinsley and Pinnacle	Total

Interest in claims:
Balance, beginning of year	$-	11,806	69,274	-	81,080
Additions	-	36,759	-	-	36,759
Written-off	-	(48,565)	-	-	(48,565)
Balance, end of year	-	-	69,274	-	69,274

Exploration expenditures:
Balance, beginning of year	12,775	1,313	233,041	-	247,129
Current expenditures:
Geophysics	-	-	3,309	12,203	15,512
Total current expenditures	-	-	3,309	12,203	15,512
Less: written-off	-	(1,313)	-	(12,203)	(13,516)
Balance, end of year	12,775	-	236,350	-	249,125
Balance, end of year	$12,775	-	305,624	-	318,399

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

5. RESOURCE PROPERTIES (continued)

Lennie Property, Ontario, Canada - Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario, subject to a 2% net smelter return royalty upon the commencement of production.

Dorado and Nevada Properties, Copiapo, Chile - Pursuant to a letter of intent dated July 22, 2004, the Company has the option to earn up to a 100% interest in 15 exploration and exploitation claims in Copiapo, Chile. In order to earn the interest, the Company was required to pay the optionor U.S.$125,000 by December 4, 2004, of which U.S.$9,000 had been paid by December 31, 2004. The claims are subject to a 2% net smelter return royalty, payable to the optionor, on all mineral production. These options were terminated during 2005.

Eskay Creek Property, British Columbia, Canada - Pursuant to an agreement dated January 16, 2004, the Company acquired a 75% interest in the Eskay Creek property, consisting of 75 mineral claims located in the Skeena and Laird mining divisions in British Columbia. Under the terms of the agreement, the Company is required to pay all costs incurred in exploring and developing the property until such time as a positive feasibility study has been received, after which the property will be developed with the vendor under a joint venture agreement. The claims are subject to a 2% net smelter return royalty, payable to the vendor, upon the commencement of production. This property was returned to the vendor in exchange for 800,000 shares being returned to treasury in the first quarter of 2006.

Kinsley and Pinnacle Properties, Nevada, U.S.A. - Pursuant to letter agreements dated December 8, 2003, the Company acquired a 60% interest in the Kinsley and Pinnacle properties, consisting of 205 claims in the Elko and Nye counties in Nevada. Under the terms of the agreements, the Company was required to make option payments of U.S.$1,050,000 through December 8, 2006 and pay all fees necessary to maintain the claims. The Company would have earned its interest after it had advanced the properties through bankable feasibility. Management has reviewed the results of the work done on the properties and has determined not to continue further exploration. Accordingly, the Company terminated the letter agreements and wrote off its Kinsley and Pinnacle in 2004.

6. LOANS PAYABLE

Loans payable are unsecured, non interest-bearing, and have no fixed terms of repayment.

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

7. SHARE CAPITAL

Preference shares - The Company has unlimited non-voting convertible redeemable non-cumulative 6% authorized preference shares without par value. As of December 31, 2005, there were no preference shares issued or outstanding.

Common shares - The Company has an unlimited number of authorized common shares without par value.

The issued common shares are as follows:

	2005		2004
	Number	Amount	Number	Amount

Balance, beginning of year	34,052,039	$7,446,962	4,359,339	$6,769,726
7-for-1 share split	-	-	26,156,034	-
Shares issued for:
Business combination (Note 3)	-	-	3,370,000	641,723
Exercise of options	-	-	166,666	35,513
Private placements	875,077	692,671	-	-
Future income tax recovery	-	(63,804)	-	-
Balance, end of year	34,927,116	$8,075,829	34,052,039	$7,446,962

Private placements – On April 26, 2005, the Company issued 225,302 flow-though units for proceeds of $187,000 and 229,242 units for proceeds of $190,271. Each flow-through unit consisted of one flow-through common share and one warrant entitling the holder to purchase one common share for $0.83 until October 5, 2005. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for $0.83 until October 5, 2005.

On March 7, 2005, the Company issued 420,533 units for proceeds of $315,400. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for $0.83 until March 7, 2006.

Share subscriptions - As of December 31, 2004, the Company had received subscriptions of $692,671 in respect of common share private placements.

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

7. SHARE CAPITAL (continued)

Warrants – The Company has share purchase warrants outstanding as follows:

Exercise Price	Balance at December 31, 2004	Issued	(Exercised)	(Expired)	Balance at December 31, 2005	Expiry Date
$0.83	-	454,544	-	(454,544)	-	October 5, 2005
$0.83	-	420,533	-	-	420,533	March 7, 2006
	-	875,077	-	(454,544)	420,533

8. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

Stock option plan - On October 29, 2004, the Company adopted a stock option plan applicable to key employees and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. As of December 31, 2005, 2,300,000 shares had been reserved for issuance. The exercise price for each option is determined by the Board of Directors and must be equal to or greater than the market value of the Company's common shares on the date of grant. The term of an option may not exceed ten years from the grant date. All options vest annually over four years.

Under the Company's previous stock option plan, 1,300,000 options were granted on May 7, 2004, vesting at various dates through April 6, 2005 and expiring May 7, 2009.

Changes in the Company's stock options for the years ended December 31, 2005 and 2004 are summarized below:

	2005		2004
	Options	Weighted Average Exercise Price	Options	Weighed Average Exercise Price

Outstanding, beginning of year	1,133,334	$0.02	-	$-
Granted	-	-	1,300,000	0.02
Exercised	-	-	(166,666)	(0.02)
Outstanding, end of year	1,133,334	$0.02	1,133,334	$0.02

Subsequent to the year end, two Directors resigned and their options have been cancelled.

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

8. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION
(continued)

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

The grant-date fair value of options granted during the year ended December 31, 2005 was $0.21.

Total stock-based compensation for the year ended December 31, 2005 was $64,359 (2004: $186,641), recorded as consulting fees in the statement of operations.

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

a)

During the year the Company incurred accounting fees of $Nil (2004: $Nil; 2003: $10,375), consulting fees of $210,504 (2004: $322,305; 2003: $30,000), interest expense of $Nil (2004: $Nil; 2003: $4,166) and rent of $Nil (2004: $1,500; 2003: $6,000) with directors and former directors.

b)	Accounts payable and accrued expenses includes $85,008 (2004: $ 993) owing to directors and former directors.

c)	Other receivables includes a retainer of $Nil (2004: $7,568) paid to a director for consulting fees.

d)	Loans payable includes $Nil (2004: $43,500) owing to a shareholder as described in Note 6.

e)	The corporate optionor of the Dorado and Nevada resource properties is controlled by a director.

f)

During the year ended December 31, 2003, the Company settled accounts payable to directors of $131,877 and promissory notes payable to a director of $314,583 by issuing 446,460 common shares for $446,460.

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

11. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2005	2004	2003

Canadian statutory income tax rate	35.62%	35.62%	37.62%

	2005	2004	2003

Income tax recovery at statutory rate	$175,208	349,992	39,266
Effect on income taxes of:
Non-deductible stock compensation expense	(23,031)	(66,482)	-
Valuation allowance	(88,373)	(283,510)	(39,266)

Income tax recovery	$63,804	-	-

The Company has a capital loss of $500,000 which can be carried forward indefinitely to reduce future capital gains.

The Company also has Canadian Exploration Expenses of $779,575, Canadian Development Expenses of $33,385, and Foreign Exploration and Development Expenses of $13,118 available to offset future taxable income. These expenses carry-forward indefinitely and are deductible at various declining-balance rates.

The Company does not have any other future income tax assets or liabilities. The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carry-forward periods to utilize all future tax assets.

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

12. SEGMENTED INFORMATION

The Company's operations fall into one industry segment, the exploration of resource properties. Geographic information is as follows:

		2005	2004	2003

Net loss	Canada	$(288,569)	(338,170)	(104,375)
	United States of America	(139,509)	(644,402)	-

		$(428,078)	(982,572)	(104,375)

			2005	2004

Total assets	Canada		$3,250,702	3,415,454
	United States of America	-		-
	Chile		-	13,119

			$3,250,702	3,428,573

			2005	2004

Resource properties	Canada		$318,399	315,090
	Chile		-	13,119

			$318,399	328,209

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

13. SUBSEQUENT EVENTS

Disposition of Eskay Creek Property - On March 9, 2006, the Company signed a termination agreement and transferred its undivided 75% interest in and to certain mining claims situated in the Eskay Creek region, Skeena and Liard Mining Divisions, British Columbia (the 'Property") to Matthew J. Mason (“Mason”). Pursuant to the Agreement, the Company assigned its interest in the Property to Mason in consideration for the return to treasury of 800,000 common shares in the capital of the Company.

Option of Mexican Silver Property – On March 15, 2006, the Company signed a Letter Agreement with Aztec Copper Inc. (“Aztec”). The Letter Agreement (the “Agreement”) confirms that Aztec has agreed to provide the Company with the option to earn an initial 70% interest (the “Initial Option”) in the La Reforma Property located in the Chihuahua State, Mexico. This Agreement also confirms that upon the Company having exercised the Initial Option, it shall have a further option to earn a 100% interest (the “Second Option”) in the Property on the terms and conditions referred to in the Agreement.

During the term of the Initial Option, the Company shall, in order to keep the Initial Option in good standing, make cash payments US$1,400,000, issue 2,500,000 common shares and complete Exploration Expenditures of not less than US $5,600,000 over the Initial Option period, according to the following table:

	Amount	Shares	Exploration
			Commitment
	(USD)		(USD)

45 days from signing	$250,000	150,000	$-
1st Anniversary	250,000	350,000	250,000
2nd Anniversary	300,000	500,000	750,000
3rd Anniversary	300,000	750,000	1,000,000
4th Anniversary	300,000	750,000	1,500,000
5th Anniversary	-	-	2,100,000

	$1,400,000	2,500,000	$5,600,000

Private placements - Common shares issued subsequent to year end under private placement agreements were as follows:

i)

On April 13, 2006, the Company completed a private placement of 1,000,000 units at US$0.50 per unit for proceeds of US$500,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for US$0.80 until March 7, 2007.

ii)

On March 22, 2006, the Company announced a private placement of up to 2,500,000 units at US$0.60 per unit for proceeds of US$1,500,000. Each unit will consist of one common share and one warrant entitling the holder to purchase one common share for US$0.90 until April 26, 2008.

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

The Company's accounting principles generally accepted in Canada ("Canadian GAAP") differ from accounting principles generally accepted in the United States ("U.S. GAAP") as follows:

a)            Resource properties - Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, exploration costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, mining properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

b)            Stock-based compensation - The United States Financial Accounting Standards Board ("FASB") has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As of December 31, 2005 no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

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

Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States GAAP. For the year ended December 31, 2005 other comprehensive income includes foreign currency translation gains of $3,862 (2004: $56,504; 2003: $Nil).

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

d)            Recent pronouncements - In March 2006, United States Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 156 (SFAS No. 156”). This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In May 2005, United States Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 154 (SFAS No. 154”). This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effect or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 153 ("SFAS No. 153"). This statement addresses the measurement of exchanges of non-monetary assets. The guidance in Accounting Principles Board Opinion No. 29, "Accounting for Non-monetary Transactions" ("Opinion 29") is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

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

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

e)            Reconciliation of Canadian and U.S. GAAP - The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations and comprehensive loss, the balance sheets and the statements of cash flows are as follows:

Statements of Operations and Comprehensive Loss:

	Note	2005	2004	2003

Net loss as reported in accordance
with Canadian GAAP		$(428,078)	(982,572)	(104,375)
Adjustments:
Resource properties written-off	(a)	62,081	554,261	7,500
Stock-based compensation - net adjustment	(b)	1,026	2,974	-
Foreign exchange gain	(c)	(3,862)	(56,504)	-
Resource properties expensed	(a)	(52,271)	(869,696)	(7,619)

Net loss under U.S. GAAP		(421,104)	(1,351,537)	(104,494)

Comprehensive income:
Foreign currency translation	(c)	3,862	56,504	-

Total comprehensive loss under U.S. GAAP		$(417,242)	(1,295,033)	(104,494)

Net loss per share under U.S. GAAP		$(0.01)	(0.04)	(0.00)

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance Sheets:

	Note	2005	2004

Total assets under Canadian GAAP		$3,250,702	3,428,573
Adjustments to U.S. GAAP:
Resource properties expensed	(a)	(318,399)	(328,209)

Total assets under U.S. GAAP		$2,932,303	3,100,364

Total liabilities under Canadian GAAP		$3,225,441	2,975,789
Adjustment - to U.S. GAAP		-	-

Total liabilities under U.S. GAAP		3,225,441	2,975,789

Total shareholders' equity (deficiency) under Canadian GAAP		25,261	452,784
Adjustments to U.S. GAAP:
Resource properties expensed	(a)	(318,399)	(328,209)

Total shareholders' equity (deficiency) under U.S. GAAP		(293,138)	124,575

Total liabilities and shareholders' equity under U.S. GAAP		$2,932,303	3,100,364

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Cash Flows:

	Note		2005	2004	2003

Cash used in operating activities as reported in
accordance with Canadian GAAP			$(94,699)	(321,802)	(53,444)
Adjustments to U.S. GAAP:
Resource properties written-off	(a)		62,081	554,261	7,500
Resource properties expensed	(a)		(52,271)	(869,696)	(7,619)

Cash used in operating activities under U.S. GAAP			(84,889)	(637,237)	(53,563)

Cash used in investing activities as reported in
accordance with Canadian GAAP			(16,157)	(285,464)	(7,619)
Adjustments to U.S. GAAP:
Resource properties expensed	(a)		52,271	869,696	7,619
Resource properties written-off	(a)		(62,081)	(554,261)	(7,500)

Cash used in investing activities under U.S. GAAP			(25,967)	29,971	(7,500)

Cash provided by financing activities as reported in
accordance with Canadian GAAP			29,990	689,096	50,408
Adjustment - to U.S. GAAP		-			-

Cash provided by financing activities under U.S. GAAP			$29,990	689,096	50,408

Pan American Gold Corporation

(an Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003	Expressed in Canadian dollars

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

f)             Earnings per share reconciliation - Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2005	2004	2003

Numerator
Net loss under U.S. GAAP	$(421,104)	(1,351,537)	(104,494)

Denominator
Weighted average number of common shares outstanding	34,706,618	32,775,811	28,358,659

Basic and diluted net loss per share	$(0.01)	(0.04)	-

ITEM 19	Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

(1)	Articles of Incorporation and By-laws:

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

10.6        Form of Subscription Agreement entered into with Patrick Brauckmann and Abeir Haddad. (incorporated by reference from our Registration Statement on Form 20-F filed on July 15, 2005).

10.7        Option Agreement dated February 1, 2005 with Minera Cerro El Diablo Inc. (incorporated by reference from our Registration Statement on Form 20-F filed on July 15, 2005).

10.8        Membership Interest Liquidation Agreement dated December 31, 2004 with Cactus Precious Metals LLC. (incorporated by reference from our Registration Statement on Form 20-F filed on July 15, 2005).

10.9        Subscription Agreement dated March 7, 2005 entered into with Hugh Steine. (incorporated by reference from our Registration Statement on Form 20-F filed on July 15, 2005).

10.10      Settlement Agreement dated January 20, 2006 with Richard Bachman (incorporated by reference from our Current Report on Form 6-K filed on January 26, 2006).

10.11*	Termination Agreement dated February 6, 2006 with Matthew Mason and Pan American Nevada.

10.12      Letter Agreement dated March 15, 2006 with Aztec Copper Inc. (incorporated by reference from our Current Report on Form 6-K filed on April 28, 2006).

10.13*	Subscription Agreement dated March 22, 2006 with Epsom Investment Services N.V.

10.14      Letter Agreement dated May 10, 2006 between Pan American Gold Corporation and Ramon Farias (incorporated by reference from our Current Report on Form 6-K filed on May 17, 2006).

(11)	Code of Ethics

11.1        Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

(12)	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Steve Bajic.
12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Michael Sweatman.
(13)	906 Certification
13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Steve Bajic.
13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Michael Sweatman.

*Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAN AMERICAN GOLD CORPORATION

Per:	/s/ Steve Bajic
Steve Bajic
President and Chief Executive Officer

Dated : June 30, 2006