Form 20-F
period 2006-12-31
PAN AMERICAN GOLD CORP
filed 2007-07-10
CIK 1205059

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Suite 501, 1540 West 2nd Avenue

Vancouver, British Columbia, Canada V6J 1H2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable

Title of Class

Not Applicable

Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value

Title of Class

2

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

Title of Class

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.

There were 35,227,116 common shares, without par value, issued and outstanding as of December 31, 2006.

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

The selected financial data presented below for the five year period ended December 31, 2006 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The data is presented in Canadian dollars.

Selected Financial Data

(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended December 31 (Audited)

CANADIAN GAAP	2006	2005	2004	2003	2002
Net Sales or Operating Revenue	-	-	-	-	-
Administrative Expenses	$492,825	$301,154	$521,421	$102,211	$153,434
Amortization and Asset Write-down	$11,574	$62,081	$554,261	$7,500	-
Income (Loss) From Operations	($290,284)	($491,882)	($982,572)	($102,211)	($153,434)
Other Income	-	-	-	-	-
Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	($290,284)	($428,078)	($982,572)	($104,375)	($601,974)
Net Income (Loss) from Operations per Common Share	($0.01)	($0.01)	($0.03)	($0.03)	($0.18)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$307,117	$3,250,702	$3,428,573	$17,474	$26,947
Net Assets	$171,203	$25,261	$452,784	($89,012)	(971,104)
Capital Stock	$8,509,552	$8,075,829	$7,446,962	$6,769,726	$5,783,259
Number of Common Shares (adjusted to reflect changes in capital)	35,227,116	34,927,116	34,052,039	4,358,521	3,372,054
Diluted Net Income per Common Share	($0.01)	($0.01)	($0.03)	($0.03)	($0.18)
Long-Term Debt	-	$3,134,515	$2,923,968	-	-
Cash Dividends per Common Share	-	-	-	-	-

Selected Financial Data

(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended December 31 (Audited)

UNITED STATES GAAP	2006	2005	2004	2003	2002
Net Sales or Operating Revenue	-	-	-	-	-
Other Income	-	-	-	-	-
Net Income (Loss) for the year	($431,380)	($418,268)	($1,298,007)	($104,494)	($614,630)
Net Income (Loss) from Operations per Common Share	($0.01)	($0.01)	($0.04)	($0.03)	($0.18)
Total Assets	$152,752	$2,932,303	$3,100,364	$4,699	$14,291
Number of Common Shares (adjusted to reflect changes in capital)	35,227,116	34,927,116	34,052,039	4,358,521	3,372,054
Cash Dividends per Common Share	-	-	-	-	-

Reconciliation to United States Generally Accepted Accounting Principles

A reconciliation to United States Generally Accepted Accounting Principles is included in Note 12 to the audited financial statements. Significant differences include accounting for compensation expense.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 21, 2007, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.0727. For the past five fiscal years ended December 31, and for the monthly periods between January 1, 2007 and May 31, 2007, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 2002	$1.5642
December 31, 2003	$1.4008
December 31, 2004	$1.3017
December 31, 2005	$1.212
December 31, 2006	$1.1340

Month ended	High / Low
December 2006	$1.1652/$1.1415
January 2007	$1.1824/$1.1647
February 2007	$1.1852/$1.1586
March 2007	$1.1810/$1.1530
April 2007	$1.1583/$1.1068
May 2007	$1.1136/$1.0701

We have not issued any dividends in the past five fiscal years.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other forward-looking statements. Such forward-looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

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

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of our operations and threaten our continuation.

The mining industry is highly competitive and there is no assurance that we will be successful in acquiring claims.

The mineral industry is intensely competitive in all phases. We compete with many companies possessing greater financial resources and technical facilities than ourself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. Due to the current market for base and precious metals, we believe that competition will be a factor which may confine our ability to retain qualified geologists and consultants, and to acquire interests in mineral properties with significant potential.

The fact that we have not earned any revenues since our incorporation raises substantial doubt about our ability to continue as a going concern.

We have not generated any revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash in the amount of $120,689 as of December 31, 2006. We estimate our average monthly operating expenses to be approximately $40,000 each month. As a result, we need to generate significant revenues from our operations or acquire financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern as described in an explanatory paragraph to our independent auditors' report on our financial statements for the year ended December 31, 2006. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year ending December 31, 2007, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

We have not generated any revenue from our business and we may need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we will need to raise further financing for the 12 month period ending December 31, 2007 in the approximate amount of $240,000. We do not currently have any arrangements for financing and we can provide no assurance to investors we will be able to find such financing if required. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay our future indebtedness or that we will not default on our future debts, jeopardising our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct business and explore our properties, which might result in the loss of some or all of your investment in our common stock.

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

Financing Risks

We are likely to require additional financing to develop mineral properties that have been identified and to place them into production and the failure to obtain such financing may result in delay or indefinite postponement of exploration work on our mineral properties.

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

We are dependant on the services of certain key employees, namely Steve Bajic and Giovanni Lopez, and the loss of these certain key employees may have a materially adverse effect on our company.

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

Our By-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by our company which may happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

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

- they will be required to pay interest on taxes allocable to prior periods; and

- the tax basis of our capital shares will not be increased to fair market value at the date of their date.

ITEM 4	Information on the Company
A.	History and Development of the Company

Our company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name "Jolly Jumper Products of America Limited". On September 25, 1987, our name was changed to Sun Valley Hot Springs Ranch Inc. We changed our name to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998, we changed our name to Tri-Lateral Venture Corporation and on May 6, 2004, we changed our name to our present legal and commercial name "Pan American Gold Corporation". We are a reporting issuer under the securities laws of the Province of Ontario.

Our corporate offices are located at Suite 502 – 1540 West 2nd Avenue, Vancouver, British Columbia, Canada, V6J 1H2. Our telephone number is 604.288.8376 and our facsimile number is 604.662.7950.

We actively explored our natural resource properties until fiscal 1998 when we wrote-down our interests in our remaining properties in response to low precious metal prices and a difficult investment market in which to raise funds to finance continued exploration. However, we retained ownership of our crown-granted mineral claims in good standing on the Lennie Property, a gold exploration project located in the Red Lake gold camp in Ontario, Canada.

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

On May 28, 2004 we acquired an interest in Doon Investments, an Alberta limited partnership involved in the petroleum and natural gas industry. To acquire our limited partnership interest, we issued a promissory note in the principal amount of $2,926,910, bearing interest at 4.75% per annum to November 30, 2008 and 7% per annum thereafter, repayable on December 29, 2009 and secured entirely by a charge on our interest in the limited partnership. On June 9, 2006, we disposed of the partnership interest and settled the promissory note for net proceeds of $10,000, resulting in the extinguishment of all security interests registered under the promissory note.

We entered into a Termination Agreement dated February 6, 2006 with Matthew J. Mason and Pan American Nevada, whereby Pan American Nevada transferred its undivided 75% interest in and to certain mining claims located in the Eskay Creek region, Skeena and Liard Mining Divisions, British Columbia. Pursuant to the agreement, Pan American Nevada assigned its interest in the Eskay Creek Property to Matthew Mason in consideration for the return to treasury of 800,000 common shares in the capital of our company. These shares were returned to treasury on January 5, 2007.

We entered into a letter of intent dated March 15, 2006 with Aztec Copper Inc. of Arizona to option Aztec Copper's La Reforma property in southwest Chihuahua State, Mexico in consideration for the total payment of $1,400,000, the issuance of up to 2,500,000 common shares in the capital of our company and total exploration expenditures of $5,600,000 over a period of five years. After conducting due diligence on the La Reforma property, however, our company determined not to proceed with exercising the option to acquire the property and we abandoned all interest in the property as of May 18, 2006.

On April 10, 2006, we completed a private placement of 1,000,000 units to one investor at a price of US$0.50 per unit for gross proceeds of US$500,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share for US$0.80 until March 7, 2007. These warrants expired unexercised.

On May 10, 2006, our company entered into a letter agreement with Ramon Farias, a geologist who was later appointed a director of our company on May 31, 2006, whereby Mr. Farias agreed to provide our company with an option to earn an initial 100% interest in the Huicicila (Miravalles) Properties located in Nayarit State, Mexico. In consideration for the option, our company was obligated to complete due diligence on the property, make cash payments of US$1,100,000, and complete exploration expenditures of not less than US$600,000 over a period of three years. As of October 11, 2006, our company had advanced a total of US$20,000 to Ramon Farias. We did not meet our option payment obligations and, accordingly, we decided not to proceed with the Huicicila property.

On October 5, 2006, we settled $30,000 in debt owed to a former director of our company by the issuance of 100,000 shares of common stock of our company.

On March 5, 2007, we completed a private placement of 814,140 units to four investors at a price of $0.10 per unit for gross proceeds of $81,414. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share for $0.20 until March 5, 2009.

B. Business Overview

We are in the business of acquiring, exploring and developing material resource properties. Following the abandonment of the Kinsley, Pinnacle, Cactus, Eskay Creek and Huicicila properties, our only remaining property is the Lennie Property, a gold exploration project located in the Red Lake gold camp in the Province of Ontario, Canada. For more information regarding our Lennie property, please refer to the section "Property, Plants and Equipment" on page 16 of this annual report.

We do not have defined mineral resources or reserves on our Lennie property. Discovering new mineral deposits is dependent upon a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past year, improving the probability of success that a new discovery will be economic, as well as the improving access to capital to finance on-going activities.

In addition to the exploration and development of our Lennie property, we intend to acquire additional mineral interests in the future. Management believes that the future growth of our company will primarily occur through the acquisition of additional mineral properties following extensive due diligence by our company. However, we may elect to proceed through collaborative agreements and joint ventures in order to share expertise and reduce operating costs with other experts in the mining industry.

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

As at the date of this annual report, we have two wholly-owned subsidiaries, Pan American Gold Corporation, a company incorporated pursuant to the laws of the State of Nevada and Compania Minera P.A.M. de C.V., a company incorporated pursuant to the laws of Mexico.

D.	Property, Plants and Equipment

Our office facilities at Suite 501 – 1540 West 2nd Avenue, Vancouver, British Columbia, Canada are being provided to us by one of our directors at no cost. The director is reimbursed for out-of-pocket costs associated with the maintenance and operation of our offices, such as long distance, courier, and other direct expenses incurred on our behalf. We anticipate that these premises will be sufficient for our business operations for the foreseeable future.

Our company currently has one property interest consisting of the Lennie Property, a gold exploration project located in the Red Lake gold camp in the Province of Ontario, Canada.

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

Year ended December 31, 2006 Compared to Year ended December 31, 2005

Operations during the year ended December 31, 2006 were primarily related to the exploration of our properties.

Administrative expenses totalled $492,825 for the year ended December 31, 2006 compared to $301,154 for the year ended December 31, 2005. The increase in administrative expenses is due to an overall increase in management fees, investor relations, directors' fees, transfer agent and filing fees, rent, office and administration, travel and legal fees and a decrease in consulting fees.

We incurred a loss for the year ended December 31, 2006 of $290,284 or $0.01 per share compared to a loss of $428,078 or $0.01 per share for the year ended December 31, 2005.

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

B.	Liquidity and Capital Resources

As at December 31, 2006

During the year ended December 31, 2006, we used $367,124 on operating activities, used $164,809 in investing activities and received $648,929 in financial activities from an increase in share subscriptions received, thereby increasing our cash position from $3,693 at December 31, 2005 to $120,689 at December 31, 2006.

We had a working capital deficit of $5,504 as at December 31, 2006 compared to a working capital deficit of $85,533 as at December 31, 2005.

Cash used in operations was $367,124 for the year ended December 31, 2006 compared to $94,699 in the prior year. This was attributable to a number of factors including an overall increase of our expenses during the year ended December 31, 2006.

On October 5, 2006, we settled $30,000 in debt owed to a former director of our company by the issuance of 100,000 shares of common stock of our company.

We estimate that our general and administrative expenses will be approximately $180,000 for the twelve-month period ending December 31, 2007. We had cash of $120,689 and current assets of $130,410 as at December 31, 2006. As our cash and current assets are less than our estimated operating expenses, we anticipate that such funds will not be sufficient to pay our estimated expenses for the period ending December 31, 2007. We intend to fulfill any additional cash requirement through the sale of our equity securities.

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

We expect to spend minimal amounts on exploration for the period ended December 31, 2007 unless significant amounts of capital are raised; beyond that time, our budget will be determined based on a number of factors including the availability of funds and the success of exploration conducted to that date. We expect that we will need to raise additional funding through private placements of our equity securities and/or debt financing to carry out additional exploration activities on our properties.

Exploration Program

We anticipate that we will expend minimal amounts on exploration over the twelve month period ending December 31, 2007.

Purchase of Significant Equipment

We do not intend to purchase any significant equipment over the twelve month period ending December 31, 2007.

Employees

Our company is currently operated by Steve Bajic, as our President and Chief Executive Officer, and Martin Bajic, as our Chief Financial Officer. We currently have no employees and we do not anticipate hiring any employees over the twelve month period ending December 31, 2007.

US GAAP

The results of operations discussed above are based on our audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 12 to the audited financial statements included elsewhere in this annual report. Significant differences between Canadian GAAP and US GAAP include:

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

- In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of this statement did not have a material effect on our company's reported financial position or results of operations.

- In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on our company's future reported financial position or results of operations.

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

Critical Accounting Policies-Foreign currency translation

The accounts of our company's non-Canadian subsidiaries, which are considered to be dependent on our company, and transactions of Canadian operations denominated in foreign currencies are translated to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at current rates of exchange and other assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at average rates of exchange for the year. All exchange gains and losses are recognized currently in earnings.

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

ITEM 6	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth the names, business experience and area of expertise of each of our directors and officers, as at June 27, 2007:

Name / Office Held / Age	Area of Expertise/Function
Steve Bajic President, Chief Executive Officer and Director Age 37	As the President, Chief Executive Officer and director, Mr. Bajic is responsible for the overall management of the affairs and business of our company
Martin Bajic Chief Financial Officer Age: 30	As the Chief Financial Officer, Mr. Bajic is responsible for the financial management of the affairs of our company
Giovanni Lopez Director Age: 36	As a director, Mr. Lopez is responsible for the management and supervision of the affairs and business of our company
Denny Roman Director Age: 35	As a director, Mr. Roman is responsible for the management and supervision of the affairs and business of our company

Steve Bajic - President, Chief Executive Officer and Director

Mr. Bajic has been our President, Chief Executive Officer and a director of our company since March 16, 2006. Mr. Bajic obtained a financial management diploma majoring in finance from the British Columbia Institute of Technology in 1994. Mr. Bajic is currently a director and officer of Cassidy

Gold Corp. and Navasota Resources Ltd., resource exploration companies listed on the TSX Venture Exchange. Mr. Bajic is also a director and officer of Providence Capital Corp. and Sieger Capital Management Ltd., Capital Pool Companies listed on the TSX Venture Exchange.

Since 1996, Mr. Bajic has run LF Ventures Inc., a private company offering financial and business consulting services to public and private companies. He has raised capital for numerous companies at all stages of development and has held various other officer and director positions.

Martin Bajic – Chief Financial Officer

Mr. Bajic has been our Chief Financial Officer since August 22, 2006. Mr. Bajic is a Chartered Accountant and Supervisor with Cinnamon Jang Willoughby of Burnaby, British Columbia. He has experience in the audit of public company financial statements, public reporting disclosure requirements and U.S. public company reporting. Mr. Bajic holds a Bachelor of Arts degree from the University of British Columbia.

Giovanni Lopez - Director

Mr. Lopez has been mortgage consultant with Ambro & Associates since 1994 and has also run his own small business designing direct mail campaigns; and coordinating focus groups and trade show presentations. Mr. Lopez holds an English degree from the University of British Columbia.

Denny Roman – Director

Mr. Roman has over 12 years of business experience. After three years in the pension consulting field, Mr. Roman spent eight years with a leading Canadian investment management company in business development and securities research. Currently Mr. Roman is an independent business owner. Mr. Roman is a CFA charter holder and has completed a Bachelor of Commerce degree from the University of British Columbia with a specialization in finance.

Family Relationships

There are no family relationships among any of the directors and/or officers.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.	Compensation
Particulars of compensation paid to:
(a)	the Company's Chief Executive Officer ("CEO");
(b)	the Company's Chief Financial Officer ("CFO");
(c)

each of the Company's three most highly compensated executive officers, other that the CEO and the CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000 per year; or

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year;

(each, a "Named Executive Officer") is set out in the summary compensation table:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards (1)		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation (2)	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Steve Bajic(3) President & CEO	2006 2005 2004	Nil N/A N/A	Nil N/A N/A	$40,777(4) N/A N/A	500,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Martin Bajic(5) CFO	2006 2005 2004	Nil N/A N/A	Nil N/A N/A	$5,000 N/A N/A	200,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Richard Bachman(6) Former President and CEO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil $95,346(7) $59,561	Nil Nil 1,000,000(10)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Sweatman(8) Former CFO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$22,349(9) $21,725 $32,069	Nil Nil 100,000(10)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gregory Burnett(11) Former President and CEO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$6,849 $29,074(12) $43,315	Nil Nil 200,000(10)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

The Company has not granted any restricted shares or restricted shares units, stock appreciation rights or long-term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2)

The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000, or 10% of the total of the annual salary and bonus, are not reported herein.

(3)	Mr. Bajic was appointed President and Chief Executive Officer of the Company on March 20, 2006.

(4)	LF Ventures Inc., a company controlled by Mr. Bajic, received $40,777 from the Company during the fiscal year ended December 31, 2006.

(5)	Mr. Bajic was appointed Chief Financial Officer of the Company on August 22, 2006.

(6)	Mr. Bachman was appointed President and Chief Executive Officer and a director of the Company from May 7, 2004 to January 24, 2006.

(7)	Minera Teles Pires Inc., a company controlled by Mr. Bachman, received $95,346 from the Company during the fiscal year ended December 31, 2005.

(8)	Michael Sweatman was appointed the Chief Financial Officer and Director of the Company on May 7, 2004 to August 14, 2006.

(9)	MDS Management Ltd., a company controlled by Mr. Sweatman, received $21,725 from the Company during the fiscal year ended December 31, 2005.

(10)

Stock options to purchase Shares awarded to former directors and officers of the Company at the exercise price of $0.02 per Share which stock options are exercisable until May 7, 2009. The stock options were issued on May 7, 2004.

(11)	Mr. Burnett was the President and Chief Executive Officer of the Company from June 2000 to May 7, 2004. He was the Vice President, Corporate Affairs and Secretary from May 7, 2004 to March 16, 2006.

(12)	Carob Management Ltd., a company controlled by Mr. Burnett, received $29,074 from the Company during the fiscal year ended December 31, 2005.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $150,000 per year.

Long-Term Incentive Plans

There were no long-term incentive plans in place for any of the Named Executive Officers of the Company during the most recently completed financial year, and as such, no long-term incentive plan awards were granted to any of the Named Executive Officers.

Options and Stock Appreciation Rights

Particulars with respect to Options/SARS granted to Named Executive Officer's during the Company's most recently completed financial year are as follows:

Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Steve Bajic	500,000(1)	41.67%	$0.35	$0.29	October 18, 2011
Martin Bajic	200,000(1)	16.67%	$0.35	$0.29	October 18, 2011
Ramon Farias	100,000(1)	8.3%	$0.35	$0.29	October 18, 2011

(1) These options were granted on October 18, 2006

Aggregated Option/SAR Exercises and Financial Year-End Option/SAR Values

No Options/SARS were exercised by Named Executive Officer's during the Company's most recently completed financial year and year.

Option and SAR Repricings

No Options/SARS granted to Named Executive Officer's were repriced during the Company's most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for directors and executive officers. No funds were set aside or accrued by the Company during the fiscal year ended December 31, 2006 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts or compensatory plans or arrangements between the Company and any of the Named Executive Officers.

The Company has no plan or arrangement whereby any of the Named Executive Officers may be compensated in an amount exceeding $100,000 in the event of the Named Executive Officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in the Named Executive Officer's responsibilities following such a change of control.

Compensation Committee

The Company currently does not operate with a compensation committee. The Company's entire Board of Directors conducts an annual review in regards to the compensation of the CEO, CFO and the Named Executive Officers. To make its recommendations on such compensation, the Board of Directors takes into account the type of compensation and the amounts paid to such officers of comparable publicly traded Canadian companies.

Compensation Of Directors

No compensation was paid to any director of the Company for services rendered as a director during the Company's most recently completed financial year.

During the Company's most recently completed financial year, there were no standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors of the Company were compensated for services in their capacity as directors (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts.

Particulars with respect to Options/SARS granted to Company directors during the Company's most recently completed financial year are as follows:

Name	Securities Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Steve Bajic	500,000(1)	41.67%	$0.35	$0.29	October 18, 2011
Giovanni Lopez	100,000(1)	8.3%	$0.35	$0.29	October 18, 2011

(1) These options were granted on October 18, 2006

C.	Board Practices

The directors are re-elected at the annual general meeting of our shareholders and our officers are re-elected at a directors' meeting following the annual general meeting. The last annual general meeting was held on June 27, 2007, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed at the next annual general meeting, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Ontario Business Corporations Act.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

Audit Committee

As of the date of this annual report, our entire board of directors functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors. The audit committee acted by unanimous consent resolution during the year ended December 31, 2006.

Remuneration Committee

We do not have a standing remuneration committee but our entire board of directors acts as our compensation committee. We do not believe it is necessary to have a standing remuneration committee because we believe that the functions of such a committee can be adequately performed by our board of directors.

D.	Employees

During the fiscal years ended December 31, 2006, 2005 and 2004, we did not have any employees. Our company is currently operated by Steve Bajic as our Present and Chief Executive Officer and Martin Bajic as our Chief Financial Officer.

We do not currently have any paid employees and have not experienced a significant change in the number of people we employ.

E.	Share Ownership

There were 36,041,298 common shares, 800,000 stock options and 814,140 share purchase warrants issued and outstanding as of June 26, 2007. Of the 36,041,298 common shares issued and outstanding as of June 26, 2007, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned as of May 11, 2006	Percentage(1)
Steve Bajic President, Chief Executive Officer and Director	525,000(2)	1.5%
Martin Bajic Chief Financial Officer	150,000(3)	*
Giovanni Lopez Director	75,000(4)	*
Denny Roman Director	Nil	N/A

*Less than 1%.

(1)	Based on 36,041,298 common shares issued and outstanding as at June 26, 2007, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

(2)	Includes options to acquire an aggregate of 375,000 shares of common stock exercisable within 60 days.

(3)	Includes options to acquire an aggregate of 150,000 shares of common stock exercisable within 60 days.

(4)	Includes options to acquire an aggregate of 75,000 shares of common stock exercisable within 60 days.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

There were no long-term incentive awards made to our executive officers during the fiscal year ended December 31, 2006 nor are there pension plan benefits in place for our executive officers.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 3,000,000 common shares. Each option upon its exercise entitles the grantee to one common share. The exercise price of common shares subject to an option will be determined by the board of directors at the time of grant. Non-incentive stock options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option or such lesser periods as may be determined by our board of directors. Incentive stock options may be granted under our stock option plan for an exercise period of up to five years from the date of grant.

During the year ended December 31, 2006, we granted the following stock options:

Name of Optionees	Number of Options	Exercise Price ($)	Director/ Officer/ Employee/ Consultant	Grant Date	Expiry Date	Vesting Terms
Steve Bajic Chief Executive Officer, President and Director	500,000	$0.20(2)	Director/ Officer	October 18, 2006	October 18 2011	(1)
Martin Bajic Chief Financial Officer	200,000	$0.20(2)	Officer	October 18, 2006	October 18, 2011	(1)
Giovanni Lopez Director	100,000	$0.20(2)	Director	October 18, 2006	October 18, 2011	(1)
Total	800,000

(1)

The Options vest as to (a) 25% of the Options on the date of grant; and (b) commencing three months from the date of grant, the Options vest as to 25% of the Options every three months until the Options are fully vested.

(2)	These options were repriced from $0.35 to $0.20 on March 5, 2007.

ITEM 7	Major Shareholders and Related Party Transactions
A.	Major Shareholders

There were 36,041,298 shares of our common stock issued and outstanding as of June 26, 2007. The following table sets forth, as of June 26, 2007, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name	Amount Owned(1)	Percent of Class(2)
Prism Holdings Inc.	1,890,000	5.2%

(1)	We believe that all persons hold legal title and have no knowledge of actual ownership.

(2)

The percentages are based upon 36,041,298 shares of our common stock issued and outstanding as at June 26, 2007, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

There has been no significant change in the percentage ownership of any of our major shareholders during the years ended December 31, 2006, 2005 or 2004.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of June 27, 2007, the registrar and transfer agent for our company reported that there were 36,041,298 shares of our common stock issued and outstanding. Of those common shares issued and outstanding, 18,631,119 common shares were registered to Canadian residents (2,137 shareholders), 9,001,533 common shares were registered to residents of the United States (67 shareholders) and 8,408,071 common shares were registered to residents of other foreign countries (26 shareholders). The difference of 545 common shares between the number of issued and outstanding and the total shares from all jurisdictions is due to fractional rounding.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Since the beginning of our company's preceding three financial years up to June 27, 2007, we entered into the following related party transactions:

(a)	we incurred consulting fees of $132,655 and management fees of $40,777 with directors and former directors during the year ended December 31, 2006;
(b)	we settled accounts payable to a director of $30,000 by issuing 100,000 shares of our common stock during the year ended December 31, 2006;
(c)	we owed $16,653 in accounts payable and accrued expenses to directors and former directors as at December 31, 2006; and
(d)	resource properties included consulting fees paid to directors of $83,822 during the year ended December 31, 2006;
(e)	during the year ended December 31, 2005, our company incurred consulting fees of $210,504 with directors and former directors;
(f)	accounts payable and accrued expenses for the year ended December 31, 2005 included $85,008 which were owed to directors and former directors;
(g)	during the year ended December 31, 2005, the corporate optionor of the Dorado and Nevada resource properties was controlled by a director;
(h)	during the year ended December 31, 2004, our company incurred consulting fees of $322,305 and rent of $1,500 with directors and former directors;
(i)	accounts payable and accrued expenses for the year ended December 31, 2004 included $993, which was owed to directors and former directors;
(j)	other receivables for the year ended December 31, 2004 included a retainer of $7,568 which was paid to a director for consulting fees;
(k)	loans payable for the year ended December 31, 2004 included $43,500 owed to a shareholder; and
(l)	during the year ended December 31, 2004, the corporate optionor of the Dorado and Nevada resource properties was controlled by a director.

ITEM 8	Financial Information

Our financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements Filed as Part of the Annual Report:

Financial Statements for the Years Ended December 31, 2006 and 2005 (audited):

Auditors' Report dated April 30, 2007, together with Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict.

Consolidated Balance Sheets for the years ended December 31, 2006 and 2005.

Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004.

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2006 and 2005.

Notes to Consolidated Financial Statements.

See Item 18 "Financial Statements".

Legal Proceedings

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

ITEM 9	The Offer and Listing
A.	Offer and Listing Details

Price History

Our shares began trading on the OTC Bulletin Board on April 16, 2004 under the symbol TRIVF. On June 2, 2004 our symbol changed from "TRIVF" to "PNAMF" and our CUSIP number changed to 697840 10 6. The following table sets forth the high and low sales of prices of our common shares on the OTC Bulletin Board for the periods indicated.

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)
Annual Highs and Lows
2005	0.62	0.10
2006	0.99	0.12
Quarterly Highs and Lows
2005
First Quarter	0.62	0.25
Second Quarter(1)	0.26	0.16
Third Quarter	0.22	0.14
Fourth Quarter	0.26	0.10
2006
First Quarter	0.99	0.26
Second Quarter	0.99	0.33
Third Quarter	0.51	0.26
Fourth Quarter	0.32	0.12
Monthly Highs and Lows
2007
January	0.22	0.14
February	0.23	0.15
March	0.17	0.10
April	0.15	0.08
May	0.13	0.09

(1)	We effected a reverse split on the basis of 7 to 1 on June 2, 2004.

The transfer of our common shares is managed by our transfer agent, Pacific Corporate Trust Company, 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.689.9853; Facsimile: 604.689.8144).

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are quoted on the Over-the-Counter Bulletin Board (as they have been quoted since April 16, 2004). Our symbol is "PNAMF" and our CUSIP number is 697840 10 6.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issuer

Not applicable.

ITEM 10	Additional Information
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required by this section is incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2001.

C.	Material Contracts

We entered into the following material contracts during the two years immediately preceding the date of this annual report:

1.	Settlement Agreement dated January 20, 2006 with Richard Bachman.
2.	Termination Agreement dated February 6, 2006 with Matthew Mason and Pan American Nevada.
3.	Letter Agreement dated March 15, 2006 with Aztec Copper Inc.
4.	Subscription Agreement dated March 22, 2006 with Epsom Investment Services N.V.
5.	Letter Agreement dated May 10, 2006 between Pan American Gold Corporation and Ramon Farias.
6.	Debt Settlement and Subscription Agreement dated October 5, 2006 with Ramon Farias.
D.	Exchange Controls

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

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty") as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Revenue Agency (the "CRA"). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

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

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CRA for the account of the investor.

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

As at the date of this annual report, we have two subsidiaries, Pan American Gold Corporation, a company incorporated pursuant to the laws of the State of Nevada and Compania Minera P.A.M. de C.V., a company incorporated pursuant to the laws of Mexico.

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk
Not applicable.
ITEM 12	Description of Securities Other Than Equity Securities
Not applicable.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies
Not applicable.
ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
ITEM 15	Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2006. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's President and Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our company's President and Chief Executive Officer and our Chief Financial Officer concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the Exchange Act is accumulated and communicated to management, including our company's President and Chief Executive Officer and our Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16	Reserved
ITEM 16A	Audit Committee Financial Expert

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-B, and is "independent" as the term is defined by Nasdaq Marketplace Rule 4200(a)(15).

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

Code of Ethics

Effective July 15, 2004, our company's board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company's President (being our Principal Executive Officer) and our company's Chief Financial Officer (being our Principal Financial and Accounting Officer and Controller), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

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

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission as Exhibit 14.1 to our annual report filed on July 15, 2004. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: Pan American Gold Corporation, Suite 501 – 1540 West 2nd Avenue, Vancouver, British Columbia, Canada V6J 1H2.

ITEM 16C	Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed Manning Elliott LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal year ended December 31, 2006. The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal year ended December 31, 2006 were $21,500 and for the fiscal year ended December 31, 2005 were $15,500.

Audit Related Fees

For the fiscal year ended December 31, 2006 and 2005, the aggregate fees billed for assurance and related services by Manning Elliot LLP relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $12,500 and $10,000, respectively.

Tax Fees

For the fiscal year ended December 31, 2006 and 2005, the aggregate fees billed for tax compliance, tax advice and tax planning by Manning Elliott LLP were $Nil and $Nil, respectively.

All Other Fees

For the fiscal year ended December 31, 2006 and 2005, the aggregate fees billed by Manning Elliott LLP for other non-audit professional services, other than those services listed above, totalled $Nil and $5,000, respectively.

ITEM 16D.	Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17	Financial Statements
Refer to Item 18 - Financial Statements.
ITEM 18	Financial Statements

Financial Statements Filed as Part of the annual report:

Audited Financial Statements for the years ended December 31, 2006 and 2005:

Auditors' Report dated April 30, 2007, together with Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict.

Consolidated Balance Sheets for the years ended December 31, 2006 and 2005.

Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004.

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2006 and 2005.

Notes to Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

PAN AMERICAN GOLD CORPORATION
(An Exploration Stage Company)

VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2006, 2005 AND 2004

1. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

2. CONSOLIDATED BALANCE SHEETS

3. CONSOLIDATED STATEMENTS OF OPERATIONS

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

5. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

6. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Pan American Gold Corporation

We have audited the accompanying consolidated balance sheets of Pan American Gold Corporation as at December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2006, 2005, and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pan American Gold Corporation as at December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for the years ended December 31, 2006, 2005, and 2004 in conformity with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 30, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the process of exploring its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable, which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 30, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 30, 2007

Pan American Gold Corporation

(an Exploration Stage Company)

Consolidated Statements of Operations

For the years ended December 31, 2006, 2005 and 2004

Pan American Gold Corporation

(an Exploration Stage Company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2006, 2005 and 2004

2006	2005	2004
Operating Activities				
	Net loss	$ **(290,284)**	$ (428,078)	$ (982,572)
	Add (deduct) items not affecting cash:			
	Stock-based compensation	**132,655**	64,359	186,641
	Interest on promissory note	**61,255**	137,057	149,893
	Resource properties written off	**11,574**	62,081	554,261
	Gain on disposal of partnership interest	**(278,860)**	-	-
	Recovery of income taxes	-	(63,804)	-
	Write off of advances	-	-	18,054
	Write off of other asset	-	-	10,574
	Partnership income	-	-	(152,835)
		(363,660)	(228,385)	(215,984)
	Changes in non-cash working capital balances			
	Other receivables	**(8,021)**	32,130	(16,779)
	Deposits	-	18,951	(18,951)
	Accounts payable	**4,557**	82,605	(70,088)
		(367,124)	(94,699)	(321,802)
Investing Activities				
	Proceeds on disposal of partnership interest	**10,000**	-	-
	Increase in resource properties	**(174,809)**	(52,271)	(553,487)
	Decrease (increase) in reclamation bonds	-	36,114	(36,114)
	Cash acquired from business combination	-	-	322,191
	Increase in advances	-	-	(18,054)
		(164,809)	(16,157)	(285,464)
Financing Activities				
	Increase in share capital	**578,700**	-	3,333
	Increase (decrease) in loans payable	**70,229**	(43,500)	(6,908)
	Increase in promissory note	-	73,490	-
	Increase in share subscriptions	-	-	692,671
		648,929	29,990	689,096
	Increase (decrease) in cash	**116,996**	(80,866)	81,830
	Cash, beginning of year	**3,693**	84,559	2,729
	Cash, end of year	$ **120,689**	$ 3,693	$ 84,559
	Supplemental Disclosure of Cash Flow information			
	Cash paid for:			
	Interest	$ -	$ -	$ -
	Income Taxes	$ -	$ -	$ -

Pan American Gold Corporation

(an Exploration Stage Company)

Consolidated Statements of Stockholders’ Equity

December 31, 2006 and 2005

	Common Shares				Deficit Accumulated During the
	Issued Shares	Amount	Contributed Surplus	Share Subscriptions	Exploration Stage	Total

Balance, December 31, 2004	34,052,039	$ 7,446,962	$ 156,461	$ 692,671	$ (7,843,310)	$ 452,784

Future income tax recovery	-	(63,804)	-	-	-	(63,804)
Stock based compensation	-	-	64,359	-	-	64,359
Shares issued	875,077	692,671	-	(692,671)	-	-
Net loss	-	-	-	-	(428,078)	(428,078)

Balance, December 31 2005	34,927,116	8,075,829	220,820	-	(8,271,388)	25,261

Shares returned to treasury	(800,000)	(174,977)	(130,152)	-	-	(305,129)
Shares issued	1,000,000	578,700	-	-	-	578,700
Common shares issued for debt settlement	100,000	30,000	-	-	-	30,000
Stock based compensation	-	-	132,655	-	-	132,655
Net loss	-	-	-	-	(290,284)	(290,284)

Balance December 31, 2006	35,227,116	$ 8,509,552	$ 223,323	$ -	$ (8,561,672)	$ 171,203

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

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

At December 31, 2006 the Company had a working capital deficiency of $5,504 (2005: $85,553) and had an accumulated deficit of $8,561,672 (2005: $8,271,388) which has been financed primarily by the issuance of equity. The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.

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

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Accounting

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pan American Gold Corporation (Nevada) and Compania Minera P.A.M. de C.V., and are prepared in Canadian dollars in accordance with generally accepted accounting principles in Canada. All inter-company transactions and balances have been eliminated upon consolidation.

Resource Properties

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

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Resource Properties (continued)

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

Investment in Limited Partnership

The Company accounted for its limited partnership investment using the cost basis of accounting, whereby the initial investment is recorded at cost and earnings are recorded only to the extent received or receivable. The Company annually reviewed the carrying value of its limited partnership investment for any decline in fair value other than a temporary decline. If such a decline had occurred, the carrying value of the limited partnership investment would have been written down to fair value.

Foreign Currency Translation

The accounts of the Company's non-Canadian subsidiaries, which are considered to be dependent on the Company, and transactions of Canadian operations denominated in foreign currencies are translated to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at current rates of exchange and other assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at average rates of exchange for the year. All exchange gains and losses are recognized currently in earnings.

Loss Per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding and the treasury stock method is used to calculate diluted earnings per share. For the years presented, this calculation proved to be anti-dilutive.

Stock Based Compensation

The Company has a stock option plan which is described in Note 7. The Company follows the recommendations in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In accordance with these recommendations, stock options are recorded at their fair value on the date of grant as compensation expense. On the exercise of stock options, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

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

Flow Through Shares

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

Financial Instruments

The Company's financial instruments consist of cash, other receivables, investment in limited partnership, accounts payable and accrued expenses, loans payable and promissory note.

The loans payable are non interest-bearing. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The more significant areas requiring the use of estimates include asset impairment, stock-based compensation, and future income tax amounts. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

Asset Retirement Obligations

The Company follows the Canadian Institute of Chartered Accountants' Handbook Section 3110 "Asset Retirement Obligations" in accounting for its resource properties. This standard requires liability recognition for retirement obligations associated with the Company's resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as resource properties. As of December 31, 2006 and 2005, the Company did not have any asset retirement obligations.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

3. INVESTMENT IN LIMITED PARTNERSHIP

The Company had an interest in Doon Investments, an Alberta limited partnership involved in the petroleum and natural gas industry.

To acquire its limited partnership interest, the Company issued a promissory note for $2,926,910, bearing interest at 4.75% per annum to November 30, 2008 and 7% per annum thereafter, repayable on December 29, 2009 and secured entirely by a charge on the Company's interest in the limited partnership. Interest was payable annually on June 30. Under the terms of the promissory note, the Company’s share of partnership cash distributions would be applied first to the payment of accrued interest and then to the payment of the principal amount of the promissory note.

Total interest incurred on the promissory note for the year ended December 31, 2006 was $61,255 (2005: $137,057; 2004: $149,893).

During the year ended December 31, 2006, the Company disposed of the partnership interest and settled the promissory note for net proceeds of $10,000. A gain of $278,860 resulted from this disposition.

4. RESOURCE PROPERTIES

2006

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

4. RESOURCE PROPERTIES (Continued)

2005

Huicicila Property, Nayarit State, Mexico

On May 15, 2006 the Company acquired a right to earn a 100% interest in mineral properties at Huicicila (Miravalles) in Nayarit State, Mexico. The current claims consist of four properties totalling 994 hectares.

The Company will obtain an option to acquire a 100% interest in the property, subject to a net smelter royalty, by completing the following:

•

Year 1 – Initial payment of US $20,000 (paid) and a second payment of US $40,000 six months subsequent to the initial payment. The due date for this second payment has been extended until May 12, 2007. Additionally, the Company is required to complete fieldwork commitments of US $100,000 (paid) on direct exploration of the property in that year.

•	Year 2 – Payment of US $120,000 on the anniversary date of the option period and field work commitment of US $200,000 is required to be completed.
•	Year 3 – Payment of US $170,000 on the anniversary date of the option period and field work commitment of US $300,000 is required to be completed.
•	Year 4 – Payment of US $750,000 of which, at the discretion of the Company, up to 50% will be payable in shares of the Company.

The agreement also provides that:

•	Up to 25% of the payments noted above may be made in shares, at the rate of one share for each US $0.60 payment.
•	Fieldwork expenditures exceeding required amounts will be credited to the following year.

The optionor of the Huicicila property is a director of the Company.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

4. RESOURCE PROPERTIES (Continued)

Lennie Property, Ontario, Canada

Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario, subject to a 2% net smelter return royalty upon the commencement of production.

Eskay Creek Property, British Columbia, Canada

Pursuant to an agreement dated January 16, 2004, the Company acquired a 75% interest in the Eskay Creek property, consisting of 75 mineral claims located in the Skeena and Laird mining divisions in British Columbia. Under the terms of the agreement, the Company was required to pay all costs incurred in exploring and developing the property until such time as a positive feasibility study has been received, after which the property would be developed with the vendor under a joint venture agreement. The claims were subject to a 2% net smelter return royalty, payable to the vendor, upon the commencement of production.

During the year ended December 31, 2006, this property was returned to the vendor in exchange for 800,000 common shares of the Company being returned to treasury. Shares returned to treasury were valued at $305,129 and charged to share capital in the amount of $174,977 and contributed surplus in the amount of $130,152. There was no gain or loss recorded in conjunction with this transaction as the value received was equal to the cost of the property at disposition.

Dorado and Nevada Properties, Copiapo, Chile

Pursuant to a letter of intent dated July 22, 2004, the Company had the option to earn up to a 100% interest in 15 exploration and exploitation claims in Copiapo, Chile. In order to earn the interest, the Company was required to pay the optionor U.S.$125,000 by December 4, 2004, of which U.S.$9,000 had been paid by December 31, 2004. The claims were subject to a 2% net smelter return royalty, payable to the optionor, on all mineral production. These options were terminated during 2005.

Kinsley and Pinnacle Properties, Nevada, U.S.A.

Pursuant to letter agreements dated December 8, 2003, the Company acquired a 60% interest in the Kinsley and Pinnacle properties, consisting of 205 claims in the Elko and Nye counties in Nevada. Under the terms of the agreements, the Company was required to make option payments of U.S.$1,050,000 through December 8, 2006 and pay all fees necessary to maintain the claims. The Company would have earned its interest after it had advanced the properties through bankable feasibility. The Company terminated the letter agreements and wrote off its Kinsley and Pinnacle properties in 2004.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

5. LOANS PAYABLE

Loans payable are unsecured, non-interest bearing and have no fixed terms of repayment.

6. SHARE CAPITAL

Preference shares

The Company has unlimited non-voting convertible redeemable non-cumulative 6% authorized preference shares without par value. As of December 31, 2006 and 2005, there were no preference shares issued or outstanding.

Common shares

The Company has an unlimited number of authorized common shares without par value.

Private placements

•

During the year ended December 31, 2006, the Company completed a private placement whereby it issued 1,000,000 units for net proceeds of $578,700. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.80 until April 10, 2007.

•	During the year ended December 31, 2006, the Company settled debt of $30,000 by issuing 100,000 common shares.

•

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

•

On March 7, 2005, the Company issued 420,533 units for proceeds of $315,400. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for $0.83 until March 7, 2006.

Returned to Treasury

During the year, 800,000 shares were returned to treasury. Shares returned to treasury were valued at $305,129 and charged to share capital in the amount of $174,977 and contributed surplus in the amount of $130,152.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

6. SHARE CAPITAL (continued)

Warrants:

2006

2005

7. STOCK OPTION PLAN AND STOCK BASED COMPENSATION

Stock Option Plan

On August 16, 2006, the Company adopted a stock option plan applicable to key employees and consultants, under which the total outstanding stock options are limited to 3,000,000 of the outstanding common shares of the Company at any one time. The exercise price for each option is determined by the Board of Directors and must be equal to or greater than the market value of the Company's common shares on the date of grant. The term of an option may not exceed ten years from the grant date.

Under the Company's stock option plan, 1,200,000 options were granted on October 18, 2006, vesting at various dates through July 18, 2007 and expiring October 18, 2011.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

7. STOCK OPTION PLAN AND STOCK BASED COMPENSATION (Continued)

Stock Option Plan (continued)

Changes in the Company's stock options for the years ended December 31, 2006 and 2005 are summarized below:

At December 31, 2006, there were 300,000 (2005: 1,133,334) exercisable options outstanding.

Stock Based Compensation

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

	2006	2005	2004
Risk free interest rate	4.00%	-	3.00%
Expected dividend yield	0%	-	0%
Expected stock price volatility	126%	-	0%
Expected life of options	5 years	-	5 years

The grant-date fair value of options granted during the year ended December 31, 2006 was $0.24 (2005: $Nil; 2004 $0.21).

Total stock-based compensation for the year ended December 31, 2006 was $132,655 (2005: $64,359; 2004: $186,641), recorded as consulting fees in the statement of operations.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

8. NON CASH TRANSACTIONS

During the year ended December 31, 2006, the Company issued 100,000 shares to settle accounts payable of $30,000.

During the year ended December 31, 2006, 800,000 shares were returned to treasury in exchange for the Company’s rights in respect of the Eskay Creek property.

9. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions, recorded at their exchange amounts, which is the amount agreed upon by the transacting parties on terms and conditions similar to non-related entities:

a)

During the year ended December 31, 2006 the Company incurred consulting fees of $132,655 (2005: $210,504; 2004: $322,305) and management fees of $40,777 (2005: $Nil; 2004: $Nil) with directors and former directors.

b)	During the year ended December 31, 2006 the Company settled accounts payable to a director of $30,000 by issuing 100,000 common shares.

c)	As described in Note 4, the optionor of the Huicicila property is a director.

d)	Accounts payable and accrued expenses includes $16,653 (2005: $ 85,008; 2004: $993) owing to directors and former directors.

e)	Resource properties include consulting fees paid to directors of $83,822 (2005: $Nil).

10. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

10. INCOME TAXES (Continued)

The following table reflects future income tax assets as at December 31, 2006 and 2005:

The Company has a capital loss of $500,000 which can be carried forward indefinitely to reduce future capital gains.

The Company has non-capital losses of $1,072,368. The non-capital losses expire annually on December 31 as follows:

2007	$ 113,043
2008	222,794
2009	166,928
2014	5,310
2015	429,801
2026	134,492
$1,072,368

The Company also has Canadian Exploration Expenses of $779,575, Canadian Development Expenses of $33,385, and Foreign Exploration and Development Expenses of $162,792 available to offset future taxable income. These expenses carry-forward indefinitely and are deductible at various declining-balance rates.

The Company does not have any other future income tax assets or liabilities. The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carry-forward periods to utilize all future tax assets.

11. SUBSEQUENT EVENTS

a)

On March 5, 2007, the Company issued 814,140 units for total proceeds of $81,414. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for $0.20 until March 5, 2009.

b)	On March 5, 2007, the Company revised the option price from $0.35 to $0.20 per share on 1,200,000 stock options expiring October 18, 2011.

c)	On April 10, 2007, 1,000,000 warrants exercisable at US$0.80 expired unexercised.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

b)            Recent pronouncements

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of this statement did not have a material effect on the Company's reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

c)            Reconciliation of Canadian and U.S. GAAP - The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations, the balance sheets and the statements of cash flows are as follows:

Balance Sheets:

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Statements of Operations:

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Statements of Cash Flows:

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)            Earnings per share reconciliation – Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

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

1.9          By-laws (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

(4)	Material Contracts

4.1          Form of Subscription Agreement entered into with Patrick Brauckmann and Abeir Haddad. (incorporated by reference from our Registration Statement on Form 20-F filed on July 15, 2005).

4.2          Option Agreement dated February 1, 2005 with Minera Cerro El Diablo Inc. (incorporated by reference from our Registration Statement on Form 20-F filed on July 15, 2005).

4.3          Membership Interest Liquidation Agreement dated December 31, 2004 with Cactus Precious Metals LLC. (incorporated by reference from our Registration Statement on Form 20-F filed on July 15, 2005).

4.4          Subscription Agreement dated March 7, 2005 entered into with Hugh Steine. (incorporated by reference from our Registration Statement on Form 20-F filed on July 15, 2005).

4.5          Settlement Agreement dated January 20, 2006 with Richard Bachman (incorporated by reference from our Current Report on Form 6-K filed on January 26, 2006).

4.6          Termination Agreement dated February 6, 2006 with Matthew Mason and Pan American Nevada (incorporated by reference from our Registration Statement on Form 20-F filed on June 30, 2006).

4.7          Letter Agreement dated March 15, 2006 with Aztec Copper Inc. (incorporated by reference from our Current Report on Form 6-K filed on April 28, 2006).

4.8          Subscription Agreement dated March 22, 2006 with Epsom Investment Services N.V. (incorporated by reference from our Registration Report on Form 20-F filed on June 30, 2006)

4.9          Letter Agreement dated May 10, 2006 between Pan American Gold Corporation and Ramon Farias (incorporated by reference from our Current Report on Form 6-K filed on May 17, 2006).

4.10*      Agreement of Purchase and Sale dated June 9, 2006 with 2006 Hydro Blue Ltd., as trustee of the Blue Chad Family Trust.

4.11*      Debt Settlement and Subscription Agreement dated October 5, 2006 with Ramon Farias.

(11)	Code of Ethics

11.1        Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

(12)	302 Certification

12.1*        Section 302 Certification under Sarbanes-Oxley Act of 2002 for Steve Bajic.

12.2*        Section 302 Certification under Sarbanes-Oxley Act of 2002 for Martin Bajic.

12.3*        Section 906 Certification under Sarbanes-Oxley Act of 2002 for Steve Bajic.

12.4*        Section 906 Certification under Sarbanes-Oxley Act of 2002 for Martin Bajic.

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PAN AMERICAN GOLD CORPORATION

Per:	/s/ Steve Bajic
Steve Bajic
President and Chief Executive Officer

Dated : July 10, 2007

CW1278148.2