Form 20-F/A
period 2006-12-31
PAN AMERICAN GOLD CORP
filed 2007-08-23
CIK 1205059

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

Name Office Held	Number of Common Shares Beneficially Owned as of May 11, 2006	Percentage(1)
Steve Bajic President, Chief Executive Officer and Director	525,000(2)	1.5%
Martin Bajic Chief Financial Officer	150,000(3)	*
Giovanni Lopez Director	75,000(4)	*
Denny Roman Director	Nil	N/A
* Less than 1%.

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 30, 2007

CW1384229.2

Pan American Gold Corporation

(an Exploration Stage Company)

Consolidated Balance Sheets

For the years ended December 31, 2006 and 2005

	2006	2005

ASSETS
Current	$120,689	$3,693
Cash	9,721	1,700
Other receivables	130,410	5,393

Investment in limited partnership (Note 3)	-	2,926,910
Resource properties (Note 4)	176,707	318,399
	$307,117	$3,250,702

LIABILITIES
Current	$65,685	$90,926
Accounts payable and accrued expenses	70,229	-
Loans payable (Note 5)	135,914	90,926

Promissory note (Note 3)	-	3,134,515
	135,914	3,225,441

STOCKHOLDERS’ EQUITY
Share capital (Note 6)	8,509,552	8,075,829
Contributed surplus	223,323	220,820
Deficit	(8,561,672)	(8,271,388)
	171,203	25,261

	$307,117	$3,250,702

APPROVED ON BEHALF OF THE BOARD:

/s/ “Steve Bajic”	/s/ “Giovanni Lopez”
Director	Director

CW1384229.2

Pan American Gold Corporation

(an Exploration Stage Company)

Consolidated Statements of Operations

For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
EXPENSES

Consulting	$135,640	$210,504	$359,258
Management fees	69,975	-	-
Legal	68,754	24,613	71,742
Investor relations	59,258	-	-
Accounting	47,530	38,098	29,194
Transfer agent and filing fees	44,688	21,163	26,218
Directors’ fees	36,000	-	-
Rent, office and administration	17,537	5,940	18,048
Travel	11,662	-	13,559
Interest and bank charges	1,781	836	3,402

	(492,825)	(301,154)	(521,421)

OTHER INCOME (EXPENSES)

Gain on disposal of partnership interest (Note 3)	278,860	-	-
Interest income	5,029	93	151
Foreign exchange gain (loss)	(8,519)	3,862	56,504
Resource properties written off	(11,574)	(62,081)	(554,261)
Interest on promissory note	(61,255)	(137,057)	(149,893)
Refund of previously written off bond	-	4,455	-
Partnership income	-	-	204,402
Write off of advances	-	-	(18,054)

Loss before recovery of income taxes	(290,284)	(491,882)	(982,572)

Recovery of income taxes	-	63,804	-

Net loss	$(290,284)	$(428,078)	$(982,572)

Deficit, beginning of year	(8,271,388)	(7,843,310)	(6,860,738)

Deficit, end of year	$(8,561,672)	$(8,271,388)	$(7,843,310)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.03)

Weighted Average Common Shares Outstanding	34,916,128	34,706,618	32,775,811

CW1384229.2

Pan American Gold Corporation

(an Exploration Stage Company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2006, 2005 and 2004

2006		2005	2004
Operating Activities
Net loss	$(290,284)	$(428,078)	$(982,572)
Add (deduct) items not affecting cash:
Stock-based compensation	132,655	64,359	186,641
Interest on promissory note	61,255	137,057	149,893
Resource properties written off	11,574	62,081	554,261
Gain on disposal of partnership interest	(278,860)	-	-
Recovery of income taxes	-	(63,804)	-
Write off of advances	-	-	18,054
Write off of other asset	-	-	10,574
Partnership income	-	-	(152,835)

	(363,660)	(228,385)	(215,984)

Changes in non-cash working capital balances
Other receivables	(8,021)	32,130	(16,779)
Deposits	-	18,951	(18,951)
Accounts payable	4,557	82,605	(70,088)
	(367,124)	(94,699)	(321,802)

Investing Activities
Proceeds on disposal of partnership interest	10,000	-	-
Increase in resource properties	(174,809)	(52,271)	(533,487)
Decrease (increase) in reclamation bonds	-	36,114	(36,114)
Cash acquired from business combination	-	-	322,191
Increase in advances	-	-	(18,054)
	(164,809)	(16,157)	(285,464)

Financing Activities
Increase in share capital	578,700	-	3,333
Increase (decrease) in loans payable	70,229	(43,500)	(6,908)
Increase in promissory note	-	73,490	-
Increase in share subscriptions	-	-	692,671
	648,929	29,990	689,096

Increase (decrease) in cash	116,996	(80,866)	81,830
Cash, beginning of year	3,693	84,559	2,729

Cash, end of year	$120,689	$3,693	$84,559

Supplemental Disclosure of Cash Flow Information
Cash paid for:
Interest	$-	$-	$-

Income Taxes	$-	$-	$-

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

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

4. RESOURCE PROPERTIES

2006

	Lennie	Eskay Creek	Huicicila	Total

Interest in Claims:

Balance, beginning of year	$-	$69,274	$-	$69,274

Additions	-	-	22,342	22,342
Disposals	-	(69,274)	-	(69,274)

Balance, end of year	-	-	22,342	22,342

Exploration Expenditures:

Balance, beginning of year	13,269	235,856	-	249,125

Current expenditures (Geophysics)	-	-	141,096	141,096
Disposals	-	(235,856)	-	(235,856)

Balance, end of year	13,269	-	141,096	154,365

Balance, end of year	$13,269	$-	$163,438	$176,707

CW1384229.2

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

4. RESOURCE PROPERTIES (Continued)

2005

	Lennie	Dorado and Nevada	Eskay Creek	Kinsley and Pinnacle	Huicicila	Total

Interest in Claims:
Balance, beginning of year	$-	$11,806	$69,274	$-	$-	$81,080

Additions	-	36,759	-	-	-	36,759
Written-off	-	(48,565)	-	-	-	(48,565)

Balance, end of year	-	-	69,274	-	-	69,274

Exploration Expenditures:
Balance, beginning of year	12,775	1,313	233,041	-	-	247,129

Current expenditures
(Geophysics)	-	-	3,309	12,203	-	15,512
Less: Expenditures
written-off	-	(1,313)	-	(12,203)	-	(13,516)

Balance, end of year	12,775	-	236,350	-	-	249,125

Balance, end of year	$12,775	$-	$305,624	$-	$-	$318,399

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

CW1384229.2

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

CW1384229.2

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

CW1384229.2

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

6. SHARE CAPITAL (continued)

Warrants:

2006

Exercise Price	Balance December 31, 2005	Issued	(Exercised)	(Expired)	Balance December 31, 2006	Expiry Date

$0.83	420,533	-	-	(420,533)	-	March 7, 2006
US $0.80	-	1,000,000	-	-	1,000,000	April 10, 2007
	420,533	1,000,000	-	(420,533)	1,000,000

2005

Exercise Price	Balance December 31, 2004	Issued	(Exercised)	(Expired)	Balance December 31, 2005	Expiry Date

$0.83		454,544	-	(454,544)	-	October 5, 2005
$0.83	-	420,533	-	-	420,533	March 7, 2006

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

CW1384229.2

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

7. STOCK OPTION PLAN AND STOCK BASED COMPENSATION (Continued)

Stock Option Plan (continued)

Changes in the Company's stock options for the years ended December 31, 2006 and 2005 are summarized below:

	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price

Balance, beginning of year	1,133,334	$0.02	1,133,334	$0.02

Granted	1,200,000	0.35	-	-
Cancelled	(1,133,334)	(0.02)	-	-

Balance, end of year	1,200,000	$0.35	1,133,334	$0.02

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

CW1384229.2

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

b)	During the year ended December 31, 2006 the Company settled accounts payable to a director of $30,000 by issuing 100,000 common shares.

c)	As described in Note 4, the optionor of the Huicicila property is a director.

d)	Accounts payable and accrued expenses includes $16,653 (2005: $ 85,008; 2004: $993) owing to directors and former directors.

e)	Resource properties include consulting fees paid to directors of $83,822 (2005: $Nil).

10. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2006	2005	2004
Canadian statutory income tax rates	35%	36%	36%

Income tax recovery at statutory rate:	$100,496	$175,208	$349,992
Effect on income taxes of:
Non-deductible stock compensation expense	(45,925)	(23,031)	(66,482)
Valuation allowance	(54,571)	(88,373)	(283,510)

Income tax recovery	$-	$63,804	$-

CW1384229.2

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

10. INCOME TAXES (Continued)

The following table reflects future income tax assets as at December 31, 2006 and 2005:

Future income tax assets:
Unclaimed non-capital losses	$371,254	$334,071
Unclaimed capital losses	86,550	89,050
Tax value of mineral properties in excess of accounting value	276,629	180,835
Valuation allowance	(734,433)	(603,956)

	$-	$-

The Company has a capital loss of $500,000 which can be carried forward indefinitely to reduce future capital gains.

The Company has non-capital losses of $1,072,368. The non-capital losses expire annually on December 31 as follows:

2007	$113,043
2008	222,794
2009	166,928
2014	5,310
2015	429,801
2026	134,492
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

CW1384229.2

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

11. SUBSEQUENT EVENTS (Continued)

d)

The Company did not meet its payment obligations due in May 2007 under its option agreement for the Huicicila (Miravalles) property in Nayarit State, Mexico and announced on May 16, 2007 that it would not proceed with the project.

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

CW1384229.2

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

c)            Reconciliation of Canadian and U.S. GAAP - The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations, the balance sheets and the statements of cash flows are as follows:

Balance Sheets:

	2006	2005

Total assets under Canadian GAAP	$307,117	$3,250,702
Adjustments to US GAAP:
Resource properties expensed	(154,365)	(318,399)

Total assets under US GAAP	$152,752	$2,932,303

Total liabilities under Canadian and US GAAP	$135,914	$3,225,441

Total equity under Canadian GAAP	171,203	25,261
Adjustments to US GAAP:
Resource properties expensed	(154,365)	(318,399)

Total equity under US GAAP	16,838	(293,138)

Total liabilities and equity under US GAAP	$152,752	$2,932,303

CW1384229.2

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Statements of Operations:

	2006	2005	2004

Total loss under Canadian GAAP	$(290,284)	$(428,078)	$(982,572)
Adjustments to US GAAP:
Resource properties written-off	11,574	62,081	554,261
Resource properties expensed	(152,670)	(52,271)	(869,696)

Net loss under US GAAP	$(431,380)	$(418,268)	$(1,298,007)

Net loss per share under U.S. GAAP	$(0.01)	$(0.01)	$(0.04)

CW1384229.2

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Statements of Cash Flows:

	2006	2005	2004

Cash used in operating activities as reported under Canadian GAAP	$(367,124)	$(94,699)	$(321,802)
Adjustments to US GAAP:
Resource Properties Written-off	11,574	62,081	554,261
Resource Properties Expensed	(152,670)	(52,271)	(869,696)

Cash used in operating activities as reported under US GAAP	$(508,220)	$(84,889)	$(637,237)

Cash used in investing activities as reported under Canadian GAAP	$(164,809)	$(16,157)	$(285,464)
Adjustments to US GAAP:
Resource Properties Written-off	(11,574)	(62,081)	(554,261)
Resource Properties Expensed	152,670	52,271	869,696

Cash used in investing activities as reported under US GAAP	$(23,713)	$(25,967)	$29,971

Cash used in financing activities as reported under Canadian GAAP	$648,929	$29,990	$689,096
Adjustments to US GAAP	-	-	-

Cash used in financing activities as reported under US GAAP	$648,929	$29,900	$689,096

CW1384229.2

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)            Earnings per share reconciliation – Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2006	2005	2004

Numerator
Net loss under U.S. GAAP	$(431,380)	$(418,268)	$(1,298,007)

Denominator
Weighted average number of common shares
outstanding	34,916,128	34,706,618	32,775,811

Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.04)

CW1384229.2

ITEM 19	Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

(1)	Articles of Incorporation and By-laws:

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

CW1384229.2

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

4.10        Agreement of Purchase and Sale dated June 9, 2006 with 2006 Hydro Blue Ltd., as trustee of the Blue Chad Family Trust (incorporated by reference from our Annual Report on Form 20-F filed on July 10, 2007).

4.11        Debt Settlement and Subscription Agreement dated October 5, 2006 with Ramon Farias (incorporated by reference from our Annual Report on Form 20-F filed on July 10, 2007).

(11)	Code of Ethics

11.1        Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

(12)	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Steve Bajic.
12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Martin Bajic.
12.3*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Steve Bajic.
12.4*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Martin Bajic.
(99)	Additional Exhibits
99.1	Consent of Manning Elliot, Chartered Accountants

*Filed herewith

CW1384229.2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PAN AMERICAN GOLD CORPORATION

Per:	/s/ Steve Bajic
Steve Bajic
President and Chief Executive Officer

Dated : August 23, 2007

CW1384229.2