Form 20-F/A
period 2006-12-31
PAN AMERICAN GOLD CORP
filed 2007-09-07
CIK 1205059

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 2

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

          (a)           the non-resident holder,

             (b)           persons with whom the non-resident holder did not deal at arm's length - or,

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

/s/ Manning Elliott

Chartered Accountants

Vancouver, British Columbia, Canada

April 30, 2007 (except as to Note 11. d) which is dated May 16, 2007)

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

/s/ Manning Elliott

Chartered Accountants

Vancouver, British Columbia, Canada

April 30, 2007 (except as to Note 11. d) which is dated May 16, 2007)

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

(11)	Code of Ethics

11.1         Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

(12)	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Steve Bajic.
12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Martin Bajic.
12.3*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Steve Bajic.
12.4*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Martin Bajic.
(99)	Additional Exhibits
99.1*	Consent of Manning Elliot, Chartered Accountants

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PAN AMERICAN GOLD CORPORATION

Per:	/s/ Steve Bajic
Steve Bajic
President and Chief Executive Officer

Dated : September 7, 2007

CW1384229.4