Form 20-F
period 2007-12-31
PAN AMERICAN GOLD CORP
filed 2008-06-30
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Not Applicable
(Translation of Registrant’s Name into English)

Ontario, Canada
(Jurisdiction of incorporation or organization)

Suite 605 – 475 Howe Street
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

Not Applicable
Title of Class

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 37,766,256 common shares, without par value, issued and outstanding as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES   [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [ ] YES [X] NO

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
[X] YES   [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]                  Accelerated filer [   ]                      Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-
2 of the Exchange Act).
[X] YES   [   ] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections
12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed by a court. [   ] YES   [   ] NO

PART I

This annual report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors”, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms “we”, “us”, “our”, and “Pan American” mean Pan American Gold Corporation, unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1               Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2               Offer Statistics and Expected Timetable

Not applicable.

ITEM 3               Key Information

A.             Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31, 2007. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles for our financial information. The information presented below for the five year period ended December 31, 2007 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”. The data is presented in Canadian dollars.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Years Ended December 31 (Audited)

CANADIAN GAAP	2007	2006	2005	2004	2003
Net Sales or Operating Revenue	-	-	-	-	-
Administrative Expenses	$373,800	$492,825	$301,154	$521,421	$102,211
Resource Properties Written-Off	$234,920	$11,574	$62,081	$554,261	$7,500
Income (Loss) From Operations	($602,917)	($290,284)	($491,882)	($982,572)	($104,375)

CANADIAN GAAP	2007	2006	2005	2004	2003
Other Income	-	$278,860	-	$204,402	-
Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	($602,917)	($290,284)	($428,078)	($982,572)	($104,375)
Net Income (Loss) from Operations per Common Share	($0.02)	($0.01)	($0.01)	($0.03)	($0.03)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$35,985	$307,117	$3,250,702	$3,428,573	$17,474
Net Assets	($99,765)	$171,203	$25,261	$452,784	($89,012)
Capital Stock	$8,827,569	$8,509,552	$8,075,829	$7,446,962	$6,769,726
Number of Common Shares (adjusted to reflect changes in capital)	37,766,256	35,227,116	34,927,116	34,052,039	4,358,521
Diluted Net Income per Common Share	($0.02)	($0.01)	($0.01)	($0.03)	($0.03)
Long-Term Debt	-	-	$3,134,515	$2,923,968	-
Cash Dividends per Common Share	-	-	-	-	-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Years Ended December 31 (Audited)

UNITED STATES GAAP	2007	2006	2005	2004	2003
Net Sales or Operating Revenue	-	-	-	-	-
Other Income	-	$278,860	-	$204,402	-
Net Income (Loss) for the year	$446,719	($431,380)	($418,268)	($1,351,537)	($104,494)
Net Income (Loss) from Operations per Common Share	($0.01)	($0.01)	($0.01)	($0.04)	($0.00)
Total Assets	$15,476	$152,752	$2,932,303	$3,100,364	$4,699
Number of Common Shares (adjusted to reflect changes in capital)	37,766,256	35,227,116	34,927,116	34,052,039	30,515,373
Cash Dividends per Common Share	-	-	-	-	-

Reconciliation to United States Generally Accepted Accounting Principles

A reconciliation to United States generally accepted accounting principles is included in Note 12 to the audited financial statements. Significant differences include accounting for compensation expense.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On May 15, 2008, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $0.9996. For the past five fiscal years ended December 31, and for the monthly periods between January 1, 2008 and May 31, 2008, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 2003	$1.4008
December 31, 2004	$1.3017
December 31, 2005	$1.212
December 31, 2006	$1.1340
December 31, 2007	$1.0742

Month ended	High / Low
December 2007	$1.0216/$0.9784
January 2008	$1.0294/$0.9905
February 2008	$1.0188/$0.9717
March 2008	$1.0275/$0.9841
April 2008	$1.0268/$1.0021
May 2008	$1.0242/$0.982

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

The mineral industry is intensely competitive in all phases. We compete with many companies possessing greater financial resources and technical facilities than we have for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. Due to the current market for base and precious metals, we believe that competition will be a factor which may confine our ability to retain qualified geologists and consultants, and to acquire interests in mineral properties with significant potential.

The fact that we have not earned any revenues since our incorporation raises substantial doubt about our ability to continue as a going concern.

We have not generated any revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash in the amount of $4,667 as of December 31, 2007. We estimate our average monthly operating expenses to be $10,000 to $15,000 per month. As a result, we need to generate significant revenues from our operations or acquire financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern as described in an explanatory paragraph to our independent auditors’ report on our financial statements for the year ended December 31, 2007. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year ending December 31, 2008, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

We have not generated any revenue from our business and we may need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to new opportunities and cover administrative expenses. We anticipate that we will need to raise further financing for the 12 month period ending December 31, 2008 in the approximate amount of $500,000. We do not currently have any arrangements for financing and we can provide no assurance to investors we will be able to find such financing if required. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay our future indebtedness or that we will not default on our future debts, jeopardising our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct business and explore our properties, which might result in the loss of some or all of your investment in our common stock.

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

The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that the mineral claims that we have an option to acquire contain commercially exploitable reserves. Exploration for minerals is a speculative venture necessarily involving substantial risk. The probability of an individual prospect having reserves and being commercially profitable is remote and if a property does not contain any reserves, the funds we have spent or will spend on exploration of such property will be lost.

We are subject to environmental protection legislation with which we must comply or suffer sanctions from regulatory authorities.

If the results of our geological exploration program indicate commercially exploitable reserves and we decide to pursue commercial production of our mineral claims, we may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that we would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve our mine or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

There may be defects to the title of the mineral claims, and as result, we could lose our interest in such claims.

The mining claims in which we have an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims have not been converted to lease and tenure, and are, accordingly, subject to annual compliance with assessment work requirements. Other parties may dispute title to our mining properties. While we have investigated title to all mineral claims and, to the best of our knowledge, titles to all properties are in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects.

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

While engaged in the business of exploiting mineral properties, we do not have sufficient funds to undertake our planned current exploration projects. In addition, if our exploration programs are successful, additional financing will be required to develop the mineral properties identified and to place them into commercial production. The exploration and development of our mineral properties is, therefore, dependent upon our ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of exploration work on our mineral properties, as well as the possible loss of such properties.

Fluctuation in foreign currency exchange rates may affect our results.

While engaged in the business of exploiting mineral properties, our operations outside of Canada make us subject to foreign currency fluctuation and such fluctuation may adversely affect our financial position and results. Our management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, we may suffer losses due to adverse foreign currency fluctuations.

We are dependant on the services of certain key employees, namely John Toljanich, Chief Executive Officer and Brent Petterson, Chief Financial Officer and the loss of these key employees may have a materially adverse effect on our company.

While engaged in the business of exploiting mineral properties, our ability to continue our exploration of potential projects and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our growth has depended, and in the future will continue to depend, on the efforts of our key management employees. Loss of any of these people would have a material adverse effect on us. Currently we do not have any contracts with our key employees and we do not have key-man life insurance.

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

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue options to any of our employees, directors or consultants.

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

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. The dilution may result in a decline in the market price of our shares.

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

Trading of our stock may be restricted by the Securities and Exchange Commission’s “Penny Stock” regulations which may limit a stockholder’s ability to buy and sell our stock.

The United States Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

Financial Industry Regulatory Authority (FINRA) sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

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

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for our company and a diversion of management’s attention and resources.

United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2008 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, United States citizens should review the section entitled “Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies” contained in this annual report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

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

ITEM 4               Information on our company

A.             History and Development of our company

Our company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name “Jolly Jumper Products of America Limited”. On September 25, 1987, our name was changed to Sun Valley Hot Springs Ranch Inc. We changed our name to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998, we changed our name to Tri-Lateral Venture Corporation and on May 6, 2004, we changed our name to our present legal and commercial name “Pan American Gold Corporation”. We are a reporting issuer under the securities laws of the Province of Ontario.

Our corporate offices are located at Suite 605-475 Howe Street, Vancouver, British Columbia, Canada, V6C 2B3. Our telephone number is (604) 684-4312 and our facsimile number is (604) 608-4740.

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

On May 6, 2004, our issued and unissued shares of common stock were split on the basis of seven (7) common shares for each one (1) common share and our name was changed to Pan American Gold Corporation. The forward split and name change were effected with the OTC Bulletin Board on June 2, 2004 at which time our trading symbol was changed to “PNAMF”.

On May 6, 2004, we entered into a share purchase agreement with Pan American Gold Corporation, a Nevada corporation, Graham Douglas and the shareholders of Pan American Nevada, whereby we acquired Pan American Nevada in consideration for the issuance of an aggregate of 3,370,000 shares of our common stock. The shares represented approximately 9.9% of our company’s outstanding shares on closing of the transaction. As a condition to the closing under the share purchase agreement, our board of directors appointed Richard Bachman as a member of our board of directors, and Kevin Hanson and Alan Crawford resigned as directors and officers of our company. On May 7, 2004 Michael Sweatman was appointed as a director of our company. With the acquisition of the Nevada subsidiary, we acquired the following four properties: Kinsley and Pinnacle located in Nevada, United States; Cactus in California, United States; and Eskay Creek in British Columbia, Canada. During 2004, we

conducted some exploratory drilling on the Cactus and Kinsley properties. The exploration results were disappointing and these properties were subsequently abandoned. The Pinnacle property was abandoned when difficulties obtaining necessary permitting did not allow for any on site evaluation prior to a significant property payment.

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

We entered into a Termination Agreement dated February 6, 2006 with Matthew J. Mason and Pan American Nevada, whereby Pan American Nevada transferred its undivided 75% interest in and to certain mining claims located in the Eskay Creek region, Skeena and Liard Mining Divisions, British Columbia, Canada. Pursuant to the agreement, Pan American Nevada assigned its interest in the Eskay Creek Property to Matthew Mason in consideration for the return to treasury of 800,000 common shares in the capital of our company. These shares were returned to treasury on January 5, 2007.

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

In early 2007, we decided to dispose of our interest in Huicicila (Miravalles) property in Nayarit State, Mexico based on the difficulty in securing financing. This property would have required a significant level of expenditure in the summer of 2007 in order to maintain our interest and consequently the disposition decision was made. We have maintained our interest in the Lennie property located in Ontario, Canada.

On March 5, 2007, we completed a private placement of 814,140 units to four investors at a price of US$0.10 per unit for net proceeds of $95,930. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share for US$0.20 until March 5, 2009.

On August 24, 2007, we completed a private placement of 1,000,000 units to one investor at a price of US$0.05 per unit for net proceeds of $51,860. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share for US$0.05 until August 24, 2009.

B.             Business Overview

We are in the business of acquiring, exploring and developing resource properties. Following the abandonment of the Kinsley, Pinnacle, Cactus, Eskay Creek and Huicicila properties, our only remaining property is the Lennie Property, a gold exploration project located in the Red Lake gold camp in the Province of Ontario, Canada. For more information regarding our Lennie property, please refer to the section “Property, Plant and Equipment” below.

We do not have defined mineral resources or reserves on our Lennie property. Discovering new mineral deposits is dependent upon a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, proximity to infrastructure and metal prices. The prices of most metals, including gold, have increased significantly over the past year, improving the probability of success that a new discovery will be economic, as well as the improving access to capital to finance on-going activities.

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

The analysis of new property interests will be undertaken by, or under the supervision of, our management and board of directors. Although the mining industry is currently very competitive, management believes that many undervalued prospective properties remain available for acquisition purposes.

Material Effects of Government Regulations

The current and anticipated future operations of our company, including further exploration activities, require permits from various Canadian federal and provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on our company and cause increases in capital expenditures which could result in a cessation of operations by our company. We had no material costs related to compliance and/or permits in recent years, and we anticipate no material costs in the next year.

C.             Organizational Structure

As at the date of this annual report, we have one wholly-owned subsidy, Compania Minera P.A.M. de C.V., a company incorporated pursuant to the laws of Mexico. Our wholly-owned subsidiary, Pan American Gold Corporation, a company incorporated pursuant to the laws of the State of Nevada, was dissolved effective April 18, 2008.

D.             Property, Plant and Equipment

Our office facilities at Suite 605-475 Howe Street, Vancouver, British Columbia, Canada are being rented at a cost of $500 per month, which includes out-of-pocket costs associated with the operation of our offices such as telephone, photocopier and other direct expenses. We anticipate that these premises will be sufficient for our business operations for the foreseeable future.

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

Location and Access

The Balmertown - Red Lake area is a well-established mining center 165 miles by air northeast of the city of Winnipeg, Manitoba. Red Lake has daily air service from Winnipeg and Thunder Bay, Ontario, via Sioux Lookout. Balmertown has a year-round paved road connecting it with the town of Red Lake, ten kilometers to the west on Highway 125. From Red Lake, paved Highway 105 extends southward 115 miles to the village of Vermilion Bay on Highway 17, the Trans Canada Highway.

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

Two felsic tuff units are recognized. A northern unit identified from drill hole locations in the western part of the claim group, possibly extends across the property. The second, larger felsic tuff unit extends along the southern contact of the central iron formation, intersected in drill holes near the east and western boundaries of the property. These latter tuffs are intensely altered rocks that are unexposed, lying beneath low, swampy ground. This type of alteration has been identified as a very positive factor for gold mineralization.

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

Previous Work Done by Former Owners

Three separate investigations have been undertaken over 42 years. This has led to possible discrepancies in correlating data from one survey to the next. In each case, a grid was established without tying into the previous work. Only the 1975 drill collars were left and can be precisely located. Permanent location markers were not erected for either the 1946 or 1967 drilling. The grids established in 1946 and 1975 were largely eradicated by logging sometime after 1975. The 1987 grid is poorly recognized as the north half of the claims have been extensively reforested.

Following staking of the property, the claim block perimeter was surveyed to bring the ground to patent. Geological mapping and a magnetometer survey were completed over a grid with 200-foot line spacings oriented 360 degrees. Data was presented on 1” to 200’ scale maps. Corrections for drift in the magnetometer survey was by looping to a common base line station. From the data, a west-northwest shear or fault was identified as crossing the property. These surveys do not appear to have covered claim 22687.

Diamond drilling of six holes was completed for a total of 4,381 feet. The core size was E core with split samples taken for assay. No structural information was collected from the drill core, only general lithological descriptions. This work was sufficient to bring the claims to patent.

Dome Exploration Ltd. optioned the property from Lennie Red Lake Gold Mines for the period 1975 - 1976. A new grid was established with lines at 200-foot intervals oriented 010 degrees. The drill log records state the holes were drilled grid north at 015 degrees while the geology map with the grid-plotted states baseline at 100 degrees with crosslines at 010 degrees. A matching of the 1946, 1975 and 1987 magnetic data supports the 010 degree orientation of the 1976 grid.

A magnetic survey was completed over the entire grid with data and contours plotted at 1” to 200’ scale. Magnetic data was corrected using repeat stations and not using a base station magnetometer.

An EM survey carried out over the entire grid identified three highly conductive zones trending west-northwest across the property. The southern zone, or more properly group of zones, lies within the southern iron formation. The middle conductor is a single well-defined conductor in the center of the property with defined east and west terminations. It does not continue on the adjoining property to the east. The northern conductor is in the far northwest of the property. The good correlation between magnetic signature and conductivity has led to interpreting all conductors as sulphide facies iron formation.

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

No evidence of the earlier 1946 work was observed, making correlations to the early work inexact. The drill hole casings were left, such that their exact locations can not be determined.

A successor company to Lennie, International RSV Resources Corp., carried out further fieldwork in 1987. A grid with lines oriented 360 degrees at 200’ spacing was cut. The grid did not extend to the western boundary of the property. Another magnetometer survey was undertaken with a contoured map presented without numerical data. A base station magnetometer was not used to correct the data. Similar features to those identified in the earlier magnetic surveys were reconfirmed.

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

A.             Operating Results

Year ended December 31, 2007 Compared to Year ended December 31, 2006

Operations during the year ended December 31, 2007 were primarily related to the exploration of our Huicicila (Miravalles) Property in Nayarit State, Mexico. This property would have required a significant level of expenditure in the summer of 2007, and consequently it was decided that we would not proceed with this property.

Administrative expenses totalled $373,800 for the year ended December 31, 2007 compared to $492,825 for the year ended December 31, 2006. The Company’s decreased activity in exploration and general operations caused expenses to decrease in most aspects of its business.

We incurred a net loss for the year ended December 31, 2007 of $602,917 or ($0.02) per share compared to a net loss of $290,284 or ($0.01) per share for the year ended December 31, 2006. The increase in net loss in 2007 was due to resource properties written-off in 2007 of $234,920. In addition, in 2006, we had a one-time gain on disposal of a partnership interest of $278,860.

Year ended December 31, 2006 Compared to Year ended December 31, 2005

Operations during the year ended December 31, 2006 were primarily related to the exploration of our properties.

Administrative expenses totalled $492,825 for the year ended December 31, 2006 compared to $301,154 for the year ended December 31, 2005. The increase in administrative expenses was due to an overall increase in management fees, investor relations, directors’ fees, transfer agent and filing fees, rent, office and administration, travel and legal fees and a decrease in consulting fees.

We incurred a loss for the year ended December 31, 2006 of $290,284 or ($0.01) per share compared to a loss of $428,078 or ($0.01) per share for the year ended December 31, 2005.

B.             Liquidity and Capital Resources

As at December 31, 2007

During the year ended December 31, 2007, we used $214,112 on operating activities, used $78,722 in investing activities and received $176,812 in financial activities, thereby decreasing our cash position from $120,689 at December 31, 2006 to $4,667 at December 31, 2007.

We had a working capital deficit of $120,274 as at December 31, 2007 compared to a working capital deficit of $5,504 as at December 31, 2006.

General and administrative expenses were $373,800 for the year ended December 31, 2007 compared to $492,825 for the year ended December 31, 2006, which included a non-cash charge of $146,994 (2006: $132,655) for stock-based compensation. The decrease was attributable to decreases in legal, investor relations, transfer agent and filing fees and directors’ fees during the year ended December 31, 2007.

On October 5, 2006, we settled $30,000 in debt owed to a former director of our company by the issuance of 100,000 shares of common stock of our company.

On March 5, 2007, we completed a private placement of 814,140 units to four investors at a price of US$0.10 per unit for gross proceeds of US$81,414. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share for US$0.20 until March 5, 2009.

On August 24, 2007, we completed a private placement of 1,000,000 units to one investor at a price of US$0.05 per unit for gross proceeds of US$50,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share for US$0.05 until August 24, 2009

In early 2007, we decided to dispose of our interest in Huicicila (Miravalles) property in Nayarit State, Mexico based on the difficulty in securing financing and the limited exploration season and determined to seek new properties and raise additional financings. This property would have required a significant level of expenditure in the summer of 2007 in order to maintain our interest and consequently the disposition decision was made. We have maintained our interest in the Lennie property located in Ontario, Canada.

Activity for 2008 will focus on the Lennie property assuming that we can obtain additional financing. We are also continuing to review other potential acquisitions and joint venture opportunities.

We estimate that our general and administrative expenses will be approximately $150,000 for the twelve-month period ending December 31, 2008. We had cash of $4,667 and current assets of $15,476 as at December 31, 2007. As our cash and current assets are less than our estimated operating expenses, we anticipate that such funds will not be sufficient to pay our estimated expenses for the period ending December 31, 2008. We intend to fulfill any additional cash requirements through short-term loans and/or the sale of our equity securities.

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

We expect to spend minimal amounts on exploration for the period ended December 31, 2008 unless significant amounts of capital are raised; beyond that time, our budget will be determined based on a number of factors including the availability of funds and the success of exploration conducted to that date. We expect that we will need to raise additional funding through private placements of our equity securities and/or debt financing to carry out additional exploration activities on our properties.

Exploration Program

We anticipate that we will expend minimal amounts on exploration over the twelve month period ending December 31, 2008.

Purchase of Significant Equipment

We do not intend to purchase any significant equipment over the twelve month period ending December 31, 2008.

Employees

Our company is currently operated by John Toljanich, as our President, Secretary and Chief Executive Officer, and Brent Petterson, as our Chief Financial Officer. We currently have no employees and we do not anticipate hiring any employees over the twelve month period ending December 31, 2008.

US GAAP

The results of operations discussed above are based on our audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 12 to the audited financial statements included elsewhere in this annual report. Significant differences between Canadian GAAP and US GAAP include:

- Canadian GAAP allows mineral exploration costs to be capitalized during the search for a commercially mineable deposit. Under US GAAP, mineral exploration costs are expensed as incurred and mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. Our company assesses the carrying costs for impairment under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” at each fiscal quarter end. As we have not established proven and probable reserves on any of our mineral properties, an impairment loss is recognized for capitalized mineral property acquisition costs.

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

Critical Accounting Policies-Foreign currency translation

The accounts of our company are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated into Canadian dollars at the exchange rate in effect on the respective transaction dates.

Translation gains and losses relating to monetary items are included in operations.

The Company’s US subsidiary is considered an integrated foreign subsidiary which is financially and operationally dependent on the Company. The company uses the temporal method to translate the accounts of its integrated US operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period except for amortization, which is translated on the same basis as the related asset. The resulting gains or losses are recognized in income.

C.             Research and Development, patents, licenses etc.

We do not currently and did not previously have research and development policies in place. Over the past three fiscal years, we expended minimal amounts on the exploration of our various mining properties.

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

ITEM 6               Directors, Senior Management and Employees

A.             Directors and Senior Management

The following table sets forth the names, business experience and area of expertise of each of our directors and officers, as at June 11, 2008:

Name / Office Held / Age	Function and Areas of Experience in the Company
John Toljanich (1) President, Chief Executive Officer, Secretary and Director Age 69	As the president, chief executive officer, secretary and a director, Mr. Toljanich is responsible for the overall management of the affairs and business of our company.
Brent Petterson (2) Chief Financial Officer and Director Age: 47	As the chief financial officer and a director, Mr. Petterson is responsible for the financial management of the affairs and business of our company.
Roy Brown Director Age: 61	As a director, Mr. Brown is responsible for the management and supervision of the affairs and business of our company.

(1)	John Toljanich replaced Steve Bajic as president and chief executive officer effective May 8, 2008.

(2)	Brent Petterson replaced Martin Bajic as chief financial officer effective May 8, 2008.

John Toljanich - President, Chief Executive Officer, Secretary and Director

Mr. Toljanich is a retired businessman with extensive involvement as a director and management of public resource and energy companies over the last fifteen years. Prior to this he has thirty years experience in land and improvement appraisals and supervision. Mr. Toljanich currently chairs property assessment review panels.

Brent Petterson – Chief Financial Officer and Director

Mr. Petterson is a certified general accountant. He has fifteen years experience in financial reporting matters associated with public companies. He is currently on the board of directors of Garibaldi Resources Corp. and is the chief financial officer of Pacific Coast Nickel Corp.

Roy Brown – Director

Mr. Brown has been a director of several public resource and energy companies. He is the president of Roymor Market Services Inc., a private company in the business of assisting public companies in identifying sources of capital. Mr. Brown is currently a consultant to Zena Capital Corp., a public company involved in barite mining in British Columbia, Canada.

Family Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.             Compensation

The following table sets out the compensation provided to our directors and executive officers for performance of their duties during the fiscal year ended December 31, 2007.

	Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position	Salary	Bonus	Other Annual Compen- sation (1)	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen- sation
Steve Bajic (2) Former President & Chief Executive Officer	Nil	Nil	$72,346 (3)	500,000 (4)	Nil	Nil	Nil
Martin Bajic (5) Former Chief Financial Officer	$14,590 (10)	Nil	Nil	500,000 (4)	Nil	Nil	Nil
Giovanni Lopez Former Director (6)	Nil	Nil	Nil	100,000 (7)	Nil	Nil	Nil
Denny Roman Former Director (8)	Nil	Nil	Nil	100,000 (9)	Nil	Nil	Nil

(1)

The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000, or 10% of the total of the annual salary and bonus, are not reported herein.

(2)	Steve Bajic was appointed President and Chief Executive Officer of our company on March 20, 2006. He resigned from those positions effective May 8, 2008, when he was replaced by John Toljanich.

(3)	LF Ventures Inc., a company controlled by Steve Bajic, received $72,346 from our company during the fiscal year ended December 31, 2007.

(4)	These options were granted on September 5, 2007 at an exercise price of $0.05 per share. They will expire on May 8, 2008 as a result of Messrs. Bajics’ resignations.

(5)	Martin Bajic was appointed chief financial officer of our company on August 22, 2006 and resigned effective May 8, 2008, when he was replaced as chief financial officer by Brent Petterson.

(6)	Mr. Lopez resigned as a director of our company on March 13, 2008, and John Toljanich assumed his position as director.

(7)	The options were granted on September 5, 2007 at an exercise price of $0.05 per share. They will expire on March 13, 2008 as a result of Mr. Lopez’s resignation.

(8)	Mr. Roman resigned as a director of our company on February 15, 2008 and Brent Petterson assumed his position as director.

(9)	The options were granted on September 5, 2007 at an exercise price of $0.05 per share. They expired on February 15, 2008 as a result of Mr. Roman’s resignation.

(10)	Martin Bajic received a salary of $14,590 for accounting services during the fiscal year ended December 31, 2007.

Pension, Retirement or Similar Benefits

We do not provide retirement benefits for directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2007 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

Compensation Of Directors

No cash compensation was paid to any of our directors for director’s services as a director during the fiscal year ended December 31, 2007. We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

C.             Board Practices

The directors are re-elected at the annual general meeting of our shareholders and our officers are re-elected at a directors’ meeting following the annual general meeting. The last annual general meeting was held on June 27, 2007 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed at the next annual general meeting, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Ontario Business Corporations Act. All of our directors elected at the 2007 annual general meeting have resigned their positions. Our current board of directors consists of Brent Petterson, John Toljanich and Roy Brown, who were appointed as directors on February 15, March 13 and May 8, 2008, respectively, and who will be subject to re-election at the 2008 general meeting of our shareholders.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

Audit Committee

As of the date of this annual report, our entire board of directors functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors. The audit committee acted by unanimous consent resolution during the year ended December 31, 2007.

Remuneration Committee

We do not have a standing remuneration committee but our entire board of directors acts as our compensation committee. We do not believe it is necessary to have a standing remuneration committee because we believe that the functions of such a committee can be adequately performed by our board of directors.

D.             Employees

During the fiscal years ended December 31, 2007, 2006 and 2005, we did not have any employees. Our company is currently operated by John Toljanich, our president, chief executive officer and secretary, and Brent Petterson, our chief financial officer.

We do not currently have any paid employees and have not experienced a significant change in the number of people we employ.

E.             Share Ownership

There were 37,766,256 common shares and 1,814,140 share purchase warrants issued and outstanding as of June 11, 2008. Of the 37,766,256 common shares issued and outstanding as of June 11, 2008, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned as of June 11, 2008	Percentage (1)
John Toljanich President, Chief Executive Officer, Secretary and Director	Nil	0%
Brent Petterson Chief Financial Officer and Director	Nil	0%
Roy Brown Director	Nil	0%

(1)	Based on 37,766,256 common shares issued and outstanding as at June 11, 2008, and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

There were no long-term incentive awards made to our executive officers during the fiscal year ended December 31, 2007 nor are there pension plan benefits in place for our executive officers.

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

During the year ended December 31, 2007, we granted the following stock options:

Name of Optionees	Number of Options	Exercise Price ($)	Grant Date	Expiry Date
Steve Bajic (1) Chief Executive Officer, President and Director	500,000	$0.05	September 5, 2007	September 5, 2012
Martin Bajic (2) Chief Financial Officer	500,000	$0.05	September 5, 2007	September 5, 2012
Giovanni Lopez (3) Director	100,000	$0.05	September 5, 2007	September 5, 2012
Denny Roman (4) Director	100,000	$0.05	September 5, 2007	September 5, 2012
Total	1,200,000

(1)	Mr. Bajic resigned as a director and officer of our company on May 8, 2008 and his stock options expired as a result of his resignation.

(2)	Mr. Bajic resigned as an officer of our company on May 8, 2008 and his stock options expired as a result of his resignation.

(3)	Mr. Lopez resigned as a director of our company on March 13, 2008 and his stock options expired as a result of his resignation.

(4)	Mr. Roman resigned as a director of our company on February 15, 2008 and his stock options expired as a result of his resignation.

The following options granted to directors and officers were repriced during the fiscal year ended December 31, 2007:

Name	Date of Repricing	Securities Under Options/SAR Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Steve Bajic (1)	August 24, 2007	500,000	$0.05	$0.20	$0.05	October 18, 2011
Martin Bajic (2)	August 24, 2007	200,000	$0.05	$0.20	$0.05	October 18, 2011
Giovanni Lopez (3)	August 24, 2007	100,000	$0.05	$0.20	$0.05	October 18, 2011

(1)	Steve Bajic resigned as president and chief executive officer of our company effective May 8, 2008 and his stock options expired as a result of his resignation.

(2)	Martin Bajic resigned as chief financial officer of our company effective May 8, 2008 and his stock options expired as a result of his resignation.

(3)	Giovanni Lopez resigned as a director of our company on March 13, 2008 and his stock options expired as a result of his resignation.

ITEM 7               Major Shareholders and Related Party Transactions

A.             Major Shareholders

There were 37,766,256 shares of our common stock issued and outstanding as of June 11, 2008. The following table sets forth, as of June11, 2008, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name	Amount Owned (1)	Percent of Class (2)
CDS & Co.	9,873,644	24.9%
CEDE & Co.	8,839,460	22.3%

(1)	We believe that all persons hold legal title and have no knowledge of actual ownership.

(2)

The percentages are based upon 37,766,256 shares of our common stock issued and outstanding as at June 11, 2008, and 1,814,140 shares issuable upon the exercise of issued and outstanding share purchase warrants.

There has been no significant change in the percentage ownership of any of our major shareholders during the years ended December 31, 2007, 2006 or 2005.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company’s shares. As of June 11, 2008, the registrar and transfer agent for our company reported that there were 37,766,256 shares of our common stock issued and outstanding. Of those common shares issued and outstanding, 19,453,569 common shares were registered to Canadian residents (2,541 shareholders), 9,004,884 common shares were registered to residents of the United States (73 shareholders) and 9,307,845 common shares were registered to residents of other foreign countries (17 shareholders). The difference of 42 common shares between the number of issued and outstanding and the total shares from all jurisdictions is due to fractional rounding.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.             Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2007 fiscal year to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individual’s families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Since the beginning of our company’s fiscal year ended December 31, 2007 up to June 11, 2008, we entered into the following related party transactions:

(a)	we incurred consulting fees of $146,994, management fees of $72,346 and accounting fees of $14,590 with directors, officers and former directors during the year ended December 31, 2007;

(b)	we incurred consulting fees of $7,995, management fees of $8,000 and accounting fees of $5,000 with directors, officers and former directors during the period from January 1, 2008 to June 11, 2008.

ITEM 8               Financial Information

A.             Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements Filed as Part of the Annual Report:

Notes to Consolidated Financial Statements.

See Item 18 “Financial Statements”.

Legal Proceedings

There are no pending legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any director, officer or affiliate of our company or any associate of any such director, officer or affiliate of our company is a party or has a material interest adverse to us.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B.             Significant Events

Not applicable.

ITEM 9               The Offer and Listing

A.             Offer and Listing Details

Price History

Our shares began trading on the OTC Bulletin Board on April 16, 2004 under the symbol TRIVF. On June 2, 2004 our symbol changed from “TRIVF” to “PNAMF” and our CUSIP number changed to 697840 10 6.

The annual high and low market prices for our common shares for the full fiscal years since our shares began trading on the OTC Bulletin Board were as follows:

	OTC Bulletin Board

	High (U.S.$)	Low (U.S.$)
Annual Highs and Lows
2004	1.13	0.36
2005	0.62	0.10
2006	0.99	0.12
2007	0.23	0.02

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the OTC Bulletin Board were as follows:

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)
Quarterly Highs and Lows
2006
First Quarter	0.99	0.26
Second Quarter	0.99	0.33
Third Quarter	0.51	0.26
Fourth Quarter	0.32	0.12
2007

First Quarter	0.23	0.10
Second Quarter	0.18	0.08
Third Quarter	0.12	0.05
Fourth Quarter	0.07	0.02

The high and low market prices of our common shares for each of the most recent months from January 2008 through May 2008 on the OTC Bulletin Board were as follows:

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)

Monthly Highs and Lows
2008
January	0.06	0.02
February	0.05	0.02
March	0.07	0.04
April	0.05	0.05
May	0.05	0.10

The transfer of our common shares is managed by our transfer agent, Pacific Corporate Trust Company, 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.689.9853; Facsimile: 604.689.8144) .

B.             Plan of Distribution

Not applicable.

C.             Markets

Our common shares are quoted on the Over-the-Counter Bulletin Board (as they have been quoted since April 16, 2004). Our symbol is “PNAMF” and our CUSIP number is 697840 10 6.

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

C.             Material Contracts

We entered into the following material contracts during the two years immediately preceding the date of this annual report:

1.	Settlement Agreement dated January 20, 2006 with Richard Bachman.

2.	Termination Agreement dated February 6, 2006 with Matthew Mason and Pan American Nevada.

3.	Letter Agreement dated March 15, 2006 with Aztec Copper Inc.

4.	Subscription Agreement dated March 22, 2006 with Epsom Investment Services N.V.

5.	Letter Agreement dated May 10, 2006 between Pan American Gold Corporation and Ramon Farias.

6.	Debt Settlement and Subscription Agreement dated October 5, 2006 with Ramon Farias.

7.	Agreement of Purchase and Sale dated June 9, 2006 with 2006 Hydro Blue Ltd.

8.

Subscription Agreement dated March 2, 2007 with each of Steve Bajic, Bavi Sihota, Harjit Sihota and Harvinder Sihota for a private placement of 814,140 at a price of US$0.10 per unit for gross proceeds to our company of US$81,414. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share for US$0.20 until March 5, 2009.

9.

Subscription Agreement dated August 24, 2007 with Bank Sal. Oppenheim jr & Cie (Switzerland) Ltd for a private placement of 1,000,000 units at a price of US$0.05 per unit for gross proceeds of US$50,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share for US$0.05 until August 24, 2009.

10.	Stock Option Agreements dated September 5, 2007 with Steve Bajic, Martin Bajic, Denny Roman and Giovanni Lopez for a total of 1,200,000 options exercisable at $0.05.

D.             Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E.             Taxation

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm’s length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a “non-resident holder”). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the “ITA”) and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”) as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Revenue Agency (the “CRA”). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

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

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

(a)             the non-resident holder;

(b)             persons with whom the non-resident holder did not deal at arm’s length - or

(c)             the non-resident holder and persons with whom he did not deal at arm’s length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

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

If subject to Canadian tax on such a disposition, the taxpayer’s capital gain (or capital loss) from a disposition is the amount by which the taxpayer’s proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer’s adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the “taxable capital gain” is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

U.S. Holders

As used herein, a “U.S. Holder” includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder’s United States Federal taxable income. See “Foreign Tax Credit” below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder’s basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a “U.S. Holder” is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a “collapsible corporation” within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of “collapsible corporation”). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A “collapsible corporation” is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a “Foreign Personal Holding Company”, a “Foreign Investment Company” or a “Controlled Foreign Corporation” (each as defined below) under current and anticipated conditions.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund

(“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

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

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an “Unpedigreed QEF Election” by recognizing as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the corporation’s earnings and profits (Deemed Dividend Election) (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions”, as specially defined, by our company. An “excess distribution” is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder’s holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

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

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a “Unpedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

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

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see “Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997” and “Elimination of Overlap Between Subpart F Rules and PFIC Provisions” below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.” For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

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

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of our company and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above). The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

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

F.             Dividends and Paying Agents

Not applicable.

G.             Statement by Experts

Not applicable.

H.             Documents on Display

Documents concerning our company referred to in this annual report may be viewed during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1 by making an appointment.

I.             Subsidiary Information

As at the date of this annual report, we have two wholly-owned subsidiaries, Compania Minera P.A.M. de C.V., a company incorporated pursuant to the laws of Mexico, and 1116520 Ontario Inc., a company incorporated pursuant to the laws of the Province of Ontario, Canada. Our wholly-owned subsidiary, Pan American Gold Corporation, a company incorporated pursuant to the laws of the State of Nevada, was dissolved effective April 18, 2008.

ITEM 11             Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12             Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13             Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14             Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15             Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2007. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s president and chief executive officer and our chief financial officer. Based upon that evaluation, our company’s president and chief executive officer and our chief financial officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Exchange Act is accumulated and communicated to management, including our company’s president and chief executive officer and our chief financial officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16             [Reserved]

ITEM 16A          Audit Committee Financial Expert

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F, and is “independent” as the term is defined by Nasdaq Marketplace Rule 4200(a)(15).

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B          Code of Ethics

Code of Ethics

Effective July 15, 2004, our company’s board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company’s president (being our principal executive officer) and our company’s chief financial officer (being our principal financial and accounting officer and controller), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

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

Our Code of Business Conduct and Ethics requires, among other things, that all of our company’s personnel shall be accorded full access to our president and secretary with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company’s personnel are to be accorded full access to our company’s board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our President or Secretary.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company’s president (who is also our secretary). If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company’s Code of Business Conduct and Ethics by another.

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

ITEM 16C          Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed Manning Elliott LLP, Chartered Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2007. The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal year ended December 31, 2007 were $26,000 and for the fiscal year ended December 31, 2006 were $21,500.

Audit Related Fees

For the fiscal year ended December 31, 2007 and 2006, the aggregate fees billed for assurance and related services by Manning Elliot LLP relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $16,250 and $12,500, respectively.

Tax Fees

For the fiscal year ended December 31, 2007 and 2006, the aggregate fees billed for tax compliance, tax advice and tax planning by Manning Elliott LLP were $Nil and $Nil, respectively.

All Other Fees

For the fiscal year ended December 31, 2007 and 2006, the aggregate fees billed by Manning Elliott LLP for other non-audit professional services, other than those services listed above, totalled $Nil and $Nil, respectively.

Pre-Approval Policies and Procedures

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Manning Elliot LLP, Chartered Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

-	approved by our audit committee; or

-

entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.

The audit committee pre-approves all services provided by our independent auditors. The pre-approval process has been implemented in response to the new rules. Therefore, the audit committee does not have records of what percentage of the above fees were pre-approved. However, all of the above services and fees were reviewed and approved by the audit committee either before or after the respective services were rendered.

The audit committee has considered the nature and amount of the fees billed by Manning Elliot LLP, Chartered Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Manning Elliot LLP, Chartered Accountants.

ITEM 16D.        Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17             Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18             Financial Statements

Financial Statements Filed as Part of the Annual Report:

Audited Consolidated Financial Statements for the years ended December 31, 2007 and 2006:

PAN AMERICAN GOLD CORPORATION (An Exploration Stage Company) CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

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

We have audited the accompanying consolidated balance sheets of Pan American Gold Corporation as at December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2007, 2006, and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pan American Gold Corporation as at December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for the years ended December 31, 2007, 2006, and 2005 in conformity with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 29, 2008

COMMENTS BY AUDITORS ON CANADA – UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’ ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 29, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

Our report to the shareholders dated April 29, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 29, 2008

Pan American Gold Corporation
(an Exploration Stage Company)
Consolidated Balance Sheets
December 31, 2007 and 2006

	2007	2006

ASSETS
Current
Cash	$4,667	$120,689
Other receivables	10,809	9,721
	15,476	130,410

Resource properties (Note 4)	20,509	176,707
	$35,985	$307,117

LIABILITIES
Current
Accounts payable and accrued expenses	$73,664	$65,685
Loans payable (Note 5)	62,086	70,229
	135,750	135,914

SHAREHOLDERS' EQUITY (DEFICIT)

Share capital (Note 6)	8,827,569	8,509,552
Contributed surplus	237,255	223,323
Deficit	(9,164,589)	(8,561,672)
	(99,765)	171,203

	$35,985	$307,117

Nature of Operations (Note 1)
Subsequent Event (Note 10)

APPROVED ON BEHALF OF THE BOARD:

"Steve Bajic"	"Brent Petterson"

Steve Bajic, Director	Brent Petterson, Director

Pan American Gold Corporation
(an Exploration Stage Company)
Consolidated Statements of Operations
For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

REVENUE	$-	$-	$-

EXPENSES

Consulting (Note 7)	146,994	135,640	210,504
Management fees (Note 8)	72,346	69,975	-
Legal	33,857	68,754	24,613
Investor relations	23,472	59,258	-
Accounting	45,840	47,530	38,098
Transfer agent & filing fees	16,062	44,688	21,163
Directors fees	-	36,000	-
Rent, office and administration	26,091	17,537	5,940
Travel	7,539	11,662	-
Interest and bank charges	1,599	1,781	836

	(373,800)	(492,825)	(301,154)

OTHER INCOME (EXPENSES)

Gain on disposal of partnership interest	-	278,860	-
Interest income	867	5,029	93
Foreign exchange gain (loss)	4,936	(8,519)	3,862
Resource properties written off	(234,920)	(11,574)	(62,081)
Interest on promissory note	-	(61,255)	(137,057)
Refund of previously written off bond	-	-	4,455

Loss before recovery of income taxes	(602,917)	(290,284)	(491,882)

Recovery of income taxes	-	-	63,804

Net loss for the year	$(602,917)	$(290,284)	$(428,078)

Deficit, beginning of year	(8,561,672)	(8,271,388)	(7,843,310)

Deficit, end of year	$(9,164,589)	$(8,561,672)	$(8,271,388)

Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.01)

Weighted Average Common Shares
Outstanding	36,460,000	34,916,128	34,706,618

Pan American Gold Corporation
(an Exploration Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

ating Activities
Net Loss	$(602,917)	$(290,284)	$(428,078)
Add (deduct) items not affecting cash:
Stock based compensation	146,994	132,655	64,359
Interest on promissory note	-	61,255	137,057
Resource properties written off	234,920	11,574	62,081
Gain on disposal of partnership interest	-	(278,860)	-
Recovery of income taxes	-	-	(63,804)
	(221,003)	(363,660)	(228,385)

Changes in non-cash working capital balances
Other receivables	(1,088)	(8,021)	32,130
Deposits	-	-	18,951
Accounts payable and accrued expenses	7,979	4,557	82,605
	(214,112)	(367,124)	(94,699)

ting Activities
Proceeds on disposal of partnership interest	-	10,000	-
Increase in resource properties	(78,722)	(174,809)	(52,271)
Increase (decrease) in reclamation bonds	-	-	36,114
	(78,722)	(164,809)	(16,157)

ncing Activities
Proceeds from common shares issued (Note 6)	147,790	578,700	-
Exercise of stock options	37,165	-	-
Increase (decrease) in loans payable	(8,143)	70,229	(43,500)
Increase in promissory note	-	-	73,490
	176,812	648,929	29,990

Increase (decrease) in cash	(116,022)	116,996	(80,866)

Cash, beginning of year	120,689	3,693	84,559

Cash, end of year	$4,667	$120,689	$3,693

Supplemental Disclosure of Cash Flow information
Cash paid for:
Interest	$-	$-	$-

Income Taxes	$-	$-	$-

Pan American Gold Corporation
(an Exploration Stage Company)
Consolidated Statements of Stockholders’ Equity (Deficit)
For the years ended December 31, 2007, 2006 and 2005

					Deficit
					Accumulated
	Common Stock				During the
	Issued		Contributed	Share	Development
	Shares	$	Surplus	subscriptions	Stages	Total

Balance, December 31, 2004	34,052,039	$7,446,962	$156,461	$692,671	$(7,843,310)	$452,784

Future Income Tax Recovery	-	(63,804)	-	-	-	(63,804)
Stock Based Compensation	-	-	64,359	-	-	64,359
Shares Issued	875,077	692,671	-	(692,671)	-	-
Net Income (loss)	-	-	-	-	(428,078)	(428,078)

Balance, December 31 2005	34,927,116	$8,075,829	$220,820	$-	$(8,271,388)	$25,261

Shares returned to treasury	(800,000)	(174,977)	(130,152)	-	-	(305,129)
Shares Issued	1,000,000	578,700	-	-	-	578,700
Common shares issued for debt settlement	100,000	30,000	-	-	-	30,000
Stock Based Compensation	-	-	132,655	-	-	132,655
Net Income (Loss)	-	-	-	-	(290,284)	(290,284)

Balance December 31, 2006	35,227,116	$8,509,552	$223,323	$-	$(8,561,672)	$171,203

Shares Issued	1,814,140	147,790	-	-	-	147,790
Exercise of options	725,000	170,227	(133,062)	-	-	37,165
Stock Based Compensation	-	-	146,994	-	-	146,994
Net Income (Loss)	-	-	-	-	(602,917)	(602,917)

Balance December 31, 2007	37,766,256	$8,827,569	$237,255	$-	$(9,164,589)	$(99,765)

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

1. NATURE OF OPERATIONS

Pan American Gold Corporation (the "Company"), incorporated in Ontario, Canada, is a public company listed on the OTC Bulletin Board in the United States. On May 6, 2004 the Company changed its name from Tri-Lateral Venture Corporation to Pan American Gold Corporation.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of resource properties primarily in Canada and Mexico. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

At December 31, 2007 the Company had a working capital deficiency of $120,274 (2006: $5,504) and had an accumulated deficit of $9,164,589 (2006: $8,561,672) which has been financed primarily by the issuance of equity. These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and its liabilities in the normal course of business. The ability of the Company to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet its future exploration commitments and to complete the development of its properties and/or realize proceeds from the sale of one or more of the properties. These financial statements do not reflect any adjustments related to carrying values and classification of assets and liabilities which would be necessary should the Company be unable to continue as a going concern.

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

Resource properties include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition If a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

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

Foreign Currency Translations and subsidiary translation

The accounts of the Company are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated into Canadian dollars at the exchange rate in effect on the respective transaction dates.

Translation gains and losses relating to monetary items are included in operations.

The Company’s US subsidiary is considered an integrated foreign subsidiary which is financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated US operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period except for amortization, which is translated on the same basis as the related asset. The resulting gains or losses are recognized in income.

Loss Per Share

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the periods. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. As the Company has recorded a net loss in each of the periods presented, basic and diluted net loss per share are the same since the exercise of warrants or options or the conversion of convertible securities would reduce the loss per share.

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation

The Company accounts for the granting of stock options and direct awards of stock to employees, directors and non-employees using the fair value method whereby all awards will be recorded at fair value on the date of grant. The Company estimates the fair value of each stock option at the date of grant using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to share capital. The Company charges the fair value of the options granted or modified during a period to operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of changes in tax rates is recognized in income in the period that substantive enactment occurs. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

Flow Through Shares

The Company adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising form the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carryforwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded and income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Financial Instruments

The Company's financial instruments consist of cash, other receivables, accounts payable and loans payable.

The loans payable are non interest-bearing. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The more significant areas requiring the use of estimates relate to recoverability or valuation of amounts receivable, to mineral properties, the valuation of stock-based compensation, and the utilization of future income tax amounts. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of which the carrying amount of the asset exceeds the fair value of the asset.

Asset Retirement Obligations

The Company follows the Canadian Institute of Chartered Accountants' Handbook Section 3110 "Asset Retirement Obligations" in accounting for its resource properties. This standard requires liability recognition for retirement obligations associated with the Company's resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as resource properties. As of December 31, 2007 and 2006, the Company did not have any asset retirement obligations.

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

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

4. RESOURCE PROPERTIES

2007:

	Lennie	Eskay Creek	Huicicila	Total

Interest in Claims:

Balance, beginning of year	$-	$-	$22,342	$22,342

Additions	7,240	-	-	7,240
Written-off	-	-	(22,342)	(22,342)

Balance, end of year	7,240	-	-	7,240

Exploration Expenditures:

Balance, beginning of year	13,269	-	141,096	154,365

Current expenditures (Geophysics)	-	-	71,482	71,482
Less: Expenditures written-off	-	-	(212,578)	(212,578)

Balance, end of year	13,269	-	-	13,269

Balance, end of year	$20,509	$-	$-	$20,509

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

4. RESOURCE PROPERTIES (Continued)

2006:

	Lennie	Eskay Creek	Huicicila	Total

Interest in Claims:

Balance, beginning of year	$-	$69,274	$-	$69,274

Additions	-	-	22,342	22,342
Written-off	-	(69,274)	-	(69,274)

Balance, end of year	-	-	22,342	22,342

Exploration Expenditures:

Balance, beginning of year	13,269	235,856	-	249,125

Current expenditures (Geophysics)	-	-	141,096	141,096
Less: Expenditures written-off	-	(235,856)	-	(235,856)

Balance, end of year	13,269	-	141,096	154,365

Balance, end of year	$13,269	$-	$163,438	$176,707

Huicicila Property, Nayarit State, Mexico

On May 15, 2006 the Company acquired a right to earn a 100% interest in mineral properties at Huicicila (Miravalles) in Nayarit State, Mexico. The current claims consist of four properties totalling 994 hectares. The Company has an option to acquire a 100% interest in the property, subject to a net smelter royalty, by completing the following:

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

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

4. RESOURCE PROPERTIES (Continued)

During the year, the Company abandoned its interest in the Huicicila (Miravelles) in Nayarit State, Mexico. As a result, the value of the mineral property has been written off.

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

-

During the year ended December 31, 2006, the Company completed a private placement whereby it issued 1,000,000 units for net proceeds of $578,700. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.80 until April 10, 2007.

-	During the year ended December 31, 2006, the Company settled debt of $30,000 by issuing 100,000 common shares.

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

6. SHARE CAPITAL (continued)

-

During the year ended December 31, 2007, the Company completed a private placement whereby it issued 1,000,000 units for net proceeds of $51,860. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.05 until August 24, 2009.

-

During the year ended December 31, 2007, the Company completed a private placement whereby it issued 814,140 units for net proceeds of $95,930. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.20 until March 5, 2009.

Returned to Treasury

During the year ended December 31, 2006, 800,000 shares were returned to treasury. Shares returned to treasury were valued at $305,129 and charged to share capital in the amount of $174,977 and contributed surplus in the amount of $130,152.

Warrants

2007:

	Balance,				Balance,
Exercise	December 31,				December 31,
Price	2006	Issued	Exercised	Expired	2007	Expiry Date

$ 0.80	1,000,000	-	-	(1,000,000)	-	April 10, 2007
$ 0.20	-	814,140	-	-	814,140	March 5, 2009
$ 0.05	-	1,000,000	-	-	1,000,000	August 24, 2009

2006:

	Balance,				Balance,
Exercise	December 31,				December 31,
Price	2006	Issued	Exercised	Expired	2007	Expiry Date

$ 0.83	420,533	-	-	(420,533)	-	March 7, 2006
$ 0.80	-	1,000,000	-	-	1,000,000	April 10, 2007

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

1,200,000 options were granted on September 5, 2007, vesting at various dates through June 5, 2008 and expiring September 5, 2012.

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

7. STOCK OPTION PLAN AND STOCK BASED COMPENSATION (continued)

On March 5, 2007, the Company re-priced 1,200,000 options from $0.35 to $0.20 expiring on October 18, 2011.

On August 24, 2007, the Company re-priced the remaining 800,000 options from $0.20 to $0.05 expiring on October 18, 2011.

Changes in the Company's stock options for the years ended December 31, 2007 and 2006 are summarized below:

	2007			2006
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average Exercise	Remaining Life		Average Exercise	Remaining Life
	Number	Price	(Months)	Number	Price	(Months)

Balance, beginning of year	1,200,000	$0.35	58	1,133,334	$0.02	40

Granted	3,200,000	0.11	55	1,200,000	0.35	60
Exercised	(725,000)	0.05	48	-	-	-
Cancelled	(2,400,000)	0.25	51	(1,133,334)	0.02	34

Balance, end of year	1,275,000	$0.05	54	1,200,000	$0.35	58

At December 31, 2007, there were 675,000 (2006: 300,000) exercisable options outstanding.

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

	2007	2006	2005
Risk free interest rate	4.03%	4.00%	-
Expected dividend yield	0%	0%	-
Expected stock price	123%	126%	-
volatility
Expected life of options	5 years	5 years	-

The grant-date fair value of options granted during the year ended December 31, 2007 was $0.04 (2006: $0.24; 2005 $Nil).

Total stock-based compensation for the year ended December 31, 2007 was $146,994 (2006: $132,655; 2005: $64,359), recorded as consulting fees in the statement of operations.

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

8. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions, recorded at their exchange amounts, which is the amount agreed upon by the transacting parties on terms and conditions similar to non-related entities:

a)

During the year ended December 31, 2007 the Company incurred consulting fees of $146,994 (2006: $135,640; 2005: $210,504) and management fees of $72,346 (2005: $40,777; 2005: $Nil) with directors and former directors.

b)	Accounts payable and accrued expenses includes $24,778 (2006: $16,653; 2005: $85,008) owing to directors, officers and former directors.

9. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2007	2006	2005
Canadian statutory income tax rates	34%	35%	36%

	2007	2006	2005

Income tax recovery at statutory rate:	$204,992	$100,496	$175,208
Effect on income taxes of:
Non-deductible stock compensation
expense	(49,978)	(45,925)	(23,031)
Write-down of mineral property	(79,873)	(4,007)	(22,113)
Valuation allowance	(75,141)	(50,564)	(130,064)

Income tax recovery	$-	$-	$-

The following table reflects future income tax assets as at December 31, 2007 and 2006:

	2007	2006
Future income tax assets:
Unclaimed non-capital losses	$228,672	$156,330
Tax value of mineral properties in excess
of accounting value	340,417	265,295
Valuation allowance	(569,089)	(421,626)

	$-	$-

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

9. INCOME TAXES (Continued)

The Company has a capital loss of $500,000 which can be carried forward indefinitely to reduce future capital gains.

The Company has non-capital losses of $672,564. The non-capital losses expire annually on December 31 as follows:

2007	$29,847
2026	421,714
2027	221,003
$672,564

The Company also has Canadian Exploration Expenses of $1,001,226, available to offset future taxable income. These expenses carry-forward indefinitely and are deductible at various declining-balance rates.

The Company does not have any other future income tax assets or liabilities. The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carry-forward periods to utilize all future tax assets.

10. SUBSEQUENT EVENT

Subsequent to the year-end the company issued a loan payable for total proceeds of US$74,976 (CDN $74,087). Loan payable is usecured, non-interest bearing and has no fixed term of repayment.

11. ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNEMENTS

[a]     Adoption of New Accounting Standards

Financial Instruments

Effective January 1, 2007, the Company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

11. ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNEMENTS (Continued)

[i]	CICA 3855, “Financial Instruments – Recognition and Measurement”

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective January 1, 2007, the Company’s cash equivalents have been classified as held-for-trading and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in net income in the statement of operations. Derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured are recorded on the balance sheet at cost. All other derivatives are recorded on the balance sheet at fair value. Gains and losses on derivatives recorded at fair value are included in net earnings. In accordance with the transitional provisions of the standard, the Company will recognize as separate assets and liabilities, embedded derivatives acquired or substantively modified on or after December 1, 2002.

All other financial instruments were recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date. There was no impact on deficit upon adoption of this standard.

[ii]	CICA 3865, “Hedges”

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13, “Hedging Relationships”, and CICA 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company had no hedging relationships as at January 1, 2006. There was no impact on the Company’s financial statements upon adoption of this standard.

[iii]	CICA 1530, “Comprehensive Income”

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income may include holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. There was no impact on the Company’s financial statements upon adoption of this standard.

The recent accounting pronouncements which have not yet been adopted by the Company are as follows:

[a]	CICA 3862, “Financial Instruments – Disclosures”

This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3863, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending December 31, 2008.

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

11. ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNEMENTS (Continued)

[b]	CICA 3863, “Financial Instruments – Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3862, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending December 31, 2008.

[c]	CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. The Company will early adopt the standard commencing for its interim and annual financial statements for the fiscal year ending December 31, 2008.

CICA 3031, “Inventories”

This standard relates to the measurement and disclosure of inventories. It applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will early adopt the standard commencing for its interim and annual financial statements for the fiscal year ending December 31, 2008. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

[d]	CICA 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. Early adoption is permitted. The Company will early adopt the standard commencing for its interim and annual financial statements for the fiscal year ending December 31, 2008. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

[e]	CICA 1400, “General Standards of Financial Statement Presentation”

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will early adopt the standard commencing for its interim and annual financial statements for the fiscal year ending December 31, 2008. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respect with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the Unites States.

The Company’s accounting principles generally accepted in Canada (“Canadian GAAP”) differ from accounting principles generally accepted in the United States (“U.S. GAAP”). The material differences between Canadian GAAP and US GAAP and the rules and regulations of the Securities and Exchange Commission affecting the Company’s financial statements are summarized as follows:

a)	Resource properties

Canadian GAAP allows mineral exploration costs to be capitalized during the search for a commercially mineable deposit. Under US GAAP, mineral exploration costs are expensed as incurred and mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The Company assesses the carrying costs for impairment under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” at each fiscal quarter end. As the Company has not established proven and probable reserves on any of its mineral properties, an impairment loss is recognized for capitalized mineral property acquisition costs.

b)	Reconciliation of Canadian and U.S. GAAP –

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations, the balance sheets and the statements of cash flows are as follows:

	2007	2006

Total assets under Canadian GAAP	$35,985	$307,117
Adjustments to US GAAP:
Resource Properties Expensed	(20,509)	(154,365)

Total assets under US GAAP	$15,476	$152,752

Total liabilities under Canadian and US GAAP	$135,750	$135,914
Adjustments to US GAAP	-	-

	135,750	135,914

Total equity under Canadian GAAP	(99,765)	171,203

Adjustments to US GAAP:
Resource properties expensed	(20,509)	(154,365)

Total equity under US GAAP	(120,274)	16,838

Total liabilities and equity under US GAAP	$15,476	$152,752

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

Statement of Operations
	2007	2006	2005

Total loss under Canadian GAAP	$(602,917)	$(290,284)	$(428,078)
Adjustments to US GAAP:

Resource properties written-off	234,920	11,574	62,081
Resource properties expensed	(78,722)	(152,670)	(52,271)

Net loss under US GAAP	$(446,719)	$(431,380)	$(418,268)

Net loss per share under U.S. GAAP	$(0.01)	$(0.01)	$(0.01)

Statement of Cash Flows
	2007	2006	2005

Cash used in operating activities as reported
under Canadian GAAP	$(214,112)	$(367,124)	$(94,699)
Adjustments to US GAAP:

Resource Properties Expensed	(78,722)	(152,670)	(52,271)

Cash used in operating activities as reported
under US GAAP	$(292,834)	$(519,794)	$(146,970)

Cash used in investing activities as reported
under Canadian GAAP	$(78,722)	$(164,809)	$(16,157)
Adjustments to US GAAP:

Resource Properties Expensed	78,722	152,670	52,271

Cash used in investing activities as reported
under US GAAP	$-	$(12,139)	$36,114

Cash used in financing activities as reported
under Canadian GAAP	$176,812	$648,929	$29,990

Adjustments to US GAAP	-	-	-

Cash used in financing activities as reported
under US GAAP	$176,812	$648,929	$29,990

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

c)             Earnings per share reconciliation

Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2007	2006	2005

Numerator
Net loss under U.S. GAAP	$(446,715)	$(431,380)	$(418,268)

Denominator
Weighted average number of common shares
outstanding	36,460,000	34,916,000	34,707,000

Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.01)

d)             Recent accounting pronouncements

US GAAP

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (continued)

d)             Recent accounting pronouncements (continued)

US GAAP (continued)

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Pan American Gold Corporation
(an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (continued)

Canadian GAAP

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments - Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006.

New Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. In 2007, the Company had investments in shares of arm’s-length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date for this section is for fiscal years beginning on or after October 1, 2006. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

Effective January 1, 2007, the Company adopted the revised CICA 1506, “Accounting Changes”, which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

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

4.11	Debt Settlement and Subscription Agreement dated October 5, 2006 with Ramon Farias (incorporated by reference from our Annual Report on Form 20-F filed on July 10, 2007).

4.12*	Subscription Agreement dated August 24, 2007 with Bank Sal. Oppenheim jr & Cie (Switzerland) Ltd.

4.13*	Form of Subscription Agreement dated March 5, 2007 with each of Steve Bajic, Bavi Sihota, Harjit Sihota and Harvinder Sihota.

4.14*	Form of Stock Option Agreement dated September 5, 2007 with each of Steve Bajic, Martin Bajic, Denny Roman and Giovanni Lopez.

(11)	Code of Ethics

11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

(12)	302 Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for John Toljanich.

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Brent Petterson.

12.3*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for John Tojanich.

12.4*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Brent Petterson.

(99)	Additional Exhibits

99.1*	Consent of Manning Elliot, Chartered Accountants

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PAN AMERICAN GOLD CORPORATION

Per:   /s/ John Toljanich
          John Toljanich
          President, Chief Executive Officer and Secretary

Dated : June 30, 2008