Form 20-F/A
period 2007-12-31
PAN AMERICAN GOLD CORP
filed 2008-07-03
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Operating Activities
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

Investing Activities
Proceeds on disposal of partnership interest	-	10,000	-
Increase in resource properties	(78,722)	(174,809)	(52,271)
Increase (decrease) in reclamation bonds	-	-	36,114
	(78,722)	(164,809)	(16,157)

Financing Activities
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

4.11	Debt Settlement and Subscription Agreement dated October 5, 2006 with Ramon Farias (incorporated by reference from our Annual Report on Form 20-F filed on July 10, 2007).

4.12	Subscription Agreement dated August 24, 2007 with Bank Sal. Oppenheim jr & Cie (Switzerland) Ltd. (incorporated by reference from our Annual Report on Form 20-F filed on June 30, 2008).

4.13

Form of Subscription Agreement dated March 5, 2007 with each of Steve Bajic, Bavi Sihota, Harjit Sihota and Harvinder Sihota. (incorporated by reference from our Annual Report on Form 20-F filed on June 30, 2008).

4.14

Form of Stock Option Agreement dated September 5, 2007 with each of Steve Bajic, Martin Bajic, Denny Roman and Giovanni Lopez. (incorporated by reference from our Annual Report on Form 20-F filed on June 30, 2008).

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

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

PAN AMERICAN GOLD CORPORATION

Per:   /s/ John Toljanich
          John Toljanich
          President, Chief Executive Officer and Secretary

Dated : July 3, 2008