Form 20-F/A
period 2007-12-31
NEWCASTLE RESOURCES LTD.
filed 2009-03-11
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A No.2

(Mark One)

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

Date of event requiring this shell company report ………………

For the transition period from ____________ to ____________

Commission file number 000-50112

NEWCASTLE RESOURCES LTD.
(formerly known as PAN AMERICAN GOLD CORPORATION)
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Ontario, Canada
(Jurisdiction of incorporation or organization)

Suite 605 – 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
(Address of principal executive offices)

Brent Petterson
Fax: (604) 608-4740
Suite 605 – 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
Title of Class

2

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
Title of Class

Indicate the number of outstanding shares of each of the issuer ’s classes of capital or common stock as of the close of the period covered by the annual report.

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

Large accelerated filer [   ]                  Accelerated filer [   ]                      Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in the filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ ] Item 18 [ X ]

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

As used in this annual report, the terms “we”, “us”, “our”, “Pan American” or “Pan American Gold Corporation” mean Newcastle Resources Ltd. (formerly known as “Pan American Gold Corporation”), unless otherwise indicated.

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

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Years Ended December 31 (Audited)

CANADIAN GAAP	2007	2006	2005	2004	2003
Net Sales or Operating Revenue	-	-	-	-	-
Administrative Expenses	$373,800	$492,825	$301,154	$521,421	$102,211
Resource Properties Written-Off	$234,920	$11,574	$62,081	$554,261	$7,500
Income (Loss) From Operations	($602,917)	($290,284)	($491,882)	($982,572)	($104,375)

CANADIAN GAAP	2007	2006	2005	2004	2003
Other Income	-	$278,860	-	$204,402	-
Income (Loss) from Continuing Operations	-	-	-	-	-
Net Income (Loss) from Discontinued Operations	-	-	-	-	-
Net Income (Loss) for the year	($602,917)	($290,284)	($428,078)	($982,572)	($104,375)
Net Income (Loss) from Operations per Common Share	($0.02)	($0.01)	($0.01)	($0.03)	($0.03)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$35,985	$307,117	$3,250,702	$3,428,573	$17,474
Net Assets	($99,765)	$171,203	$25,261	$452,784	($89,012)
Capital Stock	$8,827,569	$8,509,552	$8,075,829	$7,446,962	$6,769,726
Number of Common Shares (adjusted to reflect changes in capital)	37,766,256	35,227,116	34,927,116	34,052,039	4,358,521
Diluted Net Income per Common Share	($0.02)	($0.01)	($0.01)	($0.03)	($0.03)
Long-Term Debt	-	-	$3,134,515	$2,923,968	-
Cash Dividends per Common Share	-	-	-	-	-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Years Ended December 31 (Audited)

UNITED STATES GAAP	2007	2006	2005	2004	2003
Net Sales or Operating Revenue	-	-	-	-	-
Other Income	-	$278,860	-	$204,402	-
Net Income (Loss) for the year	($446,719)	($431,380)	($418,268)	($1,351,537)	($104,494)
Net Income (Loss) from Operations per Common Share	($0.01)	($0.01)	($0.01)	($0.04)	($0.00)
Total Assets	$15,476	$152,752	$2,932,303	$3,100,364	$4,699
Number of Common Shares (adjusted to reflect changes in capital)	37,766,256	35,227,116	34,927,116	34,052,039	30,515,373
Cash Dividends per Common Share	-	-	-	-	-

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

ITEM 14             Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15T          CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, these disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities Exchange Commission and include controls and procedures designed to ensure that such information is accumulated and communicated to our company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Report on Internal Control Over Financial Reporting.” Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated. Our company intends to remediate the material weaknesses as set out below.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected.

Management’s Report on Internal Control Over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company. Our company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that our company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2007 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2007 due to the following material weaknesses (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

Our company plans to take steps to enhance and improve the design of our internal controls over financial reporting. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal years ending December 30, 2008 and 2009: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance and (iii) implement a disaster recovery plan. The remediation efforts set out above are largely dependent upon our company securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected in a material manner.

Our internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

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

ITEM 19             Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

(1)	Articles of Incorporation and By-laws:

1.1	Articles of Incorporation (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.2	Supplementary Letters Patent dated October 16, 1970 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.3	Articles of Revival dated September 25, 1987 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.4	Articles of Amendment dated March 26, 1991 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.5	Articles of Revival dated February 3, 1995 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.6	Articles of Amendment dated June 19, 1995 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.7	Articles of Amendment dated October 2, 1998 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.8	Articles of Amendment dated May 6, 2004 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

1.9	By-laws (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.10*	Articles of Amendment dated November 21, 2008.

(4)	Material Contracts

4.1	Form of Subscription Agreement entered into with Patrick Brauckmann and Abeir Haddad. (incorporated by reference from our Registration Statement on Form 20-F filed on July 15, 2005).

4.2	Option Agreement dated February 1, 2005 with Minera Cerro El Diablo Inc. (incorporated by reference from our Registration Statement on Form 20-F filed on July 15, 2005).

4.3	Membership Interest Liquidation Agreement dated December 31, 2004 with Cactus Precious Metals LLC. (incorporated by reference from our Registration Statement on Form 20-F filed on July 15, 2005).

4.4	Subscription Agreement dated March 7, 2005 entered into with Hugh Steine. (incorporated by reference from our Registration Statement on Form 20-F filed on July 15, 2005).

4.5	Settlement Agreement dated January 20, 2006 with Richard Bachman (incorporated by reference from our Current Report on Form 6-K filed on January 26, 2006).

4.6	Termination Agreement dated February 6, 2006 with Matthew Mason and Pan American Nevada (incorporated by reference from our Registration Statement on Form 20-F filed on June 30, 2006).

4.7	Letter Agreement dated March 15, 2006 with Aztec Copper Inc. (incorporated by reference from our Current Report on Form 6-K filed on April 28, 2006).

4.8	Subscription Agreement dated March 22, 2006 with Epsom Investment Services N.V. (incorporated by reference from our Registration Report on Form 20-F filed on June 30, 2006)

4.9	Letter Agreement dated May 10, 2006 between Pan American Gold Corporation and Ramon Farias (incorporated by reference from our Current Report on Form 6-K filed on May 17, 2006).

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

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A No. 2 and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEWCASTLE RESOURCES LTD.

Per:   /s/ John Toljanich
          John Toljanich
          President, Chief Executive Officer and Secretary

Dated : March 11, 2009