Form 20-F
period 2008-12-31
NEWCASTLE RESOURCES LTD.
filed 2009-07-01
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………

For the transition period from _______________ to _______________

Commission file number 000-50112

NEWCASTLE RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Ontario, Canada
(Jurisdiction of incorporation or organization)

Suite 605 – 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
(Address of principal executive offices)

Contact: Brent Petterson
Telephone: 604.684.6312
Email: brentpetterson@telus.net
Suite 605 – 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable	Not Applicable
Title of Each Class	Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
Title of Class

2

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 1,258,875 common shares, without par value, issued and outstanding as of December 31, 2008.

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

[   ] YES     [   ] NO    Not yet applicable to the registrant

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[X] YES    [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]           Accelerated filer [   ]            Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [X]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

[   ] Item 17    [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).

[X]YES    [   ] NO

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

As used in this annual report, the terms “we”, “us”, “our”, and “Newcastle” mean Newcastle Resources Ltd., unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1               Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2               Offer Statistics and Expected Timetable

Not applicable.

ITEM 3               Key Information

A.               Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31, 2008. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below for the five year period ended December 31, 2008 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”. The data is presented in Canadian dollars.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Years Ended December 31 (Audited)

CANADIAN GAAP	2008	2007	2006	2005	2004
Net Sales or Operating Revenue	-	-	-	-	-
Administrative Expenses	$135,915	$373,800	$492,825	$301,154	$521,421
Resource Properties Written-Off	-	$234,920	$11,574	$62,081	$554,261
Income (Loss) From Operations	($170,270)	($602,917)	($290,284)	($491,882)	($982,572)
Other Income	-	-	$278,860	-	$204,402

CANADIAN GAAP	2008	2007	2006	2005	2004
Net Income (Loss) for the year	($170,270)	($602,917)	($290,284)	($428,078)	($982,572)
Net Income (Loss) from Operations per Common Share	($0.14)	($0.50)	($0.25)	($0.37)	($0.90)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$57,072	$35,985	$307,117	$3,250,702	$3,428,573
Net Assets	($270,482)	($99,765)	$171,203	$25,261	$452,784
Capital Stock	$8,827,569	$8,827,569	$8,509,552	$8,075,829	$7,446,962
Weighted Average Number of Common Shares Outstanding (adjusted to reflect changes in capital)	1,258,875	1,215,333	1,163,871	1,156,887	1,092,527
Diluted Net Income (Loss) per Common Share	($0.14)	($0.50)	($0.25)	($0.37)	($0.90)
Long-Term Debt	-	-	-	$3,134,515	$2,923,968
Cash Dividends per Common Share	-	-	-	-	-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Years Ended December 31 (Audited)

UNITED STATES GAAP	2008	2007	2006	2005	2004
Net Sales or Operating Revenue	-	-	-	-	-
Other Income	-	-	$278,860	-	$204,402
Net Income (Loss) for the year	($172,286)	($446,719)	($431,380)	($418,268)	($1,351,537)
Net Income (Loss) from Operations per Common Share	($0.14)	($0.37)	($0.37)	($0.36)	($1.23)
Total Assets	$34,547	$15,476	$152,752	$2,932,303	$3,100,364
Weighted Average Number of Common Shares Outstanding (adjusted to reflect changes in capital)	1,258,875	1,215,333	1,163,871	1,156,887	1,092,527
Cash Dividends per Common Share	-	-	-	-	-

Reconciliation to United States Generally Accepted Accounting Principles

A reconciliation to United States generally accepted accounting principles is included in Note 13 to the audited financial statements. The primary significant difference between Canadian and United States generally accepted accounting principles as they relate to our company is the accounting for stock-based compensation expenses.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 19, 2009, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.1287. For the past five fiscal years ended December 31, 2008, and for the monthly periods between December 1, 2008 and May 31, 2009, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 2004	$1.3017
December 31, 2005	$1.212
December 31, 2006	$1.1340
December 31, 2007	$1.0742
December 31, 2008	$1.0659

Month ended	High / Low
December 2008	$1.2971/$1.1962
January 2009	$1,2749/$1.1822
February 2009	$1.2710/$1.2190
March 2009	$1.2995/$1.2245
April 2009	$1.2640/$1.1939
May 2009	$1.1868/$1.0957

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

Our company has had negative cash flows from operations and if we are not able to obtain further financing, our business operations may fail.

We had cash in the amount of $30,354 and a working capital deficit of $293,007 as of December 31, 2008. We do not have sufficient funds to independently finance the acquisition of suitable business opportunities, nor do we have the funds to independently finance our daily operating costs. Our company does not expect to generate any revenues for the foreseeable future. Accordingly, we will require additional funds, either from equity or debt financing, to maintain our daily operations and to locate and acquire suitable business opportunities. Obtaining additional financing is subject to a number of factors, including market acceptance of projects, investor acceptance of any business opportunity we may acquire in the future and investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to our company is through the sale of equity capital. Any sale of share capital, however, will result in dilution to existing shareholders. If we are unable to raise additional funds when required, we may be forced to delay our plan of operation and our entire business may fail.

Our company currently does not generate revenues, and as a result, it faces a high risk of business failure.

We do not hold an interest in any business or revenue generating property or business. From the date of our incorporation, we have primarily focused on the location and acquisition of mineral and oil and gas properties. We have not generated any revenues to date. In order to generate revenues, we will incur substantial expenses in the location, acquisition and development of a prospective property or the acquisition of a suitable business. We therefore expect to incur significant losses into the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate any operating revenues or achieve profitable operations.

The worldwide macroeconomic downturn may reduce the ability of our company to obtain the financing necessary to continue our business and may reduce the number of viable businesses that we may wish to acquire.

Since 2008, there has been a downturn in general worldwide economic conditions due to many factors, including the effects of the subprime lending and general credit market crises, volatile but generally declining energy costs, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, adverse business conditions, increased unemployment and liquidity concerns. In addition, these macroeconomic effects, including the resulting recession in various countries and slowing of the global economy, will likely result in decreased business opportunities as potential target companies face increased financial hardship. Tightening credit and liquidity issues will also result in increased difficulties for our company to raise capital for our continued operations and to consummate a business opportunity with a viable business.

Due to the speculative nature of the exploration of mineral and oil and gas properties, there is substantial risk that our company’s business will fail.

The business of mineral and oil and gas exploration and development is highly speculative involving substantial risk. There is generally no way to recover any funds expended on a particular property unless reserves are established and unless we can exploit such reserves in an economic manner. Our company can provide investors with no assurance that any property interest that we may acquire will provide commercially exploitable reserves. Any expenditures by our company in connection with locating, acquiring and developing an interest in a mineral or oil and gas property may not provide or contain commercial quantities of reserves.

Even if our company discovers commercial reserves, we may not be able to successfully obtain commercial production.

Even if we are successful in acquiring an interest in a property that has proven commercial reserves of minerals or oil and gas, we will require significant additional funds in order to place the property into commercial production. We can provide no assurance to investors that we will be able to obtain the financing necessary to extract such reserves.

If our company is unable to hire and retain key personnel, we may not be able to implement our plan of operation and our business may fail.

Our company’s success will be largely dependent on our ability to hire and retain highly qualified personnel. This is particularly true in the highly technical businesses of mineral and oil and gas exploration. These individuals may be in high demand and we may not be able to attract the staff we need. In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or we may fail to retain such employees after they are hired.

At present, we have not hired any key personnel, apart from our key management employees as further discussed below. Our company’s failure to hire key personnel when needed will have a significant negative effect on our business.

Because our company’s executive officers do not have formal training specific to mineral and oil and gas exploration, there is a higher risk our business will fail.

While our company’s directors and executive officers have experience managing mineral exploration companies, they do not have formal training as geologists. Accordingly, management may not fully appreciate many of the specific requirements related to working within the mining and oil and gas industry. Our company’s management decisions may not take into account standard engineering or managerial approaches commonly used by such companies. Consequently, our operations, earnings, and ultimate financial success could be negatively affected due to our company’s management’s lack of experience in the industry.

We are dependant on the services of certain key employees, namely John Toljanich, chief executive officer, president and secretary and Brent Petterson, chief financial officer and the loss of these key employees may have a materially adverse effect on our company.

While engaged in the business of exploiting mineral properties, our company’s ability to continue our exploration of potential projects and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our company’s growth has depended, and in the future will continue to depend, on the efforts of our key management employees. Loss of any of these people would have a material adverse effect on our company. Currently our company does not have any contracts with our key employees and we do not have key-man life insurance.

Conflicts of interest may arise as a result of our company’s directors and officers being directors and officers of other natural resource companies.

Certain of our company’s directors and officers are also directors and/or officers and/or shareholders of other natural resource companies. While we are engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Our company’s directors are required by law to act honestly and in good faith with a view to our company’s best interests and to disclose any interest that they may have in any project or opportunity of our company. If a conflict of interest arises at a meeting of our company’s board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not our company will participate in any project or opportunity, our company’s directors will primarily consider the degree of risk to which our company may be exposed and our financial position at the time.

Our company’s By-laws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our company’s By-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by our company which may happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our company’s officers and directors and may discourage or deter our shareholders from suing our company’s officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue options to any of our employees, directors or consultants.

Because our company’s success is highly dependent upon our respective employees, we may in the future grant options to some or all of our key employees, directors and consultants to purchase shares of our common stock as non-cash incentives. Those options may be granted at exercise prices below those for the common stock prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of our company’s other stockholders may be diluted.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if our company issues additional shares or raises funds through the sale of equity securities.

In the event that our company is required to issue additional shares or decides to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. The dilution may result in a decline in the market price of our company’s shares.

United States investors may not be able to enforce their civil liabilities against our company or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against our company. Our company was incorporated under the Ontario Business Corporations Act. A majority of our company’s directors and officers are residents of Canada and substantially all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or our company predicated solely upon such civil liabilities.

Trading of our company’s stock may be restricted by the Securities and Exchange Commission’s “Penny Stock” regulations which may limit a stockholder’s ability to buy and sell our company’s stock.

The United States Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. Our company believes that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

Financial Industry Regulatory Authority (FINRA) sales practice requirements may also limit a stockholder’s ability to buy and sell our company’s stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our company’s common stock, which may limit your ability to buy and sell our company’s stock and have an adverse effect on the market for our company’s shares.

Trading in our company’s common shares on the OTC Bulletin Board is limited and sporadic making it difficult for our company’s shareholders to sell their shares or liquidate their investments.

The trading price of our company’s common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our company’s common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of the common shares, regardless of our company’s operating performance.

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

ITEM 4               Information on the Company

A.               History and Development of the Company

Our company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name “Jolly Jumper Products of America Limited”. On September 25, 1987, our name was changed to Sun Valley Hot Springs Ranch Inc. We changed our name to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998, we changed our name to Tri-Lateral Venture Corporation. On May 6, 2004, we changed our name to Pan American Gold Corporation and on November 10, 2008, we changed our name to our present and legal name “Newcastle Resources Ltd.”. We are a reporting issuer under the securities laws of the Province of Ontario.

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

On May 6, 2004, we entered into a share purchase agreement with Pan American Gold Corporation, a Nevada corporation, Graham Douglas and the shareholders of Pan American Nevada, whereby we acquired Pan American Nevada in consideration for the issuance of an aggregate of 3,370,000 shares of our common stock. The shares represented approximately 9.9% of our company’s outstanding shares on closing of the transaction. As a condition to the closing under the share purchase agreement, our board of directors appointed Richard Bachman as a member of our board of directors, and Kevin Hanson and Alan Crawford resigned as directors and officers of our company. On May 7, 2004, Michael Sweatman was appointed as a director of our company. With the acquisition of the Nevada subsidiary, we acquired the following four properties: Kinsley and Pinnacle located in Nevada, United States; Cactus in California, United States; and Eskay Creek in British Columbia, Canada. During 2004, we conducted some exploratory drilling on the Cactus and Kinsley properties. The exploration results were disappointing and these properties were subsequently abandoned. The Pinnacle property was abandoned when difficulties obtaining necessary permitting did not allow for any on site evaluation prior to a significant property payment.

On May 28, 2004, we acquired an interest in Doon Investments, an Alberta limited partnership involved in the petroleum and natural gas industry. To acquire our limited partnership interest, we issued a promissory note in the principal amount of $2,926,910, bearing interest at 4.75% per annum to November 30, 2008 and 7% per annum thereafter, repayable on December 29, 2009 and secured entirely by a charge on our interest in the limited partnership.

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

On November 10, 2008, our issued and unissued shares of common stock were consolidated on the basis of one (1) share for every (30) shares of common stock and our name was changed to Newcastle Resources Ltd. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008 at which time our trading symbol was changed to “NCSLF”.

On April 14, 2009, we entered into an option and purchase agreement with Premier Gold Mines Limited, whereby we optioned our 100% interest in ten patented mining claims, the Lennie Property. In order to exercise the option, Premier has agreed to pay $400,000 in cash payments and issue an aggregate of 160,000 shares of Premier to our company in prescribed amounts over three years, including $100,000 (received) and 40,000 shares (received) on signing of the agreement. A 3.0% net smelter return royalty (“NSR”) is payable to our company, of which one-third (1% NSR) can be purchased by Premier at any time for the sum of $1,000,000. In addition, Premier has committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.

B.               Business Overview

We are an exploration stage company that has not yet generated or realized any revenues from our business operations. We currently own the Lennie Property which we have optioned to Premier Gold Mines Limited.

As an exploration stage company, we are currently seeking opportunities to acquire prospective or existing mineral properties, prospective or producing oil and gas properties or other oil and gas resource related projects. We are also seeking opportunities outside of the resource sector. Simultaneously, we are seeking business opportunities with established business entities for the merger of a target business with our company. In certain instances, a target business may wish to become a subsidiary of our company or may wish to contribute assets to our company rather than merge.

Management of our company believes that there are perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include: (i) the ability to use registered securities to acquire assets or businesses; (ii) increased visibility in the financial community; (iii) the facilitation of borrowing from financial institutions; (iv) improved trading efficiency; (v) stockholder liquidity; (vi) greater ease in subsequently raising capital; (vii) compensation of key employees through stock options; (viii) enhanced corporate image; and (ix) a presence in the United States capital market.

We may seek a business opportunity with entities who have recently commenced operations, or entities who wish to utilize the public marketplace in order to raise additional capital in order to expand business development activities, to develop a new product or service, or for other corporate purposes. We may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

In implementing a structure for a particular business acquisition or opportunity, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. Upon the consummation of a transaction, it is likely that our company’s present management will no longer be in control of our company. In addition, it is likely that our company’s officers and directors will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

As of the date hereof, management has not entered into any formal written agreements for a business combination or opportunity. When any such agreement is reached, we intend to disclose such an agreement by filing a news release.

We anticipate that the selection of a business opportunity in which to participate will be complex and without certainty of success. Management believes that there are numerous firms in various industries seeking the perceived benefits of being a publicly registered corporation. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We can provide no assurance that we will be able to locate compatible business opportunities.

As an exploration stage company, we are not able to fund our cash requirements through our current operations. Historically, we have been able to raise a limited amount of capital through private placements of our equity stock, but we are uncertain about our continued ability to raise funds privately given the current economic situation. Further, we believe that we may have difficulties raising capital until we locate a prospective property or non-resource business through which we can pursue our plan of operation. If our company is unable to secure adequate capital to continue our acquisition efforts, our company’s shareholders may lose some or all of their investment and our business may fail.

Bankruptcy and Similar Proceedings

Within the three most recently completed financial years, neither our company nor our former subsidiary has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold our assets and no such proceedings are proposed for the current fiscal year.

C.               Organizational Structure

Effective April 14, 2008, our inactive subsidiary, Pan American Gold Corporation (Nevada) was dissolved.

Effective December 2, 2008, we entered into a Share Transfer Agreement with MDS Management Ltd. whereby we transferred 100% of the issued and outstanding shares in the capital of our former subsidiary, Compania Minera P.A.M. de C.V., a company incorporated pursuant to the laws of Mexico, to MDS Management Ltd. Our company had no subsidiaries as of December 31, 2008.

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

Our company currently owns the Lennie Property which we have optioned to Premier Gold Mines Limited.

The Lennie Property

We have maintained our 100% interest in the Lennie property, a gold exploration project located in the Red Lake Mining District of Ontario, Canada. In addition to the surface rights, we own ten patented claims for the mineral rights on the Lennie property.

The Lennie Property is strategically located northeast of the Red Lake Gold Mines complex along the same geological contact that hosts the major gold mines in Red Lake. It covers the important unconformity between the ore-hosting Balmer volcanic rocks and the overlying sedimentary rocks. Folded ultramafic rocks and conjugate fault structures will be the focus of an exploration program that will begin this summer on the property, including diamond drilling.

On April 14, 2009, we entered into an option and purchase agreement with Premier Gold Mines Limited, whereby we optioned our 100% interest in ten patented mining claims, the Lennie Property. In order to exercise the option, Premier has agreed to pay $400,000 in cash payments and issue an aggregate of 160,000 shares of Premier to our company in prescribed amounts over three years, including $100,000 (received) and 40,000 shares (received) on signing of the agreement. A 3.0% net smelter return royalty (“NSR”) is payable to our company, of which one-third (1% NSR) can be purchased by Premier at any time for the sum of $1,000,000. In addition, Premier has committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.

The last exploration to occur on the Lennie property was a small, shallow drill program in 1996. That program intersected faults containing mineralized quartz-carbonate veins in Balmer rocks. It is anticipated that deep drilling will begin in the summer to test these potential faults as well as other targets.

ITEM 4A            Unresolved Staff Comments

Not applicable.

ITEM 5               Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles.

A.               Operating Results

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

General and administrative expenses totalled $135,915 for the year ended December 31, 2008 compared to $373,800 for the year ended December 31, 2007. Our decreased activity in exploration and in general operations caused expenses to decrease in virtually all categories. The largest decrease was in stock-based compensation expense as there were no options granted or vested during the current year. The only expenses that increased were legal and transfer agent fees, which both increased as a result of a corporate restructuring process that began in 2008 and has continued in 2009.

We incurred a net loss for the year ended December 31, 2008 of $170,270 or ($0.14) per share compared to a net loss of $602,917 or ($0.50) per share for the year ended December 31, 2007. The decrease in net loss in 2008 was due to the decreased activity in exploration and in general operations.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Operations during the year ended December 31, 2007 were primarily related to the exploration of our Huicicila (Miravalles) Property in Nayarit State, Mexico. This property would have required a significant level of expenditure in the summer of 2007, and consequently it was decided that we would dispose of our interest in this property.

Administrative expenses totalled $373,800 for the year ended December 31, 2007 compared to $492,825 for the year ended December 31, 2006. Our decreased activity in exploration and general operations caused expenses to decrease in most aspects of our business.

We incurred a net loss for the year ended December 31, 2007 of $602,917 or ($0.50) per share compared to a net loss of $290,284 or ($0.25) per share for the year ended December 31, 2006. The increase in net loss in 2007 was due to a write-off of $234,920 with respect to resource properties. In addition, in 2006, we had a one-time gain on the disposal of a partnership interest of $278,860.

B.               Liquidity and Capital Resources

As at December 31, 2008

During the year ended December 31, 2008, we used $138,990 on operating activities, used $3,113 in investing activities and received $167,790 from financial activities, thereby increasing our cash position from $4,667 at December 31, 2007 to $30,354 at December 31, 2008.

We had a working capital deficit of $293,007 as at December 31, 2008 compared to a working capital deficit of $120,274 as at December 31, 2007.

General and administrative expenses were $135,915 for the year ended December 31, 2008 compared to $373,800 for the year ended December 31, 2007, which included a non-cash charge of ($447) (2007: $146,994) for stock-based compensation. The decrease was attributable to decreases in management fees, investor relations, accounting and audit fees, rent, printing and office fees and travel and entertainment expenses during the year ended December 31, 2008.

On October 5, 2006, we settled $30,000 in debt owed to a former director of our company by the issuance of 100,000 shares of common stock of our company.

On March 5, 2007, we completed a private placement of 814,140 units to four investors at a price of US$0.10 per unit for gross proceeds of US$81,414. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share for US$0.20 until March 5, 2009.

On August 24, 2007, we completed a private placement of 1,000,000 units to one investor at a price of US$0.05 per unit for gross proceeds of US$50,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share for US$0.05 until August 24, 2009.

In early 2007, we decided to dispose of our interest in the Huicicila (Miravalles) property in Nayarit State, Mexico, based on the difficulty in securing financing and the limited exploration season, and determined to seek new properties and raise additional financings. This property would have required a significant level of expenditure in the summer of 2007 in order to maintain our interest and consequently the disposition decision was made. We currently own the Lennie property located in Ontario, Canada, which we have optioned to Premier Gold Mines Limited.

We are currently seeking opportunities to acquire prospective or existing mineral properties, prospective or producing oil and gas properties or other oil and gas resource related projects. Simultaneously, we are seeking business opportunities with established business entities for the merger of a target business with our company. In certain instances, a target business may wish to become a subsidiary of us or may wish to contribute assets to us rather than merge. We have not entered into any definitive agreements to date and there can be no assurance that we will be able to enter into any definitive agreements. We anticipate that any new acquisition or business opportunities by our company will require additional financing. There can be no assurance, however, that we will be able to acquire the financing necessary to enable us to pursue our plan of operation. If our company requires additional financing and we are unable to acquire such funds, our business may fail.

Even if we are able to acquire an interest in a mineral or oil and gas property or enter into a business opportunity and obtain the necessary funding, there is no assurance that any revenues would be generated by us or that revenues generated would be sufficient to provide a return to investors.

We estimate that our general and administrative expenses will be approximately $120,000 for the twelve-month period ending December 31, 2009. We had cash of $30,354 and current assets of $34,547 as at December 31, 2008. We received $100,000 and 40,000 common shares from Premier Gold Mines Limited in connection with the option of the Lennie property, which should fund our general and administrative expenses for 2009. We propose to complete a private placement of up to US$500,000 through the issuance of up to 10,000,000 post consolidation shares at a price of US$0.05 per share in the near future to repay outstanding advances payable; however there is no assurance that we will be able to obtain such financing.

We will incur additional expenses if we are successful in entering into an agreement to acquire an interest in a prospective or existing mineral property, a prospective or producing oil or gas property or a business opportunity. If we acquire any property interests, we will require significant funds to develop the property in addition to any acquisition costs. It is not possible to estimate such funding requirements until such time as we enter into a definitive agreement to acquire an interest in a property or enter into a business combination.

Exploration Program

We do not expect to expend any amounts on exploration over the twelve month period ending December 31, 2009.

Purchase of Significant Equipment

We do not intend to purchase any significant equipment over the twelve month period ending December 31, 2009.

Employees

Our company is currently operated by John Toljanich, as our president, secretary and chief executive officer, and Brent Petterson, as our chief financial officer. We currently have no employees and we do not anticipate hiring any employees over the twelve month period ending December 31, 2009.

US GAAP

The results of operations discussed above are based on our audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 13 to the audited financial statements included elsewhere in this annual report. Significant differences between Canadian GAAP and US GAAP include:

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

Mineral properties include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition if a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that capitalized costs be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC 126 states that a mining enterprise which has not objectively established mineral reserves and, therefore, does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.

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

Our company’s US and Mexican subsidiaries are considered integrated foreign subsidiaries which are financially and operationally dependent on our company. Our company uses the temporal method to translate the accounts of its integrated US and Mexican operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period except for amortization, which is translated on the same basis as the related asset. The resulting translation gains or losses are recognized in income.

Changes in Accounting Policy

Effective on January 1, 2008, our company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” which replaced Section 3861 “Financial Instruments – Disclosure and Presentation”. These sections carry forward the former presentation requirements and increase the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. The adoption of these sections had no impact on our company’s consolidated financial statements.

Effective January 1, 2008, our company adopted the CICA Handbook Section 1506, “Accounting Changes”, to make accounting policy changes only in the event that a change is made within a primary source of generally accepted accounting principles, or where a change is warranted to provide more relevant and reliable information. All accounting policy changes are to be applied retroactively, unless there is no specific transition provision or it is impracticable to do so. Any prior period errors identified also require retroactive application. The adoption of the section did not have any significant impact on our company’s financial statements.

Effective January 1, 2008, our company adopted the CICA Handbook Section 1535, “Capital Disclosures”, to disclose its objectives, policies and processes for managing capital, and compliance with externally imposed capital requirements, if any. The adoption of this standard did not have any significant impact on our company’s financial statements.

Effective January 1, 2008, our company adopted the CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, to provide revised guidance on management’s responsibility to assess and disclose our company’s ability to continue as a going concern. The adoption of this standard did not have a significant impact on our company’s financial statements.

Recent Accounting Pronouncements

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier adoption permitted. Our company is currently evaluating the impact of this standard on the consolidated financial statements.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. Our company is currently evaluating the impact of this standard on the consolidated financial statements.

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Our company continues to monitor and assess the impact of convergence of Canadian generally accepted accounting principles and IFRS.

C.               Research and Development, Patents, Licenses, etc.

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

G.               Safe Harbor

Not applicable.

ITEM 6               Directors, Senior Management and Employees

A.               Directors and Senior Management

We have no arrangement or understanding with major shareholders, customer, suppliers or others pursuant to which any of our directors or officers was selected as a director or officer. The following table sets forth the names, business experience and area of expertise of each of our directors and officers, as at June 26, 2009:

Name / Office Held / Age	Function and Areas of Experience in the Company
John Toljanich (1) President, Chief Executive Officer, Secretary and Director Age 70	As our president, chief executive officer, secretary and a director, Mr. Toljanich is responsible for the overall management of the affairs and business of our company.
Brent Petterson (2) Chief Financial Officer and Director Age: 48	As our chief financial officer and a director, Mr. Petterson is responsible for the financial management of the affairs and business of our company.
Roy Brown (3) Director Age: 62	As a director, Mr. Brown is responsible for the management and supervision of the affairs and business of our company.

(1)	John Toljanich was appointed as a director of our company on March 13, 2008 and as our president, secretary and chief executive officer effective May 8, 2008.

(2)	Brent Petterson was appointed as a director of our company on February 15, 2008 and as our chief financial officer effective May 8, 2008.

(3)	Roy Brown was appointed as a director of our company on May 8, 2008.

John Toljanich –- President, Chief Executive Officer, Secretary and Director

Mr. Toljanich is a retired businessman with extensive involvement as a director and management of public resource and energy companies over the last fifteen years. In addition, he has thirty years experience in land and improvement appraisals and supervision. Mr. Toljanich currently chairs property assessment review panels.

Brent Petterson – Chief Financial Officer and Director

Mr. Petterson has been a certified general accountant from 1989 to present. He has fifteen years experience in financial reporting matters associated with public companies. He is currently on the board of directors of Garibaldi Resources Corp., a public mineral exploration company with its shares listed on the TSX Venture Exchange.

Roy Brown – Director

Mr. Brown has been a director of several public resource and energy companies. He is the president of Roymor Market Services Inc., a private company in the business of assisting public companies in identifying sources of capital.

Family Relationships

There are no family relationships between any of the directors or executive officers of our company.

B.               Compensation

The following table sets out the compensation provided to our directors and executive officers for performance of their duties during the fiscal year ended December 31, 2008.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)(1)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
John Toljanich(2) President, Chief Executive Officer and Director	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Roy Brown(3) Director	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brent Petterson(4) Chief Financial Officer and Director	2008	22,000(5)	Nil	Nil	Nil	Nil	Nil	Nil	22,000
Steve Bajic (6) Former President & Chief Executive Officer	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Martin Bajic(7) Former Chief Financial Officer	2008	5,000(8)	Nil	Nil	Nil	Nil	Nil	Nil	5,000
Giovanni Lopez Former Director(9)	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Denny Roman Former Director(10)	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)

The value of perquisites and other personal benefits, securities and property granted to our officers and directors that do not exceed the lesser of $50,000, or 10% of the total of the annual salary and bonus, are not reported herein.

(2)	John Toljanich was appointed a director of our company on March 13, 2008 and the president, secretary and chief executive officer of our company on May 8, 2008.

(3)	Roy Brown was appointed a director of our company on May 8, 2008.

(4)	Brent Petterson was appointed a director of our company on February 15, 2008 and chief financial officer of our company on May 8, 2008.

(5)	MBP Management Ltd., a company controlled by Brent Petterson, received $22,000 from our company during the fiscal year ended December 31, 2008.

(6)	Steve Bajic was appointed president and chief executive officer of our company on March 20, 2006. He resigned from those positions effective May 8, 2008.

(7)	Martin Bajic was appointed chief financial officer of our company on August 22, 2006 and resigned effective May 8, 2008.

(8)	Martin Bajic received a salary of $5,000 for accounting services during the fiscal year ended December 31, 2008.

(9)	Mr. Lopez resigned as a director of our company on March 13, 2008.

(10)	Mr. Roman resigned as a director of our company on February 15, 2008.

Pension, Retirement or Similar Benefits

We do not provide retirement benefits for directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2008 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

Compensation Of Directors

No cash compensation was paid to any of our directors for services as a director during the fiscal year ended December 31, 2008. We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including for committee participation and/or special assignments, during the year ended December 31, 2008.

C. Board Practices

The directors are re-elected at the annual general meeting of our shareholders and our officers are re-elected at a directors’ meeting following the annual general meeting. The last annual general meeting was held on September 9, 2008 and each of our current directors was elected thereat and will continue to hold his respective office until his successor is elected or appointed at the next annual general meeting, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Ontario Business Corporations Act.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

Audit Committee

As of the date of this annual report, our entire board of directors functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors. The audit committee acted by unanimous consent resolution during the year ended December 31, 2008.

Remuneration Committee

We do not have a standing remuneration committee but our entire board of directors acts as our compensation committee. We do not believe it is necessary to have a standing remuneration committee because we believe that the functions of such a committee can be adequately performed by our board of directors.

D.               Employees

During the fiscal years ended December 31, 2008, 2007 and 2006, we did not have any employees. Our company is currently operated by John Toljanich, our president, chief executive officer and secretary, and Brent Petterson, our chief financial officer.

We do not currently have any paid employees and have not experienced a significant change in the number of people we employ.

E.               Share Ownership

There were 1,258,875 common shares and 33,334 share purchase warrants issued and outstanding as of June 16, 2009. Of the 1,258,875 common shares issued and outstanding as of June 16, 2009, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned as of June 16, 2009	Percentage (1)
John Toljanich President, Chief Executive Officer, Secretary and Director	Nil	0%
Brent Petterson Chief Financial Officer and Director	Nil	0%
Roy Brown Director	Nil	0%

(1)	Based on 1,258,875 common shares issued and outstanding as at June 16, 2009 and the number of shares issuable upon the exercise of issued and outstanding stock options and share purchase warrants.

There were no long-term incentive awards made to our executive officers during the fiscal year ended December 31, 2008 nor are there pension plan benefits in place for our executive officers.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 10% of the issued and outstanding common shares of our company’s stock on the date of issue. Each option upon its exercise entitles the grantee to one common share. The exercise price of common shares subject to an option will be determined by the board of directors at the time of grant. Non-incentive stock options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option or such lesser periods as may be determined by our board of directors. Incentive stock options may be granted under our stock option plan for an exercise period of up to five years from the date of grant.

During the year ended December 31, 2008, we did not grant any stock options and no options previously granted to directors or officers were repriced.

ITEM 7               Major Shareholders and Related Party Transactions

A.               Major Shareholders

There were 1,258,875 shares of our common stock issued and outstanding as of June 16, 2009. As of June 16, 2009, there are no persons known to us to be the beneficial owner of more than five (5%) of our common shares.

As of June 17, 2009, the registrar and transfer agent for our company reported that there were 1,258,875 shares of our common stock issued and outstanding. Of those common shares issued and outstanding, 926,006 common shares were registered to Canadian residents (89 shareholders), 332,788 common shares were registered to residents of the United States (6 shareholders) and 3 common shares were registered to residents of other foreign countries (1 shareholder). The difference of 78 common shares between the number of issued and outstanding and the total shares from all jurisdictions is due to fractional rounding.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.               Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2008 fiscal year to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individual’s families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Since the beginning of our company’s fiscal year ended December 31, 2008 up to June 26, 2009, we entered into the following related party transactions:

(a)	we incurred management fees of $22,000 and accounting fees of $5,000 with directors, officers and former directors during the year ended December 31, 2008; and

(b)	we incurred management fees of $15,000 and directors’ fees of $1,000 with directors and officers during the period from January 1, 2009 to June 26, 2009.

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

B.               Significant Events

Not applicable.

ITEM 9               The Offer and Listing

A.               Offer and Listing Details

Price History

Our shares began trading on the OTC Bulletin Board on April 16, 2004 under the symbol TRIVF. On June 2, 2004, our symbol changed from “TRIVF” to “PNAMF” and our CUSIP number changed to 697840 10 6. On November 28, 2008, our symbol changed from “PNAMF” to “NCSLF” and our CUSIP number changed to 65106H 10 8.

The annual high and low market prices for our common shares for the full fiscal years since our shares began trading on the OTC Bulletin Board were as follows:

	OTC Bulletin Board

	High (U.S.$)	Low (U.S.$)
Annual Highs and Lows
2005	0.62	0.10
2006	0.99	0.12
2007	0.23	0.02
2008(1)	0.15	0.001

(1)

On November 10, 2008, our issued and unissued shares of common stock were consolidated on the basis of one (1) share for every (30) shares of common stock and our name was changed to Newcastle Resources Ltd. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008 at which time our trading symbol was changed to “NCSLF”.

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the OTC Bulletin Board were as follows:

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)
Quarterly Highs and Lows
2007
First Quarter	0.23	0.10
Second Quarter	0.18	0.08
Third Quarter	0.12	0.05
Fourth Quarter	0.07	0.02
2008
First Quarter	0.07	0.02
Second Quarter	0.15	0.03
Third Quarter	0.11	0.013
Fourth Quarter(1)	0.04	0.001

(1)

On November 10, 2008, our issued and unissued shares of common stock were consolidated on the basis of one (1) share for every (30) shares of common stock and our name was changed to Newcastle Resources Ltd. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008 at which time our trading symbol was changed to “NCSLF”.

The high and low market prices of our common shares for each of the most recent months from January 2009 through May 2009 on the OTC Bulletin Board were as follows:

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)

Monthly Highs and Lows
2009
January	no trades	no trades
February	0.89	0.20
March	0.16	0.16
April	0.12	0.12
May	0.12	0.11

The transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.661.0271; Facsimile: 604.661.9549) .

B.               Plan of Distribution

Not applicable.

C.               Markets

Our common shares are quoted on the Over-the-Counter Bulletin Board (as they have been quoted since April 16, 2004). Our symbol is “NCSLF” and our CUSIP number is 65106H 10 8.

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

2.

Subscription Agreement dated August 24, 2007 with Bank Sal. Oppenheim jr & Cie (Switzerland) Ltd for a private placement of 1,000,000 units at a price of US$0.05 per unit for gross proceeds of US$50,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share for US$0.05 until August 24, 2009.

3.	Stock Option Agreements dated September 5, 2007 with Steve Bajic, Martin Bajic, Denny Roman and Giovanni Lopez for a total of 1,200,000 options exercisable at $0.05.

5.

Option and Purchase Agreement dated April 14, 2009 with Premier Gold Mines Limited whereby we optioned our 100% interest in ten patented mining claims, the Lennie Property. In order to exercise the option, Premier has agreed to pay $400,000 in cash payments and issue an aggregate of 160,000 shares of Premier to our company in prescribed amounts over three years, including $100,000 (received) and 40,000 shares (received) on signing of the agreement. A 3.0% net smelter return royalty (“NSR”) is payable to our company, of which one-third (1% NSR) can be purchased by Premier at any time for the sum of $1,000,000. In addition, Premier has committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.

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

E.               Taxation

Material Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be, a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention (1980), as amended (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act to withholding tax which tax is deducted at source by our company. The withholding tax rate for dividends prescribed by the Income Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty. Under the Treaty, the withholding tax rate is reduced to 15% on dividends paid by our company to residents of the United States and is further reduced to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of our company.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of our company unless such share is “taxable Canadian property” (as defined in the Income Tax Act) of the non-resident holder. Our common shares generally will not be taxable Canadian property of a non-resident holder unless the non-resident holder alone or together with non-arm’s length persons owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of the shares. In the case of a non-resident holder resident in the United States for whom shares of our company are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares are urged to consult their own tax advisors with respect to Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum United States federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to United States federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

We do not believe that we are a passive foreign investment corporation (a “PFIC”). However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse tax consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder’s holding period for the shares. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status. However, regardless of whether such elections are made, dividends paid by a PFIC will not be “qualified dividend income” and will generally be taxed at the higher rates applicable to other items of ordinary income.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common shares.

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

I.               Subsidiary Information

We do not have any subsidiaries as of the date of this annual report.

ITEM 11             Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

ITEM 12             Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13             Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14             Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15T           Controls and Procedures

A.  Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Report on Internal Control Over Financial Reporting.”

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

B.   Management’s Report on Internal Control Over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company. Our company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that our company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, along with an independent consultant, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2008 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2008 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) insufficient disaster recovery plans.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2008. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2009: (i) address inadequate segregation of duties and ineffective risk management; (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance; and (iii) implement a disaster recovery plan. The remediation efforts set out above are largely dependent upon our company securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected in a material manner.

Our internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

C.   Changes in Internal Control Over Financial Reporting

There were no changes in internal control over financial reporting in the year ended December 31, 2008. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2008, conducted by our principal executive officer, principal financial officer and an independent consultant, we expect to make such changes in the year ended December 31, 2009.

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

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission as Exhibit 14.1 to our annual report filed on July 15, 2004. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: Newcastle Resources Ltd., Suite 605 – 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3.

ITEM 16C          Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed Manning Elliott LLP, Chartered Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2008. The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of our annual financial statements for the fiscal years ended December 31, 2008 and 2007 were $22,500 and $26,000 respectively.

Audit Related Fees

For the fiscal year ended December 31, 2008 and 2007, the aggregate fees billed for assurance and related services by Manning Elliot LLP relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $Nil and $16,250, respectively.

Tax Fees

For the fiscal year ended December 31, 2008 and 2007, the aggregate fees billed for tax compliance, tax advice and tax planning by Manning Elliott LLP were $Nil and $Nil, respectively.

All Other Fees

For the fiscal year ended December 31, 2008 and 2007, the aggregate fees billed by Manning Elliott LLP for other non-audit professional services, other than those services listed above, totalled $Nil and $Nil, respectively.

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

ITEM 16E          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F          Change in Registrant’s Certifying Accountants

Not applicable.

ITEM 16G          Corporate Governance

Not applicable.

PART III

ITEM 17          Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18          Financial Statements

Financial Statements Filed as Part of the Annual Report:

Audited Consolidated Financial Statements for the years ended December 31, 200 and 2006:

NEWCASTLE RESOURCES LTD.

(formerly Pan American Gold Corporation)

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Newcastle Resources Ltd. (formerly Pan American Gold Corporation) (An Exploration Stage Company)

We have audited the consolidated balance sheets of Newcastle Resources Ltd. (formerly Pan American Gold Corporation) (An Exploration Stage Company) as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, cash flows and stockholders’ deficiency for each of the three years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newcastle Resources Ltd. as at December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 24, 2009

COMMENTS BY AUDITORS ON CANADA – UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 24, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 24, 2009

NEWCASTLE RESOURCES LTD.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

	2008	2007

ASSETS
Current
Cash	$30,354	$4,667
Other receivables	4,193	10,809
	34,547	15,476
Mineral property – Note 4	22,525	20,509

	$57,072	$35,985

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 7	$55,073	$73,664
Advances payable – Note 5	195,648	-
Loans payable – Note 5	76,833	62,086

	327,554	135,750

STOCKHOLDERS’ DEFICIENCY

Share capital – Note 6	8,827,569	8,827,569
Contributed surplus	236,808	237,255
Deficit	(9,334,859)	(9,164,589)

	(270,482)	(99,765)

	$57,072	$35,985
Nature and Continuance of Operations – Note 1
Subsequent Event – Note 14

APPROVED ON BEHALF OF THE BOARD:

“John Toljanich”	Director	“Brent Petterson”	Director
John Toljanich		Brent Petterson

The accompanying notes form an integral part of these consolidated financial statements

NEWCASTLE RESOURCES LTD.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
for the years ended December 31, 2008, 2007 and 2006
(Stated in Canadian Dollars)

	2008	2007	2006

General and administrative expenses
Stock-based compensation – Note 6 and 7	$(447)	$146,994	$132,655
Management fees – Note 7	22,000	72,346	69,975
Legal	46,194	33,857	68,754
Investor relations	-	23,472	59,258
Accounting and audit – Note 7	35,000	45,840	50,515
Transfer agent and filing fees	23,569	16,062	44,688
Directors fees	-	-	36,000
Rent, printing and office	8,648	26,091	17,537
Travel and entertainment	250	7,539	11,662
Interest and bank charges	701	1,599	1,781

Loss before other items	(135,915)	(373,800)	(492,825)

Other items
Gain on disposal of partnership interest – Note 3	-	-	278,860
Mineral properties written off – Note 4	-	(234,920)	(11,574)
Gain on disposition of subsidiary – Note 12	8,250	-	-
Interest on promissory note	-	-	(61,255)
Interest income	-	867	5,029
Foreign exchange	(42,605)	4,936	(8,519)

Net loss and comprehensive loss for the year	(170,270)	(602,917)	(290,284)

Basic and diluted loss per share	$(0.14)	$(0.50)	$(0.25)

Weighted average number of common shares outstanding	1,258,875	1,215,333	1,163,871

The accompanying notes form an integral part of these consolidated financial statements

NEWCASTLE RESOURCES LTD.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2008, 2007 and 2006
(Stated in Canadian Dollars)

	2008	2007	2006
Operating Activities
Net loss for the year	$(170,270)	$(602,917)	$(290,284)
Add (deduct) items not affecting cash:
Mineral properties written off	-	234,920	11,574
Stock–based compensation	(447)	146,994	132,655
Gain on disposal of partnership interest	-	-	(278,860)
Gain on dissolution of subsidiaries	(8,250)	-	-
Interest on promissory note	-	-	61,255
Foreign exchange	42,605	-	-

	(136,362)	(221,003)	(363,660)
Changes in non-cash working capital items
related to operations:
Other receivables	(192)	(1,088)	(8,021)
Accounts payable and accrued liabilities	(2,436)	7,979	4,557

	(138,990)	(214,112)	(367,124)
Financing Activities
Loans payable	-	(8,143)	70,229
Advances payable	167,790	-	-
Proceeds from common shares issued	-	184,955	578,700

	167,790	176,812	648,929

Investing Activities
Proceeds on disposal of partnership interest	-	-	10,000
Net Cash on disposal of subsidiary	(1,097)	-	-
Mineral property costs	(2,016)	(78,722)	(174,809)

	(3,113)	(78,722)	(164,809)

Increase (decrease) in cash during the year	25,687	(116,022)	116,996

Cash, beginning of the year	4,667	120,689	3,693

Cash, end of the year	$30,354	$4,667	$120,689

The accompanying notes form an integral part of these consolidated financial statements

NEWCASTLE RESOURCES LTD.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDER’S DEFICIENCY
for the years ended December 31, 2008, 2007 and 2006
(Stated in Canadian Dollars)

	# of Issued
	Common		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2005	1,164,237	$8,075,829	$220,820	$(8,271,388)	$25,261

Shares returned to treasury	(26,667)	(174,977)	(130,152)	-	(305,129)
Shares issued for cash on private placements	33,333	578,700	-	-	578,700
Shares issued for debt settlement	3,333	30,000	-	-	30,000
Stock-based compensation	-	-	132,655	-	132,655
Net loss for the year	-	-	-	(290,284)	(290,284)

Balance, December 31, 2006	1,174,236	$8,509,552	$223,323	$(8,561,672)	$171,203

Shares issued for cash on private placements	60,472	147,790	-	-	147,790
Shares issued for cash on exercise of options	24,167	170,227	(133,062)	-	37,165
Stock-based compensation	-	-	146,994	-	146,994
Net loss for the year	-	-	-	(602,917)	(602,917)

Balance, December 31, 2007	1,258,875	8,827,569	237,255	(9,164,589)	(99,765)

Stock-based compensation	-	-	(447)	-	(447)
Net loss for the period	-	-	-	(170,270)	(170,270)

Balance, December 31, 2008	1,258,875	$8,827,569	$236,808	$(9,334,859)	$(270,482)

The accompanying notes form an integral part of these consolidated financial statements

NEWCASTLE RESOURCES LTD.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 1	Nature and Continuance of Operations

Newcastle Resources Ltd. (the “Company”), was incorporated in the Province of Ontario, Canada, and its common shares are listed for trading on the OTC Bulletin Board in the United States. On November 10, 2008, the Company changed its name from Pan American Gold Corporation to Newcastle Resources Ltd.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties primarily in Canada and Mexico. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

At December 31, 2008, the Company had a working capital deficiency of $293,007 (2007: $120,274) and had an accumulated deficit of $9,334,859 (2007: $9,164,589) which has been financed primarily by the issuance of equity. These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and its liabilities in the normal course of business. The ability of the Company to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet its future exploration commitments and to complete the development of its properties and/or realize proceeds from the sale of one or more of the properties. These financial statements do not reflect any adjustments related to carrying values and classification of assets and liabilities which would be necessary should the Company be unable to continue as a going concern.

Note 2	Significant Accounting Policies

Principles of Consolidation and Basis of Accounting

These consolidated financial statements are prepared in Canadian dollars and include the accounts of the Company and its wholly-owned subsidiaries, Pan American Gold Corporation (Nevada) and Compania Minera P.A.M. de C.V., and are prepared in accordance with generally accepted accounting principles in Canada. Effective December 2, 2008, the Company disposed of all outstanding shares of its wholly owned subsidiary, Compania Minera P.A.M., S.A. de C.V. Effective April 14, 2008, the Company dissolved its wholly owned subsidiary, Pan American Gold Corporation (Nevada). All inter- company transactions and balances have been eliminated upon consolidation.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 2

Note 2	Significant Accounting Policies – (cont’d)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Mineral Properties

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

Mineral properties include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition if a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that capitalized costs be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC 126 states that a mining enterprise which has not objectively established mineral reserves and, therefore, does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.

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

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 3

Note 2	Significant Accounting Policies – (cont’d)

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

The Company’s US and Mexican subsidiaries are considered integrated foreign subsidiaries which are financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated US and Mexican operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non- monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period except for amortization, which is translated on the same basis as the related asset. The resulting translation gains or losses are recognized in income.

Basic and Diluted Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the periods. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. As the Company has recorded a net loss in each of the periods presented, basic and diluted net loss per share are the same since the exercise of warrants or options or the conversion of convertible securities would reduce the loss per share.

Stock-based Compensation

The Company accounts for the granting of stock options and direct awards of stock to employees, directors and non-employees using the fair value method whereby all awards will be recorded at fair value on the date of grant. The Company estimates the fair value of each stock option at the date of grant using the Black-Scholes option pricing model.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 4

Note 2	Significant Accounting Policies – (cont’d)

Stock-based Compensation (continued)

Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased.

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

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant (“CICA”) Handbook Section 3840 – Related Party Transactions.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 5

Note 2	Significant Accounting Policies – (cont’d)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The more significant areas requiring the use of estimates relate to recoverability or valuation of mineral properties, the valuation of stock-based compensation and future income tax asset valuation allowances. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

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

Asset Retirement Obligations

The Company follows the Canadian Institute of Chartered Accountants’ Handbook Section 3110 “Asset Retirement Obligations” in accounting for its resource properties. This standard requires liability recognition for retirement obligations associated with the Company’s resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as resource properties. As of December 31, 2008 and 2007, the Company did not have any asset retirement obligations.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 6

Note 3	Investment in Limited Partnership

The Company had an interest in Doon Investments, an Alberta limited partnership involved in the petroleum and natural gas industry.

To acquire its limited partnership interest, the Company issued a promissory note for $2,926,910, bearing interest at 4.75% per annum to November 30, 2008 and 7% per annum thereafter, repayable on December 29, 2009 and secured entirely by a charge on the Company’s interest in the limited partnership. Interest was payable annually on June 30. Under the terms of the promissory note, the Company’s share of partnership cash distributions would be applied first to the payment of accrued interest and then to the payment of the principal amount of the promissory note.

During the year ended December 31, 2006, the Company disposed of the partnership interest and settled the promissory note for net proceeds of $10,000. A gain of $278,860 resulted from this disposition.

Note 4	Mineral Properties

2008:
	Lennie	Huicicila	Total
Interest in Claims:
Balance, January 31, 2008	$7,240	-	$7,240

Additions	2,016	-	2,016
Written-off	-	-	-
Balance, December 31, 2008	9,256	-	9,256

Exploration Expenditures:
Balance, January 31, 2008	13,269	-	13,269
Additions	-	-	-
Written-off	-	-	-

Balance, December 31, 2008	13,269	-	13,269
Balance, December 31, 2008	$22,525	-	$22,525

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 7

Note 4	Mineral Properties – (cont’d)

2007:
	Lennie	Huicicila	Total
Interest in Claims:
Balance, January 31, 2007	-	$22,342	$22,342
Additions	7,240	-	7,240
Written-off	-	(22,342)	(22,342)
Balance, December 31, 2007	7,240	-	7,240

Exploration Expenditures:
Balance, January 31, 2007	13,269	141,096	154,365
Additions	-	71,482	71,482
Written-off	-	(212,578)	(212,578)

Balance, December 31, 2007	13,269	-	13,269
Balance, December 31, 2007	$20,509	-	$20,509

Lennie Property, Ontario, Canada

Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario, subject to a 2% net smelter return royalty.

Huicicila Property, Nayarit State, Mexico

On May 15, 2006, the Company acquired the right to earn a 100% interest in the Huicicila Property which covered 994 hectares in Nayarit State, Mexico by completing the following:

Year 1 – Initial payment of US $20,000 (paid) and a second payment of US $40,000 (unpaid) six months subsequent to the initial payment. Additionally, the Company was required to complete fieldwork commitments of US $100,000 (incurred) on direct exploration of the property in that year.

Year 2 – Payment of US $120,000 on the anniversary date of the option and a field work commitment of US $200,000 was required to be completed.

The optionor of the Huicicila Property was a director of the Company.

During the year ended December 31, 2007, the Company abandoned its option on the Huicicila Property. Mineral property costs totalling $234,920 were written off.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 8

Note 4	Mineral Properties – (cont’d)

Eskay Creek Property, British Columbia, Canada

Pursuant to an agreement dated January 16, 2004, the Company acquired a 75% interest in the Eskay Creek property, consisting of 75 mineral claims located in the Skeena and Laird mining divisions in British Columbia. Under the terms of the agreement, the Company was required to pay all costs incurred in exploring and developing the property until such time as a positive feasibility study has been received, after which the property would be developed with the vendor under a joint venture agreement. The claims were subject to a 2% net smelter return royalty, payable upon the commencement of production.

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

Note 5	Advances and Loans Payable

Advances and loans payable are unsecured, non-interest bearing and have no specific terms of repayment. The advances and loans payable are denominated in US dollars (“US$”) for $195,648 (US$160,000) and $76,833 (US$62,834) respectively. Subsequent to December 31, 2008, the Company received additional advances of US$25,000.

Note 6	Share Capital

Authorized:

Unlimited number of common shares without par value

Unlimited number of non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

Share Consolidation:

On November 21, 2008, the Company effected a share consolidation of its issued and outstanding common shares on the basis of one share for every thirty shares held. The consolidation has been applied retroactively to the number of issued common shares in the consolidated statement of shareholders’ deficiency as well as to the numbers of share purchase options and warrants outstanding.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 9

Note 6	Share Capital – (cont’d)

Issued Common Shares:

During the year ended December 31, 2007, the Company issued 27,138 units at US$3.00 per unit for total proceeds of $95,930 pursuant to private placement agreements. Each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at US$6.00 per share until March 9, 2009.

During the year ended December 31, 2007, the Company issued 33,334 units at US$1.50 per unit for total proceeds of $51,860 pursuant to private placement agreements. Each unit consisted of one common share and one share purchase warrant exercisable into an additional common share at US$1.50 per share until August 24, 2009.

No value was attributed to the share purchase warrant contained in the units.

Share Purchase Warrants:

A summary of share purchase warrant activity during the year ended December 31, 2007 is presented below:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding, December 31, 2006	33,333	$24.00
Issued	60,472	$3.52
Expired	(33,333)	$24.00

Outstanding, December 31, 2007	60,472	$3.52

There was no share purchase warrant activity during the year ended December 31, 2008.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 10

Note 6	Share Capital – (cont’d)

Share Purchase Warrants:

At December 31, 2008, there were 60,472 share purchase warrants outstanding entitling the holders the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
27,138	US$6.00	* March 5, 2009
33,334	US$1.50	August 24, 2009
60,472

* Subsequent to December 31, 2008, a total of 27,138 share purchase warrants expired unexercised.

Stock-based Compensation Plan

Effective September 9, 2008, the Company amended their stock option plan to grant stock options up to a total of 10% of the issued and outstanding common shares of the Company on the date of issue. Stock option vest as specified by the Plan Administrator at the time of grant.

On March 5, 2007, the Company re-priced 40,000 options from US$10.50 to US$6.00 expiring on October 18, 2011. There were no incremental compensation costs resulting from the re-pricing.

On August 24, 2007, the Company re-priced 26,667 options from US$6.00 to US$1.50 expiring on October 18, 2011. There were no incremental compensation costs resulting from the re-pricing.

On September 5, 2007, the Company granted 40,000 stock options exercisable at US$1.50 vesting at various dates through June 5, 2008 and expiring September 5, 2012.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 11

Note 6	Share Capital – (cont’d)

Stock-based Compensation Plan – (cont’d)

A summary of stock option plan activity for the years ended December 31, 2008 and 2007 is presented below:

	(i) Year ended		(ii) Year ended
	(iii) December 31,		iv) December 31,
	(v) 2008		(vi) 2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of year	42,500	US$1.50	40,000	US$10.50
Granted	-	-	106,667	US$3.30
Exercised	-	-	(24,167)	US$1.50
Cancelled	(42,500)	US$1.50	(80,000)	US$7.50

Outstanding, end of year	-	-	42,500	US$1.50

Exercisable, end of year	-	-	22,500	US$1.50

There were no stock options granted during the year ended December 31, 2008.

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

	2008	2007

Expected dividend yield	-	0%
Expected stock price volatility	-	123%
Risk-free interest rate	-	4.03%
Expected life of options	-	5 years

The grant-date fair value of options granted during the year ended December 31, 2007 was $1.20 (2006: $7.20) .

Stock-based compensation expense for the year ended December 31, 2008 was ($447) representing the unvested portion of cancelled stock options previously amortized (2007: $146,994; 2006: $132,655).

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 12

Note 7	Related Party Transactions

The Company incurred the following charges by directors, former directors, officers and former officers of the Company or by companies with directors or former directors in common with the Company during the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006

Accounting fees	$5,000	$14,590	$5,000
Management fees	22,000	72,346	40,777
Stock based compensation	(447)	146,994	132,655

	$26,553	$233,930	$178,432

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable and accrued liabilities includes $525 (December 31, 2007: $24,778) due to directors and officers of the Company and to companies with directors in common with the Company. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Note 8	Income Taxes

A reconciliation of the income tax provision computed at Canadian statutory income tax rates to the reported income tax provision is as follows:

	2008	2007

Statutory tax rate	33.5%	34%

	$(170,270)	$(602,917)
Loss before income taxes

Expected income tax recovery	57,040	204,992
Effect on income taxes of:
Non-deductible stock-based compensation	150	(49,978)
Non-deductible portion of capital losses	(131,241)	-
Mineral properties written off	-	(79,873)
Capital gains taxed at higher rates	(697)
Other	201,651	-
Change in enacted rates	(101,443)	-
Valuation allowance	(25,460)	(75,141)

Income tax provision	$-	$-

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 13

Note 8	Income Taxes – (cont’d)

The significant components of the Company’s future income tax assets are as follows:

	2008	2007

Future income tax assets:
Non-capital losses	$247,256	$228,672
Capital losses	113,612	-
Tax value of mineral properties in excess of accounting
value	233,681	340,417
Valuation allowance	(594,549)	(569,089)

	$-	$-

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carry-forward periods to utilize all future tax assets.

At December 31, 2008, the Company has accumulated non-capital losses totalling $852,604, which are available to reduce taxable income of future years. The non-capital losses expire as follows:

2026	$421,714
2027	254,005
2028	176,885

$852,604

The Company has capital losses of $783,532 which can be carried forward indefinitely to reduce future capital gains.

The Company has Canadian and Foreign Development and Exploration Expenditures of $828,322 available to offset future taxable income. These expenses carry-forward indefinitely and are deductible at various declining-balance rates.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 14

Note 9	Changes in Accounting Policy and Recent Accounting Pronouncements

Changes in Accounting Policy

Effective on January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” which replaced Section 3861 “Financial Instruments – Disclosure and Presentation”. These sections carry forward the former presentation requirements and increase the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. The adoption of these sections had no impact on the Company’s consolidated financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1506, “Accounting Changes”, to make accounting policy changes only in the event that a change is made within a primary source of generally accepted accounting principles, or where a change is warranted to provide more relevant and reliable information. All accounting policy changes are to be applied retroactively, unless there is no specific transition provision or it is impracticable to do so. Any prior period errors identified also require retroactive application. The adoption of the section did not have any significant impact on the Company’s financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1535, “Capital Disclosures”, to disclose its objectives, policies and processes for managing capital, and compliance with externally imposed capital requirements, if any. The adoption of this standard did not have any significant impact on the Company’s financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, to provide revised guidance on management’s responsibility to assess and disclose the Company’s ability to continue as a going concern. The adoption of this standard did not have a significant impact on the Company’s financial statements.

Recent Accounting Pronouncements

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 15

Note 9	Changes in Accounting Policy and Recent Accounting Pronouncements – (cont’d)

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non- controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, to establish standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this standard is unlikely to have a significant impact on the Company’s financial statements.

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian generally accepted accounting principles and IFRS.

Note 10	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

The Company includes the components of shareholders’ equity in its management of capital.

As at December 31, 2008, the Company had capital resources consisting of cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash.

The Company’s investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 16

Note 11	Financial Instruments and Risk

Financial Instruments

As at December 31, 2008, the Company’s financial instruments consist of cash, accounts payable, advances payable and loans payable. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies its cash as held-for-trading, other receivable as other financial assets, advances and loans payable as loans and its accounts payable and accrued liability as other financial liabilities.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company’s current policy is to invest excess cash in investment- grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company’s functional currency is the Canadian dollar. The Company has liabilities denoted in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company has transactions in US dollars (“US$). Accordingly, the Company is exposed to foreign currency risk in respect to these transactions. The Company has not undertaken hedging activities to mitigate this risk. At December 31, 2008, the Company had cash of $91 (US$91), advances payable of $195,648  (US$160,000) and loans payable of $76,833 (US$62,834) exposed to foreign exchange risk.

Interest Rate Risk

It is management’s opinion that the Company is not exposed to significant interest rate risk.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 17

Note 12	Disposition and Dissolution of Subsidiaries

On December 2, 2008, the Company sold all outstanding shares of its wholly owned subsidiary, Compania Minera P.A.M., S.A. de C.V., for proceeds of $1 cash, resulting in a gain on disposition of $8,250. The net assets disposed of are as follows:

Net current assets	$7,906
Net current liabilities	(16,157)
Net liabilities	(8,251)
Proceeds of dispositions	1
Gain on disposition	$8,250

Effective April 14, 2008, the Company dissolved Pan American Gold Corporation (“US Subsidiary”). The US Subsidiary was inactive and as a result there was no material gain or loss on dissolution.

Note 13	Differences Between Canadian and United States Generally Accepted Accounting Principles

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

Resource Properties

Canadian GAAP allows mineral exploration costs to be capitalized during the search for a commercially mineable deposit. Under US GAAP, mineral exploration costs are expensed as incurred and mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The Company assesses the carrying costs for impairment under SFAS No. 144, “Accounting for Impairment or Disposal of Long- Lived Assets” at each fiscal quarter end. As the Company has not established proven and probable reserves on any of its mineral properties, an impairment loss is recognized for capitalized mineral property acquisition costs.

For Canadian GAAP, cash flows relating to mineral property exploration and development are reported as investing activities. For US GAAP, these costs are characterized as operating activities.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 18

Note 13	Differences Between Canadian and United States GAAP – (cont’d)

Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian and United States generally accepted accounting principle and the rules and regulations of the Securities and Exchange Commission on the statements of operations, the balance sheets and the statements of cash flows are summarized as follows:

Statements of Operations	2008	2007	2006

Net loss per Canadian GAAP	$(170,270)	$(602,917)	$(290,284)
Mineral properties written off	-	234,920	11,574
Mineral property costs expensed	(2,016)	(78,722)	(152,670)

Net loss per US GAAP	$(172,286)	$(446,719)	$(431,380)

Basic and diluted loss per share per US GAAP	$(0.14)	$(0.37)	$(0.37)

Balance Sheets

Total assets per Canadian GAAP	$57,072	$35,985
Decrease in mineral properties due to expensing of	(22,525)	(20,509)
mineral property costs

Total assets per US GAAP	$34,547	$15,476

Total liabilities per Canadian and US GAAP	$327,554	$135,750

Stockholder’s deficiency per Canadian GAAP	$(270,482)	$(99,765)
Cumulative mineral properties adjustment	(22,525)	(20,509)

Stockholder’s deficiency per US GAAP	$(293,007)	$(120,274)

Statements of Cash Flows

Operating Activities per Canadian GAAP	$(138,990)	$(214,112)	$(367,124)
Deferred exploration and acquisition costs	(2,016)	(78,722)	(152,670)

Operating Activities per US GAAP	$(141,006)	$(292,834)	$(519,794)

Financing Activities per Canadian and US GAAP	$167,790	$176,812	$648,929

Investing Activities per Canadian GAAP	$(3,113)	$(78,722)	$(164,809)
Deferred Exploration	2,016	78,722	152,670

Investing Activities per US GAAP	$(1,097)	$-	$(12,139)

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 19

Note 13	Differences Between Canadian and United States GAAP – (cont’d)

Recent Accounting Pronouncements

US GAAP

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 20

Note 13	Differences Between Canadian and United States GAAP – (cont’d)

Recent Accounting Pronouncements- (cont’d)

FAS 160, Non-controlling Interests - In December 2007, the FASB issued SFAS No. 160, Non- controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 (“SFAS No.160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”. This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement did not have a material effect on the Company’s f/s.

Newcastle Resources Ltd.
(formerly Pan American Gold Corporation)
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2008 and 2007
(Stated in Canadian Dollars) – Page 21

Note 13	Differences Between Canadian and United States GAAP – (cont’d)

Recent Accounting Pronouncements- (cont’d)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Company’s future reported financial position or results of operations.

Note 14	Subsequent Event

On April 14, 2009, the Company entered into an option and purchase agreement with another public company (the “Purchaser”) to option its 100% interest in the Lennie Property. For this option, the Company will receive $400,000 and 160,000 common shares of the Purchaser over a period of three years, including $100,000 (received) and 40,000 shares on signing of a formal option agreement. A 3% net smelter return royalty is payable to the Company, which includes the underlying 2% royalty. One-third (1% NSR) can be purchased by the purchaser at any time for the sum of $1,000,000. In addition, the Purchaser has committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.

ITEM 19             Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

(1)	Articles of Incorporation and By-laws:

1.1	Articles of Incorporation (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.2	Supplementary Letters Patent dated October 16, 1970 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.3	Articles of Revival dated September 25, 1987 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.4	Articles of Amendment dated March 26, 1991 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.5	Articles of Revival dated February 3, 1995 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.6	Articles of Amendment dated June 19, 1995 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.7	Articles of Amendment dated October 2, 1998 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.8	Articles of Amendment dated May 6, 2004 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

1.9	By-laws (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

(4)	Material Contracts

4.1	Subscription Agreement dated August 24, 2007 with Bank Sal. Oppenheim jr & Cie (Switzerland) Ltd. (incorporated by reference from our Annual Report on Form 20-F filed on June 30, 2008).

4.2

Form of Subscription Agreement dated March 5, 2007 with each of Steve Bajic, Bavi Sihota, Harjit Sihota and Harvinder Sihota (incorporated by reference from our Annual Report on Form 20-F filed on June 30, 2008).

4.3

Form of Stock Option Agreement dated September 5, 2007 with each of Steve Bajic, Martin Bajic, Denny Roman and Giovanni Lopez (incorporated by reference from our Annual Report on Form 20-F filed on June 30, 2008).

4.4*	Option and Purchase Agreement dated April 14, 2009 with Premier Gold Mines Limited.

(11)	Code of Ethics

11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

(12)	302 Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for John Toljanich.

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Brent Petterson.

12.3*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for John Toljanich.

12.4*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Brent Petterson.

(99)	Additional Exhibits

99.1*	Consent of Manning Elliot, Chartered Accountants

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEWCASTLE RESOURCES LTD.

Per:	/s/ John Toljanich
John Toljanich
President, Chief Executive Officer and Secretary

Dated :	June 30, 2009