Form 20-F
period 2009-12-31
NEWCASTLE RESOURCES LTD.
filed 2010-06-24
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     Date of event requiring this shell company report…………

For the transition period from _______________to ____________________

Commission file number 000-50112

NEWCASTLE RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Ontario, Canada
(Jurisdiction of incorporation or organization)

     Suite 605 – 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
(Address of principal executive offices)

     Contact: Brent Petterson
Telephone: 604.684.4312
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

There were 1,258,797 common shares, without par value, issued and outstanding as of December 31, 2009.

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

ITEM 2         Offer Statistics and Expected Timetable

Not applicable.

ITEM 3         Key Information

A.         Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31, 2009. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. The information presented below for the five year period ended December 31, 2009 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited financial statements and related notes included in this annual report and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”. The data is presented in Canadian dollars.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Years Ended December 31 (Audited)

CANADIAN GAAP	2009	2008	2007	2006	2005
Net Sales or Operating Revenue	-	-	-	-	-
Administrative Expenses	$140,008	$135,915	$373,800	$492,825	$301,154
Resource Properties Written-Off	-	-	$234,920	$11,574	($491,882)
Income (Loss) From Operations	$79,656	($170,270)	($602,917)	($290,284)	($428,078)
Other Income	-	-	-	$278,860	-

CANADIAN GAAP	2009	2008	2007	2006	2005
Net Income (Loss) for the year	$79,656	($170,270)	($602,917)	($290,284)	($428,078)
Net Income (Loss) from Operations per Common Share	$0.06	($0.14)	($0.50)	($0.25)	($0.37)
Income (Loss) from Continuing Operations per Common Share	-	-	-	-	-
Total Assets	$91,144	$57,072	$35,985	$307,117	$3,250,702
Net Assets	$(190,826)	($270,482)	($99,765)	$171,203	$25,261
Capital Stock	$8,827,569	$8,827,569	$8,827,569	$8,509,552	$8,075,829
Weighted Average Number of Common Shares Outstanding (adjusted to reflect changes in capital)	1,258,797	1,258,797	1,215,333	1,163,871	1,156,887
Diluted Net Income (Loss) per Common Share	$0.06	($0.14)	($0.50)	($0.25)	($0.37)
Long-Term Debt	-		-	-	$3,134,515
Cash Dividends per Common Share	-		-	-	-

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Years Ended December 31 (Audited)

UNITED STATES GAAP	2009	2008	2007	2006	2005
Net Sales or Operating Revenue	-	-	-	-	-
Other Income	-	-	-	$278,860	-
Net Income (Loss) for the year	$102,181	($172,286)	($446,719)	($431,380)	($418,268)
Net Income (Loss) from Operations per Common Share	$0.08	($0.14)	($0.37)	($0.37)	($0.36)
Total Assets	$91,143	$34,547	$15,476	$152,752	$2,932,303
Weighted Average Number of Common Shares Outstanding (adjusted to reflect changes in capital)	1,258,797	1,258,797	1,215,333	1,163,871	1,156,887
Cash Dividends per Common Share	-	-	-	-	-

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

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 18, 2010, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the closing buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the U.S. Federal Reserve Board) was 1.0237. For the past five fiscal years ended December 31, 2009, and for the monthly periods between December 1, 2009 and May 31, 2010, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 2005	1.2120
December 31, 2006	1.1340
December 31, 2007	1.0742
December 31, 2008	1.0659
December 31, 2009	1.1409

Month ended	High / Low
December 2009	1.0713/1.0400
January 2010	1.0669/1.0260
February 2010	1.0737/1.0419
March 2010	1.0421/1.0110
April 2010	1.0199/0.9960
May 2010	1.0776/1.0134

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

We had cash and cash equivalents in the amount of $90,212 and a working capital deficit of $190,827 as of December 31, 2009. We do not have sufficient funds to independently finance the acquisition of suitable business opportunities, nor do we have the funds to independently finance our daily operating costs. Our company does not expect to generate any revenues for the foreseeable future. Accordingly, we will require additional funds, either from equity or debt financing, to maintain our daily operations and to locate and acquire suitable business opportunities. Obtaining additional financing is subject to a number of factors, including market acceptance of projects, investor acceptance of any business opportunity we may acquire in the future and investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to our company is through the sale of equity capital. Any sale of share capital, however, will result in dilution to existing shareholders. If we are unable to raise additional funds when required, we may be forced to delay our plan of operation and our entire business may fail.

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

ITEM 4         Information on the Company

A.         History and Development of the Company

Our company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name “Jolly Jumper Products of America Limited”. On September 25, 1987, our name was changed to “Sun Valley Hot Springs Ranch Inc.”. We changed our name to “Tri-Valley Free Trade Inc.” on March 26, 1991 and to “Tri-Valley Investments Corporation” on June 19, 1995. On October 2, 1998, we changed our name to “Tri-Lateral Venture Corporation”. On May 6, 2004, we changed our name to “Pan American Gold Corporation” and on November 10, 2008, we changed our name to our present and legal name “Newcastle Resources Ltd.”. We are a reporting issuer under the securities laws of the Province of Ontario and the Province of British Columbia.

Our corporate offices are located at Suite 605-475 Howe Street, Vancouver, British Columbia, Canada, V6C 2B3. Our telephone number is (604) 684-4312 and our facsimile number is (604) 689-0646.

During the year ended December 31, 2009, we continued to be engaged in the business of acquiring, exploring and developing resource properties. Following the abandonment of our Huicicila (Miravalles) properties in Mexico and the recent termination of an option and purchase agreement with respect to our Lennie Property (as described below), we are currently seeking opportunities to acquire prospective or existing mineral properties, prospective or producing oil and gas properties or other oil and gas resource related projects. We are also seeking opportunities outside of the resources sector. Simultaneously, we are seeking business opportunities with established business entities for the merger of a target business with our company. In certain instances, a target business may wish to become a subsidiary of our company or may wish to contribute assets to us rather than merge.

On April 18, 2008, our inactive US subsidiary, Pan American Gold Corporation (Nevada) was dissolved.

On October 7, 2008, our Mexican subsidiary, Compania Minera P.A.M. de C.V. was declared inactive by the Mexican registrar of companies. On December 2, 2008, we disposed of the shares of our Mexican subsidiary. We currently have no subsidiaries.

On November 10, 2008, our issued and outstanding common shares were consolidated on the basis of one (1) common share for every (30) common shares held and our name was changed to “Newcastle Resources Ltd.”. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008 at which time our trading symbol was changed to “NCSLF”.

On April 14, 2009, we entered into an option and purchase agreement with Premier Gold Mines Limited (“Premier”), whereby we optioned Premier our 100% interest in ten patented mining claims known as the “Lennie Property”. In order to exercise the option, Premier agreed to pay $400,000 in cash payments and issue an aggregate of 160,000 common shares of Premier to us in prescribed amounts over three years, including $100,000 (received) and 40,000 common shares (received) on signing of the agreement. A 3.0% Net Smelter Return royalty (“NSR”) was to be payable to our company, of which one-third (1% NSR) could be purchased by Premier at any time for the sum of $1,000,000. In addition, Premier committed to incur a minimum of $750,000 (incurred) of exploration expenditures over the three year option term, including $250,000 in the first year.

On April 1, 2010, Premier terminated the April 14, 2009 option and purchase agreement on the Lennie Property. In consideration for the termination, Premier agreed to issue to our company 20,000 common shares of Premier (received), pay for an environmental clean-up or remediation costs or liability arising from Premier’s activities on the Lennie Property and deliver all technical information, surveys, data, reports and other documents related to the Lennie Property that were prepared on behalf of Premier. Premier incurred approximately $1,400,000 in exploration related expenditures on the Lennie Property in 2009.

B.         Business Overview

We are an exploration stage company that has not yet generated or realized any revenues from our business operations. We currently own the Lennie Property.

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

C.         Organizational Structure

Our company has no subsidiaries.

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

Our company currently owns the Lennie Property.

The Lennie Property

We have a 100% interest in the Lennie Property, a gold exploration project located in the Red Lake Mining District of Ontario, Canada. In addition to the surface rights, we own ten patented claims for the mineral rights on the Lennie Property. The Lennie Property is strategically located northeast of the Red Lake Gold Mines complex along the same geological contact that hosts the major gold mines in Red Lake. It covers the important unconformity between the ore hosting Balmer volcanic rocks and the overlying sedimentary rocks. Exploration programs, including diamond drilling, on the Lennie Property have focused on folded ultramafic rocks and conjugate fault structures.

On April 14, 2009, we entered into an option and purchase agreement with Premier, whereby we optioned our 100% interest in the Lennie Property to Premier. In order to exercise the option, Premier agreed to pay us $400,000 in cash payments and issue us an aggregate of 160,000 common shares of Premier in prescribed amounts over three years, including $100,000 (received) and 40,000 common shares (received) on signing of the agreement. A 3.0% Net Smelter Return royalty (“NSR”) was to be payable to us, of which one-third (1% NSR) could be purchased by Premier at any time for the sum of $1,000,000. In addition, Premier had committed to incur a minimum of $750,000 (incurred) of exploration expenditures over the three year option term, including $250,000 in the first year.

On April 1, 2010, Premier terminated the April 14, 2009 option and purchase agreement on the Lennie Property. In consideration for the termination, Premier agreed to issue us 20,000 common shares (received) of Premier, pay for an environmental clean-up or remediation costs or liability arising from Premier’s activities on the Lennie Property and deliver all technical information, surveys, data, reports and other documents related to the Lennie Property that were prepared on behalf of Premier. Premier incurred approximately $1,400,000 in exploration related expenditures related to diamond drilling on the Lennie Property in 2009.

ITEM 4A         Unresolved Staff Comments

Not applicable.

ITEM 5           Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles.

A.          Operating Results

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

General and administrative expenses totalled $140,008 for the year ended December 31, 2009 compared to $135,915 for the year ended December 31, 2008. Management fees increased to $3,000 per month from $2,000 per month beginning April 2009. In addition, we incurred consulting fees of $8,880 during 2009 related to an independent assessment of our internal controls over financial reporting. Audit and legal fees decreased in 2009 as we were undergoing a corporate reorganization during 2008 which was substantially complete by the middle of 2009.

We incurred net income for the year ended December 31, 2009 of $79,656 or $0.06 per share compared to a net loss of $170,270 or ($0.14) per share for the year ended December 31, 2008. The increase in the net loss was primarily due to the gain on the option of the Lennie Property to Premier of $154,802 which represents the proceeds ($100,000 and 40,000 common shares of Premier Gold Mines valued at $78,400) in excess of the book value of the Lennie Property. In addition, we recorded a gain on sale of the 40,000 shares of Premier of $22,423 which represents the proceeds of disposition of $100,823 in excess of the value of the shares of Premier on the date of the option and purchase agreement of $78,400. Finally, recent strength in the Canadian dollar versus the US dollar resulted in an exchange gain on loans and advances payable of $42,439 for the year ended December 31, 2009 compared to an exchange loss of $42,605 for the year ended December 31, 2008.

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

B.         Liquidity and Capital Resources

As at December 31, 2009

We had a working capital deficit of $190,827 as at December 31, 2009 compared to a working capital deficit of $293,007 as at December 31, 2008.

During the year ended December 31, 2009, we used $169,941 on operating activities, received $199,749 from investing activities and received $30,050 from financial activities, thereby increasing our cash position from $30,354 at December 31, 2008 to $90,212 at December 31, 2009.

During the year ended December 31, 2009, we received advances for working capital of US$25,000 (2008: US$160,000) which are included in current liabilities as advances payable. These advances are unsecured, non-interest bearing and have no specific terms of repayment.

During the year ended December 31, 2009, we received $100,000 and 40,000 common shares of Premier Gold Mines Limited pursuant to an option and purchase agreement on the Lennie Property. We sold the 40,000 common shares for proceeds of $100,823.

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

We estimate that our general and administrative expenses will be approximately $120,000 for the twelve-month period ending December 31, 2010. We had cash and cash equivalents of $90,212 and current assets of $91,143 as at December 31, 2009. Cash reserves are not sufficient to extinguish our obligations and funds will be required for general operations and to investigate new projects. We will require the continued support of our creditors. Additional loans or advances, option payments or equity financings will be required. We propose to complete a private placement of up to US$500,000 through the issuance of up to 10,000,000 post consolidation shares at US$0.05 per share in the near future.

We will incur additional expenses if we are successful in entering into an agreement to acquire an interest in a prospective or existing mineral property or oil and gas property or a business opportunity. If we acquire any property interests, we will require significant funds to develop the property in addition to any acquisition costs. It is not possible to estimate such funding requirements until such time as we enter into a definitive agreement to acquire an interest in a property or enter into a business combination.

Exploration Program

We do not expect to expend any amounts on exploration of the Lennie property over the twelve month period ending December 31, 2010.

Purchase of Significant Equipment

We do not intend to purchase any significant equipment over the twelve month period ending December 31, 2010.

Employees

Our company is currently operated by John Toljanich, as our president, secretary and chief executive officer, and Brent Petterson, as our chief financial officer. We currently have no employees and we do not anticipate hiring any employees over the twelve month period ending December 31, 2010.

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

Critical Accounting Policies-Resource Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. Our company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

Critical Accounting Policies-Foreign currency translation

The accounts of the Company are stated in Canadian dollars. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary balance sheet accounts are translated into Canadian dollars at the exchange rate in effect on the transaction date. Expenses are translated into Canadian dollars at the exchange rate in effect on the transaction date.

Our company’s US and Mexican subsidiaries were considered integrated foreign subsidiaries which were financially and operationally dependent on our company. Our company used the temporal method to translate the accounts of its integrated US and Mexican operations into Canadian dollars. Monetary assets and liabilities were translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities were translated at historical rates. Expenses were translated at average rates for the year. Any resulting translation gains or losses were recognized in operations.

Changes in Accounting Policy

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures. These amendments are applicable to financial statements relating to our company’s annual financial statements ending on December 31, 2009. The amendments provide for additional disclosure requirements about fair value measurements of financial instruments and enhanced liquidity risk disclosure requirements for publicly accountable enterprises. The additional required disclosures are included in Note 11 of our company’s consolidated financial statements.

Recent Accounting Pronouncements

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier adoption permitted. We are currently evaluating the impact of this standard on our company’s consolidated financial statements.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. We are currently evaluating the impact of this standard on our company’s consolidated financial statements.

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

International Financial Reporting Standards (“IFRS”)

Our company will be required to report utilizing IFRS effective on January 1, 2011. In order to accomplish this, we will need to have a comparative statement prepared utilizing IFRS available for January 1, 2010. Effectively this means that IFRS will need to be implemented January 1, 2010 with an opening balance sheet. Our company’s CFO has taken IFRS seminars to become familiar with IFRS transition issues. In addition, our audit committee will determine whether additional training for our other directors and officers is necessary. Our company is currently determining which International Accounting Standards will affect our financial statements and if there are any choices to be made in the adoption of the new standards.

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

ITEM 6         Directors, Senior Management and Employees

A.         Directors and Senior Management

We have no arrangement or understanding with major shareholders, customer, suppliers or others pursuant to which any of our directors or officers was selected as a director or officer. The following table sets forth the names, business experience and area of expertise of each of our directors and officers, as at June 18, 2010:

Name / Office Held / Age	Function and Areas of Experience in the Company
John Toljanich (1) President, Chief Executive Officer, Secretary and Director Age 71	As our president, chief executive officer, secretary and a director, Mr. Toljanich is responsible for the overall management of the affairs and business of our company.
Brent Petterson (2) Chief Financial Officer and Director Age: 49	As our chief financial officer and a director, Mr. Petterson is responsible for the financial management of the affairs and business of our company.
Roy Brown (3) Director Age: 63	As a director, Mr. Brown is responsible for the management and supervision of the affairs and business of our company.

(1)	John Toljanich was appointed as a director of our company on March 13, 2008 and as our president, secretary and chief executive officer effective May 8, 2008.

(2)	Brent Petterson was appointed as a director of our company on February 15, 2008 and as our chief financial officer effective May 8, 2008.

(3)	Roy Brown was appointed as a director of our company on May 8, 2008.

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

Brent Petterson – Chief Financial Officer and Director

Mr. Petterson has been a certified general accountant from 1989 to present. He has extensive experience in financial reporting matters associated with public companies. He is currently on the board of directors of Garibaldi Resources Corp., a public mineral exploration company with its shares listed on the TSX Venture Exchange.

Roy Brown – Director

Mr. Brown has been a director of several public resource and energy companies. He is the president of Roymor Market Services Inc., a private company in the business of assisting public companies in identifying sources of capital.

Family Relationships

There are no family relationships between any of the directors or executive officers of our company.

B.          Compensation

The following table sets out the compensation provided to our directors and executive officers for performance of their duties during the fiscal year ended December 31, 2009.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation		Pension value ($)	All other Compen- sation ($)(1)	Total Compen- sation ($)
					Annual incentive plans	($) Long- term incentive plans
John Toljanich(2) President, Chief Executive Officer and Director	2009	Nil	Nil	Nil	Nil	Nil	Nil	$500	$500
Roy Brown(3) Director	2009	Nil	Nil	Nil	Nil	Nil	Nil	$500	$500
Brent Petterson(4) Chief Financial Officer and Director	2009	33,000(5)	Nil	Nil	Nil	Nil	Nil	Nil	33,000

(1)

The value of perquisites and other personal benefits, securities and property granted to our officers and directors that do not exceed the lesser of $50,000, or 10% of the total of the annual salary and bonus, are not reported herein.

(2)	John Toljanich was appointed a director of our company on March 13, 2008 and the president, secretary and chief executive officer of our company on May 8, 2008.

(3)	Roy Brown was appointed a director of our company on May 8, 2008.

(4)	Brent Petterson was appointed a director of our company on February 15, 2008 and chief financial officer of our company on May 8, 2008.

(5)	MBP Management Ltd., a company controlled by Brent Petterson, received $33,000 from our company during the fiscal year ended December 31, 2009.

Pension, Retirement or Similar Benefits

We do not provide retirement benefits for directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2009 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

Compensation of Directors

We paid $1,000 to directors of our company for services as directors during the fiscal year ended December 31, 2009. We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

C.          Board Practices

The directors are re-elected at the annual general meeting of our shareholders and our officers are re-elected at a directors’ meeting following the annual general meeting. The last annual general meeting was held on October 6, 2009 and each of our current directors was elected thereat and will continue to hold his respective office until his successor is elected or appointed at the next annual general meeting, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Ontario Business Corporations Act.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

Audit Committee

As of the date of this annual report, our entire board of directors functions as our audit committee. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors. The audit committee acted by unanimous consent resolution during the year ended December 31, 2009.

Remuneration Committee

We do not have a standing remuneration committee but our entire board of directors acts as our compensation committee. We do not believe it is necessary to have a standing remuneration committee because we believe that the functions of such a committee can be adequately performed by our board of directors.

D.          Employees

During the fiscal years ended December 31, 2009, 2008 and 2007, we did not have any employees. Our company is currently operated by John Toljanich, our president, chief executive officer and secretary, and Brent Petterson, our chief financial officer.

We do not currently have any paid employees and have not experienced a significant change in the number of people we employ.

E.          Share Ownership

There were 1,258,797 common shares and no share purchase warrants issued and outstanding as of June 18, 2010. Of the 1,258,797 common shares issued and outstanding as of June 18, 2010, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned as of June 18, 2010	Percentage (1)
John Toljanich President, Chief Executive Officer, Secretary and Director	Nil	0%
Brent Petterson Chief Financial Officer and Director	Nil	0%
Roy Brown Director	Nil	0%

(6)           Based on 1,258,797 common shares issued and outstanding as at June 18, 2010.

There were no long-term incentive awards made to our executive officers during the fiscal year ended December 31, 2009 nor are there pension plan benefits in place for our executive officers.

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

During the year ended December 31, 2009, we did not grant any stock options and no options previously granted to directors or officers were re-priced.

ITEM 7          Major Shareholders and Related Party Transactions

A.          Major Shareholders

There were 1,258,797 shares of our common stock issued and outstanding as of June 18, 2010. As of June 18, 2010, there are no persons known to us to be the beneficial owner of more than five (5%) of our common shares.

As of June 18, 2010, the registrar and transfer agent for our company reported that there were 1,258,797 shares of our common stock issued and outstanding. Of those common shares issued and outstanding, 648,491 common shares were registered to Canadian residents (1,294 shareholders), 332,037 common shares were registered to residents of the United States (29 shareholders) and 278,269 common shares were registered to residents of other foreign countries (20 shareholder).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2009 fiscal year to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individual’s families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Since the beginning of our company’s fiscal year ended December 31, 2009 up to June 18, 2010, we entered into the following related party transactions:

(a)

we incurred management fees of $33,000 and directors’ fees of $1,000 with directors of the company and with a company with a director in common with the company during the year ended December 31, 2009; and

(b)

we incurred management fees of $18,000 and directors’ fees of $1,000 with directors of the company and with a company with a director in common with the company during the period from January 1, 2010 to June 18, 2010.

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

Financial Statements Filed as Part of the Annual Report:

Financial Statements for the Years Ended December 31, 2009 and 2008 (audited):

Auditors’ Report dated April 6, 2010, together with Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict.

Consolidated Balance Sheets for the years ended December 31, 2009 and 2008.

Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2009, 2008 and 2007.

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007. Consolidated Statements of Stockholders’ Deficiency for the years ended December 31, 2009, 2008 and 2007.

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

The annual high and low market prices for our common shares for the full fiscal years since our shares began trading on the OTC Bulletin Board were as follows:

	OTC Bulletin Board

	High (U.S.$)	Low (U.S.$)
Annual Highs and Lows
2006	0.99	0.12
2007	0.23	0.02
2008(1)	0.15	0.001
2009	2.00	0.10

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

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the OTC Bulletin Board were as follows:

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)
Quarterly Highs and Lows
2008
First Quarter	0.07	0.02
Second Quarter	0.15	0.03
Third Quarter	0.11	0.013
Fourth Quarter	0.04	0.001
2009
First Quarter	0.89	0.16
Second Quarter	0.15	0.11
Third Quarter	2.00	0.15
Fourth Quarter(1)	0.15	0.10

(1)

On November 10, 2008, our issued and unissued shares of common stock were consolidated on the basis of one (1) share for every (30) shares of common stock and our name was changed to Newcastle Resources Ltd. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008 at which time our trading symbol was changed to “NCSLF”.

The high and low market prices of our common shares for each of the most recent months from January 2010 through May 31, 2010 on the OTC Bulletin Board were as follows:

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)

Monthly Highs and Lows
2010
January	0.125	0.11
February	0.02	0.02
March	0.13	0.06
April	0.16	0.15
May	0.17	0.16

The transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., 3rd Floor –510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.661.0271; Facsimile: 604.661.9549) .

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

C.          Material Contracts

We did not enter into any material contracts during the two most recently completed financial years, or in prior financial years, which are still in effect. Other than the contract listed below, which has been terminated, we did not enter into any material contracts outside the ordinary course of business since the commencement of the most recently completed financial year.

1.

Option and Purchase Agreement dated April 14, 2009 with Premier, whereby we agreed to grant to Premier, subject to a 3% net smelter return royalty (“NSR”), an option to acquire 100% of all right, title and interest in the Lennie Property. On April 1, 2010, Premier terminated the April 14, 2009 option agreement. For more information, see “Information on the Company”.

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2009 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2009 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2009. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to implement the following changes during our fiscal year ending December 31, 2010: (i) address inadequate segregation of duties and ineffective risk management; and (ii) adopt sufficient written policies and procedures for accounting, financial reporting and corporate governance. The remediation efforts set out above are largely dependent upon our company securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected in a material manner.

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

C. Changes in Internal Controls Over Financial Reporting

There were no changes in internal controls over financial reporting during the year ended December 31, 2009. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2009, conducted by our principal executive officer and principal financial officer, we expect to make such changes in the year ended December 31, 2010.

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

ITEM 16C          Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed Manning Elliott LLP, Chartered Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2009. The aggregate fees billed by Manning Elliott LLP for professional services rendered for the audit of our annual financial statements for the fiscal years ended December 31, 2009 and 2008 were $20,000 and $22,500 respectively.

Audit Related Fees

For the fiscal year ended December 31, 2009 and 2008, the aggregate fees billed for assurance and related services by Manning Elliot LLP relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $Nil and $Nil, respectively.

Tax Fees

For the fiscal year ended December 31, 2009 and 2008, the aggregate fees billed for tax compliance, tax advice and tax planning by Manning Elliott LLP were $2,500 and $Nil, respectively.

All Other Fees

For the fiscal year ended December 31, 2009 and 2008, the aggregate fees billed by Manning Elliott LLP for other non-audit professional services, other than those services listed above, totalled $Nil and $Nil, respectively.

Pre-Approval Policies and Procedures

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Manning Elliot LLP, Chartered Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

  approved by our audit committee; or

  entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.

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

ITEM 17          Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18          Financial Statements

Financial Statements Filed as Part of the Annual Report:

Audited Consolidated Financial Statements for the years ended December 31, 2009 and 2008:

Auditors’ Report dated April 6, 2010, together with Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict.

Consolidated Balance Sheets for the years ended December 31, 2009 and 2008.

Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2009, 2008 and 2007.

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007. Consolidated Statements of Stockholders’ Deficiency for the years ended December 31, 2009, 2008 and 2007.

Notes to Consolidated Financial Statements.

NEWCASTLE RESOURCES LTD.

(An Exploration Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND
FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Newcastle Resources Ltd.
(An Exploration Stage Company)

We have audited the balance sheets of Newcastle Resources Ltd. (An Exploration Stage Company) as at December 31, 2009 and 2008 and the statements of operations and comprehensive loss, cash flows and stockholders’ deficiency for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcastle Resources Ltd. (An Exploration Stage Company) as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 6, 2010

COMMENTS BY AUDITORS ON CANADA – UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 6, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

April 6, 2010

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

ASSETS	2009	2008

Current
Cash and cash equivalents	$90,212	$30,354
Amounts receivable	931	4,193
	91,143	34,547
Mineral properties – Note 3	1	22,525

	$91,144	$57,072

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 6	$21,893	$55,073
Advances payable – Note 4	194,139	195,648
Loans payable – Note 4	65,938	76,833

	281,970	327,554

STOCKHOLDERS’ DEFICIENCY

Share capital – Note 5	8,827,569	8,827,569
Contributed surplus	236,808	236,808
Deficit	(9,255,203)	(9,334,859)

	(190,826)	(270,482)

	$91,144	$57,072

Nature and Continuance of Operations – Note 1
Subsequent Event – Note 14

APPROVED ON BEHALF OF THE BOARD:

“John Toljanich”	Director	“Brent Petterson”	Director
John Toljanich		Brent Petterson

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
for the years ended December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

	2009	2008	2007

General and administrative expenses
Stock-based compensation – Note 5 and 6	$-	$(447)	$146,994
Management fees – Note 6	33,000	22,000	72,346
Legal	37,464	46,194	33,857
Consulting fees	8,880	-	23,472
Accounting and audit – Note 6	25,835	35,000	45,840
Transfer agent and filing fees	24,321	23,569	16,062
Directors fees – Note 6	1,000	-	-
Rent, printing and office	8,162	8,648	26,091
Travel and entertainment	781	250	7,539
Interest and bank charges	565	701	1,599

Loss before other items	(140,008)	(135,915)	(373,800)

Other items
Gain on option of mineral property – Note 3	154,802	-	-
Mineral properties written off – Note 3	-	-	(234,920)
Gain on disposition of subsidiary – Note 12	-	8,250	-
Gain on sale of marketable securities – Note 11	22,423	-	-
Interest income	-	-	867
Foreign exchange	42,439	(42,605)	4,936

Net and comprehensive income (loss) for the year	$79,656	$(170,270)	$(602,917)

Basic and diluted income (loss) per share	$0.06	$(0.14)	$(0.50)

Weighted average number of common shares outstanding	1,258,797	1,258,797	1,215,333

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

	2009	2008	2007
Operating Activities
Net income (loss) for the year	$79,656	$(170,270)	$(602,917)
Add (deduct) items not affecting cash:
Mineral properties written off	-	-	234,920
Stock–based compensation	-	(447)	146,994
Gain on option of mineral property	(154,802)	-	-
Gain on disposition of subsidiary	-	(8,250)	-
Gain on sale of marketable securities	(22,423)	-	-
Foreign exchange (gain) loss	(42,453)	42,605	-

	(140,022)	(136,362)	(221,003)
Changes in non-cash working capital items
related to operations:
Amounts receivable	3,262	(192)	(1,088)
Accounts payable and accrued liabilities	(33,181)	(2,436)	7,979

	(169,941)	(138,990)	(214,112)
Financing Activities
Loans payable	-	-	(8,143)
Advances payable	30,050	167,790	-
Proceeds from common shares issued	-	-	184,955

	30,050	167,790	176,812

Investing Activities
Proceeds on sale of marketable securities	100,823	-	-
Proceeds on mineral property option payment	100,000	-	-
Net cash on disposal of subsidiary	-	(1,097)	-
Mineral property costs	(1,074)	(2,016)	(78,722)

	199,749	(3,113)	(78,722)

Increase (decrease) in cash during the year	59,858	25,687	(116,022)

Cash and cash equivalents, beginning of the year	30,354	4,667	120,689

Cash and cash equivalents, end of the year	$90,212	$30,354	$4,667

Non-cash Transaction – Note 7

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDER’S DEFICIENCY
for the years ended December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

	# of Issued
	Common		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2006	1,174,158	$8,509,552	$223,323	$(8,561,672)	$171,203

Shares issued for cash on private placements	60,472	147,790	-	-	147,790
Shares issued for cash on exercise of options	24,167	170,227	(133,062)	-	37,165
Stock-based compensation	-	-	146,994	-	146,994
Net loss for the year	-	-	-	(602,917)	(602,917)

Balance, December 31, 2007	1,258,797	8,827,569	237,255	(9,164,589)	(99,765)

Stock-based compensation	-	-	(447)	-	(447)
Net loss for the year	-	-	-	(170,270)	(170,270)

Balance, December 31, 2008	1,258,797	8,827,569	236,808	(9,334,859)	(270,482)

Net income for the year	-	-	-	79,656	79,656

Balance, December 31, 2009	1,258,797	$8,827,569	$236,808	$(9,255,203)	$(190,826)

The accompanying notes form an integral part of these financial statements

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 1	Nature and Continuance of Operations

Newcastle Resources Ltd. (formerly Pan American Gold Corporation) (“the Company”) was incorporated in the Province of Ontario, Canada and its common shares are listed for trading on the OTC Bulletin Board in the United States. On November 10, 2008, the Company changed its name from Pan American Gold Corporation to Newcastle Resources Ltd.

On April 18, 2008, the Company’s inactive US subsidiary, Pan American Gold Corporation (Nevada) was dissolved. On October 7, 2008, the Company’s Mexican subsidiary, Compania Minera P.A.M. de C.V. (“PAM”) was declared inactive by the Mexican registrar of companies and on December 2, 2008 the Company disposed of the shares of PAM.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

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

At December 31, 2009, the Company had a working capital deficiency of $190,827 (2008: $293,007) and had an accumulated deficit of $9,255,203 (2008: $9,334,859) which has been financed primarily by the issuance of equity. These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and its liabilities in the normal course of business. The ability of the Company to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet its future exploration commitments and to complete the development of its properties and/or realize proceeds from the sale of one or more of the properties. These financial statements do not reflect any adjustments related to carrying values and classification of assets and liabilities which would be necessary should the Company be unable to continue as a going concern.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 2	Significant Accounting Policies

Principles of Consolidation and Basis of Accounting

These financial statements are prepared in accordance with generally accepted accounting principles in Canada.

The consolidated balance sheet at December 31, 2008, included the assets and liabilities of the Company’s formerly wholly-owned subsidiaries, Pan American Gold Corporation (Nevada) (“Pan American”) and Compania Minera P.A.M. de C.V. (“Compania”) and the consolidated statement of operations, comprehensive income (loss) and cash flows for the years ended December 31, 2008 and 2007 included the accounts of Pan American and Compania. All inter-company transactions and balances were eliminated.

The balance sheet at December 31, 2009, includes only the accounts of the Company due to the disposal of its subsidiaries on April 14, 2008 for Pan American and on December 2, 2008 for Compania. As such, the financial statements as at and for the year ended December 31, 2009 are not consolidated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. Cash and cash equivalents include an investment in a redeemable guaranteed investment certificate (“GIC”) with an interest rate of prime minus 2.0% per annum. At December 31, 2009, the fair value of the GIC was $80,000 (2008 - $Nil).

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 2	Significant Accounting Policies – (cont’d)

Foreign Currency Translation and Subsidiary Translation

The accounts of the Company are stated in Canadian dollars. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary balance sheet accounts are translated into Canadian dollars at the exchange rate in effect on the transaction date. Expenses are translated into Canadian dollars at the exchange rate in effect on the transaction date.

The Company’s US and Mexican subsidiaries were considered integrated foreign subsidiaries which were financially and operationally dependent on the Company. The Company used the temporal method to translate the accounts of its integrated US and Mexican operations into Canadian dollars. Monetary assets and liabilities were translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities were translated at historical rates. Expenses were translated at average rates for the year. Any resulting translation gains or losses were recognized in operations.

Basic and Diluted Income (Loss) Per Share

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the years. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. As the Company recorded a net loss in 2008 and2007, basic and diluted net loss per share are the same since the exercise of warrants, or options would be anti-dilutive. Although the company recorded net income in 2009, there were no warrants or options outstanding and therefore basic and diluted income per share is the same.

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

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 2	Significant Accounting Policies – (cont’d)

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

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 2	Significant Accounting Policies – (cont’d)

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

Asset Retirement Obligations

The Company follows the Canadian Institute of Chartered Accountants’ Handbook Section 3110 “Asset Retirement Obligations” in accounting for its resource properties. This standard requires liability recognition for retirement obligations associated with the Company’s resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as resource properties. As of December 31, 2009 and 2008, the Company did not have any asset retirement obligations.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 3	Mineral Properties

Lennie Property, Ontario, Canada

Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario, subject to a 2% net smelter return royalty.

On April 14, 2009, the Company entered into an option and purchase agreement with Premier Gold Mines Limited (“Premier”) to option its 100% interest in the Lennie Property. Under the terms of the agreement, the Company can receive $400,000 and 160,000 common shares of Premier over a period of three years, including $100,000 (received) and 40,000 common shares (received) on signing of the agreement. The shares were valued at $78,400 which represents $1.96 per share being the closing price of Premier’s common shares on April 14, 2009.

A 3% net smelter return royalty is payable to the Company, which includes an underlying 2% royalty. One-third (1% NSR) can be purchased by Premier at any time for the sum of $1,000,000. In addition, Premier must incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year. The option proceeds in excess of the book value of the Lennie property of $154,802 were shown as gain on option of mineral property in the statement of operations.

Subsequent to year end, Premier terminated the option agreement made between the Company and Premier. See Note 14.

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

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 3	Mineral Properties – (cont’d)

2009:
	Lennie	Huicicila	Total
Interest in Claims:
Balance, January 31, 2009	$9,256	$-	$9,256
Additions	-	-	-
Option proceeds	(9,255)	-	(9,255)
Balance, December 31, 2009	1	-	1

Exploration Expenditures:
Balance, January 31, 2009	13,269	-	13,269
Additions	1,074	-	1,074
Option proceeds	(14,343)	-	(14,343)
Balance, December 31, 2009	-	-	-
Total, December 31, 2009	$1	$-	$1

2008:
	Lennie	Huicicila	Total
Interest in Claims:
Balance, January 31, 2008	$7,240	$-	$7,240
Additions	2,016	-	2,016
Balance, December 31, 2008	9,256	-	9,256

Exploration Expenditures:
Balance, January 31, 2008	13,269	-	13,269
Additions	-	-	-
Balance, December 31, 2008	13,269	-	13,269
Total, December 31, 2008	$22,525	$-	$22,525

2007:
	Lennie	Huicicila	Total
Interest in Claims:

Balance, January 31, 2007	$-	$22,342	$22,342
Additions	7,240	-	7,240
Written-off	-	(22,342)	(22,342)
Balance, December 31, 2007	7,240	-	7,240

Exploration Expenditures:
Balance, January 31, 2007	13,269	141,096	154,365
Additions	-	71,482	71,482
Written-off	-	(212,578)	(212,578)
Balance, December 31, 2007	13,269	-	13,269
Total, December 31, 2007	$20,509	$-	$20,509

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 4	Advances and Loans Payable

Advances and loans payable are from unrelated third parties, unsecured, non-interest bearing and have no specific terms of repayment. During the year, an advance of $30,050 (US$25,000) was received. The remaining change in the advances and loans payable balances is due to the translation of the balances at the exchange rate in effect at the balance sheet date. The advances and loans payable are denominated in US dollars for $194,139 and $65,938, respectively (US$185,000 and US$62,834, respectively) (2008 - $195,648 and $76,833, respectively (US $160,000 and US$62,834, respectively)).

Note 5	Share Capital

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

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 5	Share Capital – (cont’d)

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

A summary of share purchase warrant activity during the year ended December 31, 2009 is presented below:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding, December 31, 2008	60,472	$3.52
Expired	(60,472)	$3.52

Outstanding, December 31, 2009	-	-

Stock-based Compensation Plan

Effective September 9, 2008, the Company amended their stock option plan to grant stock options up to a total of 10% of the issued and outstanding common shares of the Company on the date of issue. Stock option vest as specified by the Plan Administrator at the time of grant.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 5	Share Capital – (cont’d)

Stock-based Compensation Plan – (cont’d)

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

There were no stock options granted during the years ended December 31, 2009 and 2008.

A summary of stock option plan activity for the years ended December 31, 2008 and 2007 is presented below:

	Year ended		Year ended
	December 31,		December 31,
	2008		2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of year	42,500	US$1.50	40,000	US$10.50
Granted	-	-	106,667	US$3.30
Exercised	-	-	(24,167)	US$1.50
Cancelled	(42,500)	US$1.50	(80,000)	US$7.50

Outstanding, end of year	-		- 42,500	US$1.50

Exercisable, end of year	-		- 22,500	US$1.50

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 5	Share Capital – (cont’d)

Stock-based Compensation Plan – (cont’d)

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

	2009	2008	2007

Expected dividend yield	-	-	0%
Expected stock price volatility	-	-	123%
Risk-free interest rate	-	-	4.03%
Expected life of options	-	-	5 years

The grant-date fair value of options granted during the year ended December 31, 2007 was $1.20.

Stock-based compensation expense for the year ended December 31, 2009 was $Nil (2008: ($447); 2007: $146,994).

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 6	Related Party Transactions

The Company incurred the following charges by directors, former directors, officers and former officers of the Company or by companies with directors or former directors in common with the Company during each of the three years in the period ended December 31, 2009:

	2009	2008	2007

Accounting fees	$-	$5,000	$14,590
Directors fees	1,000	-	-
Management fees	33,000	22,000	72,346
Stock based compensation	-	(447)	146,994

	$34,000	$26,553	$233,930

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable and accrued liabilities includes $Nil (December 31, 2008: $525) due to a company with a director in common with the Company. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Note 7	Non-Cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the year ended December 31, 2009, the following transaction was excluded from the statement of cash flows:

- the Company received 40,000 common shares of Premier Gold Mines Limited valued at $78,400 as partial consideration for the signing of the April 14, 2009 option and purchase agreement on the Lennie property.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 8	Income Taxes

A reconciliation of the income tax provision computed at Canadian statutory income tax rates to the reported income tax provision is as follows:

	2009	2008	2007

Statutory tax rate	33.0%	33.5%	34.0%

	$79,656	$(170,270)	$(602,917)
Income (loss) before income taxes

Expected income (taxes) recovery	(26,287)	57,040	204,992
Effect on income taxes of:
Non-deductible stock-based compensation	-	150	(49,978)
Non-deductible portion of capital gains (losses)	3,700	(131,241)	-
Mineral properties written off	-	-	(79,873)
Capital gains taxed at higher rates	-	(697)	-
Other	(1,708)	201,651	-
Change in enacted rates	2,737	(101,443)	-
Valuation allowance	21,558	(25,460)	(75,141)

Income tax provision	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2009	2008	2007

Future income tax assets:
Non-capital losses	$275,550	247,256	228,672
Capital losses	111,557	113,612	-
Tax value of mineral properties in excess of accounting value	185,884	233,681	340,417
Valuation allowance	(572,991)	(594,549)	(569,089)

	$-	$-	$-

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carry-forward periods to utilize all future tax assets.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 8	Income Taxes – (cont’d)

At December 31, 2009, the Company has accumulated non-capital losses totalling $950,173, which are available to reduce taxable income of future years. The non-capital losses expire as follows:

2026	$421,714
2027	254,005
2028	176,885
2029	97,569
$950,173

The Company has capital losses of $769,361 which can be carried forward indefinitely to reduce future capital gains.

The Company has Canadian and Foreign Development and Exploration Expenditures of $640,980 available to offset future taxable income. These expenses carry-forward indefinitely and are deductible at various declining-balance rates.

Note 9	Changes in Accounting Policy and Recent Accounting Pronouncements

Changes in Accounting Policy

On January 1, 2009, the Company adopted the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”).

In January 2009, the CICA issued EIC-173, Credit risk and fair value of financial assets and financial liabilities, which clarifies that own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial instruments including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract. The adoption of this new standard did not have any significant impact on the consolidated financial statements.

In March 2009, the CICA issued EIC-174, Mining exploration costs, which provides guidance on the accounting and the impairment review of exploration costs. This Abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new standard did not have any significant impact on the Company’s consolidated financial statements.

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures. These amendments are applicable to financial statements relating to the Company’s annual financial statements ending on December 31, 2009. The amendments provide for additional disclosure requirements about fair value measurements of financial instruments and enhanced liquidity risk disclosure requirements for publicly accountable enterprises. The additional required disclosures are included in Note 11 of these financial statements.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 9	Changes in Accounting Policy and Recent Accounting Pronouncements – (cont’d)

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

As at December 31, 2009, the Company had capital resources consisting of cash and cash equivalents. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 10	Capital Management – (cont’d)

The Company’s investment policy is to invest its cash and cash equivalents in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

Note 11	Financial Instruments and Risk

Financial Instruments

As at December 31, 2009, the Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, advances payable and loans payable.

Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity investments, available-for-sale, loans and receivables and other financial liabilities. The Company classifies its cash and cash equivalents as held-for-trading, amount receivable as loans and receivables, advances and loans payable and accounts payable as other financial liabilities.

Fair Value

The estimated fair values of cash and cash equivalents, amounts receivable, accounts payable, advances and loans payable approximate their respective carrying values due to the short period to maturity. For fair value estimates relating to derivatives, the Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in CICA Handbook section 3862 – Financial Instruments –Disclosures:

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs which are supported by little or no market activity.

The fair value of cash and cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets.

The fair value of advances payable and loans payable are equivalent to their carrying value since they are non-interest bearing.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 11	Financial Instruments and Risk – (cont’d)

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company’s functional currency is the Canadian dollar. The Company has liabilities denoted in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company has transactions in US dollars (“US$). Accordingly, the Company is exposed to foreign currency risk in respect to these transactions. The Company has not undertaken hedging activities to mitigate this risk. At December 31, 2009, the Company had advances payable of $194,139 (US$185,000) (2008 - $195,648 (US $160,000)) and loans payable of $65,938 (US$62,834) (2008 - $76,833 (US$62,834)) exposed to foreign exchange risk.

Interest Rate Risk

The Company manages its interest rate risk by obtaining the best commercial deposit interest rates available in the market by the major Canadian financial institutions.

The Company has investments in guaranteed investment certificates. The following table summarizes the impact of reasonable possible changes on interest rates for the Company at December 31, 2009, 2008 and 2007. The sensitivity analysis is based on the assumption that interest rate changes by 1% with all other variables remaining constant. The 1% sensitivity is based on reasonably possible changes over a financial year, using the observed range of historical rates for the preceding year.

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 11	Financial Instruments and Risk – (cont’d)

Interest Rate Risk – (cont’d)

	2009	2008	2007
	$	$	$
Impact on net loss:
1% increase	800	–	–
1% decrease	(800)	–	–

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. All marketable securities are subject to price and market volatility.

The Company optioned its interest in the Lennie property to Premier Gold Mines Limited (“Premier”), in part, for common shares of Premier. These shares are subject to market risk. As at December 31, 2009, the Company had received 40,000 of the possible 160,000 common shares of Premier contemplated in the option and purchase agreement.

During the year ended December 31, 2009, the Company sold the 40,000 common shares for proceeds of $100,823 resulting in a gain of $22,423.

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

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

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

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 13	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian and United States generally accepted accounting principle and the rules and regulations of the Securities and Exchange Commission on the statements of operations, the balance sheets and the statements of cash flows are summarized as follows:

Statements of Operations	2009	2008	2007
Net income (loss) per Canadian GAAP	$79,656	$(170,270)	$(602,917)
Gain related to option proceeds of mineral property	23,599	-	-
Mineral properties written off	-	-	234,920
Mineral property costs expensed	(1,074)	(2,016)	(78,722)
Net income (loss) per US GAAP	$102,181	$(172,286)	$(446,719)
Basic and diluted income (loss) per share per US GAAP	$0.08	$(0.14)	$(0.37)
Balance Sheets
Total assets per Canadian GAAP	$91,144	$57,072
Decrease in mineral properties due to expensing of mineral property costs	(1)	(22,525)
Total assets per US GAAP	$91,143	$34,547
Total liabilities per Canadian and US GAAP	$281,970	$327,554
Stockholder’s deficiency per Canadian GAAP	$(190,826)	$(270,482)
Cumulative mineral properties adjustment	(1)	(22,525)
Stockholder’s deficiency per US GAAP	$(190,827)	$(293,007)
Statements of Cash Flows
Operating Activities per Canadian GAAP	$(169,941)	$(138,990)	$(214,112)
Deferred exploration costs	(1,074)	(2,016)	(78,722)
Operating Activities per US GAAP	$(171,015)	$(141,006)	$(292,834)
Financing Activities per Canadian and US GAAP	$30,050	$167,790	$176,812
Investing Activities per Canadian GAAP	$199,749	$(3,113)	$(78,722)
Deferred Exploration costs	1,074	2,016	78,722
Investing Activities per US GAAP	$200,823	$(1,097)	$-

NEWCASTLE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 13	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Recent Accounting Pronouncements

US GAAP

In June 2009, the FASB issued guidance now codified as ASC 105, Generally Accepted Accounting Principles as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP, aside from those issued by the SEC. ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The adoption of ASC 105 did not have a material impact on the Company’s financial statements, but did eliminate all references to pre-codification standards

In May 2009, FASB issued ASC 855, Subsequent Events, which establishes general standards of for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 did not have a material effect on the Company’s financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 14	Subsequent Event

Subsequent to year end, Premier terminated the option agreement made between the Company and Premier. In consideration for the termination, Premier agreed to issue the Company 20,000 common shares, pay for any environmental clean-up or remediation costs or liability arising from Premier’s activities on the property and deliver all technical information, surveys, data, reports and other documents related to the property that were prepared on behalf of Premier.

ITEM 19          Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

(1)	Articles of Incorporation and By-laws:

1.1	Articles of Incorporation (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.2	Supplementary Letters Patent dated October 16, 1970 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.3	Articles of Revival dated September 25, 1987 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.4	Articles of Amendment dated March 26, 1991 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.5	Articles of Revival dated February 3, 1995 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.6	Articles of Amendment dated June 19, 1995 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.7	Articles of Amendment dated October 2, 1998 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.8	Articles of Amendment dated May 6, 2004 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

1.9	By-laws (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

(4)	Material Contracts

4.1	Option and Purchase Agreement dated April 14, 2009 with Premier Gold Mines Limited (incorporated by reference from our Annual Report on Form 20-F filed on July 1, 2009).

(11)	Code of Ethics

11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

(12)	302 Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for John Toljanich.

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Brent Petterson.

12.3*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for John Toljanich.

12.4*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Brent Petterson.

SEE ACCOMPANYING NOTES

(99)	Additional Exhibits

99.1*	Consent of Manning Elliot, Chartered Accountants

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEWCASTLE RESOURCES LTD.

Per: /s/ John Toljanich
       John Toljanich
       President, Chief Executive Officer and Secretary

Dated : June 24, 2010