Form 20-F
NEWCASTLE RESOURCES LTD.
filed 2010-12-27
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 22, 2010

For the transition period from ____________to ____________

Commission file number 000-50112

NEWCASTLE RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Ontario, Canada
(Jurisdiction of incorporation or organization)

Suite 200 – 455 Granville Street
Vancouver, British Columbia, Canada V6C 1T1
(Address of principal executive offices)

David Hall, President,
604.684.4312
Suite 200 – 455 Granville Street
Vancouver, British Columbia, Canada V6C 1T1
Facsimile: (604) 687-6314
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 27,053,957 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES    [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] YES    [   ] NO

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
(Not applicable to the registrant at this time) [   ] YES    [   ] NO

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
[X] Item 17    [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] YES    [   ] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[   ] YES    [   ] NO

GENERAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F is filed as a “Form 20-F Shell Company Report” by Newcastle Resources Ltd. following the completion of the acquisition of 55.3% of the issued and outstanding common shares of TrichoScience Innovations Inc. (“TrichoScience”) and all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) on December 22, 2010, as a result of which we ceased to be a “shell company”, as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

As further described in this Form 20-F, on December 22, 2010, we closed a share exchange agreement with TrichoScience and certain of its shareholders pursuant to which we acquired 50.7% of the issued and outstanding common shares of TrichoScience in exchange for the issuance by us to certain shareholders of TrichoScience of an aggregate of 11,155,162 shares of our common stock, 5,577,581 of our Class B preferred shares and 5,577,581 of our Class C preferred shares, on a pro rata basis. On the same date, we completed the purchase of 1,000,000 TrichoScience shares from treasury for a purchase price of $1,000,000, such that upon completion of the share exchange and purchase of the 1,000,000 TrichoScience shares from treasury, we currently hold 55.3% of the issued and outstanding shares of TrichoScience.

Also, on December 22, 2010, we closed a share exchange agreement with 583885 and its shareholders pursuant to which we acquired all of the issued and outstanding shares of 583885 in exchange for the issuance by us to the shareholders of 583885 of an aggregate of 4,400,000 shares of our common stock.

As a result of the closing of the share exchange agreements, TrichoScience and 583885 became subsidiaries of our company. As the shareholders of TrichoScience will control more than 50% of the issued and outstanding voting common shares and preferred shares of our company after the acquisition, we have determined to treat the acquisition of the applicable shares of TrichoScience as a reverse acquisition for accounting purposes. TrichoScience is the acquirer for accounting purposes. As such, the financial information, including the operating and financial results, historical financial information and audited financial statements, included in this Form 20-F are that of TrichoScience rather than that of our company prior to the completion of the share exchange transactions.

In this Form 20-F, references to “we”, “us”, “our” and “Newcastle” refers to Newcastle Resources Ltd., an Ontario, Canada, corporation, and our subsidiaries, TrichoScience and 583885, as applicable. Unless otherwise stated, “$”, when used in this Form 20-F, refers to Canadian dollars.

This shell company report on Form 20-F contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, including the risks in the section entitled “Risk Factors” commencing on page 10, uncertainties and other factors, which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include:

  negative results from our clinical trials, including that our hair cell replication technology may not work as planned or may not be effective at causing the re-growth of hair follicles or the rejuvenation of damaged, miniaturized follicles;

  the effects of government regulation on our business;

  the viability and marketability of our hair cell replication technology;

  our failure to successfully implement our marketing plan;

  the development of superior technology by our competitors;

  the failure of consumers and the medical community to accept our technology as safe and effective;

  risks associated with our ability to obtain and protect rights to our intellectual property;

  risks and uncertainties associated with our ability to raise additional capital; and

  other factors beyond our control.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

PART I

ITEM 1.           Identity of Directors, Senior Management and Advisers

A.           Directors and Senior Management

The names, business addresses and functions of our directors and senior management are as follows:

Name	Business Address	Function
David Hall	Suite 200 – 455 Granville Street Vancouver, BC V6C 1T1	President and Director
Peter Jensen	Suite 1820 – 925 West Georgia Street Vancouver, BC V6C 3L2	Chairman of the Board and Director
Matt Wayrynen	Suite 200 – 455 Granville Street Vancouver, BC V6C 1T1	Vice President of Corporate Development and Director
Dr. Rolf Hoffmann	In den Eschmatten 24 79117 Freiburg, Germany	Chief Medical Officer and Director
Brent Petterson	Suite 200 – 455 Granville Street Vancouver, BC V6C 1T1	Chief Financial Officer
Pamela Lynch	Suite 200 – 455 Granville Street Vancouver, BC V6C 1T1	Corporate Secretary

B.           Advisers

Not applicable.

C.           Auditors

The name, address, and membership in professional bodies of our auditors are as follows:

Name and Address(1)	Governing Professional Body	Period
BDO Canada LLP Suite 600 - Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2	Institute of Chartered Accountants of British Columbia; registered with the Canadian Public Accountability Board (Canada) and the Public Company Accounting Oversight Board (USA)	The period from the incorporation of TrichoScience on September 7, 2006 to present

(1)

Prior to the completion of the share exchange transactions with TrichoScience and 583885, our auditors were Manning Elliott LLP of Suite 1100 – 1050 West Pender Street, Vancouver, BC V6E 3S7, which audited the financial statements of our company for the years ended December 31, 2009, 2008 and 2007.

ITEM 2.           Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.           Key Information

A.           Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the fiscal years ended December 31, 2009, 2008, 2007 and 2006 and for the interim period ended June 30, 2010. Information for the fiscal year ended December 31, 2005 could not be provided as our company was incorporated in September 7, 2006.

The information set forth below was extracted from, and should be read in conjunction with, our audited annual financial statements, unaudited interim financial statements, and related notes thereto included in this shell company report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars –Calculated in accordance with Canadian GAAP)

	Six month period ended June 30, 2010 (unaudited)	Six month period ended June 30, 2009 (unaudited)	Year ended Dec. 31, 2009 (audited)	Year ended Dec. 31, 2008 (audited)	Year ended Dec. 31, 2007 (audited)	From Inception (September 7, 2006) to Dec. 31, 2006 (unaudited)
Net sales or operating revenues	$-	$-	$-	$-	$-	$-
Total expenses	685,683	14,608	557,860	23,194	29,114	5,089
Loss from operations and continuing operations	(685,683)	(14,608)	(557,860)	(23,194)	(29,114)	(5,089)
Net loss	(685,683)	(14,608)	(557,860)	(23,194)	(29,114)	(5,089)
Basic and diluted loss from operations and continuing operations, per share	(0.07)	(0.00)	(0.07)	(0.00)	(0.00)	(0.00)
Total assets	416,881	-	644,446	-	-	-
Net assets (capital deficit)	48,651	-	557,043	(17,397)	(29,114)	(5,089)
Share capital	1,184,800	-	1,154,800	-	-	-
Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	9,179,062	8,000,000	8,370,054	8,000,000	5,646,904	4,480,000
Long-term debt	-	-	-	-	-	-

Reconciliation to US GAAP

There are no material differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”) on the balance sheets and statements of operations and comprehensive loss and cash flows of our company.

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On December 22, 2010, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rate of the Bank of Canada), was Cdn.$1.0148 for each one US dollar. For the past five fiscal years ended December 31, 2009, the six month period ended June 30, 2010, and for the monthly periods subsequent to that date, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Period	Average
Year ended December 31, 2005	1.2120
Year ended December 31, 2006	1.1340
Year ended December 31, 2007	1.0742
Year ended December 31, 2008	1.0659
Year ended December 31, 2009	1.1409
Six month period ended June 30, 2010	1.0336

Month	High / Low
June 2010	1.0537/1.0197
July 2010	1.0557/1.0281
August 2010	1.0640/1.0184
September 2010	1.0520/1.0219
October 2010	1.0321/1.0028
November 2010	1.0240/1.0013

B. Capitalization and Indebtedness

As at December 22, 2010, we had no guaranteed or secured indebtedness. As at December 22, 2010, we were not indebted to any of our directors. As a result of the closing of the share exchange transactions with TrichoScience and 583885, and the related private placement, our capitalization, on an actual basis, was $(144,128) and, after pro forma adjustments, was $1,289,967 as of December 22, 2010, constituting a total of 27,053,957 issued and outstanding shares. The private placement consisted of the issuance of 1,240,000 common shares at US$0.50 per share for proceeds of US$620,000. We used the net proceeds from the private placement to complete the $1,000,000 equity financing in TrichoScience and hence advance the development of our hair cell replication technology. See “Item 10 – Additional Information – Capitalization”.

The following table shows the capitalization of the Company as of June 30, 2010, (i) on a historical basis and, (ii) on a pro forma basis, adjusted to give effect to the share exchange transactions.

	June 30, 2010
	Actual		Pro forma
Long-term debt	$-	$
Shareholders’ Equity
Shares of Common Stock
Authorized: Unlimited number, no par value Issued and outstanding: 1,258,797 (pro forma – 27,053,957)	8,827,569		3,450,919
Class A Non-voting, Convertible, Redeemable, Non-cumulative 6% Preferred Shares
Authorized: Unlimited number, no par value Issued and outstanding: Nil (pro forma – Nil)	-		-
Class B Voting Preferred Shares
Authorized: Unlimited number, no par value Issued and outstanding: Nil (pro forma – 5,577,581)	-		-
Class C Voting, Convertible Preferred Shares
Authorized: Unlimited number, no par value Issued and outstanding: Nil (pro forma – 7,577,581)	-		-
Contributed surplus	236,808		67,489
Deficit	(9,208,505)		(2,228,441)
Total Capitalization	(144,128)		1,289,967

Subsequent to June 30, 2010, we issued 9,000,000 common shares for US$0.05 each in a private placement for total proceeds of US$450,000. We also issued 2,000,000 Class C Convertible Preferred Shares at a price of $0.0001 in relation to the share exchange agreement for nominal consideration. Please refer to the unaudited pro forma consolidated financial statements contained in this Form 20-F for details of transactions reconciling our June 30, 2010 capitalization to that which is disclosed above on a pro forma basis.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Much of the information included in this shell company report includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements.

The common shares of our company are considered speculative. You should carefully consider the following risks and uncertainties in addition to other information in this shell company report in evaluating our company and our business before purchasing any shares of our company. Our business, operating and financial condition could be harmed due to any of the following risks.

Risks Relating to our Business

Our company currently does not generate revenue from its planned operations, and as a result, it faces a high risk of business failure.

We have not generated any revenues from our planned operations to date. As of June 30, 2010, we had accumulated $1,300,940 in losses since inception. Our business is the development of a new hair cell replication technology. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

Our auditors’ opinion on our December 31, 2009 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $1,300,940 for the cumulative period from September 7, 2006 (inception) to June 30, 2010. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern as described by our auditors with respect to the financial statements for the year ended December 31, 2009. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

Our business is at an early stage of development and difficulties obtaining regulatory approval, technical deficiencies and other challenges may hinder the development and marketing of our hair cell replication technology.

Our hair cell replication technology is at an early stage of development and we may not develop hair cell replication technology that can be commercialized. We are still in the early stages of identifying and conducting research on our technology. Our technology will require significant research and development and preclinical and clinical testing prior to regulatory approval, if required, being obtained in the United States or other countries. We may not be able to obtain regulatory approvals, if required, to complete necessary clinical trials for our hair cell replication technology, or to commercialize it. Our technology may prove to have undesirable and unintended side effects, or other characteristics adversely affecting its safety, efficacy or cost-effectiveness could prevent or limit its use. Our technology may fail to provide its intended benefit, or achieve benefits equal to or better than our competitor’s products at the time of testing or production.

Our clinical trials may fail to produce successful results or could be suspended due to unacceptable safety risks, which could cause our business to fail.

Clinical trials are subject to extensive regulatory requirements, and are very expensive, time-consuming and difficult to design and implement, in part because they may be subject to rigorous regulatory requirements. Our products may fail to achieve necessary safety and efficacy endpoints during clinical trials. We believe that our clinical trials will take a substantial period of time to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: unforeseen safety issues; lack of effectiveness during clinical trials; slower than expected rates of patient recruitment; and inability to monitor patients adequately during or after treatment. In addition, we or regulatory officials may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks.

Our success depends on the acceptance of our hair cell replication technology by the medical community and consumers as a safe and effective solution.

The success of our hair cell replication technology will depend on its acceptance by potential consumers and the medical community. Because our technology is new in the treatment of hair loss, the long term effects of using our new hair cell replication technology are unknown. The results of short-term clinical trials do not necessarily predict long-term clinical benefit or reveal adverse effects. If results obtained from future commercial experience indicate that our hair cell replication technology is not as safe or effective as other hair restoration treatments, adoption of this technology by consumers and the medical community may suffer and our business will be harmed.

If we are not able to effectively protect our existing intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology. We currently have registered patents for our hair cell replication technology in Australia and the European Union. If we are unable to protect our intellectual property, our business may be materially adversely affected. Further, we cannot be sure that our activities do not and will not infringe on the intellectual property rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property or defend ourselves from intellectual property claims made by others, we may face significant expense and liability, as well as the diversion of management’s attention from our business, any of which could negatively impact our business or financial condition.

The successful acquisition and maintenance of patent rights is critical to our business and any failure in this regard could hinder the development and marketing of our technology.

We currently have patent applications pending in the United States and several other countries around the world. Our pending patent applications may not result in the issuance of any patents. The applications may not be sufficient to meet the statutory requirements for patentability in all cases or may be the subject of interference proceedings by patent offices. These proceedings determine the priority of inventions and, thus, the right to a patent for technology. In the past, our patent applications have experienced delays and our patent applications may be delayed in the future.

If others file patent applications or obtain patents similar to those we have licensed, such patents may restrict the use of our discoveries. The risk of third parties obtaining patents and filing patent applications will continue to increase as the hair restoration market expands. We cannot predict the ultimate scope and validity of existing patents and patents that may be granted to third parties, nor can we predict the extent to which we may wish or be required to obtain licenses to such patents, or the availability and cost of acquiring such licenses. To the extent that licenses are required, the owners of the patents could bring legal actions against us to claim damages or to stop our manufacturing and marketing of the affected technology. If we become involved in patent litigation, it could consume a substantial portion of our resources.

Competitors in the hair restoration and related fields may currently offer, or may develop, superior hair loss solutions which could limit the market for our technology.

The market for hair restoration products and technology is competitive. We expect that some of our most significant competitors will be more established companies. These companies may have greater capital resources or experience in research and development, manufacturing, testing, obtaining regulatory approvals or marketing capabilities. As a result, our competitors may develop more competitive or affordable products, or achieve earlier patent protection or product commercialization than we are able to achieve. We face competition from companies offering traditional more established products and technologies.

Our company may be subject to changes and uncertainties in laws and government regulations.

Our company is subject to regulation by domestic and foreign governmental agencies with respect to many aspects of developing hair cell replication technology. In addition, relevant new legislation or regulation could occur. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the our company's business, or the application of existing laws and regulations to hair cell replication technology, could have a material adverse effect on our company's business, prospects, financial condition and results or operations.

Risks Relating to our Management

If our company is unable to hire and retain key personnel, we may not be able to implement our plan of operations and our business may fail.

Our company’s success will be largely dependent on our ability to hire and retain highly qualified personnel. This is particularly true in the highly technical biotechnology field. These individuals may be in high demand and we may not be able to attract the staff we need. In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or we may fail to retain such employees after they are hired.

We are dependant on the services of certain key consultants and the loss of any of these key consultants may have a materially adverse effect on our company.

While engaged in the business of developing a new hair cell replication technology, our company’s ability to continue to develop a competitive edge in the marketplace will depend, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our company’s growth has depended, and in the future will continue to depend, on the efforts of our key management consultants. Loss of any of these people would have a material adverse effect on our company. Currently, our company does not have key-man life insurance.

Conflicts of interest may arise as a result of our company’s directors and officers being directors or officers of other life sciences companies.

Certain of our company’s directors and officers are, or may become, directors or officers of other life sciences companies. While we are engaged in the business of developing a new hair cell replication technology, such associations may give rise to conflicts of interest from time to time. Our company’s directors are required by law to act honestly and in good faith with a view to our company’s best interests and to disclose any interest that they may have in any project or opportunity of our company. If a conflict of interest arises at a meeting of our company’s board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not our company will participate in any project or opportunity, our company’s directors will primarily consider the degree of risk to which our company may be exposed and our financial position at the time.

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

As a majority of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company, directors and officers.

We are an Ontario, Canada company. A majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States legislation. There is substantial doubt whether an original action based solely upon such civil liabilities could be brought successfully in Canada against any of such persons or our company.

Risks Relating to our Common Stock

If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

Trading of our company’s common shares on the OTC Bulletin Board is limited and sporadic making it difficult for our company’s shareholders to sell their shares or liquidate their investments.

The trading price of our company’s common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. There can be no assurance that trading prices and price earnings ratios previously experienced by our company’s common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of the common shares, regardless of our company’s operating performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for our company and a diversion of management’s attention and resources.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional options to any of our officers, directors, employees or consultants.

Because our company’s success is highly dependent upon our directors, officers, consultants and sole employee, we have granted, and may again in the future grant, options to some or all of our key officers, directors, employees and consultants to purchase our common shares as non-cash incentives. Options may be granted at exercise prices below that of our common shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of our company’s other shareholders may be diluted.

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

Penny stock rules will limit the ability of our shareholders to sell their stock.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder's ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for its shares.

We do not intend to pay dividends on any investment in the shares of stock of our company.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the stock’s price. This may never happen and investors may lose all of their investment in our company.

ITEM 4.           Information on Newcastle Resources Ltd.

A.           History and Development of Newcastle Resources Ltd.

Name

Our legal and commercial name is “Newcastle Resources Ltd.”.

Principal Office

Our principal office is located at Suite 200 – 455 Granville Street Vancouver, British Columbia, Canada V6C 1T1. Our telephone number is (604) 248-8731 and our facsimile number is (604) 687-6314.

Corporate Information and Important Events

Our company was incorporated under the laws of the Province of Ontario (specifically under the Business Corporations Act (Ontario)) on April 24, 1967 under the name “Jolly Jumper Products of America Limited”. On September 25, 1987, our name was changed to “Sun Valley Hot Springs Ranch Inc.”. We changed our name to “Tri-Valley Free Trade Inc.” on March 26, 1991 and to “Tri-Valley Investments Corporation” on June 19, 1995. On October 2, 1998, we changed our name to “Tri-Lateral Venture Corporation”. On May 6, 2004, we changed our name to “Pan American Gold Corporation” and on November 10, 2008, we changed our name to “Newcastle Resources Ltd.”. We are a reporting issuer under the securities laws of the Province of Ontario and the Province of British Columbia. Under the Business Corporations Act (Ontario), our company has an indefinite life span.

On April 18, 2008, our inactive US subsidiary, Pan American Gold Corporation (Nevada) was dissolved and on October 7, 2008, our Mexican subsidiary, Compania Minera P.A.M. de C.V. was declared inactive by the Mexican registrar of companies. On December 2, 2008, we disposed of the shares of our Mexican subsidiary.

On November 10, 2008, our issued and outstanding common shares were consolidated on the basis of one (1) common share for every (30) common shares held and our name was changed to our current name. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008, at which time our trading symbol was changed to “NCSLF”.

On April 14, 2009, we entered into an option and purchase agreement with Premier Gold Mines Limited (“Premier”), whereby we optioned Premier our 100% interest in ten patented mining claims known as the Lennie Property (the “Lennie Property”). In order to exercise the option, Premier agreed to pay $400,000 in cash payments and issue an aggregate of 160,000 common shares of Premier to us in prescribed amounts over three years, including $100,000 (received) and 40,000 common shares (received) on signing of the agreement. A 3.0% Net Smelter Return royalty (“NSR”) was to be payable to our company, of which one-third (1% NSR) could be purchased by Premier at any time for the sum of $1,000,000. In addition, Premier committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.

On April 1, 2010, Premier terminated the April 14, 2009 option and purchase agreement on the Lennie Property. In consideration for the termination, Premier agreed to issue to our company 20,000 common shares of Premier (received), pay for an environmental clean-up or remediation costs or liability arising from Premier’s activities on the Lennie Property and deliver all technical information, surveys, data, reports and other documents related to the Lennie Property that were prepared on behalf of Premier. Premier incurred approximately $1,400,000 in exploration related expenditures on the Lennie Property in 2009. On December 22, 2010, we sold our interest in and to the Lennie Property for $150,000. In connection with this sale, a bonus of $10,000 was paid to our chief financial officer.

On December 22, 2010, prior to the closing of the TrichoScience Agreement, we filed articles of amendment with the corporate registrar of the Province of Ontario, authorizing the creation of the Class B preference shares and the Class C preference shares. A complete copy of these articles of amendment is attached to this Form 20-F as Exhibit 1.10.

On December 22, 2010, we completed a private placement of 1,240,000 common shares at a price of US$0.50 per share for gross proceeds of US$620,000. We issued 1,240,000 shares to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended. We issued 40,000 shares to one U.S. person, who was an accredited investor (as that term is defined in Rule 501 of Regulation D, promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and in issuing these shares to this investor we relied on the registration exemption provided for in Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended.

Ceasing to be a Shell Company

TrichoScience Agreement

TrichoScience was incorporated on September 7, 2006 under the provisions of the Canada Business Corporations Act. It is a development stage company that has not yet realized any revenues from its planned operations. TrichoScience was largely inactive until 2009 and is now in the business of the development of a non-surgical hair cell replication technology to cure pattern baldness and general hair loss in both men and women.

On October 29, 2010, we entered into a share exchange agreement (the “TrichoScience Agreement”) with TrichoScience and certain accepting shareholders of TrichoScience, pursuant to which we agreed to acquire a minimum of 55% and a maximum of all of the issued and outstanding common shares of TrichoScience held by the shareholders of TrichoScience. The closing of the TrichoScience Agreement occurred on December 22, 2010 (the “Closing”), at which time we issued an aggregate of: (i) 11,155,162 common shares of our company; (ii) 5,577,581 Class B preferred shares of our company, and (iii) 5,577,581 Class C preferred shares of our company to certain shareholders of TrichoScience on a pro rata basis. We issued all of such shares to eight TrichoScience shareholders who are non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

Pursuant to the terms of the TrichoScience Agreement, all shareholders of TrichoScience who did not tender their shares of TrichoScience to our company at the Closing, may, until 18 months from the Closing, elect to exchange their TrichoScience shares for common, Class B and Class C shares of our company at the same exchange ratio as that used in connection with the Closing as described above. If all of the TrichoScience shareholders, including those who tendered their TrichoScience shares at the Closing, exchange their TrichoScience shares for shares of our company within such 18 month period, we will have issued a total of 22,000,000 common shares, 11,000,000 Class B shares and 11,000,000 Class C shares to the former shareholders of TrichoScience, and TrichoScience will be a wholly-owned subsidiary of our company.

In connection with the Closing, TrichoScience caused all outstanding options to acquire shares of TrichoScience to be cancelled and we agreed to grant each of the holders of such options one option to acquire one of our common shares in exchange for each TrichoScience option held by an optionholder that was cancelled.

At the Closing, the TrichoScience shareholders who received shares of our company in connection with the Closing deposited such shares with a trustee pursuant to the terms of a pooling agreement entered into with our company and the trustee. Such shares will be subject to a timed release schedule under which 15% of such shares will be released on the first day of each of our fiscal quarters occurring after the first anniversary of the Closing.

At the Closing, pursuant to the TrichoScience Agreement, we also completed the purchase of 1,000,000 common shares of TrichoScience from treasury at a price of $1.00 per share. We have also agreed to purchase an additional $1,000,000 worth of TrichoScience common shares on or before six months from the Closing and a further $1,000,000 worth of TrichoScience common shares on or before twelve months from the Closing, all at a price of $1.00 per share.

Effective as of the Closing, all of our existing directors resigned and our board of directors appointed David Hall, Peter Jensen, Matt Wayrynen and Rolf Hoffmann as directors of our company. Also effective as of the Closing, John Toljanich resigned from all officer positions with our company and we appointed David Hall as our President, Peter Jensen as Chairman of the Board, Matt Wayrynen as Vice President of Corporate Development, Dr. Rolf Hoffmann as Chief Medical Officer and Pamela Lynch as Corporate Secretary. Brent Petterson remains our Chief Financial Officer.

Further, in connection with the Closing, on December 22, 2010, we issued an aggregate of 2,000,000 Class C preferred shares from treasury to two investors for nominal consideration. All of these shares were issued to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

We have determined to treat the acquisition of the shares of TrichoScience as a reverse acquisition for accounting purposes. As a result, our auditors changed from Manning Elliott LLP, who were our auditors prior to the Closing, to BDO Canada LLP, the auditors of the TrichoScience audited annual financial statements that are included in this Form 20-F.

As a result of the acquisition of the shares of TrichoScience, our business has become the development of hair cell replication technology. We believe this technology has the potential to become the world’s first non-surgical, permanent cure for baldness and general hair loss in both men and women.

583885 Agreement

On October 29, 2010, we entered into a share exchange agreement (the “583885 Agreement”) with 583885 and the shareholders of 583885 pursuant to which we agreed to acquire all of the issued and outstanding shares of 583885 from its shareholders. The closing of the 583885 Agreement occurred on the same date as the Closing at which time we issued an aggregate of 4,400,000 common shares to the 583885 shareholders on a pro rata basis. All of these shares were issued to 583885 shareholders who are non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

At the Closing, certain shareholders of 583885 who were issued an aggregate of 3,400,000 shares of our company in connection with the 583885 Agreement deposited such shares with an escrow agent pursuant to the terms of an escrow agreement entered into with our company and the escrow agent. These shares will be released upon the occurrence of certain milestones as set out in the escrow agreement.

Except for the TrichoScience Agreement, the 583885 Agreement, the related pooling and escrow agreements, and the transactions contemplated by such agreements, neither our company, nor any associates of our company, directors or officers of our company serving prior to the closing of the agreements, or associates of such directors and officers, had any material relationship with TrichoScience or 583885 or any of their respective shareholders.

Copies of the TrichoScience Agreement, the 583885 Agreement and the related escrow and pooling agreements are included as exhibits to this report on Form 20-F. Shareholders are encouraged to review the terms of the agreements, however are advised that not all of the representations and warranties in such agreements should be relied upon as being accurate.

Capital Expenditures

During the last three fiscal years ended December 31, 2009, we did not undertake any capital expenditures. In connection with the closing of the TrichoScience Agreement, we acquired 1,000,000 common shares of TrichoScience at a price of $1.00 per share. This acquisition was internally financed, partially from the proceeds of the private placement for gross proceeds of US$620,000 that we undertook in connection with the closing of the TrichoScience Agreement, as described above under the heading “Corporate Information and Important Events”. TrichoScience is a company headquartered in Vancouver, British Columbia, Canada and incorporated under the provisions of the Canada Business Corporations Act. We will use these proceeds to advance the development of our hair cell replication technology.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.           Business Overview and Plan of Operations

Overview

Prior to entering into the TrichoScience Agreement, our company did not have an operating business. Our sole business was to identify a suitable business opportunity or a suitable business with which to enter into a business combination and increase value for our shareholders. As a result of the closing of the acquisition of the shares of TrichoScience, we are now in the business of developing and patenting a new hair cell replication technology that is intended to permanently, and non-surgically, cure baldness and hair loss in men and women.

Research and Development

Our cellular replication and implantation technology is designed to grow new hair follicles in patients suffering from androgenetic alopecia as well as other causes of balding or thinning scalp hair. The procedure is also designed to rejuvenate damaged, miniaturized hair follicles in balding scalp skin.

Our technology has been developed over nine years of research, experimentation and trials. The mechanics of our technology involve the extraction of as few as 10 to 20 hair follicles from a patient. The cells are then replicated in a laboratory through our cellular replication process and injected back into the patient’s bald scalp. The implanted cells induce the formation and growth of new hair follicles and also help rejuvenate damaged hair follicles. Our anticipated long term result is the restoration of a full head of hair that has been seeded by the patient’s own natural hair cells.

The product development path of our technology effectively began in 2000 with completion of initial animal trials in Germany. These experiments on mice demonstrated that hair follicle “dermal sheath cup” cells could induce successful hair growth. These results have led us to believe in the effectiveness of the procedure and its potential to become a permanent solution to hair loss for the hair restoration market. From 2004 to 2007, the developers of our technology planned for human clinical trials and culture laboratories, and sourced initial funding. In 2007, the developers of the technology assigned the technology, including the intellectual property, to TrichoScience.

We believe our technology will offer several advantages over current hair loss solutions. Traditional hair transplantation surgery requires the surgical removal of a prominent band of hair-bearing scalp from the back of the head, dissection of individual hair follicles and then implantation of these follicles into the balding region of the scalp. Often, a number of similar surgical procedures are required to achieve the desired result. In effect, surgical hair transplantation removes and redistributes a patient’s own hair follicles to cover sections of bald scalp, leaving bare patches of scalp where the hair was removed.

In contrast, our technology is designed to replicate a patient’s hair cells and rejuvenate miniaturized hair follicles, inducing entirely new follicles to grow from the balding scalp. We believe there will be no pain involved, nor long recovery period. Our technology is designed to provide the ability to grow a patient’s own hair back rather than to redistribute hair from the back of the scalp to the front.

In addition, hair transplantation surgery requires a team of six or more people, including up to four technicians trained in micro-dissection. The surgical procedure is designed to take approximately eight hours to complete. Our technology is designed to be fully performed by a single clinician who requires minimal training. We expect the time involved to be less than two hours.

Existing Market Conditions

Although we have not yet generated any revenues from our technology, there is a very large potential market for our technology, should it be effective and obtain the necessary regulatory approvals.

The worldwide market for surgical hair restoration has been calculated at $1.2 billion annually by the International Society of Hair Restoration Surgery (ISHRS), with the US market accounting for 44.5% of that total. According to ISHRS’s latest Practice Census Results (published June 2009), medical professionals performed over 250,000 hair restoration procedures worldwide in 2008, with an average of 1.8 procedures per patient.

The American Academy of Family Physicians (AAFP) estimates the US market for non-surgical hair restoration treatments at over $1 billion annually. Minoxidil (Rogaine®) and finasteride (Propecia®) together account for a large portion of the non-surgical market. These products are discussed further below.

Competition

We believe our technology will address the needs of both the surgical and non-surgical hair restoration markets. Other participants in these markets include non-surgical hair remedy brands such as Rogaine® and Propecia®, and surgical hair restoration practitioners.

We have also identified a competitor in the field of cell based hair regeneration research and development: Aderans Research Group Inc. (“Aderans”) of Atlanta, Georgia. Aderans is a cell technology researcher and developer. However, their cell-based hair restoration process is not based on the same biotechnology as our technology. Aderans uses “dermal papilla” cells in their cell replication procedure, while our technology is based on the use of “dermal sheath cup” cells.

Aderans is the development arm of two companies in the hair restoration industry: Aderans Company, Ltd., the world’s largest manufacturer of wigs, and Bosley Medical Institute Inc., the world’s largest surgical hair transplant company. Aderans has completed United Kingdom-based Phase I clinical trials of its cell-based hair regeneration procedure for men and women and, in April 2009, announced the launch of Phase II clinical studies. Phase II studies are being conducted in six U.S. cities: Atlanta, Boston, New York, Raleigh, Houston and Washington DC.

Surgical Hair Restoration

Surgical hair restoration consists of a variety of medical hair restoration treatments designed to reduce baldness. These include hair transplants, flap surgery, scalp reduction and scalp expansion.

Hair transplant surgery is by far the dominant hair restoration treatment and involves the surgical removal of large portions of hair-bearing scalp from the sides or back of the head. These sections of scalp are then dissected by hand into smaller follicle clusters and transplanted to the balding areas of a patient's scalp.

Scalp flap surgery, scalp reduction surgery and scalp expansion surgery are other forms of surgical hair restoration. Combined, these treatments represent a far smaller patient base than hair transplant surgery.

Non-Surgical Restoration

Only two Food and Drug Administration (“FDA”) approved hair restoration treatments are available today: minoxidil and finasteride. Minoxidil is marketed as Rogaine® by Johnson and Johnson Inc. Finasteride is marketed as Propecia® by Merck & Co., Inc. These two products can be effective in hair loss prevention and may grow new hair. However, once a patient begins using Rogaine® or Propecia®, he or she must continue to use the products indefinitely. Upon suspension of drug use, any new hair grown as a result of the treatments will likely fall out.

Rogaine® (Minoxidil)

Rogaine® was introduced in 1988 as the first drug approved for baldness by the FDA. It has been available over the counter (“OTC”) since its launch, but annual revenue, which was $47,000,000 in 2002, declined to $31,000,000 in 2006. In 2007, sales of Rogaine® jumped to $42,000,000, which Johnson & Johnson Inc. attribute to the introduction of a new Rogaine® Foam product.

Minoxidil remains the only product available without a prescription that has been approved by the FDA as a proven treatment against hair loss. Minoxidil is no longer under patent so it is also marketed in a number of other shampoos and topical treatments.

Propecia® (Finasteride)

The prescription segment of the hair remedy market consists solely of Propecia®, which constitutes approximately 63% of the overall non-surgical hair loss remedy market. Patent protection for Propecia® (which includes a 1 mg dose of finasteride) lasts through 2013. However, generic finasteride was approved by the FDA in July 2006 (at a higher dosage of 5 mg) for the treatment of prostate cancer and we believe this indicates a potential opportunity to increase dosage for the hair loss application of the drug. Worldwide sales for Propecia® have grown from $239,000,000 in 2003 to $405,000,000 in 2007.

Marketing & Sales Strategy Overview

We plan to market our technology directly to those medical professionals currently engaged in hair transplants and similar hair restoration programs and to established hair loss and dermatology clinics.

We are currently reviewing financial and operational opportunities available through the exclusive licensing of our technology rights in selected international jurisdictions. Additionally, we are in discussions with a number of corporations in the hair restoration field regarding potential marketing and operating partnerships.

Product Licensing Relationships

We anticipate that access to, and the application of, our technology will be offered under terms and conditions of detailed, all-encompassing licensing agreements. The agreements will cover two specific areas of licensing. “Procedure Access and Training” rights will grant access to our technology and training, and “Biopsy and Cell Replication” rights will grant access to an approved laboratory for the cell replication process.

Under the terms of such agreements, we plan to fully control all aspects of how our technology is marketed, positioned, promoted and priced by licensees. We also plan to control the training of the technicians and clinicians that are registered or authorized to administer our technology.

Marketing Strategy

We plan to launch a new website to communicate the status of our technology and progress in clinical trials. The campaign will be designed to inform current professional hair restoration practitioners about our new technology and give details of its potential, the possible timing of its introduction into the marketplace and licensing options.

We intend to launch a branded corporate website to aid our marketing effort. In the future, this site will act as our principal marketing and communications tool and, in time, we will add sections appropriate to our targeted key audiences – medical professionals, hair restoration clinics and appropriate professional associations. All marketing and communications efforts will feature a constant internet based strategy which we anticipate will allow us to leverage our technology advantages and brand to generate license sales.

We expect that, eventually, a highly targeted marketing effort will supplement the broad communications tactics and website with a focused direct sales campaign to primary licensee markets. We have identified the primary licensee market as more than 800 hair restoration physicians who are members of ISHRS.

In the first 12 months of the launch of our targeted marketing effort, our objective is to have ISHRS members fully aware of and informed about our technology, including the operational and financial impacts of it on their practices.

We plan to market and sell our technology under a new and unique brand name that is currently in the process of being registered and trademarked worldwide. More information about our intellectual property is discussed below. We anticipate that this brand name will become synonymous with our technology.

Regional Growth Strategy

Based on market characteristics and the expected sequencing of country-by-country regulatory approvals, we expect to complete our first professional licensing agreements in Canada and the European Union. We believe subsequent sales will likely be targeted in Australia, the United States, Japan, Asia, South America and the Middle East.

Distribution Strategy

Our distribution strategy is to leverage a network of medical professionals and hair restoration clinics to market our technology. We plan to provide information and training to these medical professionals and clinics. In turn, we believe these groups will become the key agents in the direct selling of our technology to end patients. In return, we believe medical professionals and clinics will benefit from the increased volumes and margins they could receive through offering our technology.

Regulatory Environment

Through the facilities and support of the University of British Columbia and Vancouver General Hospital, we continue to advance our technical expertise while fine-tuning our technology. We are developing and advancing a clinical and regulatory strategy for worldwide regulatory approvals of our technology. Specifically, the following projects have been identified for immediate product and company development:

  completion of human clinical trials in Europe, which trials will commence in December, 2010;

  scheduling of human clinical trials in Canada; and

  ongoing studies and development of our technology.

Regulations and challenges vary from country to country. We have obtained scientific advice from the European Union regulatory authorities and are generating additional safety data in order to satisfy the requests of such authorities. The planned human phase trials meet good clinical practice requirements. We expect data from successful European Union-approved trials to facilitate similar trial approvals for Canada and other jurisdictions.

We believe the regulatory process will be aided by competitors who have safely conducted similar clinical trials using a different type of hair cell. We believe this information mitigates the risk element for our trials.

We have received approval to launch our first-in-man clinical study at the Scientific Research Institute for Skin and Venereal Diseases in Tbilisi, Georgia. This double-blind study is designed to test the safety and efficacy of our technology in 20 patients with androgenetic alopecia through the assessment of three endpoints:

Primary endpoint - the local safety profile of our technology at the 6 month time point as defined by the incidence, relationship, severity and seriousness of adverse events at the injection sites and local tolerance (as judged by the investigator and patient);

Secondary endpoint (Safety) - the local safety profile (as defined above) of our technology at the 12 and 24 month time points; systemic adverse events over the 24-month study; analysis of macroscopic images of injection sites; and analysis of histopathological biopsies taken at the 6, 12, and 24 month time points; and

Secondary endpoint (Efficacy) - difference in hair thickness and hair density between 6 months (Visit 7) and baseline will be calculated using the TrichoScan® procedure.

We received written approval to conduct the study on November 11, 2010 from the Georgian National Bioethics Committee. Biopsies from the 20 patients participating in the TS001-2009 study will be collected during the month of December 2010 and sent to Innovacell Biotechnologie AG in Innsbruck, Austria for processing. The study product will be ready for injection into study participants about mid-February 2011. At this time, participants will not only receive an injection of their replicated cells on one part of the scalp, but will also receive an injection of placebo (cellular transport medium without replicated cells) on the other side of the scalp. This will allow for better assessment of the safety and efficacy of our technology.

We anticipate collecting data from the 6 month time point in early September 2011. This data will allow for analysis of our primary endpoint of the study in the form of an interim analysis. Patients will continue participating in the study through early 2013 when the 24-month visits will be conducted.

The first patient was enrolled into the trial on December 7, 2010. The remaining patients will be enrolled at the end of January 2011, following the Georgian orthodox holiday season.

Regulatory approval for our technology is subject to different regulations for different jurisdictions. Initiating human trials requires different depths and volume of pre-clinical research prior to approval for first-in-man trials. However, common to virtually all jurisdictions, is to demonstrate in humans the safety of the technology. Our first trial has been developed to prove safety first and efficacy second.

Commercial approval will require that safety has been demonstrated. However, commercial sales will only require that we demonstrate efficacy to the public. We will not be required to get approval from private or government insurance plans with respect to pharmacoeconomics, as the product purchase decision is not medical, but rather personal.

Intellectual Property

The success of our company will be highly dependent on the protection of our intellectual property. In 2008, we were granted a patent for our technology in each of Australia and the European Union. We have also applied for patents, which are currently pending, in other global jurisdictions. In addition, we are seeking trademark protection for the name we intend to market our technology under.

Plan of Operations

The sections above contain a broad overview of our plan of operations on a go-forward basis. Between the date of this report and June 30, 2011, we intend to specifically focus on continuing our human trials in Europe and preparing for human trials in Canada. During this time, we will attempt to seek regulatory approval in those areas for our technology. We also intend to continue to focus on obtaining patents for our technology in various international jurisdictions. At the same time, we will be taking steps to implement our branding and marketing strategies discussed above under the heading, “Marketing Strategy”.

We currently have 1 employee. We expect this number to increase to 6 employees by June 2011. These employees will include an individual experienced in commercial autologous cell replications, as well as business development support staff.

We are also contractually obligated, pursuant to the terms of the TrichoScience Agreement, to acquire an additional 1,000,000 common shares of TrichoScience at a price of $1.00 per share, by June 22, 2011. We expect to raise the funds necessary to complete this acquisition through additional debt or equity issuances.

C.           Organizational Structure

We currently are the parent company of two subsidiaries: TrichoScience, of which we own 55.3% of the issued and outstanding common shares, and 583885, of which we own all of the issued and outstanding common shares. TrichoScience is federally incorporated under the Canada Business Corporations Act and 583885 is incorporated under the laws of the Province of British Columbia, Canada.

D.           Property, Plant and Equipment

Our head office is located at Suite 200 – 455 Granville Street Vancouver, British Columbia, Canada. Research and development is being conducted under contract with the University of British Columbia by Dr. Kevin McElwee at the UBC Dermatology facilities in Vancouver and by Prof. Rolf Hoffmann in Germany. We have no current plans to construct or lease dedicated laboratory facilities.

ITEM 4A         Unresolved Staff Comments

Not applicable.

ITEM 5.           Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian GAAP and has not been reconciled to US GAAP.

A.           Operating Results

TrichoScience was incorporated on September 7, 2006 under the provisions of the Canada Business Corporations Act. It is a development stage company that has not yet realized any revenues from its planned operations. TrichoScience was largely inactive until 2009 and is now in the business of the development of a non-surgical hair cell replication technology to cure pattern baldness and general hair loss in both men and women. As stated above, TrichoScience is now a subsidiary of our company. As the shareholders of TrichoScience control more than 50% of the issued and outstanding voting common shares and preferred shares of our company as a result of our acquisition of the applicable shares of TrichoScience, we have determined to treat the acquisition as a reverse acquisition for accounting purposes, with TrichoScience as the acquirer for accounting purposes. As such, the financial information included in this Form 20-F, including the operating results that follow, are that of TrichoScience rather than that of our company prior to the completion of the acquisition of the TrichoScience shares. We do not expect that foreign currency fluctuations will have any material impact on our company.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Our company had no revenue from operations during the six months ended June 30, 2010 or 2009. General and administrative expenses totaled $321,129 for the six months ended June 30, 2010 compared to $11,452 for the six months ended June 30, 2009. The increase in general and administrative expenses was primarily the result of increased legal fees (2010: $37,333, 2009: $9,639), office space rent (2010: $54,246, 2009: $nil), consulting fees (2009: $78,245, 2008: $nil), stock based compensation expenses (2010: $67,489, 2009: $Nil) due to the grant of stock options during the current period (2010: $67,489, 2009: $Nil), travel expenses (2010: $25,307, 2009: $1,551), payroll (2010: $44,472, 2009: $nil) and insurance (2010: $10,629, 2009: $nil). The increase in legal and accounting fees and travel expenses as between the six months ended June 30, 2010 and the six months ended June 30, 2009 was the result of increased operational activities. The increase in consulting fees related to fees paid to personnel experienced in research and development and corporate administration.

During the six months ended June 30, 2010 we incurred costs of $228,344 relating to our clinical trials as compared to $nil in the six months ended June 30, 2009. We also incurred research and development costs of $100,657 in the six months ended June 30, 2010 compared to $nil in the six months ended June 30, 2009. Consulting costs were $35,553 in the six months ended June 30, 2010 as compared to $3,156 in the six months ended June 30, 2009. These increases were all the result of increased operational activities.

We incurred a net loss for the six months ended June 30, 2010 of $685,683 or $0.07 per share on a basic and diluted basis, compared to a net loss of $14,608, or $nil per share on a basic and diluted basis, for the six months ended June 30, 2009. The increased loss was attributable to increased operations.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Our company had no revenue from operations during the years ended December 31, 2009 or 2008. General and administrative expenses totaled $173,999 for the year ended December 31, 2009 compared to $17,380 for the year ended December 31, 2008. The increase in general and administrative expenses was primarily the result of increased legal fees (2009: $51,164, 2008: $12,258), accounting fees (2009: $20,000, 2008: $nil), consulting fees (2009: $78,553, 2008: $nil) and travel expenses (2009: $14,743, 2008: $nil). The increase in legal and accounting fees and travel expenses as between 2008 and 2009 was the result of increased operational activities in 2009. The increase in consulting fees related to fees paid to personnel experienced in research and development and corporate administration.

During the year ended December 31, 2009, we incurred costs of $275,925 relating to our clinical trials as compared to $nil in the year ended December 31, 2008. We also incurred research and development costs of $49,000 and intellectual property costs of $28,186 in 2009, all compared to $nil in 2008. Consulting costs were $30,750 in 2009 as compared to $5,814 in 2008. These increases were all the result of increased operational activities in 2009.

We incurred a net loss for the year ended December 31, 2009 of $557,860, or $0.07 per share on a basic and diluted basis, compared to a net loss of $23,194, or $nil per share on a basic and diluted basis, for the year ended December 31, 2008. The increased loss was solely attributable to the commencement of operations in 2009. Prior to 2009, our company was inactive.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Our company had no revenue from operations during the years ended December 31, 2008 or 2007. General and administrative expenses totaled $17,380 for the year ended December 31, 2008 compared to $28,054 for the year ended December 31, 2007. The decrease in general and administrative expenses between these periods was the result of decreased legal fees in 2008 as compared to 2007.

We did not incur any fees or expenses for clinical trials, research and development, accounting fees, non sales and marketing related consulting fees or travel expenses in either 2008 or 2007.

We incurred a net loss for the year ended December 31, 2008 of $23,194 compared to a net loss of $29,114 for the year ended December 31, 2007. In each of 2008 and 2007, there was no basic or diluted loss or gain per share. The decrease in net loss was primarily attributable to decreased legal fees in 2008, although consulting fees and office rental fees were higher in 2008.

B.           Liquidity and Capital Resources

We had working capital of $537,804 as at December 31, 2009 compared to a working capital deficit of $17,397 as at December 31, 2008.

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008
Net cash used in Operating Activities	$(506,703)	$(40,000)
Net cash used in Investing Activities	(21,690)	-
Net cash provided by Financing Activities	1,132,300	40,000
Increase in Cash during the Year	$603,907	$-
Cash, Beginning of Year	-	-
Cash, End of Year	$603,907	$-

Cash Used in Operating Activities

During the year ended December 31, 2009, we used net cash in operating activities in the amount of $506,703 compared to $40,000 for the year ended December 31, 2008. The cash used in the year was primarily used for consulting fees and other fees paid related to research and development activities as well as for administrative activities and professional fees.

Cash Used in Investing Activities

During the year ended December 31, 2009, the net cash used in investing activities was $21,690 compared to net cash used of $Nil for the same period in 2008. We purchased office furniture and equipment and incurred expenditures related to our website

Cash Provided by Financing Activities

During the year ended December 31, 2009, the net cash provided by financing activities was $1,132,300 compared to $40,000 in 2008. In 2009, we issued a total of 1,142,300 shares for $1 per share and also refunded $10,000 to a subscriber who decided to cancel their subscription. During the year 2008, we received share subscriptions of $40,000, of which $10,000 was refunded to a subscriber during 2009.

We anticipate that we will require a minimum of approximately $1,500,000 to proceed with our plan of operations between now and June 30, 2011. We have no current material commitments for capital expenditures other than our obligation to purchase an aggregate of 2,000,000 common shares of TrichoScience, at a price of $1.00 per share, by December 22, 2011. We expect to raise the funds necessary to fulfill such commitment by private placement equity financings.

We do not currently have sufficient capital resources to fund our plan of operations for the next twelve months, as described in Item 4.B of this Form 20-F. We plan to raise additional capital through the sale of debt or equity securities or through other forms of financing in order to raise the funds necessary to pursue our plan of operations. We currently do not have any arrangements in place for the completion of any financings and there is no assurance that we will be successful in completing any financings. There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are not able to obtain additional financing on a timely basis, we may not be able to pursue our plan of operations or meet our obligations as they come due, and may be forced to scale down, or perhaps even cease, business operations.

Cash on hand is currently our only source of liquidity. We do not have any lending arrangements in place with banking or financial institutions and we do not know whether we will be able to secure such funding arrangements in the near future.

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in the auditor’s report on our annual financial statements for the year ended December 31, 2009, our independent auditors included an explanatory paragraph on their report in respect of there being substantial doubt about our ability to continue as a going concern.

Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office equipment

Office equipment is recorded at cost less accumulated amortization. Our company provides for amortization, once the assets are in use, over their estimated useful lives on the declining balance method at the following rate per year: office furniture and equipment - 20%; and website - 30%. Amortization is taken at half the annual rate in the year of acquisition.

Stock based compensation

We adopted a stock option plan during the six months ended June 30, 2010. In addition, certain of our founders have entered into option agreements with consultants and employees of our company. We account for all grants of options and equity instruments to employees, non-employees and directors by our company and on our behalf in accordance with the fair value method of accounting for stock-based compensation.

Compensation expense for employees is generally amortized using the graded vesting method over the period from the grant date to the date the options or equity instruments vest. Compensation expense for non-employees is recognized immediately for past services and pro-rata for future services over the service provision period. Compensation for non-employees is re-measured at each balance sheet date until the earlier of the vesting date or the date of completion of the service. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

We use the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred unless we believe a development project meets generally accepted accounting criteria for deferral and amortization. Research and development costs include, but are not limited to, contract research costs associated with clinical trials, consulting and regulatory fees, professional fees and licensing fees. As of December 31, 2009, no costs have been capitalized.

Investment tax credits

Investment tax credits are recorded in the fiscal period the qualifying expenditures are incurred provided there is reasonable assurance that the tax credit will be realized. Investment tax credits are accounted for using the cost reduction method, which recognizes the credits as a reduction of the cost of the related assets or expenditures. There were no investment tax credits recognized during the years covered by the financial statements included in this Form 20-F.

Foreign currency translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the time of such transactions. Foreign currency denominated monetary assets and liabilities are translated at current rates at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the net income or loss from operations.

Recent Accounting Pronouncements in Canada

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for our business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. These standards are not expected to have an impact on our financial statements.

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2010 will require the restatement for comparative purposes of amounts reported by us for the year ended December 31, 2010. Adoption of IFRS as Canadian GAAP will require us to make certain accounting policy choices and could materially impact our reported financial position and results of operations.

Changes in Account Policies, including Initial Adoption

International Financial Reporting Standards

In 2006, the AcSB ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with IFRS as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. We will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011.

Canadian GAAP will be fully converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by the AcSB and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS.

The International Accounting Standards Board currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS, and, as a result, IFRS as at the transition date is expected to differ from its current form.

The eventual changeover to IFRS represents changes due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations.

We have not completed development of our IFRS changeover plan, which will include project structure and governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential IFRS 1 exemptions. We are working on our IFRS conversion program and accounting policies in accordance with IFRS have been prepared. We are continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on our future financial position and results of operations is not reasonably determinable or estimable. Further, we anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of this disclosure required and any necessary systems changes to gather and process the information.

C.           Research and Development, Patents and Licenses etc.

We incurred research and development costs of $77,186, $nil and $nil in 2009, 2008 and 2007, respectively and clinical development costs of $275,925, $nil and $nil, in 2009, 2008 and 2007, respectively. Our research currently focuses on the development of our non-surgical hair cell replication technology. In 2008, we were granted a patent for our technology in each of Australia and the European Union. Patents in other global jurisdictions, including Canada, Japan and the United States, have been applied for and are pending. We will continue to conduct our research and development activities through contracts with the University of British Columbia, Tricholog GmbH, Pharmalog Institute fur klniische Forschung GmbH, and other research institutions and commercial entities when needed.

D.           Trend Information

As we have just implemented a new business plan, we do not currently know of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.           Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.           Contractual Obligations

In a sublease dated August 3, 2010, Berkeley Resources agreed to sublet a 2,000 square foot portion of the second floor of 455 Granville Street, Vancouver, B.C. to TrichoScience. The sublease is for a term of two years, beginning August 3, 2010, with rent of $3,000 per month, plus applicable sales tax, payable to Berkeley.

We had no contractual obligations as of December 31, 2009 or as of the date of this Form 20-F.

G.           Safe Harbor

Not applicable.

ITEM 6.           Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets out our directors, members of our administrative, supervisory and management bodies, and founders. As a result of the acquisition of the shares of TrichoScience and 583885, we agreed to appoint certain of the persons set forth in the following table, with the exception of Brent Petterson who was a director and officer of our company prior to the closing of those transactions, as directors and officers of our company. There are no family relationships between any of the directors, officers or founders of our company.

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
David Hall(1)	President and Director	57	December 22, 2010
Brent Petterson	Chief Financial Officer	49	February 15, 2008
Matt Wayrynen(1)	Founder, Vice President of Corporate Development and Director	49	December 22, 2010
Dr. Rolf Hoffmann	Chief Medical Officer and Director	49	December 22, 2010
Peter Jensen(1)	Chairman of the Board and Director	58	December 22, 2010
Pamela Lynch	Corporate Secretary	38	December 22, 2010
Dr. Jerry Shapiro	Founder	56	N/A
Dr. David McLean	Founder	63	N/A
Dr. Harvey Lui	Founder	49	N/A
Dr. Kevin McElwee	Founder	41	N/A

(1) Member of the audit committee.

David Hall – President and Director

Mr. Hall is presently a consultant to the Life Sciences industry. From 1994 through 2008, Mr. Hall served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. (“Angiotech”). He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC and currently serves as a Director of the International Finance Centre. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a member of the University of British Columbia's Tech Equity Investment Committee and is a director and Chairman of the Audit Committee of GLG Lifetech Corporation.

Brent Petterson – Chief Financial Officer and Director

Mr. Petterson has been a certified general accountant from 1989 to the present. He has extensive experience in financial reporting matters associated with public companies. He is currently on the board of directors of Garibaldi Resources Corp., a public mineral exploration company with its shares listed on the TSX Venture Exchange.

Matt Wayrynen – Vice President of Corporate Development and Director

Mr. Wayrynen has extensive experience in venture capital management, startup financing and mergers and acquisitions. Most recently he served as an executive director of Quinto Mining and was active in the sale of that company to Consolidated Thompson Iron Mines Ltd. in 2008.

Prof. Rolf Hoffmann, MD – Chief Medical Officer and Director

Dr. Hoffmann is a top European researcher who spent decades researching in the fields of pattern hair loss, alopecia areata, endocrinology of the hair follicle and hair follicle morphogenesis. Together with Dr. McElwee, he is the applicant of a landmark patent on the use of hair follicle cup cells and their use in hair diseases. He is working clinically in his private practice, as a teaching professor in the Department of Dermatology for Marburg University as well as histopathogically on hair diseases, where he has published chapters in text books. Dr. Hoffmann has participated in dozens of clinical hair studies and consulted for a variety of large companies on hair matters. He is the inventor of TrichScan, the world’s first GCP – approved technique to measure hair growth. Since then he has run a successful privately owned company to market the device for dermatologists and to offer it as a service for clinical trials.

Peter Jensen – Chairman of the Board and Director

Mr. Peter K. Jensen holds a Bachelor of Science and two Law degrees from McGill University. Prior to his law degrees he was engaged in diabetes research and medical clinic management. In 1981, he commenced the practice of law in the corporate and securities fields in British Columbia. Mr. Jensen has a wide range of legal counseling experience internationally and has a depth of experience in trans-border transactions. Mr. Jensen has been and is a director of a number of private and publicly traded companies and has assisted in the raising of finance for these companies in Canada, the United States, Europe and Asia.

Pamela Lynch – Corporate Secretary

Ms. Pamela A. Lynch is a Certified Management Accountant (BC). Ms. Lynch has ten years of experience providing management consulting services to small, publicly listed companies in Canada. Most recently she has served as Chief Financial Officer and Corporate Secretary to several companies listed on the TSX Venture Exchange. Ms. Lynch holds the position of Corporate Secretary with TrichoScience. Ms. Lynch currently holds the following positions with public companies other than our company: Chief Financial Officer and Corporate Secretary of Cresval Capital Corp, a company listed on the TSX Venture Exchange; Corporate Secretary of Mill Bay Ventures Inc., a company listed on the TSX Venture Exchange; Chief Financial Officer and Corporate Secretary of Golden Odyssey Mining Inc., a company listed on the TSX Venture Exchange; Chief Financial Officer and Corporate Secretary of Berkley Resources Inc., a company currently listed on the Canadian National Stock Exchange; and Treasurer and Corporate Secretary of American Uranium Corporation., a corporation currently quoted on the Over-The-Counter Bulletin Board.

Dr. Jerry Shapiro, MD, FRCPC – Founder

Dr. Shapiro is one of the most experienced hair dermatologists in the world and has specialized in hair disorders for the past 22 years. He holds dual academic appointments as Clinical Professor and Adjunct Professor at both the University of British Columbia and New York University School of Medicine in New York City. In 1986, he founded and became a director of the University of British Columbia’s Hair Clinic. He has been a visiting professor in universities internationally and has authored and co-authored numerous publications on hair biology and hair diseases, including authoring the textbook, “Hair Loss: Principles of Diagnosis and Management of Alopecia”, published in 2002.

Dr. David McLean MD, FRCPC – Founder

Dr. McLean is a Professor of Dermatology and the former Head of Dermatology at the University of British Columbia. He also serves as the Secretary-General of the International League of Dermatologic Societies and is on active staff at the British Columbia Cancer Agency, where he heads up Cancer Prevention. Dr. McLean has contributed to numerous start-up companies in his career and holds six US patents.

Dr. Harvey Lui, MD, FRCPC – Founder

Dr. Lui is the Medical Director of the Vancouver General Hospital Skin Care Centre, the largest medical facility in Canada devoted to dermatology. He is also the head of the Department of Dermatology and Skin Science at the University of British Columbia, which is the first and only academic dermatology department in Canada. After receiving his Bachelor of Science, Medical Degree, and Dermatology specialization from the University of British Columbia, Dr. Lui was a Clinical Fellow at the Massachusetts General Hospital, Harvard Medical School. Dr. Lui is a member of the American Board of Dermatology and the American Society for Laser Medicine and Surgery. Along with his duties at The Skin Care Centre and the University of British Columbia, he is also on staff at the BC Cancer Agency and the BC Children’s Hospital.

Dr. Kevin McElwee, Ph.D. – Founder

Dr. McElwee has been an Associate Professor at the University of British Columbia since 2004, where he focuses on the diverse roles of the hair follicle in cutaneous disease and tissue regeneration. Dr. McElwee has over 50 peer reviewed publications in professional scientific and medical journals and has authored more than ten chapters in academic books on hair biology and immunology. Prior to joining the University of British Columbia, Dr. McElwee was a senior scientist at Phillipps University of Marburg in Germany and a Postdoctoral Fellow at The Jackson Laboratory in Bar Harbor, Maine. Dr. McElwee holds a Ph.D. in Cell Biology from the University of Dundee, Scotland, and a B.Sc. Hons. in Cell and Immunobiology – Zoology from the University of Aberdeen, Scotland.

B.           Compensation

The following table sets out the compensation provided to our directors, officers, founders and members of our administrative, supervisory and management bodies for performance of their duties during the fiscal year ended December 31, 2009:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
David Hall(1) President and Director	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Matt Wayrynen(2) VP of Corporate Development and Director	2009	Nil	Nil	Nil	Nil	Nil	Nil	36,300(4)	36,300(4)
Dr. Rolf Hoffmann(2) Chief Medical Officer and Director	2009	Nil	Nil	Nil	Nil	Nil	Nil	24,000	24,000
Peter Jensen(2) Chairmen and Director	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Pamela Lynch Corporate Secretary	2009	Nil	Nil	Nil	Nil	Nil	Nil	15,024	15,024
Brent Petterson(3) Chief Financial Officer	2009	Nil	Nil	Nil	Nil	Nil	Nil	33,000(5)	33,000(5)
Dr. Jerry Shapiro(2) Founder and former Director	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Harvey Lui Founder	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dr. David McLean(2) Founder and former Director	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Kevin McElwee Founder	2009	Nil	Nil	Nil	Nil	Nil	Nil	25,000	25,000

(1)

Mr. Hall was appointed as president and director of our company on December 22, 2010 in connection with the closing of the TrichoScience Agreement. Prior to that date, he did not serve as a director or officer of TrichoScience.

(2)	Served as a director of TrichoScience in the year ended December 31, 2009.
(3)

Mr. Petterson also served as a director of our company during the fiscal year ended December 31, 2009. He resigned as a director at the closing of the TrichoScience Agreement but continues to serve as our chief financial officer.

(4)	Wear Wolfin Designs, a company controlled by Mr. Wayrynen, received $36,300 from TrichoScience during the fiscal year ended December 31, 2009.
(5)	MBP Management Ltd., a company controlled by Mr. Petterson, received $33,000 from our company during the fiscal year ended December 31, 2009.

Pension, Retirement or Similar Benefits

We do not provide pension, retirement or similar benefits to directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2009 to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

C.           Board practices

David Hall, Peter Jensen, Matt Wayrynen, Pamela Lynch and Rolf Hoffmann were appointed as our directors and/or officers pursuant to the terms of the TrichoScience Agreement on December 22, 2010. Our directors are re-elected at the annual general meeting of our shareholders and our officers are re-appointed by our board of directors at a directors’ meeting following the annual general meeting. Each of our current directors and officers will hold their respective office until their successor is elected or appointed, unless such office is earlier vacated under any of the relevant provisions of our by-laws or the Business Corporations Act (Ontario).

Service Contracts

The service contracts and consulting agreements which TrichoScience has entered into during the last two years are set out below. All references to “we”, “us” or “our” in the descriptions of the agreements below refer to TrichoScience:

Darrell Panich – Employment Agreement

Under the terms of his employment agreement, Mr. Panich assumes the title and duties of Vice President, Clinical Affairs. Mr. Panich’s term of employment began March 15, 2010 at a base salary of $125,000 per annum, subject to a salary review every six months. Mr. Panich will be eligible to receive a bonus of up to 20 percent of his base salary, beginning one year from the start of his employment and was entitled to receive certain options. If Mr. Panich is terminated without cause, TrichoScience must pay him three months base salary if he has been employed for three years or less, or four months base salary if he has been employed for longer than this time. His employment agreement includes a six month non-competition clause. Mr. Panich and TrichoScience have also entered into a change of control agreement which provides for compensation payable to Mr. Panich if his employment is terminated, other than for cause, within twelve months of a change of control of TrichoScience, as defined in such agreement. Mr. Panich agrees to accept this compensation in full satisfaction of claims against TrichoScience. Compensation payable to Mr. Panich under this agreement includes the following items:

1.	base salary and benefits due to Mr. Panich under the Employment Agreement in case of termination other than for cause; and

2.

all incentives, stock options or founders shares granted to Mr. Panich by TrichoScience under any stock option agreement or shareholder agreement outstanding at the time of termination of his employment, which incentive stock options or founder shares have not yet vested, will immediately vest and will be fully exercisable.

Consulting Agreement: Tiffany Lytle Carmen Consulting

Under this consulting agreement, Tiffany Carmen Consulting Inc. (“Lytle”) agreed to provide administration services to TrichoScience in exchange for payment of $4,000 per month plus aggregate costs not in excess of $5,000. The initial term of this agreement is from November 1, 2009 until December 31, 2010 and may be renewed by the parties for periods of one year. This agreement includes terms providing for the assignment of any intellectual property by Lytle to TrichoScience and confidentiality provisions.

Consulting Agreement: Dove Communications

Under this consulting agreement, Dove Communications Inc. (“Dove”) agreed to provide services in the area of investor communications to TrichoScience in exchange for payment at a rate of $80 per hour and reasonable expenses. This agreement is for a term beginning February 22, 2010 until March 1, 2012 and may be extended for periods of one year. This agreement includes terms providing for the assignment of any intellectual property by Dove to TrichoScience and confidentiality provisions.

Consulting Agreement: Rolf Hoffmann

Under this consulting agreement, Rolf Hoffmann (“Hoffmann”) agreed to provide consulting services in the area of hair stem cells to TrichoScience in exchange for payment of $6,000 per month plus aggregate costs not in excess of $5,000 over the term. This agreement is for a term beginning September 1, 2009 until August 31, 2012 and may be renewed by the parties for additional terms of one year. This agreement includes terms providing for the assignment of any intellectual property by Hoffmann to TrichoScience and confidentiality provisions.

Consulting Agreement: Pacifica Business Management

Under this consulting agreement, Pamela Lynch dba Pacifica Business Management Solutions Ltd. (“Lynch”) agreed to provide consulting services in the area of accounting to TrichoScience in exchange for payment of $2,750 per month plus aggregate costs not in excess of $500. This agreement is for a term beginning January 1, 2010 until December 31, 2010 and may be renewed by the parties for additional terms of one year. This agreement includes terms providing for the assignment of any intellectual property by Lynch to Trichoscience and confidentiality provisions.

Consulting Agreement: Matt Wayrynen

Under this consulting agreement, Matthew Wayrynen (“Wayrynen”) agreed to provide consulting services in the area of corporate business development to TrichoScience in exchange for $6,000 per month plus reasonable expenses not in excess of $50,000 during the term of the agreement. This agreement is for a term beginning September 1, 2009 until August 31, 2012, and may be renewed by the parties for additional terms of one year. This agreement includes terms providing for the assignment of any intellectual property by Wayrynen to TrichoScience and confidentiality provisions.

Consulting Agreement: Kevin John McElwee

Under this consulting agreement, Kevin John McElwee (“McElwee”) agreed to provide consulting services in the area of hair biology and related topics to TrichoScience in exchange for payment at a rate of $250 per hour plus reasonable expenses not in excess of $5,000 during the term of the agreement. This agreement is for a term beginning September 1, 2009 until December 1, 2010 and may be renewed by the parties for additional terms of one year. This agreement includes terms providing for the assignment of any intellectual property by McElwee to TrichoScience and confidentiality provisions.

Audit Committee

Our audit committee is comprised of Matt Wayrynen, David Hall and Peter Jensen. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review, following which the report of the audit committee on the financial statements is submitted to the board of directors.

Remuneration Committee

We do not have a standing remuneration committee but our entire board of directors acts as our compensation committee. We do not believe it is necessary to have a standing remuneration committee because we believe that the functions of such a committee can be adequately performed by our board of directors.

D.           Employees

As of December 31, 2009, we did not have any full time employees. All functions were undertaken via consulting agreements with certain individuals as described above under the heading “Service Contracts”.

E.           Share Ownership

As of December 22, 2010, we have 27,053,957 common shares, no Class A preferred shares, 5,577,581 Class B preferred shares and 7,577,581 Class C preferred shares issued and outstanding. Our Class A preferred shares are not entitled to vote at a meeting of our shareholders. All of our common shares, Class B preferred shares and Class C preferred shares are entitled to one vote per share at meetings of our shareholders. Of these, our directors, officers, founders and members of our administrative, supervisory and management bodies beneficially own, directly or indirectly, the following shares:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)	Number of Class “B” Shares	Percentage of Class “B” Shares(3)	Number of Class “C” Shares	Percentage of Class “C” Shares(4)
David Hall President and Director	2,400,000(5)	8.9%	-	-	-	-
Matt Wayrynen VP of Corporate Development and Director	2,360,759	8.7%	1,055,379	18.9%	1,055,379	13.9%
Dr. Rolf Hoffmann Chief Medical Officer and Director	2,805,129	10.4%	1,277,564	22.9%	1,277,564	16.9%
Peter Jensen Chairmen and Director	250,000*	-	-	-	-	-
Pamela Lynch Corporate Secretary	-	-	-	-	-	-
Brent Petterson CFO and Director	120,000	0.4%	-	-	-	-
Dr. Jerry Shapiro Founder	2,332,944	8.6%	1,166,472	20.9%	1,166,472	15.4%
Dr. Harvey Lui Founder	888,741	3.3%	444,370	8.0%	444,370	5.9%
Dr. David McLean Founder	1,138,741	4.2%	444,370	8.0%	444,370	5.9%
Dr. Kevin McElwee Founder	2,332,944	8.6%	1,166,472	20.9%	1,166,472	15.4%

*        Less than 1%.

(1)	Does not include options to acquire common shares of our company held by the persons set forth in the table, as none of such options are exercisable within the next 60 days.
(2)

Based on 27,053,957 common shares issued and outstanding as of December 22, 2010. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(3)	Based on 5,577,581 Class B preferred shares issued and outstanding as of December 22, 2010.
(4)	Based on 7,577,581 Class C preferred shares issued and outstanding as of December 22, 2010.
(5)	Does not include 1,000,000 common shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

Pursuant to the terms of the TrichoScience Agreement, all shareholders of TrichoScience who did not tender their shares of TrichoScience to our company at the Closing, may, until 18 months from the Closing, elect to exchange their TrichoScience shares for common, Class B and Class C shares of our company at the same exchange ratio as that used in connection with the Closing. If all of the TrichoScience shareholders, including those who tendered their TrichoScience shares at the Closing, exchange their TrichoScience shares for shares of our company within such 18 month period, we will have issued a total of 22,000,000 common shares, 11,000,000 Class B shares and 11,000,000 Class C shares to the former shareholders of TrichoScience, and TrichoScience will be a wholly-owned subsidiary of our company. If all of the TrichoScience shares are exchanged prior to the 18 month deadline, the share ownership of the persons set forth in the table above will be as follows:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)	Number of Class “B” Shares	Percentage of Class “B” Shares(3)	Number of Class “C” Shares	Percentage of Class “C” Shares(4)
David Hall President and Director	2,400,000(5)	6.3%	-	-	-	-
Matt Wayrynen VP of Corporate Development and Director	3,738,857	9.9%	1,744,429	15.9%	1,744,429	13.4%
Dr. Rolf Hoffmann Chief Medical Officer and Director	4,473,354	11.8%	2,111,677	19.2%	2,111,677	16.2%
Peter Jensen Chairmen and Director	250,000*	-	-	-	-	-
Pamela Lynch Corporate Secretary	-	-	-	-	-	-
Brent Petterson CFO and Director	120,000	0.3%	-	-	-	-
Dr. Jerry Shapiro Founder	3,856,106	10.2%	1,928,053	17.5%	1,928,053	14.8%
Dr. Harvey Lui Founder	1,468,993	3.9%	734,496	6.7%	734,496	5.6%
Dr. David McLean Founder	1,718,993	4.5%	734,496	6.7%	734,496	5.6%
Dr. Kevin McElwee Founder	3,856,106	10.2%	1,928,053	17.5%	1,928,053	14.8%

*        Less than 1%.

(1)	Does not include options to acquire common shares of our company held by the persons set forth in the table, as none of such options are exercisable within the next 60 days.
(2)

Based on 37,898,795 common shares issued and outstanding assuming the exchange of all common shares of TrichoScience into common, Class B and Class C shares of Newcastle. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(3)	Based on 11,000,000 Class B shares issued and outstanding assuming the exchange of all common shares of TrichoScience into common, Class B and Class C shares of Newcastle.
(4)	Based on 13,000,000 Class C shares issued and outstanding assuming the exchange of all common shares of TrichoScience into common, Class B and Class C shares of Newcastle.
(5)	Does not include 1,000,000 common shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

Stock Option Plan

In connection with the Closing, our board of directors approved the adoption of the 2010 Stock Option Plan, subject the ratification of same by the company’s shareholders at a meeting of the shareholders to be held on January 5, 2010. The 2010 Stock Option Plan provides for the grant of incentive stock options to purchase our common shares to our directors, officers, employees and consultants. The Plan will be administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under the stock option plan is 10% of the issued and outstanding common shares of our company’s stock on the date of issue. Each option, upon its exercise, entitles the grantee to one common share. The exercise price of common shares subject to an option will be determined by the board of directors at the time of grant. Stock options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option or such lesser periods as may be determined by our board of directors. Incentive stock options granted to shareholders holding greater than 10% of our common shares have an exercise period of a maximum of 5 years.

The following directors, officers, founders and members of our administrative, supervisory and management bodies have been granted options to acquire common shares of our company in the amounts and on the terms set forth below:

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
Matt Wayrynen Vice President of Corporate Development and Director	450,000	December 22, 2010	$0.50	July 13, 2017
Dr. Rolf Hoffmann, MD Chief Medical Officer and Director	450,000	December 22, 2010	$0.50	July 13, 2017
Peter Jensen Chairmen and Director.	65,000	December 22, 2010	$0.50	July 13, 2017
Dr. Kevin McElwee Founder	450,000	December 22, 2010	$0.50	July 13, 2017

ITEM 7.           Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth persons known to us to be the beneficial owner of more than five percent (5%) of each class of our shares issued and outstanding as of December 22, 2010. All of these persons acquired their shares of our company in connection with the closing of the TrichoScience Agreement and the 583885 Agreement. Prior to that time, we had no shareholders who were beneficial owners of more than five percent (5%) of our outstanding shares:

Name	Number of Common Shares	Percentage of Common Shares(1)	Number of Class “B” Preferred Shares	Percentage of Class “B” Preferred Shares (2)	Number of Class “C” Preferred Shares	Percentage of Class “C” Preferred Shares (3)
Dr. Jerry Shapiro	2,332,944	8.6%	1,166,472	20.9%	1,166,472	15.4%
Dr. Rolf Hoffmann	2,805,129	10.4%	1,277,564	22.9%	1,277,564	16.9%
Kevin McElwee	2,332,944	8.6%	1,166,472	20.9%	1,666,472	15.4%
Matt Wayrynen	2,360,759	8.7%	1,055,379	18.9%	1,055,379	13.9%
David Hall	2,400,000(4)	8.9%	-	-	-	-

(1)

Based on 27,053,957 common shares issued and outstanding as of December 22, 2010. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)	Based on 5,577,581 Class B preferred shares issued and outstanding as of December 22, 2010.
(3)	Based on 7,577,581 Class C preferred shares issued and outstanding as of December 22, 2010.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our company’s shareholder meetings.

The following table sets forth the number of our issued and outstanding common shares, Class B preferred shares and Class C preferred shares that are held by record holders in the United States:

Class	Number of Shareholders	Total Shares Held
Common Shares	12	968,499
Percentage of Common Shares	8%	3.6%(1)
Class B Preferred Shares	-	-
Percentage of Class B Preferred Shares	-	-
Class C Preferred Shares	-	-
Percentage of Class C Preferred Shares	-	-

(1) Based on 27,053,957 common shares issued and outstanding as of December 22, 2010.

To our knowledge we are not directly or indirectly owned or controlled by another company, a foreign government or any other natural or legal person, severally or jointly.

The closing of the TrichoScience Agreement and the 583885 Agreement resulted in a change of control of our company. To our knowledge, there are no other arrangements the operation of which may, at a subsequent date, result in a change in the control of our company.

B.           Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2007 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals’ families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence:

On September 14, 2007, we entered into an assignment agreement with Tricholog GmbH of in den Eschmatten 24, DE-79117 Freiburg, Germany (“Tricholog”). Under the assignment agreement, Tricholog agreed to assign the rights to clinical data and results from a hair cell research project to our company. In consideration, we agreed to fund the research project by paying Tricholog €290,000 in two installments. The first installment of €140,000 was required to be paid within fourteen days of the effective date of the assignment agreement or upon our company receiving notice of certain transfers of documents from Tricholog, whichever came later. The second Installment of €150,000 was required to be paid within 14 days of the effective date of the assignment agreement or upon our company receiving notice that the clinical study had been completed, whichever came later.

ITEM 8.           Financial Information

A.           Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP. In this Form 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Financial statements included with this shell company report are listed below:

1.	Audited Annual Financial Statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007:

	(a)	Report of Independent Registered Public Accounting Firm, BDO Canada LLP, dated December 22, 2010

	(b)	Comments by Independent Registered Public Accounting Firm, BDO Canada LLP, dated December 22, 2010 on Canada – United States of America Reporting Differences;

	(c)	Balance Sheets as at December 31, 2009 and 2008;

	(d)	Statements of Operations, Comprehensive Loss and Deficit for the years ended December 31, 2009, 2008 and 2007;

	(e)	Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007; and

	(f)	Notes to Financial Statements.

2.	Unaudited Interim Financial Statements as at and for the six month periods ended June 30, 2010 and 2009:

	(a)	Balance Sheets as at June 30, 2010 and 2009;

	(b)	Statements of Operations, Comprehensive Loss and Deficit for the six month periods ended June 30, 2010 and 2009;

	(c)	Statements of Cash Flows for the six month periods ended June 30, 2010 and 2009; and

	(d)	Notes to Unaudited Interim Financial Statements.

3.	Unaudited Pro Forma Financial Statements as at and for the six month period ended June 30, 2010:

	(a)	Unaudited Pro Forma Consolidated Balance Sheet as at June 30, 2010;

	(b)	Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2010;

	(c)	Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2009; and

	(d)	Notes to the Unaudited Pro Forma Consolidated Financial Statements.

The audited financial statements for the years ended December 31, 2009, 2008 and 2007 and the unaudited financial statements for the interim period ended June 30, 2010 and 2009 can be found under “Item 17. Financial Statements”.

Legal Proceedings

The audited financial statements for the years ended December 31, 2009, 2008 and 2007, the unaudited financial statements for the interim period ended June 30, 2010 and 2009 and the pro forma financial statements can be found under “Item 17. Financial Statements”.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B.           Significant Changes

Other than the closing of the TrichoScience Agreement and the 583885 Agreement, each as described under the heading “Item 4. Information on Newcastle Resources Ltd. – History and Development of Newcastle Resources Ltd. – Ceasing to be a Shell Company”, there have been no significant changes that have occurred since June 30, 2010.

ITEM 9.           The Offer and Listing

A.           Offer and Listing Details

Price History

Our common shares, which are shares without par value, began trading on the OTC Bulletin Board on April 16, 2004 under the symbol “TRIVF”. On June 2, 2004, our symbol changed from “TRIVF” to “PNAMF”. On November 28, 2008, our symbol changed from “PNAMF” to “NCSLF” and our CUSIP number changed to 65106H 10 8.

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

OTC Bulletin Board
Annual Highs and Lows	High (U.S.$)	Low (U.S.$)
2005	0.62	0.10
2006	0.99	0.12
2007	0.23	0.02
2008(1)	0.15	0.001
2009	2.00	0.10

(1)

On November 10, 2008, our issued and unissued shares of common stock were consolidated on the basis of one (1) share for every (30) shares of common stock and our name was changed to Newcastle Resources Ltd. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008 at which time our trading symbol was changed to “NCSLF”.

The high and low market prices for our common shares for each full fiscal quarter for the two most recent full fiscal years and subsequent periods on the OTC Bulletin Board were as follows:

OTC Bulletin Board
Quarterly Highs and Lows	High (U.S.$)	Low (U.S.$)
2008
First Quarter	0.07	0.02

OTC Bulletin Board
Quarterly Highs and Lows	High (U.S.$)	Low (U.S.$)
Second Quarter	0.15	0.03
Third Quarter	0.11	0.013
Fourth Quarter(1)	0.04	0.001
2009
First Quarter	0.89	0.16
Second Quarter	0.15	0.11
Third Quarter	2.00	0.15
Fourth Quarter	0.15	0.10
2010
First Quarter	0.13	0.02
Second Quarter	1.45	0.17
Third Quarter	0.28	0.20

(1)

On November 10, 2008, our issued and unissued shares of common stock were consolidated on the basis of one (1) share for every (30) shares of common stock and our name was changed to Newcastle Resources Ltd. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008 at which time our trading symbol was changed to “NCSLF”.

The high and low market prices of our common shares for each of the most recent six months on the OTC Bulletin Board were as follows:

OTC Bulletin Board
2010 Monthly Highs and Lows	High (U.S.$)	Low (U.S.$)
May	0.17	0.16
June	1.45	0.17
July	0.26	0.20
August	0.28	0.20
September	0.25	0.25
October	0.25	0.25

The trading price and volume of our company’s common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. Because our common shares are only sporadically traded on the OTC Bulletin Board, and are not traded in any other markets, shareholders may find it difficult to liquidate their shares, or purchase new shares, at certain times.

All of our common shares are issued in registered form. The transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.661.0271; Facsimile: 604.661.9549) .

At the Closing, the TrichoScience shareholders who received shares of our company in connection with the Closing deposited such shares with a trustee pursuant to the terms of a pooling agreement entered into with our company and the trustee. Such shares will be subject to a timed release schedule under which 15% of such shares will be released on the first day of each of our fiscal quarters occurring after the first anniversary of the Closing. In addition, certain shareholders of 583885 who were issued an aggregate of 3,400,000 shares of our company in connection with the closing of the 583885 Agreement deposited such shares with an escrow agent pursuant to the terms of an escrow agreement entered into with our company and the escrow agent. These shares will be released upon the occurrence of certain milestones as set out in the escrow agreement. These shares may not be traded until they are released from escrow or cease to become subject to the terms of the pooling agreement.

These shares will be released upon the occurrence of certain milestones as set out in the escrow agreement. These shares may not be traded until they are released from escrow or cease to become subject to the terms of the pooling agreement.

B.           Plan of Distribution

Not applicable.

C.           Markets

Our common shares are quoted on the OTC Bulletin Board (as they have been quoted since April 16, 2004). Our symbol is “NCSLF” and our CUSIP number is 65106H 10 8. Our shares are not currently listed for trading on any other market or quotation system.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.         Additional Information

A.           Share Capital

As of June 30, 2010, our authorized capital consisted of an unlimited number of common shares without par value and an unlimited number of Class A non-voting, convertible, redeemable, non-cumulative 6% preference shares without par value. Pursuant to the terms of the TrichoScience Agreement, on December 21, 2010, our board of directors authorized a change to our authorized share capital to approve the issuance of an unlimited number of Class B preferred shares and Class C preferred shares, each having no par value, which was approved by a special resolution of our shareholders. Neither our company nor any of our subsidiaries holds shares of our company.

The following is a summary of the changes to our share capital over the last three fiscal years to the latest practicable date prior to this shell company report. All shares are fully paid. More than 10% of our capital has been paid for with assets other than cash within the past five years, due to issuance of shares pursuant to the TrichoScience Agreement and the 583885 Agreement, as shown below:

Balance	Number of Common Shares(1)	Number of Class A Preference Shares(2)	Number of Class B Preference Shares(3)	Number of Class C Preference Shares(4)	Amount of Capital
Balance as at December 31, 2007	1,258,797	-	-	-	$8,827,569
Balance as at December 31, 2008	1,258,797	-	-	-	$8,827,569
Balance as at December 31, 2009	1,258,797	-	-	-	$8,827,569
Issued in connection with the TrichoScience Agreement in exchange for the TrichoScience shares	11,155,162	-	5,577,581	5,577,581	$320,919
Issued in connection with the 583885 Agreement in exchange for all of the shares of 583885	4,400,000	-	-	-	$925,000
2,000,000 Class C shares at US$0.0001 per share for proceeds of US$200	-	-	-	2,000,000	$200
9,000,000 common shares at US$0.05 per share for proceeds of US$450,000	9,000,000	-			$509,880
1,240,000 common shares at US$0.50 per share for proceeds of US$620,000	1,240,000	-	-	-	$620,000
Adjustment of our share capital	-	-	-	-	$(9,337,449)
Adjustment for TrichoScience’s share capital	-	-	-	-	$1,184,800
TrichoScience Private Placement	-	-	-	-	$400,000
Balance as at December 22, 2010	27,053,957	-	5,577,581	7,577,581	$3,450,719

The following table lists the outstanding options to acquire common shares of our company which were issued in connection with the closing of the TrichoScience Agreement on December 22, 2010:

Name	No. of Shares(1)	Date of Grant	Exercise Price	Expiration Date
Matt Wayrynen	450,000	December 22, 2010	$0.50	July 13, 2017
Dr. Rolf Hoffmann	450,000	December 22, 2010	$0.50	July 13, 2017
Peter Jensen	65,000	December 22, 2010	$0.50	July 13, 2017
Kevin McElwee	450,000	December 22, 2010	$0.50	July 13, 2017
Erich Mohr	50,000	December 22, 2010	$0.50	July 13, 2017
Andreas Finner	20,000	December 22, 2010	$0.50	July 13, 2017
Total	1,485,000

(1) None of these options will vest until December 22, 2011.

Prior to the Closing, Jerry Shapiro and Harvey Lui (collectively, the “Founder Optionors”) granted a total of 1,211,000 options to acquire common shares of TrichoScience (the “Founder’s Options”) to certain optionees (the “Founder Optionees”). At the Closing, each of the Founder Optionors entered into agreements with the respective Founder Optionees, pursuant to which the Founder Optionees agreed to accept shares of our company in place of shares of TrichoScience.

B.           Memorandum and Articles of Association

We are incorporated under the laws of the Province of Ontario, Canada and were assigned incorporation number 202728. There are no restrictions on the objects or powers of our company.

Our Board of Directors

The by-laws of our company allow our directors to, without the authorization of our shareholders, take the following actions: borrow money upon credit of our company; issue, reissue, sell or pledge bonds, debentures, notes or other similar obligations; and charge, mortgage hypothecate, pledge or otherwise create a security interest in all or any of our currently owned or subsequently acquired real or personal property.

Our company’s by-laws state that a director of our company need not be a shareholder of our company.

Under our company’s by-laws, a director or officer who is party to, or who is a director or officer of, or who has a material interest in any person who is a party to, a material contract or proposed material contract with our company, shall disclose the nature and extent of his interest. Any such contract or proposed contract shall be referred to the board of directors or shareholders of our company for approval even if such contract is one that, in the ordinary course of our business would not require approval by our board of directors or shareholders, and a director interested in a contract so referred to our board of directors shall not vote on any resolution to approve the same unless the material contract or transaction is:

(a)	an arrangement by way of security for money lent to or obligations undertaken by him for the benefit of our company or an affiliate of our company;

(b)	one relating primarily to his remuneration as a director, officer, employee or agent of our company or an affiliate of our company;

(c)	one for indemnity or insurance; or

(d)	one with an affiliate of our company.

Notwithstanding the foregoing provisions on voting by such a director, he may be present at and counted to determine the presence of a quorum of directors.

Our Authorized Share Capital

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preference shares without par value. Our preference shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

Our Common Shares

Holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our company’s board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

Our Class A Preferred Shares

Our Class A preferred shares are shares without par value. Holders of our Class A preferred shares (the “Class A Shareholders”) are not entitled to vote at any meetings of shareholders of our company but are entitled to notice of meetings of shareholders of our company called for the purpose of authorizing the dissolution of our company or the sale of substantially all the assets of our company.

The Class A Shareholders are entitled, out of any or all profits or surplus available for dividends, to non-cumulative dividends at the rate of 6% per annum but our Class A Shareholders are not entitled to any further dividends.

The Class A Preferred Shareholders are entitled to share equally with holders of common shares of our company upon distribution of any part of the assets of our company.

Our company may redeem Class A preferred shares at any time, subject to the rights, conditions, restrictions limitations or prohibitions attached to the Class A preferred shares.

In order for the rights attached to our Class A preferred shares to be modified or for preference shares ranking in priority to our Class A preferred shares to be created, a 2/3 vote of the votes cast at a meeting of the Class A Shareholders is necessary.

Our Class B Preferred Shares

Holders of our Class B preferred shares (the “Class B Shareholders”) are entitled to receive notice of and to attend all general meetings of our shareholders and have the right to vote, either in person or by proxy, at any such meeting on the basis of one vote for each Class B preferred share held.

Our Class B preferred shares will be extinguished (and automatically cancelled) on the date on which:

(a)

we have purchased common shares of TrichoScience for an aggregate amount of not less than $3,000,000, provided that the we sell our common shares at no less than $1.00 per share to raise the proceeds required for such purchase; and

(b)	we acquire at least 90% of the issued and outstanding common shares of TrichoScience (exclusive of any common shares of TrichoScience owned by us).

Any amendments or alterations to the rights and restrictions of our Class B preferred shares, except as otherwise required by the Business Corporations Act (Ontario), shall be approved by the Class B Shareholders, with such approval to be given by an instrument or instruments in writing signed by the Class B Shareholders holding not less than two-thirds of the then outstanding Class B preferred shares or by resolution passed by at least two-thirds of the votes cast at a meeting or adjourned meeting of the Class B Shareholders duly called and at which a quorum was present. In the event that such approval is to be given at a meeting of the Class B Shareholders, a quorum for the meeting shall consist of the Class B Shareholders, present in person or represented by proxy, of not less than a majority of our Class B preferred shares outstanding at the time of the meeting. If, however, Class B Shareholders holding a majority of our outstanding Class B preferred shares are not present in person or represented by proxy at such meeting within 30 minutes after the time for which the meeting was called and the meeting is adjourned to a subsequent date, a quorum for the adjourned meeting shall consist of the Class B Shareholders present in person or represented by proxy at such adjourned meeting.

Our Class B preferred shares cannot be sold, transferred or otherwise disposed of without the consent of our directors.

Our Class C Preferred Shares

Subject to applicable laws, every two of our Class C preferred shares will entitle the holder thereof (each, a “Class C Shareholder”) to convert such two of our Class C preferred shares into one of our common shares (the “Conversion Right”), provided that the Conversion Right will not be exercisable by the Class C Shareholders until the United States Food and Drug Administration has approved, or otherwise provided clearance for, the commercial sale of our hair cell replication technology in the United States.

Subject to applicable laws and the conditions set out below attaching to our Class C preferred shares, the Class C Shareholders shall be entitled to receive notice of and to attend all general meetings of our shareholders and shall have the right to vote, either in person or by proxy, at any such meeting on the basis of one vote for each of our Class C preferred shares held.

Any amendments or alterations to the rights and restrictions of our Class C preferred shares, except as otherwise required by the Business Corporations Act (Ontario), shall be approved by the Class C Shareholders, with such approval to be given by an instrument or instruments in writing signed by the Class C Shareholders holding not less than two-thirds of the then outstanding Class C preferred shares of our company or by resolution passed by at least two-thirds of the votes cast at a meeting or adjourned meeting of the Class C Shareholders duly called and at which a quorum was present. In the event that such approval is to be given at a meeting of the Class C Shareholders, a quorum for the meeting shall consist of the Class C Shareholders, present in person or represented by proxy, of not less than a majority of the Class C Shares outstanding at the time of the meeting. If, however, Class C Shareholders holding a majority of our outstanding Class C preferred shares are not present in person or represented by proxy at such meeting within 30 minutes after the time for which the meeting was called and the meeting is adjourned to a subsequent date, a quorum for the adjourned meeting shall consist of the Class C Shareholders present in person or represented by proxy at such adjourned meeting.

Our Class C preferred shares cannot be sold, transferred or otherwise disposed of without the consent of our directors.

Meetings of Shareholders

Our by-laws state that an annual general meeting of shareholders shall be held at such time each year as the board of directors, chairman of the board of directors, managing director or president may from time to time determine. The board of directors, chairman of the board of directors, managing director or president has the power to call a special meeting of shareholders at any time.

The only persons entitled to be present at a meeting of the shareholders are those entitled to vote, thereat, the directors and auditors of our company and others, who, although not entitled to vote, are entitled by law to be present at a meeting. Any other person may be admitted only by invitation of the chairman of the meeting or by consent of the meeting.

Right to Own our Shares

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or Ontario, or in our charter documents.

Provisions Relevant to a Change of Control

There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

Disclosure of Share Ownership

Our by-laws do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares, and United States federal securities laws require the disclosure in this Form 20-F of holders who own more than 5% of our issued and outstanding shares.

C.           Material Contracts

The material contracts which Newcastle and TrichoScience have entered into during the last two years are set out below. All references to “we”, “us” or “our” in the descriptions of the agreements below refer to TrichoScience, with the exception of the descriptions of the TrichoScience Agreement and the 583885 Agreement:

On October 29, 2010, we entered into the TrichoScience Agreement, pursuant to which we agreed to acquire up to all of the issued and outstanding common shares of TrichoScience from the TrichoScience shareholders. At the closing of the TrichoScience Agreement on December 22, 2010, we acquired 50.7% of the outstanding TrichoScience shares in exchange for the issuance of an aggregate of: (i) 11,155,162 common shares; (ii) 5,577,581 Class B preferred shares; and (iii) 5,577,581Class C preferred shares. On that date, we also entered into a subscription agreement with TrichoScience, pursuant to which we agreed to acquire an additional 1,000,000 shares of TrichoScience at a price of $1,000,000 such that we currently own 55.6% of the issued and outstanding TrichoScience shares. See “Item 4. Information on Newcastle Resources Ltd. – History and Development of Newcastle Resources Ltd. – Ceasing to be a Shell Company”.

On October 29, 2010, we entered into the 583885 Agreement, pursuant to which we agreed to acquire all of the issued and outstanding shares of 583885 from the shareholders of 583885 in exchange for the issuance of an aggregate of 4,400,000 common shares of our company. See “Item 4. Information on Newcastle Resources Ltd. –History and Development of Newcastle Resources Ltd. – Ceasing to be a Shell Company”.

In a sublease dated August 3, 2010, Berkeley Resources Inc. (“Berkeley”) agreed to sublet a 2000 square foot portion of the second floor of 455 Granville Street, Vancouver, B.C. to our company. The sublease is for a term of two years, beginning August 3, 2010, with rent of $3000 per month, plus applicable sales tax, payable to Berkeley.

Under a consulting agreement with 583885, 583885 agreed to provide consulting services to our company to help us achieve our business objectives and provide leadership on business operations. The consulting agreement is for a term of approximately three years, automatically renewable for terms of one year. The consulting agreement will renew automatically for periods of one year unless specifically terminated. 583885 has agreed to fund the cost of its appointed person, David Hall, for a period of four months from June 1, 2010. Under the agreement, if we did not enter into the TrichoScience Agreement within four months, we would pay 583885 $10,000 per month. Upon entering into the TrichoScience Agreement, we were obligated to appoint David Hall to the position of CEO of our company on the terms of a draft management agreement exchanged between the parties. Upon the entry into the TrichoScience Agreement, we were obligated to effect a 1:1 share exchange with the shareholders of 583885 resulting in the issuance of not more than 4,400,000 common shares of our company. The consulting agreement includes terms providing for the assignment of any intellectual property by 583885 to us, non-competition and confidentiality provisions.

Under a consulting agreement with Dove Communications Inc. (“Dove”), Dove agreed to provide services in the area of investor communications to us in exchange for payment at a rate of $80 per hour and reasonable expenses. The consulting agreement is for a term beginning February 22, 2010 until March 1, 2012. The parties may extend the consulting agreement for periods of one year. The consulting agreement includes terms providing for the assignment of any intellectual property by Dove to us and confidentiality provisions.

On February 12, 2010, we signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority (together, the “Institutions”). Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and we agreed to pay research costs totaling $472,250. We will gain the rights to any intellectual property arising from the collaborative research agreement. We agreed to make the following payments to the Institutions in installments, as follows: $155,562.50 on execution; $105,562.50 on July 31, 2010; $105,562.50 on January 31, 2011; and $105,562.50 on July 31, 2011.

In a memorandum of understanding (“MOU”) dated January 25, 2010, we and the Agency for Medical Innovation (“AMI”) agreed to create an equal partnership for the development, manufacturing and worldwide distribution of the TrichoScience Stem Cell Implantation & Application System & Device (“ISD”). Under the terms of the MOU, we and AMI agreed to proceed in three phases. In the first phase, AMI will undertake concept development and limit itself to 90 days or 350 billable AMI engineering hours. We will pay AMI €70 per hour in this phase. In the second phase, AMI will undertake research and development. AMI will provide us with a summary of estimated time and costs for second phase work, to be approved by our company. Second phase costs will be divided into internal and external expenses. Internal research and development expenses are estimated at a maximum of €100,000 by AMI and these costs will be shared equally by us and AMI up to this estimate. Any internal costs over the estimate will be born by AMI. All second phase external costs will be paid by us, plus a ten percent surcharge. All patents will be our property. In the third phase, our company and AMI will enter into a long term agreement for the manufacturing of the ISD. Under this agreement, AMI will become the exclusive manufacturer of the ISD, subject to certain pricing, manufacturing and buyout provisions.

Under a consulting agreement with Pamela Lynch dba Pacifica Business Management Solutions Ltd. (“Lynch”), Lynch agreed to provide consulting services in the area of accounting to us in exchange for payment of $2,750 per month plus aggregate costs not in excess of $500. The consulting agreement is for a term beginning January 1, 2010 until December 31, 2010. The agreement may be renewed by the parties for additional terms of one year. The agreement includes terms providing for the assignment of any intellectual property by Lynch to us and confidentiality provisions.

Under a consulting agreement with Tiffany Carmen Consulting Inc. (“TCCI”), TCCI agreed to provide administration services to us in exchange for payment of $4,000 per month plus aggregate costs not in excess of $5,000. The initial term of the consulting agreement is from November 1, 2009 until December 31, 2010. The consulting agreement may be renewed by the parties for periods of one year. The consulting agreement includes terms providing for the assignment of any intellectual property by TCCI to us and confidentiality provisions.

We entered into a services agreement dated September 23, 2009, with Pharmalog Institute fur klinische Forschung GmbH (“Pharmalog”). Under the services agreement, Pharmalog agreed to carry out a clinical trial on hair cell research in exchange for our company paying €120,135 in remuneration plus various costs and taxes to Pharmalog. We also agreed to carry out certain tasks and make arrangements in support of the clinical trial. The services agreement states that we gain the rights to any intellectual property discovered as a result of the clinical trial.

Under an assignment agreement, signed September 17, 2009, Tricholog assigned all of its rights and obligations under an agreement with Innovacell Biotechnologie Gmbh (“Innovacell”) to our company. Under the assignment agreement, Innovacell is obligated to undertake scientific research to develop methods for the manufacturing of certain hair cells and apply for a manufacturing license in order to be able to produce such cells for our exclusive benefit. Under the assignment agreement, we are required to pay Innovacell a total price of €23,000 in three installments. The first installment of 40 percent is due upon signing of the assignment agreement. 30 percent of the price is due upon completion of a trial run of results of the research. The remaining 30 percent of the price is due upon submission for national approval. Our obligations and those of Innovacell terminate when a production license has been granted to Innovacell. We may then negotiate a new agreement with Innovacell.

Under a consulting agreement with Matt Wayrynen, Mr. Wayrynen agreed to provide consulting services in the area of corporate business development to us in exchange for $6,000 per month plus reasonable expenses not in excess of $50,000 during the term of the consulting agreement. The consulting agreement is for a term beginning September 1, 2009 until August 31, 2012. The consulting agreement may be renewed by the parties for additional terms of one year. The consulting agreement includes terms providing for the assignment of any intellectual property by Mr. Wayrynen to us and confidentiality provisions.

Under a consulting agreement with Kevin McElwee, Mr. McElwee agreed to provide consulting services in the area of hair biology and related topics to us in exchange for payment at a rate of $250 per hour plus reasonable expenses not in excess of $5,000 during the term of the consulting agreement. The consulting agreement was for a term beginning September 1, 2009 until December 1, 2010 but was extended for an additional year and may be renewed by the parties for additional terms of one year. The consulting agreement includes terms providing for the assignment of any intellectual property by Mr. McElwee to us and confidentiality provisions.

Under an intellectual property exclusive licensing agreement dated September 7, 2007, Rolf Hoffmann and Kevin McElwee agreed to transfer the rights to certain technology, which was the subject of a patent application in Germany, to us. We agreed to take on all costs and obligations of maintaining and protecting the patents.

Under an employment agreement with Darrell Panich, Mr. Panich receives a base salary of $125,000 per annum, subject to a salary review every six months. Under the employment agreement, Mr. Panich will receive 50,000 options on the shares of our company. If Mr. Panich is terminated without cause, we must pay him three months base salary if he has been employed for three years or less, or four months base salary if he has been employed for longer period. A change in control agreement is attached to the employment agreement, which provides for compensation payable to Mr. Panich if his employment is terminated, other than for cause, within twelve months of a change of control of our company. Under the employment agreement, Mr. Panich agrees to accept this compensation in full satisfaction of any claims against us relating to his employment. Compensation payable to Mr. Panich under the change in control agreement includes the following items: base salary and benefits due to Mr. Panich under the employment agreement in case of termination other than for cause; and all incentives, stock options granted to Mr. Panich by us under any stock option agreement outstanding at the time of termination of his employment, which incentive stock options have not yet vested, will immediately vest and will be fully exercisable.

Under a consulting agreement with Rolf Hoffman, Dr. Hoffmann agreed to provide consulting services in the area of hair stem cells to us in exchange for payment of $6,000 per month plus aggregate costs not in excess of $5,000 over the term. The consulting agreement is for a term beginning September 1, 2009 until August 31, 2012. The consulting agreement may be renewed by the parties for additional terms of one year. The consulting agreement includes terms providing for the assignment of any intellectual property by Dr. Hoffmann to us and confidentiality provisions.

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

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See Taxation Certain Canadian Federal Income Tax Consequences above.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statements by Experts

Not applicable.

H.           Documents on Display

Documents concerning our company referred to in this shell company report may be viewed by appointment during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1.

I.           Subsidiary Information

Not applicable.

ITEM 11.         Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12.         Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.         Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.         Controls and Procedures

Not applicable.

ITEM 15T        Controls and Procedures

Not applicable.

ITEM 16.         [Reserved]

ITEM 16A       Audit Committee Financial Expert

Not applicable.

ITEM 16B        Code of Ethics

Not applicable.

ITEM 16C        Principal Accountant Fees and Services

Not applicable

ITEM 16D.       Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E        Purchases of Equity Securities the Company and Affiliated Purchasers

Not applicable.

ITEM 16F        Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G        Corporate Governance

Not applicable

ITEM 17.          Financial Statements

Financial Statements Filed as Part of this Report:

1.	Audited Annual Financial Statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007:

	(a)	Report of Independent Registered Public Accounting Firm, BDO Canada LLP, dated December 22, 2010;

	(b)	Comments by Independent Registered Public Accounting Firm, BDO Canada LLP, dated December 22, 2010 on Canada – United States of America Reporting Differences;

	(c)	Balance Sheets as at December 31, 2009 and 2008;

	(d)	Statements of Operations, Comprehensive Loss and Deficit for the years ended December 31, 2009, 2008 and 2007;

	(e)	Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007; and

	(f)	Notes to Financial Statements.

2.	Unaudited Interim Financial Statements as at and for the six month periods ended June 30, 2010 and 2009:

	(a)	Balance Sheets as at June 30, 2010 and 2009;

	(b)	Statements of Operations, Comprehensive Loss and Deficit for the six month periods ended June 30, 2010 and 2009;

	(c)	Statements of Cash Flows for the six month periods ended June 30, 2010 and 2009; and

	(d)	Notes to Unaudited Interim Financial Statements.

3.	Unaudited Pro Forma Financial Statements as at and for the six month period ended June 30, 2010:

	(a)	Unaudited Pro Forma Consolidated Balance Sheet as at June 30, 2010;

	(b)	Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2010;

	(c)	Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2009; and

	(d)	Notes to the Unaudited Pro Forma Consolidated Financial Statements.

TRICHOSCIENCE INNOVATIONS INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

(Stated in Canadian Dollars)

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,
Trichoscience Innovations Inc. (A Development Stage Company)

We have audited the balance sheets of Trichoscience Innovations Inc. as at December 31, 2009 and 2008 and the statements of operations, comprehensive loss and deficit and cash flows for the years ended December 31, 2009, 2008 and 2007 and for the period from inception (September 7, 2006) through December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 and for the period from inception (September 7, 2006) through December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada
December 22, 2010

COMMENTS BY AUDITORS FOR US READERS ON CANADA - US REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the development stage and has incurred recurring operating losses since inception, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our report to the directors dated December 22, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada
December 22, 2010

TRICHOSCIENCE INNOVATIONS INC.
BALANCE SHEETS
As at December 31 2009 and 2008

	2009		2008

ASSETS
Current Assets
Cash	$603,907		$-
Prepaid expenses	21,320		-

	625,227		-

Office equipment (note 4)	19,239		-
		$
	$644,466		-

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (note 7)	$87,423		$17,397

SHAREHOLDERS' EQUITY (CAPITAL DEFICIT)

Share Capital (note 5)	1,154,800		-
Share Subscriptions (note 5)	30,000		40,000
Share subscriptions receivable (note 5)	(12,500)		-
Deficit accumulated during the development stage	(615,257)		(57,397)

	557,043		(17,397)

	$644,466		$-

Nature of operations and ability to continue as a going concern (Note 1)
Commitments (Note 8)
Subsequent events (Notes 5 and 11)

Approved on behalf of the Board:

/s/ David Hall	/s/ Peter Jensen

Director	Director

The accompanying notes form an integral part of these financial statements.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Stated in Canadian Dollars)
For the Years Ended December 31 2009, 2008, and 2007

				Cumulative
				from
				inception
				to
				December
	2009	2008	2007	31, 2009

EXPENSES:
CLINICAL DEVELOPMENT

Clinical trials (note 7)	$275,925	$-	$-	$275,925

RESEARCH AND DEVELOPMENT
Consulting (note 7)	49,000	-	-	49,000
Intellectual property costs	28,186	-	-	28,186

SALES AND MARKETING
Consulting	30,750	5,814	1,060	37,624

GENERAL AND ADMINISTRATIVE
EXPENSES
Amortization	2,451	-	-	2,451
Audit fees	20,000	-	-	20,000
Legal fees	51,164	12,258	28,054	96,565
Consulting (note 7)	78,553	-	-	78,553
Office space and general	7,088	5,122	-	12,210
Travel	14,743	-	-	14,743

NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(557,860)	(23,194)	(29,114)	(615,257)

DEFICIT, beginning of year	(57,397)	(34,203)	(5,089)	-

DEFICIT, end of year	$(615,257)	$(57,397)	$(34,203)	$(615,257)

BASIC AND DILUTED LOSS PER SHARE	$(0.07)	$(0.00)	$(0.01)

WEIGHTED AVERAGE SHARES OUTSTANDING	8,370,054	8,000,000	5,646,904

The accompanying notes form an integral part of these financial statements.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
For the Years Ended December 31, 2009, 2008 and 2007

							Cumulative
							from
							inception to
							December
		2009		2008		2007	31, 2009

OPERATING ACTIVITIES
Net loss for the year		$(557,860)		$(23,194)		$(29,114)	$(615,257)
Items not involving cash:
Amortization		2,451		-		-	2,451

Changes in non-cash working capital:

Accounts payable and accrued liabilities		70,026		(16,806)		29,114	87,423
Prepaid expenses		(21,320)		-		-	(21,320)
NET CASH USED IN OPERATING ACTIVITIES		(506,703)		(40,000)		-	(546,703)

INVESTING ACTIVITIES

Purchase of office furniture and equipment		(21,690)		-		-	(21,690)
NET CASH USED IN INVESTING ACTIVITIES		(21,690)		-		-	(21,690)

FINANCING ACTIVITIES
Share subscriptions received		10,000		40,000		-	50,000
Share subscriptions cancelled		(20,000)		-			(20,000)
Issuance of common shares		1,142,300		-		-	1,142,300
NET CASH PROVIDED BY FINANCING ACTIVITIES		1,132,300		40,000		-	1,172,300

Increase in cash		603,907		-		-	603,907

Cash, beginning of year		-		-		-	-

Cash, end of year		$603,907		$-		$-	$603,907

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$	Nil	$	Nil	$	Nil
Cash paid for interest	$	Nil	$	Nil	$	Nil

Non-Cash items (Note 5)

The accompanying notes form an integral part of these financial statements

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the Years Ended December 31, 2009, 2008 and 2007

1.	Nature of Operations and Ability to Continue as a Going Concern

Trichoscience Innovations Inc. (the “Company” or “Trichoscience”) was incorporated under the Canada Business Corporations Act on September 7, 2006. The Company is in the development stage and has not yet realized any revenues from its planned operations. The Company was inactive until 2009 and made its best effort in raising financing. Trichoscience is engaged in the development of a non-surgical hair cell replication technology to cure pattern baldness and general hair loss in both men and women.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2009, the Company had accumulated losses of $615,257 since its inception and expects to incur further losses in the development of its business, which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but is considering obtaining additional funds by debt financing to the extent there is a shortfall from operations. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

2.	Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office equipment

Office equipment is recorded at cost less accumulated amortization. The Company provides for amortization, once the assets are in use, over their estimated useful lives on the declining balance method at the following rate per year:

Office furniture and equipment	20%
Website	30%

Amortization is taken at half the annual rate in the year of acquisition.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the Years Ended December 31, 2009, 2008 and 2007

2.	Significant Accounting Policies - Continued

Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share reflects the potential dilution of securities that could occur if potentially dilutive securities are exercised or converted to common stock. The dilutive effect of options and warrants and their equivalents is computed by application of the treasury stock method. Dilutive amounts are not presented when the effect of the computations is anti-dilutive due to the losses incurred. Accordingly, there would be no difference in the amounts presented for basic and diluted loss per share.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as the benefit of losses available to be carried forward to future years. The future tax assets or liabilities are calculated using the tax rates in effect for the period in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization. Research and development costs include, but are not limited to, contract research costs associated with clinical trials, consulting and regulatory fees, professional fees and licensing fees.

Investment tax credits

Investment tax credits are recorded in the fiscal period the qualifying expenditures are incurred provided there is reasonable assurance that the tax credit will be realized. Investment tax credits are accounted for using the cost reduction method, which recognizes the credits as a reduction of the cost of the related assets or expenditures. There were no investment tax credits recognized during the years covered by these financial statements.

Foreign currency translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the time of such transactions. Foreign currency denominated monetary assets and liabilities are translated at current rates at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the net income or loss from operations.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the Years Ended December 31, 2009, 2008 and 2007

2.	Significant Accounting Policies - Continued

Financial instruments – Recognition, Measurement, Disclosure and Presentation

The Company’s financial instruments include cash and accounts payable and accrued liabilities. Upon initial recognition, all financial instruments are recorded on the balance sheet at fair value. Subsequent measurement is then based on the financial instruments being classified into one of five categories: held for trading, held to maturity, loans and receivables, available for sale and other liabilities. The Company has designated its cash as held for trading which is measured at fair value. Gains and losses related to periodic revaluation are recorded to net income or loss. Accounts payable and accrued liabilities are classified as other liabilities and are measured at amortized cost determined using the effective interest method. The Company does not hold any available for sale financial instruments which would give rise to comprehensive income or loss.

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

The Company categorizes its financial instruments which are measured at fair value as level 1.

Recent accounting pronouncements

Business Combination, Non-controlling Interest, and Consolidation

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Early adoption of these Sections is permitted but all three sections must be applied concurrently. These standards are not expected to have an impact on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the Years Ended December 31, 2009, 2008 and 2007

3.	Accounting Changes

The Canadian Accounting Standards Board (“AcSB”) issued Handbook Section 3064 which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Effective January 1, 2009, the Company has adopted this amendment and the adoption did not have a significant impact on the financial statements.

In January 2009, the Emerging Issues Committee issued EIC-173, ‘‘Credit Risk and the Fair Value of Financial Assets and Financial Liabilities’’ (‘‘EIC-173’’). The Committee concluded that an entity’s credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this standard had no impact on the Company’s financial statements.

4.	Office Furniture and Equipment

		Accumulated	December 31,	December 31,
	Cost	Amortization	2009	2008
Furniture and equipment	$15,128	$1,513	$13,615	$-
Website	6,562	938	5,624	-
	$21,690	$2,451	$19,239	$-

5.	Share Capital

	a)	Authorized:
Unlimited common shares, without par value

	b)	Issued and Outstanding:

	Number of
	Shares	Amount
Balance, December 31, 2007	10,000,000	$-
Reduction pursuant to share consolidation	(2,000,000)
Balance, December 31, 2008	8,000,000	$-
Issued in the year for cash – at $1.00	1,142,300	1,142,300
Shares issued for which cash was received in 2010	12,500	12,500
Balance, December 31, 2009	9,154,800	$1,154,800

During the year ended December 31, 2009, the Company issued 1,154,800 common shares at a price of $1.00 per share, of which $12,500 was received subsequent to December 31, 2009.

During the year ended December 31, 2008, the Company consolidated its common shares at a ratio of 10:8.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the Years Ended December 31, 2009, 2008 and 2007

5.	Share Capital - Continued

	c)	Share subscriptions

During the year ended December 31, 2008, the Company had received $40,000 pursuant to share subscription agreements, of which $20,000 were cancelled and returned to a subscriber in 2009 and issued the shares for the remaining $20,000 subscription subsequent to December 31, 2009.

During the year ended December 31, 2009, the Company had received a $10,000 share subscription which was subsequently cancelled and returned to the subscriber during the six-month period ended June 30, 2010.

6.	Income Taxes

	a)	Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2009	2008	2007

Net loss for the year before taxes	$$557,860	$$23,194	$$29,114
Combined federal and provincial income tax rate	13.50%	14.92%	17.62%
Computed income tax expense (reduction)	(75,300)	(3,500)	(5,000)
Increase (decrease) resulting from
Non-deductible items	100	-	-
Tax adjustment from rate change and other	(63,400)	(2,500)	(4,000)
Change in valuation allowance	138,600	6,000	9,000
Recovery of income taxes	$-	$-	$-

b)	The components of the future income tax asset (liability) balances for the years ended December 31, are as follows:

	2009	2008	2007

Future income tax assets
Non-capital losses	$148,000	$15,000	$9,000
Office equipment	5,600	-	-
Valuation allowance	(153,600)	(15,000)	(9,000)
Future income tax asset (liability)	$-	$-	$-

Future income tax assets are recorded when it is more likely than not, that they will be recovered in future periods. A full valuation allowance has been taken on the future income tax assets as this criteria has not been met.

At December 31, 2009, the Company has non capital losses totalling approximately $590,000 that will expire beginning in 2026:

Year of Expiry	Amount

2026	$5,000
2027	29,000
2028	23,000
2029	533,000
$590,000

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the Years Ended December 31, 2009, 2008 and 2007

7.	Related Party Transactions

As of December 31, 2009, included in the accounts payable and accrued liabilities were $29,000 (2008: $Nil) due to directors of the Company and/or companies they control or of which they were significant shareholders for unpaid research and development consulting fees. The amounts owing are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2009, the Company had the following related party transactions:

	a)	Research and Development consulting fees totalling $44,000 were paid to a director and a company owned by a director of the Company in 2009 (2008 - $nil, 2007 - $nil);

	b)	Administrative consulting fees totalling $30,000 (2008 - $Nil, 2007 - $Nil) were paid to a company owned by a director of the Company; and

	c)	Clinical trial costs totalling $220,626 (2008 - $nil, 2007 - $nil) were paid to a company owned by a director of the Company.

The transactions were in the normal course of operations having been measured at the exchange amount, being the amount established and agreed to by the parties.

8.	Commitments

a)

By an agreement dated September 1, 2007 and amended on December 2, 2008 between the Company, shareholders of the Company, two individuals, one being an officer of the Company (the “Inventors”) and a private company located in Germany owned by an officer of the Company¸ the Company was granted an option to obtain an exclusive right and license to use and exploit a technology under a license agreement and an assignment of clinical trial results relating to a clinical trial for non-surgical hair cell replication technology. If unexercised, the option would expire on December 31, 2009. As consideration, the Company issued 4.400,000 common shares of the Company to the Inventors.

Under the terms of the agreement, the Company was required to complete one or more financings totalling $1,500,000 in gross proceeds to the Company before the option could be exercised.

During the year ended December 31, 2009, the Company exercised the option under this agreement and as a result has entered into a Clinical Trial Results Assignment Agreement and a License Agreement.

Pursuant to the Clinical Trial Results Assignment Agreement, the Company agreed to fund past and future expenses of a clinical trial for a hair cell replication technology at a cost of €290,000 to be paid as follows:

i)	$220,626 (€140,000) (paid) within 14 days of the effective date of the agreement or receipt of notice that documents had been filed to obtain a production license for use in the clinical trial
ii)	$225,000 (€150,000) within 14 days of the completion of the clinical trial.

Upon the completion of the conditions noted above, the Company will be assigned all the results of the clinical trial, including clinical data, analyses and intellectual property rights.

b)

Pursuant to a lease commitment dated November 2009 and effective January 1, 2010, the Company agreed to pay $3,500 per month for office space for a period of one year. Subsequent to December 31, 2009, this lease was cancelled.

c)	Pursuant to an agreement dated September 23, 2009, the Company engaged a German company to conduct Phase I and IIA of a clinical trial at a cost of $180,200 (€120,135) plus expenses.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the Years Ended December 31, 2009, 2008 and 2007

8.	Commitments - Continued

d)

Under an assignment agreement, dated September 17, 2009, the Company was assigned certain rights and obligations under a research agreement with a German company. Under the assignment agreement, the Germany company is obligated to undertake scientific research on behalf of the Company. Under the assignment agreement, the Company is required to pay a total of €23,000 in three instalments. The first instalment of 40 percent is due upon conclusion of work to be carried out by the German company. A further 30 percent of the price is due upon completion of a trial run of results of the research. The remaining 30 percent is due upon submission for national approval in Austria.

9.	Financial Instruments and Risk Management

As at December 31, 2009, the Company’s financial instruments are comprised of cash and accounts payable and accrued liabilities. The fair value of cash and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros that are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. Given that at December 31, 2009 and 2008, the Company had minimal financial assets and liabilities denominated in foreign currencies, it considers this risk to be insignificant. The Company does not hedge its foreign exchange risk.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company limits exposure to credit risk by maintaining its cash with large financial institutions.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

10.	Capital Management

The Company’s objectives when managing capital (cash) are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed. The Company will continue to advance its technology.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto. There has been no change in the Company’s approach to capital management during the year ended December 31, 2009.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the Years Ended December 31, 2009, 2008 and 2007

11.	Subsequent Events

	a)	Subsequent to December 31, 2009, the Company received $270,000 share subscriptions but the subscriptions were subsequently cancelled and the funds are to be returned to the subscribers.

	b)	Subsequent to December 31, 2009, the Company issued 400,000 common shares pursuant to a private placement at $1.00 per share for gross proceeds of $400,000.

c)

Subsequent to December 31, 2009, the Company approved a stock option plan whereby the Company may grant options to its directors, officers and employees of the Company.Also, under various Founder’s Stock Option Agreements, certain founders of the Company have granted share purchase options to acquire 976,000 of their shares to employees and consultants of the Company.

The options granted under the Founders Stock Option Agreements are exercisable at $1 per share with expiry dates from 2016 to 2017. Vesting term varies and is between 1/3 vest after one year of the grant date and 2/3 vest monthly over the remaining two to three year period.

	d)	In February 2010, the Company issued 30,000 common shares, of which $20,000 related to cash received in 2008.

e)

On February 12, 2010, the Company signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority (together, the “Institutions”). Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and the Company agreed to pay research costs totalling $472,250 as consideration for the rights to any intellectual property arising from the collaborative research agreement. The Company agreed to make the following payments to the Institutions in instalments, as follows: $155,562 on execution (paid); $105,562 on July 31, 2010 (unpaid); $105,562 on January 31, 2011; and $105,562 on July 31, 2011.

	f)	In June 2010, the Company returned $10,000 to a share subscriber for funds received in 2009.

g)

In July 2010, under the Company’s stock option plan, the Company granted a total of 1,485,000 options to the directors and officers and consultants of the Company. Under various Founder’s Stock Option Agreements, certain founders of the Company have granted share purchase options to acquire 235,000 of their shares to employees and consultants of the Company.

Pursuant to both arrangements, the options are exercisable at $1 per share with expiry dates from 2016 to 2017. These options vest as to 1/3 after one year from the grant date and 2/3 vest monthly over the remaining two to three year period.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the Years Ended December 31, 2009, 2008 and 2007

11.	Subsequent Events (continued)

h)

On December 22, 2010, the Company closed a share exchange agreement (the “Agreement”) with Newcastle Resources Ltd. (“Newcastle”), a company incorporated in the Province of Ontario, Canada and with certain accepting shareholders of the Company, whereby Newcastle made an offer to acquire the issued and outstanding common shares of the Company in exchange for the issuance of voting common shares of Newcastle, class B voting preferred shares and class C voting preferred shares of Newcastle. Pursuant to the Agreement, the exchanging shareholders of the Company will receive 2.29 common shares, 1.147 class B preferred shares and 1.147 class C preferred shares of Newcastle for each common share of the Company.

At closing of the transaction outlined in the Agreement noted above, Newcastle acquired 50.7% of the issued and outstanding shares of the Company from the accepting shareholders in exchange for the issuance of 11,155,162 common shares, 5,577,581 class B Preferred Shares and 5,577,581 class C convertible Preferred Shares of Newcastle (the “Acquisition”). Also at closing of the Agreement, Newcastle acquired an additional 1,000,000 common shares of the Company from treasury for $1,000,000, thereby increasing Newcastle’s ownership in the Company to 55.3%.

Following the acquisition of the shares of the Company, Newcastle’s business has become the development of hair cell replication technology. As the former shareholders of the Company will control more than 50% of the issued and outstanding voting shares of Newcastle after the closing of the transaction, the Acquisition will be accounted for as a recapitalization of the Company. Following accounting rules applicable to a reverse acquisition, the Company is considered the acquirer and the financial statements will be presented as a continuation of the Company.

At the Closing, stock options outstanding and exercisable for common shares of the Company were cancelled and such options reissued and exercisable for common shares of Newcastle.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the Years Ended December 31, 2009, 2008 and 2007

12.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the Unites States (“US GAAP”).

Subsequent Events

In May 2009, the FASB issued ASC No. 855, “Subsequent Events,” which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date and up to the date the financial statements are issued, being December 22, 2010. ASC 855 was effective for financial statements issued for interim and annual periods ending after June 15, 2009 and did not have any impact on the Company’s financial statements.

Development Stage

The Company is devoting substantially all of its present efforts to the development of a non-surgical hair cell replication technology to cure pattern baldness and general hair loss in both men and women. All losses accumulated since inception has been considered as part of the Company’s development stage activities.

Uncertain Tax Positions

FASB issued an accounting pronouncement, ASC 740 "Accounting for Uncertainty in Income Taxes". ASC 740 prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. ASC 740 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

The Company’s tax returns are subject to tax examinations by tax authorities until the respective statute of limitation. It is subject to tax examinations by tax authorities for all taxation years commencing on or after 2006. Management’s analysis of ASC 740 supports the conclusion that the Company does not have any accruals for uncertain tax positions as of December 31, 2009, 2008 and 2007. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, the Company charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the Years Ended December 31, 2009, 2008 and 2007

12.	Differences Between Canadian and United States Generally Accepted Accounting Principles- Continued

As of December 31, 2009, 2008 and 2007, there are no material differences between Canadian GAAP and US GAAP.

Accounting Standards Not Yet Effective

In June 2009, new guidance relating to the accounting for transfers of financial assets was issued. The new guidance, which was issued as, Accounting for Transfers of Financial Assets, has not yet been adopted into Codification. The new standard eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. The new guidance is effective for fiscal years beginning after November 15, 2009. The Company is evaluating the impact it would have to the Company’s financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-09, “Subsequent Events”. This Update clarifies the financial statement issuance dates that potentially conflict with some of the Securities and Exchange Commission’s guidance. The amendment is effective for interim or annual periods ending after June 15, 2010. The Company is currently evaluating the impact of this update on the financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation – Stock Compensation (Topic 718). The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The Company is currently evaluating the impact of this update on the financial statements.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the Years Ended December 31, 2009, 2008 and 2007

12.	Differences Between Canadian and United States Generally Accepted Accounting Principles- Continued

During the year ended December 31, 2008, the Company completed a stock split at a ratio of 10:8. The statements of stockholders’ equity since the incorporation date are presented as follow:

STATEMENTS OF STOCKHOLDERS’ EQUITY

					Deficit
		Common Stock			Accumulated
				Share	During the
			Share	Subscriptions	Development
	Shares	Amount	Subscriptions	Receivable	Stage	Total

Balance, September 7, 2006	-	$-	$-	$-	$-	$-
Capital stock issued for cash on September 7, 2006 – at $0.0000015	4,480,000	-	-	-	-	-

Net loss for the period	-	-	-	-	(5,089)	(5,089)
Balance, December 31, 2006	4,480,000	-	-	-	(5,089)	(5,089)
Capital stock issued on September 1, 2007 as consideration for an intellectual property option agreement	3,520,000	-	-	-	-	-
Net loss for the year		- -	-	-	(29,114)	(29,114)
Balance, December 31, 2007	8,000,000	-	-	-	(34,203)	(34,203)
Shares subscribed on August 15, 2008 – at $1.00	-	-	40,000	-	-	40,000
Net loss for the year	-	-	-	-	(23,194)	(23,194)
Balance, December 31, 2008	8,000,000	-	40,000	-	(57,397)	(17,397)
Capital stock issued for cash on August 26, 2009 – at $1.00	1,142,300	1,142,300		-	-	1,142,300
Cancellation of subscription agreements on December 1, 2009 – at $1.00	-	-	(20,000)	-	-	(20,000)
Shares issued on November 10, 2009 for which cash was received in February 2010 – at $1.00	12,500	12,500		(12,500)	-	-
Shares subscribed on August 28, 2009 – at $1.00	-	-	10,000	-	-	10,000
Net loss for the year	-	-	-	-	(557,860)	(557,860)
Balance, December 31, 2009	9,154,800	$1,154,800	$30,000	$(12,500)	$(615,257)	$557,043

TRICHOSCIENCE INNOVATIONS INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2010

(Stated in Canadian Dollars)

(Unaudited)

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
BALANCE SHEETS
(Unaudited - Stated in Canadian Dollars)

	June 30, 2010	December 31, 2009

ASSETS
Current Assets
Cash	$69,305	$603,907
Funds held in trust (note 3)	270,000	-
Prepaid expenses	50,042	21,320

	389,347	625,227

Office equipment (note 4)	27,534	19,239

	$416,881	$644,466

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (note 6)	$195,532	$87,423
Share Subscriptions (note 5)	270,000	-

	465,532	87,423

SHAREHOLDERS' EQUITY(CAPITAL DEFICIT)

Share Capital (note 5)	1,184,800	1,154,800
Share Subscriptions (note 5)	-	30,000
Share subscriptions receivable (note 5)	-	(12,500)
Contributed surplus	67,489	-
Deficit accumulated during the development stage	(1,300,940)	(615,257)

	(48,651)	557,043

	$416,881	$644,466

Nature of operations and ability to continue as a going concern (Note 1)
Commitments (Note 7)
Subsequent events (Notes 5 and 10)

Approved on behalf of the Board:

/s/ David Hall	/s/ Peter Jensen
Director	Director

The accompanying notes form an integral part of these financial statements.

3

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Unaudited - Stated in Canadian Dollars)
For the six month periods ended June 30, 2010 and 2009

			Cumulative
			from inception
			to
	2010	2009	June 30, 2010

EXPENSES:
CLINICAL DEVELOPMENT
Clinical trials	$228,344	$-	$504,269

RESEARCH AND DEVELOPMENT
Consulting (note 6)	100,657	-	149,657
Intellectual property costs	-	-	28,186

SALES AND MARKETING
Consulting	35,553	3,156	73,177

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	3,408	-	5,859
Audit fees	-	-	20,000
Legal fees	37,333	9,639	133,898
Consulting (note 6)	78,245	-	156,798
Insurance	10,629	-	10,629
Office space and general	54,246	262	66,456
Payroll	44,472	-	44,472
Stock based compensation (note 5)	67,489	-	67,489
Travel	25,307	1,551	40,050

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(685,683)	(14,608)	(1,300,940)

DEFICIT, beginning of period	(615,257)	(57,397)	-

DEFICIT, end of period	$(1,300,940)	$(72,005)	$(1,300,940)

BASIC AND DILUTED LOSS PER SHARE	$(0.07)	$(0.00)

WEIGHTED AVERAGE SHARES OUTSTANDING	9,179,062	8,000,000

The accompanying notes form an integral part of these financial statements.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Unaudited - Stated in Canadian Dollars)
For the six month periods ended June 30, 2010 and 2009

						Cumulative
						from
						inception to
						June 30,
		2010		2009		2010

OPERATING ACTIVITIES
Net loss for the period		$(685,683)		$(14,608)		$(1,300,940)
Items not involving cash:
Amortization		3,408		-		5,859
Stock based compensation		67,489		-		67,489

Changes in non-cash working capital:

Accounts payable and accrued liabilities		108,109		14,608		195,532
Prepaid expenses		(28,722)		-		(50,042)

NET CASH USED IN OPERATING ACTIVITIES		(535,399)		-		(1,082,102)

INVESTING ACTIVITIES

Purchase of office furniture and equipment		(11,703)		-		(33,393)

NET CASH USED IN INVESTING ACTIVITIES		(11,703)		-		(33,393)

FINANCING ACTIVITIES
Share subscriptions received		280,000		-		330,000
Share subscription cancelled		(10,000)		-		(30,000)
Funds held in trust		(270,000)				(270,000)
Issuance of common shares		12,500		-		1,154,800
NETCASH PROVIDED BY FINANCING
ACTIVITIES		12,500		-		1,184,800

Increase (decrease) in cash		(534,602)		-		69,305

Cash, beginning of period		603,907		-		-

Cash, end of period		$69,305		$-		$69,305

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$	Nil	$	Nil	$	Nil
Cash paid for interest	$	Nil	$	Nil	$	Nil

The accompanying notes form an integral part of these financial statements

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Unaudited - Stated in Canadian Dollars)
For the six month periods ended June 30, 2010 and 2009

1.	Nature of Operations and Ability to Continue as a Going Concern

Trichoscience Innovations Inc. (the “Company” or “Trichoscience”) was incorporated under the Canada Business Corporations Act on September 7, 2006. The Company is in the development stage and has not yet realized any revenues from its planned operations. The Company was inactive until 2009 and made its best effort in raising financing. Trichoscience is engaged in the development of a non-surgical hair cell replication technology to cure pattern baldness and general hair loss in both men and women.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At June 30, 2010, the Company had accumulated losses of $1,300,940 since its inception and expects to incur further losses in the development of its business, which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but is considering obtaining additional funds by debt financing to the extent there is a shortfall from operations. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

2.	Significant Accounting Policies

Basis of Presentation

These unaudited interim financial statements have been prepared using accounting principles generally accepted (“GAAP”) in Canada, using the same accounting policies and methods of Trichoscience as used in the annual year ended December 31, 2009. These unaudited interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion or management are necessary for the fair presentation of the information contained therein. They do not include all the disclosures required for annual financial statements under Canadian GAAP, and should be read in conjunction with the most recent audited financial statements of the Company.

The results of operations for the six months ended June 30, 2010 are not necessarily indicative of those to be expected for the entire year ending December 31, 2010.

Stock based compensation

The Company adopted a stock option plan during the six months ended June 30, 2010. In addition, certain of the Company’s founders have entered into option agreements with consultants and employees of the Company. The Company accounts for all grants of options and equity instruments to employees, non- employees and directors by the Company and on its behalf in accordance with the fair value method of accounting for stock-based compensation.

Compensation expense for employees is generally amortized using the graded vesting method over the period from the grant date to the date the options or equity instruments vest. Compensation expense for non-employees is recognized immediately for past services and pro-rata for future services over the service provision period. Compensation for non-employees is re-measured at each balance sheet date until the earlier of the vesting date or the date of completion of the service. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Unaudited - Stated in Canadian Dollars)
For the six month periods ended June 30, 2010 and 2009

2.	Significant Accounting Policies (continued)

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

3.	Funds held in Trust

During the period ended June 30, 2010, the Company received proceeds of $270,000 (2009 - $Nil) from share subscription agreements. The share subscription agreements were subsequently cancelled and funds held in trust were returned to the subscribers.

4.	Office Furniture and Equipment

		Accumulated		December 31,
	Cost	Amortization	June 30, 2010	2009
Furniture and equipment	$21,226	$3,459	$17,767	$13,615
Computer equipment	2,684	201	2,483	-
Website	9,483	2,199	7,284	5,624
	$33,393	$5,859	$27,534	$19,239

5.	Share Capital

	a)	Authorized:
Unlimited common shares, without par value

	b)	Issued and Outstanding:

	Number of
	Shares	Amount
Balance, December 31, 2008	8,000,000	$-
Issued in the year for cash – at $1.00	1,142,300	1,142,300
Shares issued for which cash was received in 2010	12,500	12,500
1. Balance, December 31, 2009	9,154,800	1,154,800
2. Issued in the period for cash – at $1.00	30,000	30,000
3. Balance, June 30, 2010	9,184,800	$1,184,800

During the year ended December 31, 2009, the Company issued 1,154,800 common shares at a price of $1.00 per share, of which $12,500 was received subsequent to December 31, 2009.

During the period ended June 30, 2010, the Company issued 30,000 common shares at a price of $1.00 per share, of which $20,000 had been received during the fiscal year ended 2008 and the remaining $10,000 was received during the six-month period ended June 30, 2010.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Unaudited - Stated in Canadian Dollars)
For the six month periods ended June 30, 2010 and 2009

6.	Share Capital (continued)

	c)	Share subscriptions

During the year ended December 31, 2008, the Company had received $40,000 pursuant to share subscription agreements, of which $20,000 were cancelled and returned to a subscriber in 2009 and the Company has issued the shares for the remaining $20,000 subscription subsequent to December 31, 2009.

During the year ended December 31, 2009, the Company had received a $10,000 share subscription which was subsequently cancelled and returned to the subscriber during the six-month period ended June 30, 2010.

During the six months period ended June 30, 2010, the Company received $270,000 in share subscriptions. As the subscriptions were subsequently cancelled, the Company has placed the funds in trust to be returned to the subscribers (see note 3).

	d)	Stock option plans

(i)

Under various Founders’ Stock Option Agreements, certain founders of the Company have granted share purchase options to acquire 976,000 of their shares to employees and consultants of the Company as of June 30, 2010. Such Founder options are exercisable at $1 per option with 1/3 vesting on the grant date and the remaining 2/3 vesting on a monthly basis over between 24-month and 36-month period expiring after six to seven years. Subsequent to June 30, 2010, certain founders have granted additional options in respect of 235,000 of their shares to employees and consultants of the Company.

(ii)

On January 11, 2010, the Company approved a stock option plan whereby the Company may grant directors, officers, employees and consultants common share purchase options. The maximum number of shares reserved for issue under the plan shall not exceed 20% of the outstanding common shares of the Company, as at the date of the grant. The stock options can be exercisable for a maximum of 7 years from the grant date and with various vesting terms. Subject to applicable law and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such maximum number of Shares issuable hereunder.

e)	Stock option Compensation

During the six-month period ended June 30, 2010, the Company under the Founder Stock Option Agreements covering 976,000 share purchase options were issued to an employee and consultants of the Company. Vesting terms are 1/3 vest after one year and 2/3 vest monthly over the remaining two year period. The Company uses an option pricing model to determine the fair value of the options. The Company recognized a fair value of $67,489 as stock based compensation expense in the statement of operations for the six-month period ended June 30, 2010 (June 30, 2009 - $Nil). The weighted-average grant date fair value of the options was $0.17 per option and was estimated using the following weighted average assumptions:

June 30, 2010
Risk-free interest rate	2.98%
Weighted-average expected life	6.3 years
Expected volatility	81%
Expected dividends	Nil

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Unaudited - Stated in Canadian Dollars)
For the six month periods ended June 30, 2010 and 2009

5.	Share Capital (continued)

A summary of the status of the Company’s outstanding share purchase options for the six months ended June 30, 2010 is as follows:

	Number of	Weighted-average
	Options	Exercise Price
Outstanding, December 31, 2009	-	$-
Issued	976,000	$1.00
Exercised/expired	-	$-
Outstanding, June 30, 2010	976,000	$1.00
Exercisable, June 30, 2010	268,642	$1.00

Number	Exercise price	Expiry Date
806,000	$1.00	March 31, 2016
170,000	$1.00	February 28, 2017
976,000

6.	Related Party Transactions

As of June 30, 2010, included in the accounts payable and accrued liabilities were $nil (December 31, 2009 - $29,000) due to directors of the Company and/or companies they control or of which they were significant shareholders for unpaid research and development consulting fees. The amounts owing were unsecured, non-interest bearing and due on demand.

During the period ended June 30, 2010, the Company had the following related party transactions:

	a)	Research and Development consulting fees totalling $66,000 were paid to a director and a company owned by a director of the Company (2009 - $nil); and

	b)	Administrative consulting fees totalling $36,000 (2009 - $nil) were paid to a company owned by a director of the Company.

The transactions were in the normal course of operations having been measured at the exchange amount, being the amount established and agreed to by the parties.

7.	Commitments

a)

By an agreement dated September 1, 2007 and amended on December 2, 2008 between the Company, shareholders of the Company, two individuals, one being an officer of the Company (the “Inventors”) and a private company located in Germany owned by an officer of the Company¸ the Company was granted an option to obtain an exclusive right and license to use and exploit a technology under a license agreement and an assignment of clinical trial results relating to a clinical trial for non-surgical hair cell replication technology. If unexercised, the option would expire on December 31, 2009. As consideration, the Company issued 4,400,000 common shares of the Company to the Inventors.

Under the terms of the agreement, the Company was required to complete one or more financings totalling $1,500,000 in gross proceeds to the Company before the option could be exercised.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Unaudited - Stated in Canadian Dollars)
For the six month periods ended June 30, 2010 and 2009

7.	Commitments (continued)

During the year ended December 31, 2009, the Company exercised the option under this agreement and as a result has entered into a Clinical Trial Results Assignment Agreement and a License Agreement.

Pursuant to the Clinical Trial Results Assignment Agreement, the Company agreed to fund past and future expenses of a clinical trial for a hair cell replication technology at a cost of 290,000€ to be paid as follows:

i)	$220,626 (140,000€) (paid) within 14 days of the effective date of the agreement or receipt of notice that documents had been filed to obtain a production license for use in the clinical trial

ii)	$225,000 (150,000€) within 14 days of the completion of the clinical trial.

Upon the completion of the conditions noted above, the Company will be assigned all the results of the clinical trial, including clinical data, analyses and intellectual property rights.

b)	Pursuant to an agreement dated September 23, 2009, the Company engaged a German company to conduct a clinical trial at a cost of $180,200 (€120,135) plus expenses.

c)

Under an assignment agreement, dated September 17, 2009, the Company was assigned certain rights and obligations under a research agreement with a German company. Under the assignment agreement, the Germany company is obligated to undertake scientific research on behalf of the Company. In consideration the Company is required to pay a total of €23,000 in three instalments. The first instalment of 40 percent is due upon conclusion of work to be carried out by the German company. A further 30 percent of the price is due upon completion of a trial run of results of the research. The remaining 30 percent is due upon submission for national approval in Austria.

d)

On February 12, 2010, the Company signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority (together, the “Institutions”). Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and the Company agreed to pay research costs totalling $472,250 as consideration for the rights to any intellectual property arising from the collaborative research agreement. The Company agreed to make the following payments to the Institutions in instalments, as follows: $155,562 on execution (paid); $105,562 on July 31, 2010 (unpaid); $105,562on January 31, 2011; and $105,562 on July 31, 2011.

8.	Financial Instruments and Risk Management

As at June 30, 2010, the Company’s financial instruments are comprised of cash and accounts payable and accrued liabilities. The fair value of cash and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros that are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. As at June 30, 2010, the Company had minimal financial assets and liabilities denominated in foreign currencies, it considers this risk to be insignificant. The Company does not hedge its foreign exchange risk.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company limits exposure to credit risk by maintaining its cash with large financial institutions.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Unaudited - Stated in Canadian Dollars)
For the six month periods ended June 30, 2010 and 2009

8.	Financial Instruments and Risk Management (continued)

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

9.	Capital Management

The Company’s objectives when managing capital (cash) are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed. The Company will continue to advance its technology.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto. There has been no change in the Company’s approach to capital management during the period ended June 30, 2010.

10.	Subsequent Events

a)

In July 2010, under the Company’s stock option plan, the Company granted a total of 1,485,000 options to the directors and officers and consultants of the Company. Under various Founder’s Stock Option agreements, certain founders of the Company have granted share purchase options to acquire 235,000 of their shares to employees and consultants of the Company.

Pursuant to both arrangements, the options are exercisable at $1 per share with expiry dates from 2016 to 2017. These options vest as to 1/3 after one year from the grant date and 2/3 vest monthly over the remaining two to three year period.

	b)	Subsequent to June 30, 2010, the Company issued 400,000 common shares pursuant to a private placement at $1.00 per share for gross proceeds of $400,000.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Unaudited - Stated in Canadian Dollars)
For the six month periods ended June 30, 2010 and 2009

10.	Subsequent Events (continued)

c)

On December 22, 2010, the Company closed a share exchange agreement (the “Agreement”) with Newcastle Resources Ltd. (“Newcastle”), a company incorporated in the Province of Ontario, Canada and with certain accepting shareholders of the Company, whereby Newcastle made an offer to acquire the issued and outstanding common shares of the Company in exchange for the issuance of voting common shares of Newcastle, class B voting preferred shares and class C voting preferred shares of Newcastle. Pursuant to the Agreement, the exchanging shareholders of the Company will receive 2.29 common shares, 1.147 class B preferred shares and 1.147 class C preferred shares of Newcastle for each common share of the Company.

At closing of the transaction outlined in the Agreement noted above, Newcastle acquired 50.7% of the issued and outstanding shares of the Company from the accepting shareholders in exchange for the issuance of 11,155,162 common shares, 5,577,581 class B Preferred Shares and 5,577,581 class C convertible Preferred Shares of Newcastle (the “Acquisition”). Also at closing of the Agreement, Newcastle acquired an additional 1,000,000 common shares of the Company from treasury for $1,000,000, thereby increasing Newcastle’s ownership in the Company to 55.3%.

Following the acquisition of the shares of the Company, Newcastle’s business has become the development of hair cell replication technology. As the former shareholders of the Company will control more than 50% of the issued and outstanding voting shares of Newcastle after the closing of the transaction, the Acquisition will be accounted for as a recapitalization of the Company. Following accounting rules applicable to a reverse acquisition, the Company is considered the acquirer and the financial statements will be presented as a continuation of the Company.

At the Closing, stock options outstanding and exercisable for common shares of the Company were cancelled and such options reissued and exercisable for common shares of Newcastle.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Unaudited - Stated in Canadian Dollars)
For the six month periods ended June 30, 2010 and 2009

11.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the Unites States (“US GAAP”).

Subsequent Events

In May 2009, the FASB issued ASC No. 855, “Subsequent Events,” which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date and up to the date the financial statements are issued. ASC 855 was effective for financial statements issued for interim and annual periods ending after June 15, 2009 and did not have any impact on the Company’s financial statements.

Uncertain Tax Positions

FASB issued an accounting pronouncement, ASC 740 "Accounting for Uncertainty in Income Taxes". ASC 740 prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. ASC 740 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

The Company’s tax returns are subject to tax examinations by tax authorities until the respective statute of limitation. It is subject to tax examinations by tax authorities for all taxation years commencing on or after 2006. Management’s analysis of ASC 740 supports the conclusion that the Company does not have any accruals for uncertain tax positions as of December 31, 2009, 2008 and 2007. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, the Company charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Unaudited - Stated in Canadian Dollars)
For the six month periods ended June 30, 2010 and 2009

11.	Differences Between Canadian and United States Generally Accepted Accounting Principles- Continued

For the six months ended June 30, 2010 and 2009, there are no material differences between Canadian GAAP and US GAAP.

For US GAAP purposes, all share-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, US GAAP requires the Company to estimate forfeitures. For Canadian GAAP, the Company accounts for forfeitures as they occur. The effect of forfeitures is not material. Accordingly no adjustments for any of the periods were required. Furthermore, the intrinsic value for the outstanding options was $Nil.

Accounting Standards Not Yet Effective

In June 2009, new guidance relating to the accounting for transfers of financial assets was issued. The new guidance, which was issued as, Accounting for Transfers of Financial Assets, has not yet been adopted into Codification. The new standard eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. The new guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this standard did not have material impact on the Company’s financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-09, “Subsequent Events”. This Update clarifies the financial statement issuance dates that potentially conflict with some of the Securities and Exchange Commission’s guidance. The amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the standard did not have material impact on the Company’s financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation – Stock Compensation (Topic 718). The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The Company is currently evaluating the impact of this update on the financial statements.

TRICHOSCIENCE INNOVATIONS INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Unaudited - Stated in Canadian Dollars)
For the six month periods ended June 30, 2010 and 2009

11.	Differences Between Canadian and United States Generally Accepted Accounting Principles- Continued

During the year ended December 31, 2008, the Company completed a stock split at a ratio of 10:8. The statements of stockholders’ equity (capital deficit) since the inception date are presented as follow:

						Deficit
STATEMENTS OF STOCKHOLDERS’ EQUITY (CAPITAL DEFICIT)		Common Stock				Accumulated
				Share	Additional	During the
			Share	Subscriptions	Paid-in	Development
	Shares	Amount	Subscriptions	Receivable	Capital	Stage	Total
Balance, September 7, 2006	-	$-	$-	$-	$-	$-	$-
Capital stock issued for cash on September 7, 2006 – at $0.0000015	4,480,000	-	-	-	-	-	-
Net loss for the period	-	-	-	-	-	(5,089)	(5,089)
Balance, December 31, 2006	4,480,000	-	-	-	-	(5,089)	(5,089)
Capital stock issued on September 1, 2007 as consideration for an intellectual property option agreement	3,520,000	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	(29,114)	(29,114)
Balance, December 31, 2007	8,000,000	-	-	-	-	(34,203)	(34,203)
Shares subscribed on August 15, 2008 – at $1.00	-	-	40,000	-	-	-	40,000
Net loss for the year	-	-	-	-	-	(23,194)	(23,194)
Balance, December 31, 2008	8,000,000	-	40,000	-	-	(57,397)	(17,397)
Capital stock issued for cash on August 26, 2009 – at $1.00	1,142,300	1,142,300	-	-	-	-	1,142,300
Cancellation of subscription agreements on December 1, 2009 – at $1.00	-	-	(20,000)	-	-	-	(20,000)
Shares issued for which cash was received in February 2010 – at $1.00	12,500	12,500	-	(12,500)	-	-	-
Shares subscribed on August 28, 2009 – at $1.00	-	-	10,000	-	-	-	10,000
Net loss for the year	-	-	-	-	-	(557,860)	(557,860)
Balance, December 31, 2009	9,154,800	1,154,800	30,000	(12,500)	-	(615,257)	557,043
Shares issued on February 2, 2010 for cash was received in 2008 – at $1,00	20,000	20,000	(20,000)	-	-	-	-
Shares issued on February 2, 2010 – at $1.00	10,000	10,000	-	-	-	-	10,000
Cash were received in February 2010 for shares issued during 2009	-	-	-	12,500	-	-	12,500
Cancellation of subscription agreement on June 1, 2010 – at $1.00	-	-	(10,000)	-	-	-	(10,000)
Stock based compensation	-	-	-	-	67,489	-	67,489
Net loss for the period	-	-	-	-	-	(685,683)	(685,683)
Balance, June 30, 2010 (unaudited)	9,184,000	$1,184,800	$-	$-	$67,489	$(1,300,940)	$(48,651)

NEWCASTLE RESOURCES LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Expressed in Canadian dollars)

Unaudited Pro Forma Consolidated Balance Sheet as at June 30, 2010

Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2010

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2009

Notes to the Unaudited Pro Forma Consolidated Financial Statements

Newcastle Resources Ltd.
Pro Forma Consolidated Balance Sheet
June 30, 2010
(Unaudited – Expressed in Canadian dollars)

	Newcastle	Trichoscience
	Resources Ltd.	Innovations Inc.
	As at	As at			Proforma	Proforma
	June 30, 2010	June 30, 2010	Notes		Adjustments	Consolidated
ASSETS

Current
Cash and cash equivalents	$31,093	$69,305	4	(a)(i)	$351,369	$1,471,967
			4	(a)(ii)	620,000
			4	(b)	200
			4	(e)	400,000
Funds held in trust	-	270,000	4	(g)	(270,000)	-
Marketable securities	100,800	-				100,800
Receivables	2,196	-				2,196
Prepaid expenses	-	50,042				50,042
	134,089	389,347			1,101,569	1,625,005

Property and equipment	-	27,534				27,534
Mineral property	1	-	4	(f)	(1)	-

TOTAL ASSETS	$134,090	$416,881			$1,101,568	$1,652,539

LIABILITIES

Current
Accounts payable and accrued liabilities	$18,389	$195,532	4	(c)	$2,500	$216,421
Share subscriptions	-	270,000	4	(g)	(270,000)	-
Advances and loans payable	259,829	-	4	(a)(i)	(113,678)	146,151
	278,218	465,532			(381,178)	362,572

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIT)

Share capital	8,827,569	1,184,800	4	(a)(i)	465,047	3,450,919
			4	(a)(i)	44,833
			4	(a)(ii)	620,000
			4	(b)	200
			4	(c)	425,000
			4	(c)	500,000
			4	(d)	(9,337,449)
			4	(d)	320,919
			4	(e)	400,000
Contributed surplus	236,808	67,489	4	(d)	(236,808)	67,489
Accumulated deficit	(9,208,505)	(1,300,940)	4	(a)(i)	(44,833)	(2,228,441)
			4	(c)	(2,500)
			4	(c)	(425,000)
			4	(c)	(500,000)
			4	(d)	9,253,338
			4	(f)	(1)
	(144,128)	(48,651)			1,482,746	1,289,967
LIABILITIES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIT)	$134,090	$416,881			$1,101,568	$1,652,539

Newcastle Resources Ltd.
Pro Forma Consolidated Statement of Operations
Six months ended June 30, 2010
(Unaudited – Expressed in Canadian dollars)

	Newcastle	Trichoscience
	Resources Ltd.	Innovations Inc.
	Six months	Six months
	ended June 30,	ended June 30,			Pro Forma	Pro Forma
	2010	2010	Notes		Adjustments	Consolidated

EXPENSES:
CLINICAL DEVELOPMENT
Clinical trials	$-	$228,344				$228,344

RESEARCH AND DEVELOPMENT
Consulting	-	100,657				100,657

SALES AND MARKETING
Consulting	-	35,553				35,553

GENERAL AND ADMINISTRATIVE EXPENSES
Accounting and audit	850	-				850
Amortization	-	3,408				3,408
Consulting fees	1,000	78,245				79,245
Insurance	-	10,629				10,629
Interest and bank charges	49	-				49
Legal fees	19,930	37,333				57,263
Management fees	18,000	-				18,000
Payroll	-	44,472				44,472
Property investigations	625	-	4	(f)	(625)	-
Rent, office, and administration	3,232	54,246				57,478
Stock-based compensation	-	67,489				67,489
Transfer agent and filing fees	9,480	-				9,480
Travel and entertainment	940	25,307				26,247

LOSS BEFORE OTHER ITEMS	(54,106)	(685,683)			(625)	(739,164)

OTHER ITEMS
Foreign exchange gain	248	-				248
Gain on option of mineral property	87,956	-	4	(f)	(87,956)	-
Unrealized gain on marketable securities	12,600	-				12,600

NET INCOME (LOSS) FOR THE PERIOD	$46,698	$(685,683)			$(88,581)	$(726,316)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	1,258,797	9,179,062				12,413,962

BASIC AND DILUTED INCOME (LOSS) PER SHARE	$0.04	$(0.07)				$(0.06)

The accompanying notes are an integral part of these unaudited consolidated pro-forma financial statements.

Newcastle Resources Ltd.
Pro Forma Consolidated Statement of Operations
Year ended December 31, 2009
(Unaudited – Expressed in Canadian dollars)

	Newcastle	Trichoscience
	Resources Ltd.	Innovations Inc.
	Year ended	Year ended
	December 31,	December 31,			Pro Forma	Pro Forma
	2009	2009	Notes		Adjustments	Consolidated

EXPENSES:
CLINICAL DEVELOPMENT
Clinical trials	$-	$275,925				$275,925

RESEARCH AND DEVELOPMENT
Consulting	-	49,000				49,000
Intellectual property costs	-	28,186				28,186

SALES AND MARKETING
Consulting	-	30,750				30,750

GENERAL AND ADMINISTRATIVE EXPENSES
Accounting and audit	25,835	20,000				45,835
Amortization	-	2,451				2,451
Consulting fees	8,880	78,553				87,433
Directors fees	1,000	-				1,000
Interest and bank charges	565	-				565
Legal fees	37,464	51,164	4	(c)	$2,500	91,128
Management fees	33,000	-				33,000
Rent, office, and administration	8,162	7,088				15,250
Stock based compensation	-	-	4	(a)(i)	44,833	969,833
			4	(c)	425,000
			4	(c)	500,000
Transfer agent and filing fees	24,321	-				24,321
Travel and entertainment	781	14,743				15,524

LOSS BEFORE OTHER ITEMS	(140,008)	(557,860)			972,333	(1,670,201)

OTHER ITEMS
Foreign exchange gain	42,439	-				42,439
Gain on option of mineral property	154,802	-	4	(f)	(154,802)	-
Gain on sale of marketable securities	22,423	-				22,423

NET INCOME (LOSS) FOR THE PERIOD	$79,656	$(557,860)			817,531	$(1,605,339)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	1,258,797	8,370,054				12,413,962

BASIC AND DILUTED INCOME (LOSS) PER SHARE	$0.06	$(0.06)				$(0.13)

The accompanying notes are an integral part of these consolidated pro-forma financial statements.

Newcastle Resources Ltd.
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)

1.	Basis of presentation

The unaudited pro forma consolidated financial statements of Newcastle Resources Ltd. (“Newcastle” or the “Company”) reflects financial information which gives pro forma effect to the issuance of common and preferred shares of Newcastle in exchange for a controlling interest in TrichoScience Innovations Inc. (“TrichoScience”). These pro forma consolidated financial statements have been prepared by management giving effect to the Share Exchange Agreement dated December 22, 2010, (the “Agreement”) between Newcastle, TrichoScience and the accepting shareholders of TrichoScience (“Accepting Shareholders”). At closing of the transaction outlined in the Agreement, Newcastle acquired 50.7% of the issued and outstanding shares of TrichoScience from the Accepting Shareholders in exchange for the issuance of 11,155,165 common shares, 5,577,581 class B Preferred Shares and 5,577,581 class C Convertible Preferred Shares of Newcastle. Also at the Closing of the Agreement, Newcastle acquired an additional 1,000,000 common shares of TrichoScience from treasury for $1,000,000 in cash, thereby increasing Newcastle’s ownership in TrichoScience to 55.3%. These pro-forma consolidated financial statements are prepared on the basis of the assumptions and adjustments made by management as described in Note 4 below.

The Pro-Forma Consolidated Statements included herein reflects the transaction as a recapitalization of TrichoScience and follows accounting recommendations applicable for reverse acquisitions (“RTO”). Such financial information has been prepared from, and should be read in conjunction with, the historical financial statements and notes thereto included elsewhere in Newcastle’s 20-F Annual Report for the year ended December 31, 2009 and in this 20-F Shell Company Report.

The unaudited pro forma consolidated financial information reflects financial information which gives pro forma effect to the issuance of 11,155,165 common shares, 5,577,581 class B Preferred Shares and 5,577,581 class C Preferred Shares of the Company in exchange for a controlling interest in the common shares of TrichoScience.

The Pro-Forma Consolidated Statements of Operations give effect to the transaction as if it had occurred at January 1, 2009 combining the results of Newcastle with the results of TrichoScience for the year ended December 31, 2009. In addition, the pro-forma consolidated interim statement of operations combines the results of Newcastle and TrichoScience for the six-month period ended June 30, 2010. The Pro-Forma Consolidated Balance Sheet was prepared as if the above acquisition occurred on June 30, 2010 combining the June 30, 2010 financial position of Newcastle with that of TrichoScience.

The Pro-Forma Consolidated Financial Information is prepared by management and is unaudited. It is management’s opinion that the unaudited pro forma consolidated financial information includes all adjustments necessary for the fair presentation, in all material respects, of the contemplated transactions in accordance with generally accepted accounting principles in the United States (“US GAAP”) applied on a basis consistent with TrichoScience’s accounting policies and the acquisition transaction as described in the notes to pro forma consolidated financial information. The Pro-Forma Consolidated Financial Information is not necessarily indicative of the consolidated results which actually would have occurred if the above transaction had been consummated at the beginning of the periods presented; nor does it purport to present the results of operations for future periods.

2.	Significant accounting policies

The unaudited pro forma consolidated financial information prepared in accordance with US GAAP has been compiled using the significant accounting policies as set out in the unaudited financial statements of TrichoScience as at and for the six months ended June 30, 2010 and the financial statements of TrichoScience as at December 31, 2009 and for the year then ended. The significant accounting policies of Newcastle conform in all material respects to those of TrichoScience.

3.	Reverse take-over

At closing of the transaction outlined in the Agreement (“the Closing”), Newcastle acquired 50.7% of the issued and outstanding shares of TrichoScience from the Accepting Shareholders in exchange for the issuance of 11,155,165 common shares, 5,577,581 class B Preferred Shares and 5,577,581 class C Convertible Preferred Shares of Newcastle (the “Acquisition”). Also at the Closing of the Agreement, Newcastle acquired an additional 1,000,000 common shares of TrichoScience for $1,000,000 in cash, thereby increasing Newcastle’s ownership in TrichoScience to 55.3%.

Each class B Preferred Share is voting and will be extinguished on the date on which:

Newcastle has purchased common shares of TrichoScience from the treasury of TrichoScience in the aggregate amount of not less than $3,000,000 provided Newcastle raises proceeds to make these investments by selling shares at not less than $1 per share; and

Newcastle has acquired at least 90% of the issued and outstanding common shares of TrichoScience.

The class B preferred shares cannot be sold, transferred or otherwise disposed of without the consent of the Company’s directors.

Each class C Convertible Preferred Share is voting and convertible into ½ common share of Newcastle upon approval by the United States Food and Drug Administration of the commercial sale of TrichoScience’s hair cell replication technology in the United States. The class C Convertible preferred shares cannot be sold, transferred or otherwise disposed of without the consent of the Company’s directors.

As the former shareholders of TrichoScience will control more than 50% of the issued and outstanding voting shares of Newcastle after the closing of the transaction, the Acquisition has been accounted for as a recapitalization of TrichoScience. Following accounting rules applicable to an RTO, TrichoScience is considered the acquirer and the financial statements will be presented as a continuation of TrichoScience. The value attributable to the common shares reflects the carrying value (which approximates fair value) of the net assets of Newcastle. No amount has been allocated to the class B preferred shares or the class C preferred shares due to these share having assessed nominal value at the time of closing.

At the Closing, stock options outstanding in TrichoScience were cancelled and such options reissued by Newcastle.

At the Closing, the TrichoScience shareholders who received shares of Newcastle in connection with the Closing deposited such shares with a trustee pursuant to the terms of a pooling agreement entered into with Newcastle and the trustee. Such shares will be subject to a timed release schedule under which 15% of such shares will be released on the first day of each of our fiscal quarters occurring after the first anniversary of the Closing.

Further, in connection with the Closing, Newcastle completed a private placement, pursuant to which the Company issued 1,240,000 common shares at a price of US$0.50 per share for gross proceeds of US$620,000. Newcastle also issued an aggregate of 2,000,000 class C voting convertible preferred shares to two investors for nominal consideration. See Note 4(b).

As a result of the acquisition of the shares of TrichoScience, the Company’s business has become the development of hair cell replication technology.

3.	Reverse take-over (continued)

In contemplation of the TrichoScience acquisition, on October 29, 2010, Newcastle entered into a share exchange agreement (the " 583885 Agreement" ) with 583885 BC Ltd. and the shareholders of 583885 BC Ltd. pursuant to which Newcastle agreed to acquire all of the issued and outstanding shares of 583885 BC Ltd. from its shareholders. The closing of the 583885 Agreement occurred on the same date as the Closing at which time Newcastle issued an aggregate of 4,400,000 common shares to the 583885 BC Ltd. shareholders on a pro rata basis.

At the Closing, certain shareholders of 583885 who were issued an aggregate of 3,400,000 shares of Newcastle, our company, in connection with the 583885 Agreement deposited such shares with an escrow agent pursuant to the terms of an escrow agreement entered into with Newcastle and the escrow agent. These shares will be released upon the occurrence of certain milestones as set out in the escrow agreement. See Note 4(c).

4.	Pro forma assumptions and adjustments

	(a)	In connection with the RTO, Newcastle completed two private placements as follows:

(i)

On August 23, 2010, Newcastle completed a private placement for the issuance of 9,000,000 shares at US$0.05 per share for gross proceeds of $465,047 (US$450,000), of which $113,678 (US$110,000) had been previously advanced to the Company in contemplation of the issuance and was included in advances and loans payable at June 30, 2010. In connection with this private placement, as the common shares were issued at price below the quoted market price of its common stock, Newcastle recorded a compensation charge of $44,833 relating to an officer who participated in this private placement.

(ii) Concurrent with the closing of the Acquisition, Newcastle issued 1,240,000 shares at US$0.50 ($0.50) per share for gross proceeds of US$620,000 ($620,000).

(b)

Under the terms of the Agreement, the proceeds from the private placement were used by Newcastle to purchase 1,000,000 common shares of TrichoScience at $1.00 per share. Newcastle issued 2,000,000 class C Convertible Preferred Shares at a price of $0.0001 in relation to the Acquisition for gross proceeds of $200. The fair value of the convertible preferred shares is highly uncertain due to likelihood of the contingent conversion feature being tied to performance conditions are uncertain of being met in the near future.

(c)

Concurrent with the RTO, Newcastle also acquired all of the outstanding common shares of 583885 B.C. Ltd. (" 583885" ), a private company controlled by the incoming Chief Executive Officer of the Company and certain of the Accepting Shareholders, in exchange for 4,400,000 common shares of Newcastle. 583885 was inactive and did not have any assets and had $2,500 in liabilities at the date of acquisition.

Of the total, 3,400,000 common shares issued for the acquisition of 583885 were placed into escrow, to be released upon the consolidated entity' s achievement of certain milestones. This share based payment is considered a compensatory award for accounting purposes and therefore, an amount of $425,000 was recognized as stock-based compensation in respect to the fair value of 850,000 common shares to be released from escrow at the closing of the transaction. Compensation expense relating to the remaining 2,550,000 common shares will be recognized in the period the milestones are achieved as at the time of the acquisition, their release from escrow is uncertain.

The other 1,000,000 common shares issued were considered compensatory and an amount of $500,000 for the fair value of the shares issued was recorded as stock-based compensation.

4.	Pro forma assumptions and adjustments (continued)

	(d)	As Newcastle is considered as a shell company, the shares are considered issued in exchange for the net assets of Newcastle as follows:

		Pre Acquisition
		Adjustment (Note
	Actual	4(a)(i)	As adjusted

Cash	$31,093	$351,369	$382,462
Marketable securities	100,800	-	100,800
Other receivables	2,196	-	2,196
Mineral property interests	1	-	1
Accounts payable and accrued liabilities	(18,389)	-	(18,389)
Advances and loans payable	(259,829)	113,678	(146,151)

Net assets (liabilities) acquired	$(144,128)	$465,047	$320,919

The fair value of net assets acquired is credited to share capital.

(e)	Subsequent to June 30, 2010, TrichoScience completed a private placement of 400,000 common shares at $1 per share for total proceeds of $400,000.

(f)

In contemplation of the share exchange transaction with TrichoScience’s shareholders and change of business focus, the Company has entered into an agreement to dispose of its remaining mining permits in exchange for cash. The carrying value of the disposed assets had previously been written down to $1 by Newcastle. Historical operations relating to Newcastle’s mineral exploration activity will be treated as discontinued operations which have been excluded from the pro-forma consolidated statement of operations.

(g)	Prior to the closing of the Acquisition, Trichoscience cancelled share subscriptions for 270,000 at $1.00 per share and the funds were returned to the subscribers.

(h)

In connection with the RTO, all of the outstanding stock options to acquire shares of TrichoScience at $1.00 per share were cancelled and each of the holders of TrichoScience stock options was granted one stock option exercisable into common shares of Newcastle on a 1:1 basis. This cancellation and reissuance is accounted for as a modification of the awards but the incremental value of the awards was determined to be $Nil.

5.	Pro forma share capital

As of June 30, 2010 Newcastle’s authorized capital consisted of an unlimited number of common shares without par value and an unlimited number of Class A non-voting, convertible, redeemable, non-cumulative 6% preference shares without par value. Pursuant to the terms of the Agreement, on December 22, 2010, Newcastle’s board of directors authorized a change to our authorized share capital approve the issuance of an unlimited number of class B voting preferred shares and class C voting preferred shares, each having no par value.

After giving effect to the pro forma assumptions and adjustments in Note 4, the issued share capital of Newcastle will be as follows:

	Common Shares
	Number	Amount

Balance, Newcastle, June 30, 2010	1,258,797	$8,827,569
Private Placement (Note 4(a)(i))	9,000,000	509,880
Private Placement (Note 4(a)(ii))	1,240,000	620,000
Acquisition of Trichoscience (Note 3 and Note 4(d))	11,155,165	320,919
Acquisition of 583885 B.C. Ltd. (Note 4(c))	4,400,000	925,000
Adjustment of Newcastle’s share capital	–	(9,337,449)
Adjustment for Trichoscience’s share capital	–	1,184,800
Trichoscience Private Placement (Note 4(e))	–	400,000

	27,053,962	3,450,719

	Class B Preferred Shares
	Number	Amount

Acquisition of Trichoscience (Note 3)	5,577,581	-

	Class C Preferred Shares
	Number	Amount
Acquisition of Trichoscience (Note 3)	5,577,581	-
Issuance of shares as finder’s fee (Note 4 (b))	2,000,000	200
	7,577,581	200
Pro forma balance, June 30, 2010		3,450,919

ITEM 18.        Financial Statements

Refer to Item 17 Financial Statements.

ITEM 19.         Exhibits

The following exhibits are being filed as part of this shell company report, or are incorporated by reference where indicated:

(1)	Articles of Incorporation and By-laws:
1.1	Articles of Incorporation (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).
1.2	Supplementary Letters Patent dated October 16, 1970 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).
1.3	Articles of Revival dated September 25, 1987 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).
1.4	Articles of Amendment dated March 26, 1991 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).
1.5	Articles of Revival dated February 3, 1995 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).
1.6	Articles of Amendment dated June 19, 1995 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).
1.7	Articles of Amendment dated October 2, 1998 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).
1.8	Articles of Amendment dated May 6, 2004 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).
1.9	By-laws (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).
1.10*	Articles of Amendment dated December 22, 2010
(4)	Material Contracts
4.1*	Share Exchange Agreement dated October 29, 2010 with Trichoscience Innovations Inc. and the shareholders of Trichoscience Innovations Inc.
4.2*	Pooling Agreement dated December 22, 2010.
4.3*	Share Exchange Agreement dated October 29, 2010 with 583885 B.C. Ltd. and the shareholders of 583885 B.C. Ltd.
4.4*	Escrow Agreement dated December 22, 2010.
4.5*	Corporate Consulting Services Agreement dated June 1, 2010 among TrichoScience Innovations Inc. and 583885 B.C. Ltd.
(11)	Code of Ethics
11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

NEWCASTLE RESOURCES LTD.

Per:   /s/ David Hall
          David Hall
          President and Director

Dated : December 27, 2010