Form 20-F
period 2010-12-31
NEWCASTLE RESOURCES LTD.
filed 2011-05-03
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ____________________  to ____________________

Commission file number 000-50112

NEWCASTLE RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Ontario, Canada
(Jurisdiction of incorporation or organization)

Suite 1225 – 888 Dunsmuir Street
Vancouver, British Columbia, Canada V6K 3C4
(Address of principal executive offices)

David Hall, President,
604.639.1220
Suite 1225 – 888 Dunsmuir Street
Vancouver, British Columbia, Canada V6K 3C4
Facsimile: 604.699.8701
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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 40,550,006 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
[   ] YES    [X] NO

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
[   ] YES     [   ] NO

GENERAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, including the risks in the section entitled “Risk Factors” commencing on page 7, uncertainties and other factors, which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include:

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

As used in this annual report, the terms “we”, “us”, “our”, and “Newcastle” mean Newcastle Resources Ltd., an Ontario, Canada, corporation, and our subsidiaries, TrichoScience Innovations Inc. and 583885 B.C. Ltd., as applicable. Unless otherwise stated, “$”, when used in this Form 20-F, refers to Canadian dollars.

PART I

ITEM 1.           Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.           Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.           Key Information

A.           Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the five fiscal years ended December 31, 2010. The information presented below for the five year period ended December 31, 2010 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars – Calculated in accordance with Canadian GAAP)

	Year ended Dec. 31, 2010 (audited)	Year ended Dec. 31, 2009 (audited)	Year ended Dec. 31, 2008 (audited)	Year ended Dec. 31, 2007 (audited)	From Inception (September 7, 2006) to Dec. 31, 2006 (unaudited)
Net sales or operating revenues	$-	$-	$-	$-	$-
Total expenses	2,404,097	557,860	23,194	29,114	5,089
Loss from operations and continuing operations	(2,404,097)	(557,860)	(23,194)	(29,114)	(5,089)
Net loss	(2,404,097)	(557,860)	(23,194)	(29,114)	(5,089)
Basic and diluted loss from operations and continuing operations, per share	(0.11)	(0.03)	(0.00)	(0.00)	(0.00)
Total assets	1,308,742	644,466	-	-	-
Net assets (capital deficit)	357,807	557,043	(17,397)	(29,114)	(5,089)
Share capital	2,312,152	1,154,800	-	-	-
Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	21,567,675	19,211,792	18,362,407	12,961,344	10,282,948
Long-term debt	-	-	-	-	-

Reconciliation to United States Generally Accepted Accounting Principles

The following table shows a reconciliation of selected financial data to United States generally accepted accounting principles (“US GAAP”). For more information, please refer to Note 15 to our consolidated financial statements for the year ended December 31, 2010 as included in this Form 20-F.

Selected Financial Data
(Stated in Canadian Dollars – Calculated in accordance with US GAAP)

	Year ended Dec. 31, 2010 (audited)	Year ended Dec. 31, 2009 (audited)	Year ended Dec. 31, 2008 (audited)	Year ended Dec. 31, 2007 (audited)	From Inception (September 7, 2006) to Dec. 31, 2006 (unaudited)
Net sales or operating revenues	$-	$-	$-	$-	$-
Total expenses	2,404,097	557,860	23,194	29,114	5,089
Loss from operations and continuing operations	(2,404,097)	(557,860)	(23,194)	(29,114)	(5,089)
Net loss	(2,404,097)	(557,860)	(23,194)	(29,114)	(5,089)
Basic and diluted loss from operations and continuing operations, per share	(0.11)	(0.03)	(0.00)	(0.00)	(0.00)
Total assets	1,308,742	644,466	-	-	-
Net assets (capital deficit)	685,447	557,043	(17,397)	(29,114)	(5,089)
Share capital	2,312,512	1,154,800	-	-	-
Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	21,567,675	19,211,792	18,362,407	12,961,344	10,282,948
Long-term debt	-	-	-	-	-

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 28, 2011, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rate of the Bank of Canada), was Cdn.$0.95 for each one US dollar. For the past five fiscal years ended December 31, 2010 and for the monthly periods subsequent to that date, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year	Average
December 31, 2006	1.1340
December 31, 2007	1.0742
December 31, 2008	1.0659
December 31, 2009	1.1409
December 31, 2010	1.0223

Month	High / Low
November 2010	1.0266/1.0012
December 2010	1.0176/1.0004
January 2011	1.0020/0.9864
February 2011	0.9955/0.9737
March 2011	0.9921/0.9686
April 2011	0.9689/0.9518

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements.

The common shares of our company are considered speculative. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing any shares of our company. Our business, operating and financial condition could be harmed due to any of the following risks.

Risks Relating to our Business

Our company currently does not generate revenue from its planned operations, and as a result, it faces a high risk of business failure.

We have not generated any revenues from our planned operations to date. As of December 31, 2010, we had accumulated $2,084,184 in losses since inception. Our business is focused on the development of a new hair cell replication technology. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

Our auditors’ opinion on our December 31, 2010 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $2,084,184 for the cumulative period from September 7, 2006 (inception) to December 31, 2010. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern, as described by our auditors with respect to the financial statements for the year ended December 31, 2010. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

Our business is at an early stage of development and difficulties obtaining regulatory approval, technical deficiencies and other challenges may hinder the development and marketing of our hair cell replication technology.

Our hair cell replication technology is at an early stage of development and we may not develop hair cell replication technology that can be commercialized. We are still in the early stages of identifying and conducting research on our technology. Our technology will require significant research and development and preclinical and clinical testing prior to regulatory approval, if required, being obtained in the United States or other countries. We may not be able to obtain regulatory approvals, if required, to complete necessary clinical trials for our hair cell replication technology, or to commercialize it. Our technology may prove to have undesirable and unintended side effects, or other characteristics adversely affecting its safety, efficacy or cost-effectiveness could prevent or limit its use. Our technology may fail to provide its intended benefit, or achieve benefits equal to or better than our competitor’s products at the time of testing or production and, if so, our business may fail.

Our clinical trials may fail to produce successful results or could be suspended due to unacceptable safety risks, which could cause our business to fail.

Clinical trials are subject to extensive regulatory requirements, and are very expensive, time-consuming and difficult to design and implement, in part because they may be subject to rigorous regulatory requirements. Our products may fail to achieve necessary safety and efficacy endpoints during clinical trials. We believe that our clinical trials will take a substantial period of time to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: unforeseen safety issues; lack of effectiveness during clinical trials; slower than expected rates of patient recruitment; and inability to monitor patients adequately during or after treatment. In addition, we or regulatory officials may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks. If our clinical trials fail to produce successful results, or are suspended due to unacceptable safety risks, our business may fail.

Our success depends on the acceptance of our hair cell replication technology by the medical community and consumers as a safe and effective solution.

The success of our hair cell replication technology will depend on its acceptance by potential consumers and the medical community. Because our technology is new in the treatment of pattern baldness, the long term effects of using our new hair cell replication technology are unknown. The results of short-term clinical trials do not necessarily predict long-term clinical benefit or reveal adverse effects. If results obtained from future commercial experience indicate that our hair cell replication technology is not as safe or effective as other hair restoration treatments, adoption of this technology by consumers and the medical community may suffer and our business will be harmed.

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

We currently have patent applications pending in the United States and several other countries around the world. Our pending patent applications may not result in the issuance of any patents. The applications may not be sufficient to meet the statutory requirements for patentability in all cases or may be the subject of interference proceedings by patent offices. These proceedings determine the priority of inventions and, thus, the right to a patent for technology. In the past, our patent applications have experienced delays and our patent applications may be delayed in the future. If others file patent applications or obtain patents similar to those we have licensed, such patents may restrict the use of our discoveries. The risk of third parties obtaining patents and filing patent applications will continue to increase as the hair restoration market expands. We cannot predict the ultimate scope and validity of existing patents and patents that may be granted to third parties, nor can we predict the extent to which we may wish or be required to obtain licenses to use such patents, or the availability and cost of acquiring such licenses. To the extent that licenses are required, the owners of the patents could bring legal actions against us to claim damages or to stop our manufacturing and marketing of the affected technology. If we become involved in patent litigation, it could consume a substantial portion of our resources.

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

Our company is subject to regulation by domestic and foreign governmental agencies with respect to many aspects of developing hair cell replication technology. In addition, relevant new legislation or regulation could occur. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our company’s business, or the application of existing laws and regulations to hair cell replication technology, could have a material adverse effect on our company’s business, prospects, financial condition and results of operations.

Risks Relating to our Management

We are dependent on the services of certain key consultants and the loss of any of these key consultants may have a materially adverse effect on our company.

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

Our company’s by-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any loss, damage or expense incurred by our company which may happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our company’s officers and directors and may discourage or deter our shareholders from suing our company’s officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

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

Trading of our company’s common shares on the OTC Bulletin Board is limited and sporadic, making it difficult for our company’s shareholders to sell their shares or liquidate their investments.

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

Because our company’s success is highly dependent upon our directors, officers and consultants, we have granted, and may again in the future grant, options to some or all of our key officers, directors, employees and consultants to purchase our common shares as non-cash incentives. Options may be granted at exercise prices below that of our common shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of our company’s other shareholders may be diluted.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if our company issues additional shares or raises funds through the sale of equity securities.

In the event that our company is required to issue additional shares in order to raise financing, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. The dilution may result in a decline in the market price of our company’s shares.

Penny stock rules limit the ability of our shareholders to sell their stock.

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

ITEM 4.           Information on Newcastle Resources Ltd.

A.           History and Development of Newcastle Resources Ltd.

Name

Our legal name is “Newcastle Resources Ltd.”. We also do business under the name “RepliCel Life Sciences”.

Principal Office

Our principal office is located at Suite 1225 – 888 Dunsmuir Street, Vancouver, British Columbia, Canada V6K 3C4. Our telephone number is (604) 248-8730 and our facsimile number is (604) 699-8701.

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

On April 14, 2009, we entered into an option and purchase agreement with Premier Gold Mines Limited (“Premier”), whereby we optioned Premier our 100% interest in ten patented mining claims known as the Lennie Property. In order to exercise the option, Premier agreed to pay $400,000 in cash payments and issue an aggregate of 160,000 common shares of Premier to us in prescribed amounts over three years, including $100,000 (received) and 40,000 common shares (received) on signing of the agreement. In addition, Premier committed to incur a minimum of $750,000 of exploration expenditures over the three year option term, including $250,000 in the first year.

On April 1, 2010, Premier terminated the Lennie Property option agreement. In consideration for the termination, Premier agreed to issue to our company 20,000 common shares of Premier (received), pay for an environmental clean-up or remediation costs arising from Premier’s activities on the Lennie Property and deliver all technical information, surveys, data, reports and other documents related to the Lennie Property that were prepared on behalf of Premier. Premier incurred approximately $1,400,000 in exploration related expenditures on the Lennie Property in 2009. On December 22, 2010, we sold our interest in and to the Lennie Property for $150,000. In connection with this sale, a bonus of $10,000 was paid to our chief financial officer.

On August 23, 2010, Newcastle issued 9,000,000 common shares at US$0.05 per share for proceeds of $465,047 (US$450,000).

On December 22, 2010, we filed articles of amendment with the corporate registrar of the Province of Ontario, authorizing the creation of Class B preference shares and Class C preference shares.

Also on December 22, 2010, we completed the acquisition of two subsidiaries, TrichoScience Innovations Inc. (“TrichoScience”) and 583885 B.C. Ltd. (“583885”) pursuant to share exchange agreements dated October 29, 2010 with each of those companies. As a result of these acquisitions, our business has become the development of hair cell replication technology. We believe this technology has the potential to become the world’s first autologous treatment for pattern baldness and general hair loss in both men and women.

Under the TrichoScience share exchange agreement (the “TrichoScience Agreement”), we agreed to acquire a minimum of 55% and a maximum of all of the issued and outstanding common shares of TrichoScience on the basis of one unit of our company for each TrichoScience common share. Each unit consisted of 2.295300893 common shares, 1.1476504 Class B preference shares and 1.1476504 Class C preference shares. Upon the closing of the TrichoScience Agreement, we acquired a total of 4,860,000 TrichoScience common shares in exchange for the issuance of 4,860,000 units of our company comprised of an aggregate of: (i) 11,155,165 common shares; (ii) 5,577,580 Class B preference shares, and (iii) 5,577,580 Class C preference shares.

Pursuant to the terms of the TrichoScience Agreement, all shareholders of TrichoScience who did not tender their shares of TrichoScience to our company on December 22, 2010, were given the right to exchange their TrichoScience shares at any time during the following 18 months on the same exchange ratio as set forth above. As of the date of this annual report, all TrichoScience shareholders have exchanged their shares for units of our company. As a result, we issued a total (including the share issuances described in the preceding paragraph) of 22,000,000 common shares, 11,000,000 Class B shares and 11,000,000 Class C shares to the former shareholders of TrichoScience. However, because the rights and restrictions of the Class B preference shares provided that all such shares would be extinguished upon our company: (i) acquiring at least 90% of the TrichoScience shares; and (ii) investing at least $3,000,000 in TrichoScience, all of our outstanding Class B preference shares have been extinguished as of the date of this annual report.

As a result of the completion of the acquisition of all of the TrichoScience shares, TrichoScience is now a wholly-owned subsidiary of our company. All of the common shares of our company acquired by former shareholders of TrichoScience shareholders have been deposited with a trustee pursuant to the terms of a pooling agreement entered into with our company, the trustee and each of such former TrichoScience shareholders. The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the respective share exchanges. We issued all of these shares to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

Pursuant to the terms of the 583885 share exchange agreement, we acquired all of the issued and outstanding 583885 common shares in exchange for the issuance of an aggregate of 4,400,000 common shares on the basis of one of our common shares for each 583885 common share. All of these shares were issued to 583885 shareholders who are non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended. Certain shareholders of 583885 who were issued an aggregate of 3,400,000 of our common shares in connection with the share exchange deposited such shares with an escrow agent pursuant to the terms of an escrow agreement entered into among our company, the shareholders and the escrow agent. The terms of the escrow agreement provide that the shares are to be released upon the occurrence of certain milestones as set out in the escrow agreement. As at December 31, 2010, 850,000 shares had been released from escrow, leaving 2,550,000 in escrow as at that date.

In connection with the closing of the TrichoScience Agreement, TrichoScience caused all outstanding TrichoScience options to be cancelled and we agreed to grant each of the holders of such options one option to acquire one of our common shares in exchange for each TrichoScience option that was cancelled. At the same time, we completed the purchase of 1,000,000 common shares of TrichoScience from its treasury at a price of $1.00 per share. Subsequent to December 22, 2010, in accordance with the terms of the TrichoScience Agreement, we purchased an additional 2,050,000 TrichoScience common shares from its treasury at a price of $1.00 per share.

On December 22, 2010, we also issued an aggregate of 2,000,000 Class C preference shares to two investors for nominal consideration. All of these shares were issued to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

We determined to treat the acquisition of the shares of TrichoScience as a reverse acquisition for accounting purposes. As a result, our auditors changed from Manning Elliott LLP, our prior auditors, to BDO Canada LLP, the auditors of TrichoScience.

On December 22, 2010, we completed a private placement of 1,240,000 common shares at a price of US$0.50 per share for gross proceeds of $624,655 (US$620,000). We issued 1,240,000 shares to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended. We issued 40,000 shares to one U.S. person, who was an accredited investor (as that term is defined in Rule 501 of Regulation D, promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and in issuing these shares to this investor we relied on the registration exemption provided for in Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended.

On March 11, 2011, we completed a private placement of 2,550,000 common shares at a price of US$1.00 per share for gross proceeds of US$2,550,000. We also issued a total of 101,200 common shares to one finder in connection with the private placement. All of these shares were issued to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

Stock Options

On January 11, 2010, TrichoScience approved a stock option plan pursuant to which TrichoScience could grant stock options to directors, officers, employees and consultants. The maximum number of shares reserved for issue under the plan could not exceed 20% of the outstanding common shares of TrichoScience as at the date of the grant. The stock options were exercisable for a maximum of 7 years from the grant date, with various vesting terms.

On July 13, 2010, under the TrichoScience Stock Option Plan, TrichoScience granted a total of 1,485,000 options to the directors and officers and consultants of TrichoScience. The options were exercisable at $1.00 per share and had expiry dates of July 13, 2017. On December 22, 2010, in connection with the closing of the TrichoScience Agreement, all 1,485,000 stock options granted under the Trichoscience Stock Option Plan were cancelled and reissued by our company under our 2010 Stock Option Plan. Each reissued option is exercisable into one common share of our company at US$0.50 per share until July 13, 2017. The TrichoScience Stock Option Plan was cancelled subsequent to December 31, 2010.

Under various founders’ stock option agreements, certain founders of TrichoScience granted stock options to acquire 1,211,000 of their TrichoScience shares to employees and consultants of TrichoScience during the year ended December 31, 2010. Pursuant to the TrichoScience Agreement, the terms of the founders’ stock options were amended such that they became exercisable into shares of our company rather than shares of TrichoScience. All other terms remained the same. These options are between the founders and the optionees and are not outstanding stock options of our company.

On December 22, 2010, our board of directors approved the adoption of the 2010 Stock Option Plan, which was ratified and approved by our shareholders on January 5, 2011. The maximum number of our common shares which may be reserved and set aside for issuance under the stock option plan is 10% of the issued and outstanding common shares of our company’s stock on the date of issue.

On March 11, 2011, we granted 1,350,000 stock options to directors, officers, employees and consultants, with each option exercisable into one common share at US$1.00 per share until March 11, 2018.

On March 11, 2011, we also issued an aggregate of 1,350,000 stock options to directors, officers, employees and consultants of our company, with each option exercisable into one common share for US$1.00 per share until March 11, 2018. 850,000 of these options were issued to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended. 500,000 of these options were issued to one U.S. person, who is an accredited investor (as that term is defined in Rule 501 of Regulation D, promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and in issuing these options to this person we relied on the registration exemption provided for in Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended.

Capital Expenditures

During the last three fiscal years ended December 31, 2010, we did not undertake any capital expenditures. In connection with the closing of the TrichoScience Agreement, we acquired 1,000,000 common shares of TrichoScience at a price of $1.00 per share. This acquisition was internally financed, partially from the proceeds of the private placement for gross proceeds of US$620,000 that we undertook in connection with the closing of the TrichoScience Agreement, as described above under the heading “Corporate Information and Important Events”. Subsequent to December 31, 2010, as described above, we acquired an additional 2,050,000 shares of TrichoScience at a price of $1.00 per share. This acquisition was internally financed from the proceeds of our March 2011 private placement for gross proceeds of US$2,550,000, as described above under the heading “Corporate Information and Important Events”.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.           Business Overview and Plan of Operations

Overview

Prior to entering into the TrichoScience Agreement, our company did not have an operating business. Our sole business was to identify a suitable business opportunity or a suitable business with which to enter into a business combination and increase value for our shareholders. As a result of the closing of the acquisition of the shares of TrichoScience, we are now in the business of developing and patenting a new hair cell replication technology that is intended to treat pattern baldness and hair loss in men and women.

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

The product development path of our technology effectively began in 2000 with completion of initial animal trials in Germany. These experiments on mice demonstrated that hair follicle “dermal sheath cup” cells could induce successful hair growth. These results have led us to believe in the effectiveness of the procedure and its potential to become a solution to hair loss for the hair restoration market. From 2004 to 2007, the developers of our technology planned for human clinical trials and culture laboratories, and sourced initial funding. In 2007, the developers of the technology assigned the technology, including the intellectual property, to TrichoScience.

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

In contrast, our technology is designed to replicate a patient’s hair cells and rejuvenate miniaturized hair follicles, as well as inducing entirely new follicles to grow from the balding scalp. We believe there will be no pain involved, nor long recovery period. Our technology is designed to provide the ability to grow a patient’s own hair back rather than to redistribute hair from the back of the scalp to the front.

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

We have also identified a competitor in the field of cell based hair regeneration research and development: Aderans Research Institute (“Aderans”) of Atlanta, Georgia. Aderans is a cell technology researcher and developer. However, their cell-based hair restoration process is not based on the same biotechnology as our technology. Aderans uses “dermal papilla” cells in their cell replication procedure, while our technology is based on the use of “dermal sheath cup” cells.

Aderans is a research and development arm of Unihair Ltd., the world’s largest manufacturer of wigs. Unihair Ltd. is also the owner of Bosley Medical Institute Inc., the world’s largest surgical hair transplant company. Aderans has completed United Kingdom-based Phase I clinical trials of its cell-based hair regeneration procedure for men and women and, in April 2009, announced the launch of Phase II clinical studies. Phase II studies are being conducted in numerous U.S. cities, including Atlanta, Boston, New York, Raleigh, Houston and Washington DC.

Surgical Hair Restoration

Surgical hair restoration consists of a variety of medical hair restoration treatments designed to reduce baldness. These include hair transplants, flap surgery, scalp reduction and scalp expansion.

Hair transplant surgery is by far the dominant hair restoration treatment and involves the surgical removal of large portions of hair-bearing scalp from the sides or back of the head. These sections of scalp are then dissected by hand into smaller follicle clusters and transplanted to the balding areas of a patient’s scalp.

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

  completion of Phase 1a human clinical trials in Europe that commenced in December 2010;

  scheduling of Phase 2 human clinical trials in Canada, Europe and the US; and

  ongoing studies and development of our technology.

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

We received written approval to conduct the study on November 11, 2010 from the Georgian National Bioethics Committee. Biopsies from the 20 patients participating in the TS001-2009 study will be collected and sent to Innovacell Biotechnologie AG in Innsbruck, Austria for processing. The study product began being ready for injection into study participants in late February 2011. When injected, participants will not only receive an injection of their replicated cells on one part of the scalp, but will also receive an injection of placebo (cellular transport medium without replicated cells) on the other side of the scalp. This will allow for better assessment of the safety and efficacy of our technology.

We anticipate collecting data from the 6 month time point in late 2011. This data will allow for analysis of our primary endpoint of the study in the form of an interim analysis. Patients will continue participating in the study through early 2013 when the 24-month visits will be conducted.

The first patient was enrolled into the trial on December 7, 2010. The remaining patients will be enrolled in the first half of 2011.

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

We currently have four full time employees, as well as two contractors. These employees have expertise in biotechnology management, clinical trials, financial management and communications.

C.           Organizational Structure

We currently are the parent company of two wholly-owned subsidiaries: TrichoScience and 583885. TrichoScience is federally incorporated under the Business Corporations Act (Canada) and 583885 is incorporated under the laws of the Business Corporations Act (British Columbia).

D.           Property, Plant and Equipment

Our head office is located at Suite 1225 – 888 Dunsmuir Street, Vancouver, BC V6K 3C4. Research and development is being conducted under contract with the University of British Columbia by Kevin McElwee, PhD at the UBC Dermatology facilities in Vancouver and by Dr. Rolf Hoffmann in Germany. We have no current plans to construct or lease dedicated laboratory facilities.

ITEM 4A         Unresolved Staff Comments

Not applicable.

ITEM 5.           Operating and Financial Review and Prospects

The information in this section is presented in accordance with Canadian GAAP and has been reconciled to US GAAP. TrichoScience was incorporated on September 7, 2006 under the provisions of the Canada Business Corporations Act. It is a development stage company that has not yet realized any revenues from its planned operations. TrichoScience was largely inactive until 2009 and is now in the business of the development of a non-surgical hair cell replication technology to cure pattern baldness and general hair loss in both men and women. As stated above, TrichoScience is now a subsidiary of our company. As the shareholders of TrichoScience control more than 50% of the issued, voting common shares and preferred shares of our company as a result of our acquisition of the applicable shares of TrichoScience, we determined to treat the acquisition as a reverse acquisition for accounting purposes, with TrichoScience as the acquirer for accounting purposes. As such, the historical financial information included in our financial statements and in this Form 20-F, including discussion of the operating results that follow, are that of TrichoScience.

A.           Operating Results

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Our company had no revenue from operations during the years ended December 31, 2010 or 2009. General and administrative expenses totalled $1,796,495 for the year ended December 31, 2010 compared to $173,999 for the year ended December 31, 2009. The increase in general and administrative expenses was primarily the result of increased legal fees (2010: $91,190, 2009: $51,164), accounting and audit fees (2010: $53,792, 2009: $20,000), consulting fees (2010: $198,196, 2009: $78,553), computer and IT expenses (2010: $21,638, 2009: $Nil), insurance (2010: $30,472, 2009: $Nil), office and telephone (2010: $29,557, 2009: $7,088), rent (2010: $26,916, 2009: $Nil), salaries (2010: $109,830, 2009: $Nil), stock-based compensation (2010: $1,176,900, 2009: $Nil) and travel and promotion (2010: $51,065, 2009: $14,743). The increases in accounting and audit fees, computer and IT expenses, legal fees, insurance, office and telephone, rent, salaries and travel and promotion expenses were due to increased operational activities in 2010 and due to the completion of the share exchanges with TrichoScience and 583885. The increase in consulting fees related to fees paid to personnel experienced in research and development and corporate administration.

The increase in stock-based compensation expense of $1,176,900 was primarily due to the share exchange with 583885. A stock based compensation charge of $432,395 was recognized on the release of 850,000 (of 3,400,000) common shares from escrow upon the achievement of two milestones contained in the escrow agreement. Stock based compensation of $508,800 (representing the fair value of the shares issued) was recognized for the other 1,000,000 common shares issued in the 583885 share exchange.

We recognized a stock based compensation charge of $118,110 for the year ended December 31, 2010 for stock options granted under the founders stock option agreements described above under the heading “Information on Newcastle Resources Ltd. – Corporate Information and Important Events – Stock Options”. We recognized a fair value stock based compensation charge of $117,595 for the year ended December 31, 2010 for stock options granted under the Trichoscience Stock Option Plan.

During the year ended December 31, 2010, we incurred costs of $367,763 relating to our clinical trials compared to $275,925 in the year ended December 31, 2009. We incurred research and development costs of $132,100 and intellectual property costs of $50,386 in 2010 compared to research and development costs of $49,000 and intellectual property costs of $28,186 in 2009. Sales and marketing costs were $57,353 in 2010 compared to $30,750 in 2009. These increases were all the result of increased operational activities in 2010.

We incurred a net loss for the year ended December 31, 2010 of $2,404,097 or $0.11 per share on a basic and diluted basis compared to a net loss of $557,860 or $0.03 per share on a basic and diluted basis for the year ended December 31, 2009. The increased loss was the result of increased operational activities in 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Our company had no revenue from operations during the years ended December 31, 2009 or 2008. General and administrative expenses totalled $173,999 for the year ended December 31, 2009 compared to $17,380 for the year ended December 31, 2008. The increase in general and administrative expenses was primarily the result of increased legal fees (2009: $51,164, 2008: $12,258), accounting and audit fees (2009: $20,000, 2008: $Nil), consulting fees (2009: $78,553, 2008: $Nil) and travel and promotion (2009: $14,743, 2008: $Nil). The increase in legal and accounting fees and travel expenses as between 2009 and 2008 was the result of increased operational activities in 2009. The increase in consulting fees related to fees paid to personnel experienced in research and development and corporate administration.

During the year ended December 31, 2009, we incurred costs of $275,925 relating to our clinical trials compared to $Nil in the year ended December 31, 2008. We incurred research and development costs of $49,000 and intellectual property costs of $28,186 in 2009 compared to $Nil in 2008. Sales and marketing costs were $30,750 in 2009 compared to $5,814 in 2008. These increases were all the result of increased operational activities in 2009.

We incurred a net loss for the year ended December 31, 2009 of $557,860 or $0.03 per share on a basic and diluted basis compared to a net loss of $23,194 or $Nil per share on a basic and diluted basis for the year ended December 31, 2008. The increased loss was attributable to the commencement of operations in 2009.

B.           Liquidity and Capital Resources

We had working capital of $652,699 as at December 31, 2010 compared to working capital of $537,804 as at December 31, 2009.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Net cash used in Operating Activities	$(840,872)	$(506,703)	$(40,000)
Net cash provided by (used in) Investing Activities	1,089,215	(21,690)	-
Net cash provided by Financing Activities	359,275	1,132,300	40,000
Increase in Cash during the Year	$607,618	$603,907	$-
Cash, Beginning of Year	603,907	-	-
Cash, End of Year	$1,211,525	$603,907	$-

Operating Activities

During the year ended December 31, 2010, we used net cash in operating activities of $840,872 compared to $506,703 for the year ended December 31, 2009. The increase in cash used in operating activities was the result of increased operational activities in 2010, as discussed above.

Investing Activities

During the year ended December 31, 2010, the net cash provided by investing activities was $1,089,215 compared to net cash used of $21,690 for the year ended December 31, 2009. The increase is a result of the cash acquired on the closing of the TrichoScience Agreement.

Financing Activities

During the year ended December 31, 2010, TrichoScience issued 430,000 common shares at $1.00 per share for proceeds of $430,000, of which proceeds of $30,000 were received during the year ended December 31, 2009. Additionally, we incurred certain costs in connection with the TrichoScience Agreement, amounting to $53,429.

At December 31, 2010, we had working capital of $652,699. Additional working capital will be required for general and administrative expenses and to further our business plans.

On March 11, 2011, we completed a private placement of 2,550,000 common shares at US$1.00 per share for proceeds of US$2,550,000. We issued 101,200 common shares as finder’s fees in connection with the private placement.

We anticipate that we will require a minimum of approximately $1,200,000 to proceed with our plan of operations for the twelve month period ended December 31, 2011. We have no current material commitments for capital expenditures.

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

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in the auditor’s report on our annual financial statements for the year ended December 31, 2010, our independent auditors included an explanatory paragraph on their report in respect of there being substantial doubt about our ability to continue as a going concern.

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

Office equipment and website

Office equipment is recorded at cost less accumulated amortization. Our company provides for amortization, once the assets are in use, over their estimated useful lives on the declining balance method at the following rate per year: office furniture and equipment - 20%; and website - 30%. Amortization is taken at half the annual rate in the year of acquisition.

Stock based compensation

We adopted a stock option plan during the year ended December 31, 2010. In addition, certain of our founders have entered into option agreements with consultants and employees of our company. We account for all grants of options and equity instruments to employees, non-employees and directors by our company and on our behalf in accordance with the fair value method of accounting for stock-based compensation.

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

Recent Accounting Pronouncements in Canada

Business Combination, Non-controlling Interest, and Consolidation

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for our company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Early adoption of these Sections is permitted but all three sections must be applied concurrently. Our company is continuing to review the impact of the adoption of these new standards on its financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2010 will require the restatement for comparative purposes of amounts reported by our company for the year ended December 31, 2010. Adoption of IFRS as Canadian GAAP will require our company to make certain accounting policy choices and could materially impact our reported financial position and results of operations.

C.           Research and Development, Patents and Licenses etc.

We incurred research and development costs of $182,486, $77,186 and $nil in 2010, 2009 and 2008, respectively and clinical development costs of $367,763, $275,925 and $nil, in 2010, 2009 and 2008, respectively. Our research currently focuses on the development of our non-surgical hair cell replication technology. In 2008, we were granted a patent for our technology in each of Australia and the European Union. Patents in other global jurisdictions, including Canada, Japan and the United States, have been applied for and are pending. We will continue to conduct our research and development activities through contracts with the University of British Columbia, Tricholog GmbH, Pharmalog Institute fur klniische Forschung GmbH, and other research institutions and commercial entities when needed.

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

F.           Contractual Obligations

By an agreement dated September 1, 2007 and amended on December 2, 2008 between TrichoScience, the shareholders of TrichoScience, two individuals (the “Inventors”), one being an officer of TrichoScience, and a private company located in Germany owned by an officer of TrichoScience¸ TrichoScience was granted an option to obtain an exclusive right and license to use and exploit a technology under a license agreement and an assignment of clinical trial results relating to a clinical trial for non-surgical hair cell replication technology. If unexercised, the option would expire on December 31, 2009. As consideration, TrichoScience issued 4,400,000 common shares of TrichoScience to the Inventors.

Under the terms of the agreement, TrichoScience was required to complete one or more financings totalling $1,500,000 in gross proceeds to TrichoScience before the option could be exercised.

During the year ended December 31, 2009, TrichoScience exercised the option under this agreement and as a result has entered into a Clinical Trial Results Assignment Agreement and a License Agreement.

Pursuant to the Clinical Trial Results Assignment Agreement, TrichoScience agreed to fund past and future expenses of a clinical trial for a hair cell replication technology at a cost of €290,000 to be paid as follows:

i)	$220,626 (€140,000) (paid) within 14 days of the effective date of the agreement or receipt of notice that documents had been filed to obtain a production license for use in the clinical trial

ii)	$198,750 (€150,000) within 14 days of the completion of the clinical trial.

Upon the completion of the conditions noted above, TrichoScience will be assigned all the results of the clinical trial, including clinical data, analyses and intellectual property rights.

Pursuant to an agreement dated September 23, 2009, TrichoScience engaged a German company to conduct Phase I and IIA of a clinical trial at a cost of $180,200 (€120,135) plus expenses.

Under an assignment agreement, dated September 17, 2009, TrichoScience was assigned certain rights and obligations under a research agreement with a German company. Under the assignment agreement, the Germany company is obligated to undertake scientific research on behalf of TrichoScience. Under the assignment agreement, TrichoScience is required to pay a total of €23,000 in three instalments. The first instalment of 40 percent is due upon conclusion of work to be carried out by the German company. A further 30 percent of the price is due upon completion of a trial run of results of the research. The remaining 30 percent is due upon submission for national approval in Austria.

On February 12, 2010, TrichoScience signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority (together, the “Institutions”). Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and Trichoscience agreed to pay research costs totalling $472,250 as consideration for the rights to any intellectual property arising from the collaborative research agreement. TrichoScience agreed to make the following payments to the Institutions in instalments, as follows: $155,562 on execution (paid); $105,562 on July 31, 2010 (paid subsequently); $105,562 on January 31, 2011 (paid subsequently); and $105,562 on July 31, 2011.

In a sublease dated August 3, 2010, Berkeley Resources Ltd., which shares a common director with our company, agreed to sublet office space to TrichoScience for rent of $3,000 per month for a period of two years beginning August 1, 2010 and ending July 31, 2012.

We had no other contractual obligations as of December 31, 2010 or as of the date of this Form 20-F.

G.           Safe Harbor

Not applicable.

ITEM 6.           Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets out information regarding our directors, members of our administrative, supervisory and management bodies, and information regarding the founders of TrichoScience. We are required to provide information with respect to the TrichoScience founders in this annual report because TrichoScience (as our operating subsidiary) has been in business for less than five years. There are no family relationships between any of the directors, officers or founders set forth below.

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
David Hall(1)	Chief Executive Officer, President and Director	57	December 22, 2010

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Brent Petterson	Chief Financial Officer and Secretary	49	February 15, 2008
Matthew Wayrynen(1)	Founder and Director	49	December 22, 2010
Dr. Rolf Hoffmann	Chief Medical Officer and Director	49	December 22, 2010
Peter Jensen(1)	Chairman of the Board and Director	58	December 22, 2010
John Challis	Director	65	March 11, 2011
Darrell Panich	VP Clinical Affairs	40	March 15, 2010
Gemma Bayley	VP Finance	32	March 11, 2011
Dr. Jerry Shapiro	TrichoScience Founder	56	N/A
Dr. David McLean	TrichoScience Founder	63	N/A
Dr. Harvey Lui	TrichoScience Founder	49	N/A
Dr. Kevin McElwee	TrichoScience Founder	41	N/A

(1) Member of the audit committee.

David Hall – Chief Executive Officer, President and Director

Mr. Hall has almost two decades of experience in the life sciences industry. From 1994 through 2008, he served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC and currently serves as a director of the International Finance Centre. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a member of the University of British Columbia's Tech Equity Investment Committee and is a director and Chairman of the Audit Committee of GLG Lifetech Corporation.

Brent Petterson – Chief Financial Officer and Secretary

Mr. Petterson has been a certified general accountant from 1989 to the present. He has extensive experience in financial reporting matters associated with public companies. He is currently on the board of directors of Garibaldi Resources Corp., a public mineral exploration company with its shares listed on the TSX Venture Exchange.

Matthew Wayrynen – Founder and Director

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

John Challis – Director

Dr. Challis is the President and CEO of the Michael Smith Foundation for Health Research, British Columbia’s health research funding organization, to the Company’s board of directors.

Dr. Challis received his PhD from the University of Cambridge and began his career as a research scientist at the University of Oxford. In 1976, he came to Canada as a faculty member at McGill University and joined the faculty at the University of Western Ontario two years later. Dr. Challis served as founding Scientific Director of the Lawson Research Institute at St. Joseph’s Health Centre and as the Centre’s vice-president (research). In 1995, he joined the University of Toronto as Professor and Chair of the Department of Physiology and in 2001 he was appointed the founding Scientific Director of the Canadian Institute of Health Research, Institute of Human Development, Child and Youth Health. Dr. Challis served as Vice-President, Research and Associate Provost at the University of Toronto between 2003 and 2007.

In 2007, Dr. Challis was awarded The McLaughlin Medal from the Royal Society of Canada for important research of sustained excellence in medical science. In March 2009, Dr. Challis received the President’s Distinguished Scientist Award from the Society for Gynaecologic Investigation (SGI). Currently, he holds the rank of University Professor Emeritus, University of Toronto, Departments of Physiology, Medicine and Obstetrics and Gynaecology.

Dr. Challis is an internationally-recognized researcher in the fields of physiology, obstetrics and gynaecology. He is a Fellow of the Royal Society of Canada, Fellow of the Royal College of Obstetricians and Gynecologists, and Fellow of the Canadian Academy of Health Sciences. He has published more than 500 scientific papers and articles, trained more than 70 graduate students and postdoctoral fellows and has served as President of several professional associations in his field of research.

Darrell Panich, MSc, PMP, CPM - Vice President, Clinical Affairs

An experienced clinical trial management specialist, Mr. Panich has managed multinational clinical research studies in more than 15 different countries for over 20 different pharmaceutical and biotechnology companies. He obtained his Master of Science degree from the University of Alberta while conducting clinical research in neuroscience. Mr. Panich has obtained certifications in project management from the Project Management Institute (Project Management Professional; PMP) and Project Management Leadership Group (Certified Project Manager; CPM).

Gemma Bayley, CA - VP Finance

Ms. Bayley is a Chartered Accountant and holds a degree in Economics from the University of British Columbia. Ms. Bayley has spent several years in public practice specializing in the brokerage industry, as well as audit and advisory work for both private and public clients. She recently held a senior management finance role with the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games, and has a wide range of experience in accounting and finance.

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

Dr. Harvey Lui, MD, FRCPC – Founder

Dr. Lui is the Medical Director of the Vancouver General Hospital Skin Care Centre, the largest medical facility in Canaa devoted to dermatology. He is also the head of the Department of Dermatology and Skin Science at the University of British Columbia, which is the first and only academic dermatology department in Canada. After receiving his Bachelor of Science, Medical Degree, and Dermatology specialization from the University of British Columbia, Dr. Lui was a Clinical Fellow at the Massachusetts General Hospital, Harvard Medical School. Dr. Lui is a member of the American Board of Dermatology and the American Society for Laser Medicine and Surgery. Along with his duties at The Skin Care Centre and the University of British Columbia, he is also on staff at the BC Cancer Agency and the BC Children’s Hospital.

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

B.           Compensation

The following table sets out the compensation provided to our directors, members of our administrative, supervisory and management bodies and the founders of TrichoScience for performance of their duties during the fiscal year ended December 31, 2010. We are required to provide information with respect to the TrichoScience founders in this annual report because TrichoScience (as our operating subsidiary) has been in business for less than five years:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
David Hall(1) CEO, President and Director	2010	30,000	432,395	N/A	N/A	N/A	N/A	N/A	462,395
Matthew Wayrynen(2) Founder and Director	2010	N/A	127,200	35,630	N/A	N/A	N/A	N/A	162,830
Dr. Rolf Hoffmann Chief Medical Officer and Director	2010	72,100	127,200	35,630	N/A	N/A	N/A	N/A	234,930
Peter Jensen Chairmen and Director	2010	N/A	127,200	23,703	N/A	N/A	N/A	N/A	150,903
Brent Petterson(3) Chief Financial Officer and Secretary	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
John Challis(4) Director	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Darrell Panich VP, Clinical Affairs	2010	93,975	N/A	5,426	N/A	N/A	N/A	N/A	99,401
Gemma Bayley(5) VP, Finance	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Jerry Shapiro Founder of TrichoScience	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Harvey Lui Founder of TrichoScience	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dr. David McLean Founder of TrichoScience	2010	N/A	127,200	N/A	N/A	N/A	N/A	N/A	127,200
Dr. Kevin McElwee Founder of TrichoScience	2010	60,000	N/A	35,630	N/A	N/A	N/A	N/A	95,630

(1)

Mr. Hall was appointed as president and director of our company on December 22, 2010 in connection with the closing of the TrichoScience Agreement. Prior to that date, he did not serve as a director or officer of TrichoScience.

(2)	Wear Wolfin Designs, a company controlled by Mr. Wayrynen, received $76,800 from TrichoScience during the fiscal year ended December 31, 2010.
(3)

Mr. Petterson also served as a director of our company during the fiscal year ended December 31, 2010. He resigned as a director at the closing of the TrichoScience Agreement but continues to serve as our chief financial officer and secretary.

(4)	Mr. Challis was appointed as a director of our company on March 11, 2011.
(5)	Ms. Bayley’s employment commenced on March 11, 2011.

Pension, Retirement or Similar Benefits

We do not provide pension, retirement or similar benefits to directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2010 to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

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

The following set out terms of service contracts and consulting agreements with our directors, members of our administrative, supervisory and management bodies and the founders of TrichoScience. We are required to provide information with respect to the TrichoScience founders in this annual report because TrichoScience (as our operating subsidiary) has been in business for less than five years:

Consulting Agreement: David Hall

Pursuant to an employment agreement effective as of January 1, 2011 between David Hall, our company and TrichoScience, Mr. Hall serves as President and Chief Executive Officer of our company and TrichoScience for a base salary of $30,000 per month. The initial term of this agreement is for five years and is automatically renewable for subsequent two year terms. Under the agreement, Mr. Hall will be eligible to participate in a bonus plan as and when established by our company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Hall during each fiscal year in accordance with milestones to be established by our board of directors. Mr. Hall may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. In the case of general grants of options or awards to executives, Mr. Hall shall receive not less than 10% of such general grant unless our board presents material reasons for lesser or non-participation. If, within 24 months of a change of control of our company, Mr. Hall’s employment is terminated for any reason other than for just cause, we will pay Mr. Hall: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to 36 months of base salary and an additional 2 months of base salary for each additional full year of employment completed after the first year of Mr. Hall’s employment, up to a combined maximum of 48 months’ base salary; a lump sum amount as compensation for loss of any benefits made available to Mr. Hall, including any benefit coverage under any group, health, dental, life or disability insurance plan up to a total amount of $100,000 plus an additional $2,000 for each additional full year of employment complete after the first year of Mr. Hall’s employment, to a combined maximum of $124,000; the balance of any payments due under any bonus plan; and a further lump sum payment equal to two times the greater of: (i) the average of the payments made to Mr. Hall under the bonus plan in each of the two immediately preceding fiscal years; and (ii) the amount of Mr. Hall’s target bonus under the bonus plan for the fiscal year in which Mr. Hall’s employment is terminated.

Consulting Agreement: Rolf Hoffmann

Pursuant to a consulting agreement between TrichoScience and Rolf Hoffmann, Dr. Hoffman provides consulting services in the area of hair stem cells in exchange for payment of $6,000 per month, plus aggregate costs not in excess of $5,000 over the term. The term of this agreement expires on August 31, 2012 and may be renewed by the parties for additional terms of one year.

Consulting Agreement: Matthew Wayrynen

Pursuant to a consulting agreement between TrichoScience and Matthew Wayrynen, Mr. Wayrynen provides consulting services in the area of corporate business development in exchange for $6,000 per month plus reasonable expenses not in excess of $50,000 during the term of the agreement. The term of this agreement expires on August 31, 2012 and may be renewed by the parties for additional terms of one year.

Consulting Agreement: Kevin McElwee

Pursuant to a consulting agreement between TrichoScience and Kevin McElwee, Dr. McElwee provides consulting services in the area of hair biology and related topics to TrichoScience in exchange for payment at a rate of $250 per hour plus reasonable expenses not in excess of $5,000 during the term of the agreement. The term of this agreement expired on December 1, 2010.

Darrell Panich – Employment Agreement

Under the terms of his employment agreement, Mr. Panich assumes the title and duties of Vice President, Clinical Affairs. Mr. Panich’s term of employment began March 15, 2010 at a base salary of $125,000 per annum, subject to a salary review every six months. Mr. Panich will be eligible to receive a bonus of up to 20 percent of his base salary, beginning one year from the start of his employment and was entitled to receive certain options. If Mr. Panich is terminated without cause, TrichoScience must pay him three months base salary if he has been employed for three years or less, or four months base salary if he has been employed for longer than this time. His employment agreement includes a six month non-competition clause. Mr. Panich and TrichoScience have also entered into a change of control agreement which provides for compensation payable to Mr. Panich if his employment is terminated, other than for cause, within twelve months of a change of control of TrichoScience, as defined in such agreement. Mr. Panich agrees to accept this compensation in full satisfaction of claims against TrichoScience. Compensation payable to Mr. Panich under this agreement includes the following items:

1.	base salary and benefits due to Mr. Panich under his employment agreement in case of termination other than for cause; and

2.

all incentives, stock options or founders shares granted to Mr. Panich by TrichoScience under any stock option agreement or shareholder agreement outstanding at the time of termination of his employment, which incentive stock options or founder shares have not yet vested, will immediately vest and will be fully exercisable.

Audit Committee

Our audit committee is comprised of Matthew Wayrynen, David Hall and Peter Jensen. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review, following which the report of the audit committee on the financial statements is submitted to the board of directors.

Remuneration Committee

We do not have a standing remuneration committee but our entire board of directors acts as our compensation committee. We do not believe it is necessary to have a standing remuneration committee because we believe that the functions of such a committee can be adequately performed by our board of directors.

D.           Employees

As of December 31, 2010, we had only one employee. We currently have four full time employees, as well as two contractors. These employees have expertise in biotechnology management, clinical trials, financial management and communications.

E.           Share Ownership

As of April 29, 2011, we have 40,550,006 common shares, no Class A preference shares and 13,000,000 Class C preference shares issued and outstanding. Our Class A preference shares are not entitled to vote at a meeting of our shareholders. All of our common shares and Class C preference shares are entitled to one vote per share at meetings of our shareholders. Of these outstanding shares, our directors, officers, members of our administrative, supervisory and management bodies and the founders of TrichoScience beneficially own, directly or indirectly, the number of shares set out in the table below. We are required to provide information with respect to the TrichoScience founders in this annual report because TrichoScience (as our operating subsidiary) has been in business for less than five years:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)	Number of Class “C” Shares	Percentage of Class “C” Shares(3)
David Hall President and Director	2,400,000(4)	5.9%	-	-
Matthew Wayrynen Founder and Director	3,738,857	9.2%	1,744,429	13.4%
Dr. Rolf Hoffmann Chief Medical Officer and Director	4,473,354	11.0%	2,111,677	16.2%
Peter Jensen Chairmen and Director	500,000	1.2%	-	-
John Challis Director	-	-	-	-
Brent Petterson CFO and Secretary	120,000	*	-	-
Darrell Panich VP, Clinical Affairs	-	-	-	-
Gemma Bayley VP, Finance	-	-	-	-
Dr. Jerry Shapiro Founder of TrichoScience	3,856,106	9.5%	1,928,053	14.8%
Dr. Harvey Lui Founder of TrichoScience	1,468,993	3.6%	734,496	5.6%
Dr. David McLean Founder of TrichoScience	1,718,993	4.2%	734,496	5.6%
Dr. Kevin McElwee Founder of TrichoScience	3,856,106	9.5%	1,928,053	14.8%
* Less than 1%.
(1)	Does not include options to acquire common shares of our company held by the persons set forth in the table, as none of such options are exercisable within the next 60 days.
(2)

Based on 40,550,006 common shares issued and outstanding as of April 29, 2011. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(3)	Based on 13,000,000 Class C shares issued and outstanding as of April 29, 2011.
(4)	Does not include 1,000,000 common shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

Stock Option Plan

On December 22, 2010, our board of directors approved the adoption of the 2010 Stock Option Plan, which was ratified and approved by our shareholders on January 5, 2011. The 2010 Stock Option Plan provides for the grant of incentive stock options to purchase our common shares to our directors, officers, employees and consultants. The Plan will be administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under the stock option plan is 10% of the issued and outstanding common shares of our company’s stock on the date of issue. Each option, upon its exercise, entitles the grantee to one common share. The exercise price of common shares subject to an option will be determined by the board of directors at the time of grant. Stock options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option or such lesser periods as may be determined by our board of directors.

In addition, pursuant to certain founders’ option agreements, certain founders of TrichoScience have granted stock options to acquire their personal shares of our company to a director, employees and consultants. These founders’ options are exercisable at $1.00 per share, with 1/3 vesting one year from the date of grant and the remaining 2/3 vesting on a monthly basis over between 24 month and 36 month periods, expiring after six to seven years.

The following table sets forth the amount and terms of options to acquire common shares of our company we have granted to our directors, officers, members of our administrative, supervisory and management bodies and the founders of TrichoScience. We are required to provide information with respect to the TrichoScience founders in this annual report because TrichoScience (as our operating subsidiary) has been in business for less than five years:

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
Dr. Rolf Hoffmann, MD Chief Medical Officer and Director	450,000	December 22, 2010	US$0.50	July 13, 2017
Peter Jensen Chairmen and Director	65,000	December 22, 2010	US$0.50	July 13, 2017
	235,000	July 14, 2010	$1.00	July 13, 2017
Dr. Kevin McElwee Founder of TrichoScience	450,000	December 22, 2010	US$0.50	July 13, 2017
Matt Wayrynen Founder and Director	450,000	December 22, 2010	US$0.50	July 13, 2017
David Hall President and Director	250,000	March 11, 2011	US$1.00	March 11, 2018
Brent Petterson CFO and Secretary	150,000	March 11, 2011	US$1.00	March 11, 2018
Darrel Panich VP Clinical Affairs	100,000	March 11, 2011	US$1.00	March 11, 2018
	50,000	January 22, 2010	$1.00	February 28, 2017
Gemma Bayley VP Finance	100,000	March 11, 2011	US$1.00	March 11, 2018
John Challis Director	100,000	March 11, 2011	US$1.00	March 11, 2018
Dr. Jerry Shapiro Founder of TrichoScience	-	-	-	-
Dr. Harvey Lui Founder of TrichoScience	-	-	-	-
Dr. David McLean Founder of TrichoScience	-	-	-	-

ITEM 7.           Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth persons known to us to be the beneficial owner of more than five percent (5%) of each class of our shares issued and outstanding as of April 29, 2011. All of these persons acquired their shares of our company in connection with the closing of the TrichoScience Agreement and the 583885 Agreement. Prior to that time, we had no shareholders who were beneficial owners of more than five percent (5%) of our outstanding shares:

Name	Number of Common Shares	Percentage of Common Shares(1)	Number of Class “C” Shares	Percentage of Class “C” Shares (3)
Dr. Jerry Shapiro	3,856,106	9.5%	1,928,053	14.8%

Name	Number of Common Shares	Percentage of Common Shares(1)	Number of Class “C” Shares	Percentage of Class “C” Shares (3)
Dr. Rolf Hoffmann	4,473,354	11.0%	2,111,677	16.2%
Kevin McElwee	3,856,106	9.5%	1,928,053	14.8%
Matthew Wayrynen	3,738,857	9.2%	1,744,429	13.4%
David Hall	2,400,000(4)	5.9%	-	-

(1)	Does not include options to acquire common shares of our company held by the persons set forth in the table, as none of such options are exercisable within the next 60 days.
(2)

Based on 40,550,006 common shares issued and outstanding as of April 29, 2011. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(3)	Based on 13,000,000 Class C preferred shares issued and outstanding as of April 29, 2011.
(4)	Does not include 1,000,000 common shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our company’s shareholder meetings.

The following table sets forth the number of our issued and outstanding common shares and Class C preference shares that are held by record holders in the United States. We have no Class A preference shares or Class B preference shares outstanding:

Class	Number of Shareholders	Total Shares Held
Common Shares	6	439,437
Percentage of Common Shares	0.6%	1.1%(1)
Class C Preference Shares	-	-
Percentage of Class C Preference Shares	-	-

(1)        Based on 40,550,006 common shares issued and outstanding as of April 29, 2011.

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

On September 14, 2007, we entered into an assignment agreement with Tricholog GmbH, a company controlled by Dr. Rolf Hoffmann, of in den Eschmatten 24, DE-79117 Freiburg, Germany. Under the assignment agreement, Tricholog agreed to assign the rights to clinical data and results from a hair cell research project to our company. In consideration, we agreed to fund the research project by paying Tricholog €290,000 in two installments. The first installment of €140,000 was required to be paid within fourteen days of the effective date of the assignment agreement or upon our company receiving notice of certain transfers of documents from Tricholog, whichever came later. The second installment of €150,000 was required to be paid within 14 days of the effective date of the assignment agreement or upon our company receiving notice that the clinical study had been completed, whichever came later.

ITEM 8.           Financial Information

A.           Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP. In this Form 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Financial statements included with this annual report are listed below:

1.           Audited Annual Financial Statements as at December 31, 2010 and 2009:

The audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 can be found under “Item 17. Financial Statements”.

Legal Proceedings

There are no pending legal proceedings to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any director, officer or affiliate of our company, or any associate of any such director, officer or affiliate of our company, is a party or has a material interest adverse to us.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B.           Significant Changes

Pursuant to the terms of the TrichoScience Agreement, all shareholders of TrichoScience who did not tender their shares of TrichoScience to our company on December 22, 2010, were given the right to exchange their TrichoScience shares at any time during the following 18 months on the same exchange ratio as set forth above. As of the date of this annual report, all TrichoScience shareholders have exchanged their shares for units of our company. As a result, we issued a total (including the share issuances described in the preceding paragraph) of 22,000,000 common shares, 11,000,000 Class B shares and 11,000,000 Class C shares to the former shareholders of TrichoScience. However, because the rights and restrictions of the Class B preference shares provided that all such shares would be extinguished upon our company: (i) acquiring at least 90% of the TrichoScience shares; and (ii) investing at least $3,000,000 in TrichoScience, all of our outstanding Class B preference shares have been extinguished as of the date of this annual report.

Subsequent to December 22, 2010, in accordance with the terms of the TrichoScience Agreement, we purchased an additional 2,050,000 TrichoScience common shares from its treasury at a price of $1.00 per share.

On March 11, 2011, we completed a private placement of 2,550,000 common shares at a price of US$1.00 per share for gross proceeds of US$2,550,000. We also issued a total of 101,200 common shares to one finder in connection with the private placement. All of these shares were issued to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

On March 11, 2011, we also issued an aggregate of 1,350,000 stock options to directors, officers, employees and consultants of our company, with each option exercisable into one common share for US$1.00 per share until March 11, 2018. 850,000 of these options were issued to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended. 500,000 of these options were issued to one U.S. person, who is an accredited investor (as that term is defined in Rule 501 of Regulation D, promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and in issuing these options to this person we relied on the registration exemption provided for in Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended.

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

The annual high and low market prices for our common shares for the five most recent full fiscal years were as follows:

OTC Bulletin Board
Annual Highs and Lows	High (U.S.$)	Low (U.S.$)
2006	0.99	0.12
2007	0.23	0.02
2008(1)	0.15	0.001
2009	2.00	0.10
2010	4.00	0.17

(1)

On November 10, 2008, our issued and unissued shares of common stock were consolidated on the basis of one (1) share for every (30) shares of common stock and our name was changed to Newcastle Resources Ltd. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008 at which time our trading symbol was changed to “NCSLF”.

The high and low market prices for our common shares for each full fiscal quarter for the two most recent full fiscal years on the OTC Bulletin Board were as follows:

OTC Bulletin Board
Quarterly Highs and Lows	High (U.S.$)	Low (U.S.$)
2009
First Quarter	0.89	0.16
Second Quarter	0.15	0.11
Third Quarter	2.00	0.15
Fourth Quarter	0.15	0.10
2010
First Quarter	0.13	0.02
Second Quarter	1.45	0.17
Third Quarter	0.28	0.20
Fourth Quarter	4.00	0.25

The high and low market prices of our common shares for each of the most recent six months on the OTC Bulletin Board were as follows:

OTC Bulletin Board
Monthly Highs and Lows	High (U.S.$)	Low (U.S.$)
October 2010	0.25	0.25
November 2010	4.00	0.50
December 2010	1.80	1.15
January 2011	2.01	1.90
February 2011	2.04	1.75
March 2011	2.50	1.60

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

At the closing of the TrichoScience Agreement, the TrichoScience shareholders who received shares of our company deposited such shares with a trustee pursuant to the terms of a pooling agreement entered into with our company and the trustee. The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the repsective share exchanges. In addition, certain shareholders of 583885 who were issued an aggregate of 3,400,000 shares of our company in connection with the closing of the 583885 share exchange agreement deposited such shares with an escrow agent pursuant to the terms of an escrow agreement entered into with our company and the escrow agent. These shares will be released upon the occurrence of certain milestones as set out in the escrow agreement. These shares may not be traded until they are released from escrow or cease to become subject to the terms of the pooling agreement.

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

On October 29, 2010, we entered into the TrichoScience Agreement, which closed effective December 22, 2010. See “Item 4. Information on Newcastle Resources Ltd. – History and Development of Newcastle Resources Ltd.”.

On October 29, 2010, we entered into the 583885 Agreement, which closed effective December 22, 2010. See “Item 4. Information on Newcastle Resources Ltd. – History and Development of Newcastle Resources Ltd.”.

Pursuant to a sublease agreement dated August 3, 2010, Berkeley Resources Inc. agreed to sublet a 2,000 square foot portion of the second floor of 455 Granville Street, Vancouver, B.C. to our company. The sublease is for a term of two years, beginning August 3, 2010, with rent of $3,000 per month, plus applicable sales tax, payable to Berkeley.

On February 12, 2010, we signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority (together, the “Institutions”). Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and we agreed to pay research costs totaling $472,250. We will gain the rights to any intellectual property arising from the collaborative research agreement. We agreed to make the following payments to the Institutions in installments, as follows: $155,562.50 on execution (paid); $105,562.50 on July 31, 2010 (paid); $105,562.50 on January 31, 2011 (paid); and $105,562.50 on July 31, 2011.

In a memorandum of understanding dated January 25, 2010, we and the Agency for Medical Innovation (“AMI”) agreed to create an equal partnership for the development, manufacturing and worldwide distribution of the TrichoScience Stem Cell Implantation & Application System & Device (“ISD”). Under the terms of the MOU, we and AMI agreed to proceed in three phases. In the first phase, AMI will undertake concept development and limit itself to 90 days or 350 billable AMI engineering hours. We will pay AMI €70 per hour in this phase. In the second phase, AMI will undertake research and development. AMI will provide us with a summary of estimated time and costs for second phase work, to be approved by our company. Second phase costs will be divided into internal and external expenses. Internal research and development expenses are estimated at a maximum of €100,000 by AMI and these costs will be shared equally by us and AMI up to this estimate. Any internal costs over the estimate will be borne by AMI. All second phase external costs will be paid by us, plus a ten percent surcharge. All patents will be our property. In the third phase, our company and AMI will enter into a long term agreement for the manufacturing of the ISD. Under this agreement, AMI will become the exclusive manufacturer of the ISD, subject to certain pricing, manufacturing and buyout provisions.

We entered into a services agreement dated September 23, 2009, with Pharmalog Institute fur klinische Forschung GmbH. Under the services agreement, Pharmalog agreed to carry out a clinical trial on hair cell research in exchange for our company paying €120,135 in remuneration plus various costs and taxes to Pharmalog. We also agreed to carry out certain tasks and make arrangements in support of the clinical trial. The services agreement states that we gain the rights to any intellectual property discovered as a result of the clinical trial.

Under an assignment agreement, signed September 17, 2009, Tricholog assigned all of its rights and obligations under an agreement with Innovacell Biotechnologie Gmbh to our company. Under the assignment agreement, Innovacell is obligated to undertake scientific research to develop methods for the manufacturing of certain hair cells and apply for a manufacturing license in order to be able to produce such cells for our exclusive benefit. Under the assignment agreement, we are required to pay Innovacell a total price of €23,000 in three installments. The first installment of 40 percent is due upon signing of the assignment agreement. 30 percent of the price is due upon completion of a trial run of results of the research. The remaining 30 percent of the price is due upon submission for national approval. Our obligations and those of Innovacell terminate when a production license has been granted to Innovacell. We may then negotiate a new agreement with Innovacell.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statements by Experts

Not applicable.

H.           Documents on Display

Documents concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

I.           Subsidiary Information

We have two subsidiaries: TrichoScience Innovations Inc., a company incorporated on September 7, 2006 under the Business Corporations Act (Canada) and 583885 B.C. Ltd., a company incorporated on April 21, 1999 under the

Business Corporations Act (British Columbia).

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2010 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2010 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2010. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2011 assessment of the effectiveness of our internal control over financial reporting.

Subject to receipt of additional financing, we have undertaken, or intend to undertake, the below remediation measures to address the material weaknesses described in this annual report. Such remediation activities include the following:

1.	we will consider the adoption of an independent audit committee at such time as additional board members are retained;

2.	we have retained a qualified VP Finance to assist in the preparation of our public filings and assist on accounting matters; and

3.	we intend to continue to update the documentation of our internal control processes, including formal risk assessment of our financial reporting processes.

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

C. Changes in Internal Controls Over Financial Reporting

There were no changes in internal controls over financial reporting during the year ended December 31, 2010 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2010, conducted by our principal executive officer and principal financial officer, we expect to make such changes in the year ended December 31, 2011.

ITEM 16.         [Reserved]

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

ITEM 16B       Code of Ethics

Code of Ethics

Effective July 15, 2004, our company’s board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company’s president (being our principal executive officer) and our company’s chief financial officer (being our principal financial and accounting officer), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

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

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company’s president. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company’s Code of Business Conduct and Ethics by another.

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission as Exhibit 14.1 to our annual report filed on July 15, 2004. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: Newcastle Resources Ltd., Suite 1225 – 888 Dunsmuir Street, Vancouver, British Columbia, Canada V6K 3C4.

ITEM 16C        Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed BDO Canada LLP, Chartered Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2010. The aggregate fees billed by BDO Canada LLP for professional services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2010 were $23,792.

Audit Related Fees

For the fiscal year ended December 31, 2010, the aggregate fees billed for assurance and related services by BDO Canada LLP relating to interim reviews of our quarterly financial statements and fees relating to the pro forma financial statements and Form 20-F filing related to the closing of the TrichoScience Agreement, which are not reported under the caption “Audit Fees” above, were $37,664.

Tax Fees

For the fiscal year ended December 31, 2010, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP were $Nil.

All Other Fees

For the fiscal year ended December 31, 2010, the aggregate fees billed by BDO Canada LLP for other non-audit professional services, other than those services listed above, totalled $Nil.

Pre-Approval Policies and Procedures

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before our auditors are engaged by us to render any auditing or permitted non-audit related service, the engagement be:

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

The audit committee has considered the nature and amount of the fees billed by BDO Canada LLP, Chartered Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of BDO Canada LLP, Chartered Accountants.

ITEM 16D.       Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E       Purchases of Equity Securities the Company and Affiliated Purchasers

Not applicable.

ITEM 16F        Change in Registrant’s Certifying Accountant

Effective December 22, 2010, we completed the acquisition of 55.3% of the issued and outstanding shares of TrichoScience, such that TrichoScience has become a material subsidiary of our company (the “Transaction). In connection with the Transaction, TrichoScience was required to prepare financial statements, which financial statements were audited by BDO Canada LLP. As we determined to treat the Transaction as a reverse acquisition for accounting purposes, our company dismissed Manning Elliott LLP as our principal independent accountant and we engaged BDO Canada LLP as our principal independent accountant.

Manning Elliott LLP’s report on our financial statements dated April 6, 2010 for the two most recent fiscal years ended December 31, 2009 and 2008 did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles, except that Manning Elliott LLP’s report contained an explanatory paragraph in respect to the substantial doubt as to our ability to continue as a going concern.

In connection with the audit of our financial statements for the two most recent fiscal years ended December 31, 2009 and 2008 and in the subsequent interim periods through the effective date of dismissal on December 31, 2010, there were no disagreements, resolved or not, with Manning Elliott LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Manning Elliott LLP would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements for such years.

During the two most recent fiscal years ended December 31, 2009 and 2008 and in the subsequent interim periods through the effective date of dismissal of Manning Elliott LLP on December 22, 2010, there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

We provided Manning Elliott LLP with a copy of this annual report on Form 20-F prior to its filing with the Securities and Exchange Commission, and requested that they furnish us with a letter addressed to the Securities and Exchange Commission stating whether they agree with the statements made in this annual report on Form 20-F, and if not, stating the aspects with which they do not agree. The letter from Manning Elliott LLP dated May 2, 2011 is filed as Exhibit 99.1 to this annual report on Form 20-F.

During the two most recent fiscal years ended December 31, 2009 and 2008, and the subsequent interim periods through the effective date of appointment of BDO Canada LLP on December 22, 2010, we had not, nor had any person on our behalf, consulted with BDO Canada LLP regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, nor had BDO Canada LLP provided to us a written report or oral advice regarding such principles or audit opinion on any matter that was the subject of a disagreement as set forth in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as set forth in Item 304(a)(1)(v) of Regulation S-K with our former principal independent accountant.

ITEM 16G        Corporate Governance

Not applicable.

ITEM 17.         Financial Statements

Financial Statements Filed as Part of this Report:

1.           Audited Annual Consolidated Financial Statements as at December 31, 2010, 2009 and 2008:

NEWCASTLE RESOURCES LTD.

(A Development Stage Company)

INDEPENDENT AUDITOR’S REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

(Stated in Canadian Dollars)

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

INDEPENDENT AUDITOR'S REPORT

To the shareholders of Newcastle Resources Ltd. (a development stage company)

We have audited the accompanying consolidated financial statements of Newcastle Resources Ltd. (a development stage company), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations and comprehensive loss, cash flows and changes in stockholders’ equity (capital deficit) for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting and Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Newcastle Resources Ltd. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian Generally Accepted Accounting Principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the accompanying financial statements; the Company is in the development stage and has incurred recurring operating losses since inception. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern.

"BDO Canada LLP"
Chartered Accountants
Vancouver, British Columbia

April 29, 2011

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(Stated in Canadian Dollars)

	2010	2009

ASSETS
Current
Cash	$1,211,525	$603,907
Sales taxes recoverable	40,877	-
Prepaid expenses	23,592	21,320

	1,275,994	625,227

Equipment and website (Note 5)	32,748	19,239

	$1,308,742	$644,466

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 9)	$548,280	$87,423
Advances payable (Note 6)	75,015	-

	623,295	87,423

Non-controlling interest (Note 4)	327,640	-

STOCKHOLDERS' EQUITY
Common shares (Note 7)	2,312,152	1,154,800
Preferred shares (Note 7)	204	-
Share subscriptions (Note 7)	-	30,000
Share subscriptions receivable (Note 7)	-	(12,500)
Contributed surplus	129,635	-
Deficit accumulated during the development stage	(2,084,184)	(615,257)

	357,807	557,043

	$1,308,742	$644,466

Nature of Operations and Ability to Continue as a Going Concern (Note 1)
Commitments (Notes 7 and 10)
Subsequent Events (Notes 7 and 13)

Approved on behalf of the Board:

"David Hall"	"Peter Jensen"
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

	2010	2009	2008

EXPENSES:
CLINICAL DEVELOPMENT
Clinical trials (Note 9)	$367,763	$275,925	$-

RESEARCH AND DEVELOPMENT
Consulting fees (Note 9)	132,100	49,000	-
Intellectual property costs	50,386	28,186	-

SALES AND MARKETING
Consulting fees	57,353	30,750	5,814

GENERAL AND ADMINISTRATIVE
Amortization	6,940	2,451	-
Accounting and audit fees	53,792	20,000	-
Computer and IT expenses	21,638	-	-
Legal fees (Note 9)	91,190	51,164	12,258
Consulting fees (Note 9)	198,196	78,553	-
Insurance	30,472	-	-
Office and telephone	29,556	7,088	-
Rent	26,916	-	-
Salaries	109,830	-	5,122
Stock-based compensation (Notes 4 and 7)	1,176,900	-	-
Travel and promotion	51,065	14,743	-

NET LOSS AND COMPREHENSIVE LOSS ATTRIBUTABLE TO PARENT	$(2,404,097)	$(557,860)	$(23,194)

BASIC AND DILUTED LOSS PER SHARE	$(0.11)	$(0.03)	$(0.00)

WEIGHTED AVERAGE SHARES OUTSTANDING	21,567,675	19,211,792	18,362,407

The accompanying notes form an integral part of these consolidated financial statements.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

		2010		2009		2008

OPERATING ACTIVITIES
Net loss		$(2,404,097)		$(557,860)		$(23,194)
Add items not involving cash:
Amortization		6,940		2,451		-
Stock-based compensation		1,176,900		-		-

Changes in non-cash working capital balances:
Sales taxes recoverable		(21,558)		-		-
Prepaid expenses		11,121		(21,320)		-
Accounts payable and accrued liabilities		389,822		70,026		(16,806)
NET CASH USED IN OPERATING ACTIVITIES		(840,872)		(506,703)		(40,000)

INVESTING ACTIVITIES
Purchase of equipment		(20,449)		(21,690)		-
Cash acquired on acquisition of Newcastle		1,109,664		-		-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		1,089,215		(21,690)		-

FINANCING ACTIVITIES

Share subscriptions received		-		10,000		40,000
Share subscriptions cancelled		-		(20,000)		-
Acquisition costs		(53,429)		-		-
Issuance of preferred shares		204		-		-
Issuance of common shares		412,500		1,142,300		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		359,275		1,132,300		40,000

Increase in cash during the year		607,618		603,907		-

Cash, beginning of the year		603,907		-		-

Cash, end of the year		$1,211,525		$603,907		$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$	Nil	$	Nil	$	Nil
Cash paid for interest	$	Nil	$	Nil	$	Nil

Non cash Transactions (Note 14)

The accompanying notes form an integral part of these consolidated financial statements

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CAPITAL DEFICIT)
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

										Deficit
	Common Stock									Accumulated
				Share						During the
			Share	Subscriptions	Series B Preferred Shares		Series C Preferred Shares		Contributed	Development
	Shares	Amount	Subscriptions	Receivable	Shares	Amount	Shares	Amount	Surplus	Stage	Total

Balance, December 31, 2007	10,000,000	$-	$-	$-	- $	-	$-	$-	$-	$(34,203)	$(34,203)

Reduction pursuant to share consolidation	(2,000,000)	-	-	-	-	-	-	-	-	-	-

Shares subscribed – at $1.00	-	-	40,000	-	-	-	-	-	-	-	40,000

Net loss for the year	-	-	-	-	-	-	-	-	-	(23,194)	(23,194)

Balance, December 31, 2008	8,000,000	-	40,000	-	-	-	-	-	-	(57,397)	(17,397)

Capital stock issued for cash – at $1.00	1,142,300	1,142,300	-	-	-	-	-	-	-	-	1,142,300

Cancellation of subscription agreements – at $1.00	-	-	(20,000)	-	-	-	-	-	-	-	(20,000)

Shares issued for which cash was received in 2010 – at $1.00	12,500	12,500	-	(12,500)	-	-	-	-	-	-	-

Shares subscribed – at $1.00	-	-	10,000	-	-	-	-	-	-	-	10,000

Net loss for the year	-	-	-	-	-	-	-	-	-	(557,860)	(557,860)

Balance, December 31, 2009	9,154,800	1,154,800	30,000	(12,500)	-	-	-	-	-	(615,257)	557,043

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CAPITAL DEFICIT)
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

										Deficit
	Common Stock									Accumulated
				Share						During the
			Share	Subscriptions	Series B Preferred Shares		Series C Preferred Shares		Contributed	Development
	Shares	Amount	Subscriptions	Receivable	Shares	Amount	Shares	Amount	Surplus	Stage	Total

Balance, December 31, 2009	9,154,800	1,154,800	30,000	(12,500)	-	-	-	-	-	(615,257)	557,043

Shares issued for cash – at $1.00	430,000	430,000	(30,000)	-	-	-	-	-	-	-	400,000

Cash received for shares issued in 2009 – at $1.00	-	-	-	12,500	-	-	-	-	-	-	12,500

Recapitalization transactions

Pursuant to the acquisition of Trichoscience – Note 4	(9,584,800)	-	-	-	-	-	-	-	-	-	-

Exchange of shares – Note 4	22,653,960	1,073,226	-	-	5,577,580	-	5,577,580	-	-	-	1,073,226

Non-controlling interest – Note 4	-	(1,156,740)	-	-	-	-	-	-	(106,070)	935,170	(327,640)

Acquisition transaction costs – Note 4	-	(130,329)	-	-	-	-	-	-	-	-	(130,329)

Acquisition of 583885 – Note 4	4,400,000	941,195	-	-	-	-	-	-	-	-	941,195

Preferred shares issued for cash – at US$0.0001 – Note 7	-	-	-	-	-	-	2,000,000	204	-	-	204

Stock based compensation – Note 7	-	-	-	-	-	-	-	-	235,705	-	235,705

Net loss for the year	-	-	-	-	-	-	-	-	-	(2,404,097)	(2,404,097)

Balance, December 31, 2010	27,053,960	$2,312,152	$-	$-	5,577,580	$-	7,577,580	$204	$129,635	$(2,084,184)	$357,807

The accompanying notes form an integral part of these consolidated financial statements

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

1.	Nature of Operations and Ability to Continue as a Going Concern

Newcastle Resources Ltd. (“the Company” or “Newcastle”) was incorporated under the Ontario Business Corporations Act on April 24, 1967. Its common shares are listed for trading in the United States. Through December 2010, Newcastle was engaged in the business of mineral exploration. On December 22, 2010, Newcastle closed a Share Exchange Agreement with Trichoscience Innovations Inc. (“Trichoscience”) and with certain accepting shareholders of Trichoscience, whereby Newcastle acquired 55% of the issued and outstanding common shares of Trichoscience. Pursuant to the share exchange agreement, the exchanging shareholders received 2.2953 common shares, 1.14765 Class B preferred shares and 1.14765 Class C convertible preferred shares of Newcastle for each common share Trichoscience tendered.

Trichoscience was incorporated under the Canada Business Corporations Act on September 7, 2006 and is in the development stage having not yet realized any revenues from its planned operations. Trichoscience is engaged in the development of a non-surgical hair cell replication technology to cure pattern baldness and general hair loss in both men and women.

On December 13, 2010, in contemplation of a share exchange agreement with Trichoscience, Newcastle entered into an agreement to dispose of its remaining mineral property interest to an unrelated company for cash proceeds of $150,000.

Following the acquisition of the shares of Trichoscience, Newcastle’s business became the development of hair cell replication technology. As the former shareholders of Trichoscience control more than 50% of the issued voting shares of Newcastle after the closing of the transaction, the transaction was accounted for as a recapitalization of Trichoscience. Following accounting rules applicable to a reverse acquisition, Trichoscience is considered the acquirer and the resulting consolidated financial statements will be presented as a continuation of Trichoscience.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2010, the Company is still in the development stage, has accumulated losses of $2,084,184 since its inception and expects to incur further losses in the development of its business, which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations. While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

2.	Significant Accounting Policies

Principles of Consolidation and Basis of Accounting

These consolidated financial statements were prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and include the accounts of the Company and its subsidiaries, Trichoscience Innovations Inc. and 583885 B.C. Ltd. All inter-company transactions and balances were eliminated.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

2.	Significant Accounting Policies - Continued

Principles of Consolidation and Basis of Accounting - Continued

The comparative figures are those of Trichoscience (Note 4). As the acquisition of shares in Trichoscience was a capital transaction, the transaction was accounted for as a reverse takeover with Trichoscience as the acquirer.

Application of reverse takeover accounting results in the following:

The consolidated financial statements of the combined entity are issued under the name of the legal parent, the Company, but are considered a continuation of the financial statements of the legal subsidiary, Trichoscience, for accounting purposes. Comparative amounts are those of Trichoscience.

As Trichoscience is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values. The Company’s assets and liabilities at the date of the transaction are also included in the consolidated balance sheets at their historical carrying values.

The Company provides a reconciliation of accounting principles from Canadian GAAP to US GAAP in Note 15.

Non-Controlling Interest

Non-controlling interest represents the non-controlling stockholders’ interest in the carrying values of Trichoscience, as described in Note 4. As a result, the portion of the net assets of Trichoscience that were fully consolidated but not wholly-owned by the Company at the date of acquisition were eliminated as part of the purchase equation, while the portion of net income attributable to such non-controlling interest to the date of acquisition is shown separately on the consolidated statement of operations. Since the reverse takeover occurred on December 22, 2010, the amount of the 2010 loss attributable to the non-controlling interest for the period from December 22, 2010 to December 31, 2010 was nil (2009 and 2008 – Nil).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to assumptions used in determining the fair value of stock-based compensation, accrued liabilities, rates of amortization, and the valuation allowance relating to future tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates used in the preparation of the financial statements and could impact future results of operations and cash flow.

Equipment and Website and Amortization

Equipment is recorded at cost less accumulated amortization. The Company provides for amortization, once the assets are in use, over their estimated useful lives on the declining balance method at the following annual rates:

Office furniture and equipment	20%
Website	30%

Amortization is taken at half the annual rate in the year of acquisition.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

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

The number of shares potentially issuable at December 31, 2010 upon exercise of stock options that were not included in the computation of net loss per share totaled 1,485,000 (2009: Nil and 2008: Nil).

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities (temporary differences) as well as the benefit of losses available to be carried forward to future years. The future tax assets or liabilities are calculated using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change is substantively enacted. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Research and Development Costs

Research costs are expensed as incurred.

Development costs are expensed as incurred unless the Company can demonstrate the technical feasibility, the intention to complete the intangible assets and use or sell it, how the intangible asset will generate probable future economic benefits, the availability of adequate technical, financial and other resources to complete the development, and the ability to measure reliably the expenditure attributable to the intangible assets development. Research and development costs include, but are not limited to, contract research costs associated with clinical trials, consulting and regulatory fees, professional fees and licensing fees.

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

Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the time of such transactions. Foreign currency denominated monetary assets and liabilities are translated at current rates at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the net income or loss from operations.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

2.	Significant Accounting Policies - Continued

Stock-based Compensation

The Company adopted a stock option plan during the year ended December 31, 2010 (Note 7(c)). In addition, certain of the Company’s founders have entered into option agreements with consultants and employees of the Company. The Company accounts for all grants of options and equity instruments to employees, non-employees and directors by the Company and on its behalf in accordance with the fair value method of accounting for stock-based compensation.

Compensation expense for employees is generally amortized using the graded vesting method over the period from the grant date to the date the options or equity instruments vest. Compensation expense for non-employees is recognized immediately for past services and pro-rata for future services over the service provision period. Compensation for non- employees is re-measured at each balance sheet date until the earlier of the vesting date or the date of completion of the service. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

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

Financial Instruments – Recognition, Measurement, Disclosure and Presentation

The Company’s financial instruments include cash, accounts payable and accrued liabilities and advances payable. Upon initial recognition, all financial instruments are recorded on the balance sheet at fair value. Subsequent measurement is then based on the financial instruments being classified into one of five categories: held for trading, held to maturity, loans and receivables, available for sale and other liabilities. The Company has designated its cash as held to maturity which carrying amount approximates fair value. Accounts payable and accrued liabilities and advances payable are classified as other liabilities and are measured at amortized cost determined using the effective interest method. The Company does not hold any available for sale financial instruments which would give rise to comprehensive income or loss.

In 2009, the CICA amended Section 3862, “Amendment to Financial Instruments – Disclosures” to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3: Inputs that are not based on observable market data.

The Company does not hold any financial instruments subject to level 1, 2 or 3 fair value measurements. During the year ended December 31, 2010 and 2009, there were no significant transfers between level 1 and 2.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

3.	Accounting Changes

Recent Accounting Pronouncements

Business Combination, Non-controlling Interest, and Consolidation

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Early adoption of these Sections is permitted but all three sections must be applied concurrently. The Company is continuing to review the impact of the adoption of these new standards on its financial statements.

4.	Reverse Takeover Transaction

On December 22, 2010, Newcastle acquired 50.7% of the issued and outstanding shares of Trichoscience in exchange for 11,155,165 common shares, 5,577,580 Class B preferred shares and 5,577,580 Class C convertible preferred shares of Newcastle (the “Acquisition”). Also at closing, Newcastle acquired an additional 1,000,000 common shares of Trichoscience for $1,000,000 (“Investment One”), thereby increasing Newcastle’s ownership in Trichoscience to 55.3% at December 31, 2010.

As a result of the Acquisition, the shareholders of Trichoscience who tendered their shares (the “Accepting Shareholders”) in exchange for shares of Newcastle obtained voting control of Newcastle and consequently, the transaction was accounted for as a recapitalization of Trichoscience. For accounting purposes, Trichoscience was treated as the acquirer and these financial statements are presented as a continuation of Trichoscience. The value attributable to the common shares reflects the carrying value (which approximates fair value) of the net assets of Newcastle. No amount has been allocated to the class B preferred shares or the class C preferred shares due to these share having assessed nominal value at the time of closing.

Newcastle’s assets, liabilities and results of operations have been included from December 22, 2010, the date of the Acquisition.

For accounting purposes, consideration is deemed to be the book value of the net assets of Newcastle which on December 22, 2010 was $1,073,226 and approximated fair value. This amount was calculated as follows:

Cash	$1,109,664
Sales taxes recoverable	19,319
Prepaid expenses	13,393
Deferred acquisition costs	76,900
Accounts payable and accrued liabilities	(71,035)
Advances payable	(75,015)

Net assets acquired	$1,073,226

The carrying value of the net assets acquired was credited to the share capital of the combined entity. In addition, deferred acquisition costs of $76,900 incurred in Newcastle and deferred acquisition costs of $53,429 incurred in Trichoscience were debited to the share capital of the combined entity in accordance with reverse takeover accounting.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

4.	Reverse Takeover Transaction - Continued

At closing of the Acquisition, certain shareholders of Trichoscience did not exchange their shares for shares of Newcastle (the “Non-Accepting Shareholders”) and, as such, should be treated as a non-controlling interest in the consolidated financial statements. In a reverse acquisition, the non-controlling interest reflects the non-controlling shareholders’ proportionate interest in the pre-combination carrying amounts of the legal acquiree’s net assets. After the share exchange and Investment One by Newcastle, the non-controlling interest was 45% and the Company recorded a non-controlling interest of $327,640, representing the non-controlling interest of net book value of the net assets of Trichoscience.

The Non-Accepting Shareholders are entitled to tender their shares at any time until June 22, 2012 in exchange for Newcastle shares under the same terms as those provided to the Accepting Shareholders.

No amount of the value assigned to share capital issued on this transaction was allocated to the Class B preferred shares or the Class C convertible preferred shares due to these shares having assessed nominal value at the time of closing.

Each Class B preferred share is voting and will be extinguished on the date on which:

-

Newcastle has purchased common shares of Trichoscience in aggregate amount of not less than $3,000,000 and Newcastle raises the proceeds to make these investments by selling its shares at not less than $1 per share; and

	-	Newcastle has acquired at least 90% of the issued and outstanding common shares of Trichoscience.

The Class B preferred shares cannot be sold, transferred or otherwise disposed of without the consent of the Company’s directors.

Each Class C convertible preferred share is voting and convertible into ½ of one common share of Newcastle upon approval by the United States Food and Drug Administration of the commercial sale of Trichoscience’s hair cell replication technology in the United States. The Class C convertible preferred shares cannot be sold, transferred or otherwise disposed of without the consent of the Company’s directors.

At closing, the Trichoscience shareholders who received shares of Newcastle in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between Newcastle and the trustee. The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

Concurrent with the reverse acquisition, Newcastle also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of Newcastle. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by Newcastle’s incoming Chief Executive Officer (“CEO”).

3,400,000 shares of Newcastle controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between Newcastle and the escrow agent. These shares will be released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

4.	Reverse Takeover Transaction - Continued

At closing, two of the performance conditions with respect to 850,000 shares had been achieved and $432,395 (representing the fair value of the shares released from escrow on the date of release) was recorded as stock-based compensation. Compensation expense relating to the transaction date fair value of the remaining 2,550,000 common shares will be recognized in the periods the occurrence of the respective performance condition is probable and amortized over the period until the performance condition is met. Subsequent to December 31, 2010, an additional 350,000 shares were released from escrow pursuant to the achievement of certain performance conditions.

The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non forfeitable at the date of issuance. Stock based compensation of $508,800 (representing the fair value of the shares issued) was recognized for these shares.

Further, in connection with the Closing, Newcastle also issued 2,000,000 class C voting convertible preferred shares to two investors for nominal consideration (US$0.0001 per share).

5.	Equipment

		Accumulated	December 31,	December 31,
	Cost	Amortization	2010	2009
Furniture and equipment	$25,881	$5,311	$20,570	$13,615
Computer equipment	6,775	1,016	5,759	-
Website	9,483	3,064	6,419	5,624
	$42,139	$9,391	$32,748	$19,239

6.	Advances Payable

Advances payable of $75,015 (US$75,000) is from an unrelated third party. Advances payable are unsecured, non- interest bearing and have no specific terms of repayment.

7.	Share Capital

	a)	Authorized:

Unlimited common shares without par value
Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value
Unlimited Class B voting preferred shares without par value Unlimited Class C voting, convertible preferred shares without par value

	b)	Issued and Outstanding:

During the year ended December 31, 2010, the Company issued 430,000 common shares at a price of $1.00 per share, of which $30,000 had been received during the year ended December 31, 2009.

During the year ended December 31, 2009, the Company issued 1,154,800 common shares at a price of $1.00 per share, of which $12,500 was received subsequent to December 31, 2009.

During the year ended December 31, 2008, the Company consolidated its common shares at a ratio of 10:8.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

7.	Share Capital - Continued

	c)	Stock Option Plans:

(i)

Under various Founders’ Stock Option Agreements, certain founders of Trichoscience granted stock options to acquire 1,211,000 of their Trichoscience shares to employees and consultants of Trichoscience during the year ended December 31, 2010. These founders’ options are exercisable at $1 per share with 1/3 vesting one year from the date of grant and the remaining 2/3 vesting on a monthly basis over between 24-month and 36-month periods expiring after six to seven years. Pursuant to the share exchange agreement, the Founders Stock Option Agreements were converted into rights to receive the Founders’ Newcastle shares. All other terms remained the same. This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

(ii)

On January 11, 2010, Trichoscience approved a Trichoscience Stock Option Plan whereby Trichoscience may grant directors, officers, employees and consultants’ stock options. The maximum number of shares reserved for issue under the plan cannot exceed 20% of the outstanding common shares of Trichoscience as at the date of the grant. The stock options can be exercisable for a maximum of 7 years from the grant date and with various vesting terms. Subject to applicable law and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such maximum number of Shares issuable hereunder. This Stock Option Plan was cancelled subsequent to December 31, 2010.

(iii)

On December 22, 2010, the Company approved a Company Stock Option Plan whereby the Company may grant directors, officers, employees and consultants’ stock options. The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of Trichoscience as at the date of the grant. The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

	d)	Stock-based Compensation

The Company uses the Black Scholes option pricing model to determine the fair value of the stock options.

The Company recognized a fair value of $118,110 as stock based compensation expense in the statement of operations for the year ended December 31, 2010 (2009 and 2008 - $Nil) for stock options granted under the Founders Stock Option Agreements. See Note 7 c) (i).

During the year ended December 31, 2010, under the Trichoscience Stock Option Plan, Trichoscience granted a total of 1,485,000 options to the directors and officers and consultants of Trichoscience. The options were exercisable at $1 per share and expired July 13, 2017. These options vested as to 1/3 after one year from the grant date and 2/3 monthly over the remaining two to three year period. On December 22, 2010, the 1,485,000 stock options outstanding under the Trichoscience Stock Option Plan were cancelled and reissued by Newcastle exercisable at US$0.50 until July 13, 2017and vest on December 22, 2011. This exchange of stock options was accounted for as a modification of stock options with no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

7.	Share Capital – Continued

	d)	Stock-based Compensation – Continued

The Company recognized a fair value of $117,595 as stock based compensation expense in the statement of operations for the year ended December 31, 2010 (2009 - $Nil and 2008: $Nil) for stock options granted under the Trichoscience stock option plan.

The weighted-average grant date fair value of options granted was $0.17 per option and was estimated using the following weighted average assumptions:

	Founders Stock Options	Company Stock Option Plan
Risk-free interest rate	2.88%	2.66%
Weighted-average expected life	6.45 years	7.00 years
Expected volatility	81%	81%
Expected dividends	Nil	Nil

A summary of the status of the stock options outstanding for the year ended December 31, 2010 is as follows:

Weighted
	Number of		average
	Options		Exercise Price
Outstanding, December 31, 2009	-		$-
Issued	1,485,000	US$	0.50
Exercised/expired			-
Outstanding, December 31, 2010	1,485,000	US$	0.50
Exercisable, December 31, 2010	-

The stock options expire on July 13, 2017.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

7.	Share Capital – Continued

	e)	Escrow Shares

Pursuant to the Acquisition described in Note 4, at December 31, 2010:

i)

2,550,000 (2009: Nil) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. Subsequent to December 31, 2010 an additional 350,000 of these shares were released from escrow pursuant to the $2,050,000 investment by Newcastle in Trichoscience.

		ii)	11,155,165 (2009: Nil) common shares are held in escrow under a pooling agreement and are subject to a timed release schedule under which:

			a)	15% will be released on January 1, 2012;
			b)	15% will be released on each of April 1, July 1, and October 1 of 2012 and January 1 and April 1 of 2013; and
			c)	the remaining 10% will be released on July 1, 2013

As the release of these shares is certain, they have been included in the calculation of loss per share.

	f)	Share Subscriptions

At December 31, 2009, Trichoscience had received $30,000 pursuant to share subscription agreements for 30,000 common shares. These shares were issued during the year ended December 31, 2010.

	g)	Share Subscriptions Receivable

At December 31, 2009, Trichoscience had issued 12,500 shares pursuant to share subscription agreements for $1 per share. The proceeds from the issuance of these shares were received during the year ended December 31, 2010.

8.	Income Taxes

	a)	Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2010	2009	2008

Net loss for the year before taxes	$(2,404,097)	$(557,860)	$(23,194)
Combined federal and provincial income tax rate	31.00%	13.50%	14.92%
Computed income tax expense (reduction)	(745,300)	(75,300)	(3,500)
Increase (decrease) resulting from
Income taxed at reduced rate	256,000	-	-
Non-deductible items	323,600	100	-
Tax adjustment from rate change and other	(151,700)	(63,400)	(2,500)
Change in valuation allowance	317,400	138,600	6,000
Recovery of income taxes	$-	$-	$-

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

8.	Income Taxes - Continued

b)	The components of the future income tax asset (liability) balances for the years ended December 31, are as follows:

	2010	2009	2008

Future income tax assets
Non-capital losses	$433,000	$148,000	$15,000
Office equipment	18,000	5,600	-
Temporary differences relating to intellectual property costs	20,000	-	-
Valuation allowance	(471,000)	(153,600)	(15,000)
Future income tax asset (liability)	$-	$-	$-

Future income tax assets are recorded when it is more likely than not, that they will be recovered in future periods. A full valuation allowance has been taken on the future income tax assets as this criteria has not been met.

At December 31, 2010, the Company has non capital losses totalling approximately $1,732,600 that will expire beginning in 2026:

Year of Expiry	Amount

2026	$5,500
2027	16,200
2028	533,200
2029	1,177,700
$1,732,600

9.	Related Party Transactions

As of December 31, 2010, included in the accounts payable and accrued liabilities were $76,936 (2009: $29,000) due to directors and officers of the Company and/or companies they control or of which they were significant shareholders for accrued consulting fees, research and development consulting fees, rent, legal fees and acquisition transaction costs. The amounts owing are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2010, the Company had the following related party transactions not disclosed elsewhere in these financial statements:

	a)	Research and development consulting fees totalling $132,100 (2009 - $44,000, 2008 - $nil) were paid to a director and a companies owned by directors and officers of the Company;
	b)	Administrative consulting fees totalling $146,475 (2009 - $30,000, 2008 - $Nil) were paid to directors and officers and companies owned directors and officers of the Company;
	c)	Rent expense of $15,000 (2009 - $Nil, 2008 - $Nil) was paid to a company owned by a director of the Company;
	d)	Clinical trial costs totalling $Nil (2009 - $220,626, 2008 - $nil) were paid to a company owned by a director of the Company; and
	e)	Legal fees and acquisition costs of $26,594 (2009 - $Nil, 2008 - $Nil) were paid to a law firm for which a director of the company was a partner and a law firm related to a director of the company

The transactions were in the normal course of operations having been measured at the exchange amount, being the amount established and agreed to by the parties.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

10.	Commitments

a)

By an agreement dated September 1, 2007 and amended on December 2, 2008 between Trichoscience, the shareholders of Trichoscience, two individuals, one being an officer of Trichoscience (the “Inventors”) and a private company located in Germany owned by an officer of Trichoscience¸ Trichoscience was granted an option to obtain an exclusive right and license to use and exploit a technology under a license agreement and an assignment of clinical trial results relating to a clinical trial for non-surgical hair cell replication technology. If unexercised, the option would expire on December 31, 2009. As consideration, the Trichoscience issued 4,400,000 common shares of the Company to the Inventors during the year ended December 31, 2007.

Under the terms of the agreement, Trichoscience was required to complete one or more financings totalling $1,500,000 in gross proceeds to Trichoscience before the option could be exercised.

During the year ended December 31, 2009, Trichoscience exercised the option under this agreement and as a result has entered into a Clinical Trial Results Assignment Agreement and a License Agreement.

Pursuant to the Clinical Trial Results Assignment Agreement, Trichoscience agreed to fund past and future expenses of a clinical trial for a hair cell replication technology at a cost of €290,000 to be paid as follows:

		i)	$220,626 (€140,000) (paid) within 14 days of the effective date of the agreement or receipt of notice that documents had been filed to obtain a production license for use in the clinical trial

		ii)	$198,750 (€150,000) within 14 days of the completion of the clinical trial.

Upon the completion of the conditions noted above, Trichoscience will be assigned all the results of the clinical trial, including clinical data, analyses and intellectual property rights.

	b)	Pursuant to an agreement dated September 23, 2009, Trichoscience engaged a German company to conduct Phase I and IIA of a clinical trial at a cost of $180,200 (€120,135) plus expenses.

c)

Under an assignment agreement, dated September 17, 2009, Trichoscience was assigned certain rights and obligations under a research agreement with a German company. Under the assignment agreement, the Germany company is obligated to undertake scientific research on behalf of Trichoscience. Under the assignment agreement, Trichoscience is required to pay a total of €23,000 in three instalments. The first instalment of 40 percent is due upon conclusion of work to be carried out by the German company. A further 30 percent of the price is due upon completion of a trial run of results of the research. The remaining 30 percent is due upon submission for national approval in Austria.

d)

On February 12, 2010, Trichoscience signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority (together, the “Institutions”). Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and Trichoscience agreed to pay research costs totalling $472,250 as consideration for the rights to any intellectual property arising from the collaborative research agreement. The Company agreed to make the following payments to the Institutions in instalments, as follows: $155,562 on execution (paid); $105,562 on July 31, 2010 (paid subsequently); $105,562 on January 31, 2011 (paid subsequently); and $105,562 on July 31, 2011.

	e)	Sublease Agreement: Berkeley Resources Inc.

Under the agreement with a company with a common director, the Company will pay office rent of $3,000 per month for a period of two years beginning August 1, 2010 and ending July 31, 2012.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

11.	Financial Instruments and Risk Management

As at December 31, 2010, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities and advances payable.

The fair values of cash, accounts payable and accrued liabilities and advances payable approximate their carrying value due to their short-term maturity.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros that are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. Given that at December 31, 2010 and 2009, the Company had minimal financial assets and liabilities denominated in foreign currencies, it considers this risk to be insignificant. The Company does not hedge its foreign exchange risk.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company limits exposure to credit risk by maintaining its cash with large financial institutions.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. Without further equity financing, it is unlikely that the Company will be able to meet the obligations associated with its financial liabilities.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited. Advances payable are non interest bearing and therefore are not subject to interest rate risk.

12.	Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed. The Company will continue to advance its technology.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders equity and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, and by building cash reserves by reducing its capital expenditure program. Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset- backed commercial paper or similar products. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

12.	Capital Management - Continued

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.

There has been no change in the Company’s approach to capital management during the year ended December 31, 2010.

13.	Subsequent Events

i)

The Company completed a private placement of 2,550,000 common shares at US$1.00 per share for proceeds of US$2,550,000. The proceeds were used to purchase 2,050,000 common shares of Trichoscience for $2,050,000, which satisfied the remaining financing commitment to Trichoscience (note 4) and for working capital. A finder’s fee of 101,200 common shares was issued in connection with the private placement.

	ii)	The Company granted 1,350,000 stock options to directors, employees and consultants of the Company. The options vest over a period of three years and are exercisable at US$1.00 until March 11, 2018.

iii)

Subsequent to December 31, 2010, Newcastle acquired the remaining 4,724,800 common shares of Trichoscience pursuant to the Non-Accepting Shareholders tendering their shares in exchange for 10,844,846 common shares, 5,422,423 Class B preferred shares and 5,422,423 Class C convertible preferred shares of Newcastle and as a result Newcastle’s interest in Trichoscience increased to 100%. As a result of this and the satisfaction of the remaining financing commitment described above, all of the Class B preferred shares were cancelled.

iv)

Pursuant to an employment agreement effective January 1, 2011 with the CEO of the Company, the Company would be required to pay severance compensation equal to 12 months of base salary of $30,000 per month during nd the first year of employment; 24 months base salary during the 2nd year of employmentand an additional 2 months of base salary for each additional full year of employment completed after the first year of employment, up to a combined maximum of 36 months’ base salary in the event of termination of services without cause plus up to $62,000 lump sum payment for loss of benefits. In the event of termination of services without cause within 24 months of a change in control of the Company, the Company would be required to pay severance compensation equal to 36 months base salary and an additional 2 months base salary for each additional full year of employment up to a maximum of 48 months’ base salary plus up to $124,000 lump sum payment for loss of benefits.

14.	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. During the year ended December 31, 2010, the following transactions were excluded from the consolidated statements of cash flows:

a)	the Company acquired 4,860,000 common shares of Trichoscience in exchange for 11,155,165 common shares, 5,577,580 Series B Preferred Shares and 5,577,580 Series C Preferred Shares of the Company; and

b)	the Company acquired all of the issued and outstanding shares of 583885 in exchange for 4,400,000 common shares of the Company.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

15.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the Unites States (“US GAAP”). Material differences between Canadian and US GAAP and their effect on the Company’s financial statements are summarized below:

Non Controlling Interest

The Company follows Canadian GAAP in respect to the accounting and presentation of non-controlling interest. Among other things, as described in Note 2, such non-controlling interest is presented between liabilities and equity on the Company’s consolidated balance sheet. Under US GAAP, the Company follows ASC 810-10-65 in respect of non-controlling interest in the operations of Trichoscience and the profits or losses attributable to non-controlling interest in the operations of the combined entity. ASC 810-10-65 requires reclassification of amounts attributable to non-controlling interest to a separate component of equity on the balance sheets. Additionally, (i) net income includes net income or loss attributable to non-controlling interest; (ii) the components of net income or loss attributable to the shareholders of the Company and the net income or loss attributable to non-controlling interest are displayed in the statements of income and (iii) losses are allocated to the non-controlling interest even if the losses exceed the equity attributable to non-controlling interest. The application of ASC 810-10-65 did not impact on the net income attributable to the Company due to the fact that the reverse takeover which gave rise to non-controlling interest occurred on December 22, 2010 which resulted in net losses attributable to the non-controlling interest for the year ended December 31, 2010 being nil.

Balance Sheets

	2010	2009

Total shareholders’ equity under Canadian GAAP	$357,807	557,043
Change in presentation for non-controlling interest	327,640	-

Total shareholders’ equity under US GAAP	685,447	557,043
Attributable to:
Parent	357,807	557,043
Non-controlling Interest	327,640	-

Stock based compensation

The Company’s stock options granted to non-employees follow the guidance in ASC 815 (Prior authoritative literature:

FAS 133, “Accounting for Derivative Instruments and Hedging Activities”) due to the exercise price being in a currency other than the Company’s functional currency. Such guidance requires free standing warrants and share purchase options that are fully vested and exercisable to be classified as liabilities measured at fair value. These instruments are adjusted to reflect fair value at each period end. Any increase or decrease in the fair value are recorded in results of operations as change in fair value of derivative liabilities in the Statement of Operations.

For the years ended December 31, 2010, 2009 and 2008, there was no difference between Canadian GAAP and US GAAP for the presentation of such instruments as none of the Company’s options exercisable in other than the Company’s functional currency had vested.

NEWCASTLE RESOURCES LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

Recent Accounting Pronouncements

Accounting Pronouncements Adopted

During February 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-09, “Subsequent Events (Topic 855)”. The amended guidance in ASU 2010-09 states that an entity that is an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued, but is not required to disclose the date through which subsequent events have been evaluated. The adoption of the provisions of this amendment did not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-13, “Compensation – Stock Compensation (Topic 718). The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The adoption of the provisions of this amendment did not have a material impact on our consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements, which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements. Since this new accounting standard only required additional disclosure, the adoption of the standard in the first quarter of 2010 did not impact the Company’s consolidated financial statements. Additionally, effective for interim and annual periods beginning after December 15, 2010, this standard will require additional disclosure and require an entity to present disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than one net amount.

ITEM 18.         Financial Statements

Refer to Item 17 - Financial Statements

ITEM 19.         Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

(1)	Articles of Incorporation and By-laws:

1.1	Articles of Incorporation (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.2	Supplementary Letters Patent dated October 16, 1970 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.3	Articles of Revival dated September 25, 1987 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.4	Articles of Amendment dated March 26, 1991 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.5	Articles of Revival dated February 3, 1995 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.6	Articles of Amendment dated June 19, 1995 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.7	Articles of Amendment dated October 2, 1998 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.8	Articles of Amendment dated May 6, 2004 (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

1.9	By-laws (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on November 27, 2002).

1.10	Articles of Amendment dated December 22, 2010 (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).

(4)	Material Contracts

4.1

Share Exchange Agreement dated October 29, 2010 with Trichoscience Innovations Inc. and the shareholders of Trichoscience Innovations Inc. (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).

4.2	Pooling Agreement dated December 22, 2010 (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).

4.3

Share Exchange Agreement dated October 29, 2010 with 583885 B.C. Ltd. and the shareholders of 583885 B.C. Ltd. (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).

4.4	Escrow Agreement dated December 22, 2010 (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).

4.5

Corporate Consulting Services Agreement dated June 1, 2010 among TrichoScience Innovations Inc. and 583885 B.C. Ltd. (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).

(11)	Code of Ethics

11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

(12)	302 Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for David Hall.

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Brent Petterson.

12.3*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for David Hall.

12.4*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Brent Petterson.

(99)	Additional Exhibits

99.1*	Letter from Manning Elliott LLP

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEWCASTLE RESOURCES LTD.

Per:	/s/ David Hall
David Hall
Chief Executive Officer, President and Director

Dated:	May 2, 2011

Per:	/s/ Brent Petterson
Brent Petterson
Chief Financial Officer and Secretary

Dated:	May 2, 2011