Form 20-F
period 2011-12-31
REPLICEL LIFE SCIENCES INC.
filed 2012-04-26
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number 000-50112

REPLICEL LIFE SCIENCES INC.
(formerly Newcastle Resources Ltd.)
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1225 – 888 Dunsmuir Street
Vancouver, British Columbia, Canada V6K 3C4
(Address of principal executive offices)

David Hall, President & CEO,
Telephone: (604) 248-8730
Suite 1225 – 888 Dunsmuir Street
Vancouver, British Columbia, Canada V6K 3C4
Facsimile: (604) 248-8690
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
43,150,008 common shares as of December 31, 2011

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
(Not applicable to the registrant at this time)[   ] YES     [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[   ] Item 17     [   ] Item 18

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
[   ] YES     [   ] NO

GENERAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” commencing on page 6, which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include:

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

As used in this annual report, the terms “we”, “us”, “our”, and “RepliCel” mean RepliCel Life Sciences Inc., a British Columbia, Canada, corporation, and our wholly-owned subsidiary, TrichoScience Innovations Inc., as applicable.

FIRST TIME APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective from January 1, 2011, we adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS and all prior period amounts have been reclassified to conform with IFRS. These are our first consolidated financial statements prepared in accordance with IFRSs and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. Please note that our prior annual financial statements were prepared in accordance with Canadian generally accepted accounting principles, which may not be comparable to IFRS. Please refer to Note 16 of our annual financial statements included herein for a discussion on the impact of our transition from Canadian generally accepted accounting principles to IFRS.

CURRENCY

Unless otherwise stated, “$”, when used in this Form 20-F, refers to Canadian dollars.

PART I

ITEM 1.                Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.                Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.                Key Information

A.                Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”) for the two fiscal years ended December 31, 2011 and 2010. The information presented below for the two year period ended December 31, 2011 and 2010 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars – Calculated in accordance with IFRS)

	Year ended Dec. 31, 2011 (audited)	Year ended Dec. 31, 2010 (audited)
Net sales or operating revenues	$-	$-
Total expenses	3,713,439	2,542,525
Loss from operations and continuing operations	(3,713,439)	(2,542,525)
Net loss	(3,713,439)	(2,542,525)
Basic and diluted loss from operations and continuing operations, per share	(0.10)	(0.12)
Total assets	631,419	1,308,742
Net assets (capital deficit)	401,450	685,447
Share capital	6,266,739	3,344,320
Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	39,442,240	21,567,675
Long-term debt	-	-

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 24, 2012, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rate of the Bank of Canada), was Cdn $0.9883 for each one US dollar. For the past five fiscal years ended December 31, 2011 and for the monthly periods subsequent to that date, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year	Average
December 31, 2007	1.0742
December 31, 2008	1.0659
December 31, 2009	1.1409
December 31, 2010	1.0223
December 31, 2011	0.9887

Month	High / Low
November 2011	1.0487/1.0125
December 2011	1.0403/1.0106
January 2012	1.0272/0.9986
February 2012	1.0016/0.9941
March 2012	1.0013/0.9848
April 2012	1.0039/0.9878

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

We have not generated any revenues from our planned operations to date. As of December 31, 2011, we had accumulated $6,870,221 in losses since inception. Our business is focused on the development of a new hair cell replication technology. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

Our auditors’ opinion on our December 31, 2011 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $6,870,221 for the cumulative period from September 7, 2006 (inception) to December 31, 2011. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern, as described by our auditors with respect to the financial statements for the year ended December 31, 2011. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

Our articles contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our articles contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any loss, damage or expense incurred by our company which may happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our company’s officers and directors and may discourage or deter our shareholders from suing our company’s officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

As a majority of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company, directors and officers.

We are a British Columbia, Canada company. A majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States legislation. There is substantial doubt whether an original action based solely upon such civil liabilities could be brought successfully in Canada against any of such persons or our company.

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

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and Accredited Investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.

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

ITEM 4.                Information on RepliCel Life Sciences Inc.

A.                History and Development of RepliCel Life Sciences Inc.

Name

Our legal name is “RepliCel Life Sciences Inc.”. We changed our name from “Newcastle Resources Ltd.” on June 22, 2011.

Principal Office

Our principal office is located at Suite 1225 – 888 Dunsmuir Street, Vancouver, British Columbia, Canada V6K 3C4. Our telephone number is (604) 248-8730 and our facsimile number is (604) 248-8690.

Corporate Information and Important Events

Our company was incorporated under the laws of the Province of Ontario (specifically under the Business Corporations Act (Ontario)) on April 24, 1967 under the name “Jolly Jumper Products of America Limited”. On September 25, 1987, our name was changed to “Sun Valley Hot Springs Ranch Inc.”. We changed our name to “Tri-Valley Free Trade Inc.” on March 26, 1991 and to “Tri-Valley Investments Corporation” on June 19, 1995. On October 2, 1998, we changed our name to “Tri-Lateral Venture Corporation”. On May 6, 2004, we changed our name to “Pan American Gold Corporation” and on November 10, 2008, we changed our name to “Newcastle Resources Ltd.”. On June 22, 2011 we filed a continuance in British Columbia and changed our name to “RepliCel Life Sciences Inc.” We are a reporting issuer under the securities laws of the Provinces of British Columbia and Ontario. Under the Business Corporations Act (British Columbia), our company has an indefinite life span.

On November 10, 2008, our issued and outstanding common shares were consolidated on the basis of one (1) common share for every (30) common shares held and our name was changed to Newcastle Resources Ltd. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008, at which time our trading symbol was changed to “NCSLF”.

On December 22, 2010, we filed articles of amendment with the corporate registrar of the Province of Ontario, authorizing the creation of Class B preference shares and Class C preference shares.

Also on December 22, 2010, we completed the acquisition of two subsidiaries, TrichoScience Innovations Inc. (“TrichoScience”) and 583885 B.C. Ltd. (“583885”) pursuant to share exchange agreements dated October 29, 2010 with each of those companies. We determined to treat the acquisition of the shares of TrichoScience as a reverse acquisition for accounting purposes. As a result, our auditors changed from Manning Elliott LLP, our prior auditors, to BDO Canada LLP, the auditors of TrichoScience. As a result of this acquisition, we ceased to be involved in the mineral exploration sector and our business became the development of hair cell replication technology. We believe this technology has the potential to become the world’s first autologous treatment for pattern baldness and general hair loss in both men and women.

Under the TrichoScience share exchange agreement (the “TrichoScience Agreement”), we agreed to acquire up to all of the issued and outstanding common shares of TrichoScience on the basis of one unit of our company for each TrichoScience common share. Each unit consisted of 2.295300893 common shares, 1.1476504 Class B preference shares and 1.1476504 Class C preference shares. Upon the closing of the TrichoScience Agreement, we acquired a total of 4,860,000 TrichoScience common shares in exchange for the issuance of 4,860,000 units of our company comprised of an aggregate of: (i) 11,155,165 common shares; (ii) 5,577,580 Class B preference shares, and (iii) 5,577,580 Class C preference shares.

Pursuant to the terms of the TrichoScience Agreement, all shareholders of TrichoScience who did not tender their shares of TrichoScience to our company on December 22, 2010, were given the right to exchange their TrichoScience shares at any time during the following 18 months on the same exchange ratio as set forth above. As at December 31, 2011, all TrichoScience shareholders had exchanged their shares for units of our company. As a result, we issued a total (including the share issuances described in the preceding paragraph) of 22,000,000 common shares, 11,000,000 Class B shares and 11,000,000 Class C shares to the former shareholders of TrichoScience (including the shares issued on December 22, 2010). Because the rights and restrictions of the Class B preference shares provided that all such shares would be extinguished upon our company: (i) acquiring at least 90% of the TrichoScience shares; and (ii) investing at least $3,000,000 in TrichoScience, all of our outstanding Class B preference shares were extinguished effective April 29, 2011.

As a result of the completion of the acquisition of all of the TrichoScience shares, TrichoScience is now a wholly-owned subsidiary of our company. All of the common shares of our company acquired by former shareholders of TrichoScience have been deposited with a trustee pursuant to the terms of a pooling agreement. The common shares are subject to a timed release schedule under which 15% of the shares have been or will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the respective share exchanges. We issued all of these shares to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

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

Concurrent with the acquisition of TrichoScience, we also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for the issuance of 4,400,000 common shares of our company. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by our incoming Chief Executive Officer. 3,400,000 common shares controlled by the Chief Executive Officer were deposited with an escrow agent pursuant to the terms of an escrow agreement, to be released upon satisfaction of certain performance conditions as set out in the escrow agreement. 583885 was dissolved effective July 29, 2011.

During the year ended December 31, 2011, the performance conditions with respect to the release of 350,000 shares (December 31, 2010: 850,000) had been achieved, and $178,045 (December 31, 2010: $432,295) (representing the fair value of the shares released from escrow on the date of release) was recorded as stock-based compensation. Compensation expense relating to the transaction date fair value of the remaining 2,200,000 common shares will be recognized in the period the respective performance condition is probable and amortized over the period until the performance condition is met.

On June 22, 2011 we filed a continuance application with the corporate registrar of the Province of British Columbia and pursuant to which we continued our jurisdiction of incorporation from the Province of Ontario to the Province of British Columbia. In connection with the continuance, we adopted new articles and changed our name to “RepliCel Life Sciences Inc.”. As all of the outstanding Class B preference shares had been cancelled in accordance with their terms shortly before the continuance, we continued to the Province of British Columbia with our authorized capital consisting of an unlimited number of common shares without par value, an unlimited number of Class A preference shares without par value and an unlimited number of Class C preference shares without par value.

On November 29, 2011, 13,000,000 of the Class C preference shares, being all the issued and outstanding Class C shares, were converted on a 5:1 ratio, into 2,600,000 common shares by the holders thereof. All of the common shares issued on conversion of the Class C shares were deposited with a trustee pursuant to the terms of pooling agreements. The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters beginning January 1, 2013.

On December 5, 2011, we filed articles of amendment with the corporate registrar of the Province of British Columbia, cancelling the Class C preference shares.

Capital Expenditures

During the last three fiscal years ended December 31, 2011, we did not undertake any capital expenditures. In connection with the closing of the TrichoScience Agreement, we acquired 1,000,000 common shares of TrichoScience at a price of $1.00 per share. This acquisition was internally financed, partially from the proceeds of the private placement for gross proceeds of US$620,000 that we undertook in connection with the closing of the TrichoScience Agreement, as described above under the heading “Corporate Information and Important Events”. On March 11, 2011, we acquired an additional 2,050,000 shares of TrichoScience at a price of $1.00 per share. This acquisition was internally financed from the proceeds of our March 2011 private placement for gross proceeds of US$2,550,000, as described above under the heading “Corporate Information and Important Events”.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.                Business Overview and Plan of Operations

Overview

RepliCel Life Sciences Inc. is a British Columbia, Canada, company that is in the business of developing and patenting a new hair follicle cell replication technology that has the potential to become the world’s first autologous cellular treatment for hair loss in men and women. Our cellular replication and implantation technology is designed to grow new hair follicles in patients suffering from androgenetic alopecia. The procedure is also designed to rejuvenate damaged, miniaturized hair follicles in balding scalp skin.

Research and Development

Our technology has been developed over nine years of research, experimentation and trials. The mechanics of our technology involve the extraction of as few as 20 hair follicles from the back of a patient’s scalp where healthy cycling hair follicles reside. Specific cells are isolated from the hair follicles and are then replicated in a current Good Manufacturing Practice (“cGMP”) compliant facility through our proprietary cellular replication process and then reintroduced back into balding areas on a patient’s scalp. The implanted cells are expected to induce the formation and growth of new hair follicles and are expected to also help rejuvenate damaged hair follicles. Our anticipated long term result is the restoration of a full head of hair that has been seeded by the patient’s own natural hair cells.

The product development path of our technology effectively began in 2000/03 when Drs. McElwee and Hoffmann began focusing on specific groups of cells in the hair follicle described as dermal sheath cup cells (“DSCs”). Together they hypothesized that these DSCs were a reservoir of cells that were responsible for the continued cycling of the hair follicle, as well as neogenesis of new hair follicles. Multiple experiments on purpose-bred mice demonstrated that hair follicle DSCs could induce successful hair growth. The scientists’ landmark study was published in the peer-reviewed Journal of Investigative Dermatology in ©2003. Together, the scientists filed patent applications. To date, patents have been issued in Europe and Australia, and are now pending in the US, Canada and Japan.

These results have led us to believe in the effectiveness of the procedure and its potential to become a solution to hair loss for the hair restoration market. From 2004 to 2007, the developers of our technology planned for human clinical trials and cell culture laboratories, and sourced initial funding. In 2007, the developers of the technology assigned the technology, including the intellectual property, to TrichoScience Innovations Inc. (“TrichoScience”), all of the shares of which we acquired, in stages, between December 2010 and April 2011.

We believe our technology will offer several advantages over current hair loss solutions. Traditional hair transplantation surgery requires the surgical removal of a prominent band of hair-bearing scalp from the back of the head, dissection of individual hair follicles and then implantation of these follicles into the balding region of the scalp. Often, a number of similar surgical procedures are required to achieve the desired result. In effect, surgical hair transplantation removes and redistributes a patient’s own hair follicles to cover sections of bald scalp, leaving a longitudinal scar across the back of a patient’s scalp where the strip of skin tissue carrying the hair follicles was removed. In follicular unit extraction (“FUE”) transplants, the back of the scalp is left with multiple small round wound marks where the micro extractions have occurred.

In contrast, our technology is designed to replicate a patient’s hair cells and rejuvenate miniaturized hair follicles, as well as induce entirely new follicles to grow from the balding scalp with only a minor single suture closure from the tissue extraction site. We believe there will be minimal pain involved and a short recovery period. Our technology is designed to provide the ability to grow a patient’s own hair back, rather than to redistribute hair from the back of the scalp to the front.

In addition, hair transplantation surgery requires a team of six or more people, including up to four technicians trained in micro-dissection. The surgical procedure takes up to eight hours to complete. Our technology is designed to be fully performed by a single clinician who requires minimal additional training. We expect the time involved in the clinic to be less than thirty minutes for tissue collection and less than one hour for cell injection.

Existing Market Conditions

Although we have not yet generated any revenues from our technology, there is a very large potential market for our technology, should it be effective and obtain the necessary regulatory approvals.

The worldwide market for surgical hair restoration has been calculated at US$1.8 billion annually by the International Society of Hair Restoration Surgery (the “ISHRS”), with the US market accounting for 36% of that total (US$550 million). Between 2008 and 2010, the hair restoration surgery market increased 47% worldwide. The biggest increases were in the Middle East (454%) and Asia (345%). The American Academy of Family Physicians (the “AAFP”) estimates the US market for non-surgical hair loss treatments at over US$1.2 billion annually. The drugs minoxidil (Rogaine®) and finasteride (Propecia®) together account for a large portion of the non-surgical market.

Established industry figures as noted above point to an annual worldwide hair restoration market of US $3 billion. However, it is clear that the market is significantly larger based on the broad range of hair loss appliances, treatments, techniques and topical applications that are widely available today. We believe the potential to deliver a minimally invasive surgical, non-drug based procedure such as ours will offer us access to all current hair loss treatment markets. Our technology could serve as a catalyst to grow the market, even while usurping both existing surgical and nonsurgical procedures, given its potential permanent results and minimally invasive surgical basis. It will also bring women into the market where they have traditionally rejected invasive surgical procedures and avoided the side effects of drug treatments. According to the ISHRS, in 2010, 85.9% of hair restoration surgical patients were men, and 14.1% were women. It is anticipated that a cell-based treatment like RepliCel’s could address the unmet market for women who currently have no real solution to their hair loss.

Current Hair Loss Treatments

Surgical Hair Restoration

Medical hair restoration consists of a variety of surgical hair restoration treatments designed to reduce baldness. Follicular unit hair transplant (“FUT”) surgery is by far the dominant hair restoration treatment and involves the surgical removal of large portions of hair-bearing scalp from the back of the head. These sections of scalp skin are then dissected by hand into smaller hair follicle clusters (follicular units) and transplanted to the balding areas of a patient’s scalp.

Follicular unit extraction or FUE is another type of hair transplant technique in which a small round punch is used to extract follicular units from a patient’s baldness-resistant donor areas. These 1, 2, 3 and 4-hair follicular unit grafts are then transplanted into a patient’s balding areas. This is a time consuming and tedious procedure and a physician is often limited to transplanting 500 to 600 follicular unit grafts in one day. While the FUE procedure has grown in popularity, largely due to the minimally invasive way in which follicular unit grafts are removed, the standard strip excision method is still the leading hair transplant procedure.

However, FUT and FUE hair transplant surgery will always be limited by the availability and quality of donor hair follicles. Hair replacement surgery is a complicated procedure that may require several hair transplant sessions over a period of one to two years before the desired result is achieved. Ultimately, the act of hair transplantation does not ‘create’ new hair. The process simply relocates viable hair from the back of the scalp to the front. Most women will not undergo this extremely invasive surgery. In terms of cosmetic results, both FUT and FUE surgery are quite dependent upon the skill of the surgeon. Scalp flap surgery, scalp reduction surgery and scalp expansion surgery are other forms of surgical hair restoration. Combined, these treatments represent a far smaller patient base than hair transplant surgery.

Non-Surgical Restoration

Only two drug hair restoration treatments approved by the United States Food and Drug Administration (the “FDA”) are available today: minoxidil and finasteride. Minoxidil is marketed as Rogaine® and finasteride is marketed as Propecia®. These two products can be effective in hair loss prevention and may grow new hair. However, once a patient begins using Rogaine® or Propecia®, he or she must continue to use the products indefinitely. As with any drug, adverse reactions can sometimes occur.

Rogaine® (Minoxidil)

Rogaine® (minoxidil) was introduced in 1988 as the first drug approved for treatment of baldness by the FDA. It is now available over-the-counter in several countries including the USA. Minoxidil remains the only product available without a prescription that has been approved by the FDA as a proven treatment against hair loss. Minoxidil is no longer under patent so it is also marketed as a number of topical treatments made by several different companies. Minoxidil stimulates hair growth in individuals with male and female pattern baldness; however, the mechanism of action is unknown. It comes in 2% and 5% topical formulations and known side effects include itching and skin irritation of the treated scalp, as well as unwanted hair in areas adjacent to treatment sites which can be distressing to women when the face is involved. Once treatment is stopped, all results will be lost within 3 to 6 months.

Propecia® (Finasteride)

Finasteride is marketed by Merck under the trademark names Proscar® and Propecia®, among other generic names. It is a synthetic antiandrogen that inhibits type II 5-alpha reductase, the enzyme that converts testosterone to DHT. Only available by prescription, it was developed to treat mild to moderate male pattern hair loss on the vertex (top of head) and anterior mid-scalp area (middle front of head) in men only. There is insufficient evidence that Propecia® works for receding hairlines at the temples. Listed side effects include erectile dysfunction and depression. Once treatment is stopped, all results will be lost within 6 to 12 months.

Competition

Aderans Research Institute

The Aderans Research Institute (“ARI”), headquartered in Atlanta, is the research arm of two hair restoration companies: Aderans Co., Ltd., a leading manufacturer of wigs in Japan; and Bosley, a leading hair transplant company in the USA now owned by Aderans. ARI is researching a method of hair replication using a cell culture technology referred to as the Ji Gami™ process. Aderans is viewed as a potential competitor with first mover advantage. The RepliCel™ and Aderans technologies, when approved, will ultimately compete on results and cost. Relative efficacy is yet to be determined.

Histogen Inc.

Histogen is developing a hair replacement product that is based on the products of newborn cells grown under embryonic conditions.

Histogen has completed a 24-subject clinical trial on its Hair Stimulating Complex (HSC). This double-blind, placebo-controlled study evaluated the safety in the clinical application of the product as an injectable for hair growth. No adverse events were seen at any time point, including the one year follow-up. Histogen is working on a Phase I/II study expected to start spring 2012 in Singapore to further examine safety and efficacy. Histogen’s clinical trials are not listed on the clinicaltrials.gov website.

Follica Inc.

Follica Inc. is developing a treatment that stimulates the re-growth of hair follicles by harnessing their natural wound-healing response. Follica’s clinical trials are not listed on the clinicaltrials.gov website.

Marketing Strategy Overview

We have launched a branded corporate website which can be viewed at www.replicel.com to provide corporate information and information about our technology and the progress of our clinical trials. In the future, this site will act as our principal marketing and communications tool and, in time, we will add sections appropriate to our targeted key audiences – medical professionals, hair restoration clinics and appropriate professional associations. All marketing and communications efforts will feature a constant internet based strategy which we anticipate will allow us to leverage our technology advantages and brand to generate license sales.

We expect that, eventually, a highly targeted marketing effort will supplement the broad communications tactics and website with a focused direct sales campaign to primary licensee markets. We have identified the primary licensee market as more than 800 hair restoration physicians.

Business Model

The RepliCel™ procedure will be marketed directly to those medical professionals currently engaged in hair transplant procedures, as well as established hair loss and dermatology clinics. Access to, and application of the procedure will be offered to these establishments under a licensing arrangement. Clinicians will be charged a license fee by the company on an annual basis. We will then train and educate the clinicians in the RepliCel™ procedure. Clinicians will extract the patient’s tissues through a punch biopsy which will then be shipped to our cGMP facilities where cells will be isolated and proprietary cellular replication will take place. We will be able to maintain full control over the cellular replication process through the use of our own contracted facilities and our own trained technicians. We will charge the clinic a per-patient replication fee, while the clinic will be free to set the price it charges the patient, based on what the market will bear. Therefore, we will have two revenue streams: patient fees and annual license fees.

Regulatory Environment

The process of obtaining marketing authorization for the RepliCel™ procedure requires the collection of a thorough body of information that satisfies requirements set forth by regulators that oversee the safety and efficacy of products sold to the public. Each jurisdiction has specific regulatory requirements, many of which differ from region to region.

We are developing a clinical and regulatory strategy that will ensure adherence to regulations that will advance the marketing approval of our technology worldwide. As part of this strategy, plans for the following projects are in development:

1.	Completion of a Phase I/IIa human clinical trial in Europe; TS001-2009 trial commenced in December, 2010;
2.	Ongoing research and pre-clinical development to enhance knowledge base of our technology; and
3.	Initiation of Phase IIb human dosing clinical trials in Europe and/or North America.

Phase I/IIa: TS001-2009

The protocol for the TS001-2009, Phase I/IIa study was developed with advice from European Union regulatory authorities responsible for advanced therapy medicinal products (ATMPs) of which our product is one. The clinical trial is designed to test the safety and efficacy of our technology in men and women with AGA through the assessment of the following endpoints:

1.

Primary Endpoint: local safety profile of our technology at the 6-month time point as defined by the incidence, relationship, severity and seriousness of adverse events at the injection sites and local tolerance (as judged by the investigator and patient);

2.	Secondary safety endpoints:

a.	the local safety profile (as defined above) of our technology at the 12 and 24 month time points,
b.	systemic adverse events over the 24-month study,
c.	analysis of macroscopic images of injection sites, and
d.	analysis of histopathological biopsies taken at the 6, 12 and 24 month time points; and

3.	Secondary efficacy endpoint:

a.	difference in hair thickness and hair density between 6 months (Visit 7) and baseline will be calculated using the TrichoScan® procedure.

The protocol, designed in compliance with International Conference on Harmonisation guidelines for Good Clinical Practice (ICH GCP), underwent thorough scientific and ethical review by the Georgian National Council of Bioethics and approval to conduct the study was granted on October 27, 2010.

Subjects with mild to moderate AGA categorized on the Ludwig Scale (female) or the Norwood scale (male) were enrolled in the study over a 4-month period starting in December 2010. These subjects provided blood samples to confirm their health status and scalp biopsies which were sent to a cGMP-compliant facility with the specific license to manufacture our product in Austria.

Once the manufacturing process was completed, the 19 subjects returned to the clinic to receive blinded injections of their own (autologous) replicated cells in a carrier medium on one part of the scalp, and another injection of carrier medium without replicated cells (placebo) on the other side of the scalp to allow for better assessment of the safety and efficacy of our technology. The final study participant received injections of hair follicle cells in late August 2011, thus marking the end of the treatment phase of TS001-2009.

In the next stage of the TS001-2009 trial, the post-injection follow-up period, subjects return to the clinic for ten follow-up visits over a 24-month period to have their health closely monitored to ensure that there have been no adverse effects associated with receiving the injections and to determine the efficacy of hair follicle cell injections at stimulating hair growth. Furthermore, at 6, 12 and 24 months post-injection, four subjects at each time point will provide biopsies of the injection sites for histopathological analysis. The post-injection follow-up period will be completed for all patients by the end of August 2013. The total duration of subject participation in the study is approximately 27 months.

An interim analysis of data is scheduled to take place in the first quarter of 2012 once all patients have had a 6-month follow-up visit. This data will allow for analysis of the primary endpoint of the study; assessment of the local (at treatment sites) safety profile of our product compared to placebo as defined by adverse events with respect to their causality, incidence, severity and seriousness. Secondary outcome measures of systemic (overall) safety (through review of adverse events in a similar fashion as described above) and efficacy (hair growth at treatment sites) will also be performed at this time. Analysis of efficacy will also be studied at 9, 12 and 24 months.

Final analysis of safety data from the entire 24-month post-injection follow-up period should be available in late 2013. To date, no serious adverse events have been reported post-injection.

Pre-Clinical Research

Even though our product has already started testing in human subjects; we continue to perform pre-clinical research to improve the production and delivery of our product. Currently we are conducting such research with our partners in Guangzhou, China; Innsbruck, Austria; and Vancouver, Canada in conjunction with the guidance we have received from regulators in the European Union and Canada.

Phase IIb Dosing Clinical Trials

Results from the pre-clinical work will be included along with the study results from TS001-2009 in making the application to perform Phase IIb dosing clinical trials in Europe and North America. The process of making this application will allow regulators to provide feedback on our product and the methodology used to research its effects in humans. Such feedback will allow us to streamline our research efforts to ensure we can bring our product to those in need as quickly and safely as possible.

Intellectual Property

The success of RepliCel will be highly dependent on the protection of our intellectual property. We are developing a diverse portfolio of intellectual property for the use of stem cells in the treatment of hair loss, as well as other medical conditions. For example, RepliCel inventors filed an early patent application on the use of hair follicle derived stem cells (see EP 1 509 597 B1) entitled “Method for isolating hair follicle mesenchymal stem cells”. This family of patents describes methods for isolating stem cells from hair follicles, and the growth and use of these stem cells for the treatment of a variety of medical conditions (including hair loss). Within this portfolio, there are granted patents in Australia (AU 2003246521) and Europe (EP1 509 597 B1), which were issued unopposed. Related patent applications are also pending in the United States, Canada and Japan.

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

We currently have four full time employees, as well as five contractors. These employees have expertise in biotechnology management, clinical trials, financial management and communications.

C.                Organizational Structure

We currently are the parent company of one wholly-owned subsidiary, TrichoScience. TrichoScience is federally incorporated under the Business Corporations Act (Canada).

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

ITEM 5.                Operating and Financial Review and Prospects

The information in this section is presented in accordance with International Financial Reporting Standards for 2010 and 2011. TrichoScience was incorporated on September 7, 2006 under the provisions of the Canada Business Corporations Act. It is a development stage company that has not yet realized any revenues from its planned operations. TrichoScience was largely inactive until 2009 and is now in the business of the development of a non-surgical hair cell replication technology to cure pattern baldness and general hair loss in both men and women. As stated above, TrichoScience is now a subsidiary of our company. As the shareholders of TrichoScience control more than 50% of the issued, voting common shares and preferred shares of our company as a result of our acquisition of the applicable shares of TrichoScience, we determined to treat the acquisition as a reverse acquisition for accounting purposes, with TrichoScience as the acquirer for accounting purposes. As such, the historical financial information included in our financial statements and in this Form 20-F, including discussion of the operating results that follow, are that of TrichoScience.

A.                Operating Results

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Our company had no revenue from operations during the years ended December 31, 2011 or 2010. General and administrative expenses totalled $2,674,532 for the year ended December 31, 2011 compared to $1,992,276 for the year ended December 31, 2010. The increase in general and administrative expenses was primarily the result of increased legal fees (2011: $118,950, 2010: $116,954), accounting and audit fees (2011: $120,357, 2010: $81,456), insurance (2011: $48,007, 2010: $30,472), marketing consulting fees (2011: $334,709, 2010: $57,353), office and telephone (2011: $98,911, 2010: $29,556), rent (2011: $81,330, 2010: $26,916), salaries (2011: $623,027, 2010: $109,830), and travel and promotion (2011: $130,098, 2010: $51,065). The increases in accounting and audit fees, legal fees, insurance, marketing consulting fees, office and telephone, rent, salaries and travel and promotion expenses were due to increased operational activities in 2011.

We recognized a stock based compensation charge of $947,272 for the year ended December 31, 2011 (2010: $1,176,900) for stock options granted under the Company stock option plan and founders stock option agreements described above under the heading “Information on RepliCel Life Sciences Inc. – Corporate Information and Important Events – Stock Options”. The overall decrease in stock-based compensation expense in 2011 compared to 2010 was primarily due to the share exchange with 583885 in 2010, 350,000 shares were released from escrow in 2011 upon the achievement of one milestone contained in the escrow agreement, compared to a release of 850,000 in 2010, resulting in decreased stock based compensation charge in 2011.

During the year ended December 31, 2011, we incurred costs of $637,649 relating to our clinical trials compared to $367,763 in the year ended December 31, 2010. We incurred research and development costs of $292,207 and intellectual property costs of $89,552 in 2011 compared to research and development costs of $132,100 and intellectual property costs of $50,386 in 2010. These increases were all the result of increased operational activities in 2011.

We incurred a net loss for the year ended December 31, 2011 of $3,713,439 or $0.10 per share on a basic and diluted basis compared to a net loss of $2,542,525 or $0.12 per share on a basic and diluted basis for the year ended December 31, 2010. The increased loss was the result of increased operational activities in 2011.

B.                Liquidity and Capital Resources

We had working capital of $382,863 as at December 31, 2011 compared to working capital of $652,699 as at December 31, 2010.

	Year Ended	Year Ended
	December 31, 2011	December 31, 2010
	(IFRS)	(restated for IFRS)
Net cash used in Operating Activities	$(3,115,623)	$(894,301)
Net cash provided by (used in) Investing Activities	(12,929)	1,089,215
Net cash provided by Financing Activities	2,482,170	412,704
Increase (decrease) in Cash during the Year	$(646,382)	$607,618
Cash, Beginning of Year	1,211,525	603,907
Cash, End of Year	$565,143	$1,211,525

Operating Activities

During the year ended December 31, 2011, we used net cash in operating activities of $3,115,623 compared to $894,301 for the year ended December 31, 2010. The increase in cash used in operating activities was the result of increased operational activities in 2011, as discussed above.

Investing Activities

During the year ended December 31, 2011, the net cash used in investing activities was $12,929 compared to net cash provided of $1,089,215 for the year ended December 31, 2010. The decrease is a result of the cash acquired on the closing of the TrichoScience Agreement in 2010.

Financing Activities

During the year ended December 31, 2011, RepliCel issued 2,550,000 common shares at US$1.00 per share for proceeds of US$2,550,000. We issued 101,200 common shares as finder’s fees in connection with the private placement. At December 31, 2011, we had working capital of $382,863. Additional working capital will be required for general and administrative expenses and to further our business plans.

On February 29, 2012, we completed a private placement of 66,304 units at US$1.50 per unit for proceeds of US$99,456. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing.

On March 29, 2012, we completed a private placement of 876,042 units at a price of US$1.50 per unit for gross proceeds of US$1,314,065. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing.

On April 18, 2012, we completed a private placement of 502,667 units at a price of US$1.50 per unit for gross proceeds of US$754,001. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing. A finder’s fee of $36,000 was issued in connection with the Financing.

On April 20, 2012, we completed a private placement of 430,033 units at a price of US$1.50 per unit for gross proceeds of US$645,050. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing.

We anticipate that we will require a minimum of approximately $4,000,000 to proceed with our plan of operations for the twelve month period ended December 31, 2012. We have no current material commitments for capital expenditures.

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

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in the auditor’s report on our annual financial statements for the year ended December 31, 2011, our independent auditors included an explanatory paragraph on their report in respect of there being substantial doubt about our ability to continue as a going concern.

Significant Accounting Policies

Critical Accounting Estimates, assumptions and judgments

The preparation of consolidated financial requires the use of estimates, assumptions and judgment that in some cases relate to matters that are inherently uncertain, and which affect the amounts reported in the consolidated financial statements and accompanying notes. Changes to estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could also differ from those estimates under different assumptions and conditions. Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in these financial statements are discussed below:

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8d to the annual financial statements contained herein).

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.

The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Fair Value of TrichoScience Transaction

Significant judgment is required in determining the fair value of the consideration granted during a Reverse Takeover transaction. Estimating the fair value of the shares granted and the fair value released by participating shareholders requires determining the most appropriate valuation model. The assumptions used are disclosed in Note 5 to the annual financial statements contained herein.

Recent Accounting Pronouncements in Canada

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning after January 1, 2011 or later periods.

The following new standards, amendments and interpretations, which have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

  IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of the new standard.

  IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is yet to assess the full impact of IFRS 10 and intends to adopt the standard no later than the accounting period beginning on January 1, 2013.

  IFRS 13 Fair Value Measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Company is yet to assess the full impact of IFRS 13 and intends to adopt the standard no later than the accounting period beginning on January 1, 2013.

The following new standards, amendments and interpretations, which have not been early adopted in these consolidated financial statements, will not have an effect on the Company’s future results and financial position:

  IFRS 1: Severe Hyperinflation (Effective for periods beginning on or after July 1, 2011)
  IAS 12: Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)
  Amendments to IFRS 9: Financial Instruments (Effective for periods beginning on or after January 1, 2013)

C.                Research and Development, Patents and Licenses etc.

We incurred research and development costs of $381,759 and $182,486 in 2011 and 2010, respectively and clinical development costs of $637,649 and $367,763 in 2011 and 2010, respectively. Our research currently focuses on the development of our non-surgical hair cell replication technology. In 2008, we were granted a patent for our technology in each of Australia and the European Union. Patents in other global jurisdictions, including Canada, Japan and the United States, have been applied for and are pending. We will continue to conduct our research and development activities through contracts with the University of British Columbia, Tricholog GmbH, Pharmalog Institute fur klniische Forschung GmbH, and other research institutions and commercial entities when needed.

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

F.                Contractual Obligations

We have no contractual obligations as of December 31, 2011 or as of the date of this Form 20-F.

G.                Safe Harbor

Not applicable.

ITEM 6.                Directors, Senior Management and Employees

A.                Directors and Senior Management

There are no family relationships between any of the directors, senior management or employees. We have no arrangement or understanding with any major shareholders or other persons pursuant to which any of our directors or officers was selected as a director or officer. The following table sets out information regarding our directors and senior management, and any employees upon whose work our company is dependent.

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
David Hall	Chief Executive Officer, President and Director	58	December 22, 2010
Tom Kordyback	Chief Financial Officer	60	August 22, 2011
Dr. Rolf Hoffmann	Chief Medical Officer and Director, TrichoScience Founder	49	December 22, 2010
Dr. Kevin McElwee	Chief Scientific Officer, TrichoScience Founder	41	December 22, 2010

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Peter Jensen(1)	Chairman of the Board and Director	58	December 22, 2010
John Challis(1)	Director	65	March 11, 2011
Peter Lewis(1)	Director	56	May 27, 2011
Darrell Panich	VP Clinical Affairs	40	March 15, 2010
Gemma Bayley	VP Finance, Secretary and Treasurer	33	March 11, 2011

(1)    Member of the audit committee.

David Hall – Chief Executive Officer, President and Director

Mr. Hall has almost two decades of experience in the life sciences industry. From 1994 through 2008, he served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC and currently serves as a director of Advantage BC. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a member of the University of British Columbia’s Tech Equity Investment Committee and is a director and Chairman of the Audit Committee of GLG Lifetech Corporation.

Tom Kordyback, CA – Chief Financial Officer

Mr. Kordyback has over 25 years of experience in corporate finance and management for emerging growth companies. He has held senior financial positions with Glenayre Electronics Inc. and Telelink Communications Inc. In 1995, he joined Creo Inc. as their Chief Financial Officer where he oversaw private financings totaling more than $80 million and led the company’s Initial Public Offering on the NASDAQ stock exchange for $90 million. He remained at Creo until 2000. Mr. Kordyback also served as a director and member of the Audit, Compensation and Merger and Acquisitions Committees for Extreme CCTV Inc., a developer and manufacturer of state-of-the-art surveillance systems listed on the TSX. In 2008, the company was sold to Bosch Security Systems, Inc. for CDN $93 million. Mr. Kordyback currently serves as director of Silver Sun Resources Corp., a public Canadian-based resource company.

Prof. Rolf Hoffmann, MD – Chief Medical Officer and Director

Dr. Hoffmann is a European-based clinical researcher who has spent decades researching the fields of pattern hair loss, alopecia areata, endocrinology of the hair follicle and hair follicle morphogenesis. Together with Dr. McElwee, he is the applicant of a landmark patent on the use of hair follicle cup cells and their use in hair diseases. He is working clinically in his private practice, as a teaching professor in the Department of Dermatology for Marburg University, as well as a researcher on histopathogically on hair diseases, where he has published chapters in text books. Dr. Hoffmann has participated in dozens of clinical hair studies and consulted for a variety of large companies on hair matters. He is the inventor of TrichoScan®, a computerized technique to measure hair growth. Since then, he has run a successful privately owned company to market the device for dermatologists and to offer it as a service for clinical trials.

Dr. Kevin McElwee, PhD – Chief Scientific Officer

Dr. McElwee is an Associate Professor in the Department of Dermatology and Skin Health at the University of British Columbia, and Director of the Hair Research Laboratory in the Vancouver Coastal Health Research Institute at Vancouver General Hospital (VGH). His research is funded by competitive grants awarded by multiple organizations including the Canadian Institutes for Health Research (the equivalent of the National Institutes for Health in the USA). Dr. McElwee is one of only a small group of research scientists worldwide who studies hair biology and associated diseases. He has worked as a hair research scientist for 12 years and has published over 70 medical journal articles, research abstracts and academic book chapters on hair loss research. Dr. McElwee received his Bachelor of Science degree from the University of Aberdeen, Scotland and his PhD from the University of Dundee, Scotland. Postdoctoral training included three years at the Jackson Laboratory in Maine and four years at the University of Marburg, Germany, studying various hair loss diseases.

Peter Jensen – Chairman of the Board and Director

Mr. Jensen holds a Bachelor of Science and two Law degrees from McGill University. Prior to his law degrees, he was engaged in diabetes research and medical clinic management. In 1981, he commenced the practice of law in the corporate and securities fields in British Columbia. Mr. Jensen has a wide range of legal counseling experience internationally and has a depth of experience in trans-border transactions. Mr. Jensen has been and is a director of a number of private and publicly traded companies and has assisted in the raising of finance for these companies in Canada, the United States, Europe and Asia.

John Challis – Director

Dr. Challis is the past President and CEO of the Michael Smith Foundation for Health Research, British Columbia’s health research funding organization. Dr. Challis received his PhD from the University of Cambridge and began his career as a research scientist at the University of Oxford. In 1976, he came to Canada as a faculty member at McGill University and joined the faculty at the University of Western Ontario two years later. Dr. Challis served as founding Scientific Director of the Lawson Research Institute at St. Joseph’s Health Centre and as the Centre’s vice-president (research). In 1995, he joined the University of Toronto as Professor and Chair of the Department of Physiology and in 2001 he was appointed the founding Scientific Director of the Canadian Institute of Health Research, Institute of Human Development, Child and Youth Health. Dr. Challis served as Vice-President, Research and Associate Provost at the University of Toronto between 2003 and 2007.

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

Peter Lewis, CA – Director

Mr. Lewis is a partner with Lewis and Company, a firm specializing in taxation law since 1993. His areas of expertise include tax planning, acquisitions and divestitures, reorganizations and estate planning. He is a sought after educator, having taught and presented taxation courses at the Institute of Chartered Accountants of British Columbia and the Canadian Tax Foundation.

Darrell Panich, MSc, PMP, CPM - Vice President, Clinical Affairs

Mr. Panich is an experienced clinical trial management specialist. He has managed multinational clinical research studies in more than 15 different countries for over 20 different pharmaceutical and biotechnology companies. He obtained his Master of Science degree from the University of Alberta while conducting clinical research in neuroscience. Mr. Panich has obtained certifications in project management from the Project Management Institute (Project Management Professional; PMP) and Project Management Leadership Group (Certified Project Manager; CPM).

Gemma Bayley, CA - VP Finance and Secretary

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

B.                Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2011:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(7) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
David Hall CEO, President and Director	2011	360,000	178,045	111,945	N/A	N/A	N/A	N/A	649,990
Tom Kordyback (1) Chief Financial Officer	2011	N/A	N/A	10,987	N/A	N/A	N/A	N/A	10,987
Dr. Rolf Hoffmann Chief Medical Officer and Director	2011	81,473	N/A	40,865	N/A	N/A	N/A	N/A	122,338
Dr. Kevin McElwee Chief Scientific Officer Founder of TrichoScience	2011	60,000	N/A	40,865	N/A	N/A	N/A	N/A	100,865
Peter Jensen(2) Chairmen and Director	2011	N/A	N/A	18,072	N/A	N/A	N/A	N/A	18,072
John Challis(3) Director	2011	N/A	N/A	44,778	N/A	N/A	N/A	N/A	44,778
Peter Lewis(4) Director	2011	N/A	N/A	44,778	N/A	N/A	N/A	N/A	44,778
Darrell Panich VP, Clinical Affairs	2011	125,000	N/A	47,367	N/A	N/A	N/A	N/A	172,367
Gemma Bayley(5) VP, Finance and Secretary	2011	60,400	N/A	44,778	N/A	N/A	N/A	N/A	105,178
Brent Petterson(6) Chief Financial Officer and Secretary	2011	N/A	N/A	49,315	N/A	N/A	N/A	N/A	49,315

(1)	Mr. Kordyback was appointed CFO of our company on August 22, 2011. This compensation relates to founder’s options granted to Mr. Kordyback by a founding shareholder in fiscal 2010.
(2)

Mr. Jensen was paid $22,250 in director’s fees by our company for the fiscal year ended December 31, 2011. $12,169 of compensation relates to founder’s options granted to Mr. Jensen by a founding shareholder in fiscal 2010.

(3)	Mr. Challis was appointed a director of our company on March 11, 2011. Mr. Challis was paid $12,959 in director’s fees by our company for the fiscal year ended December 31, 2011.
(4)	Mr. Lewis was appointed a director of our company on May 27, 2011. He was paid $12,000 in director’s fees by our company for the fiscal year ended December 31, 2011.
(5)	Ms. Bayley was appointed secretary of our company on May 27, 2011
(6)

Mr. Petterson served as a director of our company during the fiscal year ended December 31, 2010. He resigned as a director on December 22, 2010. He resigned as CFO and secretary on August 22, 2011. MBP Management Ltd., a company controlled by Mr. Petterson, received $18,000 from our company during the fiscal year ended December 31, 2011.

(7)	Details of options granted during 2011 are included in the table below under the heading “Stock Option Plan”.

Pension, Retirement or Similar Benefits

We do not provide pension, retirement or similar benefits to directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2011 to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

C.                Board Practices

Our directors are re-elected at the annual general meeting of our shareholders and our officers are re-appointed by our board of directors at a directors’ meeting following the annual general meeting. Each of our current directors and officers will hold their respective office until their successor is elected or appointed, unless such office is earlier vacated under any of the relevant provisions of our by-laws or the Business Corporations Act (British Columbia).

The following sets out terms of the consulting agreement between our company and David Hall. Mr. Hall is the only director of our company who is entitled to receive benefits upon termination of employment, as described below.

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

Audit Committee

Our audit committee is comprised of Peter Lewis, John Challis and Peter Jensen. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review, following which the report of the audit committee on the financial statements is submitted to the board of directors.

Remuneration Committee

We do not have a standing remuneration committee but our entire board of director’s acts as our compensation committee. We do not believe it is necessary to have a standing remuneration committee because we believe that the functions of such a committee can be adequately performed by our board of directors.

D.                Employees

As of December 31, 2011, we had four full time employees and five contractors, the majority of which are located in Vancouver, British Columbia. These employees and contractors have expertise in biotechnology management, clinical trials, financial management and communications.

E.                Share Ownership

Our directors, senior management and key employees beneficially own, directly or indirectly, the number of shares set out in the table below:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)
David Hall Chief Executive Officer, President and Director	2,400,000(3)	5.3%
Tom Kordyback Chief Financial Officer	100,993	*
Dr. Rolf Hoffmann Chief Medical Officer and Director	4,895,689	10.9%
Dr. Kevin McElwee Chief Scientific Officer	4,491,716	10.0%
Peter Jensen Chairmen and Director	500,000	1.1%
John Challis Director	-	-
Peter Lewis Director	40,000	*
Darrell Panich VP, Clinical Affairs	-	-
Gemma Bayley VP, Finance and Secretary	-	-
Brent Peterson Chief Financial Officer and Secretary	100,000	*

* Less than 1%.

(1)

Does not include options to acquire common shares of our company held by the persons set forth in the table. For a description of options held by the persons set forth in the table above, see below under the heading “Stock Option Plan”.

(2)	Based on 45,025,054 common shares issued and outstanding as of April 24, 2012.
(3)	Does not include 1,000,000 common shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

Stock Option Plan

On December 22, 2010, our board of directors approved the adoption of the 2010 Stock Option Plan, which was ratified and approved by our shareholders on January 5, 2011. The 2010 Stock Option Plan provides for the grant of incentive stock options to purchase our common shares to our directors, officers, employees and consultants. The Plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under the stock option plan is 10% of the issued and outstanding common shares of our company’s stock on the date of issue. Each option, upon its exercise, entitles the grantee to one common share. The exercise price of common shares subject to an option will be determined by the board of directors at the time of grant. Stock options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option or such lesser periods as may be determined by our board of directors.

The following table sets forth the amount and terms of options to acquire common shares of our company we have granted to our directors, senior management and key employees:

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
David Hall Chief Executive Officer, President and Director	250,000	March 11, 2011	US$1.00	March 11, 2018
Tom Kordyback Chief Financial Officer	325,000	February 9, 2010	US$1.00	March 31, 2016
Dr. Rolf Hoffmann Chief Medical Officer and Director	450,000	December 22, 2010	US$0.50	July 13, 2017
Dr. Kevin McElwee Chief Scientific Officer	450,000	December 22, 2010	US$0.50	July 13, 2017
Peter Jensen Chairmen and Director	235,000	July 14, 2010	US$1.00	July 13, 2017
	65,000	December 22, 2010	US$0.50	July 13, 2017
John Challis Director	100,000	March 11, 2011	US$1.00	March 11, 2018
Peter Lewis Director	100,000	March 11, 2011	US$1.00	March 11, 2018
Darrell Panich VP, Clinical Affairs	50,000	January 22, 2010	US$1.00	February 28, 2017
	100,000	March 11, 2011	US$1.00	March 11, 2018
Gemma Bayley VP, Finance and Secretary	100,000	March 11, 2011	US$1.00	March 11, 2018
Brent Peterson Chief Financial Officer and Secretary	150,000	March 11, 2011	US$1.00	March 11, 2018

ITEM 7.                Major Shareholders and Related Party Transactions

A.                Major Shareholders

The following table sets forth persons known to us to be the beneficial owner of more than five percent (5%) of each class of our shares issued and outstanding as of April 24, 2012. All of these persons acquired their shares of our company in connection with the closing of the TrichoScience Agreement and the 583885 Agreement. Prior to that time, we had no shareholders who were beneficial owners of more than five percent (5%) of our outstanding shares:

Name	Number of Common Shares(1)	Percentage of Common Shares(2)
Dr. Rolf Hoffmann	4,895,689	10.9%
Dr. Kevin McElwee	4,491,716	10.0%
Dr. Jerry Shapiro	4,241,716	9.4%
Matthew Wayrynen	4,087,743(3)	9.1%
David Hall	2,400,000(4)	5.3%

(1)	Does not include options to acquire common shares of our company held by the persons set forth in the table.
(2)

Based on 45,025,054 common shares issued and outstanding as of April 24, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(3)	Does not include 1,009,932 common shares held by a company that Mr. Wayrynen serves as a director.
(4)	Does not include 1,000,000 common shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our company’s shareholder meetings.

The following table sets forth the number of our issued and outstanding common shares that are held by record holders in the United States. We have no Class A preference shares outstanding:

Class	Number of Shareholders	Total Shares Held
Common Shares	16	1,574,456
Percentage of Common Shares	0.6%	3.5%(1)

(1)	Based on 45,025,054 common shares issued and outstanding as of April 24, 2012.

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

B.                Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2011 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals’ families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence:

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2011	December 31, 2010
Companies controlled by directors of the Company	$10,000	$33,856
Directors or officers of the Company	9,596	43,080
	$19,596	$76,936

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

As a result of a licence and assignment agreement for clinical trial results relating to the Company’s non-surgical hair cell replication technology the Company is committed to pay a company controlled by a director of the Company $101,250 (75,000€). The Company has been assigned the rights to the clinical trial results.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	December 31, 2011	December 31, 2010
Research and development consulting fees	$135,044	$144,100
Clinical trial costs	103,563	-
Administrative consulting fees	45,750	116,475
Rent	9,000	15,000
Legal fees	6,621	39,326
	$299,977	$314,901

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2011	December 31, 2010
Short-term employee benefits – salaries and wages	$425,209	$30,000
Stock-based compensation	313,665	432,395
	$738,874	$462,395

C.                Interests of Experts and Counsel

Not applicable.

ITEM 8.                Financial Information

A.                Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB. In this Form 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Financial statements included with this annual report are listed below:

1.        Audited Annual Financial Statements as at December 31, 2011 and 2010:

The audited consolidated financial statements for the years ended December 31, 2011 and 2010 can be found under “Item 17. Financial Statements”.

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

B.                Significant Changes

The following is a summary of significant changes in our financial affairs since December 31, 2011:

On January 3, 2012, we granted 100,000 stock options to consultants of our company, with each option exercisable into one common share for US$2.35 per share until January 3, 2019. These options were issued to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

On April 18, 2012, we granted 790,000 stock options to officers, employees and consultants of our company, with each option exercisable into one common share for US$1.50 per share until April 18, 2019. 690,000 of these options were issued to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended. 100,000 of these options were issued to one U.S. person, who is an accredited investor (as that term is defined in Rule 501 of Regulation D, promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and in issuing these options to this person we relied on the registration exemption provided for in Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended.

On February 29, 2012, we completed a private placement of 66,000 units at a price of US$1.50 per unit for gross proceeds of US$99,000. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing. All of these shares were issued to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended.

On March 29, 2012, we completed a private placement of 876,042 units at a price of US$1.50 per unit for gross proceeds of US$1,314,063. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing. We issued 694,043 units to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended. We issued 181,999 units to U.S. persons, who are accredited investors (as that term is defined in Rule 501 of Regulation D, promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and in issuing these shares to this investor we relied on the registration exemption provided for in Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended.

On April 18, 2012, we completed a private placement of 502,667 units at a price of US$1.50 per unit for gross proceeds of US$754,000. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing. A finder’s fee of $36,000 was issued in connection with the Financing.We issued 416,667 units to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended. We issued 86,000 units to U.S. persons, who are accredited investors (as that term is defined in Rule 501 of Regulation D, promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and in issuing these shares to this investor we relied on the registration exemption provided for in Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended.

On April 20, 2012, we completed a private placement of 430,033 units at a price of US$1.50 per unit for gross proceeds of US$645,050. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing. We issued 70,000 units to non-U.S. persons (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended. We issued 360,033 units to U.S. persons, who are accredited investors (as that term is defined in Rule 501 of Regulation D, promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and in issuing these shares to this investor we relied on the registration exemption provided for in Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended.

As described above, in connection with the acquisition of TrichoScience, we also acquired all of the issued and outstanding common shares of 583885 in exchange for the issuance of 4,400,000 common shares of our company. 3,400,000 of such common shares controlled by our Chief Executive Officer were deposited with an escrow agent pursuant to the terms of an escrow agreement, to be released upon satisfaction of certain performance conditions as set out in the escrow agreement. During the year ended December 31, 2011, the performance conditions with respect to the release of 350,000 shares (December 31, 2010: 850,000) had been achieved. As of the date of this annual report, another performance milestone under the escrow agreement, being the completion of an aggregate of $4,000,000 in financing since December 22, 2010, has been completed. As a result, an additional 500,000 shares have been released from escrow.

ITEM 9.                The Offer and Listing

A.              Offer and Listing Details

Price History

Since April 16, 2004, our common shares, which are shares without par value, have been quoted on the OTC Bulletin Board, currently under the symbol “REPCF”. The following table sets forth the annual high and low market prices for our common shares on the OTC Bulletin Board for the five most recent full fiscal years:

OTC Bulletin Board
Annual Highs and Lows	High (U.S.$)	Low (U.S.$)
2007	0.23	0.02
2008(1)	0.15	0.001
2009	2.00	0.10
2010	4.00	0.17
2011	3.05	1.75

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

The high and low market prices for our common shares for each full fiscal quarter for the two most recent full fiscal years on the OTC Bulletin Board were as follows:

OTC Bulletin Board
Quarterly Highs and Lows	High (U.S.$)	Low (U.S.$)
2010
First Quarter	0.13	0.02
Second Quarter	1.45	0.17
Third Quarter	0.28	0.20
Fourth Quarter	4.00	0.25
2011
First Quarter	2.50	1.75
Second Quarter	3.05	2.20
Third Quarter	2.90	1.95
Fourth Quarter	2.70	2.25
2012
First Quarter	2.55	1.60

The high and low market prices of our common shares for each of the most recent six months on the OTC Bulletin Board were as follows:

OTC Bulletin Board
Monthly Highs and Lows	High (U.S.$)	Low (U.S.$)
October 2011	2.70	2.25
November 2011	2.60	2.35
December 2011	2.55	2.25
January 2012	2.40	1.60
February 2012	2.60	2.10
March 2012	2.35	1.90

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

B.              Plan of Distribution

Not applicable.

C.              Markets

Our common shares are quoted on the OTC Bulletin Board (as they have been quoted since April 16, 2004). Our symbol is “REPCF”. Our shares are not currently listed for trading on any other market or quotation system.

D.              Selling Shareholders

Not applicable.

E.              Dilution

Not applicable.

F.              Expenses of the Issue

Not applicable.

ITEM 10.              Additional Information

A.              Share Capital

Not applicable.

B.              Memorandum and Articles of Association

We have been continued under the laws of the Province of British Columbia, Canada and have been assigned the number C0913693.

Our Articles do not contain a description of our objects and purposes.

Our Articles do not restrict a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, vote compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of Class A preference shares without par value. Our Class A preference shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and designate the rights, privileges, restrictions and conditions attaching to each series. There are no Class A preference shares issued and outstanding.

Holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by us and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

The provisions in our Articles attaching to our common shares and Class A preference shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the common shares and two-thirds of the Class A preference shares, respectively, present in person or by proxy at any such meeting of holders.

Our Articles provide for directors to hold office until the expiry of his term (which is stipulated to be immediately before the next election or appointment of directors at an annual general meeting of our shareholders) or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia). A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor.

An annual meeting of shareholders must be held at such time in each year that is not later than fifteen months after the last preceding annual meeting and at such place as our board of directors may from time to time determine. The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two persons who are entitled to vote at the meeting in person or by proxy. Only persons entitled to vote, our directors, president, secretary, lawyers and auditors, and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders, provided that only persons entitled to vote may be counted in the quorum.

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents. See the section entitled “Exchange Controls” below for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

Our Articles do not contain provisions that would have an effect of delaying, deferring or preventing a change in control of our company, other than authorizing the issuance by our board of directors of preferred stock in series and limiting the persons who may call special meetings of shareholders. Our Articles do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of our company.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Our Articles are not significantly different from the requirements of the Business Corporations Act (British Columbia), and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the Business Corporations Act (British Columbia).

C.              Material Contracts

The material contracts which RepliCel and TrichoScience have entered into during the last two years are set out below. All references to “we”, “us” or “our” in the descriptions of the agreements below refer to TrichoScience, with the exception of the descriptions of the TrichoScience Agreement and the 583885 Agreement:

On October 29, 2010, we entered into the TrichoScience Agreement, which closed effective December 22, 2010. See “Item 4. Information on Newcastle Resources Ltd. – History and Development of Newcastle Resources Ltd.”.

On October 29, 2010, we entered into the 583885 Agreement, which closed effective December 22, 2010. See “Item 4. Information on Newcastle Resources Ltd. – History and Development of Newcastle Resources Ltd.”. Pursuant to an agreement dated September 23, 2009, TrichoScience engaged a German company to conduct Phase I and IIA of a clinical trial at a cost of $180,200 (€120,135) plus expenses. As at December 31, 2011 the remaining contractual commitment was $7,227.

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

On February 12, 2010, we signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority (together, the “Institutions”). Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and we agreed to pay research costs totaling $472,250. We will gain the rights to any intellectual property arising from the collaborative research agreement. We agreed to make the following payments to the Institutions in installments, as follows: $155,562.50 on execution (paid); $105,562.50 on July 31, 2010 (paid); $105,562.50 on January 31, 2011 (paid); and $105,562.50 on July 31, 2011 (paid).

On September 1, 2011,we entered into a contract with a German consultant to provide services in relation to the clinical trials. The term of the agreement is for one year and will automatically renew on the anniversary date of the agreement. The consultant is to be paid €3,000 per month during the term of the agreement and is to be issued 100,000 stock options to acquire common shares of our company. These options were issued on January 3, 2012. The options vest according to key milestones as outlined in the agreement.

Pursuant to an agreement dated September 30, 2011, we entered into a contract with a private US company to perform professional services related to shareholder acquisition and marketing consulting. In return for these services, we paid US$125,000, and issued 250,000 share purchase warrants to purchase common shares of our company. The warrants will be issued and vest based upon the completion of key milestones. No warrants have been issued and all amounts have been paid as of the date of this annual report.

On September 30, 2011, we entered into a lease agreement for our office premises. The term of the lease is for one year, ending on November 30, 2012. The outstanding commitment at December 31, 2011 was $88,429.

On April 12, 2012, we entered into an arrangement with a private US company to perform professional services related to the dissemination of corporate marketing materials. In return for these services, we have paid US$338,000. There is no formal agreement with respect to this arrangement.

D.              Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittances of dividends to shareholders not resident in Canada are subject to withholding tax in Canada. See the section entitled “Taxation” below.

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia or in our charter documents. The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal advice to any holder or prospective holder of our common shares, and no opinion or representation to any holder or prospective holder of our common shares is hereby made. Accordingly, holders and prospective holders of our common shares should consult with their own legal advisors with respect to the consequences of purchasing and owning our common shares.

The Investment Canada Act governs the direct or indirect acquisition of control of an existing Canadian business by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada, unless a specific exemption, as set out in the Investment Canada Act, applies. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor. In addition, the Investment Canada Act permits the Canadian government to review any investment where the responsible Minister has reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security. No financial threshold applies to a national security review. The Minister may deny the investment, ask for undertakings, provide terms or conditions for the investment or, where the investment has already been made, require divestment. Review can occur before or after closing and may apply to corporate reorganizations where there is no change in ultimate control.

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment. The Minister is required to provide reasons for a decision that an investment is not of net benefit to Canada.

Certain transactions relating to our common shares will generally be exempt from the Investment Canada Act, subject to the Minister’s prerogative to conduct a national security review, including:

(a)	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

(c)

the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through ownership of our common shares, remains unchanged.

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

I.              Subsidiary Information

We have one subsidiary: TrichoScience Innovations Inc., a company incorporated on September 7, 2006 under the

Business Corporations Act (Canada).

ITEM 11.              Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks including currency risks, credit risks, liquidity risks and interest rate risks, which may affect our results of operations and financial condition and, consequently, the value of our company. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. Please refer to Note 12 of our annual financial statement contained herein for a qualitative and quantitative discussion of our exposure to market risks at December 31, 2011.

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2011 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2011 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2011. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2012 assessment of the effectiveness of our internal control over financial reporting.

Subject to receipt of additional financing, we have undertaken, or intend to undertake, the below remediation measures to address the material weaknesses described in this annual report. Such remediation activities include the following:

1.	we have adopted an independent audit committee as additional board members have been retained;

2.	we have retained a qualified VP Finance to assist in the preparation of our public filings and assist on accounting matters; and

3.	we intend to continue to update the documentation of our internal control processes, including formal risk assessment of our financial reporting processes.

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

C. Changes in Internal Controls Over Financial Reporting

There were no changes in internal controls over financial reporting during the year ended December 31, 2011 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2011, conducted by our principal executive officer and principal financial officer, we expect to make such changes in the year ended December 31, 2012.

ITEM 16.              [Reserved]

ITEM 16A.            Audit Committee Financial Expert

Our board of directors has determined that at least one member of its audit committee, being Mr. Peter Lewis, qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F. Mr. Lewis is also “independent” as that term is defined in Nasdaq Marketplace Rule 5605(a)(2).

ITEM 16B.            Code of Ethics

Code of Ethics

Effective July 15, 2004, our board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our president (being our principal executive officer) and our chief financial officer (being our principal financial and accounting officer), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

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

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission as Exhibit 14.1 to our annual report filed on July 15, 2004. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: RepliCel Life Sciences Inc., Suite 1225 – 888 Dunsmuir Street, Vancouver, British Columbia, Canada V6K 3C4.

ITEM 16C.            Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed BDO Canada LLP, Chartered Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2010. The aggregate fees billed by BDO Canada LLP for audit services rendered for the audit of our annual financial statements, interim reviews of our quarterly financial statements and audit of the January 1, 2010 opening balance sheet transition to IFRS for the fiscal years ended December 31, 2011 and December 31, 2010 were $139,719 and $33,792, respectively.

Audit Related Fees

For the fiscal year ended December 31, 2011, and 2010, the aggregate fees billed for audit related services by BDO Canada LLP were $Nil and $Nil, respectively.

Tax Fees

For the fiscal years ended December 31, 2011 and 2010, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP were $8,060 and $4,160, respectively.

All Other Fees

For the fiscal years ended December 31, 2011 and 2010, the aggregate fees billed by BDO Canada LLP for other non-audit professional services, other than those services listed above, were $Nil and $Nil, respectively.

Pre-Approval Policies and Procedures

Our audit committee pre-approves all services provided by our independent auditors. All of the services and fees described under the categories of “Audit Fees”, “Audit Related Fees”, “Tax Fees” and “All Other Fees” were reviewed and approved by the audit committee before the respective services were rendered, and none of such services were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The audit committee has considered the nature and amount of the fees billed by BDO Canada LLP, Chartered Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of BDO Canada LLP, Chartered Accountants.

ITEM 16D.            Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.            Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2011, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

ITEM 16F.            Change in Registrant’s Certifying Accountant

Effective December 22, 2010, we completed the acquisition of 55.3% of the issued and outstanding shares of TrichoScience, such that TrichoScience became a material subsidiary of our company. In connection with that transaction, TrichoScience was required to prepare financial statements, which financial statements were audited by BDO Canada LLP. As we determined to treat the transaction as a reverse acquisition for accounting purposes, our board of directors, together with our audit committee, determined to approve the dismissal of Manning Elliott LLP as our principal independent accountant and to engage BDO Canada LLP as our principal independent accountant. Information with respect to the change of auditor was included in our Form 20-F for the fiscal year ended December 31, 2010.

ITEM 16G.            Corporate Governance

Not applicable.

ITEM 16H.            Mine Safety Disclosure

Not applicable.

ITEM 17.              Financial Statements

Financial Statements Filed as Part of this Report:

1.         Audited Annual Consolidated Financial Statements as at December 31, 2011 and 2010:

REPLICEL LIFE SCIENCES INC.
(formerly NEWCASTLE RESOURCES LTD.)

INDEPENDENT AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

For the year-ended December 31, 2011

(Stated in Canadian Dollars)

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

INDEPENDENT AUDITOR'S REPORT

To the shareholders of RepliCel Life Sciences Inc. (formerly Newcastle Resources Ltd.)

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc., which comprise the consolidated statement of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of RepliCel Life Sciences Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the IASB.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2c in the accompanying financial statements which indicates the Company has incurred recurring operating losses since inception, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

“BDO Canada LLP”

Chartered Accountants
Vancouver, British Columbia

April 20, 2012

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
Consolidated Statement of Financial Position
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

		December	December 31,	January 1,
	Notes	31, 2011	2010	2010
			(Note 16)	(Note 16)
Assets

Current assets
Cash		$565,143	$1,211,525	$603,907
Sales taxes recoverable		27,045	40,877	-
Prepaid expenses		20,644	23,592	21,320
		612,832	1,275,994	625,227
Non-current assets
Equipment	6	18,587	32,748	19,239

Total assets		$631,419	$1,308,742	$644,466

Liabilities

Current liabilities
Accounts payable and accrued liabilities		153,694	548,280	87,423
Advances payable	7	76,275	75,015	-

Total liabilities		229,969	623,295	87,423

Shareholders’ equity

Common shares	8	6,266,739	3,344,320	1,154,800
Preferred shares		-	204	-
Share subscriptions		-	-	17,500
Contributed surplus		1,004,932	235,705	-
Deficit		(6,870,221)	(3,219,782)	(615,257)
Attributable to owners’ of the parent		401,450	360,447	557,043
Attributable to the non-controlling interest		-	325,000	-

Total shareholders’ equity		401,450	685,447	557,043

Total liabilities and shareholders’ equity		$631,419	$1,308,742	$644,466

The accompanying notes form an integral part of these consolidated financial statements

Approved on behalf of the Board:

/s/Peter Jensen	/s/ David Hall
Director	Director

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
Consolidated Statement of Comprehensive Loss
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

	2011	2010
Clinical development expenses
Clinical trials costs (Note 8)	$637,649	$367,763

Research and development expenses
Consulting fees (Note 9)	292,207	132,100
Intellectual property costs	89,552	50,386

General and administrative expenses
Accounting and audit fees	120,357	81,456
Depreciation (Note 6)	7,591	6,940
Computer and IT expenses	17,707	21,638
Consulting fees (Note 9)	185,959	198,196
Insurance	48,007	30,472
Legal fees (Note 9)	118,950	116,954
Listing expense (Note 5)	-	85,000
Marketing consulting fees	334,709	57,353
Office and telephone	98,911	29,556
Rent (Note 9)	81,330	26,916
Salaries (Note 9)	623,027	109,830
Stock-based compensation (Notes 5 and 8)	947,272	1,176,900
Travel and promotion	130,098	51,065
Foreign exchange loss (gain)	(39,386)	-
Other expenses
Loss on disposal of equipment	19,499	-
Total comprehensive loss	$3,713,439	$2,542,525

Total comprehensive loss attributable to non-controlling Interest	$219,479	$-
Total comprehensive loss attributable to owners’ of the Parent	3,493,960	2,542,525

Basic and diluted loss per share	$(0.10)	$(0.12)

Weighted average shares outstanding	34,942,240	21,567,675

The accompanying notes form an integral part of these consolidated financial statements

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
Consolidated Statement of Cash Flows
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

	December 31,	December
	2011	31, 2010

Operating activities

Net loss and comprehensive loss	$(3,713,439)	$(2,542,525)
Add items not involving cash:
Depreciation	7,591	6,940
Loss on disposal of equipment	19,499	-
Stock-based compensation	947,272	1,176,900
Listing expense	-	85,000

Changes in non-cash working capital balances:
Sales taxes recoverable	13,832	(21,558)
Prepaid expenses	2,948	11,120
Accounts payable and accrued liabilities	(394,586)	389,822
Advances payable	1,260	-
Net cash used in operating activities	(3,115,623)	(894,301)

Investing activities

Purchase of Equipment	(12,929)	(20,449)
Cash acquired on acquisition of Newcastle	-	1,109,664
Net cash (used in) provided by investing activities	(12,929)	1,089,215

Financing activities

Acquisition costs	-	-
Issuance of preferred shares	-	204
Issuance of common shares	2,482,170	412,500
Net cash provided by financing activities	2,482,170	412,704

Decrease in cash during the period	(646,382)	607,618

Cash , beginning of the period	1,211,525	603,907

Cash , end of the period	$565,143	$1,211,525

Non-cash transactions (Note 14)

The accompanying notes form an integral part of these consolidated financial statements

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
Consolidated Statement of Changes in Equity (Deficiency)
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

	Attributable to the Owners’ of the Parent										Attributable
	Common Stock										To Non-
			Share	Series B Preferred Shares		Series C Preferred Shares		Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares	Amount	Shares	Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2010	9,154,800	$1,154,800	$17,500	-	$-	-	$-	$-	$(615,257)	$557,043	$-	$557,043

Net loss for the year	-	-	-	-	-	-	-	-	(2,542,525)	(2,542,525)	-	(2,542,525)

Shares issued for cash at $1.00	430,000	430,000	(30,000)	-	-	-	-	-	-	400,000	-	400,000

Cash received for shares issued in 2009 at $1.00	-	-	12,500	-	-	-	-	-	-	12,500	-	12,500

Recapitalization transactions

Pursuant to the acquisition of TrichoScience – Note 5	(9,584,800)	-	-	-	-	-	-	-	-	-	-	-

Exchange of shares – Note 5	22,653,960	818,325	-	5,577,580	-	5,577,580	-	-	(62,000)	756,325	325,000	1,081,325

Acquisition of 583885 – Note 5	4,400,000	941,195	-	-	-	-	-	-	-	941,195	-	941,195

Preferred shares issued for cash at US$0.0001 – Note 5	-	-	-	-	-	2,000,000	204	-	-	204	-	204

Stock based compensation	-	-	-	-	-	-	-	235,705	-	235,705	-	235,705

Balance, December 31, 2010	27,053,960	$3,344,320	$-	5,577,580	$-	7,577,580	$204	$235,705	$(3,219,782)	$360,447	$325,000	$685,447

The accompanying notes form an integral part of these consolidated financial statements

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
Consolidated Statement of Changes in Equity (Deficiency)
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

													Attributable
	Attributable to the Owners’ of the Parent												To
	Common Stock												Non-
			Share	Series B Preferred Shares			Series C Preferred Shares			Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares		Amount	Shares		Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2011	27,053,960	$3,344,320	$-	5,577,580	$		-	7,577,580	$204	$235,705	$(3,219,782)	$360,447	$325,000	$685,447

Net loss for the period	-	-	-	-			-	-	-	-	(3,493,960)	(3,493,960)	(219,479)	(3,713,439)

Private placement – Note 8b	2,651,200	2,482,170	-	-			-	-	-	-	-	2,482,170	-	2,482,170

Increase in non- controlling interest attributable to issuance of shares for cash to parent – Note 5	-	-	-	-			-	-	-	-	(505,345)	(505,345)	505,345	-

Exchange of shares – Note 5	10,844,846	262,000	-	5,422,420			-	5,422,420	-	-	348,866	610,866	(610,866)	-

Cancellation of shares – Note 5	2,600,002	204	-	(11,000,000)			-	(13,000,000)	(204)	-	-	-	-	-

Stock based compensation – Note 8 / Escrow release – Note 5	-	178,045	-	-			-	-	-	769,227	-	947,272	-	947,272

Balance, December 31, 2011	43,150,008	$6,266,739	$-	-	$		-	-	$-	$1,004,932	$(6,870,221)	$401,450	$-	$401,450

The accompanying notes form an integral part of these consolidated financial statements

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

1.	Corporate Information

Newcastle Resources Ltd. was incorporated under the Ontario Business Corporations Act on April 24, 1967. On June 22, 2011, Newcastle Resources changed its name to RepliCel Life Sciences Inc. (“the Company” or “RepliCel”) and its reporting jurisdiction to British Columbia. Its common shares are listed for trading in the United States on the OTCBB, trading under the symbol REPCF.

The address of the Company’s corporate office and principal place of business is Suite 1225 – 888 Dunsmuir Street, Vancouver, BC, V6C 3K4.

2.	Basis of Presentation

a)      Statement of Compliance and Conversion to International Financial Reporting Standards

The financial statements of the Company for the year-ended December 31, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This is the first time that the Company has prepared its financial statements in accordance with IFRS, having previously prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”). These are the Company’s first consolidated financial statements prepared in accordance with IFRSs and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

An explanation of the impact of the transition to IFRS, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements is included in Note 16.

The financial statements were authorized for issue on April, 23 2012 by the directors of the Company.

b)      Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis. These consolidated financial statements are presented in Canadian dollars (“CDN”), which is also the functional currency of the Company and its subsidiaries.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

c)      Going Concern of Operations

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2011, the Company is in the research stage, and has accumulated losses of $6,870,221 since its inception and expects to incur further losses in the development of its business, which casts substantial doubt about the Company’s ability to continue as a going concern.

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

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

2.	Basis of Presentation - Continued

If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

d)      Principles of Consolidation

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2011, and the results of all subsidiaries for the year then ended.

Where the company has the power, either directly or indirectly, to govern the financial and operating policies of another entity or business so as to obtain benefits from its activities, it is classified as a subsidiary. The consolidated financial statements present the results of the company and its subsidiaries ("the Group") as if they formed a single entity. Intercompany transactions and balances between group companies are therefore eliminated in full.

The consolidated financial statements incorporate the results of business combinations using the purchase method. In the statement of financial position, the acquiree's identifiable assets, liabilities and contingent liabilities are initially recognised at their fair values at the acquisition date. The results of acquired operations are included in the consolidated statement of comprehensive income from the date on which control is obtained. They are deconsolidated from the date control ceases. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

Reverse take-overs that do not meet the definition of a business are accounted for as asset acquisitions using the requirements of IFRS 2 – share-based payments.

Non-controlling interests

In preparing consolidated financial statements the Group has the choice, on a transaction by transaction basis, to initially recognise any non-controlling interest in the acquiree which is a present ownership interest and entitles its holders to a proportionate share of the entity’s net assets in the event of liquidation at either acquisition date fair value or, at the present ownership instruments’ proportionate share in the recognised amounts of the acquiree’s identifiable net assets. Other components of non-controlling interest such as outstanding share options are generally measured at fair value. The group has not elected to take the option to use fair value in acquisitions completed to date.

From January 1, 2010, the total comprehensive income of non-wholly owned subsidiaries is attributed to owners of the parent and to the non-controlling interests in proportion to their relative ownership interests.

Details of controlled entities are as follows:

		Percentage Owned
	Country of
	Incorporation	December 31, 2011	December 31, 2010
TrichoScience Innovations Inc.	Canada	100%	55.4%
583885 BC Ltd. (Note 2 d) [i]	Canada	- %	100%

1.      583885 BC Ltd. was dissolved on July 29, 2011.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

3.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and in preparing the opening IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

a)      Critical Accounting Estimates, assumptions and judgements

The preparation of consolidated financial statements requires the use of estimates, assumptions and judgment that in some cases relate to matters that are inherently uncertain, and which affect the amounts reported in the consolidated financial statements and accompanying notes. Changes to estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

Actual results could also differ from those estimates under different assumptions and conditions. Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in these financial statements are discussed below:

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8 d).

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Fair Value of RTO Transaction

Significant judgment is required in determining the fair value of the consideration granted during a Reverse Takeover transaction. Estimating the fair value of the shares granted and the fair value released by participating shareholders requires determining the most appropriate valuation model. The assumptions used are disclosed in Note 5.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

3.	Summary of Significant Accounting Policies - Continued

b)      Cash

Cash includes cash on hand and in interest bearing bank accounts.

c)      Equipment

Recognition and Measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Gains and Losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in profit or loss.

Depreciation

Depreciation and amortization rates applicable to each category of equipment are as follows:

Office furniture and equipment	20%
Computer equipment	30%

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate Depreciation is taken at half the annual rate in the year of acquisition.

d)      Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amounts, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

3.	Significant Accounting Policies - Continued

d)      Impairment of Non-Financial Assets - Continued

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. The Company has one cash-generating unit for which impairment testing is performed.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

e)      Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the relevant period.

Diluted loss per share reflects the potential dilution of common shares that could occur if potentially dilutive securities are exercised or converted to common shares. Options and warrants are dilutive when they would result in the issue of ordinary shares for less than the average market price of ordinary shares during the period. The amount of the dilution is the average market price of ordinary shares during the period minus the issue price. Dilutive amounts are not presented when the effect of the computations is anti-dilutive due to the losses incurred. Accordingly, there would be no difference in the amounts presented for basic and diluted loss per share.

The number of shares potentially issuable at December 31, 2011 that were not included in the computation of net loss per share totaled 5,035,000 (2010: 2,550,000) consisting of 2,835,000 (2010: 1,485,000) outstanding stock options and 2,200,000 (2010: 2,550,000) contingently issuable common shares held in escrow to be released upon the occurrence of certain milestones (Note 8(f)).

f)      Income Taxes

Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

•	the initial recognition of goodwill;
•	the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
•

investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

3.	Significant Accounting Policies - Continued

f)	Income Taxes – Continued

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities/(assets) are settled/(recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

	•	the same taxable group company; or
•

different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

g)	Intangible Assets

Externally acquired intangible assets

Externally acquired intangible assets are initially recognised at cost and subsequently amortised on a straight-line basis over their useful economic lives.

In-process research and development programmes acquired in combinations are recognised as an asset even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met.

Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalised if it can be demonstrated that:

	•	it is technically feasible to develop the product for it to be sold;
	•	adequate resources are available to complete the development;
	•	there is an intention to complete and sell the product;
	•	the Group is able to sell the product;
	•	sale of the product will generate future economic benefits; and
	•	expenditure on the project can be measured reliably.

Capitalised development costs are amortised over the periods the Group expects to benefit from selling the products developed.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognised in the consolidated statement of comprehensive income as incurred.

The Company expenses research costs until such time FDA approval is obtained.

h)	Foreign Currency Translation

Foreign currency accounts are presented in Canadian dollars, which is also the functional currency.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

3.	Significant Accounting Policies - Continued

h)	Foreign Currency Translation – Continued

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year-end date, unsettled monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at the year-end date and the related translation differences are recognized in net income.

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated. Non-monetary assets and liabilities that are measured at fair value or a re-valued amount are translated into Canadian dollars by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

i)	Share-based Payments

The Company adopted a stock option plan during the year ended December 31, 2010 (Note 8(c)). In addition, certain of the Company’s founders have entered into option agreements with consultants and employees of the Company.

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized as stock based compensation expense (Note 8(c)).

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally. No expense is recognized for awards that do not ultimately vest.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

3.	Significant Accounting Policies - Continued

i)      Share-based Payments – Continued

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a binomial model. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized as employee benefits expense.

j)      Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a "finance lease"), the asset is treated as if it had been purchased outright. The amount initially recognised as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are analysed between capital and interest. The interest element is charged to the consolidated statement of comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an "operating lease"), the total rentals payable under the lease are charged to the consolidated statement of comprehensive income on a straight-line basis over the lease term. The aggregate benefit of lease incentives is recognised as a reduction of the rental expense over the lease term on a straight-line basis.

k)      Events After the Balance Sheet Date

Events after the balance sheet date that provide additional information about the Company’s position at the balance sheet date (adjusting event) are reflected in the consolidated financial statements. Events after the balance sheet date that are not adjusting events, if any, are disclosed when material to the consolidated financial statements.

l)      Financial Instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

3.	Significant Accounting Policies - Continued

l)      Financial Instruments – Continued

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

IFRS 7 fair value measurement hierarchy

IFRS 7 requires certain disclosures which require the classification of financial assets and financial liabilities measured at fair value using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurement (see note 3). The fair value hierarchy has the following levels:

(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
(b)	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and
(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The level in the fair value hierarchy within which the financial asset or financial liability is categorised is determined on the basis of the lowest level input that is significant to the fair value measurement. Financial assets and financial liabilities are classified in their entirety into only one of the three levels.

Impairment of Financial Assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the impairment loss is the difference between the amortized costs of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

3.	Significant Accounting Policies - Continued

m)      Share Capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.

The Group’s ordinary shares are classified as equity instruments. During the year ended December 31, 2011 the Company also had Class B preferred shares and Class C convertible preferred shares outstanding which are also classified as equity instruments.

4.	Accounting Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning after January 1, 2011 or later periods. The following new standards, amendments and interpretations, which have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

•	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of the new standard.

•	IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is yet to assess the full impact of IFRS 10 and intends to adopt the standard no later than the accounting period beginning on January 1, 2013.

•	IFRS 13 Fair Value Measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Company is yet to assess the full impact of IFRS 13 and intends to adopt the standard no later than the accounting period beginning on January 1, 2013.

The following new standards, amendments and interpretations, which have not been early adopted in these consolidated financial statements, will not have an effect on the Company’s future results and financial position:

•	IFRS 1: Severe Hyperinflation (Effective for periods beginning on or after July 1, 2011)

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

•	IAS 12: Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)
•	Amendments to IFRS 9: Financial Instruments (Effective for periods beginning on or after January 1, 2013)

5.	Reverse Takeover Transaction

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) and with certain accepting shareholders of TrichoScience, whereby RepliCel (formerly Newcastle Resources Ltd.) acquired 50.7% (4,860,000) of the issued and outstanding shares of TrichoScience in exchange for 11,155,165 common shares (at an exchange ratio of 2.2958), 5,577,580 Class B preferred shares and 5,577,580 Class C convertible preferred shares of RepliCel (the “Acquisition”). Also at closing, RepliCel acquired an additional 1,000,000 common shares of TrichoScience for $1,000,000 (“Investment One”), thereby increasing RepliCel’s ownership in TrichoScience to 55.4% at December 31, 2010, resulting in 63% of the voting rights in RepliCel being held by former Trichoscience shareholders.

TrichoScience was incorporated under the Canada Business Corporations Act on September 7, 2006 and is currently in the research and development stage and therefore has not yet realized any revenues from its planned operations.

As the former shareholders of TrichoScience controlled 63% of the issued voting shares of RepliCel after the closing of the transaction, the transaction was accounted for as TrichoScience being the continuing entity and the resulting consolidated financial statements are presented as a continuation of TrichoScience. At the date the share exchange was completed the common stock of RepliCel became 22,653,960 common shares, comprising of 11,155,165 common shares issued to participating shareholders of TrichoScience and 11,498,795 common shares held by existing RepliCel shareholders (total common shares 22,653,960). During the year ended December 31, 2011 the remaining TrichoScience shareholders tendered 4,724,800 TrichoScience shares in exchange for 10,844,846 common shares of RepliCel.

As TrichoScience is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values. The Company’s assets and liabilities at the date of the transaction are also included in the consolidated balance sheets at their historical carrying values.

RepliCel is not considered a business as defined by IFRS. As a result, at the date of the acquisition, the transaction was accounted for as a share based payment transaction under IFRS 2 Share Based Payments whereby TrichoScience is deemed to have issued shares in exchange for the net assets of RepliCel together with the listing status of RepliCel.

The net identifiable assets of RepliCel at the date of the acquisition were as follows:

Cash	$1,109,664
Sales taxes recoverable	19,319
Prepaid expenses	13,392
Accounts payable and accrued liabilities	(71,035)
Advances payable	(75,015)

Net assets acquired	$996,325

The Company recognized $85,000 as listing expense during the year ended December 31, 2010, being the difference between the fair value of the share based payment of $1,081,325 and the net identifiable assets received. The fair value of the share based payment was determined with reference to the fair market value of Newcastle, (now RepliCel) shares that would have been received by the shareholders of TrichoScience had 100% of the shares been exchanged. The fair value of each Newcastle, (now RepliCel) share was determined with reference to the price at which the shares had been sold in arms’ length transaction prior to the acquisition.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

5.	Reverse Takeover Transaction - Continued

At closing, the TrichoScience shareholders who received shares of RepliCel in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between RepliCel and the trustee. The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

Non-Controlling Interest

At closing, certain shareholders of TrichoScience did not exchange their shares for shares of RepliCel (the “Non- Accepting Shareholders”) and, as such, are treated as a non-controlling interest in the consolidated financial statements. In a reverse acquisition, the non-controlling interest reflects the non-controlling shareholders’ proportionate interest in the pre-combination carrying amounts of the legal acquiree’s net assets. The non-controlling interest at December 22, 2010 was 44.6% and the Company recorded a non-controlling interest of $325,000, representing the non-controlling interest of the net book value of the net assets of TrichoScience, with a $62,000 increase in accumulated deficit reflecting the Company’s proportionate increase in ownership in TrichoScience.

During the year ended December 31, 2011, RepliCel purchased 2,050,000 newly issued common shares of TrichoScience for $2,050,000 (“Investment Two”). As a result, the non-controlling interest increased by $505,345 representing the non-controlling interests’ proportionate share in Investment Two.

The remaining 4,724,800 shares of TrichoScience were tendered for exchange by the Non-Accepting Shareholders in exchange for 10,844,848 common shares with an ascribed fair value of $262,000, 5,422,420 Series B Preferred Shares and 5,422,420 Series C Preferred Shares of the Company. As a result the non-controlling interest was eliminated and the Company recorded an adjustment of $348,866 into deficit attributable to the Owners’ of the Parent, representing a decrease in the non-controlling interest of the net book value of the net assets of TrichoScience.

At December 31, 2011, 100% percent of the non-accepting shareholders have tendered their shares in exchange for RepliCel shares. As a result of achieving Investment One and Investment Two, TrichoScience is now 100% owned subsidiary of RepliCel. As a result, the Class B preferred shares were extinguished for no consideration. There is no non-controlling interest at December 31, 2011 (December 31, 2010: $325,000).

Class B and C Preferred Shares

No amount of the value assigned to share capital issued with the Share Exchange Agreement was allocated to the Class B preferred shares or the Class C convertible preferred shares due to these shares having assessed nominal value of $204 at the time of closing. The Class B preferred shares have been extinguished, as the Company has achieved the following milestones during the year ended December 31, 2011:

-

RepliCel purchased common shares of TrichoScience in aggregate amount of not less than $3,000,000 and RepliCel raised the proceeds to make these investments by selling its shares at not less than $1 per share (completed); and

-	RepliCel acquired at least 90% of the issued and outstanding common shares of TrichoScience (completed).

Each Class C convertible preferred share is voting and convertible into ½ of one common share of RepliCel upon approval by the United States Food and Drug Administration of the commercial sale of TrichoScience’s hair cell replication technology in the United States. Other than transfers of Class C Shares amongst original shareholders of TrichoScience Innovations Inc., the Class C convertible preferred shares cannot be sold, transferred or otherwise disposed of without the consent of the Company’s directors.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

5.	Reverse Takeover Transaction - Continued

Class B and C Preferred Shares – Continued

During the year-ended December 31, 2011, 13,000,000 of the Company’s Class C preferred shares (each, a “Class C Share”), being all the issued and outstanding Class C Shares, were converted, on a 5:1 ratio, into 2,600,002 common shares of the Company (each, a “Common Share”) by the holders thereof. All of the Common Shares issued on conversion of the Class C Shares have been deposited with a trustee pursuant to the terms of pooling agreements between RepliCel, the trustee and the respective shareholders. The Common Shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters beginning January 1, 2013. Following the conversion, a total of 43,150,008 Common Shares are issued and outstanding.

583885 B.C. Ltd.

Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent. These shares will be released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award.

During the year ended December 31, 2011, the performance conditions with respect to 350,000 shares (Year ended December 31, 2010: 850,000) had been achieved, being the completion of Investment Two (December 31, 2010: Investment One and Investment Two) described above, and $178,045 (December 31, 2010: $432,295) (representing the fair value of the shares released from escrow on the date of release) was recorded as stock-based compensation. Compensation expense relating to the transaction date fair value of the remaining 2,200,000 common shares will be recognized in the period the respective performance condition is probable and amortized over the period until the performance condition is met.

At December 31, 2011, there were 2,200,000 common shares held in escrow (December 31, 2010: 2,550,000 common shares).

The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance. Stock based compensation of $Nil (representing the fair value of the shares issued) was recognized for these shares during the year ended December 31, 2011 (December 31, 2010: $508,800).

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

6.	Equipment

	Furniture and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2010	$25,880	$16,258	$42,138
Additions	-	12,929	12,929
Disposals	(18,885)	(9,483)	(28,368)
At December 31, 2011	6,995	19,704	26,699

Depreciation:
At December 31, 2010	5,311	4,079	9,390
Charge for the period	1,882	5,710	7,592
Elimination on disposal	(5,325)	(3,545)	(8,870)
At December 31, 2011	1,868	6,244	8,112
Net book value at December 31, 2011	$5,127	$13,460	$18,587

	Furniture and	Computer
	Equipment	Equipment	Total

Cost:
At January 1, 2010	$15,126	$6,563	$21,689
Additions	10,754	9,695	20,449
Disposals	-	-	-
At December 31, 2010	25,880	16,258	42,138

Depreciation:
At January 1, 2010	1,513	937	2,450
Charge for the period	3,798	3,142	6,940
Elimination on disposal	-	-	-
At December 31, 2010	5,311	4,079	9,390
Net book value at December 31, 2010	$20,569	$12,179	$32,748

7.	Advances Payable

Advances payable of $76,275 (US$75,000) is from an unrelated third party. Advances payable are unsecured, non- interest bearing and have no specific terms of repayment.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

8.	Share Capital

a)	Authorized:

Unlimited common shares without par value

Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

b)	Issued and Outstanding:

During the year ended December 31, 2011:

(i)

The Company completed a private placement of 2,550,000 common shares at US$1.00 per share for proceeds of $2,482,170 (US$2,550,000). A finder’s fee of 101,200 common shares was issued in connection with the private placement with a fair value of $98,164 (US$101,200).

(ii)

The Company acquired 4,724,800 common shares of TrichoScience pursuant to the Non-Accepting Shareholders tendering their shares in exchange for 10,844,848 common shares, 5,422,420 Class B preferred shares and 5,422,420 Class C preferred shares in RepliCel. (Note 5).

During the year ended December 31, 2010:

(i)	The Company issued 430,000 common shares at a price of $1.00 per share, of which $30,000 had been received during the year ended December 31, 2009.

(ii)	The Company completed the RTO transaction as described in Note 5.

c)	Stock Option Plans:

(i)

Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share with 1/3 vesting one year from the date of grant and the remaining 2/3 vesting on a monthly basis over between 24-month and 36-month periods expiring after six to seven years. Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement. All other terms remained the same. This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

(ii)

On December 22, 2010, the Company approved a Company Stock Option Plan whereby the Company may grant directors, officers, employees and consultants’ stock options. The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant. The stock options can be exercisable for a maximum of 7 years from the grant date and with various vesting terms.

d)	Fair value of Options Issued from January 1, 2010 to December 31, 2011

On March 11, 2011, under the Company Stock Option Plan, 1,350,000 options were granted to the directors, officers and consultants of the Company. The options are exercisable at US$1.00 per share and expire on March 11, 2018. The options vest over a three year period.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

8.	Share Capital – Continued

d)	Fair value of Options Issued from January 1, 2010 to December 31, 2011 – Continued

During the year ended December 31, 2010, under the Company Stock Option Plan 1,485,000 options were granted to the directors, officers and consultants of the Company. The options are exercisable at US$0.50 per share and expire July 13, 2017. The options fully vested during the year ended December 31, 2011.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

		December 22, 2010	March 11, 2011
	Founders Stock Options	Company Stock Options	Company Stock Options
Risk-free interest rate	2.81%	2.66%	2.88%
Weighted-average expected life	6.55 years	7.00 years	7.00 years
Expected volatility	81%	81%	81%
Expected dividends	Nil	Nil	Nil
Expected forfeiture rate	0%	0%	0%
Fair value	0.17	0.17	0.72

The volatility assumption is based on the pattern and level of historical volatility of a sample of entities in the life sciences industry for the first seven years in which the shares of those entities were publicly traded.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

e)	Stock-based Compensation

The Company recognized a fair value of $947,272 as stock based compensation expense in the statement of comprehensive loss for the year ended December 31, 2011; $769,227 (December 31, 2010 - $235,705 (Note 8(e))) for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements, and $178,045 for the release of escrow shares (December 31, 2010 - $432,395 (Note 8(f))). During the year ended December 31, 2011 the Company modified founders’ options previously granted to various individuals and no additional compensation was recognized.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

8.	Share Capital – Continued

d)	Stock-based Compensation – Continued

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the year ended December 31, 2011 is as follows:

			Weighted Average
	Number of Options		Exercise Price
Outstanding, January 1, 2010	-		$-
Granted	1,485,000		US 0.50
Exercised	-		-
Forfeited	-		-
Outstanding, December 31, 2010	1,485,000		US 0.50
Exercisable, December 31, 2010	-		-

Outstanding, December 31, 2010	1,485,000	$	US 0.50
Granted	1,350,000		US 1.00
Exercised	-		-
Forfeited	-		-
Outstanding, December 31, 2011	2,835,000	$	US 0.74
Exercisable, December 31, 2011	1,822,500	$	US 0.59

The range of exercise prices for options outstanding under the Company Stock Option Plan as at December 31, 2011 is $0.50 - $1.00 US. The weighted average remaining contractual life for stock options under the Company Stock Option Plan as at December 31, 2011 is 5.85 years.

f)	Escrow Shares

Pursuant to the Acquisition described in Note 5, at December 31, 2011:

i)

2,200,000 (December 31, 2010: 2,550,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. During the year ended December 31, 2011, 350,000 of shares were released from escrow pursuant to the $2,050,000 investment by RepliCel in TrichoScience. The Company recognized a fair value of $178,045 as stock based compensation expense in the statement of operations for the year ended December 31, 2011 (December 31, 2010 - $432,395) in respect of those shares released from escrow. 850,000 shares were released from escrow for the year ending December 31, 2010.

ii)	22,000,011 (December 31, 2010: 11,155,165) common shares are held in escrow under a pooling agreement and are subject to a timed release schedule under which:

	a)	15% will be released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);

	b)	15% will be released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;

	c)	the remaining 10% will be released on the first day of the ninth fiscal quarter after the First Quarter.

As the release of these shares is certain, they have been included in the calculation of loss per share. At December 31, 2011, no shares have been released from escrow.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)
9.	Related Party Transactions Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2011	December 31, 2010
Companies controlled by directors of the Company	$10,000	$33,856
Directors or officers of the Company	9,596	43,080
	$19,596	$76,936

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

As a result of a licence and assignment agreement for clinical trial results relating to the Company’s non-surgical hair cell replication technology the Company is committed to pay a company controlled by a director of the Company $101,250 (75,000€). The Company has been assigned the rights to the clinical trial results.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	December 31, 2011	December 31, 2010
Research and development consulting fees	$135,044	$144,100
Clinical trial costs	103,563	-
Administrative consulting fees	45,750	116,475
Rent	9,000	15,000
Legal fees	6,621	39,326
	$299,977	$314,901

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2011	December 31, 2010
Short-term employee benefits – salaries and wages	$425,209	$30,000
Stock-based compensation	313,665	432,395
	$738,874	$462,395

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

10.	Income Taxes

a)	Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2011	2010

Net loss for the year before taxes	$(3,713,439)	$(2,542,525)
Combined federal and provincial income tax rate	26.50%	31.00%
Expected income tax expense (recovery)	(984,000)	(788,000)
Increase (decrease) resulting from
Income taxed at reduced rate	-	280,000
Non-deductible items	253,000	335,000
Tax adjustment from rate change and other	23,000	(158,000)
Change in unrecognized deferred tax assets	708,000	331,000
	$-	$-

Effective January 1, 2011, the Canadian Federal corporate tax rate decreased from 18% to 16.5%. Due to the change in reporting jurisdiction in 2011, the British Columbia provincial tax rate of 10% was used. In 2010, the Ontario rate of 13% was used.

b)	The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2011	2010

Deferred tax assets
Non-capital losses	$1,112,000	$446,000
Equipment and other	63,000	18,000
Temporary differences relating to intellectual property costs	17,000	20,000
Unrecognized deferred tax assets	(1,192,000)	(484,000)
	$-	$-

Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods. No deferred tax asset has been recognized as this criteria has not been met.

At December 31, 2011, the Company has non capital losses totalling approximately $4,397,600 that will expire beginning in 2026:

Year of Expiry	Amount

2026	$5,500
2027	16,200
2028	533,200
2029	1,169,400
2031	2,673,300
$4,397,600

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

11.	Commitments

The Company has entered into contractual commitments set to expire as follows:

Within 1 year	$279,306	$442,055
Within 2 years	$-	$226,977
Totals	$279,306	$669,032

12.	Financial Instruments and Risk Management

As at December 31, 2011, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities and advances payable.

The fair values of cash, accounts payable and accrued liabilities and advances payable approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

•	Currency risk
•	Credit risk
•	Liquidity risk
•	Interest rate risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds a significant amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At December 31, 2011 the Company held cash balances of $302,611 US (December 31, 2010: Nil). A 1% increase/decrease in the USD foreign exchange rate would have an impact of ±$3,026 on the cash balance held at December 31, 2011.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

12.	Financial Instruments and Risk Management – Continued

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2011:

	Accounts payable and
Year of expiry	accrued liabilities	Advances payable	Total

Within 1 year	$153,694	$76,275	$229,969

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited. Advances payable are non-interest bearing and therefore are not subject to interest rate risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

		December 31,	December 31,
	Classification	2011	2010

Cash	Loans and receivables	$565,143	$1,211,525
		$565,143	$1,211,525

Financial liabilities included in the statement of financial position are as follows:

		December 31,	December 31,
	Classification	2011	2010
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities	$153,694	$548,280
Advance payable	at amortized cost	76,275	75,015
		$229,969	$623,295

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

13.	Capital Management

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders equity and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program. Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.

There has been no change in the Company’s approach to capital management during the year ended December 31, 2011.

14.	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. During the year ended December 31, 2011, the Company acquired 4,724,800 common shares of TrichoScience in exchange for 10,844,848 common shares, 5,422,420 Series B Preferred Shares and 5,422,420 Series C Preferred Shares of the Company, which was excluded from the consolidated statement of cash flows for $262,000. (December 31 2010: $Nil). During the year-ended December 31, 2011, 13,000,000 of the Company’s Class C preferred shares (each, a “Class C Share”), were converted, on a 5:1 ratio, into 2,600,000 common shares of the Company (each, a “Common Share”) by the holders thereof.

15.	Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

16.	First Time Adoption of International Financial Reporting Standards

The Company’s financial statements for the year-ended December 31, 2011 are the first annual financial statements that have been prepared in accordance with IFRS. IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”), requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2011. Therefore, the financial statements for the year-ending December 31, 2011, the comparative information presented in these financial statements for the year-ended December 31, 2010 and the opening IFRS statement of financial position at January 1, 2010 are prepared in accordance with IFRS standards effective at the reporting date. However, IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters. Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP. An explanation of how the transition from pre-changeover Canadian GAAP to IFRS has affected the Company’s financial position and financial performance is set out in the following tables and notes:

Optional Exemptions

Business Combinations

The Company elected to not retrospectively apply IFRS 3 Business Combinations to any business combinations that may have occurred prior to its Transition Date and such business combinations have been restated.

Share-based Payment Transactions

The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and had vested before the Transition Date. As a result of applying this exemption, the Company will apply the provisions of IFRS 2 only to all outstanding equity instruments that are unvested as at the Transition Date to IFRS.

Mandatory Exceptions

De-recognition of Financial Assets and Liabilities

The Company has applied the de-recognition requirements in IAS 39 Financial Instruments: Recognition and Measurement prospectively from the Transition Date. As a result any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the Transition Date in accordance with pre-changeover Canadian GAAP have not been reviewed for compliance with IAS 39.

Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

Reconciliations of Pre-changeover Canadian GAAP Equity and Comprehensive Income to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The changes made to the statements of financial position and statements of comprehensive income as shown below have resulted in reclassifications of various amounts on the statements of cash flows, resulting in an increase of $53,429 to the cash flows provided from financing activities with a corresponding decrease to operating cash flows. There have been no adjustments to the decrease in cash for the period. As such no reconciliation of the statement of cash flows has been prepared.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

Reconciliation of Statement of Financial Position

		As at December 31, 2010			As at January 1, 2010
		Canadian	Effect of		Canadian		Effect of
	Notes	GAAP	Transition	IFRS	GAAP		Transition	IFRS

Assets

Current assets
Cash		$1,211,525	$-	$1,211,525	$603,907		$-	$603,907
Sales tax recoverable		40,877	-	40,877	-		-	-
Prepaid expenses		23,592	-	23,592	21,320		-	21,320

		1,275,994	-	1,275,994	625,227		-	625,227
Non-current assets
Equipment		32,748	-	32,748	19,239		-	19,239
Total assets		$1,308,742	$-	$1,308,742	$644,466		$-	$644,466

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities		$548,280	$-	$548,280	$87,423		$-	$87,423
Advances payable		75,015	-	75,015	-		-	-
Total liabilities		623,295	-	623,295	87,423		-	87,423

Non-controlling interest	16 (a)	327,640	(327,640)	-	-		-	-
Shareholders’ equity
Common shares	16 (a)(b)	2,312,152	1,032,168	3,344,320	1,154,800		-	1,154,800
Preferred shares		204	-	204	-		-	-
Share subscriptions		-	-	-	17,500		-	17,500
Contributed surplus	16 (a)	129,635	106,070	235,705	-		-	-
Deficit	16 (a)(b)	(2,084,184)	(1,135,598)	(3,219,782)	(615,257)		-	(615,257)
Attributable to owners’ of the parent		357,807	-	360,447	557,043		-	557,043
Attributable to the non-controlling interest		-	325,000	325,000	-		-	-
Total shareholders’ equity		357,807	-	685,447	557,043		-	557,043

Total liabilities and shareholders’ equity		$1,308,742	$-	$1,308,742	$644,466	$		$644,466

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

Reconciliation of the Statement of Comprehensive Loss for the Year Ended December 31, 2010

		Canadian	Effect of
	Notes	GAAP	Transition	IFRS

Clinical Development
Clinical trials		$367,763	$-	$367,763

Research and Development
Consulting fees		132,100	-	132,100
Intellectual property costs		50,386	-	50,386

Sales and Marketing
Professional fees		57,353	-	57,353

General and Administrative
Amortization		6,940	-	6,940
Accounting and audit fees	16 (b)	53,792	27,664	81,456
Computer and IT expenses		21,638	-	21,638
Legal fees	16 (b)	91,190	25,764	116,954
Listing expense	16 (b)	-	85,000	85,000
Consulting fees		198,196	-	198,196
Insurance		30,472	-	30,472
Office and telephone		29,556	-	29,556
Rent		26,916	-	26,916
Salaries		109,830	-	109,830
Stock-based compensation		1,176,900	-	1,176,900
Travel and promotion		51,065	-	51,065
Foreign exchange loss		-	-	-
Net Comprehensive loss		$(2,404,097)	$(138,428)	$(2,542,525)

Basic and diluted loss per share		$(0.11)	$(0.01)	$(0.12)

Reconciliation of equity

		December 31,	January 1,
	Notes	2010	2010
Equity previously reported under Canadian GAAP		$357,807	$557,043

Adjustment upon adoption of IFRS:
Difference due to the reversal of the recognition of the non-controlling interest.	16 (a)	327,640	-
Total Equity reported under IFRS		$685,447	$557,043

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

16.	First Time Adoption of International Financial Reporting Standards - Continued

Notes to reconciliations

a)

Under Canadian GAAP, non-controlling interest was presented between liabilities and equity on the statement of financial position, distinct from shareholders’ equity. Under IFRS, non-controlling interest is included as a component of shareholders equity. As a result the non-controlling interest was reduced by $327,640 with an increase to common shares of $1,156,740, contributed surplus $106,070, and an increase to deficit of $935,170. An adjustment of $2,640 of share issue costs was attributed to the non-controlling interest’s share of the net deficit of Trichoscience on transition to IFRS (note 16(b) and note 5).

None of these items affected the transition date balance sheet.

b)

Canadian GAAP included specific guidance on reverse take-over transactions, and required that the fair value of the net assets acquired to be credited to common stock ($1,073,226), net liabilities acquired to be attributed to retained earnings ($3,925), and share issue costs to be treated as a reduction to common stock ($130,329).

Under IFRS, TrichoScience is deemed to have issued shares in exchange for the net assets of RepliCel together with the listing status of RepliCel. The Company recognized a listing expense in association with the reverse take-over transaction. The transaction has been accounted for as an asset acquisition in TrichoScience for share consideration under IFRS 2. Under IFRS the fair value of Trichoscience acquired by RepliCel was calculated to be $818,325.

IFRS 2 requires the reverse takeover to be treated as a share based payment transaction with the recognition of the listing expense as an unidentifiable good/service. IFRS 2.13A requires the Company to measure this unidentifiable good/service as the difference between the fair value of the share based payment made and the fair value of the net identifiable assets received. The full fair value of the net assets received was determined to be $996,400 and the consideration given by TrichoScience had 100% of the shares been acquired was calculated as $1,080,970, giving rise to a listing expense of $85,000 which is recognized in net loss for the year ended December 31, 2010.

The Company also recognized a charge to deficit of $62,000, being the adjustment to reflect the difference in the fair value of the consideration granted in the reverse take-over arising from Investment One ($1,000,000) by the Company for newly issued common shares of TrichoScience as required by IAS 27.30-31. The non-controlling interest was adjusted to reflect the 44.6% of the net assets of Trichoscience, held by investors other than the Company immediately after investment one, to be $325,000 (note 5).

Under Canadian GAAP, deferred acquisition costs of $130,328 associated with the reverse take-over transaction were debited to common shares. Of this total, $76,900 was incurred by RepliCel pre-reverse takeover and therefore is not reflected in the consolidated statement of loss and comprehensive loss. Under IFRS, the Company is required to expense $27,664 to accounting and audit fees and $25,764 to legal fees in the period in which they were incurred, with a $53,428 increase to the net loss for the year. The reverse take-over transaction is fully described in note 5.

The impact on the financial statements for the year ended December 31, 2010 was to reduce common shares by $124,572, increase accumulated deficit by $200,428 and recognize a non-controlling interest within shareholders’ equity equal to $325,000.

As a result of the listing expense ($85,000) and the requirement to expense the legal fees ($25,764) and accounting and audit fees ($25,764) in the period they were incurred, the Company’s net loss for the year ended December 31, 2010 increased by $138,428 to $2,542,525.

None of these items affected the transition date balance sheet.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2011
(Stated in Canadian Dollars)

17.	Events After the Reporting Date

The Company granted 100,000 options to a consultant of the Company. The options are exercisable at US$2.35 per share until January 3, 2019. The options vest according to specific milestones.

The Company granted 790,000 options to employees and consultants to the Company. The options vest over a period of three years and are exercisable at US$1.50 per share until April 18, 2019.

The Company completed a private placement (the “Financing”) of 1,875,046 units at US$1.50 per unit for proceeds of $2,796,740 (US$2,812,570). Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing. A finder’s fee of $36,000 was issued in connection with the Financing. As a result of the Financing, pursuant to Note 5), the performance condition with respect to 500,000 shares held in escrow had been achieved; as a result these shares have been released from escrow.

ITEM 18.              Financial Statements

Refer to Item 17 - Financial Statements

ITEM 19.              Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

(1)	Articles of Incorporation and By-laws

1.1*	Certificate of Continuation dated June 22, 2011

1.2*	Articles adopted on May 10, 2011

1.3*	Notice of Articles dated December 5, 2011

(4)	Material Contracts

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

(8)	List of Significant Subsidiaries

8.1	TrichoScience Innovations Inc., a company incorporated under the federal laws of Canada, all of the shares of which are beneficially owned by our company.

(11)	Code of Ethics

11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).

(12)	302 Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for David Hall

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Tom Kordyback

12.3*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for David Hall.

12.4*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Tom Kordyback.

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REPLICEL LIFE SCIENCES INC.

Per:	/s/ David Hall
David Hall
Chief Executive Officer, President and Director

Dated:	April 26, 2012

Per:	/s/ Tom Kordyback
Tom Kordyback
Chief Financial Officer

Dated:	April 26, 2012