Form 20-F
period 2012-12-31
REPLICEL LIFE SCIENCES INC.
filed 2013-04-19
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ____________________

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

Suite 2020 – 401 West Georgia Street
Vancouver, British Columbia, Canada V6B 5A1
(Address of principal executive offices)

David Hall, President & CEO,
Telephone: (604) 248-8730
Suite 2020 – 401 West Georgia Street
Vancouver, British Columbia, Canada V6B 5A1
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
45,025,054 common shares as of December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES [ x ] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] YES [ x ] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ x ] YES [   ] NO

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
(Not applicable to the registrant at this time) [   ] YES [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ x ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[   ] Item 17 [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] YES [ x ] NO

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
[   ] YES [   ] NO

GENERAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things, include: the potential of our products, including its potential for success with women; forecasts of expenditures; the sources of financing; expectations regarding our ability to raise capital; our business outlook; plans and objectives of management for future operations; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to our company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Annual Report in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

  no unforeseen changes in the legislative and operating framework for the business of our company;
  a stable competitive environment; and
  no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” commencing on page 7, which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include:

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

As used in this annual report, the terms “we”, “us”, “our”, and “RepliCel” mean RepliCel Life Sciences Inc., a British Columbia, Canada, corporation, and our wholly-owned subsidiary, TrichoScience Innovations Inc., as applicable. All references to common shares are to the common shares of our company, unless otherwise stated. Information on our website, www.replicel.com, is not incorporated by reference into this annual report.

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

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS for the three fiscal years ended December 31, 2012, 2011, and 2010. The information presented below for the three year period ended December 31, 2012, 2011, and 2010 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars – Calculated in accordance with IFRS)

	Year ended Dec. 31, 2012 (audited)	Year ended Dec. 31, 2011 (audited)	Year ended Dec. 31, 2010 (audited)
Net sales or operating revenues	$ -	$ -
Total expenses	3,363,175	3,713,439	2,542,525
Net loss	(3,363,175)	(3,713,439)	(2,542,525)
Basic and diluted loss per share	(0.08)	(0.10)	(0.12)
Total assets	505,488	631,419	1,308,742
Net assets	21,158	401,450	685,447
Share capital	8,319,082	6,266,739	3,344,320
Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	42,680,615	34,942,240	21,567,675
Long-term debt	-	-	-

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 15, 2013, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rate of the Bank of Canada), was Cdn $1.0206 for each one US dollar. For the past five fiscal years ended December 31, 2012 and for the monthly periods subsequent to that date, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year	Average
December 31, 2008	1.0659
December 31, 2009	1.1409
December 31, 2010	1.0223
December 31, 2011	0.9887
December 31, 2012	0.9996

Month	High / Low
October 2012	1.0004/0.9763
November 2012	1.0028/0.9927
December 2012	0.9958/0.9841
January 2013	1.0078/0.9839
February 2013	1.0285/0.9960
March 2013	1.0314/1.0156

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to our Business

Our company currently does not generate revenue from its operations, and as a result, it faces a high risk of business failure.

We have not generated any revenues from our operations to date. As of December 31, 2012, we had accumulated $10,233,396 in losses since inception. Our business is focused on the development of a new hair cell replication technology. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

We had cash in the amount of $384,286 and a working capital of $67,768 as of December 31, 2012 and we anticipate that we will require a minimum of approximately $3,000,000 to proceed with our plan of operations for the twelve month period ended December 31, 2013. In order to fund our plan of operations for the next twelve months, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our auditors’ opinion on our December 31, 2012 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $10,233,396 for the cumulative period from September 7, 2006 (inception) to December 31, 2012. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern, as described by our auditors with respect to the financial statements for the year ended December 31, 2012. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

We are governed by the laws of British Columbia, Canada. A majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States legislation. There is substantial doubt whether an original action based solely upon such civil liabilities could be brought successfully in Canada against any of such persons or our company.

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

Trading of our company’s common shares on the OTC Bulletin Board and the Canadian National Stock Exchange is limited and sporadic, making it difficult for our company’s shareholders to sell their shares or liquidate their investments.

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

Name

Our legal name is “RepliCel Life Sciences Inc.”. We changed our name from “Newcastle Resources Ltd.” on June 22, 2011.

Principal Office

Our principal office is located at Suite 2020 – 401 West Georgia Street, Vancouver, British Columbia, Canada V6B 5A1. Our telephone number is (604) 248-8730 and our facsimile number is (604) 248-8690.

Corporate Information and Important Events

Our company was incorporated under the laws of the Province of Ontario (specifically under the Business Corporations Act (Ontario)) on April 24, 1967 under the name “Jolly Jumper Products of America Limited”. On September 25, 1987, our name was changed to “Sun Valley Hot Springs Ranch Inc.”. We changed our name to “Tri-Valley Free Trade Inc.” on March 26, 1991 and to “Tri-Valley Investments Corporation” on June 19, 1995. On October 2, 1998, we changed our name to “TriLateral Venture Corporation”. On May 6, 2004, we changed our name to “Pan American Gold Corporation” and on November 10, 2008, we changed our name to “Newcastle Resources Ltd.”. On June 22, 2011 we filed a continuance in British Columbia and changed our name to “RepliCel Life Sciences Inc.” We are a reporting issuer under the securities laws of the Provinces of British Columbia and Ontario. Under the Business Corporations Act (British Columbia), our company has an indefinite life span.

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

Pursuant to the terms of the TrichoScience Agreement, all shareholders of TrichoScience who did not tender their shares of TrichoScience to our company on December 22, 2010, were given the right to exchange their TrichoScience shares at any time during the following 18 months on the same exchange ratio as set forth above and all TrichoScience shareholders exchanged their shares for units of our company. As a result, we issued a total (including the share issuances described in the preceding paragraph) of 22,000,000 common shares, 11,000,000 Class B shares and 11,000,000 Class C shares to the former shareholders of TrichoScience (including the shares issued on December 22, 2010). Because the rights and restrictions of the Class B preference shares provided that all such shares would be extinguished upon our company: (i) acquiring at least 90% of the TrichoScience shares; and (ii) investing at least $3,000,000 in TrichoScience, all of our outstanding Class B preference shares were extinguished effective April 29, 2011.

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

During the year ended December 31, 2012, the performance conditions with respect to the release of 500,000 shares (December 31, 2011: 350,000) had been achieved, and $254,350 (December 31, 2011: $178,045) (representing the fair value of the shares released from escrow on the date of release) was recorded as stock-based compensation. Compensation expense relating to the transaction date fair value of the remaining 1,700,000 common shares will be recognized in the period the respective performance condition is probable and amortized over the period until the performance condition is met.

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

On February 29, 2012, we completed a private placement of 66,304 units at a price of US$1.50 per unit for gross proceeds of US$99,456. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the financing.

On March 29, 2012, we completed a private placement of 876,042 units at a price of US$1.50 per unit for gross proceeds of US$1,314,063. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the financing.

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

On April 20, 2012, we completed a private placement of 430,033 units at a price of US$1.50 per unit for gross proceeds of US$645,050. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the financing.

As described above, in connection with the acquisition of TrichoScience, we also acquired all of the issued and outstanding common shares of 583885 in exchange for the issuance of 4,400,000 common shares of our company. 3,400,000 of such common shares controlled by our Chief Executive Officer were deposited with an escrow agent pursuant to the terms of an escrow agreement, to be released upon satisfaction of certain performance conditions as set out in the escrow agreement. During the year ended December 31, 2012, the performance condition with respect to the release of 500,000 shares under the escrow agreement, being the completion of an aggregate of $4,000,000 in financing since December 22, 2010, was completed. As a result, an additional 500,000 shares were released from escrow.

On February 7, 2013, we amended the exercise price of the warrants expiring March 1, 2014, March 29, 2014, April 18, 2014 and April 20, 2014 from US$2.50 to US$0.50 per share. The warrants entitle holders to purchase an aggregate of 1,875,046 common shares.

On April 10, 2013, we completed a private placement of 1,643,555 units at price of $0.31 per unit for gross proceeds of $509,502, of which $24,851 was included in share subscriptions as at December 31, 2012. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.50 per share for a period of 24 months from the closing of the financing.

Capital Expenditures

During the last three fiscal years ended December 31, 2012, we did not undertake any capital expenditures. In connection with the closing of the TrichoScience Agreement, we acquired 1,000,000 common shares of TrichoScience at a price of $1.00 per share. This acquisition was internally financed, partially from the proceeds of the private placement for gross proceeds of US$620,000 that we undertook in connection with the closing of the TrichoScience Agreement, as described above under the heading “Corporate Information and Important Events”. On March 11, 2011, we acquired an additional 2,050,000 shares of TrichoScience at a price of $1.00 per share. This acquisition was internally financed from the proceeds of our March 2011 private placement for gross proceeds of US$2,550,000, as described above under the heading “Corporate Information and Important Events”.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B.	Business Overview and Plan of Operations

Overview

RepliCel Life Sciences Inc. is a British Columbia, Canada company that is in the business of developing and patenting a new hair follicle cell replication technology that has the potential to become the world’s first autologous cellular treatment for hair loss in men and women. Our cellular replication and implantation technology is designed to grow new hair follicles in patients suffering from androgenetic alopecia. The procedure is also designed to rejuvenate damaged, miniaturized hair follicles in balding scalp skin.

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

The product development path of our technology effectively began in 2000/03 when Drs. McElwee and Hoffmann began focusing on specific groups of cells in the hair follicle described as dermal sheath cup cells (“DSCs”). Together they hypothesized that these DSCs were a reservoir of cells that were responsible for the continued cycling of the hair follicle, as well as neogenesis of new hair follicles. Multiple experiments on purpose-bred mice demonstrated that hair follicle DSCs could induce successful hair growth. The scientists’ landmark study was published in the peer-reviewed Journal of Investigative Dermatology in 2003. Together, the scientists filed patent applications. To date, patents have been issued in Europe and Australia, and are now pending in the US, Canada and Japan.

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

Existing Market Conditions

Although we have not yet generated any revenues from our technology, we believe that there is a very large potential market for our technology, should it be effective and obtain the necessary regulatory approvals.

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

Established industry figures as noted above point to an annual worldwide hair restoration market of US$3 billion. However, it is clear that the market is significantly larger based on the broad range of hair loss appliances, treatments, techniques and topical applications that are widely available today. We believe the potential to deliver a minimally invasive surgical, non-drug based procedure such as ours will offer us access to all current hair loss treatment markets. We believe that our technology could serve as a catalyst to grow the market, even while usurping both existing surgical and nonsurgical procedures, given its potential permanent results and minimally invasive surgical basis. It will also bring women into the market where they have traditionally rejected invasive surgical procedures and avoided the side effects of drug treatments. According to the ISHRS, in 2010, 85.9% of hair restoration surgical patients were men, and 14.1% were women. It is anticipated that a cell-based treatment like RepliCel’s could address the unmet market for women who currently have no real solution to their hair loss.

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

However, FUT and FUE hair transplant surgery will always be limited by the availability and quality of donor hair follicles. Hair replacement surgery is a complicated procedure that may require several hair transplant sessions over a period of one to two years before the desired result is achieved. Ultimately, the act of hair transplantation does not ‘create’ new hair. The process simply relocates viable hair from the back of the scalp to the front. We believe that most women will not undergo this extremely invasive surgery. In terms of cosmetic results, both FUT and FUE surgery are quite dependent upon the skill of the surgeon. Scalp flap surgery, scalp reduction surgery and scalp expansion surgery are other forms of surgical hair restoration. Combined, these treatments represent a far smaller patient base than hair transplant surgery.

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

Histogen Inc.

Histogen is a regenerative medicine company developing solutions based upon the products of cells grown under proprietary conditions that mimic the embryonic environment, including low oxygen and suspension. Through this unique technology process, newborn cells are encouraged to naturally produce the vital proteins and growth factors from which the Company has developed its rich product portfolio. Histogen’s technology focuses on stimulating a patient’s own stem cells by delivering a proprietary complex of multipotent human proteins that have been shown to support stem cell growth and differentiation.

In 2012, Histogen conducted a clinical trial titled “Safety and Efficacy of Hair Stimulating Complex (HSC) on Hair Growth in Males with Androgenetic Alopecia (HSC Phase I/II). The double-blind Phase I/II clinical trial, conducted in the Philippines, was undertaken to further examine the safety and efficacy of intradermal injections of HSC in 56 men with androgenetic alopecia. In addition to other safety outcome measures, clinical evaluation of blood serum chemistry, hematology and urinalysis showed no indication of toxicity over 12 weeks. The treatment was well-tolerated and no study-related adverse events have been reported.

In this second clinical trial of HSC, which was designed with an additional treatment timepoint, the increase in total hair count was 46.5% above that seen in the pilot HSC trial at 12 weeks. Statistical significance was noted in all efficacy endpoints, which include increases in total hair count (p=0.0013), terminal hairs (p=0.0135), and hair thickness (p=0.026). A significant increase in vellus hair count (p=0.033) was seen for the first time, supporting the hypothesis that the HSC treatment rescues dying follicles, in addition to converting vellus to terminal hairs and increasing the number of hairs per follicle. Statistical significance continued to be seen at the 24 week time point.

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

Business Model

We anticipate that the RepliCel™ procedure will be marketed directly to those medical professionals currently engaged in hair transplant procedures, as well as established hair loss and dermatology clinics. Access to, and application of the procedure will be offered to these establishments under a licensing arrangement. Clinicians will be charged a license fee by the company on an annual basis. We anticipate that we will be responsible for training and educating the clinicians in the RepliCel™ procedure. Clinicians will extract the patient’s tissues through a punch biopsy which will then be shipped to our cGMP facilities where cells will be isolated and the proprietary cellular replication process will take place. We anticipate that we will maintain full control over the cellular replication process through the use of our own contracted facilities and own trained technicians. Clinicians will be charged a per-patient replication fee, while the clinic will be free to set the price it charges the patient, based on what the market will bear. We anticipate that we will generate two revenue streams: patient fees and annual license fees.

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

We are developing a clinical and regulatory strategy that will ensure adherence to regulations that will advance the marketing approval of our technology worldwide. As part of this strategy, plans for the following projects are in development:

1.	Completion of a Phase I human clinical trial in Europe; TS001-2009 trial commenced in December, 2010;
2.	Ongoing research and pre-clinical development to enhance knowledge base of our technology; and
3.	Initiation of Phase II human dosing clinical trials in Europe and/or North America.

Phase I: TS001-2009

The protocol for the TS001-2009, Phase I study was developed with advice from European Union regulatory authorities responsible for advanced therapy medicinal products (ATMPs) of which our product is one. The clinical trial is designed to test the safety and efficacy of our technology in men and women with androgenic alopecia (“AGA”) through the assessment of the following endpoints:

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

The protocol, designed in compliance with International Conference on Harmonisation guidelines for Good Clinical Practice (ICH GCP) underwent thorough scientific and ethical review by the Georgian National Council of Bioethics and approval to conduct the study was granted on October 27, 2010.

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

Phase I: Six Month Interim Analysis

An interim analysis of data took place in the first quarter of 2012 as all subjects had completed their 6-month follow-up visit. The results of this analysis were released on May 2, 2012. This data has allowed for analysis of the primary endpoints of the study; assessment of the local (at treatment sites) safety profile of our product compared to placebo as defined by adverse events with respect to their causality, incidence, severity and seriousness. Secondary outcome measures of systemic (overall) safety (through review of adverse events in a similar fashion as described above) and efficacy (hair growth at treatment sites) were also performed at this time. The 6-month interim analysis showed that significantly more subjects (63%) had an increase in hair density of greater than 5% (vs. control) while some subjects had not yet shown an increase at this time point. These responders averaged an 11.4% change from baseline, including 70% of subjects above 10% (average 14.8%). The total range of responders was from 6.2% to 19.6%. The overall average of all treated subjects including responders and non-responders was 6.2% density increase. Final analysis of safety data from the entire 24-month post-injection follow-up period should be available in late 2013. To date, no serious adverse events have been reported post-injection.

The primary protocol objective of the study was to assess the local (at treatment sites) safety profile of injections of autologous DSC cells at 6 months post-injection compared to placebo. Secondary protocol objectives were to assess systemic (overall) safety and efficacy (hair growth at treatment sites) at 6 months post-injection and local safety at 24 months post-injection. The 6 month interim analysis was designed to provide us with safety information to support the regulatory filing for a Phase II clinical trial. The 6 month interim analysis results support the continued development of DSC cells for the treatment of androgenetic alopecia.

All 19 subjects (10 male and 9 female) completed 6 month post injection follow-up visits and the data collected from these visits was used for the interim analysis of the primary and secondary safety and efficacy endpoints for the TS001-2009 study.

Pre-Clinical Research

Even though our product has already started testing in human subjects; we continue to perform pre-clinical research to improve the production and delivery of our product. Currently we are conducting such research with our partners in Guangzhou, China, Innsbruck, Austria, and Vancouver, Canada in conjunction with the guidance we have received from regulators in the European Union and Canada.

Proposed Phase II Dosing Clinical Trials

Our next (Phase II) trial is designed to be a dose-finding study which will assess the number of characterized cells and the appropriate treatment pattern necessary to promote optimal hair growth. Subject to regulatory approval, we are planning a 15 month clinical trial that will include multiple subject cohorts studying different doses of DSC cells. Each subject will be given several different injections, while some cohorts will receive additional injections at subsequent time points. We will also review our standard operating procedures (SOPs) of cell biopsy, cell isolation, cell culture media, cell carrier, and injection media to fine-tune those processes in advance of a regulatory submission for a Phase II dosing trial.

The current draft of the RCH-01-2013 trial is designed as follows:

120 male subjects
3 injection sites, 1 shaved site per patient as reference
Treatment Group (96 subjects)
48 treated with single injection (3 different doses)
48 treated with repeat injections (3 different doses) at day 1 and day 91
Placebo Group (24 subjects)
12 treated with single injection (cell carrier medium at 3 locations)
12 treated with single injection (cell carrier medium at 3 locations) at day 1 and day 91
288 treated data sites
72 placebo data sites

Intellectual Property

The success of RepliCel will be highly dependent on the protection of our intellectual property. We are developing a diverse portfolio of intellectual property for the use of stem cells in the treatment of hair loss as well as other medical conditions, and medical devices for the application of such cells. For example, RepliCel inventors filed an early patent application on the use of hair follicle derived stem cells (see EP 1 509 597 B1) entitled “Method for isolating hair follicle mesenchymal stem cells”. This family of patents describes methods for isolating stem cells from hair follicles, and the growth and use of these stem cells for the treatment of a variety of medical conditions (including hair loss). Within this portfolio, there are granted patents in Australia (AU 2003246521) and Europe (EP1 509 597 B1), which were issued unopposed. Related patent applications are also pending in the United States, Canada and Japan.

Plan of Operations

The sections above contain a broad overview of our plan of operations on a go-forward basis. We intend to specifically focus on continuing our human trials in Europe and preparing for human trials in Canada. During this time, we will attempt to seek regulatory approval in those areas for our technology. We also intend to continue to focus on obtaining patents for our technology in various international jurisdictions. At the same time, we will be taking steps to implement our branding and marketing strategies.

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

Our head office is located at Suite 2020 – 401 West Georgia Street, Vancouver, BC V6B 5A1. We have entered into an operatory lease agreement for our office premises, the term for which expires on October 15, 2015. Research and development is being conducted under contract with the University of British Columbia by Kevin McElwee, PhD at the UBC Dermatology facilities in Vancouver and by Dr. Rolf Hoffmann in Germany. We have no current plans to construct or lease dedicated laboratory facilities.

ITEM 4A	Unresolved Staff Comments

Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

The information in this section is presented in accordance with International Financial Reporting Standards for 2012 and 2011.

A.	Operating Results

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Our company had no revenue from operations during the years ended December 31, 2012 or 2011. General and administrative expenses totalled $3,408,894 for the year ended December 31, 2012 compared to $2,713,918 for the year ended December 31, 2011.

Overall, the net general and administrative expenses have increased in 2012. The accounting and audit fees decreased to $73,015 (2011: $120,357) because of the completion of the acquisition of TrichoScience and the transition to IFRS in 2011. The decrease in consulting fees to $123,200 (2011: $185,959) was a result of reduction in the administrative personnel in 2012. The increase in general and administrative expenses was primarily the result of increased insurance (2012: $54,591, 2011: $48,006), marketing and investor relations (2012: $639,997, 2011: $334,709), office (2012: $198,377, 2011: $170,975), salaries (2012: $656,803, 2011: $623,027), and transfer agent and filing fees (2012: $54,755, 2011: $26,973). The increases in insurance, marketing and investor relations fees, office costs, salaries and transfer agent and filing fees were due to increased operational activities in 2012 and a number of marketing initiatives that were undertaken during the year, refer to Item 10 C. - Material Contracts for more information.

We recognized a stock based compensation charge of $1,381,589 for the year ended December 31, 2012 (2011: $947,272) for stock options granted under our stock option plan and founders stock option agreements. The overall increase in stock-based compensation expense in 2012 compared to 2011 was primarily due to the issuance of 1,190,000 stock options that were granted to employees and consultants of our company; 250,000 share purchase warrants which were issued as compensation to a consultant of our company and the release of 500,000 shares from escrow as discussed above under the heading ‘Corporate Information and Important Events’ during the year ended December 31, 2012.

During the year ended December 31, 2012, we incurred costs of $638,734 relating to our clinical trials compared to $637,649 in the year ended December 31, 2011. We incurred research consulting fees of $329,909 and intellectual property costs of $96,432 in 2012 compared to research consulting fees of $292,207 and intellectual property costs of $89,552 in 2011. These increases were all the result of increased operational activities in 2012 related to our Phase I/II trials and on-going clinical development.During the year ended December 31, 2012 the company experienced a $1,116,445 gain on the change in fair value of warrants denominated in a foreign currency due to marked to market adjustments.

We incurred a net loss for the year ended December 31, 2012 of $3,363,175 or $0.08 per share on a basic and diluted basis compared to a net loss of $3,713,439 or $0.10 per share on a basic and diluted basis for the year ended December 31, 2011. The increased loss was the result of increased operational activities in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Our company had no revenue from operations during the years ended December 31, 2011 or 2010. General and administrative expenses totalled $2,713,918 for the year ended December 31, 2011 compared to $1,992,276 for the year ended December 31, 2010. The increase in general and administrative expenses was primarily the result of increased accounting and audit fees (2011: $120,357, 2010: $81,456), insurance (2011: $48,006, 2010: $30,472), legal (2011: $118,950, 2010: $116,954), marketing and investor relations (2011: $334,709, 2010: $57,353), office (2011: $170,975, 2010: $53,259), salaries (2011: $623,027, 2010: $109,830), transfer agent and filing fees (2011: $26,973, 2010: $24,851) and travel and promotion (2011: $130,098, 2010: $51,065). The increases in accounting and audit fees, insurance, legal fees, marketing and investor relations, office, salaries, transfer agent and filing fees, and travel and promotion expenses were due to increased operational activities in 2011, these expenses were offset by a decrease in consulting fees (2011: $185,959, 2010: $198,196).

We recognized a stock based compensation charge of $947,272 for the year ended December 31, 2011 (2010: $1,176,900) for stock options granted under our company stock option plan and founders stock option agreements. The overall decrease in stock-based compensation expense in 2011 compared to 2010 was primarily due to the share exchange with 583885 in 2010, 350,000 shares were released from escrow in 2011 upon the achievement of one milestone contained in the escrow agreement, compared to a release of 850,000 in 2010, resulting in decreased stock based compensation expense in 2011.

During the year ended December 31, 2011, we incurred costs of $637,649 relating to our clinical trials compared to $367,763 in the year ended December 31, 2010. We incurred research consulting fees of $292,207 and intellectual property costs of $89,552 in 2011 compared to research consulting fees of $132,100 and intellectual property costs of $50,386 in 2010. These increases were all the result of increased operational activities in 2011.

We incurred a net loss for the year ended December 31, 2011 of $3,713,439 or $0.10 per share on a basic and diluted basis compared to a net loss of $2,542,525 or $0.12 per share on a basic and diluted basis for the year ended December 31, 2010. The increased loss was the result of increased operational activities and on-going clinical development in 2011.

B.	Liquidity and Capital Resources

We had working capital of $67,768 as at December 31, 2012 compared to working capital of $382,863 as at December 31, 2011 and $652,699 as at December 31, 2010.

	Year Ended	Year Ended	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010

Net cash used in operating activities	$(2,957,711)	$(3,115,623)	$(894,301)
Net cash provided by (used in) investing activities	(9,090)	(12,929)	1,089,215
Net cash provided by financing activities	2,785,944	2,482,170	412,704
Increase (decrease) in cash during the year	$(180,857)	$(646,382)	$607,618
Cash and cash equivalents, beginning of year	565,143	1,211,525	603,907
Cash and cash equivalents, end of year	$384,286	$565,143	$1,211,525

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Activities

During the year ended December 31, 2012, we used net cash in operating activities of $2,957,711 compared to $3,115,623 for the year ended December 31, 2011. The decrease in cash used in operating activities was the result of a reduction in accounting and audit fees as well as consulting fees in 2012. Cash used in operational activities in 2011 also included large payments in 2011 of accounts payable and accrued liabilities working capital balances at December 31, 2010.

Investing Activities

During the year ended December 31, 2012, the net cash used in investing activities was $9,090 compared to net cash used in investing activities of $12,929 for the year ended December 31, 2011. Investing activities relate mainly to the purchase of computer equipment.

Financing Activities

During the year ended December 31, 2012, we completed private placements consisting of 1,875,046 units at US$1.50 per unit for proceeds of US$2,812,569 ($2,796,740). Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the financing. We paid $35,647 as finder’s fees in connection with the private placement. At December 31, 2012, we had working capital of $67,768. Additional working capital will be required for general and administrative expenses and to further our business plans.

During the year ended December 31, 2011, we issued 2,550,000 common shares at US$1.00 per share for proceeds of US$2,550,000. We issued 101,200 common shares as finder’s fees in connection with the private placement. At December 31, 2011, we had working capital of $382,863. Additional working capital will be required for general and administrative expenses and to further our business plans.

On April 10, 2013, we completed a private placement of 1,643,555 units at price of $0.31 per unit for gross proceeds of $509,502, of which $24,851 was included in share subscriptions as at December 31, 2012. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.50 per share for a period of 24 months from the closing of the financing.

We anticipate that we will require a minimum of approximately $3,000,000 to proceed with our plan of operations for the twelve month period ended December 31, 2013. We have no current material commitments for capital expenditures.

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

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

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

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in the auditor’s report on our annual financial statements for the year ended December 31, 2012, our auditors included an explanatory paragraph on their report in respect of there being substantial doubt about our ability to continue as a going concern.

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

Share Based Payments

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8(e) to our consolidated annual financial statement contained herein.

Similar methodology to the share-based payments is used to determine the fair value of derivative liabilities related to warrants denominated in US dollars. The assumptions and models used for estimating the fair value for derivative liabilities are disclosed in Note 8(g) to our consolidated annual financial statement contained herein.

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, we record our best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, we will recognize deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Recent Accounting Pronouncements in Canada

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning after January 1, 2013 or later periods. The following new standards, amendments and interpretations, which have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. We are in the process of evaluating the impact of the new standard.

IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. This standard is applicable for annual periods beginning on or after January 1, 2013. The adoption of this standard is not expected to have material impact on our consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS or US GAAP. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard is not expected to have material impact on our consolidated financial statements.

Amendment to IAS 1 Presentation of Financial Statements

The amendments to IAS 1 revise the presentation of other comprehensive income (OCI). Separate subtotals are required for items which may subsequently be recycled through profit or loss and items that will not be recycled through profit or loss. The standard is effective for annual periods beginning on or after July 1, 2012. We have determined that there is no material impact as a result of these amendments on the presentation of the income statement.

Amendment to IAS 32 Financial Instruments: Presentations

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The standard is effective for annual periods beginning on or after January 1, 2014. We are in the process of evaluating the impact that the adoptions of this standard may have on its financial statements.

Amendment to IFRS 7, Financial Instruments: Disclosure

Amended standard IFRS 7 Financial Instruments: Disclosures outlines the disclosures required when initially applying IFRS 9 Financial Instruments. The standard is effective for annual periods beginning on or after January 1, 2015. We are in the process of evaluating the impact that the adoptions of this standard may have on its financial statements.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on our Company.

C.	Research and Development, Patents and Licenses etc.

We incurred research costs of $329,909, $292,207, and $132,100 in 2012 2011, and 2010 respectively and clinical development costs of $638,734, $637,649, and $367,763 in 2012, 2011, and 2010, respectively. Our research currently focuses on the development of our non-surgical hair cell replication technology. In 2008, we were granted a patent for our technology in each of Australia and the European Union. Patents in other global jurisdictions, including Canada, Japan and the United States, have been applied for and are pending. We will continue to conduct our research and development activities through contracts with the University of British Columbia, Tricholog GmbH, Pharmalog Institute fur klniische Forschung GmbH, and other research institutions and commercial entities when needed.

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

We have entered in an operating lease agreement for our office premises. The term of the lease is for three years with it ending on October 31, 2015 and the annual commitments under the lease is as follows:

2013	2014	2015
$ 130,470	$ 133,200	$ 119,550

G.	Safe Harbor

Not applicable.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
David Hall	Chief Executive Officer, President and Director	59	December 22, 2010
Tom Kordyback	Chief Financial Officer	61	August 22, 2011
Dr. Rolf Hoffmann	Chief Medical Officer and Director, TrichoScience Founder	51	December 22, 2010
Dr. Kevin McElwee	Chief Scientific Officer, TrichoScience Founder	43	December 22, 2010
Peter Jensen(1)	Chairman of the Board and Director	59	December 22, 2010
John Challis(1)	Director	66	March 11, 2011
Peter Lewis(1)	Director	57	May 27, 2011
Darrell Panich	VP Clinical Affairs	41	March 15, 2010
Gemma Fetterley	VP Finance, Secretary and Treasurer	34	March 11, 2011

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

Dr. Kevin McElwee, PhD – Chief Scientific Officer

Dr. McElwee is an Associate Professor in the Department of Dermatology and Skin Health at the University of British Columbia, and Director of the Hair Research Laboratory in the Vancouver Coastal Health Research Institute at Vancouver General Hospital (VGH). His research is funded by competitive grants awarded by multiple organizations including the Canadian Institute for Health Research (the equivalent of the National Institute for Health in the USA). Dr. McElwee is one of only a small group of research scientists worldwide who studies hair biology and associated diseases. He has worked as a hair research scientist for 12 years and has published over 70 medical journal articles, research abstracts and academic book chapters on hair loss research. Dr. McElwee received his Bachelor of Science degree from the University of Aberdeen, Scotland and his PhD from the University of Dundee, Scotland. Postdoctoral training included three years at the Jackson Laboratory in Maine and four years at the University of Marburg, Germany, studying various hair loss diseases.

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

Gemma Fetterley, CA - VP Finance and Secretary

Ms. Fetterley is a Chartered Accountant and holds a degree in Economics from the University of British Columbia. Ms. Fetterley has spent several years in public practice specializing in the brokerage industry, as well as audit and advisory work for both private and public clients. She recently held a senior management finance role with the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games, and has a wide range of experience in accounting and finance.

B.	Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2012:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive compensation plan compensation ($)		Pensio n value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentiv e plans	Long- term incentiv e plans
David Hall CEO, President and Director	2012	360,000	254,350(1)	(2)	N/A	N/A	N/A	N/A	614,350
Tom Kordyback Chief Financial Officer	2012	N/A	N/A	(2)	N/A	N/A	N/A	N/A	N/A
Dr. Rolf Hoffmann Chief Medical Officer and Director	2012	220,674(3)	N/A	(2)	N/A	N/A	N/A	N/A	220,674
Dr. Kevin McElwee Chief Scientific Officer Founder of TrichoScience	2012	53,571	N/A	(2)	N/A	N/A	N/A	N/A	53,571
Peter Jensen Chairmen and Director	2012	N/A	N/A	(2)	N/A	N/A	N/A	20,250(4)	20,250
John Challis Director	2012	N/A	N/A	(2)	N/A	N/A	N/A	15,500(5)	15,500
Peter Lewis Director	2012	N/A	N/A	(2)	N/A	N/A	N/A	15,250(6)	15,250
Darrell Panich VP, Clinical Affairs	2012	125,000	N/A	(2)	N/A	N/A	N/A	N/A	125,000
Gemma Fetterley VP, Finance and Secretary	2012	82,500	N/A	(2)	N/A	N/A	N/A	N/A	82,500

(1)

The valuation of the share-based awards is based on the fair market value of the shares at the time of grant, being December 22, 2010, US$0.50 per share. During the year-ended December 31, 2012, 500,000 shares were released from escrow and compensation expense of $254,350 was recorded as stock-based compensation.

(2)

The valuation of option-based awards is based on the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield. For options that vest, only the vested options are valued. Details of options granted during 2012 are included in the table below under the heading “Share Ownership - Stock Option Plan”.

(3)	Includes $110,703 paid to a company controlled by Dr. Hoffmann.
(4)	Mr. Jensen was paid $20,250 in director’s fees by our company for the fiscal year ended December 31, 2012.
(5)	Mr. Challis was paid $15,500 in director’s fees by our company for the fiscal year ended December 31, 2012.
(6)	Mr. Lewis was paid $15,250 in director’s fees by our company for the fiscal year ended December 31, 2012.

Pension, Retirement or Similar Benefits

We do not provide pension, retirement or similar benefits to directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2012 to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

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

Consulting Agreement: Darrell Panich

Pursuant to an employment agreement effective as of March 15, 2010 between Darrell Panich and TrichoScience, Mr. Panich serves as Vice President Clinical Affairs of our company and TrichoScience for a base salary of $125,000 per annum. Under the agreement, Mr. Panich will be eligible to participate in a bonus plan as and when established by our company, which currently is anticipated to provide for bonuses based on a target bonus of 20 percent of the base salary earned by Mr. Panich during each fiscal year in accordance with milestones to be established by our board of directors. Mr. Panich may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If, within 12 months of a change of control of our company, Mr. Panich’s employment is terminated for any reason other than for just cause, we will pay Mr. Panich: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for three years of employment and one additional month of base salary for each year of employment after the first three years; vacation pay and, if granted a performance bonus.

Consulting Agreement: Gemma Fetterley

Pursuant to an employment agreement effective as of March 11, 2011 between Gemma Fetterley and our Company, Ms. Fetterley serves as Vice President Finance of our company and TrichoScience for a base salary of $82,500 per annum. Under the agreement, Ms. Fetterley will be eligible to participate in a bonus plan as and when established by our company, which currently is anticipated to provide for bonuses based on a target bonus of 20 percent of the base salary earned by Ms. Fetterley during each fiscal year in accordance with milestones to be established by our board of directors. Ms. Fetterley may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If, within 12 months of a change of control of our company, Ms. Fetterley’s employment is terminated for any reason other than for just cause, we will pay Ms. Fetterley: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for three years of employment and one additional month of base salary for each year of employment after the first three years; vacation pay and, if granted a performance bonus.

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

As of December 31, 2012, we had four full time employees and five contractors, the majority of which are located in Vancouver, British Columbia. These employees and contractors have expertise in biotechnology management, clinical trials, financial management and communications.

E.	Share Ownership

Our directors, senior management and key employees beneficially own, directly or indirectly, the number of shares set out in the table below:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)
David Hall Chief Executive Officer, President and Director	2,400,000(3)	5.1%
Tom Kordyback Chief Financial Officer	100,993	*
Dr. Rolf Hoffmann Chief Medical Officer and Director	5,056,979	10.8%
Dr. Kevin McElwee Chief Scientific Officer	4,241,716	9.1%
Peter Jensen Chairmen and Director	500,000	1.1%
John Challis Director	-	-
Peter Lewis Director	40,000	*
Darrell Panich VP, Clinical Affairs	-	-
Gemma Fetterley VP, Finance and Secretary	-	-

*	Less than 1%.
(1)

Does not include options to acquire common shares of our company held by the persons set forth in the table. For a description of options held by the persons set forth in the table above, see below under the heading “Stock Option Plan”.

(2)	Based on 46,668,609 common shares issued and outstanding as of April 15, 2013.
(3)	Does not include 1,000,000 common shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

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

The following table sets forth the amount and terms of options to acquire common shares of our company we have granted to our directors, senior management and key employees:

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
David Hall Chief Executive Officer, President and Director	250,000	March 11, 2011	US$1.00	March 11, 2018
Tom Kordyback Chief Financial Officer	325,000(1)	February 9, 2010	US$1.00	March 31, 2016
	100,000	April 18, 2012	US$1.50	April 18, 2019
Dr. Rolf Hoffmann Chief Medical Officer and Director	350,000	December 22, 2010	US$0.50	July 13, 2017
Dr. Kevin McElwee Chief Scientific Officer	350,000	December 22, 2010	US$0.50	July 13, 2017
Peter Jensen Chairmen and Director	235,000(1)	July 14, 2010	US$1.00	July 13, 2017
	65,000	December 22, 2010	US$0.50	July 13, 2017
John Challis Director	100,000	March 11, 2011	US$1.00	March 11, 2018
Peter Lewis Director	100,000	March 11, 2011	US$1.00	March 11, 2018
Darrell Panich VP, Clinical Affairs	50,000(1)	January 22, 2010	US$1.00	February 28, 2017
	100,000	March 11, 2011	US$1.00	March 11, 2018
	100,000	April 18, 2012	US$1.50	April 18, 2019
Gemma Fetterley VP, Finance and Secretary	100,000	March 11, 2011	US$1.00	March 11, 2018
	100,000	April 18, 2012	US$1.50	April 18, 2019

(1)	Each stock option is exercisable into one unit at a price of $1.00 per unit, with each unit consisting of 2.52484 common shares

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth persons known to us to be the beneficial owner of more than five percent (5%) of each class of our shares issued and outstanding as of April 15, 2013. All of these persons acquired their shares of our company in connection with the closing of the TrichoScience Agreement and the 583885 Agreement.

Name	Number of Common Shares(1)	Percentage of Common Shares(2)
Dr. Rolf Hoffmann	5,056,979	10.8%
Dr. Kevin McElwee	4,241,716	9.4%
Dr. Jerry Shapiro	4,241,716	9.4%
Matthew Wayrynen	4,092,743(3)	8.8%
David Hall	2,400,000(4)	5.3%

(1)	Does not include options to acquire common shares of our company held by the persons set forth in the table.
(2)

Based on 46,668,609 common shares issued and outstanding as of April 15, 2013. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

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

The following table sets forth the number of our issued and outstanding common shares that are held by record holders in the United States. We have no Class A preference shares outstanding:

Class	Number of Shareholders	Total Shares Held
Common Shares	18	1,610,468
Percentage of Common Shares	8.7%	3.5%(1)

(1)	Based on 46,668,609 common shares issued and outstanding as of April 15, 2013.

To our knowledge we are not directly or indirectly owned or controlled by another company, a foreign government or any other natural or legal person, severally or jointly.

To our knowledge, there are no arrangements the operation of which may, at a subsequent date, result in a change in the control of our company.

B.	Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2012 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals’ families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence:

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2012	December 31, 2011
Companies controlled by directors of the Company	$31,318	$10,000
Directors or officers of the Company	21,015	9,596
	$52,333	$19,596

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

We incurred the following transactions with companies that are controlled by directors and/or officers of our company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	December 31, 2012	December 31, 2011	December 31, 2010
Clinical trial costs	$110,703	$103,563	$-
Research consulting fees	163,543	135,044	144,100
General and administrative consulting fees	-	45,750	116,475
Office	-	9,000	15,000
Legal fees	-	6,621	39,326
	$274,246	$299,978	$314,901

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2012	December 31, 2011	December 31, 2010
Short-term employee benefits – salaries and wages	$411,000	$425,209	$30,000
Stock-based compensation	161,565	313,665	432,395
	$572,565	$738,874	$462,395

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A.	Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB. In this Form 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Financial statements included with this annual report are listed below:

1.	Audited Annual Financial Statements as at December 31, 2012 and 2011:

Independent Auditor’s Report of BDO Canada LLP, dated April 18, 2013

Consolidated Statement of Financial Position as at December 31, 2012 and 2011;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2011, and 2010;

Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011, and 2010;

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010; and

Notes to the Consolidated Financial Statements.

The audited consolidated financial statements for the years ended December 31, 2012 and 2011 can be found under “Item 17. Financial Statements”.

Legal Proceedings

There are no legal or arbitration proceedings which may have, or have had in the recent past, a significant effect on our financial position or profitability.

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

The following is a summary of significant changes in our financial affairs since December 31, 2012:

On February 7, 2013, we amended the exercise price of the warrants expiring March 1, 2014, March 29, 2014, April 18, 2014 and April 20, 2014 from US$2.50 to US$0.50 per share. The warrants entitle holders to purchase an aggregate of 1,875,046 common shares.

On April 10, 2013, the Company completed a private placement of 1,643,555 units at a price of $0.31 per unit for gross proceeds of $509,502, of which $24,851 was included in share subscriptions as at December 31, 2012. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.50 per share for a period of 24 months from the closing of the financing.

Subsequent to December 31, 2012, the Company received a proposed assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development (SR&ED) Claim filed by TrichoScience for the period ending December 21, 2010. As a result of the assessment, TrichoScience will receive a refundable investment tax credit in the amount of $148,296.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

Price History

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board, currently under the symbol “REPCF”. The following table sets forth the annual high and low market prices for our common shares on the OTC Bulletin Board for the five most recent full fiscal years:

OTC Bulletin Board
Annual Highs and Lows	High (U.S.$)	Low (U.S.$)
2008(1)	0.15	0.001
2009	2.00	0.10
2010	4.00	0.17
2011	3.05	1.75
2012	2.60	0.75

(1)

On November 10, 2008, our issued and unissued shares of common stock were consolidated on the basis of one (1) share for every (30) shares of common stock and our name was changed to Newcastle Resources Ltd. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008 at which time our trading symbol was changed to “NCSLF”.

Since October 1, 2012, our common shares have been quoted on the CNSX, under the symbol “RP”. The following table sets forth the annual high and low market prices for our common shares on the CNSX since the listing date:

CNSX
Annual Highs and Lows	High (CAD$)	Low (CAD$)
2012	0.75	0.75

The high and low market prices for our common shares for each full fiscal quarter for the two most recent full fiscal years on the OTC Bulletin Board were as follows:

OTC Bulletin Board
Quarterly Highs and Lows	High (U.S.$)	Low (U.S.$)
2011
First Quarter	2.50	1.75
Second Quarter	3.05	2.20
Third Quarter	2.90	1.95
Fourth Quarter	2.70	2.25
2012
First Quarter	2.55	1.60
Second Quarter	2.60	0.70
Third Quarter	1.00	0.66
Fourth Quarter	0.91	0.46
2013
First Quarter	0.70	0.30

The high and low market prices for our common shares for each full fiscal quarter since listing on the CNSX were as follows:

CNSX
Quarterly Highs and Lows	High (CAD$)	Low (CAD$)
2012
Fourth Quarter	0.75	0.75
2013
First Quarter	0.75	0.41

The high and low market prices of our common shares for each of the most recent six months on the OTC Bulletin Board were as follows:

OTC Bulletin Board
Monthly Highs and Lows	High (U.S.$)	Low (U.S.$)
October 2012	0.86	0.73
November 2012	0.91	0.68
December 2012	0.72	0.46
January 2013	0.53	0.39
February 2013	0.70	0.41
March 2013	0.65	0.40

The high and low market prices of our common shares for each of the most recent six months on the CNSX were as follows:

CNSX
Monthly Highs and Lows	High (CAD$)	Low (CAD$)
October 2012	0.75	0.75
November 2012	0.75	0.75
December 2012	0.75	0.75
January 2013	0.75	0.41
February 2013	0.41	0.41
March 2013	0.41	0.41

The trading price and volume of our company’s common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. Because our common shares are only sporadically traded on the OTC Bulletin Board and the CNSX, shareholders may find it difficult to liquidate their shares, or purchase new shares, at certain times.

All of our common shares are issued in registered form. The transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.661.0271; Facsimile: 604.661.9549).

B.	Plan of Distribution

Not applicable.

C.	Markets

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board under the symbol “REPCF”; since October 1, 2012, on the Canadian National Stock Exchange under the symbol “RP”; and, since September 2012, on the Berlin Stock Exchange under the symbol P6P1 and code number A1JHCB. Our shares are not currently listed for trading on any other market or quotation system.

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

The material contracts which RepliCel and TrichoScience have entered into during the last two years are set out below. All references to “we”, “us” or “our” in the descriptions of the agreements below refer to TrichoScience, with the exception of the descriptions of the TrichoScience Agreement and the 583885 Agreement:

-      On September 1, 2011, we entered into a contract with a German consultant to provide services in relation to the clinical trials. The term of the agreement is for one year and will automatically renew on the anniversary date of the agreement. The consultant is to be paid €3,000 per month during the term of the agreement and is to be issued 100,000 stock options to acquire common shares of our company. These options were issued on January 3, 2012. The options vest according to key milestones as outlined in the agreement.

-      Pursuant to an agreement dated September 30, 2011, we entered into a contract with a private US company to perform professional services related to shareholder acquisition and marketing consulting. In return for these services, we paid US$125,000, and issued 250,000 share purchase warrants to purchase common shares of our company at a price of $2.00 until May 17, 2016. The agreement was terminated on May 17, 2012. There were no monies paid to terminate the contract and all amounts have been paid as of the date of this annual report.

-      On April 12, 2012, we entered into an arrangement with a private US company to perform professional services related to the dissemination of corporate marketing materials. In return for these services, we have paid US$338,000. There is no formal agreement with respect to this arrangement.

-      On May 24, 2012, we signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority (together, the “Institutions”). Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and we agreed to pay research costs totaling $196,488. We will gain the rights to any intellectual property arising from the collaborative research agreement. We agreed to make the following payments to the Institutions in installments, as follows: $98,244 on 30 calendar days from signature of the agreement (paid); and $98,244 on Oct 1, 2012 (owing at December 31, 2012).

-      On June 21, 2012, we entered into a professional services agreement (the “Value Agreement”) with Value Relations GmbH (“Value Relations”). The Value Agreement is for a period of twelve months commencing on June 21, 2012 (the “Execution Date”) and expiring on May 31, 2013. The Value Agreement may be terminated by us provided that we notify Value Relations of such termination and such notice of termination is provided to Value Relations no less than 30 days before any payment is due pursuant to the Value Agreement. Value Relations shall have no right of termination provided that we have complied with our payment obligations of the Value Agreement. Value Relations shall act as our strategic investor relations consultant in Germany, Austria and Switzerland and in that capacity will advise and assist us in structuring, scheduling, coordinating and organizing the following services: (a) investor relations, public relations and business development services; (b) translation of our website content; (c) translation, proofreading and distribution of news releases; (d) participation in the Deutsche Anglegermesse in Frankfurt; (e) two show packages including participation in the Frankfurter Finanz Forum; (f) five road show days in conjunction with the proposed shows; (g) complete coverage in three different newsletters; (h) organization of 12 interviews and articles in German publications; and (i) monthly reporting on investor relations activities. The compensation paid by to Value Relations, including any non-cash compensation:

  €30,000 on the execution date;
  grant stock options to purchase up to 300,000 common shares at an exercise price of USD$1.10 per share (issued);
  €15,000 on the date which is six months after the execution date; which amount we paid on October 9, 2012 and
  €15,000 on the date which is nine months after the execution date, which amount we paid on October 9, 2012.

-      On July 23, 2012, we entered into a professional services agreement (the “Kaplan”) with AIM Capital d/b/a Barry Kaplan Associates (“Kaplan”). The Kaplan Agreement is for a period of three months commencing on July 23, 2012 and expiring on October 23, 2012. Kaplan has agreed to conduct investor relations activities for our company and to raise our company’s profile in the financial marketplace and the financial press using informational reports and public filings of our company. Pursuant to the terms of the Kaplan Agreement, we paid Kaplan a monthly fee of US$8,500; and a retainer of US$8,500.

-      On October 1, 2012, we entered into a lease agreement for our office premises. The term of the lease is for three years, ending on October 31, 2015. The outstanding commitment at December 31, 2012 was $383,220.

-      On January 15, 2013, we entered into an arrangement with a Berlin-based investor relations firm, Deutsche Investors-Relations GmbH (“Deutsche IR”). The arrangement is for a period of twelve months commencing on January 15, 2013 and expiring January 15, 2014, for compensation of €3,350 per month. Pursuant to the terms of the arrangement, Deutsche IR has agreed to conduct investor relations activities for the company and to raise our profile in the financial marketplace and the financial press using informational reports and public filings of our company.

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

The Investment Canada Act governs the direct or indirect acquisition of control of an existing Canadian business by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada, unless a specific exemption, as set out in the Investment Canada Act, applies. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor. In addition, the Investment Canada Act permits the Canadian government to review any investment where the responsible Minister has reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security. No financial threshold applies to a national security review. The Minister may deny the investment, ask for undertakings, provide terms or conditions for the investment or, where the investment has already been made, require divestment. Review can occur before or after closing and may apply to corporate re-organizations where there is no change in ultimate control.

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

We are exposed to various market risks including currency risks, credit risks, liquidity risks and interest rate risks, which may affect our results of operations and financial condition and, consequently, the value of our company. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. Please refer to Note 12 of our annual financial statements contained herein for a qualitative and quantitative discussion of our exposure to market risks at December 31, 2012.

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2012 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2012 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2012. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2013 assessment of the effectiveness of our internal control over financial reporting.

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

C. Changes in Internal Controls Over Financial Reporting

There were no changes in internal controls over financial reporting during the year ended December 31, 2012 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2012, conducted by our principal executive officer and principal financial officer, we expect to make such changes in the year ended December 31, 2013.

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

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission as Exhibit 14.1 to our annual report filed on July 15, 2004. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: RepliCel Life Sciences Inc., Suite 2020 -401 West Georgia Street, Vancouver, British Columbia, Canada V6B 5A1.

ITEM 16C.	Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed BDO Canada LLP, Chartered Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2012. The aggregate fees billed by BDO Canada LLP for audit services rendered for the audit of our annual financial statements and interim reviews of our quarterly financial statements for the fiscal years ended December 31, 2012 and December 31, 2011 were $78,364 and $139,719, respectively.

Audit Related Fees

For the fiscal year ended December 31, 2012, and 2011, the aggregate fees billed for audit related services by BDO Canada LLP were $Nil and $Nil, respectively.

Tax Fees

For the fiscal years ended December 31, 2012 and 2011, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP were $3,150 and $8,060, respectively.

All Other Fees

For the fiscal years ended December 31, 2012 and 2011, the aggregate fees billed by BDO Canada LLP for other non-audit professional services, other than those services listed above, were $Nil and $Nil, respectively.

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

None.

ITEM 16G.	Corporate Governance

Not applicable.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

ITEM 17.	Financial Statements

Financial Statements Filed as Part of this Report:

REPLICEL LIFE SCIENCES INC.

INDEPENDENT AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

For the year-ended December 31, 2012

(Stated in Canadian Dollars)

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	Address 600 Cathedral Place
www.bdo.ca	Address 925 West Georgia Street
Vancouver, BC V6C 3L2 Canada

Independent Auditor’s Report

To the shareholders of RepliCel Life Sciences Inc.

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc., which comprise the consolidated statement of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2012, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting and Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of RepliCel Life Sciences Inc. as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years ended December 31, 2012, 2011 and 2010 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2a in the accompanying financial statements which indicates the Company has incurred operating losses since inception, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ BDO Canada LLP

Chartered Accountants
Vancouver, British Columbia

April 18, 2013

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

REPLICEL LIFE SCIENCES INC.
Consolidated Statement of Financial Position
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

		December 31,	December 31,
	Notes	2012	2011
Assets

Current assets
Cash and cash equivalents		$384,286	$565,143
Sales taxes recoverable		47,713	27,045
Prepaid expenses and deposits		51,894	20,644
		483,893	612,832
Non-current assets
Equipment	7	21,595	18,587

Total assets		$505,488	$631,419

Liabilities

Current liabilities
Accounts payable and accrued liabilities	9	$416,125	$229,969
		416,125	229,969

Non-current liabilities
Warrants denominated in a foreign currency	8g	68,205	-
Total liabilities		484,330	229,969

Shareholders’ equity
Common shares	8	8,319,082	6,266,739
Share subscriptions	8	24,851	-
Contributed surplus	8	1,910,621	1,004,932
Accumulated deficit		(10,233,396)	(6,870,221)
Total shareholders’ equity		21,158	401,450

Total liabilities and shareholders’ equity		$505,488	$631,419

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Peter Jensen”
Director	Director

REPLICEL LIFE SCIENCES INC.
Consolidated Statement of Comprehensive Loss
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

	December 31,	December 31,	December 31,
	2012	2011	2010
Clinical expenses
Clinical trial costs (Note 9)	$638,734	$637,649	$367,763

Research expenses
Consulting fees (Note 9)	329,909	292,207	132,100
Intellectual property costs	96,432	89,552	50,386

General and administrative expenses
Accounting and audit fees	73,015	120,357	81,456
Depreciation (Note 7)	6,082	7,592	6,940
Consulting fees (Note 9)	123,200	185,959	198,196
Insurance	54,591	48,006	30,472
Legal fees (Note 9)	95,383	118,950	116,954
Listing expense	-	-	85,000
Marketing and investor relations	639,997	334,709	57,353
Office	198,377	170,975	53,259
Salaries (Note 9)	656,803	623,027	109,830
Stock-based compensation (Notes 6 and 8)	1,381,589	947,272	1,176,900
Transfer agent and filing fees	54,755	26,973	24,851
Travel and promotion	125,102	130,098	51,065

Loss before other items	4,473,969	3,733,326	2,542,525
Other items:
Change in fair value of warrants denominated in a foreign currency (Note 8g)	(1,116,445)	-	-
Foreign exchange loss (gain)	5,651	(39,386)	-
Loss on disposal of equipment	-	19,499	-
Total comprehensive loss	$3,363,175	$3,713,439	2,542,525

Total comprehensive loss attributable to non- controlling interest	$-	$219,479
Total comprehensive loss attributable to owners’ of the parent	3,363,175	3,493,960	2,542,525

Basic and diluted loss per share	$(0.08)	$(0.10)	(0.12)

Weighted average shares outstanding	42,680,615	34,942,240	21,567,675

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statement of Cash Flows
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

	December 31,	December 31,	December 31,
	2012	2011	2010

Operating activities

Comprehensive loss	$(3,363,175)	$(3,713,439)	$(2,542,525)
Add items not involving cash:
Depreciation	6,082	7,591	6,940
Loss on disposal of equipment	-	19,499	-
Stock-based compensation	1,381,589	947,272	1,176,900
Change in fair value of warrants	(1,116,445)	-	-
Listing expense	-	-	85,000

Changes in non-cash working capital balances:
Sales taxes recoverable	(20,668)	13,832	(21,558)
Prepaid expenses and deposits	(31,250)	2,948	11,120
Accounts payable and accrued liabilities	186,156	(393,326)	389,822
Net cash used in operating activities	(2,957,711)	(3,115,623)	(894,301)

Investing activities

Purchase of Equipment	(9,090)	(12,929)	(20,449)
Cash acquired on acquisition of RepliCel	-	-	1,109,664
Net cash provided by (used in) investing activities	(9,090)	(12,929)	1,089,215

Financing activities

Gross proceeds on issuance of common shares	2,796,740	2,482,170	412,500
Issuance of preferred shares	-	-	204
Finder’s fee	(35,647)	-	-
Proceeds of share subscriptions	24,851	-	-
Net cash provided by financing activities	2,785,944	2,482,170	412,704

Increase (decrease) in cash and cash equivalents during the year	(180,857)	(646,382)	607,618

Cash and cash equivalents , beginning of the year	565,143	1,211,525	603,907

Cash and cash equivalents , end of the year	$384,286	$565,143	$1,211,525

Non-cash transactions (Note 14)

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statement of Changes in Equity
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

	Attributable to the Owners’ of the Parent
	Common Stock
			Share	Series B Preferred Shares		Series C Preferred Shares			Contributed		Accumulated
	Shares	Amount	Subscriptions	Shares	Amount	Shares		Amount		Surplus	Deficit	Total

Balance, January 1, 2012	43,150,008	$6,266,739	$-	-	$-	-	$		- $	1,004,932	$(6,870,221)	$401,450
Shares issued for cash at USD $1.50 – Note 8b	1,875,046	2,761,093	-	-	-	-			-	-	-	2,761,093
Warrants denominated in a foreign currency – Note 8g	-	(963,100)	-	-	-	-			-	-	-	(963,100)
Escrow Release – Note 8f	-	254,350	-	-	-	-			-	-	-	254,350
Stock based compensation – Note 8e	-		-	-	-	-			-	905,689	-	905,689
Share subscriptions	-	-	24,851	-	-	-			-	-	-	24,851
Net loss for the year	-	-	-	-	-	-			-	-	(3,363,175)	(3,363,175)
Balance, December 31, 2012	45,025,054	$8,319,082	$24,851	-	$-	-	$		- $	1,910,621	$(10,233,396)	$21,158

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statement of Changes in Equity
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

											Attributable
	Attributable to the Owners’ of the Parent										To
	Common Stock										Non-
			Share	Series B Preferred Shares		Series C Preferred Shares		Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares	Amount	Shares	Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2011	27,053,960	$3,344,320	$-	5,577,580	$-	7,577,580	$204	$235,705	$(3,219,782)	$360,447	$325,000	$685,447
Net loss for the year	-	-	-	-	-	-	-	-	(3,493,960)	(3,493,960)	(219,479)	(3,713,439)
Private placement – Note 8b	2,651,200	2,482,170	-	-	-	-	-	-	-	2,482,170	-	2,482,170
Increase in non-controlling interest attributable to issuance of shares for cash to parent – Note 6	-	-	-	-	-	-	-	-	(505,345)	(505,345)	505,345	-
Exchange of shares – Note 6	10,844,846	262,000	-	5,422,420	-	5,422,420	-	-	348,866	610,866	(610,866)	-
Cancellation of shares – Note 6	2,600,002	204	-	(11,000,000)	-	(13,000,000)	(204)	-	-	-	-	-
Escrow release – Note 8f	-	178,045	-	-	-	-	-	-	-	178,045	-	178,045
Stock based compensation – Note 8e	-	-	-	-	-	-	-	769,227	-	769,227	-	767,227
Balance, December 31, 2011	43,150,008	$6,266,739	$-	-	$-	-	$-	$1,004,932	$(6,870,221)	$401,450	$-	$401,450

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statement of Changes in Equity
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

	Attributable to the Owners’ of the Parent										Attributable
	Common Stock										To Non-
			Share	Series B Preferred Shares		Series C Preferred Shares		Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares	Amount	Shares	Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2010	9,154,800	$1,154,800	$17,500	-	$-	-	$-	$-	$(615,257)	$557,043	$-	$557,043
Net loss for the year	-	-	-	-	-	-	-	-	(2,542,525)	(2,542,525)	-	(2,542,525)
Shares issued for cash at $1.00 – Note 8b	430,000	430,000	(30,000)	-	-	-	-	-	-	400,000	-	400,000
Cash received for shares issued in 2009 at $1.00	-	-	12,500	-	-	-	-	-	-	12,500	-	12,500
Recapitalization transactions
Pursuant to the acquisition of TrichoScience – Note 6	(9,584,800)	-	-	-	-	-	-	-	-	-	-	-
Exchange of shares – Note 6	22,653,960	818,325	-	5,577,580	-	5,577,580	-	-	(62,000)	756,325	325,000	1,081,325
Acquisition of 583885 – Note 6	4,400,000	941,195	-	-	-	-	-	-	-	941,195	-	941,195
Preferred shares issued for cash at US$0.0001 – Note 6	-	-	-	-	-	2,000,000	204	-	-	204	-	204
Stock based compensation – Note 8e	-	-	-	-	-	-	-	235,705	-	235,705	-	235,705
Balance, December 31, 2010	27,053,960	$3,344,320	$-	5,577,580	$-	7,577,580	$204	$235,705	$(3,219,782)	$360,447	$325,000	$685,447

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

1.	Corporate Information

RepliCel Life Sciences Inc. (“the Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967. The Company’s reporting jurisdiction is British Columbia. Its common shares are listed for trading in the United States on the OTCBB, trading under the symbol REPCF and in Canada on the CNSX, trading under the symbol RP. RepliCel is in the business of developing and patenting a new hair follicle cell replication technology that has the potential to become the world’s first autologous cellular treatment for hair loss in men and women. Our cellular replication and implantation technology is designed to grow new hair follicles in patients suffering from androgenetic alopecia. The procedure is also designed to rejuvenate damaged, miniaturized hair follicles in balding scalp skin.

The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

The financial statements of the Company for the year-ended December 31, 2012, 2011 and 2010 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The financial statements were authorized for issue by the Board of Directors on April 18, 2013.

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

Certain comparative figures have been reclassified to conform to the current year’s presentation to better reflect and classify the results of operations.

a) Going Concern of Operations

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2012, the Company is in the research stage, and has accumulated losses of $10,233,396 since its inception and expects to incur further losses in the development of its business, and requires additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern.

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

If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

2.	Basis of Presentation – Continued

b) Principles of Consolidation

These consolidated financial statements comprise the financial statements of the Company and its subsidiary as at December 31, 2012 and 2011, and the results of its subsidiary for the years ended December 31, 2012, 2011 and 2010.

Details of controlled entities are as follows:

		Percentage Owned
	Country of
	Incorporation	December 31, 2012	December 31, 2011	December 31, 2010
TrichoScience Innovations Inc.	Canada	100%	100%	55.4%
583885 BC Ltd. [i]	Canada	- %	- %	100%

i. 583885 BC Ltd. was dissolved on July 29, 2011.

Where the company has the power, either directly or indirectly, to govern the financial and operating policies of another entity or business so as to obtain benefits from its activities, it is classified as a subsidiary. The consolidated financial statements present the results of the company and its subsidiary ("the Group") as if they formed a single entity. Intercompany transactions and balances between group companies are therefore eliminated in full.

The consolidated financial statements incorporate the results of business combinations using the acquisition method. In the statement of financial position, the acquiree's identifiable assets, liabilities and contingent liabilities are initially recognised at their fair values at the acquisition date. The results of acquired operations are included in the consolidated statement of comprehensive income from the date on which control is obtained. They are deconsolidated from the date control ceases. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

Reverse take-overs that do not meet the definition of a business are accounted for as asset acquisitions using the requirements of IFRS 2 – share-based payments.

c) Derivative liabilities

Derivative instruments, including embedded derivatives, are measured at fair value with any changes in the fair values of derivative instruments being recognized in profit and loss. The disclosure of the Company’s financial instruments is further described in Note 8(g).

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

3.	Critical Accounting Estimates and Judgements – Continued

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in these financial statements are discussed below:

Share Based Payments and Derivatives Liabilities related to Equities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8 (e.

Similar methodology to the share-based payments is used to determine the fair value of derivative liabilities related to warrants denominated in U.S. dollars. The assumptions and models used for estimating the fair value for derivative liabilities are disclosed in Note 8(g).

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

In addition, the Company will recognize deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

4.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements

a) Cash and cash equivalents

Cash and cash equivalents include cash on hand and guarantee investment certificates with financial instructions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

b) Equipment

Recognition and Measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – Continued

b) Equipment – Continued

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

c) Impairment of Non-Financial Assets

Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amounts, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. The Company has one cash-generating unit for which impairment testing is performed.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – Continued

d) Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

The number of shares potentially issuable at December 31, 2012 that were not included in the computation of loss per share totaled 7,475,046 (2011: 5,035,000; 2010: 4,035,000) consisting of 3,650,000 (2011: 2,835,000; 2010:1,485,000) outstanding stock options and warrants, and 1,700,000 (2011: 2,200,000; 2010: 2,550,000) contingently issuable common shares held in escrow to be released upon the occurrence of certain milestones (Note 8(f)) and 2,125,046 warrants (2011: Nil; 2010: Nil).

e) Income Taxes

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

  the initial recognition of goodwill;

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

  the same taxable group company; or

  different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – Continued

f) Intangible Assets

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

  adequate resources are available to complete the development;

  there is an intention to complete and sell the product;

  the Group is able to sell the product;

  sale of the product will generate future economic benefits; and

  expenditure on the project can be measured reliably.

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

g) Foreign Currency Translation

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – Continued

h) Share-based Payments

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

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in contributed surplus in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized as stock based compensation expense (Note 8(c)).

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

i) Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a "finance lease"), the asset is treated as if it had been purchased outright. The amount initially recognised as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are analysed

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – Continued

i) Leased assets – Continued

between capital and interest. The interest element is charged to the consolidated statement of comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

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

j) Events After the Financial Position Date

Events after the financial position date that provide additional information about the Company’s position at the financial position date (adjusting event) are reflected in the consolidated financial statements. Events after the financial position date that are not adjusting events, if any, are disclosed when material to the consolidated financial statements.

k) Financial Instruments

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – Continued

k) Financial Instruments – Continued

Financial assets are derecognized when the rights to receive cash flows from the underlying instruments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

As of December 31, 2012, the Company has derivative liabilities of $68,205 (2011: $Nil) in warrants denominated in a foreign currency.

IFRS 7 fair value measurement hierarchy

IFRS 7 requires certain disclosures which require the classification of financial assets and financial liabilities measured at fair value using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurement (see note 4). The fair value hierarchy has the following levels:

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

l) Share Capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.

The Group’s ordinary shares are classified as equity instruments. During the year ended December 31, 2012 the Company did not have any Class B preferred shares or Class C convertible preferred shares outstanding. During the year ended December 31, 2011 the Company also had Class B preferred shares and Class C convertible preferred shares outstanding which are also classified as equity instruments.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

5.	Accounting Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning after January 1, 2013 or later periods. The following new standards, amendments and interpretations, which have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

  IFRS 9 Financial Instruments

  IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

  IFRS 10 Consolidated Financial Statements

  IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. This standard is applicable for annual periods beginning on or after January 1, 2013. The adoption of this standard is not expected to have material impact on the consolidated financial statements.

  IFRS 13 Fair Value Measurement

  IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS or US GAAP. The standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard is not expected to have material impact on the Company’s financial statements.

  Amendment to IAS 1 Presentation of Financial Statements

  The amendments to IAS 1 revise the presentation of other comprehensive income (OCI). Separate subtotals are required for items which may subsequently be recycled through profit or loss and items that will not be recycled through profit or loss. The standard is effective for annual periods beginning on or after July 1, 2012. The Company has determined that there is no material impact as a result of these amendments on the presentation of the income statement.

  Amendment to IAS 32 Financial Instruments: Presentations

  The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set- off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The standard is effective for annual periods beginning on or after January 1, 2014. The Company is in the process of evaluating the impact that the adoptions of this standard may have on its financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

5.	Accounting Standards, Amendments and Interpretations Not Yet Effective – Continued

  Amendment to IFRS 7, Financial Instruments: Disclosure

  Amended standard IFRS 7 Financial Instruments: Disclosures outlines the disclosures required when initially applying IFRS 9 Financial Instruments. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact that the adoptions of this standard may have on its financial statements.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

6.	Reverse Takeover Transaction

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

The net identifiable assets of RepliCel at the date of the acquisition were as follows:

Cash	$1,109,664
Sales taxes recoverable	19,319
Prepaid expenses	13,392
Accounts payable and accrued liabilities	(146,050)
Net assets acquired	$996,325

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

6.	Reverse Takeover Transaction – Continued

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

Non-Controlling Interest

At closing, certain shareholders of TrichoScience did not exchange their shares for shares of RepliCel (the “Non-Accepting Shareholders”) and, as such, are treated as a non-controlling interest in the consolidated financial statements. In a reverse acquisition, the non-controlling interest reflects the non-controlling shareholders’ proportionate interest in the pre-combination carrying amounts of the legal acquiree’s net assets. The non-controlling interest at December 22, 2010 was 44.6% and the Company recorded a non-controlling interest of $325,000, representing the non-controlling interest of the net book value of the net assets of TrichoScience, with a $62,000 increase in accumulated deficit reflecting the Company’s proportionate increase in ownership in TrichoScience.

During the year ended December 31, 2011, RepliCel purchased 2,050,000 newly issued common shares of TrichoScience for $2,050,000 (“Investment Two”). As a result, the non-controlling interest increased by $505,345 representing the non-controlling interests’ proportionate share in Investment Two.

During the year ended December 31, 2011, the remaining 4,724,800 shares of TrichoScience were tendered for exchange by the Non-Accepting Shareholders in exchange for 10,844,848 common shares with an ascribed fair value of $262,000, 5,422,420 Series B Preferred Shares and 5,422,420 Series C Preferred Shares of the Company. As a result the non-controlling interest was eliminated and the Company recorded an adjustment of $348,866 into deficit attributable to the Owners’ of the Parent, representing a decrease in the non-controlling interest of the net book value of the net assets of TrichoScience..

At December 31, 2011, 100% percent of the non-accepting shareholders had tendered their shares in exchange for RepliCel shares. As a result of achieving Investment One and Investment Two, TrichoScience is now 100% owned subsidiary of RepliCel. As a result, the Class B preferred shares were extinguished for no consideration. There is no non-controlling interest at December 31, 2012 (December 31, 2011: $nil; December 31, 2010: $325,000).

Class B and C Preferred Shares

Pursuant to the Share Exchange Agreement, Class B and C preferred shares were created and issued. No amount of the value assigned to share capital issued with the Share Exchange Agreement was allocated to the Class B preferred shares or the Class C convertible preferred shares due to these shares having assessed nominal value of $204 at the time of closing. The Class B preferred shares have been extinguished, as the Company has achieved the following milestones during the year ended December 31, 2011:

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

6.	Reverse Takeover Transaction – Continued

Class B and C Preferred Shares – Continued

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

583885 B.C. Ltd.

Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent. These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The Compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$0.50 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$0.50.

During the year-ended December 31, 2012, the performance condition with respect to 500,000 shares (Year ended December 31, 2011: 350,000 shares, Year ended December 31, 2010: 850,000 shares, being the completion of Investment Two described above) had been achieved, and $254,350 representing the fair value of the shares released from escrow was recorded as stock-based compensation (year-ended December 31, 2011: $178,045; year ended December 31, 2010: $432,295). Compensation expense relating to the transaction date fair value of the remaining 1,700,000 common shares will be recognized in the period the respective performance condition is probable and amortized over the period the performance condition is met.

At December 31, 2012, there were 1,700,000 common shares held in escrow (December 31, 2011: 2,200,000 common shares; December 31, 2010: 2,550,000 common shares).

The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance. Stock based compensation of $Nil (representing the fair value of the shares issued) was recognized for these shares during the year ended December 31, 2012 (December 31, 2011: Nil; December 31, 2010:$508,800).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

7.	Equipment

	Furniture and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2011	$6,995	$19,704	$26,699
Additions	7,254	1,836	9,090
Disposals	-	-	-
At December 31, 2012	14,249	21,540	35,789

Depreciation:
At December 31, 2011	1,868	6,244	8,112
Charge for the year	2,201	3,881	6,082
Elimination on disposal	-	-	-
At December 31, 2012	4,069	10,125	14,194
Net book value at December 31, 2012	$10,180	$11,415	$21,595

	Furniture and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2010	$25,880	$16,258	$42,138
Additions	-	12,929	12,929
Disposals	(18,885)	(9,483)	(28,368)
At December 31, 2011	6,995	19,704	26,699

Depreciation:
At December 31, 2010	5,311	4,079	9,390
Charge for the year	1,882	5,710	7,592
Elimination on disposal	(5,325)	(3,545)	(8,870)
At December 31, 2011	1,868	6,244	8,112
Net book value at December 31, 2011	$5,127	$13,460	$18,587

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

8.	Share Capital

	a)	Authorized:

Unlimited common shares without par value

Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

	b)	Issued and Outstanding:

During the year-ended December 31, 2012:

(i)

The Company completed a private placement of 1,875,046 units at US$1.50 per unit for proceeds of $2,796,740 (US$2,812,569). A finder’s fee of $35,647 (US$36,000) was paid in cash in connection with the private placement. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing. As the share purchase warrants are denominated in a currency other than the Company’s functional currency, the fair value of the share purchase warrants is recognized as a derivative liability. The fair value on issuance was determined to be $963,100. These warrants have been included in the share warrant data presented in Note 8g.

During the year-ended December 31, 2011:

(i)

The Company completed a private placement of 2,550,000 common shares at US$1.00 per share for proceeds of $2,482,170 (US$2,550,000). A finder’s fee of 101,200 common shares was issued in connection with the private placement with a fair value of $98,164 (US$101,200).

(ii)

The Company acquired 4,724,800 common shares of TrichoScience pursuant to the Non-Accepting Shareholders tendering their shares in exchange for 10,844,848 common shares, 5,422,420 Class B preferred shares and 5,422,420 Class C preferred shares in RepliCel. (Note 6).

During the year-ended December 31, 2010:

(i) The Company issued 430,000 common shares at a price of $1.00 per share, of which $30,000 had been received during the year ended December 31, 2009.

(ii) The Company completed the RTO transaction as described in Note 6.

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

8.	Share Capital – Continued

	c)	Stock Option Plans – Continued

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

	d)	Fair value of Company Options Issued from January 1, 2010 to December 31, 2012

On June 21, 2012 under the Company Stock Option Plan, 300,000 options were granted to consultants of the Company. The options vest over a period of three years and are exercisable at US$1.10 per share until June 21, 2017.

On April 18, 2012 under the Company Stock Option Plan, 790,000 options were granted to employees and consultants of the Company. The options vest over a period of three years and are exercisable at US$1.50 per share until April 18, 2019. During the year-ended December 31, 2012, 75,000 of these options were forfeited.

On January 3, 2012 under the Company Stock Option Plan, 100,000 options were granted to a consultant of the Company. The options are exercisable at US$2.35 per share and expire on January 3, 2019. The options vest according to specific milestones.

On March 11, 2011, under the Company Stock Option Plan, 1,350,000 options were granted to the directors, officers and consultants of the Company. The options are exercisable at US$1.00 per share and expire on March 11, 2018. The options vest over a three year period.

During the year ended December 31, 2010, under the Company Stock Option Plan 1,485,000 options were granted to the directors, officers and consultants of the Company. The options are exercisable at US$0.50 per share and expire July 13, 2017. The options fully vested during the year ended December 31, 2011. During the year-ended December 31, 2012, 300,000 of these options were cancelled.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

Grant Date	Number of	Risk-free	Weighted-	Expected	Expected	Expected	Fair
	Options	interest	average	volatility	dividends	forfeiture	value
	Outstanding	rate	expected life			rate
December 22, 2010	1,185,000	2.66%	7 years	81%	Nil	0%	0.17
March 11, 2011	1,350,000	2.88%	7 years	81%	Nil	0%	0.72
January 3, 2012	100,000	1.71%	7 years	81%	Nil	0%	1.01
April 18, 2012	715,000	1.74%	7 years	89%	Nil	0%	1.15
June 21, 2012	300,000	1.26%	5 years	89%	Nil	0%	0.78

The volatility assumption is based on the pattern and level of historical volatility of a sample of entities in the life sciences industry for the first seven years in which the shares of those entities were publicly traded.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

8.	Share Capital – Continued

	d)	Fair value of Options Issued from January 1, 2011 to December 31, 2012 – Continued

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

The Company recognized stock-based compensation of $1,381,589, of which $905,689 for the fair value of stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements, $254,350 for the release of escrow shares , and $221,500 for the fair value of warrants denominated in a foreign currency which were issued as compensation, in the statement of comprehensive loss for the year-ended December 31, 2012; (For the year-ended December 31, 2011- $769,227, $178,045 and $Nil, respectively; and for the year-ended December 31, 2010- $235,705, $432,395 and $Nil respectively). A summary of the status of the stock options outstanding under the Company Stock Option Plan for the year-ended December 31, 2012 is as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding, January 1, 2012	2,835,000	$	US 0.74
Granted	1,190,000		US 1.47
Exercised	-		-
Forfeited	(300,000)		US 0.50
Cancelled	(75,000)		US 1.50
Outstanding, December 31, 2012	3,650,000		US 0.98
Exercisable, December 31, 2012	2,113,750		US 0.77
Outstanding, January 1, 2011	1,485,000	$	US 0.50
Granted	1,350,000		US 1.00
Exercised	-		-
Forfeited/Cancelled	-		-
Outstanding, December 31, 2011	2,835,000	$	US 0.74
Exercisable, December 31, 2011	1,822,500	$	US 0.59
Outstanding, January 1, 2010	-		$-
Granted	1,485,000		US 0.50
Exercised	-		-
Forfeited/Cancelled	-		-
Outstanding, December 31, 2010	1,485,000		US 0.50
Exercisable, December 31, 2010	-		$-

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

8.	Share Capital – Continued

	e)	Stock-based Compensation – Continued

The range of exercise prices for options outstanding under the Company Stock Option Plan as at December 31, 2012 is US$0.50 - US$2.35. The weighted average remaining contractual life for stock options under the Company Stock Option Plan as at December 31, 2012 is 5.16 years.

	f)	Escrow Shares

Pursuant to the Acquisition described in Note 6, at December 31, 2012:

i)

1,700,000 (December 31, 2011: 2,200,000; December 31, 2010: 2,550,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. During the year-ended December 31, 2012, 500,000 shares were released from escrow (December 31, 2011: 350,000; December 31, 2010: 850,000). The Company recognized a fair value of $254,350, (December 31, 2011: $178,045; December 31, 2010: $432,295) as stock based compensation expense in the statement of operations for the period. As at December 31, 2012, an accumulated 1,700,000 shares have been released from escrow (December 31, 2011: 1,200,000; December 31, 2010: 850,000).

		ii)	14,499,156 (December 31, 2011: 25,600,013, December 31, 2010: 11,155,165) common shares are held in escrow under a pooling agreement and are subject to a timed release schedule under which:

			a)	15% will be released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);

			b)	15% will be released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;

			c)	the remaining 10% will be released on the first day of the ninth fiscal quarter after the First Quarter.

As the release of these shares is certain, they have been included in the calculation of loss per share. At December 31, 2012, 11,100,844 shares have been released from escrow (December 31, 2011: nil; December 31, 2010: nil).

	g)	Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

			Weighted
	Warrants		Average
	Outstanding		Exercise Price	Expiry
Outstanding, December 31, 2011	-		$-
February 29, 2012	66,304		US 2.50	March 1, 2014
March 29, 2012	876,042		US 2.50	March 29, 2014
April 18, 2012	502,667		US 2.50	April 18, 2014
April 20, 2012	430,033		US 2.50	April 20, 2014
May 17, 2012	250,000		US 2.00	May 17, 2016
Outstanding, December 31, 2012	2,125,046	$	US 2.44

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

8.	Share Capital – Continued

	g)	Warrants denominated in a foreign currency – Continued

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s consolidated statement of financial position and are fair valued at each reporting period. The fair value on issuance was determined to be $1,184,650, of which $221,550 was included in stock based compensation for the year-ended December 31, 2012 as warrants were initially issued as compensation and the remaining balance of $963,100 was debited against share capital. Assumptions applied by management were as follows: (1) risk-free rate of 1.10% – 1.35%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 24 - 48 months; (5) market price of US$1.50 and (6) an exercise price of US$2.00 – US$2.50.

The assumptions used to determine the fair value of $68,205 at December 31, 2012 were as follows: (1) risk-free rate of 1.14% – 1.21%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 14 – 41 months; (5) market price of US$0.46; and (6) an exercise price of US$2.00 – US$2.50.

The change in the fair value of the warrants for the year-ended December 31, 2012 was $1,116,445 (December 31, 2011 - $Nil; December 31, 2010 - $Nil) and was recorded in the consolidated statement of comprehensive loss.

	December 31, 2012	December 31, 2011	December 31, 2010
Warrants denominated in a foreign currency, opening balance	$-	$-	$-
Fair value of warrants issued	1,184,650	-	-
Change in fair value of warrants	(1,116,445)	-	-
Warrants denominated in a foreign currency, closing balance	$68,205	$-	$-

Subsequent to December 31, 2012, the Company amended the exercise price of the warrants expiring March 1, 2014, March 29, 2014, April 18, 2014 and April 20, 2014 from US$2.50 to US$0.50 per share. The warrants entitle holders to purchase an aggregate of 1,875,046 common shares.

9.	Related Party Transactions Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2012	December 31, 2011
Companies controlled by directors of the Company	$31,318	$10,000
Directors or officers of the Company	21,015	9,596
	$52,333	$19,596

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

9.	Related Party Transactions – Continued Related party transactions – Continued

	December 31, 2012	December 31, 2011	December 31, 2010
Clinical trial costs	$110,703	$103,563	$-
Research consulting fees	163,543	135,044	144,100
General and administrative consulting fees	-	45,750	116,475
Office	-	9,000	15,000
Legal fees	-	6,621	39,326
	$274,246	$299,978	$314,901

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2012	December 31, 2011	December 31, 2010
General and administrative – salaries	$411,000	$425,209	$30,000
Stock-based compensation	161,565	313,665	432,395
	$572,565	$738,874	$462,395

10.	Income Taxes a) Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2012	2011	2010

Net loss for the year before taxes	$(3,363,175)	$(3,713,439)	$(2,542,525)
Combined federal and provincial income tax rate	25.0%	26.50%	31.00%
Expected income tax expense (recovery)	(841,000)	(984,000)	(788,000)
Increase (decrease) resulting from
Income taxed at reduced rate	-	-	280,000
Non-deductible items	68,000	253,000	335,000
Tax adjustment from rate change and other	4,000	23,000	(158,000)
Change in unrecognized deferred tax assets	769,000	708,000	331,000
	$-	$-	$-

Effective January 1, 2012, the Canadian Federal corporate tax rate decreased from 16.5% to 15% while the British Columbia provincial tax rate remained at 10%.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

10.	Income Taxes – Continued b) The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2012	2011

Deferred tax assets
Non-capital losses	$1,854,000	$1,112,000
Equipment and other	90,000	63,000
Temporary differences relating to intellectual property costs	17,000	17,000
Unrecognized deferred tax assets	(1,961,000)	(1,192,000)
	$-	$-

Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods. No deferred tax asset has been recognized as this criteria has not been met.

At December 31, 2012, the Company has non capital losses totalling approximately $7,415,100 that will expire beginning in 2026:

Year of Expiry	Amount

2026	$5,500
2027	16,200
2028	533,200
2029	1,169,400
2031	2,672,700
2032	3,018,100
$7,415,100

11.	Financial Instruments and Risk Management

As at December 31, 2012, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities, and warrants denominated in a foreign currency. The fair values of cash, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

Currency risk
Credit risk
Liquidity risk
Interest rate risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

11.	Financial Instruments and Risk Management – Continued

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds a significant amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At December 31, 2012 the Company held cash balances of $371,930 (US$373,836) (December 31, 2011: $307,756 or $US$302,611; December 31, 2010: $nil). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$3,719 (US$3,738) on the cash balance held at December 31, 2012.

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

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2012:

	Accounts payable
	and accrued
Year of expiry	liabilities	Total

Within 1 year	$416,125	$416,125

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	Classification	December 31,	December 31,
		2012	2011

Cash and cash equivalents	Loans and receivables	$384,286	$565,143
		$384,286	$565,143

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

11.	Financial Instruments and Risk Management – Continued

Financial liabilities included in the statement of financial position are as follows:

	Classification	December 31,	December 31,
		2012	2011
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	$416,125	$229,969

Derivative financial liabilities:
Warrants denominated in a foreign currency	Fair value through profit or loss	68,205	-
		$484,330	$229,969

12.	Commitments

The Company has entered into an operating lease agreement for its office premises. The term of the lease is for three years with ending on October 31, 2015 and the annual commitments under the lease is as follows:

2013	2014	2015
$ 130,470	$ 133,200	$ 119,550

13.	Capital Management

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

There has been no change in the Company’s approach to capital management during the year-ended December 31, 2012.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2012
(Stated in Canadian Dollars)

14.	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the year-ended December 31, 2012.

During the year-ended December 31, 2011, the Company acquired 4,724,800 common shares of TrichoScience in exchange for 10,844,846 common shares, 5,422,420 Series B Preferred Shares and 5,422,420 Series C Preferred Shares of the Company, which was excluded from the condensed consolidated interim statement of cash flows for $262,000 (December 31 2010: $Nil). During the year-ended December 31, 2011, 13,000,000 of the Company’s Class C preferred shares (each, a “Class C Share”), were converted, on a 5:1 ratio, into 2,600,000 common shares of the Company (each, a “Common Share”) by the holders thereof.

During the year ended December 31, 2010, the following transactions were excluded from the consolidated statement of cash flows: The Company acquired 4,860,000 common shares of TrichoScience in exchange for 11,155,165 common shares, 5,577,580 Series B Preferred Shares and 5,577,580 Series C Preferred Shares of the company; and the Company acquired all of the issued and outstanding shares of 583885 in exchange for 4,440,000 common shares of the Company.

15.	Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

16.	Events after the Reporting Date

Subsequent to December 31, 2012, the Company amended the exercise price of the warrants expiring March 1, 2014, March 29, 2014, April 18, 2014 and April 20, 2014 from US$2.50 to US$0.50 per share. The Warrants entitle holders to purchase an aggregate of 1,875,046 common shares.

Subsequent to December 31, 2012, the Company completed a private placement of 1,643,555 units at a price of CAD$0.31 per unit for gross proceeds of $509,502, of which $24,851 was included in share subscriptions as at December 31, 2012. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CAD$0.50 per share for a period of 24 months from the closing of the financing.

Subsequent to December 31, 2012, the Company received a proposed assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development (SR&ED) Claim filed by TrichoScience for the period ending December 21, 2010. As a result of the assessment, TrichoScience will receive a refundable investment tax credit in the amount of $148,296.

ITEM 18.	Financial Statements

Refer to Item 17 - Financial Statements

ITEM 19.	Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

(1)	Articles of Incorporation and By-laws
1.1	Certificate of Continuation dated June 22, 2011 (incorporated by reference from our Annual Report on Form 20-F, filed on April 26, 2012).
1.2	Articles adopted on May 10, 2011 (incorporated by reference from our Annual Report on Form 20-F, filed on April 26, 2012).
1.3	Notice of Articles dated December 5, 2011 (incorporated by reference from our Annual Report on Form 20-F, filed on April 26, 2012).
(4)	Material Contracts
4.1	Share Exchange Agreement dated October 29, 2010 with TrichoScience Innovations Inc. and the shareholders of TrichoScience Innovations Inc. (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.2	Pooling Agreement dated December 22, 2010 (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.3	Share Exchange Agreement dated October 29, 2010 with 583885 B.C. Ltd. and the shareholders of 583885 B.C. Ltd. (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.4	Escrow Agreement dated December 22, 2010 (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.5	Corporate Consulting Services Agreement dated June 1, 2010 among TrichoScience Innovations Inc. and 583885 B.C. Ltd. (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
(8)	List of Significant Subsidiaries
8.1	TrichoScience Innovations Inc., a company incorporated under the federal laws of Canada, all of the shares of which are beneficially owned by our company.
(11)	Code of Ethics
11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).
(12)	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for David Hall
12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Tom Kordyback.

13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for David Hall.
13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Tom Kordyback.

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REPLICEL LIFE SCIENCES INC.

Per:	/s/ “David Hall”
David Hall
Chief Executive Officer, President and Director

Dated: April 19, 2013

Per:	/s/ “Tom Kordyback”
Tom Kordyback
Chief Financial Officer

Dated: April 19, 2013