Form 20-F
period 2013-12-31
REPLICEL LIFE SCIENCES INC.
filed 2014-03-18
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________________

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 48,118,609 common shares as of December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

  our belief that chronic tendon injuries resulting from sports-related or occupational overuse is a significant unmet medical need;
  our belief that RCT-01 has advantages over current treatments such as the use of non-steroidal anti- inflammatory medication or corticosteroids which are limited in efficacy;
  we plan to initiate a phase 2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic achilles tendinosis in Canada in 2014 and the details of the phase 2 trials;
  we plan to initiate a phase 1 trial for RCS-01 in 2014;
  we plan to initiate a phase 2 dose-finding trail for RCH-01 in 2014;
  we believe that the RCI-02 dermal injector device will have applications in certain other dermatological procedures and development is expected to be completed in 2014;
  our belief that chronic tendon injuries resulting from sports-related or occupational overuse is a significant unmet medical need;
  the potential of our products;
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

  negative results from our clinical trials, including that our autologous cell therapy technology may not work as planned or may not be effective;
  the effects of government regulation on our business;
  the viability and marketability of our autologous cell therapy technology;
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

CURRENCY

Unless otherwise stated, “$”, when used in this Form 20-F, refers to Canadian dollars and US$ refers to United States dollars.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS for the three fiscal years ended December 31, 2013, 2012, and 2011. The information presented below for the three year period ended December 31, 2013, 2012, and 2011 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars – Calculated in accordance with IFRS)

	Year ended Dec. 31, 2013 (audited)	Year ended Dec. 31, 2012 (audited)	Year ended Dec. 31, 2011 (audited)	Year ended Dec. 31, 2010 (audited)
Net sales or operating revenues	$ 4,120,400	$ -	$ -	$ -
Total expenses	3,737,412	3,363,175	3,713,439	2,542,525
Net income (loss) before tax	383,468	(3,363,175)	(3,713,439)	(2,542,525)
Income tax	412,040	-	-	-
Total comprehensive loss	(28,572)	(3,363,175)	(3,713,439)	(2,542,525)
Basic and diluted loss per share	(0.00)	(0.08)	(0.10)	(0.12)
Total assets	2,052,401	505,488	631,419	1,308,742
Net assets	1,474,659	21,158	401,450	685,447
Share capital	9,430,914	8,319,082	6,266,739	3,344,320
Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	45,246,932	42,680,615	34,942,240	21,567,675
Long-term debt	-	-	-	-

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 18, 2014, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rate of the Bank of Canada), was Cdn $1.1052 for each one US dollar. For the past five fiscal years ended December 31, 2013 and for the monthly periods subsequent to that date, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year	Average
December 31, 2009	1.1409
December 31, 2010	1.0223
December 31, 2011	0.9887
December 31, 2012	0.9996
December 31, 2013	1.0636

Month	High / Low
September 2013	1.0533/1.0237
October 2013	1.0456/1.0287
November 2013	1.0599/1.0415
December 2013	1.0696/1.0577
January 2014	1.1171/1.0614
February 2014	1.1140/1.0980

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

Risks Relating to our Business

Our company currently does not generate recurring revenue from its operations, and as a result, it faces a high risk of business failure.

We have generated $4,120,400 in licensing revenues from our operations to date. This revenue was the payment of an upfront fee of $4,120,400 pursuant to a Collaboration and Technology Development Transfer Agreement with Shiseido Company, Limited. This revenue was not recurring revenue from our operations and we may not obtain similar revenue in the future.

As of December 31, 2013, we had accumulated $10,261,968 in losses since inception. Our business is focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

We had cash in the amount of $1,958,005 and a working capital of $1,659,722 as of December 31, 2013 and we anticipate that we will require a minimum of approximately $4,000,000 to proceed with our plan of operations for the twelve month period ended December 31, 2014. In order to fund our plan of operations for the next twelve months, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our auditors’ opinion on our December 31, 2013 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $10,261,968 for the cumulative period from September 7, 2006 (inception) to December 31, 2013. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern, as described by our auditors with respect to the financial statements for the year ended December 31, 2013. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

Our business is at an early stage of development and difficulties obtaining regulatory approval, technical deficiencies and other challenges may hinder the development and marketing of our autologous cell therapies.

Our autologous cell therapy technology is at an early stage of development and we may not develop a cell replication technology that can be commercialized. We are still in the early stages of identifying and conducting research on our technology. Our technology will require significant research and development and preclinical and clinical testing prior to regulatory approval, if required, being obtained in the United States or other countries. We may not be able to obtain regulatory approvals, if required, to complete necessary clinical trials for our cell replication technology, or to commercialize it. Our technology may prove to have undesirable and unintended side effects, or other characteristics adversely affecting its safety, efficacy or cost-effectiveness could prevent or limit its use. Our technology may fail to provide its intended benefit, or achieve benefits equal to or better than our competitor’s products at the time of testing or production and, if so, our business may fail.

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

Our success depends on the acceptance of our cell replication technology by the medical community and consumers as a safe and effective solution.

The success of our cell replication technology will depend on its acceptance by potential consumers and the medical community. Because our technology is new in the treatment of functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging, the long term effects of using our new cell replication technology are unknown. The results of short-term clinical trials do not necessarily predict long-term clinical benefit or reveal adverse effects. If results obtained from future commercial experience indicate that our cell replication technology is not as safe or effective as other treatments, adoption of this technology by consumers and the medical community may suffer and our business will be harmed.

We face significant competition.

The life sciences industry is highly competitive. We anticipate that we will continue to face increased competition as existing companies develop new or improved products and as new companies enter the market with new technologies. Many of our competitors are significantly larger than us and have greater financial, technical, research, marketing, sales, distribution and other resources than us. There can be no assurance that our competitors will not succeed in developing or marketing technologies and products that are more effective or commercially attractive than the products we are developing or that such competitors will not succeed in obtaining regulatory approval, or introducing or commercializing any such products, prior to us. Such developments could have a material adverse effect on our business, financial condition and results of operations. Also, even if we are able to compete successfully, there can be no assurance that we could do so in a profitable manner.

If we are not able to effectively protect our existing intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology. We currently have registered patents for our cell replication technology in Australia, the United States, Japan and the European Union. If we are unable to protect our intellectual property, our business may be materially adversely affected. Further, we cannot be sure that our activities do not and will not infringe on the intellectual property rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property or defend ourselves from intellectual property claims made by others, we may face significant expense and liability, as well as the diversion of management’s attention from our business, any of which could negatively impact our business or financial condition.

The actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends on many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted. Our registered patents and those that may be issued in the future, or those licensed to us, may be challenged, invalidated, unenforceable or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. We also rely on trade secrets to protect some of our technology, especially where it is believed that patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

The successful acquisition and maintenance of patent rights is critical to our business and any failure in this regard could hinder the development and marketing of our technology.

We currently have patent applications pending in several other countries around the world. Our pending patent applications may not result in the issuance of any patents. The applications may not be sufficient to meet the statutory requirements for patentability in all cases or may be the subject of interference proceedings by patent offices. These proceedings determine the priority of inventions and, thus, the right to a patent for technology. In the past, our patent applications have experienced delays and our patent applications may be delayed in the future. If others file patent applications or obtain patents similar to those we have licensed, such patents may restrict the use of our discoveries. We cannot predict the ultimate scope and validity of existing patents and patents that may be granted to third parties, nor can we predict the extent to which we may wish or be required to obtain licenses to use such patents, or the availability and cost of acquiring such licenses. To the extent that licenses are required, the owners of the patents could bring legal actions against us to claim damages or to stop our manufacturing and marketing of the affected technology. If we become involved in patent litigation, it could consume a substantial portion of our resources.

Our company may be subject to changes and uncertainties in laws and government regulations.

Our company is subject to regulation by domestic and foreign governmental agencies with respect to many aspects of developing autologous cell replication technology. In addition, relevant new legislation or regulation could occur. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our company’s business, or the application of existing laws and regulations to cell replication technology, could have a material adverse effect on our company’s business, prospects, financial condition and results of operations.

Risks Relating to our Management

We are dependent on the services of certain key consultants and the loss of any of these key consultants may have a materially adverse effect on our company.

While engaged in the business of developing a new cell replication technology, our company’s ability to continue to develop a competitive edge in the marketplace will depend, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our company’s growth has depended, and in the future will continue to depend, on the efforts of our key management consultants. Loss of any of these people would have a material adverse effect on our company. Currently, our company does not have key-man life insurance.

Conflicts of interest may arise as a result of our company’s directors and officers being directors or officers of other life sciences companies.

Certain of our company’s directors and officers are, or may become, directors or officers of other life sciences companies. While we are engaged in the business of developing a new autologous cell replication technology, such associations may give rise to conflicts of interest from time to time. Our company’s directors are required by law to act honestly and in good faith with a view to our company’s best interests and to disclose any interest that they may have in any project or opportunity of our company. If a conflict of interest arises at a meeting of our company’s board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not our company will participate in any project or opportunity, our company’s directors will primarily consider the degree of risk to which our company may be exposed and our financial position at the time.

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

Trading of our company’s common shares on the OTC Bulletin Board and the TSX Venture Exchange is limited and sporadic, making it difficult for our company’s shareholders to sell their shares or liquidate their investments.

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

On December 22, 2010, we closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby we acquired the issued and outstanding shares of TrichoScience. During the year ended December 31, 2011, 100% of the former TrichoScience shareholders tendered their shares in exchange for our common shares and TrichoScience became a 100% owned subsidiary of our company. The TrichoScience shareholders who received our shares in connection with the closing deposited the shares with a trustee pursuant to the terms of a pooling agreement between us and the trustee. The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

Concurrent with the reverse acquisition, we also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 of our common shares. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by our incoming Chief Executive Officer (“CEO”). 3,400,000 of our shares controlled by our CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between us and the escrow agent. These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The other 1,000,000 common shares issued were not subject to escrow provisions.

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

On April 10, 2013, we completed a private placement of 1,643,555 units at price of $0.31 per unit for gross proceeds of $509,502, of which $24,851 was included in share subscriptions as at December 31, 2012. A finder’s fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.50 per share for a period of 24 months from the closing of the financing.

On May 21, 2013, we completed a private placement of 400,000 units at price of $0.31 per unit for gross proceeds of $124,000. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.50 per share for a period of 24 months from the closing of the financing.

On July 19, 2013, we completed a private placement of 1,050,000 shares at price of $0.50 per unit for gross proceeds of $525,000. A finder’s fee of $36,750 was paid in cash in connection with the private placement.

Capital Expenditures

During the last three fiscal years ended December 31, 2013, we did not undertake any capital expenditures. On March 11, 2011, we acquired an additional 2,050,000 shares of TrichoScience at a price of $1.00 per share. This acquisition was internally financed from the proceeds of our March 2011 private placement for gross proceeds of US$2,550,000.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B. Business Overview and Plan of Operations

Overview

We are a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits. The diseases currently being addressed are chronic tendinosis, skin aging, and androgenetic alopecia (pattern baldness). Each disease state is consistent with a deficit of a specific cell type which we believe is critical to normal function. All treatments under development are based on our innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles. These products are built on our proprietary manufacturing platforms and are covered by issued and filed patents as well as trade secrets. We are also developing a programmable cell injector device designed for dermal injections.

The Potential of Autologous Cell Therapy

Our treatments use autologous cell therapy (“ACT”), which is one of the most rapidly developing areas of regenerative medicine in the development of novel treatments for numerous human disorders. ACT involves isolating an individual’s own cells from harvested tissues and growing more of those cells, or ‘expanding’ those cells, in controlled conditions in a laboratory. These purified, expanded cells are then reintroduced to the donor to treat a specific condition. The benefits of autologous (derived from the same person) therapy (as compared to heterologous or derived from a different person) include minimized risks of systemic immunological (anaphylactic) reactions, bio-incompatibility, and disease transmission. Furthermore, the effects of ACT may be longer lasting than pharmacological or surgical interventions.

RCT-01: Treatment for Chronic Tendinosis

Background

Tendinosis refers to a chronic disease of the tendon. It is a function of an imbalance of tendon breakdown and tendon repair initiated first by an injury which does not heal properly. This leads to cycles of compromised repair and subsequent re-injury until such time as there is no healing and a degenerative process has set in. Typically, this chronic condition is linked to aging, overuse, and to general health. We believe that the current standard of care is failing to provide a satisfactory solution to this chronic condition.

Treatment

We believe that chronic tendon injuries resulting from sports-related or occupational overuse is a significant unmet medical need. Tendons consist of specialized connective tissues that attach muscles to bones, transmitting force and supporting the musculoskeletal system. When mechanical loads exceed the strength of a tendon or tensile range is lost due to aging, micro-tears of the collagen fibers within tendon occurs. Once a tendon is injured, healing can occur intrinsically via tenocyte activation within the injured site or extrinsically via recruitment of collagen-producing cells from the surrounding area. Naturally healed tendon does not return to the same physiological state as ‘intact’ tendon, but does allow for normal function. Inadequate rest and improper healing often result in re-injury and rupture.

Current treatments manage pain and facilitate healing processes; however, they do not mediate complete recovery and leave patients demobilized for several months during treatment. We believe that improved therapeutic strategies are therefore in considerable demand. Our fibroblast technology for tendinosis, which we refer to as RCT-01, has been developed over five years of research, experimentation and trials. RCT-01 is a tissue-engineered product made from a procedure using collagen-producing fibroblasts isolated from non-bulbar dermal sheath (NBDS) cells within the hair follicle that are replicated in culture. These fibroblasts are efficient producers of type I collagen and they have the potential to replicate efficiently in culture. The use of these fibroblasts are, therefore, ideal for treating chronic tendon disorders that arise due to either a degeneration of tenocyte collagen producing cells or a deficit of active collagen producing tenocyte cells. Because RCT-01 directly provides a source of collagen expressing cells to the site of injury, addressing the underlying cause of tendinosis, we believe it has advantages over current treatments such as the use of non-steroidal anti-inflammatory medication or corticosteroids which are limited in efficacy. Another advantage of RCT-01 is the autologous nature of the cellular product, thereby reducing the likelihood of adverse immune reactions upon administration.

Phase 1 Clinical Trial

Phase 1 human pilot clinical trials were conducted by our collaborative partner, Dr. David Connell, which focused on tendinosis of the Achilles, patellar and lateral elbow (commonly referred to as tennis elbow) using skin tissue derived fibroblasts. In these trials, where 90 patients were injected with cultured, autologous fibroblasts, no adverse events were reported. We have expanded on Dr. Connell’s approach by isolating NBDS fibroblasts from the hair follicle that express upwards of five times the amount of type I collagen than fibroblasts derived from skin tissue as pursued by Dr. Connell.

Proposed Phase 2 Clinical Trial

We have plans to initiate a phase 2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic Achilles tendinosis in Canada in 2014. The proposed trial will enroll 82 subjects who have failed traditional tendon treatments and who are otherwise in good health. The mechanics of our treatment involve the extraction of as few as 20 hair follicles from the back of a patient’s scalp via a single punch biopsy. NBDS cells are isolated from the hair follicle sheath, replicated in a current Good Manufacturing Practices (cGMP) facility to produce RCT-01. Study participants will return to the clinic to receive injections of RCT-01 under ultrasound guidance directly into the area of damaged tendon. The collagen rich fibroblast cells are expected to initiate and complete the healing of the chronically injured tendon. After injections are performed, subjects will return to the clinic for assessments of safety, function and pain, as well as changes in tendon thickness, echotexture, interstitial tears and neovascularity. The primary endpoint of efficacy will be measured at six months. We will pursue further indications of other tendon populations including patellar tendinosis (jumper’s knee) and lateral and medial epicondylitis (tennis and golfer’s elbow).

Intellectual Property

We have developed and filed patent applications relating to compositions, methods and uses of NBDS cells for the treatment and repair of tendons. We have also licensed a family of patent applications relating to the compositions and uses of dermally derived cells in the treatment of tendons and ligaments.

Competitors

Typically the pain associated with tendinosis is controlled by many treatment modalities including the use of analgesic and anti-inflammatory medications, rest, physical therapy, ice, orthotics, ergonomic adjustments, laser therapy, platelet-rich plasma injections, dextrose injections and surgery. However, there is currently no therapy to treat the underlying, causative nature of the disease.

Orthocell, an Australian company, is pursuing an autologous cell-based technology where they harvest and expand tenocyte cells isolated from a biopsy taken from a patient’s own tendons. A pilot study of 17 patients with severe refractory lateral epicondylitis showed improved clinical function and structural repair at the origin of the common extensor tendon after the treatment. A larger clinical trial needs to be conducted in order to generate significant data. Furthermore, the necessity to remove tendon in order to cultivate the tenocyte cells is an invasive procedure. In contract, our procedure only requires the removal of up to 20 hair follicles from the back of the scalp.

RCS-01: Treatment for Aging and Sun Damaged Skin

Background

Skin is considered one of the most prominent indicators of one’s age and health. Maintenance of healthy skin is dictated by intrinsic and extrinsic factors. While intrinsic factors (i.e. chronologic age, sex and genetic makeup) cannot be modified, the adverse effects caused by extrinsic factors such as UV radiation and smoking can be prevented or minimized by lifestyle modification. Although these extrinsic effects can be modulated, the extent to which they can be modified varies significantly among individuals, which largely depends on one’s ability to detoxify and repair such damage.

The dermis and epidermis components of the skin lose thickness with age. Solar radiation, particularly UVA, is known to penetrate deep into the dermal layer, damaging fibroblasts, collagen and other fibroblasts expressed proteins, which are the major cellular components of the dermis. Similarly, there are some studies reporting that air pollutants/nanoparticles may also penetrate transepidermally, negatively impacting the dermal layer. The damages caused by external stimuli include DNA strand breaks and mutations, which, if not repaired properly, can lead to cell death. Similarly, oxidative stress caused by smoking leads to not only damages to DNA but also to other cellular components such as proteins and lipids.

Accumulation of damage to cellular proteins and DNA from years of exposure to extrinsic insults can lead to physiological changes of the skin that are irreversible. Such changes are often associated with a reduction in fibroblast cells, disorganization of collagen fibrils and decreased production of collagen, elastin and other glycoproteins that provide structural support and stability to the extra cellular matrix (“ECM”) network. Such changes to the dermal components are detrimental to maintaining mechanical tensile ability and structural integrity of the skin.

Treatment

Our NBDS-derived fibroblast therapy, which we refer to as RCS-01, provides a promising platform to treat intrinsically and extrinsically aged/damaged skin by providing UV-naïve collagen-producing fibroblast cells directly to the affected area. Our unique manufacturing technology allows for isolation of fibroblasts derived from anagen-hair follicle mesenchymal tissues, which elicit more efficient replication potential in culture. Additionally, our proprietary culture procedures potentiate these cells to maintain plasticity, allowing the cells to adapt to the microenvironment and respond to the mechanical or surrounding stimuli after injection, leading to robust production of type I collagen and elastin and their proper alignment within the tissue.

Proposed Phase 1 Clinical Trial

We are currently conducting preclinical work on RCS-01 in conjunction with RCT-01. We plan to initiate a phase 1 trial for RCS-01 in 2014.

Competition

The facial injectables market comprises four product types: botulinum toxin, hyaluronic acid, fillers (particle and polymer fillers, collagen) and stem cells. These injectables can be used in the facial area to correct facial lines and folds and to rejuvenate and add volume to the face. As effective as they may be at treating wrinkles, fillers have a risk of allergic reaction and the formation of tiny bumps under the skin. A bluish skin discoloration known as the Tyndall effect is also possible. The color change can last for several months, but there are treatments available. In very rare cases, skin cells may die if the wrinkle fillers are not used properly. Typically, the wrinkle fillers with longer-lasting effects are the ones more likely to cause side effects.

Fibrocell Sciences has an approved fibroblast therapy for skin aging. Their FDA-approved autologous fibroblast cellular product for improving the appearance of moderate to severe nasolabial fold wrinkles (smile lines) in adults is called LAVIV® (azficel-T). We believe our source cells and manufacturing technology is disruptive both in duration of time to replicate the cells and in the amount of collagen and extracellular matrix expressed.

RCH-01: Treatment for Hair Loss

Background

Androgenetic alopecia (pattern hair loss) can affect up to 70% of men and 40% of women during the course of their lives. Although it is not a disease that causes physical pain, it does cause mental pain. Currently, over $3 billion is spent each year on hair loss treatments that provide limited results. Androgenetic alopecia is largely an inherited disease. It can be inherited by males and females from either the mother’s or father’s side of the family. Women with this trait develop thinning hair, but do not commonly become completely bald.

Androgenetic alopecia is a process by which hair follicles shrink and produce smaller hairs thus reducing hair density. These miniaturized hair fibers have a shorter growth cycle and are structurally smaller. They produce thinner and shorter hair, which results in less scalp coverage. Eventually these follicles can regress to a state where they produce no hair at all.

Treatment

We believe our dermal sheath cup (DSC) cell therapy offers several advantages over current hair loss solutions. The current gold standard in hair loss treatment is hair transplant surgery which requires the surgical removal of a prominent band of hair-bearing scalp or multiple micro-biopsies from the back of the head. This band of resected tissue or biopsies are then dissected into hair follicles consisting of one to three hairs which are then implanted into balding areas on the scalp. Often a number of similar procedures are required to achieve the desired result and the patient is limited by the number of hairs that can be redistributed. In contrast, RCH-01 involves the extraction of as few as 20 hair follicles from the back of the patient’s scalp where healthy cycling hair follicles reside. We believe these cells are responsible for the continued health of the hair follicle and the normal cycling of the hair fiber. DSC cells are isolated from the hair follicles and are then replicated in culture at a cGMP compliant facility utilizing our proprietary cellular replication process, and are then reintroduced back into balding areas on a patient’s scalp. The implanted cells are expected to rejuvenate damaged quiescent hair follicles leading to the growth of new healthy hair fibers. The anticipated long-term result of RCH-01 injections is the restoration and maintenance of a patient’s hair.

Phase I Clinical Trial

The primary protocol objective of the study was to assess the local (at treatment sites) safety profile of injections of autologous DSC cells at six months post-injection compared to placebo. Secondary protocol objectives were to assess systemic (overall) safety and efficacy (hair growth at treatment sites) at six months post-injection and local safety at 24 months post-injection. The six-month interim analysis was designed to provide us with safety information to support the regulatory filing for a phase II clinical trial. The six-month interim analysis results support the continued development of DSC cells for the treatment of androgenetic alopecia. Participants of the phase I clinical trial will be followed for five years. The primary objective of the study is to provide long-term safety profile of injections of cultured DSC cells five years after injection compared to control.

Proposed Phase 2 Clinical Trial

We expect to initiate a phase 2 dose-finding trail for RCH-01 in 2014. The proposed trial will enroll approximately160 male subjects in good health with mild to moderate androgenetic alopecia. After injections of RCH-01 are performed, subjects will return to the clinic for assessment of total, terminal and vellus hair density and cumulative hair thickness, as well as safety. The primary endpoint of efficacy will be measured at 12 months post final injection.

Collaboration Agreement

We have also entered into a technology transfer, licensing and collaboration agreement with Shiseido Company, Limited, one of the world’s largest cosmetic companies. Both companies will work towards establishing a clinical research program in Asia, with the goal of increasing the available human clinical data on RCH-01. Collaborative technology transfer will continue between the companies as any new improvements to the RCH-01 technology are developed by either party. This agreement gives Shiseido an exclusive geographic license to use our RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 billion people.

Intellectual Property

Patents have been filed on the use of hair follicle derived stem cells (EP 1 509 597 B1) entitled “Method for isolating hair follicle mesenchymal stem cells”. This family of patents describes methods for isolating stem cells from hair follicles, and the growth and use of these stem cells for the treatment of a variety of medical conditions (including hair loss). Within this portfolio, there are granted patents in Australia (AU 2003246521), Europe (EP1 509 597 B1), the United States (8,431,400) and Japan (2010-274731) which were issued unopposed. Additional related patent applications are also pending in other jurisdictions.

Competition

There are many current hair loss treatments available.

Medical hair restoration consists of a variety of surgical hair restoration treatments designed to reduce baldness. Follicular unit hair transplant surgery is by far the dominant hair restoration treatment and involves the surgical removal of large portions of hair-bearing scalp from the back of the head. These sections of scalp skin are then dissected by hand into smaller hair follicle clusters or even single follicles (follicular units) and transplanted to the balding areas of a patient’s scalp.

Follicular unit extraction or is another type of hair transplant technique in which a small round punch is used to extract follicular units from a patient’s baldness-resistant donor areas. These 1-, 2-, 3- and 4-hair follicular unit grafts are then transplanted into a patient’s balding areas. This is a time consuming and tedious procedure and a physician is often limited to transplanting 500 to 600 follicular unit grafts in one day. While the FUE procedure has grown in popularity, largely due to the minimally invasive way in which follicular unit grafts are removed, the standard strip excision method is still the leading hair transplant procedure accounting for 77.5% of surgical hair restoration procedures according to the International Society of Hair Restoration Surgery’s 2011 practice census results.

Only two drug hair restoration treatments approved by the United States Food and Drug Administration are available today: minoxidil and finasteride. Minoxidil is marketed as Rogaine® and finasteride is marketed as Propecia®. These two products can be effective in hair loss prevention and may grow new hair. However, once a patient begins using Rogaine® or Propecia®, he or she must continue to use the products indefinitely. As with any drug, adverse reactions can sometimes occur.

Histogen is developing a hair stimulating complex that is based on the products of newborn cells grown under embryonic conditions. Histogen completed a 26 male-subject clinical trial on its Hair Stimulating Complex. This double-blind, placebo-controlled study evaluated the safety in the clinical application of the product as an injectable for hair growth. No adverse events were seen at any time point, including the one year follow-up. In October 2012, Histogen announced initial results from its Phase I/II clinical trial stating that a significant improvement was seen across all targeted hair growth parameters with an 86% responder rate. The double blind trial was undertaken to further examine the safety and efficacy of intradermal injections of their hair stimulating complex in 56 men with androgenetic alopecia.

Follica Inc. is developing a treatment that stimulates the re-growth of hair follicles by harnessing their natural wound-healing response.

RCI-02: Dermal Injector Device

Background

To support our RCH-01 and RCS-01 products, we are developing a second generation dermal injector device. The RCI-02 Injector, now in production design, will be able to deliver programmable volumes of substances not only into specific layers of the skin, but also into muscle tissues in a slow and constant form without any pressure or shear stress, ensuring the injected substance is viable and healthy after application. By improving the conditions of substance delivery, we improve the chances of success in the treatment of the patient. A significant feature of the new device is the incorporation of a cooling element at the injection site, thus removing the need for an anesthetic. This is a significant improvement over current syringe-type devices where an anesthetic is required prior to injection.

We believe that this device will have applications in certain other dermatological procedures requiring injections of specific volumes of material at specific depths and as such, will look at licensing opportunities in these areas. In addition to the programmable variables of volume and depth, the device will also have interchangeable heads for different injection procedures (single and multi-needle). We expect development to be completed in 2014.

Intellectual Property

We have filed patent applications relating to devices for the delivery of therapeutically useful cells, as well as to compositions and methods for repairing tendons.

Competition

Launched in 2009, the Restylane® Injector offers even volume distribution, improved ergonomics over syringes, better depth control and preloaded devices. The injector is preloaded with 200 controlled doses of 10 μl per injection. The injector is used for Restylane Skinboosters Vital and Restylane Skinboosters Vital Light.

The Anteis Injection System was launched in 2010 by Anteis, , a Swiss company focused on developing aesthetic dermatology products and ophthalmology devices. They have developed an automated injection device for local injections of Anteis aesthetic products (fillers and rejuvenation products). It features depth control, injection speed and volume control helping to reduce pain, bruising and swelling. A 32 gage needle is used for injections which helps to further reduce pain and the need for an anesthetic before treatment. The device received the Frost & Sullivan 2011 European New Product Innovation Award and the Reddot Design Award in 2010.

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

ITEM 5. Operating and Financial Review and Prospects

The information in this section is presented in accordance with IFRS for 2013, 2012 and 2011. IFRS differs in certain significant respects from U.S. GAAP. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

A. Operating Results

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

During the year ended December 31, 2013, we completed a Collaboration and Technology Development Transfer Agreement with Shiseido Company, Limited (“Shiseido”). Shiseido paid us an upfront fee of $4,120,400 (¥400,000,000). We recorded gross revenue from its licensing agreement with Shiseido in the amount of $4,120,400, less withholding taxes of $412,040 we received $3,708,360 during the third quarter of 2013. There was no revenue from operations for the year ended December 31, 2012.

Research and Development expenses totaled $1,561,963 for the year ended December 31, 2013 compared to $1,065,075 for the year ended December 31, 2012. Research expense for the year ended December 31, 2013 was $1,321,728 compared to $426,341 in the prior year period. The increase was the result of advancing the pre-clinical work for RCT-01, development of the RCI-02 injector device prototype, improvements in the cell replication process for RCH-01 in preparation for our submission to regulatory authorities and incremental expenditure on intellectual property. During the year ended December 31, 2013, we incurred costs of $240,235 relating to our clinical trials compared to $638,734 for the year ended December 31, 2012. Clinical trial costs have declined as we near the completion and monitoring phase of the Phase I clinical trial for RCH-01.

General and administrative expenses totaled $2,175,209 for the year ended December 31, 2013 compared to $3,408,894 for the year ended December 31, 2012. The decrease is primarily attributable to a decline in marketing and investor relations activities (2013: $228,791, 2012: $639,997), and a reduction in stock based compensation (2013: $395,092, 2012: $1,381,589) which resulted from the forfeiture of options held by certain employees and consultants during the year. Consulting (2013: $185,000, 2012: $123,200), legal (2013: $151,876, 2012: $95,383), office (2013: $224,474, 2012: $198,377), salaries (2013: $597,941, 2012: $656,803), and travel (2013: $155,730, 2012: $125,102) all increased during the year ended December 31, 2013, and helped offset the overall decrease in general and administrative expenses. The increase in legal and travel fees relates to negotiations associated with the Shiseido licensing and technology transfer agreement, while the increase in office expenses is due to the lease signed October 2012 for new premises and associated operating costs.

During the year ended December 31, 2013 we amended the exercise price of the warrants denominated in a foreign currency from US$2.50 to US$0.50 per share, resulting in a loss on the fair value of the derivative liability of $140,182 (2012: gain $1,116,445). These warrants are due to expire at various times between March 1, 2014 and April 20, 2014.

During the year ended December 31, 2013 we received an assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development claim filed by TrichoScience for the period ending December 21, 2010. As a result of the assessment, TrichoScience received a refundable investment tax credit in the amount of $150,783 (2012: $nil).

Total comprehensive loss for the year ended December 31, 2013 was $28,572 or $nil per share on a basic and diluted basis compared to a net loss of $3,363,175 or $0.08 per share on a basic and diluted basis for the year ended December 31, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

We had no revenue from operations during the years ended December 31, 2012 or 2011.

Research and Development expenses totalled $1,065,075 for the year ended December 31, 2012 compared to $1,019,408 for the year ended December 31, 2011. During the year ended December 31, 2012, we incurred costs of $638,734 relating to our clinical trials compared to $637,649 in the year ended December 31, 2011. We incurred research consulting fees of $329,909 and intellectual property costs of $96,432 in 2012 compared to research consulting fees of $292,207 and intellectual property costs of $89,552 in 2011. These increases were all the result of increased operational activities in 2012 related to our Phase I trial for RCH-01 and on-going clinical development.

General and administrative expenses totalled $3,408,894 for the year ended December 31, 2012 compared to $2,713,918 for the year ended December 31, 2011. The increase in general and administrative expenses was primarily the result of increased insurance (2012: $54,591, 2011: $48,006), marketing and investor relations fees (2012: $639,997, 2011: $334,709), office (2012: $198,377, 2011: $170,975), salaries (2012: $656,803, 2011: $623,027), and transfer agent and filing fees (2012: $54,755, 2011: $26,973). The increases in insurance, marketing and investor relations fees, office costs, salaries and transfer agent and filing fees were due to increased operational activities in 2012.

We recognized a stock based compensation charge of $1,381,589 for the year ended December 31, 2012 (2011: $947,272) for stock options granted under our stock option plan. The overall increase in stock-based compensation expense in 2012 compared to 2011 was primarily due to the issuance of 1,190,000 stock options that were granted to employees and consultants of our company; 250,000 share purchase warrants which were issued as compensation to a consultant of our company and the release of 500,000 shares from escrow during the year ended December 31, 2012. During the year ended December 31, 2012 we recorded a $1,116,445 gain on the change in fair value of warrants denominated in a foreign currency due to fluctuations in exchange rates.

We incurred a net loss for the year ended December 31, 2012 of $3,363,175 or $0.08 per share on a basic and diluted basis compared to a net loss of $3,713,439 or $0.10 per share on a basic and diluted basis for the year ended December 31, 2011.

B. Liquidity and Capital Resources

We had working capital of $1,659,722 as at December 31, 2013 compared to working capital of $67,768 as at December 31, 2012 and $382,863 as at December 31, 2011.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2013	2013	2012

Net cash provided by (used in) operating activities	$494,592	$(2,957,711)	$(3,115,623)
Net cash used in investing activities	(7,854)	(9,090)	(12,929)
Net cash provided by financing activities	1,086,981	2,785,944	2,482,170
Increase (decrease) in cash during the year	$1,573,719	$(180,857)	$(646,382)
Cash and cash equivalents, beginning of year	384,286	565,143	1,211,525
Cash and cash equivalents, end of year	$1,958,005	$384,286	$565,143

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Operating Activities

During the year ended December 31, 2013, $494,592 was provided in net cash from operating activities compared to a use of cash of $2,957,711 for the year ended December 31, 2012. The increase in cash provided by operating activities was a result of the Shiseido licensing deal completed in the third quarter of 2013.

Investing Activities

During the year ended December 31, 2013, the net cash used in investing activities was $7,854 compared to net cash used in investing activities of $9,090 for the year ended December 31, 2012. Investing activities relate solely to the purchase of equipment.

Financing Activities

During the year ended December 31, 2013, we issued 1,050,000 common shares at a price of $0.50 per share for gross proceeds of $525,000 and 2,043,555 common shares issued at a price of $0.31 per unit for gross proceeds of $633,502, of which $24,851 was included in share subscriptions at December 31, 2012. Finder’s fees of $46,670 were paid in connection with the transaction. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.50 per share for a period of 24 months from the closing of the financing. Additional working capital will be required for general and administrative expenses and to further our business plans.

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

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in the auditor’s report on our annual financial statements for the year ended December 31, 2013, our auditors included an explanatory paragraph on their report in respect of there being substantial doubt about our ability to continue as a going concern.

We anticipate that we will require a minimum of approximately $4,000,000 to proceed with our plan of operations for the twelve month period ended December 31, 2014. We have no current material commitments for capital expenditures.

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

Critical Accounting Policies and Estimates

We make estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in our annual audited financial statements for the year ended December 31, 2013 are as follows:

Share Based Payments and Derivatives Liabilities related to Equities

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8(e) of our annual audited financial statements for the year ended December 31, 2013.

Similar methodology to the share-based payments is used to determine the fair value of derivative liabilities related to warrants denominated in U.S. dollars. The assumptions and models used for estimating the fair value for derivative liabilities are disclosed in Note 8(g) to our annual audited financial statements for the year ended December 31, 2013.

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, we record our best estimate of the tax liability including the related interest and penalties in the current tax provision. Our management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

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

C. Research and Development, Patents and Licenses etc.

Research and Development expenses totaled $1,561,963 for the year ended December 31, 2013 compared to $1,065,075 for the year ended December 31, 2012. Research expense for the year ended December 31, 2013 was $1,135,321 compared to $426,341 in the prior year period. The increase was the result of advancing the pre-clinical work for RCT-01, development of the RCI-02 injector device prototype, improvements in the cell replication process for RCH-01 in preparation for our submission to regulatory authorities and incremental expenditure on intellectual property. During the year ended December 31, 2013, we incurred costs of $240,235 relating to our clinical trials compared to $638,734 for the year ended December 31, 2012. Clinical trial costs have declined as we near the completion and monitoring phase of the Phase I clinical trial for RCH-01. We currently have registered patents for our cell replication technology in Australia, the European Union, United States and Japan.

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

F. Contractual Obligations

Our only contractual obligations are an operating lease agreement for our office premises. The term of the lease is for three years with it ending on October 31, 2015 and the annual commitments under the lease is as follows:

2014	2015
$ 133,200	$ 111,000

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

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
David Hall	Chief Executive Officer, President and Director	60	December 22, 2010
Tom Kordyback	Chief Financial Officer	62	August 22, 2011
Dr. Rolf Hoffmann	Chief Medical Officer and Director	52	December 22, 2010
Dr. Kevin McElwee	Chief Scientific Officer	44	December 22, 2010
Peter Jensen(1)	Chairman of the Board and Director	62	December 22, 2010
John Challis(1)	Director	67	March 11, 2011
Peter Lewis(1)	Director	58	May 27, 2011
Darrell Panich	VP Clinical Affairs	42	March 15, 2010
Gemma Fetterley	VP Finance, Secretary and Treasurer	35	March 11, 2011

(1) Member of the audit committee and nominating, compensation and corporate governance committee.

David Hall – Chief Executive Officer, President and Director

Mr. Hall has almost two decades of experience in the life sciences industry. From 1994 through 2008, he served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC and currently serves as a director of Advantage BC. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a member of the University of British Columbia’s Tech Equity Investment Committee, a director and Chairman of the Audit Committee of GLG Lifetech Corporation and Chairman of Perceptronix Medical.

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

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2013:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compensation ($)	Total Compensation ($)
					Annual incentive plans	Long- term incentive plans
David Hall CEO, President and Director	2013	385,000	N/A	N/A	N/A	N/A	N/A	N/A	385,000
Tom Kordyback Chief Financial Officer	2013	N/A	N/A	38,490	N/A	N/A	N/A	N/A	38,490
Dr. Rolf Hoffmann Chief Medical Officer and Director	2013	201,395(2)	N/A	N/A	N/A	N/A	N/A	N/A	201,395
Dr. Kevin McElwee Chief Scientific Officer Founder of TrichoScience	2013	56,786(3)	N/A	N/A	N/A	N/A	N/A	N/A	56,786
Peter Jensen Chairmen and Director	2013	N/A	N/A	3,849	N/A	N/A	N/A	21,250(4)	25,099
John Challis Director	2013	N/A	N/A	38,490	N/A	N/A	N/A	14,000(5)	49,490
Peter Lewis Director	2013	N/A	N/A	38,490	N/A	N/A	N/A	15,750(6)	54,240
Darrell Panich VP, Clinical Affairs	2013	133,000	N/A	38,490	N/A	N/A	N/A	N/A	171,490
Gemma Fetterley VP, Finance and Secretary	2013	120,417	N/A	38,490	N/A	N/A	N/A	N/A	158,907

(1)

The valuation of option-based awards is based on the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield. For options that vest, only the vested options are valued. Details of options granted during 2013 are included in the table below under the heading “Share Ownership - Stock Option Plan”.

(2)	Paid to companies controlled by Dr. Hoffmann.
(3)	Paid to a company controlled by Dr. McElwee.
(4)	Mr. Jensen was paid $21,250 in director’s fees by our company for the fiscal year ended December 31, 2013.
(5)	Mr. Challis was paid $14,000 in director’s fees by our company for the fiscal year ended December 31, 2013.
(6)	Mr. Lewis was paid $15,750 in director’s fees by our company for the fiscal year ended December 31, 2013.

Pension, Retirement or Similar Benefits

We do not provide pension, retirement or similar benefits to directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2013 to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

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

Consulting Agreement: Gemma Fetterley

Pursuant to an employment agreement effective as of March 11, 2011 between Gemma Fetterley and our Company, Ms. Fetterley serves as Vice President Finance of our company and TrichoScience for a base salary of $110,000 per annum. Under the agreement, Ms. Fetterley will be eligible to participate in a bonus plan as and when established by our company, which currently is anticipated to provide for bonuses based on a target bonus of 20 percent of the base salary earned by Ms. Fetterley during each fiscal year in accordance with milestones to be established by our board of directors. Ms. Fetterley may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If, within 12 months of a change of control of our company, Ms. Fetterley’s employment is terminated for any reason other than for just cause, we will pay Ms. Fetterley: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for three years of employment and one additional month of base salary for each year of employment after the first three years; vacation pay and, if granted a performance bonus.

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

Nominating, Compensation and Corporate Governance Committee

Our nominating, compensation and corporate governance committee is comprised of Peter Lewis, John Challis and Peter Jensen. The purpose of the nominating, compensation and corporate governance committee (the “Committee”) is to identify individuals qualified to become directors on the Board of Directors of the Corporation (the “Board”) or any of its committees, consistent with criteria approved by the Board, and to select, or to recommend that the Board select, such director nominees, whether at the next annual meeting of the shareholders or otherwise. Periodically evaluate the qualifications and independence of each director on the Board or its various committees and recommend to the Board, as the Committee may deem appropriate, any recommended changes in the composition of the Board or any of its committees. Develop and recommend to the Board corporate governance principles applicable to the Corporation and annually assess the performance of the Board.

D. Employees

As of December 31, 2013, we had five full time employees and nine contractors, the majority of which are located in Vancouver, British Columbia. These employees and contractors have expertise in biotechnology management, clinical trials, financial management and communications.

E. Share Ownership

Our directors, senior management and key employees beneficially own, directly or indirectly, the number of shares set out in the table below:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)
David Hall Chief Executive Officer, President and Director	2,400,000(3)	5.0%
Tom Kordyback Chief Financial Officer	100,993	*
Dr. Rolf Hoffmann Chief Medical Officer and Director	5,056,979	10.4%
Dr. Kevin McElwee Chief Scientific Officer	4,241,716	8.8%
Peter Jensen Chairmen and Director	500,000	1.0%
Peter Lewis Director	50,000	*
John Challis Director	-	-
Darrell Panich VP, Clinical Affairs	-	-
Gemma Fetterley VP, Finance and Secretary	-	-

*	Less than 1%.
(1)

Does not include options to acquire common shares of our company held by the persons set forth in the table. For a description of options held by the persons set forth in the table above, see below under the heading “Stock Option Plan”.

(2)	Based on 48,565,089 common shares issued and outstanding as of March 18, 2014.
(3)	Does not include 1,000,000 common shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

Stock Option Plan

On December 22, 2010, our board of directors approved the adoption of the 2010 Stock Option Plan, which was ratified and approved by our shareholders on January 5, 2011. The 2010 Stock Option Plan provides for the grant of incentive stock options to purchase our common shares to our directors, officers, employees and consultants. The Plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under the stock option plan is 10% of the issued and outstanding common shares of our company’s stock on the date of issue. In connection with our listing on the TSX Venture Exchange, we agreed not to issue any options over 10% of the issued and outstanding shares at the time of listing, which was 48,118,609 shares of our common stock, until the time that our shareholders have approved the plan. Each option, upon its exercise, entitles the grantee to one common share. The exercise price of common shares subject to an option will be determined by the board of directors at the time of grant. Stock options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option or such lesser periods as may be determined by our board of directors.

The following table sets forth the amount and terms of options to acquire common shares of our company we have granted to our directors, senior management and key employees:

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
Tom Kordyback Chief Financial Officer	100,000	September 5, 2013	$0.55	September 5, 2020
Dr. Rolf Hoffmann Chief Medical Officer and Director	350,000	December 22, 2010	US$0.50	July 13, 2017
Dr. Kevin McElwee Chief Scientific Officer	350,000	December 22, 2010	US$0.50	July 13, 2017
Peter Jensen Chairmen and Director	65,000	December 22, 2010	US$0.50	July 13, 2017
	10,000	September 5, 2013	$0.55	September 5, 2020
John Challis Director	100,000	September 5, 2013	$0.55	September 5, 2020
Peter Lewis Director	100,000	September 5, 2013	$0.55	September 5, 2020
Darrell Panich VP, Clinical Affairs	100,000	March 11, 2011	US$1.00	March 11, 2018
	100,000	September 5, 2013	$0.55	September 5, 2020
Gemma Fetterley VP, Finance and Secretary	100,000	March 11, 2011	US$1.00	March 11, 2018
	100,000	September 5, 2013	$0.55	September 5, 2020

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth persons known to us to be the beneficial owner of more than five percent (5%) of each class of our shares issued and outstanding as of March 18, 2014. All of these persons acquired their shares of our company in connection with our acquisition of TrichoScience and 583885.

Name	Number of Common Shares(1)	Percentage of Common Shares(2)
Dr. Rolf Hoffmann	5,056,979	10.4%
Dr. Kevin McElwee	4,241,716	8.8%
Dr. Jerry Shapiro	4,145,316	8.6%
Matthew Wayrynen	2,778,033(3)	5.7%
David Hall	2,400,000(4)	5.0%

(1)	Does not include options to acquire common shares of our company held by the persons set forth in the table.
(2)

Based on 48,565,089 common shares issued and outstanding as of March 18, 2014. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

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

The following table sets forth the number of our issued and outstanding common shares that are held by record holders in the United States. We have no Class A preference shares outstanding:

Class	Number of Shareholders	Total Shares Held
Common Shares	18	1,390,621
Percentage of Common Shares	8.2%	2.9%(1)

(1)	Based on 48,565,089 common shares issued and outstanding as of March 18, 2014.

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

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2013	December 31, 2012
Companies controlled by directors of our company	$27,736	$31,318
Directors or officers of our company	-	21,015
	$27,736	$52,333

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

We incurred the following transactions with companies that are controlled by directors and/or officers of our company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	December 31, 2013	December 31, 2012	December 31, 2011
Research and development	$258,180	$274,246	$238,607
General and administrative	-	-	61,371
	$258,180	$274,246	$299,977

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2013	December 31, 2012	December 31, 2011
General and administrative – salaries	$436,000	$411,000	$425,209
Stock-based compensation	125,487	161,565	313,665
	$561,487	$572,565	$738,874

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

A. Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB. In this Form 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Financial statements included with this annual report are listed below:

1.	Audited Annual Financial Statements as at December 31, 2013 and 2012:
Independent Auditor’s Report of BDO Canada LLP, dated March 18, 2014
Consolidated Statement of Financial Position as at December 31, 2013 and 2012;
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2013, 2012, and 2011;
Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012, and 2011;
Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012, and 2011; and
Notes to the Consolidated Financial Statements.

The audited consolidated financial statements for the years ended December 31, 2013 and 2012 can be found under “Item 17. Financial Statements”.

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

B. Significant Changes

The following is a summary of significant changes in our financial affairs since December 31, 2013:

On January 2, 2014 under our Stock Option Plan, 200,000 options were granted to employees and consultants of our company. The options vest over three years and are exercisable at $0.55 per share until January 2, 2019.

On January 13, 2014, our common shares commenced trading on the TSX Venture Exchange (the “TSXV”) as a Tier 1 issuer under its current trading symbol “RP”. Our common shares were delisted from the Canadian Securities Exchange at the close of trading on January 10, 2014. In connection with our listing on the TSXV, 23,508,682 common shares, which represents approximately 49% of our issued and outstanding shares were escrowed, with 25% of the escrowed shares being released upon listing and a further 25% every six months. In addition, stock options to acquire up to 1,400,000 shares are also subject to escrow under the same release schedule.

On February 20, 2014 under our Stock Option Plan, 100,000 options were granted to employees and consultants of our company. The options vest over one year and are exercisable at $0.85 per share until February 20, 2021.

In February and March 2014, 446,480 warrants denominated in a foreign currency were exercised that were granted in February, March and April 2012 at US$0.50 per share. We received proceeds of US$223,240.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

Price History

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board, currently under the symbol “REPCF”. The following table sets forth the annual high and low market prices for our common shares on the OTC Bulletin Board for the five most recent full fiscal years:

OTC Bulletin Board
Annual Highs and Lows	High (U.S.$)	Low (U.S.$)
2009	2.00	0.10
2010	4.00	0.17
2011	3.05	1.75
2012	2.60	0.75
2013	0.78	0.35

Since October 1, 2012, our common shares have been quoted on the CNSX, under the symbol “RP”. Our common shares were delisted from the Canadian Securities Exchange at the close of trading on January 10, 2014. The following table sets forth the annual high and low market prices for our common shares on the CNSX since the listing date:

CNSX
Annual Highs and Lows	High (CAD$)	Low (CAD$)
2012	0.75	0.75
2013	0.55	0.25
2014	0.50	0.50

Since January 13, 2014, our common shares have been quoted on the TSXV, under the symbol “RP”. The following table sets forth the annual high and low market prices for our common shares on the TSXV since the listing date:

TSXV
Annual Highs and Lows	High (CAD$)	Low (CAD$)
2014	0.93	0.58

The high and low market prices for our common shares for each full fiscal quarter for the two most recent full fiscal years on the OTC Bulletin Board were as follows:

OTC Bulletin Board
Quarterly Highs and Lows	High (U.S.$)	Low (U.S.$)
2012
First Quarter	2.55	1.60
Second Quarter	2.60	0.70
Third Quarter	1.00	0.66
Fourth Quarter	0.91	0.46
2013
First Quarter	0.70	0.39
Second Quarter	0.78	0.35
Third Quarter	0.70	0.42
Fourth Quarter	0.55	0.35

The high and low market prices for our common shares for each full fiscal quarter since listing on the CNSX were as follows:

CNSX
Quarterly Highs and Lows	High (CAD$)	Low (CAD$)
2012
Fourth Quarter	0.75	0.75
2013
First Quarter	0.75	0.41
Second Quarter	0.50	0.50
Third Quarter	0.50	0.25
Fourth Quarter	0.50	0.25

The high and low market prices for our common shares for each full fiscal quarter since listing on the TSXV are not available, as we have not been listed for a full fiscal quarter since listing on January 13, 2014.

The high and low market prices of our common shares for each of the most recent six months on the OTC Bulletin Board were as follows:

OTC Bulletin Board
Monthly Highs and Lows	High (U.S.$)	Low (U.S.$)
September 2013	0.50	0.45
October 2013	0.50	0.35
November 2013	0.55	0.46
December 2013	0.55	0.47
January 2014	0.75	0.55
February 2014	0.828	0.543

The high and low market prices of our common shares for each month on which they traded on the CNSX were as follows:

CNSX
Monthly Highs and Lows	High (CAD$)	Low (CAD$)
September 2013	0.25	0.25

October 2013	0.25	0.25
November 2013	0.25	0.25
December 2013	0.50	0.25
January 2014	0.50	0.50

The high and low market prices of our common shares for each month since listing on the TSXV were as follows:

TSXV
Monthly Highs and Lows	High (CAD$)	Low (CAD$)
January 2014	0.85	0.60
February 2014	0.93	0.60

The trading price and volume of our company’s common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. Because our common shares are only sporadically traded on the OTC Bulletin Board and the TSXV, shareholders may find it difficult to liquidate their shares, or purchase new shares, at certain times.

All of our common shares are issued in registered form. The transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.661.0271; Facsimile: 604.661.9549) .

B. Plan of Distribution

Not applicable.

C. Markets

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board under the symbol “REPCF”; since October 1, 2012, on the Canadian National Stock Exchange under the symbol “RP”; since January 13, 2014 on the TSX Venture Exchange; and, since September 2012, on the Berlin Stock Exchange under the symbol P6P1 and code number A1JHCB. Our shares are not currently listed for trading on any other market or quotation system. On January 10, 2014, we delisted from the Canadian National Stock Exchange.

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

C. Material Contracts

The material contracts which our company and TrichoScience have entered into during the last two years are set out below. All references to “we”, “us” or “our” in the descriptions of the agreements below refer to TrichoScience.

•       On April 12, 2012, we entered into an arrangement with a private US company to perform professional services related to the dissemination of corporate marketing materials. In return for these services, we have paid US$338,000. There is no formal agreement with respect to this arrangement.

•       On May 24, 2012, we signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority (together, the “Institutions”). Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and we agreed to pay research costs totaling $196,488. We will gain the rights to any intellectual property arising from the collaborative research agreement. We agreed to make the following payments to the Institutions in installments, as follows: $98,244 on 30 calendar days from signature of the agreement (paid); and $98,244 on Oct 1, 2012 (paid). On February 22, 2013 we signed a novation agreement and amendment No. 2 whereby we would pay UBC $57,049 on August 1, 2013 (paid) and $57,049 on December 1, 2013 (paid).

•       On June 21, 2012, we entered into a professional services agreement (the “Value Agreement”) with Value Relations GmbH (“Value Relations”). The Value Agreement is for a period of twelve months commencing on June 21, 2012 (the “Execution Date”) and expiring on May 31, 2013. Value Relations shall act as our strategic investor relations consultant in Germany, Austria and Switzerland. The agreement expired on May 31, 2013 and was not renewed. The compensation paid by us to Value Relations, including any non-cash compensation was €30,000 on the execution date (paid); grant stock options to purchase up to 300,000 common shares at an exercise price of USD$1.10 per share (these options were cancelled on August 31, 2013); €15,000 on the date which is six months after the execution date (paid); and €15,000 on the date which is nine months after the execution date (paid).

•       On July 23, 2012, we entered into a professional services agreement (the “Kaplan”) with AIM Capital d/b/a Barry Kaplan Associates (“Kaplan”). The Kaplan Agreement is for a period of three months commencing on July 23, 2012 and expiring on October 23, 2012. Kaplan has agreed to conduct investor relations activities for our company and to raise our company’s profile in the financial marketplace and the financial press using informational reports and public filings of our company. Pursuant to the terms of the Kaplan Agreement, we paid Kaplan a monthly fee of US$8,500 (paid); and a retainer of US$8,500 (paid).

•       On October 1, 2012, we entered into a lease agreement for our office premises. The term of the lease is for three years, ending on October 31, 2015. The outstanding commitment at December 31, 2013 was $244,200.

•       On January 15, 2013, we entered into an arrangement with a Berlin-based investor relations firm, Deutsche Investors-Relations GmbH (“Deutsche IR”). The arrangement is for a period of twelve months commencing on January 15, 2013 and expiring January 15, 2014, for compensation of €3,350 per month. Pursuant to the terms of the arrangement, Deutsche IR has agreed to conduct investor relations activities for our company and to raise our profile in the financial marketplace and the financial press using informational reports and public filings of our company. The arrangement was terminated on September 1, 2013.

•       On July 9, 2013 we entered into a Collaboration and Technology Transfer Agreement with Shiseido Co., Ltd. (“Shiseido”)for an exclusive geographic license for our RCH-01 hair regeneration technology. Under the agreement, Shiseido will pay us an upfront fee of ¥400,000,000 ($4,120,400) (paid). In addition, Shiseido will pay us sales milestones up to ¥3,000,000,000. We are also entitled to royalties on sales. Under the agreement, the collaboration between Shiseido includes the disclosure and discussion of future clinical trials and related documentation in relation the transferred technology. Each party is responsible for its own costs and expenses. Our responsibility with respect to the collaboration is limited to the transfer of technology to Shiseido (completed).

•       On September 1, 2013 we entered into an agreement with Westwicke Partners (“Westwicke”) as its investor relations agency to assist in our communications with investors. Westwicke Partners provides strategic investor relations and capital markets advisory services exclusively to public and private companies in the healthcare sector. The agreement is for a period of 12 months, expiring August 31, 2014 for compensation of US$15,000 per month.

•       On November 29, 2013, we signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority (together, the “Institutions”). Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and we agreed to pay research costs totaling $179,650. We will gain the rights to any intellectual property arising from the collaborative research agreement. We agreed to make the following payments to the Institutions in installments, as follows: $44,912.50 on January 1, 2014, $44,912.50 on April 1, 2014, $44,912.50 on July 1, 2014, and $44,912.50 on October 1, 2014.

•       On February 26, 2014, we entered into an agreement with Ubika Communication, a division of Ubika Corporation to provide capital market exposurein exchange for an initial payment of $10,000 and a $2,500 per month fee for a period of 12 months. Ubika Communication provides capital market exposure services via their flagship website portal smallcapower.com (SCP) which is also featured on the Financial Post website. SCP represents a unique way for small cap companies to bridge between the traditional investor relations business model and the online world that is becoming increasingly important for maximizing shareholder value.

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

I. Subsidiary Information

We have one subsidiary: TrichoScience Innovations Inc., a company incorporated on September 7, 2006 under the Business Corporations Act (Canada).

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks including currency risks, credit risks, liquidity risks and interest rate risks, which may affect our results of operations and financial condition and, consequently, the value of our company. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. Please refer to Note 13 of our annual financial statements contained herein for a qualitative and quantitative discussion of our exposure to market risks at December 31, 2013.

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2013 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2013 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2013. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

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

C. Changes in Internal Controls Over Financial Reporting

There were no changes in internal controls over financial reporting during the year ended December 31, 2013 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2013, conducted by our principal executive officer and principal financial officer, we expect to make such changes in the year ended December 31, 2014.

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

ITEM 16C. Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed BDO Canada LLP, Chartered Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2013. The aggregate fees billed by BDO Canada LLP for audit services rendered for the audit of our annual financial statements and interim reviews of our quarterly financial statements for the fiscal years ended December 31, 2013 and December 31, 2012 were $73,834 and $78,364, respectively.

Audit Related Fees

For the fiscal year ended December 31, 2013, and 2012, the aggregate fees billed for audit related services by BDO Canada LLP were $Nil and $Nil, respectively.

Tax Fees

For the fiscal years ended December 31, 2013 and 2012, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP were $3,675 and $3,150, respectively.

All Other Fees

For the fiscal years ended December 31, 2013 and 2012, the aggregate fees billed by BDO Canada LLP for other non-audit professional services, other than those services listed above, were $Nil and $Nil, respectively.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2012, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

ITEM 16F. Change in Registrant’s Certifying Accountant

None.

ITEM 16G. Corporate Governance

Not applicable.

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 17. Financial Statements

Financial Statements Filed as Part of this Report:

1.	Audited Annual Consolidated Financial Statements as at December 31, 2013 and 2012:
Independent Auditor’s Report of BDO Canada LLP, dated March 18, 2014
Consolidated Statement of Financial Position as at December 31, 2013 and 2012;
Consolidated Statement of Comprehensive Loss for the years ended December 31, 2013, 2012, and 2011;
Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012, and 2011;
Consolidated Statement of Changes in Equity for the years ended December 31, 2013, 2012, and 2011; and
Notes to the Consolidated Financial Statements.

REPLICEL LIFE SCIENCES INC.

INDEPENDENT AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

For the year-ended December 31, 2013

(Stated in Canadian Dollars)

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Independent Auditor’s Report

To the shareholders of RepliCel Life Sciences Inc.

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc., which comprise the consolidated statement of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of RepliCel Life Sciences Inc. as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards.

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

Chartered Accountants,

Vancouver, British Columbia
March 18, 2014

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
For the year-ended December 31,2013
(Stated in Canadian Dollars)

	Notes	December 31, 2013	December 31, 2012
Assets

Current assets
Cash and cash equivalents		$1,958,005	$384,286
Sales taxes recoverable		24,504	47,713
Prepaid expenses and deposits		46,568	51,894
		2,029,077	483,893
Non-current assets
Equipment	7	23,324	21,595

Total assets		$2,052,401	$505,488

Liabilities

Current liabilities
Accounts payable and accrued liabilities	10	$369,355	$416,125

Non-current liabilities
Warrants denominated in a foreign currency	8g	208,387	68,205
Total liabilities		577,742	484,330

Shareholders’ equity
Common shares	8	9,430,914	8,319,082
Share subscriptions	8	-	24,851
Contributed surplus	8	2,305,713	1,910,621
Accumulated deficit		(10,261,968)	(10,233,396)
Total shareholders’ equity		1,474,659	21,158

Total liabilities and shareholders’ equity		$2,052,401	$505,488

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ “Peter Jensen”	/s/ “David Hall”
Director	Director

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Comprehensive Loss
For the year-ended December 31,2013
(Stated in Canadian Dollars)

	December 31,	December 31,	December 31,
	2013	2012	2011
Revenue
Licensing fees (Note 9)	$4,120,400	$-	$-

Expenses
Research and development (Note 9)	1,561,963	1,065,075	1,019,408
General and administrative (Note 6, 7, and 9)	2,175,209	3,408,894	2,713,918

Income (loss) before other items	383,228	(4,473,969)	(3,733,326)
Other items:
Change in fair value of warrants denominated in a foreign currency (Note 8g)	(140,182)	1,116,445	-
Foreign exchange gain (loss)	(10,361)	(5,651)	39,386
Scientific research and development credit (Note 12)	150,783	-	-
Loss on disposal of equipment	-	-	(19,499)

Net income (loss) before tax	383,468	(3,363,175)	(3,713,439)
Income tax (Note 9, 11)	(412,040)	-	-
Total comprehensive loss	$(28,572)	$(3,363,175)	$(3,713,439)

Total comprehensive loss attributable to non-controlling interest	-	-	(219,476)
Total comprehensive loss attributable to owners’ of the parent	(28,572)	(3,363,175)	(3,493,960)

Basic and diluted loss per share	$(0.00)	$(0.08)	$(0.10)

Weighted average shares outstanding	45,246,932	42,680,615	34,942,240

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Cash Flows
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

	December 31,	December 31,	December 31,
	2013	2012	2011

Operating activities

Comprehensive loss	$(28,572)	$(3,363,175)	$(3,713,439)
Add items not involving cash:
Depreciation	6,125	6,082	7,591
Loss on disposal of equipment	-	-	19,499
Stock-based compensation	395,092	1,381,589	947,272
Change in fair value of warrants	140,182	(1,116,445)	-

Changes in non-cash working capital balances:
Sales taxes recoverable	23,209	(20,668)	13,832
Prepaid expenses and deposits	5,326	(31,250)	2,948
Accounts payable and accrued liabilities	(46,770)	186,156	(393,326)
Net cash provided by (used in) operating activities	494,592	(2,957,711)	(3,115,623)

Investing activities

Purchase of Equipment	(7,854)	(9,090)	(12,929)
Net cash used in investing activities	(7,854)	(9,090)	(12,929)

Financing activities

Gross proceeds on issuance of common shares	1,133,651	2,796,740	2,482,170
Finder’s fee	(46,670)	(35,647)	-
Proceeds of share subscriptions	-	24,851	-
Net cash provided by financing activities	1,086,981	2,785,944	2,482,170

Increase (decrease) in cash and cash equivalents
during the year	1,573,719	(180,857)	(646,382)

Cash and cash equivalents, beginning of the year	384,286	565,143	1,211,525

Cash and cash equivalents, end of the year	$1,958,005	$384,286	$565,143

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity
For the year ended December 31 ,2013
(Stated in Canadian Dollars)

		Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2013	45,025,054	$8,319,082	$24,851	$1,910,621	$(10,233,396)	$21,158
Shares issued for cash at CAD $0.31 – Note 8b	2,043,555	633,502	(24,851)	-	-	608,651
Shares issued for cash at CAD $0.50 – Note 8b	1,050,000	525,000	-	-	-	525,000
Finders fees – Note 7b	-	(46,670)	-	-	-	(46,670)
Stock based compensation – Note 7	-		-	395,092	-	395,092
Net earnings for the year	-	-	-	-	(28,572)	(28,572)
Balance, December 31, 2013	48,118,609	$9,430,914	$-	$2,305,713	$(10,261,968)	$1,474,659

		Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2012	43,150,008	$6,266,739	$-	$1,004,932	$(6,870,221)	$401,450
Shares issued for cash at USD $1.50 – Note 8b	1,875,046	2,761,093	-	-	-	2,761,093
Warrants denominated in a foreign currency – Note 8g	-	(963,100)	-	-	-	(963,100)
Escrow Release – Note 8f	-	254,350	-	-	-	254,350
Stock based compensation – Note 8	-	-	-	905,689	-	905,689
Share subscriptions	-	-	24,851	-	-	24,851
Net loss for the year	-	-	-	-	(3,363,175)	(3,363,175)
Balance, December 31, 2012	45,025,054	$8,319,082	$24,851	$1,910,621	$(10,233,396)	$21,158

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity
FortheyearendedDecember31,2013
(Stated in Canadian Dollars)

				Attributable to the Owners’ of the Parent
		Common Stock									Attributable To Non-
			Share	Series B Preferred Shares		Series C Preferred Shares		Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares	Amount	Shares	Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2011	27,053,960	$3,344,320	$-	5,577,580	$-	7,577,580	$204	$235,705	$(3,219,782)	$360,447	$325,000	$685,447
Net loss for the year	-	-	-	-	-	-	-	-	(3,493,960)	(3,493,960)	(219,479)	(3,713,439)
Private placement – Note 8b	2,651,200	2,482,170	-	-	-	-	-	-	-	2,482,170	-	2,482,170
Increase in non-controlling interest attributable to issuance of shares for cash to parent – Note 6	-	-	-	-	-	-	-	-	(505,345)	(505,345)	505,345	-
Exchange of shares – Note 6	10,844,846	262,000	-	5,422,420	-	5,422,420	-	-	348,866	610,866	(610,866)	-
Cancellation of shares – Note 6	2,600,002	204	-	(11,000,000)	-	(13,000,000)	(204)	-	-	-	-	-
Escrow release – Note 8f	-	178,045	-	-	-	-	-	-	-	178,045	-	178,045
Stock based compensation – Note 8e	-	-	-	-	-	-	-	769,227	-	769,227	-	767,227
Balance, December 31, 2011	43,150,008	$6,266,739	$-	-	$-	-	$-	$1,004,932	$(6,870,221)	$401,450	$-	$401,450

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

1.	Corporate Information

RepliCel Life Sciences Inc. (“the Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967. The Company’s reporting jurisdiction is British Columbia. Its common shares are listed for trading in Canada on the TSXV, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. Initiation of Phase 2 trials are planned for 2014 on RepliCel’s RCT-01 treatment for Achilles tendinosis and RCH-01 treatment for androgenetic alopecia. Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. Both product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. These products are built on the company’s proprietary manufacturing platforms. RepliCel is also developing a unique programmable cell injector device designed for dermal injections. In addition to addressing the delivery requirements for RCT-01 and RCH- 01, this device should have applications in many current dermatological injection procedures with the added benefit of physician controlled programmable depth and volumes.

The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

These consolidated financial statements for the year-ended December 31, 2013have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The financial statements were authorized for issue by the Board of Directors on March 18, 2014.

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

a) Going Concern of Operations

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2013 the Company, is in the research stage, has accumulated losses of $10,261,968 since its inception and expects to incur further losses in the development of its business. The Company has working capital of 1,659,722 (2012: $67,768) at December 31, 2013, however it will require additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

2.	Basis of Presentation - continued

a) Going Concern of Operations - continued

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

b) Change in Presentation

The Company has reclassified certain expenses to conform to the presentation adopted by similar companies in the life sciences field. There was no change to net operating loss for the change in presentation of research and development costs.

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

Share Based Payments and Derivatives Liabilities related to Equities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8(e).

Similar methodology to the share-based payments is used to determine the fair value of derivative liabilities related to warrants denominated in U.S. dollars. The assumptions and models used for estimating the fair value for derivative liabilities are disclosed in Note 8(g).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

3.	Critical Accounting Estimates and Judgements - continued

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

Cash and cash equivalents include cash on hand and guarantee investment certificates with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

b)	Equipment - continued

Gains and Losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in profit or loss.

Depreciation

Depreciation and amortization rates applicable to each category of equipment are as follows:

Furniture and equipment	20%
Computer equipment	30%

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

c)	Impairment of Non-Financial Assets

Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amounts, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. The Company has one cash- generating unit for which impairment testing is assessed.

An impairment loss is charged to the profit or loss, except to the extent it reverses gains previously recognized in other comprehensive loss/income.

d)	Revenue

Revenue consists of an upfront fee received under a Collaboration and Technology Development Transfer Agreement. The Company recognizes revenue when (i) the entity has transferred to the buyer the significant risks and rewards of ownership of the goods, (ii) the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods, (iii) the amount of revenue can be measured reliably, (iv) it is probable that the economic benefits associated with the transaction will flow to the entity, and (vi) the costs incurred or to be incurred in respect of the transaction can be measured reliably. Licensing revenue, in the form of non-refundable upfront payments, is recognized at the date the Company no longer maintains substantive contractual obligations.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

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

The number of shares potentially issuable at December 31, 2013 that were not included in the computation of loss per share totaled 9,678,601 (2012: 7,475,046; 2011: 5,035,000) consisting of 3,810,000 (2012: 3,650,000; 2011: 2,835,000) outstanding stock options; 1,700,000 (2012: 1,700,000; 2011: 2,200,000) contingently issuable common shares held in escrow to be released upon the occurrence of certain milestones (Note 8(f)); and 4,168,601 warrants (2012: 2,125,046; 2011: Nil).

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

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

  - the initial recognition of goodwill;
  - the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
  - investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

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

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

  - the same taxable group company; or
  - different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

	g)	Scientific research and development credit

Scientific research and development credits are received on capital expenditure are generally deducted in arriving at the carrying amount of the asset purchased. Grants relating to expenditure are recorded in other income when received.

	h)	Intangible Assets

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

Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalised if it can be demonstrated that:

  - it is technically feasible to develop the product for it to be sold;
  - adequate resources are available to complete the development;
  - there is an intention to complete and sell the product;
  - the Group is able to sell the product;
  - sale of the product will generate future economic benefits; and
  - expenditure on the project can be measured reliably.

Capitalised development costs are amortised over the periods the Group expects to benefit from selling the products developed. Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognised in the consolidated statement of comprehensive income as incurred.

The Company expenses research costs until such time FDA approval is obtained.

i)	Foreign Currency Translation

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

	j)	Share-based Payments

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

	k)	Leased assets

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

	k)	Leased assets - continued

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

	l)	Events After the Financial Position Date

Events after the financial position date that provide additional information about the Company’s position at the financial position date (adjusting event) are reflected in the consolidated financial statements. Events after the financial position date that are not adjusting events, if any, are disclosed when material to the consolidated financial statements.

	m)	Financial Instruments

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

	m)	Financial Instruments - continued

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

As of December 31, 2013, the Company has derivative liabilities of $208,387 (2012: $68,205; 2011: $Nil) in warrants denominated in a foreign currency.

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

n)	Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.

The Group’s ordinary shares are classified as equity instruments. During the years ended December 31, 2013 and 2012 the Company did not have any Class B preferred shares or Class C convertible preferred shares outstanding. During the year ended December 31, 2011 the Company had Class B preferred shares and Class C convertible preferred shares outstanding which are also classified as equity instruments.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

5.	Accounting Standards, Amendments and Interpretations

a)	New Standards, Amendments and Interpretations Effective for the first time from January 1, 2013

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2013 or later periods. The following new standards, amendments and interpretations have been adopted in these consolidated financial statements.

  IFRS 10 Consolidated Financial Statements

  IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The adoption of this standard did not have a material impact on the consolidated financial statements.

  IFRS 13 Fair Value Measurement

  IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

  The adoption of IFRS 13 by the Company has had no material impact on the consolidated financial statements. The fair value of the derivative liability has been determined directly by reference to published price quotations in an active market. Prior to adoption of IFRS 13 the Company measured the derivative liability on the same basis.

  Amendment to IAS 1 Presentation of Financial Statements

  The amendments to IAS 1 revise the presentation of other comprehensive income (OCI). Separate subtotals are required for items which may subsequently be recycled through profit or loss and items that will not be recycled through profit or loss. The adoption of this standard did not have a material impact on the consolidated financial statements.

b)	Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2013. They have not been early adopted in these financial statements, and are expected to affect the Company in the period of initial application. In all cases the Company intends to apply these standards from application date as indicated below

  Amendment to IAS 32 Financial Instruments: Presentations

  The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The standard is effective for annual periods beginning on or after January 1, 2014. The Company is in the process of evaluating the impact that the adoption of this standard may have on its financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

5.	Accounting Standards, Amendments and Interpretations - continued

b)	Standards, Amendments and Interpretations Not Yet Effective - continued

  Amendment to IFRS 7, Financial Instruments: Disclosure

  Amended standard IFRS 7 Financial Instruments: Disclosure outlines the disclosures required when initially applying IFRS 9 Financial Instruments. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact that the adoption of this standard may have on its financial statements.

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

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

6.	Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel (formerly Newcastle Resources Ltd.) would acquire the issued and outstanding shares of TrichoScience. During the year ended December 31, 2011, 100% of the former TrichoScience shareholders tendered their shares in exchange for RepliCel shares and TrichoScience became a 100% owned subsidiary of RepliCel. The TrichoScience shareholders who received shares of RepliCel in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between RepliCel and the trustee. The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

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

At December 31, 2013, there were 1,700,000 common shares held in escrow and no performance conditions were met (Year ended December 31, 2012 and 2011 the performance condition with respect to 500,000 and 350,000 shares had been achieved, respectively). Stock based compensation of $Nil (representing the fair value of the shares issued) was recognized for these shares during the year ended December 31, 2013 (December 31, 2012: $254,350; December 31, 2011: $178,045). The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non- forfeitable at the date of issuance.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

6.	Reverse Takeover Transaction and 583885 B.C. Ltd. - continued

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

At December 31, 2011, 100% percent of the non-accepting shareholders had tendered their shares in exchange for RepliCel shares. As a result, TrichoScience is now 100% owned subsidiary of RepliCel. As a result, the Class B preferred shares were extinguished for no consideration. There is no non-controlling interest at December 31, 2013 (December 2012: $nil; December 31, 2011: $nil).

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

7.	Equipment

	Furniture
	and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2012	$14,249	$21,540	$35,789
Additions	-	7,854	7,854
Disposals	-	-	-
At December 31, 2013	14,249	29,394	43,643

Depreciation:
At December 31, 2012	4,069	10,125	14,194
Charge for the year	1,889	4,236	6,125
Elimination on disposal	-	-	-
At December 31, 2013	5,958	14,361	20,319
Net book value at December 31, 2013	$8,291	$15,033	$23,324

	Furniture
	and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2011	$6,995	$19,704	$26,699
Additions	7,254	1,836	9,090
Disposals	-	-	-
At December 31, 2012	14,249	21,540	35,789

Depreciation:
At December 31, 2011	1,868	6,244	8,112
Charge for the year	2,201	3,881	6,082
Elimination on disposal	-	-	-
At December 31, 2012	4,069	10,125	14,194
Net book value at December 31, 2012	$10,180	$11,415	$21,595

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

8.	Share Capital

	a)	Authorized:

Unlimited common shares without par value
Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

	b)	Issued and Outstanding:

During the year-ended December 31, 2013:

(i)

The Company completed private placements totalling 2,043,555 units at a price of CAD$0.31 per unit for gross proceeds of $633,502, of which $24,851 was included in share subscriptions at December 31, 2012. A finder’s fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CAD$0.50 per share for a period of 24 months from the closing of the financing.

(ii)

The Company completed a private placement of 1,050,000 shares at a price of CAD$0.50 per share for gross proceeds of $525,000. A finder’s fee of $36,750 was paid in cash in connection with the private placement.

During the year-ended December 31, 2012:

(i)

The Company completed a private placement of 1,875,046 units at US$1.50 per unit for proceeds of $2,796,740 (US$2,812,569). A finder’s fee of $35,647 (US$36,000) was paid in cash in connection with the private placement. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing. As the share purchase warrants are denominated in a currency other than the Company’s functional currency, the fair value of the share purchase warrants is recognized as a derivative liability. The fair value on issuance was determined to be $1,184,650. These warrants have been included in the share warrant data presented in Note 8g.

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

	c)	Stock Option Plans:

(i)

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

8.	Share Capital - continued

c)	Stock Option Plans - continued

(ii)

Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share expiring after six to seven years. Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement. All other terms remained the same. This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

d)	Fair value of Company Options Issued from January 1, 2012 to December 31, 2013

During the year ended December 31, 2013, 2,000,000 options were granted to employees and consultants of the Company, and no options were cancelled (2012: 1,190,000 granted, and 75,000 cancelled; 2011: 1,350,000 and nil respectively). During the year ended December 31, 2013, 1,840,000 (2012: 300,000; 2011: nil) were forfeited.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	2013	2012	2011
Risk fee rate	2.07%	1.62%	2.88%
Expected life (years)	7	7	7
Volatility	89%	89%	81%
Expected Dividend	$-	$-	$-
Expected forfeiture rate	0%	0%	0%
Exercise price	$0.51	$1.56	$1.06
Grant date fair value	$0.33	$1.04	$0.72

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

8.	Share Capital - continued

	e)	Stock-based Compensation

The Company recognized a fair value of $395,092, as stock based compensation expense for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements; $nil for the release of escrow shares, and $nil for the fair value of warrants denominated in a foreign currency which were issued as compensation in the statement of comprehensive loss for the year-ended December 31, 2013; (For the year-ended December 31, 2012 - $905,689, $254,350, and $221,500 respectively and for the year-ended December 31, 2011- $769,227, $178,045 and $Nil, respectively).

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the nine months ended December 31, 2013 is as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding, January 1, 2013	3,650,000	$	CAD 0.98
Granted	2,000,000		CAD 0.51
Exercised	-		-
Forfeited	(1,840,000)		CAD 1.25
Cancelled	-		-
Outstanding, December 31, 2013	3,810,000	$	CAD 0.64
Exercisable, December 31, 2013	2,447,500	$	CAD 0.65

Outstanding, January 1, 2012	2,835,000	$	CAD 0.74
Granted	1,190,000		CAD 1.47
Exercised	-		-
Forfeited	(300,000)		CAD 0.50
Cancelled	(75,000)		CAD 1.50
Outstanding, December 31, 2012	3,650,000	$	CAD 0.98
Exercisable, December 31, 2012	2,113,750	$	CAD 0.77

Outstanding, January 1, 2011	1,485,000	$	US 0.50
Granted	1,350,000		US 1.00
Exercised	-		-
Forfeited	-		-
Cancelled	-		-
Outstanding, December 31, 2011	2,835,000	$	US 0.74
Exercisable, December 31, 2011	1,822,500	$	US 0.59

As at December 31, 2013, the range of exercise prices for options outstanding under the Company Stock Option Plan is CAD$0.41 - US$1.00 (2012: $0.50 - $2.35; 2011: $0.50) and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 4.96 years (2012: 5.16 years; 2011: 6.45 years).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

8.	Share Capital - continued

	f)	Escrow Shares

Pursuant to the Acquisition described in Note 6, at December 31, 2013:

i)

1,700,000 (December 31, 2012: 1,700,000; December 31, 2011: 2,200,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. During the year ended December 31, 2013, no shares were released from escrow (year-ended December 31, 2012: 500,000; year-ended December 31, 2011: 350,000). The Company recognized a fair value of $nil, (December 31, 2012: $254,350; December 31, 2011: $178,045) as stock based compensation expense in the statement of operations for the period. During the year ended December 31, 2013, nil shares were released from escrow (December 31, 2012: 500,000; December 31, 2011: 1,200,000).

		ii)	1,754,894 (December 31, 2012: 14,499,156; December 31, 2011: 25,600,000) common shares are held in escrow under a pooling agreement and are subject to a timed release schedule under which:

			a)	15% will be released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);

			b)	15% will be released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;

			c)	the remaining 10% will be released on the first day of the ninth fiscal quarter after the First Quarter.

As the release of these shares is certain, they have been included in the calculation of loss per share. At December 31 2013, 23,845,106 shares have been released from escrow (December 31, 2012: 11,100,844; December 31, 2011: nil). During the year ended December 31, 2013 the company released from escrow 12,744,262 shares (2012: 11,100,844; 2011: nil).

g)	Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

	Warrants		Weighted Average	Expiry
	Outstanding		Exercise Price
Outstanding, December 31, 2011	-		$-
February 29, 2012	66,304		US 0.50	March 1, 2014
March 29, 2012	876,042		US 0.50	March 29, 2014
April 18, 2012	502,667		US 0.50	April 18, 2014
April 20, 2012	430,033		US 0.50	April 20, 2014
May 17, 2012	250,000		US 2.00	May 17, 2016
Outstanding, December 31, 2013	2,125,046	$	US 0.68

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s consolidated statement of financial position and are fair valued at each reporting period.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

8.	Share Capital - continued

	g)	Warrants denominated in a foreign currency - continued

During the year-ended December 31, 2013, the Company amended the exercise price of the warrants expiring March 1, 2014, March 29, 2014, April 18, 2014 and April 20, 2014 from US$2.50 to US$0.50 per share. The warrants entitle holders to purchase an aggregate of 1,875,046 common shares. The assumptions used to determine the fair value of $208,387 at December 31, 2013 were as follows: (1) risk-free rate of 1.10% – 1.14%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 2 – 29 months; (5) share price of US$0.50; and (6) an exercise price of US$0.50 – US$2.00.

During the year-ended December 31, 2012, the fair value on issuance was determined to be $1,184,650, of which $221,550 was included in stock based compensation for the year-ended December 31, 2012 as warrants were initially issued as compensation and the remaining balance of $963,100 was debited against share capital. The assumptions used to determine the fair value of $68,205 at December 31, 2012 were as follows: (1) risk-free rate of 1.14% – 1.21%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 14 – 41 months; (5) market price of US$0.46; and (6) an exercise price of US$2.00 – US$2.50.

The change in the fair value of the warrants for the year-ended December 31, 2013 was a loss of $140,182 (December 31, 2012 – gain of $1,116,445) and was recorded in the consolidated statement of comprehensive loss.

	December 31, 2013	December 31, 2012
Warrants denominated in a foreign currency, opening balance	$68,205	$-
Fair value of warrants issued	-	1,184,650
Change in fair value of warrants	140,182	(1,116,445)
Warrants denominated in a foreign currency, closing balance	$208,387	$68,205

h)	Warrants

The continuity of the number of warrants, each exercisable into one common share, is as follows:

		Weighted
	Warrants	Average
	Outstanding	Exercise Price	Expiry
Outstanding, December 31, 2011	-	$-
February 29, 2012	66,304	US 0.50	March 1, 2014
March 29, 2012	876,042	US 0.50	March 29, 2014
April 18, 2012	502,667	US 0.50	April 18, 2014
April 20, 2012	430,033	US 0.50	April 20, 2014
May 17, 2012	250,000	US 2.00	May 17, 2016
April 10, 2013	1,643,555	CAD 0.50	April 10, 2015
May 21, 2013	400,000	CAD 0.50	May 21, 2015
Outstanding, December 31, 2013	4,168,601	$0.50

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

9.	Licensing Revenue

On July 9, 2013 the Company entered into a Collaboration and Technology Transfer Agreement (the “Agreement”) with Shiseido Company, Limited (“Shiseido”). The agreement provided the Company with an upfront payment of $4,120,400 (¥400,000,000), less withholding taxes of $412,040, for the transfer of technology to Shiseido to develop and commercialize the Company’s technologies to treat hair loss and promote growth with cell-based technology within certain territories (Japan, China, South Korea, Taiwan, and ASEAN Countries). Under the agreement, the collaboration between Shiseido includes the disclosure and discussion of future clinical trials and related documentation in relation the transferred technology. Each party is responsible for its own costs and expenses. The Company is also eligible to receive future milestone payments and royalties. The Company determined that the future milestone payments and royalties were substantive and contingent, and did not allocate any of the upfront consideration to these milestones. The Company’s responsibility with respect to the collaboration is limited to the transfer of technology to Shiseido (completed). Shiseido is responsible for all further development of the transferred technology within the territories described above.

At inception of the arrangement, the Company determined that the full amount of the upfront payment ($4,120,400) was the value of the technology transferred. No amount of the upfront fee was allocated future to research and development. The Company did not receive any additional milestone payments or royalties during the year ended December 31, 2013 (2012: $nil).

The total revenue recognized under this arrangement was $4,120,400 and $nil for the years ended December 31, 2013 and 2012, respectively.

10.	Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2013	December 31, 2012
Companies controlled by directors of the Company	$27,736	$31,318
Directors or officers of the Company	-	21,015
	$27,736	$52,333

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	December 31, 2013	December 31, 2012	December 31, 2011
Research and development	$258,180	$274,246	$238,607
General and administrative	-	-	61,371
	$258,180	$274,246	$299,977

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

10.	Related Party Transactions - continued

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2013	December 31, 2012	December 31, 2011
General and administrative – salaries	$436,000	$411,000	$425,209
Stock-based compensation	125,487	161,565	313,665
	$561,487	$572,565	$738,874

11.	Income Taxes a) Income tax recognized in profit or loss:

	2013	2012	2011

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	412,040	-	-
Deferred tax expense	-	-	-
Total	412,040	-	-

b) Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2013	2012	2011

Net income (loss) for the year before taxes	$383,467	$(3,363,175)	$(3,713,439)
Combined federal and provincial income tax rate	25.75%	25.0%	26.50%
Expected income tax expense (recovery)	99,000	(841,000)	(984,000)
Increase (decrease) resulting from
Foreign tax rate differential	(76,000)	-	-
Stock-based compensation	102,000	63,000	243,000
Non-deductible items	11,040	5,000	10,000
Tax adjustment from rate change and other	(6,000)	4,000	23,000
Change in unrecognized deferred tax assets	282,000	769,000	708,000
Income tax expense	$412,040	$-	$-

Effective July 1, 2013, the British Columbia provincial rate increased from 10.00% to 11.00% . The tax rate for the Federal corporate tax remained the same at 15.00% .

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

11.	Income Taxes - continued

c) The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2013	2012	2011

Deferred tax assets
Non-capital losses	$1,613,000	$1,854,000	$1,112,000
Equipment and other	98,000	90,000	63,000
Temporary differences relating to intellectual property
costs	45,960	17,000	17,000
Foreign tax credit	412,040	-	-
Un-deducted SR&ED expenditure pool	74,000	-	-

Unrecognized deferred tax assets	(2,243,000)	(1,961,000)	(1,192,000)
	$-	$-	$-

Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods. No deferred tax asset has been recognized as this criteria has not been met.

At December 31, 2013, the Company has Canadian non capital losses totalling approximately $6,204,200 that will expire beginning in 2026:

Year of Expiry	Amount
2026	$5,500
2027	16,200
2028	533,200
2029	862,700
2030	-
2031	2,079,600
2032	2,288,100
2033	418,900
$6,204,200

12.	Refundable Tax Credit

During the year-ended December 31, 2013 the Company received an assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development claim filed by TrichoScience for the period ending December 21, 2010. As a result of the assessment, TrichoScience received a refundable investment tax credit in the amount of $150,783.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

13.	Financial Instruments and Risk Management

As at December 31, 2013, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities, and warrants denominated in a foreign currency. The fair values of cash, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

  - Currency risk
  - Credit risk
  - Liquidity risk
  - Interest rate risk

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

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At December 31, 2013 the Company held US dollar cash balances of $26,385 (US$24,807) (December 31, 2012: $371,930 or US$373,836). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$264 (US$248) on the cash balance held December 31, 2013.

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

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2013:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$369,355	$369,355

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

13.	Financial Instruments and Risk Management - continued

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

		Level	December 31,	December
	Classification		2013	31, 2012

Cash and cash equivalents	Loans and receivables	Level 1	$1,958,005	$384,286
			$1,958,005	$384,286

Financial liabilities included in the statement of financial position are as follows:

	Classification	Level	December 31,	December 31,
			2013	2012
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	Level 2	$369,355	$416,125
Derivative financial liabilities:
Warrants denominated in a foreign currency	Fair value through profit or loss	Level 2	208,387	68,205
			$577,742	$484,330

There were no changes to the Company’s fair value measurement levels during the year ended December 31, 2013 (2012: no change). The Company does not have any level 3 fair value measurements (2012: none).

14.	Commitments

The Company has entered into an operating lease agreement for its office premises. The term of the lease is for three years ending on October 31, 2015 and the annual commitments under the lease are as follows:

2014	2015
$ 133,200	$111,000

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

15.	Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to continue advancing its technology and to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed..

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders equity and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program. Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.

There has been no change in the Company’s approach to capital management during the year-ended December 31, 2013.

16.	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the year-ended December 31, 2013 or 2012.

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

17.	Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2013
(Stated in Canadian Dollars)

18.	Events after the Reporting Date

On January 2, 2014 under the Company Stock Option Plan, 200,000 options were granted to employees and consultants of the Company. The options vest over three years and are exercisable at $0.55 per share until January 2, 2019.

On January 13, 2014, the Company’s common shares commenced trading on the TSX Venture Exchange (the “TSXV”) as a Tier 1 issuer under its current trading symbol “RP”. RepliCel’s common shares were delisted from the Canadian Securities Exchange at the close of trading on January 10, 2014. In connection with the Company’s listing on the TSXV, 23,508,682 shares of its common stock (each, a “Share”), which represents approximately 49% of the Company’s issued and outstanding shares were escrowed, with 25% of the escrowed Shares being released upon listing and a further 25% every six months. In addition, stock options to acquire up to 1,400,000 shares are also subject to escrow under the same release schedule.

On February 20, 2014 under the Company Stock Option Plan, 100,000 options were granted to employees and consultants of the Company. The options vest over one year and are exercisable at $0.85 per share until February 20, 2021.

Subsequent to December 31, 2013, 446,480 Warrants denominated in a foreign currency were exercised that were granted in February, March and April 2012 at US$0.50 per share. The Company received proceeds of US$223,240.

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

4.6*	Collaboration and Technology Transfer Agreement with RepliCel Life Sciences Inc. dated July 9, 2013 (portions of the exhibit has been omitted pursuant to a request for confidential treatment).
(8)	List of Significant Subsidiaries
8.1	TrichoScience Innovations Inc., a company incorporated under the federal laws of Canada, all of the shares of which are beneficially owned by our company.
(11)	Code of Ethics
11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).
(12)	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for David Hall

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Tom Kordyback.
(13)	906 Certification
13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for David Hall.
13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Tom Kordyback.
(15)	Other
15.1*	Consent of BDO Canada LLP

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REPLICEL LIFE SCIENCES INC.

Per:	/s/ “David Hall”
David Hall
Chief Executive Officer, President and Director

Dated: March 18, 2014

Per:	/s/ “Tom Kordyback”
Tom Kordyback
Chief Financial Officer

Dated: March 18, 2014