Form 20-F
period 2014-12-31
REPLICEL LIFE SCIENCES INC.
filed 2015-04-28
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _____________________

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 54,947,288 common shares as of December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.a
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
  our plan to initiate a phase 2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic achilles tendinosis in Canada in 2015 and the details of the phase 2 trials;
  our plan to initiate a phase 1 trial for RCS-01 in 2015;
  our plan to initiate a phase 2 dose-finding trail for RCH-01 in 2015;
  our belief that the RCI-02 dermal injector device will have applications in certain other dermatological procedures and development is expected to be completed in 2015;
  the potential of our products;
  our forecasts of expenditures;
  our expectations regarding our ability to raise capital;
  our business outlook;
  our plans and objectives of management for future operations; and
  our anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to our company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this annual report in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to, our assumption that there be:

  no unforeseen changes in the legislative and operating framework for the business of our company;
  a stable competitive environment; and
  no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks set out in the section entitled “Risk Factors” commencing on page 7, which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the following risks:

  negative results from our clinical trials;
  the effects of government regulation on our business;
  the viability and marketability of our technologies;
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

PART 1

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS for the five fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010. The information presented below for the five year period ended December 31, 2014, 2013, 2012, 2011 and 2010 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars – Calculated in accordance with IFRS)

	Year ended Dec. 31, 2014 (audited)	Year ended Dec. 31, 2013 (audited)	Year ended Dec. 31, 2012 (audited)	Year ended Dec. 31, 2011 (audited)	Year ended Dec. 31, 2010 (audited)
Net sales or operating revenues	-	$ 4,120,400	-	-	-
Total expenses	$5,210,616	3$,737,412	$3,363,175	$3,713,439	$2,542,525
Net income (loss) before tax	$(5,198,411)	$383,468	$(3,363,175)	$(3,713,439)	$(2,542,525)
Income tax	-	$412,040	-	-	-
Total comprehensive loss	$(5,198,411)	$(28,572)	$(3,363,175)	$(3,713,439)	$(2,542,525)
Basic and diluted loss per share	$(0.10)	$(0.00)	$(0.08)	$(0.10)	$(0.12)
Total assets	$2,141,288	$2,052,401	$505,488	$631,419	$1,308,742
Net assets	$1,806,220	$1,474,659	$21,158	$401,450	$685,447
Share capital	$14,047,244	$9,430,914	$8,319,082	$6,266,739	$3,344,320
Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	50,904,852	45,246,932	42,680,615	34,942,240	21,567,675
Long-term debt	-	-	-	-	-

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 23, 2015, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rate of the Bank of Canada), was Cdn $1.2147 for each one US dollar. For the past five fiscal years ended December 31, 2014 and for the monthly periods subsequent to that date, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year	Average
December 31, 2010	1.0223
December 31, 2011	0.9887
December 31, 2012	0.9996
December 31, 2013	1.0636
December 31, 2014	1.1643

Month	High / Low
September 2014	1.1208/1.0863
October 2014	1.1289/1.1136
November 2014	1.1427/1.1236
December 2014	1.1643/1.1344
January 2015	1.2717/1.1728
February 2015	1.2635/1.2403
March 2015	1.2803/1.2440

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

We have generated $4,120,400 in licensing revenues from our operations to date. This revenue was the payment of an upfront fee of $4,120,400 pursuant to a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited (“Shiseido”). This revenue was not recurring revenue from our operations and we may not obtain similar revenue in the future.

As of December 31, 2014, we had accumulated $15,460,379 in losses since inception. Our business is focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

We had cash in the amount of $535,114 and working capital of $1,783,970 as of December 31, 2014 and we anticipate that we will require a minimum of approximately $4,000,000 to proceed with our plan of operations for the twelve month period ended December 31, 2015. In order to fund our plan of operations for the next twelve months, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our auditors’ opinion on our December 31, 2014 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $15,460,379 for the cumulative period from September 7, 2006 (inception) to December 31, 2014. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern, as described by our auditors with respect to the financial statements for the year ended December 31, 2014. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

We face significant competition and if we are unable to successfully compete, our business may suffer a material negative impact.

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

The actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends on many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted. Our registered patents and those that may be issued in the future, or those licensed to us, may be challenged, invalidated, unenforceable or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. We also rely on trade secrets to protect some of our technology, especially where it is believed that patent protection is not appropriate or obtainable. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

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

Certain of our company’s directors and officers are, or may become, directors or officers of other life sciences companies. While we are engaged in the business of developing a new autologous cell replication technology, such associations may give rise to conflicts of interest from time to time. Our company’s directors are required by law to act honestly and in good faith with a view to our company’s best interests and to disclose any interest that they may have in any project or opportunity. If a conflict of interest arises at a meeting of our company’s board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not our company will participate in any project or opportunity, our company’s directors will primarily consider the degree of risk to which our company may be exposed and our financial position at the time.

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

A majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States legislation. There is substantial doubt whether an original action based solely upon such civil liabilities could be brought successfully in Canada against any of such persons or our company.

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

Trading of our company’s common shares on the OTCQB (operated by the OTC Markets Group) and the TSX Venture Exchange is limited and sporadic, making it difficult for our company’s shareholders to sell their shares or liquidate their investments.

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

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell our stock.

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

ITEM 4 Information on RepliCel Life Sciences Inc.

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

Corporate Information and Important Events

Our company was incorporated under the laws of the Province of Ontario (specifically under the Business Corporations Act (Ontario)) on April 24, 1967 under the name “Jolly Jumper Products of America Limited”. On September 25, 1987, our name was changed to “Sun Valley Hot Springs Ranch Inc.”. We changed our name to “Tri-Valley Free Trade Inc.” on March 26, 1991 and to “Tri-Valley Investments Corporation” on June 19, 1995. On October 2, 1998, we changed our name to “TriLateral Venture Corporation”. On May 6, 2004, we changed our name to “Pan American Gold Corporation” and on November 10, 2008, we changed our name to “Newcastle Resources Ltd.”. On June 22, 2011, we continued our company from Ontario into British Columbia and changed our name to “RepliCel Life Sciences Inc.”. We are a reporting issuer under the securities laws of the Provinces of British Columbia and Ontario. Under the Business Corporations Act (British Columbia), our company has an indefinite life span.

On November 10, 2008, our issued and outstanding common shares were consolidated on the basis of one (1) common share for every (30) common shares held and our name was changed to Newcastle Resources Ltd. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008, at which time our trading symbol was changed to “NCSLF”.

On December 22, 2010, we closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby we acquired the issued and outstanding shares of TrichoScience. During the year ended December 31, 2011, 100% of the former TrichoScience shareholders tendered their shares in exchange for our common shares and TrichoScience became a 100% owned subsidiary of our company. The TrichoScience shareholders who received our shares in connection with the closing deposited the shares with a trustee pursuant to the terms of a pooling agreement between us and the trustee. The common shares were subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

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

On June 22, 2011, we filed a continuance application with the corporate registrar of the Province of British Columbia and pursuant to which we continued our jurisdiction of incorporation from the Province of Ontario to the Province of British Columbia. In connection with the continuance, we adopted new articles and changed our name to “RepliCel Life Sciences Inc.”. We continued to the Province of British Columbia with our authorized capital consisting of an unlimited number of common shares without par value, an unlimited number of Class A preference shares without par value and an unlimited number of Class C preference shares without par value.

On November 29, 2011, 13,000,000 of the Class C preference shares, being all the issued and outstanding Class C shares, were converted on a 5:1 ratio, into 2,600,000 common shares by the holders thereof. All of the common shares issued on conversion of the Class C shares were deposited with a trustee pursuant to the terms of pooling agreements. The common shares were subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters beginning January 1, 2013.

On December 5, 2011, we filed articles of amendment with the corporate registrar of the Province of British Columbia, cancelling the Class C preference shares.

On February 29, 2012, we completed a private placement of 66,304 units at a price of US$1.50 per unit for gross proceeds of US$99,456. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the financing.

On March 29, 2012, we completed a private placement of 876,042 units at a price of US$1.50 per unit for gross proceeds of US$1,314,063. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the financing.

On April 18, 2012, we completed a private placement of 502,667 units at a price of US$1.50 per unit for gross proceeds of US$754,000. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the financing. A finder’s fee of $36,000 was issued in connection with the financing.

On April 20, 2012, we completed a private placement of 430,033 units at a price of US$1.50 per unit for gross proceeds of US$645,050. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the financing.

On February 7, 2013, we amended the exercise price of the warrants expiring March 1, 2014, March 29, 2014, April 18, 2014 and April 20, 2014 from US$2.50 to US$0.50 per share. The warrants entitled holders to purchase an aggregate of 1,875,046 common shares.

On April 10, 2013, we completed a private placement of 1,643,555 units at price of $0.31 per unit for gross proceeds of $509,502, of which $24,851 was included in share subscriptions as at December 31, 2012. A finder’s fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at $0.50 per share for a period of 24 months from the closing of the financing. We recently extended the term of such warrants for another 12 months.

On May 21, 2013, we completed a private placement of 400,000 units at price of $0.31 per unit for gross proceeds of $124,000. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at $0.50 per share for a period of 24 months from the closing of the financing. We recently extended the term of such Warrants for another 12 months.

On July 19, 2013, we completed a private placement of 1,050,000 shares at price of $0.50 per unit for gross proceeds of $525,000. A finder’s fee of $36,750 was paid in cash in connection with the private placement.

On May 9, 2014, we completed the first tranche of its financing, consisting of total units of 3,717,167 at a price of $0.75 per unit for total gross proceeds of $2,787,875.25. The financing consisted of a brokered private placement of 2,783,667 units at a price of $0.75 per unit for gross proceeds of $2,087,750.25 and a non-brokered private placement of 933,500 units at a price of $0.75 per unit for gross proceeds of $700,125.00. On May 21, we completed the second tranche of its financing, consisting of total units of 737,000 units at a price of $0.75 per unit for gross proceeds of $552,750. On June 17, 2014, we completed the third tranche of its financing, consisting of 866,000 units at a price of $0.75 per unit for gross proceeds of $649,500. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at a price of $1.00 per share during the first year and $1.25 per share during the second year.

Capital Expenditures

During the last three fiscal years ended December 31, 2014, we did not undertake any capital expenditures. On March 11, 2011, we acquired an additional 2,050,000 shares of TrichoScience at a price of $1.00 per share. This acquisition was internally financed from the proceeds of our March 2011 private placement for gross proceeds of US$2,550,000.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

B. Business Overview and Plan of Operations

Overview

We are a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits. The diseases currently being addressed are chronic tendinosis, skin aging, and androgenetic alopecia (pattern baldness). Each disease state is consistent with a deficit of a specific cell type which we believe is critical to normal function. All treatments under development are based on our innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles. These products are built on our proprietary manufacturing platforms and are covered by issued and filed patents as well as trade secrets. We are also developing a programmable cell injector device designed for dermal injections of cells as currently approved dermal filler products.

The Potential of Autologous Cell Therapy

Our treatments use autologous cell therapy (“ACT”), which is one of the most rapidly developing areas of regenerative medicine in the development of novel treatments for numerous human disorders. ACT involves isolating an individual’s own cells from harvested tissues and growing more of those cells, or ‘expanding’ those cells, in controlled conditions in a laboratory. These purified, expanded cells are then reintroduced to the donor to treat a specific condition. The benefits of autologous (derived from the same person) therapy (as compared to heterologous or derived from a different person) includes minimized risks of systemic immunological (anaphylactic) reactions, bio-incompatibility, and disease transmission. Furthermore, the effects of ACT may be longer lasting than pharmacological or surgical interventions.

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

Treatment

We believe that chronic tendon injuries resulting from sports-related or occupational overuse is a significant unmet medical need. Tendons consist of specialized connective tissues that attach muscles to bones, transmitting force and supporting the musculoskeletal system. When mechanical loads exceed the strength of a tendon or tensile range is lost due to aging, micro-tears of the collagen fibers within tendon occur. Once a tendon is injured, healing can occur intrinsically via tenocyte activation within the injured site or extrinsically via recruitment of collagen-producing cells from the surrounding area. Naturally healed tendon does not return to the same physiological state as ‘intact’ tendon, but does allow for normal function. Inadequate rest and improper healing often result in re-injury and rupture.

Current treatments manage pain and facilitate healing processes; however, they do not mediate complete recovery and leave patients demobilized for several months during treatment. We believe that improved therapeutic strategies are therefore in considerable demand. Our fibroblast technology for tendinosis, which we refer to as RCT-01, has been developed over five years of research, experimentation and trials. RCT-01 is a tissue-engineered product made from a procedure using collagen-producing fibroblasts isolated from non-bulbar dermal sheath (NBDS) cells within the hair follicle that are replicated in culture. These fibroblasts are efficient producers of type I collagen and because they are of anagen hair follicle mesenchymal origin, they have the potential to replicate efficiently in culture. The use of these fibroblasts are, therefore, ideal for treating chronic tendon disorders that arise due to either a degeneration of collagen producing cells or a deficit of active collagen producing cells. Because RCT-01 directly provides a source of collagen expressing cells to the site of injury, addressing the underlying cause of tendinosis, we believe it has advantages over current treatments such as the use of non-steroidal anti-inflammatory medication or corticosteroids which are limited in efficacy. Another advantage of RCT-01 is the autologous nature of the cellular product, thereby reducing the likelihood of adverse immune reactions upon administration.

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

Proposed Phase 2 Clinical Trial

On October 29, 2014, we submitted a Clinical Trial Application to Health Canada for our phase 1/2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic Achilles tendinosis. The proposed trial will enroll 82 subjects who have failed traditional tendon treatments and who are otherwise in good health. The mechanics of our treatment involve the extraction of as few as 20 hair follicles from the back of a patient’s scalp via a single punch biopsy. NBDS cells are isolated from the hair follicle sheath, replicated in a current Good Manufacturing Practices (cGMP) facility and are then reintroduced under ultrasound guidance directly into the area of damaged tendon. The collagen rich fibroblast cells are expected to initiate and complete the healing of the chronically injured tendon. After injections are performed, subjects will return to the clinic for assessments of safety, function and pain, as well as changes in tendon thickness, echotexture, interstitial tears and neovascularity. The primary end point will be safety while a secondary end point of efficacy will be measured at six months. We will pursue further indications of other tendon populations including patellar tendinosis (jumper’s knee) and lateral and medial epicondylitis (tennis and golfer’s elbow).

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

Orthocell, an Australian company, is pursuing an autologous cell-based technology where they harvest and expand tenocyte cells isolated from a biopsy taken from a patient’s own tendons. A pilot study of 17 patients with severe refractory lateral epicondylitis showed improved clinical function and structural repair at the origin of the common extensor tendon after the treatment. A larger clinical trial needs to be conducted in order to generate significant data. Furthermore, the necessity to remove tendon in order to cultivate the tenocyte cells is an invasive procedure. In contrast, our procedure only requires the removal of up to 20 hair follicles from the back of the scalp.

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

On February 23, 2015, we filed a clinical trial application to the German Competent Authority, the Paul-Ehrlich-Institute, requesting clearance to initiate a Phase 1 clinical trial for the use of RCS-01 to treat patient’s suffering from aged and UV-damaged skin. This trial will be a randomized, double-blind, placebo controlled study of intradermal injections of RCS-01 designed to assess local safety as well as systemic safety. In addition, quantitative analysis of skin gaining-related bio-markers will be conducted along with histopathological assessment of treatment sites to determine structural changes.

Proposed Phase 1 Clinical Trial

We are currently conducting preclinical work on RCS-01 in conjunction with RCT-01. We plan to initiate a phase 1 trial for RCS-01 in 2015.

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

Proposed Phase 2 Clinical Trial

We expect to file a phase 2 dose-finding trial for RCH-01 in 2015. The proposed trial will enroll approximately160 male subjects in good health with mild to moderate androgenetic alopecia. After injections of RCH-01 are performed, subjects will return to the clinic for assessment of total, terminal and vellus hair density and cumulative hair thickness, as well as safety. The primary endpoint of efficacy will be measured at 12 months post final injection.

Collaboration Agreement

We have also entered into a Collaboration and Technology Transfer Agreement with Shiseido, one of the world’s largest cosmetic companies. Both companies will work towards establishing a clinical research program in Asia, with the goal of increasing the available human clinical data on RCH-01. We anticipate that collaborative technology transfer will continue between the companies as any new improvements to the RCH-01 technology are developed by either party. This agreement gives Shiseido an exclusive geographic license to use our RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 billion people.

Intellectual Property

We have also filed patents on the use of hair follicle derived stem cells (see EP 1 509 597 B1) entitled “Method for isolating hair follicle mesenchymal stem cells”. This family of patents describes methods for isolating stem cells from hair follicles, and the growth and use of these stem cells for the treatment of a variety of medical conditions (including hair loss). Within this portfolio, there are granted patents in Australia (AU 2003246521), Europe (EP1 509 597 B1), the United States (8,431,400) and Japan (2010-274731) which were issued unopposed. In Canada, a notice of allowance has been issued for CPA 2488-057 titled “Hair Follicle Mesenchymal Stem Cells and use thereof”. Additional related patent applications are also pending in other jurisdictions.

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

RCI-02: Dermal Injector Device

Background

To support our RCH-01 and RCS-01 products, we are developing a second generation dermal injector device. The RCI-02 Injector, now in production design, will be able to deliver programmable volumes of substances into programed depths to specific layers of the skin in a constant form with minimal pressure or shear stress, ensuring the injected substance is viable and healthy after application. By improving the conditions of substance delivery, we improve the chances of success in the treatment of the patient. A significant feature of the new device is the incorporation of a cooling element at the injection site, thus removing the need for an anesthetic. This is a significant improvement over current syringe-type devices where an anesthetic is required prior to injection.

We believe that this device will have applications in certain other dermatological procedures requiring injections of specific volumes of material at specific depths and as such, will look at licensing opportunities in these areas. In addition to the programmable variables of volume and depth, the device will also have interchangeable heads for different injection procedures (single and multi-needle). We expect development to be completed in 2015.

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

The Anteis Injection System was launched in 2010 by Anteis, a Swiss company focused on developing aesthetic dermatology products and ophthalmology devices. They have developed an automated injection device for local injections of Anteis aesthetic products (fillers and rejuvenation products). It features depth control, injection speed and volume control helping to reduce pain, bruising and swelling. A 32 gage needle is used for injections which helps to further reduce pain and the need for an anesthetic before treatment. The device received the Frost & Sullivan 2011 European New Product Innovation Award and the Reddot Design Award in 2010.

C. Organizational Structure

We currently are the parent company of one wholly-owned subsidiary, TrichoScience. TrichoScience is federally incorporated under the Business Corporations Act (Canada).

D. Property, Plant and Equipment

Our head office is located at Suite 2020 – 401 West Georgia Street, Vancouver, BC V6B 5A1. We have entered into an operatory lease agreement for our office premises, the term for which expires on October 15, 2015. Research and development is being conducted under contract with the University of British Columbia by Kevin McElwee, PhD at the UBC Dermatology facilities in Vancouver, British Columbia, Canada and by Dr. Rolf Hoffmann in Germany. We have no current plans to construct or lease dedicated laboratory facilities.

ITEM 4A Unresolved Staff Comments

On October 29, 2014, we received a comment letter from the Securities and Exchange Commission relating to disclosure in our Form 20-F for the year ended December 31, 2013, including a comment regarding our recognition of $4,120,400 of revenue in 2013 related to the upfront payment we received from Shiseido under the Collaboration and Technology Transfer Agreement with Shiseido.

The Securities and Exchange Commission has inquired as to our application of International Auditing Standards 18 (“IAS 18”) in connection with the immediate recognition of such revenue. We continue to correspond with the Securities and Exchange Commission and have been providing them with a detailed analysis as to our application of IAS 18. The Securities and Exchange Commission has made additional inquiries as to our application of IAS 18 and we have submitted detailed responses to such inquiries. We are waiting for a response from the Securities and Exchange Commission but should the Securities and Exchange Commission disagree with our application of IAS 18, we may be required to restate our financial statements for the years ended December 2014 and 2013.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with IFRS for 2014, 2013 and 2012. IFRS differs in certain significant respects from U.S. GAAP. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

A. Operating Results

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

	Year ended December 31,		Change 2014 to 2013
	2014 ($)	2013 ($)	Increase/ (Decrease) ($)	Percent Change
Revenue
Licensing fees	-	4,120,400	(4,120,400)	(100)%
Expenses
Research and development	1,942,877	1,561,963	380,914	24%
General and administrative	3,267,739	2,175,209	1,092,530	50%

	Year ended December 31,		Change 2014 to 2013
	2014 ($)	2013 ($)	Increase/ (Decrease) ($)	Percent Change
Other items	(12,205)	(240)	(11,965)	4,985%
Income tax	-	412,040	(412,040)	(100)%
Total loss	(5,198,411)	(28,572)	5,169,839	18,094%

There was no revenue from operations for the year ended December 31, 2014. During the year ended December 31, 2013, we completed a Collaboration and Technology Transfer Agreement with Shiseido. Shiseido paid us an upfront fee of $4,120,400 (¥400,000,000). We recorded gross revenue from its licensing agreement with Shiseido in the amount of $4,120,400, less withholding taxes of $412,040; we received $3,708,360 during the third quarter of 2013.

Research and development expenses totaled $1,942,877 for the year ended December 31, 2014 compared to $1,561,963 for the year ended December 31, 2013. Research expense for the year ended December 31, 2014 was $1,469,196 compared to $1,321,728 in the prior year period. The increase was the result of advancing the pre-clinical work for RCT-01, development of the RCI-02 injector device prototype, improvements in the cell replication process for RCH-01 in preparation for our submission to regulatory authorities and incremental expenditure on intellectual property. During the year ended December 31, 2014, we incurred costs of $473,681 relating to our clinical trials compared to $240,235 for the year ended December 31, 2013. The increase was the result of increased operational activities in 2014 and on-going clinical development.

General and administrative expenses totaled $3,267,739 for the year ended December 31, 2014 compared to $2,175,209 for the year ended December 31, 2013. The increase is primarily attributable to an increase in the following expenses: consulting (2014: $332,428, 2013: $185,000); marketing and investor relations activities (2014: $547,461, 2013: $228,791); transfer agent and filing fees (2014: $155,796, 2013: $87,747); and travel (2014: $219,197, 2013: $155,730). These increases are primarily a result of our listing on the TSX Venture Exchange and an overall increase to operational activities in 2014.

We recognized a stock based compensation charge of $784,395 for the year ended December 31, 2014 (2013: $395,092) for stock options granted under our stock option plan and founders stock option agreements described above under the heading “Information on RepliCel Life Sciences Inc. – Corporate Information and Important Events – Stock Options”. The overall increase in stock-based compensation expense in 2014 compared to 2013 was primarily due to the vesting of options in 2014.

During the year ended December 31, 2013, we received an assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development claim filed by TrichoScience for the period ending December 21, 2010. As a result of the assessment, TrichoScience received a refundable investment tax credit in the amount of $150,783 compared to $nil for the year ended December 31, 2014.

Total comprehensive loss for the year ended December 31, 2014 was $5,198,411, or $0.10 per share on a basic and diluted basis, compared to a net loss of $28,572, or $nil per share on a basic and diluted basis, for the year ended December 31, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	Year ended December 31,		Change 2013 to 2012
	2013 ($)	2012 ($)	Increase/ (Decrease) ($)	Percent Change
Revenue
Licensing fees	4,120,400	-	4,120,400	100%
Expenses
Research and development	1,561,963	1,065,075	496,888	47%
General and administrative	2,175,209	3,408,894	(1,233,685)	(36)%

	Year ended December 31,		Change 2013 to 2012
	2013 ($)	2012 ($)	Increase/ (Decrease) ($)	Percent Change
Other items	(240)	(1,110,794)	1,111,554	99%
Income tax	412,040	-	(412,040)	(100)%
Total loss	(28,572)	(3,363,175)	3,334,603	(99)%

During the year ended December 31, 2013, we completed a Collaboration and Technology Transfer Agreement with Shiseido. Shiseido paid us an upfront fee of $4,120,400 (¥400,000,000). We recorded gross revenue from its licensing agreement with Shiseido in the amount of $4,120,400, less withholding taxes of $412,040 we received $3,708,360 during the third quarter of 2013. There was no revenue from operations for the year ended December 31, 2012.

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

During the year ended December 31, 2013, we amended the exercise price of the warrants denominated in a foreign currency from US$2.50 to US$0.50 per share, resulting in a loss on the fair value of the derivative liability of $140,182 (2012: gain $1,116,445). These warrants expired at various times between March 1, 2014 and April 20, 2014.

During the year ended December 31, 2013, we received an assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development claim filed by TrichoScience for the period ending December 21, 2010. As a result of the assessment, TrichoScience received a refundable investment tax credit in the amount of $150,783 (2012: $nil).

Total comprehensive loss for the year ended December 31, 2013 was $28,572, or $nil per share on a basic and diluted basis, compared to a net loss of $3,363,175, or $0.08 per share on a basic and diluted basis, for the year ended December 31, 2012.

B. Liquidity and Capital Resources

Our consolidated financial statements have been prepared on a going concern basis which assumes that we will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2014, we had earned $4,120,400 in revenue from its business, had accumulated losses of $15,460,379 since incorporation and expected to incur further losses in the development of our business, which casts substantial doubt about our ability to continue as a going concern. At December 31, 2014, we had working capital of $1,783,970. Additional working capital will be required for research and development along with general and administrative expenses and to further our business plans. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue as a going concern.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Operating Activities

During the year ended December 31, 2014, $4,445,854 was used in net cash from operating activities compared to $494,592 of cash provided in operating activities for the year ended December 31, 2013. The increase in cash used by operating activities was a result of the licensing agreement with Shiseido entered into in the third quarter of 2013.

Investing Activities

During the year ended December 31, 2014, the net cash used in investing activities was $1,510,165 compared to net cash used in investing activities of $7,854 for the year ended December 31, 2013. Investing activities relate solely to the purchase of equipment.

Financing Activities

During the year ended December 31, 2014, we issued 1,508,512 common shares at a price of US$0.50 per share for gross proceeds of $834,218 in connection with the exercise of share purchase warrants. In addition, we completed private placements for total gross proceeds of $3,990,125. Finder’s fees of $291,215 were paid in connection with these private placements. During the year ended December 31, 2013, we completed private placements for total gross proceeds of $1,133,651. Finder’s fees of $46,670 were paid in connection with these private placements. Additional working capital will be required for general and administrative expenses and to further our business plans.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Operating Activities

During the year ended December 31, 2013, $494,592 was provided in net cash from operating activities compared to a use of cash of $2,957,711 for the year ended December 31, 2012. The increase in cash provided by operating activities was a result of the licensing agreement with Shiseido entered into in the third quarter of 2013.

Investing Activities

During the year ended December 31, 2013, the net cash used in investing activities was $7,854 compared to net cash used in investing activities of $9,090 for the year ended December 31, 2012. Investing activities relate solely to the purchase of equipment.

Financing Activities

During the year ended December 31, 2013, we issued 1,050,000 common shares at a price of $0.50 per share for gross proceeds of $525,000 and 2,043,555 common shares issued at a price of $0.31 per unit for gross proceeds of $633,502, of which $24,851 was included in share subscriptions at December 31, 2012. Finder’s fees of $46,670 were paid in connection with the transaction. Each unit issued consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.50 per share for a period of 24 months from the closing of the Financing. Additional working capital will be required for general and administrative expenses and to further our business plans.

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in the auditor’s report on our annual financial statements for the year ended December 31, 2014, our auditors included an explanatory paragraph on their report in respect of there being substantial doubt about our ability to continue as a going concern.

We anticipate that we will require a minimum of approximately $4,000,000 to proceed with our plan of operations for the twelve month period ended December 31, 2015. We have no current material commitments for capital expenditures.

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

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in our annual audited financial statements for the year ended December 31, 2014 are as follows:

Share Based Payments and Derivatives Liabilities related to Equities

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8(d) of our annual audited financial statements for the year ended December 31, 2014.

Similar methodology to the share-based payments is used to determine the fair value of derivative liabilities related to warrants denominated in U.S. dollars. The assumptions and models used for estimating the fair value for derivative liabilities are disclosed in Note 8(g) to our annual audited financial statements for the year ended December 31, 2014.

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

C. Research and Development, Patents and Licenses etc.

Research and development expenses totaled $1,942,877 for the year ended December 31, 2014 compared to $1,561,963 for the year ended December 31, 2013. Research expense for the year ended December 31, 2014 was $1,469,196 compared to $1,321,728 in the prior year period. The increase was the result of advancing the pre-clinical work for RCT-01, development of the RCI-02 injector device prototype, improvements in the cell replication process for RCH-01 in preparation for our submission to regulatory authorities and incremental expenditure on intellectual property. During the year ended December 31, 2014, we incurred costs of $473,681 relating to our clinical trials compared to $240,235 for the year ended December 31, 2013. The increase was the result of increased operational activities in 2014 and on-going clinical development.

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

F. Contractual Obligations

Our only contractual obligations are an operating lease agreement for our office premises. The term of the lease is for three years with it ending on October 31, 2015 and the annual commitments for 2015 is $117,618.

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

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
David Hall	Chief Executive Officer, President and Director	61	December 22, 2010
Tom Kordyback	Chief Financial Officer	63	August 22, 2011
Lee Buckler	VP, Business and Corporate Development	49	October 1, 2014
Dr. Rolf Hoffmann	Chief Medical Officer and Director	53	December 22, 2010

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Dr. Kevin McElwee	Chief Scientific Officer	44	December 22, 2010
Peter Jensen(1)	Chairman of the Board and Director	63	December 22, 2010
John Challis(1)	Director	68	March 11, 2011
Peter Lewis(1)	Director	59	May 27, 2011
Darrell Panich	VP Clinical Affairs	43	March 15, 2010
Gemma Fetterley	VP Finance, Secretary and Treasurer	36	March 11, 2011
Brooke Hurford	Finance Director and Secretary	33	July 7, 2014

(1) Member of the audit committee and nominating, compensation and corporate governance committee.

David Hall – Chief Executive Officer, President and Director

Mr. Hall has almost two decades of experience in the life sciences industry. From 1994 through 2008, he served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC and currently serves as a director of Advantage BC. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a member of the University of British Columbia’s Tech Equity Investment Committee, a director and Chairman of the Audit Committee of GLG Lifetech Corporation.

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

Lee Buckler, B.Ed, LLB - VP Business and Corporate Development

Mr. Buckler has been an executive in the cell therapy sector since 2000 beginning with Malachite Management in the Stem Cell Technologies group of companies. Most recently he was the Managing Director of Cell Therapy Group, a firm he formed in 2008 where he did business development consulting for companies and organizations in or interested in the cell therapy sector. His work included deal-targeting, transactions, market intelligence, competitive analyses, strategic assessments, and market profile planning for companies ranging from top-tier multinationals to start-ups. Mr. Buckler has a Bachelor’s Degree in Education and a Law Degree. After law school, he did a one year judicial clerkship with the B.C. Supreme Court and was a practicing attorney for three years at Edwards, Kenny & Bray. Mr. Buckler served six years as the Executive Director of the International Society for Cellular Therapy and just over two years as Director of Business Development for Progenitor Cell Therapy. He is on the editorial advisory boards of the journal Regenerative Medicine and the BioProcess International magazine as well as the Co-Chair of the Alliance for Regenerative Medicine’s Communications and Education Committee. He co-founded Cell Therapy News, founded Cell Therapy Blog, founded and continues to manage the LinkedIn Cell Therapy Industry Group, co-founded Regenerative Medicine Jobs, and is an active industry commentator in publications and in social media. Mr. Buckler serves on numerous industry conference advisory boards, is an advisory board member for BioCision and RoosterBio, and is on the Board of Directors for Hemostemix Inc.

Prof. Rolf Hoffmann, MD – Chief Medical Officer and Director

Dr. Hoffmann is a European-based clinical researcher who has spent decades researching the fields of pattern hair loss, alopecia areata, endocrinology of the hair follicle and hair follicle morphogenesis. Together with Dr. McElwee, he is the applicant of a landmark patent on the use of hair follicle cup cells and their use in hair diseases. He is working clinically in his private practice, as a teaching professor in the Department of Dermatology for Marburg University, Germany, as well as a researcher on histopathogically on hair diseases, where he has published chapters in text books. Dr. Hoffmann has participated in dozens of clinical hair studies and consulted for a variety of large companies on hair matters. He is the inventor of TrichoScan®, a computerized technique to measure hair growth. Since then, he has run a successful privately owned company to market the device for dermatologists and to offer it as a service for clinical trials.

Dr. Kevin McElwee, PhD – Chief Scientific Officer

Dr. McElwee is an Associate Professor in the Department of Dermatology and Skin Health at the University of British Columbia, and Director of the Hair Research Laboratory in the Vancouver Coastal Health Research Institute at Vancouver General Hospital (VGH). His research is funded by competitive grants awarded by multiple organizations including the Canadian Institute for Health Research (the equivalent of the National Institute for Health in the USA). Dr. McElwee is one of only a small group of research scientists worldwide who studies hair biology and associated diseases. He has worked as a hair research scientist for 12 years and has published over 70 medical journal articles, research abstracts and academic book chapters on hair loss research. Dr. McElwee received his Bachelor of Science degree from the University of Aberdeen, Scotland and his PhD from the University of Dundee, Scotland. Postdoctoral training included three years at the Jackson Laboratory in Maine, USA and four years at the University of Marburg, Germany, studying various hair loss diseases.

Peter Jensen – Chairman of the Board and Director

Mr. Jensen holds a Bachelor of Science and two Law degrees from McGill University. Prior to his law degrees, he was engaged in diabetes research and medical clinic management. In 1981, he commenced the practice of law in the corporate and securities fields in British Columbia, Canada. Mr. Jensen has a wide range of legal counseling experience internationally and has a depth of experience in trans-border transactions. Mr. Jensen has been and is a director of a number of private and publicly traded companies and has assisted in the raising of finance for these companies in Canada, the United States, Europe and Asia.

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

Brooke Hurford, CA – Finance Director and Secretary

Ms. Hurford is a Chartered Accountant and holds a Bachelor of Arts degree from the University of British Columbia. Ms. Hurford has spent several years in public practice at a major Canadian accounting firm. She recently held a role in the treasury department at the Bank of Montreal, and has extensive experience providing financial reporting and corporate services to public companies.

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2014:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
David Hall CEO, President and Director	2014	396,000	N/A	N/A	N/A	N/A	N/A	N/A	396,000
Tom Kordyback Chief Financial Officer	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Lee Buckler VP, Business and Corporate Development	2014	83,750	N/A	74,200	N/A	N/A	N/A	N/A	157,950
Dr. Rolf Hoffmann Chief Medical Officer and Director	2014	189,762(2)	N/A	N/A	N/A	N/A	N/A	N/A	189,762
Dr. Kevin McElwee Chief Scientific Officer Founder of TrichoScience	2014	65,762(3)	N/A	N/A	N/A	N/A	N/A	N/A	65,762
Peter Jensen Chairmen and Director	2014	N/A	N/A	N/A	N/A	N/A	N/A	18,500(4)	18,500
John Challis Director	2014	N/A	N/A	N/A	N/A	N/A	N/A	10,750(5)	10,750
Peter Lewis Director	2014	N/A	N/A	N/A	N/A	N/A	N/A	13,250(6)	13,250
Darrell Panich VP, Clinical Affairs	2014	131,000	N/A	N/A	N/A	N/A	N/A	N/A	131,000
Gemma Fetterley VP, Finance and Secretary	2014	101,868	N/A	N/A	N/A	N/A	N/A	N/A	101,868
Brooke Hurford Finance Director and Secretary	2014	49,421	N/A	13,719	N/A	N/A	N/A	N/A	63,140

(1)

The valuation of option-based awards is based on the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield. For options that vest, only the vested options are valued. Details of options granted during 2014 are included in the table below under the heading “Share Ownership - Stock Option Plan”.

(2)	Paid to companies controlled by Dr. Hoffmann.
(3)	Paid to a company controlled by Dr. McElwee.
(4)	Mr. Jensen was paid $18,500 in director’s fees by our company for the fiscal year ended December 31, 2014.
(5)	Mr. Challis was paid $10,750 in director’s fees by our company for the fiscal year ended December 31, 2014.
(6)	Mr. Lewis was paid $13,250 in director’s fees by our company for the fiscal year ended December 31, 2014.

Pension, Retirement or Similar Benefits

We do not provide pension, retirement or similar benefits to directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2014 to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

C. Board Practices

Our directors are re-elected at the annual general meeting of our shareholders and our officers are re-appointed by our board of directors at a directors’ meeting following the annual general meeting. Each of our current directors and officers will hold their respective office until their successor is elected or appointed, unless such office is earlier vacated under any of the relevant provisions of our articles or the Business Corporations Act (British Columbia).

The following sets out terms of the consulting agreement between our company and David Hall. Mr. Hall is the only director of our company who is entitled to receive benefits upon termination of employment, as described below.

Consulting Agreement: David Hall

Pursuant to an employment agreement, effective as of January 1, 2011, between David Hall, our company and TrichoScience, Mr. Hall serves as President and Chief Executive Officer of our company and TrichoScience for a base salary of $30,000 per month. The initial term of this agreement is for five years and is automatically renewable for subsequent two year terms. Under the agreement, Mr. Hall will be eligible to participate in a bonus plan as and when established by our company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Hall during each fiscal year in accordance with milestones to be established by our board of directors. Mr. Hall may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. In the case of general grants of options or awards to executives, Mr. Hall shall receive not less than 10% of such general grant unless our board of directors presents material reasons for lesser or non-participation. If, within 24 months of a change of control of our company, Mr. Hall’s employment is terminated for any reason other than for just cause, we will pay Mr. Hall: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to 36 months of base salary and an additional 2 months of base salary for each additional full year of employment completed after the first year of Mr. Hall’s employment, up to a combined maximum of 48 months’ base salary; a lump sum amount as compensation for loss of any benefits made available to Mr. Hall, including any benefit coverage under any group, health, dental, life or disability insurance plan up to a total amount of $100,000 plus an additional $2,000 for each additional full year of employment complete after the first year of Mr. Hall’s employment, to a combined maximum of $124,000; the balance of any payments due under any bonus plan; and a further lump sum payment equal to two times the greater of: (i) the average of the payments made to Mr. Hall under the bonus plan in each of the two immediately preceding fiscal years; and (ii) the amount of Mr. Hall’s target bonus under the bonus plan for the fiscal year in which Mr. Hall’s employment is terminated.

Consulting Agreement: Darrell Panich

Pursuant to an employment agreement, effective as of March 15, 2010, between Darrell Panich and TrichoScience, Mr. Panich serves as Vice President Clinical Affairs of our company and TrichoScience for a base salary of $125,000 per annum. Under the agreement, Mr. Panich will be eligible to participate in a bonus plan as and when established by our company, which currently is anticipated to provide for bonuses based on a target bonus of 20 percent of the base salary earned by Mr. Panich during each fiscal year in accordance with milestones to be established by our board of directors. Mr. Panich may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If, within 12 months of a change of control of our company, Mr. Panich’s employment is terminated for any reason other than for just cause, we will pay Mr. Panich: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for three years of employment and one additional month of base salary for each year of employment after the first three years; vacation pay and, if granted a performance bonus.

Consulting Agreement: Gemma Fetterley

Pursuant to an employment agreement, effective as of March 11, 2011, between Gemma Fetterley and our company, Ms. Fetterley serves as Vice President Finance of our company and TrichoScience for a base salary of $110,000 per annum. Under the agreement, Ms. Fetterley will be eligible to participate in a bonus plan as and when established by our company, which currently is anticipated to provide for bonuses based on a target bonus of 20 percent of the base salary earned by Ms. Fetterley during each fiscal year in accordance with milestones to be established by our board of directors. Ms. Fetterley may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If, within 12 months of a change of control of our company, Ms. Fetterley’s employment is terminated for any reason other than for just cause, we will pay Ms. Fetterley: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for three years of employment and one additional month of base salary for each year of employment after the first three years; vacation pay and, if granted a performance bonus.

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

Nominating, Compensation and Corporate Governance Committee

Our nominating, compensation and corporate governance committee is comprised of Peter Lewis, John Challis and Peter Jensen. The purpose of the nominating, compensation and corporate governance committee is to identify individuals qualified to become directors on our board of directors or any of its committees, consistent with criteria approved by our board of directors, and to select, or to recommend that our board of directors select, such director nominees, whether at the next annual meeting of the shareholders or otherwise. The committee also periodically evaluates the qualifications and independence of each director on our board of directors or its various committees and recommend to our board of directors, as the committee may deem appropriate, any recommended changes in the composition of our board of directors or any of its committees. The committee also develops and recommends to our board of directors corporate governance principles applicable to our company and annually assess the performance of our board of directors.

D. Employees

As of December 31, 2014, we had seven full time employees and ten contractors, the majority of which are located in Vancouver, British Columbia. These employees and contractors have expertise in biotechnology management, clinical trials, financial management and communications.

E. Share Ownership

Our directors, senior management and key employees beneficially own, directly or indirectly, the number of shares set out in the table below:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)
David Hall Chief Executive Officer, President and Director	2,400,000(3)	4.4%
Tom Kordyback	137,718	*

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)
Chief Financial Officer
Lee Buckler VP, Business and Corporate Development	34,044	*
Dr. Rolf Hoffmann Chief Medical Officer and Director	5,218,268	9.5%
Dr. Kevin McElwee Chief Scientific Officer	4,241,717	7.7%
Peter Jensen Chairmen and Director	505,000 (4)	*
Peter Lewis Director	50,000	*
John Challis Director	Nil	Nil
Darrell Panich VP, Clinical Affairs	Nil	Nil
Gemma Fetterley VP, Finance and Secretary	Nil	Nil
Brooke Hurford, Finance Director and Secretary	1,000	*

*	Less than 1%.
(1)

Does not include options to acquire common shares of our company held by the persons set forth in the table. For a description of options held by the persons set forth in the table above, see below under the heading “Stock Option Plan”.

(2)	Based on 54,947,288 common shares issued and outstanding as of March 25, 2015.
(3)	Does not include 1,000,000 common shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.
(4)	Includes 77,500 common shares held by other individuals over which Mr. Jenson has control.

Stock Option Plan

On December 22, 2010, our board of directors approved the adoption of the 2010 Stock Option Plan, which was ratified and approved by our shareholders on January 5, 2011. On April 17, 2014, our board of directors approved the adoption of our 2014 Stock Option Plan (the “2014 Plan”), which was ratified by our shareholders on May 21, 2014.

Under the 2014 Plan the number of shares reserved for issuance pursuant to the exercise of options granted under the 2014 Plan cannot exceed 10% of the total number of issued shares of our company (calculated on a non-diluted basis) at the time an option is granted. The purpose of the 2014 Plan is to advance the interests of our company and its shareholders by attracting, retaining and motivating selected directors, officers, employees and consultants of our company of high caliber and potential and to encourage and enable such persons to acquire an ownership interest in our company.

The following information is intended as a brief description of the 2014 Plan:

1.

Our board of directors (which for the purposes of the 2014 Plan includes any committee setup by our board of directors to govern the stock options) shall establish the exercise price at the time each option is granted, subject to the following conditions:

	(a)	if the shares are listed on the TSX Venture Exchange, the exercise price will not be less than the minimum prevailing price permitted by the policies of the TSX Venture Exchange;

	(b)	if the shares are not listed, posted and trading on any stock exchange or bulletin board, then the exercise price will be determined by our board of directors at the time of granting;

(c)

if an option is granted within 90 days of a distribution by a prospectus by our company, the exercise price will not be less than the price that is the greater of the minimum prevailing price permitted by the TSX Venture Exchange policies and the per share price paid by public investors for shares acquired under the distribution by the prospectus, with the 90 day period beginning on the date a final receipt is issued for the prospectus; and

(d)	in all other cases, the exercise price shall be determined in accordance with the rules and regulations of any applicable regulatory bodies.

2.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for an option grant under the 2014 Plan.

3.	All options granted under the 2014 Plan may not have an expiry date exceeding ten years from the date on which the option is granted.

4.	Options granted to any one individual in any 12 month period cannot exceed more than 5% of the issued shares of our company, unless our company has obtained disinterested shareholder approval.

5.	Options granted to any one consultant in any 12 month period cannot exceed more than 2% of the issued shares of our company, without the prior consent of the TSX Venture Exchange.

6.

Options granted to all persons, in aggregate, conducting investor relations activities in any 12 month period cannot exceed more than 2% of the issued shares, without the prior consent of the TSX Venture Exchange.

7.	Options issued to optionees performing investor relations activities will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

8.

If a director, employee or consultant of our company is terminated for cause or resigns, then any option granted to such option holder will terminate immediately upon such option holder ceasing to be a director, employee, or consultant by reason of termination for cause or by resignation.

9.

If an option holder ceases to be a director, employee or consultant of our company (other than by reason of death, disability, resignation or termination of services for cause), as the case may be, then any option granted to such option holder that had vested and was exercisable on the date of termination will expire on the earlier of the expiry date and the date that is 90 days following the date that such option holder ceases to be a director, employee or service provider of our company.

10.

If an option holder dies, the option holder’s lawful personal representatives, heirs or executors may exercise any option granted to such option holder that had vested and was exercisable on the date of death until the earlier of the expiry date and one year after the date of death of such option holder.

11.

If an option holder ceases to be a director, employee or consultant as a result of a disability, such option holder may exercise any option granted to such option holder that had vested and was exercisable on the date of disability until the earlier of the expiry date and 90 days after the date of disability.

12.

Options granted to directors, employees or consultants will vest when granted unless determined by our board of directors on a case by case basis, other than options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

13.	Options granted under the 2014 Plan are not assignable or transferable by an option holder.

14.	Our board of directors may, from time to time, subject to regulatory or shareholder approval, if required under the policies of the TSX Venture Exchange, amend or revise the terms of the 2014 Plan.

The 2014 Plan provides that other terms and conditions may be attached to a particular stock option at the discretion of our board of directors.

The following table sets forth the amount and terms of options to acquire common shares of our company we have granted to our directors, senior management and key employees:

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
Tom Kordyback Chief Financial Officer	100,000	September 5, 2013	$0.55	September 5, 2020
Dr. Rolf Hoffmann Chief Medical Officer and Director	350,000	December 22, 2010	US$0.50	July 13, 2017
Lee Buckler VP, Business and Corporate Development	150,000	September 12, 2014	$0.53	September 12, 2019
	50,000	October 1, 2014	$0.55	October 1, 2019
Dr. Kevin McElwee Chief Scientific Officer	350,000	December 22, 2010	US$0.50	July 13, 2017
Peter Jensen Chairmen and Director	65,000	December 22, 2010	US$0.50	July 13, 2017
	10,000	September 5, 2013	$0.55	September 5, 2020
John Challis Director	100,000	September 5, 2013	$0.55	September 5, 2020
Peter Lewis Director	100,000	September 5, 2013	$0.55	September 5, 2020
Darrell Panich VP, Clinical Affairs	100,000	March 11, 2011	US$1.00	March 11, 2018
	100,000	September 5, 2013	$0.55	September 5, 2020
Gemma Fetterley VP, Finance and Secretary	100,000	March 11, 2011	US$1.00	March 11, 2018
	100,000	September 5, 2013	$0.55	September 5, 2020
Brooke Hurford Finance Director and Secretary	30,000	July 7, 2014	$0.66	July 7, 2019

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth persons known to us to be the beneficial owner of more than five percent (5%) of each class of our shares issued and outstanding as of March 25, 2015:

Name	Number of Common Shares(1)	Percentage of Common Shares(2)
Dr. Rolf Hoffmann	5,218,268	9.5%
Dr. Kevin McElwee	4,241,717	7.7%
Dr. Jerry Shapiro	4,241,717	7.7%
Matthew Wayrynen	3,981,744 (3)	7.2%
David Hall	2,400,000 (4)	4.4%

(1)	Does not include options to acquire common shares of our company held by the persons set forth in the table.

(2)

Based on 54,947,288 common shares issued and outstanding as of March 25, 2015. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

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

The following table sets forth the number of our issued and outstanding common shares that are held by record holders in the United States. We have no Class A preference shares outstanding:

Class	Number of Shareholders	Total Shares Held	Percentage of Common Shares
Common Shares	42	2,625,516	4.78%(1)

(1)	Based on 54,947,288 common shares issued and outstanding as of March 25, 2015.

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

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2014	December 31, 2013	December 31, 2012
Research and development fees owing to:
Tricholog GmbH, a company controlled by	-	$14,818	$31,318
Rolf Hoffmann, a director and officer of our
company,
Dermaticum, a company controlled by Rolf	-	$1,050	-
Hoffmann, a director and officer of our
company
McElwee Consulting Inc., a company	-	$10,000	$5,000
controlled by Kevin McElwee, an officer of our
company
Kevin McElwee, an officer of our company	-	$1,868	$2,265
General and administrative fees (salaries) owed to:
David Hall, a director and officer of our	$9,127	-	-
company
Peter Jensen, a director of our company	-	-	$5,500
Peter Lewis, a director of our company	-	-	$4,230
John Challis, a director of our company	-	-	$4,000

December 31, 2014	December 31, 2013	December 31, 2012
$9,127	$27,736	$52,333

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

We incurred the following transactions with companies that are controlled by directors and/or officers of our company. The transactions were measured at The transactions were measured at the amount established and agreed to by the parties.

	December 31, 2014	December 31, 2013	December 31, 2012

Research and development fees paid to:

Tricholog GmbH, a company controlled by	$183,060	$190,053	$215,995
Rolf Hoffmann, a director and officer of our
company,

Dermaticum, a company controlled by Rolf	$8,736	$11,342	$4,680
Hoffmann, a director and officer of our
company

McElwee Consulting Inc., a company	$65,762	$56,785	$53,571
controlled by Kevin McElwee, an officer of our
company

	$257,558	$258,180	$274,246

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, our chief executive officer and our chief financial officer. For details regarding the compensation, please see Item 6.B.

	December 31, 2014	December 31, 2013	December 31, 2012
General and administrative – salaries	$438,500	$436,000	$411,000
Stock-based compensation	$45,986	$125,487	$161,565
	$484,486	$561,487	$572,565

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 Financial Information

A. Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB. In this Form 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Financial statements included with this annual report are listed below:

Audited Annual Financial Statements as at December 31, 2014 and 2013:

Independent Auditor’s Report of BDO Canada LLP, dated April 27, 2015;

Consolidated Statement of Financial Position as at December 31, 2014 and 2013;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2014, 2013 and 2012;

Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012;

Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and

Notes to the Consolidated Financial Statements.

The audited consolidated financial statements for the years ended December 31, 2014 and 2013 can be found under “Item 17 Financial Statements”.

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

B. Significant Changes

There were no significant changes in our financial affairs since December 31, 2014.

ITEM 9 The Offer and Listing

A. Offer and Listing Details

Price History

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board or the OTCQB, as applicable, currently under the symbol “REPCF”. The following table sets forth the annual high and low market prices for our common shares on the OTC Bulletin Board or the OTCQB, as applicable, for the five most recent full fiscal years:

OTC Bulletin Board / OTCQB
Annual Highs and Lows	High (U.S.$)	Low (U.S.$)
2010	4.00	0.17
2011	3.05	1.75
2012	2.60	0.75
2013	0.78	0.35
2014	0.87	0.30

From October 1, 2012 to January 10, 2014, our common shares were quoted on the CSE (formerly the CNSX), under the symbol “RP”. The following table sets forth the annual high and low market prices for our common shares on the CSE for such period:

CSE
Annual Highs and Lows	High (CAD$)	Low (CAD$)
2012	0.75	0.75

CSE
Annual Highs and Lows	High (CAD$)	Low (CAD$)
2013	0.55	0.25
2014	0.50	0.50

Since January 13, 2014, our common shares have been quoted on the TSX Venture Exchange, under the symbol “RP”. The following table sets forth the annual high and low market prices for our common shares on the TSX Venture Exchange since the listing date:

TSX Venture Exchange
Annual Highs and Lows	High (CAD$)	Low (CAD$)
2014	0.93	0.58

The high and low market prices for our common shares for each full fiscal quarter for the two most recent full fiscal years on the OTC Bulletin Board or the OTCQB, as applicable, were as follows:

OTC Bulletin Board / OTCQB
Quarterly Highs and Lows	High (U.S.$)	Low (U.S.$)
2013
First Quarter	0.70	0.39
Second Quarter	0.78	0.35
Third Quarter	0.70	0.42
Fourth Quarter	0.55	0.35
2014
First Quarter	0.87	0.52
Second Quarter	0.74	0.49
Third Quarter	0.65	0.44
Fourth Quarter	0.46	0.26

The high and low market prices for our common shares for each full fiscal quarter since listing on the CSE were as follows:

CSE
Quarterly Highs and Lows	High (CAD$)	Low (CAD$)
2013
First Quarter	0.75	0.41
Second Quarter	0.50	0.50
Third Quarter	0.50	0.25
Fourth Quarter	0.50	0.25
2014
First Quarter	No trades

The high and low market prices for our common shares for each full fiscal quarter since listing on the TSX Venture Exchange were as follows:

TSX Venture Exchange
Quarterly Highs and Lows	High (CAD$)	Low (CAD$)
2014
First Quarter	0.99	0.50
Second Quarter	0.80	0.55
Third Quarter	0.70	0.48
Fourth Quarter	0.52	0.30

The high and low market prices of our common shares for each of the most recent six months on the OTC Bulletin Board or the OTCQB, as applicable, were as follows:

OTC Bulletin Board / OTCQB
Monthly Highs and Lows	High (U.S.$)	Low (U.S.$)
October 2014	0.46	0.36
November 2014	0.43	0.33
December 2014	0.35	0.26
January 2015	0.34	0.26
February 2015	0.33	0.28
March 2015	0.58	0.31

The high and low market prices of our common shares for each of the most recent six months on the TSX Venture Exchange were as follows:

TSX Venture Exchange
Monthly Highs and Lows	High (CAD$)	Low (CAD$)
October 2014	0.52	0.38
November 2014	0.48	0.35
December 2014	0.40	0.30
January 2015	0.42	0.32
February 2015	0.42	0.34
March 2015	0.72	0.39

The trading price and volume of our company’s common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. Because our common shares are only sporadically traded on the OTC Bulletin Board, OTCQB and the TSX Venture Exchange, shareholders may find it difficult to liquidate their shares, or purchase new shares, at certain times.

All of our common shares are issued in registered form. The transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.661.0271; Facsimile: 604.661.9549).

B. Plan of Distribution

Not applicable.

C. Markets

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board or the OTCQB, as applicable, under the symbol “REPCF”; since October 1, 2012, on the CSE (formerly the CNSX) under the symbol “RP”; since January 13, 2014 on the TSX Venture Exchange; and, since September 2012, on the Berlin Stock Exchange under the symbol P6P1 and code number A1JHCB. Our shares are not currently listed for trading on any other market or quotation system. On January 10, 2014, we delisted from the CSE (formerly the CNSX).

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We have been continued under the laws of the Province of British Columbia, Canada and have been assigned the number C0913693. Our company is governed by the Business Corporations Act (British Columbia).

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

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of Class A preference shares without par value. Our Class A preference shares may be issued in one or more series and our board of directors may fix the number of shares which is to comprise each series and designate the rights, privileges, restrictions and conditions attaching to each series. There are no Class A preference shares issued and outstanding.

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

Our Articles provide for our directors to hold office until the expiry of his term (which is stipulated to be immediately before the next election or appointment of directors at an annual general meeting of our shareholders) or until his successor is elected or appointed, unless their respective office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia). A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of their predecessor.

An annual meeting of shareholders must be held at such time in each year that is not later than fifteen months after the last preceding annual meeting and at such place as our board of directors may from time to time determine. The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our board of directors to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two persons who are entitled to vote at the meeting in person or by proxy. Only persons entitled to vote, our directors, president, secretary, lawyers and auditors, and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders, provided that only persons entitled to vote may be counted in the quorum.

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

  On January 15, 2013, our company entered into an arrangement with a Berlin-based investor relations firm, Deutsche Investors-Relations GmbH (“Deutsche IR”). The arrangement is for a period of twelve months commencing on January 15, 2013 and expiring January 15, 2014, for compensation of €3,350 per month. Pursuant to the terms of the arrangement, Deutsche IR agreed to conduct investor relations activities for our company and to raise our profile in the financial marketplace and the financial press using informational reports and public filings of our company. The arrangement was terminated on September 1, 2013.

  On July 9, 2013, our company entered into a Collaboration and Technology Transfer Agreement with Shiseido for an exclusive geographic license for our RCH-01 hair regeneration technology. Under the agreement, Shiseido paid us an upfront fee of ¥400,000,000 ($4,120,400) (paid). In addition, Shiseido will pay us sales milestones up to ¥3,000,000,000. We are also entitled to royalties on sales. Under the agreement, the collaboration between Shiseido includes the disclosure and discussion of future clinical trials and related documentation in relation the transferred technology. Each party is responsible for its own costs and expenses. Our responsibility with respect to the collaboration is limited to the transfer of technology to Shiseido (completed).

  On September 1, 2013, our company entered into an agreement with Westwicke Partners as its investor relations agency to assist in our communications with investors. Westwicke Partners provides strategic investor relations and capital markets advisory services exclusively to public and private companies in the healthcare sector. The agreement is for a period of 12 months, expiring August 31, 2014 for compensation of US$15,000 per month. The agreement was terminated on June 30, 2014.

  On November 29, 2013, TrichoScience signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority (together, the “Institutions”). Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and we agreed to pay research costs totaling $179,650. We will gain the rights to any intellectual property arising from the collaborative research agreement. TrichoScience agreed to make the following payments to the Institutions in installments, as follows: $44,912.50 on January 1, 2014, $44,912.50 on April 1, 2014, $44,912.50 on July 1, 2014, and $44,912.50 on October 1, 2014.

  On February 26, 2014, our company entered into an agreement with Ubika Communication, a division of Ubika Corporation to provide capital market exposure in exchange for an initial payment of $10,000 and a $2,500 per month fee for a period of 12 months. Ubika Communication provides capital market exposure services via their flagship website portal smallcapower.com (SCP) which is also featured on the Financial Post website. SCP represents a unique way for small cap companies to bridge between the traditional investor relations business model and the online world that is becoming increasingly important for maximizing shareholder value. The agreement was terminated on November 1, 2014.

  On June 1, 2014, our company entered into an agreement with Christina Cameron, an Investor Relations consultant to create and execute the company’s investor relations strategy within Canada. The agreement is for a period of 12 months, expiring June 1, 2015 for compensation of $7,500 per month. Ms. Cameron is a life sciences capital markets expert with over 13 years of experience in investor relations and investment banking. Her extensive network of sell-side, buy-side, retail investors and industry partners will be invaluable to RepliCel as it looks to broaden its Canadian stakeholder base.

  On September 9, 2014, our company entered into an agreement with Venture-Liquidity Providers Inc. (“VLP”) to initiate its market-making service to provide assistance in maintaining an orderly trading market for the common shares of the Company. The agreement is for a period of 12 months, expiring September 9, 2015 for compensation of $5,000 per month.

  On June 18, 2014, our company entered into an agreement with O&M Partners, LLC to assist in targeting non-deal institutional and independent money managers throughout the United Stated including financial centers often overlooked by biotech companies. The agreement is for a period of 6 months, expiring December 18, 2014 for compensation of USD $6,000 per month.

  On January 1, 2015, TrichoScience signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority. Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and we agreed to pay research costs totaling $179,650. We will gain the rights to any intellectual property arising from the collaborative research agreement. We agreed to make the following payments to the Institutions in installments, as follows: $44,912.50 on January 1, 2015, $44,912.50 on April 1, 2015, $44,912.50 on July 1, 2015, and $44,912.50 on October 1, 2015.

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

Certain transactions relating to our common shares will generally be exempt from the Investment Canada Act, subject to the Minister’s prerogative to conduct a national security review, including:

1.	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

2.

the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

3.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records office at Suite 900 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

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

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Controls and Procedures

A. Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this annual report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Management’s Report on Internal Control Over Financial Reporting.” Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated. Our company intends to remediate the material weaknesses as set out below.

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2014 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2014 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2014. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2015 assessment of the effectiveness of our internal control over financial reporting.

Subject to receipt of additional financing, we have undertaken, or intend to undertake, the below remediation measures to address the material weaknesses described in this annual report. Such remediation activities include that we intend to continue to update the documentation of our internal control processes, including formal risk assessment of our financial reporting processes.

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

C. Changes in Internal Controls Over Financial Reporting

There were no changes in internal controls over financial reporting during the year ended December 31, 2014 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2014, conducted by our principal executive officer and principal financial officer, we expect to make such changes in the year ended December 31, 2015.

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

ITEM 16B Code of Ethics

Code of Ethics

Effective July 15, 2004, our board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our president (being our principal executive officer) and our chief financial officer (being our principal financial and accounting officer), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.

full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

3.	compliance with applicable governmental laws, rules and regulations;

4.	the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

5.	accountability for adherence to the Code of Business Conduct and Ethics.

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

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed BDO Canada LLP, Chartered Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2014. The aggregate fees billed by BDO Canada LLP for audit services rendered for the audit of our annual financial statements and interim reviews of our quarterly financial statements for the fiscal years ended December 31, 2014 and December 31, 2013 were $65,505 and $73,834, respectively.

Audit Related Fees

For the fiscal year ended December 31, 2014, and 2013, the aggregate fees billed for audit related services by BDO Canada LLP were $nil and $nil, respectively.

Tax Fees

For the fiscal years ended December 31, 2014 and 2013, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP were $7,612.50 and $3,675, respectively.

All Other Fees

For the fiscal years ended December 31, 2014 and 2013, the aggregate fees billed by BDO Canada LLP for other non-audit professional services, other than those services listed above, were $nil and $nil, respectively.

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

ITEM 16D Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2014, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

ITEM 16F Change in Registrant’s Certifying Accountant

None.

ITEM 16G. Corporate Governance

Not applicable.

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 17 Financial Statements

Financial Statements Filed as Part of this Report:

REPLICEL LIFE SCIENCES INC.

INDEPENDENT AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

For the year-ended December 31, 2014

(Stated in Canadian Dollars)

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Independent Auditor’s Report

To the Shareholders of RepliCel Life Sciences Inc.

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013 and the consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2014, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of RepliCel Life Sciences Inc. as at December 31, 2014 and 2013 and its financial performance and its cash flows for the years ended December 31, 2014, 2013, and 2012 in accordance with International Financial Reporting Standards.

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

(signed) “BDO CANADA LLP”

Chartered Accountants

Vancouver, British Columbia
April 27, 2015

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

	Notes	December 31, 2014	December 31, 2013
Assets

Current assets
Cash and cash equivalents		$535,114	$1,958,005
Guaranteed Investment Certificate		1,500,000	-
Sales taxes recoverable		29,109	24,504
Prepaid expenses and deposits		51,182	46,568
		2,115,405	2,029,077
Non-current assets
Equipment	7	25,883	23,324

Total assets		$2,141,288	$2,052,401

Liabilities

Current liabilities
Accounts payable and accrued liabilities	10	$331,435	$369,355

Non-current liabilities
Warrants denominated in a foreign currency	8g	3,633	208,387
Total liabilities		335,068	577,742

Shareholders’ equity
Common shares	8	14,047,244	9,430,914
Contributed surplus	8	3,219,355	2,305,713
Accumulated deficit		(15,460,379)	(10,261,968)
Total shareholders’ equity		1,806,220	1,474,659

Total liabilities and shareholders’ equity		$2,141,288	$2,052,401

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ “Peter Jensen”	/s/ “David Hall”
Director	Director

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Comprehensive Loss
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

	December 31,	December 31,	December 31,
	2014	2013	2012
Revenue
Licensing fees (Note 9)	$-	$4,120,400	$-

Expenses
Research and development (Note 10)	1,942,877	1,561,963	1,065,075
General and administrative (Note 6, 7, and 10)	3,267,739	2,175,209	3,408,894

Income (loss) before other items	(5,210,616)	383,228	(4,473,969)
Other items:
Change in fair value of warrants denominated in a
foreign currency (Note 8g)	(7,695)	(140,182)	1,116,445
Foreign exchange gain (loss)	3,502	(10,361)	(5,651)
Interest income	16,398	-	-
Scientific research and development credit (Note 12)	-	150,783	-

Net income (loss) before tax	(5,198,411)	383,468	(3,363,175)
Income tax (Note 9, 11)	-	(412,040)	-
Total comprehensive loss	$(5,198,411)	$(28,572)	$(3,363,175)

Basic and diluted loss per share	$(0.10)	$(0.00)	$(0.08)

Weighted average shares outstanding	50,904,852	45,246,932	42,680,615

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Cash Flows
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

	December 31,	December 31,	December 31,
	2014	2013	2012

Operating activities

Comprehensive loss	$(5,198,411)	$(28,572)	$(3,363,175)
Add items not involving cash:
Depreciation	7,606	6,125	6,082
Stock-based compensation	784,395	395,092	1,381,589
Change in fair value of warrants	7,695	140,182	(1,116,445)

Changes in non-cash working capital balances:
Sales taxes recoverable	(4,605)	23,209	(20,668)
Prepaid expenses and deposits	(4,614)	5,326	(31,250)
Accounts payable and accrued liabilities	(37,920)	(46,770)	186,156
Net cash provided by (used in) operating activities	(4,445,854)	494,592	(2,957,711)

Investing activities

Guaranteed Investment Certificate	(1,500,000)	-	-
Purchase of Equipment	(10,165)	(7,854)	(9,090)
Net cash used in investing activities	(1,510,165)	(7,854)	(9,090)

Financing activities

Gross proceeds on issuance of common shares	3,990,125	1,133,651	2,796,740
Proceeds on issuance of shares on exercise of warrants	834,218	-	-
Finder’s fee	(291,215)	(46,670)	(35,647)
Proceeds of share subscriptions	-	-	24,851
Net cash provided by financing activities	4,533,128	1,086,981	2,785,944

Increase (decrease) in cash and cash equivalents during the year	(1,422,891)	1,573,719	(180,857)

Cash and cash equivalents, beginning of the year	1,958,005	384,286	565,143

Cash and cash equivalents, end of the year	$535,114	$1,958,005	$384,286

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity
For the year ended December 31, 2014
(Stated in Canadian Dollars)

	Common Stock
				Share	Contributed	Accumulated
	Shares	Amount		Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2014	48,118,609	$9,430,914	$		$2,305,713	$(10,261,968)	$1,474,659

Shares issued upon exercise of warrants for cash

at US $0.50 – Note 8(b)	1,508,512	1,046,667		-	-	-	1,046,667

Shares issued for cash at CAD $0.75 – Note 8(b)	5,320,167	3,990,125		-	-	-	3,990,125

Finders fees – Note 8(b)	-	(420,462)		-	129,247	-	(291,215)

Stock based compensation – Note 8	-			-	784,395	-	784,395

Net loss for the year	-	-		-	-	(5,198,411)	(5,198,411)

Balance, December 31, 2014	54,947,288	$14,047,244	$		$3,219,355	$(15,460,379)	$1,806,220

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2013	45,025,054	$8,319,082	$24,851	$1,910,621	$(10,233,396)	$21,158

Shares issued for cash at CAD $0.31 – Note 8(b)	2,043,555	633,502	(24,851)	-	-	608,651

Shares issued for cash at CAD $0.50 – Note 8(b)	1,050,000	525,000	-	-	-	525,000

Finders fees – Note 8(b)	-	(46,670)	-	-	-	(46,670)

Stock based compensation – Note 8	-		-	395,092	-	395,092

Net earnings for the year	-	-	-	-	(28,572)	(28,572)

Balance, December 31, 2013	48,118,609	$9,430,914	$-	$2,305,713	$(10,261,968)	$1,474,659

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity
For the year ended December 31, 2014
(Stated in Canadian Dollars)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2012	43,150,008	$6,266,739	$-	$1,004,932	$(6,870,221)	$401,450

Shares issued for cash at USD $1.50 – Note 8(b)	1,875,046	2,761,093	-	-	-	2,761,093

Warrants denominated in a foreign currency – Note 8(g)	-	(963,100)	-	-	-	(963,100)

Escrow Release – Note 8(f)	-	254,350	-	-	-	254,350

Stock based compensation – Note 8	-	-	-	905,689	-	905,689

Share subscriptions	-	-	24,851	-	-	24,851

Net loss for the year	-	-	-	-	(3,363,175)	(3,363,175)

Balance, December 31, 2012	45,025,054	$8,319,082	$24,851	$1,910,621	$(10,233,396)	$21,158

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

1.	Corporate Information

RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967 but was continued from Ontario to British Columbia on June 22, 2011. The Company’s reporting jurisdiction is British Columbia. Its common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging.

The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

These consolidated financial statements for the year-ended December 31, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The financial statements were authorized for issue by the Board of Directors on April 27, 2015.

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

a) Going Concern of Operations

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2014 the Company, is in the research stage, has accumulated losses of $15,460,379 since its inception and expects to incur further losses in the development of its business. The Company has working capital of $1,783,970 (2013: $1,659,722) at December 31, 2014, however it will require additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern.

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

3.	Critical Accounting Estimates and Judgements

RepliCel makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

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

Share Based Payments and Derivatives Liabilities related to Equities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8(d).

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
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

	a)	Cash and cash equivalents

Cash and cash equivalents include cash on hand with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

	b)	Guaranteed Investment Certificate

Cash deposits with original maturities greater than three months, and are not redeemable before maturity, are recorded in guaranteed investment certificates.

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

	d)	Impairment of Non-Financial Assets

Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amounts, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. The Company has one cash-generating unit for which impairment testing is assessed.

An impairment loss is charged to the profit or loss, except to the extent it reverses gains previously recognized in other comprehensive loss/income.

	e)	Revenue

Revenue consists of an upfront fee received under a Collaboration and Technology Transfer Agreement. The Company recognizes revenue when (i) the entity has transferred to the buyer the significant risks and rewards of ownership of the goods, (ii) the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods, (iii) the amount of revenue can be measured reliably, (iv) it is probable that the economic benefits associated with the transaction will flow to the entity, and (vi) the costs incurred or to be incurred in respect of the transaction can be measured reliably. Licensing revenue, in the form of non-refundable upfront payments, is recognized at the date the Company no longer maintains substantive contractual obligations.

	f)	Basic and Diluted Loss per Share

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

The number of shares potentially issuable at December 31, 2014 that were not included in the computation of loss per share totaled 14,560,055 (2013: 9,678,601; 2012:7,475,046) consisting of 4,890,000 (2013: 3,810,000; 2012: 3,650,000) outstanding stock options; 1,700,000 (2013: 1,700,000; 2012: 1,700,000) contingently issuable common shares held in escrow to be released upon the occurrence of certain milestones (Note 8(f)); and 7,970,055 warrants (2013: 4,168,601; 2012: 2,125,046).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

	g)	Income Taxes

Income tax expense comprises of current and deferred tax. Current and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

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

•

investments in subsidiaries and jointly controlled entities where the Company is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

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

Deferred tax assets and liabilities are offset when the Company has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

•	the same taxable group company; or

•

different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

h)	Scientific research and development credit

Scientific research and development credits are received on capital expenditure and are generally deducted in arriving at the carrying amount of the asset purchased. Grants relating to expenditure are recorded in other income when received.

i)	Intangible Assets

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalised if it can be demonstrated that:

•	it is technically feasible to develop the product for it to be sold;

•	adequate resources are available to complete the development;

•	there is an intention to complete and sell the product;

•	the Company is able to sell the product;

•	sale of the product will generate future economic benefits; and

•	expenditure on the project can be measured reliably.

Capitalized development costs are amortised over the periods the Company expects to benefit from selling the products developed. Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognised in the consolidated statement of comprehensive income as incurred.

The Company expenses research costs until such time FDA approval from the Federal Drug Administration is obtained.

j)	Foreign Currency Translation

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

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated. Non-monetary assets and liabilities that are measured at fair value or a re-valued amount are translated into Canadian dollars by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non- monetary asset or liability has been recognized.

k)	Share-based Payments

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

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

l)	Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Company (a "finance lease"), the asset is treated as if it had been purchased outright. The amount initially recognised as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are analyzed between capital and interest. The interest element is charged to the consolidated statement of comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Company (an "operating lease"), the total rentals payable under the lease are charged to the consolidated statement of comprehensive income on a straight-line basis over the lease term. The aggregate benefit of lease incentives is recognized as a reduction of the rental expense over the lease term on a straight-line basis.

k)	Events After the Financial Position Date

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

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to- maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

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

As of December 31, 2014, the Company has derivative liabilities of $3,633 (2013: $208,387) in warrants denominated in a foreign currency.

The Company classifies its financial instruments as follows:

Cash and cash equivalents	loans and receivables
Guaranteed investment certificates	loans and receivables
Accounts payable and accrued liabilities	other financial liabilities
Warrants denominated in a foreign currency	fair value through profit and loss

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

	m)	Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.

The Company’s ordinary shares are classified as equity instruments.

5.	Accounting Standards, Amendments and Interpretations

	a)	New Standards, Amendments and Interpretations Effective for the first time from January 1, 2014

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2014 or later periods. The following new standards, amendments and interpretations have been adopted in these consolidated financial statements.

•	Amendment to IAS 32 Financial Instruments: Presentation

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

b)	Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2014. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application. In all cases the Company intends to apply these standards from application date as indicated below:

•	Amendment to IFRS 7, Financial Instruments: Disclosure

Amended standard IFRS 7 Financial Instruments: Disclosure outlines the disclosures required when initially applying IFRS 9 Financial Instruments. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact that the adoption of this standard may have on its financial statements.

•	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact that the adoption of this new standard may have on its financial statements.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

6.	Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel (formerly Newcastle Resources Ltd.) acquired the issued and outstanding shares of TrichoScience. Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer. 3,400,000 shares of RepliCel controlled by the Company’s Chief Executive Officer were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent. These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$0.50 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$0.50.

At December 31, 2014, there were 1,700,000 common shares held in escrow and no performance conditions were met (year ended December 31, 2013 no performance conditions were met). Stock based compensation of $nil (representing the fair value of the shares issued) was recognized for these shares during the year ended December 31, 2014 (December 31, 2013: $nil) The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance.

7.	Equipment

	Furniture
	and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2013	$14,249	$29,394	$43,643
Additions	-	10,165	10,165
Disposals	-	-	-
At December 31, 2014	14,249	39,559	53,808

Depreciation:
At December 31, 2013	5,958	14,361	20,319
Charge for the year	1,538	6,068	7,606
Elimination on disposal	-	-	-
At December 31, 2014	7,496	20,429	27,925
Net book value at December 31, 2014	$6,753	$19,130	$25,883

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

7.	Equipment - continued

	Furniture
	and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2012	$14,249	$21,540	$35,789
Additions	-	7,854	7,854
Disposals	-	-	-
At December 31, 2013	14,249	29,394	43,643

Depreciation:
At December 31, 2012	4,069	10,125	14,194
Charge for the year	1,889	4,236	6,125
Elimination on disposal	-	-	-
At December 31, 2013	5,958	14,361	20,319
Net book value at December 31, 2013	$8,291	$15,033	$23,324

8.	Share Capital

	a)	Authorized:

Unlimited common shares without par value

Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

	b)	Issued and Outstanding:

During the year-ended December 31, 2014:

(i)

The Company issued common shares upon the exercise of warrants that had been issued February 28, 2012 through April 20, 2012. The Company issued 1,508,512 common shares at a price of US$0.50 per share for gross proceeds of $834,218, plus $212,449 being the fair value of the warrants on the date of exercise (note 7(g)). A total of $1,046,667 was recognized in common stock.

(ii)

The Company completed private placements consisting of a total of 5,320,167 units at a price of $0.75 per unit for total gross proceeds of $3,990,125. Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $1.00 per share during the first year and $1.25 per share during the second year. Finder’s fees of $291,215 were paid in cash, and 356,333 agent’s warrants with a 24 month life, and an exercise price of $0.75 per agent’s warrant were issued. The fair value of the agent’s warrants have been estimated using the Black-Scholes option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 89%; (3) a risk- free interest rate of 1.06%; (4) an expected life of 24 months. The value assigned to the agent’s warrants was $129,247.

During the year-ended December 31, 2013:

(i)

The Company completed private placements totalling 2,043,555 units at a price of $0.31 per unit for gross proceeds of $633,502, of which $24,851 was included in share subscriptions at December 31, 2012. A finder’s fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consisted of one common share and one common share purchase warrant which entitles the holder to purchase an additional common share at $0.50 per share for a period of 24 months from the closing of the private placement.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

8.	Share Capital- continued

(ii)

The Company completed a private placement of 1,050,000 common shares at a price of $0.50 per share for gross proceeds of $525,000. A finder’s fee of $36,750 was paid in cash in connection with the private placement.

During the year-ended December 31, 2012:

(i)

The Company completed a private placement of 1,875,046 units at US$1.50 per unit for proceeds of $2,796,740 (US$2,812,569). A finder’s fee of $35,647 (US$36,000) was paid in cash in connection with the private placement. Each unit consisted of one common share and one common share purchase warrant which entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the private placement. As the share purchase warrants are denominated in a currency other than the Company’s functional currency, the fair value of the share purchase warrants is recognized as a derivative liability. The fair value on issuance was determined to be $1,184,650. These warrants have been included in the share warrant data presented in Note 8(g).

c)	Stock Option Plans:

(i)

On May 21, 2014, the Company approved a Stock Option Plan whereby the Company may grant stock options to directors, officers, employees and consultants. The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant. The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

(ii)

Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share expiring after 6 to 7 years. Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement. All other terms remained the same. This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

d)	Fair value of Company Options Issued from January 1, 2012 to December 31, 2014

During the year ended December 31, 2014, 1,280,000 options were granted to employees and consultants of the Company, and Nil options were cancelled (2013: 2,000,000 granted, and nil cancelled; 2012: 1,190,000 granted, and 75,000 cancelled). During the year ended December 31, 2014, 200,000 options (2013: 1,840,000, 2012: 300,000) were forfeited. The range of exercise price is $0.53 TO $0.85, expected life of five to seven years, and vesting over one year to three years from the date of grant.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	2014	2013	2012
Risk fee rate	1.69%	2.07%	1.62%
Expected life (years)	5	7	7
Volatility	89%	89%	89%
Expected Dividend	$-	$-	$-
Expected forfeiture rate	0%	0%	0%
Exercise price	$0.64	$0.51	$1.56
Grant date fair value	$0.52	$0.33	$1.04

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

8.	Share Capital - continued

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

The Company recognized a fair value of $784,395 as stock based compensation expense for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements; $nil for the release of escrow shares, and $nil for the fair value of warrants denominated in a foreign currency which were issued as compensation in the statement of comprehensive loss for the year-ended December 31, 2014; (For the year-ended December 31, 2013 - $395,092, $nil, and $nil respectively and for the year-ended December 31, 2012 - $905,689, $254,350, and $221,500 respectively).

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the years ended December 31, 2014, 2013 and 2012 is as follows:

		Weighted Average Exercise
	Number of Options	Price
Outstanding, January 1, 2014	3,810,000	$ 0.64
Granted	1,280,000	$ 0.64
Exercised	-	-
Forfeited	(200,000)	$ 0.65
Cancelled	-	-
Outstanding, December 31, 2014	4,890,000	$ 0.67
Exercisable, December 31, 2014	4,197,500	$ 0.69

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

8.	Share Capital - continued

Outstanding, January 1, 2013	3,650,000	$0.98
Granted	2,000,000	$0.51
Exercised	-	-
Forfeited	(1,840,000)	$1.25
Cancelled	-	-
Outstanding, December 31, 2013	3,810,000	$0.64
Exercisable, December 31, 2013	2,447,500	$0.65

Outstanding, January 1, 2012	2,835,000	$0.74
Granted	1,190,000	$1.47
Exercised	-	-
Forfeited	(300,000)	$0.50
Cancelled	(75,000)	$1.50
Outstanding, December 31, 2012	3,650,000	$0.98
Exercisable, December 31, 2012	2,113,750	$0.77

f)	Escrow Shares

a)	In connection with the acquisitions described in Note 6, at December 31, 2014:

i)

1,700,000 (December 31, 2013: 1,700,000; December 31, 2012: 1,700,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. During the year ended December 31, 2014, no shares were released from escrow (year-ended December 31, 2014: nil; year-ended December 31, 2012: 500,000). The Company recognized a fair value of $nil, (December 31, 2013: $nil; December 31, 2012) as stock based compensation expense in the statement of operations for the period. During the year ended December 31, 2014, nil shares were released from escrow (December 31, 2013: nil; December 31, 2012: 500,000).

ii)	Nil (December 31, 2013: 1,754,894; December 31, 2012: 14,499,156) common shares are being held in escrow under a pooling agreement and were subject to a timed release schedule under which:

a)	15% were released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);

b)	15% were released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;

c)	the remaining 10% were released on the first day of the ninth fiscal quarter after the First Quarter.

During the year ended December 31, 2014, 1,754,894 (December 31, 2013: 12,744,262; December 31, 2012: 11,100,844) common shares were released from escrow in accordance with the terms of a pooling agreement. As at December 31, 2014, all the common shares have been released from the pooling arrangement. The releases of the shares from escrow are non-compensatory.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

8.	Share Capital - continued

As the release of these shares is certain, they have been included in the calculation of loss per share.

On January 13, 2014, the Company’s common shares commenced trading on the TSX Venture Exchange as a Tier 1 issuer under its current trading symbol “RP”. RepliCel’s common shares were delisted from the Canadian Securities Exchange at the close of trading on January 10, 2014. In connection with the Company’s listing on the TSX Venture Exchange, 23,508,682 common shares, which represents approximately 49% of the Company’s issued and outstanding shares, were escrowed, with 25% of the escrowed shares being released upon listing and a further 25% every six months. In addition, stock options to acquire up to 1,400,000 shares are also subject to escrow under the same release schedule. At December 31, 2014, 11,732,307 shares and 700,000 stock options are held under escrow. The releases of the shares from escrow are non-compensatory.

g)	Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

	Warrants	Weighted Average
	Outstanding	Exercise Price
Outstanding, January 1, 2014	2,125,046	US$ 0.68
Exercised	(1,508,512)	US$ 0.50
Expired	(366,534)	US$ 0.50
Outstanding, December 31, 2014	250,000	US$ 2.00

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s consolidated statement of financial position and are fair valued at each reporting period.

During the year-ended December 31, 2014, 1,508,512 warrants were exercised for US$0.50 per warrant. The Company issued 1,508,512 common shares for cash proceeds of $834,218 (see note 8(b)). The warrants entitle holders to purchase an aggregate of 250,000 common shares. The assumptions used to determine the fair value of $3,633 at December 31, 2014 were as follows: (1) risk-free rate of 1.00%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 17 months; (5) share price of US$0.32; and (6) an exercise price of US$2.00.

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

8.	Share Capital - continued

The change in the fair value of the warrants for the year-ended December 31, 2014 was a loss of $7,695 (December 31, 2013 – loss of $140,182; December 31, 2012 – gain of $1,116,445) and was recorded in the consolidated statement of comprehensive loss.

	December 31, 2014	December 31, 2013
Warrants denominated in a foreign currency, opening balance	$208,387	$68,205
Fair value of warrants issued	-	-
Fair value of warrants exercised (note 8(b))	(212,449)	-
Change in fair value of warrants	7,695	140,182
Warrants denominated in a foreign currency, closing balance	$3,633	$208,387

h)	Warrants

The continuity of the number of warrants, each exercisable into one common share, is as follows:

			Weighted	Expiry
	Warrants		Average
	Outstanding		Exercise Price

May 12, 2012	250,000	US$	2.00	May 17,2016 (Note 8(g))
April 10, 2013	1,643,555	CAD$	0.50	April 10, 2015
May 21, 2013	400,000	CAD$	0.50	May 21, 2015
May 9, 2014	3,717,167	CAD$	1.00	May 9, 2016
May 9, 2014	297,373	CAD$	0.75	May 9, 2016
May 21, 2014	737,000	CAD$	1.00	May 21, 2016
May 21, 2014	58,960	CAD$	0.75	May 21, 2016
June 16, 2014	866,000	CAD$	1.00	June 16, 2016
Outstanding, December 31, 2014	7,970,055	CAD$	0.83

9.	Licensing Revenue

On July 9, 2013, the Company entered into a Collaboration and Technology Transfer Agreement (the “Agreement”) with Shiseido Company, Limited (“Shiseido”). The agreement provided the Company with an upfront payment of $4,120,400 (¥400,000,000), less withholding taxes of $412,040, for the transfer of technology to Shiseido to develop and commercialize the Company’s technologies to treat hair loss and promote growth with cell-based technology within certain territories (Japan, China, South Korea, Taiwan, and ASEAN Countries). Under the agreement, the collaboration between Shiseido includes the disclosure and discussion of future clinical trials and related documentation in relation the transferred technology. Each party is responsible for its own costs and expenses. The Company is also eligible to receive future milestone payments and royalties. The Company determined that the future milestone payments and royalties were substantive and contingent, and did not allocate any of the upfront consideration to these milestones. The Company’s responsibility with respect to the collaboration is limited to the transfer of technology to Shiseido (completed). Shiseido is responsible for all further development of the transferred technology within the territories described above.

At inception of the arrangement, the Company determined that the full amount of the upfront payment ($4,120,400) was the value of the technology transferred as Shiseido is responsible for all future development of the transferred technology. Accordingly, no amount of the upfront fee was allocated to future research and development. The Company did not receive any additional milestone payments or royalties during the year ended December 31, 2014 (2013: $nil; 2012: $nil).

The total revenue recognized under this arrangement was $nil, $4,120,400, and $nil for the years ended December 31, 2014, 2013 and 2012, respectively.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

10.	Related Party Transactions Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2014	December 31, 2013
Companies controlled by directors of the Company	$-	$25,868
Directors or officers of the Company	9,127	1,868
	$9,127	$27,736

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the amount established and agreed to by the parties.

	December 31, 2014	December 31, 2013	December 31, 2012
Research and development	$257,558	$258,180	$274,246
General and administrative	-	-	-
	$257,558	$258,180	$274,246

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2014	December 31, 2013	December 31, 2012
General and administrative – salaries	$438,500	$436,000	$411,000
Stock-based compensation	45,986	125,487	161,565
	$484,486	$561,487	$572,565

11.	Income Taxes

a)	Income tax recognized in profit or loss:

	2014	2013	2012

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	-	412,040	-
Deferred tax expense	-	-	-
Total	-	412,040	-

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

11.	Income Taxes - continued

b)	Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2013	2013	2012

Net income (loss) for the year before taxes	$(5,198,411)	$383,468	$(3,363,175)
Combined federal and provincial income tax rate	26.00%	25.75%	25.0%
Expected income tax expense (recovery)	(1,352,000)	99,000	(841,000)
Increase (decrease) resulting from
Foreign tax rate differential Income taxed at reduced rate	-	(76,000)	-
SR&ED credit claims	(129,000)	-	-
Stock-based compensation	257,000	102,000	63,000
Non-deductible items	16,000	11,040	5,000
Tax adjustment from rate change and other	-	(6,000)	4,000
Change in unrecognized deferred tax assets	1,208,000	282,000	769,000
Income tax expense	$-	$412,040	$-

Effective July 1, 2013, the British Columbia provincial rate increased from 10.00% to 11.00%. The tax rate for the Federal corporate tax remained the same at 15.00%. There were no changes to Federal or British Columbia provincial tax rates in the year ended December 31, 2014.

c)	The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2014	2013	2012

Deferred tax assets
Non-capital losses	$2,469,000	$1,613,000	$1,854,000
Equipment and other	74,000	98,000	90,000
Temporary differences relating to intellectual property costs	80,000	45,960	17,000
Foreign tax credit	412,040	412,040	-
Un-deducted SR&ED expenditure pool	234,000	74,000	-
Investment tax credit	177,000	-	-
Share issuance costs	77,000	-	-

Unrecognized deferred tax assets	(3,523,040)	(2,243,000)	(1,961,000)
	$-	$-	$-

Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods. No deferred tax asset has been recognized as this criteria has not been met.

At December 31, 2013, the Company has Canadian non capital losses totalling approximately $9,497,000 that expire beginning in 2028:

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

11.	Income Taxes - continued

Year of Expiry	Amount
2026	$-
2027	-
2028	533,000
2029	863,000
2030	-
2031	1,664,000
2032	2,290,000
2033	39,000
2034	4,108,000
$9,497,000

12.	Refundable Tax Credit

During the year-ended December 31, 2013, the Company received an assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development claim filed by TrichoScience for the period ending December 21, 2010. As a result of the assessment, TrichoScience received a refundable investment tax credit in the amount of $150,783.

13.	Financial Instruments and Risk Management

As at December 31, 2014, the Company’s financial instruments are comprised of cash, guaranteed investment certificates, accounts payable and accrued liabilities, and warrants denominated in a foreign currency. The fair values of cash, guaranteed investment certificates, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

•	currency risk;
•	credit risk;
•	liquidity risk; and
•	interest rate risk.

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

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At December 31, 2014, the Company held US dollar cash balances of $296,880 (US$255,184)

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

13.	Financial Instruments and Risk Management - continued

(December 31, 2013: $26,385 or US $24,807). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$2,969 (US$2,552) on the cash balance held December 31, 2014.

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

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2014:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$331,435	$331,435

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

		Level	December 31,	December 31,
	Classification		2014	2013

Cash and cash equivalents	Loans and receivables	Level 1	$535,114	$1,958,005
Guaranteed Investment Certificate	Loans and receivables	Level 1	$1,500,000	-
			$2,035,114	$1,958,005

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

13.	Financial Instruments and Risk Management - continued

Financial liabilities included in the statement of financial position are as follows:

	Classification	Level	December 31,	December 31,
			2014	2013
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	Level 2	$331,435	$369,355
Derivative financial liabilities:
Warrants denominated in a foreign currency	Fair value through profit or loss	Level 2	3,633	208,387
			$335,068	$577,742

There were no changes to the Company’s fair value measurement levels during the year ended December 31, 2014 (2013: no change). The Company does not have any Level 3 fair value measurements (2013: none).

14.	Commitments

The Company has entered into an operating lease agreement for its office premises. The term of the lease is for three years ending on October 31, 2015 and the annual commitments under the lease are as follows:

2015	2016
$117,618	$-

15.	Capital Management

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

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. There has been no change in the Company’s approach to capital management during the year-ended December 31, 2014.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2014
(Stated in Canadian Dollars)

16.	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the year-ended December 31, 2014, 2013 or 2012.

17.	Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.

18.	Events after the Reporting Date

On April 7, 2015, the Company extended the term of 1,643,555 and 400,000 common share purchase warrants with initial expiration dates of April 10, 2015 and May 21, 2015 respectively. The Company has received approval to extend the expiry date for a period of one year to April 10, 2016 and May 21, 2016, respectively.

ITEM 18 Financial Statements

Refer to Item 17 - Financial Statements

ITEM 19 Exhibits

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

4.6

Collaboration and Technology Transfer Agreement with RepliCel Life Sciences Inc. dated July 9, 2013 (portions of the exhibit has been omitted pursuant to a request for confidential treatment). (incorporated by reference from our Shell Company Report on Form 20-F, filed on March 18, 2014).

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

REPLICEL LIFE SCIENCES INC.

Per:	/s/ David Hall
David Hall
Chief Executive Officer, President and Director

Dated:	April 28, 2015

Per:	/s/ Tom Kordyback
Tom Kordyback
Chief Financial Officer

Dated:	April 28, 2015