Form 20-F
period 2015-12-31
REPLICEL LIFE SCIENCES INC.
filed 2016-04-28
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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
Lee Buckler, President & CEO
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
Not Applicable
 (Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,480,381 common shares as of December 31, 2015
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
 [   ] Item 17 [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).
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
 [   ] YES [   ] NO
GENERAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things, include:

•	our belief that chronic tendon injuries resulting from sports-related or occupational overuse is a significant unmet medical need;
•	our belief that RCT-01 has advantages over current treatments such as the use of non-steroidal anti- inflammatory medication or corticosteroids which are limited in efficacy;
•
our plan to complete the ongoing phase 1/2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic achilles tendinosis in Canada in 2016 and the details of this trial;

•	our belief that the treatment of sun-damaged and aging skin with the associated fine wrinkles in aread of aesthetic importance (face, neck, hands, etc) represents a significant market;
•	our plan to complete a phase 1 trial for RCS-01 in 2016;
•	our belief that a novel, injectable treatment for male and female androgenic alopecia represents a significant unmet market;
•	our plan to initiate a phase 2 dose-finding trail for RCH-01 in 2016;
•	our belief that the RCI-02 dermal injector device will have applications in certain and several dermatological procedures and that development of the device is expected to be completed in 2016;
•	the potential of our products;
•	our forecasts of expenditures;
•	our expectations regarding our ability to raise capital;
•	our business outlook;
•	our plans and objectives of management for future operations; and
•	our anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to our company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this annual report in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to, our assumption that there be:
•	no unforeseen changes in the legislative and operating framework for the business of our company;
•	a stable competitive environment; and
•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks set out in the section entitled “Risk Factors” commencing on page 7, which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the following risks:

•	negative results from our clinical trials;
•	the effects of government regulation on our business;
•	the viability and marketability of our technologies;
•	the development of superior technology by our competitors;
•	the failure of consumers and the medical community to accept our technology as safe and effective;
•	risks associated with our ability to obtain and protect rights to our intellectual property;
•	risks and uncertainties associated with our ability to raise additional capital; and
•	other factors beyond our control.

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
ITEM 2 Offer Statistics and Expected Timetable
Not applicable.
ITEM 3 Key Information
A. Selected Financial Data
The following financial data summarizes selected financial data for our company prepared in accordance with IFRS for the five fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011. The information presented below for the five year period ended December 31, 2015, 2014, 2013, 2012 and 2011 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.
Selected Financial Data
 (Stated in Canadian Dollars – Calculated in accordance with IFRS)
	Year ended Dec. 31, 2015 (audited)	Year ended Dec. 31, 2014 (audited)	Year ended Dec. 31, 2013 (audited)	Year ended Dec. 31, 2012 (audited)	Year ended Dec. 31, 2011 (audited)
Net sales or operating revenues	-	-	$4,120,400	-	-
Total expenses	$5,046,928	$5,210,616	$3,737,412	$3,363,175	$3,713,439
Net income (loss) before tax	$(5,044,014)	$(5,198,411)	$383,468	$(3,363,175)	$(3,713,439)
Income tax	-	-	$412,040	-	-
Total comprehensive loss	$(5,044,014)	$(5,198,411)	$(28,572)	$(3,363,175)	$(3,713,439)
Basic and diluted loss per share	$(0.09)	$(0.10)	$(0.00)	$(0.08)	$(0.10)
Total assets	$415,920	$2,141,288	$2,052,401	$505,488	$631,419
Net assets	$(601,781)	$1,806,220	$1,474,659	$21,158	$401,450
Share capital	$16,498,743	$14,047,244	$9,430,914	$8,319,082	$6,266,739
Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	56,875,443	50,904,852	45,246,932	42,680,615	34,942,240
Long-term debt	-	-	-	-	-
Disclosure of Exchange Rate History
Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 13, 2016, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rate of the Bank of Canada), was Cdn $1.2792 for each one US dollar. For the past five fiscal years ended December 31, 2015 and for the monthly periods subsequent to that date, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year	Average
December 31, 2011	0.9887
December 31, 2012	0.9996
December 31, 2013	1.0636
December 31, 2014	1.1643
December 31, 2015	1.2787

Month	High / Low
September 2015	1.3413/1.3147
October 2015	1.3242/1.2904
November 2015	1.3360/1.3083
December 2015	1.3990/1.3360
January 2016	1.4589/1.3969
February 2016	1.4040/1.3523
March 2016	1.3468/1.2962
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Much of the information included in this annual report includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward‑looking statements.
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

As of December 31, 2015, we had accumulated $20,504,393 in net losses since inception. Our business is focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.
We had cash in the amount of $175,791 and a working deficit of $622,881 as of December 31, 2015 and we anticipate that we will require a minimum of approximately $1,800,000 to proceed with a minimal plan of operations and approximately $3,000,000 to fund our full plan or operations for the twelve month period ended December 31, 2016. In order to fund our plan of operations for the next twelve months, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.
Our auditors’ opinion on our December 31, 2015 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.
We have incurred an accumulated deficit of $20,504,393 for the cumulative period from September 7, 2006 (inception) to December 31, 2015.  We anticipate generating losses for at least the next 12 months.  As at December 31, 2015 the Company has a working deficit of $622,881 (2014: working capital of $1,783,970) and a deficiency in equity of $601,781 (2014: equity of $1,806,220), and will require additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.
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
Concurrent with the reverse acquisition, we also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 of our common shares. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by our incoming Chief Executive Officer (“CEO”). 3,400,000 of our shares controlled by our CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between us and the escrow agent. These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The other 1,000,000 common shares issued were not subject to escrow provisions.  Mr. Hall resigned tom the CEO position effective January 1, 2016.  Mr. Hall returned 600,000 shares held in escrow to us in connection with his resignation.
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
On June 25, 2015, we completed a private placement consisting of a total of 6,575,093 units at a price of $0.31 per unit for total gross proceeds of $2,038,279. Each unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of three years from the closing of the private placement at a price of $0.51 per share. Finder’s fees of $94,881 were paid in cash and 306,068 agent’s options where each agent’s option entitles the agent the option to purchase one unit (“Agent’s Unit”) at a price of $0.31 per Agent’s Unit expiring two years from the closing of the private placement.  Each Agent’s Unit consists of one common share and one common share purchase warrant, which entitles the agent to purchase one additional common share expiring June 25, 2017 at a price of $0.51 per share.
On November 20, 2015 we completed the first tranche of a private placement, consisting of a total of 1,739,000 units at a price of $0.31 per unit for total gross proceeds of $539,090.  Each unit consisted of one common share one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $0.40 per share.  Finder’s fees of $43,127 were paid in cash and 139,120 agent’s options where each agent’s option entitles the agent the option to purchase one unit (“Agent’s Unit”) at a price of $0.31 per Agent’s Unit expiring two years from the closing of the private placement.  Each Agent’s Unit consists of one common share and one purchase warrant, which entitles the agent to purchase one additional common share expiring two years.  On December 23, 2015 we completed the second tranche of a private placement, consisting of a total of 219,000 units at a price of $0.31 per unit for total gross proceeds of $67,890.  Each unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $0.40 per share.  Finder’s fees of $2,952 were paid in cash and 9,520 agent’s options where each agent’s option entitles the agent the option to purchase one unit (“Agent’s Unit”) at a price of $0.31 per Agent’s Unit expiring two years from the closing of the private placement.  Each Agent’s Unit consists of one common share and one purchase warrant, which entitles the agent to purchase one additional common share expiring two years.
On February 24, 2016, we completed a warrant incentive program (the “Program”) announced on February 9, 2016 where 1,113,623 warrants were exercised in connection with the Program at an exercise price of $0.22 for gross proceeds totaling $244,997.  1,113,623 additional common share purchase warrants (each an “Incentive Warrant”) were granted in connection with the Program, with each Incentive Warrant entitling the holder to purchase one additional common share expiring on February 25, 2018 at a price of $0.40 per share.

On April 5, 2016, we completed a private placement of 1,886,625 shares at a price of $0.20 per share for gross proceeds of $377,525.
Capital Expenditures
During the last three fiscal years ended December 31, 2015, we did not undertake any capital expenditures. On March 11, 2011, we acquired an additional 2,050,000 shares of TrichoScience at a price of $1.00 per share. This acquisition was internally financed from the proceeds of our March 2011 private placement for gross proceeds of US$2,550,000.
Takeover offers
We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.
B. Business Overview and Plan of Operations
Overview
We are a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits. The diseases currently being addressed are chronic tendinosis, skin aging, and androgenetic alopecia (pattern baldness). Each disease state is consistent with a deficit of a specific cell type which we believe is critical to normal function. All treatments under development are based on our innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles. These products are built on our proprietary manufacturing platforms and are covered by issued and filed patents as well as trade secrets. We are also developing a programmable cell injector device designed for dermal injections of cells, currently approved dermal filler products, and a variety of other products injected through the skin.
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
Phase 1/2 Clinical Trial
On December 1, 2014, we announced receipt of a “No Objection Letter” from Health Canada in response to its Clinical Trial Application to Health Canada for its phase 1/2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic Achilles tendinosis. Health Canada’s clearance to initiate the trial permitted the participation of up to 28 subjects who have failed traditional tendon treatments and who are otherwise in good health.  Trial design was randomized, double-blinded, placebo-controlled with a treatment-to-placebo ration of 3:1. The mechanics of our treatment involve the extraction of as few as 20 hair follicles from the back of a patient’s scalp via a single punch biopsy. NBDS cells are isolated from the hair follicle sheath, replicated in a current Good Manufacturing Practices (cGMP) facility and are then reintroduced under ultrasound guidance directly into the area of damaged tendon. The collagen rich fibroblast cells are expected to initiate and complete the healing of the chronically injured tendon. After injections are performed, subjects will return to the clinic for assessments of safety, function and pain, as well as changes in tendon thickness, echotexture, interstitial tears and neovascularity. The primary end point is safety while a secondary end point of efficacy is being measured at six months. We will pursue further indications of other tendon populations including patellar tendinosis (jumper’s knee) and lateral and medial epicondylitis (tennis and golfer’s elbow).
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
Phase 1 Clinical Trial
On September 1, 2015, we announced it had received clearance from the German Competent Authority, the Paul-Ehrlich-Institute, to initiate a Phase 1 clinical trial to investigate the potential safety and efficacy of injecting RCS-01 into subjects with aged or UV-damaged skin. This trial is a randomized, double-blind, placebo controlled study of intradermal injections of RCS-01 designed to assess local safety as well as systemic safety.  In addition, quantitative analysis of skin gaining-related bio-markers is being conducted along with histopathological assessment of treatment sites to determine structural changes.
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
Phase I Clinical Trial
The primary protocol objective of the study was to assess the local (at treatment sites) safety profile of injections of autologous DSC cells at six months post-injection compared to placebo. Secondary protocol objectives were to assess systemic (overall) safety and efficacy (hair growth at treatment sites) at six months post-injection and local safety at 24 months post-injection. The six-month interim analysis was designed to provide us with safety information to support the regulatory filing for a phase II clinical trial. The six-month interim analysis results support the continued development of DSC cells for the treatment of androgenetic alopecia. Participants of the phase I clinical trial are being followed for five years. The primary objective of the study is to provide long-term safety profile of injections of cultured DSC cells five years after injection compared to control.

Proposed Phase 2 Clinical Trial
The Company is preparing a clinical trial application seeking clearance to conduct a phase 2 dose-finding trial of RCH-01.  The Company expects to file this clinical trial application with the German Competent Authority, the Paul-Ehrlich-Institute in 2016.  The proposed trial design will involve male subjects in good health with mild to moderate androgenetic alopecia. After injections of RCH-01 are performed, subjects will return to the clinic for assessment of total, terminal and vellus hair density and cumulative hair thickness, as well as safety. The primary endpoint of efficacy will be measured at 12 months post final injection.
Collaboration Agreement
We have entered into a Collaboration and Technology Transfer Agreement with Shiseido, one of the world’s largest cosmetic companies. Both companies will work towards establishing a clinical research program in Asia, with the goal of increasing the available human clinical data on RCH-01. We anticipate that collaborative technology transfer will continue between the companies as any new improvements to the RCH-01 technology are developed by either party. This agreement gives Shiseido an exclusive geographic license to use our RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 billion people.
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
We believe that this device will have applications in certain other dermatological procedures requiring injections of specific volumes of material at specific depths and as such, will look at licensing opportunities in these areas. In addition to the programmable variables of volume and depth, the device will also have interchangeable heads for different injection procedures (single and multi-needle). We expect commercial-ready prototypes to be built and tested in 2016.
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
D. Property, Plant and Equipment
Our head office is located at Suite 2020 – 401 West Georgia Street, Vancouver, BC V6B 5A1. We have entered into an operatory lease agreement for our office premises, the term for which expires on October 31, 2017. Research and development is being conducted under contract with the University of British Columbia by Kevin McElwee, PhD at the UBC Dermatology facilities in Vancouver, British Columbia, Canada and by Dr. Rolf Hoffmann in Germany. We have no current plans to construct or lease dedicated laboratory facilities.

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
A. Operating Results
Year Ended December 31, 2015 Compared to Year Ended December 31, 2014
	Year ended December 31,		Change 2015 to 2014
	2015 ($)	2014 ($)	Increase/ (Decrease) ($)	Percent Change
Revenue
Licensing fees	-	-	-	-
Expenses
Research and development	2,319,830	1,942,877	376,953	19%
General and administrative	2,727,098	3,267,739	(540,641)	(17)%
Other items	(2,914)	(12,205)	9,291	(76)%
Total loss	(5,044,014)	(5,198,411)	154,397	(3)%

Research and development expenses totaled $2,319,830 for the year ended December 31, 2015 compared to $1,942,877 for the year ended December 31, 2014. Research expense for the year ended December 31, 2015 was $1,535,094 compared to $1,469,196 in the prior year period. The increase was the result of the development of the RCI-02 injector device prototype include intellectual property costs and the improvements in the cell replication process for RCH-01. During the year ended December 31, 2015, the Company incurred costs of $784,736 relating to our clinical trials compared to $473,681 for the year ended December 31, 2014.  The increase was the result of entering into the clinical stage for our RCT-01 and RCS-01 products.
General and administrative expenses totaled $2,727,098 for the year ended December 31, 2015 compared to $3,267,739 for the year ended December 31, 2014.  The decrease is primarily attributable to a decrease in stock based compensation from $784,395 for the year ended December 31, 2014 to $131,714 for the year ended December 31, 2015.  The overall decrease in stock-based compensation expense in 2015 compared to 2014 was primarily due to the vesting of options in 2014.
Total comprehensive loss for the year ended December 31, 2015 was $5,044,014, or $0.09 per share on a basic and diluted basis, compared to a net loss of $5,198,411, or $0.10 per share on a basic and diluted basis, for the year ended December 31, 2014.
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

There was no revenue from operations for the year ended December 31, 2014. During the year ended December 31, 2013, the Company completed a Collaboration and Technology Transfer Agreement with Shiseido. Shiseido paid us an upfront fee of $4,120,400 (¥400,000,000). The Company recorded gross revenue from its licensing agreement with Shiseido in the amount of $4,120,400, less withholding taxes of $412,040; the Company received $3,708,360 during the third quarter of 2013.
Research and development expenses totaled $1,942,877 for the year ended December 31, 2014 compared to $1,561,963 for the year ended December 31, 2013. Research expense for the year ended December 31, 2014 was $1,469,196 compared to $1,321,728 in the prior year period. The increase was the result of advancing the pre-clinical work for RCT-01, development of the RCI-02 injector device prototype, improvements in the cell replication process for RCH-01 in preparation for our submission to regulatory authorities and incremental expenditure on intellectual property. During the year ended December 31, 2014, the Company incurred costs of $473,681 relating to our clinical trials compared to $240,235 for the year ended December 31, 2013.  The increase was the result of increased operational activities in 2014 and on-going clinical development.
General and administrative expenses totaled $3,267,739 for the year ended December 31, 2014 compared to $2,175,209 for the year ended December 31, 2013.  The increase is primarily attributable to an increase in the following expenses: consulting (2014: $332,428, 2013: $185,000); marketing and investor relations activities (2014: $547,461, 2013: $228,791); transfer agent and filing fees (2014: $155,796, 2013: $87,747); and travel (2014: $219,197, 2013: $155,730).  These increases are primarily a result of the Company listing on the TSX Venture Exchange and an overall increase to operational activities in 2014.
The Company recognized a stock based compensation charge of $784,395 for the year ended December 31, 2014 (2013: $395,092) for stock options granted under the Company stock option plan and founders stock option agreements.  The overall increase in stock-based compensation expense in 2014 compared to 2013 was primarily due to the vesting of options in 2014.
During the year ended December 31, 2013, the Company received an assessment as a result of Canada Revenue Agency’s audit of the Scientific Research & Experimental Development claim filed by TrichoScience Innovations, Inc. (“TrichoScience”) for the period ending December 21, 2010. As a result of the assessment, TrichoScience received a refundable investment tax credit in the amount of $150,783 compared to $nil for the year ended December 31, 2014.
Total comprehensive loss for the year ended December 31, 2014 was $5,198,411, or $0.10 per share on a basic and diluted basis, compared to a net loss of $28,572, or $nil per share on a basic and diluted basis, for the year ended December 31, 2013.
B. Liquidity and Capital Resources
Our consolidated financial statements have been prepared on a going concern basis which assumes that we will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2015, we had earned $4,120,400 in revenue from its business, had an accumulated deficit of $20,504,393 since incorporation and expected to incur further losses in the development of our business, which casts substantial doubt about our ability to continue as a going concern.  At December 31, 2015, we had a working deficit of $622,881.  Additional working capital will be required for research and development along with general and administrative expenses and to further our business plans. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue as a going concern.
Year Ended December 31, 2015 Compared to Year Ended December 31, 2014
Operating Activities
During the year ended December 31, 2015, $4,361,430 was used in net cash from operating activities compared to $4,445,854 of cash provided in operating activities for the year ended December 31, 2014.  The decrease in cash used by operating activities was a result of an increase in the accounts payable balance offset with a decrease in the prepaid expenses and deposits balance.

Investing Activities
During the year ended December 31, 2015, the net cash provided in investing activities was $1,497,808 compared to net cash used in investing activities of $1,510,165 for the year ended December 31, 2014.  Investing activities relate solely to the purchase of equipment and the redemption of a Guaranteed Investment Certificate.
Financing Activities
During the year ended December 31, 2015, the Company completed private placements for total gross proceeds of $2,645,256. Finder’s fees of $140,960 were paid in connection with these private placements. During the year ended December 31, 2014, the Company issued 1,508,512 common shares at a price of US$0.50 per share for gross proceeds of $834,218 in connection with the exercise of share purchase warrants.  In addition, the Company completed private placements for total gross proceeds of $3,990,125. Finder’s fees of $291,215 were paid in connection with these private placements. Additional working capital will be required for general and administrative expenses and to further its business plans.
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
Going Concern
Due to the uncertainty of our ability to meet our current operating and capital expenses, in the auditor’s report on our annual financial statements for the year ended December 31, 2015, our auditors included an explanatory paragraph on their report in respect of there being substantial doubt about our ability to continue as a going concern.
We anticipate that we will require a minimum of approximately $1,800,000 to proceed with a minimal plan of operations and approximately $3,000,000 to fund our full plan or operations for the twelve month period ended December 31, 2016. We have no current material commitments for capital expenditures.
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
Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in our annual audited financial statements for the year ended December 31, 2015 are as follows:
Share Based Payments and Derivatives Liabilities related to Equities
We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8(d) of our annual audited financial statements for the year ended December 31, 2015.
Similar methodology to the share-based payments is used to determine the fair value of derivative liabilities related to warrants denominated in U.S. dollars. The assumptions and models used for estimating the fair value for derivative liabilities are disclosed in Note 8(g) to our annual audited financial statements for the year ended December 31, 2015.
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

C. Research and Development, Patents and Licenses etc.
Research and development expenses totaled $2,319,830 for the year ended December 31, 2015 compared to $1,942,877 for the year ended December 31, 2014. Research expense for the year ended December 31, 2015 was $1,535,094 compared to $1,469,196 in the prior year period. The increase was the result of the development of the RCI-02 injector device prototype include intellectual property costs and the improvements in the cell replication process for RCH-01. During the year ended December 31, 2015, the Company incurred costs of $784,736 relating to our clinical trials compared to $473,681 for the year ended December 31, 2014.  The increase was the result of entering into the clinical stage for our RCT-01 and RCS-01 products.
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
F. Contractual Obligations
Our only contractual obligations are an operating lease agreement for our office premises. The term of the lease is for three years with it ending on October 31, 2017 and the annual commitments for 2016 and 2017 is $143,707 and 119,756 respectively.
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
Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Lee Buckler	Chief Executive Officer, President and Director	49	October 1, 2014
Tom Kordyback	Chief Financial Officer	64	August 22, 2011
Dr. Rolf Hoffmann	Chief Medical Officer	54	December 22, 2010
Dr. Kevin McElwee	Chief Scientific Officer	45	December 22, 2010
David Hall (1)	Chairman of the Board and Director	62	December 22, 2010
Peter Jensen(1)	Director	64	December 22, 2010
John Challis(1)	Director	69	March 11, 2011
Peter Lewis(1)	Director	60	May 27, 2011
Geoff Mackay (1)	Director	50	October 14, 2015
Darrell Panich	VP Clinical Affairs	44	March 15, 2010
Brooke Hurford	Finance Director and Secretary	34	July 7, 2014
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

David Hall – Chairman of the Board and Director
Mr. Hall has almost two decades of experience in the life sciences industry. From 1994 through 2008, he served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC and currently serves as a director of Advantage BC. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a member of the University of British Columbia’s Tech Equity Investment Committee, a director and Chairman of the Audit Committee of GLG Lifetech Corporation.
Peter Jensen – Director
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
Geoff MacKay – Director
Mr. MacKay is a skilled biopharmaceutical executive focused in the field of regenerative medicine for the past 20 years. Mr. MacKay is currently CEO of AVROBIO Inc., a clinical stage company focused on delivering step-change cell & gene therapies targeting cancer and rare disease. Previously, he spent 11 years as CEO of Organogenesis Inc. He is credited with helping build Organogenesis into the leading cell therapy business in the world as measured by revenue, patients treated, FDA indications and overall scale of operations.  Mr. MacKay also has a strong pharma heritage, having spent 11 years at Novartis where he held senior leadership positions within the Immunology franchise in Canada, USA and at the Global office in Basel Switzerland.
Mr. MacKay has broad international experience and contacts across pharma, biotech and device industries via leadership roles within the life science industry. Examples include: Chairman of the Board of MassBio, Chairman of the Board of the Alliance of Regenerative Medicine, Advisory Council to the Health Policy Commission for Massachusetts, Deans Advisory Council Western University School of Podiatric Surgery, and Chairman of Audit Committee of the Center for Commercialization of Regenerative Medicine (C.C.R.M.).

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
B. Compensation
The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2015:
SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Lee Buckler CEO, President and Director	2015	175,000	N/A	N/A	N/A	N/A	N/A	N/A	175,000
Tom Kordyback Chief Financial Officer	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Rolf Hoffmann Chief Medical Officer and Director	2015	173,910(2)	N/A	26,000	N/A	N/A	N/A	N/A	199,910
Dr. Kevin McElwee Chief Scientific Officer Founder of TrichoScience	2015	60,000(3)	N/A	N/A	N/A	N/A	N/A	N/A	60,000
David Hall Chairman and Director	2015	360,000	N/A	N/A	N/A	N/A	N/A	N/A	360,000
Peter Jensen Director	2015	N/A	N/A	N/A	N/A	N/A	N/A	17,750(4)	17,750
John Challis Director	2015	N/A	N/A	N/A	N/A	N/A	N/A	10,750(5)	10,750
Peter Lewis Director	2015	N/A	N/A	N/A	N/A	N/A	N/A	12,500(6)	12,500
Geoff MacKay Director	2015	N/A	N/A	15,216	N/A	N/A	N/A	2,8877)	18,103
Darrell Panich VP, Clinical Affairs	2015	125,000	N/A	N/A	N/A	N/A	N/A	N/A	125,000
Brooke Hurford Finance Director and Secretary	2015	95,000	N/A	N/A	N/A	N/A	N/A	N/A	95,000

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

(2)	Paid to companies controlled by Dr. Hoffmann.
(3)	Paid to a company controlled by Dr. McElwee.
(4)	Mr. Jensen earned $17,750 in director’s fees by our company for the fiscal year ended December 31, 2015.
(5)	Mr. Challis earned $10,750 in director’s fees by our company for the fiscal year ended December 31, 2015.
(6)	Mr. Lewis earned $12,500 in director’s fees by our company for the fiscal year ended December 31, 2015.
(7)	Mr. MacKay earned $2,887 in director’s fees by our company for the fiscal year ended December 31, 2015.

Pension, Retirement or Similar Benefits
We do not provide pension, retirement or similar benefits to directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2015 to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.
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

Consulting Agreement: Lee Buckler
Pursuant to an employment agreement, effective as of January 1, 2016, between Lee Buckler and our company, Mr.  Buckler serves as President and Chief Executive Officer of our company and TrichoScience for a base salary of $240,000 per annum. Under the agreement, Mr. Buckler will be eligible to participate in a bonus plan as and when established by our company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Buckler during each fiscal year in accordance with milestones to be established by our board of directors. Mr. Buckler is entitled to receive a retention bonus where our company will pay $45,000 on the earlier of April 30, 2016 or 30 days after our company completes an equity financing with minimum gross proceeds of $3,000,000.  Mr. Buckler may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If Mr. Buckler’s employment is terminated for any reason other than for just cause, we will pay Mr. Buckler: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for the first year of employment or a lump sum amount as severance compensation equal to twelve months of base salary after the first year of employment plus an additional two months of base salary for each full year of employment after the initial year up to a maximum of eighteen months of base salary, and a lump sum payment as compensation for the loss of Mr. Buckler’s entitlement to benefits up to a maximum of $100,000.
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

Audit Committee
Our audit committee is comprised of Peter Lewis, John Challis. Peter Jensen, and Geoff MacKay. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review, following which the report of the audit committee on the financial statements is submitted to the board of directors.
Nominating, Compensation and Corporate Governance Committee
Our nominating, compensation and corporate governance committee is comprised of Peter Lewis, John Challis,  Peter Jensen and Geoff MacKay. The purpose of the nominating, compensation and corporate governance committee is to identify individuals qualified to become directors on our board of directors or any of its committees, consistent with criteria approved by our board of directors, and to select, or to recommend that our board of directors select, such director nominees, whether at the next annual meeting of the shareholders or otherwise. The committee also periodically evaluates the qualifications and independence of each director on our board of directors or its various committees and recommend to our board of directors, as the committee may deem appropriate, any recommended changes in the composition of our board of directors or any of its committees. The committee also develops and recommends to our board of directors corporate governance principles applicable to our company and annually assess the performance of our board of directors.
D. Employees
As of December 31, 2015, we had six full time employees and ten contractors, the majority of which are located in Vancouver, British Columbia. These employees and contractors have expertise in biotechnology management, clinical trials, financial management and communications.
E. Share Ownership
Our directors, senior management and key employees beneficially own, directly or indirectly, the number of shares set out in the table below:
Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)
Lee Buckler CEO, President and Director	34,044	*
Tom Kordyback Chief Financial Officer	137,718	*
Dr. Rolf Hoffmann Chief Medical Officer and Director	5,218,268	8.1%
Dr. Kevin McElwee Chief Scientific Officer	4,241,717	6.6%
David Hall Chairman and Director	1,559,260 (3)	2.4%
Peter Jensen Director	505,000 (4)	*
Peter Lewis Director	50,000	*
John Challis Director	Nil	Nil
Geoff MacKay Director	Nil	Nil
Darrell Panich VP, Clinical Affairs	Nil	Nil
Brooke Hurford, Finance Director and Secretary	1,000	*

*	Less than 1%.
(1)
Does not include options to acquire common shares of our company held by the persons set forth in the table. For a description of options held by the persons set forth in the table above, see below under the heading “Stock Option Plan”.

(2)	Based on 63,994,004 common shares issued and outstanding as of April 4, 2016.
(3)	Does not include 1,000,000 common shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.
(4)	Includes 77,500 common shares held by other individuals over which Mr. Jenson has control.

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

The following table sets forth the amount and terms of options to acquire common shares of our company we have granted to our directors, senior management and key employees:
Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
Lee Buckler CEO, President and Director	150,000	September 12, 2014	$0.53	September 12, 2019
	50,000	October 1, 2014	$0.55	October 1, 2019
Tom Kordyback Chief Financial Officer	100,000	September 5, 2013	$0.55	September 5, 2020
Dr. Rolf Hoffmann Chief Medical Officer and Director	350,000	December 22, 2010	US$0.50	July 13, 2017
Dr. Kevin McElwee Chief Scientific Officer	350,000	December 22, 2010	US$0.50	July 13, 2017
Peter Jensen Director	65,000	December 22, 2010	US$0.50	July 13, 2017
	10,000	September 5, 2013	$0.55	September 5, 2020
John Challis Director	100,000	September 5, 2013	$0.55	September 5, 2020
Peter Lewis Director	100,000	September 5, 2013	$0.55	September 5, 2020
Geoff MacKay Director	150,000	October 14, 2015	$0.36	October 14, 2020
Darrell Panich VP, Clinical Affairs	100,000	March 11, 2011	US$1.00	March 11, 2018
	100,000	September 5, 2013	$0.55	September 5, 2020
Brooke Hurford Finance Director and Secretary	30,000	July 7, 2014	$0.66	July 7, 2019
ITEM 7 Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth persons known to us to be the beneficial owner of more than five percent (5%) of each class of our shares issued and outstanding as of April 4, 2016:
Name	Number of Common Shares(1)	Percentage of Common Shares(2)
Dr. Rolf Hoffmann	5,218,268	8.1%
Dr. Kevin McElwee	4,241,717	6.6%
Dr. Jerry Shapiro	4,241,717	6.5%
Matthew Wayrynen	3,981,744 (3)	5.9%
David Hall	1,559,260 (4)	2.8%

(1)	Does not include options to acquire common shares of our company held by the persons set forth in the table.
(2)
Based on 63,994,004 common shares issued and outstanding as of April 4, 2016. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

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

The following table sets forth the number of our issued and outstanding common shares that are held by record holders in the United States. We have no Class A preference shares outstanding:
Class	Number of Shareholders	Total Shares Held	Percentage of Common Shares
Common Shares	954	4,035,090	6.12%(1)

(1)	Based on 65,881,629 common shares issued and outstanding as of April 25, 2016.
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
Related party balances
The following amounts due to related parties are included in trade payables and accrued liabilities:
	December 31, 2015	December 31, 2014	December 31, 2013
Research and development fees owing to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, a director and officer of our company,	$56,030	-	$14,818
Dermaticum, a company controlled by Rolf Hoffmann, a director and officer of our company	$1,636	-	$1,050
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$15,250	-	$10,000
Kevin McElwee, an officer of our company	-	-	$1,868
General and administrative fees (salaries) owed to:
David Hall, a director of our company	$120,000	$9,127	-
Peter Jensen, a director of our company	$8,500	-	-
Peter Lewis, a director of our company	$5,750	-	-
Geoff MacKay, a director of our company	$2,887	-	-
John Challis, a director of our company	$5,750	-	-
	$215,803	$9,127	$27,736
These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions
We incurred the following transactions with companies that are controlled by directors and/or officers of our company. The transactions were measured at the amount established and agreed to by the parties.
	December 31, 2015	December 31, 2014	December 31, 2013
Research and development fees paid to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, a director and officer of our company,	$168,000	$183,060	$190,053
Dermaticum, a company controlled by Rolf Hoffmann, a director and officer of our company	$5,910	$8,736	$11,342
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$60,000	$65,762	$56,785
	$233,910	$257,558	$258,180
Key management compensation
Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, our chief executive officer and our chief financial officer. For details regarding the compensation, please see Item 6.B.
	December 31, 2015	December 31, 2014	December 31, 2013
General and administrative – salaries	$578,887	$438,500	$436,000
Stock-based compensation	$42,216	$45,986	$125,487
	$621,103	$484,486	$561,487
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
Audited Annual Financial Statements as at December 31, 2015 and 2014:
Independent Auditor’s Report of BDO Canada LLP, dated April 27, 2016;
Consolidated Statement of Financial Position as at December 31, 2015 and 2014;
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2015, 2014 and 2013;
Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013;
Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and
Notes to the Consolidated Financial Statements.
The audited consolidated financial statements for the years ended December 31, 2015 and 2014 can be found under “Item 17 Financial Statements”.

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
B. Significant Changes
There were no significant changes in our financial affairs since December 31, 2015.
ITEM 9 The Offer and Listing
A. Offer and Listing Details
Price History
Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board or the OTCQB, as applicable, currently under the symbol “REPCF”. The following table sets forth the annual high and low market prices for our common shares on the OTC Bulletin Board or the OTCQB, as applicable, for the five most recent full fiscal years:
OTC Bulletin Board / OTCQB
Annual Highs and Lows	High (U.S.$)	Low (U.S.$)
2011	3.05	1.75
2012	2.60	0.75
2013	0.78	0.35
2014	0.87	0.30
2015	0.454	0.10
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
TSX Venture Exchange
Annual Highs and Lows	High (CAD$)	Low (CAD$)
2014	0.93	0.58
2015	0.55	0.125
The high and low market prices for our common shares for each full fiscal quarter for the two most recent full fiscal years on the OTC Bulletin Board or the OTCQB, as applicable, were as follows:
OTC Bulletin Board / OTCQB
Quarterly Highs and Lows	High (U.S.$)	Low (U.S.$)
2014
First Quarter	0.87	0.52
Second Quarter	0.74	0.49
Third Quarter	0.65	0.44
Fourth Quarter	0.46	0.26
2015
First Quarter	0.547	0.256
Second Quarter	0.454	0.26
Third Quarter	0.371	0.25025
Fourth Quarter	0.2898	0.166
The high and low market prices for our common shares for each full fiscal quarter the stock was listed on the CSE were as follows:

CSE
Quarterly Highs and Lows	High (CAD$)	Low (CAD$)
2013
First Quarter	0.75	0.41
Second Quarter	0.50	0.50
Third Quarter	0.50	0.25
Fourth Quarter	0.50	0.25
2014
First Quarter	No trades
The high and low market prices for our common shares for each full fiscal quarter since listing on the TSX Venture Exchange were as follows:
TSX Venture Exchange
Quarterly Highs and Lows	High (CAD$)	Low (CAD$)
2014
First Quarter	0.99	0.50
Second Quarter	0.80	0.55
Third Quarter	0.70	0.48
Fourth Quarter	0.52	0.30
2015
First Quarter	0.72	0.32
Second Quarter	0.58	0.32
Third Quarter	0.465	0.325
Fourth Quarter	0.37	0.24

The high and low market prices of our common shares for each of the most recent six months on the OTC Bulletin Board or the OTCQB, as applicable, were as follows:
OTC Bulletin Board / OTCQB
Monthly Highs and Lows	High (U.S.$)	Low (U.S.$)
October 2015	0.2898	0.18
November 2015	0.2314	0.2
December 2015	0.22	0.166
January 2016	0.225	0.18
February 2016	0.194	0.1313
March 2016	0.1609	0.14
The high and low market prices of our common shares for each of the most recent six months on the TSX Venture Exchange were as follows:
TSX Venture Exchange
Monthly Highs and Lows	High (CAD$)	Low (CAD$)
October 2015	0.37	0.24
November 2015	0.31	0.27
December 2015	0.295	0.24
January 2016	0.325	0.25
February 2016	0.27	0.19
March 2016	0.215	0.175
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
C. Material Contracts
The material contracts which our company and TrichoScience have entered into during the last two years are set out below.
•	On January 15, 2013, our company entered into an arrangement with a Berlin-based investor relations firm, Deutsche Investors-Relations GmbH (“Deutsche IR”). The arrangement is for a period of twelve months commencing on January 15, 2013 and expiring January 15, 2014, for compensation of €3,350 per month. Pursuant to the terms of the arrangement, Deutsche IR agreed to conduct investor relations activities for our company and to raise our profile in the financial marketplace and the financial press using informational reports and public filings of our company. The arrangement was terminated on September 1, 2013.
•	On July 9, 2013, our company entered into a Collaboration and Technology Transfer Agreement with Shiseido for an exclusive geographic license for our RCH-01 hair regeneration technology. Under the agreement, Shiseido paid us an upfront fee of ¥400,000,000 ($4,120,400) (paid). In addition, Shiseido will pay us sales milestones up to ¥3,000,000,000. We are also entitled to royalties on sales. Under the agreement, the collaboration between Shiseido includes the disclosure and discussion of future clinical trials and related documentation in relation the transferred technology. Each party is responsible for its own costs and expenses. Our responsibility with respect to the collaboration is limited to the transfer of technology to Shiseido (completed).
•	On September 1, 2013, our company entered into an agreement with Westwicke Partners as its investor relations agency to assist in our communications with investors. Westwicke Partners provides strategic investor relations and capital markets advisory services exclusively to public and private companies in the healthcare sector. The agreement is for a period of 12 months, expiring August 31, 2014 for compensation of US$15,000 per month. The agreement was terminated on June 30, 2014.

•	On November 29, 2013, TrichoScience signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority (together, the “Institutions”). Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and we agreed to pay research costs totaling $179,650. We will gain the rights to any intellectual property arising from the collaborative research agreement. TrichoScience agreed to make the following payments to the Institutions in installments, as follows: $44,912.50 on January 1, 2014, $44,912.50 on April 1, 2014, $44,912.50 on July 1, 2014, and $44,912.50 on October 1, 2014.
•	On February 26, 2014, our company entered into an agreement with Ubika Communication, a division of Ubika Corporation to provide capital market exposure in exchange for an initial payment of $10,000 and a $2,500 per month fee for a period of 12 months. Ubika Communication provides capital market exposure services via their flagship website portal smallcapower.com (SCP) which is also featured on the Financial Post website. SCP represents a unique way for small cap companies to bridge between the traditional investor relations business model and the online world that is becoming increasingly important for maximizing shareholder value. The agreement was terminated on November 1, 2014.
•	On June 1, 2014, our company entered into an agreement with Christina Cameron, an Investor Relations consultant to create and execute the company’s investor relations strategy within Canada. The agreement is for a period of 12 months, expiring June 1, 2015 for compensation of $7,500 per month. Ms. Cameron is a life sciences capital markets expert with over 13 years of experience in investor relations and investment banking. Her extensive network of sell-side, buy-side, retail investors and industry partners will be invaluable to RepliCel as it looks to broaden its Canadian stakeholder base.
•	On September 9, 2014, our company entered into an agreement with Venture-Liquidity Providers Inc. (“VLP”) to initiate its market-making service to provide assistance in maintaining an orderly trading market for the common shares of the Company. The agreement is for a period of 12 months, expiring September 9, 2015 for compensation of $5,000 per month.
•	On June 18, 2014, our company entered into an agreement with O&M Partners, LLC to assist in targeting non-deal institutional and independent money managers throughout the United Stated including financial centers often overlooked by biotech companies. The agreement is for a period of 6 months, expiring December 18, 2014 for compensation of USD $6,000 per month.
•	On January 1, 2015, TrichoScience signed a collaborative research agreement with the University of British Columbia and the Vancouver Coastal Health Authority. Under the collaborative research agreement, the Institutions agreed to undertake hair cell research and we agreed to pay research costs totaling $179,650. We will gain the rights to any intellectual property arising from the collaborative research agreement. We agreed to make the following payments to the Institutions in installments, as follows: $44,912.50 on January 1, 2015, $44,912.50 on April 1, 2015, $44,912.50 on July 1, 2015, and $44,912.50 on October 1, 2015.
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
Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2015 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2015 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.
Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2015. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.
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
C. Changes in Internal Controls Over Financial Reporting
There were no changes in internal controls over financial reporting during the year ended December 31, 2015 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2015, conducted by our principal executive officer and principal financial officer, we expect to make such changes in the year ended December 31, 2015.
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
ITEM 16C Principal Accountant Fees and Services
Audit Fees
Our board of directors appointed BDO Canada LLP, Chartered Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2015. The aggregate fees billed by BDO Canada LLP for audit services rendered for the audit of our annual financial statements and interim reviews of our quarterly financial statements for the fiscal years ended December 31, 2015 and December 31, 2014 were $86,449 and $65,505, respectively.

Audit Related Fees
For the fiscal year ended December 31, 2015, and 2014, the aggregate fees billed for audit related services by BDO Canada LLP were $nil and $nil, respectively.
Tax Fees
For the fiscal years ended December 31, 2015 and 2014, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP were $6,562 and $7,612.50, respectively.
All Other Fees
For the fiscal years ended December 31, 2015 and 2014, the aggregate fees billed by BDO Canada LLP for other non-audit professional services, other than those services listed above, were $nil and $nil, respectively.
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

ITEM 17 Financial Statements
Financial Statements Filed as Part of this Report:
Audited Annual Financial Statements as at December 31, 2015 and 2014:
Independent Auditor’s Report of BDO Canada LLP, dated April 27, 2016
Consolidated Statement of Financial Position as at December 31, 2015 and 2014;
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2015, 2014 and 2013;
Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013;
Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and
Notes to the Consolidated Financial Statements.

REPLICEL LIFE SCIENCES INC.

INDEPENDENT AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

For the year-ended December 31, 2015

(Stated in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Independent Auditor’s Report

To the Shareholders of RepliCel Life Sciences Inc.

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014 and the consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of RepliCel Life Sciences Inc. as at December 31, 2015 and 2014 and its financial performance and its cash flows for the years ended December 31, 2015, 2014, and 2013 in accordance with International Financial Reporting Standards.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 2(a) in the accompanying financial statements which indicates the Company has incurred operating losses since inception, has a working capital deficiency, and a deficiency in shareholder’s equity, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

(Signed) "BDO Canada LLP"

Chartered Professional Accountants

Vancouver, British Columbia
April 27, 2016

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

	Notes	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents		$175,791	$535,114
Guaranteed Investment Certificate		-	1,500,000
Sales taxes recoverable		25,816	29,109
Prepaid expenses and deposits		193,213	51,182
		394,820	2,115,405
Non-current assets
Equipment	7	21,100	25,883
Total assets		$415,920	$2,141,288

Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	$1,017,701	$331,435

Non-current liabilities
Warrants denominated in a foreign currency	8g	-	3,633
Total liabilities		1,017,701	335,068

Shareholders’ equity
Common shares	8	16,498,743	14,047,244
Contributed surplus	8	3,403,869	3,219,355
Accumulated deficit		(20,504,393)	(15,460,379)
Total shareholders’ equity (deficiency)		(601,781)	1,806,220
Total liabilities and shareholders’ equity		$415,920	$2,141,288

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Lee Buckler”
Director	Director

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Comprehensive Loss
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

	December 31, 2015	December 31, 2014	December 31, 2013
Revenue
Licensing fees (Note 9)	$-	$-	$4,120,400

Expenses
Research and development (Note 10)	2,319,830	1,942,877	1,561,963
General and administrative (Note 6, 7, and 10)	2,727,098	3,267,739	2,175,209
Income (loss) before other items	(5,046,928)	(5,210,616)	383,228
Other items:
Change in fair value of warrants denominated in a foreign currency (Note 8g)	3,633	(7,695)	(140,182)
Foreign exchange gain (loss)	(15,452)	3,502	(10,361)
Interest income	14,733	16,398	-
Scientific research and development credit (Note 12)	-	-	150,783
Net income (loss) before tax	(5,044,014)	(5,198,411)	383,468
Income tax (Note 9, 11)	-	-	(412,040)
Total comprehensive loss	$(5,044,014)	$(5,198,411)	$(28,572)
Basic and diluted loss per share	$(0.09)	$(0.10)	$(0.00)

Weighted average shares outstanding	56,875,443	50,904,852	45,246,932

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Cash Flows
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

	December 31, 2015	December 31, 2014	December 31, 2013

Operating activities
Comprehensive loss	$(5,044,014)	$(5,198,411)	$(28,572)
Add items not involving cash:
Depreciation	6,975	7,606	6,125
Stock-based compensation	131,714	784,395	395,092
Change in fair value of warrants	(3,633)	7,695	140,182

Changes in non-cash working capital balances:
Sales taxes recoverable	3,293	(4,605)	23,209
Prepaid expenses and deposits	(142,031)	(4,614)	5,326
Accounts payable and accrued liabilities	686,266	(37,920)	(46,770)
Net cash provided by (used in) operating activities	(4,361,430)	(4,445,854)	494,592

Investing activities
Guaranteed Investment Certificate	1,500,000	(1,500,000)	-
Purchase of Equipment	(2,192)	(10,165)	(7,854)
Net cash used in investing activities	1,497,808	(1,510,165)	(7,854)

Financing activities
Gross proceeds on issuance of common shares	2,645,259	3,990,125	1,133,651
Proceeds on issuance of shares on exercise of warrants	-	834,218	-
Finder’s fee	(140,960)	(291,215)	(46,670)
Net cash provided by financing activities	2,504,299	4,533,128	1,086,981

Increase (decrease) in cash and cash equivalents during the year	(359,323)	(1,422,891)	1,573,719

Cash and cash equivalents, beginning of the year	535,114	1,958,005	384,286

Cash and cash equivalents, end of the year	$175,791	$535,114	$1,958,005

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity
For the year ended December 31, 2015
(Stated in Canadian Dollars)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2015	54,947,288	$14,047,244	$-	$3,219,355	$(15,460,379)	$1,806,220
Shares issued for cash at CAD $0.31 – Note 8(b)	8,533,093	2,645,259	-	-	-	2,645,259
Finders fees – Note 8(b)	-	(193,760)	-	52,800	-	(140,960)
Stock based compensation – Note 8	-		-	131,714	-	131,714
Net loss for the year	-	-	-	-	(5,044,014)	(5,044,014)
Balance, December 31, 2015	63,480,381	$16,498,743	$-	$3,403,869	$(20,504,393)	$(601,781)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2014	48,118,609	$9,430,914	$-	$2,305,713	$(10,261,968)	$1,474,659
Shares issued upon exercise of warrants for cash at US $0.50 – Note 8(b)	1,508,512	1,046,667	-	-	-	1,046,667
Shares issued for cash at CAD $0.75 – Note 8(b)	5,320,167	3,990,125	-	-	-	3,990,125
Finders fees – Note 8(b)	-	(420,462)	-	129,247	-	(291,215)
Stock based compensation – Note 8	-		-	784,395	-	784,395
Net loss for the year	-	-	-	-	(5,198,411)	(5,198,411)
Balance, December 31, 2014	54,947,288	$14,047,244	$-	$3,219,355	$(15,460,379)	$1,806,220

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity
For the year ended December 31, 2015
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
For the year-ended December 31, 2015
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

These consolidated financial statements for the year-ended December 31, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The financial statements were authorized for issue by the Board of Directors on April 27, 2016.

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
These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations.  At December 31, 2015 the Company, is in the research stage, has accumulated losses of $20,504,393 since its inception and expects to incur further losses in the development of its business.  As at December 31, 2015 the Company has a working deficit of $622,881 (2014: working capital of $1,783,970) and a deficiency in equity of $601,781 (2014: equity of $1,806,220), and will require additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern.
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
For the year-ended December 31, 2015
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

Similar judgement and estimates to the share-based payments are used to determine the fair value of derivative liabilities related to warrants denominated in U.S. dollars.  The assumptions and models used for estimating the fair value for derivative liabilities are disclosed in Note 8(g).

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
For the year-ended December 31, 2015
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
For the year-ended December 31, 2015
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

e) Revenue
Revenue consists of an upfront fee received under a Collaboration and Technology Transfer Agreement. The Company recognizes revenue when (i) the entity has transferred to the buyer the significant risks and rewards of ownership of the intellectual property, (ii) the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the intellectual property, (iii) the amount of revenue can be measured reliably, (iv) it is probable that the economic benefits associated with the transaction will flow to the entity, and (vi) the costs incurred or to be incurred in respect of the transaction can be measured reliably. Licensing revenue, in the form of non-refundable upfront payments, is recognized at the date the Company no longer maintains substantive contractual obligations.

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

The number of shares potentially issuable at December 31, 2015 that were not included in the computation of loss per share totaled 23,497,856 (2014: 14,560,055; 2013: 9,678,601) consisting of 4,840,000 (2014: 4,890,000; 2013: 3,810,000) outstanding stock options; 1,700,000 (2014: 1,700,000; 2013: 1,700,000) contingently issuable common shares held in escrow to be released upon the occurrence of certain milestones (Note 8(f)); 16,503,148 warrants (2014: 7,970,055; 2013: 4,168,601); and 454,708 agents’ options (2014: Nil; 2013: Nil) (Note 8(i)).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
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

In-process research and development programmes acquired in business combinations are recognised as an asset even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

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
For the year-ended December 31, 2015
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

m)   Events After the Financial Position Date
Events after the financial position date that provide additional information about the Company’s position at the financial position date (adjusting event) are reflected in the consolidated financial statements. Events after the financial position date that are not adjusting events, if any, are disclosed when material to the consolidated financial statements.

n)	Financial Instruments
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
For the year-ended December 31, 2015
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
As of December 31, 2015, the Company has derivative liabilities of $Nil (2014: $3,633) in warrants denominated in a foreign currency.

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
Impairment of Financial Assets
At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired.  If such evidence exists, the impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate.  The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.  Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued
o)    Share Capital
Equity instruments are contracts that give a residual interest in the net assets of the Company.  Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.
The Company’s ordinary shares are classified as equity instruments.

5.	Accounting Standards, Amendments and Interpretations

a)	New Standards, Amendments and Interpretations Effective for the first time from January 1, 2015
Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2015 or later periods.
There were no new standards or interpretations effective for the first time for periods beginning on after January 1, 2015 that had a significant effect on these consolidated financial statements.
b)	Standards, Amendments and Interpretations Not Yet Effective
Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2015. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application.  In all cases the Company intends to apply these standards from application date as indicated below:

•	Amendment to IFRS 7, Financial Instruments: Disclosure
Amended to require additional disclosures on transition from IAS 39 to IFRS 9.  Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

•	IFRS 9 Financial Instruments
IFRS 9 reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9.  The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

•	IFRS 15 Revenue from Contracts with Customers
The standard replaces IAS 18 Revenue and IAS 11 Construction contracts, and contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time.  The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.  IFRS 15 is effective for annual periods beginning on January 1, 2018.  Currently, no impact on the Company’s consolidated financial statements is expected.

•	IFRS 16 Leases
The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting accounting treatment similar to finance leases under IAS 17 Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)
5.	Accounting Standards, Amendments and Interpretations- continued

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
At December 31, 2015, there were 1,700,000 common shares held in escrow and no performance conditions were met (year ended December 31, 2014 no performance conditions were met). Stock based compensation of $nil (representing the fair value of the shares issued) was recognized for these shares during the year ended December 31, 2015 (December 31, 2014: $nil) The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance. Subsequent to year-end, 1,100,000 shares were released from escrow and the remaining 600,000 shares still in escrow were returned to the Company.

7.	Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2014	$14,249	$39,559	$53,808
Additions	-	2,192	2,192
Disposals	-	-	-
At December 31, 2015	14,249	41,751	56,000
Depreciation: At December 31, 2014	7,496	20,429	27,925
Charge for the year	1,253	5,722	6,975
Elimination on disposal	-	-	-
At December 31, 2015	8,749	26,151	34,900
Net book value at December 31, 2015	$5,500	$15,600	$21,100

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

7. Equipment - continued

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2013	$14,249	$29,394	$43,643
Additions	-	10,165	10,165
Disposals	-	-	-
At December 31, 2014	14,249	39,559	53,808
Depreciation: At December 31, 2013	5,958	14,361	20,319
Charge for the year	1,538	6,068	7,606
Elimination on disposal	-	-	-
At December 31, 2014	7,496	20,429	27,925
Net book value at December 31, 2014	$6,753	$19,130	$25,883

8.	Share Capital

a)	Authorized:

Unlimited common shares without par value
Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

b)  Issued and Outstanding:

During the year-ended December 31, 2015:

(i)	The Company completed a private placement consisting of a total of 6,575,093 units at a price of $0.31 per unit for total gross proceeds of $2,038,279. Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of three years from the closing of the private placement at a price of $0.51 per share. Finder’s fees of $94,881 were paid in cash and 306,068 agent’s options where each agent’s option entitles the agent the option to purchase one unit (“Agent’s Unit”) of the Company at a price of $0.31 per Agent’s Unit expiring two years from the closing of the private placement. Each Agent’s Unit consists of one common share of the Company and one common share purchase warrant, which entitles the agent to purchase one additional common share expiring June 25, 2017 at a price of $0.51 per share. The fair value of the agent’s options have been estimated using the Binomial option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 80%; (3) a risk-free interest rate of 0.62%; (4) an expected life of 24 months. The value assigned to the agent’s warrants was $36,422.

(ii)	The Company completed a private placement consisting of a total of 1,958,000 units at a price of $0.31 per unit for total gross proceeds of $606,980. Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $0.40 per share. Finder’s fees of $46,079 were paid in cash and 148,640 agent’s options where each agent’s option entitles the agent the option to purchase one unit (“Agent’s Unit”) of the Company at a price of $0.31 per Agent’s Unit expiring two years from the closing of the private placement. Each Agent’s Unit consists of one common share of the Company and one purchase warrant, which entitles the agent to purchase one additional common share expiring two years

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

8.            Share Capital- continued

from the closing of the private placement at a price of $0.40 per share.  The fair value of the agent’s options have been estimated using the Binomial option pricing model.  The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 80%; (3) a risk-free interest rate of 0.50% - 0.61%; (4) an expected life of 24 months.  The value assigned to the agent’s warrants was $16,378.

During the year-ended December 31, 2014:

(i)	The Company issued common shares upon the exercise of warrants that had been issued February 28, 2012 through April 20, 2012. The Company issued 1,508,512 common shares at a price of US$0.50 per share for gross proceeds of $834,218, plus $212,449 being the fair value of the warrants on the date of exercise (note 7(g)). A total of $1,046,667 was recognized in common stock.

(ii)	The Company completed private placements consisting of a total of 5,320,167 units at a price of $0.75 per unit for total gross proceeds of $3,990,125. Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $1.00 per share during the first year and $1.25 per share during the second year. Finder’s fees of $291,215 were paid in cash, and 356,333 agent’s warrants with a 24 month life, and an exercise price of $0.75 per agent’s warrant were issued. The fair value of the agent’s warrants have been estimated using the Black-Scholes option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 89%; (3) a risk-free interest rate of 1.06%; (4) an expected life of 24 months. The value assigned to the agent’s warrants was $129,247.

During the year-ended December 31, 2013:

(i)	The Company completed private placements totaling 2,043,555 units at a price of $0.31 per unit for gross proceeds of $633,502, of which $24,851 was included in share subscriptions at December 31, 2012. A finder’s fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consisted of one common share and one common share purchase warrant which entitles the holder to purchase an additional common share at $0.50 per share for a period of 24 months from the closing of the private placement.

(ii)	The Company completed a private placement of 1,050,000 common shares at a price of $0.50 per share for gross proceeds of $525,000. A finder’s fee of $36,750 was paid in cash in connection with the private placement.

c)   Stock Option Plans:

(i)	On May 21, 2014, the Company approved a Stock Option Plan whereby the Company may grant stock options to directors, officers, employees and consultants. The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant. The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

(ii)	Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share expiring after 6 to 7 years. Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement. All other terms remained the same. This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

8.	Share Capital - continued

d)  Fair value of Company Options Issued from January 1, 2013 to December 31, 2015

During the year ended December 31, 2015, 150,000 options were granted to employees and consultants of the Company, and Nil options were cancelled (2014: 1,280,000 granted, and nil canceled; 2013: 2,000,000 granted, and nil cancelled).  During the year ended December 31, 2015, 200,000 options (2014: 200,000; 2013: 1,840,000) were forfeited.  The range of exercise price is $0.36 to $0.85, expected life of five to seven years, and vesting over one year to three years from the date of grant.
The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:
	2015	2014	2013
Risk fee rate	0.77%	1.69%	2.07%
Expected life (years)	5	5	7
Volatility	80%	89%	89%
Expected Dividend	$-	$-	$-
Expected forfeiture rate	0%	0%	0%
Exercise price	$0.36	$0.64	$0.51
Grant date fair value	$0.23	$0.52	$0.33

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

e)   Stock-based Compensation

The Company recognized a fair value of $105,714 as stock based compensation expense for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements; $26,000 for the extension of warrants issued to a related party,  $nil for the release of escrow shares, and $nil for the fair value of warrants denominated in a foreign currency which were issued as compensation in the statement of comprehensive loss for the year-ended December 31, 2015; (For the year-ended December 31, 2014 - $784,395, $nil, $nil, and $nil respectively and for the year-ended December 31, 2013 - $395,092, $nil, $nil, and $nil respectively).
A summary of the status of the stock options outstanding under the Company Stock Option Plan for the years ended December 31, 2015, 2014 and 2013 is as follows:

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

8.	Share Capital – continued
	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2015	4,890,000	$0.67
Granted	150,000	$0.36
Exercised	-	-
Forfeited	(200,000)	$0.97
Cancelled	-	-
Outstanding, December 31, 2015	4,840,000	$0.71
Exercisable, December 31, 2015	4,555,000	$0.72

Outstanding, January 1, 2014	3,810,000	$0.64
Granted	1,280,000	$0.64
Exercised	-	-
Forfeited	(200,000)	$0.65
Cancelled	-	-
Outstanding, December 31, 2014	4,890,000	$0.67
Exercisable, December 31, 2014	4,197,500	$0.69

Outstanding, January 1, 2013	3,650,000	$0.98
Granted	2,000,000	$0.51
Exercised	-	-
Forfeited	(1,840,000)	$1.25
Cancelled	-	-
Outstanding, December 31, 2013	3,810,000	$0.64
Exercisable, December 31, 2013	2,447,500	$0.65

f)  Escrow Shares

a)	In connection with the acquisitions described in Note 6, at December 31, 2015:

i)	1,700,000 (December 31, 2014: 1,700,000; December 31, 2013: 1,700,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. During the year ended December 31, 2015, no shares were released from escrow (year-ended December 31, 2014: nil; year-ended December 31, 2013: nil). The Company recognized a fair value of $nil, (December 31, 2014: $nil; December 31, 2013: $nil) as stock based compensation expense in the statement of operations for the period. During the year ended December 31, 2015, nil shares were released from escrow (December 31, 2014: nil; December 31, 2013: nil). Subsequent to year-end, 1,100,000 shares were released from escrow and the remaining 600,000 shares still in escrow were returned to the Company.

ii)	Nil (December 31, 2014: Nil; December 31, 2013: 1,754,894) common shares are being held in escrow under a pooling agreement and were subject to a timed release schedule under which:
a)	15% were released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);
b)	15% were released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;
c)	the remaining 10% were released on the first day of the ninth fiscal quarter after the First Quarter.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

8.	Share Capital - continued

During the year ended December 31, 2015, Nil (December 31, 2014: 1,754,894; December 31, 2013: 12,744,262) common shares were released from escrow in accordance with the terms of a pooling agreement.  As at December 31, 2015, all the common shares have been released from the pooling arrangement. The releases of the shares from escrow are non-compensatory.

As the release of these shares is certain, they have been included in the calculation of loss per share.

On January 13, 2014, the Company’s common shares commenced trading on the TSX Venture Exchange as a Tier 1 issuer under its current trading symbol “RP”. RepliCel’s common shares were delisted from the Canadian Securities Exchange at the close of trading on January 10, 2014. In connection with the Company’s listing on the TSX Venture Exchange, 23,508,682 common shares, which represented approximately 49% of the Company’s issued and outstanding shares, were escrowed, with 25% of the escrowed shares being released upon listing and a further 25% every six months. In addition, stock options to acquire up to 1,400,000 shares are also subject to escrow under the same release schedule.  At December 31, 2015, all of the shares and stock options held under escrow have been released.  The releases of the shares from escrow are non-compensatory.

g)  Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding, January 1, 2014	2,125,000	US$ 0.68
Exercised	(1,508,512)	US$ 0.50
Expired	(366,534)	US$ 0.50
Outstanding, January 1, 2015	250,000	US$ 2.00
Exercised	-	-
Expired	-	-
Outstanding, December 31, 2015	250,000	US$ 2.00

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s consolidated statement of financial position and are fair valued at each reporting period.

During the year-ended December 31, 2015, no warrants were exercised.

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

8.     Share Capital - continued

The change in the fair value of the warrants for the year-ended December 31, 2015 was a gain of $3,633 (December 31, 2014 – loss of $7,695; December 31, 2013 – loss of $140,182) and was recorded in the consolidated statement of comprehensive loss.

	December 31, 2015	December 31, 2014
Warrants denominated in a foreign currency, opening balance	$3,633	$208,387
Fair value of warrants issued	-	-
Fair value of warrants exercised (note 8(b))	-	(212,449)
Change in fair value of warrants	(3,633)	7,695
Warrants denominated in a foreign currency, closing balance	$-	$3,633

h)   Warrants

The continuity of the number of warrants, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Expiry
May 12, 2012	250,000	US$ 2.00	May 17,2016(Note 8(g))
April 10, 2013	1,643,555	CAD$ 0.50	April 10, 2016
May 21, 2013	400,000	CAD$ 0.50	May 21, 2016
May 9, 2014	3,717,167	CAD$ 1.00	May 9, 2016
May 9, 2014	297,373	CAD$ 0.75	May 9, 2016
May 21, 2014	737,000	CAD$ 1.00	May 21, 2016
May 21, 2014	58,960	CAD$ 0.75	May 21, 2016
June 16, 2014	866,000	CAD$ 1.00	June 16, 2016
June 25, 2015	6,575,093	CAD$ 0.51	June 25, 2018
November 20, 2015	1,739,000	CAD$ 0.40	November 20, 2017
December 23, 2015	219,000	CAD$ 0.40	December 23, 2017
Outstanding, December 31, 2015	16,503,148	CAD$ 0.65

On April 20, 2015, the Company extended the warrant expiry dates of 1,643,555 warrants issued April 10, 2013 to April 10, 2016, and extended the warrant expiry dates of 400,000 warrants issued May 21, 2013 to May 21, 2016.

Subsequent to year-end, the Company further amended the terms on these warrants as per the disclosure in Note 18.

i)	Agent’s Options

The number of agent’s options outstanding at December 31, 2015, each exercisable into one unit of the Company, is as follows:

	Agent’s Options Outstanding	Weighted Average Exercise Price	Expiry
June 25, 2015	306,068	$0.31	June 25,2017(Note 8(b))
November 20, 2015	139,120	$0.31	November 20,2017(Note 8(b))
December 23, 2015	9,520	$0.31	December 23,2017(Note 8(b))
Outstanding, December 31, 2015	454,708	$0.31

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

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

At inception of the arrangement, the Company determined that the full amount of the upfront payment ($4,120,400) was the value of the technology transferred as Shiseido is responsible for all future development of the transferred technology.  Accordingly, no amount of the upfront fee was allocated to future research and development.  The Company did not receive any additional milestone payments or royalties during the year ended December 31, 2015 (2014: $nil; 2013: $nil).

The total revenue recognized under this arrangement was $nil, $nil, and $4,120,400 for the years ended December 31, 2015, 2014 and 2013, respectively.
10.	Related Party Transactions
Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2015	December 31, 2014
Companies controlled by directors of the Company	$72,916	$-
Directors or officers of the Company	142,887	9,127
	$215,803	$9,127

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the amount established and agreed to by the parties.

	December 31, 2015	December 31, 2014	December 31, 2013
Research and development	$233,910	$257,558	$258,180
	$233,910	$257,558	$258,180
           Key management compensation
           Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

10.	Related Party Transactions – continued

	December 31, 2015	December 31, 2014	December 31, 2013
General and administrative – salaries	$578,887	$438,500	$436,000
Stock-based compensation	42,216	45,986	125,487
	$621,103	$484,486	$561,487

11.	Income Taxes

a)	Income tax recognized in profit or loss:

	2015	2014	2013

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	-	-	412,040
Deferred tax expense	-	-	-
Total	-	-	412,040
b)	Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2015	2014	2013

Net income (loss) for the year before taxes	$(5,044,012)	$(5,198,411)	$383,468
Combined federal and provincial income tax rate	26.00%	26.00%	25.75%
Expected income tax expense (recovery)	(1,311,000)	(1,352,000)	99,000
Increase (decrease) resulting from
Foreign tax rate differential Income taxed at reduced rate	-	-	(76,000)
SR&ED credit claims	(210,000)	(129,000)	-
Stock-based compensation	34,000	257,000	102,000
Non-deductible items	24,000	16,000	11,040
Tax adjustment from rate change and other	-	-	(6,000)
Change in unrecognized deferred tax assets	1,501,000	1,208,000	282,000
Income tax expense	$-	$-	$412,040

Effective July 1, 2013, the British Columbia provincial rate increased from 10.00% to 11.00%. The tax rate for the Federal corporate tax remained the same at 15.00%.  There were no changes to Federal or British Columbia provincial tax rates in the year ended December 31, 2015.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

11.          Income Taxes - continued

c)	The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2015	2014	2013

Deferred tax assets
Non-capital losses	$3,741,000	$2,469,000	$1,613,000
Equipment and other	76,000	74,000	98,000
Temporary differences relating to intellectual property costs	136,000	80,000	45,960
Foreign tax credit	412,000	412,040	412,040
Un-deducted SR&ED expenditure pool	320,000	234,000	74,000
Investment tax credit	239,000	177,000	-
Share issuance costs	100,000	77,000	-
Unrecognized deferred tax assets	(5,024,000)	(3,523,040)	(2,243,000)
	$-	$-	$-
Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods.  No deferred tax asset has been recognized as this criteria has not been met.
      At December 31, 2015, the Company has Canadian non capital losses totaling approximately $14,388,000 that expire beginning in 2026:

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

11.       Income Taxes - continued

Year of Expiry	Amount
2026	$6,000
2027	16,000
2028	533,000
2029	863,000
2030	-
2031	2,080,000
2032	2,290,000
2033	39,000
2034	3,908,000
2035	4,653,000
$14,388,000

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

13.   Financial Instruments and Risk Management

As at December 31, 2015, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities, and warrants denominated in a foreign currency. The fair values of cash, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

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

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk.  At December 31, 2015, the Company held US dollar cash balances of $12,229 (US$8,821)

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

13.   Financial Instruments and Risk Management - continued

(December 31, 2014: $296,880 or US $255,184).  A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$112 (US$88) on the cash balance held December 31, 2015.

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
The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2015:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$1,017,701	$1,017,701

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

Classification of financial instruments
Financial assets included in the statement of financial position are as follows:

	Classification	Level	December 31, 2015	December 31, 2014

Cash and cash equivalents	Loans and receivables	Level 1	$175,791	$535,114
Guaranteed Investment Certificate	Loans and receivables	Level 1	-	1,500,000
			$175,791	$2,035,114

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

13.  Financial Instruments and Risk Management - continued
Financial liabilities included in the statement of financial position are as follows:

	Classification	Level	December 31, 2015	December 31, 2014
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	Level 2	$1,017,701	$331,435
Derivative financial liabilities:
Warrants denominated in a foreign currency	Fair value through profit or loss	Level 2	-	3,633
			$1,017,701	$335,068

There were no changes to the Company’s fair value measurement levels during the year ended December 31, 2015 (2014: no change).  The Company does not have any Level 3 fair value measurements (2014: none).

14.  Commitments

The Company has entered into an operating lease agreement for its office premises.  The term of the lease is for three years ending on October 31, 2015.  The Company renewed the lease for an additional two years ending on October 31, 2017.  Subsequent to year-end the Company entered into a sublease agreement for the remaining term of the lease.  The annual commitments under the lease are as follows:

2016	2017
$143,707	$119,756

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2015
(Stated in Canadian Dollars)

15.  Capital Management – continued

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time  without  penalties. There has been no change in the Company’s approach to capital management during the year-ended December 31, 2015.

16.  Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the year-ended December 31, 2015, 2014 or 2013.

17.  Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.
18.   Events after the Reporting Date

On February 26, 2016, the Company announced it had closed a warrant incentive program (the “Program”) announced on February 9, 2016 where 1,113,623 warrants were exercised in connection with the Program at an exercise price of $0.22 for gross proceeds totaling $244,997. 1,113,623 additional common share purchase warrants (each an “Incentive Warrant”) were granted in connection with the Program, with each Incentive Warrant entitling the holder to purchase one additional common share expiring on February 25, 2018 at a price of $0.40 per share.

On April 4, 2016, the Company closed a non-brokered private placement of 1,887,625 shares at a price of $0.20 per share for gross proceeds of $377,525.  There were no warrants attached to the financing.

On April 13, 2016, the Company received approval from the TSX Venture Exchange (the “TSXV”) to extend the term of 2,043,555 share purchase warrants (the “Warrants”).  The original term of 1,643,555 of the Warrants was two years and expired on April 10, 2015 and the original term of 400,000 of the Warrants was two years and expired on May 21, 2015.  The Company previously received an extension from the TSXV for an additional year for the Warrants so that 1,643,555 Warrants will expire on April 10, 2016 and 400,000 Warrants will expire on May 21, 2016.  The Company proposed to extend the expiry date for a further one year period to April 10, 2017 for 1,643,555 of the Warrants and to May 21, 2017 for 400,000 of the Warrants.

The Company also announced that it has applied to the TSXV for approval to amend the exercise price of 737,000 warrants (the “2014 Warrants”) issued pursuant to the private placement announced on May 20, 2014 from $1,00 to $0.50 for the first year and from $1.25 to $0.50 for the second year, and to extend the expiry date from May 20, 2016 to May 20, 2018.  The exercise period for the 2014 Warrants will also be amended by reducing the exercise period to 30 days if, for any consecutive trading days during the unexpired term of the 2014 Warrants, the closing price of the Company’s listed shares exceeds $0.625.

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
REPLICEL LIFE SCIENCES INC.
Per:	/s/ Lee Buckler
Lee Buckler
Chief Executive Officer, President and Director

Dated: April 28, 2016

Per:	/s/ Tom Kordyback
Tom Kordyback
Chief Financial Officer

Dated: April 28, 2016