Form 20-F
period 2016-12-31
REPLICEL LIFE SCIENCES INC.
filed 2017-05-01
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Suite 900 – 570 Granville Street
Vancouver, British Columbia, Canada V6C 3P1
(Address of principal executive offices)

Lee Buckler, President & CEO
Telephone: (604) 248-8730
Suite 900 – 570 Granville Street
Vancouver, British Columbia, Canada V6C 3P1
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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,657,530 common shares as of December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
•

our interpretation of the outcomes from a phase 1/2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic achilles tendinosis in Canada and the details of this trial;

•	our interpretation of the data from a phase 1 clinical trial to test the safety and certain biological outcomes of injections of RCS-01 in patients with aging and sun-damaged skin;
•	our interpretation of the date from a phase 1 clinical trial to test the safety and efficacy of injections of RCH-01 on patients suffering from androgenetic alopecia;
•

our belief that the RCI-02 dermal injector device will have applications in certain dermatological procedures and preparation for its commercialization is expected to be launched as soon as funds permit including building of commercial/clinical-grade prototypes, validation testing of such prototypes and filing of the regulatory submissions seeking a CE mark to market the device in Europe;

•	our belief as to the potential of our products;
•

our assumption that our agreements and working relationship with key service providers (e.g., contract manufacturer, suppliers, contract research organizations, etc.) and licensees/partners will continue in good standing;

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

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks set out in the section entitled “Risk Factors” commencing on page 8 which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the following risks:

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

CURRENCY

Unless otherwise stated, “$”, when used in this annual report on Form 20-F, refers to Canadian dollars and US$ refers to United States dollars.

REVERSE STOCK SPLIT

Effective August 10, 2016, we completed a one (1) for ten (10) reverse stock split of our issued and outstanding common shares. All common share amounts in this annual report on Form 20-F reflect the reverse split.

PART 1

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS for the five fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012. The information presented below for the five year period ended December 31, 2016, 2015, 2014, 2013 and 2012 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars – Calculated in accordance with IFRS)

	Year ended Dec. 31, 2016 (audited)	Year ended Dec. 31, 2015 (audited)	Year ended Dec. 31, 2014 (audited)	Year ended Dec. 31, 2013 (audited)	Year ended Dec. 31, 2012 (audited)
Net sales or operating revenues	-	-	-	$4,120,400	-
Total expenses	$4,287,628	$5,046,928	$5,210,616	$3,737,412	$3,363,175
Net income (loss) before tax	$(4,271,294)	$(5,044,014)	$(5,198,411)	$383,468	$(3,363,175)
Income tax	0	-	-	$412,040	-
Total comprehensive loss	$(4,271,294)	$(5,044,014)	$(5,198,411)	$(28,572)	$(3,363,175)
Basic and diluted loss per share	$(0.54)	$(0.92)	$(1.02)	$(0.00)	$(0.80)
Total assets	$1,828,187	$415,920	$2,141,288	$2,052,401	$505,488
Net assets	$1,206,450	$(601,781)	$1,806,220	$1,474,659	$21,158
Share capital	$21,910,238	$16,498,743	$14,047,244	$9,430,914	$8,319,082
Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	7,952,312	5,687,544	5,090,485	4,524,693	4,268,062
Long-term debt	-	-	-	-	-

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 21, 2017, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rate of the Bank of Canada), was Cdn $1.3503 for each one US dollar. For the past five fiscal years ended December 31, 2016 and for the monthly periods subsequent to that date, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year	Average
December 31, 2012	0.9996
December 31, 2013	1.0636
December 31, 2014	1.1643
December 31, 2015	1.2787
December 31, 2016	1.2735

Month	High / Low
September 2016	1.3247/1.2843
October 2016	1.3403/1.3105
November 2016	1.3581/1.3335
December 2016	1.3555/1.3119
January 2017	1.3437/1.303
February 2017	1.3247/1.3003
March 2017	1.3505/1.3279

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

The common shares of our Company are considered speculative. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing any common shares of our company. Our business, operating and financial condition could be harmed due to any of the following risks.

Risks Relating to our Business

Our company currently does not generate recurring revenue from its operations, and as a result, it faces a high risk of business failure.

As of December 31, 2016, we had accumulated $24,775,687 in net losses since inception. Our business is focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

We had cash in the amount of $60,752 and a working capital surplus of $1,191,130 as of December 31, 2016 and we anticipate that we will require a minimum of approximately $2,100,000 to proceed with a minimal plan of operations and approximately $5,200,000 to fund our full plan or operations for the twelve-month period ended April 30, 2018. In order to fund our plan of operations for the next twelve months, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our auditors’ opinion on our December 31, 2016 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $24,775,687 for the cumulative period from September 7, 2006 (inception) to December 31, 2016. We anticipate generating losses for at least the next 12 months, and we will require additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

Our business is at an early stage of development and difficulties obtaining regulatory approval, technical deficiencies and other challenges may hinder the development and marketing of our autologous cell therapies.

Our autologous cell therapy technology is at an early stage of development and we may not develop a cell replication technology that can be commercialized. We are still in the early stages of identifying and conducting research on our technology. Our technology will require significant research and development and preclinical and clinical testing prior to regulatory approval, if required, being obtained in the United States, Canada or other countries. We may not be able to obtain regulatory approvals, if required, to complete necessary clinical trials for our cell replication technology, or to commercialize it. Our technology may prove to have undesirable and unintended side effects, or other characteristics adversely affecting its safety, efficacy or cost-effectiveness could prevent or limit its use. Our technology may fail to provide its intended benefit, or achieve benefits equal to or better than our competitor’s products at the time of testing or production and, if so, our business may fail.

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

Trading of our company’s common shares on the OTCQB (operated by the OTC Markets Group) and the TSX Venture Exchange is limited and sporadic, making it difficult for our company’s shareholders to sell their common shares or liquidate their investments.

The trading price and volume of our company’s common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. There can be no assurance that trading prices previously experienced by our company’s common shares will be matched or maintained. Trading in our common shares has been limited and sporadic and accordingly there is no guarantee that an investor will be able to liquidate any or all of its investment. These broad market and industry factors may adversely affect the market price of the common shares, regardless of our company’s operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for our company and a diversion of management’s attention and resources.

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

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if our company issues additional common shares or raises funds through the sale of equity securities.

In the event that our company is required to issue additional common shares in order to raise financing, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. The dilution may result in a decline in the market price of our common shares.

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

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our common shares.

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

ITEM 4 Information on RepliCel Life Sciences Inc.

A. History and Development of RepliCel Life Sciences Inc.

Name

Our legal name is “RepliCel Life Sciences Inc.”. We changed our name from “Newcastle Resources Ltd.” on June 22, 2011.

Principal Office

Our principal office is located at Suite 900 - 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1. Our telephone number is (604) 248-8730 and our facsimile number is (604) 248-8690.

Corporate Information and Important Events

Our company was incorporated under the laws of the Province of Ontario (specifically under the Business Corporations Act (Ontario)) on April 24, 1967 under the name “Jolly Jumper Products of America Limited”. On September 25, 1987, our name was changed to “Sun Valley Hot Springs Ranch Inc.”. We changed our name to “Tri-Valley Free Trade Inc.” on March 26, 1991 and to “Tri-Valley Investments Corporation” on June 19, 1995. On October 2, 1998, we changed our name to “TriLateral Venture Corporation”. On May 6, 2004, we changed our name to “Pan American Gold Corporation” and on November 10, 2008, we changed our name to “Newcastle Resources Ltd.”. On June 22, 2011, we continued our company from Ontario into British Columbia and changed our name to “RepliCel Life Sciences Inc.”. We are a reporting issuer under the securities laws of the Provinces of British Columbia, Alberta and Ontario. Under the Business Corporations Act (British Columbia), our company has an indefinite life span.

On November 10, 2008, our issued and outstanding common shares were consolidated on the basis of one (1) common share for every (30) common shares held and our name was changed to Newcastle Resources Ltd. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008, at which time our trading symbol was changed to “NCSLF”.

On December 22, 2010, we closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby we acquired all of the issued and outstanding shares of TrichoScience. During the year ended December 31, 2011, 100% of the former TrichoScience shareholders tendered their shares in exchange for our common shares and TrichoScience became a 100% owned subsidiary of our company. The TrichoScience shareholders who received our common shares in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between us and the trustee. The common shares were subject to a timed release schedule under which 15% of the common shares were released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

Concurrent with the acquisition, we also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 440,000 of our common shares. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by David Hall, our former Chief Executive Officer (“CEO”). 340,000 of our common shares controlled by David Hall were deposited with an escrow agent pursuant to the terms of an escrow agreement between us and the escrow agent. These common shares were to be released upon satisfaction of certain performance conditions as set out in the escrow agreement. The other 100,000 common shares issued were not subject to escrow provisions. Mr. Hall resigned from the CEO position effective January 1, 2016 and in connection therewith, Mr. Hall returned 60,000 common shares held in escrow and the balance of the shares were released to Mr. Hall.

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

On November 29, 2011, 1,300,000 of the Class C preference shares, being all the issued and outstanding Class C shares, were converted on a 5:1 ratio, into 260,000 common shares by the holders thereof. All of the common shares issued on conversion of the Class C shares were deposited with a trustee pursuant to the terms of pooling agreements. The common shares were subject to a timed release schedule under which 15% of the common shares were released on the first day of each of the fiscal quarters beginning January 1, 2013.

On December 5, 2011, we filed articles of amendment with the corporate registrar of the Province of British Columbia, cancelling the Class C preference shares.

On February 29, 2012, we completed a private placement of 6,630 units at a price of US$15.00 per unit for gross proceeds of US$99,456. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at US$2.50 per common share for a period of 24 months from the closing of the financing.

On March 29, 2012, we completed a private placement of 87,604 units at a price of US$15.00 per unit for gross proceeds of US$1,314,063. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at US$25.00 per common share for a period of 24 months from the closing of the financing.

On April 18, 2012, we completed a private placement of 50,267 units at a price of US$15.00 per unit for gross proceeds of US$754,000. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at US$25.00 per common share for a period of 24 months from the closing of the financing. A finder’s fee of $36,000 was issued in connection with the financing.

On April 20, 2012, we completed a private placement of 43,003 units at a price of US$15.00 per unit for gross proceeds of US$645,050. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at US$25.00 per common share for a period of 24 months from the closing of the financing.

On February 7, 2013, we amended the exercise price of the warrants expiring March 1, 2014, March 29, 2014, April 18, 2014 and April 20, 2014 from US$25.00 to US$5.00 per common share. The warrants entitled holders to purchase an aggregate of 187,505 common shares.

On April 10, 2013, we completed a private placement of 164,356 units at price of $3.10 per unit for gross proceeds of $509,502. A finder’s fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at $5.00 per common share for a period of 24 months from the closing of the financing.

On May 21, 2013, we completed a private placement of 40,000 units at price of $3.20 per unit for gross proceeds of $124,000. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at $5.00 per common share for a period of 24 months from the closing of the financing.

On July 19, 2013, we completed a private placement of 105,000 common shares at price of $5.00 per common share for gross proceeds of $525,000. A finder’s fee of $36,750 was paid in cash in connection with the private placement.

On May 9, 2014, we completed the first tranche of its financing, consisting of total units of 371,716 at a price of $7.50 per unit for total gross proceeds of $2,787,875.25. The financing consisted of a brokered private placement of 278,367 units at a price of $7.50 per unit for gross proceeds of $2,087,750.25 and a non-brokered private placement of 93,350 units at a price of $7.50 per unit for gross proceeds of $700,125.00. On May 21, we completed the second tranche of its financing, consisting of total units of 73,700 units at a price of $7.50 per unit for gross proceeds of $552,750. On June 16, 2014, we completed the third tranche of its financing, consisting of 86,600 units at a price of $7.50 per unit for gross proceeds of $649,500. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at a price of $10.00 per share during the first year and $12.50 per common share during the second year.

On April 7, 2015, we amended the expiry date of 164,356 warrants from April 10, 2015 to April 10, 2016 and of 40,000 warrants from May 21, 2015 to May 21, 2016.

On June 25, 2015, we completed a private placement consisting of a total of 657,509 units at a price of $3.10 per unit for total gross proceeds of $2,038,279. Each unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of three years from the closing of the private placement at a price of $5.10 per common share. Finder’s fees of $94,881 were paid in cash and 30,607 agent’s options where each agent’s option entitles the agent the option to purchase one unit (“Agent’s Unit”) at a price of $3.10 per Agent’s Unit expiring two years from the closing of the private placement. Each Agent’s Unit consists of one common share and one common share purchase warrant, which entitles the agent to purchase one additional common share expiring June 25, 2017 at a price of $5.10 per common share.

On November 20, 2015 we completed the first tranche of a private placement, consisting of a total of 173,900 units at a price of $3.10 per unit for total gross proceeds of $539,090. Each unit consisted of one common share one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $4.00 per common share. Finder’s fees of $43,127 were paid in cash and 13,912 agent’s options where each agent’s option entitles the agent the option to purchase one Agent’s Unit at a price of $3.10 per Agent’s Unit expiring two years from the closing of the private placement. Each Agent’s Unit consists of one common share and one purchase warrant, which entitles the agent to purchase one additional common share expiring two years. On December 23, 2015, we completed the second tranche of a private placement, consisting of a total of 21,900 units at a price of $3.10 per unit for total gross proceeds of $67,890. Each unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $4.00 per common share. Finder’s fees of $2,952 were paid in cash and 952 agent’s options where each agent’s option entitles the agent the option to purchase one Agent’s Unit at a price of $3.10 per Agent’s Unit expiring two years from the closing of the private placement. Each Agent’s Unit consists of one common share and one purchase warrant, which entitles the agent to purchase one additional common share expiring two years.

On February 24, 2016, we completed a warrant incentive program (the “Program”) announced on February 9, 2016 where 111,362 warrants were exercised in connection with the Program at an exercise price of $2.20 for gross proceeds totaling $244,997. 111,362 additional common share purchase warrants (each an “Incentive Warrant”) were granted in connection with the Program, with each Incentive Warrant entitling the holder to purchase one additional common share expiring on February 25, 2018 at a price of $4.00 per common share.

On April 5, 2016, we completed a private placement of 188,763 common shares at a price of $2.00 per common share for gross proceeds of $377,525.

On April 29, 2016, we amended the expiry date of 309,983 warrants from May 9, 2016 to May 9, 2018 and the expiry date of 66,600 warrants from June 16, 2016 to June 16, 2018. We also amended the exercise price of the warrants from US$10.00 to US$5.00 per common share for the first year and from $12.50 to $5.00 for the second year. The exercise price of these repriced warrants was also amended by reducing the exercise period to 30 days if, for any ten consecutive trading days during the expired term of these repriced warrants, the closing price of our common shares exceeds $6.25.

One June 1, 2016, we completed a private placement of 138,000 common shares at a price of $1.50 per share for gross proceeds of $207,000.

Effective at the opening of the market on August 10, 2016, our issued and outstanding common shares were consolidated on the basis of one (1) common share for every ten (10) common shares held.

On October 28, 2016, we completed a private placement consisting of a total of 8,199,999 units at a price of $0.52 per unit for total gross proceeds of $4,263,999.48. Each unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $0.85 per common share, subject to an acceleration provision such that, in the event that the common shares have a closing price on the TSX Venture Exchange of greater than $1.50 per common share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the offering, we may accelerate the expiry date of the warrants by giving notice to the holders thereof and, in such case, the warrants will expire on the 30th day after the date on which such notice is given to the holder. Finder’s fees of $214,374 were paid in cash, 339,391 finder’s warrants and 12,000 finder’s units (the “Finder’s Units”). Each Finder’s Unit consisted of one common share and one common share purchase warrant, which entitles the finder to purchase one additional common share expiring October 28, 2018 at a price of $0.85 per common share.

On December 28, 2016, we settled $374,071.63 in debt by the issuance of 719,368 units at a deemed price of $0.52 per unit. Each unit consisted of one share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share until December 28, 2018 at a price of $1.10 per common share, subject to an acceleration provision such that, in the event that the common shares have a closing price on the TSX Venture Exchange of greater than $2.00 per common share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the debt settlement, we may accelerate the expiry date of the warrants by giving notice to the holders thereof and, in such case, the warrants will expire on the 30th day after the date on which such notice is given to the holder.

On February 24, 2017, we completed a brokered private placement consisting of a total of 2,181,300 units at a price of $1.25 per unit for total gross proceeds of $2,726,625 and a non-brokered private placement of 350,800 units at a price of $1.25 per unit for gross proceeds of $438,500. Each unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of three years from the closing of the private placement at a price of $2.00 per common share. Finder’s fees of $218,130 were paid in cash and 174,504 finder’s warrants were issued to the finder’s in connection with the brokered portion of the offering. A corporate finance fee and 15,000 finder’s warrants in connection with the non-brokered portion of the offering. The finder’s warrants have the same terms as the warrants.

On March 17, 2017, we amended the expiry date of 164,356 warrants from April 10, 2016 to April 10, 2017 and the exercise price of the warrants from $5.00 to $1.14, subject to a forced exercise provision if the closing price of our common shares is $1.37 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise the warrants will expire on the 31st day. We also amended the expiry date of 173,900 warrants from November 20, 2016 to November 20, 2017 and the exercise price from $4.00 to $1.14, Subject to a forced exercise provision if the closing price of our common shares is $1.37 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise the warrants will expire on the 31st day.

Capital Expenditures

During the last three fiscal years ended December 31, 2016, we did not undertake any capital expenditures. On March 11, 2011, we acquired an additional 2,050,000 shares of TrichoScience at a price of $1.00 per share. This acquisition was internally financed from the proceeds of our March 2011 private placement for gross proceeds of US$2,550,000.

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

Phase 1/2 Clinical Trial

On December 1, 2014, we announced receipt of a “No Objection Letter” from Health Canada in response to its Clinical Trial Application to Health Canada for its phase 1/2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic Achilles tendinosis. Health Canada’s clearance to initiate the trial permitted the participation of up to 28 subjects who have failed traditional tendon treatments and who are otherwise in good health. Trial design was randomized, double-blinded, placebo-controlled with a treatment-to-placebo ratio of 3:1. The mechanics of our treatment involve the extraction of as few as 20 hair follicles from the back of a patient’s scalp via a single punch biopsy. NBDS cells are isolated from the hair follicle sheath, replicated in a current Good Manufacturing Practices (cGMP) facility and are then reintroduced under ultrasound guidance directly into the area of damaged tendon. The collagen rich fibroblast cells are expected to initiate and complete the healing of the chronically injured tendon. After injections are performed, subjects will return to the clinic for assessments of safety, function and pain, as well as changes in tendon thickness, echotexture, interstitial tears and neovascularity. The primary end point is safety while a secondary end point of efficacy is being measured at six months. We will pursue further indications of other tendon populations including patellar tendinosis (jumper’s knee) and lateral and medial epicondylitis (tennis and golfer’s elbow).

In March 2017, we received safety and clinical data from our phase 1/2 tendon repair study investing the use of our type 1 collagen-expressing, hair follicle-derived fibroblasts (RCT-01) as a treatment for Achilles tendinosis. The clinical trial met its goal of establishing a complete safety profile at 6 months and showed no serious adverse events related to the study treatment or injection procedure. Additionally, each of the treated participants, all of whom suffered chronic tendon pain and loss of function over an extended period of time with no recovery from standard treatments, showed numerous clinically important improvements by various measures including tendon composition, blood supply, physical function and pain sensation.

The most clinically material improvements observed from the study are summarized as follows:

VISA-A Scale of Achilles Tendon Injury Severity

Participants treated with RCT-01 in the per protocol population who completed the VISA-A evaluation 6 months after receipt of injections showed clinically relevant signals of healing including an overall 15.3% improvement in total score compared to baseline. Two patients showed select measures of near-complete recovery in function (by VISA-A scoring).

VAS Scale of Pain Severity

Four out of five participants treated with RCT-01 who completed questionnaires 6 months after injection showed clinically relevant signals of improvement in pain on loading (running/jumping) based on VAS score. Average improvement in VAS score for the four participants was 62.9% over baseline VAS score.

Three out of five participants treated with RCT-01 who completed questionnaires 6 months after injection showed improvement in pain on palpation based on VAS score. Average improvement in VAS score for the three participants was 55.2% over baseline VAS score.

Two patients showed select measures of near-complete elimination of pain (by VAS scoring).

About Tendon Treatment Clinical Efficacy Measurements

VISA-A

The VISA-A scale aims to evaluate the clinical severity for patients with chronic Achilles tendinopathy. It is a questionnaire which evaluates symptoms and their effect on physical activity. It can be used to compare different populations with chronic Achilles tendinopathy and facilitate comparisons between studies. It can be used to determine the patient’s clinical severity. The VISA-A represents a clinically validated, reliable and disease-specific questionnaire to measure the condition of the Achilles tendon, but it is not a diagnostic tool. The final version of the questionnaire was named the Victorian Institute of Sport Assessment-Achilles Questionnaire.

VAS

A Visual Analogue Scale (VAS) is often used in epidemiologic and clinical research to measure the intensity or frequency of various symptoms. It is an instrument that measures a characteristic or attitude that is believed to range across a continuum of values and cannot easily be directly measured.

For example, the amount of pain that a patient feels ranges across a continuum from none to an extreme amount of pain. From the patient’s perspective, this spectrum appears on a continuum, in that their pain does not take discrete jumps, as a categorization of none, mild, moderate and severe would suggest. It was to capture this idea of an underlying continuum that the VAS was devised.

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

Phase 1 Clinical Trial

On September 1, 2015, we announced that we had received clearance from the German Competent Authority, the Paul-Ehrlich-Institute, to initiate a Phase 1 clinical trial to investigate the potential safety and efficacy of injecting RCS-01 into subjects with aged or UV-damaged skin. This trial is a randomized, double-blind, placebo controlled study of intradermal injections of RCS-01 designed to assess local safety as well as systemic safety. In addition, quantitative analysis of skin gaining-related bio-markers is being conducted along with histopathological assessment of treatment sites to determine structural changes.

In April 2017, we received statistically and clinically significant positive data from the interim analysis of our phase I study evaluating RCS-01 for the treatment of aging and sun damaged skin.

The primary objective of this trial was to establish a complete safety profile for intradermal injections of RCS-01 (RepliCel’s type 1 collagen-expressing, hair follicle-derived fibroblasts [“NBDS cells”]) at six months post-injection. Participants in the Germany-based study did not report any serious adverse events at the interim point of the trial. Researchers also gathered compelling positive proof-of-concept data indicating the product’s potential for skin rejuvenation.

The study was neither powered for, nor was expected to show statistically significant results of efficacy. However, the nearly two-fold increase in gene expression of collagen-related biomarkers in the skin, after a single injection of RCS-01, was so profound with a single RCS-01 injection, that the results are considered statistically significant. The study observed the impact of the injection on ten different biomarkers that, in peer-reviewed medical literature, are highly correlated with skin aging and chronically sun-damaged skin. Notably, gene expression markers, such as tissue inhibitor of metalloproteinases (TIMP), showed significant changes expected to correlate with increased collagen fibers. Increased collagen production, and reduced collagen degradation, is associated with fewer wrinkles and the repair of sun-damaged skin.

About the RCS-01 Study

The clinical trial was a randomized, double-blind, placebo-controlled, single-centre, phase I safety study of intradermal injections of RCS-01 in healthy subjects. The primary endpoint was to assess the local safety profile by recording and evaluating adverse events reported at the treatment evaluation sites. Secondary safety measures related to any reporting of systemic adverse events and assessment of histopathological abnormalities of the treatment sites. Secondary endpoints also included evaluating any changes in expression of numerous genetic markers (using real-time PCR) related to intrinsic skin aging, skin wrinkling and solar degeneration of skin.

After trial inclusion, all participants provided a biopsy from the scalp from which RCS-01 was prepared at a central GMP manufacturing site. Study participants were randomized to one of two treatment subgroups that received intradermal injections of either RCS-01 or placebo. Each participant had four treatment evaluations sites identified on their buttocks, two on each side to allow for a within-subject comparison of single and triple injections of RCS-01 with placebo respectively. Participants in the RCS-01 Subgroup received injections of RCS-01 or placebo or a ‘sham’ injection (a needle penetration without injection of liquid). Participants in the Placebo Subgroup were randomized to receive only injections of placebo or sham injections to compare the systemic safety profile to the RCS Subgroup.

Baseline evaluations of subjects’ overall health and skin condition at treatment sites on their buttocks were performed before receipt of injections at Day 0. In addition to injections delivered at Day 0, the preselected treatment evaluation sites received intradermal injections of RCS-01 or placebo (cryomedium) or a sham injection four and eight weeks after Day 0 according to a randomization schedule for a total of three injections per treatment site.

All participants returned/will return to the clinic for at least nine visits to monitor safety. Assessment of the local safety profile was performed by the investigator before each injection visit, two to four days after injection, and 12 and 26 weeks after injection. The investigator was asked to examine each treatment site for the presence or absence of local adverse events and grade them with respect to relatedness to treatment, severity and seriousness. Other study assessments included recording of vital signs at each visit and routine laboratory assessments at screening, injection visits and at the Week 26 time point. At the 12-week time point, nine randomly selected participants provided biopsies from all injection sites for gene expression analysis of skin markers related to aging. At Week-26 (cut-off date of the interim analysis), the remaining participants provided biopsies of all injection sites for histopathological analysis.

All reported pre-defined local adverse events related to injection or sham were transient and mainly mild in intensity only. No other related local or systemic adverse events were reported. No clinically relevant abnormal laboratory results or abnormal vital signs were reported up to the cut-off date of this interim analysis. Histopathological assessments of treatment evaluation site biopsies were all judged to be normal by a blinded investigator.

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

Phase I Clinical Trial

The primary protocol objective of the study was to assess the local (at treatment sites) safety profile of injections of autologous DSC cells at six months post-injection compared to placebo. Secondary protocol objectives were to assess systemic (overall) safety and efficacy (hair growth at treatment sites) at six months post-injection and local safety at 24 months post-injection. The six-month interim analysis was designed to provide us with safety information to support the regulatory filing for a phase II clinical trial. The six-month interim analysis results support the continued development of DSC cells for the treatment of androgenetic alopecia. Participants of the phase I clinical trial are being followed for five years. The primary objective of the study was to provide long-term safety profile of injections of cultured DSC cells five years after injection compared to control.

In March 2017, we successfully completed our first-in-human clinical study of our autologous cell therapy for the treatment of androgenetic alopecia (pattern baldness).

Safety

The five-year trial data set has confirmed the complete safety profile of a high-dose of dermal sheath cup cells (DSCC) for patients with pattern baldness due to androgenetic alopecia.

These DSCC form the basis for our company’s RCH-01 product. The long-term safety of DSCC injections was demonstrated through multiple physician, patient and independent measures of local and systemic tolerance including evaluation of adverse events with respect to causality, incidence, severity and seriousness. No serious adverse events were reported over the entire 60.5 -month follow-up period of the trial. Local injection tolerance was confirmed with only a few minor scalp irritations reported around injection sites that resolved quickly soon after injection. Furthermore, histopathological evaluation of injection site biopsies taken six, 12, and 24 months after injection did not reveal any pathology that was suggestive of tumour, granuloma or foreign body formation. An analysis of injection site biopsies taken 60.5 months after injection is currently ongoing with results expected in the next few weeks. Long-term systemic safety of RCH-01 was also confirmed as none of the systemic adverse events reported during the extended safety evaluation were related to treatment.

The seven top-tier responders in the trial saw >10% increase in hair density at six months post-injection (see May 17, 2012 announcement). At 24 months, the average hair density increase for these same seven participants was 8.3% over baseline, and three of these seven trial participants maintained a >10% increase in density over baseline. The largest increase in hair density over baseline observed in this group was a 21% increase at 24 months.

The top 10 participants reported at least a 5% or greater increase in hair density at six months post injection with an average increase of 11.8% (as reported in the May 17, 2012 announcement). This group demonstrated a sustained response at 24 months which averaged a 4.2% increase over baseline hair density. While there was a high degree of variability in hair density between individual participants at 24 months post-injection compared to baseline, an overall stabilization of hair loss was observed among all the patients treated per protocol.

Indications of Potential Efficacy

The trial was designed to gather data related to the product's potential efficacy through 24 months post-injection, but was not designed for statistical significance related to any efficacy endpoints. The efficacy data collected from all 19 patients, while not statistically significant, provides useful and potentially exciting insights into the product's potential for the treatment of those with androgenetic alopecia.

Proposed Phase 2 Clinical Trial

We are preparing a clinical trial application seeking clearance to conduct a phase 2 dose-finding trial of RCH-01. We expect to file this clinical trial application with the German Competent Authority, the Paul-Ehrlich-Institute. The proposed trial design will involve male subjects in good health with mild to moderate androgenetic alopecia. After injections of RCH-01 are performed, subjects will return to the clinic for assessment of total, terminal and vellus hair density and cumulative hair thickness, as well as safety. The primary endpoint of efficacy will be measured at 12 months post final injection. Before we file this clinical trial application, we may await the results of some basic research our company is sponsoring at the University of British Columbia.

Collaboration Agreement

We have entered into a Collaboration and Technology Transfer Agreement with Shiseido, one of the world’s largest cosmetic companies. Both companies will work towards establishing a clinical research program in Asia, with the goal of increasing the available human clinical data on RCH-01. We anticipate that collaborative technology transfer will continue between the companies as any new improvements to the RCH-01 technology are developed by either party. This agreement gives Shiseido an exclusive geographic license to use our RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 billion people. In mid-2016, Shiseido alleged that our company breached the agreement and resulted in a termination of the agreement. We have vigorously denied the existence of any breach of the agreement and believe that the agreement is still in good standing. No litigation, arbitration or other dispute mechanisms has been triggered by either party and our management is actively seeking to continue discussions and/or negotiations with Shiseido to resolve the matter. In mid-2016, Shiseido announced the commencement of a hospital-sponsored clinical study of RCH-01 in Japan funded by Shiseido. The clinical data produced in such a trial would, by agreement, be made available to our company.

Intellectual Property

We have also filed patents on the use of hair follicle derived stem cells entitled “Method for isolating hair follicle mesenchymal stem cells”. This family of patents describes methods for isolating stem cells from hair follicles, and the growth and use of these stem cells for the treatment of a variety of medical conditions (including hair loss). Within this portfolio, there are granted patents in Australia (AU 2003246521), Europe (EP1 509 597 B1), the United States (8,431,400) and Canada (2,488,057). Additional related patent applications are also pending in other jurisdictions.

We have also filed patent applications on: 1) other types of cell compositions (see e.g., granted patents EP 2,362,776 B1, and US 8,932,582); 2) injection devices (see e.g., granted patent EP 2,623,146 and published PCT application WO 2013/113121): 3) compositions and methods for treating and repairing tendons (see, e.g., published PCT application WO 2014/127047); and 4) compositions and methods for treating skin (see e.g., published PCT application WO 2014/205142). Additional related patent applications are also pending in a variety of jurisdictions.

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

Follicular unit extraction is another type of hair transplant technique in which a small round punch is used to extract follicular units from a patient’s baldness-resistant donor areas. These 1-, 2-, 3- and 4-hair follicular unit grafts are then transplanted into a patient’s balding areas. This is a time consuming and tedious procedure and a physician is often limited to transplanting 500 to 600 follicular unit grafts in one day. While the FUE procedure has grown in popularity, largely due to the minimally invasive way in which follicular unit grafts are removed, the standard strip excision method is still the leading hair transplant procedure accounting for 77.5% of surgical hair restoration procedures according to the International Society of Hair Restoration Surgery’s 2011 practice census results.

There are only two drug hair restoration treatments approved by the United States Food and Drug Administration are available today: minoxidil and finasteride. Minoxidil is marketed as Rogaine® and finasteride is marketed as Propecia®. These two products can be effective in hair loss prevention and may grow new hair. However, once a patient begins using Rogaine® or Propecia®, he or she must continue to use the products indefinitely. As with any drug, adverse reactions can sometimes occur.

Histogen is developing a hair stimulating complex that is based on the products of newborn cells grown under embryonic conditions. Histogen completed a 26 male-subject clinical trial on its hair stimulating complex. This double-blind, placebo-controlled study evaluated the safety in the clinical application of the product as an injectable for hair growth. No adverse events were seen at any time point, including the one year follow-up. In October 2012, Histogen announced initial results from its Phase 1/2 clinical trial stating that a significant improvement was seen across all targeted hair growth parameters with an 86% responder rate. The double-blind trial was undertaken to further examine the safety and efficacy of intradermal injections of their hair stimulating complex in 56 men with androgenetic alopecia.

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

The RCI-02 is a motorized injection device with programmable depth and volume, a built-in Peltier element for pre-injection anaesthetising, and interchangeable needle head configurations. It is designed to deliver a variety of injectable substances including cells, dermal fillers, drugs or biologics intradermally (dermis), subcutaneously (fat) or intramuscularly (muscle) via an array of needle configurations ranging from a single needle to a 16 needle configuration (4x4) on one head. These interchangeable heads can be used to perform a variety of procedures, increase surface area coverage and speed-up procedure times. By relying on electrical power (instead of thumb pressure) and digital controls, RCI-02 automates and simplifies the injection process. Equipped with a touch screen on its accompanying docking station, the device’s programmability allows for the delivery of precise quantities of material, at specific depths, through fine-gauge needles, on a single plain or trailing through multi-plains as the needle retracts through the skin.

Overall benefits of our dermal injector technology include improved handling, reduction or elimination of the need for local anesthetic, quicker procedure times, an expectation of more consistent clinical results because of the injector's controls, and a significant expansion of the areas that can be addressed with dermal fillers due to the ability to conduct broad, shallow, and evenly-dispersed injections. We believe that this device will have applications in certain other dermatological procedures requiring injections of specific volumes of material at specific depths and as such, will look at licensing opportunities in these areas. In addition to the programmable variables of volume and depth, the device will also have interchangeable heads for different injection procedures (single and multi-needle). In February 2017, we entered into agreements with two European firms, AMI and Art of Technology, both of whom have committed to work with our company to get our commerce-grade RCI-02 dermal injector prototypes manufactured and tested.

AMI is an Austrian manufacturer of medical technology based near the shores of Lake Constance, within easy reach of Germany and Switzerland. AMI develops, manufactures and distributes their medical products throughout the world. All of them are made according to the highest quality standards and enable doctors to take even better care of their patients.

Art of Technology, based in Zurich Switzerland is an independent contract developer specializing in the design, development and miniaturization of complex customer specific electronic devices and embedded systems for use in industrial, medical and space applications. Certified in accordance with ISO9001 and ISO13485, the firm emphasizes consistent quality documentation throughout the duration of a project including risk analysis, management and technical documentation to support CE approval.

Intellectual Property

In January 2016, we were granted a patent (EP2623146) by the European Patent Office for our injection device technologies. In January 2017, we were granted two patents in Europe related to our multi-needle dermal injection technologies. The first patent, European Patent No. 2623146, has been validated in a total of fourteen national countries, including Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Spain, Switzerland, Sweden and the United Kingdom. The second patent, European Patent No. 2809381, will also be validated in a number of European countries in the near future. In April 2017, the U.S. Patent and Trademark Office granted a patent in the United States (U.S. Patent No. 9,616,182).

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

C. Organizational Structure

We currently have one wholly-owned subsidiary, TrichoScience. TrichoScience is federally incorporated under the Business Corporations Act (Canada).

D. Property, Plant and Equipment

Our head office is located at Suite 900 – 570 Granville Street, Vancouver, BC V6C 3P1. We rent this space on a month to month basis at $1,500 per month. We formerly rented space at Suite 2020 - 401 West Georgia Street, Vancouver, BC V6B 5A1 pursuant to a lease agreement for the office premises, the term for which expires on October 31, 2017. We executed a sub-lease and assigned the lease to a sub-tenant in July 2016 for almost 100% cost recovery. Research and development is being conducted under contract with the University of British Columbia by Kevin McElwee, PhD at the UBC Dermatology facilities in Vancouver, British Columbia, Canada and by Dr. Rolf Hoffmann in Germany. We have no current plans to construct or lease dedicated laboratory facilities.

ITEM 4A Unresolved Staff Comments

Not applicable.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with IFRS for 2016, 2015 and 2014. IFRS differs in certain significant respects from U.S. GAAP. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

A. Operating Results

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	Year ended December 31,		Change 2016 to 2015
	2016 ($)	2015 ($)	Increase/ (Decrease) ($)	Percent Change
Revenue
Licensing fees	-	-	-	-
Expenses
Research and development	1,115,063	2,319,830	(1,204,767)	(51%)
General and administrative	3,172,565	2,727,098	445,467	16%
Other items	(16,334)	(2,914)	(13,420	460%
Total loss	(4,271,294)	(5,044,014)	(772,720)	(15%)

Research and development expenses totaled $1,115,063 for the year ended December 31, 2016 compared to $2,319,830 for the year ended December 31, 2015. Research expense for the year ended December 31, 2016 was $366,426 compared to $1,535,094 in the prior year period. The decrease was the result of the lack of spending on research and development, including development of the RCI-02 injector device prototype and the improvements in the cell replication process for RCH-01, due to the lack of financial resources. During the year ended December 31, 2016, the Company incurred costs of $748,637 relating to our clinical trials compared to $784,736 for the year ended December 31, 2015. Our company had expended about the same amount for entering into the clinical stage for our RCT-01 and RCS-01 products.

General and administrative expenses totaled $3,172,565 for the year ended December 31, 2016 compared to $2,727,098 for the year ended December 31, 2015. The increase of $445,467 is primarily attributable to an increase in stock based compensation from $131,714 for the year ended December 31, 2015 to $826,307 for the year ended December 31, 2016. The overall increase in stock-based compensation expense in 2016 compared to 2015 was primarily due the granting of stock options in 2016. In addition, we increased spending on marketing and investor relations from $379,705 for the year ended December 31, 2015 o $1,150,807 for the same time period in 2016. This is offset by a decrease in spending in other overhead categories such as salaries where it has decreased from $887,343 for 2015 to $393,138 for the year ended December 31, 2016.

Total comprehensive loss for the year ended December 31, 2016 was $4,271,294, or $0.54 per share on a basic and diluted basis, compared to a net loss of $5,044,014, or $0.92 per share on a basic and diluted basis, for the year ended December 31, 2015. The decrease in operating loss was due primarily due to financial constraints and cut-back on overhead on research and development expenses.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

	Year ended December 31,		Change 2015 to 2014
	2015 ($)	2014 ($)	Increase/ Decrease) ($)	Percent Change
Revenue
Licensing fees	-	-	-	-
Expenses
Research and development	2,319,830	1,942,877	376,953	19%
General and administrative	2,727,098	3,267,739	(540,641)	(17)%
Other items	(2,914)	(12,205)	9,291	(76)%
Total loss	(5,044,014)	(5,198,411)	154,397	(3)%

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

B. Liquidity and Capital Resources

Our annual audited consolidated financial statements have been prepared on a going concern basis which assumes that we will continue to realize our assets and discharge our obligations and commitments in the normal course of operations. At December 31, 2016, we had accumulated $4,120,400 in revenue from our business, had an accumulated deficit of $24,775,687 since incorporation and expected to incur further losses in the development of our business, which casts substantial doubt about our ability to continue as a going concern. At December 31, 2016, we had a working capital surplus of $1,191,130. Additional working capital will be required for research and development along with general and administrative expenses and to further our business plans. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. We have financed our operations to date through the issuance of equity. The continued volatility in the financial equity markets may make it difficult to continue to raise funds by equity private placements. There is no assurance that we will be successful with our financing ventures.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Operating Activities

During the year ended December 31, 2016, $3,544,186 was used in net cash from operating activities compared to $4,361,430 of cash used in operating activities for the year ended December 31, 2015. The decrease in cash used by operating activities was a result of a decrease in net loss with the stock-based compensation in the amount of $826,307 compared to $131,714 in 2015.

Investing Activities

During the year ended December 31, 2016, the net cash used in investing activities was $1,450,000 compared to net cash provided by investing activities of $1,497,808 for the year ended December 31, 2015. Investing activities relate primarily to the redemption of a guaranteed investment certificate in 2015.

Financing Activities

During the year ended December 31, 2016, the Company completed private placements and the issuance of shares for debt for total gross proceeds of $4,848,524. Finder’s fees of $214,374 were paid in connection with these private placements. During the year ended December 31, 2015, the Company completed private placements for total gross proceeds of $2,645,256. Finder’s fees of $140,960 were paid in connection with these private placements.

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

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in the auditor’s report on our annual audited consolidated financial statements for the year ended December 31, 2016, our auditors included an explanatory paragraph on their report in respect of there being substantial doubt about our ability to continue as a going concern.

We anticipate that we will require a minimum of approximately $2,100,000 to proceed with a minimal plan of operations and approximately $5,200,000 to fund our full plan or operations for the twelve-month period ended April 30, 2018. We have no current material commitments for capital expenditures.

We do not currently have sufficient capital resources to fund our plan of operations for the next twelve months. Accordingly, we plan to raise additional capital through the sale of debt or equity securities or through other forms of financing in order to raise the funds necessary to pursue our plan of operations. We currently do not have any arrangements in place for the completion of any financings and there is no assurance that we will be successful in completing any financings. There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are not able to obtain additional financing on a timely basis, we may not be able to pursue our plan of operations or meet our obligations as they come due, and may be forced to scale down, or perhaps even cease, business operations.

Cash on hand and guaranteed investment certificates are currently our only source of liquidity. We do not have any lending arrangements in place with banking or financial institutions and we do not know whether we will be able to secure such funding arrangements in the near future.

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

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in our annual audited financial statements for the year ended December 31, 2016 are as follows:

Share Based Payments and Derivatives Liabilities related to Equities

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8(d) of our annual audited financial statements for the year ended December 31, 2016.

Similar methodology to the share-based payments is used to determine the fair value of derivative liabilities related to warrants denominated in U.S. dollars. The assumptions and models used for estimating the fair value for derivative liabilities are disclosed in Note 8(g) to our annual audited financial statements for the year ended December 31, 2016.

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

C. Research and Development, Patents and Licenses etc.

Research and development expenses totaled $1,115,063 for the year ended December 31, 2016 compared to $2,319,830 for the year ended December 31, 2015. Research expense for the year ended December 31, 2016 was $366,426 compared to $1,535,094 in the prior year period. The decrease was the result of the lack of spending on research and development, including development of the RCI-02 injector device prototype and the improvements in the cell replication process for RCH-01, due to the lack of financial resources. During the year ended December 31, 2016, the Company incurred costs of $784,637 relating to our clinical trials compared to $784,736 for the year ended December 31, 2015. Our company had expended about the same amount for entering into the clinical stage for our RCT-01 and RCS-01 products.

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

F. Contractual Obligations

Our only long-term contractual obligation is an operating lease agreement for our office premises which was assigned to a sub-tenant in July 2016 for almost 100% cost recovery. The term of the lease was for three years with it ending on October 31, 2017 and the annual commitment for 2017 is $119,756.

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

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Lee Buckler	Director, Chief Executive Officer and President Corporate Secretary	50	January 1, 2016 June 13, 2016
Tom Kordyback	Chief Financial Officer	65	August 22, 2011
Dr. Rolf Hoffmann	Chief Medical Officer	55	December 22, 2010
Dr. Kevin McElwee	Chief Scientific Officer	46	December 22, 2010
David Hall (1)	Director Chairman of the Board	63	December 22, 2010 January 1, 2016
John Challis(1)	Director	70	March 11, 2011
Peter Lewis(1)	Director	61	May 27, 2011
Geoff Mackay (1)	Director	51	October 14, 2015
Hugh Rogers	Director	37	February 3, 2017
Simon Ma	Director of Finance	52	June 13, 2016

(1) Member of the audit committee and nominating, compensation and corporate governance committee.

Lee Buckler, B.Ed, LLB – Chief Executive Officer, President, Corporate Secretary and Director

Mr. Buckler has been an executive in the cell therapy sector since 2000 beginning with Malachite Management in the Stem Cell Technologies group of companies. Most recently he was the Managing Director of Cell Therapy Group, a firm he formed in 2008 where he did business development consulting for companies and organizations in or interested in the cell therapy sector. His work included deal-targeting, transactions, market intelligence, competitive analyses, strategic assessments, and market profile planning for companies ranging from top-tier multinationals to start-ups. Mr. Buckler has a Bachelor’s Degree in Education and a Law Degree. After law school, he did a one year judicial clerkship with the B.C. Supreme Court and was a practicing attorney for three years at Edwards, Kenny & Bray. Mr. Buckler served six years as the Executive Director of the International Society for Cellular Therapy and just over two years as Director of Business Development for Progenitor Cell Therapy. He is on the editorial advisory boards of the journal Regenerative Medicine and the BioProcess International magazine and is a member of the Alliance for Regenerative Medicine’s Communications and Education Committee. He co-founded Cell Therapy News, founded Cell Therapy Blog, founded and continues to manage the LinkedIn Cell Therapy Industry Group, co-founded Regenerative Medicine Jobs, and is an active industry commentator in publications and in social media. Mr. Buckler serves on numerous industry conference advisory boards, is an advisory board member for BioCision and RoosterBio.

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

Dr. Kevin McElwee, PhD – Chief Scientific Officer

Dr. McElwee is an Associate Professor in the Department of Dermatology and Skin Health at the University of British Columbia, and Director of the Hair Research Laboratory in the Vancouver Coastal Health Research Institute at Vancouver General Hospital (VGH). His research is funded by competitive grants awarded by multiple organizations including the Canadian Institute for Health Research (the equivalent of the National Institute for Health in the USA). Dr. McElwee is one of only a small group of research scientists worldwide who studies hair biology and associated diseases. He has worked as a hair research scientist for 12 years and has published over 70 medical journal articles, research abstracts and academic book chapters on hair loss research. Dr. McElwee received his Bachelor of Science degree from the University of Aberdeen, Scotland and his PhD from the University of Dundee, Scotland. Postdoctoral training included three years at the Jackson Laboratory in Maine, USA and four years at the University of Marburg, Germany, studying various hair loss diseases

David Hall – Chairman of the Board and Director

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

Hugh Rogers – Director

Mr. Rogers has extensive corporate finance and restructuring experience through his work with various TSX Venture Exchange listed issuers and private companies including his most recent roles as Chief Executive Officer of Coronado Resources Ltd. since March 2015 and Vice President Corporate Finance at 3D Signatures Inc. since April 2015. His corporate finance, restructuring and regulatory experience has been primarily focused on start-ups and small cap companies in the resource and biotechnology industries. Mr. Rogers also serves as a Director of Kootenay Zinc Corp. and Coronado Resources Ltd.

Simon Ma – Director of Finance

Simon Ma is a Chartered Professional Accountant and has extensive experience with private companies as well as public companies in the resource sector. He graduated from the University of British Columbia in 1987 and obtained a degree of Bachelor of Arts in Economics after which he worked in the industry as a Controller to 1990. He started articling in 1990 and qualified as a Chartered Accountant in 1994. Simon Ma is a sole public practitioner since 1997 and is practicing under the name of Simon S. Ma Corporation. He is concurrently serving as chief financial officer of several public companies listed on the TSX Venture Exchange or Canadian Securities Exchange. These companies include North American Potash Inc., Gem International Resources Inc., E-Energy Ventures Inc., United Coal Holdings Ltd., Quanta Resources Inc., and DGS Minerals Inc. He has also been the Director of Finance for Replicel Life Sciences Inc. since June of 2016.

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2016:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	($) Long- term incentive plans
Lee Buckler(2) CEO, President, Corporate Secretary and Director	2016	240,000	N/A	63,000	N/A	N/A	N/A	45,000	348,000
Tom Kordyback Chief Financial Officer	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Rolf Hoffmann Chief Medical Officer	2016	N/A	N/A	31,500	N/A	N/A	N/A	N/A	31,500
Dr. Kevin McElwee Chief Scientific Officer Founder of TrichoScience	2016	N/A	N/A	31,500	N/A	N/A	N/A	N/A	31,500
David Hall Chairman and Director	2016	N/A	N/A	31,500	N/A	N/A	N/A	16,000	47,500
John Challis Director	2016	N/A	N/A	12,600	N/A	N/A	N/A	10,750(5)	23,350
Peter Lewis Director	2016	N/A	N/A	12,600	N/A	N/A	N/A	10,750(6)	23,350
Geoff MacKay Director	2016	N/A	N/A	12,600	N/A	N/A	N/A	10,750(7)	23,350
Simon Ma(6) Director of Finance	2016	26,700	N/A	N/A	N/A	N/A	N/A	N/A	26,700
Peter Jensen(7) Former Director	2016	N/A	N/A	N/A	N/A	N/A	N/A	10,000(10)	10,000
Brooke Hurford(9) Former Finance Director and Secretary	2016	47,500	N/A	N/A	N/A	N/A	N/A	N/A	47,500

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	($) Long- term incentive plans
Darrell Panich(10) Former VP, Clinical Affairs	2016	30,000	N/A	8,400	N/A	N/A	N/A	N/A	38,400

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

(2)	Lee Buckler was appointed as the corporate secretary on June 13, 2016.
(3)	Mr. Challis earned $10,750 in director’s fees by our company for the fiscal year ended December 31, 2016.
(4)	Mr. Lewis earned $10,750 in director’s fees by our company for the fiscal year ended December 31, 2016.
(5)	Mr. MacKay earned $10,750 in director’s fees by our company for the fiscal year ended December 31, 2016.
(6)	Mr. Ma was appointed director of finance of our company on June 13, 2016.
(7)	Mr. Jensen resigned as a director of our company on June 13, 2016.
(8)	Mr. Jensen earned $10,000 in director’s fees by our company for the fiscal year ended December 31, 2016.
(9)	Ms. Hurford resigned as finance director and corporate secretary of our company on June 13, 2016.
(10)	Mr. Panich resigned as VP, Clinical Affairs of our company on March 31, 2016.

Pension, Retirement or Similar Benefits

We do not provide pension, retirement or similar benefits to directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2016 to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

C. Board Practices

Our directors are re-elected at the annual general meeting of our shareholders and our officers are reappointed by our board of directors at a directors’ meeting following the annual general meeting. Each of our current directors and officers will hold their respective office until their successor is elected or appointed, unless such office is earlier vacated under any of the relevant provisions of our articles or the

Business Corporations Act (British Columbia).

The following sets out terms of the consulting agreement between our company and David Hall. Mr. Hall is the only director of our company who is entitled to receive benefits upon termination of employment, as described below.

Employment Agreement: Lee Buckler

Pursuant to an employment agreement, effective as of January 1, 2016, between Lee Buckler and our company, Mr. Buckler serves as President, Chief Executive Officer and Corporate Secretary of our company and TrichoScience for a base salary of $240,000 per annum. Under the agreement, Mr. Buckler will be eligible to participate in a bonus plan as and when established by our company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Buckler during each fiscal year in accordance with milestones to be established by our board of directors. Mr. Buckler is entitled to receive a retention bonus where our company will pay $45,000 on the earlier of April 30, 2016 or 30 days after our company completes an equity financing with minimum gross proceeds of $3,000,000. This was paid in 2016. Mr. Buckler may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If Mr. Buckler’s employment is terminated for any reason other than for just cause, we will pay Mr. Buckler: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for the first year of employment or a lump sum amount as severance compensation equal to twelve months of base salary after the first year of employment plus an additional two months of base salary for each full year of employment after the initial year up to a maximum of eighteen months of base salary, and a lump sum payment as compensation for the loss of Mr. Buckler’s entitlement to benefits up to a maximum of $100,000.

Consulting Agreement: David Hall

Pursuant to a consulting agreement dated January 1, 2016, David Hall provides advice and strategic guidance in connection with our company’s business and advice--- regarding regulatory compliance. Our company has agreed to pay Mr. Hall compensation for such services if required.

Pursuant to a director’s services agreement dated January 1, 2016, Mr. Hall serves as the chairman and a member of our board of directors. In consideration, our company has agreed to pay an annual retainer of $15,000 to serve as the chairman, an annual retainer of $10,000 to serve as a director, a fee of $1,000 per board meeting, a fee of $1,000 per Audit Committee meeting and $1,000 per Corporate Governance Committee meeting. The consulting agreement expired on January 1, 2017.

Consulting Agreement: Darrell Panich through Ceros Management and Advisory Ltd. (“Ceros”)

Pursuant to a consulting agreement dated November 14, 2016, Ceros provides the Company with clinical trial management services and guidance with respect to its businesses, and compliance with applicable regulatory requirements. Ceros’s fees is based on an hourly rate of $250.

Audit Committee

Our audit committee is comprised of Peter Lewis, John Challis, David Hall, and Geoff MacKay. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review, following which the report of the audit committee on the financial statements is submitted to the board of directors.

Nominating, Compensation and Corporate Governance Committee

Our nominating, compensation and corporate governance committee is comprised of Peter Lewis, John Challis, and Geoff MacKay. The purpose of the nominating, compensation and corporate governance committee is to identify individuals qualified to become directors on our board of directors or any of its committees, consistent with criteria approved by our board of directors, and to select, or to recommend that our board of directors select, such director nominees, whether at the next annual meeting of the shareholders or otherwise. The committee also periodically evaluates the qualifications and independence of each director on our board of directors or its various committees and recommend to our board of directors, as the committee may deem appropriate, any recommended changes in the composition of our board of directors or any of its committees. The committee also develops and recommends to our board of directors corporate governance principles applicable to our company and annually assess the performance of our board of directors.

D. Employees

As of December 31, 2016, we had one full time employee and one contractor, the majority of which are located in Vancouver, British Columbia. These employees and contractors have expertise in biotechnology management, clinical trials, financial management and communications.

E. Share Ownership

Our directors, senior management and key employees beneficially own, directly or indirectly, the number of common shares set out in the table below:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)
Lee Buckler CEO, President, Corporate Secretary and Director	3,404	*
Tom Kordyback Chief Financial Officer	13,772	*
Dr. Rolf Hoffmann Chief Medical Officer	520,698	2.8%
Dr. Kevin McElwee Chief Scientific Officer	424,172	2.3%
David Hall Chairman and Director	173,926(3)	*
Peter Lewis Director	5,000	*
John Challis Director	10,000	*
Geoff MacKay Director	Nil	Nil
Hugh Rogers Director	Nil	Nil
Simon Ma Director of Finance	7,700	*

*	Less than 1%.
(1)

Does not include options to acquire common shares of our company held by the persons set forth in the table. For a description of options held by the persons set forth in the table above, see below under the heading “Stock Option Plan”.

(2)	Based on 18,626,703 common shares issued and outstanding as of April 20, 2017.
(3)	Does not include 100,000 common shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

Stock Option Plan

On December 22, 2010, our board of directors approved the adoption of the 2010 Stock Option Plan, which was ratified and approved by our shareholders on January 5, 2011. On April 17, 2014, our board of directors approved the adoption of our 2014 Stock Option Plan (the “2014 Plan”), which was ratified by our shareholders on June 13, 2016.

Under the 2014 Plan the number of common shares reserved for issuance pursuant to the exercise of options granted under the 2014 Plan cannot exceed 10% of the total number of issued common shares of our company (calculated on a non-diluted basis) at the time an option is granted. The purpose of the 2014 Plan is to advance the interests of our company and its shareholders by attracting, retaining and motivating selected directors, officers, employees and consultants of our company of high caliber and potential and to encourage and enable such persons to acquire an ownership interest in our company.

The following information is intended as a brief description of the 2014 Plan:

1.

Our board of directors (which for the purposes of the 2014 Plan includes any committee setup by our board of directors to govern the stock options) shall establish the exercise price at the time each option is granted, subject to the following conditions:

(a)	if the common shares are listed on the TSX Venture Exchange, the exercise price will not be less than the minimum prevailing price permitted by the policies of the TSX Venture Exchange;

(b)	if the common shares are not listed, posted and trading on any stock exchange or bulletin board, then the exercise price will be determined by our board of directors at the time of granting;

(c)

if an option is granted within 90 days of a distribution by a prospectus by our company, the exercise price will not be less than the price that is the greater of the minimum prevailing price permitted by the TSX Venture Exchange policies and the per share price paid by public investors for common shares acquired under the distribution by the prospectus, with the 90 day period beginning on the date a final receipt is issued for the prospectus; and

(d)	in all other cases, the exercise price shall be determined in accordance with the rules and regulations of any applicable regulatory bodies.

2.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of common shares in respect of the expired or terminated option shall again be available for an option grant under the 2014 Plan.

3.	All options granted under the 2014 Plan may not have an expiry date exceeding ten years from the date on which the option is granted.

4.	Options granted to any one individual in any 12 month period cannot exceed more than 5% of the issued common shares of our company, unless our company has obtained disinterested shareholder approval.

5.	Options granted to any one consultant in any 12 month period cannot exceed more than 2% of the issued common shares of our company, without the prior consent of the TSX Venture Exchange.

6.

Options granted to all persons, in aggregate, conducting investor relations activities in any 12 month period cannot exceed more than 2% of the issued common shares, without the prior consent of the TSX Venture Exchange.

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

The following table sets forth the amount and terms of options to acquire common shares of our company we have granted to our directors, senior management and key employees:

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
Lee Buckler CEO, President, Corporate Secretary and Director	5,000(1)	July 7, 2014	$6.60	July 7, 2019
	15,000	September 12, 2014	$5.30	September 12, 2019
	5,000(1)	October 1, 2014	$5.50	October 1, 2019
	150,000	December 7, 2016	$0.60	December 7, 2021

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
Tom Kordyback Chief Financial Officer	10,000	September 5, 2013	$5.50	September 5, 2020
Dr. Rolf Hoffmann Chief Medical Officer	35,000	December 22, 2010	US$5.00	July 13, 2017
	75,000	December 7, 2016	$0.60	December 7, 2021
Dr. Kevin McElwee Chief Scientific Officer	35,000	December 22, 2010	US$5.00	July 13, 2017
	75,000	December 7, 2016	$0.60	December 7, 2021
	10,000	September 5, 2013	$5.50	September 5, 2020
David Hall, Director	75,000	December 7, 2016	$0.60	December 7, 2021
John Challis Director	10,000	September 5, 2013	$5.50	September 5, 2020
	30,000	December 7, 2016	$0.60	December 7, 2021
Peter Lewis Director	10,000	September 5, 2013	$5.50	September 5, 2020
	30,000	December 7, 2016	$0.60	December 7, 2021
Geoff MacKay Director	15,000	October 14, 2015	$3.60	October 14, 2020
	30,000	December 7, 2016	$0.60	December 7, 2021
	100,000	September 5, 2013	$5.50	September 5, 2020
Hugh Rogers Director	75,000	February 3, 2017	$1.64	February 3, 2022

(1)	These stock options were issued to CTG Consulting Inc., a private company wholly owned by Lee Buckler.

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

As at April 20, 2017, no were no persons known to us to be the beneficial owner of more than five percent (5%) of each class of our common shares issued and outstanding The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

The following table sets forth the number of our issued and outstanding common shares that are held by record holders in the United States. We have no Class A preference shares outstanding:

Class	Number of Shareholders	Total Common Shares Held	Percentage of Common Shares
Common Shares	38	474,892	2.54%(1)

(1)	Based on 18,626,703 common shares issued and outstanding as of April 20, 2017.

To our knowledge we are not directly or indirectly owned or controlled by another company, a foreign government or any other natural or legal person, severally or jointly.

To our knowledge, there are no arrangements the operation of which may, at a subsequent date, result in a change in the control of our company.

B. Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2014 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals’ families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence.

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2016	December 31, 2015	December 31, 2014
Research and development fees owing to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	-	$56,030	-
Dermaticum, a company controlled by Rolf Hoffmann, an officer of our company	-	$1,636	-
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$15,250	$15,250	-
Kevin McElwee, an officer of our company	0	-	-
General and administrative fees (salaries) owed to:
David Hall, a director of our company	$146,000	$120,000	$9,127
Lee Buckler, a director and officer of our company	$26,354	-	-
Peter Jensen, a former director of our company	$13,500	$8,500	-
Peter Lewis, a director of our company	$16,500	$5,750	-
Geoff MacKay, a director of our company	$13,637	$2,887	-
John Challis, a director of our company	$16,500	$5,750	-
	$247,741	$215,803	$9,127

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

We incurred the following transactions with companies that are controlled by directors and/or officers of our company. The transactions were measured at the amount established and agreed to by the parties.

	December 31, 2016	December 31, 2015	December 31, 2014
Research and development fees paid to:

	December 31, 2016	December 31, 2015	December 31, 2014
Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	-	$168,000	$183,060
Dermaticum, a company controlled by Rolf Hoffmann, an officer of our company	-	$5,910	$8,736
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	-	$60,000	$65,762
	$Nil	$233,910	$257,558

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, our chief executive officer and our chief financial officer. For details regarding the compensation, please see Item 6.B.

	December 31, 2016	December 31, 2015	December 31, 2014
General and administrative – salaries	$285,000	$578,887	$438,500
Stock-based compensation	$826,307	$42,216	$45,986
	$1,111,307	$621,103	$484,486

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

Audited Annual Financial Statements as at December 31, 2016 and 2015:

Independent Auditor’s Report of BDO Canada LLP, dated May 1, 2017;

Consolidated Statement of Financial Position as at December 31, 2016 and 2015;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, 2015 and 2014;

Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014;

Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and

Notes to the Consolidated Financial Statements.

The audited consolidated financial statements for the years ended December 31, 2016 and 2015 can be found under “Item 17 Financial Statements”.

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

B. Significant Changes

There were no significant changes in our financial affairs since December 31, 2016.

ITEM 9 The Offer and Listing

A. Offer and Listing Details

Price History

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board or the OTCQB, as applicable, currently under the symbol “REPCF”. On August 10, 2016, we effected a ten (10) for one (1) reverse split.

The following table sets forth the annual high and low market prices for our common shares on the OTC Bulletin Board or the OTCQB, as applicable, for the five most recent full fiscal years:

OTC Bulletin Board / OTCQB
Annual Highs and Lows	High (U.S.$)	Low (U.S.$)
2012	2.60	0.75
2013	0.78	0.35
2014	0.87	0.30
2015	0.454	0.10
2016	$0.85	$0.08

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

Since January 13, 2014, our common shares have been quoted on the TSX Venture Exchange, under the symbol “RP”. The following table sets forth the annual high and low market prices for our common shares on the TSX Venture Exchange since the listing date:

TSX Venture Exchange
Annual Highs and Lows	High (CAD$)	Low (CAD$)
2014	9.30	5.80
2015	5.50	1.25
2016	7.20	0.42

The high and low market prices for our common shares for each full fiscal quarter for the two most recent full fiscal years on the OTC Bulletin Board or the OTCQB, as applicable, were as follows:

OTC Bulletin Board / OTCQB
Quarterly Highs and Lows	High (U.S.$)	Low (U.S.$)
2015
First Quarter	0.547	0.256
Second Quarter	0.454	0.26
Third Quarter	0.371	0.25025
Fourth Quarter	0.2898	0.166
2016
First Quarter	0.22	0.1339
Second Quarter	0.1469	0.08
Third Quarter	0.66	0.0597
Fourth Quarter	0.85	0.50

The high and low market prices for our common shares for each full fiscal quarter the stock was listed on the CSE were as follows:

CSE
Quarterly Highs and Lows	High (CAD$)	Low (CAD$)
2014
First Quarter	No trades

The high and low market prices for our common shares for the two most recent full fiscal years on the TSX Venture Exchange were as follows:

TSX Venture Exchange
Quarterly Highs and Lows	High (CAD$)	Low (CAD$)
2015
First Quarter	7.20	3.20
Second Quarter	5.80	3.20
Third Quarter	4.65	3.25
Fourth Quarter	3.70	2.40
2016

TSX Venture Exchange
Quarterly Highs and Lows	High (CAD$)	Low (CAD$)
First Quarter	3.25	1.75
Second Quarter	1.85	0.95
Third Quarter	1.20	0.42
Fourth Quarter	1.10	0.64

The high and low market prices of our common shares for each of the most recent six months on the OTC Bulletin Board or the OTCQB, as applicable, were as follows:

OTC Bulletin Board / OTCQB
Monthly Highs and Lows	High (U.S.$)	Low (U.S.$)
October 2016	0.85	0.50
November 2016	0.77	0.58
December 2016	0.73	0.50
January 2017	1.46	0.70
February 2017	1.31	0.69
March 2017	0.75	0.54

The high and low market prices of our common shares for each of the most recent six months on the TSX Venture Exchange were as follows:

TSX Venture Exchange
Monthly Highs and Lows	High (CAD$)	Low (CAD$)
October 2016	1.10	0.64
November 2016	1.05	0.76
December 2016	0.97	0.66
January 2017	1.90	0.96
February 2017	1.71	0.88
March 2017	1.00	0.71

The trading price and volume of our company’s common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. Because our common shares are only sporadically traded on the OTC Bulletin Board, OTCQB and the TSX Venture Exchange, shareholders may find it difficult to liquidate their common shares, or purchase new common shares, at certain times.

All of our common shares are issued in registered form. The transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.661.0271; Facsimile: 604.661.9549) .

B. Plan of Distribution

Not applicable.

C. Markets

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board or the OTCQB, as applicable, under the symbol “REPCF”; since October 1, 2012, on the CSE (formerly the CNSX) under the symbol “RP”; since January 13, 2014 on the TSX Venture Exchange; and, since September 2012, on the Berlin Stock Exchange under the symbol P6P1 and code number A1JHCB. Our common shares are not currently listed for trading on any other market or quotation system. On January 10, 2014, we delisted from the CSE (formerly the CNSX).

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

An annual meeting of shareholders must be held at such time in each year that is not later than fifteen months after the last preceding annual meeting and at such place as our board of directors may from time to time determine. The holders of not less than five percent of our issued common shares that carry the right to vote at a meeting may requisition our board of directors to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two persons who are entitled to vote at the meeting in person or by proxy. Only persons entitled to vote, our directors, president, secretary, lawyers and auditors, and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders, provided that only persons entitled to vote may be counted in the quorum.

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

C. Material Contracts

Other than as described elsewhere in this annual report on Form 20-F, there are no material contracts which our company and TrichoScience have entered into during the last two years.

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

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act to withholding tax which tax is deducted at source by our company. The withholding tax rate for dividends prescribed by the Income Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty. Under the Treaty, the withholding tax rate is reduced to 15% on dividends paid by our company to residents of the United States and is further reduced to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting common shares of our company.

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2016 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2016 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2016. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2016 assessment of the effectiveness of our internal control over financial reporting.

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

C. Changes in Internal Controls Over Financial Reporting

There were no changes in internal controls over financial reporting during the year ended December 31, 2016 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2016, conducted by our principal executive officer and principal financial officer, we expect to make such changes in the year ended December 31, 2017.

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

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission as Exhibit 14.1 to our annual report filed on July 15, 2004. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: RepliCel Life Sciences Inc., Suite 900 – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1.

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed BDO Canada LLP, Chartered Professional Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2016. The aggregate fees billed by BDO Canada LLP for audit services rendered for the audit of our annual financial statements and interim reviews of our quarterly financial statements for the fiscal years ended December 31, 2016 and December 31, 2015 were $81,203 and $86,449, respectively.

Audit Related Fees

For the fiscal year ended December 31, 2016, and 2015, the aggregate fees billed for audit related services by BDO Canada LLP were $nil and $nil, respectively.

Tax Fees

For the fiscal years ended December 31, 2016 and 2015, the aggregate fees billed for tax compliance and tax planning by BDO Canada LLP were $3,675 and $6,562, respectively.

All Other Fees

For the fiscal years ended December 31, 2016 and 2015, the aggregate fees billed by BDO Canada LLP for other non-audit professional services, other than those services listed above, were $nil and $nil, respectively.

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

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2016, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

ITEM 16F Change in Registrant’s Certifying Accountant

None.

ITEM 16G. Corporate Governance

Not applicable.

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 17 Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements as at December 31, 2016 and 2015:

Independent Auditor’s Report of BDO Canada LLP, dated May 1, 2017;

Consolidated Statement of Financial Position as at December 31, 2016 and 2015;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, 2015 and 2014;

Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014;

Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and

Notes to the Consolidated Financial Statements.

REPLICEL LIFE SCIENCES INC.

INDEPENDENT AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

For the year-ended December 31, 2016

(Stated in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Independent Auditor’s Report

To the Shareholders of RepliCel Life Sciences Inc.

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015 and the consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2016, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of RepliCel Life Sciences Inc. as at December 31, 2016 and 2015 and its financial performance and its cash flows for the years ended December 31, 2016, 2015, and 2014 in accordance with International Financial Reporting Standards.

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

Chartered Professional Accountants

Vancouver, British Columbia
May 1, 2017

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Comprehensive Loss
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

	Notes	December 31, 2016	December 31, 2015
Assets

Current assets
Cash and cash equivalents		$60,752	$175,791
Guaranteed investment certificate		1,450,000	-
Sales taxes recoverable		66,060	25,816
Prepaid expenses and deposits		236,055	193,213
		1,812,867	394,820
Non-current assets
Equipment	7	15,320	21,100

Total assets		$1,828,187	$415,920

Liabilities

Current liabilities
Accounts payable and accrued liabilities	9	$621,737	$1,017,701

Shareholders’ equity (capital deficit)
Common shares	8	21,910,238	16,498,743
Contributed surplus	8	4,071,899	3,403,869
Accumulated deficit		(24,775,687)	(20,504,393)
Total shareholders’ equity (capital deficit)		1,206,450	(601,781)

Total liabilities and shareholders’ equity (capital deficit)		$1,828,187	$415,920

Events after the reporting date	16

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Lee Buckler”
Director	Director

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Comprehensive Loss
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

	December 31,	December	December 31,
	2016	31, 2015	2014

	$	$	$
Expenses
Research and development (Note 9)	1,115,063	2,319,830	1,942,877
General and administrative (Note 6, 7 and 9)	3,172,565	2,727,098	3,267,739

Loss before other items	(4,287,628)	(5,046,928)	(5,210,616)
Other items:
Change in fair value of warrants denominated in a foreign currency (Note 8g)	-	3,633	(7,695)
Foreign exchange gain (loss)	16,334	(15,452)	3,502
Interest income	-	14,733	16,398

Net and comprehensive loss	$(4,271,294)	$(5,044,014)	$(5,198,411)

Basic and diluted loss per share	$(0.54)	$(0.92)	$(1.02)

Weighted average shares outstanding	7,952,312	5,687,544	5,090,485

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Cash Flows
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

	December 31,	December 31,	December 31,
	2016	2015	2014

Operating activities

Net loss	$(4,271,294)	$(5,044,014)	$(5,198,411)
Add items not involving cash:
Depreciation	5,780	6,975	7,606
Stock-based compensation	826,307	131,714	784,394
Change in fair value of warrants (Note 8g)	-	(3,633)	7,694

Changes in non-cash working capital balances:
Sales taxes recoverable	(40,244)	3,293	(4,065)
Prepaid expenses and deposits	(42,842)	(142,031)	(4,614)
Accounts payable and accrued liabilities	(21,893)	686,266	(37,920)
Net cash used in operating activities	(3,544,186)	(4,361,430)	(4,445,854)

Investing activities

Guaranteed Investment Certificate	(1,450,000)	1,500,000	(1,500,000)
Purchase of equipment	-	(2,192)	(10,165)
Net cash provided by (used for) investing activities	(1,450,000)	1,497,808	(1,510,165)

Financing activities

Gross proceeds on issuance of common shares	4,848,524	2,645,259	3,990,125
Proceeds on issuance of shares on exercise of warrants	244,997	-	834,218
Finder’s fee	(214,374)	(140,960)	(291,215)
Net cash provided by financing activities	4,879,147	2,504,299	4,533,128

Decrease in cash and cash equivalents during the year	(115,039)	(359,323)	(1,422,891)

Cash and cash equivalents, beginning of the year	175,791	535,114	1,958,005

Cash and cash equivalents, end of the year	$60,752	$175,791	$535,114

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

	Common Stock
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2016	6,348,038	$16,498,743	$3,403,869	$(20,504,393)	$(601,781)
Shares released from escrow– Note 6	(60,000)	341,000	(341,000)	-	-
Shares issued upon exercise of warrants for cash at $2.20 – Note 8(b)(vi)	111,362	244,997	-	-	244,997
Shares issued – Note 8 (b) iv, v	326,763	584,525	-	-	584,525
Stock-based compensation – Note 8 (e)	-	-	826,307	-	826,307
Shares issued – Note 8 (b) ii	8,199,999	4,263,999	-	-	4,263,999
Finders fees – Note 8 (b) ii	-	(390,857)	176,483	-	(214,374)
Shares issued as finder fees – Note 8 (b) ii	12,000	(6,240)	6,240	-	-
Shares issued for debt settlement – Note 8 (b) i	719,368	374,071	-	-	374,071
Net loss for the year	-	-	-	(4,271,294)	(4,271,294)
Balance, December 31, 2016	15,657,530	$21,910,238	$4,071,899	$(24,775,687)	$1,206,450

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2015	5,494,728	$14,047,244	$-	$3,219,355	$(15,460,379)	$1,806,220
Shares issued for cash at CAD $3.10 – Note 8(b)	853,310	2,645,259	-	-	-	2,645,259
Finders fees – Note 8(b)	-	(193,760)	-	52,800	-	(140,960)
Stock based compensation – Note 8	-		-	131,714	-	131,714
Net loss for the year	-	-	-	-	(5,044,014)	(5,044,014)
Balance, December 31, 2015	6,348,038	$16,498,743	$-	$3,403,869	$(20,504,393)	$(601,781)

	Common Stock
			Share	Contributed	Accumulated
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance, January 1, 2014	4,811,861	$9,430,914	$-	$2,305,713	$(10,261,968)	$1,474,659
Shares issued upon exercise of warrants for cash at US $5.00 – Note 8(b)	150,851	1,046,667	-	-	-	1,046,667
Shares issued for cash at CAD $7.50 – Note 8(b)	532,016	3,990,125	-	-	-	3,990,125
Finders fees – Note 8(b)	-	(420,462)	-	129,247	-	(291,215)
Stock based compensation – Note 8	-		-	784,395	-	784,395
Net loss for the year	-	-	-	-	(5,198,411)	(5,198,411)
Balance, December 31, 2014	5,494,728	$14,047,244	$-	$3,219,355	$(15,460,379)	$1,806,220

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
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

These consolidated financial statements for the year-ended December 31, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The financial statements were authorized for issue by the Board of Directors on May 1, 2017.

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

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2016, the Company is in the research stage, has accumulated losses of $24,775,687 since its inception and expects to incur further losses in the development of its business. The Company will require additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern.

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
For the year-ended December 31, 2016
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
For the year-ended December 31, 2016
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
For the year-ended December 31, 2016
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

The number of shares potentially issuable at December 31, 2016 that were not included in the computation of loss per share totaled 12,310,910 (2015: 2,349,785; 2014: 1,456,006) consisting of 1,417,000 (2015: 484,000; 2014: 489,000) outstanding stock options; nil (2015: 170,000; 2014: 170,000) contingently issuable common shares held in escrow to be released upon the occurrence of certain milestones (Note 8(f)); 10,848,439 warrants (2015: 1,650,314; 2014: 797,005); and 45,471 agents’ options (2015: 45,471; 2014: Nil) (Note 8(i)).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

g)	Income Taxes

Income tax expense is comprised of current and deferred tax. Current and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

i)	Intangible Assets – continued

Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalised if it can be demonstrated that:

•	it is technically feasible to develop the product for it to be sold;

•	adequate resources are available to complete the development;

•	there is an intention to complete and sell the product;

•	the Company is able to sell the product;

•	sale of the product will generate future economic benefits; and

•	expenditure on the project can be measured reliably.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

Capitalized development costs are amortised over the periods the Company expects to benefit from selling the products developed. Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognised in the consolidated statement of comprehensive income as incurred.

The Company expenses research costs until such time U.S. approval from the Federal Drug Administration is obtained.

j)	Foreign Currency Translation

The financial statements are presented in Canadian dollars, which is also the functional currency.

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
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in contributed surplus in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized as stock based compensation expense (Note 8(e)).

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
For the year-ended December 31, 2016
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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

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

As of December 31, 2016, the Company has derivative liabilities of $Nil (2015: $Nil) in warrants denominated in a foreign currency.

The Company classifies its financial instruments as follows:

Cash and cash equivalents	loans and receivables
Guaranteed investment certificates	loans and receivables
Accounts payable and accrued liabilities	other financial liabilities
Warrants denominated in a foreign currency	fair value through profit and loss

Fair value measurement hierarchy

IFRS 7 requires certain disclosures which require the classification of financial assets and financial liabilities measured at fair value using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurement. The fair value hierarchy has the following levels:

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
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

o)	Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share options and warrants are classified as equity instruments. Incremental costs directly attributable to the issue of new shares, warrants, or options are shown in equity as a deduction, net of tax, from the proceeds.

The Company’s ordinary shares are classified as equity instruments.

5.	Accounting Standards, Amendments and Interpretations

a)	New Standards, Amendments and Interpretations Effective for the first time from January 1, 2016

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2016 or later periods.

There were no new standards or interpretations effective for the first time for periods beginning on after January 1, 2016 that had a material impact on these consolidated financial statements.

b)	Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2016. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application. In all cases the Company intends to apply these standards from application date as indicated below:

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

5.	Accounting Standards, Amendments and Interpretations - continued

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

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel acquired the issued and outstanding shares of TrichoScience. Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 440,000 common shares of RepliCel. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 340,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent. These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The Compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$5.00 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$5.00.

During the year ended December 31, 2016, 170,000 common shares held in escrow were released and 60,000 common shares were cancelled and returned to the Company in connection with the resignation of the Company’s previous CEO. Stock based compensation of $341,000 (representing the fair value of the shares that were released when the escrow agreement was modified) was recognized for these shares during the year-ended December 31, 2016 (year-ended December 31, 2015: $nil). The fair value of the shares on modification was $3.10. The other 100,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

7.	Equipment

	Furniture and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2015	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2016	14,249	41,751	56,000

Depreciation:
At December 31, 2015	8,749	26,151	34,900
Depreciation	1,100	4,680	5,780
At December 31, 2016	9,849	30,831	40,680
Net book value at December 31, 2016	$4,400	$10,920	$15,320

	Furniture and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2014	$14,249	$39,559	$53,808
Additions	-	2,192	2,192
Disposals	-	-	-
At December 31, 2015	14,249	41,751	56,000

Depreciation:
At December 31, 2014	7,496	20,429	27,925
Depreciation	1,253	5,722	6,975
At December 31, 2015	8,749	26,151	34,900
Net book value at December 31, 2015	$5,500	$15,600	$21,100

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

8.	Share Capital

a)	Authorized:

Unlimited common shares without par value

Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

b)	Issued and Outstanding:

During the year-ended December 31, 2016:

i)

On October 14, 2016, the Company has entered into a debt settlement agreement whereby the aggregate amount of $374,072 owed by the Company to certain creditors will be settled by the issuance of 719,368 units (each, a “Unit”). Each Unit consists of one common share of the Company (each, a “Share”) and one share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder to purchase one additional Share for a period of two years at a price of $1.10 per Share.

The Warrants will be subject to an acceleration provision such that in the event that the Shares have a closing price on the TSX Venture Exchange (the “TSXV”) of greater than $2.00 per Share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the Debt Settlement, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given to the holder.

The Company received the approval of the Debt Settlement from the TSXV and issued the Shares and the Warrants on December 28, 2016.

ii)

The Company closed a non-brokered private placement on October 28, 2016 of 8,199,999 units (each, a “Unit”) at a price of $0.52 per Unit for proceeds of $4,263,999 (the “Offering”). Each Unit consists of one common share of the Company (each, a “Share”) and one share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder to purchase one additional Share for a period of two years from the closing of the Offering at a price of $0.52 per Share. In connection with the Offering, the Company paid $214,374 in finders’ fees, issued 339,391 finder’s warrants and 12,000 finder’s Units.

The Warrants are subject to an acceleration provision such that in the event that the Shares have a closing price on the TSX Venture Exchange of greater than $2.00 per Share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the Offering, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given to the holder.

The fair value of the agent’s warrants have been estimated using the Black Scholes option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 102%; (3) a risk-free interest rate of 0.70%; (4) an expected life of 24 months. The value assigned to the agent’s warrants was $176,483.

iii)

On July 22, 2016, the Company’s board of directors authorized a plan to proceed with a consolidation of its outstanding common shares on the basis of ten (10) pre-consolidation Shares for one (1) post-consolidation Share. This plan was approved on August 10, 2016. The financial statements have been adjusted to reflect this consolidation.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

iv)	On April 4, 2016, the Company closed a non-brokered private placement of 188,763 shares at a price of $2.00 per share for gross proceeds of $377,525. There were no warrants attached to the financing.

v)

On June 1, 2016, the Company closed a non-brokered private placement of 138,000 common shares at a price of $1.50 per share for gross proceeds of $207,000. There were no warrants attached to the financing.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

8.	Share Capital - continued

b)	Issued and Outstanding - continued

vi)

The Company issued common shares upon the exercise of warrants that had been issued April 10, 2013 through June 16, 2014. The Company issued 111,362 warrants at an exercise price of $2.20 for gross proceeds totaling $244,997. 111,362 additional common share purchase warrants were granted in connection with the warrant exercise, with each warrant entitling the holder to purchase one additional common share expiring on February 25, 2018 at a price of $4.00 per share.

During the year-ended December 31, 2015:

i)

The Company completed a private placement consisting of a total of 657,509 units at a price of $3.10 per unit for total gross proceeds of $2,038,279. Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of three years from the closing of the private placement at a price of $5.10 per share. Finder’s fees of $94,881 were paid in cash and 30,607 agent’s options where each agent’s option entitles the agent the option to purchase one unit (“Agent’s Unit”) of the Company at a price of $3.10 per Agent’s Unit expiring two years from the closing of the private placement. Each Agent’s Unit consists of one common share of the Company and one common share purchase warrant, which entitles the agent to purchase one additional common share expiring June 25, 2017 at a price of $5.10 per share. The fair value of the agent’s options have been estimated using the Binomial option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 80%; (3) a risk-free interest rate of 0.62%; (4) an expected life of 24 months. The value assigned to the agent’s warrants was $36,422.

ii)

The Company completed a private placement consisting of a total of 195,800 units at a price of $3.10 per unit for total gross proceeds of $606,980. Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $4.00 per share. Finder’s fees of $46,079 were paid in cash and 14,864 agent’s options where each agent’s option entitles the agent the option to purchase one unit (“Agent’s Unit”) of the Company at a price of $3.10 per Agent’s Unit expiring two years from the closing of the private placement. Each Agent’s Unit consists of one common share of the Company and one purchase warrant, which entitles the agent to purchase one additional common share expiring two years from the closing of the private placement at a price of $4.00 per share. The fair value of the agent’s options have been estimated using the Binomial option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 80%; (3) a risk-free interest rate of 0.50% - 0.61%; (4) an expected life of 24 months. The value assigned to the agent’s warrants was $16,378.

During the year-ended December 31, 2014:

(i)

The Company issued common shares upon the exercise of warrants that had been issued February 28, 2012 through April 20, 2012. The Company issued 150,851 common shares at a price of US$5.00 per share for gross proceeds of $834,218, plus $212,449 being the fair value of the warrants on the date of exercise. A total of $1,046,667 was recognized in common stock.

(ii)

The Company completed private placements consisting of a total of 532,016 units at a price of $7.50 per unit for total gross proceeds of $3,990,125. Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $10.00 per share during the first year and $12.50 per share during the second year. Finder’s fees of $291,215 were paid in cash, and 35,633 agent’s warrants with a 24 month life, and an exercise price of $7.50 per agent’s warrant were issued. The fair value of the agent’s warrants have been estimated using the Black-Scholes option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 89%; (3) a risk-free interest rate of 1.06%; (4) an expected life of 24 months. The value assigned to the agent’s warrants was $129,247.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

8.	Share Capital - continued

c)	Stock Option Plans:

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

d)	Fair value of Company Options Issued from January 1, 2014 to December 31, 2016

During the year ended December 31, 2016, the Company granted an aggregate of 1,080,000 (2015: 150,000; 2014: 1,280,000) stock options to certain directors, officers, contractors and consultants pursuant to the Stock Option Plan. Each option is exercisable for a period of 5 years at a price of $0.60 per common share. During the year ended December 31, 2016, nil options (2015: 200,000; 2014: 200,000) were forfeited. The range of exercise price is $0.36 to $0.85, expected life of five to seven years, and vesting over one year to five years from the date of grant.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	2016	2015	2014
Risk fee rate	0.99%	0.77%	1.69%
Expected life (years)	5	5	5
Volatility	68%	80%	89%
Expected Dividend	$-	$-	$-
Expected forfeiture rate	0%	0%	0%
Exercise price	$0.60	$0.36	$0.64
Grant date fair value	$0.70	$0.23	$0.52

The volatility assumption is based on the pattern and level of historical volatility of a sample of entities in the life sciences industry for the first seven years in which the shares of those entities were publicly traded.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

8.	Share Capital - continued

d)	Fair value of Company Options Issued from January 1, 2016 to December 31, 2016 - continued

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

The Company recognized a fair value of $826,307, as stock based compensation expense for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements; for the year-ended December 31, 2016 (December 31, 2015: $131,714; December 31, 2014: $784,395).

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the year-ended December 31, 2016 and the year ended December 31, 2015 is as follows:

		Weighted
		Average
	Number of Options	Exercise Price
Outstanding, January 1, 2016	484,000	$7.10
Granted	1,025,000	0.60
Cancelled	(92,000)	5.51
Outstanding, December 31 2016	1,417,000	$2.89
Exercisable, December 31, 2016	1,412,000	$1.43

Outstanding, January 1, 2015	489,000	$6.70
Granted	15,000	3.60
Forfeited	(20,000)	9.70
Outstanding, December 31, 2015	484,000	$7.10
Exercisable, December 31, 2015	455,500	$7.20

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

8.	Share Capital – continued

e)	Stock-based Compensation – continued

Outstanding, January 1, 2014	381,000	$6.40
Granted	128,000	$6.40
Forfeited	(20,000)	$6.50
Outstanding, December 31, 2014	489,000	$6.70
Exercisable, December 31, 2014	419,750	$6.90

As at December 31, 2016, the range of exercise prices for options outstanding under the Company Stock Option Plan is CAD$0.60 - US$10.00 (2014 and 2015: CAD$4.10 - US$10.00) and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 3.14 years (2015: 3.85 years; 2014: 4.85 years).

f)	Escrow Shares

Pursuant to the acquisition described in Note 6.

i)

Nil (December 31, 2015: 170,000; December 31, 2014: 170,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. During the year-ended December 31, 2016, 170,000 shares were released from escrow (year ended December 31, 2015: nil; year ended December 31, 2014: nil) and 60,000 shares were cancelled. The Company recognized a fair value of $341,000, (December 31, 2015: $nil; December 31, 2014: $nil) as stock based compensation expense in the statement of operations for the period.

ii)	December 31, 2015: Nil (December 31, 2014: Nil) common shares are being held in escrow under a pooling agreement and were subject to a timed release schedule under which:

a) 15% were released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);
b) 15% were released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;
c) the remaining 10% were released on the first day of the ninth fiscal quarter after the First Quarter.

During the year ended December 31, 2015, Nil (December 31, 2014: 175,489) common shares were released from escrow in accordance with the terms of a pooling agreement. As at December 31, 2015, all the common shares have been released from the pooling arrangement. The releases of the shares from escrow are non- compensatory. As the release of these shares is certain, they have been included in the calculation of loss per share. On January 13, 2014, the Company’s common shares commenced trading on the TSX Venture Exchange as a Tier 1 issuer under its current trading symbol “RP”. RepliCel’s common shares were delisted from the Canadian Securities Exchange at the close of trading on January 10, 2014. In connection with the Company’s listing on the TSX Venture Exchange, 2,350,868 common shares, which represented approximately 49% of the Company’s issued and outstanding shares, were escrowed, with 25% of the escrowed shares being released upon listing and a further 25% every six months. In addition, stock options to acquire up to 140,000 shares are also subject to escrow under the same release schedule. At December 31, 2015, all of the shares and stock options held under escrow have been released. The releases of the shares from escrow are non- compensatory.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

8.	Share Capital – continued

g)	Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

			Weighted
	Warrants		Average
	Outstanding		Exercise Price
Outstanding, January 1, 2015	25,000	$	US 20.00
Exercised	-		-
Expired	-		-
Outstanding, December 31, 2015	25,000	$	US 20.00
Exercised	-		-
Expired	(25,000)		US 20.00
Outstanding, December 31, 2016	-		$-

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s consolidated statement of financial position and are fair valued at each reporting period.

During the year-ended December 31, 2016, nil (December 31, 2015: nil) warrants were exercised.

The warrants entitled holders to purchase an aggregate of 25,000 common shares. The assumptions used to determine the fair value in the year-ended December 31, 2016 were as follows: (1) risk-free rate of 0.54%; (2) dividend yield of nil; (3) an expected volatility of 80%; (4) an expected life of 1.5 months; (5) share price of US$1.50; and (6) an exercise price of US$20.00.

During the year-ended December 31, 2014, 150,851 warrants were exercised for US$5.00 per warrant. The Company issued 150,851 common shares for cash proceeds of $834,218 (see note 8(b)). The warrants entitle holders to purchase an aggregate of 25,000 common shares. The assumptions used to determine the fair value of $3,633 at December 31, 2014 were as follows: (1) risk-free rate of 1.00%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 17 months; (5) share price of US$3.20; and (6) an exercise price of US$20.00.

The change in the fair value of the warrants for the year-ended December 31, 2016 was $nil (December 31, 2015 – gain of $3,633) and was recorded in the consolidated statement of comprehensive loss.

	December 31, 2016	December 31, 2015
Warrants denominated in a foreign currency, opening balance	$-	$3,633
Fair value of warrants issued	-	-
Fair value of warrants exercised (note 7 (b))	-	-
Change in fair value of warrants	-	(3,633)
Warrants denominated in a foreign currency, closing balance	$-	$-

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

8.	Share Capital – continued

h)	Warrants

The number of warrants outstanding at December 31, 2016, each exercisable into one common share, is as follows:

		Weighted		Expiry
	Warrants	Average
	Outstanding	Exercise Price
April 10, 2013	148,227	CAD$ 5.00		April 10, 2017	*
May 21, 2013	40,000	CAD$ 5.00		May 21, 2017	*
May 9, 2014	309,983	CAD$ 10.00	***	May 9, 2018	***
May 21, 2014	60,200	CAD$ 10.00		May 21, 2018	**
June 16, 2014	66,600	CAD$ 10.00	***	June 16, 2018	***
June 25, 2015	657,509	CAD$ 5.10		June 25, 2018
November 20, 2015	173,900	CAD$ 4.00		November 20, 2017
December 23, 2015	21,900	CAD$ 4.00		December 23, 2017
February 25, 2016	111,362	CAD$ 4.00		February 25, 2018
October 28, 2016	8,199,999	CAD $0.85		October 28,2018
October 28, 2016	339,391	CAD $0.85		October 28,2018
December 28, 2016	719,368	CAD $1.10		December 28, 2018
Outstanding, December 31, 2016	10,848,439	CAD $ 1.65

	Warrants	Weighted Average
	Outstanding	Exercise Price
Outstanding January 1, 2014	416,860	$5.00
Issued	567,650	9.84
Expired	(187,504)	(4.29)
Outstanding January 1, 2015	797,006	8.30
Issued	853,309	4.85
Outstanding, January 1, 2016	1,650,315	6.50
Issued	9,370,120	0.87
Exercised	(111,362)	(2.20)
Expired	(60,634)	(6.55)
Outstanding, December 31 2016	10,848,439	$1.65

*On April 13, 2016, the Company received approval from the TSX Venture Exchange (the “TSXV”) to extend the term of 204,356 share purchase warrants (the “Warrants”). The original term of 164,356 of the Warrants was two years and expired on April 10, 2015 and the original term of 40,000 of the Warrants was two years and expired on May 21, 2015. The Company previously received an extension from the TSXV for an additional year for the Warrants so that 164,356 Warrants were to expire on April 10, 2016 and 40,000 Warrants were to expire on May 21, 2016. The Company proposed to extend the expiry date for a further one-year period to April 10, 2017 for 164,356 of the Warrants and to May 21, 2017 for 40,000 of the Warrants.

**The Company also announced that it has applied to the TSXV for approval to amend the exercise price of 73,700 warrants (the “2014 Warrants”) issued pursuant to the private placement announced on May 20, 2014 from $10.00 to $5.00 for the first year and from $12.50 to $5.00 for the second year, and to extend the expiry date from May 20, 2016 to May 20, 2018. The exercise period for the 2014 Warrants will also be amended by reducing the exercise period to 30 days if, for any consecutive trading days during the unexpired term of the 2014 Warrants, the closing price of the Company’s listed shares exceeds $6.25.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

***On April 29, 2016, the Company received approval from the TSX Venture Exchange (the “TSXV”) to extend the term of 376,583 share purchase warrants (the “Warrants”). The original term of 309,983 of the Warrants was two years and expired on May 9, 2016 and the original term of 66,600 of the Warrants was two years and will expire on June 16, 2016. The Company proposed to extend the expiry date for a further two-year period to May 9, 2018 for 309,983 of the Warrants and to June 16, 2018 for 66,600 of the Warrants.

The Company also received approval by the TSXV to amend the exercise price of 309,983 warrants (the “Repriced Warrants”) from $10.00 to $5.00 for the first year and from $12.50 to $5.00 for the second year. The exercise period for the Repriced Warrants will also be amended by reducing the exercise period to 30 days if, for any consecutive trading days during the unexpired term of the Repriced Warrants, the closing price of the Company’s listed shares exceeds $6.25.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

8.	Share Capital – continued

h)	Warrants – continued

During the year-ended December 31 2016, the Company offered a warrant incentive program (the “Program”) which allowed holders of warrants to exercise warrants at an exercise price of $2.20 for a 14-day period up until February 24, 2016. 111,362 warrants were exercised in connection with the Program. If not exercised on or before February 24, 2016, the warrants would be exercisable under their current warrant exercise terms until expiry.

i)	Agent’s Options

The number of agent’s options outstanding at December 31, 2016, each exercisable into one unit of the Company, is as follows:

		Weighted	Expiry
	Agent’s	Average
	Options	Exercise
	Outstanding	Price
June 25, 2015	30,607	$3.10	June 25,2017(Note 7(b-v))
November 20, 2015	13,912	$3.10	November 20,2017(Note 7(b-v))
December 23, 2015	952	$3.10	December 23,2017(Note 7(b-v))
Outstanding, December 31, 2016	45,471	$3.10

9.	Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2016	December 31, 2015	December 31, 2014
Companies controlled by directors of the Company	$15,250	$72,916	$-
Directors or officers of the Company	232,491	142,887	9,127
	$247,741	$215,803	$9,127

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	December 31, 2016	December 31, 2015	December 31, 2014
Research and development	$1,535	$233,910	$257,558
	$1,535	$233,910	$257,558

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

9.	Related Party Transactions – continued

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2016	December 31, 2015	December 31, 2014
General and administrative – salaries	$285,000	$578,887	$438,500
Stock-based compensation	826,307	42,216	45,986
	$1,111,307	$621,103	$484,486

10.	Income Taxes

a)	Income tax recognized in profit or loss:

	2016	2015	2014

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	-	-	-
Deferred tax expense	-	-	-
Total	-	-	-

b)	Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2016	2015	2014

Net income (loss) for the year before taxes	$(4,271,294)	$(5,044,012)	$(5,198,411)
Combined federal and provincial income tax rate	26.00%	26.00%	26.00%
Expected income tax expense (recovery)	(1,111,000)	(1,311,000)	(1,352,000)
Increase (decrease) resulting from
Foreign tax rate differential Income taxed at reduced rate	-	-	-
SR&ED credit claims	78,000	(210,000)	(129,000)
Stock-based compensation	189,000	34,000	257,000
Non-deductible items	(55,000)	24,000	16,000
Tax adjustment from rate change and other		-	-
Change in unrecognized deferred tax assets	899,000	1,501,000	1,208,000
Income tax expense	$-	$-	$-

c)	The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

10.	Income Taxes - continued

	2016	2015	2014

Deferred tax assets
Non-capital losses	$4,703,000	$3,741,000	$2,469,000
Equipment and other	78,000	76,000	74,000
Temporary differences relating to intellectual property costs	136,000	136,000	80,000
Foreign tax credit	412,000	412,000	412,040
Un-deducted SR&ED expenditure pool	320,000	320,000	234,000
Investment tax credit	161,000	239,000	177,000
Share issuance costs	113,000	100,000	77,000
Unrecognized deferred tax assets	(5,923,000)	(5,024,000)	(3,523,040)
	$-	$-	$-

Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods. No deferred tax asset has been recognized as this criteria has not been met.

At December 31, 2016, the Company has Canadian non capital losses totalling approximately $18,089,000 that expire beginning in 2026:

Year of Expiry	Amount
2026	$6,000
2027	16,000
2028	533,000
2029	863,000
2031	2,080,000
2032	2,290,000
2033	39,000
2034	3,908,000
2035	4,653,000
2036	3,701,000
$18,089,000

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

11.	Financial Instruments and Risk Management

As at December 31, 2016, the Company’s financial instruments are comprised of cash, GIC, accounts payable and accrued liabilities. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

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

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At December 31, 2016 the Company held US dollar cash balances of $565 (US$420) (December 31, 2015: $12,229 or US$8,821). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$5 (US$4) on the cash balance held December 31, 2016.

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

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2016:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$621,737	$621,737

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
(Stated in Canadian Dollars)

11.	Financial Instruments and Risk Management - continued

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	Classification	Level	December 31, 2016	December 31, 2015

Cash and cash equivalents	Loans and receivables	Level 1	$60,752	$175,791
Guaranteed investment certificate	Loans and receivables	Level 1	1,450,000	-
			$1,510,752	$175,391

Financial liability included in the statement of financial position are as follows:

	Classification	Level	December 31, 2016	December 31, 2015

Accounts payable and accrued liabilities	other financial liabilities	Level 1	$621,737	$1,017,701
			$621,737	$1,017,701

The Company has no financial instruments carried at fair value subject to level 2 or 3 fair value measurements.

12.	Commitments and Contingencies

The Company has entered into an operating lease agreement for its office premises. The term of the lease is for three years ending on October 31, 2015. The Company renewed the lease for an additional two years ending on October 31, 2017. Subsequent to period-end, the Company entered into a sublease agreement for the remaining term of the lease. The annual commitments under the lease are as follows:

2017
119,756

The Company has entered into a Collaboration and Technology Transfer Agreement with Shiseido Company Limited who have alleged RepliCel breached obligations in the agreement, which may allegedly be terminal to future obligations pursuant to the agreement. The Company has vigorously denied the existence of such a breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement. No litigation or the triggering of other dispute mechanisms has been entered into by either party and the Company’s management is actively seeking to continue discussions and/or negotiations. Management maintains the position that any data produced from clinical trials of the technology will, by agreement, be made available to the Company.

From time to time the Company is subject to claims and lawsuits arising from the in the ordinary course of operations. In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company’s financial position.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2016
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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders’ equity and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program. Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. There has been no change in the Company’s approach to capital management during the year-ended December 31, 2016.

14.	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the year-ended December 31, 2016, 2015 or 2014.

15.	Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.

16.	Events after the Reporting Date

On February 3, 2017, the Company has granted stock options to a certain director for the purchase of up to 75,000 common shares of the Company pursuant to its Stock Option Plan. Each option is exercisable for a period of five years at a price of $1.64 per common share.

On February 24, 2017, the Company completed a private placement of 2,532,100 units for gross proceeds of $3,165,125. Each Unit consists of one common share of the Company, and one share purchase warrant. Each warrant entitles the holder to purchase one additional share for a period of three years from the closing of the financing at a price of $2.00 per share.

On March 6, 2017, the Company announces that it has applied to the TSX Venture Exchange (the “Exchange”) for an amendment to the exercise price of 148,226 non-transferable share purchase warrants (the “April Warrants”) expiring April 10, 2017 from $5.00 to $1.14 and 173,900 non-transferable share purchase warrants (the “November Warrants”) expiring on November 20, 2017 from $4.00 to $1.14. All other terms of the April Warrants and the November Warrants will remain the same. The amendment to the exercise price is subject to the approval of the Exchange.

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

(8)	List of Significant Subsidiaries
8.1	TrichoScience Innovations Inc., a company incorporated under the federal laws of Canada, all of the shares of which are beneficially owned by our company.
(11)	Code of Ethics
11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).
(12)	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Lee Buckler.
12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Tom Kordyback.
(13)	906 Certification
13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Lee Buckler.
13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Tom Kordyback.
(15)	Other
15.1*	Consent of BDO Canada LLP

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REPLICEL LIFE SCIENCES INC.

Per:	/s/ Lee Buckler
Lee Buckler
Chief Executive Officer, President and Director

Dated: May 1, 2017

Per:	/s/ Tom Kordyback
Tom Kordyback
Chief Financial Officer

Dated: May 1, 2017