Form 20-F/A
period 2016-12-31
REPLICEL LIFE SCIENCES INC.
filed 2018-01-12
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F /A
Amendment No. 1

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
[   ] YES [   ] NO

Explanatory Note

The purpose of this Amendment No. 1 to Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on May 1, 2017 (the “Form 20-F”), is solely to update the Auditor’s Report.

No other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F, other than the updated Auditor’s Report.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of RepliCel Life Sciences Inc. as at December 31, 2016 and 2015 and its financial performance and its cash flows for the years ended December 31, 2016, 2015, and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

REPLICEL LIFE SCIENCES INC.

Per:	/s/ Lee Buckler
Lee Buckler
Chief Executive Officer, President and Director

Dated: January 12, 2018

Per:	/s/ Tom Kordyback
Tom Kordyback
Chief Financial Officer

Dated: January 12, 2018