Form 20-F
period 2017-12-31
REPLICEL LIFE SCIENCES INC.
filed 2018-05-11
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Amendment No. ____)

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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
21,442,584 common shares as of December 31, 2017

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

If an emerging growth company that prepares its financial statements in according with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

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
  our belief that RCT-01 has advantages over current treatments such as the use of non-steroidal anti-inflammatory medication or corticosteroids which are limited in efficacy;
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
  our research pertaining to and plan to continue to prepare for a phase 2 does-finding trial for RCH-01 and details of such a trial;
  our belief as to the potential of our products;
  our assumption that our agreements and working relationship with key service providers (e.g., contract manufacturer, suppliers, contract research organizations, etc.) and licensees/partners (e.g., Shiseido) will continue in good standing;
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

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks set out in the section entitled “Risk Factors” commencing on page 8, which may cause our or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the following risks:

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

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS for the five fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013. The information presented below for the five year period ended December 31, 2017, 2016, 2015, 2014 and 2013 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars – Calculated in accordance with IFRS)

	Year ended	Year ended	Year ended	Year ended	Year ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
	(audited)	(audited)	(audited)	(audited)	(audited)

Net sales or operating revenues	-	-	-	-	$4,120,400

Total expenses	$5,991,915	$4,287,628	$5,046,928	$5,210,616	$3,737,412

Net income (loss) before tax	$(6,014,333)	$(4,271,294)	$(5,044,014)	$(5,198,411)	$383,468

Income tax	-	-	-	-	$412,040

Total comprehensive loss	$(6,014,333)	$(4,271,294)	$(5,044,014)	$(5,198,411)	$(28,572)

Basic and diluted loss per share	$(0.32)	$(0.54)	$(0.09)	$(0.10)	$(0.00)

Total assets	846,026	$1,828,187	$415,920	$2,141,288	$2,052,401

Net assets	$(319,997)	$1,206,450	$(601,781)	$1,806,220	$1,474,659

Share capital	26,182,073	$21,910,238	$16,498,743	$14,047,244	$9,430,914

Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	18,680,021	7,952,312	5,687,544	4,090,485	4,524,693

Long-term debt	-	-	-	-	-

Disclosure of Exchange Rate History

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 30, 2018, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rate of the Bank of Canada), was Cdn $1.2836 for each one US dollar. For the past five fiscal years ended December 31, 2017 and for the monthly periods subsequent to that date, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year	Average
December 31, 2013	1.0636
December 31, 2014	1.1643
December 31, 2015	1.2787
December 31, 2016	1.2735
December 31, 2017	1.2978

Month	High / Low
January 2018	1.2534/1.2293
February 2018	1.2806/1.2280
March 2018	1.3096/1.2822

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

As of December 31, 2017, we had accumulated $30,790,017 in net losses since inception. Our business is focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

We had cash and cash equivalents in the amount of $497,093 and a working capital deficit of $331,162 as of December 31, 2017 and we anticipate that we will require a minimum of approximately $2,100,000 to proceed with a minimal plan of operations and approximately $4,600,000 to fund our full plan or operations for the twelve-month period ended April 30, 2019. In order to fund our plan of operations for the next twelve months, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our auditors’ opinion on our December 31, 2017 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $30,790,017 for the cumulative period from September 7, 2006 (inception) to December 31, 2017. We anticipate generating losses for at least the next 12 months. As at December 31, 2017 we had a working capital deficit of $331,162 (2016: working capital surplus of $1,191,130) and an equity of $(319,997) (2016: equity of $1,206,450), and will require additional funding to continue our research and development activities, which casts substantial doubt about our company’s ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

On April 5, 2016, we completed a private placement of 188,663 common shares at a price of $2.00 per common share for gross proceeds of $377,525.

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

On October 28, 2016, we completed a private placement consisting of a total of 8,199,999 units at a price of $0.52 per unit for total gross proceeds of $4,263,999. Each unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $0.85 per common share, subject to an acceleration provision such that, in the event that the common shares have a closing price on the TSX Venture Exchange of greater than $1.50 per common share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the offering, we may accelerate the expiry date of the warrants by giving notice to the holders thereof and, in such case, the warrants will expire on the 30th day after the date on which such notice is given to the holder. Finder’s fees of $176,483 were paid in cash, 339,391 finder’s warrants and 12,000 finder’s units (the “Finder’s Units”). Each Finder’s Unit consisted of one common share and one common share purchase warrant, which entitles the finder to purchase one additional common share expiring October 28, 2018 at a price of $0.85 per common share.

On December 28, 2016, we settled $374,071 in debt by the issuance of 719,368 units at a deemed price of $0.52 per unit. Each unit consisted of one share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share until December 28, 2018 at a price of $1.10 per common share, subject to an acceleration provision such that, in the event that the common shares have a closing price on the TSX Venture Exchange of greater than $2.00 per common share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the debt settlement, we may accelerate the expiry date of the warrants by giving notice to the holders thereof and, in such case, the warrants will expire on the 30th day after the date on which such notice is given to the holder.

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

On October 19, 2017, we completed a non-brokered private placement consisting of a total of 2,815,881 common shares at a price of $0.41 per share for total gross proceeds of $1,154,511. Cash finder’s fees of $28,366 was paid in connection with the offering.

Capital Expenditures

During the last three fiscal years ended December 31, 2017, we did not undertake any capital expenditures. On March 11, 2011, we acquired an additional 2,050,000 shares of TrichoScience at a price of $1.00 per share. This acquisition was internally financed from the proceeds of our March 2011 private placement for gross proceeds of US$2,550,000.

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

Phase 2 Clinical Trial

Our company is now designing a phase 2 clinical trial intended to measure efficacy of RCT-01 in a larger population of patients with chronic Achilles tendinosis and answer critical questions related to dosing and treatment frequency.

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

Baseline evaluations of subjects’ overall health and skin condition at treatment sites on their buttocks were performed before receipt of injections at Day 0. In addition to injections delivered at Day 0, the pre-selected treatment evaluation sites received intradermal injections of RCS-01 or placebo (cryomedium) or a sham injection four and eight weeks after Day 0 according to a randomization schedule for a total of three injections per treatment site.

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

Phase 2 Clinical Trial

Our company is now designing a multi-centre phase 2 clinical trial intended to measure efficacy of RCS-01 in a larger population of patients with aging and UV-damaged skin and answer critical questions related to dosing and treatment frequency. It is intended that this trial will be conducted using prototypes of the RepliCel’s RCI-02 dermal injector.

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

These DSCC form the basis for our company’s RCH-01 product. The long-term safety of DSCC injections was demonstrated through multiple physician, patient and independent measures of local and systemic tolerance including evaluation of adverse events with respect to causality, incidence, severity and seriousness. No serious adverse events were reported over the entire 60.5 -month follow-up period of the trial. Local injection tolerance was confirmed with only a few minor scalp irritations reported around injection sites that resolved quickly soon after injection. Furthermore, histopathological evaluation of injection site biopsies taken six, 12, and 24 months after injection did not reveal any pathology that was suggestive of tumour, granuloma or foreign body formation. An analysis of injection site biopsies taken 60.5 months after injection is currently ongoing. Long-term systemic safety of RCH-01 was also confirmed as none of the systemic adverse events reported during the extended safety evaluation were related to treatment.

The seven top-tier responders in the trial saw >10% increase in hair density at six months post-injection. At 24 months, the average hair density increase for these same seven participants was 8.3% over baseline, and three of these seven trial participants maintained a >10% increase in density over baseline. The largest increase in hair density over baseline observed in this group was a 21% increase at 24 months.

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

Proposed Phase 2 Clinical Trial

We have designed a phase 2 clinical trial intended to measure efficacy of RCH-01 in a larger population of patients with mild to moderate androgenetic alopecia and answer critical questions related to dosing and treatment frequency. Our company is currently engaged in molecular marker research which is expected to lead to improvements in the product identification, manufacturing, and its clinical effectiveness. We will await the results of this research prior to submitting the clinical trial application for a phase 2 study of RCH-01 for regulatory approval.

Collaboration Agreement

We have entered into a Collaboration and Technology Transfer Agreement with Shiseido, one of the world’s largest cosmetic companies. Both companies will work towards establishing a clinical research program in Asia, with the goal of increasing the available human clinical data on RCH-01. We anticipate that collaborative technology transfer will continue between the companies as any new improvements to the RCH-01 technology are developed by either party. This agreement gives Shiseido an exclusive geographic license to use our RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 billion people. In mid-2016, Shiseido alleged that our company breached the agreement which resulted in a termination of the agreement. We have vigorously denied the existence of any breach of the agreement and believe that the agreement is still in good standing. No litigation, arbitration or other dispute mechanisms has been triggered by either party and our management is actively seeking to continue discussions and/or negotiations with Shiseido to resolve the matter. In mid-2016, Shiseido announced the commencement of a hospital-sponsored clinical study of RCH-01 in Japan funded by Shiseido. The clinical data produced in such a trial would, by agreement, be made available to our company.

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

RCI-02: Dermal Injector Device

Background

To support our RCH-01 and RCS-01 products, we have developed a second generation dermal injector device. The RCI-02 Injector is able to deliver programmable volumes of substances into programed depths to specific layers of the skin in a constant form with minimal pressure or shear stress, ensuring the injected substance is viable and healthy after application. By improving the conditions of substance delivery, we improve the chances of success in the treatment of the patient. A significant feature of the new device is the incorporation of a cooling element at the injection site, thus removing the need for an anesthetic. This is a significant improvement over current syringe-type devices where an anesthetic is required prior to injection.

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

C. Organizational Structure

We currently have one wholly-owned subsidiary, TrichoScience. TrichoScience is federally incorporated under the

Business Corporations Act (Canada).

D. Property, Plant and Equipment

Our head office is located at Suite 900 – 570 Granville Street, Vancouver, BC V6C 3P1. We rent this space on a month to month basis at $1,500 per month. We formerly rented space at Suite 2020 - 401 West Georgia Street, Vancouver, BC V6B 5A1 pursuant to a lease agreement for the office premises, the term for which expired on October 31, 2017. We executed a sub-lease and assigned the lease to a sub-tenant in July 2016 for almost 100% cost recovery. Research and development is being conducted under contract with the University of British Columbia by Kevin McElwee, PhD at the UBC Dermatology facilities in Vancouver, British Columbia, Canada and by Dr. Rolf Hoffmann in Germany. We have no current plans to construct or lease dedicated laboratory facilities.

ITEM 4A Unresolved Staff Comments

Not applicable.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with IFRS for 2017, 2016 and 2015. IFRS differs in certain significant respects from U.S. GAAP. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

A. Operating Results

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

	Year ended December 31,		Change 2017 to 2016
	2017 ($)	2016 ($)	Increase/ (Decrease) ($)	Percent Change
Revenue	-	-	-	-
Licensing fees	-	-	-	-
Expenses
Research and development	2,541,722	1,115,063	1,426,659	128%
General and administrative	3,450,193	3,172,565	277,628	9%
Other items	22,415	(16,334)	38,749	237%
Total loss	(6,014,330)	(4,271,294)	1,743,036	40%

There was no revenue from operations for the years ended December 31, 2017 and 2016

Research and development expenses totaled $2,541,722 for the year ended December 31, 2017 compared to $1,115,063 for the year ended December 31, 2016. Research and development expenses are higher than the year prior as the Company’s research and development budget for 2017 to-date has comprised of finalizing 3 clinical trials, launching a research project at UBC, and finalizing our device engineering and prototype manufacturing. The medical device program is its most expensive phase to-date given that it has transitioned from design and engineering to prototype manufacturing.

General and administrative expenses totaled $3,450,193 for the year ended December 31, 2017 compared to $3,172,565 for the same period prior. The slight increase is primarily attributable to similar spending in the category of marketing and investor.

Total comprehensive loss for the year ended December 31, 2017 was $6,014,330 or $0.32 per share on a basic and diluted basis~~,~~ compared to a net loss of $4,271,294 or $0.54 per share on a basic and diluted basis for the year ended December 31, 2016. The increase in operating loss was due primarily to increased expenditure on research and development attributable to finalizing 3 clinical trials, launching a research project at UBC, and finalizing our device engineering and prototype manufacturing.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	Year ended December 31,		Change 2016 to 2015
	2016 ($)	2015 ($)	Increase/ (Decrease) ($)	Percent Change
Revenue
Licensing fees	-	-	-	-
Expenses
Research and development	1,115,063	2,319,830	(1,204,767)	(51%)
General and administrative	3,172,565	2,727,098	445,467	16%
Other items	(16,334)	(2,914)	(13,420)	460%
Total loss	(4,271,294)	(5,044,014)	(772,720)	(15%)

Research and development expenses totaled $1,115,063 for the year ended December 31, 2016 compared to $2,319,830 for the year ended December 31, 2015. Research expense for the year ended December 31, 2016 was $366,426 compared to $1,535,094 in the prior year period. The decrease was the result of the lack of spending on research and development, including development of the RCI-02 injector device prototype and the cell replication process for RCH-01, due to the lack of financial resources. During the year ended December 31, 2016, we incurred costs of $784,637 relating to our clinical trials compared to $784,736 for the year ended December 31, 2015. Our company had expended about the same amount for entering into the clinical stage for our RCT-01 and RCS-01 products.

General and administrative expenses totaled $3,172,565 for the year ended December 31, 2016 compared to $2,727,098 for the year ended December 31, 2015. The increase of $445,467 is primarily attributable to an increase in stock based compensation from $131,714 for the year ended December 31, 2015 to $826,307 for the year ended December 31, 2016. The overall increase in stock-based compensation expense in 2016 compared to 2015 was primarily due to the vesting of options in 2016. In addition, we increased spending on marketing and investor relations from $379,705 for the year ended December 31, 2015 to $1,150,807 for the same time period in 2016. This is offset by a decrease in spending in other overhead categories such as salaries where it has decreased from $887,343 for 2015 to $393,138 for the year ended December 31, 2016.

Total comprehensive loss for the year ended December 31, 2016 was $4,271,294, or $0.54 per share on a basic and diluted basis, compared to a net loss of $5,044,014, or $0.89 per share on a basic and diluted basis for the year ended December 31, 2015. The decrease in operating loss was due primarily to financial constraints and cut-backs on overhead on research and development expenses.

B. Liquidity and Capital Resources

Our annual audited consolidated financial statements have been prepared on a going concern basis which assumes that we will continue to realize our assets and discharge our obligations and commitments in the normal course of operations. Since our inception, we had accumulated $4,120,400 in revenue from our business, had an accumulated deficit of $30,790,017 since incorporation and we expect to incur further losses in the development of our business, which casts substantial doubt about our ability to continue as a going concern. At December 31, 2017, we had a working capital deficit of $331,162. Additional working capital will be required for research and development along with general and administrative expenses and to further our business plans. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue as a going concern.

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

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating Activities

During the year ended December 31, 2017, $5,385,742 was used in net cash used in operating activities compared to $3,544,186 of cash used in operating activities for the same period in the prior year. The increase in cash used by operating activities was a result of primarily increase in research and development activities.

Investing Activities

During the year ended December 31, 2017, the net cash provided by investing activities was $1,450,000 compared to ($1,450,000) for the year ended December 31, 2016. Investing activities relate to the redemption of a Guaranteed Investment Certificate in 2017.

Financing Activities

During the year ended December 31, 2017, the Company completed two private placements and issuance of shares on exercise of warrants for total gross proceeds of $4,692,048 (2016: $5,093,521), a decrease of $401,473 over prior year due to company not raising as much funds and the Company having had three private placements in the prior year over this year. Finder’s fees of $319,965 (2016: $214,374) were paid in connection with these private placements.

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

Financing Activities

During the year ended December 31, 2016, we completed private placements and the issuance of shares for debt and exercise of warrants for total gross proceeds of $5,093,521. Finder’s fees of $214,374 were paid in connection with these private placements. During the year ended December 31, 2015, we completed private placements for total gross proceeds of $2,645,256. Finder’s fees of $140,960 were paid in connection with these private placements.

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in the auditor’s report on our annual audited consolidated financial statements for the year ended December 31, 2017, our auditors included an explanatory paragraph on their report in respect of there being substantial doubt about our ability to continue as a going concern.

We anticipate that we will require a minimum of approximately $2,100,000 to proceed with a minimal plan of operations and approximately $4,600,000 to fund our full plan or operations for the twelve-month period ended April 30, 2019. We have no current material commitments for capital expenditures.

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

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in our annual audited financial statements for the year ended December 31, 2017 are as follows:

Share Based Payments and Derivatives Liabilities related to Equities

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 8(d) of our annual audited financial statements for the year ended December 31, 2017.

Similar methodology to the share-based payments is used to determine the fair value of derivative liabilities related to warrants denominated in U.S. dollars. The assumptions and models used for estimating the fair value for derivative liabilities are disclosed in Note 8(g) to our annual audited financial statements for the year ended December 31, 2017.

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

Accounting Standards, Amendments and Interpretations

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2017. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application. In all cases the Company intends to apply these standards from application date as indicated below:

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

IFRS 9 reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company believes that there is no significant impact on the Company’s consolidated financial statements.

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

The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting accounting treatment similar to finance leases under IAS 17 Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. The Company does not expect this new standard to have significant financial reporting implications, as currently, no lease agreements within the scope of IFRS 16 have been entered into.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

C. Research and Development, Patents and Licenses etc.

Research and development expenses totaled $2,541,722 for the year ended December 31, 2017 compared to $1,115,063 for the year ended December 31, 2016. Research expense for the year ended December 31, 2017 was $526,562 compared to $366,426 in the prior year period. The increase was due to increase activities in research and development. During the year ended December 31, 2017, we incurred costs of $2,015,160 relating to our clinical trials compared to $748,637 for the year ended December 31, 2016. Research and Development expenses are significantly higher than 2016 as our research and development budget for 2017 to-date has comprised of finalizing 3 clinical trials, launching a research project at UBC, and finalizing our device engineering and prototype manufacturing.

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

F. Contractual Obligations

There is no long-term contractual obligation of the Company as at December 31, 2017. For the prior year, there was an operating lease agreement for our office premises which was assigned to a sub-tenant in July 2016 for almost 100% cost recovery. The term of the lease was for three years ending on October 31, 2017 and the annual commitment for 2017 is $119,756.

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

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Lee Buckler	Director, Chief Executive Officer and President Corporate Secretary	51	January 1, 2016 June 13, 2016
Tom Kordyback	Chief Financial Officer	66	August 22, 2011
Dr. Rolf Hoffmann	Chief Medical Officer	56	December 22, 2010
Dr. Kevin McElwee	Chief Scientific Officer	47	December 22, 2010
David Hall (1)	Director Chairman of the Board	64	December 22, 2010 January 1, 2016
Peter Lewis(1)	Director	62	May 27, 2011
Geoff Mackay (1)	Director	52	October 14, 2015
Hugh Rogers	Director	38	February 3, 2017
Simon Ma	Director of Finance	53	June 13, 2016

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

Simon Ma – Director of Finance

Simon Ma is a Chartered Professional Accountant and has extensive experience with private companies as well as public companies in the resource sector. He graduated from the University of British Columbia in 1987 and obtained a degree of Bachelor of Arts in Economics after which he worked in the industry as a Controller to 1990. He started articling in 1990 and qualified as a Chartered Accountant in 1994. Simon Ma has been a sole public practitioner since 1997 and is practicing under the name of Simon S. Ma Corporation. He is concurrently serving as chief financial officer of several public companies listed on the TSX Venture Exchange or Canadian Securities Exchange. These companies include North American Potash Inc., Gem International Resources Inc., E-Energy Ventures Inc., United Coal Holdings Ltd., Quanta Resources Inc., and DGS Minerals Inc. He has also been the Director of Finance for our company since June of 2016.

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2017:

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans

Lee Buckler CEO, President, Corporate Secretary and Director	2017	240,000	Nil	Nil	Nil	Nil	Nil	Nil	240,000

Tom Kordyback Chief Financial Officer	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Dr. Rolf Hoffmann Chief Medical Officer	2017	Nil	Nil	Nil	Nil	Nil	Nil	180,000	180,000

Dr. Kevin McElwee Chief Scientific Officer Founder of TrichoScience	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

David Hall Chairman and Director	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Peter Lewis Director	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Geoff MacKay Director	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Simon Ma Director of Finance	2017	Nil	Nil	Nil	Nil	Nil	Nil	57,100	57,100

Hugh Rogers Director	2017	Nil	Nil	Nil	Nil	Nil	Nil	33,000	33,000

John Challis(2) Director	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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

(2)	Mr. Challis resigned as a director of our company on September 13, 2017.

Pension, Retirement or Similar Benefits

We do not provide pension, retirement or similar benefits to directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2017 to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

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

Employment Agreement: Lee Buckler

Pursuant to an employment agreement, effective as of January 1, 2016, between Lee Buckler and our company, Mr. Buckler serves as President, Chief Executive Officer and Corporate Secretary of our company and TrichoScience for a base salary of $240,000 per annum. Under the agreement, Mr. Buckler will be eligible to participate in a bonus plan as and when established by our company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Buckler during each fiscal year in accordance with milestones to be established by our board of directors. Mr. Buckler was also entitled to receive a retention bonus of $45,000 to be paid on the earlier of April 30, 2016 or 30 days after our company completes an equity financing with minimum gross proceeds of $3,000,000. This was paid in 2016. Mr. Buckler may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If Mr. Buckler’s employment is terminated for any reason other than for just cause, we will pay Mr. Buckler: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for the first year of employment or a lump sum amount as severance compensation equal to twelve months of base salary after the first year of employment plus an additional two months of base salary for each full year of employment after the initial year up to a maximum of eighteen months of base salary, and a lump sum payment as compensation for the loss of Mr. Buckler’s entitlement to benefits up to a maximum of $100,000.

Consulting Agreement: David Hall

Pursuant to a consulting agreement dated January 1, 2016, David Hall provides advice and strategic guidance in connection with our company’s business and advice regarding regulatory compliance. Our company has agreed to pay Mr. Hall compensation for such services if required.

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

Consulting Agreement: Darrell Panich through Ceros Management and Advisory Ltd. (“Ceros”)

Pursuant to a consulting agreement dated November 14, 2016, Ceros provides our company with clinical trial management services and guidance with respect to its businesses, and compliance with applicable regulatory requirements. Ceros’s fees are based on an hourly rate of $250.

Audit Committee

Our audit committee is comprised of Peter Lewis, David Hall, and Geoff MacKay. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review, following which the report of the audit committee on the financial statements is submitted to the board of directors.

Nominating, Compensation and Corporate Governance Committee

Our nominating, compensation and corporate governance committee is comprised of Peter Lewis, David Hall and Geoff MacKay. The purpose of the nominating, compensation and corporate governance committee is to identify individuals qualified to become directors on our board of directors or any of its committees, consistent with criteria approved by our board of directors, and to select, or to recommend that our board of directors select, such director nominees, whether at the next annual meeting of the shareholders or otherwise. The committee also periodically evaluates the qualifications and independence of each director on our board of directors or its various committees and recommend to our board of directors, as the committee may deem appropriate, any recommended changes in the composition of our board of directors or any of its committees. The committee also develops and recommends to our board of directors corporate governance principles applicable to our company and annually assess the performance of our board of directors. It also reviews compensation paid to the executive officers of the Company.

D. Employees

As of December 31, 2017, we had one full time employee located in Vancouver, British Columbia. This employees has expertise in biotechnology management, clinical trials, financial management and communications.

E. Share Ownership

Our directors, senior management and key employees beneficially own, directly or indirectly, the number of common shares set out in the table below:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)

Lee Buckler CEO, President, Corporate Secretary and Director	3,404	*

Tom Kordyback Chief Financial Officer	13,772	*

Dr. Rolf Hoffmann Chief Medical Officer	520,698	2.4%

Dr. Kevin McElwee Chief Scientific Officer	424,172	2.0%

David Hall Chairman and Director	173,926(3)	*

Peter Lewis Director	5,000	*

Geoff MacKay Director	Nil	Nil

Hugh Rogers Director	Nil	Nil

Simon Ma Director of Finance	7,700	*

*	Less than 1%.

(1)

Does not include options to acquire common shares of our company held by the persons set forth in the table. For a description of options held by the persons set forth in the table above, see below under the heading “Stock Option Plan”.

(2)	Based on 21,442,584 common shares issued and outstanding as of April 30, 2018.

(3)	Does not include 100,000 common shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

Stock Option Plan

On April 17, 2014, our board of directors approved the adoption of our 2014 Stock Option Plan (the “2014 Plan”), which was ratified by our shareholders on September 13, 2017.

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

The following table sets forth the amount and terms of options to acquire common shares of our company we have granted to our directors, senior management and key employees:

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date

Lee Buckler	5,000(1)	July 7, 2014	$6.60	July 7, 2019
CEO, President,	15,000	September 12, 2014	$5.30	September 12, 2019
Corporate Secretary and	5,000(1)	October 1, 2014	$5.50	October 1, 2019
Director	150,000	December 7, 2016	$0.60	December 7, 2021

Tom Kordyback	10,000	September 5, 2013	$5.50	September 5, 2020
Chief Financial Officer

Dr. Rolf Hoffmann	75,000	December 7, 2016	$0.60	December 7, 2021
Chief Medical Officer

Dr. Kevin McElwee	75,000	December 7, 2016	$0.60	December 7, 2021
Chief Scientific Officer

David Hall	75,000	December 7, 2016	$0.60	December, 2021
Director

Peter Lewis	10,000	September 5, 2013	$5.50	September 5, 2020
Director	30,000	December 7, 2016	$0.60	December 7, 2021

Geoff MacKay	15,000	October 14, 2015	$3.60	October 14, 2020
Director	30,000	December 7, 2016	$0.60	December 7, 2021

Hugh Rogers	75,000	February 3, 2017	$1.64	February 3, 2022
Director

(1)	These stock options were issued to CTG Consulting Inc., a private company wholly owned by Lee Buckler.

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

As at April 30, 2018, no were no persons known to us to be the beneficial owner of more than five percent (5%) of each class of our common shares issued and outstanding The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

The following table sets forth the number of our issued and outstanding common shares that are held by record holders in the United States. We have no Class A preference shares outstanding:

Class	Number of Shareholders	Total Common Shares Held	Percentage of Common Shares

Common Shares	37	1,095,726	5.1%(1)

(1)	Based on 21,442,584 common shares issued and outstanding as of April 30, 2018.

To our knowledge we are not directly or indirectly owned or controlled by another company, a foreign government or any other natural or legal person, severally or jointly.

To our knowledge, there are no arrangements the operation of which may, at a subsequent date, result in a change in the control of our company.

B. Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2015 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals’ families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence.

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2017	December 31, 2016	December 31, 2015

Research and development fees owing to:

Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	$60,000	-	$56,030

Dermaticum, a company controlled by Rolf Hoffmann, an officer of our company	-	-	$1,636

McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$15,250	$15,250	$15,250

Kevin McElwee, an officer of our company General and administrative fees (salaries) owed to:	-	-	-

David Hall, a director of our company	$101,000	$146,000	$120,000

Lee Buckler, a director and officer of our company	$12,310	$26,354	-

Peter Jensen, a former director of our company	$13,500	$13,500	$8,500

	December 31, 2017	December 31, 2016	December 31, 2015

Peter Lewis, a director of our company	$26,500	$16,500	$5,750

Geoff MacKay, a director of our company	$23,637	$13,637	$2,887

John Challis, a former director of our company	$26,500	$16,500	$5,750

Hugh Rogers, a director of our company	$31,000		-

Total	$309,697	$247,741	$215,803

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

We incurred the following transactions with companies that are controlled by directors and/or officers of our company. The transactions were measured at the amount established and agreed to by the parties.

	December 31, 2017	December 31, 2016	December 31, 2015

Research and development fees paid to:

Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	$180,000	-	$168,000

Dermaticum, a company controlled by Rolf Hoffmann, an officer of our company	-	-	$5,910

McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	-	-	$60,000

Hugh Rogers, a director of the Company	33,000	-	-

Total	$213,000	$Nil	$233,910

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, our chief executive officer and our chief financial officer. For details regarding the compensation, please see Item 6.B.

	December 31, 2017	December 31, 2016	December 31, 2015

General and administrative – salaries	$240,000	$285,000	$578,887

Directors’ fees	$55,000	$55,000	$55,000

Stock-based compensation	$115,800	$826,307	$42,216

Total	$410,800	$1,166,307	$663,240

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

The audited consolidated financial statements for the years ended December 31, 2017 and 2016 can be found under “Item 17 Financial Statements”.

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

B. Significant Changes

Events after the year-ended December 31, 2017

i)

During January of 2018, the Company announced that it has signed a Binding Term Sheet (“Term Sheet”) with YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO") to form a strategic partnership in Greater China (Mainland China, Hong Kong, Macau, and Taiwan) (the “Territory”).

YOFOTO paid a deposit of USD $650,000 on January 12, 2018 pursuant to the Term Sheet. As part of the Transaction, YOFOTO will receive an exclusive license for RepliCel's tendon regeneration cell therapy (RCT-01) in development, skin rejuvenation cell therapy (RCS-01) in development, and its injection technology in development for dermal applications (RCI-02) (excluding hair-related treatments) for the Territory.

The investment is by way of the purchase of common shares at CDN$0.54 per Share, which is a premium over the 20-day average market price to reflect the accompanying license to YOFOTO in the Term Sheet. The Company has also agreed to issue share purchase warrants equal to 10% of the number of Shares issued, which warrants will be exercisable at CDN$0.54 per Share for a period of two years.

The Company is currently working towards completion of a definitive agreement. The latest amendment of the Term Sheet was signed on January 31st 2018 extending the timeline of the signing of the Definitive Agreements to February 28, 2018. Both parties are now currently working together towards signing of the extension of the Term Sheet and the Definitive Agreement. Should the Definitive Agreement not be signed by the Company and YOFOTO, Replicel will have to return the USD $650,000 deposit currently held in escrow and the deal will become unenforceable.

ii)

Subsequent to its year-ended December 31, 2017, the Company also announced its intention to settle debt in the amount of $37,010. (US$30,000) owed by the Company to one creditor by the issuance of 78,745 common shares of the Company at a price of $0.47 per Share.

The proposed debt settlement is subject to the approval of the TSX Venture Exchange and entry into a debt settlement agreement with the creditor.

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

The following table sets forth the annual high and low market prices for our common shares on the OTC Bulletin Board or the OTCQB, as applicable, for the five most recent full fiscal years:

OTC Bulletin Board / OTCQB
Annual Highs and Lows	High (U.S.$)	Low (U.S.$)
2013	0.78	0.35
2014	0.87	0.30
2015	0.454	0.10
2016	0.85	0.08
2017	1.46	0.28

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

Since January 13, 2014, our common shares have been quoted on the TSX Venture Exchange, under the symbol “RP”. The following table sets forth the annual high and low market prices for our common shares on the TSX Venture Exchange since the listing date:

TSX Venture Exchange
Annual Highs and Lows	High (CAD$)	Low (CAD$)
2015	5.50	1.25
2016	7.20	0.42
2017	1.90	0.34

The high and low market prices for our common shares for each full fiscal quarter for the two most recent full fiscal years on the OTC Bulletin Board or the OTCQB, as applicable, were as follows:

OTC Bulletin Board / OTCQB
Quarterly Highs and Lows	High (U.S.$)	Low (U.S.$)
2016
First Quarter	0.22	0.1339
Second Quarter	0.1469	0.08
Third Quarter	0.66	0.0597
Fourth Quarter	0.85	0.50
2017
First Quarter	1.46	0.542
Second Quarter	0.82	0.426
Third Quarter	0.476	0.28
Fourth Quarter	0.422	0.308

The high and low market prices for our common shares for the two most recent full fiscal years on the TSX Venture Exchange were as follows:

	TSX Venture Exchange
Quarterly Highs and Lows	High (CAD$)	Low (CAD$)
2016
First Quarter	3.25	1.75
Second Quarter	1.85	0.95
Third Quarter	1.20	0.42
Fourth Quarter	1.10	0.64
2016
First Quarter	1.90	0.71
Second Quarter	1.07	0.56
Third Quarter	0.63	0.34
Fourth Quarter	0.54	0.39

The high and low market prices of our common shares for each of the most recent six months on the OTC Bulletin Board or the OTCQB, as applicable, were as follows:

OTC Bulletin Board / OTCQB
Monthly Highs and Lows	High (U.S.$)	Low (U.S.$)
October 2017	0.422	0.332
November 2017	0.39	0.308
December 2017	0.406	0.308
January 2018	0.519	0.32
February 2018	0.449	0.339
March 2018	0.36	0.26

The high and low market prices of our common shares for each of the most recent six months on the TSX Venture Exchange were as follows:

	TSX Venture Exchange
Monthly Highs and Lows	High (CAD$)	Low (CAD$)
October 2017	0.54	0.43
November 2017	0.49	0.405
December 2017	0.52	0.39
January 2018	0.66	0.395
February 2018	0.52	0.42
March 2018	0.46	0.33

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

B. Management’s Report on Internal Control Over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company. Our company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, and that our company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2017 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2017 due to the following material weaknesses: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting, financial reporting and corporate governance.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2017. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2018 assessment of the effectiveness of our internal control over financial reporting.

Subject to receipt of additional financing, we have undertaken, or intend to undertake, the remediation measures to address the material weaknesses described in this annual report. Such remediation activities include that we intend to continue to update the documentation of our internal control processes, including formal risk assessment of our financial reporting processes.

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

C. Changes in Internal Controls Over Financial Reporting

There were no changes in internal controls over financial reporting during the year ended December 31, 2017 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2017, conducted by our principal executive officer and principal financial officer, we expect to make such changes in the year ended December 31, 2018.

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

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed BDO Canada LLP, Chartered Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2017. The aggregate fees billed by BDO Canada LLP for audit services rendered for the audit of our annual financial statements and interim reviews of our quarterly financial statements for the fiscal years ended December 31, 2017 and December 31, 2016 were $93,000 and $81,203, respectively.

Audit Related Fees

For the fiscal year ended December 31, 2017, and 2016, the aggregate fees billed for audit related services by BDO Canada LLP were $nil and $50,750, respectively.

Tax Fees

For the fiscal years ended December 31, 2017 and 2016, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP were $nil and $20,714, respectively.

All Other Fees

For the fiscal years ended December 31, 2017 and 2016, the aggregate fees billed by BDO Canada LLP for other non-audit professional services, other than those services listed above, were $nil and $nil, respectively.

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

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2017, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

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
Vancouver BC V6C 3L2 Canada

Independent Auditor’s Report

To the Shareholders of RepliCel Life Sciences Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc. (the “Company”) and subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, the consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2a to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2a. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not qualified in respect of this matter.

Basis for Opinion

Management’s responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determined is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility for the Financial Statements

Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and to fulfill our other ethical responsibilities in accordance with these requirements.

We conducted our audits in accordance with the standards of the PCAOB and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2a, which indicates that the Company incurred a consolidated net loss of $6,014,330 during the year ended December 31, 2017 and, as of that date, the Company’s consolidated current liabilities exceeded its total assets by $319,997. As stated in Note 2a, these events or conditions, along with other matters as set forth in Note 2a, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

/s/ “BDO CANADA LLP”

We have served as the Company's auditor since 2010.

Vancouver, British Columbia

April 30, 2018

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

REPLICEL LIFE SCIENCES INC.

INDEPENDENT AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2016 and 2015

(Stated in Canadian Dollars)

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
(Stated in Canadian Dollars)

As at	Notes	December 31, 2017	December 31, 2016
Assets

Current assets
Cash and cash equivalents		$497,093	$60,752
Guaranteed investment certificate		-	1,450,000
Sales taxes recoverable		48,542	66,060
Prepaid expenses and deposits		289,226	236,055
		834,861	1,812,867
Non-current assets
Equipment	7	11,165	15,320

Total assets		$846,026	$1,828,187

Liabilities

Current liabilities
Accounts payable and accrued liabilities	9, 11	$1,166,023	$621,737

Shareholders’ (deficiency) equity
Common shares	8	26,182,073	21,910,238
Contributed surplus	8	4,287,947	4,071,899
Accumulated deficit		(30,790,017)	(24,775,687)
Total shareholders’ (deficiency) equity		(319,997)	1,206,450

Total liabilities and shareholders’ (deficiency) equity		$846,026	$1,828,187

Events after the reporting date	16

Continuance of Operations	2 (a)

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Lee Buckler”
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Comprehensive Loss
(Stated in Canadian Dollars)

	December 31,	December	December 31,
For the year ended	2017	31, 2016	2015

	$	$	$
Expenses
Research and development (Note 9)	2,541,722	1,115,063	2,319,830
General and administrative (Note 6, 7 and 9)	3,450,193	3,172,565	2,727,098

Loss before other items	(5,991,915)	(4,287,628)	(5,046,928)
Other items:
Change in fair value of warrants denominated in a foreign currency (Note 8g)	-	-	3,633
Foreign exchange (loss) gain	(29,190)	16,334	(15,452)
Interest income	6,775	-	14,733

Net and comprehensive loss	$(6,014,330)	$(4,271,294)	$(5,044,014)

Basic and diluted loss per share	$(0.32)	$(0.54)	$(0.89)

Weighted average shares outstanding	18,680,021	7,952,312	5,687,544

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Cash Flows
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

	December 31,	December 31,	December 31,
	2017	2016	2015

Operating activities

Net loss	$(6,014,330)	$(4,271,294)	$(5,044,014)
Add items not involving cash:
Depreciation	4,155	5,780	6,975
Stock-based compensation	115,800	826,307	131,714
Change in fair value of warrants (Note 8g)	-	-	(3,633)

Changes in non-cash working capital balances:
Sales taxes recoverable	17,518	(40,244)	3,293
Prepaid expenses and deposits	(53,171)	(42,842)	(142,031)
Accounts payable and accrued liabilities	544,286	(21,893)	686,266
Net cash used in operating activities	(5,385,742)	(3,544,186)	(4,361,430)

Investing activities

Redemption (Purchase) of Guaranteed investment certificate	1,450,000	(1,450,000)	1,500,000
Purchase of equipment	-	-	(2,192)
Net cash provided by (used for) investing activities	1,450,000	(1,450,000)	1,497,808

Financing activities

Gross proceeds on issuance of common shares	4,320,497	4,848,524	2,645,259
Proceeds on issuance of shares on exercise of warrants	371,551	244,997	-
Finder’s fee	(319,965)	(214,374)	(140,960)
Net cash provided by financing activities	4,372,083	4,879,147	2,504,299

Increase (decrease) in cash and cash equivalents during the year	436,341	(115,039)	(359,323)

Cash and cash equivalents, beginning of the year	60,752	175,791	535,114

Cash and cash equivalents, end of the year	$497,093	$60,752	$175,791

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity (Deficiency)
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

	Common Stock
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2017	15,657,530	$21,910,238	$4,071,899	$(24,775,687)	$1,206,450

Shares issued upon exercise of warrants for cash at $0.85 – Note 8 (h)	437,118	371,551	-	-	371,551

Share issued – Note 8 b) i	5,347,981	4,320,497	-	-	4,320,497

Finders fees – Note 8 (b) i	-	(420,213)	100,248	-	(319,965)

Stock-based compensation – Note 8 (e)	-	-	115,800	-	115,800

Net loss for the year	-	-	-	(6,014,330)	(6,014,330)

Balance, December 31, 2017	21,442,629	$26,182,073	$4,287,947	$(30,790,017)	$(319,997)

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity (Deficiency)
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

	Common Stock
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2016	6,348,038	$16,498,743	$3,403,869	$(20,504,393)	$(601,781)

Shares released from escrow– Note 6	(60,000)	341,000	(341,000)	-	-

Shares issued upon exercise of warrants for cash at $2.20 – Note 8(b)	111,362	244,997	-	-	244,997

Shares issued – Note 8 (b)	326,763	584,525	-	-	584,525

Stock-based compensation – Note 8 (e)	-	-	826,307	-	826,307

Shares issued – Note 8 (b)	8,199,999	4,263,999	-	-	4,263,999

Finders fees – Note 8 (b)	-	(390,857)	176,483	-	(214,374)

Shares issued as finder fees – Note 8 (b)	12,000	(6,240)	6,240	-	-

Shares issued for debt settlement – Note 8 (b)	719,368	374,071	-	-	374,071

Net loss for the year	-	-	-	(4,271,294)	(4,271,294)

Balance, December 31, 2016	15,657,530	$21,910,238	$4,071,899	$(24,775,687)	$1,206,450

	Common Stock
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2015	5,494,728	$14,047,244	$3,219,355	$(15,460,379)	$1,806,220

Shares issued for cash – Note 8 (b)	853,310	2,645,259	-	-	2,645,259

Finders fees – Note 8(b)	-	(193,760)	52,800	-	(140,960)

Stock based compensation – Note 8 (e)	-		131,714	-	131,714

Net loss for the year	-	-	-	(5,044,014)	(5,044,014)

Balance, December 31, 2015	6,348,038	$16,498,743	$3,403,869	$(20,504,393)	$(601,781)

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

1.	Corporate Information

RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967 but was continued from Ontario to British Columbia on June 22, 2011. The Company is a reporting issuer in British Columbia, Alberta and Ontario. Its common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging.

The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

These consolidated financial statements for the year-ended December 31, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Subsidiaries are entities controlled by Replicel. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. The accompanying consolidated financial statements include the account of Replicel Life Sciences Inc. and its wholly-owned subsidiary, Trichoscience Innovations Inc. (“Trichoscience”).

The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The consolidated financial statements were authorized for issue by the Board of Directors on April 30, 2018.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

a)	Continuance of Operations

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2017, the Company is in the research stage, has accumulated losses of $30,790,017 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $6,014,330 during the year ended December 31, 2017 and, as of that date, the Company’s consolidated current liabilities exceeded its total assets by $319,997. The Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This casts substantial doubt about the Company’s ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

2.	Basis of Presentation - continued

a)	Continuance of Operations - continued

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
For the year-ended December 31, 2017
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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

c)	Equipment - continued

Gains and Losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in profit or loss.

Depreciation

Depreciation and amortization rates applicable to each category of equipment on a declining basis are as follows:

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

Revenue consists of an upfront fee received under a Collaboration and Technology Transfer Agreement. Since its inception, the Company has earned $4,120,000 in revenue and is not currently earning any revenue. The Company recognizes revenue when (i) the entity has transferred to the buyer the significant risks and rewards of ownership of the intellectual property, (ii) the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the intellectual property, (iii) the amount of revenue can be measured reliably, (iv) it is probable that the economic benefits associated with the transaction will flow to the entity, and (vi) the costs incurred or to be incurred in respect of the transaction can be measured reliably. Licensing revenue, in the form of non-refundable upfront payments, is recognized at the date the Company no longer maintains substantive contractual obligations.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

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

The number of shares potentially issuable at December 31, 2017 that were not included in the computation of loss per share totaled 14,148,898 (2016: 12,310,910 ; 2015: 2,349,785) consisting of 1,400,000 (2016:1,417,000; 2015: 484,000) outstanding stock options; nil (2016: nil; 2015: 170,000) contingently issuable common shares held in escrow to be released upon the occurrence of certain milestones (Note 8(f)); 12,748,898 (2016: 10,848,439; 2015: 1,650,314) warrants; and nil (2016: 45,471; 2015: 45,471) agents’ options (Note 8(i)).

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

	h)	Scientific research and development credit

Scientific research and development credits are received on expenditure and are generally deducted in arriving at the carrying amount of the asset purchased. Grants relating to expenditure are recorded in other income when received.

	i)	Foreign Currency Translation

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

	j)	Share-based Payments - continued

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

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity- settled transaction awards are treated equally. No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a binomial model. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized as employee benefits expense.

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

	k)	Leased assets – continued

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

	m)	Financial Instruments

Financial assets are derecognized when the rights to receive cash flows from the underlying instruments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

The Company measures financial instruments such as derivative at fair value each balance sheet date.

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

	n)	Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share options and warrants not denominated in a foreign currency are classified as equity instruments. Incremental costs directly attributable to the issue of new shares, warrants, or options are shown in equity as a deduction, net of tax, from the proceeds.

The Company’s ordinary shares are classified as equity instruments.

5.	Accounting Standards, Amendments and Interpretations

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2017. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application. In all cases the Company intends to apply these standards from application date as indicated below:

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

IFRS 9 reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company believes that there is no significant impact on the Company’s consolidated financial statements.

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
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

5.	Accounting Standards, Amendments and Interpretations - continued

•	IFRS 16 Leases

The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting accounting treatment similar to finance leases under IAS 17 Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. The Company does not expect this new standard to have significant financial reporting implications, as currently, no lease agreements within the scope of IFRS 16 have been entered into.

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

During the year ended December 31, 2017, nil (2016 – 170,000) common shares held in escrow were released and nil (2016 - 60,000) common shares were cancelled and returned to the Company in connection with the resignation of the Company’s previous CEO. Stock based compensation of nil (representing the fair value of the shares that were released when the escrow agreement was modified) was recognized for these shares during the year-ended December 31, 2017 (year-ended December 31, 2016: $341,000). The fair value of the shares on modification was $3.10. The other 100,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

7.	Equipment

	Furniture
	and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2016	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2017	14,249	41,751	56,000

Depreciation:
At December 31, 2016	9,849	30,831	40,680
Depreciation	880	3,275	4,155
At December 31, 2017	10,729	34,106	44,835
Net book value at December 31, 2017	$3,520	$7,645	$11,165

	Furniture
	and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2015	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2016	14,249	41,751	56,000

Depreciation:
At December 31, 2015	8,749	26,151	34,900
Depreciation	1,100	4,680	5,780
At December 31, 2016	9,849	30,831	40,680
Net book value at December 31, 2016	$4,400	$10,920	$15,320

8.	Share Capital

	a)	Authorized:

Unlimited common shares without par value

Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

8.	Share Capital - continued

b)	Issued and Outstanding:

During the year-ended December 31, 2017:

i)

On February 24, 2017, the Company completed a private placement of 2,532,100 units for gross proceeds of $3,165,264. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional share for a period of three years from the closing of the financing at a price of $2.00 per share.

Echelon Wealth Partners Inc. (“Echelon”), Haywood Securities Inc. and Clarus Securities Inc. (collectively, the “Agents”) acted as agents with respect to the Brokered Financing. Echelon received a commission of $218,130 and the Agents received agents’ warrants to purchase an aggregate of 174,504 Shares of the Company at a price of $2.00 per share for a period of three years from closing of the Financings. Echelon also received a corporate finance fee of $44,800 and 15,000 agent’s warrants in connection with the Non-Brokered Financing.

The fair value of the agent’s warrants was $100,248. The fair value of the agent’s warrants has been estimated using the Black Scholes option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0% (2) expected volatility – 96.81% (3) risk free rate – 1.11% (4) expected life – 36 months.

ii)

On October 19, 2017, the Company completed a non-brokered private placement of 2,815,881 shares of $0.41 per share for gross proceeds of $1,154,511. It has paid additional finder’s fees of $28,366. There were no warrants attached to the financing.

During the year-ended December 31, 2016:

i)

On October 14, 2016, the Company entered into a debt settlement agreement “Debt Settlement” whereby the aggregate amount of $374,071 owed by the Company to certain creditors was settled by the issuance of 719,368 units (each, a “Unit”). Each Unit consisted of one common share of the Company (each, a “Share”) and one common share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder to purchase one additional Share for a period of two years at a price of $1.10 per Share.

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

ii)

The Company closed a non-brokered private placement on October 28, 2016 of 8,199,999 units (each, a “Unit”) at a price of $0.52 per Unit for proceeds of $4,263,999 (the “Offering”). Each Unit consists of one common share of the Company (each, a “Share”) and one share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder to purchase one additional Share for a period of two years from the closing of the Offering at a price of $0.52 per Share. In connection with the Offering, the Company paid $176,483 in finders’ fees, issued 339,391 finder’s warrants and 12,000 common shares.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

8.	Share Capital - continued

	b)	Issued and Outstanding: - continued

During the year-ended December 31, 2016: - continued

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

iii)

On July 22, 2016, the Company’s board of directors authorized a plan to proceed with a consolidation of its outstanding common shares on the basis of ten (10) pre-consolidation Shares for one (1) post-consolidation Share. This plan was approved on August 10, 2016. The financial statements have been adjusted retrospectively to reflect this share consolidation.

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

During the year-ended December 31, 2015:

i)

The Company completed a private placement consisting of a total of 657,510 units at a price of $3.10 per unit for total gross proceeds of $2,038,279. Each unit consisted of one common share of the Company and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of three years from the closing of the private placement at a price of $5.10 per share. Finder’s fees of $94,881 were paid in cash and 30,607 agent’s options where each agent’s option entitles the agent the option to purchase one unit (“Agent’s Unit”) of the Company at a price of $3.10 per Agent’s Unit expiring two years from the closing of the private placement. Each Agent’s Unit consists of one common share of the Company and one common share purchase warrant, which entitles the agent to purchase one additional common share expiring June 25, 2017 at a price of $5.10 per share. The fair value of the agent’s options have been estimated using the Binomial option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 80%; (3) a risk-free interest rate of 0.62%; (4) an expected life of 24 months. The value assigned to the agent’s warrants was $36,422.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

8.	Share Capital - continued

	b)	Issued and Outstanding - continued

During the year-ended December 31, 2015: - continued

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

8.	Share Capital - continued

	d)	Fair value of Company Options Issued from January 1, 2015 to December 31, 2017

During the year ended December 31, 2017, the Company granted an aggregate of 75,000 (2016: 1,025,000; 2015: 15,000) stock options to certain directors pursuant to the Stock Option Plan. Each option is exercisable for a period of 5 years at a price of $1.64 per common share. During the year ended December 31, 2017, nil options (2016: nil; 2015: 20,000) were cancelled. The range of exercise price is $0.36 to $1.64, expected life of five to seven years, and vesting over one year to five years from the date of grant.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	2017	2016	2015
Risk fee rate	1.11%	0.99%	0.77%
Expected life (years)	5	5	5
Volatility	154%	68%	80%
Expected Dividend	$-	$-	$-
Expected forfeiture rate	0%	0%	0%
Exercise price	$1.64	$0.60	$0.36
Grant date fair value	$1.54	$0.70	$0.23

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
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

8.	Share Capital - continued

	e)	Stock-based Compensation

The Company recognized a fair value of $115,800, as stock based compensation expense for stock options granted under the Company Stock Option Plan; for the year-ended December 31, 2017 (December 31, 2016: $826,307; December 31, 2015: $131,714).

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the years ended December 31, 2017, 2016 and 2015 are as follows:

		Weighted
		Average
	Number of Options	Exercise Price
Outstanding, January 1, 2017	1,417,000	$2.89
Granted	75,000	1.64
Expired	(77,000)	0.65
Cancelled	(15,000)	0.99
Outstanding, December 31 2017	1,400,000	$2.04
Exercisable, December 31, 2017	1,400,000	$2.04

Outstanding, January 1, 2016	484,000	$7.10
Granted	1,025,000	0.60
Cancelled	(92,000)	5.51
Outstanding, December 31, 2016	1,417,000	$2.89
Exercisable, December 31, 2016	1,412,000	$1.43

Outstanding, January 1, 2015	489,000	$6.70
Granted	15,000	$3.60
Cancelled	(20,000)	$9.70
Outstanding, December 31, 2015	484,000	$7.10
Exercisable, December 31, 2015	455,500	$7.10

As at December 31, 2017, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.36 - $1.64 (2016 $0.60 – $1.35; and 2015: $0.41 - $1.39) and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 3.48 years (2016: 3.14 years; 2015: 3.85 years).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

8.	Share Capital - continued

	f)	Escrow Shares

Pursuant to the acquisition described in Note 6.

i)

Nil (December 31, 2016: Nil; December 31, 2015: 170,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. During the year-ended December 31, 2017, Nil shares were released from escrow (year ended December 31, 2016: 170,000; year ended December 31, 2015: nil) and nil shares were cancelled during the years ended December 31, 2017, 2016 and 2015. The Company recognized a fair value of $nil, (December 31, 2016: $341,000; December 31, 2015: $nil) as stock based compensation expense in the statement of operations for the period.

g)	Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

			Weighted
	Warrants		Average
	Outstanding		Exercise Price
Outstanding, January 1, 2015	25,000	$	US 20.00
Exercised	-		-
Expired	-		-
Outstanding, December 31, 2015	25,000	$	US 20.00
Exercised	-		-
Expired	(25,000)		US 20.00
Outstanding, December 31, 2016 and 2017	-		$-

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
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

8.	Share Capital – continued

	g)	Warrants denominated in a foreign currency – continued

The change in the fair value of the warrants for the year-ended December 31, 2017 was $nil (December 31, 2016: $nil; December 31, 2015 – gain of $3,633) and was recorded in the consolidated statement of comprehensive loss.

	December 31, 2017	December 31, 2016	December 31, 2015
Warrants denominated in a foreign currency, opening balance	$-	$-	$3,633
Change in fair value of warrants	-	-	(3,633)
Warrants denominated in a foreign currency, closing balance	$-	$-	$-

h)	Warrants

The number of warrants outstanding at December 31, 2017, each exercisable into one common share, is as follows:

		Weighted
	Warrants	Average
	Outstanding	Exercise
		Price	Expiry
May 9, 2014	309,983	$ 5.00	May 9, 2018	**
May 21, 2014	60,200	$ 5.00	May 21, 2018	*
June 16, 2014	66,600	$ 5.00	June 16, 2018	**
June 25, 2015	657,509	$ 5.10	June 25, 2018
February 25, 2016	111,362	$ 4.00	February 25, 2018
October 28, 2016	7,786,181	$ 0.85	October 28,2018
October 28, 2016	316,091	$ 0.85	October 28,2018
December 28, 2016	719,368	$ 1.10	December 28, 2018
February 24, 2017	2,721,604	$ 2.00	February 24, 2020
Outstanding, December 31, 2017	12,748,898	$ 1.50

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

8.	Share Capital – continued

h)	Warrants – continued

	Warrants	Weighted Average
	Outstanding	Exercise Price
Outstanding, January 1, 2016	1,650,315	$6.50
Issued	9,370,120	0.87
Exercised	(111,362)	(2.20)
Expired	(60,634)	(6.55)
Outstanding, December 31, 2016	10,848,439	$1.65
Issued	2,721,604	2.00
Exercised	(437,118)	0.85
Expired	(384,027)	0.45
Outstanding, December 31, 2017	12,748,898	$1.50

*The Company announced that it has received TSXV for approval to amend the exercise price of 60,200 warrants (the “2014 Warrants”) issued pursuant to the private placement announced on May 20, 2014 from $10.00 to $5.00 for the first year and from $12.50 to $5.00 for the second year, and to extend the expiry date from May 20, 2016 to May 20, 2018. The exercise period for the 2014 Warrants will also be amended by reducing the exercise period to 30 days if, for any consecutive trading days during the unexpired term of the 2014 Warrants, the closing price of the Company’s listed shares exceeds $6.25.

**On April 29, 2016, the Company received approval from the TSXV to extend the term of 376,583 share purchase warrants (the “Warrants”). The original term of 309,983 of the Warrants was two years and expired on May 9, 2016 and the original term of 66,600 of the Warrants was two years and expired on June 16, 2016. The Company proposed to extend the expiry date for a further two-year period to May 9, 2018 for 309,983 of the Warrants and to June 16, 2018 for 66,600 of the Warrants.

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

8.	Share Capital – continued

	i)	Agent’s Options

As at December 31, 2017, there were no outstanding agent’s options outstanding.

The number of agent’s options outstanding at December 31, 2016, each exercisable into one unit of the Company, is as follows:

		Weighted	Expiry
	Agent’s	Average
	Options	Exercise
Date of issuance	Outstanding	Price
June 25, 2015	30,607	$3.10	June 25,2017
November 20, 2015	13,912	$3.10	November 20,2017
December 23, 2015	952	$3.10	December 23,2017
Outstanding, December 31, 2016	45,471	$3.10

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

9.	Related Party Transactions Related party balances

The following amounts due to related parties are included in accounts payable and accrued liabilities:

	December 31, 2017	December 31, 2016	December 31, 2015
Companies controlled by directors of the Company	$15,250	$15,250	$72,916
Directors or officers of the Company	294,447	232,491	142,887
	$309,697	$247,741	$215,803

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount agreed to by the parties.

	December 31, 2017	December 31, 2016	December 31, 2015
Research and development	$180,000	$1,535	$233,910
General and administration	33,000	-	-
	$213,000	$1,535	$233,910

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2017	December 31, 2016	December 31, 2015
General and administrative – salaries	$240,000	$285,000	$578,887
Directors’ fees	55,000	55,000	42,137
Stock-based compensation	115,800	826,307	42,216
	$410,800	$1,166,307	$663,240

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

10.	Income Taxes

a)	Income tax recognized in profit or loss:

	2017	2016	2015

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	-	-	-
Deferred tax expense	-	-	-
Total	-	-	-

b)	Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2017	2016	2015

Net income (loss) for the year before taxes	$(6,014,330)	$(4,271,294)	$(5,044,012)
Combined federal and provincial income tax rate	26.00%	26.00%	26.00%
Expected income tax expense (recovery)	(1,564,000)	(1,111,000)	(1,311,000)
Increase (decrease) resulting from
SR&ED credit claims	(3,000)	78,000	(210,000)
Stock-based compensation	31,000	189,000	34,000
Non-deductible (Non-Taxable) items	(79,000)	(55,000)	24,000
Tax adjustment from rate change and other	(262,000)	-	-
Change in unrecognized deferred tax assets	1,877,000	899,000	1,501,000
Income tax expense	$-	$-	$-

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

10.	Income Taxes - continued

c)	The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2017	2016	2015

Deferred tax assets
Non-capital losses	$6,401,000	$4,703,000	$3,741,000
Equipment and other	223,000	78,000	76,000
Temporary differences relating to intellectual property costs	-	136,000	136,000
Foreign tax credit	412,000	412,000	412,000
Un-deducted SR&ED expenditure pool	412,000	320,000	320,000
Investment tax credit	196,000	161,000	239,000
Share issuance costs	156,000	113,000	100,000
Unrecognized deferred tax assets	(7,800,000)	(5,923,000)	(5,024,000)
	$-	$-	$-

Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods. No deferred tax asset has been recognized as this criteria has not been met.

At December 31, 2017, the Company has Canadian non capital losses totalling approximately $23,714,000 that expire beginning in 2026:

Year of Expiry	Amount
2026	$6,000
2027	16,000
2028	533,000
2029	863,000
2031	2,080,000
2032	2,290,000
2033	39,000
2034	3,908,000
2035	4,356,000
2036	3,583,000
2037	6,040,000
$23,714,000

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

11.	Financial Instruments and Risk Management

As at December 31, 2017, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

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

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros and US Dollars as certain expenditures and commitments are denominated in European Euros and USD Dollars and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At December 31, 2017 the Company held US dollar cash balances of $122,127 (US$97,225) (December 31, 2016: $565 or US$420). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$1,221 (US$972) on the cash balance held December 31, 2017.

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

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2017:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$1,166,023	$1,166,023

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
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
For the year-ended December 31, 2017
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

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. There has been no change in the Company’s approach to capital management during the year-ended December 31, 2017.

14.	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the years ended December 31, 2017, and 2015.

During 2016, the Company entered into a debt settlement agreement whereby the aggregate amount of $374,072 owed by the Company to certain creditors was settled by the issuance of 719,368 units. Each unit consists of one common share of the Company and one share purchase warrant, with each Warrant entitling the holder to purchase one additional share for a period of two years at a price of $1.10 per share.

15.	Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.

16.	Events after the Reporting Date

i)

During January of 2018, the Company announced that it has signed a Binding Term Sheet (“Term Sheet”) with YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO") to form a strategic partnership in Greater China (Mainland China, Hong Kong, Macau, and Taiwan) (the “Territory”).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2017
(Stated in Canadian Dollars)

16.	Events after the Reporting Date - continued

YOFOTO paid a deposit of USD $650,000 on January 12, 2018 pursuant to the Term Sheet. As part of the Transaction, YOFOTO will receive an exclusive license for RepliCel's tendon regeneration cell therapy (RCT-01) in development, skin rejuvenation cell therapy (RCS-01) in development, and its injection technology in development for dermal applications (RCI-02) (excluding hair-related treatments) for the Territory.

The investment is by way of the purchase of common shares at CDN$0.54 per Share, which is a premium over the 20-day average market price to reflect the accompanying license to YOFOTO in the Term Sheet. The Company has also agreed to issue share purchase warrants equal to 10% of the number of Shares issued, which warrants will be exercisable at CDN$0.54 per Share for a period of two years.

The Company is currently working towards completion of a definitive agreement. The latest amendment of the Term Sheet was signed on January 31st 2018 extending the timeline of the signing of the Definitive Agreements to February 28, 2018. Both parties are now currently working together towards signing of the extension of the Term Sheet and the Definitive Agreement. Should the Definitive Agreement not be signed by the Company and YOFOTO, Replicel will have to return the USD $650,000 deposit currently held in escrow and the deal will become unenforceable.

ii)

Subsequent to its year-ended December 31, 2017, the Company also announced its intention to settle debt in the amount of $37,010. (US$30,000) owed by the Company to one creditor by the issuance of 78,745 common shares of the Company at a price of $0.47 per Share.

The proposed debt settlement is subject to the approval of the TSX Venture Exchange and entry into a debt settlement agreement with the creditor.

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

(8)	List of Significant Subsidiaries
8.1	TrichoScience Innovations Inc., a company incorporated under the federal laws of Canada, all of the shares of which are beneficially owned by our company.
(11)	Code of Ethics
11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).
(12)	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Lee Buckler.
12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Tom Kordyback.
(13)	906 Certification
13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Lee Buckler.
13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Tom Kordyback.
101	XBRL
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REPLICEL LIFE SCIENCES INC.

Per:	/s/ Lee Buckler
Lee Buckler
Chief Executive Officer, President and Director

Dated:	May 11, 2018

Per:	/s/ Tom Kordyback
Tom Kordyback
Chief Financial Officer

Dated:	May 11, 2018