Form 20-F
period 2018-12-31
REPLICEL LIFE SCIENCES INC.
filed 2019-04-30
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Amendment No. ____)

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _____________________

For the transition period from ________________to _______________________

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,800,529 common shares as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
[X] YES      [   ] NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[X] YES      [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the	Other [ ]
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
  our belief that the RCI-02 dermal injector device will have applications in certain dermatological procedures and that preparation for its commercialization including building of commercial/clinical-grade prototypes, validation testing of such prototypes and filing of the regulatory submissions seeking a CE mark to market the device will lead to commercial launch, revenue generation, and commercial partners;
  our research pertaining to and plan to continue to prepare for a phase 2 dose-finding trial for RCH-01 and details of such a trial;
  our belief as to the potential of our products;
  our assumption that our agreements and working relationship with key service providers (e.g., contract manufacturer, suppliers, contract research organizations, etc.) and licensees/partners (e.g., Shiseido and YOFOTO) will continue in good standing;
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

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS for the five fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014. The information presented below for the five year period ended December 31, 2018, 2017, 2016, 2015 and 2014 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars – Calculated in accordance with IFRS)

	Year ended Dec. 31, 2018 (audited)	Year ended Dec. 31, 2017 (audited)	Year ended Dec. 31, 2016 (audited)	Year ended Dec. 31, 2015 (audited)	Year ended Dec. 31, 2014 (audited)
Net sales or operating revenues	121,114	-	-	-	-
Total expenses	$2,860,414	$5,991,915	$4,287,628	$5,046,928	$5,210,616
Net income (loss) before tax	$(2,769,080)	$(6,014,330)	$(4,271,294)	$(5,044,014)	$(5,198,411)
Income tax	-	-	-	-	-
Total comprehensive loss	$(2,769,080)	$(6,014,330)	$(4,271,294)	$(5,044,014)	$(5,198,411)
Basic and diluted loss per share	$(0.12)	$(0.32)	$(0.54)	$(0.09)	$(0.10)
Total assets	$3,227,431	$846,026	$1,828,187	$415,920	$2,141,288
Net assets	$(455,183)	$(319,997)	$1,206,450	$(601,781)	$1,806,220
Share capital	$28,745,992	$26,182,073	$21,910,238	$16,498,743	$14,047,244
Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	22,661,001	$18,680,021	7,952,312	5,687,544	4,090,485
Long-term debt	2,152,363	-	-	-	-

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

We have generated $4,241,514 in licensing revenues from our operations to date. This revenue was the payment of an upfront fee of $4,120,400 pursuant to a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited (“Shiseido”) and $121,114 pursuant to a License and Collaboration Agreement with YOFOTO (China) Health Industry Co. Ltd. This revenue was not recurring revenue from our operations and we may not obtain similar revenue in the future.

YOFOTO – License and Collaboration Agreement

The Company is exposed to certain risks that should YOFOTO not be obtain local regulatory approvals and therefore able to commercialize its licensed products,

The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next five years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 1/3 of the shares issued in YOFOTO’s initial investment back to the Company under certain conditions for a period of 8.5 years from July 10, 2018.

Replicel is at risk of a possibility of YOFOTO not being able to discharge its obligations in the Agreement and thereby causing Replicel not to receive its scheduled milestone payments. Should it be deemed not to be YOFOTO’s fault in not meeting its milestone targets, the Company may have the risk of having YOFOTO exercising its put options and have Replicel buy back 1/3 of the shares.

There is potentially risk of YOFOTO not protecting Replicel’s intellectual property in the Licensed Territory in the event an actual or alleged infringement, by a third party, of the Licensed Technology or the Issued Patents or any right with respect to the Licensed Technology or the Issued Patents in the License Territory.

As of December 31, 2018, we had accumulated $33,559,097 in net losses since inception. Our business is focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

We had cash and cash equivalents in the amount of $2,418,521 and a working capital of $1,473,776 as of December 31, 2018. The Company anticipates that it will require approximately $3,600,000 to proceed with its plan of operations focused on completing the RCI-02 device, meeting its obligations to support YOFOTO's activities in Greater China, and preparing for next-phase clinical development and commercialization in Japan over the twelvemonth period ended December 31, 2019.

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

Our auditors’ opinion on our December 31, 2018 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $33,559,097 for the cumulative period from September 7, 2006 (inception) to December 31, 2018. We anticipate generating losses for at least the next 12 months. As at December 31, 2018 we had a working capital of $1,473,776 (2017: working capital deficit of $331,162) and a deficit of $455,183 (2017: deficit of $319,997), and will require additional funding to continue its research and development activities, which casts substantial doubt about our company’s ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

A. History and Development of our Company.

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

On October 19, 2017, we completed a non-brokered private placement consisting of a total of 2,815,881 common shares at a price of $0.41 per share for total gross proceeds of $1,154,511.21. Cash finder’s fees of $28,366.01 was paid in connection with the offering.

On July 10, 2018, we entered into a private placement agreement with YOFOTO (China) Health Industry Co. Ltd. (“YOFOTO”), whereby YOFOTO agreed to invest $5,090,000 in our company in consideration for the issuance of 5,357,000 common shares of our company at a price of $0.95 per common share and 1,071,580 share purchase warrants with each warrant exercisable at $0.95 per common share for a period of two years from closing. We also entered into a license and collaboration agreement on July 10, 2018 with YOFOTO, whereby we granted an exclusive license to YOFOTO of our company’s tendon regeneration cell therapy technology (RCT-01), skin rejuvenation cell therapy technology (RCS-01), and our injection technology for dermal applications (RCI-02) (excluding hair-related treatments) in Greater China (Mainland China, Hong Kong, Macau and Taiwan) in consideration of milestone payments, sales royalties, and a commitment by YOFOTO to finance, over the next five years, the included company programs and an associated cell processing manufacturing facility in Greater China.

On October 9, 2018, we completed the strategic investment with YOFOTO (China) Health Industry Co. Ltd. (“YOFOTO”) and issued 5,357,000 common shares and 1,071,580 share purchase warrants to YOFOTO.

On October 18, 2018, we signed a collaborative research project agreement with the University of Victoria in Victoria, BC. The project will be co-funded through a grant from the National Science and Engineering Research Council of Canada under the NSERC Collaborative Research and Development program.

Capital Expenditures

During the last three fiscal years ended December 31, 2018, we did not undertake any capital expenditures. On March 11, 2011, we acquired an additional 2,050,000 shares of TrichoScience at a price of $1.00 per share. This acquisition was internally financed from the proceeds of our March 2011 private placement for gross proceeds of US$2,550,000.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

The U.S. Securities and Exchange Commission (SEC) maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our website is https://www.replicel.com.

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

We have an extensive intellectual property portfolio that covers RCT-01 (our platform for tendon repair); RCS-01 (our platform for skin rejuvenation); RCH-01 (our platform for pattern baldness); and RCI-02 (our dermal injection devices). Our intellectual property portfolio includes both patents and patent applications which we have developed and own (discussed in more detail below), as well as intellectual property that we have licensed (see., e.g., EP Patent No. 2362776 and US Patent No. 8932582).

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

Phase 2 Clinical Trial

The Company is now designing further clinical testing intended to measure efficacy of RCT-01 in patients with chronic tendinosis. The Company intends to seek regulatory clearance and make all necessary preparations to conduct its next clinical trial of RCT-01 in Japan with the intention of seeking ‘conditional approval’ from the regulatory agency there (the Pharmaceutical and Medical Devices Agency) to market the product in Japan after successful completion of such a trial.

In addition to RepliCel’s intended conduct of a clinical trial in Japan, RepliCel’s partner, YOFOTO (see below), is expected to conduct a clinical trial of RCT-01 in China. This trial is anticipated to be a phase 2 trial designed to answer critical questions related to dosing and treatment frequency.

Collaboration Agreement

We have a Collaboration and Technology Transfer Agreement with YOFOTO. Both companies have agreed to work towards establishing a clinical research program in China, with the goal of increasing the available human clinical data on RCT-01. We anticipate that collaborative technology transfer will continue between the companies as any new improvements to the RCT-01 technology are developed by either party. This agreement gives YOFOTO an exclusive 15-year geographic license to use our company’s RCT-01 tendon regeneration technology in Greater China (China, Hong Kong, Macau and Taiwan).

Intellectual Property

We have developed and filed patent applications relating to compositions, methods and uses of NBDS cells for the treatment and repair of tendons. Representative examples of this portfolio include patent applications filed in a variety of select jurisdictions such as Australia, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, South Africa, the UAE and the United States (see e.g., US Pub No. 20150374757). A patent has recently been granted in (see EP 2956543), and the application in China has been allowed.

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

Phase 2 Clinical Trial

The Company is now designing further clinical testing of RCS-01 including a multi-centre phase 2 clinical trial intended to measure efficacy of RCS-01 in a larger population of patients with aging and UV-damaged skin and answer critical questions related to dosing and treatment frequency as well as clinical trials in Japan and China.

The Company intends to seek regulatory clearance and make all necessary preparations to conduct its next clinical trial of RCS-01 in Japan with the intention of launching the product on the market in Japan after successful completion of such a trial.

In addition to RepliCel’s intended conduct of a clinical trial in Japan, RepliCel’s partner, YOFOTO (see below), is expected to conduct a clinical trial of RCS-01 in China. This trial is anticipated to be a phase 2 trial designed to answer critical questions related to dosing and treatment frequency.

It is intended that all future clinical trials of RCS-01 will be conducted using prototypes of the RepliCel’s RCI-02 dermal injector.

Collaboration Agreement

We have a Collaboration and Technology Transfer Agreement with YOFOTO. Both companies have agreed to work towards establishing a clinical research program in China, with the goal of increasing the available human clinical data on RCS-01. We anticipate that collaborative technology transfer will continue between the companies as any new improvements to the RCS-01 technology are developed by either party. This agreement gives YOFOTO an exclusive 15-year geographic license to use our company’s RCS-01 tendon regeneration technology in Greater China (China, Hong Kong, Macau and Taiwan).

Intellectual Property

We have filed patent applications relating to compositions, methods and uses of NBDS cells for the treatment and repair of aging and UV-damaged skin. Representative examples of this portfolio include patent applications filed in a variety of select jurisdictions such as Australia, Brazil, Canada, China, Europe, Israel, India, Japan, South Korea, Mexico, New Zealand, Singapore, and the United States (see e.g., US Pub No. 20160136206).

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

Proposed Phase 2 Clinical Trial

The Company has designed a phase 2 clinical trial intended to measure efficacy of RCH-01 in a larger population of patients with mild to moderate androgenetic alopecia and answer critical questions related to dosing and treatment frequency. The Company is currently engaged in molecular marker research which is expected to lead to improvements in the product identification, manufacturing, and its clinical effectiveness. The Company may await data from this research and until clinical-grade prototypes of the RCI-01 dermal injector are available for use in clinical studies prior to submitting the clinical trial application for a phase 2 study of RCH-01 for regulatory approval.

Collaboration Agreement

The Company has a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited (“Shiseido”), one of the world’s largest cosmetic companies. Both companies have agreed to work towards establishing a clinical research program in Asia, with the goal of increasing the available human clinical data on RCH-01. The Company anticipates that collaborative technology transfer will continue between the companies as any new improvements to the RCH-01 technology are developed by either party. This agreement gives Shiseido an exclusive geographic license to use the Company’s RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 billion people. In mid-2016, Shiseido alleged RepliCel had breached its obligations in the agreement which Shiseido alleged were potentially terminal to future obligations pursuant to the agreement. RepliCel has vigorously denied the existence of such breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement. No litigation or the triggering of other dispute mechanisms has been entered into by either party and RepliCel management is actively seeking to continue discussions and/or negotiations with Shiseido to resolve the matter. Shiseido funded a hospital-sponsored clinical study of RCH-01 in Japan which the Company believes is now complete. The clinical data produced in such a trial is, by agreement, to be made available to the Company. The Company believes this clinical trial completed in 2018 and expects Shiseido to share the data from this trial with the Company in compliance with the Agreement with Shiseido. The Company also awaits an announcement from Shiseido regarding its next steps for RCH-01 in Asia including its commercialization plans for the product in Japan. As described below, this Agreement is the subject of some disagreement between the Parties.

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

Overall benefits of our dermal injector technology include improved handling, reduction or elimination of the need for local anesthetic, quicker procedure times, an expectation of more consistent clinical results because of the injector's controls, and a significant expansion of the areas that can be addressed with dermal fillers due to the ability to conduct broad, shallow, and evenly-dispersed injections. We believe that this device will have applications in certain other dermatological procedures requiring injections of specific volumes of material at specific depths and as such, will look at licensing opportunities in these areas. In addition to the programmable variables of volume and depth, the device will also have interchangeable heads for different injection procedures (single and multi-needle). In February 2017, we entered into agreements with two European firms, AMI and Art of Technology, both of whom have committed to work with our company to get our commerce-grade RCI-02 dermal injector prototypes manufactured and tested. The Company received fully functioning prototypes in Q3 2017, expects to have commercial-ready prototypes in Q3 2019 which will then be tested over the coming months and an application submitted to European regulators for CE-mark approval in Europe in early 2020. A CE mark will allow the Company to commercially launch RCI-02 in Europe and other countries which allow medical devices to be sold based on CE mark approval including Hong Kong.

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

Collaboration Agreement

We have a Collaboration and Technology Transfer Agreement with YOFOTO. YOFOTO has agreed to work towards commercializing the RCI-02 device in China. This agreement gives YOFOTO an exclusive 15-year geographic license to use our company’s RCI-02 dermal injector in technology in Greater China (China, Hong Kong, Macau and Taiwan).

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

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with IFRS for 2018, 2017 and 2016. IFRS differs in certain significant respects from U.S. GAAP. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

A. Operating Results

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

	Year ended December 31,		Change 2018 to 2017
			Increase/
	2018($)	2017($)	(Decrease) ($)	Percent Change
Revenue	121,114	-	121,114	100%

Expenses
Research and development	709,260	2,541,722	(1,832,462)	(72%	)
General and administrative	2,151,154	3,450,193	(1,299,039)	(38%	)
Other items	29,780	22,415	7,365	33%
Total loss	(2,769,080)	(6,014,330)	(3,245,250)	(54%	)

There was $121,114 (2017 - $Nil) revenue – License fees from operations for the year ended December 31, 2018 and 2017.

Research and Development expenses totaled $709,260 for the year ended December 31, 2018 compared to $2,541,722 for the year ended December 31, 2017. The decrease was the result of a decline in spending due to constraints on financial resources during the first three quarters ended December 31, 2018.

General and administrative expenses totaled $2,151,154 for the year ended December 31, 2018 compared to $3,450,193 for the year ended December 31, 2017. The decrease was primarily attributable to constraints of financial resources and the Company focusing on streamlining its expenditures on general and administrative expenses until the three months ended December 31, 2018 when the Licensing and Collaboration Agreement was signed.

Total comprehensive loss for the year ended December 31, 2018 was $2,769,080 or $0.12 per share on a basic and diluted basis compared to a net loss of $6,014,330 or $0.32 per share on a basic and diluted basis for the year ended December 31, 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

	Year ended December 31,		Change 2017 to 2016
	2017($)	2016($)	Increase/ (Decrease) ($)	Percent Change
Revenue
Licensing fees	-	-	-	-
Expenses
Research and development	2,541,722	1,115,063	1,426,659	128%
General and administrative	3,450,193	3,172,565	277,628	9%
Other items	22,415	(16,334)	38,749	237%
Total loss	(6,014,330)	(4,271,294)	1,743,036	40%

There was no revenue from operations for the year ended December 31, 2017 and 2016.

Research and development expenses totaled $2,541,722 for the year ended December 31, 2017 compared to $1,115,063 for the year ended December 31, 2016. Research and development expenses are higher than the year prior as the Company’s R&D budget for 2017 to-date has comprised of finalizing 3 clinical trials, launching a research project at UBC, and finalizing our device engineering and prototype manufacturing. The medical device program is its most expensive phase to-date given that it has transitioned from design and engineering to prototype manufacturing.

General and administrative expenses totaled $3,450,193 for the year ended December 31, 2017 compared to $3,172,565 for the same period prior. The slight increase is primarily contributable to similar spending in the category of marketing and investor relations.

Total comprehensive loss for the year ended December 31, 2017 was $6,014,330 or $0.32 per share on a basic and diluted basis compared to a net loss of $4,271,294 or $0.54 per share on a basic and diluted basis for the year ended December 31, 2016.

B. Liquidity and Capital Resources

Our annual audited consolidated financial statements have been prepared on a going concern basis which assumes that we will continue to realize our assets and discharge our obligations and commitments in the normal course of operations. At December 31, 2018, we had accumulated $4,241,514 in revenue from our business, had an accumulated deficit of $33,559,097 since incorporation and expected to incur further losses in the development of our business, which casts substantial doubt about our ability to continue as a going concern. At December 31, 2018, we had a working capital of $1,473,776. Additional working capital will be required for research and development along with general and administrative expenses and to further our business plans. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue as a going concern.

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

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Operating Activities

During the year ended December 31, 2018, $386,099 was used in net cash from operating activities compared to $5,385,742 of cash used in operating activities for the ended December 31, 2017. The decrease in cash used by operating activities was a result of primarily decreases in both research and development as well as general and administration activities for the first nine months of the year.

Investing Activities

During the year ended December 31, 2018, the net cash used by investing activities was $nil compared to net cash provided by in the sum of $1,450,000 for the year ended December 31, 2017. Investing activities in 2018 relate to acquisition of contract asset in association with unamortized portion of finders fees (YOFOTO) and in 2017, the redemption of a Guaranteed Investment Certificate.

Financing Activities

During the year ended December 31, 2018, the Company engaged in a private placement for the sum of $2,307,527 compared to $4,372,083 in 2017.

On July 10, 2018, the Company signed the definitive Licensing and Collaborative Agreement with YOFOTO (China) Health Industry Co. Ltd. (“YOFOTO”) to commercialize three of RepliCel's programs in Greater China subject to the certain Canadian and Chinese approvals of the transaction (the “Transaction”).

The transaction between these parties represents an investment in RepliCel by YOFOTO along with milestone payments, minimum program funding commitments, and sales royalties in exchange for an exclusive 15-year license to three of RepliCel products for Greater China (Mainland China, Hong Kong, Macau and Taiwan) (the “Territory”).

As part of the deal, YOFOTO agreed to invest CDN $5,090,005 in a private placement of RepliCel common shares at CDN $0.95 per share to include 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years. The warrants are restricted from being exercised without shareholder approval if the exercise of the warrants would increase YOFOTO's ownership of RepliCel's issued and outstanding shares over 19.9% .

The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next five years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 1/3 of the shares issued in YOFOTO’s initial investment back to the Company under certain conditions for a period of 8.5 years from July 10, 2018.

As part of the Transaction, the Company agreed to grant YOFOTO certain financing participation rights along with a board seat nomination. Upon YOFOTO meeting certain defined conditions, relevant Chinese patents, once issued in China, will be assigned to a YOFOTO-owned Canadian subsidiary, with detailed assignment reversion rights upon failure to meet defined targets.

On October 09, 2018, the Transaction was approved by the TSX Venture Exchange and applicable regulatory authorities including but not limited to the reviews and approvals by the State Administration of Foreign Exchange of China and other Chinese foreign investment regulatory authorities. The private placement in the sum of $5,090,005 was closed completing the Transaction with YOFOTO's purchase of 5,357,900 RepliCel common shares which represents 19.9% of RepliCel's issued shares. In association with the YOFOTO deal, the Company has paid a success fee of ten percent (10%) of any upfront fees received by the Company. A fee of $509,001 has been paid in this respect. In addition, the Company will be paying a success fee of five percent (5%) of any milestone fees and royalty fees received by the Company as a result of this License Agreement.

The proceeds of $5,090,005 from the placement was allocated to common shares and warrants issued based on their fair value at the date of issuance which is at $2,563,919. In association with the private placement, the Company has paid a finder’s fees of $252,609. Therefore, the net cash provided through this private placement was $2,307,527. The remaining $2,526,086 was will be allocated License Fees revenue to be recognized over a period of 10 years from the commencement date of the Agreement.

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

Financing Activities

During the year ended December 31, 2017, the Company completed private placements and issuance of shares on exercise of warrants for total gross proceeds of $4,692,048. Finder’s fees of $319,965 were paid in connection with these private placements. During the year ended December 31, 2016, the Company completed private placements and issuance of issuance of shares for debt for total gross proceeds of $5,093,521. Finder’s fees of $214,374 were paid in connection with these private placements.

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in the auditor’s report on our annual audited consolidated financial statements for the year ended December 31, 2018, our auditors included an explanatory paragraph on their report in respect of there being substantial doubt about our ability to continue as a going concern.

We anticipate that we will require $3,600,000 to proceed with its plan of operations focused on completing the RCI-02 device, meeting its obligations to support YOFOTO's activities in Greater China, and preparing for next-phase clinical development and commercialization in Japan over the twelve-month period ended December 31, 2019. We have no current material commitments for capital expenditures.

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

Critical Accounting Policies and Estimates

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

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

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 9(d).

Revenue Recognition

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the goods and services transferred to the customer. For collaborative arrangements that fall within the scope of IFRS 15, the Company applies the revenue recognition model to part or all of the arrangement, when deemed appropriate. At contract inception, the Company assesses the goods or services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Significant judgement is involved in determining whether the transaction price allocated to the license fee should be recognized over the collaboration period or at the inception of the contract and the time period over which revenue is to be recognized...

To determine the price of Licensing and Collaboration Agreement (See Note 8 – Licensing and Collaboration Agreement – YOFOTO (China) Health Industry Co. Ltd.), the Company has to make a judgement and estimates in assessing the value assigned to the put options and of the warrants as attached to the placement (see Note 8 and 9(b)i).

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

C. Research and Development, Patents and Licenses etc.

Research and development expenses totaled $709,260 for the year ended December 31, 2018 compared to $2,541,722 for the year ended December 31, 2017. The decrease was due to decrease activities in Research and Development. During the year ended December 31, 2018, we incurred costs of $66,360 relating to our clinical trials compared to $1,891,955 for the year ended December 31, 2017. Research and Development expenses are significantly lower than 2018 as due to financial constraints until the completion of the YOFOTO License and Collaboration Agreement in October 2018.

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

F. Contractual Obligations

There is no long-term contractual obligation of the Company as at December 31, 2018.

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

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Lee Buckler(2)	Director, Chief Executive Officer and President Corporate Secretary	52	January 1, 2016 June 13, 2016
Simon Ma	Chief Financial Officer and Director of Finance	54	August 22, 2011
Dr. Rolf Hoffmann	Chief Medical Officer	57	December 22, 2010
Dr. Kevin McElwee	Chief Scientific Officer	48	December 22, 2010
David Hall (1)(2)	Director Chairman of the Board	65	December 22, 2010 January 1, 2016
Peter Lewis(1)(2)	Director	63	May 27, 2011
Geoff Mackay	Director	53	October 14, 2015
Larissa Huang	Director	29	December 14, 2018

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Andrew Schutte(2)	Director	29	December 14, 2018
Peter Lowry(1)(2)	Director	55	December 14, 2018

(1)	Member of the audit committee and nominating, compensation and corporate governance committee.
(2)	Member of the operations committee.

Lee Buckler, B.Ed, LLB – Chief Executive Officer, President, Corporate Secretary and Director

Mr. Buckler has been an executive in the cell therapy sector since 2000 beginning with Malachite Management in the Stem Cell Technologies group of companies. Most recently he was the Managing Director of Cell Therapy Group, a firm he formed in 2008 where he did business development consulting for companies and organizations in or interested in the cell therapy sector. His work included deal-targeting, transactions, market intelligence, competitive analyses, strategic assessments, and market profile planning for companies ranging from top-tier multinationals to start-ups. Mr. Buckler has a Bachelor’s Degree in Education and a Law Degree. After law school, he did a one year judicial clerkship with the B.C. Supreme Court and was a practicing attorney for three years at Edwards, Kenny & Bray. Mr. Buckler served six years as the Executive Director of the International Society for Cellular Therapy and just over two years as Director of Business Development for Progenitor Cell Therapy. He is on the editorial advisory boards of the journal Regenerative Medicine and the BioProcess International magazine and is a member of the Alliance for Regenerative Medicine’s Communications and Education Committee. He co-founded Cell Therapy News, founded Cell Therapy Blog, founded and continues to manage the LinkedIn Cell Therapy Industry Group, and is an active industry commentator in publications and in social media. .

Simon Ma – CFO and Director of Finance

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

Peter Lowry – Director

Peter Lowry is an experienced commercial executive having held a number of governance roles, with experience in the United Kingdom and New Zealand markets. As a director and consultant with Pkarma Limited he is focused on business strategy and improvement for private sector companies and government bodies. His work includes the use of lean methodology and customer focused design, and the utilization of objective data to drive strategy and programs. His consulting and operational management roles include General Manager of the Greenlane Heart Unit, one of the largest Cardiac service in Australasia, leading Auckland Orthopedics, an organization supported by 80 orthopedic surgeons across Auckland, and the development and operational management of a number of joint-ventures that leverage intellectual property across a range of clinical and commercial settings. Mr. Lowry graduated with a Bachelor of Management Studies from the University of Waikato (4-year degree), is a Chartered Accountant in New Zealand, and has completed the Executive Program of the Darden Business School, University of Virginia. Mr. Lowry is a long term shareholder in the Company having acquired shares through a number of the capital raisings during this time. In addition, he has provided significant advice to the recently completed share placement and licensing deal.

Andrew Schutte – Director

Andrew Schutte has been the Chief Technology Officer with MainPointe Pharmaceuticals from November 2016 to present. Mr. Scutte was a VBA Programmer with Gerimed Inc. from February 2012 to February 2016, a US based company which provides independent pharmacies servicing long-term care and home care patients access to cost effective solutions. He is the President and sole proprietor of two oil related LLCs, Nolan Olbohrung LLC and Valence Oil LLC.

Larissa Huang – Director

Larissa Huang has been Vice President of International Operation Center of YOFOTO (China) Health Industry Co. Ltd. from 2016 to present. Ms. Huang was a student from 2011 to 2016.

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2018:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Lee Buckler CEO, President, Corporate Secretary and Director	2018	240,000	Nil	91,195	Nil	Nil	Nil	100,000	431,195
Simon Ma(2) Chief Financial Officer	2018	Nil	Nil	16,500	Nil	Nil	Nil	22,435	38,935
Simon Ma(2) Director of Finance	2018	Nil	Nil	Nil	Nil	Nil	Nil	41,550	41,550
Dr. Rolf Hoffmann Chief Medical Officer	2018	Nil	Nil	24,750	Nil	Nil	Nil	100,000	124,750
Dr. Kevin McElwee Chief Scientific Officer Founder of TrichoScience	2018	Nil	Nil	24,750	Nil	Nil	Nil	25,000	49,750
David Hall Chairman and Director	2018	Nil	Nil	32,999	Nil	Nil	Nil	16,000	48,999
Tom Kordyback Former Chief Financial Officer(3)	2018	Nil	Nil	17,376	Nil	Nil	Nil	18,000	35,376
Peter Lewis Director	2018	Nil	Nil	16,500	Nil	Nil	Nil	10,750	22,750

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Geoff MacKay Director	2018	Nil	Nil	16,500	Nil	Nil	Nil	10,750	22,750
Peter Lowry(4)	2018	Nil	Nil	26,399	Nil	Nil	Nil	223,250	249,649
Andrew Schutte(4)	2018	Nil	Nil	9,900	Nil	Nil	Nil	3,250	13,150
Larissa Huang(4)	2018	Nil	Nil	Nil	Nil	Nil	Nil	3,250	3,250
Hugh Rogers(5) Former Director	2018	Nil	Nil	16,500	Nil	Nil	Nil	34,500	51,000

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

(2)	Simon Ma was appointed the Chief Financial Officer of our company on October 17, 2018.
(3)	Tom Kordyback resigned as the Chief Financial Officer of our company on October 17, 2018.
(4)	Messrs. Lowry and Schutte and Ms. Huang were appointed as directors of our company on December 14, 2018.
(5)	Hugh Rogers was not re-elected as a director at our annual general and special meeting held on December 14, 2018.

Pension, Retirement or Similar Benefits

We do not provide pension, retirement or similar benefits to directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2018 to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

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

Employment Agreement: Lee Buckler

Pursuant to an employment agreement, effective as of January 1, 2016, between Lee Buckler and the Company, Mr. Buckler serves as President, Chief Executive Officer and Corporate Secretary of the Company and President and Chief Executive Officer of TrichoScience for a base salary of $240,000 per annum. Under the agreement, Mr. Buckler will be eligible to participate in a bonus plan as and when established by the Company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Buckler during each fiscal year in accordance with milestones to be established by the Board. Mr. Buckler was entitled to receive a retention bonus where the Company will pay $45,000 on the earlier of April 30, 2016 or 30 days after the Company completes an equity financing with minimum gross proceeds of $3,000,000. Mr. Buckler received the $45,000 bonus during the year ended December 31, 2016. Mr. Buckler may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If Mr. Buckler’s employment is terminated for any reason other than for just cause, the Company will pay Mr. Buckler: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for the first year of employment or a lump sum amount as severance compensation equal to twelve months of base salary after the first year of employment plus an additional two months of base salary for each full year of employment after the initial year up to a maximum of eighteen months of base salary, and a lump sum payment as compensation for the loss of Mr. Buckler’s entitlement to benefits up to a maximum of $100,000.

Consulting Agreement: David Hall

Pursuant to a consulting agreement dated January 1, 2016, David Hall provides advice and strategic guidance in connection with the Company’s business and advice regarding regulatory compliance. The Company has agreed to pay Mr. Hall compensation for such services if required. Pursuant to a director’s services agreement dated January 1, 2016, Mr. Hall serves as the Chairman and a member of the Board. In consideration, the Company has agreed to pay an annual retainer of $15,000 to serve as the Chairman, an annual retainer of $10,000 to serve as a director, a fee of $1,000 per Board meeting, a fee of $1,000 per Audit Committee meeting and $1,000 per Nominating, Compensation and Corporate Governance Committee meeting. The consulting agreement expired on January 1, 2017.

Consulting Agreement: Simon Ma

The Company entered into a consulting agreement dated effective October 17, 2018 with Simon S. Ma Corporation, a company wholly owned by Simon Ma, the CFO and Director of Finance of the Company, pursuant to which Simon Ma provides the Company with financial and accounting services. The Company has agreed to pay Simon S. Ma Corporation a consulting fee of $8,000 plus GST for the term of the consulting agreement, being twelve months after the effective date. The consulting agreement is automatically renewable for twelve months unless either party gives thirty days’ written notice to the other of its intention not to renew the consulting agreement. The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Mr. Ma.

Audit Committee

Our audit committee is comprised of Peter Lewis, David Hall, and Peter Lowry. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review, following which the report of the audit committee on the financial statements is submitted to the board of directors.

Nominating, Compensation and Corporate Governance Committee

Our nominating, compensation and corporate governance committee is comprised of Peter Lewis, David Hall and Peter Lowry. The purpose of the nominating, compensation and corporate governance committee is to identify individuals qualified to become directors on our board of directors or any of its committees, consistent with criteria approved by our board of directors, and to select, or to recommend that our board of directors select, such director nominees, whether at the next annual meeting of the shareholders or otherwise. The committee also periodically evaluates the qualifications and independence of each director on our board of directors or its various committees and recommend to our board of directors, as the committee may deem appropriate, any recommended changes in the composition of our board of directors or any of its committees. The committee also develops and recommends to our board of directors corporate governance principles applicable to our company and annually assess the performance of our board of directors.

Operations Committee

Our operations committee is comprised of Lee Buckler, David Hall, Peter Lowry and Andrew Schutte. The purpose of the operations committee is to advise management of our company on all operational aspects of our company on a regular basis and report to the Board.

D. Employees

As of December 31, 2018, we had one full time employee and one contractor, the majority of which are located in Vancouver, British Columbia. These employees and contractors have expertise in biotechnology management, clinical trials, financial management and communications.

E. Share Ownership

Our directors, senior management and key employees beneficially own, directly or indirectly, the number of common shares set out in the table below:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)
Lee Buckler CEO, President, Corporate Secretary and Director	3,404	*
Simon Ma Chief Financial Officer and Director of Finance	7,460	*
Dr. Rolf Hoffmann Chief Medical Officer	520,698	1.89%
Dr. Kevin McElwee Chief Scientific Officer	479,435	1.74%
David Hall Chairman and Director	251,324(3)	*
Peter Lewis Director	40,789	*
Geoff MacKay Director	58,325	*
Peter Lowry Director	622,895	*
Andrew Schutte Director	1,295,415	2.26%
Larissa Huang Director	-	*

*	Less than 1%.

(1)

Does not include options to acquire common shares of our company held by the persons set forth in the table. For a description of options held by the persons set forth in the table above, see below under the heading “Stock Option Plan”.

(2)	Based on 27,536,388 common shares issued and outstanding as of April 30, 2019.

(3)	Does not include 100,000 common shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

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

The following table sets forth the amount and terms of options to acquire common shares of our company we have granted to our directors, senior management and key employees:

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
Lee Buckler CEO, President, Corporate Secretary and Director	5,000(1)	July 7, 2014	$6.60	July 7, 2019
	15,000	September 12, 2014	$5.30	September 12, 2019
	5,000(1)	October 1, 2014	$5.50	October 1, 2019
	150,000	December 7, 2016	$0.60	December 7, 2021
	400,000	July 30, 2018	$0.43	July 30, 2023
Simon Ma Chief Financial Officer and Director of Finance	50,000	July 30, 2018	$0.43	July 30, 2023
Dr. Rolf Hoffmann Chief Medical Officer	35,000	December 22, 2010	US$5.00	July 13, 2017
	75,000	December 7, 2016	$0.60	December 7, 2021
	75,000	July 30, 2018	$0.43	July 30, 2023
Dr. Kevin McElwee Chief Scientific Officer	35,000	December 22, 2010	US$5.00	July 13, 2017
	75,000	December 7, 2016	$0.60	December 7, 2021
	10,000	September 5, 2013	$5.50	September 5, 2020
	75,000	July 30, 2018	$0.43	July 30, 2023
David Hall Director	75,000	December 7, 2016	$0.60	December 2021
	100,000	July 30, 2018	$0.43	July 30, 2023
Peter Lewis Director	10,000	September 5, 2013	$5.50	September 5, 2020
	30,000	December 7, 2016	$0.60	December 7, 2021
	50,000	July 30, 2018	$0.43	July 30, 2023
Geoff MacKay Director	15,000	October 14, 2015	$3.60	October 14, 2020
	30,000	December 7, 2016	$0.60	December 7, 2021
	100,000	September 5, 2013	$5.50	September 5, 2020
	50,000	July 30, 2018	$0.43	July 30, 2023

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
Peter Lowry Director	80,000	July 30, 2018	$0.43	July 30, 2023
Andrew Schutte	30,000	July 30, 2018	$0.43	July 30, 2023

(1)	These stock options were issued to CTG Consulting Inc., a private company wholly owned by Lee Buckler.

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

As at April 25, 2019, there were no persons known to us to be the beneficial owner of more than five percent (5%) of each class of our common shares issued and outstanding The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

The following table sets forth the number of our issued and outstanding common shares that are held by record holders in the United States. We have no Class A preference shares outstanding:

Class	Number of Shareholders	Total Common Shares Held	Percentage of Common Shares
Common Shares	105	9,254,293	33.6% (1)

(1)	Based on 27,536,388 common shares issued and outstanding as of April 25, 2019.

To our knowledge we are not directly or indirectly owned or controlled by another company, a foreign government or any other natural or legal person, severally or jointly.

To our knowledge, there are no arrangements the operation of which may, at a subsequent date, result in a change in the control of our company.

B. Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2016 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals’ families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence.

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2018	December 31, 2017	December 31, 2016
Research and development fees owing to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	$160,811	$60,000	-
Dermaticum, a company controlled by Rolf H offmann, an officer of our company	$-	-	-
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$15,250	$15,250	$15,250
Kevin McElwee, an officer of our company	$30,671	-	-
General and administrative fees (salaries) owed to:
David Hall, a director of our company	$47,000	$101,000	$146,000
Lee Buckler, a director and officer of our company	$131,332	$12,310	$26,354
Peter Jensen, a former director of our company	$13,500	$13,500	$13,500
Peter Lewis, a director of our company	$37,250	$26,500	$16,500
Geoff MacKay, a director of our company	$34,387	$23,637	$13,637
John Challis, a former director of our company	$5,000	$26,500	$16,500
Hugh Rogers, a former director of our company	$53,550	$31,000	-
Tom Kordyback, a former CFO of our Company	$18,000	-	-
Larissa Huang, a director of our company	$3,250	-	-
Peter Lowry, a director of our company	$173,250
Andrew Schutte, a director of our company	$3,250	-	-
Total	$726,501	$309,697	$247,741

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

We incurred the following transactions with companies that are controlled by directors and/or officers of our company. The transactions were measured at the amount established and agreed to by the parties.

	December 31, 2018	December 31, 2017	December 31, 2016
Research and development and general and administration fees paid to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	$100,000	$180,000	-
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$25,000	-	-
Hugh Rogers, a director of our company	$27,000	$33,000	-
Peter Lowry, a director of our company	$220,000
Total	$372,000	$213,000	$Nil

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, our chief executive officer and our chief financial officer. For details regarding the compensation, please see Item 6.B.

	December 31, 2018	December 31, 2017	December 31, 2016
General and administrative – salaries	$380,435	$240,000	$285,000
Directors’ fees	$54,750	$55,000	$55,000
Stock-based compensation	$293,367	$115,800	$826,307
Total	$728,552	$410,800	$1,166,307

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

The audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 can be found under “Item 17 Financial Statements”.

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

B. Significant Changes

There were no significant changes in our financial affairs since December 31, 2018.

ITEM 9 The Offer and Listing

A. Offer and Listing Details

Price History

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board or the OTCQB, as applicable, currently under the symbol “REPCF”. Since January 13, 2014, our common shares have been trading on the TSX Venture Exchange, under the symbol “RP”. Since September 2012, our common shares have been trading on the Berlin Stock Exchange under the symbol P6P2 and code number A2APX7. On August 10, 2016, we effected a ten (10) for one (1) reverse split.

The trading price and volume of our company’s common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. Because our common shares are only sporadically traded on the OTCQB and the TSX Venture Exchange, shareholders may find it difficult to liquidate their common shares, or purchase new common shares, at certain times.

All of our common shares are issued in registered form. The transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.661.0271; Facsimile: 604.661.9549) .

B. Plan of Distribution

Not applicable.

C. Markets

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board or the OTCQB, as applicable, under the symbol “REPCF”; since January 13, 2014 on the TSX Venture Exchange; and, since September 2012, on the Berlin Stock Exchange under the symbol P6P2 and code number A2APX7. Our common shares are not currently listed for trading on any other market or quotation system. On January 10, 2014, we delisted from the Canadian Securities Exchange (formerly the CNSX).

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2018 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2018 due to the following material weaknesses: (i) a lack of written policies and procedures for accounting, financial reporting and corporate governance; and (ii) inadequate review of accounting entries and accounting positions; and (iii) inadequate segregation of incompatible duties.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2018. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2019 assessment of the effectiveness of our internal control over financial reporting.

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

C. Changes in Internal Controls Over Financial Reporting

There were no significant changes in internal controls over financial reporting during the year ended December 31, 2018 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. However, the CFO, Tom Kordyback has resigned from his role effective October 17, 2018 and a Simon Ma, the previous Director of Finance, was then promoted to the role of CFO with no backfill back the role of Director of Finance. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2018, conducted by our principal executive officer and principal financial officer, we expect to make such changes in the year ended December 31, 2019.

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

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed BDO Canada LLP, Chartered Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2018. The aggregate fees billed by BDO Canada LLP for audit services rendered for the audit of our annual financial statements and interim reviews of our quarterly financial statements for the fiscal years ended December 31, 2018 and December 31, 2017 were $82,750 and $93,000, respectively.

Audit Related Fees

For the fiscal year ended December 31, 2018, and 2017, the aggregate fees billed for audit related services by BDO Canada LLP were $nil and $14,171, respectively.

Tax Fees

For the fiscal years ended December 31, 2018 and 2017, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP were $nil and $6,543, respectively.

All Other Fees

For the fiscal years ended December 31, 2018 and 2017, the aggregate fees billed by BDO Canada LLP for other non-audit professional services, other than those services listed above, were $nil and $nil, respectively.

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

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2018, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

ITEM 16F Change in Registrant’s Certifying Accountant

None.

ITEM 16G. Corporate Governance

Not applicable.

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 17 Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements as at December 31, 2018 and 2017:

Independent Auditor’s Report of BDO Canada LLP, dated April 30 2019;

Consolidated Statement of Financial Position as at December 31, 2018 and 2017;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018, 2017 and 2016;

Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2018, 2017 and 2016;

Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and

Notes to the Consolidated Financial Statements.

 REPLICEL LIFE SCIENCES INC.

INDEPENDENT AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017 and 2016

(Stated in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 vancouver@bdo.ca www.bdo.ca Canada	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2

Report of Independent Registered Public Accounting Firm

To the shareholders of RepliCel Life Sciences Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc. and subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, the consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2018, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2(a) to the statements, the Group has incurred a loss of $2.8 million during the year ended December 31, 2018. As stated in Note 2(a), these events or conditions, along with other matters as set forth in Note 2(a), indicate that a material uncertainty exists that may cast substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standard of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimated made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO CANADA LLP
Chartered Professional Accountants

We have served as the Group’s auditor since 2006.

Vancouver, British Columbia
April 30, 2019

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
(Stated in Canadian Dollars)

		December 31,	December 31,
As at	Notes	2018	2017
Assets

Current assets
Cash and cash equivalents		$2,418,521	$497,093
Sales taxes recoverable		49,504	48,542
Prepaid expenses and deposits		510,741	289,226
Contract asset	8	25,261	-
		3,004,027	834,861
Non-current assets
Contract Asset	8	215,237	-
Equipment	7	8,167	11,165

Total assets		$3,227,431	$846,026

Liabilities

Current liabilities
Accounts payable and accrued liabilities	10, 12	$1,277,642	$1,166,023
Contract liability	8	252,609	-
		1,530,251	1,166,023

Non-current liabilities

Contract liability	8	2,152,363	-

Total liabilities		3,682,614	1,166,023

Shareholders’ (deficiency) equity
Common shares	9	28,745,992	26,182,073
Contributed surplus	9	4,357,922	4,287,947
Accumulated deficit		(33,559,097)	(30,790,017)
Total shareholders’ (deficiency) equity		(455,183)	(319,997)

Total liabilities and shareholders’ (deficiency) equity		$3,227,431	$846,026

Events after the reporting date	17
Commitments and Contingencies	13
Continuance of Operations	2 (a)

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Lee Buckler”
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Comprehensive Loss
(Stated in Canadian Dollars)

	December 31,	December 31,	December 31,
For the year ended	2018	2017	2016

	$	$	$
Revenue
Licensing fees (Note 8)	121,114	-	-

Expenses
Research and development (Note 9)	709,260	2,541,722	1,115,063
General and administrative (Note 6, 7 and 9)	2,151,154	3,450,193	3,172,565

Loss before other items	(2,739,300)	(5,991,915)	(4,287,628)
Other items:
Foreign exchange (loss) gain	(29,817)	(29,190)	16,334
Interest income	37	6,775	-

Net and comprehensive loss	$(2,769,080)	$(6,014,330)	$(4,271,294)

Basic and diluted loss per share	$(0.12)	$(0.32)	$(0.54)

Weighted average shares outstanding	22,661,001	18,680,021	7,952,312

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Cash Flows
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

	December 31,	December 31,	December 31,
	2018	2017	2016

Operating activities

Net loss	$(2,769,080)	$(6,014,330)	$(4,271,294)
Add items not involving cash:
Amortization of contract asset	12,111	-	-
Depreciation	2,998	4,155	5,780
Stock-based compensation	326,367	115,800	826,307

Changes in non-cash working capital balances:
Sales taxes recoverable	(962)	17,518	(40,244)
Prepaid expenses and deposits	(221,515)	(53,171)	(42,842)
Contract asset (Note 8)	(252,609)	-	-
Accounts payable and accrued liabilities	111,619	544,286	(21,893)
Contract liability (Note 8)	2,404,972	-	-
Net cash used in operating activities	(386,099)	(5,385,742)	(3,544,186)

Investing activities

Redemption (purchase) of guaranteed investment certificate	-	1,450,000	(1,450,000)
Net cash provided by (used for) investing activities	-	1,450,000	(1,450,000)

Financing activities

Gross proceeds on issuance of common shares (Note 8 & 9)	2,563,919	4,320,497	4,848,524
Proceeds on issuance of shares on exercise of warrants	-	371,551	244,997
Finder’s fee (Note 8)	(256,392)	(319,965)	(214,374)
Net cash provided by financing activities	2,307,527	4,372,083	4,879,147

Increase (decrease) in cash and cash equivalents during the year	1,921,428	436,341	(115,039)

Cash and cash equivalents, beginning of the year	497,093	60,752	175,791

Cash and cash equivalents, end of the year	$2,418,521	$497,093	$60,752

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity (Deficiency)
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

	Common		Contributed	Accumulated
	Stock
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2018	21,442,629	$26,182,073	$4,287,947	$(30,790,017)	$(319,997)

Net loss for the year	-	-	-	(2,769,080)	(2,769,080)

Common shares issued – Note 9 (b) i	5,357,900	2,563,919	-	-	2,563,919

Share issuance costs – Note 9 (b) i			(256,392)	-	(256,392)

Stock-based compensation – Note 9 (e)	-	-	326,367	-	326,367

Balance, December 31, 2018	26,800,529	$28,745,992	$4,357,922	$(33,559,097)	$(455,183)

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity (Deficiency)
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2017	15,657,530	$21,910,238	$4,071,899	($24,775,687)	$1,206,450
Shares issued upon exercise of warrants for cash at $0.85 – Note 9 (g)	437,118	371,551	-	-	371,551
Share issued – Note 9 (b) i	5,347,981	4,320,497	-	-	4,320,497
Finders fees – Note 9 (b) i	-	(420,213)	100,248	-	(319,965)
Stock-based compensation – Note 9 (e)	-	-	115,800	-	115,800
Net loss for the year	-	-	-	(6,014,330)	(6,014,330)
Balance, December 31, 2017	21,442,629	$26,182,073	$4,287,947	($30,790,017)	($319,997)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2016	6,348,038	$16,498,743	$3,403,869	($20,504,393)	($601,781)
Shares released from escrow– Note 6	(60,000)	341,000	(341,000)	-	-
Shares issued upon exercise of warrants for cash at $2.20	111,362	244,997	-	-	244,997
Shares issued – Note 9 (b)	326,763	584,525	-	-	584,525
Stock-based compensation – Note 9 (e)	-	-	826,307	-	826,307
Shares issued – Note 9 (b)	8,199,999	4,263,999	-	-	4,263,999
Finders fees – Note 9 (b)	-	(390,857)	176,483	-	(214,374)
Shares issued as finder fees – Note 9 (b)	12,000	(6,240)	6,240	-	-
Shares issued for debt settlement – Note 9 (b)	719,368	374,071	-	-	374,071
Net loss for the year	-	-	-	(4,271,294)	(4,271,294)
Balance, December 31, 2016	15,657,530	$21,910,238	$4,071,899	($24,775,687)	$1,206,450

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
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

The address of the Company’s corporate office and principal place of business is Suite 900 – 570 Granville Street, Vancouver, BC, V6C 3P1.

2.	Basis of Presentation

These consolidated financial statements for the year-ended December 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

The consolidated financial statements were authorized for issue by the Board of Directors on April 30, 2019.

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

a)      Continuance of Operations

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2018, the Company is in the research stage, has accumulated losses of $33,559,097 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $2,769,080 during the year ended December 31, 2018. The Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company’s ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
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

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

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

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 9(d).

Revenue Recognition

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the goods and services transferred to the customer. For collaborative arrangements that fall within the scope of IFRS 15, the Company applies the revenue recognition model to part or all of the arrangement, when deemed appropriate. At contract inception, the Company assesses the goods or services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Significant judgement is involved in determining whether the transaction price allocated to the license fee should be recognized over the collaboration period or at the inception of the contract and the time period over which revenue is to be recognized.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

3.	Critical Accounting Estimates and Judgements - continued

Revenue Recognition - continued

To determine the price of Licensing and Collaboration Agreement (See Note 8 – Licensing and Collaboration Agreement – YOFOTO (China) Health Industry Co. Ltd.), the Company has to make a judgement and estimates in assessing the value assigned to the put options and of the warrants as attached to the placement (see Note 8 and 9 (b)i).

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

	b)	Guaranteed investment certificates

Cash deposits with original maturities greater than three months, and are not redeemable before maturity, are recorded in guaranteed investment certificates.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

	e)	Revenue

IFRS 15 Revenue with customers replaces IAS 18 Revenue and IAS 11 Construction contracts, and contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgemental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018.

IFRS 15 applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. In accordance with IFRS 15, the Company recognizes revenue when the Company’s customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expect to receives in exchange for those goods or services.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the goods and services transferred to the customer. At contract inception, the Company assesses the goods or services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. For collaborative arrangements that fall within the scope of IFRS 15, the Company applies the revenue recognition model to part or all of the arrangement, when deemed appropriate.

In 2018, the Company entered into a license and collaboration agreement that falls within the scope of IFRS 15. Promised deliverables within this agreement may include grants of licenses, or options to obtain licenses, to our intellectual property, and participation on joint research and/or development committees. The terms of these agreements typically include one or more of the following types of payments to the Company:

Licenses of intellectual property including platform technology access: If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are not distinct from other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the related revenue recognition accordingly.

Milestone payments: At the inception of each arrangement that includes research, development or regulatory milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

	e)	Revenue - continued

development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license, collaboration and other revenues and earnings in the period of adjustment. The process of successfully achieving the criteria for the milestone payments is highly uncertain. Consequently, there is a significant risk that the Company may not earn all of the milestone payments from each of its strategic partners.

Research and development milestones in the Company’s collaboration agreements may include some, but not necessarily all, of the following types of events:

•	initiation of Phase 2 clinical trials; and

•	achievement of certain other technical, scientific or development criteria.

Regulatory milestone payments may include the following types of events:

•	filing of regulatory applications for marketing approval in the Licensed Territories; and

•	marketing approval in major markets in the Licensed Territories.

Royalties and commercial milestones: For arrangements that include sales-based royalties, including commercial milestone payments based on pre-specified level of sales, the Company recognizes revenue at the later of: i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). Achievement of these royalties and commercial milestones may solely depend upon performance of the licensee. Since inception to date, the Company has not recognized any royalty revenue or commercial milestone from any of its out- licensing arrangements.

If the expectation at contract inception is such that the period between payment by the licensee and the completion of related performance obligations will be one year or less, the Company assumes that the contract does not have a significant financing component.

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

The number of shares potentially issuable at December 31, 2018 that were not included in the computation of loss per share totaled 5,873,183 (2017: 14,148,898 ; 2016: 12,310,910 ) consisting of 2,080,000 (2017: 1,400,000 ; 2016: 1,417,000) outstanding stock options; 3,793,183 (2017: 12,748,898 ; 2016: 10,848,439) warrants; and nil (2017: nil ; 2016: 45,471) agents’ options (Note 9(i)).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies - continued

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

The Company has adopted a stock option plan as described in (Note 9(c)). In addition, certain of the Company’s founders have entered into option agreements with consultants and employees of the Company.

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity- settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in contributed surplus in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized as stock based compensation expense (Note 9(e)).

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
For the year-ended December 31, 2018
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

On January 1, 2018, the Company, adopted on a modified retrospective basis, for the first time, IFRS 9 - Financial Instruments. The nature and effect of these changes are disclosed below.

IFRS 9 - Financial Instruments replaces IAS 39 - Financial Instruments Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets and liabilities.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

4.	Summary of Significant Accounting Policies – continued

	l)	Financial Instruments – continued

[i] Financial Assets

IFRS 9 includes a revised model for classifying financial assets, which results in classification according to a financial instrument’s contractual cash flow characteristics and the business models under which they are held. At initial recognition, financial assets are measured at fair value. Under the IFRS 9 model for classification of financial assets the Company has classified and measured its financial assets as described below:

• Cash and cash equivalents are classified as financial assets measured at amortized cost. Previously under IAS 39 these amounts were classified as Loans and Receivables.

• Short-term investments are classified as financial assets measured at amortized cost. Previously under IAS 39 these amounts were classified as Loans and Receivables.

• Trade and other receivables are classified as financial assets at amortized cost. Previously under IAS 39, Trade and other receivables were classified as Loans and Receivables measured at amortized cost.

The adoption of IFRS 9 did not result in a material change in the carrying values of any of the Company’s financial assets on the transition date.

[ii] Financial Liabilities

Financial liabilities are recognized initially at fair value and in the case of financial liabilities not subsequently measured at fair value, net of directly attributable transaction costs. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled, or expired. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. Therefore, the adoption of IFRS 9 did not impact the Company’s accounting policies for financial liabilities. Trade and other payables are classified as financial liabilities to be subsequently measured at amortized cost. Put options (see Note 8) are classified as financial liabilities that are measured at their fair value through profit or loss.

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

The Company’s common shares are classified as equity instruments.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

5.	Accounting Standards, Amendments and Interpretations

New Standards, Amendments and Interpretations Effective for the first time

IFRS 9 – Financial Instruments

IFRS 9 reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous version of IFRS 9. IFRS is effective for annual periods beginning on or after January 1, 2018. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. This standard simplifies the current measurement model for financial instruments under IFRS and establishes two measurement categories for financial assets: amortized cost and fair value.

The adoption of IFRS 9 has not had an effect on the Company’s accounting policies related to financial liabilities on the transition date. In accordance with IFRS 9, all financial liabilities are categorized as amortized cost and all financial liabilities of the Company were previously recorded at amortized cost under IAS 39. Put options (see Note 8) are classified as financial liabilities that are measured at their fair value through profit or loss.

IFRS 15 – Revenue from Contractors with Customers

This standard replaces IAS 18 Revenue and IAS 11 Construction contracts, and contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgemental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018.

The adoption of IFRS 15 has not had an effect on the Company’s accounting policies related to revenue recognition on the transition date since the Company has not previously earned revenue from customers.

Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory until accounting periods beginning on or after January 1, 2019. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application. The Company intends to apply these standards from application date as indicated below:

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

5.	Accounting Standards, Amendments and Interpretations – continued

Standards, Amendments and Interpretations Not Yet Effective – continued

IFRIC 23 Uncertainly Over Income Tax Treatments

The new standard, to be effective for annual report periods beginning on or after January 1, 2019, clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments, addressing four specific issues:

•	Whether an entity considers uncertain tax treatments separately;
•	The assumptions an entity should make about the examination of tax treatments by taxation authorities;
•	How an entity determines taxable profit or loss, taxes bases, unused tax losses, unused tax credits and tax rates; and
•	How an entity considers changes in facts and circumstances.

The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

6.	Reverse Takeover Transaction and 583885 B.C. Ltd.

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

During the year ended December 31, 2018, nil (2017 – nil; 2016 – 170,000) common shares held in escrow were released and nil (2017 – nil; 2016 - 60,000) common shares were cancelled and returned to the Company in connection with the resignation of the Company’s previous CEO. Stock based compensation of $nil (representing the fair value of the shares that were released when the escrow agreement was modified) was recognized for these shares during the year-ended December 31, 2018 (year-ended December 31, 2017: $nil; year-ended December 31, 2016: $341,000). The fair value of the shares on modification was $3.10. The other 100,000 common shares issued were not subject to escrow provisions and thus were fully vested, non- forfeitable at the date of issuance.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

7.	Equipment

	Furniture
	and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2017	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2018	14,249	41,751	56,000

Depreciation:
At December 31, 2017	10,729	34,106	44,835
Depreciation	704	2,294	2,998
At December 31, 2018	11,433	36,400	47,833
Net book value at December 31, 2018	$2,816	$5,351	$8,167

	Furniture
	and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2016	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2017	14,249	41,751	56,000

Depreciation:
At December 31, 2016	9,849	30,831	40,680
Depreciation	880	3,275	4,155
At December 31, 2017	10,729	34,106	44,835
Net book value at December 31, 2017	$3,520	$7,645	$11,165

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

8.	Licensing and Collaboration Agreement – YOFOTO (China) Health Industry Co. Ltd.

On July 10, 2018, the Company signed the definitive Licensing and Collaborative Agreement with YOFOTO (China) Health Industry Co. Ltd. (“YOFOTO”) to commercialize three of RepliCel's programs in Greater China subject to the certain Canadian and Chinese approvals of the transaction (the “Transaction”).

The Transaction represents an investment in RepliCel by YOFOTO with milestone payments, minimum program funding commitments, and sales royalties in exchange for an exclusive 15-year license to three of RepliCel products for Greater China (Mainland China, Hong Kong, Macau and Taiwan) (the “Territory”).

As part of the deal, YOFOTO agreed to invest CDN $5,090,005 in a private placement of RepliCel common shares at CDN $0.95 per share to include 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years. The warrants are restricted from being exercised without shareholder approval if the exercise of the warrants would increase YOFOTO's ownership of RepliCel's issued and outstanding shares over 19.9%.

The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next five years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 1/3 of the shares issued in YOFOTO’s initial investment back to the Company under certain conditions for a period of 8.5 years from July 10, 2018.

As part of the Transaction, the Company agreed to grant YOFOTO certain financing participation rights along with a board seat nomination. Upon YOFOTO meeting certain defined conditions, relevant Chinese patents, once issued in China, will be assigned to a YOFOTO-owned Canadian subsidiary, with detailed assignment reversion rights upon failure to meet defined targets.

On October 9, 2018, the Transaction was approved by the TSX Venture Exchange and applicable regulatory authorities including but not limited to the reviews and approvals by the State Administration of Foreign Exchange of China and other Chinese foreign investment regulatory authorities. On October 9, 2018, the private placement in the sum of $5,090,005 was closed completing the Transaction with YOFOTO's purchase of 5,357,900 RepliCel common shares which represents 19.9% of RepliCel's issued shares. In association with the YOFOTO deal, the Company has paid a success fee of ten percent (10%) of any upfront fees received by the Company. A fee of $509,001 has been paid in this respect. In addition, the Company will be paying a success fee of five percent (5%) of any milestone fees and royalty fees received by the Company as a result of this License Agreement.

The proceeds of $5,090,005 from the placement was allocated to common shares and warrants issued based on their fair value at the date of issuance which is at $2,563,919. The remaining $2,526,086 was will be allocated License Fees revenue to be recognized over a period of 10 years from the commencement date of the Agreement. No value was allocated to the put option.

Contract Liability

The Company amortizes and recognizes the revenue earned under the Agreement over a period of 10 years which according to the Agreement represents the time the License will have to complete the technology transfer and to obtain regulatory approval from local authorities.

Contract Asset

The finders/success fees paid in connection with the YOFOTO Licensing and Collaboration Agreement of $509,001 was incurred to secure the YOFOTO License and Collaboration Agreement as well as to close the related private placement. Consequently, the $509,001 finders/success fee has been accounted for as a contract asset and as a share issuance cost.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

8.	Licensing and Collaboration Agreement – YOFOTO (China) Health Industry Co. Ltd. – continued

Contract Asset - continued

The $509,001 fee has been allocated between contract costs, share issuance costs and as an offset to the fair value of the related warrants. The finders/success fee was allocated based on the relative fair values of these three items. The contract asset will be amortized over the same period of time that the Company recognizes the upfront license revenue.

9.	Share Capital

	a)	Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

	b)	Issued and Outstanding:

During the year-ended December 31, 2018:

i)

On July 10, 2018, the Company signed the definitive agreement with YOFOTO to commercialize three of RepliCel's programs in Greater China subject to the certain Canadian and Chinese approvals of the transaction (the “Transaction”).

The transaction between these parties represents an investment in RepliCel by YOFOTO along with milestone payments, minimum program funding commitments, and sales royalties in exchange for an exclusive 15-year post-commercialization license to three of RepliCel products for Greater China (Mainland China, Hong Kong, Macau and Taiwan) (the “Territory”). As per Agreement, YOFOTO has up to 10 years to advance to pre-commercialization for 2 of the 3 products and for the third one, within 12 months of regulatory and commercial approvals.

As part of the deal, YOFOTO agreed to invest CDN $5,090,005 (see note 8 – allocation of investment) in a private placement of RepliCel common shares at CDN $0.95 per share to include 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years. The warrants are restricted from being exercised without shareholder approval if the exercise of the warrants would increase YOFOTO's ownership of RepliCel's issued and outstanding shares over 19.9%. In association with the private placement, the Company has paid a finder’s fees of $252,392.

The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next five years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 1/3 of the shares issued in YOFOTO’s initial investment back to the Company under certain conditions for a period of 8.5 years from July 10, 2018.

As part of the Transaction, the Company agreed to grant YOFOTO certain financing participation rights along with a board seat nomination. Upon YOFOTO meeting certain defined conditions, relevant Chinese patents, once issued in China, will be assigned to a YOFOTO-owned Canadian subsidiary, with detailed assignment reversion rights upon failure to meet defined targets.

See Note 8 for the details of the Licensing and Collaboration Agreement between RepliCel and YOFOTO.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

9.	Share Capital - continued

b)	Issued and Outstanding:

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

The fair value of the agent’s warrants was $100,248. The fair value of the agent’s warrants has been estimated using the Black Scholes option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0% (2) expected volatility – 96.81% (3) risk free rate – 1.11% (4) expected life – 36 months. The agents were paid a finders fees in the sum of $28,669.

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

9.	Share Capital - continued

	b)	Issued and Outstanding: - continued

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

iii)

On July 22, 2016, the Company’s board of directors authorized a plan to proceed with a consolidation of its outstanding common shares on the basis of ten (10) pre-consolidation Shares for one (1) post- consolidation Share. This plan was approved on August 10, 2016. The financial statements have been adjusted retrospectively to reflect this share consolidation.

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

9.	Share Capital - continued

	d)	Fair value of Company Options Issued from January 1, 2015 to December 31, 2018

On July 31 and August 1, 2018, the Company granted 1,060,000 and 50,000 stock options to certain directors, officers, consultants and employees of the Company respectively for the purchase of up to an aggregate of 1,110,000 common shares of the Company pursuant to the Company’s Stock Option Plan. Each option granted to the Optionees is exercisable for a period of 5 years at an exercisable price of $0.43 per Share. 910,000 shall vest immediately and 200,000 options shall vest in equal amounts each calendar quarter over the next 24 months.

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

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	2018	2017	2016
Risk fee rate	2.19%	1.11%	0.99%
Expected life (years)	5	5	5
Volatility	104%	154%	68%
Expected Dividend	$-	$-	$-
Expected forfeiture rate	0%	0%	0%
Exercise price	$0.43	$1.64	$0.60
Grant date fair value	$0.33	$1.54	$0.70

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

9.	Share Capital - continued

	e)	Stock-based Compensation

The Company recognized a fair value of $326,367 (2017: $115,800; 2016: $826,307), as stock based compensation expense for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements for the year ended December 31, 2018 and 2017.

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the years ended December 31, 2018, 2017 and 2016 are as follows:

		Weighted
		Average
		Exercise
	Number of Options	Price
Outstanding, January 1, 2018	1,400,000	$2.04
Granted	1,110,000	0.43
Cancelled	(430,000)	0.69
Outstanding, December 31, 2018	2,080,000	$0.79
Exercisable, December 31, 2018	1,905,000	$0.82

Outstanding, January 1, 2017	1,417,000	$2.89
Granted	75,000	1.64
Expired	(77,000)	0.65
Cancelled	(15,000)	0.99
Outstanding, December 31 2017	1,400,000	$2.04
Exercisable, December 31, 2017	1,400,000	$2.04

Outstanding, January 1, 2016	484,000	$7.10
Granted	1,025,000	0.60
Cancelled	(92,000)	5.51
Outstanding, December 31, 2016	1,417,000	$2.89
Exercisable, December 31, 2016	1,412,000	$1.43

As at December 31, 2018, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.36 - $1.64 (2017 $0.36 – $1.64; and 2016: $0.60 - $1.35) and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 4.56 years (2017: 3.48 years; 2016: 3.14 years).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

9.	Share Capital - continued

	f)	Escrow Shares

Pursuant to the acquisition described in Note 6.

i)

Nil (December 31, 2017: Nil; December 31, 2016: Nil) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. During the year-ended December 31, 2018, Nil shares were released from escrow (year ended December 31, 2017: Nil; year ended December 31, 2016: Nil) and nil shares were cancelled during the years ended December 31, 2018, 2017 and 2016. The Company recognized a fair value of $nil, (December 31, 2017: $ nil; December 31, 2016: $341,000) as stock based compensation expense in the statement of operations for the period.

g)	Warrants

The number of warrants outstanding at December 31, 2018, each exercisable into one common share, is as follows:

		Weighted
		Average
	Warrants	Exercise
	Outstanding	Price	Expiry
February 24, 2017	2,721,604	$ 2.00	February 24, 2020
October 9, 2020	1,071,580	$0.95	October 9, 2020
Outstanding, December 31, 2018	3,793,184	$ 1.70

		Weighted
	Warrants	Average
	Outstanding	Exercise Price
Outstanding, December 31, 2016	10,848,439	$1.65
Issued	2,721,604	2.00
Exercised	(437,118)	0.85
Expired	(384,027)	0.45
Outstanding, December 31, 2017	12,748,898	$1.50
Issued	1,071,580	0.95
Expired	(10,027,294)	0.83
Outstanding, December 31, 2018	3,793,184	$1.70

The weighted-average grant date fair value of warrants issued was estimated using the following weighted average assumptions:

	2018	2017

Risk fee rate	2.31%	1.11%
Expected life (years)	2	3
Volatility	104%	97%
Expected Dividend	$-	$-
Expected forfeiture rate	0%	0%
Exercise price	$0.95	$2.00
Grant date fair value	$0.45	$1.10

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

10.	Related Party Transactions

Related party balances

The following amounts due to related parties are included in accounts payable and accrued liabilities:

	December 31, 2018	December 31, 201
Companies controlled by directors of the Company	$214,361	$15,250
Directors or officers of the Company	512,140	294,447
	$726,501	$309,697

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the amount agreed to by the parties.

	December 31,	December 31,	December 31,
	2018	2017	2016
Research and development	$125,000	$180,000	$1,535
General and administration	247,000	33,000	-
	$372,000	$213,000	$1,535

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2018	December 31, 2017	December 31, 2016
General and administrative – salaries and
contracts	$380,435	$240,000	$285,000
Directors’ fees	54,750	55,000	55,000
Stock-based compensation	293,367	115,800	826,307
	$728,552	$410,800	$1,166,307

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

11.	Income Taxes

a)	Income tax recognized in profit or loss:

	2018	2017	2016

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	-	-	-
Deferred tax expense	-	-	-
Total	-	-	-

b)	Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2018	2017	2016

Net income (loss) for the year before taxes	$(2,769,080)	$(6,014,330)	$(4,271,294)
Combined federal and provincial income tax rate	27.00%	26.00%	26.00%
Expected income tax expense (recovery)	(748,000)	(1,564,000)	(1,111,000)
Increase (decrease) resulting from SR&ED credit claims	-	(3,000)	78,000
Stock-based compensation	88,000	31,000	189,000
Non-deductible (Non-Taxable) items	(26,000)	(79,000)	(55,000)
Tax adjustment from rate change and other	(32,000)	(262,000)	-
Change in unrecognized deferred tax assets	718,000	1,877,000	899,000
Income tax expense	$-	$-	$-

Effective January 1, 2018, the British Columbia tax rate increased from 11.00% to 12.00% .

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

11.	Income Taxes - continued

	c)	The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2018	2017	2016

Deferred tax assets
Non-capital losses	$7,048,000	$6,401,000	$4,703,000
Equipment and other	224,000	223,000	78,000
Temporary differences relating to intellectual property costs	-	-	136,000
Foreign tax credit	412,000	412,000	412,000
Un-deducted SR&ED expenditure pool	412,000	412,000	320,000
Investment tax credit	196,000	196,000	161,000
Share issuance costs	226,000	156,000	113,000
Unrecognized deferred tax assets	(8,518,000)	(7,800,000)	(5,923,000)
	$-	$-	$-

Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods. No deferred tax asset has been recognized as this criteria has not been met.

At December 31, 2018, the Company has Canadian non capital losses totalling approximately $26,110,000 that expire beginning in 2026:

Year of Expiry	Amount
2026	$6,000
2027	16,000
2028	533,000
2029	863,000
2031	1,664,000
2032	2,290,000
2033	39,000
2034	3,908,000
2035	4,356,000
2036	3,583,000
2037	6,062,000
2038	2,790,000
$26,110,000

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

12.	Financial Instruments and Risk Management

As at December 31, 2018, the Company’s financial instruments are comprised of cash and cash equivalent, accounts payable and accrued liabilities. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

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

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the Euros and US Dollars as certain expenditures and commitments are denominated in Euros and USD Dollars and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At December 31, 2018 the Company held US dollar cash balances of $15,101 (US$11,069) (December 31, 2017: $122,127 or US$97,225). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$151 (US$111) on the cash balance held December 31, 2018.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash And cash equivalent. The Company limits exposure to credit risk by maintaining its cash and cash equivalent with large financial institutions. The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

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

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2018:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$1,277,642	$1,277,642

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

12.	Financial Instruments and Risk Management - continued

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalent is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

The Company has no financial instruments carried at fair value subject to level 2 or 3 fair value measurements.

13.	Commitments and Contingencies

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

14.	Capital Management

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

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year-ended December 31, 2018
(Stated in Canadian Dollars)

15.	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the years ended December 31, 2018, and 2017.

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

16.	Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.

17.	Events after the Reporting Date

i) The Company announced on January 17, 2019 a debt settlement in the amount of $366,024 owed by the Company to certain creditors by the issuance of 770,577 common shares (each, a “Share”) of the Company at a price of $0.475 per Share. The Settlement Agreements were signed on November 20, 2018; however, the debt was not settled until January 15, 2019 when the transaction was approved by the TSX Venture Exchange. The securities are subject to a statutory hold period of four months and one day.

Subsequently, it has come to the Company’s attention that the dollar amount to be settled with one of the Creditors was incorrect and should have been $5,000 instead of $21,469 and the Creditor was issued 45,199 Shares instead of 10,526 Shares. The Board wishes to rectify the error by cancelling 45,199 shares and issuing 10,526 Shares in settlement of $5,000 at a deemed price of $0.475 per Reissued Share. Therefore, an amendment was filed with the Exchange for return to treasury 45,199 shares and re-issuance of 10,526 shares resulting the total adjusted debt in the amount of $349,555 to be settled by the issuance of 735,904 shares of the Company at a price of $0.475 per Share.

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

4.7*	Private Placement Agreement dated July 10, 2018 with YOFOTO (China) Health Industry Co. Ltd.
4.8*	License and Collaboration Agreement dated July 10, 2018 with YOFOTO (China) Health Industry Co. Ltd.
(8)	List of Significant Subsidiaries
8.1	TrichoScience Innovations Inc., a company incorporated under the federal laws of Canada, all of the shares of which are beneficially owned by our company.
(11)	Code of Ethics
11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).
(12)	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Lee Buckler.
12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Tom Kordyback.
(13)	906 Certification
13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Lee Buckler.
13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Tom Kordyback.

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REPLICEL LIFE SCIENCES INC.

Per:	/s/ Lee Buckler
Lee Buckler
Chief Executive Officer, President and Director

Dated:	April 30, 2019

Per:	/s/ Simon Ma
Simon Ma
Chief Financial Officer

Dated:	April 30, 2019