Form 20-F
period 2019-12-31
REPLICEL LIFE SCIENCES INC.
filed 2020-08-05
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Amendment No. ____)

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________________

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _____________________

For the transition period from _________________ to _______________________

Commission file number 000-50112

REPLICEL LIFE SCIENCES INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 900 - 570 Granville Street
Vancouver, British Columbia, Canada V6C 3P1
(Address of principal executive offices)

Lee Buckler, President & CEO
Telephone: (604) 248-8730
Suite 900 - 570 Granville Street
Vancouver, British Columbia, Canada V6C 3P1
Facsimile: (604) 248-8690
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols(s) Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 31,936,816 common shares as of July 24, 2020.

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
[X] YES [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "accelerated filer", "large accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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
[   ] YES [   ] NO

GENERAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "intend", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", or "continue", or the negative of these terms or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things, include:

• belief that chronic tendon injuries resulting from sports-related or occupational overuse is a significant unmet medical need;

• belief that RCT-01 has advantages over current treatments such as the use of non-steroidal anti- inflammatory medication or corticosteroids which are limited in efficacy;

• belief that the data from a recent phase 1/2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic achilles tendinosis in Canada are sufficient to support regulatory approvals to proceed to a phase 2 trial and the design of such a  dose-finding trial;

• belief that the data from a recent phase 1 clinical trial to test the safety and certain biological outcomes of injections of RCS-01 in patients with aging and sun-damaged skin supports regulatory approvals to proceed to a phase 2 trial and the design of such a dose-finding trial;

• research pertaining to and plan to continue to prepare for a phase 2 dose-finding trail for RCH-01 and details of such a trial;

• belief that the RCI-02 dermal injector device will have applications in certain dermatological procedures and preparation for its commercialization including building of commercial/clinical-grade prototypes, validation testing of such prototypes, filing of the regulatory submissions seeking a CE mark to market the device will lead to commercial launch, revenue generation, and commercial partners; expectations regarding regulatory clearances to conduct trials and market products;

• belief as to the potential of the Company's products;

• expectations regarding the performance of its commercial partners, YOFOTO and Shiseido;

• expectations regarding the payment of milestone payments by YOFOTO;

• expectations regarding the ability of the Company to procure new partnerships in Japan to fund clinical development/testing of RCS-01 and RCT-01 products in Japan;

• expectations regarding the performance of critical suppliers and service providers;

• forecasts of expenditures;

• expectations regarding our ability to raise capital;

• business outlook;

• plans and objectives of management for future operations; and

• anticipated financial performance.

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

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks set out in the section entitled "Risk Factors" commencing on page 8, which may cause our or our industry's actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements.

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

As used in this annual report, the terms "the Company", "we", "us", "our", and "RepliCel" mean RepliCel Life Sciences Inc., a British Columbia, Canada, corporation, and our wholly-owned subsidiary, TrichoScience Innovations Inc., as applicable. All references to common shares are to the common shares of our company, unless otherwise stated. Information on our website, www.replicel.com, is not incorporated by reference into this annual report.

APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective from January 1, 2011, we adopted International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS and all prior period amounts have been reclassified to conform with IFRS.

CURRENCY

Unless otherwise stated, "$", when used in this annual report on Form 20-F, refers to Canadian dollars and US$ refers to United States dollars.

PART 1

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS for the five fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015. The information presented below for the five year period ended December 31, 2019, 2018, 2017, 2016 and 2015 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects".

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with IFRS)

	Year ended Dec. 31, 2019 (audited)	Year ended Dec. 31, 2018 (audited)	Year ended Dec. 31, 2017 (audited)	Year ended Dec. 31, 2016 (audited)	Year ended Dec. 31, 2015 (audited)
Net sales or operating revenues	$252,609	$121,114	$-	$-	$-
Total expenses	$3,017,855	$2,860,414	$5,991,915	$4,287,628	$5,046,928
Net income (loss) before other items	$(2,953,746)	$(2,769,080)	$(6,014,330)	$(4,271,294)	$(5,044,014)
Interest income	$-	$37	$6,775	$-	$14,733
Total comprehensive loss	$(2,953,746)	$(2,769,080)	$(6,014,330)	$(4,271,294)	$(5,044,014)
Basic and diluted loss per share	$(0.11)	$(0.12)	$(0.32)	$(0.54)	$(0.09)
Total assets	$419,109	$3,227,431	$846,026	$1,828,187	$415,920
Net assets	$(2,930,124)	$(455,183)	$(319,997)	$1,206,450	$(601,781)
Share capital	28,960,095	$28,507,565	$26,182,073	$21,910,238	$16,498,743
Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	27,679,504	22,661,001	18,680,021	7,952,312	5,687,544
Long-term liabilities	1,899,754	2,152,363	-	-	-

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other "forward-looking statements". Such forward-looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements.

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

• risks and uncertainties associated with shutdowns or delays caused by the COVID-19 pandemic and other factors beyond our control.

Risks Relating to our Business

Our company currently does not generate recurring revenue from its operations, and as a result, it faces a high risk of business failure.

We have generated $4,494,123 in licensing revenues from our operations to date. This revenue was the payment of an upfront fee of $4,120,400 pursuant to a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited ("Shiseido") and $373,323 pursuant to a License and Collaboration Agreement with YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO") for certain development and commercialization rights to certain products (the "Licensed Technology") for Greater China (Hong Kong, People's Republic of China, Macau, and Taiwan) (the "Licensed Territory"). This revenue was not recurring revenue from our operations and we may not obtain similar revenue in the future.

YOFOTO - License and Collaboration Agreement

The Company is exposed to certain risks should YOFOTO not obtain local regulatory approvals and therefore be able to commercialize its licensed products.

The Agreement with YOFOTO was structured to include an upfront payment of $4,367,819 which was a combination of equity investment and upfront licensing fee (the "Upfront Payment").  It also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next five years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 1/3 of the shares issued in YOFOTO's initial investment back to the Company under certain conditions for a period of 8.5 years from July 10, 2018.

Replicel is at risk of a possibility of YOFOTO not being able to discharge its obligations in the Agreement and thereby causing Replicel not to receive its scheduled milestone payments. Should it be deemed not to be YOFOTO's fault in not meeting its milestone targets, the Company may have the risk of having YOFOTO exercising its put options and have Replicel buy back 1/3 of the shares issued in exchange for YOFOTO's Upfront Payment.

There is potentially a risk of YOFOTO not protecting Replicel's intellectual property in the Licensed Territory in the event an actual or alleged infringement, by a third party.

As of December 31, 2019, we had accumulated $36,512,843 in net losses since inception. Our business is focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

We had cash and cash equivalents in the amount of $23,929 and a working capital deficit of $1,226,345 as of December 31, 2019. The Company anticipates that it will require approximately $1,700,000 to proceed with its plan of operations focused on completing the RCI-02 device, meeting its obligations to support YOFOTO's activities in Greater China, and preparing for next-phase clinical development and commercialization in Japan over the twelve-month period ended December 31, 2020.

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

Our auditor's opinion on our December 31, 2019 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $36,512,843 for the cumulative period from September 7, 2006 (inception) to December 31, 2019.  We anticipate generating losses for at least the next 12 months.  As at December 31, 2019 we had working capital deficit of $1,226,345 (2018: working capital deficit of $1,473,776) and a deficit of $2,930,124 (2018: deficit of $455,183), and we will require additional funding to continue our research and development activities, which casts substantial doubt about our company's ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

Our business is at an early stage of development and difficulties obtaining regulatory approval, technical deficiencies and other challenges may hinder the development and marketing of our autologous cell therapies.

Our autologous cell therapy technology is at an early stage of development and we may not develop a cell replication technology that can be commercialized. We are still in the early stages of identifying and conducting research on our technology. Our technology will require significant research and development and preclinical and clinical testing prior to regulatory approval, if required, being obtained in the United States, Canada or other countries. We may not be able to obtain regulatory approvals, if required, to complete necessary clinical trials for our cell replication technology, or to commercialize it. Our technology may prove to have undesirable and unintended side effects, or other characteristics adversely affecting its safety, efficacy or cost-effectiveness could prevent or limit its use. Our technology may fail to provide its intended benefit, or achieve benefits equal to or better than our competitor's products at the time of testing or production and, if so, our business may fail.

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

The success of our company will be dependent on our ability to protect and develop our technology. We currently have registered patents for our cell replication technology in Australia, the United States, Japan and the European Union. If we are unable to protect our intellectual property, our business may be materially adversely affected. Further, we cannot be sure that our activities do not and will not infringe on the intellectual property rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property or defend ourselves from intellectual property claims made by others, we may face significant expense and liability, as well as the diversion of management's attention from our business, any of which could negatively impact our business or financial condition.

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

We currently have patent applications pending in several countries around the world. Our pending patent applications may not result in the issuance of any patents. The applications may not be sufficient to meet the statutory requirements for patentability in all cases or may be the subject of interference proceedings by patent offices. These proceedings determine the priority of inventions and, thus, the right to a patent for technology. In the past, our patent applications have experienced delays and our patent applications may be delayed in the future. If others file patent applications or obtain patents similar to those we have licensed, such patents may restrict the use of our discoveries. We cannot predict the ultimate scope and validity of existing patents and patents that may be granted to third parties, nor can we predict the extent to which we may wish or be required to obtain licenses to use such patents, or the availability and cost of acquiring such licenses. To the extent that licenses are required, the owners of the patents could bring legal actions against us to claim damages or to stop our manufacturing and marketing of the affected technology. If we become involved in patent litigation, it could consume a substantial portion of our resources.

Our company may be subject to changes and uncertainties in laws and government regulations.

Our company is subject to regulation by domestic and foreign governmental agencies with respect to many aspects of developing autologous cell replication technology. In addition, relevant new legislation or regulation could occur. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our company's business, or the application of existing laws and regulations to cell replication technology, could have a material adverse effect on our company's business, prospects, financial condition and results of operations.

Our company may be impacted by the COVID-19 Coronavirus Outbreak

On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus, COVID-19 ("COVID-19"), which has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. governments regarding travel, business operations and isolation/quarantine orders. At this time, the extent of the impact that the COVID-19 outbreak may have on the Company is unknown as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the virus, and the duration of the outbreak, including the duration of travel restrictions, business closures, and quarantine/isolation measures that are currently, or may be put, in place by Canada, U.S. and other countries to fight the virus. The Company continues to monitor its impact of its operations and financing activities and assess the impact COVID-19 will have on its business activities. The extent of the effect of COVID-19 pandemic on the Company is uncertain and management does not expect the effect to be significant.

Risks Relating to our Management

We are dependent on the services of certain key consultants and the loss of any of these key consultants may have a materially adverse effect on our company.

While engaged in the business of developing a new cell replication technology, our company's ability to continue to develop a competitive edge in the marketplace will depend, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel. Our company's growth has depended, and in the future will continue to depend, on the efforts of our key management consultants. Loss of any of these people would have a material adverse effect on our company. Currently, our company does not have key-man life insurance.

Conflicts of interest may arise as a result of our company's directors and officers being directors or officers of other life sciences companies.

Certain of our company's directors and officers are, or may become, directors or officers of other life sciences companies. While we are engaged in the business of developing a new autologous cell replication technology, such associations may give rise to conflicts of interest from time to time. Our company's directors are required by law to act honestly and in good faith with a view to our company's best interests and to disclose any interest that they may have in any project or opportunity. If a conflict of interest arises at a meeting of our company's board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not our company will participate in any project or opportunity, our company's directors will primarily consider the degree of risk to which our company may be exposed and our financial position at the time.

Our articles contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our articles contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any loss, damage or expense incurred by our company which may happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our company's officers and directors and may discourage or deter our shareholders from suing our company's officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

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

Trading of our company's common shares on the OTCQB (operated by the OTC Markets Group) and the TSX Venture Exchange is limited and sporadic, making it difficult for our company's shareholders to sell their common shares or liquidate their investments.

The trading price and volume of our company's common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. There can be no assurance that trading prices previously experienced by our company's common shares will be matched or maintained. Trading in our common shares has been limited and sporadic and accordingly there is no guarantee that an investor will be able to liquidate any or all of its investment.  These broad market and industry factors may adversely affect the market price of the common shares, regardless of our company's operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for our company and a diversion of management's attention and resources.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional options to any of our officers, directors, employees or consultants.

Because our company's success is highly dependent upon our directors, officers and consultants, we have granted, and may again in the future grant, options to some or all of our key officers, directors, employees and consultants to purchase our common shares as non-cash incentives. Options may be granted at exercise prices below that of our common shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of our company's other shareholders may be diluted.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if our company issues additional common shares or raises funds through the sale of equity securities.

In the event that our company is required to issue additional common shares in order to raise financing, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. The dilution may result in a decline in the market price of our common shares.

Penny stock rules limit the ability of our shareholders to sell their stock.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our common shares.

We do not intend to pay dividends on any investment in the shares of stock of our company.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the stock's price. This may never happen and investors may lose all of their investment in our company.

ITEM 4 Information on RepliCel Life Sciences Inc.

A. History and Development of our Company.

Name

Our legal name is "RepliCel Life Sciences Inc.". We changed our name from "Newcastle Resources Ltd." on June 22, 2011.

Principal Office

Our principal office is located at Suite 900 - 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1. Our telephone number is (604) 248-8730 and our facsimile number is (604) 248-8690.

Corporate Information and Important Events

Our company was incorporated under the laws of the Province of Ontario (specifically under the Business Corporations Act (Ontario)) on April 24, 1967 under the name "Jolly Jumper Products of America Limited". On September 25, 1987, our name was changed to "Sun Valley Hot Springs Ranch Inc.". We changed our name to "Tri-Valley Free Trade Inc." on March 26, 1991 and to "Tri-Valley Investments Corporation" on June 19, 1995. On October 2, 1998, we changed our name to "TriLateral Venture Corporation". On May 6, 2004, we changed our name to "Pan American Gold Corporation" and on November 10, 2008, we changed our name to "Newcastle Resources Ltd.". On June 22, 2011, we continued our company from Ontario into British Columbia and changed our name to "RepliCel Life Sciences Inc.". We are a reporting issuer under the securities laws of the Provinces of British Columbia, Alberta and Ontario. Under the Business Corporations Act (British Columbia), our company has an indefinite life span.

On November 10, 2008, our issued and outstanding common shares were consolidated on the basis of one (1) common share for every (30) common shares held and our name was changed to Newcastle Resources Ltd. The reverse split and name change were effected with the OTC Bulletin Board on November 28, 2008, at which time our trading symbol was changed to "NCSLF".

On December 22, 2010, we closed a Share Exchange Agreement with TrichoScience Innovations Inc. ("TrichoScience") whereby we acquired all of the issued and outstanding shares of TrichoScience. During the year ended December 31, 2011, 100% of the former TrichoScience shareholders tendered their shares in exchange for our common shares and TrichoScience became a 100% owned subsidiary of our company. The TrichoScience shareholders who received our common shares in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between us and the trustee. The common shares were subject to a timed release schedule under which 15% of the common shares were released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

Concurrent with the acquisition, we also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. ("583885") in exchange for 440,000 of our common shares. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by David Hall, our former Chief Executive Officer ("CEO"). 340,000 of our common shares controlled by David Hall were deposited with an escrow agent pursuant to the terms of an escrow agreement between us and the escrow agent. These common shares were to be released upon satisfaction of certain performance conditions as set out in the escrow agreement. The other 100,000 common shares issued were not subject to escrow provisions.  Mr. Hall resigned from the CEO position effective January 1, 2016 and in connection therewith, Mr. Hall returned 60,000 common shares held in escrow and the balance of the shares were released to Mr. Hall.

On June 22, 2011, we filed a continuance application with the corporate registrar of the Province of British Columbia and pursuant to which we continued our jurisdiction of incorporation from the Province of Ontario to the Province of British Columbia. In connection with the continuance, we adopted new articles and changed our name to "RepliCel Life Sciences Inc.". We continued to the Province of British Columbia with our authorized capital consisting of an unlimited number of common shares without par value, an unlimited number of Preferred Shares without par value and an unlimited number of Class C preference shares without par value.

On November 29, 2011, 1,300,000 of the Class C preference shares, being all the issued and outstanding Class C Preference shares, were converted on a 5:1 ratio, into 260,000 common shares by the holders thereof. All of the common shares issued on conversion of the Class C Preference shares were deposited with a trustee pursuant to the terms of pooling agreements. The common shares were subject to a timed release schedule under which 15% of the common shares were released on the first day of each of the fiscal quarters beginning January 1, 2013.

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

On April 18, 2012, we completed a private placement of 50,267 units at a price of US$15.00 per unit for gross proceeds of US$754,000. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at US$25.00 per common share for a period of 24 months from the closing of the financing. A finder's fee of $36,000 was issued in connection with the financing.

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

On April 10, 2013, we completed a private placement of 164,356 units at price of $3.10 per unit for gross proceeds of $509,502. A finder's fee of $9,920 was paid in cash in connection with the private placement. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at $5.00 per common share for a period of 24 months from the closing of the financing.

On May 21, 2013, we completed a private placement of 40,000 units at price of $3.20 per unit for gross proceeds of $124,000. Each unit issued consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share at $5.00 per common share for a period of 24 months from the closing of the financing.

On July 19, 2013, we completed a private placement of 105,000 common shares at price of $5.00 per common share for gross proceeds of $525,000. A finder's fee of $36,750 was paid in cash in connection with the private placement.

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

On June 25, 2015, we completed a private placement consisting of a total of 657,509 units at a price of $3.10 per unit for total gross proceeds of $2,038,279. Each unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of three years from the closing of the private placement at a price of $5.10 per common share. Finder's fees of $94,881 were paid in cash and 30,607 agent's options where each agent's option entitles the agent the option to purchase one unit ("Agent's Unit") at a price of $3.10 per Agent's Unit expiring two years from the closing of the private placement.  Each Agent's Unit consists of one common share and one common share purchase warrant, which entitles the agent to purchase one additional common share expiring June 25, 2017 at a price of $5.10 per common share.

On November 20, 2015 we completed the first tranche of a private placement, consisting of a total of 173,900 units at a price of $3.10 per unit for total gross proceeds of $539,090.  Each unit consisted of one common share one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $4.00 per common share.  Finder's fees of $43,127 were paid in cash and 13,912 agent's options where each agent's option entitles the agent the option to purchase one Agent's Unit at a price of $3.10 per Agent's Unit expiring two years from the closing of the private placement.  Each Agent's Unit consists of one common share and one purchase warrant, which entitles the agent to purchase one additional common share expiring two years.  On December 23, 2015, we completed the second tranche of a private placement, consisting of a total of 21,900 units at a price of $3.10 per unit for total gross proceeds of $67,890.  Each unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $4.00 per common share.  Finder's fees of $2,952 were paid in cash and 952 agent's options where each agent's option entitles the agent the option to purchase one Agent's Unit at a price of $3.10 per Agent's Unit expiring two years from the closing of the private placement.  Each Agent's Unit consists of one common share and one purchase warrant, which entitles the agent to purchase one additional common share expiring two years.

On February 24, 2016, we completed a warrant incentive program (the "Program") announced on February 9, 2016 where 111,362 warrants were exercised in connection with the Program at an exercise price of $2.20 for gross proceeds totaling $244,997.  111,362 additional common share purchase warrants (each an "Incentive Warrant") were granted in connection with the Program, with each Incentive Warrant entitling the holder to purchase one additional common share expiring on February 25, 2018 at a price of $4.00 per common share.

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

On October 28, 2016, we completed a private placement consisting of a total of 8,199,999 units at a price of $0.52 per unit for total gross proceeds of $4,263,999. Each unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of two years from the closing of the private placement at a price of $0.85 per common share, subject to an acceleration provision such that, in the event that the common shares have a closing price on the TSX Venture Exchange of greater than $1.50 per common share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the offering, we may accelerate the expiry date of the warrants by giving notice to the holders thereof and, in such case, the warrants will expire on the 30th day after the date on which such notice is given to the holder. Finder's fees of $176,483 were paid in cash, 339,391 finder's warrants and 12,000 finder's units (the "Finder's Units").  Each Finder's Unit consisted of one common share and one common share purchase warrant, which entitles the finder to purchase one additional common share expiring October 28, 2018 at a price of $0.85 per common share.

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

On February 24, 2017, we completed a brokered private placement consisting of a total of 2,181,300 units at a price of $1.25 per unit for total gross proceeds of $2,726,625 and a non-brokered private placement of 350,800 units at a price of $1.25 per unit for gross proceeds of $438,500. Each unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase one additional common share for a period of three years from the closing of the private placement at a price of $2.00 per common share. Finder's fees of $218,130 were paid in cash and 174,504 finder's warrants were issued to the finder's in connection with the brokered portion of the offering.  A corporate finance fee and 15,000 finder's warrants in connection with the non-brokered portion of the offering.  The finder's warrants have the same terms as the warrants.

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

On October 19, 2017, we completed a non-brokered private placement consisting of a total of 2,815,881 common shares at a price of $0.41 per share for total gross proceeds of $1,154,511.  Cash finder's fees of $28,366 was paid in connection with the offering.

On July 10, 2018, we entered into a private placement agreement with YOFOTO, whereby YOFOTO agreed to invest $5,090,000 in our company in consideration for the issuance of 5,357,000 common shares of our company at a price of $0.95 per common share and 1,071,580 share purchase warrants with each warrant exercisable at $0.95 per common share for a period of two years from closing.  We also entered into a license and collaboration agreement on July 10, 2018 with YOFOTO, whereby we granted an exclusive license to YOFOTO of our company's tendon regeneration cell therapy technology (RCT-01), skin rejuvenation cell therapy technology (RCS-01), and our injection technology for dermal applications (RCI-02) (excluding hair-related treatments) in the Licensed Territory in consideration of milestone payments, sales royalties, and a commitment by YOFOTO to finance, over the next five years, the included company programs and an associated cell  processing manufacturing facility in Greater China.

On October 9, 2018, we completed the strategic investment with YOFOTO and issued 5,357,000 common shares and 1,071,580 share purchase warrants to YOFOTO.

On October 18, 2018, we signed a collaborative research project agreement with the University of Victoria ("UVic") in Victoria, BC.  RepliCel is providing some funding and UVic has procured co-funding through a grant from the National Science and Engineering Research Council of Canada under the NSERC Collaborative Research and Development program.  These grant funds were obtained and managed by UVic in agreement with NSERC.

On January 17, 2019, we settled $366,024 in debt by the issuance of 770,577 common shares a deemed price of $0.475 per common share.

On August 2, 2019, our board approved the creation of a new class of preferred shares to be designated as Class A Preference Shares (each, a "Class A Preference Share") of which 12,000,000 are authorized to be issued.

On September 12, 2019, we completed a non-brokered private placement consisting of a total of 1,089,125 Class A Preference Shares at a price of $0.40 per Class A Preference Share for aggregate proceeds of $435,650.

On October 29, 2019, we settled $210,369 in debt by the issuance of 751,318 common shares a deemed price of $0.28 per common share.

Capital Expenditures

During the last three fiscal years ended December 31, 2019, we did not undertake any capital expenditures.

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

B. Business Overview and Plan of Operations

Overview

We are a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits. The diseases currently being addressed are chronic tendinosis, skin aging, and androgenetic alopecia (pattern baldness). Each disease state is consistent with a deficit of a specific cell type which we believe is critical to normal function. All treatments under development are based on our innovative technology which utilizes cells isolated from a patient's own healthy hair follicles. These products are built on our proprietary manufacturing platforms and are covered by issued and filed patents as well as trade secrets. We are also developing a programmable injector device and related consumables designed for dermal injections of cells as currently approved other products such as dermal fillers, toxins, enzymes, drugs, and biologics such as fat transfer, platelet rich plasma, antibodies, etc.

The Potential of Autologous Cell Therapy

Our treatments use autologous cell therapy ("ACT"), which is one of the most rapidly developing areas of regenerative medicine in the development of novel treatments for numerous human disorders. ACT involves isolating an individual's own cells from harvested tissues and growing more of those cells, or 'expanding' those cells, in controlled conditions in a laboratory. These purified, expanded cells are then reintroduced to the donor to treat a specific condition. The benefits of autologous (derived from the same person) therapy (as compared to heterologous or derived from a different person) includes minimized risks of systemic immunological (anaphylactic) reactions, bio-incompatibility, and disease transmission. Furthermore, the effects of ACT may be more curative, regenerative, and/or longer lasting than other topical, biologic, pharmacological or surgical interventions.

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

RCT-01: Treatment for Chronic Tendinosis

Background

Tendinosis refers to a chronic disease of the tendon. It is a function of an imbalance of tendon breakdown and tendon repair initiated first by an injury which does not heal properly. This leads to cycles of compromised repair and subsequent re-injury until such time as there is no healing and a degenerative process has set in. Typically, this chronic condition is linked to aging, overuse, and to general health. The Company believes that the current standard of care is failing to provide a satisfactory solution to this chronic condition.

Treatment

The Company believes that chronic tendon injuries resulting from sports-related or occupational overuse is a significant unmet medical need. Tendons consist of specialized connective tissues that attach muscles to bones, transmitting force and supporting the musculoskeletal system. When mechanical loads exceed the strength of a tendon or tensile range is lost due to aging, micro-tears of the collagen fibers within tendon occur. Once a tendon is injured, healing can occur intrinsically via tenocyte activation within the injured site or extrinsically via recruitment of collagen-producing cells from the surrounding area. Naturally healed tendon does not return to the same physiological state as 'intact' tendon, but does allow for normal function. Inadequate rest and improper healing often result in re-injury and rupture.

Current treatments manage pain and facilitate healing processes; however, they do not mediate complete recovery and leave patients demobilized for several months during treatment. The Company believes that improved therapeutic strategies are therefore in considerable demand. The Company's fibroblast technology for tendinosis, which the Company refers to as RCT-01, has been developed over five years of research, experimentation and trials. RCT-01 is a tissue-engineered product made from a procedure using collagen-producing fibroblasts isolated from non-bulbar dermal sheath (NBDS) cells within the hair follicle that are replicated in culture. These fibroblasts are efficient producers of type I collagen and because they are of anagen hair follicle mesenchymal origin, they have the potential to replicate efficiently in culture. The use of these fibroblasts are, therefore, ideal for treating chronic tendon disorders that arise due to either a degeneration of collagen producing cells or a deficit of active collagen producing cells. Because RCT-01 directly provides a source of collagen expressing cells to the site of injury, addressing the underlying cause of tendinosis, the Company believes it has advantages over current treatments such as the use of non-steroidal anti-inflammatory medication or corticosteroids which are limited in efficacy. Another advantage of RCT-01 is the autologous nature of the cellular product, thereby reducing the likelihood of adverse immune reactions upon administration.

Pilot Clinical Trial

Phase 1 human pilot clinical trials were conducted by the Company's collaborative partner, Dr. David Connell, which focused on tendinosis of the Achilles, patellar and lateral elbow (commonly referred to as tennis elbow) using skin tissue derived fibroblasts. In these trials, where 90 patients were injected with cultured, autologous fibroblasts, no adverse events were reported. The Company has expanded on Dr. Connell's approach by isolating NBDS fibroblasts from the hair follicle that express upwards of five times the amount of type I collagen than fibroblasts derived from skin tissue as pursued by Dr. Connell.

Phase 1 Clinical Trial

On December 1, 2014, the Company announced receipt of a "No Objection Letter" from Health Canada in response to its Clinical Trial Application to Health Canada for its phase 1/2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic Achilles tendinosis. Health Canada's clearance to initiate the trial permitted the participation of subjects who have failed traditional tendon treatments and who are otherwise in good health.  Trial design was randomized, double-blinded, placebo-controlled with a treatment-to-placebo ration of 3:1. The mechanics of the Company's treatment involve the extraction of as few as 20 hair follicles from the back of a patient's scalp via a single punch biopsy. NBDS cells are isolated from the hair follicle sheath, replicated in a current Good Manufacturing Practices (cGMP) facility and are then reintroduced under ultrasound guidance directly into the area of damaged tendon. The collagen rich fibroblast cells are expected to initiate and complete the healing of the chronically injured tendon. After injections are performed, subjects will return to the clinic for assessments of safety, function and pain, as well as changes in tendon thickness, echotexture, interstitial tears and neovascularity.

This trial commenced in 2015 and final data was announced Q1 2017. The primary end point of safety was met while secondary end points related to efficacy were also measured at nine-months post-injection of RCT-01. The Company may pursue further indications of other tendon populations including patellar tendinosis (jumper's knee) and lateral and medial epicondylitis (tennis and golfer's elbow).

Further Clinical Trials

The Company is now designing further clinical testing intended to measure efficacy of RCT-01 in patients with chronic tendinosis. The Company is currently engaged with the Japanese regulators in the reviews necessary to obtain regulatory clearance to conduct its next clinical trial of RCT-01 in Japan with the intention of seeking 'conditional approval' from the regulatory agency there (the Pharmaceutical and Medical Devices Agency, PMDA) to market the product in Japan after successful completion of such a trial. RepliCel has recently successfully completed the second of three consultations required to obtain clearance from the PMDA to proceed with clinical trials. Other preparations required for the conduct of such a trial have also been initiated in Japan.

In addition to RepliCel's intended conduct of a clinical trial in Japan, RepliCel's partner, YOFOTO (see below), is expected to conduct a clinical trial of RCT-01 in China. This trial is anticipated to be a phase 2 trial designed to answer critical questions related to dosing and treatment frequency.

Collaboration Agreement

The Company has a Collaboration and Technology Transfer Agreement with YOFOTO. Both companies have agreed to establish a clinical research program in China, with the goal of increasing the available human clinical data on RCT-01. The Company anticipates that collaborative technology transfer will continue between the companies as any new improvements to the RCT-01 technology are developed by either party. This agreement gives YOFOTO an exclusive 15-year geographic license to develop and market the Company's RCT-01 tendon regeneration technology in Greater China (China, Hong Kong, Macau, and Taiwan).

Intellectual Property

The Company has filed patent applications worldwide relating to compositions, methods and uses of NBDS cells for the treatment and repair of tendons. Representative examples of this portfolio include patent applications filed in a variety of select jurisdictions such as Australia, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, South Africa, the UAE and the United States (see e.g., US Pub No. 20150374757).

RCS-01: Treatment for Aging and Sun Damaged Skin

Background

Skin is considered one of the most prominent indicators of one's age and health. Maintenance of healthy skin is dictated by intrinsic and extrinsic factors. While intrinsic factors (i.e. chronologic age, sex and genetic makeup) cannot be modified, the adverse effects caused by extrinsic factors such as UV radiation and smoking can be prevented or minimized by lifestyle modification. Although these extrinsic effects can be modulated, the extent to which they can be modified varies significantly among individuals, which largely depends on one's ability to detoxify and repair such damage.

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

Accumulation of damage to cellular proteins and DNA from years of exposure to extrinsic insults can lead to physiological changes of the skin that are irreversible. Such changes are often associated with a reduction in fibroblast cells, disorganization of collagen fibrils and decreased production of collagen, elastin and other glycoproteins that provide structural support and stability to the extra cellular matrix ("ECM") network. Such changes to the dermal components are detrimental to maintaining mechanical tensile ability and structural integrity of the skin.

Treatment

The Company's NBDS-derived fibroblast therapy, which it refers to as RCS-01, provides a promising platform to treat intrinsically and extrinsically aged/damaged skin by providing UV-naïve collagen-producing fibroblast cells directly to the affected area. The Company's unique manufacturing technology allows for isolation of fibroblasts derived from anagen-hair follicle mesenchymal tissues, which elicit more efficient replication potential in culture. Additionally, the Company's proprietary culture procedures potentiate these cells to maintain plasticity, allowing the cells to adapt to the microenvironment and respond to the mechanical or surrounding stimuli after injection, leading to robust production of type I collagen and elastin and their proper alignment within the tissue.

On September 1, 2015, the Company announced it had received clearance from the German Competent Authority, the Paul-Ehrlich-Institute, to initiate a Phase 1 clinical trial to investigate the potential safety and efficacy of injecting RCS-01 into subjects with aged or UV-damaged skin. This trial was a randomized, double-blind, placebo controlled study of intradermal injections of RCS-01 designed to assess local safety as well as systemic safety. This trial is now complete with data announced early April 2017 in which the primary endpoint, safety, was successfully established and secondary endpoints related to measurements of the impact on biomarkers related to skin-aging were significantly positive.  A summary of the phase 1 clinical study data was published in the peer-reviewed journal, Skin Pharmacol Physiol.

Further Clinical Trials

The Company is now designing with its partner, YOFOTO (see below), further clinical testing of RCS-01 including a multi-centre phase 2 clinical trial intended to measure efficacy of RCS-01 in a larger population of patients with aging and UV-damaged skin and answer critical questions related to dosing and treatment frequency  in China as well a clinical study in Japan.

The Company is currently engaged with the Japanese regulators in the reviews necessary to obtain regulatory clearance conduct its next clinical study of RCS-01 in Japan with the intention of launching the product on the market in Japan after successful completion of such a trial. Other preparations required for the conduct of such a clinical study have also been initiated in Japan.

It is intended that all future clinical trials of RCS-01 will be conducted using prototypes of RepliCel's RCI-02 dermal injector.

Collaboration Agreement

The Company has a Collaboration and Technology Transfer Agreement with YOFOTO. Both companies have agreed to establish a clinical research program in China, with the goal of increasing the available human clinical data on RCS-01. The Company anticipates that collaborative technology transfer will continue between the companies as any new improvements to the RCS-01 technology are developed by either party. This agreement gives YOFOTO an exclusive 15-year geographic license to develop and market the Company's RCS-01 skin rejuvenation technology in the Licensed Territory.

Intellectual Property

The Company has filed patent applications relating to compositions, methods and uses of NBDS cells for the treatment and repair of aging and UV-damaged skin.  Representative examples of this portfolio include patent applications filed in a variety of select jurisdictions such as Australia, Brazil, Canada, China, Europe, Israel, India, Japan, South Korea, Mexico, New Zealand, Singapore, and the United States (see e.g., US Pub No. 20160136206).

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

RCH-01: Treatment for Hair Loss

Background

Androgenetic alopecia (pattern hair loss) can affect up to 70% of men and 40% of women during the course of their lives. Although it is not a disease that causes physical pain, it does cause mental pain. Currently, over $3 billion is spent each year on hair loss treatments that provide limited results. Androgenetic alopecia is largely an inherited disease. It can be inherited by males and females from either the mother's or father's side of the family. Women with this trait develop thinning hair, but do not commonly become completely bald.

Androgenetic alopecia is a process by which hair follicles shrink and produce smaller hairs thus reducing hair density. These miniaturized hair fibers have a shorter growth cycle and are structurally smaller. They produce thinner and shorter hair, which results in less scalp coverage. Eventually these follicles can regress to a state where they produce no hair at all.

Treatment

The Company believes its dermal sheath cup (DSC) cell therapy offers several advantages over current hair loss solutions. The current gold standard in hair loss treatment is hair transplant surgery which requires the surgical removal of a prominent band of hair-bearing scalp or multiple micro-biopsies from the back of the head. This band of resected tissue or biopsies are then dissected into hair follicles consisting of one to three hairs which are then implanted into balding areas on the scalp. Often a number of similar procedures are required to achieve the desired result and the patient is limited by the number of hairs that can be redistributed. In contrast, RCH-01 involves the extraction of as few as 20 hair follicles from the back of the patient's scalp where healthy cycling hair follicles reside. The Company believes these cells are responsible for the continued health of the hair follicle and the normal cycling of the hair fiber. DSC cells are isolated from the hair follicles and are then replicated in culture at a cGMP compliant facility utilizing the Company's proprietary cellular replication process, and are then reintroduced back into balding areas on a patient's scalp. The implanted cells are expected to rejuvenate damaged quiescent hair follicles leading to the growth of new healthy hair fibers. The anticipated long-term result of RCH-01 injections is the restoration and maintenance of a patient's hair.

Phase I Clinical Trial (Europe)

The primary protocol objective of the study was to assess the local (at treatment sites) safety profile of injections of autologous DSC cells at nine-months post-injection compared to placebo. Secondary protocol objectives were to assess systemic (overall) safety and efficacy (hair growth at treatment sites) at nine-month post-injection and local safety at 24-months post-injection. The nine-month interim analysis was designed to provide us with safety information to support the regulatory filing for a phase II clinical trial. The nine-month interim analysis results support the continued development of DSC cells for the treatment of androgenetic alopecia. Participants of the phase I clinical trial were followed for five years. The primary objective of the study was to provide long-term safety profile of injections of cultured DSC cells five years after injection compared to control. This objective was met with an announcement of the final data from this trial in Q1 2017. In addition to establishing safety of the product through five years of follow-up, the data announcement also included several successful data measurements related to increased hair density and stabilization of hair loss through the initial 24 months in which these measurements were taken.

Dose-Finding Clinical Study (Japan)

In 2016, a clinical study was launched in Japan as two clinical sites with funding and product manufacturing provided by Shiseido. The study investigated three different one-time injections. This study was completed in 2019 and data from the randomized, double-blinded, placebo-controlled dose-finding clinical study involving 65 patients as published in the Journal for the American Academy of Dermatology (July 2020). The study was successful in meeting its endpoints and establishing important data regarding which dose was optimal in achieving desired clinical outcomes.

Proposed Next Phase Trials

Shiseido has communicated that it intends to fund a next-phase trial of RCH-01 in Japan investigating a series of injections with further details yet to be announced.

The Company has designed a phase 2 clinical trial intended to measure efficacy of RCH-01 in a larger population of patients with mild to moderate androgenetic alopecia and answer critical questions related to dosing and treatment frequency. The Company is currently engaged in molecular marker research which is expected to lead to improvements in the product identification, manufacturing, and its clinical effectiveness. The Company will await data from this research and until clinical-grade prototypes of the RCI-02 dermal injector are available for use in clinical studies prior to submitting the clinical trial application for a phase 2 study of RCH-01 for regulatory approval.

Collaboration Agreement

The Company has a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited ("Shiseido"), one of the world's largest cosmetic companies. Both companies have agreed to work towards establishing a clinical research program in Asia, with the goal of increasing the available human clinical data on RCH-01. The Company anticipates that collaborative technology transfer will continue between the companies as any new improvements to the RCH-01 technology are developed by either party. This agreement gives Shiseido an exclusive geographic license to use the Company's RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 billion people. In mid-2016, Shiseido alleged RepliCel had breached its obligations in the agreement which Shiseido alleged were potentially terminal to future obligations pursuant to the agreement.  RepliCel has vigorously denied the existence of such breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement. No litigation or the triggering of other dispute mechanisms has been entered into by either party and RepliCel management is actively seeking to continue discussions and/or negotiations with Shiseido to resolve the matter. Shiseido funded a hospital-sponsored clinical study of RCH-01 in Japan which is now complete. The clinical data produced in such a trial is, by agreement, to be made available to the Company. The Company expects Shiseido to share the data from this study with the Company in compliance with the Agreement. The Company has recently delivered a demand for the delivery of the data which Shisedo has failed to satisfy to-date. Shiseido has communicated that it intends to fund a next-phase trial of RCH-01 in Japan investigating a series of injections with further details yet to be announced.

Intellectual Property

The Company has filed patent applications on the use of hair follicle derived stem cells.  This family of patents describes methods for isolating stem cells from hair follicles, and the growth and use of these stem cells for the treatment of a variety of medical conditions (including hair loss).  Within this portfolio, there are granted patents in Australia (AU 2003246521), Europe (EP 1509597), the United States (8431400) and Canada (2488057). An additional related patent application is also pending in the United States (USSN 16/032728).

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

Medical hair restoration consists of a variety of surgical hair restoration treatments designed to reduce baldness. Follicular unit hair transplant surgery is by far the dominant hair restoration treatment and involves the surgical removal of large portions of hair-bearing scalp from the back of the head. These sections of scalp skin are then dissected by hand into smaller hair follicle clusters or even single follicles (follicular units) and transplanted to the balding areas of a patient's scalp.

Follicular unit extraction is another type of hair transplant technique in which a small round punch is used to extract follicular units from a patient's baldness-resistant donor areas. These 1-, 2-, 3- and 4-hair follicular unit grafts are then transplanted into a patient's balding areas. This is a time consuming and tedious procedure and a physician is often limited to transplanting 500 to 600 follicular unit grafts in one day. While the FUE procedure has grown in popularity, largely due to the minimally invasive way in which follicular unit grafts are removed, the standard strip excision method is still the leading hair transplant procedure accounting for 77.5% of surgical hair restoration procedures according to the International Society of Hair Restoration Surgery's 2011 practice census results.

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

RCI-02: Dermal Injector Device

Background

To support the Company's RCH-01 and RCS-01 products, the Company is developing a second generation dermal injector device. The RCI-02 Injector, the production design of which is now complete, will be able to deliver programmable volumes of substances into programmed depths to specific layers of the skin in a constant form with minimal pressure or shear stress, ensuring the injected substance is viable and healthy after application. By improving the conditions of substance delivery, the Company improves the chances of success in the treatment of the patient. A significant feature of the new device is the incorporation of a cooling element at the injection site, thus removing the need for an anesthetic. This is a significant improvement over current syringe-type devices where an anesthetic is required prior to injection.

The Company believes that this device will have applications in certain other dermatological procedures requiring injections of specific volumes of material at specific depths and as such, is actively exploring licensing opportunities in these areas. In addition to the programmable variables of volume and depth, the device will also have interchangeable heads for different injection procedures (single and multi-needle). The Company received its first functioning prototypes for testing in Q3 2017 and, as a result of extensive testing, made several improvements to the components and design to optimize desired functionality through the following 18 months. Final prototypes were signed off on in late 2019 and first run of commercial-grade units were ordered into production in early 2020. This production run has been delayed due to COVID-19-related shutdowns across the supply chain. The Company now expects to have its first samples of the commercial-grade units from this production run in early Q4 2020.  These units will then be tested over the coming months and an application submitted to European regulators for CE-mark approval in Europe. A CE mark will allow the Company to commercially launch RCI-02 in Europe and other countries which allow medical devices to be sold based on CE mark approval including Hong Kong where YOFOTO is already licensed to distribute. The registration of the CE mark in Hong Kong will trigger a $500,000 milestone payment from YOFOTO.

A proprietary needle head has also been developed and will be CE-marked. Only this needle-head will work with the device and will be sold/distributed exclusively by RepliCel and its agents.

A CE-mark will also be obtained by RepliCel on the assembled syringe cartridge which is the only cartridge which will work with the device and will be sold/distributed exclusively by RepliCel and its agents.

Collaboration Agreement

The Company has a Collaboration and Technology Transfer Agreement with YOFOTO. YOFOTO has agreed to work towards commercializing the RCI-02 device in China. This agreement gives YOFOTO an exclusive 15-year geographic license to commercialize the Company's RCI-02 dermal injector in technology in the Licensed Territory.

Intellectual Property

The Company has also filed numbers patents and patent applications on its dermal injection devices for the delivery of therapeutically useful cells, as well the delivery of various other injectables. Representative granted patents include in Europe (EP 2623146 and EP 2809381), and the United States (US 9616182). Additional related patent applications are also pending in a variety of other jurisdictions such as Australia, Canada, China, Europe, Hong Kong, Israel, Japan, South Korea, New Zealand, Singapore, Taiwan, and the United States (US Pub No. 20180021523).

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

D. Property, Plant and Equipment

Our head office is located at Suite 900 - 570 Granville Street, Vancouver, BC V6C 3P1.  We rent this space on a month to month basis at $1,500 per month. We formerly rented space at Suite 2020 - 401 West Georgia Street, Vancouver, BC V6B 5A1 pursuant to a lease agreement for the office premises, the term for which expired on October 31, 2017.  We executed a sub-lease and assigned the lease to a sub-tenant in July 2016 for almost 100% cost recovery.  Research and development is being conducted under contract with the University of British Columbia by Kevin McElwee, PhD at the UBC Dermatology facilities in Vancouver, British Columbia, Canada and by Dr. Rolf Hoffmann in Germany. We have no current plans to construct or lease dedicated laboratory facilities.

ITEM 4A Unresolved Staff Comments

Not applicable.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with IFRS for 2019, 2018 and 2017. IFRS differs in certain significant respects from U.S. GAAP. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

A. Operating Results

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

	Year ended December 31,		Change 2019 to 2018
	2019 ($)	2018 ($)	Increase/ (Decrease) ($)	Percent Change
Revenue	252,609	121,114	131,495	108%

Expenses
Research and development	2,196,364	709,260	1,487,104	210%
General and administrative	1,074,100	2,151,154	(1,077,054)	50%
Other items	(64,109)	29,780	(93,889)	315%
Total loss	(2,953,746)	(2,769,080)	(184,666)	7%

There was $252,609 (2018 - $121,114) revenue – License fees from operations for the years ended December 31, 2019 and 2018, respectively. The increase in the license fees was as a result of the licensing revenues being for a full year in 2019 compared to licensing revenue earned in 2018 was from September 10, 2018 to December 31, 2018.

Research and Development expenses totaled $2,196,364 for the year ended December 31, 2019 compared to $709,260 for the year ended December 31, 2018. Research and Development expenses are higher during the year ended December 31, 2019 than 2018 as a result of its improved working capital and focus on final development of its RCI-02 product.

General and administrative expenses totaled $1,074,100 for the year ended December 31, 2019 compared to $2,151,154 for the year ended December 31, 2018.  The decrease was primarily attributable to decreased administrative costs such as investor relations.

Other items for the year ended December 31, 2019 includes a gain on debt settlement of $107,395 which resulted from share for debt transactions which occurred on January and October of 2019.  It also includes accretion on preference shares in the amount of $33,289 as well as a foreign exchange loss of $9,997.

Total comprehensive loss for the year ended December 31, 2019 was $2,953,746 or $0.11 per share on a basic and diluted basis compared to a net loss of $2,769,080 or $0.12 per share on a basic and diluted basis for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

	Year ended December 31,		Change 2018 to 2017
	2018 ($)	2017 ($)	Increase/ (Decrease) ($)	Percent Change
Revenue	121,114	-	121,114	100%

Expenses
Research and development	709,260	2,541,722	(1,832,462)	(72%)
General and administrative	2,151,154	3,450,193	(1,299,039)	(38%)
Other items	29,780	22,415	7,365	33%
Total loss	(2,769,080)	(6,014,330)	(3,245,250)	(54%)

There was $121,114 (2017 - $Nil) revenue - License fees from operations for the year ended December 31, 2018 and 2017. The increase in the license fees was because the agreement with YOFOTO wasn’t entered into until September 10, 2018.

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

B. Liquidity and Capital Resources

Our annual audited consolidated financial statements have been prepared on a going concern basis which assumes that we will continue to realize our assets and discharge our obligations and commitments in the normal course of operations. At December 31, 2019, we had accumulated $4,494,123 in revenue from our business, had an accumulated deficit of $36,512,843 since incorporation and expected to incur further losses in the development of our business, which casts substantial doubt about our ability to continue as a going concern.  At December 31, 2019, we had a working capital deficit of $1,226,345. Additional working capital will be required for research and development along with general and administrative expenses and to further our business plans. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue as a going concern.

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

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating Activities

During the year ended December 31, 2019, $2,781,840 was used in net cash from operating activities compared to $386,099 of cash used in operating activities for the ended December 31, 2018. The increase in cash used by operating activities was a result of primarily increases in both research and development as well as general and administration activities for the year ended December 31, 2019.

Investing Activities

During the year ended December 31, 2019, the net used by investing activities was $28,750 (2018: $Nil).

Financing Activities

During the year ended December 31, 2019, the Company announced that it had completed the first tranche of a private placement pursuant to which it issued 1,089,125 Class A Preference Shares at a price of $0.40 per share for aggregate gross proceeds of $435,650.  During the year ended December 31, 2018, the Company engaged in a private placement for the sum of $2,307,527.  The Company recorded $415,998 net of issuance costs. The Company recorded $415,998 net of issuance costs for its preference shares issued in 2019.

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

On July 10, 2018, the Company signed the definitive Licensing and Collaborative Agreement with YOFOTO to commercialize three of RepliCel's programs in Greater China subject to the certain Canadian and Chinese approvals of the transaction (the "Transaction").

The transaction between these parties represents an investment in RepliCel by YOFOTO along with milestone payments, minimum program funding commitments, and sales royalties in exchange for an exclusive 15-year license to three of RepliCel products for the Licensed Territory.

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

The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next five years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 1/3 of the shares issued in YOFOTO's initial investment back to the Company under certain conditions for a period of 8.5 years from July 10, 2018.

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

The proceeds of $5,090,005 from the placement was allocated to common shares and warrants issued based on their fair value at the date of issuance which is at $2,563,919. In association with the private placement, the Company has paid a finder's fees of $252,609. Therefore, the net cash provided through this private placement was $2,307,527. The remaining $2,526,086 was will be allocated License Fees revenue to be recognized over a period of 10 years from the commencement date of the Agreement.

Going Concern

Due to the uncertainty of the Company's ability to meet its current operating and capital expenses, in the auditor's report on the Company's annual audited consolidated financial statements for the year ended December 31, 2019, the Company's auditors included an explanatory paragraph on their report in respect of there being substantial doubt about the Company's ability to continue as a going concern.

The audited consolidated financial statements prepared as at December 31, 2019 have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2019, the Company is in the research stage, has accumulated losses of $36,512,843 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $2,953,746 during the year ended December 31, 2019. As at date of this report, the Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

We anticipate that we will require a minimum of approximately $1,700,000 to proceed with a plan of operations for the twelve-month period ended December 31, 2020 focused on (1) progressing the  RCI-02 device and consumables toward market launch in Europe and Hong Kong, (2) progressing to clinical trial approvals and preparations complete in Japan for RCS-01 and RCT-01, and (3) providing technology transfer, training and other support to be ready for clinical trial launch of RCS-01 and RCT-01 in China with our partner, YOFOTO.

The Company does not currently have sufficient capital resources to fund its full plan or operations for the next twelve months. Accordingly, the Company plans to raise additional capital through the sale of debt or equity securities or through other forms of financing in order to raise the funds necessary to pursue the Company's plan of operations. The Company currently does not have any arrangements in place for the completion of any financings and there is no assurance that it will be successful in completing any financings. The Company is currently pursuing both dilutive and non-dilutive financing it expects will satisfy its working capital requirements going forward. Non-dilutive funding includes grant funding and strategic partnerships involving product licenses to defined geographic markets and for specified applications.  There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If the Company is not able to obtain additional financing on a timely basis, it may not be able to pursue its plan of operations or meet its obligations as they come due, and may be forced to scale down, or perhaps even cease, business operations. The Company is currently actively engaged in several due diligence reviews and partnership discussions. All such discussions involve the injection of new capital into the Company.

Cash on hand and cash equivalents are currently the Company's only source of liquidity. The Company does not have any lending arrangements in place with banking or financial institutions and the Company does not know whether it will be able to secure such funding arrangements in the near future.

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

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 10(d) of the Financial Statements.

Revenue Recognition

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the goods and services transferred to the customer. For collaborative arrangements that fall within the scope of IFRS 15, the Company applies the revenue recognition model to part or all of the arrangement, when deemed appropriate. At contract inception, the Company assesses the goods or services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Significant judgment is involved in determining whether the transaction price allocated to the license fee should be recognized over the collaboration period or at the inception of the contract and the time period over which revenue is to be recognized.

To determine the price of Licensing and Collaboration Agreement (See Note 8 - Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd. of the Financial Statements), the Company has to make a judgment and estimates in assessing the value assigned to the put options and of the warrants as attached to the placement (see Note 8 and 9(b)(ii) of the Financial Statements).

Preference Shares

Replicel makes estimates on the issuance of preference shares which are compound instruments that consist of both an equity and a liability component.  Management is required to make estimates to determine the fair value of the components of the preference share issuance at the date that it is issued. The Company also needs to make estimates on the effective interest on preference shares to calculate amounts payable on redemption and inclusive of dividends.

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company's current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

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

C. Research and Development, Patents and Licenses etc.

Research and development expenses totaled $2,196,364 for the year ended December 31, 2019 compared to $709,260 for the year ended December 31, 2018. The increase was as a result of improved working capital and our focus on final development of our RCI-02 product.  During the year ended December 31, 2019, we incurred costs of $1,610,539 relating to our clinical trials compared to $66,360 for the year ended December 31, 2018.

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

F. Contractual Obligations

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2019:

Years of Expiry	Financial Instruments	Amounts

Within 1 year	Accounts payable and accrued liabilities	$741,313
Within 2 to 5 years	Preference shares	$449,287
Total		$1,190,600

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

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Lee Buckler(2)	Director, Chief Executive Officer and President Corporate Secretary	53	January 1, 2016 June 13, 2016
Simon Ma	Chief Financial Officer and Director of Finance	55	August 22, 2011
Dr. Rolf Hoffmann	Chief Medical Officer	58	December 22, 2010
Dr. Kevin McElwee	Chief Scientific Officer	49	December 22, 2010
David Hall (1)(2)	Director Chairman of the Board	66	December 22, 2010 January 1, 2016
Peter Lewis(1)(2)	Director	64	May 27, 2011
Larissa Huang	Director	30	December 14, 2018

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Andrew Schutte(2)	Director	30	December 14, 2018
Peter Lowry(1)(2)	Director	56	December 14, 2018
Gavin Ye	Director	35	December 18, 2019

(1) Member of the audit committee and nominating, compensation and corporate governance committee.

(2) Member of the operations committee.

Lee Buckler, B.Ed, LLB - Chief Executive Officer, President, Corporate Secretary and Director

Mr. Buckler has been an executive in the cell therapy sector since 2000 beginning with Malachite Management in the Stem Cell Technologies group of companies.  Most recently he was the Managing Director of Cell Therapy Group, a firm he formed in 2008 where he did business development consulting for companies and organizations in or interested in the cell therapy sector.  His work included deal-targeting, transactions, market intelligence, competitive analyses, strategic assessments, and market profile planning for companies ranging from top-tier multinationals to start-ups. Mr. Buckler has a Bachelor's Degree in Education and a Law Degree.  After law school, he did a one year judicial clerkship with the B.C. Supreme Court and was a practicing attorney for three years at Edwards, Kenny & Bray.  Mr. Buckler served six years as the Executive Director of the International Society for Cellular Therapy and just over two years as Director of Business Development for Progenitor Cell Therapy.  He is on the editorial advisory boards of the journal Regenerative Medicine and the BioProcess International magazine and is a member of the Alliance for Regenerative Medicine's Communications and Education Committee. He co-founded Cell Therapy News, founded Cell Therapy Blog, founded and continues to manage the LinkedIn Cell Therapy Industry Group, and is an active industry commentator in publications and in social media.

Simon Ma - CFO and Director of Finance

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

Prof. Rolf Hoffmann, MD - Chief Medical Officer

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

Dr. Kevin McElwee, PhD - Chief Scientific Officer

Dr. McElwee is an Associate Professor in the Department of Dermatology and Skin Health at the University of British Columbia, and Director of the Hair Research Laboratory in the Vancouver Coastal Health Research Institute at Vancouver General Hospital (VGH). His research is funded by competitive grants awarded by multiple organizations including the Canadian Institute for Health Research (the equivalent of the National Institute for Health in the USA). Dr. McElwee is one of only a small group of research scientists worldwide who studies hair biology and associated diseases. He has worked as a hair research scientist for 12 years and has published over 70 medical journal articles, research abstracts and academic book chapters on hair loss research. Dr. McElwee received his Bachelor of Science degree from the University of Aberdeen, Scotland and his PhD from the University of Dundee, Scotland. Postdoctoral training included three years at the Jackson Laboratory in Maine, USA and four years at the University of Marburg, Germany, studying various hair loss diseases

David Hall - Chairman of the Board and Director

Mr. Hall has almost two decades of experience in the life sciences industry. From 1994 through 2008, he served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC and currently serves as a director of Advantage BC. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a member of the University of British Columbia's Tech Equity Investment Committee, a director and Chairman of the Audit Committee of GLG Lifetech Corporation.

Peter Lewis, CA - Director

Mr. Lewis is a partner with Lewis and Company, a firm specializing in taxation law since 1993. His areas of expertise include tax planning, acquisitions and divestitures, reorganizations and estate planning. He is a sought after educator, having taught and presented taxation courses at the Institute of Chartered Professional Accountants of British Columbia and the Canadian Tax Foundation.

Peter Lowry - Director

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

Andrew Schutte - Director

Andrew Schutte has been the Chief Technology Officer with MainPointe Pharmaceuticals from November 2016 to present.  Mr. Schutte was a VBA Programmer with Gerimed Inc. from February 2012 to February 2016, a US based company which provides independent pharmacies servicing long-term care and home care patients access to cost effective solutions.  He is the President and sole proprietor of two oil related LLCs, Nolan Olbohrung LLC and Valence Oil LLC.

Larissa Huang - Director

Larissa Huang has been Vice President of International Operation Center of YOFOTO (China) Health Industry Co. Ltd. from 2016 to present.  Ms. Huang was a student from 2011 to 2016.

Gavin Ye - Director

Gavin Ye has a Bachelor's of Science from the Technical University of Delft (The Netherlands) and a Bachelor's of Science for the University of Victoria (Canada). His Canadian work experience since 2011 has taken him through positions in Calgary (Alberta), Saskatoon (Saskatchewan), and Victoria (British Columbia) in the financial services sector, the commodity exchange industry, and most recently in international product development and brand building driven by deep data analytics. Gavin has deep cross-border experience between Canada and Hong Kong, China, Singapore, South Korea, and Taiwan.

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2019:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Lee Buckler CEO, President, Corporate Secretary and Director	2019	240,000	Nil	26,275	Nil	Nil	Nil	Nil	266,375
Simon Ma Chief Financial Officer and Director of Finance	2019	Nil	Nil	Nil	Nil	Nil	Nil	96,000	96,000
Dr. Rolf Hoffmann Chief Medical Officer	2019	Nil	Nil	Nil	Nil	Nil	Nil	44,879	44,879

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Dr. Kevin McElwee Chief Scientific Officer Founder of TrichoScience	2019	Nil	Nil	Nil	Nil	Nil	Nil	35,000	35,000
David Hall Chairman and Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	21,000	21,000
Peter Lewis Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	16,250	16,250
Peter Lowry	2019	Nil	Nil	Nil	Nil	Nil	Nil	15,250	15,250
Andrew Schutte	2019	Nil	Nil	Nil	Nil	Nil	Nil	12,250	12,250
Larissa Huang	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gavin Ye(2) Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Geoff MacKay(3) Former Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	9,000	9,000

(1)

The valuation of option-based awards is based on the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield. For options that vest, only the vested options are valued. Details of options granted during 2014 are included in the table below under the heading "Share Ownership - Stock Option Plan".

(2)	Gavin Ye was appointed as a director of our company on December 18, 2019.
(3)	Geoff MacKay resigned as a director of our company on December 18, 2019.

Pension, Retirement or Similar Benefits

We do not provide pension, retirement or similar benefits to directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2019 to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

C. Board Practices

Our directors are re-elected at the annual general meeting of our shareholders and our officers are re-appointed by our board of directors at a directors' meeting following the annual general meeting. Each of our current directors and officers will hold their respective office until their successor is elected or appointed, unless such office is earlier vacated under any of the relevant provisions of our articles or the Business Corporations Act (British Columbia).

The following sets out terms of the consulting agreement between our company and David Hall. Mr. Hall is the only director of our company who is entitled to receive benefits upon termination of employment, as described below.

Employment Agreement: Lee Buckler

Pursuant to an employment agreement, effective as of January 1, 2016, between Lee Buckler and the Company, Mr. Buckler serves as President, Chief Executive Officer and Corporate Secretary of the Company and President and Chief Executive Officer of TrichoScience for a base salary of $240,000 per annum. Under the agreement, Mr. Buckler will be eligible to participate in a bonus plan as and when established by the Company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Buckler during each fiscal year in accordance with milestones to be established by the Board. Mr. Buckler was entitled to receive a retention bonus where the Company will pay $45,000 on the earlier of April 30, 2016 or 30 days after the Company completes an equity financing with minimum gross proceeds of $3,000,000. Mr. Buckler received the $45,000 bonus during the year ended December 31, 2016.  Mr. Buckler may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If Mr. Buckler's employment is terminated for any reason other than for just cause, the Company will pay Mr. Buckler: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for the first year of employment or a lump sum amount as severance compensation equal to twelve months of base salary after the first year of employment plus an additional two months of base salary for each full year of employment after the initial year up to a maximum of eighteen months of base salary, and a lump sum payment as compensation for the loss of Mr. Buckler's entitlement to benefits up to a maximum of $100,000.

Consulting Agreement: David Hall

Pursuant to a consulting agreement dated January 1, 2016, David Hall provides advice and strategic guidance in connection with the Company's business and advice regarding regulatory compliance. The Company has agreed to pay Mr. Hall compensation for such services if required. Pursuant to a director's services agreement dated January 1, 2016, Mr. Hall serves as the Chairman and a member of the Board. In consideration, the Company has agreed to pay an annual retainer of $15,000 to serve as the Chairman, an annual retainer of $10,000 to serve as a director, a fee of $1,000 per Board meeting, a fee of $1,000 per Audit Committee meeting and $1,000 per Nominating, Compensation and Corporate Governance Committee meeting. The consulting agreement expired on January 1, 2017.

Consulting Agreement: Simon Ma

The Company entered into a consulting agreement dated effective October 17, 2018 with Simon S. Ma Corporation, a company wholly owned by Simon Ma, the CFO and Director of Finance of the Company, pursuant to which Simon Ma provides the Company with financial and accounting services.  The Company has agreed to pay Simon S. Ma Corporation a consulting fee of $8,000 plus GST for the term of the consulting agreement, being twelve months after the effective date. The consulting agreement is automatically renewable for twelve months unless either party gives thirty days' written notice to the other of its intention not to renew the consulting agreement.  The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Mr. Ma.

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

Nominating, Compensation and Corporate Governance Committee

Our nominating, compensation and corporate governance committee is comprised of Peter Lewis, David Hall, Larissa Huang and Peter Lowry. The purpose of the nominating, compensation and corporate governance committee is to identify individuals qualified to become directors on our board of directors or any of its committees, consistent with criteria approved by our board of directors, and to select, or to recommend that our board of directors select, such director nominees, whether at the next annual meeting of the shareholders or otherwise. The committee also periodically evaluates the qualifications and independence of each director on our board of directors or its various committees and recommend to our board of directors, as the committee may deem appropriate, any recommended changes in the composition of our board of directors or any of its committees. The committee also develops and recommends to our board of directors corporate governance principles applicable to our company and annually assess the performance of our board of directors.

Operations Committee

Our operations committee is comprised of Lee Buckler, David Hall, Peter Lowry and Andrew Schutte.  The purpose of the operations committee is to advise management of our company on all operational aspects of our company on a regular basis and report to the Board.

D. Employees

As of December 31, 2019, we had one full time employee and one contractor, the majority of which are located in Vancouver, British Columbia. These employees and contractors have expertise in biotechnology management, clinical trials, financial management and communications.

E. Share Ownership

Our directors, senior management and key employees beneficially own, directly or indirectly, the number of common shares set out in the table below:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)
Lee Buckler CEO, President, Corporate Secretary and Director	3,404	*

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)
Simon Ma Chief Financial Officer and Director of Finance	7,460	*
Dr. Rolf Hoffmann Chief Medical Officer	520,698	1.63%
Dr. Kevin McElwee Chief Scientific Officer	479,435	1.50%
David Hall Chairman and Director	302,216(3)	*
Peter Lewis Director	75,610	*
Peter Lowry Director	657,716	*
Andrew Schutte Director	3,016,878	9.45%
Larissa Huang Director	-	*
Gavin Ye Director	-	*

*	Less than 1%.
(1)

Does not include options to acquire common shares of our company held by the persons set forth in the table. For a description of options held by the persons set forth in the table above, see below under the heading "Stock Option Plan".

(2)	Based on 31,936,816 common shares issued and outstanding as of July 24, 2020.
(3)	Does not include 100,000 common shares held by Mr. Hall's wife over which Mr. Hall does not exercise control or direction.

Stock Option Plan

On April 17, 2014, our board of directors approved the adoption of our 2014 Stock Option Plan (the "2014 Plan"), which was ratified by our shareholders on December 18, 2019.

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

10. If an option holder dies, the option holder's lawful personal representatives, heirs or executors may exercise any option granted to such option holder that had vested and was exercisable on the date of death until the earlier of the expiry date and one year after the date of death of such option holder.

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

The following table sets forth the amount and terms of options to acquire common shares of our company we have granted to our directors, senior management and key employees:

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
Lee Buckler CEO, President, Corporate Secretary and Director	150,000	December 7, 2016	$0.60	December 7, 2021
	400,000	July 30, 2018	$0.43	July 30, 2023
Simon Ma Chief Financial Officer and Director of Finance	50,000	July 30, 2018	$0.43	July 30, 2023
Dr. Rolf Hoffmann Chief Medical Officer	75,000	December 7, 2016	$0.60	December 7, 2021
	75,000	July 30, 2018	$0.43	July 30, 2023
Dr. Kevin McElwee Chief Scientific Officer	75,000	December 7, 2016	$0.60	December 7, 2021
	10,000	September 5, 2013	$5.50	September 5, 2020
	75,000	July 30, 2018	$0.43	July 30, 2023
David Hall Director	75,000	December 7, 2016	$0.60	December 2021
	100,000	July 30, 2018	$0.43	July 30, 2023
Peter Lewis Director	10,000	September 5, 2013	$5.50	September 5, 2020
	30,000	December 7, 2016	$0.60	December 7, 2021
	50,000	July 30, 2018	$0.43	July 30, 2023
Peter Lowry Director	80,000	July 30, 2018	$0.43	July 30, 2023
Andrew Schutte	30,000	July 30, 2018	$0.43	July 30, 2023

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

Common Shares

The following table sets forth, as of July 24, 2020, the only persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Andrew Schutte	4,367,203(2)	13.67%(3)
YOFOTO (China) Health Industry Co.	5,357,900	16.78%
Jamie MacKay	2,235,833	7.00%

(1) Based on 31,936,816 common shares issued and outstanding as at July 24, 2020, and the number of shares issuable upon the conversion of Class A Preference Shares, the exercise of stock options and warrants which are exercisable within 60 days of July 24, 2020.

(2) Includes: (i) 3,016,878 Shares held directly by Mr. Schutte, (ii) 757,575 common shares issued on the conversion of Class A Preference Shares at a conversion price of $0.33 per Class A Preference Share held directly by Mr. Schutte, (iii) 30,000 options held directly by Mr. Schutte, each of which is exercisable into one common share exercisable at a price of $0.43 per common share until July 30, 2023 and (iv) 562,750 Warrants held directly by Mr. Schutte, each of which is exercisable into one common share at a price of $0.36 per common share until July 15, 2023.

(3) Based on 33,287,141 common shares outstanding on a partially-diluted basis comprised of: (i) 31,936,816 common shares, (ii) 757,575 common shares that may be issuable on conversion of Class A Preference Shares, (iii) 30,000 common shares that may be issuable on exercise of stock options and (iv) 562,750 common shares that may be issuable on exercise of warrants, all held directly by Andrew Schutte.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

Class A Preference Shares

The following table sets forth, as of July 24, 2020, the only persons known to us to be the beneficial owner of more than five (5%) of our Class A Preference Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Andrew Schutte	250,000	22.95%

(4) Based on 1,089,125 Class A Preference Shares issued and outstanding as at July 24, 2020

The following table sets forth the number of our issued and outstanding common shares and Class A Preference Shares that are held by record holders in the United States.

Class	Number of Shareholders	Total Securities Held	Percentage of Securities
Common Shares	36	5,395,381	16.89%(1)
Class A Preference Shares	1	250,000	22.95%(2)
(1)	Based on 31,936,816 common shares issued and outstanding as of July 24, 2020.
(2)	Based on 1,089,125 Class A Preference Shares issued and outstanding as of July 24, 2020

To our knowledge we are not directly or indirectly owned or controlled by another company, a foreign government or any other natural or legal person, severally or jointly.

To our knowledge, there are no arrangements the operation of which may, at a subsequent date, result in a change in the control of our company.

B. Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2018 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals' families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.  For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence.

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2019	December 31, 2018	December 31, 2017
Research and development fees owing to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	$18,376	$160,811	$60,000
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$25,750	$30,671	$15,250
Dr. Petra Goessens-Rueck	$12,199	$-	$-
General and administrative fees (salaries) owed to:
David Hall, a director of our company	$11,500	$47,000	$101,000
Lee Buckler, a director and officer of our company	$3,069	$131,332	$12,310
Peter Jensen, a former director of our company	$-	$13,500	$13,500
Peter Lewis, a director of our company	$9,750	$37,250	$26,500
Geoff MacKay, a former director of our company	$2,500	$34,387	$23,637
John Challis, a former director of our company	$-	$5,000	$26,500
Hugh Rogers, a former director of our company	$-	$53,550	$31,000
Tom Kordyback, a former CFO of our Company	$-	$18,000	$-
Larissa Huang, a director of our company	$-	$3,250	$-
Peter Lowry, a director of our company	$12,999	$173,250	$-
Andrew Schutte, a director of our company	$11,159	$3,250	$-
Gavin Ye, a director of our company	$-	N/A	N/A
Total	$107,302	$726,501	$309,697

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

We incurred the following transactions with companies that are controlled by directors and/or officers of our company. The transactions were measured at the amount established and agreed to by the parties.

	December 31, 2019	December 31, 2018	December 31, 2017
Research and development and general and administration fees paid to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	$44,879	$100,000	$180,000
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$35,000	$25,000	-
Hugh Rogers, a former director of our company	$-	$27,000	$33,000
Peter Lowry, a director of our company	$-	$220,000
Total	$79,879	$372,000	$213,000

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, our chief executive officer and our chief financial officer. For details regarding the compensation, please see Item 6.B.

	December 31, 2019	December 31, 2018	December 31, 2017
General and administrative - salaries	$336,000	$380,435	$240,000
Directors' fees	$70,500	$54,750	$55,000
Stock-based compensation	$26,275	$293,367	$115,800
Total	$432,775	$728,552	$410,800

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

Audited Annual Financial Statements as at December 31, 2019 and 2018:

Independent Auditor's Report of BDO Canada LLP, dated July 31, 2020;

Consolidated Statements of Financial Position as at December 31, 2019 and 2018;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, 2018 and 2017;

Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2019, 2018 and 2017;

Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and

Notes to the Consolidated Financial Statements.

The audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 can be found under "Item 17 Financial Statements".

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

B. Significant Changes

There were no significant changes in our financial affairs since December 31, 2019.

ITEM 9 The Offer and Listing

A. Offer and Listing Details

Price History

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board or the OTCQB, as applicable, currently under the symbol "REPCF".  Since January 13, 2014, our common shares have been trading on the TSX Venture Exchange, under the symbol "RP".  Since September 2012, our common shares have been trading on the Berlin Stock Exchange under the symbol P6P2 and code number A2APX7.  On August 10, 2016, we effected a ten (10) for one (1) reverse split.

The trading price and volume of our company's common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. Because our common shares are only sporadically traded on the OTCQB and the TSX Venture Exchange, shareholders may find it difficult to liquidate their common shares, or purchase new common shares, at certain times.

All of our common shares are issued in registered form. The transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.661.0271; Facsimile: 604.661.9549).

Our Class A Preference Shares are not listed on any stock exchange.

B. Plan of Distribution

Not applicable.

C. Markets

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board or the OTCQB, as applicable, under the symbol "REPCF"; since January 13, 2014 on the TSX Venture Exchange; and, since September 2012, on the Berlin Stock Exchange under the symbol P6P2 and code number A2APX7. Our common shares are not currently listed for trading on any other market or quotation system. On January 10, 2014, we delisted from the Canadian Securities Exchange (formerly the CNSX).

Our Class A Preference Shares are not listed on any stock exchange.

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

Our Articles do not restrict a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, vote compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of Class A Shares without par value. Our Class A Shares may be issued in one or more series and our board of directors may fix the number of shares which is to comprise each series and designate the rights, privileges, restrictions and conditions attaching to each series. On August 2, 2019, our board approved the creation of a new class of Class A Shares to be designated as Class A Preference Shares of which 12,000,000 are authorized to be issued.  As of July 24, 2020, there are 1,089,125 Class A Preference Shares issued and outstanding.

Holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by us and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

The provisions in our Articles attaching to our common shares and Class A Shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the common shares and two-thirds of the Class A Shares, respectively, present in person or by proxy at any such meeting of holders.

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

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents. See the section entitled "Exchange Controls" below for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

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

Rights and Restrictions of Class A Preference Shares

The Class A Preference Shares have the following rights and restrictions:

Issue Price

The issue price for each Class A Preference Share shall be $0.40 per Class A Preference Share (the "Issue Price").

Rank

(a) All Class A Preference Shares shall be identical with each other in all respects.

(b) The Class A Preference Shares shall rank superior and in first priority to all common shares in the capital of the Company or shares of any other class of the Company as to dividends and upon liquidation, as described below. Any amounts herein shall be subject to appropriate adjustments in the event of any stock splits, consolidations and the like.

Voting Rights

The holders of the Class A Preference Shares (the "Class A Shareholders") shall not be entitled to receive notice of and to attend at and to vote in person or by proxy at any meetings of the holders of common shares. Class A Shareholders are entitled to receive notice and attend and to vote in person or by proxy at any meetings of the holders of Class A Preference Shares.

Dividends

Subject to the requirements of the Business Corporations Act (British Columbia), each holder of a Class A Preference Share shall be entitled to receive on the date fixed for payment thereof, and the Company shall pay, a fixed dividend which shall accrue on a daily basis (based on a 360 day year consisting of 12 30‐day months) in arrears at the rate of seven percent (7%) per annum on the paid up amount of Class A Preference Shares, which shall be paid out of the money properly applicable for the payment of dividends or, at the election (by delivery of a notice to the other party) of the Company or the Class A Shareholder and subject to the approval of the TSX Venture Exchange, by the issuance of common shares, to be determined at a price per common share equal to the Market Price (as such term is defined in the policies of the TSX Venture Exchange) as of the date such dividends become payable or such other date as may be required by the policies of the TSX Venture Exchange. Dividends shall accrue and be paid on the date determined by the Company in its sole discretion, provided that no interest will be paid on any accumulation of dividends. The holders of the Class A Preference Shares shall not be entitled to any dividends other than the dividends provided herein. The declaration of dividends on Class A Preference Shares shall in no way obligate the Company or the directors to declare dividends on any other class of shares. No dividends shall be declared or paid on the Class A Preference Shares if to do so would render the Company insolvent.

Conversion by Class A Shareholders

(a) For the purposes of this section, the "Conversion Price" is equal to $0.33.

(b) At any time commencing after the first issuance of Class A Preference Shares, the paid up amount of each Class A Preference Share may be converted at the Conversion Price, at the option of the Class A Shareholder thereof, into common shares upon:

(i) the Class A Shareholder delivering to the Company a duly completed and executed notice of conversion in the form as provided by the Company (the "Notice of Conversion"), specifying the aggregate number of Class A Preference Shares to be converted and the date on which such conversion is to be effected (the "Conversion Date"), which date shall not be more than thirty (30) days following the date of delivery of the Notice of Conversion, provided that if no Conversion Date is specified in the Notice of Conversion, then the Conversion Date shall be the date that is thirty (30) days following the date of delivery of the Notice of Conversion or such other earlier date as is determined by the Company in its sole discretion; and

(ii) the Class A Shareholder surrendering to the Company for cancellation the share certificate representing the Class A Preference Shares being converted pursuant to the Notice of Conversion.

(c) In the event that the Company delivers a Notice of Redemption (as defined herein) to a Class A Shareholder with respect to redeeming any Class A Preference Shares, the Class A Shareholder may with respect to the Class A Preference Shares indicated in the Notice of Redemption, provide to the Company a Notice of Conversion within thirty (30) days of receipt of such Company notice and the Class A Shareholder's Notice of Conversion shall take precedence over the Notice of Redemption.

(d) Upon the conversion of Class A Preference Shares

(i) the rights of a Class A Shareholder as a holder of the converted Class A Preference Shares shall cease; and

(ii) each person in whose name any certificate for common shares is issuable upon such conversion shall be deemed to have become the holder of record of the common shares represented by such certificate.

(e) No fractional common shares shall be issued upon conversion of any of the Class A Preference Shares. Instead of any fractional common shares that would otherwise be issuable upon conversion of the Class A Preference Shares, each such fractional common share shall be rounded down to the nearest whole common share and any shortfall shall be made up by the Company in cash.

(f) The Company shall not, by amendment of its notice of articles, articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this section, but shall at all times in good faith assist in the carrying out of all the provisions of this section and in the taking of any action necessary or appropriate in order to protect the conversion rights of the holders of the Class A Preference Shares against impairment.

Redemption by the Company

(a) Subject to the rights of the Class A Shareholder to convert the Class A Preference Shares into common shares as provided above, the Company may, in its discretion at any time (the "Redemption Date"), redeem any or all of the Class A Preference Shares by delivering to the Class A Shareholder a notice of redemption (the "Notice of Redemption") specifying the aggregate number of Class A Shares to be redeemed and the date on which such redemption is to be effected (the "Redemption Date"), which date shall not be more than ninety (90) days following the date of delivery of the Notice of Redemption, provided that if no Redemption Date is specified in the Notice of Redemption, then the Redemption Date shall be the date that is ninety (90) days following the date of delivery of the Notice of Redemption. The redemption price (the "Redemption Price") shall be: (i) $0.468 for the period from the date of issuance (the "Issue Date") to the date that is the first anniversary of the Issue Date; (ii) $0.536 for the period from the date that is the day after the first anniversary of the Issue Date to the date that is the second anniversary of the Issue Date; (iii) $0.604 for the period from the date that is the day after the second anniversary of the Issue Date to the date that is the third anniversary of the Issue Date; (iv) $0.672 for the period from the date that is the day after the third anniversary of the Issue Date to the date that is the fourth anniversary of the Issue Date; and (v) $0.740 for the period from the date that is the day after the fourth anniversary of the Issue Date and the date that is the fifth anniversary of the Issue Date. At any time prior to the date that is five (5) years from the date of issuance of the Class A Preference Shares (the "Required Redemption Date"), the Company may redeem any portion of the Class A Preference Shares, but on the Required Redemption Date, the Company shall redeem all remaining outstanding Class A Preference Shares at the applicable Redemption Price, subject to compliance with applicable laws.

(b) Subject to the provisions of the Business Corporations Act (British Columbia), the Company may, on the Redemption Date, redeem the number of Class A Preference Shares to be redeemed, and on the Required Redemption Date shall redeem all outstanding Class A Preference Shares by paying to the Class A Shareholder the applicable Redemption Price in respect of each redeemed Class A Preference Shares, together with all accrued but unpaid dividends. Payment may be made by certified cheque, bank draft or electronic transfer, and payment is deemed to be made on the date of mailing, delivery to a national or international courier or electronic transfer. Payment may be mailed or couriered to the address of the Class A Shareholder on the shareholder list of the Company. Upon fulfillment of such notice and payment, each such Class A Preference Shares shall be deemed cancelled. If such Class A Shareholder does not return for cancellation any Class A Preference Shares so redeemed, the Company may cancel said Class A Preference Shares with or without being in possession of the certificate representing such Class A Preference Shares.

Liquidation, Dissolution or Winding‐Up

(a)  In the event of any distribution of the assets of the Company (the "Assets") on the liquidation, dissolution or winding‐up of the Company, whether voluntary or involuntary, or in the event of any other distribution of the Assets among its shareholders for the purpose of winding‐up its affairs, the Class A Shareholders shall be entitled to receive and to be paid out of any Assets remaining available for distribution, before any payment or distribution is made, if any, to holders of any common shares or shares of any other class of the Company ranking junior to the Class A Preference Shares entitled to receive a portion of such remaining Assets, a liquidation preference equal to the applicable Redemption Price per Class A Preference Share, plus any accrued but unpaid dividends which such Class A Shareholder is entitled up until the date fixed for such liquidation, dissolution or winding‐up of the Company.

(b) Neither the sale of all or substantially all the Assets, nor a merger or consolidation of the Company's share capital into or with any other entity shall be deemed to be a voluntary or involuntary liquidation, dissolution, or winding‐up of the Company and be subject to the liquidation, dissolution and winding‐up rights set forth in this section.

Restrictions on Transfer

The Class A Preference Shares may not be transferred without the prior written consent of the board of directors of the Company.

Modification

The rights and restrictions attaching to the Class A Preference Shares as provided herein may be amended or repealed by the Company with the approval of the Class A Shareholders as provided for in the section below.

Approval of Holders of Class A Preference Shares

Any approval required to be given hereunder at any time by the Class A Shareholder shall, except as otherwise required by the Business Corporations Act (British Columbia), be given by an instrument or instruments in writing signed by the Class A Shareholders holding not less than two‐thirds of the then outstanding Class A Preference Shares or by resolution passed by at least two‐thirds of the votes cast at a meeting, or any adjournment or postponement thereof, of the Class A Shareholders duly called and at which a quorum was present. In the event that such approval is to be given at a meeting of the Class A Shareholders, a quorum for the meeting shall consist of the holders, present in person or represented by proxy, of not less than a majority of the Class A Preference Shares outstanding at the time of the meeting.

C. Material Contracts

Other than as described elsewhere in this annual report on Form 20-F, there are no material contracts which our company and TrichoScience have entered into during the last two years.

D. Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittances of dividends to shareholders not resident in Canada are subject to withholding tax in Canada. See the section entitled "Taxation" below.

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

The Investment Canada Act governs the direct or indirect acquisition of control of an existing Canadian business by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring "control" (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada, unless a specific exemption, as set out in the Investment Canada Act, applies. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor. In addition, the Investment Canada Act permits the Canadian government to review any investment where the responsible Minister has reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security. No financial threshold applies to a national security review. The Minister may deny the investment, ask for undertakings, provide terms or conditions for the investment or, where the investment has already been made, require divestment. Review can occur before or after closing and may apply to corporate re-organizations where there is no change in ultimate control.

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

Certain transactions relating to our common shares will generally be exempt from the Investment Canada Act, subject to the Minister's prerogative to conduct a national security review, including:

1. the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

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

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention (1980), as amended (the "Treaty"). This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of our company unless such share is "taxable Canadian property" (as defined in the Income Tax Act) of the non-resident holder. Our common shares generally will not be taxable Canadian property of a non-resident holder unless the non-resident holder alone or together with non-arm's length persons owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of the shares. In the case of a non-resident holder resident in the United States for whom shares of our company are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

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

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

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

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be "unqualified dividend income" and taxed to U.S. Holders at a maximum United States federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder's adjusted tax basis in such shares. Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder's holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to United States federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

We do not believe that we are a passive foreign investment corporation (a "PFIC"). However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse tax consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder's holding period for the shares. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status. However, regardless of whether such elections are made, dividends paid by a PFIC will not be "qualified dividend income" and will generally be taxed at the higher rates applicable to other items of ordinary income.

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

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Controls and Procedures

A. Disclosure Controls and Procedures

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the Exchange Act, our principal executive officer and principal financial officer evaluated our company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Based on this evaluation, these officers concluded that as of the end of the period covered by this annual report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our company's management, including our company's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading "Management's Report on Internal Control Over Financial Reporting." Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated. Our company intends to remediate the material weaknesses as set out below.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected.

B. Management's Report on Internal Control Over Financial Reporting

Our company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company. Our company's internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that our company's receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2019 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2019 due to the following material weaknesses: (i) a lack of written policies and procedures for accounting, financial reporting and corporate governance; and (ii) inadequate review of accounting entries and accounting positions; (iii) inadequate segregation of incompatible duties; and (iv) inadequate accounting for complex and/or unusual transactions.

Our company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2019. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2020 assessment of the effectiveness of our internal control over financial reporting.

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

Our internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

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

C. Changes in Internal Controls Over Financial Reporting

There were no significant changes in internal controls over financial reporting during the year ended December 31, 2019 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A Audit Committee Financial Expert

Our board of directors has determined that at least one member of its audit committee, being Mr. Peter Lewis, qualifies as an "audit committee financial expert" as defined in Item 16A(b) of Form 20-F. Mr. Lewis is also "independent" as that term is defined in Nasdaq Marketplace Rule 5605(a)(2).

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

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company's president. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission as Exhibit 14.1 to our annual report filed on July 15, 2004. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: RepliCel Life Sciences Inc., Suite 900 - 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1.

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed BDO Canada LLP, Chartered Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2019. The aggregate fees billed by BDO Canada LLP for audit services rendered for the audit of our annual financial statements and interim reviews of our quarterly financial statements for the fiscal years ended December 31, 2019 and December 31, 2018 were $111,500 and $82,750, respectively.

Audit Related Fees

For the fiscal year ended December 31, 2019, and 2018, the aggregate fees billed for audit related services by BDO Canada LLP were $nil and $nil, respectively.

Tax Fees

For the fiscal years ended December 31, 2019 and 2018, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP were $8,000 and $nil, respectively.

All Other Fees

For the fiscal years ended December 31, 2019 and 2018, the aggregate fees billed by BDO Canada LLP for other non-audit professional services, other than those services listed above, were $nil and $nil, respectively.

Pre-Approval Policies and Procedures

Our audit committee pre-approves all services provided by our independent auditors. All of the services and fees described under the categories of "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" were reviewed and approved by the audit committee before the respective services were rendered, and none of such services were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2019, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

ITEM 16F Change in Registrant's Certifying Accountant

None.

ITEM 16G. Corporate Governance

Not applicable.

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 17 Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements as at December 31, 2019 and 2018:

Independent Auditor's Report of BDO Canada LLP, dated July 31, 2020;

Consolidated Statement of Financial Position as at December 31, 2019 and 2018;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, 2018 and 2017;

Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2019, 2018 and 2017;

Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and

Notes to the Consolidated Financial Statements.

REPLICEL LIFE SCIENCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019, 2018 and 2017

(Stated in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders of RepliCel Life Sciences Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as of December 31, 2019 and 2018, the consolidated statements of comprehensive loss, changes in equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Emphasis of Matter Regarding Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has incurred a loss of $2,953,746 during the year ended December 31, 2019. These events or conditions, along with other matters as set forth in Note 2(a), indicate that a material uncertainty exists that may cast substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and to fulfill our other ethical responsibilities in accordance with these requirements.

We conducted our audits in accordance with the standard of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ "BDO CANADA LLP"

Chartered Professional Accountants

Vancouver, British Columbia

July 31, 2020

We have served as the Company's auditor since 2006.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Financial Position (Stated in Canadian Dollars)

As at	Notes	December 31, 2019	December 31, 2018
Assets

Current assets
Cash and cash equivalents		$23,929	$2,418,521
Guaranteed investment certificate		28,750	-
Sales taxes recoverable		16,524	49,504
Prepaid expenses and deposits		128,670	510,741
Contract asset	8	25,261	25,261
		223,134	3,004,027
Non-current assets
Contract Asset	8	189,976	215,237
Equipment	7	5,999	8,167

Total assets		$419,109	$3,227,431

Liabilities

Current liabilities
Accounts payable and accrued liabilities	11, 13	$747,583	$1,277,642
Contract liability	8	252,609	252,609
Preference shares	9	449,287	-
		1,449,479	1,530,251
Non-current liabilities
Contract liability	8	1,899,754	2,152,363
Total liabilities		3,349,233	3,682,614
Shareholders' deficiency
Common shares	10	28,960,095	28,507,565
Contributed surplus	10	4,622,624	4,596,349
Accumulated deficit		(36,512,843)	(33,559,097)
Total shareholders' deficiency		(2,930,124)	(455,183)

Total liabilities and shareholders' deficiency		$419,109	$3,227,431

Continuance of Operations	2(a)
Commitments and Contingencies	14
Events after the reporting date	18

Approved on behalf of the Board:

/s/ "David Hall"	/s/ "Lee Buckler"
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Comprehensive Loss (Stated in Canadian Dollars)

For the year ended	December 31, 2019	December 31, 2018	December 31, 2017

	$	$	$
Revenue
Licensing fees (Note 8)	252,609	121,114	-

Expenses
Research and development (Note 11)	2,196,364	709,260	2,541,722
General and administrative (Note 11)	1,074,100	2,151,154	3,450,193

Loss before other items	(3,017,855)	(2,739,300)	(5,991,915)
Other items:
Accretion on preference shares	(33,289)	-	-
Foreign exchange loss	(9,997)	(29,817)	(29,190)
Gain on debt settlement (Note 10 (b) i), ii)	107,395	-	-
Interest income	-	37	6,775

Net and comprehensive loss	$(2,953,746)	$(2,769,080)	$(6,014,330)

Basic and diluted loss per share	$(0.11)	$(0.12)	$(0.32)

Weighted average shares outstanding	27,679,504	22,661,001	18,680,021

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Cash Flows For the year-ended December 31, 2019 (Stated in Canadian Dollars)

	December 31, 2019	December 31, 2018	December 31, 2017

Operating activities

Net loss	$(2,953,746)	$(2,769,080)	$(6,014,330)
Add items not involving cash:
Accretion on preference shares	33,289	-	-
Amortization of contract asset	25,261	12,111	-
Revenue from contract liability (Note 8)	(252,609)	-	-
Depreciation (Note 7)	2,168	2,998	4,155
Gain on debt settlement (Note 10 (b) i), ii)	(107,395)	-	-
Stock-based compensation (Note 10 (e))	26,275	326,367	115,800

Changes in non-cash working capital balances:
Sales taxes recoverable	32,980	(962)	17,518
Prepaid expenses and deposits	382,071	(221,515)	(53,171)
Contract asset (Note 8)	-	(252,609)	-
Accounts payable and accrued liabilities	29,866	111,619	544,286
Contract liability (Note 8)	-	2,404,972	-
Net cash used in operating activities	(2,781,840)	(386,099)	(5,385,742)

Investing activities

Redemption (Purchase) of guaranteed investment certificate	(28,750)	-	1,450,000
Net cash provided by investing activities	(28,750)	-	1,450,000

Financing activities

Gross proceeds on issuance of common shares (Note 10)	-	2,563,919	4,320,497
Issuance of preference shares net of issuance costs	415,998	-	-
Proceeds on issuance of shares on exercise of warrants	-	-	371,551
Finder's fee (Note 10)	-	(256,392)	(319,965)
Net cash provided by financing activities	415,998	2,307,527	4,372,083

(Decrease) increase in cash and cash equivalents during the year	(2,394,592)	1,921,428	436,341

Cash and cash equivalents, beginning of the year	2,418,521	497,093	60,752

Cash and cash equivalents, end of the year	$23,929	$2,418,521	$497,093

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Changes in Equity (Deficiency) For the year-ended December 31, 2019 (Stated in Canadian Dollars)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2018	26,800,529	$28,507,565	$4,596,349	$(33,559,097)	$(455,183)

Common shares issued - Note 10 (b) i)	735,904	257,187	-	-	257,187

Common shares issued - Note 10 (b) ii)	751,318	195,343	-	-	195,343

Stock-based compensation - Note 10 (e)	-	-	26,275	-	26,275

Net loss for the year	-	-	-	(2,953,746)	(2,953,746)

Balance, December 31, 2019	28,287,751	$28,960,095	$4,622,624	$(36,512,843)	$(2,930,124)

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Changes in Equity (Deficiency) For the year-ended December 31, 2019 (Stated in Canadian Dollars)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2018	21,442,629	$26,182,073	$4,287,947	$(30,790,017)	$(319,997)

Common shares issued - Note 10 (b) iii	5,357,900	2,563,919	-	-	2,563,919

Share issuance costs - Note 10 (b) iii	-	(238,427)	(17,965)	-	(256,392)

Stock-based compensation - Note 10 (e)	-	-	326,367	-	326,367

Net loss for the year	-	-	-	(2,769,080)	(2,769,080)

Balance, December 31, 2018	26,800,529	$28,507,565	$4,596,349	$(33,559,097)	$(455,183)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2017	15,657,530	$21,910,238	$4,071,899	($24,775,687)	$1,206,450

Shares issued upon exercise of warrants for cash at $0.85	437,118	371,551	-	-	371,551

Common shares issued - Note 10 (b) iv & v	5,347,981	4,320,497	-	-	4,320,497

Finders fees - Note 10 (b) iv & v	-	(420,213)	100,248	-	(319,965)

Stock-based compensation - Note 10 (e)	-	-	115,800	-	115,800

Net loss for the year	-	-	-	(6,014,330)	(6,014,330)

Balance, December 31, 2017	21,442,629	$26,182,073	$4,287,947	($30,790,017)	($319,997)

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

1. Corporate Information

RepliCel Life Sciences Inc. (the "Company" or "RepliCel") was incorporated under the Ontario Business Corporations Act on April 24, 1967 but was continued from Ontario to British Columbia on June 22, 2011.  Its common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging.

The address of the Company's corporate office and principal place of business is Suite 900 - 570 Granville Street, Vancouver, BC, V6C 3P1.

2. Basis of Presentation

These consolidated financial statements for the year‐ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Subsidiaries are entities controlled by RepliCel. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.  The accompanying consolidated financial statements include the account of RepliCel Life Sciences Inc. and its wholly-owned subsidiary, Trichoscience Innovations Inc. ("Trichoscience").

The consolidated financial statements are presented in Canadian dollars, which is also the Company's functional currency, unless otherwise indicated.

The consolidated financial statements were authorized for issue by the Board of Directors on July 31, 2020.

Certain comparative figures have been reclassified to conform to the current year's presentation.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

a) Continuance of Operations

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2019, the Company is in the research stage, has accumulated losses of $36,512,843 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $2,953,746 during the year ended December 31, 2019. The Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company's ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

2. Basis of Presentation - continued

a) Continuance of Operations - continued

The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.  See Note 18 -Events after the Reporting Date.

If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

3. Critical Accounting Estimates and Judgements

RepliCel makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

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

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 10(d).

Revenue Recognition

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the goods and services transferred to the customer. For collaborative arrangements that fall within the scope of IFRS 15, the Company applies the revenue recognition model to part or all of the arrangement, when deemed appropriate. At contract inception, the Company assesses the goods or services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Significant judgment is involved in determining whether the transaction price allocated to the license fee should be recognized over the collaboration period or at the inception of the contract and the time period over which revenue is to be recognized.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

3. Critical Accounting Estimates and Judgements - continued

Revenue Recognition - continued

To determine the price of Licensing and Collaboration Agreement (See Note 8 - Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd.), the Company has to make a judgment and estimates in assessing the value assigned to the put options and of the warrants as attached to the placement (see Note 8 and 10 (b)iii).

Preference Shares

Replicel makes estimates on the issuance of preference shares which are compound instruments that consist of both an equity and a liability component.  Management is required to make estimates to determine the fair value of the components of the preference share issuance at the date that it is issued. The Company also needs to make estimates on the effective interest on preference shares to calculate amounts payable on redemption and inclusive of dividends.

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company's current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

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

b) Guaranteed investment certificate

Guaranteed investment certificate, bearing interest at 2.7%, matured on January 15, 2020 and was subsequently reinvested.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

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

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.  The Company has one cash-generating unit for which impairment testing is assessed.

An impairment loss is charged to the profit or loss, except to the extent it reverses gains previously recognized in other comprehensive loss/income.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

e) Revenue

IFRS 15 - Revenue from Contracts with Customers applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. In accordance with IFRS 15, the Company recognizes revenue when the Company's customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expect to receive in exchange for those goods or services.

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

Licenses of intellectual property including platform technology access: If the license to the Company's intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are not distinct from other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the related revenue recognition accordingly.

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

At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

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

Research and development milestones in the Company's collaboration agreements may include some, but not necessarily all, of the following types of events:

• initiation of Phase 2 clinical trials; and

• achievement of certain other technical, scientific or development criteria.

Regulatory milestone payments may include the following types of events:

• filing of regulatory applications for marketing approval in the Licensed Territories; and

• marketing approval in major markets in the Licensed Territories.

Royalties and commercial milestones: For arrangements that include sales-based royalties, including commercial milestone payments based on pre-specified level of sales, the Company recognizes revenue at the later of: i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). Achievement of these royalties and commercial milestones may solely depend upon performance of the licensee. Since inception to date, the Company has not recognized any royalty revenue or commercial milestone from any of its out-licensing arrangements.

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

The number of shares potentially issuable at December 31, 2019 that were not included in the computation of loss per share since their inclusion would have been anti-dilutive due to a loss in the periods presented. The loss per share totaled 5,623,184 (2018: 5,873,183; 2017: 14,148,898) consisting of 1,830,000 (2018: 2,080,000; 2017: 1,400,000) outstanding stock options; 3,793,184 (2018: 3,793,183; 2017: 12,748,898) warrants.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

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

j) Share-based Payments

The Company has adopted a stock option plan as described in (Note 10(c)).  In addition, certain of the Company's founders have entered into option agreements with consultants and employees of the Company.

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in contributed surplus in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized as stock based compensation expense (Note 10(e)).

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

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

k) Leases

All leases are accounted for by recognizing a right-of-use asset in equipment and a lease liability except for leases of low value assets and leases with a duration of 12 months or less. There were no lease liabilities or right-of-use assets recognized as at December 31, 2019.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Company's incremental borrowing rate on commencement of the lease is used. The Company determines its incremental borrowing rate as the rate of interest it would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Variable lease payments are expensed in the period to which they relate.

Further, lease terms are based on assumptions regarding extension terms that allow for operational flexibility and favorable future market conditions.

Subsequent to initial measurement, lease liabilities increase as a result of interest at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset, whichever is shorter.

l) Financial Instruments

Non-Derivative Financial Assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI") or at amortized cost. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

Financial Assets at FVTPL - Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains or losses arising from changes in the fair value of the financial assets held at FVTPL are included in the income statement in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

l) Financial Instruments - continued

Financial Assets at FVTOCI - Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs.  Subsequently, they are measured at fair value, with gains or losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial Assets as Amortized costs - Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any expected credit loss provision. They are classified as current assets or non-current assets based on their maturity date. Cash and cash equivalents and guaranteed investment certificates are classified under financial assets measured at amortized costs.

Financial assets are derecognized when they mature or are sold, and subsequently all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the income statement. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income.

Cash and cash equivalents and guaranteed investment certificates are classified under financial assets measured at amortized cost.

 Financial Liabilities

 The Company measures all its financial liabilities as subsequently measured at amortized cost. Financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where applicable, a shorter period.

Accounts payable and accrued liabilities and preference shares are classified as financial liabilities measured at amortized cost.

In terms of preference shares, the Company recognized initially at face value and as at December 31, 2019, recorded the accretion based on 5 years. No amount was bifurcated to the equity conversion option on initial recognition.  The financial instrument is measured at amortized cost.  Given the Company has an obligation to redeem the preference shares in 5 years at $0.74/share, the effective interest was accreted for the redemption amount and accrued cumulative dividends that will be settled in the future.

The put option pursuant to the Licensing and Collaboration Agreement with YOFOTO and embedded derivatives pursuant to the preference shares have nil value as at December 31, 2019 but are measured at FVTPL.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

l) Financial Instruments - continued

Impairment of financial assets at amortized cost

 The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial adoption, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For other receivables, the Company applies the simplified approach to providing the expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on the financial assets carried at amortized cost are reversed in subsequent periods. If the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. Given the nature and balances of the Company's receivables and the financial assets the Company has no material loss allowance as at December 31, 2019 and 2018.

m) Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company.  Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares, share options and warrants not denominated in a foreign currency are classified as equity instruments.  Incremental costs directly attributable to the issue of new shares, warrants, or options are shown in equity as a deduction, net of tax, from the proceeds.

The Company's common shares are classified as equity instruments.

5. Accounting Standards, Amendments and Interpretations

New Standards, Amendments and Interpretations Effective for the first time

 IFRS 16 Leases

On January 13, 2016, the IASB published a new standard, IFRS 16, eliminating the dual accounting model for lessees, which distinguished between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. The Company adopted IFRS 16 on January 1, 2019. The adoption of this standard had no material impact on the consolidated financial statements of the Company.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

5. Accounting Standards, Amendments and Interpretations - continued

IFRIC 23 Uncertainly Over Income Tax Treatments

This new standard, also to be effective for annual report periods beginning on or after January 1, 2019, clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments, addressing four specific issues:

  Whether an entity considers uncertain tax treatments separately;
  The assumptions an entity should make about the examination of tax treatments by taxation authorities;
  How an entity determines taxable profit or loss, taxes bases, unused tax losses, unused tax credits and tax rates; and
  How an entity considers changes in facts and circumstances.

The adoptions of this standard had no material impact on the Company's consolidated financial statements due to its taxable loss position.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

6. Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. ("TrichoScience") whereby RepliCel acquired the issued and outstanding shares of TrichoScience. Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. ("583885") in exchange for 440,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel's incoming Chief Executive Officer ("CEO"). 340,000 shares of RepliCel controlled by the Company's CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel's common shares on the acquisition date. This amount was determined to be US$5.00 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm's length parties at a price of US$5.00.  As at December 31, 2019, nil (2018: nil) common shares were held in escrow.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

7. Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost:
At December 31, 2018	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2019	14,249	41,751	56,000
Depreciation:

At December 31, 2018	11,433	36,400	47,833
Depreciation	563	1,605	2,168
At December 31, 2019	11,996	38,005	50,001
Net book value at December 31, 2019	$2,253	$3,746	$5,999

	Furniture and Equipment	Computer Equipment	Total

Cost:
At December 31, 2017	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2018	14,249	41,751	56,000

Depreciation:
At December 31, 2017	10,729	34,106	44,835
Depreciation	704	2,294	2,998
At December 31, 2018	11,433	36,400	47,833
Net book value at December 31, 2018	$2,816	$5,351	$8,167

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

8. Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd.

On July 10, 2018, the Company signed a definitive Licensing and Collaborative Agreement with YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO") to commercialize three of RepliCel's programs in Greater China subject to certain Canadian and Chinese approvals (the "Transaction").

The Transaction represents an investment in RepliCel by YOFOTO with milestone payments, minimum program funding commitments, and sales royalties in exchange for an exclusive 15-year license to three of RepliCel products for Greater China (Mainland China, Hong Kong, Macau and Taiwan) (the "Territory").

As part of the deal, YOFOTO invested CDN $5,090,005 in a private placement of RepliCel common shares at CDN $0.95 per share that included 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years.  The warrants have not yet been exercised (Note 10).

The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next four years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 1/3 of the shares issued in YOFOTO's initial investment back to the Company under certain conditions until January, 2027.

As part of the Transaction, the Company granted YOFOTO certain financing participation rights along with a board seat nomination. Upon YOFOTO meeting certain defined conditions, relevant Chinese patents, once issued in China, will be assigned to a YOFOTO-owned Canadian subsidiary, with detailed assignment reversion rights upon failure to meet defined targets.  At the date of these financial statements, no such Chinese patents have been assigned to YOFOTO.

On October 9, 2018, the $5,090,005 private placement was closed and the Company issued YOFOTO 5,357,900 RepliCel common shares which represented 19.9% of RepliCel's then-issued common shares.  In association with the YOFOTO deal, the Company agreed to pay success fee of ten percent (10%) of any upfront fees received by the Company and consequently, a fee of $509,001 was paid in this respect. In addition, the Company will be paying a success fee of five percent (5%) of any milestone fees and royalty fees received by the Company as a result of this License Agreement.

Contract Asset

The finders/success fees paid in connection with the YOFOTO Licensing and Collaboration Agreement of $509,001 was incurred to secure the YOFOTO License and Collaboration Agreement as well as to close the related private placement.  Consequently, the $509,001 finders/success fee was accounted for as a contract asset and as a share issuance cost.

The $509,001 fee was allocated between contract costs, share issuance costs and as an offset to the fair value of the related warrants.  The finders/success fee was allocated based on the relative fair values of these three items.  The contract asset is being amortized over the same period of time that the Company recognizes the upfront license revenue.

Contract liability

The proceeds of $5,090,005 from the placement was allocated to common shares and warrants issued based on their fair value at the date of issuance which was $2,563,919. The remaining $2,526,086 was allocated to Contract Liability to be recognized as License Fee revenue over a period of 10 years from the commencement date of the Agreement. No value was allocated to the put option on initial recognition and as at December 31, 2019.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

9. Preference shares

On September 12, 2019, the Company announced that it had completed the first tranche of a private placement pursuant to which it issued 1,089,125 Class A Preference shares at a price of $0.40 per share for aggregate gross proceeds of $435,650.

The finalized terms of the private placement were follows and carry certain rights and restrictions, which include:

  a fixed dividend rate which shall accrue on a daily basis (based on a 360 day year consisting of 12 30-day months) at a rate of seven (7%) per annum;
  the right of the Class A Shareholder to convert the paid up amount of each Class A Share, from time-to-time, into shares of the Company (each, a "Share") at any time prior to the date that is five (5) years from the date of issuance of the Class A Shares at a conversion price of $0.33;
  voting rights only on matters pertaining to Class A Shares until they are converted to common shares at which time all voting rights attach; and
  a first priority over all Shares or shares of any other class of the Company as to dividends and upon liquidation.

Subject to the earlier conversion by Class A shareholders and compliance with applicable laws, the Company may, in its discretion at any time, prior to the date that is five (5) years from the date of issuance of the Class A Shares (the "Required Redemption Date") redeem all of the Class A Shares at a price (the "Redemption Price") of:

(i) $0.468 per Class A Share for the period from the date of issuance (the "Issue Date") to the date that is the first anniversary of the Issue Date;

(ii) $0.536 for the period from the date that is the day after the first anniversary of the Issue Date to the date that is the second anniversary of the Issue Date;

(iii) $0.604 for the period from the date that is the day after the second anniversary of the Issue Date to the date that is the third anniversary of the Issue Date;

(iv) $0.672 for the period from the date that is the day after the third anniversary of the Issue Date to the date that is the fourth anniversary of the Issue Date; and

(v) $0.740 for the period from the date that is the day after the fourth anniversary of the Issue Date and the date that is the fifth anniversary of the Issue Date.

On the Required Redemption Date, the Company must redeem all remaining outstanding Class A Shares at the Redemption Price, subject to compliance with applicable laws.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

9.  Preference shares - continued

The financial instrument is being measured at amortized cost.  Given the Company has an obligation to redeem the preference shares in 5 years at $0.74/share, the effective interest was accreted for the redemption amount and accrued cumulative dividends that will be settled in the future.

The Company paid $19,652 cash finder's fees to one finder.

10.  Share Capital

a) Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

b)  Issued and Outstanding:

During the year-ended December 31, 2019:

i) The Company announced on October 10, 2019 a debt settlement in the amount of $210,369 owed by the Company to certain creditors ("Creditors") by the issuance of 751,318 common shares (each, a "Share") of the Company at a price of $0.280 per Share. The Settlement Agreements were signed on September 11, 2019; however, the debt was not settled until October 10, 2019 when the transaction was approved by the TSX Venture Exchange. The securities are subject to a statutory hold period of four months and one day. The Company reported a gain on this debt settlement in the amount of $15,027.

ii) The Company announced on January 17, 2019 a debt settlement in the amount of $349,555 owed by the Company to certain creditors ("Creditors") by the issuance of 735,904 common shares (each, a "Share") of the Company at a price of $0.475 per Share. The Settlement Agreements were signed on November 20, 2018; however, the debt was not settled until January 15, 2019 when the transaction was approved by the TSX Venture Exchange. The securities are subject to a statutory hold period of four months and one day. The Company reported a gain on this debt settlement in the amount of $92,368.

During the year-ended December 31, 2018:

iii) On July 10, 2018, the Company signed the definitive agreement with YOFOTO to commercialize three of RepliCel's programs in Greater China subject to the certain Canadian and Chinese approvals of the transaction (the "Transaction").

The Transaction represents an investment in RepliCel by YOFOTO along with milestone payments, minimum program funding commitments, and sales royalties in exchange for an exclusive 15-year post-commercialization license to three of RepliCel products for Greater China (Mainland China, Hong Kong, Macau and Taiwan) (the "Territory"). As per Agreement, YOFOTO has up to 10 years to advance to pre-commercialization for 2 of the 3 products and for the third one, within 12 months of regulatory and commercial approvals.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

10.  Share Capital - continued

b)  Issued and Outstanding:

As part of the deal, YOFOTO agreed to invest CDN $5,090,005 (see note 8 - allocation of investment) in a private placement of RepliCel common shares at CDN $0.95 per share to include 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years. The warrants are restricted from being exercised without shareholder approval if the exercise of the warrants would increase YOFOTO's ownership of RepliCel's issued and outstanding shares over 19.9%.  In association with the private placement, the Company paid a finder's fees of $252,392.

The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next five years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 1/3 of the shares issued in YOFOTO's initial investment back to the Company under certain conditions until July 2027.

See Note 8 for the details of the Licensing and Collaboration Agreement between RepliCel and YOFOTO.

During the year-ended December 31, 2017:

iv) On February 24, 2017, the Company completed a private placement of 2,532,100 units for gross proceeds of $3,165,264. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional share for a period of three years from the closing of the financing at a price of $2.00 per share.

Echelon Wealth Partners Inc. ("Echelon"), Haywood Securities Inc. and Clarus Securities Inc. (collectively, the "Agents") acted as agents with respect to the Brokered Financing. Echelon received a commission of $218,130 and the Agents received agents' warrants to purchase an aggregate of 174,504 Shares of the Company at a price of $2.00 per share for a period of three years from closing of the Financings. Echelon also received a corporate finance fee of $44,800 and 15,000 agent's warrants in connection with the Non-Brokered Financing.

The fair value of the agent's warrants was $100,248. The fair value of the agent's warrants has been estimated using the Black Scholes option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield - 0% (2) expected volatility - 96.81% (3) risk free rate - 1.11% (4) expected life - 36 months. The agents were paid a finders fees in the sum of $28,669.

v) On October 19, 2017, the Company completed a non-brokered private placement of 2,815,881 shares of $0.41 per share for gross proceeds of $1,154,511. It has paid additional finder's fees of $28,366. There were no warrants attached to the financing.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

10.  Share Capital - continued

c) Stock Option Plans:

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

d) Fair value of Company Options Issued from January 1, 2017 to December 31, 2019

There were no stock options granted during the year ended December 31, 2019.

On July 31 and August 1, 2018, the Company granted 1,060,000 and 50,000 stock options to certain directors, officers, consultants and employees of the Company respectively for the purchase of up to an aggregate of 1,110,000 common shares of the Company pursuant to the Company's Stock Option Plan. Each option granted to the Optionees is exercisable for a period of 5 years at an exercisable price of $0.43 per Share. 910,000 vested immediately and 200,000 options shall vest in equal amounts each calendar quarter over the next 24 months.

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

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	2019	2018	2017
Risk fee rate	-	2.19%	1.11%
Expected life (years)	-	5	5
Volatility	-	104%	154%
Expected Dividend	$-	$-	$-
Expected forfeiture rate	0%	0%	0%
Exercise price	$-	$0.43	$1.64
Grant date fair value	$-	$0.33	$1.54

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

10.  Share Capital - continued

e) Stock-based Compensation

The Company recognized a fair value of $26,275 (2018: $326,367; 2017: $115,800), as stock based compensation expense for stock options granted under the Company's Stock Option Plan for the years ended December 31, 2018 and 2017.

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2019	2,080,000	$0.79
Cancelled	(250,000)	0.91
Outstanding, December 31, 2019	1,830,000	0.77
Exercisable, December 31, 2019	1,755,000	$0.79

Outstanding, January 1, 2018	1,400,000	$2.04
Granted	1,110,000	0.43
Cancelled	(430,000)	0.69
Outstanding, December 31, 2018	2,080,000	$0.79
Exercisable, December 31, 2018	1,905,000	$0.82
Outstanding, January 1, 2017	1,417,000	$2.89
Granted	75,000	1.64
Expired	(77,000)	0.65
Cancelled	(15,000)	0.99
Outstanding, December 31 2017	1,400,000	$2.04
Exercisable, December 31, 2017	1,400,000	$2.04

As at December 31, 2019, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.43 - $8.50 and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 2.88 years. The Remaining unrecognized stock based compensation as of December 31, 2019 was $3,409 (2018: $31,285).

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

10.  Share Capital - continued

f)  Warrants

The number of warrants outstanding at December 31, 2019 and 2018, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Expiry
February 24, 2017	2,721,604	$2.00	February 24, 2020
October 9, 2018	1,071,580	$0.95	October 9, 2020
Outstanding, December 31, 2019 and 2018	3,793,184	$1.70

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding, December 31, 2017	12,748,898	$1.50
Issued	1,071,580	0.95
Expired	(10,027,294)	0.83
Outstanding, December 31, 2018	3,793,184	$1.70
Expired	-	-
Outstanding, December 31, 2019	3,793,184	$1.70

The weighted-average grant date fair value of warrants issued was estimated using the following weighted average assumptions:

	December 31, 2019	December 31, 2018
Risk fee rate	-	2.31%
Expected life (years)	-	2
Volatility	-	104%
Expected Dividend	-	$-
Expected forfeiture rate	-	0%
Exercise price	-	$0.95
Grant date fair value	-	$0.45

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

11. Related Party Transactions

Related party balances

The following amounts due to related parties are included in accounts payable and accrued liabilities:

	December 31, 2019	December 31, 2018
Companies controlled by directors of the Company	$48,375	$214,361
Directors or officers of the Company	58,927	512,140
	$107,302	$726,501

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the amount agreed to by the parties.

	December 31, 2019	December 31, 2018	December 31, 2017
Research and development	$166,023	$125,000	$180,000
General and administration	-	247,000	33,000
	$166,023	$372,000	$213,000

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2019	December 31, 2018	December 31, 2017
General and administrative - salaries and contracts	$336,000	$380,435	$240,000
Directors' fees	70,500	54,750	55,000
Stock-based compensation	26,275	293,367	115,800
	$432,775	$728,552	$410,800

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

12.  Income Taxes

a) Income tax recognized in profit or loss:

	2019	2018	2017

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	-	-	-
Deferred tax expense	-	-	-
Total	-	-	-

b) Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2019	2018	2017

Net income (loss) for the year before taxes	$(2,953,746)	$(2,769,080)	$(6,014,330)
Combined federal and provincial income tax rate	27.00%	27.00%	26.00%
Expected income tax expense (recovery)	(797,000)	(748,000)	(1,564,000)
Increase (decrease) resulting from
Non-deductible and others items	(48,000)	30,000	(313,000)
Change in unrecognized deferred tax assets	845,000	718,000	1,877,000
Income tax expense	$-	$-	$-

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

12. Income Taxes - continued

c) The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2019	2018

Deferred tax assets
Non-capital losses	$7,970,000	$7,048,000
Equipment and other	224,000	224,000
Temporary differences relating to intellectual property costs	-	-
Foreign tax credit	412,000	412,000
Un-deducted SR&ED expenditure pool	412,000	412,000
Investment tax credit	196,000	196,000
Share issuance costs	149,000	226,000
Unrecognized deferred tax assets	(9,363,000)	(8,518,000)
	$-	$-

Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods.  No deferred tax asset has been recognized as this criteria has not been met.

At December 31, 2019, the Company has Canadian non capital losses totalling approximately $29,517,000 that expire beginning in 2027:

Year of Expiry	Amount
2026	6,000
2027	16,000
2028	533,000
2029	863,000
2031	1,664,000
2032	2,290,000
2033	39,000
2034	3,908,000
2035	4,356,000
2036	3,583,000
2037	6,062,000
2038	2,790,000
2039	3,407,000
$29,517,000

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

13.  Financial Instruments and Risk Management

As at December 31, 2019, the Company's financial instruments are comprised of cash and cash equivalent, accounts payable and accrued liabilities and preference shares. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

   Currency risk;
   Credit risk;
   Liquidity risk; and
   Interest rate risk.

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company's objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company's exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the Euros and US Dollars as certain expenditures and commitments are denominated in Euros and USD Dollars and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At December 31, 2019 the Company held US dollar cash balances of $605 (US$466) (December 31, 2018: $15,101 or US$11,069). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$6 (US$5) on the cash balance held December 31, 2019.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company's credit risk is primarily attributable to its cash and cash equivalent. The Company limits exposure to credit risk by maintaining its cash and cash equivalent with large financial institutions.  The Company's maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company's holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

13.  Financial Instruments and Risk Management - continued

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2019:

Years of Expiry	Financial Instruments	Amounts

Within 1 year	Accounts payable and accrued liabilities	$741,313
Within 2 to 5 years	Preference shares	$449,287
Total		$1,190,600

Contained within accounts payable and accrued liabilities is $186,220 of accrued liabilities at December 31, 2019 (2018: $406,942). Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company's cash and cash equivalent is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

There were no changes to the Company's fair value measurement levels during the year ended December 31, 2019 (2018: no change). The Company does not have any level 3 fair value measurements (2018: none).

14. Commitments and Contingencies

The Company has entered into a Collaboration and Technology Transfer Agreement with Shiseido Company Limited who have alleged RepliCel breached obligations in the agreement, which may allegedly be terminal to future obligations pursuant to the agreement.  The Company has vigorously denied the existence of such a breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement.  No litigation or the triggering of other dispute mechanisms has been entered into by either party and the Company's management is actively seeking to continue discussions and/or negotiations.  Management maintains the position that any data produced from clinical trials of the technology will, by agreement, be made available to the Company.

From time to time the Company is subject to claims and lawsuits arising from the in the ordinary course of operations.  In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company's financial position.

15. Capital Management

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary.  The Company manages its capital structure and makes adjustments to it to effectively support the Company's objectives. In order to continue advancing its technology and to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders' equity, preference shares and working capital as components of its capital base.  The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program.  Management primarily funds the Company's expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

15. Capital Management - continued

shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company's investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. There has been no change in the Company's approach to capital management during the year-ended December 31, 2019.

16.  Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the years ended December 31, 2019, 2018 and 2017.

During 2019, the Company entered into debt settlement agreements whereby the aggregate amount of $559,924 owed by the company to certain creditors were settled by the issuance of a total of 1,487,222 units.

17.  Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.

18.  Events after the Reporting Date

Subsequent to year-ended December 31, 2019, there was a global outbreak of COVID-19, which has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. governments regarding travel, business operations and isolation/quarantine orders. At this time, the extent of the impact that the COVID-19 outbreak may have on the Company is unknown as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the virus, and the duration of the outbreak, including the duration of travel restrictions, business closures, and quarantine/isolation measures that are currently, or may be put, in place by Canada, U.S. and other countries to fight the virus. The Company continues to monitor its impact of its operations and financing activities and assess the impact COVID-19 will have on its business activities. The extent of the effect of COVID-19 pandemic on the Company is uncertain, management does not expect the effect to be significant.

While the Company has not experienced a direct impact as a result of COVID-19, the raising of capital in this environment has been challenging and caused the delay in the closing of the private placement as disclosed below.

In May 2020, the Company obtained a $40,000 loan under the Canada Emergency Business Account (CEBA) under the following conditions:

- is an interest free loan until December 31, 2022;

- $10,000 of the $40,000 loan is eligible for complete forgiveness if $30,000 is repaid before December 31, 2022;

- if the CEBA loan is not repaid by December 31, 2022, it will be extended for an additional three-year term bearing an interest rate of 5% per annum.

 The CEBA loan may be repaid at any time without penalty.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

18. Events after the Reporting Date - continued

Private Placement

On July 15, 2020, the Company closed a first tranche of its private placement offering (the "Offering"), pursuant to which it sold an aggregate of 3,649,110 units (each, a "Unit"), at a price of $0.18 per Unit, for gross proceeds of $656,840.

Each Unit consists of one common share of the Company (each, a "Share") and one-half of one share purchase warrant (each whole warrant, a "Warrant"). One Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.36 per Share for a period of three years from closing of the Offering, subject to an acceleration provision such that in the event that the Shares have a closing price on the TSX Venture Exchange (the "Exchange") of greater than $0.45 per Share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the Offering, RepliCel may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given to the holder.

The Company did not pay any finder's fees in connection with the Offering.

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

4.7	Private Placement Agreement dated July 10, 2018 with YOFOTO (China) Health Industry Co. Ltd. (incorporated by reference from our Annual Report on Form 20-F, filed on April 30, 2019)
4.8	License and Collaboration Agreement dated July 10, 2018 with YOFOTO (China) Health Industry Co. Ltd. (incorporated by reference from our Annual Report on Form 20-F, filed on April 30, 2019)
(8)	List of Significant Subsidiaries
8.1	TrichoScience Innovations Inc., a company incorporated under the federal laws of Canada, all of the shares of which are beneficially owned by our company.
(11)	Code of Ethics
11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).
(12)	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Lee Buckler.
12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Simon Ma.
(13)	906 Certification
13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Lee Buckler.
13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Simon Ma.

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REPLICEL LIFE SCIENCES INC.

Per:	/s/ Lee Buckler
Lee Buckler
Chief Executive Officer, President and Director

Dated: August 4, 2020

Per:	/s/ Simon Ma
Simon Ma
Chief Financial Officer

Dated: August 4, 2020