Form 20-F/A
period 2019-12-31
REPLICEL LIFE SCIENCES INC.
filed 2021-03-31
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Facsimile: (604) 248-8690
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols(s)	Name of each exchange on which registered
Not Applicable	Not Applicable	Not Applicable

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
[  ] YES [  ] NO

Explanatory Note:

The purpose of this Amendment No. 1 to RepliCel Life Sciences Inc. Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on August 5, 2020 (the "Form 20-F"), is to include the amended and restated audited financial statements as at December 31, 2019 which were amended and restated to correct an error in previously audited and unaudited interim financial statements. Management of our company and our company's audit committee determined that an error was made in how a contingent liability included in our company's 2018 License and Collaboration Agreement with YOFOTO (China) Health Industry, Co. (the "Agreement") was measured and recorded. The error and required restatements pertain to the fact that the put liability included in the Agreement should have measured at the present value of the maximum potential exercise price of the put.  The put was initially determined to have $nil value for the purposes of our company's financial statements.  However management has now determined that the initial present value of the exercise price upon issuance was approximately $520,000.  In subsequent periods, the put liability will be recorded at amortized cost.  Because the transaction also involved a licensing and collaboration agreement and sale of common stock and warrants, the total contract price was reallocated to the various elements.  Accordingly, the contract liability, the contract asset and the value of the common shares and warrants issued in connection with the YOFOTO agreement were also amended. Additionally, license revenue, the amortization of the contract asset and the accretion recorded on the put liability have also been restated.  The consolidated statement of cash flows has also been restated to correct for these errors.

Changes have been made to the financial information under Item 3 - Key Information, Item 4 - Information on RepliCel Life Sciences Inc. and Item 5 - Operating and Financial Review and Prospects. All other information remains the same.

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

CURRENCY

Unless otherwise stated, "$", when used in this annual report on Form 20-F/A, refers to Canadian dollars and US$ refers to United States dollars.

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

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with IFRS)

	Year ended Dec. 31, 2019 (restated audited)	Year ended Dec. 31, 2018 (restated audited)	Year ended Dec. 31, 2017 (audited)	Year ended Dec. 31, 2016 (audited)	Year ended Dec. 31, 2015 (audited)
Net sales or operating revenues	$353,735	$167,661	$-	$-	$-
Total expenses	$3,280,576	$2,865,069	$5,991,915	$4,287,628	$5,046,928
Net income (loss) before other items	$(2,926,841)	$(2,697,408)	$(6,014,330)	$(4,271,294)	$(5,044,014)
Interest income	$-	$37	$6,775	$-	$14,733
Total comprehensive loss	$(3,004,159)	$(2,783,866)	$(6,014,330)	$(4,271,294)	$(5,044,014)
Basic and diluted loss per share	$(0.12)	$(0.13)	$(0.32)	$(0.54)	$(0.09)
Total assets	$505,467	$3,323,902	$846,026	$1,828,187	$415,920
Net assets	$(4,425,887)	$(1,900,533)	$(319,997)	$1,206,450	$(601,781)
Share capital	$27,529,531	$27,077,001	$26,182,073	$21,910,238	$16,498,743
Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	24,107,122	21,853,646	18,680,021	7,952,312	5,687,544
Long-term liabilities	3,380,750	3,593,058	-	-	-

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

We have generated $4,641,796 in licensing revenues from our operations to date. This revenue was the payment of an upfront fee of $4,120,400 pursuant to a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited ("Shiseido") and $521,396 pursuant to a License and Collaboration Agreement with YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO") for certain development and commercialization rights to certain products (the "Licensed Technology") for Greater China (Hong Kong, People's Republic of China, Macau, and Taiwan) (the "Licensed Territory"). This revenue was not recurring revenue from our operations and we may not obtain similar revenue in the future.

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

RepliCel is at risk of a possibility of YOFOTO not being able to discharge its obligations in the Agreement and thereby causing RepliCel not to receive its scheduled milestone payments. Should it be deemed not to be YOFOTO's fault in not meeting its milestone targets, the Company may have the risk of having YOFOTO exercising its put options and have RepliCel buy back 2/3 of the shares issued in exchange for YOFOTO's Upfront Payment.

There is potentially a risk of YOFOTO not protecting RepliCel's intellectual property in the Licensed Territory in the event an actual or alleged infringement, by a third party.

As of December 31, 2019, we had accumulated $36,578,042 in net losses since inception. Our business is focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

We had cash and cash equivalents in the amount of $23,929 and a working capital deficit of $1,317,357 as of December 31, 2019. The Company anticipates that it will require approximately $1,700,000 to proceed with its plan of operations focused on completing the RCI-02 device, meeting its obligations to support YOFOTO's activities in Greater China, and preparing for next-phase clinical development and commercialization in Japan over the twelve-month period ended December 31, 2020.

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

We have incurred an accumulated deficit of $36,578,042 for the cumulative period from September 7, 2006 (inception) to December 31, 2019.  We anticipate generating losses for at least the next 12 months.  As at December 31, 2019 we had a working capital deficit of $1,317,357 (2018: working capital of $1,382,763) and a deficit of $4,425,887 (2018: deficit of $1,900,533), and we will require additional funding to continue our research and development activities, which casts substantial doubt about our company's ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

On September 1, 2015, the Company announced it had received clearance from the German Competent Authority, the Paul-Ehrlich-Institute, to initiate a Phase 1 clinical trial to investigate the potential safety and efficacy of injecting RCS-01 into subjects with aged or UV-damaged skin. This trial was a randomized, double-blinded, placebo-controlled study of intradermal injections of RCS-01 designed to assess local safety as well as systemic safety. This trial is now complete with data announced early April 2017 in which the primary endpoint, safety, was successfully established and secondary endpoints related to measurements of the impact on biomarkers related to skin-aging were significantly positive.  A summary of the phase 1 clinical study data was published in the peer-reviewed journal, Skin Pharmacol Physiol.

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

A. Operating Results

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

	Year ended December 31,		Change 2019 to 2018
	2019 ($) (Restated)	2018 ($) (Restated)	Increase/ (Decrease) ($)	Percent Change
Revenue	353,735	167,661	186,074	111%

Expenses
Research and development	2,196,364	709,260	1,487,104	210%
General and administrative	1,084,212	2,155,809	(1,071,597)	(50%)
Other items	77,318	86,458	(9,140)	(10%)
Total loss	(3,004,159)	(2,783,866)	(220,293)	8%

There was $353,735 (2018 - $167,661) revenue - License fees from operations for the years ended December 31, 2019 and 2018, respectively.  The increase in the license fees was as a result of the licensing revenues being for a full year in 2019 compared to licensing revenue earned in 2018 was from September 10, 2018 to December 31, 2018.

Research and Development expenses totaled $2,196,364 for the year ended December 31, 2019 compared to $709,260 for the year ended December 31, 2018. Research and Development expenses are higher during the year ended December 31, 2019 than 2018 as a result of its improved working capital and focus on final development of its RCI-02 product.

General and administrative expenses totaled $1,084,212 for the year ended December 31, 2019 compared to $2,155,809 for the year ended December 31, 2018.  The decrease was primarily attributable to decreased administrative costs such as investor relations.

Other items for the year ended December 31, 2019 includes a gain on debt settlement of $107,395 which resulted from share for debt transactions which occurred on January and October of 2019.  It also includes accretion on preference shares in the amount of $33,289, accretion on put liability of $141,427 as well as a foreign exchange loss of $9,997.

Total comprehensive loss for the year ended December 31, 2019 was $3,004,159 or $0.12 per share on a basic and diluted basis compared to a net loss of $2,783,866 or $0.13 per share on a basic and diluted basis for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

	Year ended December 31,		Change 2018 to 2017
	2018 ($) (Restated)	2017 ($)	Increase/ (Decrease) ($)	Percent Change
Revenue	167,661	-	167,661	100%

Expenses
Research and development	709,260	2,541,722	(1,832,462)	(72%)
General and administrative	2,155,809	3,450,193	(1,294,384)	(38%)
Other items	86,458	22,415	64,043	286%
Total loss	(2,783,866)	(6,014,330)	(3,230,464)	(54%)

There was $167,661 (2017 - $Nil) revenue - License fees from operations for the year ended December 31, 2018 and 2017.  The increase in the license fees was because the agreement with YOFOTO wasn't entered into until September 10, 2018.

Research and Development expenses totaled $709,260 for the year ended December 31, 2018 compared to $2,541,722 for the year ended December 31, 2017. The decrease was the result of a decline in spending due to constraints on financial resources during the first three quarters ended December 31, 2018.

General and administrative expenses totaled $2,155,809 for the year ended December 31, 2018 compared to $3,450,193 for the year ended December 31, 2017.  The decrease was primarily attributable to constraints of financial resources and the Company focusing on streamlining its expenditures on general and administrative expenses until the three months ended December 31, 2018 when the Licensing and Collaboration Agreement was signed.

Total comprehensive loss for the year ended December 31, 2018 was $2,783,866 or $0.13 per share on a basic and diluted basis compared to a net loss of $6,014,330 or $0.32 per share on a basic and diluted basis for the year ended December 31, 2017.

B. Liquidity and Capital Resources

Our annual audited consolidated financial statements have been prepared on a going concern basis which assumes that we will continue to realize our assets and discharge our obligations and commitments in the normal course of operations. At December 31, 2019, we had accumulated $4,641,796 in revenue from our business, had an accumulated deficit of $36,578,042 since incorporation and expected to incur further losses in the development of our business, which casts substantial doubt about our ability to continue as a going concern.  At December 31, 2019, we had a working capital deficit of $1,317,357. Additional working capital will be required for research and development along with general and administrative expenses and to further our business plans. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue as a going concern.

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

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating Activities

During the year ended December 31, 2019, $2,781,840 was used in net cash from operating activities compared to $524,038 of cash used in operating activities for the ended December 31, 2018. The increase in cash used by operating activities was a result of primarily increases in both research and development as well as general and administration activities for the year ended December 31, 2019.

Investing Activities

During the year ended December 31, 2019, the net used by investing activities was $28,750 (2018: $Nil).

Financing Activities

During the year ended December 31, 2019, the Company announced that it had completed the first tranche of a private placement pursuant to which it issued 1,089,125 Class A Preference Shares at a price of $0.40 per share for aggregate gross proceeds of $435,650.  The Company recorded $415,998 net of issuance costs for its preference shares issued in 2019.  During the year ended December 31, 2018, the Company engaged in a private placement for the sum of $1,397,389.

Additional working capital will be required for general and administrative expenses and to further our business plans.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Operating Activities

During the year ended December 31, 2018, $524,038 was used in net cash from operating activities compared to $5,385,742 of cash used in operating activities for the ended December 31, 2017. The decrease in cash used by operating activities was a result of primarily decreases in both research and development as well as general and administration activities for the first nine months of the year.

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

Financing Activities

During the year ended December 31, 2018, the Company engaged in a private placement for the sum of $1,397,389 compared to $4,372,083 in 2017.

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

The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next five years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 2/3 of the shares issued in YOFOTO's initial investment back to the Company under certain conditions for a period of 8.5 years from July 10, 2018.

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

The proceeds of $5,090,005 from the placement was allocated to common shares, the put liability and warrants issued based on their fair value at the date of issuance.  The common shares that were not subject to the put were recorded at their fair value of $715,280 ($794,755 less costs of $79,476); the 1,071,580 warrants issued were recorded at their fair value of $161,684 ($179,649 less costs of $17,965); and the put liability was recorded at the present value of the maximum potential exercise price of the put of $520,425 ($578,251 less costs of $57,825). The remaining $3,537,350 was allocated to contract liability to be recognized as license fee revenue over a period of 10 years from the commencement date of the Agreement.

Put liability

Under the Agreement, YOFOTO has the right to put back all of the common shares acquired in the event that it is unable to complete human clinical trials for the licensed technologies for reasons that are outside of YOFOTO's control on or before the date that is 8.5 years from the date of the Agreement.  Although the put option can be exercised independently for each of the three licensed technologies at a rate of 1/3 per licensed technology (RCT-01, RCS-01 and RCI-02), the terms of the Agreement provide that only 2/3s of the shares can be put back to RepliCel under conditions that RepliCel does not control.  As this represents an obligation to transfer cash under circumstances that are not within RepliCel's own control, the put option in connection with 2/3s of the shares issued under the Agreement is recognized as a liability.

The Company has recorded a put liability based on management's estimate of its fair value.  The fair value of this put liability was determined by calculating the present value of $3,393,337 repayable in 8.5 years discounted at 23%.  $3,393,337 is 2/3s of the private placement proceeds that are subject to the put liability.  After its initial recording at $520,426, the put liability will be recorded at amortized cost.

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

The audited consolidated financial statements prepared as at December 31, 2019 have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2019, the Company is in the research stage, has accumulated losses of $36,578,042 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $3,004,159 during the year ended December 31, 2019. As at date of this report, the Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company's ability to continue as a going concern.

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

Put Liability

RepliCel made estimates on the issuance of the put liability disclosed in Note 8 of the Financial Statements.  The put liability is a financial liability recorded initially at the present value of the potential exercise price of the put.  Management is required to make an estimate to determine the effective interest rate to appropriately discount the potential exercise price over the term of the put liability to its fair value at issuance.

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

F. Contractual Obligations

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2019:

Years of Expiry	Financial Instruments	Amounts

Within 1 year	Accounts payable and accrued liabilities	$741,313
Within 2 to 5 years	Preference shares	$449,287
Greater than 5 years	Put liability	$718,531
Total		$1,909,131

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

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2019:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Lee Buckler CEO, President, Corporate Secretary and Director	2019	240,000	Nil	26,375	Nil	Nil	Nil	Nil	266,375
Dr. Rolf Hoffmann Chief Medical Officer	2019	Nil	Nil	Nil	Nil	Nil	Nil	44,879	44,879
Dr. Kevin McElwee Chief Scientific Officer Founder of TrichoScience	2019	Nil	Nil	Nil	Nil	Nil	Nil	35,000	35,000
David Hall Chairman and Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	21,000	21,000
Peter Lewis Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	16,250	16,250
Peter Lowry	2019	Nil	Nil	Nil	Nil	Nil	Nil	15,250	15,250
Andrew Schutte	2019	Nil	Nil	Nil	Nil	Nil	Nil	12,250	12,250
Larissa Huang	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gavin Ye(2) Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Geoff MacKay(3) Former Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	9,000	9,000

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

For the preferred share offering directors participated and should disclose holdings: Andrew Schutte (250,000 units); David Hall (37,500 units); Peter Lewis (37,500 units) at a price of $0.40 per shares for $130,000 in total.

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

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2019	December 31, 2018	December 31, 2017
Research and development fees owing to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	$18,376	$160,811	$60,000
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$25,750	$30,671	$15,250
Dr. Petra Goessens-Rueck	$12,199	$-	$-
General and administrative fees (salaries) owed to:
David Hall, a director of our company	$11,500	$47,000	$101,000
Lee Buckler, a director and officer of our company	$3,069	$131,332	$12,310
Peter Jensen, a former director of our company	$-	$13,500	$13,500

	December 31, 2019	December 31, 2018	December 31, 2017
Peter Lewis, a director of our company	$9,750	$37,250	$26,500
Geoff MacKay, a former director of our company	$2,500	$34,387	$23,637
John Challis, a former director of our company	$-	$5,000	$26,500
Hugh Rogers, a former director of our company	$-	$53,550	$31,000
Tom Kordyback, a former CFO of our Company	$-	$18,000	$-
Larissa Huang, a director of our company	$-	$3,250	$-
Peter Lowry, a director of our company	$12,999	$173,250	$-
Andrew Schutte, a director of our company	$11,159	$3,250	$-
Gavin Ye, a director of our company	$-	N/A	N/A
Total	$107,302	$726,501	$309,697

Preference shares

Three directors of the Company purchased 325,000 preference shares for $130,000 in total. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

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

Three directors of the Company purchased 325,000 preference shares for $130,000 in total. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

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

Audited Annual Financial Statements as at December 31, 2019, 2018 and 2017:

Independent Auditor's Report of BDO Canada LLP, dated December 17, 2020;

Amended and Restated Consolidated Statements of Financial Position for the years ended December 31, 2019 and 2018;

Amended and Restated Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, 2018 and 2017;

Amended and Restated Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017;

Amended and Restated Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2019, 2018 and 2017; and

Notes to the Amended and Restated Consolidated Financial Statements.

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

ITEM 17 Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements as at December 31, 2019, 2018 and 2017:

Independent Auditor's Report of BDO Canada LLP, dated December 17, 2020;

Amended and Restated Consolidated Statements of Financial Position for the years ended December 31, 2019 and 2018;

Amended and Restated Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, 2018 and 2017;

Amended and Restated Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017;

Amended and Restated Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2019, 2018 and 2017; and

Notes to the Amended and Restated Consolidated Financial Statements.

REPLICEL LIFE SCIENCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

AMENDED AND RESTATED

For the years ended December 31, 2019, 2018 and 2017

(Stated in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders of RepliCel Life Sciences Inc.

Opinion on the Amended and Restated Consolidated Financial Statements

We have audited the accompanying amended and restated consolidated financial statements of RepliCel Life Sciences Inc. and subsidiaries (the "Company"), which comprise the amended and restated consolidated statements of financial position as of December 31, 2019 and 2018, the amended and restated consolidated statements of comprehensive loss, changes in equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "amended and restated consolidated financial statements"). In our opinion, the amended and restated consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Emphasis of Matter Regarding Going Concern Uncertainty

The accompanying amended and restated consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the amended and restated consolidated financial statements, the Company has incurred a loss of $3,004,159 during the year ended December 31, 2019. These events or conditions, along with other matters as set forth in Note 2(a), indicate that a material uncertainty exists that may cast substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter Regarding Amended and Restated Financial Statements

We draw attention to Note 19 to the amended and restated consolidated financial statements, which describes that the consolidated financial statements that we originally reported on July 31, 2020 have been amended and describes the matter that gave rise to the amendment of the consolidated financial statements. Our opinion is not modified in respect of this matter.

Basis for Opinion

These amended and restated consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's amended and restated consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audits of the financial statements in Canada, and to fulfill our other ethical responsibilities in accordance with these requirements.

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

Our audits included performing procedures to assess the risks of material misstatement of the amended and restated consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the amended and restated consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimated made by management, as well as evaluating the overall presentation of the amended and restated consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ "BDO CANADA LLP"

Chartered Professional Accountants

Vancouver, British Columbia

December 17, 2020

We have served as the Company's auditor since 2010.

REPLICEL LIFE SCIENCES INC. Amended and Restated Consolidated Statements of Financial Position (Stated in Canadian Dollars)

As at	Notes	December 31, 2019	December 31, 2018
Assets		(Restated - Note 19)	(Restated - Note 19)

Current assets
Cash and cash equivalents		$23,929	$2,418,521
Guaranteed investment certificate		28,750	-
Sales taxes recoverable		16,524	49,504
Prepaid expenses and deposits		128,670	510,741
Contract asset	8	35,374	35,374
		233,247	3,014,140
Non-current assets
Contract Asset	8	266,221	301,595
Equipment	7	5,999	8,167

Total assets		$505,467	$3,323,902

Liabilities

Current liabilities
Accounts payable and accrued liabilities	11, 13	$747,582	$1,277,642
Contract liability	8	353,735	353,735
Preference shares	9	449,287	-
		1,550,604	1,631,377
Non-current liabilities
Put liability	8	718,531	577,104
Contract liability	8	2,662,219	3,015,954
Total liabilities		4,931,354	5,224,435
Shareholders' deficiency
Common shares	10	27,529,531	27,077,001
Contributed surplus	10	4,622,624	4,596,349
Accumulated deficit		(36,578,042)	(33,573,883)
Total shareholders' deficiency		(4,425,887)	(1,900,533)

Total liabilities and shareholders' deficiency		$505,467	$3,323,902
Continuance of Operations	2(a)
Commitments and Contingencies	14
Events after the reporting date	18

Approved on behalf of the Board:

/s/ "David Hall"	/s/ "Lee Buckler"
Director	Director

The accompanying notes form an integral part of these amended and restated consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Amended and Restated Consolidated Statements of Comprehensive Loss (Stated in Canadian Dollars)

For the year ended	December 31, 2019	December 31, 2018	December 31, 2017
	(Restated - Note 19)	(Restated - Note 19)
	$	$	$
Revenue
Licensing fees (Note 8)	353,735	167,661	-

Expenses
Research and development (Note 11)	2,196,364	709,260	2,541,722
General and administrative (Note 11)	1,084,212	2,155,809	3,450,193

Loss before other items	(2,926,841)	(2,697,408)	(5,991,915)
Other items:
Accretion on preference shares	(33,289)	-	-
Accretion on put liability	(141,427)	(56,678)	-
Foreign exchange loss	(9,997)	(29,817)	(29,190)
Gain on debt settlement (Note 10 (b) i), ii)	107,395	-	-
Interest income	-	37	6,775

Net and comprehensive loss	$(3,004,159)	$(2,783,866)	$(6,014,330)

Basic and diluted loss per share	$(0.12)	$(0.13)	$(0.32)

Weighted average shares outstanding	24,107,122	21,853,646	18,680,021

The accompanying notes form an integral part of these amended and restated consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Amended and Restated Consolidated Statements of Cash Flows For the year-ended December 31, 2019 (Stated in Canadian Dollars)

	December 31, 2019	December 31, 2018	December 31, 2017
	(Restated - Note 19)	(Restated - Note 19)
Operating activities

Net loss	$(3,004,159)	$(2,783,866)	$(6,014,330)
Add items not involving cash:
Accretion on preference shares	33,289	-	-
Amortization of contract asset	35,374	16,766	-
Accretion of put liability (Note 8)	141,427	56,678	-
Revenue from contract liability (Note 8)	(353,735)	-	-
Depreciation (Note 7)	2,168	2,998	4,155
Gain on debt settlement (Note 10 (b) i), ii)	(107,395)	-	-
Stock-based compensation (Note 10 (e))	26,275	326,367	115,800

Changes in non-cash working capital balances:
Sales taxes recoverable	32,980	(962)	17,518
Prepaid expenses and deposits	382,071	(221,515)	(53,171)
Contract asset (Note 8)	-	(353,735)	-
Accounts payable and accrued liabilities	29,865	111,618	544,286
Contract liability (Note 8)	-	3,369,689	-
Net cash used in operating activities	(2,781,840)	524,038	(5,385,742)

Investing activities

Redemption (Purchase) of guaranteed investment certificate	(28,750)	-	1,450,000
Net cash provided by investing activities	(28,750)	-	1,450,000

Financing activities

Gross proceeds on issuance of common shares (Note 10)	-	974,404	4,320,497
Issuance of preference shares net of issuance costs	415,998	-	-
Put liability (Note 8)	-	520,426	-
Proceeds on issuance of shares on exercise of warrants	-	-	371,551
Finder's fee (Note 10)	-	(97,440)	(319,965)
Net cash provided by financing activities	415,998	1,397,390	4,372,083

(Decrease) increase in cash and cash equivalents during the year	(2,394,592)	1,921,428	436,341

Cash and cash equivalents, beginning of the year	2,418,521	497,093	60,752

Cash and cash equivalents, end of the year	$23,929	$2,418,521	$497,093

The accompanying notes form an integral part of these amended and restated consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Amended and Restated Consolidated Statements of Changes in Equity (Deficiency) For the year-ended December 31, 2019 (Stated in Canadian Dollars)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2019 (restated - Note 19)	23,228,596	$27,077,001	$4,596,349	$(33,573,883)	$(1,900,533)
Net loss for the year	-	-	-	(3,004,159)	(3,004,159)
Common shares issued - Note 10 (b) i)	735,904	257,187	-	-	257,187
Common shares issued - Note 10 (b) ii)	751,318	195,343	-	-	195,343
Stock-based compensation - Note 10 (e)	-	-	26,275	-	26,275
Balance, December 31, 2019 (restated - Note 19)	24,715,818	$27,529,531	$4,622,624	$(36,578,042)	$(4,425,887)

The accompanying notes form an integral part of these amended and restated consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Amended and Restated Consolidated Statements of Changes in Equity (Deficiency) For the year-ended December 31, 2019 (Stated in Canadian Dollars)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2018	21,442,629	$26,182,073	$4,287,947	$(30,790,017)	$(319,997)
Common shares issued - Note 10 (b) iii (restated - Note 19)	1,785,967	974,404	-	-	974,404
Share issuance costs - Note 10 (b) iii (restated - Note 19)	-	(79,476)	(17,965)	-	(97,441)
Stock-based compensation - Note 10 (e)	-	-	326,367	-	326,367
Net loss for the year	-	-	-	(2,783,866)	(2,783,866)
Balance, December 31, 2018 (restated - Note 19)	23,228,596	$27,077,001	$4,596,349	$(33,573,883)	$(1,900,533)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2017	15,657,530	$21,910,238	$4,071,899	($24,775,687)	$1,206,450
Shares issued upon exercise of warrants for cash at $0.85	437,118	371,551	-	-	371,551
Common shares issued - Note 10 (b) iv & v	5,347,981	4,320,497	-	-	4,320,497
Finders fees - Note 10 (b) iv & v	-	(420,213)	100,248	-	(319,965)
Stock-based compensation - Note 10 (e)	-	-	115,800	-	115,800
Net loss for the year	-	-	-	(6,014,330)	(6,014,330)
Balance, December 31, 2017	21,442,629	$26,182,073	$4,287,947	($30,790,017)	($319,997)

The accompanying notes form an integral part of these amended and restated consolidated financial statements.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

1. Corporate Information

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

The address of the Company's corporate office and principal place of business is Suite 900 - 570 Granville Street, Vancouver, BC, V6C 3P1.

2. Basis of Presentation

These amended and restated consolidated financial statements for the year‐ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  The consolidated financial statements for the years ended December 31, 2019 and 2018 were initial authorized for issue by the Board of Directors on July 31, 2020.  As a result of the restatement disclosed in Note 19, these consolidated financial statements have been amended and restated and authorized for issue by the Board of Directors on December 17, 2020.

Subsidiaries are entities controlled by RepliCel. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.  The accompanying amended and restated consolidated financial statements include the account of RepliCel Life Sciences Inc. and its wholly-owned subsidiary, Trichoscience Innovations Inc. ("Trichoscience").

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

a) Continuance of Operations

These amended and restated consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2019, the Company is in the research stage, has accumulated losses of $36,578,042 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $3,004,159 during the year ended December 31, 2019. The Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company's ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

2. Basis of Presentation - continued

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

If the going concern assumptions were not appropriate for these amended and restated consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

3. Critical Accounting Estimates and Judgements - continued

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

Put Liability

Replicel made estimates on the issuance of the put liability disclosed in Note 8.  The put liability is a financial liability recorded initially at the present value of the potential exercise price of the put.  Management is required to make an estimate to determine the effective interest rate to appropriately discount the potential exercise price over the term of the put liability to its fair value at issuance.

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

4. Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these amended and restated consolidated financial statements.

a) Cash and cash equivalents

Cash and cash equivalents include cash on hand with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

b) Guaranteed investment certificate

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

e) Revenue

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

At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

e) Revenue - continued

development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license, collaboration and other revenues and earnings in the period of adjustment. The process of successfully achieving the criteria for the milestone payments is highly uncertain. Consequently, there is a significant risk that the Company may not earn all of the milestone payments from each of its strategic partners.

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

g) Income Taxes

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

i) Foreign Currency Translation

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

j) Share-based Payments - continued

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

l) Financial Instruments - continued

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

Accounts payable and accrued liabilities, put liability and preference shares are classified as financial liabilities measured at amortized cost.

The Company recognizes a put liability initially at an estimate of its fair value.  The financial liability is measured at amortized cost and is accreted over the term of the put liability based on its effective interest rate.

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

l) Financial Instruments - continued

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

5. Accounting Standards, Amendments and Interpretations

New Standards, Amendments and Interpretations Effective for the first time

 IFRS 16 Leases

On January 13, 2016, the IASB published a new standard, IFRS 16, eliminating the dual accounting model for lessees, which distinguished between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. The Company adopted IFRS 16 on January 1, 2019. The adoption of this standard had no material impact on the amended and restated consolidated financial statements of the Company.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

5. Accounting Standards, Amendments and Interpretations - continued

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

The adoptions of this standard had no material impact on the Company's amended and restated consolidated financial statements due to its taxable loss position.

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

8. Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd.

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

As part of the transaction, YOFOTO invested CDN $5,090,005 in a private placement of RepliCel common shares at CDN $0.95 per share that included 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years.  The warrants have not yet been exercised (Note 10).

The transaction structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next four years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 2/3 of the shares issued in YOFOTO's initial investment back to the Company under certain conditions until January, 2027.

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

Contract Asset

The finders/success fee paid in connection with the YOFOTO Licensing and Collaboration Agreement of $509,001 was incurred to secure the YOFOTO License and Collaboration Agreement as well as to close the related private placement.  Consequently, the $509,001 finders/success fee was accounted for as a contract asset, a share issuance cost and a cost incurred in connection with the put obligation.

The $509,001 fee was allocated between contract costs, share issuance costs and as an offset to the fair value of the related warrants and as an offset to the fair value of the put liability.  The finders/success fee was allocated based on the relative fair values of these four items.  The contract asset is being amortized over the same period of time that the Company recognizes the upfront license revenue.

Contract liability

The proceeds of $5,090,005 from the placement was allocated based on the fair values of:

  the common shares that were not subject to the put - $715,280 ($794,755 less costs of $79,476);
  the 1,071,580 warrants issued - $161,684 ($179,649 less costs of $17,965); and
  the put liability - $520,426 ($578,251 less costs of $57,825).

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

8. Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd. - continued

The remaining $3,537,350 was allocated to Contract Liability to be recognized as License Fee revenue over a period of 10 years from the commencement date of the Agreement.

Put liability

Under the Agreement, YOFOTO has the right to put back all of the common shares acquired in the event that it is unable to complete human clinical trials for the licensed technologies for reasons that are outside of YOFOTO's controls on or before 8.5 years from the date of the Agreement.  Although the put option can be exercised independently for each of the three licensed technologies at a rate of 1/3 per licensed technology (RCT-01, RCS-01 and RCI-02), the terms of the Agreement provide that only 2/3s of the shares can be put back to RepliCel under conditions that RepliCel does not control.  As this represents an obligation to transfer cash under circumstances that are not within RepliCel's own control, the put option in connection with 2/3s of the shares issued under the Agreement is recognized as a liability.

The Company has recorded a put liability based on management's estimate of its fair value.  The fair value of this put liability was determined by calculating the present value of $3,393,337 repayable in 8.5 years discounted at 23%.  $3,393,337 is 2/3s of the private placement proceeds that are subject to the put liability.  After its initial recording at $520,426, the put liability will be recorded at amortized cost.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

9. Preference shares

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

9. Preference shares - continued

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

10. Share Capital - continued

b)  Issued and Outstanding:

As part of the deal, YOFOTO agreed to invest CDN $5,090,005 (see note 8 - allocation of investment) in a private placement of RepliCel common shares at CDN $0.95 per share to include 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years. The warrants are restricted from being exercised without shareholder approval if the exercise of the warrants would increase YOFOTO's ownership of RepliCel's issued and outstanding shares over 19.9%.  In association with the private placement, the Company paid a finder's fees of $97,441.

The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next five years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 2/3 of the shares issued in YOFOTO's initial investment back to the Company under certain conditions until July 2027.

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

10.  Share Capital - continued

c) Stock Option Plans:

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

10.  Share Capital - continued

e) Stock-based Compensation

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

10.  Share Capital - continued

f)  Warrants

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

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

Preference shares

Three directors of the Company purchased 325,000 preference shares for $130,000 (Note 9) in total.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

12.  Income Taxes

a) Income tax recognized in profit or loss:

	2019	2018	2017

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	-	-	-
Deferred tax expense	-	-	-
Total	-	-	-

b) Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2019 (restated)	2018 (restated)	2017

Net income (loss) for the year before taxes	$(3,004,159)	$(2,783,866)	$(6,014,330)
Combined federal and provincial income tax rate	27.00%	27.00%	26.00%
Expected income tax expense (recovery)	(811,000)	(751,000)	(1,564,000)
Increase (decrease) resulting from
Non-deductible and others items	(48,000)	30,000	(313,000)
Change in unrecognized deferred tax assets	859,000	721,000	1,877,000
Income tax expense	$-	$-	$-

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

12. Income Taxes - continued

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
$29,517,000

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

13.  Financial Instruments and Risk Management

As at December 31, 2019, the Company's financial instruments are comprised of cash and cash equivalent, accounts payable and accrued liabilities, put liability and preference shares. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

13.  Financial Instruments and Risk Management - continued

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2019:

Years of Expiry	Financial Instruments	Amounts

Within 1 year	Accounts payable and accrued liabilities	$741,313
Within 2 to 5 years	Preference shares	$449,287
Greater than 5 years	Put liability	$718,531
Total		$1,909,131

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders' equity, preference shares and working capital as components of its capital base.  The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program.  Management primarily funds the Company's expenditures by issuing share capital, rather than using capital sources that require fixed

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

15. Capital Management - continued

 repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto. The Company's investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. There has been no change in the Company's approach to capital management during the year-ended December 31, 2019.

16.  Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the amended and restated consolidated statements of cash flow. There were no non-cash transactions during the years ended December 31, 2019, 2018 and 2017.

During 2019, the Company entered into debt settlement agreements whereby the aggregate amount of $559,924 owed by the company to certain creditors were settled by the issuance of a total of 1,487,222 units.

17.  Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.

18.  Events after the Reporting Date

Subsequent to year-ended December 31, 2019, there was a global outbreak of COVID-19, which has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. governments regarding travel, business operations and isolation/quarantine orders. At this time, the extent of the impact that the COVID-19 outbreak may have on the Company is unknown as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise form the inability to predict the ultimate geographic spread of the virus, and the duration of the outbreak, including the duration of travel restrictions, business closures, and quarantine/isolation measures that are currently, or may be put, in place by Canada, U.S. and other countries to fight the virus. The Company continues to monitor its impact of its operations and financing activities and assess the impact COVID-19 will have on its business activities. The extent of the effect of COVID-19 pandemic on the Company is uncertain, management does not expect the effect to be significant.

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

18.  Events after the Reporting Date - continued

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

Shares for debt

In October 2020, the Company issued 160,000 common shares in settlement of $28,800 owing to a creditor (the "October 2020 Debt Settlement") after receipt of approval from the Exchange.  The Shares were issued on October 28, 2020.  The Shares are subject to a statutory hold period of four months and one day after closing of the October 2020 Debt Settlement.

In August 2020, the Company issued 1,426,491 common shares in settlement of $256,769 owing to various creditors (the "August 2020 Debt Settlement") after receipt of approval from the Exchange.  The Shares were issued on August 18, 2020.  The Shares are subject to a statutory hold period of four months and one day after closing of the August 2020 Debt Settlement.

Of the August 2020 Debt Settlement, the Company issued 1,134,831 common shares to settle $204,769 of debt with directors or officers of the Company.

Term sheet for strategic investment and U.S. partnership

On November 10, RepliCel announced that the Company has signed a binding term sheet with MainPointe for an investment of CAD $2,700,000 and a limited term distribution partnership for RepliCel's dermal injector and consumables (the "RepliCel Injector Product Line") in the United States. As part of the partnership, MainPointe has agreed to pay all costs related to securing FDA approvals to launch the RepliCel Injector Product Line in the U.S. market. A shareholder director of RepliCel is the Chief Technology Officer of MainPointe.

The partnership with MainPointe would represent RepliCel's first footprint in the U.S. market and the Company's second distribution partnership for its near-commercial RepliCel Injector Product Line. RepliCel's partner, YOFOTO (China) Health is committed to being the distributor of the RepliCel Injector Product Line in Greater China, where it will first launch in Hong Kong after either European or American regulatory approval is obtained and registered in the Chinese territory.  This regulatory registration will also trigger a $500,000 milestone payment to RepliCel.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

18.  Events after the Reporting Date - continued

Primary Deal Terms

In consideration for an investment of CAD $2,700,000 and the payment of all costs related to obtaining FDA approval for Company's dermal injector and consumables, RepliCel has agreed to issue MainPointe up to an aggregate of four (4) million common shares, a right to participate in RepliCel's royalty revenue stream up to a defined ceiling, and certain distribution rights of RepliCel Injector Product Line in the United States.  The investment will be made as to CAD $500,000 within five (5) days of receipt of conditional approval from the TSX Venture Exchange, CAD $500,000 by December 15, 2020, CAD $700,000 by January 21, 2021, CAD $700,000 by April 21, 2021 and CAD $300,000 by August 21, 2021.  The common shares will be priced at the greater of CAD $0.675 or the Discounted Market Price as such term is defined in the Policies of the TSX Venture Exchange.

The royalty right will be equal to (a) 5% of the amounts earned by and paid to the Company from the sale of any of its "NBDS Products" defined as its RCS-01 (NBDS Fibroblast Therapy - Treatment for Aging Skin), RCT-01 (NBDS Fibroblast Therapy - Treatment for Chronic Tendinosis), and any other product which is comprised of the non-bulbar dermal sheath cells patented by the Company, and (b) 20% of the amounts earned by and paid to the Company from the sale of any of its "DSC Products" defined as its RCH-01 (DSC Therapy for Treatment Androgenic Alopecia) and any other product which is comprised of the dermal sheath cup cells patented by the Company.

In consideration for paying all expenses required to obtain regulatory approval for the RepliCel Injector Product Line, the exclusive distribution rights shall commence upon receipt of regulatory approval to launch the RepliCel Injector Product Line in the U.S. market for a period expiring on the earlier (a) four (4) years, or (ii) when MainPointe has earned USD $2,000,000 in gross income from the sale of the products in the RepliCel Injector Product Line.  The Company will have the right, in its discretion, to buy out this exclusivity right for an amount equal to the net-present value of profit to be earned on USD $2,000,000 in gross income.

Closing of the transactions contemplated under the binding term sheet is conditional on the parties entering into definitive agreements and receipt of regulatory approval.

Expiration of warrants

1,071,580 of the warrants granted on October 9, 2018, exercisable at $0.95, expired on October 9, 2020.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

19. Restatement of previously issued consolidated financial statements

The Company has restated its consolidated statement of financial position as at December 31, 2019 and 2018; its consolidated statements of comprehensive loss, cash flows and changes in equity (deficiency) for the years ended December 31, 2019 and 2018.

In November 2020, management determined that the accounting for the put option issued to YOFOTO as part of the License and Collaboration Agreement entered into in July, 2018 (Note 8) was incorrectly accounted for.  The potential put obligation under the License and Collaboration agreement should have been measured at the present value of the maximum potential exercise price of the put.  As such, the put liability has been understated in all financial statements issued since the YOFOTO Agreement has been entered in to.  The put was initially determined to have $nil value for the purposes of the Company's financial statements however management has now determined that the put liability should have been initially recorded at the gross amount that the Company would have an obligation to pay should it be triggered at any time during its 8.5 year term, discounted at an appropriate discount rate.  In determining the present value of this put liability, management concluded that 23% was an appropriate discount rate.  Based on this discount rate, management calculated the present value of the exercise price of the put upon issuance to be $520,426.

Subsequent to initial measurement, the put liability is accounted for on an amortized cost basis and accreted as interest expense each fiscal period to its redemption amount over the 8.5 term during which it may be exercised unless it is extinguished earlier.

The previously filed consolidated financial statements for the years ended December 31, 2019 and 2018 have been restated to adjust the recorded value of the put option.  As a result of this change in accounting, the contract liability, the contract asset the value of the common shares and warrants issued in connection with the YOFOTO agreement were also amended.  Additionally, license revenue, the amortization of the contract asset and the accretion recorded on the put liability have also been restated.

The consolidated statement of cash flows has also been restated to correct for these errors.

The foregoing adjustments were made to the consolidated financial information as at and for the years ended December 31, 2019 and 2018 as presented below.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

19.  Restatement of previously issued consolidated financial statements - continued

	As at December 31, 2019		As at December 31, 2018
	As previously reported	As restated	As previously reported	As restated

Consolidated statement of financial position
Contract asset, current	$25,261	$35,374	$25,261	$35,374
Current assets	223,134	233,247	3,004,027	3,014,140
Contract asset, non-current	189,976	266,221	215,237	301,595
Total assets	419,109	505,467	3,227,431	3,323,902
Contract liability, current	252,609	353,735	252,609	353,735
Current liabilities	1,449,479	1,550,604	1,530,251	1,631,377
Put liability	-	718,531	-	577,104
Contract liability, non-current	1,899,754	2,662,219	2,152,363	3,015,954
Total liabilities	3,349,233	4,931,354	3,682,614	5,224,435
Common shares	28,960,095	27,529,531	28,507,565	27,077,001
Accumulated deficit	(36,512,843)	(36,578,042)	(33,559,097)	(33,573,883)
Total shareholders' deficiency	(2,930,124)	(4,425,887)	(455,183)	(1,900,533)
Total liabilities and shareholders' deficiency	419,109	505,467	3,227,431	3,323,902
	-	-	-	-

	For the year ended December 31, 2019		For the year ended December 31, 2018
	As previously reported	As restated	As previously reported	As restated

Consolidated statement of comprehensive loss
Licensing fees	252,609	353,735	121,114	167,661
General and administrative	1,074,100	1,084,212	2,151,154	2,155,809
Accretion on put liability	-	141,427	-	56,678
Net and comprehensive loss	(2,953,746)	(3,004,159)	(2,769,080)	(2,783,866)
Basic and diluted loss per share	(0.11)	(0.12)	(0.12)	(0.13)
Weighted average shares outstanding	27,679,055	24,107,122	22,661,001	21,853,646

Consolidated statement of cash flows
Net cash used in operating activities			(386,099)	524,039
Net cash from financing activities	-	-	2,307,527	1,397,389

Consolidated statements of changes in equity (deficiency)
Common shares	28,960,095	27,529,531	28,507,565	27,077,001
Net loss	(2,953,746)	(3,004,159)	(2,769,080)	(2,783,866)
Accumulated deficit	(36,512,843)	(36,578,042)	(33,559,097)	(33,573,883)
Total shareholders' deficiency	(2,930,124)	(4,425,887)	(455,183)	(1,900,533)

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

19.  Restatement of previously issued consolidated financial statements - continued

The correction of the error outlined in Note 19 to the restated consolidated financial statements for the years ended December 31, 2019 and 2018 resulted in adjustments to previously issued unaudited condensed consolidated interim financial statements for the Company's 2019 fiscal year.  The adjustments are presented below:

	As at March 31, 2019		As at June 30, 2019
Consolidated statement of financial position	As previously reported	As restated	As previously reported	As restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Contract asset, current	25,261	35,374	25,261	35,374
Current assets	1,644,321	1,654,434	648,427	658,540
Contract asset, non-current	208,922	292,753	202,607	283,910
Total assets	1,860,868	1,954,812	858,117	949,533
Contract liability, current	252,609	353,735	252,609	353,735
Current liabilities	785,964	887,090	777,802	878,928
Contract liability, non-current	2,089,211	2,927,521	2,026,059	2,839,087
Put liability	-	609,610	-	643,946
Total liabilities	2,875,175	4,424,221	2,803,861	4,361,961
Common shares	29,003,179	27,572,615	29,003,179	27,572,615
Accumulated deficit	(34,386,137)	(34,410,675)	(35,325,302)	(35,361,422)
Total shareholders' deficiency	(1,014,307)	(2,469,409)	(1,945,744)	(3,412,428)
Total liabilities and shareholders' deficiency	1,860,868	1,954,812	858,117	949,533

	3 months ended March 31, 2019		3 months ended June 30, 2019		6 months ended June 30, 2019
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Consolidated statement of comprehensive loss
Licensing fees	63,152	88,434	63,153	88,435	126,305	176,869
General and administrative	245,561	248,089	273,748	276,276	518,685	523,741
Accretion on put liability	-	32,506	-	34,337	-	66,842
Net and comprehensive loss	(360,657)	(370,409)	(939,165)	(950,748)	(1,766,205)	(1,787,539)
Basic and diluted loss per share	(0.01)	(0.02)	(0.03)	(0.04)	(0.07)	(0.08)
Weighted average shares outstanding	27,057,727	23,485,794	27,057,727	23,485,794	27,019,478	23,447,545

Restatement adjustments for 3 and 9 month periods ended September 30, 2020 and 2019 have been presented in September 30, 2020 unaudited condensed consolidated interim financial statements.

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

REPLICEL LIFE SCIENCES INC.

Per:	/s/Lee Buckler
Lee Buckler
Chief Executive Officer, President and Director

Dated: March 30, 2021

Per:	/s/ Simon Ma
Simon Ma
Chief Financial Officer

Dated: March 30, 2021