Form 20-F
period 2020-12-31
REPLICEL LIFE SCIENCES INC.
filed 2021-05-17
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Amendment No. _____)

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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
36,035,109 common shares as of April 28, 2021.

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

• belief that the data from a phase 1/2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic achilles tendinosis in Canada are sufficient to support regulatory approvals to proceed to a phase 2 trial and the design of such a dose-finding trial;

• belief that the data from the phase 1 clinical trial to test the safety and certain biological outcomes of injections of RCS-01 in patients with aging and sun-damaged skin supports regulatory approvals to proceed to a phase 2 trial and the design of such a dose-finding trial;

• research pertaining to and plan to continue to prepare for a phase 2 dose-finding trail for RCH-01 and details of such a trial;

• belief that the RCI-02 dermal injector device will have applications in certain dermatological procedures and preparation for its commercialization including building of commercial/clinical-grade prototypes, validation testing of such prototypes, filing of the regulatory submissions seeking regulatory approval to  market the device will lead to commercial launch, revenue generation, and commercial partners; expectations regarding regulatory clearances to conduct trials and market products;

• belief that it will be able to meet the requirements to conduct clinical research studies of RCT-01 and RCS-01 in Japan under the guidelines of Japan's Act for the Safety of Regenerative Medicine (ASRM) regulations using its current contract manufacturing facility, Innovacell in Innsbruck, Austria, and that positive safety and clinical data from such studies could be sufficient to support the Company's commercial launch of both products in Japan;

• belief as to the potential of the Company's products;

• expectations regarding the performance of its commercial partners, YOFOTO, Shiseido, and MainPointe;

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

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS for the five fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016. The information presented below for the five year period ended December 31, 2020 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects".

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with IFRS)

	Year ended Dec. 31, 2020 (audited)	Year ended Dec. 31, 2019 (audited)	Year ended Dec. 31, 2018 (audited)	Year ended Dec. 31, 2017 (audited)	Year ended Dec. 31, 2016 (audited)
Net sales or operating revenues	$353,735	$353,735	$167,661	$-	$-
Total expenses	1,704,107	$3,280,576	$2,865,069	$5,991,915	$4,287,628
Net loss before other items	$(1,350,372)	$(2,926,841)	$(2,697,408)	$(6,014,330)	$(4,271,294)
Interest income	$358	$-	$37	$6,775	$-
Total comprehensive loss	$(1,580,285)	$(3,004,159)	$(2,783,866)	$(6,014,330)	$(4,271,294)
Basic and diluted loss per share	$(0.06)	$(0.12)	$(0.13)	$(0.32)	$(0.54)
Total assets	$420,962	$505,467	$3,323,902	$846,026	$1,828,187
Net (liabilities) assets	$(5,061,166)	$(4,425,887)	$(1,900,533)	$(319,997)	$1,206,450
Share capital	$28,471,140	$27,529,531	$27,077,001	$26,182,073	$21,910,238
Weighted average number of common shares outstanding (adjusted to reflect changes in capital)	26,961,067	24,107,122	21,853,646	18,680,021	7,952,312
Long-term liabilities	3,243,101	3,380,750	3,593,058	-	-

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

We have generated $4,995,531 in licensing revenues from our operations to date. This revenue was the payment of an upfront fee of $4,120,400 pursuant to a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited ("Shiseido") and $875,131 pursuant to a License and Collaboration Agreement with YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO") for certain development and commercialization rights to certain products (the "Licensed Technology") for Greater China (Hong Kong, People's Republic of China, Macau, and Taiwan) (the "Licensed Territory"). This revenue was not recurring revenue from our operations and we may not generate similar revenue in the future.

YOFOTO - License and Collaboration Agreement

The Company is exposed to certain risks should YOFOTO not obtain local regulatory approvals and therefore be able to commercialize its licensed products.

The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next five years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 2/3 of the shares issued in YOFOTO's initial investment back to our company under certain conditions for a period of 8.5 years from July 10, 2018.

RepliCel is at risk of a possibility of YOFOTO not being able to discharge its obligations in the Agreement and thereby causing RepliCel not to receive its scheduled milestone payments. Should it be deemed not to be YOFOTO's fault in not meeting its milestone targets, our company may have the risk of having YOFOTO exercising its put options and have RepliCel buy back 2/3 of the shares.

There is a potential risk of YOFOTO not protecting RepliCel's intellectual property in the Licensed Territory in the event an actual or alleged infringement, by a third party, of the Licensed Technology or the Issued Patents or any right with respect to the Licensed Technology or the Issued Patents in the License Territory.

We have not reached profitability and currently have negative operating cash flows and a working capital deficit and will have to conduct additional financings to fund our operations.

As of December 31, 2020, we had accumulated $38,158,327 in net losses since inception. Our business is focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

We had cash and cash equivalents in the amount of $34,363 and current liabilities in excess of current assets of $2,053,337 as of December 31, 2020. The Company anticipates that it will require approximately $700,000 in addition to the committed $2,700,000 investment by MainPointe in 2021 to proceed with its plan of operations focused on completing the RCI-02 device (the dermal injector), meeting its obligations to support YOFOTO's activities in Greater China, and preparing for next-phase clinical development and commercialization in Japan over the twelve-month period ended December 31, 2021.

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

Our auditor's opinion on our December 31, 2020 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $38,158,327 for the cumulative period from September 7, 2006 (inception) to December 31, 2020.  We anticipate generating losses for at least the next 12 months.  As at December 31, 2020 we had current liabilities in excess of current assets of $2,053,337 (2019: working capital deficit of $1,317,357) and we will require additional funding to continue our research and development activities, which casts substantial doubt about our company's ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital investment, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

Trading of our company's common shares on the Pink Sheets (operated by the OTC Markets Group) and the TSX Venture Exchange is limited and sporadic, making it difficult for our company's shareholders to sell their common shares or liquidate their investments.

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

In the event that our company is required to issue additional common shares in order to raise financing for working capital, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. The dilution may result in a decline in the market price of our common shares.

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

Corporate Information and Important Events

Our company was incorporated under the laws of the Province of Ontario (specifically under the Business Corporations Act (Ontario)) on April 24, 1967 under the name "Jolly Jumper Products of America Limited". On September 25, 1987, our name was changed to "Sun Valley Hot Springs Ranch Inc.". We changed our name to "Tri-Valley Free Trade Inc." on March 26, 1991 and to "Tri-Valley Investments Corporation" on June 19, 1995. On October 2, 1998, we changed our name to "TriLateral Venture Corporation". On May 6, 2004, we changed our name to "Pan American Gold Corporation" and on November 10, 2008, we changed our name to "Newcastle Resources Ltd.". On June 22, 2011, we continued our company from Ontario into British Columbia and changed our name to "RepliCel Life Sciences Inc.". We are a reporting issuer under the securities laws of the Provinces of British Columbia, Alberta and Ontario. Our company operates under the Business Corporations Act (British Columbia), pursuant to which our company has an indefinite life span.

On July 15, 2020, we completed a private placement consisting of 3,649,110 units at a price of $0.18 per unit for total gross proceeds of $656,840. Each unit consisted of one common share and one-half of one common share purchase warrant. One warrant entitles the holder to purchase one additional common share at a price of $0.36 per common share for a period of three years from the closing of the private placement.

On August 19, 2020, we settled $256,769 in debt by the issuance of 1,426,491 common shares at a deemed price of $0.18 per common share.

On October 28, 2020, we settled $28,800 in debt by the issuance of 160,000 common shares at a deemed price of $0.18 per common share.

On December 8, 2020, our shareholders approved the adoption of a shareholder rights plan (the "Rights Plan"). The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire common shares of the Company.

On January 22, 2021, we signed a share purchase agreement with MainPointe Pharmaceuticals for an investment of $2,700,000 and a limited term distribution partnership for our dermal injector and consumables (the "RepliCel Injector Product Line") in the United States. As part of the partnership, MainPointe has agreed to pay all costs related to securing FDA approvals to launch the RepliCel Injector Product Line in the U.S. market.  On January 22, 2021, we also signed a royalty rights agreement and distribution agreement with MainPointe. A shareholder director of RepliCel is the chief technology officer of MainPointe.

In consideration for an investment of $2,700,000 and the payment of all costs related to obtaining FDA approval for our dermal injector and consumables, we agreed to issue MainPointe up to an aggregate of 4,000,000 common shares, a right to participate in our company's royalty revenue stream up to a defined ceiling, and certain distribution rights of RepliCel Injector Product Line in the United States.  The investment will be made as to $500,000 within five (5) days of receipt of conditional approval from the TSX Venture Exchange (the "Exchange"), $1,200,000 by February 15, 2021, $700,000 by April 21, 2021 and $300,000 by August 21, 2021.  The common shares will be priced at the greater of $0.675 or the Discounted Market Price as such term is defined in the Policies of the Exchange.  On February 8, 2021, we received $492,091 from MainPointe and issued 729,024 common shares to MainPointe at a price of $0.675 per common share.  On April 30, 2021, an aggregate of $1,699,963 was received from MainPointe and an aggregate of 2,506,802 common shares were issued MainPointe at a price of $0.675 per common share. To date we have not received any additional funds from MainPointe.

The royalty right will be equal to (a) 5% of the amounts earned by and paid to the Issuer from the sale of any of its "NBDS Products" defined as its RCS-01 (NBDS Fibroblast Therapy - Treatment for Aging Skin), RCT-01 (NBDS Fibroblast Therapy - Treatment for Chronic Tendinosis), and any other product which is comprised of the non-bulbar dermal sheath cells patented by the Issuer, and (b) 20% of the amounts earned by and paid to the Issuer from the sale of any of its "DSC Products" defined as its RCH-01 (DSC Therapy for Treatment Androgenic Alopecia) and any other product which is comprised of the dermal sheath cup cells patented by the Issuer.

In consideration for paying all expenses required to obtain regulatory approval for the RepliCel Injector Product Line, the exclusive distribution rights shall commence upon receipt of regulatory approval to launch the RepliCel Injector Product Line in the U.S. market for a period expiring on the earlier (a) four (4) years, or (ii) when MainPointe has earned USD $2,000,000 in gross income from the sale of the products in the RepliCel Injector Product Line.  The Issuer will have the right, in its discretion, to buy out this exclusivity right for an amount equal to the net-present value of profit to be earned on USD $2,000,000 in gross income.

Capital Expenditures

During the last three fiscal years ended December 31, 2020, we did not undertake any capital expenditures.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our fiscal years ended December 31, 2020 and 2019.

On December 8, 2020, our shareholders adopted the Rights Plan. The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire common shares of the Company.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for our board of directors to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in the Company.

The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all shareholders of contingent rights to acquire additional common shares of our company at a significant discount to then prevailing market prices, which could, in certain circumstances, become exercisable by all shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a "Permitted Bid" under the Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 105 days) which aim to ensure that all shareholders are treated fairly and equally; or (ii) does not qualify as a "Permitted Bid" but is negotiated with the Company and has been exempted by the Board from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of shareholders.

Notwithstanding that there have been recent amendments to the current Canadian securities legislation which include, inter alia, an increased minimum deposit period from 35 days to 105 days, the Board believes that the adoption of the Rights Plan remains in the best interests of the Company and will ensure that all shareholders have an equal opportunity to participate in a change of control transaction.

The following is a summary of the Rights:

Term

Rights Plan will remain in effect until the December 8, 2023 (subject to earlier termination in accordance with its terms).

Issue of Rights

One right (a "Right") will be issued by the Company in respect of each common share that is outstanding at the close of business on the date of the Shareholder Rights Plan Agreement (the "Record Time"). One Right will also be issued for each additional common share (or other voting share of the Company) issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share unless the Rights separate from the underlying shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the manner in which our shareholders currently trade their Shares, and is not intended to interfere with the Company's ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the shares in connection with which they were issued, until the "Separation Time", being the close of business on the date that is 10 business days after the public announcement of a person becoming an Acquiring Person (as defined below), the commencement of or first public announcement or disclosure of the intent of any person to make a take-over bid that does not qualify as a Permitted Bid (as defined below), the date on which a Permitted Bid ceases to qualify as a Permitted Bid, or such later time as the Board may determine.

Acquiring Person

A person will be considered to be an Acquiring Person for the purposes of the Rights Plan if they, together with their associates, affiliates and joint actors, acquire beneficial ownership (within the meaning of the Rights Plan) of over 20% or more of the outstanding voting shares of the Company other than pursuant to a Permitted Bid or another type of transaction that is excepted under the Rights Plan.

In general terms, a person will not be considered to be an Acquiring Person for the purposes of the Rights Plan if it becomes the holder of 20% or more of the voting shares by reason of: (i) a reduction of the number of voting shares outstanding; (ii) an acquisition under a Permitted Bid (as defined below); (iii) an acquisition in respect of which the board of the Company has waived the application of the Rights Plan; (iv) an acquisition under a dividend or interest reinvestment plan or a stock dividend or similar pro rata event; (v) an acquisition from treasury that does not result in an increase in the person's proportionate shareholdings; or (vi) the exercise of convertible securities that were themselves received by the person pursuant to such a transaction; provided, however, that any subsequent increase by 1% or more in the person's shareholdings (other than pursuant to an exempt transaction) will cause the person to be an Acquiring Person for the purposes of the Rights Plan.

Consequences of a Flip-in Event

A "Flip-in Event" refers to any transaction or event pursuant to which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the Board has not waived the application of the Rights Plan, each Right held by:

a) an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

b) any other shareholder shall entitle the holder thereof to purchase additional common shares from the Company at a substantial discount to the prevailing market price at the time.

Permitted Bid Requirements

An offeror may make a take-over bid for the Company without becoming an Acquiring Person (and therefore subject to the consequences of a Flip-in Event described above) if it makes a take-over bid (a "Permitted Bid") that meets certain requirements, including that the bid must be:

a) made pursuant to a formal take-over bid circular under applicable securities laws;

b) made to all registered holders of voting shares (other than the offeror); and

c) subject to irrevocable and unqualified provisions that:

a. the bid will remain open for acceptance for at least 105 days from the date of the bid;

b. the bid will be subject to a minimum tender condition of more than 50% of the voting shares held by independent shareholders;

c. the bid will be extended for at least 10 business days if more than 50% of the voting shares held by independent shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact); and

d. any shares deposited can be withdrawn until taken up and paid for.

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 105 days after such bid is commenced) as the Permitted Bid that is outstanding, will be considered to be a "Permitted Bid" for the purposes of the Rights Plan.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on share certificates issued after the effective date of the Shareholder Rights Plan Agreement. Although Rights will also be attached to Shares outstanding on the effective date, share certificates issued before the effective date will not (and need not) bear the legend. Shareholders will not be required to return their certificates to be entitled to the benefits of the Rights Plan.

From and after the Separation Time, Rights will be evidenced by separate certificates.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the shares.

Waiver

A potential offeror for the Company that does not wish to make a Permitted Bid can nevertheless negotiate with our board to make a formal take-over bid on terms that our board considers fair to all shareholders, in which case the Board may waive the application of the Rights Plan. Any waiver of the Rights Plan's application in respect of a particular take-over bid will constitute a waiver of the Rights Plan in respect of any other formal take-over bid made while the initial bid is outstanding.

Our board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding voting shares of the Company within 14 days or such other date as the Board may determine.

With shareholder approval, our board may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid in respect of which the Board has waived the Rights Plan's application.

With requisite approval, our board may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.000001 per right.

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

The Potential of Autologous Cell Therapy

Our treatments use autologous cell therapy ("ACT"), which is one of the most rapidly developing areas of regenerative medicine in the development of novel treatments for numerous human disorders. ACT involves isolating an individual's own cells from harvested tissues and growing more of those cells, or 'expanding' those cells, in controlled conditions in a laboratory. These purified, expanded cells are then reintroduced to the donor to treat a specific condition. The benefits of autologous (derived from the same person) therapy (as compared to allogeneic derived from a different person) includes minimized risks of systemic immunological (anaphylactic) reactions, bio-incompatibility, and disease transmission. Furthermore, the effects of ACT may be more curative, regenerative, and/or longer lasting than other topical, biologic, pharmacological or surgical interventions.

We have an extensive intellectual property portfolio that covers RCT-01 (our platform for tendon repair); RCS-01 (our platform for skin rejuvenation); RCH-01 (our platform for pattern baldness); and RCI-02 (our dermal injection device and consumables). Our intellectual property portfolio includes both patents and patent applications which we have developed and own (discussed in more detail below).

RCT-01: Treatment for Chronic Tendinosis

Background

Tendinosis refers to a chronic disease of the tendon. It is a function of an imbalance of tendon breakdown and tendon repair initiated first by an injury which does not heal properly. This leads to cycles of compromised repair and subsequent re-injury until such time as there is no healing and a degenerative process has set in. Typically, this chronic condition is linked to aging, overuse, and to general health. Our company believes that the current standard of care is failing to provide a satisfactory solution to this chronic condition.

Treatment

Our company believes that chronic tendon injuries resulting from sports-related or occupational overuse is a significant unmet medical need. Tendons consist of specialized connective tissues that attach muscles to bones, transmitting force and supporting the musculoskeletal system. When mechanical loads exceed the strength of a tendon or tensile range is lost due to aging, micro-tears of the collagen fibers within tendon occur. Once a tendon is injured, healing can occur intrinsically via tenocyte activation within the injured site or extrinsically via recruitment of collagen-producing cells from the surrounding area. Naturally healed tendon does not return to the same physiological state as 'intact' tendon, but does allow for normal function. Inadequate rest and improper healing often result in re-injury and rupture.

Current treatments manage pain and facilitate healing processes; however, they do not mediate complete recovery and leave patients demobilized for several months during treatment. Our company believes that improved therapeutic strategies are therefore in considerable demand. Our company's fibroblast technology for tendinosis, which we refer to as RCT-01, has been developed over five years of research, experimentation and trials. RCT-01 is a tissue-engineered product made from a procedure using collagen-producing fibroblasts isolated from non-bulbar dermal sheath (NBDS) cells within the hair follicle that are replicated in culture. These fibroblasts are efficient producers of type I collagen and because they are of anagen hair follicle mesenchymal origin, they have the potential to replicate efficiently in culture. The use of these fibroblasts are, therefore, ideal for treating chronic tendon disorders that arise due to either a degeneration of collagen producing cells or a deficit of active collagen producing cells. Because RCT-01 directly provides a source of collagen expressing cells to the site of injury, addressing the underlying cause of tendinosis, the Company believes it has advantages over current treatments such as the use of non-steroidal anti-inflammatory medication or corticosteroids which are limited in efficacy. Another advantage of RCT-01 is the autologous nature of the cellular product, thereby reducing the likelihood of adverse immune reactions upon administration.

Pilot Clinical Trials

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

Phase 1 Clinical Trial

On December 1, 2014, we announced receipt of a "No Objection Letter" from Health Canada in response to its Clinical Trial Application to Health Canada for its phase 1/2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic Achilles tendinosis. Health Canada's clearance to initiate the trial permitted the participation of subjects who have failed traditional tendon treatments and who are otherwise in good health.  Trial design was randomized, double-blinded, placebo-controlled with a treatment-to-placebo ration of 3:1. The mechanics of our treatment involve the extraction of as few as 20 hair follicles from the back of a patient's scalp via a single punch biopsy. NBDS cells are isolated from the hair follicle sheath, replicated in a current Good Manufacturing Practices (cGMP) facility and are then reintroduced under ultrasound guidance directly into the area of damaged tendon. The collagen rich fibroblast cells are expected to initiate and complete the healing of the chronically injured tendon. After injections are performed, subjects will return to the clinic for assessments of safety, function and pain, as well as changes in tendon thickness, echotexture, interstitial tears and neovascularity.

This trial commenced in 2015 and final data was announced Q1 2017. The primary end point of safety was met while secondary end points related to efficacy were also measured at nine-months post-injection of RCT-01. We may pursue further indications of other tendon populations including patellar tendinosis (jumper's knee) and lateral and medial epicondylitis (tennis and golfer's elbow).

Further Clinical Trials

Our company is now designing further clinical testing intended to measure efficacy of RCT-01 in patients with chronic tendinosis. We are currently engaged in a dual-track plan to commercialize RCT-01 in Japan as quickly as possible. Firstly, our company is preparing for a university-sponsored clinical research study of RCT-01 in patients with tendinopathy under that country's ASRM regulations. Successful safety and efficacy data from such a study can be sufficient to support market launch of a product albeit without reimbursement or formal PMDA approval. Secondly, RepliCel has successfully completed the second of three consultations required to obtain clearance from Japan's regulatory agency (the Pharmaceutical and Medical Devices Agency, PMDA) to proceed with a clinical trial of RCT-01 under the PMD Act. This pathway leads to formal PMDA approval and reimbursement. Successful data from such a trial could lead to 'conditional approval' for market launch of RCT-01 in Japan with reimbursement pending data from a larger pivotal trial leading to full non-conditional approval.

In addition to RepliCel's intended conduct of a clinical trial in Japan, RepliCel's partner, YOFOTO (see below), is expected to conduct a clinical trial of RCT-01 in China. This trial is anticipated to be a phase 2 trial designed to answer critical questions related to dosing and treatment frequency.

Collaboration Agreement

We have a Collaboration and Technology Transfer Agreement with YOFOTO. Both companies have agreed to establish a clinical research program in China, with the goal of increasing the available human clinical data on RCT-01. We anticipate that collaborative technology transfer will continue between the companies as any new improvements to the RCT-01 technology are developed by either party. This agreement gives YOFOTO an exclusive 15-year geographic license to develop and market our RCT-01 tendon regeneration technology in Greater China (China, Hong Kong, Macau, and Taiwan).

Intellectual Property

We have filed patent applications worldwide relating to compositions, methods and uses of NBDS cells for the treatment and repair of tendons. Representative examples of this portfolio include patent applications filed in a variety of select jurisdictions such as Australia, Brazil, Canada, China, Israel, India, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, South Africa, the UAE and the United States (see e.g., US Pub No. 20150374757).

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

Treatment

Our NBDS-derived fibroblast therapy, which it refers to as RCS-01, provides a promising platform to treat intrinsically and extrinsically aged/damaged skin by providing UV-naïve collagen-producing fibroblast cells directly to the affected area. Our unique manufacturing technology allows for isolation of fibroblasts derived from anagen-hair follicle mesenchymal tissues, which elicit more efficient replication potential in culture. Additionally, our proprietary culture procedures potentiate these cells to maintain plasticity, allowing the cells to adapt to the microenvironment and respond to the mechanical or surrounding stimuli after injection, leading to robust production of type I collagen and elastin and their proper alignment within the tissue.

On September 1, 2015, we announced we had received clearance from the German Competent Authority, the Paul-Ehrlich-Institute, to initiate a Phase 1 clinical trial to investigate the potential safety and efficacy of injecting RCS-01 into subjects with aged or UV-damaged skin. This trial was a randomized, double-blind, placebo controlled study of intradermal injections of RCS-01 designed to assess local safety as well as systemic safety. This trial is now complete with data announced early April 2017 in which the primary endpoint, safety, was successfully established and secondary endpoints related to measurements of the impact on biomarkers related to skin-aging were significantly positive.  A summary of the phase 1 clinical study data was published in the peer-reviewed journal, Skin Pharmacol Physiol.

Further Clinical Trials

We are now designing with its partner, YOFOTO (see below), further clinical testing of RCS-01 including a multi-centre phase 2 clinical trial intended to measure efficacy of RCS-01 in a larger population of patients with aging and UV-damaged skin and answer critical questions related to dosing and treatment frequency in China as well a clinical study in Japan.

We are currently engaged with the Japanese regulators in the reviews necessary to obtain regulatory clearance from the PMDA and Ministry of Health, Labour and Welfare (MHLW) to conduct its next clinical study of RCS-01 in Japan under the Act for the Safety of Regenerative Medicine (ASRM) with the intention of launching the product on the market in Japan after successful completion of such a trial. Other preparations required for the conduct of such a clinical study have also been initiated in Japan.

It is intended that all future clinical trials of RCS-01 will be conducted using prototypes of RepliCel's RCI-02 dermal injector.

Collaboration Agreement

We have a Collaboration and Technology Transfer Agreement with YOFOTO. Both companies have agreed to establish a clinical research program in China, with the goal of increasing the available human clinical data on RCS-01. We anticipate that collaborative technology transfer will continue between the companies as any new improvements to the RCS-01 technology are developed by either party. This agreement gives YOFOTO an exclusive 15-year geographic license to develop and market our RCS-01 skin rejuvenation technology in the Licensed Territory.

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

Pivotal Clinical Study (Japan) Testing Repeated Injections

In early 2020, Shiseido publicly communicated its intention to fund a next-phase trial of RCH-01 in Japan investigating a series of injections. In October 2020, Shiseido announced that it had launched such a trial to test the efficacy of 'repeated' injections of RCH-01 in 36 male and female patients with hair loss due to androgenic alopecia. The primary clinical endpoint of the study is to measure changes in hair density twelve months after treatment. In addition to testing the impact of repeated injection (which has not yet been tested), the study protocol also involves the treatment of the entire area of the patient's hair loss (which has also not yet been tested).

We have designed a phase 2 clinical trial intended to measure efficacy of RCH-01 in a larger population of patients with mild to moderate androgenetic alopecia and answer critical questions related to dosing and treatment frequency. We are currently engaged in molecular marker research which is expected to lead to improvements in the product identification, manufacturing, and its clinical effectiveness. We will await data from this research and until clinical-grade prototypes of the RCI-02 dermal injector are available for use in clinical studies prior to submitting the clinical trial application for a phase 2 study of RCH-01 for regulatory approval.

Collaboration Agreement

We have a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited ("Shiseido"), one of the world's largest cosmetic companies. Both companies have agreed to work towards establishing a clinical research program in Asia, with the goal of increasing the available human clinical data on RCH-01. We anticipate that collaborative technology transfer will continue between the companies as any new improvements to the RCH-01 technology are developed by either party. This agreement gives Shiseido an exclusive geographic license to use our RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 billion people. In mid-2016, Shiseido alleged RepliCel had breached its obligations in the agreement which Shiseido alleged were potentially terminal to future obligations pursuant to the agreement.  We have vigorously denied the existence of such breach and insist on the ongoing validity of the respective obligations on both parties pursuant to the agreement. No litigation or the triggering of other dispute mechanisms has been entered into by either party and RepliCel management is actively seeking to continue discussions and/or negotiations with Shiseido to resolve the matter. Shiseido funded a hospital-sponsored clinical study of RCH-01 in Japan which is now complete. The clinical data produced in such a study is, by agreement, to be made available to our company. We expect Shiseido to share the data from this study with our company in compliance with the Agreement. We have recently delivered a demand for the delivery of the data which Shisedo has failed to satisfy to-date.

Intellectual Property

We have filed patent applications on the use of hair follicle derived stem cells.  This family of patents describes methods for isolating stem cells from hair follicles, and the growth and use of these stem cells for the treatment of a variety of medical conditions (including hair loss).  Within this portfolio, there are granted patents in Australia (AU 2003246521), Europe (EP 1509597), the United States (8431400) and Canada (2488057). An additional related patent application is also pending in the United States (USSN 16/032728).

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

RCI-02: Dermal Injector Device

Background

To support our RCH-01 and RCS-01 products, we are developing a second generation dermal injector device. The RCI-02 Injector, the production design of which is now complete, will be able to deliver programmable volumes of substances into programmed depths to specific layers of the skin in a constant form with minimal pressure or shear stress, ensuring the injected substance is viable and healthy after application. By improving the conditions of substance delivery, our company improves the chances of success in the treatment of the patient. A significant feature of the new device is the incorporation of a cooling element at the injection site, thus removing the need for an anesthetic. This is a significant improvement over current syringe-type devices where an anesthetic is required prior to injection.

We believe that this device will have applications in certain other dermatological procedures requiring injections of specific volumes of material at specific depths and as such, is actively exploring licensing opportunities in these areas. In addition to the programmable variables of volume and depth, the device will also have interchangeable heads for different injection procedures (single and multi-needle). We received our first functioning prototypes for testing in Q3 2017 and, as a result of extensive testing, made several improvements to the components and design to optimize desired functionality through the following 18 months. Final prototypes were signed off on in late 2019 and first run of commercial-grade units were ordered into production in early 2020. This production run has been delayed due to COVID-19-related shutdowns across the supply chain. Our company now expects to have its first samples of the commercial-grade units from this production run in Q2 2021.  These units will then be tested over the coming months and an application submitted to European regulators for marketing approval. A CE mark will allow our company to commercially launch RCI-02 in Europe.  An FDA approval (such as a 501(k) will allow our company to commercially launch RCI-01 in the United States. Either one will allow our company to launch sale of the device and consumables in countries which accept those approvals such as Hong Kong where YOFOTO is already licensed to distribute. The registration of European or US marketing approval in Hong Kong is expected to trigger a $500,000 milestone payment from YOFOTO.

A proprietary needle head has also been developed and will have its own regulatory approval where needed. Only this needle-head will work with the device and will be sold/distributed exclusively by RepliCel and its agents. A novel splash guard has also been developed to work with the device and will have its own regulatory approval where needed. This guard will be sold/distributed exclusively by RepliCel and its agents.

Regulatory approval will also be obtained by RepliCel on the assembled syringe cartridge where needed. This is the only cartridge which will work with the device and will be sold/distributed exclusively by RepliCel and its agents.

Collaboration Agreement

The Company has a Collaboration and Technology Transfer Agreement with YOFOTO. YOFOTO has agreed to work towards commercializing the RCI-02 device in China. This agreement gives YOFOTO an exclusive 15-year geographic license to commercialize the Company's RCI-02 dermal injector in technology in the Licensed Territory.

Intellectual Property

We have has also filed numbers patents and patent applications on our dermal injection devices for the delivery of therapeutically useful cells, as well the delivery of various other injectables. Representative granted patents include in Europe (EP 2623146 and EP 2809381), and the United States (US 9616182). Additional related patent applications are also pending in a variety of other jurisdictions such as Australia, Canada, China, Europe, Hong Kong, Israel, Japan, South Korea, New Zealand, Singapore, Taiwan, and the United States (US Pub No. 20180021523).

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

Research and Development

The grant-funded research project aimed at manufacturing innovation being conducted at the University of Victoria (UVic) has resumed (with grant extensions). Planning is now underway for the next stage of the project and related grant funding applications. Further detail about the progress of this project will be revealed after appropriate patent protection has been put in place. The teams at UVic and RepliCel are highly encouraged by the data.

The first stage of the research being conducted at the University of British Columbia has been successfully completed and a contract now signed for the second stage to commence immediately. Data from the project to-date points to several cell identity markers of significant interest for use in isolating specific cell populations from the tissue biopsy with potential benefits ranging from optimized manufacturing processes, more consistent product profiles, enhanced product identify assays, stronger patent protections and correlating particular cell sub-populations with the best clinical outcomes.

Further product and process development, aimed at manufacturing improvements and production cost reductions, will be prioritized as funding is allocated.

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

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with IFRS for 2020, 2019 and 2018. IFRS differs in certain significant respects from U.S. GAAP. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

A. Operating Results

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

	Year ended December 31,		Change 2020 to 2019
	2020 ($)	2019 ($)	Increase/ (Decrease) ($)	Percent Change
Revenue	353,735	353,735	0	0%

Expenses
Research and development	819,403	2,196,364	(1,376,961)	(63%)
General and administrative	884,704	1,084,212	(199,508)	(18%)
Other items	229,913	77,318	152,595	197%
Total loss	(1,580,285)	(3,004,159)	1,423,874	(47%)

There was $353,735 (2019 - $353,735) revenue - License fees from operations for the years ended December 31, 2020 and 2019, respectively.

Research and Development expenses totaled $819,403 for the year ended December 31, 2020 compared to $2,196,364 for the year ended December 31, 2019. Research and Development expenses are much lower during the year ended December 31, 2020 than 2019 as a result of the restrictions on spending on research and development due to our capital constraints.

General and administrative expenses for the year ended December 31, 2020 totaled $884,704 compared to $1,084,212 for the year ended December 31, 2019 as the Company made a concentrated effort to maintain its administrative costs such as investor relations while the Company focused on raising money for working capital.

Other items for the year ended December 31, 2020 includes a gain on debt settlement of $800 which resulted from share for debt transactions which occurred in August and October, 2020.  It also includes accretion on preference shares in the amount of $68,486, accretion on put liability of $176,085, government grant income of $22,105, interest income of $358 as well as a foreign exchange loss of $8,605.

Total comprehensive loss for the year ended December 31, 2020 was $1,580,285 or $0.06 per share on a basic and diluted basis compared to a net loss of $3,004,159 or $0.12 per share on a basic and diluted basis for the year ended December 31, 2019.

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

Other items for the year ended December 31, 2019 included a gain on debt settlement of $107,395 which resulted from share for debt transactions which occurred on January and October of 2019.  It also included accretion on preference shares in the amount of $33,289, accretion on put liability of $141,427 as well as a foreign exchange loss of $9,997.

Total comprehensive loss for the year ended December 31, 2019 was $3,004,159 or $0.12 per share on a basic and diluted basis compared to a net loss of $2,783,866 or $0.13 per share on a basic and diluted basis for the year ended December 31, 2018.

B. Liquidity and Capital Resources

Our company's consolidated financial statements have been prepared on a going concern basis which assumes that our company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. Since its inception, we had accumulated $4,995,531 in revenue from our business, had accumulated deficit of $38,158,327 since incorporation and expected to incur further losses in the development of its business, which casts substantial doubt about our company's ability to continue as a going concern. At December 31, 2020, we had current liabilities in excess of current assets of $2,053,337. Additional working capital will be required for research and development along with general and administrative expenses and to further its business plans. Our company is currently pursuing both dilutive and non-dilutive financing it expects will satisfy its working capital requirements going forward. Non-dilutive funding includes grant funding and strategic partnerships involving product licenses to defined geographic markets and for specified applications. Our company's financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue as a going concern.

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

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Operating Activities

During the year ended December 31, 2020, $765,206 was used in net cash from operating activities compared to $2,781,840 of cash used in operating activities for the ended December 31, 2019. The decrease in cash used by operating activities was a result of primarily decreases in both research and development as well as general and administration activities as a result of cash constraints.

Investing Activities

During the year ended December 31, 2020, the net cash provided by investing activities was $11,500 (2019: $(28,750)).

Financing Activities

During the year ended December 31, 2020, we engaged in a private placement for the sum of $656,840.

Due to the global outbreak of the COVID-19, the federal government of Canada introduced the Canada Emergency Business Account ("CEBA"). CEBA provides an interest-free loan ("CEBA") of $60,000 to eligible businesses. The CEBA loan has an initial term that expires on December 31, 2022 throughout which the CEBA Loan remains interest free. Repayment of $40,000 by December 31, 2022 results in a $20,000 loan forgiveness. If the balance is not paid prior to December 31, 2022, the remaining balance will be converted to a 3-year term loan at 5% annual interest, paid monthly effective January 1, 2023. The full balance must be repaid by no later than December 31, 2025.

On November 12, 2020, the Company borrowed a sum of $47,299 ($37,149 USD) from an individual, bearing interest at a rate of 8% per annum, payable on demand for repayment of the principal amount.  Subsequent to the year-ended December 31, 2020, this amount was settled by the issuance of common shares. This individual is an employee at MainPointe Pharmaceuticals LLC.

During the year ended December 31, 2019, the Company has issued preference shares, net of issuance costs, for the amount of $415,998.

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

Put liability

Under the Collaboration and Technology Transfer Agreement, YOFOTO has the right to put back all of the common shares acquired in the event that it is unable to complete human clinical trials for the licensed technologies for reasons that are outside of YOFOTO's control on or before the date that is 8.5 years from the date of the Collaboration and Technology Transfer Agreement.  Although the put option can be exercised independently for each of the three licensed technologies at a rate of 1/3 per licensed technology (RCT-01, RCS-01 and RCI-02), the terms of the Agreement provide that only 2/3s of the shares can be put back to RepliCel under conditions that RepliCel does not control.  As this represents an obligation to transfer cash under circumstances that are not within RepliCel's own control, the put option in connection with 2/3s of the shares issued under the Agreement is recognized as a liability.

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

Going Concern

Due to the uncertainty of the Company's ability to meet its current operating and capital expenses, in the auditor's report on the Company's annual audited consolidated financial statements for the year ended December 31, 2020, the Company's auditors included an explanatory paragraph on their report in respect of there being substantial doubt about the Company's ability to continue as a going concern.

The audited consolidated financial statements prepared as at December 31, 2020 have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2020, the Company is in the research stage, has accumulated losses of $38,158,327 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $1,580,285 during the year ended December 31, 2020. As at date of this report, the Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company's ability to continue as a going concern.

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

We anticipate that we will require a maximum of approximately $700,000, in addition to the investment committed by MainPointe, to proceed with its current plan of operations for the twelve-month period ended December 31, 2021 focused on (1) progressing the  RCI-02 device and consumables toward market launch in Europe and Hong Kong, (2) progressing toward the launch of clinical studies in Japan for RCS-01 and RCT-01, and (3) providing technology transfer, training and other support to be ready for clinical trial launch of RCS-01 and RCT-01 in China with our partner, YOFOTO.

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

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 12(d) of the Financial Statements.

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

In the Share Purchase Agreement with YOFOTO, we issued shares to YOFOTO which had an identifiable market value at the time the agreement was signed. The price YOFOTO paid for these shares, plus associated share-purchase warrants (which have now expired), was over the then-market price for these shares. In addition to the Share Purchase Agreement, we also entered into a Licensing and Collaboration Agreement (See Note 8 - Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd.) with YOFOTO in which we granted to YOFOTO product licenses and a put option. Our company's methodology used in assessing the value assigned to the put options, licenses, and purchase warrants granted in these agreements is outlined in Note 8 and 12 (b) v) of the Financial Statements.

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

C. Research and Development, Patents and Licenses etc.

Research and development expenses totaled $819,403 for the year ended December 31, 2020 compared to $2,196,364 for the year ended December 31, 2019. The decrease was as a result of capital constraints that the Company faced during the year as well COVID posed challenges on the Company's suppliers.  During the year ended December 31, 2020, we incurred costs of $432,880 relating to our clinical trials compared to $1,610,539 for the year ended December 31, 2019.

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

F. Contractual Obligations

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2020:

Years of Expiry	Financial Instruments	Amounts

Within 1 year	Accounts payable and accrued liabilities	$1,359,449
Within 1 year	Promissory note	$47,299
Within 2 to 5 years	CEBA loan payable	$40,000
Within 2 to 5 years	Preference shares	$958,430
Greater than 5 years	Put liability	$3,393,337
Total		$5,798,515

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

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Lee Buckler(2)	Director, Chief Executive Officer and President Corporate Secretary	54	January 1, 2016 June 13, 2016
Simon Ma	Chief Financial Officer	56	June 13, 2016
Dr. Rolf Hoffmann	Chief Medical Officer	59	December 22, 2010
Dr. Kevin McElwee	Chief Scientific Officer	50	December 22, 2010
David Hall (1)(2)	Director Chairman of the Board	67	December 22, 2010 January 1, 2016
Peter Lewis(1)(2)	Director	65	May 27, 2011
Andrew Schutte(2)	Director	31	December 14, 2018
Peter Lowry(1)(2)	Director	57	December 14, 2018

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

Simon Ma - CFO

Simon Ma is a Chartered Professional Accountant and has extensive experience with private companies as well as public companies in the resource sector. He graduated from the University of British Columbia in 1987 and obtained a degree of Bachelor of Arts in Economics after which he worked in the industry as a Controller to 1990. He started articling in 1990 and qualified as a Chartered Accountant in 1994. Simon Ma has been a sole public practitioner since 1997 and is practicing under the name of Simon S. Ma Corporation. He is concurrently serving as chief financial officer of several public companies listed on the TSX Venture Exchange or Canadian Securities Exchange. These companies include North American Potash Inc., Gem International Resources Inc., E-Energy Ventures Inc., United Coal Holdings Ltd., Quanta Resources Inc., and DGS Minerals Inc.  Simon Ma has been the chief financial officer of our company from October 17, 2018 and was the director of finance for our company from June of 2016 to June 22, 2020.

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

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2020:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Lee Buckler CEO, President, Corporate Secretary and Director	2020	240,000	3,397	Nil	Nil	Nil	Nil	Nil	243,397
Simon Ma Chief Financial Officer	2020	Nil	Nil	Nil	Nil	Nil	Nil	96,000	96,000
Dr. Rolf Hoffmann Chief Medical Officer	2020	Nil	Nil	Nil	Nil	Nil	Nil	18,358	18,358
Dr. Kevin McElwee Chief Scientific Officer Founder of TrichoScience	2020	Nil	Nil	Nil	Nil	Nil	Nil	30,000	30,000
David Hall Chairman and Director	2020	Nil	Nil	Nil	Nil	Nil	Nil	23,000	23,000
Peter Lewis Director	2020	Nil	Nil	Nil	Nil	Nil	Nil	17,750	17,750
Peter Lowry Director	2020	Nil	Nil	Nil	Nil	Nil	Nil	16,750	16,750
Andrew Schutte Director	2020	Nil	Nil	Nil	Nil	Nil	Nil	13,750	13,750
Larissa Huang(2) Former Director	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gavin Ye(2) Former Director	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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

(2)	Larissa Huang and Gavin Ye resigned as directors of our company on December 8, 2020.

Pension, Retirement or Similar Benefits

We do not provide pension, retirement or similar benefits to directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2020 to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

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

The following sets out terms of the employment, director's services and consulting agreements with Lee Buckler, David Hall and Simon Ma.

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

Director's Services Agreement: David Hall

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

Consulting Agreement: Simon Ma

The Company entered into a consulting agreement dated effective October 17, 2018 with Simon S. Ma Corporation, a company wholly owned by Simon Ma, the CFO of the Company, pursuant to which Simon Ma provides the Company with financial and accounting services.  The Company has agreed to pay Simon S. Ma Corporation a consulting fee of $8,000 plus GST per month for the term of the consulting agreement, being twelve months after the effective date. The consulting agreement is automatically renewable for twelve months unless either party gives thirty days' written notice to the other of its intention not to renew the consulting agreement.  The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Mr. Ma.

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

D. Employees

As of December 31, 2020, we had one full time employee and one contractor, the majority of which are located in Vancouver, British Columbia. These employees and contractors have expertise in biotechnology management, clinical trials, financial management and communications.

E. Share Ownership

Our directors, senior management and key employees beneficially own, directly or indirectly, the number of common shares set out in the table below:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)	Number of Preferred Shares(3)	Percentage of Preferred Shares(4)
Lee Buckler CEO, President, Corporate Secretary and Director	6,808	*	-	-
Simon Ma Chief Financial Officer	7,460	*	-	-
Dr. Rolf Hoffmann Chief Medical Officer	489,572	1.36%	-	-
Dr. Kevin McElwee Chief Scientific Officer	610,685	1.69%	-	-
David Hall Chairman and Director	398,049(5)	*	37,500	3.44%
Peter Lewis Director	151,999	*	37,500(6)	3.44%
Peter Lowry Director	777,154	*	-	-
Andrew Schutte Director	3,731,571	10.36%	250,000	22.95%

*	Less than 1%.
(1)

Does not include options to acquire common shares of our company held by the persons set forth in the table. For a description of options held by the persons set forth in the table above, see below under the heading "Stock Option Plan".

(2)	Based on 36,035,109 common shares issued and outstanding as of April 28, 2021.
(3)	The preferred shares are subject to the special rights and restrictions as described in Item 10 below.
(4)	Based on 1,089,125 preferred shares issued and outstanding as of April 28, 2021.
(5)	Does not include 100,000 common shares held by Mr. Hall's wife over which Mr. Hall does not exercise control or direction.
(6)	These preferred shares are held in the name of Peter W. Lewis Inc., a private company controlled by Peter Lewis.

Stock Option Plan

On April 17, 2014, our board of directors approved the adoption of our 2014 Stock Option Plan (the "2014 Plan"), which was ratified by our shareholders on December 8, 2020.

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

The following table sets forth the amount and terms of options to acquire common shares of our company we have granted to our directors, senior management and key employees:

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
Lee Buckler CEO, President, Corporate Secretary and Director	150,000	December 7, 2016	$0.60	December 7, 2021
	400,000	July 30, 2018	$0.43	July 30, 2023
Simon Ma Chief Financial Officer	50,000	July 30, 2018	$0.43	July 30, 2023
Dr. Rolf Hoffmann Chief Medical Officer	75,000	December 7, 2016	$0.60	December 7, 2021
	75,000	July 30, 2018	$0.43	July 30, 2023
Dr. Kevin McElwee Chief Scientific Officer	75,000	December 7, 2016	$0.60	December 7, 2021
	75,000	July 30, 2018	$0.43	July 30, 2023
David Hall Director	75,000	December 7, 2016	$0.60	December 2021
	100,000	July 30, 2018	$0.43	July 30, 2023
Peter Lewis Director	30,000	December 7, 2016	$0.60	December 7, 2021
	50,000	July 30, 2018	$0.43	July 30, 2023
Peter Lowry Director	80,000	July 30, 2018	$0.43	July 30, 2023
Andrew Schutte Director	30,000	July 30, 2018	$0.43	July 30, 2023

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

Common Shares

The following table sets forth, as of April 28, 2021, the only persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Andrew Schutte	5,081,895(2)	13.59%(3)
YOFOTO (China) Health Industry Co.	5,357,900	14.87%
Jamie MacKay	3,353,750(4)	9.02%(5)
MainPointe Pharmaceuticals LLC	2,506,802	6.96%

(1) Based on 36,035,109 common shares issued and outstanding as at April 28, 2021.

(2) Includes: (i) 3,731,571 Shares held directly by Mr. Schutte, (ii) 757,575 common shares issued on the conversion of Class A Preference Shares at a conversion price of $0.33 per Class A Preference Share held directly by Mr. Schutte, (iii) 30,000 options held directly by Mr. Schutte, each of which is exercisable into one common share exercisable at a price of $0.43 per common share until July 30, 2023 and (iv) 562,750 Warrants held directly by Mr. Schutte, each of which is exercisable into one common share at a price of $0.36 per common share until July 15, 2023.

(3) Based on 37,385,434 common shares outstanding on a partially-diluted basis comprised of: (i) 36,035,109 issued and outstanding as of April 28, 2021, (ii) 757,575 common shares that may be issuable on conversion of Class A Preference Shares, (iii) 30,000 common shares that may be issuable on exercise of stock options and (iv) 562,750 common shares that may be issuable on exercise of warrants, all held directly by Andrew Schutte.

(4) Includes: (i) 2,235,833 Shares held directly by Mr. MacKay and (ii) 1,117,917 Warrants held directly by Mr. MacKay, each of which is exercisable into one common share at a price of $0.36 per common share until July 15, 2023.

(5) Based on 37,153,026 common shares outstanding on a partially-diluted basis comprised of: (i) 36,035,109 issued and outstanding as of April 28, 2021 and (ii) 1,117,917 common shares that may be issuable on exercise of warrants, held directly by Jamie MacKay.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

Class A Preference Shares

The following table sets forth, as of April 28, 2021, the only persons known to us to be the beneficial owner of more than five (5%) of our Class A Preference Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Andrew Schutte	250,000	22.95%

(6) Based on 1,089,125 Class A Preference Shares issued and outstanding as at April 28, 2021.

The following table sets forth the number of our issued and outstanding common shares and Class A Preference Shares that are held by record holders in the United States:

Class	Number of Shareholders	Total Securities Held	Percentage of Securities
Common Shares	43	8,766,876	24.33%(1)
Class A Preference Shares	1	250,000	22.95%(2)

(1)	Based on 36,035,109 common shares issued and outstanding as of April 28, 2021.
(2)	Based on 1,089,125 Class A Preference Shares issued and outstanding as of April 28, 2021.

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

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2020	December 31, 2019	December 31, 2018
Research and development fees owing to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	$38,445	$18,376	$160,811
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$33,625	$25,750	$30,671
Dr. Petra Goessens-Rueck, head of clinical and regulatory affairs	$-	$12,199	$-
General and administrative fees (salaries) owed to:
David Hall, a director of our company	$17,250	$11,500	$47,000
Lee Buckler, a director and officer of our company	$45,000	$3,069	$131,332
Simon Ma, an officer of our company	$25,200	$-	$-
Peter Jensen, a former director of our company	$-	$-	$13,500

	December 31, 2020	December 31, 2019	December 31, 2018
Peter Lewis, a director of our company	$13,750	$9,750	$37,250
Geoff MacKay, a former director of our company	$-	$2,500	$34,387
John Challis, a former director of our company	$-	$-	$5,000
Hugh Rogers, a former director of our company	$-	$-	$53,550
Tom Kordyback, a former CFO of our Company	$-	$-	$18,000
Larissa Huang, a former director of our company	$-	$-	$3,250
Peter Lowry, a director of our company	$8,250	$12,999	$173,250
Andrew Schutte, a director of our company	$81,885	$11,159	$3,250
Gavin Ye, a former director of our company	$-	$-	N/A
Total	$263,405	$107,302	$726,501

Preference shares

On September 10, 2019, three directors of the Company purchased 325,000 preference shares for $130,000 in total. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

We incurred the following transactions with companies that are controlled by directors and/or officers of our company. The transactions were measured at the amount established and agreed to by the parties.

	December 31, 2020	December 31, 2019	December 31, 2018
Research and development and general and administration fees paid to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	$18,358	$44,879	$100,000
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$30,000	$35,000	$25,000
Hugh Rogers, a former director of our company	$-	$-	$27,000
Peter Lowry, a director of our company	$-	$-	$220,000
Dr. Petra Goessens-Rueck, head of clinical and regulatory affairs	$-	$86,143	$-
Total	$48,358	$166,023	$372,000

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

	December 31, 2020	December 31, 2019	December 31, 2018
General and administrative - salaries	$336,000	$336,000	$380,435
Directors' fees	$71,250	$70,500	$54,750
Stock-based compensation	$3,397	$26,275	$293,367
Total	$410,647	$432,775	$728,552

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

Audited Annual Financial Statements as at December 31, 2020, 2019 and 2018:

Independent Auditor's Report of BDO Canada LLP, dated April 30, 2021;

Consolidated Statements of Financial Position for the years ended December 31, 2020 and 2019;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020, 2019 and 2018;

Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018;

Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2020, 2019 and 2018; and

Notes to the Consolidated Financial Statements.

The audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 can be found under "Item 17 Financial Statements".

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

B. Significant Changes

There were no significant changes in our financial affairs since December 31, 2020

ITEM 9 The Offer and Listing

A. Offer and Listing Details

Price History

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board or the OTCQB, as applicable, currently under the symbol "REPCF". On June 2, 2020, our common share were moved down to the Pink Sheets of the OTC Market Group.  Since January 13, 2014, our common shares have been trading on the TSX Venture Exchange, under the symbol "RP".  Since September 2012, our common shares have been trading on the Berlin Stock Exchange under the symbol P6P2 and code number A2APX7.  On August 10, 2016, we effected a ten (10) for one (1) reverse split.

The trading price and volume of our company's common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. Because our common shares are only sporadically traded on the Pink Sheets and the TSX Venture Exchange, shareholders may find it difficult to liquidate their common shares, or purchase new common shares, at certain times.

All of our common shares are issued in registered form. The transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.661.0271; Facsimile: 604.661.9549).

Our Class A Preference Shares are not listed on any stock exchange.

B. Plan of Distribution

Not applicable.

C. Markets

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board or the OTCQB, as applicable, under the symbol "REPCF"; on June 2, 2020, our common share were moved down to the Pink Sheets of the OTC Market Group; since January 13, 2014 on the TSX Venture Exchange; and, since September 2012, on the Berlin Stock Exchange under the symbol P6P2 and code number A2APX7. Our common shares are not currently listed for trading on any other market or quotation system. On January 10, 2014, we delisted from the Canadian Securities Exchange (formerly the CNSX).

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

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of Class A Shares without par value. Our Class A Shares may be issued in one or more series and our board of directors may fix the number of shares which is to comprise each series and designate the rights, privileges, restrictions and conditions attaching to each series. On August 2, 2019, our board approved the creation of a new class of Class A Shares to be designated as Class A Preference Shares of which 12,000,000 are authorized to be issued.  As of April 28, 2021, there are 1,089,125 Class A Preference Shares issued and outstanding.

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2020 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2020 due to the following material weaknesses: (i) a lack of written policies and procedures for accounting, financial reporting and corporate governance; and (ii) inadequate review of accounting entries and accounting positions; (iii) inadequate segregation of incompatible duties; and (iv) inadequate accounting for complex and/or unusual transactions.

Our company has taken steps to enhance and improve the design of our internal controls over the financial reporting, however these steps were not complete as of December 31, 2020. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2021 assessment of the effectiveness of our internal control over financial reporting.

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

C. Changes in Internal Controls Over Financial Reporting

There were no significant changes in internal controls over financial reporting during the year ended December 31, 2020 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed BDO Canada LLP, Chartered Accountants, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2020. The aggregate fees billed by BDO Canada LLP for audit services rendered for the audit of our annual financial statements and interim reviews of our quarterly financial statements for the fiscal years ended December 31, 2020 and December 31, 2019 were $85,000 and $111,500, respectively.

Audit Related Fees

For the fiscal year ended December 31, 2020, and 2019, the aggregate fees billed for audit related services by BDO Canada LLP were $nil and $nil, respectively.

Tax Fees

For the fiscal years ended December 31, 2020 and 2019, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP were $nil and $8,000, respectively.

All Other Fees

For the fiscal years ended December 31, 2020 and 2019, the aggregate fees billed by BDO Canada LLP for other non-audit professional services, other than those services listed above, were $nil and $nil, respectively.

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

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2020, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

ITEM 16F Change in Registrant's Certifying Accountant

None.

ITEM 16G. Corporate Governance

Not applicable.

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 17 Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements as at December 31, 2020, 2019 and 2018:

Independent Auditor's Report of BDO Canada LLP, dated April 30, 2021;

Consolidated Statements of Financial Position for the years ended December 31, 2020 and 2019;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020, 2019 and 2018;

Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018;

Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2020, 2019 and 2018; and

Notes to the Consolidated Financial Statements.

REPLICEL LIFE SCIENCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

(Stated in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders of RepliCel Life Sciences Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as of December 31, 2020 and 2019, the consolidated statements of comprehensive loss, changes in equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2020, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Emphasis of Matter Regarding Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has accumulated losses of $38,158,327 since its inception and incurred a loss of $1,580,285 during the year ended December 31, 2020. These events or conditions, along with other matters as set forth in Note 2(a), indicate that a material uncertainty exists that may cast substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.  We determined that there are no critical audit matters.

/s/ “BDO CANADA LLP”

Chartered Professional Accountants

Vancouver, British Columbia

April 30, 2021

We have served as the Company's auditor since 2010.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Financial Position (Stated in Canadian Dollars)

As at	Notes	December 31, 2020	December 31, 2019
Assets

Current assets
Cash and cash equivalents		$34,363	$23,929
Guaranteed investment certificate		17,250	28,750
Sales taxes recoverable		28,243	16,524
Prepaid expenses and deposits		70,460	128,670
Contract asset	8	35,374	35,374
		185,690	233,247
Non-current assets
Contract Asset	8	230,847	266,221
Equipment	7	4,425	5,999

Total assets		$420,962	$505,467

Liabilities

Current liabilities
Accounts payable and accrued liabilities	13, 15	$1,320,220	$747,582
Contract liability	8	353,735	353,735
Preference shares	9	517,773	449,287
Promissory note	11	47,299
		2,239,027	1,550,604
Non-current liabilities
CEBA loan payable	10	28,727	-
Deferred government grant income	10	11,273	-
Put liability	8	894,617	718,531
Contract liability	8	2,308,484	2,662,219

Total liabilities		5,482,128	4,931,354

Shareholders' deficiency
Common shares	12	28,471,140	27,529,531
Contributed surplus	12	4,626,021	4,622,624
Accumulated deficit		(38,158,327)	(36,578,042)
Total shareholders' deficiency		(5,061,166)	(4,425,887)

Total liabilities and shareholders' deficiency		$420,962	$505,467
Continuance of Operations	2(a)
Commitments and Contingencies	16
Events after the reporting date	20

 Approved on behalf of the Board:

/s/ "David Hall"	/s/ "Lee Buckler"
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Comprehensive Loss (Stated in Canadian Dollars)

For the year ended	December 31, 2020	December 31, 2019	December 31, 2018

Revenue
Licensing fees (Note 8)	$353,735	$353,735	$167,661

Expenses
Research and development (Note 13)	819,403	2,196,364	709,260
General and administrative (Note 13)	884,704	1,084,212	2,155,809

Loss before other items	(1,350,372)	(2,926,841)	(2,697,408)
Other items:
Accretion on preference shares	(68,486)	(33,289)	-
Accretion on put liability	(176,085)	(141,427)	(56,678)
Foreign exchange loss	(8,605)	(9,997)	(29,817)
Gain on debt settlement (Note 12 (b) ii)	800	107,395	-
Government grant income (Note 10)	22,105	-	-
Interest income	358	-	37

Net and comprehensive loss	$(1,580,285)	$(3,004,159)	$(2,783,866)

Basic and diluted loss per share	$(0.06)	$(0.12)	$(0.13)

Weighted average shares outstanding	26,961,067	24,107,122	21,853,646

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Cash Flows For the year-ended December 31, 2020 (Stated in Canadian Dollars)
	December 31, 2020	December 31, 2019	December 31, 2018

Operating activities

Net loss	$(1,580,285)	$(3,004,159)	$(2,783,866)
Add items not involving cash:
Accretion and accrued dividends	68,486	33,289	-
Amortization of contract asset	35,374	35,374	16,766
Accretion of put liability (Note 8)	176,085	141,427	56,678
Government assistance	(31,273)	-	-
Revenue from contract liability (Note 8)	(353,735)	(353,735)	(167,661)
Depreciation (Note 7)	1,574	2,168	2,998
Gain on debt settlement (Note 12 (b) ii)	(800)	(107,395)	-
Stock-based compensation (Note 12 (e))	3,397	26,275	326,367

Changes in non-cash working capital balances:
Sales taxes recoverable	(11,719)	32,980	(962)
Prepaid expenses and deposits	58,210	382,071	(221,515)
Contract asset (Note 8)	-	-	(353,735)
Accounts payable and accrued liabilities	858,207	29,865	111,618
Contract liability (Note 8)	-	-	3,537,350
Deferred government grant (Note 10)	11,273	-	-
Net cash used in operating activities	(765,206)	(2,781,840)	524,038

Investing activities

Redemption (Purchase) of guaranteed investment certificate	11,500	(28,750)	-
Net cash provided by investing activities	11,500	(28,750)	-

Financing activities

CEBA loan	60,000	-	-
Gross proceeds on issuance of common shares (Note 12)	656,840	-	974,404
Issuance of preference shares net of issuance costs	-	415,998	-
Put liability (Note 8)	-	-	520,426
Promissory note issued (Note 11)	47,299	-	-
Finder's fee (Note 12)	-	-	(97,440)
Net cash provided by financing activities	764,139	415,998	1,397,390

Increase (Decrease) in cash and cash equivalents during the year	10,434	(2,394,592)	1,921,428

Cash and cash equivalents, beginning of the year	23,929	2,418,521	497,093

Cash and cash equivalents, end of the year	$34,363	$23,929	$2,418,521

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Changes in Equity (Deficiency) For the year-ended December 31, 2020 (Stated in Canadian Dollars)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2020	24,715,818	$27,529,531	$4,622,624	$(36,578,042)	$(4,425,887)
Net loss for the year	-	-	-	(1,580,285)	(1,580,285)
Common shares issued - Note 12 (b) i)	3,649,110	656,840	-	-	656,840
Common shares issued - Note 12 (b) ii)	1,426,491	256,769	-	-	256,769
Common shares issued - Note 12 (b) ii)	160,000	28,000	-	-	28,000
Stock-based compensation - Note 12 (e)	-	-	3,397	-	3,397
Balance, December 31, 2020	29,951,419	$28,471,140	$4,626,021	$(38,158,327)	$(5,061,166)

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Changes in Equity (Deficiency) For the year-ended December 31, 2020 (Stated in Canadian Dollars)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2019	23,228,596	$27,077,001	$4,596,349	$(33,573,883)	$(1,900,533)
Net loss for the year	-	-	-	(3,004,159)	(3,004,159)
Common shares issued - Note 12 (b) iv)	735,904	257,187	-	-	257,187
Common shares issued - Note 12 (b) iii)	751,318	195,343	-	-	195,343
Stock-based compensation - Note 12 (e)	-	-	26,275	-	26,275
Balance, December 31, 2019	24,715,818	$27,529,531	$4,622,624	$(36,578,042)	$(4,425,887)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2018	21,442,629	$26,182,073	$4,287,947	$(30,790,017)	$(319,997)
Common shares issued - Note 12 (b) v)	1,785,967	974,404	-	-	974,404
Share issuance costs - Note 12 (b) v)	-	(79,476)	(17,965)	-	(97,441)
Stock-based compensation - Note 12 (e)	-	-	326,367	-	326,367
Net loss for the year	-	-	-	(2,783,866)	(2,783,866)
Balance, December 31, 2018	23,228,596	$27,077,001	$4,596,349	$(33,573,883)	$(1,900,533)

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

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

The address of the Company's corporate office and principal place of business is Suite 900 - 570 Granville Street, Vancouver, BC, V6C 3P1.

2. Basis of Presentation

These consolidated financial statements for the year‐ended December 31, 2020 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 were authorized for issue by the Board of Directors on April 30, 2021.

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

a) Continuance of Operations

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2020, the Company is in the research stage, has accumulated losses of $38,158,327 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $1,580,285 during the year ended December 31, 2020. The Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company's ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

2. Basis of Presentation - continued

a) Continuance of Operations - continued

The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.  See Note 20 -Events after the Reporting Date.

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

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 12(d).

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

3. Critical Accounting Estimates and Judgements - continued

Revenue Recognition - continued

To determine the price of Licensing and Collaboration Agreement (See Note 8 - Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd.), the Company has to make a judgment and estimates in assessing the value assigned to the put options and of the warrants as attached to the placement (see Note 8 and 12 (b) v)).

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

b) Guaranteed investment certificate

Guaranteed investment certificate, bearing interest at 2.2%, matured on January 13, 2021 and was subsequently reinvested at 2.2% maturing on January 19, 2022.

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

e) Revenue - continued

At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license, collaboration and other revenues and earnings in the period of adjustment. The process of successfully achieving the criteria for the milestone payments is highly uncertain. Consequently, there is a significant risk that the Company may not earn all of the milestone payments from each of its strategic partners.

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

The number of shares potentially issuable at December 31, 2020 that were not included in the computation of loss per share since their inclusion would have been anti-dilutive due to a loss in the periods presented. The total number of shares potentially issuable are 3,554,555 (2019: 5,623,184; 2018: 5,873,183) consisting of 1,730,000 (2019: 1,830,000; 2018: 2,080,000) outstanding stock options and 1,824,555 (2019: 3,793,183; 2018: 3,793,183) warrants.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

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

h) Scientific research and development credit and government grants

Scientific research and development credits are received on expenditure and are generally deducted in arriving at the carrying amount of the asset purchased. Grants relating to expenditure are recorded in other income when received.

Government grants are assistance by government agencies in the form of transfers of resources to an entity in return for past or future compliance with certain conditions related to the operating activities of the entity. Grants from the government are recognized at the fair value where there is reasonable assurance that the grant will be received, and the Company will comply with all attached conditions. Government grants related to costs are deferred, if applicable, and recognized in profit or loss on a systematic basis in the periods in which the expenses are recognized.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

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

j) Share-based Payments

The Company has adopted a stock option plan as described in (Note 12(c)).  In addition, certain of the Company's founders have entered into option agreements with consultants and employees of the Company.

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in contributed surplus in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized as stock-based compensation expense (Note 12(e)).

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

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

k) Leases

All leases are accounted for by recognizing a right-of-use asset in equipment and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.  There were no lease liabilities or right-of-use assets recognized as at December 31, 2020.

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

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

Accounts payable and accrued liabilities, CEBA loan payable, promissory note, put liability and preference shares are classified as financial liabilities measured at amortized cost.

The Company recognizes a put liability initially at an estimate of its fair value.  The financial liability is measured at amortized cost and is accreted over the term of the put liability based on its effective interest rate.

In terms of preference shares, the Company recognized initially at face value and as at December 31, 2020, recorded the accretion based on 5 years. No amount was bifurcated to the equity conversion option on initial recognition.  The financial instrument is measured at amortized cost.  Given the Company has an obligation to redeem the preference shares in 5 years at $0.74/share, the effective interest was accreted for the redemption amount and accrued cumulative dividends that will be settled in the future.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

l) Financial Instruments - continued

Impairment of financial assets at amortized cost

 The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial adoption, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For other receivables, the Company applies the simplified approach to providing the expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on the financial assets carried at amortized cost are reversed in subsequent periods. If the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. Given the nature and balances of the Company's receivables and the financial assets the Company has no material loss allowance as at December 31, 2020 and 2019.

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

5. Accounting Standards, Amendments and Interpretations

New Standards, Amendments and Interpretations Effective for the first time

There were no new standards, interpretations and amendments effective from January 1, 2020 that has a material impact on these consolidated financial statements.

New Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory until accounting periods beginning on or after January 1, 2021. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application. The Company intends to apply these standards from application date as indicated below:

 IAS 1 - Classification of liabilities as current or non-current

IAS 1 has been revised to i) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least 12 months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instrument. The amendments are effective for the reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

5. Accounting Standards, Amendments and Interpretations - continued

The Company is currently evaluating the impact this standard is expected to have on its future consolidated financial statements.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

6. Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. ("TrichoScience") whereby RepliCel acquired the issued and outstanding shares of TrichoScience. Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. ("583885") in exchange for 440,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel's incoming Chief Executive Officer ("CEO"). 340,000 shares of RepliCel controlled by the Company's CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel's common shares on the acquisition date. This amount was determined to be US$5.00 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm's length parties at a price of US$5.00.  As at December 31, 2020, nil (2019: nil) common shares were held in escrow.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

7. Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost:
At December 31, 2019	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2020	14,249	41,751	56,000

Depreciation:
At December 31, 2019	11,996	38,005	50,001
Depreciation	451	1,123	1,574
At December 31, 2020	12,447	39,128	51,575
Net book value at December 31, 2020	$1,802	$2,623	$4,425

	Furniture and Equipment	Computer Equipment	Total

Cost:
At December 31, 2018	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2019	14,249	41,751	56,000

Depreciation:
At December 31, 2018	11,433	36,400	47,833
Depreciation	563	1,605	2,168
At December 31, 2019	11,996	38,005	50,001
Net book value at December 31, 2019	$2,253	$3,746	$5,999

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

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

As part of the transaction, YOFOTO invested CDN $5,090,005 in a private placement of RepliCel common shares at CDN $0.95 per share that included 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years.  The warrants have not yet been exercised (Note 12).

The transaction structure also included milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the four year period commencing on July 10 , 2018 in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 2/3 of the shares issued in YOFOTO's initial investment back to the Company under certain conditions until January, 2027.

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

9.  Preference shares - continued

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

As at December 31, 2020, the Company had accrued dividends of $39,814 (2019: $9,318).

See Note 20: Events after the Reporting Date.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

10.  Government grant

Due to the global outbreak of the Novel Coronavirus ("COVID-19"), the federal government of Canada introduced the Canada Emergency Business Account ("CEBA"). CEBA provides an interest-free loan ("CEBA") of $60,000 to eligible businesses. The CEBA loan has an initial term that expires on December 31, 2022 throughout which the CEBA Loan remains interest free. Repayment of $40,000 by December 31, 2022 results in a $20,000 loan forgiveness. If the balance is not paid prior to December 31, 2022, the remaining balance will be converted to a 3-year term loan at 5% annual interest, paid monthly effective January 1, 2023. The full balance must be repaid by no later than December 31, 2025.

Pursuant to IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, the benefit of a government loan at below market rate is treated as a government grant and measured in accordance with IFRS 9, Financial Instruments. The benefit of below market rate shall be measured as the difference between the initial carrying value of the loan (being the present value of a similar loan at market rates) and the proceeds received. The Company has estimated the initial carrying value of the CEBA loan at $26,663 using a discount rate of 18% which was the estimated rate for a similar loan without the interest - free component. The difference of $13,378 will be accreted to the loan liability over the term of the CEBA Loan and offset to other income on the statement of loss and comprehensive loss.

During the year ended December 31, 2020, total interest expense recognized for the CEBA loan amounted to $2,105 (December 31, 2019 - $Nil).

11.  Promissory note

On November 12, 2020, the Company borrowed a sum of $47,299 CAD ($37,149 USD) from an individual, bearing interest at a rate of 8% per annum, payable on demand for repayment of the principal amount.  Subsequent to the year-ended December 31, 2020, this amount was settled by the issuance of common shares (see events after reporting date - shares for debt transaction).

This individual is an employee at MainPointe Pharmaceuticals LLC.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

12.  Share Capital

a) Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

b)  Issued and Outstanding:

 As at December 31, 2020, there were 33,523,307 common shares issued and outstanding.

1,785,967 common shares issued in connection with the Licensing and Collaboration agreement with YOFOTO (note 8) are subject to a put option and are therefore classified as a liability.

During the year-ended December 31, 2020:

i) Private Placement

On July 15, 2020, the Company closed a private placement offering (the "Offering"), pursuant to which it sold an aggregate of 3,649,110 units (each, a "Unit"), at a price of $0.18 per Unit, for gross proceeds of $656,840.

Each Unit consists of one common share of the Company (each, a "Share") and one-half of one share purchase share purchase warrant (each whole warrant, a "Warrant"). One Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.36 per Share for a period of three years from closing of the Offering, subject to an acceleration provision such that in the event that the Shares have a closing price on the TSX Venture Exchange (the "Exchange") of greater than $0.45 per Share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the Offering, RepliCel may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given to the holder.

The Company did not pay any finder's fees in connection with the Offering.

ii) Shares for debt

In August 2020, the company issued 1,426,491 common shares (each, a "Share") in settlement of $256,769 owing to various creditors (the "August Debt Settlement") after receipt of approval from the TSX Venture Exchange (the "Exchange").  The Shares were issued on August 18, 2020.  The Shares are subject to a statutory hold period of four months and one day after closing of the August Debt Settlement.

Of the $256,769 debt settlement, $204,769 was owed to directors or officers of the Company.

In October 2020, the Company issued 160,000 common shares (each, a "Share") in settlement of $28,800 owing to a certain creditor (the "October debt settlement" after receipt of approval from the TSX Venture Exchange (the "Exchange"). The shares were issued on October 28, 2020. The shares are subject to a statutory hold period of four months and one day after the closing of the October Debt Settlement. The Company reported a gain on the October debt settlement in the amount of $800.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

12.  Share Capital - continued

b)  Issued and Outstanding - continued:

During the year-ended December 31, 2019:

iii) The Company announced on October 10, 2019 a debt settlement in the amount of $210,369 owed by the Company to certain creditors ("Creditors") by the issuance of 751,318 common shares (each, a "Share") of the Company at a price of $0.280 per Share. These Settlement Agreements were signed on September 11, 2019; however, the debt was not settled until October 10, 2019 when the transaction was approved by the TSX Venture Exchange. The securities were subject to a statutory hold period of four months and one day. The Company reported a gain on this debt settlement in the amount of $15,027. Of the $210,369 debt settlement, the entire amount was owed to directors or officers of the Company.

iv) The Company announced on January 17, 2019 a debt settlement in the amount of $349,555 owed by the Company to certain creditors ("Creditors") by the issuance of 735,904 common shares (each, a "Share") of the Company at a price of $0.475 per Share. These Settlement Agreements were signed on November 20, 2018; however, the debt was not settled until January 15, 2019 when the transaction was approved by the TSX Venture Exchange. The securities were subject to a statutory hold period of four months and one day. The Company reported a gain on this debt settlement in the amount of $92,368. Of the $349,555 debt settlement, $277,719 was owed to directors or officers of the Company.

During the year-ended December 31, 2018:

v) In 2018, the Company signed the definitive agreement with YOFOTO to commercialize three of RepliCel's programs in Greater China (the "Transaction").

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

12.  Share Capital - continued

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

d) Fair value of Company Options Issued from January 1, 2018 to December 31, 2020

There were no stock options granted during the year ended December 31, 2020 and December 31, 2019.

The Company granted 1,060,000 (on July 31, 2018) and 50,000 (on August 1, 2018) stock options to certain directors, officers, consultants and employees of the Company for the purchase of up to an aggregate of 1,110,000 common shares of the Company pursuant to the Company's Stock Option Plan. Each option granted to the Optionees is exercisable for a period of 5 years at an exercisable price of $0.43 per Share. 910,000 vested immediately and 200,000 options shall vest in equal amounts each calendar quarter over the next 24 months.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	2020	2019	2018
Risk fee rate	-	-	2.19%
Expected life (years)	-	-	5
Volatility	-	-	104%
Expected Dividend	$-	$-	$-
Expected forfeiture rate	0%	0%	0%
Exercise price	$-	$-	$0.43
Grant date fair value	$-	$-	$0.33

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

12.  Share Capital - continued

e) Stock-based Compensation

The Company recognized a fair value of $3,397 (2019: $26,275; 2018: $326,367), as stock-based compensation expense for stock options granted under the Company's Stock Option Plan for the years ended December 31, 2020, 2019 and 2018.

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2020	1,830,000	$0.51
Cancelled	(100,000)	0.52
Outstanding, December 31, 2020	1,730,000	0.51
Exercisable, December 31, 2020	1,730,000	$0.51

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2019	2,080,000	$0.79
Cancelled	(250,000)	0.91
Outstanding, December 31, 2019	1,830,000	0.51
Exercisable, December 31, 2019	1,755,000	$0.54

Outstanding, January 1, 2018	1,400,000	$2.04
Granted	1,110,000	0.43
Cancelled	(430,000)	0.69
Outstanding, December 31, 2018	2,080,000	$0.79
Exercisable, December 31, 2018	1,905,000	$0.82

As at December 31, 2020, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.43 - $8.50 and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 2 years. The remaining unrecognized stock-based compensation as of December 31, 2020 was $Nil (2019: $3,409, 2018: $31,285).

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

12.  Share Capital - continued

f)  Warrants

The number of warrants outstanding at December 31, 2020 and 2019, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Expiry Date
July 15, 2020	1,824,555	$0.36	July 15, 2023
Outstanding, December 31, 2020	1,824,555	$ 0.36

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding, December 31, 2017	12,748,898	$1.50
Issued	1,071,580	0.95
Expired	(10,027,294)	0.83
Outstanding, December 31, 2018	3,793,184	$1.70
Expired	-	-
Outstanding, December 31, 2019	3,793,184	$1.70
Expired	(3,793,184)	1.70
Issued	1,824,555	0.36
Outstanding, December 31, 2020	1,824,555	$0.36

The weighted-average grant date fair value of warrants issued was estimated using the following weighted average assumptions:

	December 31, 2020	December 31, 2018	December 31, 2017
Risk fee rate	-	-	2.31%
Expected life (years)	-	-	2
Volatility	-	-	104%
Expected Dividend	-	-	$-
Expected forfeiture rate	-	-	0%
Exercise price	-	-	$0.95
Grant date fair value	-	-	$0.95

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

13. Related Party Transactions

Related party balances

The following amounts due to related parties are included in accounts payable and accrued liabilities:

	December 31, 2020	December 31, 2019
Companies controlled by directors of the Company	$72,070	$48,375
Directors or officers of the Company	191,335	58,927
	$263,405	$107,302

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

On July 15, 2020, the Company closed a private placement offering (the "Offering"), pursuant to which it sold an aggregate of 3,649,110 units (each, a "Unit"), at a price of $0.18 per Unit, for gross proceeds of $656,840.

A director of the Company participated by subscribing to 1,125,500 common shares for the sum of $202,590.

In August 2020, the company issued 1,426,491 common shares (each, a "Share") in settlement of $256,769 owing to various creditors (the "Debt Settlement") after receipt of approval from the TSX Venture Exchange (the "Exchange").  The Shares were issued on August 18, 2020.  The Shares are subject to a statutory hold period of four months and one day after closing of the Debt Settlement.

Of the $256,769 debt settlement disclosed in note 12, $204,769 was owed to directors or officers of the Company.

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the amount agreed to by the parties.

	December 31, 2020	December 31, 2019	December 31, 2018
Research and development	$48,358	$166,023	$125,000
General and administration	-	-	247,000
	$48,358	$166,023	$372,000

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2020	December 31, 2019	December 31, 2018
General and administrative - salaries and contracts	$336,000	$336,000	$380,435
Directors' fees	71,250	70,500	54,750
Stock-based compensation	3,397	26,275	293,367
	$410,647	$432,775	$728,552

Preference shares

Three directors of the Company purchased 325,000 preference shares for $130,000 (Note 9) in total. Accrued dividend to these three directors was $11,881 as at December 31, 2020 ($2,781 - December 31, 2019).

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

14. Income Taxes

a) Income tax recognized in profit or loss:

	2020	2019	2018

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	-	-	-
Deferred tax expense	-	-	-
Total	-	-	-

b) Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2020	2019	2018

Net income (loss) for the year before taxes	$(1,580,285)	$(3,004,159)	$(2,783,866)
Combined federal and provincial income tax rate	27.00%	27.00%	27.00%
Expected income tax expense (recovery)	(426,677)	(811,000)	(751,000)
Increase (decrease) resulting from
Non-deductible and others items	(17,000)	(48,000)	30,000
Change in unrecognized deferred tax assets	443,677	859,000	721,000
Income tax expense	$-	$-	$-

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

14. Income Taxes - continued

c) The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2020	2019

Deferred tax assets
Non-capital losses	$8,476,000	$7,970,000
Equipment and other	225,000	224,000
Temporary differences relating to intellectual property costs	-	-
Foreign tax credit	412,000	412,000
Un-deducted SR&ED expenditure pool	412,000	412,000
Investment tax credit	196,000	196,000
Share issuance costs	85,000	149,000
Unrecognized deferred tax assets	(9,806,000)	(9,363,000)
	$-	$-

Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods.  No deferred tax asset has been recognized as this criteria has not been met.

At December 31, 2020, the Company has Canadian non-capital losses totalling approximately $31,395,000 that expire beginning in 2026:

Year of Expiry	Amount
2026	6,000
2027	16,000
2028	533,000
2029	863,000
2031	1,664,000
2032	2,290,000
2033	39,000
2034	3,908,000
2035	4,356,000
2036	3,583,000
2037	6,062,000
2038	2,790,000
2039	3,407,000
2040	1,878,000
$33,778,809

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

15.  Financial Instruments and Risk Management

As at December 31, 2020, the Company's financial instruments are comprised of cash and cash equivalent, accounts payable and accrued liabilities, CEBA loan payable, promissory note, put liability and preference shares. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

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

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to Euros and US Dollars as certain expenditures and commitments are denominated in Euros and US Dollars and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At December 31, 2020 the Company held US dollar cash balances of $13 (US$10) (December 31, 2019: $605 or US$466). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$1 (US$1) on the cash balance held December 31, 2020.

Credit risk is the risk of an unexpected loss if a customer or counterparty fails to meet its contractual obligations.  The Company's credit risk is primarily attributable to its cash and cash equivalents. The Company limits exposure to credit risk by maintaining its cash and cash equivalent with large financial institutions.  The Company's maximum exposure to credit risk is the carrying value of its financial assets.

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

15. Financial Instruments and Risk Management - continued

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2020:

Years of Expiry	Financial Instruments	Amounts

Within 1 year	Accounts payable and accrued liabilities	$1,359,449
Within 1 year	Promissory note	$47,299
Within 2 to 5 years	CEBA loan payable	$40,000
Within 2 to 5 years	Preference shares	$958,430
Greater than 5 years	Put liability	$3,393,337
Total		$5,798,515

Contained within accounts payable and accrued liabilities is $358,507 of accrued liabilities at December 31, 2020 (2019: $186,220).

There were no changes to the Company's fair value measurement levels during the year ended December 31, 2020 (2019: no change).

16. Commitments and Contingencies

The Company has entered into a Collaboration and Technology Transfer Agreement with Shiseido Company Limited on July 19, 2013 who have alleged RepliCel breached obligations in the agreement, which may allegedly be terminal to future obligations pursuant to the agreement.  The Company has vigorously denied the existence of such a breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement.  No litigation or the triggering of other dispute mechanisms has been entered into by either party and the Company's management is actively seeking to continue discussions and/or negotiations.  Management maintains the position that any data produced from clinical trials of the technology will, by agreement, be made available to the Company.

From time to time the Company is subject to claims and lawsuits arising from the ordinary course of operations.  In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company's financial position.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

17. Capital Management

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders' equity, CEBA loan payable, promissory note, preference shares and working capital as components of its capital base.  The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program.  Management primarily funds the Company's expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto. The Company's investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. There has been no change in the Company's approach to capital management during the year-ended December 31, 2020.

18. Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the years ended December 31, 2020, 2019 and 2018.

During 2020, the Company entered into debt settlement agreements whereby the aggregate amount of $284,769 owed by the Company to certain creditors were settled by the issuance of a total of 1,586,491 units.

During 2019, the Company entered into debt settlement agreements whereby the aggregate amount of $559,924 owed by the company to certain creditors were settled by the issuance of a total of 1,487,222 units.

19. Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

20. _Events after the Reporting Date

Term sheet for strategic investment and U.S. partnership

On January 22, 2021, RepliCel signed three strategic agreements with MainPointe consisting of a Share Purchase Agreement, Distribution Agreement, and Royalty Agreement. The strategic investment of $2,700,000 under the Share Purchase Agreement from MainPointe will be spread over an 8-month period. Under the limited term distribution partnership for RepliCel's dermal injector and consumables (the “RepliCel Injector Product Line”) in the United States, MainPointe has agreed to pay all costs related to securing FDA approvals to launch the RepliCel Injector Product Line in the U.S. market. The Royalty Participation Agreement provides MainPointe the right to be paid a portion of RepliCel’s future royalty revenue stream earned from the sale of RCS-01, RCT-01, and RCH-01 products and any derivatives. A shareholder director of RepliCel is the Chief Technology Officer of MainPointe.

Primary Deal Terms

In consideration for an investment of $2,700,000 and the payment of all costs related to obtaining FDA approval for Company's dermal injector and consumables, RepliCel has agreed to issue MainPointe up to an aggregate of four (4) million common shares, a right to participate in RepliCel's royalty revenue stream up to a defined ceiling, and certain distribution rights of RepliCel Injector Product Line in the United States. The investment will be made as to $500,000 within five (5) days of receipt of conditional approval from the TSX Venture Exchange, $1,200,000 by February 15, 2021, $700,000 by April 21, 2021 and $300,000 by August 21, 2021. The common shares will be priced at the greater of $0.675 or the Discounted Market Price as such term is defined in the Policies of the TSX Venture Exchange. To the date of this report, the Company had received $1,699,963 towards the $2,400,000 due as at April 21, 2021. The Company issued 2,506,802 common shares under this agreement.

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

REPLICEL LIFE SCIENCES INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2020 (Stated in Canadian Dollars)

20. Events after the Reporting Date - continued

Dividends - Preferred Shares / Shares for Debt

On March 31, 2021, the Company has announced its intention to pay accrued dividends of $47,437 outstanding on the Class A Preferred Shares (the "Dividend Payment") in common shares (each, a "Share") of the Company at a price of $0.375 per Share.

On April 19, 2021, the TSX Venture Exchange approved the settlement of $47,437 in accrued dividends via issuance of 126,492 common shares at the price of $0.375. Of the $47,437 accrued dividends, $14,156 were owed to certain directors of the Company.

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

4.7	Private Placement Agreement dated July 10, 2018 with YOFOTO (China) Health Industry Co. Ltd. (incorporated by reference from our Annual Report on Form 20-F, filed on April 30, 2019)
4.8	License and Collaboration Agreement dated July 10, 2018 with YOFOTO (China) Health Industry Co. Ltd. (incorporated by reference from our Annual Report on Form 20-F, filed on April 30, 2019)
4.9*	Share Purchase Agreement dated January 22, 2021 with MainPointe Pharmaceuticals, LLC.
4.10*	Distribution Agreement dated January 22, 2021 with MainPointe Pharmaceuticals, LLC.
4.11*	Royalty Participation Agreement dated January 22, 2021 with MainPointe Pharmaceuticals, LLC.
(8)	List of Significant Subsidiaries
8.1	TrichoScience Innovations Inc., a company incorporated under the federal laws of Canada, all of the shares of which are beneficially owned by our company.
(11)	Code of Ethics
11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).
(12)	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Lee Buckler.
12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Simon Ma.
(13)	906 Certification
13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Lee Buckler.
13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Simon Ma.

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REPLICEL LIFE SCIENCES INC.

Per:	/s/ Lee Buckler
Lee Buckler
Chief Executive Officer, President and Director

Dated: May 17, 2021

Per:	/s/ Simon Ma
Simon Ma
Chief Financial Officer

Dated: May 17, 2021