Form 20-F
period 2021-12-31
REPLICEL LIFE SCIENCES INC.
filed 2022-06-29
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Amendment No. _____)

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 42,749,565 common shares as of June 27, 2022.

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

• belief that regulatory agencies including those in the United States, China, Europe, Canada and Japan will approve applications to market the DermaPrecise product line without major objection or delay;

• research pertaining to and plans to continue to prepare for a phase 2 dose-finding trail for RCH-01 and details of such a trial;

• belief that the DermaPrecise trademark filings will be generally accepted in most jurisdictions where they are submitted;

• belief that the DermaPrecise dermal injector device will have applications in certain dermatological procedures and preparation for its commercialization including building of commercial/clinical-grade prototypes, validation testing of such prototypes, filing of the regulatory submissions seeking regulatory approval to  market the device will lead to commercial launch, revenue generation, and commercial partners; expectations regarding regulatory clearances to conduct trials and market products;

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

• belief that the regulatory agencies in China will approve applications to proceed with clinical studies of RCT-01 and RCS-01 in China without significant objection or delay;

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

A. Reserved

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

We have generated $5,349,266 in licensing revenues from our operations to date. This revenue was the payment of an upfront fee of $4,120,400 pursuant to a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited ("Shiseido") and $1,228,866 pursuant to a License and Collaboration Agreement with YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO") for certain development and commercialization rights to certain products (the "Licensed Technology") for Greater China (Hong Kong, People's Republic of China, Macau, and Taiwan) (the "Licensed Territory"). This revenue was not recurring revenue from our operations and we may not generate similar revenue in the future.

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

As of December 31, 2021, we had accumulated $42,231,642 in net losses since inception. Our business is focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

We had cash and cash equivalents in the amount of $221,188 and current liabilities in excess of current assets of $1,280,642 as of December 31, 2021. The Company anticipates that it will require approximately $1,200,000 to proceed with its plan of operations focused on completing the RCI-02 device (the dermal injector), meeting its obligations to support YOFOTO's activities in Greater China, and preparing for next-phase clinical development and commercialization in Japan over the twelve-month period ended December 31, 2022.

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

Our auditor's opinion on our December 31, 2021 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $42,231,642 for the cumulative period from September 7, 2006 (inception) to December 31, 2021.  We anticipate generating losses for at least the next 12 months.  As at December 31, 2021 we had current liabilities in excess of current assets of $1,280,642 (2021: working capital deficit of $2,053,337) and we will require additional funding to continue our research and development activities, which casts substantial doubt about our company's ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

On January 22, 2021, we signed a share purchase agreement with MainPointe Pharmaceuticals LLC for an investment of $2,700,000 and a limited term distribution partnership for our dermal injector and consumables (the "RepliCel Injector Product Line") in the United States. As part of the partnership, MainPointe has agreed to pay all costs related to securing FDA approvals to launch the RepliCel Injector Product Line in the U.S. market.  On January 22, 2021, we also signed a royalty rights agreement and distribution agreement with MainPointe. A shareholder director of RepliCel is the chief technology officer of MainPointe.

In consideration for an investment of $2,700,000 and the payment of all costs related to obtaining FDA approval for our dermal injector and consumables, we agreed to issue MainPointe up to an aggregate of 4,000,000 common shares, a right to participate in our company's royalty revenue stream up to a defined ceiling, and certain distribution rights of RepliCel Injector Product Line in the United States. The investment will be made as to $500,000 within five (5) days of receipt of conditional approval from the TSX Venture Exchange (the "Exchange"), $1,200,000 by February 15, 2021, $700,000 by April 21, 2021 and $300,000 by August 21, 2021.  The common shares will be priced at the greater of $0.675 or the Discounted Market Price as such term is defined in the Policies of the Exchange.  On February 8, 2021, we received $492,092 from MainPointe and issued 729,024 common shares to MainPointe at a price of $0.675 per common share.  On March 23 and April 23, 2021, an aggregate of $1,207,871 was received from MainPointe and an aggregate of 1,777,778 common shares were issued MainPointe at a price of $0.675 per common share. On August 30 and November 30, 2021, an aggregate of $998,921 was received from MainPointe and an aggregate of 1,479,882 common shares were issued MainPointe at a price of $0.675 per common share on December 17, 2021.

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

On February 17, 2021, we issued 5,000 common shares on exercise of warrants at a price of $0.36 per common share for aggregate proceeds of $1,800.

On May 17, 2021, we issued 126,492 common shares in settlement of accrued dividends earned on the class A shares at a price of $0.375 per share.

On June 2, 2021, we settled $342,500.80 in debt by the issuance of 889,612 common shares at a deemed price of $0.385 per common share.

Capital Expenditures

During the last three fiscal years ended December 31, 2021, we did not undertake any capital expenditures.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our fiscal years ended December 31, 2021 and 2020.

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

We have an extensive intellectual property portfolio that covers RCT-01 (our platform for tendon repair); RCS-01 (our platform for skin rejuvenation); RCH-01 (our platform for pattern baldness); and DermaPrecise (our dermal injection device and consumables). Our intellectual property portfolio includes both patents and patent applications which we have developed and own (discussed in more detail below).

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

Treatment

Our company believes that chronic tendon injuries resulting from sports-related or occupational overuse is a significant unmet medical need. Tendons consist of specialized connective tissues that attach muscles to bones, transmitting force and supporting the musculoskeletal system. When mechanical loads exceed the strength of a tendon or tensile range is lost due to aging, micro-tears of the collagen fibers within tendon occur. Once a tendon is injured, healing can occur intrinsically via tenocyte activation within the injured site or extrinsically via recruitment of collagen-producing cells from the surrounding area. Naturally healed tendon does not return to the same physiological state as 'intact' tendon, even when it supports a return to normal function. Inadequate rest and improper healing often result in re-injury and rupture.

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

Collaboration Agreement

We have a Collaboration and Technology Transfer Agreement with YOFOTO. RepliCel and YOFOTO are collaborating on a clinical research program in China, with the goal of increasing the available human clinical data on RCT-01. We anticipate that collaborative technology transfer will continue between the companies as any new improvements to the RCT-01 technology are developed by either party. This agreement gives YOFOTO an exclusive 15-year geographic license to develop and market our RCT-01 tendon regeneration technology in Greater China (China, Hong Kong, Macau, and Taiwan).

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

It is intended that all future clinical trials of RCS-01 will be conducted using prototypes of RepliCel's DermaPrecise dermal injector.

Collaboration Agreement

We have a Collaboration and Technology Transfer Agreement with YOFOTO. RepliCel and YOFOTO are collaborating on a clinical research program in China, with the goal of increasing the available human clinical data on RCS-01. We anticipate that collaborative technology transfer will continue between the companies as any new improvements to the RCS-01 technology are developed by either party. This agreement gives YOFOTO an exclusive 15-year geographic license to develop and market our RCS-01 skin rejuvenation technology in the Licensed Territory.

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

We have designed a phase 2 clinical trial intended to measure efficacy of RCH-01 in a larger population of patients with mild to moderate androgenetic alopecia and answer critical questions related to dosing and treatment frequency. We are currently engaged in molecular marker research at the University of British Columbia which is expected to lead to improvements in the product identification, manufacturing, and its clinical effectiveness. We will await data from this research and until clinical-grade prototypes of the DermaPrecise dermal injector are available for use in clinical studies prior to submitting the clinical trial application for a phase 2 study of RCH-01 for regulatory approval.

Collaboration Agreement

We have a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited ("Shiseido"), one of the world's largest cosmetic companies. Both companies agreed to work towards establishing a clinical research program in Asia, with the goal of increasing the available human clinical data on RCH-01. The parties agreed to collaborate as any new improvements to the RCH-01 technology were developed by either party. This agreement gave Shiseido an exclusive geographic license to use our RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 billion people. In mid-2016, Shiseido alleged RepliCel had breached its obligations in the agreement which Shiseido alleged were potentially terminal to future obligations pursuant to the agreement.  We have vigorously denied the existence of such breach and insist on the ongoing validity of the respective obligations on both parties pursuant to the agreement.  Despite the allegations of breach and termination, Shiseido funded a hospital-sponsored clinical study of RCH-01 in Japan which is now complete. The clinical data produced in the study is, by agreement, to be made available to our company. We have delivered several demands for the delivery of the data which Shiseido has refused.  We have made several other demands for compliance with different obligations in the agreement.  Shiseido has refused to comply with all demands.  Nonetheless, Shiseido continues to fund clinical testing and development of RCH-01 in Japan such as the Pivotal Clinical Study described above which is still ongoing and not yet completed.  In 2021, we actively explored our legal alternatives in the pursuit of a resolution to this agreement.  From January 1, 2021 to December 31, 2021, we have taken the following legal and arbitration actions:

We attempted to engage Shiseido in settlement discussions by written letters, without success. RepliCel obtained a legal opinion from a lawyer about proceeding with arbitration. Based on that legal advice, RepliCel consulted with lawyers that specialize in international arbitration and retained a law firm based in Switzerland, called Aceris Law, to represent the Company in the arbitration. RepliCel and Aceris Law filed a Notice of Arbitration with the International Center for Dispute Resolution (ICDR), which is the arbitral tribunal that has jurisdiction over the Agreement between the parties. RepliCel issued a Press Release advising shareholders of this milestone. Shiseido served ReplicCel with its response to the Notice of Arbitration and RepliCel's legal counsel reviewed Shiseido's response with us.  Based on Shiseido's response to the Notice of Arbitration, RepliCel made a strategic and legally necessary step of terminating the agreement with Shiseido. A Press Release was issued advising shareholders of this milestone.

From January 1, 2022 - June 27, 2022 the Company has taken the following legal actions as part of the arbitration:

The Company's legal counsel has continued to fulfil the procedural requirements of the ICDR arbitration process, which to-date has included vetting and agreeing to the arbitration panel, making procedural applications, drafting the Statement of Claim and witness statements, corresponding with the panel and opposing counsel regarding the procedural calendar for the full arbitration process, etc.

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

DermaPrecise: Dermal Injector Device

Background

To support our RCH-01 and RCS-01 products, we are developing a second generation dermal injector device. The DermaPrecise Injector, the production design of which is now complete, will be able to deliver programmable volumes of substances into programmed depths to specific layers of the skin in a constant form with minimal pressure or shear stress, ensuring the injected substance is viable and healthy after application. By improving the conditions of substance delivery, our company improves the chances of success in the treatment of the patient. A significant feature of the new device is the incorporation of a cooling element at the injection site, thus removing the need for an anesthetic. This is a significant improvement over current syringe-type devices where an anesthetic is required prior to injection.

We believe that this device will have applications in certain other dermatological procedures requiring injections of specific volumes of material at specific depths and as such, is actively exploring licensing opportunities in these areas. In addition to the programmable variables of volume and depth, the device will also have interchangeable heads for different injection procedures (single and multi-needle). We received our first functioning prototypes for testing in Q3 2017 and, as a result of extensive testing, made several improvements to the components and design to optimize desired functionality through the following 18 months. Final prototypes were signed off on in late 2019 and first run of commercial-grade prototypes were ordered into production in early 2020. This production run was delayed due to COVID-19-related shutdowns across the supply chain. Our company proceeded to produce its first samples of the commercial-grade prototypes in Q2 2021 and is in the early stages of functional and safety testing which is leading to minor design and production iterations based on results.  We have yet to sign off on a version of the device which we believe is suitable for serial production.  Once this stage of testing and component change is complete, a full manufacturing run units of will be produced for testing over the following months and an application submitted to European regulators for marketing approval. A CE mark will allow our company to commercially launch DermaPrecise in Europe.  An FDA approval (such as a 501(k)) will allow our company to commercially launch the DermaPrecise Injector and single-use components in the United States. Either one will allow our company to launch sale of the device and consumables in countries which accept those approvals such as Hong Kong where YOFOTO is already licensed to distribute. The registration of European or US marketing approval in Hong Kong is expected to trigger a $500,000 milestone payment from YOFOTO.

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

Collaboration Agreement

The Company has a Collaboration and Technology Transfer Agreement with YOFOTO. YOFOTO has agreed to work towards commercializing the DermaPrecise device in China. This agreement gives YOFOTO an exclusive 15-year geographic license to commercialize the Company's DermaPrecise dermal injector in technology in the Licensed Territory.

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

Investment and U.S. Partnership - Mainpointe Pharmaceuticals, LLC

On January 22, 2021, RepliCel signed three strategic agreements with MainPointe consisting of a Share Purchase Agreement, a Distribution Agreement, and a Royalty Agreement. The strategic investment of $2,700,000 under the Share Purchase Agreement from MainPointe will be spread over an 8-month period. Under the limited term distribution partnership for RepliCel's dermal injector and consumables (the "RepliCel Injector Product Line") in the United States, MainPointe has agreed to pay all costs related to securing FDA approvals to launch the RepliCel Injector Product Line in the U.S. market. The Royalty Participation Agreement provides MainPointe the right to be paid a portion of RepliCel's future royalty revenue stream earned from the sale of RCS-01, RCT-01, and RCH-01 products and any derivatives. A shareholder and director of RepliCel is the Chief Technology Officer of MainPointe. The RepliCel and MainPointe teams are actively collaborating on the US regulatory strategy and filing preparations.

Primary Deal Terms

In consideration for an investment of $2,700,000 and the payment of all costs related to obtaining FDA approval for the Company's dermal injector and consumables, RepliCel has agreed to issue MainPointe up to an aggregate of four (4) million common shares, a right to participate in RepliCel's royalty revenue stream up to a maximum payout of 16 million US dollars, and certain distribution rights of RepliCel Injector Product Line in the United States. The investment will be made as to:

  $500,000 within five (5) days of receipt of conditional approval from the TSX Venture Exchange ($492,092 on February 8, 2021),
  $1,200,000 by February 15, 2021 (received $490,000 on March 23, 2021 and $717,871 on April 23, 2021),
  $700,000 by April 21, 2021 (received $500,528 on August 30, 2021, $199,472 received on November 29, 2021), and
  $300,000 by August 21, 2021 ($298,921 received on November 29, 2021).

The common shares will be priced at the greater of $0.675 or the Discounted Market Price as such term is defined in the Policies of the TSX Venture Exchange.

During the year ended December 31, 2021, the Company received the aggregate consideration of $2,700,000 in five tranches which were accounted for and allocated as follows on initial recognition:

Tranche receipt date	Tranche amount $	Share capital or share subscription $	Royalty payable $	Loss on remeasurement of derivative liability $	Derivative liability $
February 8, 2021	492,092	364,512	346,287	(218,707)	-
March 23, 2021	490,000	272,222	344,815	(127,037)	445,384
April 23, 2021	717,871	378,667	507,376	(168,172)	(163,892)
August 30, 2021	500,528	240,995	352,224	(92,691)	(225,991)
November 30, 2021	498,393	203,049	350,845	(55,501)	(55,501)
Total*	2,698,884	1,459,445	1,901,547	(662,108)	-

* The difference of $1,116 between the contractual gross proceeds and actual gross proceeds received is attributable to wire fees and foreign exchange translation differences.

The Company issued 3,986,684 common shares to fulfill its obligations pursuant to the Share Purchase Agreement:

Issue Date	Number of common shares

February 8, 2021	729,024
April 23, 2021	1,777,778
December 17, 2021	1,479,882
3,986,684

Mainpointe is entitled to a royalty under the agreement equal to:

a) 5% of the amounts earned by and paid to the Company from the sale of any of its "NBDS Products" defined as its RCS-01 (NBDS Fibroblast Therapy - Treatment for Aging Skin), RCT-01 (NBDS Fibroblast Therapy - Treatment for Chronic Tendinosis) and any other product which is comprised of the non-bulbar dermal sheath cells patented by the Company, and

b) 20% of the amounts earned by and paid to the Company from the sale of any of its "DSC Products" defined as its RCH-01 (DSC Therapy for Treatment Androgenic Alopecia) and any other product which is comprised of the dermal sheath cup cells patented by the Company.

In consideration for paying all expenses required to obtain regulatory approval for the RepliCel Injector Product Line, the exclusive distribution rights shall commence upon receipt of regulatory approval to launch the RepliCel Injector Product Line in the U.S. market for a period expiring on the earlier of:

a) four (4) years, or

b) when MainPointe has earned USD $2,000,000 in gross income from the sale of the products in the RepliCel Injector Product Line.

The Company will have the right, in its discretion, to buy out this exclusivity right for an amount equal to the net-present value of profit to be earned on USD $2,000,000 in gross income, plus a further amount in gross income that is equal to the regulatory approval costs.

The arrangement with MainPointe was accounted for as a hybrid instrument with two components: royalty payable, which is a financial liability accounted for initially at fair value and subsequently at amortized cost, and an obligation to issue common shares to MainPointe at an agreed price at a future date, which is a derivative liability accounted for at FVTPL.

The strategic agreements were accounted for as a compound financial instrument. The obligation to pay royalties of $16 million USD is classified as a financial liability and measured at amortized cost. Management estimated the present value of future cash flows over the expected term using the effective interest rate. The timing and amount of future cash flows are significant judgments that influence measurement of a financial liability on initial recognition. The effective interest rate should be reassessed at each reporting period end date based on the changes to the future cash flows and their timing. Management has recorded accretion expense of $732,069 for the year ended December 31, 2021 based on an effective interest rate of 57%. The Company incurred no transaction costs to enter into these agreements.

Accretion expense recorded in the year ended December 31, 2021 of $732,069 was based management's estimate that they would pay $16 million USD royalty obligation in 2.34 years ("the Payback Period"), commencing from January 1, 2024. Changes in this estimated Payback Period would result in variability to the Company's reported royalty obligation and annual accretion expense.  Should the Payback Period extend beyond the current estimated 2.34 years, the royalty obligation at December 31, 2021, the accretion recorded in the year ended December 31, 2021 and the effective interest rate estimate would change as presented below:

Payback Period (years)	Royalty payable estimate at December 31, 2021 ($)	Accretion expense for December 31, 2021 ($)	Effective interest rate
2.34 (current estimate)	2,649,181	732,069	57%
5.00	2,394,851	480,274	40%
7.50	2,273,368	360,048	31%
10.00	2,203,707	291,122	25%

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

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with IFRS for 2021, 2020 and 2019. IFRS differs in certain significant respects from U.S. GAAP. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

A. Operating Results

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

	Year ended December 31,		Change 2021 to 2020
	2021 ($)	2020 ($)	Increase/ (Decrease) ($)	Percent Change
Revenue	353,735	353,735	0	0%

Expenses
Research and development	1,149,170	819,403	329,767	40%
General and administrative	1,505,873	884,704	621,169	70%
Other items	1,772,007	229,913	1,542,094	671%
Total loss	(4,073,315)	(1,580,285)	2,493,031	158%

There was $353,735 (2020 - $353,735) in the License fees revenue from the YOFOTO Licensing and Collaboration Agreement recorded for the year ended December 31, 2021 and 2020.

Research and Development expenses totaled $1,149,170 for the year ended December 31, 2021 compared to $819,403 for the year ended December 31, 2020 representing an increase of $329,767 or 40%. Research and Development expenses were higher during the year ended December 31, 2021 than 2020 due to fact that the Company has restarted multiple research and development programs as a result of more funding from the Investment and U.S. Partnership - signed with Mainpointe. During the year ended December 31, 2021, the Company received $2,698,884 from Mainpointe pursuant to the three strategic agreements with MainPointe consisting of a Share Purchase Agreement, a Distribution Agreement, and a Royalty Agreement. The strategic investment of $2,700,000 under the Share Purchase Agreement from MainPointe will be spread over an 8-month period. Under the limited term distribution partnership for the RepliCel Injector Product Line in the United States, MainPointe has agreed to pay all costs related to securing FDA approvals to launch the RepliCel Injector Product Line in the U.S. market. The Royalty Participation Agreement provides MainPointe the right to be paid a portion of RepliCel's future royalty revenue stream earned from the sale of RCS-01, RCT-01, and RCH-01 products and any derivatives. A shareholder director of RepliCel is the Chief Technology Officer of MainPointe.

General and administrative expenses for the year ended December 31, 2021 totaled $1,505,873 compared to $884,704, an increase of $621,169 or 70%. The Company, while it obtained financing from Mainpointe, focused its spending on research and development activities and made its best effort to maintain its general and administrative expenses to a minimum. A major driver for the increase in general and administrative expense is the recording of the stock-based compensation in the amount of $471,755 (2020: $3,397) for the stock-based compensation expense incurred during the year ended December 31, 2021. In addition, there were more spending on legal expense $162,756 in the year ended December 30, 2021 compared to $112,235 in the same period in 2020; accounting and auditing fees ($229,720 in the year ended December 31, 2021 compared to $187,000 in the same period in 2020).

The loss from "Other items" for the year ended December 31, 2021 of $1,772,007 compared to $229,913 was primarily due to the recording of a loss on re-measurement of a derivative liability $662,108 (2020: $nil).

Other items include accretion on preference shares ($141,349; 2020: $68,486): accretion on put liability ($219,236; 2020: $176,085); accretion on royalty payable ($732,069; 2020: $nil) and gain on debt settlement ($31,137; 2020; $800).

Total comprehensive loss for the year ended December 31, 2021 was $4,073,315 or $0.13 per share on a basic and diluted basis compared to a net loss of $1,580,285 or $0.06 per share on a basic and diluted basis for the year ended September 30, 2020.

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

B. Liquidity and Capital Resources

Our company's consolidated financial statements have been prepared on a going concern basis which assumes that our company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. Since its inception, we had accumulated $5,349,266 in revenue from our business, had accumulated deficit of $42,231,642 since incorporation and expected to incur further losses in the development of its business, which casts substantial doubt about our company's ability to continue as a going concern. At December 31, 2021, we had current liabilities in excess of current assets of $1,280,642 . Additional working capital will be required for research and development along with general and administrative expenses and to further its business plans. Our company is currently pursuing both dilutive and non-dilutive financing it expects will satisfy its working capital requirements going forward. Non-dilutive funding includes grant funding and strategic partnerships involving product licenses to defined geographic markets and for specified applications. Our company's financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue as a going concern.

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

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Operating Activities

During the year ended December 31, 2021, $2,513,859 was used in net cash from operating activities compared to $756,206 of cash used in operating activities for the year ended December 31, 2020. The increase in cash used for operating activities was a result of primarily increases in both research and development as well as general and administration activities due to increase in financial resources and a renewed focus on research and development programs.

Additional working capital will be required for research and development and general administration expenses and to further our business plans.

Investing Activities

During the year ended December 31, 2021, the net cash provided by investing activities was $Nil (2020: $11,500).

Financing Activities

During the year ended December 31, 2021, $2,700,684 was provided by financing activities compared to $764,139 for the same period in the prior year. The increase in financing activities resulting from the signing of the three strategic agreements signed with Mainpointe Pharmaceuticals, LLC. (see above section "Overall Performance"), common shares issued for debt settlement and accrued dividend on preference shares and increase of royalty payable.

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

Going Concern

The consolidated financial statements prepared as at December 31, 2021 have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2021, the Company is in the research stage, has accumulated losses of $42,231,642 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $4,073,315 during the year ended December 31, 2021. As at date of this report, the Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations. While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations. Management concludes there are material uncertainties relating to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.

If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We do not anticipate requiring any additional funds to proceed with our full current plan of operations through December 31, 2021 focused on (1) progressing the DermaPrecise device and consumables toward market launch in the United States and Hong Kong, (2) progressing toward the launch of clinical studies in Japan for RCS-01 and RCT-01, and (3) providing technology transfer, training and other support to be ready for clinical trial launch of RCS-01 and RCT-01 in China with our partner, YOFOTO.

We anticipate that we will require a maximum of approximately $1,200,000 to proceed with our full current plan of operations through December 31, 2022. Accordingly, the Company plans to raise additional capital through the sale of debt or equity securities or through other forms of financing in order to raise the funds necessary to pursue the Company's plan of operations. On March 21, 2022, the Company announced a non-brokered private placement financing (the "Offering") of up to 8,333,333 units (each, a "Unit") at a price of $0.18 per Unit for gross proceeds of up to $1,500,000. Each Unit consists of one common share of the Company (each, a "Share") and one-half of one share purchase warrant (each, a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.40 per Share for a period of three years from closing of the Offering. The Offering is anticipated to close in two tranches, the first tranche to be completed quickly and the second tranche to be completed within ninety (90) days, subject to the approval of the Exchange. On May 4, 2022, the Company closed a first tranche of the Offering pursuant to which it sold an aggregate of 4,218,470 Units for gross proceeds of $759,324.60. On May 6, 2022, the Company announced that the Exchange granted a thirty (30) day extension to the Company for completion of its Offering. On June 7, 2022, the Company announced that the Exchange granted a further thirty (30) day extension to the Company for completion of its Offering.  There is no assurance that it will be successful in completing this or any financings. The Company is currently pursuing both dilutive and non-dilutive financing it expects will satisfy its working capital requirements going forward. Non-dilutive funding includes grant funding and strategic partnerships involving product licenses to defined geographic markets and for specified applications.  There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If the Company is not able to obtain additional financing on a timely basis, it may not be able to pursue its plan of operations or meet its obligations as they come due, and may be forced to scale down, or perhaps even cease, business operations. The Company is currently actively engaged in several due diligence reviews and partnership discussions. All such discussions involve the injection of new capital into the Company.

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

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 12(e) of the Financial Statements.

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

In the Share Purchase Agreement with YOFOTO, we issued shares to YOFOTO which had an identifiable market value at the time the agreement was signed. The price YOFOTO paid for these shares, plus associated share-purchase warrants (which have now expired), was over the then-market price for these shares. In addition to the Share Purchase Agreement, we also entered into a Licensing and Collaboration Agreement (See Note 8 - Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd.) with YOFOTO in which we granted to YOFOTO product licenses and a put option. Our company's methodology used in assessing the value assigned to the put options, licenses, and purchase warrants granted in these agreements is outlined in Note 8 of the Financial Statements.

Preference Shares

RepliCel makes estimates on the issuance of preference shares which are compound instruments that consist of both an equity and a liability component. Due to required redemption RepliCel preference shares were classified as liability. Management is required to make estimates to determine the fair value of the components of the preference share issuance at the date that it is issued. The Company also needs to make estimates on the effective interest on preference shares to calculate amounts payable on redemption and inclusive of dividends.

Put Liability

Replicel made estimates on the issuance of the put liability disclosed in Note 7 of the Financial Statements.  The put liability is a financial liability recorded initially at the present value of the potential exercise price of the put.  Management is required to make an estimate to determine the effective interest rate to appropriately discount the potential exercise price over the term of the put liability to its fair value at issuance. Subsequent to its initial recording, the put liability is accreted up to the full face value at the end of the term of the agreement.

Derivative Liability

Replicel made estimates in determining the fair value of the derivative liability. The obligation to issue common shares to Mainpointe at an agreed price at a future date is a derivative liability accounted for at FVTPL. The fair value of this derivative liability has been estimated based on the difference between the market value of the Company's shares to be issued under this arrangement at the reporting date compared to the agreed price of such shares.  The derivative liability is fair valued at each measurement date until its settlement.

Royalty Payable

Replicel makes estimates of the expected timing of the payment of royalties as part of the three strategic agreements signed with Mainpointe Pharmaceuticals LLC. Under this royalty arrangement, RepliCel has provided Mainepointe with a right to participate in RepliCel's royalty revenue stream up to a maximum payout of $16 million US and certain distribution rights of RepliCel Injector Product Line in the United States. Management is required to make an estimate to determine the timing of the Company's royalty revenue stream up to $16 million US.

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

C. Research and Development, Patents and Licenses etc.

Research and development expenses totaled $1,149,170 for the year ended December 31, 2021 compared to $819,403 for the year ended December 31, 2020. The increase during the year ended December 31, 2021 compared to 2020 is due to the fact that the Company has restarted multiple research and development programs as a result of more funding from the Investment and U.S. Partnership with Mainpointe.

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

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Lee Buckler(2)	Director, Chief Executive Officer and President Corporate Secretary	55	January 1, 2016 June 13, 2016
Simon Ma	Chief Financial Officer	57	June 13, 2016
Dr. Rolf Hoffmann	Chief Medical Officer	60	December 22, 2010
Dr. Kevin McElwee	Chief Scientific Officer	51	December 22, 2010
David Hall (1)(2)	Director Chairman of the Board	68	December 22, 2010 January 1, 2016
Peter Lewis(1)(2)	Director	66	May 27, 2011
Andrew Schutte(2)	Director	32	December 14, 2018
Peter Lowry(1)(2)	Director	58	December 14, 2018
Gary Boddington	Director	55	June 1, 2021

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

Mr. Hall has more than two decades of experience in the life sciences industry. From 1994 through 2008, he served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a past member of the University of British Columbia's Tech Equity Investment Committee, a director and Chairman of the Audit Committee of GLG Lifetech Corporation, as well as  Advantage BC.  Mr. Hall currently serves as a director of Avricore Health Inc.

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

Peter Lowry - Director

Mr. Lowry is an experienced executive having held a number of executive and governance roles. As a director and consultant he is focused on business strategy and improvement for private sector companies and government agencies including healthcare. His consulting and  management roles include Managing one of the largest Cardiac services in Australasia and leading the development and operational management of a number of orthopaedic joint-ventures that leverage intellectual property across a range of clinical and commercial settings.  Mr. Lowry graduated with a Bachelor of Management Studies from the University of Waikato (4-year degree), is a Chartered Accountant in New Zealand, and has completed the Executive Program of the Darden Business School, University of Virginia. Mr. Lowry is a long term shareholder in the Company having acquired shares through a number of the capital raisings during this time. In addition, he has provided significant advice to the recently completed share placement and licensing deal.

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

Gary Boddington - Director

Mr. Boddington has been the Chief Executive Officer of PlayWize Technology Inc., a private information technology and services company specializing in products empowering the sporting ecosystem, since 2017.  He is experienced in founding and leading global companies, exploring new markets, launching new products, and raising capital.  Mr. Boddington has worked with founders, shareholders and boards of directors in public and private entities. He founded a business intelligence company which was acquired by a FTSE 100 company, was an early team member of Canada's first listed blockchain company which did pioneering pilot projects with major brands globally, and most recently was an independent director of a Vancouver fintech company which had a $100million+ exit.

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2021:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Lee Buckler CEO, President, Corporate Secretary and Director	2021	240,000	Nil	59,275	Nil	Nil	Nil	Nil	299,275
Simon Ma Chief Financial Officer	2021	Nil	Nil	12,349	Nil	Nil	Nil	96,000	108,349
Dr. Rolf Hoffmann Chief Medical Officer	2021	Nil	Nil	18,524	Nil	Nil	Nil	Nil	18,524
Dr. Kevin McElwee Chief Scientific Officer Founder of TrichoScience	2021	Nil	Nil	49,396	Nil	Nil	Nil	Nil	49,396
David Hall Chairman and Director	2021	Nil	Nil	37,047	Nil	Nil	Nil	21,750	58,797
Peter Lewis Director	2021	Nil	Nil	16,587	Nil	Nil	Nil	15,500	34,024
Peter Lowry Director	2021	Nil	Nil	97,223	Nil	Nil	Nil	15,250	112,473
Andrew Schutte Director	2021	Nil	Nil	105,324	Nil	Nil	Nil	14,500	119,824
Gary Boddington Director	2021	Nil	Nil	37,048	Nil	Nil	Nil	8,083	45,131

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

D. Employees

As of December 31, 2021, we had one full time employee and one contractor, the majority of which are located in Vancouver, British Columbia. These employees and contractors have expertise in biotechnology management, clinical trials, financial management and communications.

E. Share Ownership

Our directors, senior management and key employees beneficially own, directly or indirectly, the number of common shares set out in the table below:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)	Number of Preferred Shares(3)	Percentage of Preferred Shares(4)
Lee Buckler CEO, President, Corporate Secretary and Director	6,808	*	-	-
Simon Ma Chief Financial Officer	7,460	*	-	-
Dr. Rolf Hoffmann Chief Medical Officer	489,572	1.15%	-	-
Dr. Kevin McElwee Chief Scientific Officer	658,412	1.54%	-	-
David Hall Chairman and Director	435,910(5)	*	37,500	3.44%
Peter Lewis Director	212,198(6)	*	37,500(7)	3.44%
Peter Lowry Director	798,582	1.87%	-	-
Andrew Schutte Director	6,079,604	14.22%	250,000	22.95%
Gary Boddington	Nil	-	-	-
*	Less than 1%.
(1)	Does not include options to acquire common shares of our company held by the persons set forth in the table. For a description of options held by the persons set forth in the table above, see below under the heading "Stock Option Plan".
(2)	Based on 42,749,565 common shares issued and outstanding as of June 27, 2022.
(3)	The preferred shares are subject to the special rights and restrictions as described in Item 10 below.
(4)	Based on 1,089,125 preferred shares issued and outstanding as of June 27, 2022.
(5)	Does not include 100,000 common shares held by Mr. Hall's wife over which Mr. Hall does not exercise control or direction.
(6)	207,843 of these common shares are held directly and 4,355 common shares are held in the name of Peter W. Lewis Inc., a private company controlled by Peter Lewis.
(6)	These preferred shares are held in the name of Peter W. Lewis Inc., a private company controlled by Peter Lewis.

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

6. Options granted to all persons, in aggregate, conducting investor relations activities in any 12 month period cannot exceed more than 2% of the issued common shares, without the prior consent of the Exchange.

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

14. Our board of directors may, from time to time, subject to regulatory or shareholder approval, if required under the policies of the Exchange, amend or revise the terms of the 2014 Plan.

The 2014 Plan provides that other terms and conditions may be attached to a particular stock option at the discretion of our board of directors.

The following table sets forth the amount and terms of options to acquire common shares of our company we have granted to our directors, senior management and key employees:
Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
Lee Buckler CEO, President, Corporate Secretary and Director	400,000	July 30, 2018	$0.43	July 30, 2023
	240,000	June 15, 2021	$0.40	June 15, 2026
Simon Ma Chief Financial Officer	50,000	July 30, 2018	$0.43	July 30, 2023
	50,000	June 15, 2021	$0.40	June 15, 2026
Dr. Rolf Hoffmann Chief Medical Officer	75,000	July 30, 2018	$0.43	July 30, 2023
	75,000	June 15, 2021	$0.40	June 15, 2026
Dr. Kevin McElwee Chief Scientific Officer	75,000	July 30, 2018	$0.43	July 30, 2023
	200,000	June 15, 2021	$0.40	June 15, 2026
David Hall Director	100,000	July 30, 2018	$0.43	July 30, 2023
	150,000	June 15, 2021	$0.40	June 15, 2026
Peter Lewis Director	50,000	July 30, 2018	$0.43	July 30, 2023
	75,000	June 15, 2021	$0.40	June 15, 2026
Peter Lowry Director	80,000	July 30, 2018	$0.43	July 30, 2023
	300,000	June 15, 2021	$0.40	June 15, 2026
Andrew Schutte	30,000	July 30, 2018	$0.43	July 30, 2023
	325,000	June 15, 2021	$0.40	June 15, 2026
Gary Boddington	150,000	June 15, 2021	$0.40	June 15, 2026

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

Common Shares

The following table sets forth, as of June 27, 2022, the only persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Andrew Schutte	8,351,535(2)	18.55%(3)
YOFOTO (China) Health Industry Co.	5,357,900	12.53%
Jamie MacKay	6,528,000(4)	14.53%(5)
MainPointe Pharmaceuticals LLC	3,986,684	9.33%

(1) Based on 42,749,565 common shares issued and outstanding as at June 27, 2022.

(2) Includes: (i) 6,079,604 Shares held directly by Mr. Schutte, (ii) 303,030 common shares issued on the conversion of Class A Preference Shares at a conversion price of $0.33 per Class A Preference Share held directly by Mr. Schutte, (iii) 355,000 options held directly by Mr. Schutte, each of which is exercisable into one common share, of which 30,000 are exercisable at a price of $0.43 per common share until July 30, 2023 and 325,000 are exercisable at a price of $0.40 until June 14, 2026 and (iv) 1,613,901 warrants, each of which is exercisable into one common share, of which 562,750 are exercisable at a price of $0.36 per common share until July 15, 2023 and 1,051,151 are exercisable at a price of $0.40 per common share until May 4, 2025.

(3) Based on 45,021,496 common shares outstanding on a partially-diluted basis comprised of: (i) 42,749,565 issued and outstanding as of June 27, 2022, (ii) 303,030 common shares that may be issuable on conversion of Class A Preference Shares, (iii) 355,000 common shares that may be issuable on exercise of stock options and (iv) 1,613,901 common shares that may be issuable on exercise of warrants, all held directly by Andrew Schutte.

(4) Includes: (i) 4,352,000 Shares held directly by Mr. MacKay and (ii) 2,176,000 warrants, each of which is exercisable into one common share, of which 1,117,917 are exercisable at a price of $0.36 per common share until July 15, 2023 and 1,058,083 are exercisable at a price of $0.40 per common share until May 4, 2025.

(5) Based on 44,925,565 common shares outstanding on a partially-diluted basis comprised of: (i) 42,749,565 issued and outstanding as of June 27, 2022 and (ii) 2,176,000 common shares that may be issuable on exercise of warrants, held directly by Jamie MacKay.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

Class A Preference Shares

The following table sets forth, as of June 27, 2022, the only persons known to us to be the beneficial owner of more than five (5%) of our Class A Preference Shares:

Name of Shareholder	No. of Class A Preference Shares Owned	Percentage of Outstanding Class A Preference Shares(1)
Andrew Schutte	250,000	22.95%

(6) Based on 1,089,125 Class A Preference Shares issued and outstanding as at June 27, 2022.

The following table sets forth the number of our issued and outstanding common shares and Class A Preference Shares that are held by record holders in the United States:

Class	Number of Shareholders	Total Securities Held	Percentage of Securities
Common Shares	20	14,609,252	34.17%(1)
Class A Preference Shares	1	250,000	22.95%(2)
(1)	Based on 42,749,565 common shares issued and outstanding as of June 27, 2022.
(2)	Based on 1,089,125 Class A Preference Shares issued and outstanding as of June 27, 2022.

To our knowledge we are not directly or indirectly owned or controlled by another company, a foreign government or any other natural or legal person, severally or jointly.

To our knowledge, there are no arrangements the operation of which may, at a subsequent date, result in a change in the control of our company.

B. Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2019 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals' families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.  For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence.

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2021	December 31, 2020	December 31, 2019
Research and development fees owing to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	$-	$38,445	$18,376
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$31,500	$33,625	$25,750
Dr. Petra Goessens-Rueck, head of clinical and regulatory affairs	$-	$-	$12,199
General and administrative fees (salaries) owed to:
David Hall, a director of our company	$21,750	$17,250	$11,500
Lee Buckler, a director and officer of our company	$-	$45,000	$3,069
Simon Ma, an officer of our company	$-	$25,200	$-
Peter Lewis, a director of our company	$15,500	$13,750	$9,750
Peter Lowry, a director of our company	$15,250	$8,250	$12,999
Andrew Schutte, a director of our company	$14,500	$81,885	$11,159
Gary Boddington	$8,083	$-	$-
Total	$106,583	$263,405	$107,302

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

	December 31, 2021	December 31, 2020	December 31, 2019
Research and development and general and administration fees paid to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	$18,404	$18,358	$44,879
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$30,000	$30,000	$35,000
Peter Lowry, a director of our company	$-	$-	$-
Dr. Petra Goessens-Rueck, head of clinical and regulatory affairs	$-	$-	$86,143
Total	$48,404	$48,358	$166,023

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

	December 31, 2021	December 31, 2020	December 31, 2019
General and administrative - salaries	$336,000	$336,000	$336,000
Directors' fees	$75,083	$71,250	$70,500
Stock-based compensation	$382,442	$3,397	$26,275
Total	$793,525	$410,647	$432,775

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

Audited Annual Financial Statements as at December 31, 2021, 2020 and 2019:

Independent Auditor's Report of BDO Canada LLP, dated June 28, 2022;

Consolidated Statements of Financial Position for the years ended December 31, 2021and 2020;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2021, 2020 and 2019;

Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019;

Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2021, 2020 and 2019; and

Notes to the Consolidated Financial Statements.

The audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 can be found under "Item 17 Financial Statements".

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

B. Significant Changes

There were no significant changes in our financial affairs since December 31, 2020.

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

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of Class A Shares without par value. Our Class A Shares may be issued in one or more series and our board of directors may fix the number of shares which is to comprise each series and designate the rights, privileges, restrictions and conditions attaching to each series. On August 2, 2019, our board approved the creation of a new class of Class A Shares to be designated as Class A Preference Shares of which 12,000,000 are authorized to be issued.  As of June 27, 2022, there are 1,089,125 Class A Preference Shares issued and outstanding.

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

Dividends

Subject to the requirements of the Business Corporations Act (British Columbia), each holder of a Class A Preference Share shall be entitled to receive on the date fixed for payment thereof, and the Company shall pay, a fixed dividend which shall accrue on a daily basis (based on a 360 day year consisting of 12 30-day months) in arrears at the rate of seven percent (7%) per annum on the paid up amount of Class A Preference Shares, which shall be paid out of the money properly applicable for the payment of dividends or, at the election (by delivery of a notice to the other party) of the Company or the Class A Shareholder and subject to the approval of the TSX Venture Exchange, by the issuance of common shares, to be determined at a price per common share equal to the Market Price (as such term is defined in the policies of the TSX Venture Exchange) as of the date such dividends become payable or such other date as may be required by the policies of the TSX Venture Exchange. Dividends shall accrue and be paid on the date determined by the Company in its sole discretion, provided that no interest will be paid on any accumulation of dividends. The holders of the Class A Preference Shares shall not be entitled to any dividends other than the dividends provided herein. The declaration of dividends on Class A Preference Shares shall in no way obligate the Company or the directors to declare dividends on any other class of shares. No dividends shall be declared or paid on the Class A Preference Shares if to do so would render the Company insolvent.

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

Liquidation, Dissolution or Winding-Up

(a) In the event of any distribution of the assets of the Company (the "Assets") on the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of the Assets among its shareholders for the purpose of winding-up its affairs, the Class A Shareholders shall be entitled to receive and to be paid out of any Assets remaining available for distribution, before any payment or distribution is made, if any, to holders of any common shares or shares of any other class of the Company ranking junior to the Class A Preference Shares entitled to receive a portion of such remaining Assets, a liquidation preference equal to the applicable Redemption Price per Class A Preference Share, plus any accrued but unpaid dividends which such Class A Shareholder is entitled up until the date fixed for such liquidation, dissolution or winding-up of the Company.

(b) Neither the sale of all or substantially all the Assets, nor a merger or consolidation of the Company's share capital into or with any other entity shall be deemed to be a voluntary or involuntary liquidation, dissolution, or winding-up of the Company and be subject to the liquidation, dissolution and winding-up rights set forth in this section.

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

Approval of Holders of Class A Preference Shares

Any approval required to be given hereunder at any time by the Class A Shareholder shall, except as otherwise required by the Business Corporations Act (British Columbia), be given by an instrument or instruments in writing signed by the Class A Shareholders holding not less than two-thirds of the then outstanding Class A Preference Shares or by resolution passed by at least two-thirds of the votes cast at a meeting, or any adjournment or postponement thereof, of the Class A Shareholders duly called and at which a quorum was present. In the event that such approval is to be given at a meeting of the Class A Shareholders, a quorum for the meeting shall consist of the holders, present in person or represented by proxy, of not less than a majority of the Class A Preference Shares outstanding at the time of the meeting.

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2021 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2021 due to the following material weaknesses: (i) a lack of written policies and procedures for accounting, financial reporting and corporate governance; and (ii) inadequate review of accounting entries and accounting positions; (iii) inadequate segregation of incompatible duties; and (iv) inadequate accounting for complex and/or unusual transactions.

Our company has taken steps to enhance and improve the design of our internal controls over the financial reporting, however these steps were not complete as of December 31, 2021. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2022 assessment of the effectiveness of our internal control over financial reporting.

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

C. Changes in Internal Controls Over Financial Reporting

There were no significant changes in internal controls over financial reporting during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed BDO Canada LLP, Chartered Accountants, Vancouver, British Columbia, PCAOB ID# 1227, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2021. The aggregate fees billed by BDO Canada LLP for audit services rendered for the audit of our annual financial statements and interim reviews of our quarterly financial statements for the fiscal years ended December 31, 2021 and December 31, 2020 were $115,000 and $85,000, respectively.

Audit Related Fees

For the fiscal year ended December 31, 2021, and 2020, the aggregate fees billed for audit related services by BDO Canada LLP were $nil and $nil, respectively.

Tax Fees

For the fiscal years ended December 31, 2021 and 2020, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP were $nil and $nil, respectively.

All Other Fees

For the fiscal years ended December 31, 2021 and 2020, the aggregate fees billed by BDO Canada LLP for other non-audit professional services, other than those services listed above, were $nil and $nil, respectively.

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

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2021, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

ITEM 16F Change in Registrant's Certifying Accountant

None.

ITEM 16G. Corporate Governance

Not applicable.

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 17 Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements as at December 31, 2021, 2020 and 2019:

Independent Auditor's Report of BDO Canada LLP, dated June 28, 2022;

Consolidated Statements of Financial Position for the years ended December 31, 2021 and 2020

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2021, 2020 and 2019;

Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019;

Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2021, 2020 and 2019; and

Notes to the Consolidated Financial Statements.

REPLICEL LIFE SCIENCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2020 and 2019

(Stated in Canadian Dollars)

Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP 1100 Royal Centre 1055 West Georgia Street Vancouver, BC V6E 3P3

Report of Independent Registered Public Accounting Firm

To the shareholders of RepliCel Life Sciences Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, the consolidated statements of comprehensive loss, changes in equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2021, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Emphasis of Matter Regarding Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has accumulated losses of $42,231,642 since its inception and incurred a loss of $4,073,315 during the year ended December 31, 2021. These events or conditions, along with other matters as set forth in Note 2(a), indicate that a material uncertainty exists that may cast substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimated made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Royalty Payable - Refer to Notes 3 and 8 to the consolidated financial statements

Critical Audit Matter Description

As described in Note 3 of the consolidated financial statements, the Company makes estimates of the expected timing of the payment of royalties as part of the three strategic agreements signed with MainPointe Investment.  RepliCel has provided MainPointe with a right to participate in RepliCel's royalty revenue stream up to a maximum payout of $16 million US, and certain distribution rights of RepliCel Injector Product Line in the United States. Management is required to make an estimate to determine the timing of the Company's royalty revenue stream up to $16 million US.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the testing of the royalty payable estimate included the following, among others:

  We obtained all MainPointe agreements and reviewed each for facts and terms affecting accounting treatment.

  We obtained and assessed for reasonableness management's estimates regarding the expected timing of the Company's future payments under its royalty obligation by comparing the projects to industry market data.

  We performed sensitivity testing to assess the effect of changes to management's estimate of royalty payable timing based on changes to key inputs to the royalty payment model.

Chartered Professional Accountants

Vancouver, British Columbia

June 28, 2022

We have served as the Company's auditor since 2010.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Financial Position (Stated in Canadian Dollars)

As at	Notes	December 31, 2021	December 31, 2020
Assets

Current assets
Cash and cash equivalents		$221,188	$34,363
Guaranteed investment certificate		17,250	17,250
Sales taxes recoverable		25,867	28,243
Prepaid expenses and deposits		93,363	70,460
Contract asset	7	35,374	35,374
		393,042	185,690
Non-current assets
Contract Asset	7	195,475	230,847
Equipment	6	3,277	4,425

Total assets		$591,794	$420,962

Liabilities

Current liabilities
Accounts payable and accrued liabilities	13, 15	$708,563	$1,320,220
Contract liability	7	353,735	353,735
Preference shares	9	611,386	517,773
Promissory note	11	-	47,299
		1,673,684	2,239,027

Non-current liabilities
CEBA loan payable	10	34,255	28,727
Deferred government grant income	10	8,454	11,273
Put liability	7	1,113,853	894,617
Contract liability	7	1,954,746	2,308,484
Royalty payable	8	2,649,181	-

Total liabilities		7,434,173	5,482,128

Shareholders' deficiency
Common shares	12	30,291,486	28,471,140
Contributed surplus	12	5,097,777	4,626,021
Accumulated deficit		(42,231,642)	(38,158,327)

Total shareholders' deficiency		(6,842,379)	(5,061,166)

Total liabilities and shareholders' deficiency		$591,794	$420,962

Continuance of Operations	2(a
Commitments and Contingencies	16
Events after the Reporting Date	20

Approved on behalf of the Board:

/s/ "David Hall"	/s/ "Lee Buckler"
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Comprehensive Loss (Stated in Canadian Dollars)

For the year ended	December 31, 2021	December 31, 2020	December 31, 2019

Revenue
Licensing fees (Note 7)	$353,735	$353,735	$353,735

Expenses
Research and development (Note 13)	1,149,170	819,403	2,196,364
General and administrative (Note 13)	1,505,873	884,704	1,084,212

Loss before other items	(2,301,308)	(1,350,372)	(2,926,841)
Other items:
Accretion and dividends on preference shares (Note 9)	(141,350)	(68,486)	(33,289)
Accretion on CEBA loan	(5,528)	-	-
Accretion on put liability (Note 7)	(219,236)	(176,085)	(141,427)
Accretion on royalty payable (Note 8)	(732,069)	-	-
Foreign exchange loss	(45,741)	(8,605)	(9,997)
Gain on debt settlement (Note 12 (b) iii)	31,137	800	107,395
Government grant income (Note 10)	2,819	22,105	-
Loss on re-measurement of derivative liability (Note 8)	(662,108)	-	-
Interest income	69	358	-

Net and comprehensive loss	$(4,073,315)	$(1,580,285)	$(3,004,159)

Basic and diluted loss per share	$(0.13)	$(0.06)	$(0.12)

Weighted average shares outstanding	32,486,770	26,961,067	24,107,122

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Cash Flows For the year ended December 31, 2021 (Stated in Canadian Dollars)

	December 31, 2021	December 31, 2020	December 31, 2019

Operating activities
Net loss	$(4,073,315)	$(1,580,285)	$(3,004,159)
Add items not involving cash:
Accretion and accrued dividends	141,350	68,486	33,289
Accretion on CEBA loan	5,528	-	-
Accretion on royalty payable	732,069	-	-
Amortization of contract asset	35,372	35,374	35,374
Accretion of put liability (Note 8)	219,236	176,085	141,427
Government grant income	-	(31,273)	-
Revenue from contract liability (Note 7)	(353,738)	(353,735)	(353,735)
Loss on re-measurement of derivative liability (Note 9)	662,108	-	-
Depreciation (Note 6)	1,148	1,574	2,168
Gain on debt settlement (Note 12 (b) (iii))	(31,137)	(800)	(107,395)
Stock-based compensation (Note 12 (e))	471,756	3,397	26,275

Changes in non-cash working capital balances:
Sales taxes recoverable	2,376	(11,719)	32,980
Prepaid expenses and deposits	(22,903)	58,210	382,071
Accounts payable and accrued liabilities	(300,890)	858,207	29,865
Deferred government grant (Note 10)	(2,819)	11,273	-
Net cash used in operating activities	(2,513,859)	(765,206)	(2,781,840)

Investing activities
Redemption (purchase) of guaranteed investment certificate	-	11,500	(28,750)
Net cash provided by (used in) investing activities	-	11,500	(28,750)

Financing activities
Gross proceeds from Mainpointe Investment (Note 8)	2,698,884	-	-
Proceeds from exercise of share purchase warrants	1,800	-	-
CEBA loan	-	60,000	-
Gross proceeds on issuance of common shares (Note 12 b))	-	656,840	-
Promissory note issued (Note 11)	-	47,299	-
Issuance of preference shares net of issuance costs	-	-	415,998
Net cash provided by financing activities	2,700,684	764,139	415,998

Increase (Decrease) in cash and cash equivalents during the year	186,825	10,434	(2,394,592)

Cash and cash equivalents, beginning of the year	34,363	23,929	2,418,521

Cash and cash equivalents, end of the year	$221,188	$34,363	$23,929

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Changes in Equity (Deficiency) For the year-ended December 31, 2021 (Stated in Canadian Dollars)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2021	29,951,419	$28,471,140	$4,626,021	$(38,158,327)	$(5,061,166)
Common shares issued - Mainpointe (Note 8)	3,986,684	1,459,445	-	-	1,459,445
Common shares issued - warrant exercised (Note 12 (b) iv))	5,000	1,800	-	-	1,800
Common shares issued - shares for debt (Note 12 (b) iii)	889,612	311,364	-	-	311,364
Common shares issued - dividends on preference shares (Note 12 b) (ii)	126,492	47,737	-	-	47,737
Stock-based compensation (Note 12 (e))	-	-	471,756	-	471,756
Net loss for the year	-	-	-	(4,073,315)	(4,073,315)
Balance, December 30, 2021	34,959,207	$30,291,486	$5,097,777	$(42,231,642)	$(6,842,379)

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Changes in Equity (Deficiency) For the year-ended December 31, 2021 (Stated in Canadian Dollars)

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
For the year-ended December 31, 2021
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

The address of the Company's corporate office and principal place of business is Suite 900 - 570 Granville Street, Vancouver, BC, V6C 3P1.

2.    Basis of Presentation

These consolidated financial statements for the year-ended December 31, 2021 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 were authorized for issue by the Board of Directors on June XX, 2022.

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

a)     Continuance of Operations

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2021, the Company is in the research stage, has accumulated losses of $42,231,642 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $4,073,315 during the year ended December 31, 2021. The Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which cast substantial doubt about the Company's ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

2.    Basis of Presentation- continued

a) Continuance of Operations - continued

The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations. While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations. See Note 20 - Events after the Reporting Date.

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
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

3.    Critical Accounting Estimates and Judgements - continued

Revenue Recognition - continued

To determine the price of Licensing and Collaboration Agreement (See Note 7 - Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd.), the Company has to use judgment and make estimates in assessing the value assigned to the put options and of the warrants as attached to the placement (see Note 7 and 12).

Preference Shares

Replicel made estimates on the issuance of preference shares which are compound instruments that consist of both an equity and a liability component. Due to required redemption RepliCel preference shares were classified as liability. Management was required to make estimates to determine the fair value of the components of the preference share issuance at the date that it is issued. The Company also needed to make estimates on the effective interest on preference shares to calculate the amounts payable on redemption and inclusive of dividends.

Put Liability

Replicel made estimates on the issuance of the put liability disclosed in Note 7. The put liability is a financial liability recorded initially at the present value of the potential exercise price of the put. Management is required to make an estimate to determine the effective interest rate to appropriately discount the potential exercise price over the term of the put liability to its fair value at issuance. Subsequent to its initial recording, the put liability is accreted up to the full face value at the end of the term of the agreement.

Derivative Liability

Replicel made estimates in determining the fair value of the derivative liability disclosed in Note 8. The obligation to issue common shares to Mainpointe at an agreed price at a future date is a derivative liability accounted for at FVTPL. The fair value of this derivative liability has been estimated based on the difference between the market value of the Company's shares to be issued under this arrangement at the reporting date compared to the agreed price of such shares. The derivative liability is fair valued at each measurement date until its settlement.

Royalty Payable

Replicel makes estimates of the expected timing of the payment of royalties as part of the three strategic agreements signed with Mainpointe Pharmaceuticals LLC ("Mainpointe"). Under this royalty arrangement, RepliCel has provided Mainepointe with a right to participate in RepliCel's royalty revenue stream up to a maximum payout of $16 million US and certain distribution rights of RepliCel Injector Product Line in the United States. Management is required to make an estimate to determine the timing of the Company's royalty revenue stream up to $16 million US.

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

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

3.    Critical Accounting Estimates and Judgements - continued

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

b) Guaranteed investment certificate

Guaranteed investment certificate, bearing interest at 2.2%, matured on January 13, 2021 and was reinvested, bearing interest at 2.2% maturing on January 19, 2022. This was further renewed with a maturity date of January 19, 2023.

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

Gains and Losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net within other income in profit or loss.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
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
For the year-ended December 31, 2021
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
For the year-ended December 31, 2021
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

The number of shares potentially issuable at December 31, 2021 that were not included in the computation of loss per share since their inclusion would have been anti-dilutive due to a loss in the periods presented. The total number of shares potentially issuable are 4,644,555 (2020: 3,554,555; 2019: 5,623,184) consisting of 2,825,000 (2020: 1,730,000; 2019: 1,830,000) outstanding stock options and 1,819,555 (2020:1,824,555; 2019: 3,793,183) warrants.

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
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

g) Income Taxes- continued

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
For the year-ended December 31, 2021
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

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

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
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

k) Leases

All leases are accounted for by recognizing a right-of-use asset in equipment and a lease liability except for leases of low value assets and leases with a duration of 12 months or less. There were no lease liabilities or right-of-use assets recognized as at December 31, 2021.

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

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

l) Financial Instruments - continued

Non-Derivative Financial Assets- continued

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

Accounts payable and accrued liabilities, CEBA loan payable, promissory note, put liability, royalty payable and preference shares are classified as financial liabilities measured at amortized cost.

The Company recognized a put liability initially at an estimate of its fair value. The financial liability is measured at amortized cost and is accreted over the term of the put liability based on its effective interest rate.

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

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial adoption, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For other receivables, the Company applies the simplified approach to providing the expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on the financial assets carried at amortized cost are reversed in subsequent periods. If the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. Given the nature and balances of the Company's receivables and the financial assets the Company has no material loss allowance as at December 31, 2021 and 2020.

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
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

5.    Accounting Standards, Amendments and Interpretations

New Standards, Amendments and Interpretations Effective for the first time

There were no new standards, interpretations and amendments effective from January 1, 2021 that had a material impact on these consolidated financial statements.

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

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

6. Equipment

	Furniture and Equipment	Computer Equipment	Total

Cost:
At December 31, 2020	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2021	14,249	41,751	56,000

Depreciation:
At December 31, 2020	12,447	39,128	51,575
Depreciation	361	787	1,148
At December 31, 2021	12,808	39,915	52,723
Net book value at December 31, 2021	$1,441	$1,836	$3,277

	Furniture and Equipment	Computer Equipment	Total

Cost:
At December 31, 2019	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2020	14,249	41,751	56,000

Depreciation:
At December 31, 2019	11,996	38,005	50,001
Depreciation	451	1,123	1,574
At December 31, 2020	12,447	39,128	51,575
Net book value at December 31, 2020	$1,802	$2,623	$4,425

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

7. Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd.

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

As part of the transaction, YOFOTO invested CDN $5,090,005 in a private placement of RepliCel common shares at CDN $0.95 per share that included 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years. The warrants have not yet been exercised (Note 13).

The transaction structure also included milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the five-year period commencing on July 10, 2018 in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 2/3 of the shares issued in YOFOTO's initial investment back to the Company under certain conditions until January, 2027.

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

On October 9, 2018, the $5,090,005 private placement was closed and the Company issued YOFOTO 5,357,900 RepliCel common shares which represented 19.9% of RepliCel's then-issued common shares. In association with the YOFOTO deal, the Company agreed to pay a finders/success fee of ten percent (10%) of any upfront fees received by the Company and consequently, a fee of $509,001 was paid in this respect. In addition, the Company will be paying a success fee of five percent (5%) of any milestone fees and royalty fees received by the Company as a result of this License Agreement.

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

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

7. Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd. - continued

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

The Company has recorded a put liability based on management's estimate of its fair value. The fair value of this put liability was determined by calculating the present value of $3,393,337 repayable in 8.5 years discounted at 23%. $3,393,337 is 2/3s of the private placement proceeds that are subject to the put liability. After its initial recording at $520,426, the put liability is subsequently accreted up to the full face value at the end of the term of the agreement. Accretion expense on put liability at December 31, 2021 amounts to $219,236 (December 31, 2020 - $176,085)

8. Investment and U.S. Partnership - Mainpointe Pharmaceuticals, LLC

On January 22, 2021, RepliCel signed three strategic agreements with MainPointe consisting of a Share Purchase Agreement, a Distribution Agreement, and a Royalty Agreement. The strategic investment of $2,700,000 under the Share Purchase Agreement from MainPointe will be spread over an 8-month period. Under the limited term distribution partnership for RepliCel's dermal injector and consumables (the "RepliCel Injector Product Line") in the United States, MainPointe has agreed to pay all costs related to securing FDA approvals to launch the RepliCel Injector Product Line in the U.S. market. The Royalty Participation Agreement provides MainPointe the right to be paid a portion of RepliCel's future royalty revenue stream earned from the sale of RCS-01, RCT-01, and RCH-01 products and any derivatives. A shareholder director of RepliCel is the Chief Technology Officer of MainPointe.

Primary Deal Terms

In consideration for an investment of $2,700,000 and the payment of all costs related to obtaining FDA approval for the Company's dermal injector and consumables, RepliCel has agreed to issue MainPointe up to an aggregate of four (4) million common shares, a right to participate in RepliCel's royalty revenue stream up to a maximum payout of 16 million US dollars, and certain distribution rights of RepliCel Injector Product Line in the United States. The investment will be made as to:

  $500,000 within five (5) days of receipt of conditional approval from the TSX Venture Exchange ($492,092 on February 8, 2021),
  $1,200,000 by February 15, 2021 (received $490,000 on March 23, 2021 and $717,871 on April 23, 2021),
  $700,000 by April 21, 2021 (received $500,528 on August 30, 2021, $199,472 received on November 29, 2021), and
  $300,000 by August 21, 2021 ($298,921 received on November 29, 2021).

The common shares will be priced at the greater of $0.675 or the Discounted Market Price as such term is defined in the Policies of the TSX Venture Exchange.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

8. Investment and U.S. Partnership - Mainpointe Pharmaceuticals, LLC - continued

During the year ended December 31, 2021, the Company received the aggregate consideration of $2,700,000 in five tranches which were accounted for and allocated as follows on initial recognition:

Tranche receipt date	Tranche amount $	Share capital or share subscription $	Royalty payable $	Loss on remeasurement of derivative liability $	Derivative liability $
February 8, 2021	492,092	364,512	346,287	(218,707)	-
March 23, 2021	490,000	272,222	344,815	(127,037)	445,384
April 23, 2021	717,871	378,667	507,376	(168,172)	(163,892)
August 30, 2021	500,528	240,995	352,224	(92,691)	(225,991)
November 30, 2021	498,393	203,049	350,845	(55,501)	(55,501)
Total*	2,698,884	1,459,445	1,901,547	(662,108)	-

* The difference of $1,116 between the contractual gross proceeds and actual gross proceeds received is attributable to wire fees and foreign exchange translation differences.

The Company issued 3,986,684 common shares to fulfill its obligations pursuant to the Share Purchase Agreement:

Issue Date	Number of common shares

February 8, 2021	729,024
April 23, 2021	1,777,778
December 17, 2021	1,479,882
3,986,684

Mainpointe is entitled to a royalty up to an aggregate maximum amount of $16 million USD under the agreement equal to:

a) 5% of the amounts earned by and paid to the Company from the sale of any of its "NBDS Products" defined as its RCS-01 (NBDS Fibroblast Therapy - Treatment for Aging Skin), RCT-01 (NBDS Fibroblast Therapy - Treatment for Chronic Tendinosis) and any other product which is comprised of the non-bulbar dermal sheath cells patented by the Company, and

b) 20% of the amounts earned by and paid to the Company from the sale of any of its "DSC Products" defined as its RCH-01 (DSC Therapy for Treatment Androgenic Alopecia) and any other product which is comprised of the dermal sheath cup cells patented by the Company.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

8. Investment and U.S. Partnership - Mainpointe Pharmaceuticals, LLC - continued

In consideration for paying all expenses required to obtain regulatory approval for the RepliCel Injector Product Line, the exclusive distribution rights shall commence upon receipt of regulatory approval to launch the RepliCel Injector Product Line in the U.S. market for a period expiring on the earlier of:

a) four (4) years, or

b) when MainPointe has earned USD $2,000,000 in gross income from the sale of the products in the RepliCel Injector Product Line.

The Company will have the right, in its discretion, to buy out this exclusivity right for an amount equal to the net-present value of profit to be earned on USD $2,000,000 in gross income, plus a further amount in gross income that is equal to the regulatory approval costs

The arrangement with MainPointe was accounted for as a hybrid instrument with two components: royalty payable, which is a financial liability accounted for initially at fair value and subsequently at amortized cost, and an obligation to issue common shares to MainPointe at an agreed price at a future date, which is a derivative liability accounted for at FVTPL.

The obligation to pay royalties of $16 million USD is classified as a financial liability and measured initially at its fair value and subsequently at amortized cost. Management estimated the present value of future cash flows over the expected term using an estimated effective interest rate. The timing and amount of future cash flows are significant judgments that influence measurement of this financial liability over its term until settled. The effective interest rate will be reassessed at each reporting period end date based on management's estimates of changes to the future cash flows and their timing. Management has recorded accretion expense of $732,069 in the year ended December 31, 2021 based on an effective interest rate of 57%. The Company incurred no transaction costs to enter into these agreements.

Accretion expense recorded in the year ended December 31, 2021 of $732,069 was based management's estimate that they would pay $16 million USD royalty obligation in 2.34 years ("the Payback Period"), commencing from January 1, 2024. Changes in this estimated Payback Period would result in variability to the Company's reported royalty obligation and annual accretion expense. Should the Payback Period extend beyond the current estimated 2.34 years, the royalty obligation at December 31, 2021, the accretion recorded in the year ended December 31, 2021 and the effective interest rate estimate would change as presented below:

Payback Period (years)	Royalty payable estimate at December 31, 2021 ($)	Accretion expense for December 31, 2021 ($)	Effective interest rate
2.34 (current estimate)	2,649,181	732,069	57%
5.00	2,394,851	480,274	40%
7.50	2,273,368	360,048	31%
10.00	2,203,707	291,122	25%

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

8. Investment and U.S. Partnership - Mainpointe Pharmaceuticals, LLC - continued

The fair value of the derivative liability related to the Company's obligation to issue its common shares at a future date at an agreed price was estimated as the difference between the market price of the Company's common shares on the measurement date and their market price on the inception date of the Mainpointe agreement (January 22, 2021) multiplied by the number of common shares issuable per the contractual terms. The derivative liability was re-measured until the settlement date, (when agreed proceeds for the Company's common shares have been received) with a gain or loss on re-measurement recognized on the statement of profit or loss. The Company settled the obligation to issue its common shares during 2021 and recognized a loss on the re-measurement of the derivative liability of $662,108 during the settlement period.

The royalty payable is recognized when proceeds from the arrangement are received from MainPointe and is measured as a residual after subtracting the fair value of derivative liability related to the Company's obligation to issue its common shares at a future date at an agreed price from the proceeds. The royalty payable amounts recorded upon receipt of proceeds from the MainPointe arrangement during 2021 totalled $1,901,547. This amount was increased by $732,069 during 2021 as a result of accretion and by $ 15,565 as a result of exchange loss.

9. Preference shares

On September 12, 2019, the Company announced that it had completed the first tranche of a private placement pursuant to which it issued 1,089,125 Class A Preference shares at a price of $0.40 per share for aggregate gross proceeds of $435,650.

The finalized terms of the private placement carried certain rights and restrictions, which include:

  a fixed dividend rate which shall accrue on a daily basis (based on a 360- day year consisting of 12 30-day months) at a rate of seven (7%) per annum;
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

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

9. Preference shares - continued

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

As at December 31, 2021, the Company had accrued dividends of $22,872 (2020: $39,814).

The continuity of the preferred share liability is presented below:

	December 31, 2021	December 31, 2020
Opening preference share liability	$517,773	$449,287
Dividends accrued	30,495	30,495
Accretion	110,855	37,991
Settlement of dividends through issuance of common shares (Note 13)	(47,737)	-
Exercisable, December 31, 2021 and 2020	$611,386	$517,773

10.  Government grant

Due to the global outbreak of the Novel Coronavirus ("COVID-19"), the federal government of Canada introduced the Canada Emergency Business Account ("CEBA"). CEBA provided an interest-free loan ("CEBA") of $60,000 to eligible businesses. The CEBA loan has an initial term that expires on December 31, 2022 throughout which the CEBA Loan remains interest free. Repayment of $40,000 by December 31, 2022 results in a $20,000 loan forgiveness. If the balance is not paid prior to December 31, 2022, the remaining balance will be converted to a 3-year term loan at 5% annual interest, paid monthly effective January 1, 2023. The full balance must be repaid by no later than December 31, 2025.

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

During the year ended December 31, 2021, total accretion expense recognized for the CEBA loan amounted to $5,528 (December 31, 2020 - $nil). In addition, the Company recognized $2,819 (2020: $22,105) in Government Grant Income.

11.   Promissory note

On November 12, 2020, the Company borrowed a sum of $47,299 CAD ($37,149 USD) from an individual, bearing interest at a rate of 8% per annum, payable on demand for repayment of the principal amount. During year-ended December 31, 2021 this amount was settled by the issuance of common shares (Note 13 (b) ii)).

The holder of the promissory note is an employee at MainPointe Pharmaceuticals LLC.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

12.   Share Capital

a)     Authorized:

Unlimited common shares without par value

b) Issued and Outstanding:

As at December 31, 2021, there were 34,959,207 common shares issued and outstanding.

1,785,967 common shares issued in connection with the Licensing and Collaboration agreement with YOFOTO (note 8) are subject to a put option and are therefore classified as a liability.

During the year ended December 31, 2021, share activities were as below:

i) On January 22, 2021, RepliCel signed three strategic agreements with MainPointe consisting of a Share Purchase Agreement, a Distribution Agreement, and a Royalty Agreement. The strategic investment of $2,700,000 under the Share Purchase Agreement from MainPointe was received over an 8-month period (Note 9).

During the year ended December 31, 2021, the Company has received $2,698,884 from Mainpointe towards the Investment and U.S. Partnership (see Note 9). 3,986,684 common shares were issued which had a value of $1,459,445 on the dates of issuance. These common shares were issued in 5 tranches (Note 9).

ii) On May 17, 2021, Replicel issued 126,492 common shares in settlement of $47,737 of accrued dividends on issued preference shares. (Note 10).

iii) Shares for debt

The Company announced on March 25, 2021 a debt settlement in the amount of $342,501 owed by the Company to certain creditors ("Creditors") by the issuance of 889,612 common shares (each, a "Share") of the Company at a price of $0.385 per Share. The Settlement Agreements were approved by the TSX Venture Exchange and the shares were issued on June 2, 2021. The securities are subject to a statutory hold period of four months and one day. The Company reported a gain on this debt settlement in the amount of $31,137.

iv)   On February 17, 2021, 5,000 shares were issued for cash of $1,800 pursuant to exercise of warrants.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
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
For the year-ended December 31, 2021
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

d) Fair value of Company Options Issued

On June 15, 2021, the Company granted 1,715,000 stock options to certain directors, officers, consultants and employees of the Company respectively for the purchase of up to 1,715,000 common shares of the Company pursuant to the Company's Stock Option Plan. Each option granted to the Optionees is exercisable for a period of 5 years at an exercise price of $0.40 per common Share. 625,000 shall invest immediately and 1,090,000 shall vest in equal amounts each calendar quarter of the next 24 months.

There were no stock options granted during the years ended December 31, 2020 and December 31, 2019.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

12.   Share Capital - continued

d) Fair value of Company Options Issued - continued

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	2021	2020	2019
Risk-fee rate	2.54%	-	-
Expected life (years)	5	-	-
Volatility	113%	-	-
Expected Dividend	$-	$-	$-
Expected forfeiture rate	0%	-0%	-0%
Exercise price	$0.40	-$-	-$-
Grant date fair value	$0.32	-$-	-$-

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk-free interest rate for the term of the option.

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

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

12. Share Capital - continued

e) Stock-based Compensation

The Company recognized a fair value of $471,755 (2020: $3,397; 2019: $26,275), as stock-based compensation expense for stock options granted under the Company's Stock Option Plan for the years ended December 31, 2021, 2020 and 2019.

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2021	1,730,000	$0.51
Granted	1,715,000	$0.40
Expired	(620,000)	$0.66
Outstanding, December 31, 2021	2,825,000	$0.41
Exercisable, December 31, 2021	2,007,500	$0.42

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2020	1,830,000	$0.51
Cancelled	(100,000)	0.52
Outstanding, December 31, 2020	1,730,000	0.51
Exercisable, December 31, 2020	1,730,000	$0.51

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2019	2,080,000	$0.79
Cancelled	(250,000)	0.91
Outstanding, December 31, 2019	1,830,000	0.51
Exercisable, December 31, 2019	1,755,000	$0.54

As at December 31, 2021, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.40 - $0.43 and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 3.33 years. The remaining unrecognized stock-based compensation as of December 31, 2021 was $84,033 (2020: $Nil, 2018: $3,409).

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

12. Share Capital - continued

f) Warrants

The number of warrants outstanding at December 31, 2021 and 2020, each exercisable into one common share, is as follows:

Issue Date	Warrants Outstanding	Weighted Average Exercise Price	Expiry Date
July 15, 2020	1,819,555	$0.36	July 15, 2023
Outstanding, December 31, 2021	1,819,555	$0.36

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding, December 31, 2019	3,793,184	$1.70
Expired	(3,793,184)	1.70
Issued	1,824,555	0.36
Outstanding, December 31, 2020	1,824,555	$0.36
Exercised	(5,000)	0.36
Outstanding, December 31, 2021	1,819,555	$0.36

13. Related Party Transactions

Related party balances

The following amounts due to related parties are included in accounts payable and accrued liabilities:

	December 31, 2021	December 31, 2020
Companies controlled by directors of the Company	$31,500	$72,070
Directors or officers of the Company	75,083	191,335
	$106,583	$263,405

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year ended December 31, 2021, the following transactions with related parties occurred:

In June 2021, the company issued 889,612 common shares (each, a "Share") in settlement of $342,500 owed by the Company to certain creditors ("Creditors") (Note 12). Of the $342,500 debt settlement, $141,052 was owed to directors or officers of the Company.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

13. Related Party Transactions - continued

On March 31, 2021, the Company has announced its intention to pay accrued dividends of $47,437 outstanding on the Class A Preferred Shares (the "Dividend Payment") in common shares (each, a "Share") of the Company at a price of $0.375 per Share.

On April 19, 2021, the TSX Venture Exchange approved the settlement of $47,737 in accrued dividends via issuance of 126,492 common shares at the price of $0.375. Of the $47,737 accrued dividends, $14,156 were owed to certain directors of the Company.

During the year ended December 31, 2020, the following transactions with related parties occurred:

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

	December 31, 2021	December 31, 2020	December 31, 2019
Research and development	$48,404	$48,358	$166,023
	$48,404	$48,358	$166,023

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2021	December 31, 2020	December 31, 2019
General and administrative - salaries and contracts	$336,000	$336,000	$336,000
Directors' fees	75,083	71,250	70,500
Stock-based compensation	382,442	3,397	26,275
	$793,525	$410,647	$432,775

Preference shares

In 2019, three directors of the Company purchased 325,000 preference shares for $130,000 (Note 9) in total. Accrued dividends to these three directors was $6,825 as at December 31, 2021 ($11,881 - December 31, 2020).

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

14. Income Taxes

a) Income tax recognized in profit or loss:

	2020	2019	2018

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	-	-	-
Deferred tax expense	-	-	-
Total	-	-	-

b) Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2021	2020	2019

Net income (loss) for the year before taxes	$(4,073,315)	$(1,580,285)	$(3,004,159)
Combined federal and provincial income tax rate	27.00%	27.00%	27.00%
Expected income tax expense (recovery)	(1,099,000)	(426,677)	(811,000)
Increase (decrease) resulting from
Non-deductible and others items	(318,000)	(17,000)	(48,000)
Change in unrecognized deferred tax assets	(781,000)	(443,677)	859,000
Income tax expense	$-	$-	$-

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

14. Income Taxes - continued

c) The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2021	2020

Deferred tax assets
Non-capital losses	$8,595,000	$8,476,000
Equipment and other	225,000	225,000
Withholding tax credits	412,000	412,000
Un-deducted SR&ED expenditure pool	412,000	412,000
Investment tax credit	196,000	196,000
Share issuance costs	32,000	85,000
Royalty payable	715,000	-
Unrecognized deferred tax assets	(10,587,000)	(9,806,000)
	$-	$-

Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods. No deferred tax asset has been recognized as this criteria has not been met.

At December 31, 2021, the Company has Canadian non-capital losses totalling approximately $31,835,000 that expire beginning in 2026:

Year of Expiry	Amount
2026	6,000
2027	16,000
2028	533,000
2029	863,000
2031	1,664,000
2032	2,290,000
2033	39,000
2034	3,908,000
2035	4,356,000
2036	3,583,000
2037	6,062,000
2038	2,790,000
2039	3,407,000
2040	1,878,000
2041	440,000
$31,835,000

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

15. Financial Instruments and Risk Management

As at December 31, 2021, the Company's financial instruments are comprised of cash and cash equivalent, accounts payable and accrued liabilities, CEBA loan payable, promissory note, put liability, royalty payable and preference shares. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

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

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to Euros and US Dollars as certain expenditures and commitments are denominated in Euros and US Dollars and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At December 31, 2021 the Company held US dollar cash balances of $40,740 (US$32,134) (December 31, 2020: $13 or US$10). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$407 (US$321) on the cash balance held December 31, 2021.

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

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company's cash and cash equivalent is currently held in an interest-bearing bank account, management considers the interest rate risk to be limited.

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
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

15. Financial Instruments and Risk Management - continued

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2021:

Years of Expiry	Financial Instruments	Amounts

Within 1 year	Accounts payable and accrued liabilities	$708,563
Within 2 to 5 years	CEBA loan payable	$42,709
Within 2 to 5 years	Preference shares	$958,430
Greater than 5 years	Put liability	$3,393,337
Greater than 5 years	Royalty payable	$20,284,800
Total		$25,387,839

Contained within accounts payable and accrued liabilities is $219,384 of accrued liabilities at December 31, 2021 (2020: $358,507).

There were no changes to the Company's fair value measurement levels during the year ended December 31, 2021 (2020: no change).

16. Commitments and Contingencies

The Company entered into a Collaboration and Technology Transfer Agreement with Shiseido Company Limited on July 9, 2013 who have alleged RepliCel breached obligations in the agreement, which may allegedly be terminal to future obligations pursuant to the agreement. The Company has vigorously denied the existence of such a breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement. No litigation or the triggering of other dispute mechanisms has been entered into by either party and the Company's management is actively seeking to continue discussions and/or negotiations. Management maintains the position that any data produced from clinical trials of the technology will, by agreement, be made available to the Company.

The Company attempted to engage Shiseido in settlement discussions by written letters, without success. The Company obtained a legal opinion from a lawyer about proceeding with arbitration. Based on that legal advice, the Company consulted with a law firm to represent the Company in the arbitration. Jointly, the Company and its legal representative filed a Notice of Arbitration with the International Center for Dispute Resolution (ICDR), which is the arbitral tribunal that has jurisdiction over the Agreement between the Parties. Shiseido served the Company with its Response to the Notice of Arbitration and the Company's legal counsel reviewed Shiseido's Response with the Company. Based on Shiseido's Response to the Notice of Arbitration, the Company made a strategic and legally necessary step of terminating the Agreement with Shiseido.

From time to time the Company is subject to claims and lawsuits arising from the ordinary course of operations. In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company's financial position.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders' equity, CEBA loan payable, preference shares and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program. Management primarily funds the Company's expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto. The Company's investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. There has been no change in the Company's approach to capital management during the year-ended December 31, 2021.

18. Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow.

During 2021, the Company had the following non-cash transactions:

The Company entered into debt settlement agreements whereby the aggregate amount of $342,501 owed by the Company to certain creditors were settled by the issuance of a total of 889,612 Shares.

The Company has received $2,698,884 in 5 tranches from Mainpointe towards the Investment and U.S. Partnership (see Note 8). 3,986,684 common shares were issued which had a value of $1,459,445 on the dates of issuance (Note 8).

On May 17, 2021, the Company issued 126,492 common shares in settlement of $47,737 on accrued dividends on issued preference shares. (Note 9).

On February 17, 2021, 5,000 shares were issued for cash of $1,800 pursuant to exercise of warrants.

During 2020, the Company had the following non-cash transactions:

During 2020, the Company entered into debt settlement agreements whereby the aggregate amount of $284,769 owed by the Company to certain creditors were settled by the issuance of a total of 1,586,491 units.

During 2019, the Company had the following non-cash transactions:

During 2019, the Company entered into debt settlement agreements whereby the aggregate amount of $559,924 owed by the company to certain creditors were settled by the issuance of a total of 1,487,222 units.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2021
(Stated in Canadian Dollars)

19. Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.

20. Events after Reporting Period

On March 21, 2022, the Company announced a non-brokered private placement financing (the "Offering") of up to 8,333,333 units (each, a "Unit") at a price of $0.18 per Unit for gross proceeds of up to $1,500,000. Each Unit consists of one common share of the Company (each, a "Share") and one-half of one share purchase warrant (each, a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.40 per Share for a period of three years from closing of the Offering. The Offering is anticipated to close in two tranches, the first tranche to be completed immediately and the second tranche to be completed within ninety (90) days, subject to the approval of the TSX Venture Exchange (the "Exchange"). On May 4, 2022, the Company closed a first tranche of the Offering pursuant to which it sold an aggregate of 4,218,470 Units for gross proceeds of $759,325. On June 6, 2022, the Company announces that the Exchange has granted a thirty (30) day extension to the Company for completion of its Offering.

ITEM 18 Financial Statements

Refer to Item 17 - Financial Statements

ITEM 19 Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

(1)	Articles of Incorporation and By-laws
1.1	Certificate of Continuation dated June 22, 2011 (incorporated by reference from our Annual Report on Form 20-F, filed on April 26, 2012).
1.2	Articles adopted on May 10, 2011 (incorporated by reference from our Annual Report on Form 20-F, filed on April 26, 2012).
1.3	Notice of Articles dated December 5, 2011 (incorporated by reference from our Annual Report on Form 20-F, filed on April 26, 2012).
(4)	Material Contracts
4.1	Share Exchange Agreement dated October 29, 2010 with TrichoScience Innovations Inc. and the shareholders of TrichoScience Innovations Inc. (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.2	Pooling Agreement dated December 22, 2010 (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.3	Share Exchange Agreement dated October 29, 2010 with 583885 B.C. Ltd. and the shareholders of 583885 B.C. Ltd. (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.4	Escrow Agreement dated December 22, 2010 (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.5	Corporate Consulting Services Agreement dated June 1, 2010 among TrichoScience Innovations Inc. and 583885 B.C. Ltd. (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.6	Collaboration and Technology Transfer Agreement with RepliCel Life Sciences Inc. dated July 9, 2013 (portions of the exhibit has been omitted pursuant to a request for confidential treatment). (incorporated by reference from our Shell Company Report on Form 20-F, filed on March 18, 2014).
4.7	Private Placement Agreement dated July 10, 2018 with YOFOTO (China) Health Industry Co. Ltd. (incorporated by reference from our Annual Report on Form 20-F, filed on April 30, 2019)
4.8	License and Collaboration Agreement dated July 10, 2018 with YOFOTO (China) Health Industry Co. Ltd. (incorporated by reference from our Annual Report on Form 20-F, filed on April 30, 2019)
4.9	Share Purchase Agreement dated January 22, 2021 with MainPointe Pharmaceuticals, LLC. (incorporated by reference from our Annual Report on Form 20-F, filed on May 17, 2021)
4.10	Distribution Agreement dated January 22, 2021 with MainPointe Pharmaceuticals, LLC. (incorporated by reference from our Annual Report on Form 20-F, filed on May 17, 2021)
4.11	Royalty Participation Agreement dated January 22, 2021 with MainPointe Pharmaceuticals, LLC. (incorporated by reference from our Annual Report on Form 20-F, filed on May 17, 2021)
(8)	List of Significant Subsidiaries
8.1	TrichoScience Innovations Inc., a company incorporated under the federal laws of Canada, all of the shares of which are beneficially owned by our company.
(11)	Code of Ethics
11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).
(12)	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Lee Buckler.
12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Simon Ma.
(13)	906 Certification
13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Lee Buckler.
13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Simon Ma.
(101)	XBRL
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REPLICEL LIFE SCIENCES INC.

Per:	/s/ Lee Buckler
Lee Buckler
Chief Executive Officer, President and Director

Dated: June 28, 2022

Per:	/s/ Simon Ma
Simon Ma
Chief Financial Officer

Dated: June 28, 2022