Form 20-F/A
period 2021-12-31
REPLICEL LIFE SCIENCES INC.
filed 2022-09-13
CIK 1205059

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
[  ] YES [  ] NO

Explanatory Note:

The purpose of this Amendment No. 1 to RepliCel Life Sciences Inc. Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on June 29, 2022 (the “Form 20-F”), is to address the comments received from the Securities and Exchange Commission on the Report of Independent Registered Public Accounting Firm, the Notes to the Financial Statements to include the date the board of directors approved the Financial Statements and to remove the explanation that the audit committee reviews the auditor’s opinion on the adequacy of internal controls and quality of financial reporting.

A revised Report of Independent Registered Public Accounting Firm and revised Notes have been included with this amendment and changes have been made to Item 6 – Directors, Senior Management and Employees C. Board Practices. All other information remains the same.

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

Audit Committee

Our audit committee is comprised of Peter Lewis, David Hall, and Peter Lowry. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review, following which the report of the audit committee on the financial statements is submitted to the board of directors.

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

Audited Annual Financial Statements as at December 31, 2021, 2020 and 2019:

Independent Auditor's Report of BDO Canada LLP, Vancouver, British Columbia (PCAOB ID#1227), dated June 28, 2022;

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

ITEM 17 Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements as at December 31, 2021, 2020 and 2019:

Independent Auditor's Report of BDO Canada LLP, Vancouver, British Columbia (PCAOB ID#1227) dated June 28, 2022;

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

To the shareholders and board of directors of RepliCel Life Sciences Inc.

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

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ BDO Canada LLP

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

The address of the Company's corporate office and principal place of business is Suite 900 - 570 Granville Street, Vancouver, BC, V6C 3P1.

2.    Basis of Presentation

These consolidated financial statements for the year-ended December 31, 2021 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 were authorized for issue by the Board of Directors on June 28, 2022.

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

REPLICEL LIFE SCIENCES INC.

Per:	/s/ Lee Buckler
Lee Buckler
Chief Executive Officer, President and Director

Dated: September 13, 2022

Per:	/s/ Simon Ma
Simon Ma
Chief Financial Officer

Dated: September 13, 2022