Form 20-F
period 2022-12-31
REPLICEL LIFE SCIENCES INC.
filed 2023-05-02
CIK 1205059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
(Amendment No. _____)

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Andrew Schutte, President & CEO
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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 65,001,560 common shares as of April 25, 2023.

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
Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   [  ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. [  ]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the fi ling reflect the correction of an error to previously issued financial statements.  [  ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).      [  ]

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

• belief that the data from a phase 1/2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic Achilles tendinosis in Canada and other countries are sufficient to support regulatory approvals to proceed to a phase 2 trial and the design of such a dose-finding trial;

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

• expectations that the Company will maintain patent protection over its technologies to maximize financial value of its product prior to and through commercialization;

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

• belief that the outcome of the arbitration with Shiseido will benefit the Company through a favourable Tribunal award or settlement; and

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

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks set out in the section entitled "Risk Factors" commencing on page 8, which may cause our or our industry's actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the following risks:

• negative results from the Company's clinical studies and/or trials;

• the effects of government regulation on the Company's business;

• the viability and marketability of the Company's technologies;

• the development of superior technology by the Company's competitors;

• the failure of consumers and the medical community to accept the Company's technology as safe and effective;

• risks associated with the performance of commercial partners, critical suppliers and service providers;

• risks associated with disagreements or disputes with the Company's commercial partners, critical suppliers, and service providers;

• risks associated with the Company's ability to obtain and protect rights to its intellectual property;

• risks associated with the loss or expiry of patent protections over the Company's technologies prior to the commercialization of the products related to those technologies and patents;

• risks and uncertainties associated with the Company's ability to raise additional capital;

• risks and uncertainties associated with supply chain issues caused by global and regional disruptions; and

• other factors beyond the Company's control.

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

We have generated $5,703,001 in licensing revenues from our operations to date. This revenue was the payment of an upfront fee of $4,120,400 pursuant to a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited ("Shiseido") and $1,582,601 pursuant to a License and Collaboration Agreement with YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO") for certain development and commercialization rights to certain products (the "Licensed Technology") for Greater China (Hong Kong, People's Republic of China, Macau, and Taiwan) (the "Licensed Territory"). This revenue was not recurring revenue from our operations and we may not generate similar revenue in the future.

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

The Company is exposed to certain risks if it loses the arbitration that it has commenced against Shiseido Company Limited

The Company entered into a Collaboration and Technology Transfer Agreement with Shiseido, one of the world’s largest cosmetic companies. Both companies agreed to work towards establishing a clinical research program in Asia, with the goal of increasing the available human clinical data on RCH-01. The Parties agreed to collaborate as any new improvements to the RCH-01 technology were developed by either party. This agreement gave Shiseido an exclusive geographic license to use the Company’s RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 billion people. In mid-2016, Shiseido alleged RepliCel had breached its obligations in the agreement which Shiseido alleged were potentially terminal to future obligations pursuant to the agreement. RepliCel has vigorously denied the existence of such breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement. In 2021 the Company attempted to engage Shiseido in settlement discussions by written letters, without success. The Company and Aceris Law filed a Notice of Arbitration with the International Center for Dispute Resolution (ICDR), which is the arbitral tribunal that has jurisdiction over the agreement. The Company issued a Press Release advising shareholders of this milestone. Shiseido served the Company with its Response to the Notice of Arbitration and the Company’s legal counsel reviewed Shiseido’s Response with the Company. Based on Shiseido’s Response to the Notice of Arbitration, the Company made a strategic and legally necessary step of terminating the Agreement with Shiseido. The Company has material risks with the arbitration including losing its claim and potentially losing rights to its RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries.

We have not reached profitability and currently have negative operating cash flows and a working capital deficit and will have to conduct additional financings to fund our operations.

As of December 31, 2022, we had accumulated $42,974,870 in net losses since inception. Our business is focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. In order to generate revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

We had cash and cash equivalents in the amount of $413,025 and current liabilities in excess of current assets of ($1,437,074) as of December 31, 2022. The Company anticipates that it will require approximately $2,000,000 to proceed with its plan of operations focused on completing the RCI-02 device (the dermal injector), meeting its obligations to support YOFOTO's activities in Greater China, and preparing for next-phase clinical development and commercialization in Japan over the twelve-month period ended December 31, 2023.

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

Our auditor's opinion on our December 31, 2022 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $42,974,870 for the cumulative period from September 7, 2006 (inception) to December 31, 2022.  We anticipate generating losses for at least the next 12 months.  As at December 31, 2022 we had current liabilities in excess of current assets of ($1,437,074) (2021: working capital deficit of $1,280,642) and we will require additional funding to continue our research and development activities, which casts substantial doubt about our company's ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

On May 4, 2022, we issued 4,218,470 units pursuant to a private placement for gross proceeds of $759,324.60. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.40 per share until May 4, 2025.

On December 30, 2022, we issued 8,419,650 units pursuant to a private placement for gross proceeds of $841,965. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.20 per share until December 30, 2025.

Capital Expenditures

During the last three fiscal years ended December 31, 2022, we did not undertake any capital expenditures.

Takeover offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our fiscal years ended December 31, 2022 and 2021.

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

Further Clinical Trials

Our company is now designing further clinical testing intended to measure efficacy of RCT-01 in patients with chronic tendinosis. We are currently engaged in a dual-track plan to commercialize RCT-01 in Japan as quickly as possible. Firstly, our company is preparing for a university-sponsored clinical research study of RCT-01 in patients with tendinopathy under that country's Act pm the Safety of Regenerative Medicine (ASRM) regulations. Successful safety and efficacy data from such a study can be sufficient to support market launch of a product albeit without reimbursement or formal PMDA approval. Secondly, RepliCel has successfully completed the second of three consultations required to obtain clearance from Japan's regulatory agency (the Pharmaceutical and Medical Devices Agency, PMDA) to proceed with a clinical trial of RCT-01 under the PMD Act. This pathway leads to formal PMDA approval and reimbursement. Successful data from such a trial could lead to 'conditional approval' for market launch of RCT-01 in Japan with reimbursement pending data from a larger pivotal trial leading to full non-conditional approval.

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

Pivotal Clinical Study (Japan) Testing Repeated Injections

In early 2020, Shiseido publicly communicated its intention to fund a next phase clinical study of RCH-01 in Japan investigating a series of injections. In October 2020, Shiseido announced that it had launched such a study to test the efficacy of 'repeated' injections of RCH-01 in 36 male and female patients with hair loss due to androgenic alopecia. The primary clinical endpoint of the study is to measure changes in hair density twelve months after treatment. In addition to testing the impact of repeated injection (which has not yet been tested), the study protocol also involves the treatment of the entire area of the patient's hair loss (which has also not yet been tested). Shiseido has not reported any updates on the status of this study or any data from the study.

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

Collaboration Agreement

We have a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited ("Shiseido"), one of the world's largest cosmetic companies. Both companies agreed to work towards establishing a clinical research program in Asia, with the goal of increasing the available human clinical data on RCH-01. The parties agreed to collaborate as any new improvements to the RCH-01 technology were developed by either party. This agreement gave Shiseido an exclusive geographic license to use our RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 billion people. In mid-2016, Shiseido alleged RepliCel had breached its obligations in the agreement which Shiseido alleged were potentially terminal to future obligations pursuant to the agreement. We have vigorously denied the existence of such breach and insist on the ongoing validity of the respective obligations on both parties pursuant to the agreement. Despite the allegations of breach and termination, Shiseido funded a hospital-sponsored clinical study of RCH-01 in Japan which is now complete. The clinical data produced in the study is, by agreement, to be made available to our company. We have delivered several demands for the delivery of the data which Shiseido has refused. We have made several other demands for compliance with different obligations in the agreement. Shiseido has refused to comply with all demands. Nonetheless, Shiseido continues to fund clinical testing and development of RCH-01 in Japan such as the Pivotal Clinical Study described above which is still ongoing and not yet completed. In 2021, we actively explored our legal alternatives in the pursuit of a resolution to this disagreement. In 2021, we attempted to engage Shiseido in settlement discussions by written letters, without success. RepliCel obtained a legal opinion from a lawyer about proceeding with arbitration. Based on that legal advice, RepliCel consulted with lawyers that specialize in international arbitration and retained a law firm based in Switzerland, called Aceris Law, to represent the Company in the arbitration. RepliCel and Aceris Law filed a Notice of Arbitration with the International Center for Dispute Resolution (ICDR), which is the arbitral tribunal that has jurisdiction over the Agreement between the parties. RepliCel issued a Press Release advising shareholders of this milestone. Shiseido served ReplicCel with its response to the Notice of Arbitration and RepliCel's legal counsel reviewed Shiseido's response with us. Based on Shiseido's response to the Notice of Arbitration, RepliCel made a strategic and legally necessary step of terminating the agreement with Shiseido. A Press Release was issued advising shareholders of this milestone.

In 2022 the Company's legal counsel has continued to fulfil the procedural requirements of the ICDR arbitration process, which to-date has included drafting filing the Notice of Claim, vetting and agreeing to the arbitration panel, making procedural applications, drafting and filing the Statement of Claim and witness statements, corresponding with the panel and opposing counsel regarding the procedural calendar for the full arbitration process, etc. The Company has received the filed Statement of Defence by Shiseido's counsel. Oral hearing is scheduled for May 29, 2023 - June 1, 2023. The Company expects to have a final, written decision by Q4 2023. In Q1 2023 some preliminary discussions have been held between the Parties exploring potential settlement. The Company will continue to explore the opportunity for settlement of the dispute on terms favourable to shareholders but there is no expectation that such a settlement will occur.

The Company has material risks with the arbitration including losing its claim. The Company also has risks if it cannot finance the arbitration to Q4 2023.

Various parties have expressed interest in securing the rights to RCH-01 for Asia or certain parts of Asia if and when such rights revert back to RepliCel and become available for relicensing. The Company may enter into discussions with some of these parties regarding possible terms and business model of such a potential collaboration.

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

  $500,000 within five (5) days of receipt of conditional approval from the Exchange ($492,092 on February 8, 2021),
  $1,200,000 by February 15, 2021 (received $490,000 on March 23, 2021 and $717,871 on April 23, 2021),
  $700,000 by April 21, 2021 (received $500,528 on August 30, 2021, $199,472 received on November 29, 2021), and
  $300,000 by August 21, 2021 ($298,921 received on November 29, 2021).

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

The strategic agreements were accounted for as a compound financial instrument. The obligation to pay royalties of $16 million USD is classified as a financial liability and measured at amortized cost. Management estimated the present value of future cash flows over the expected term using the effective interest rate. The timing and amount of future cash flows are significant judgments that influence measurement of a financial liability on initial recognition. Management has recorded accretion expense of $2,031,758 for the year ended December 31, 2022 based on an effective interest rate of 57%. The Company incurred no transaction costs to enter into these agreements.

Accretion expense recorded in the year ended December 31, 2022 of $2,031,758 (2021: $732,069) was based management's estimate that they would pay $16 million USD royalty obligation in 2.34 years ("the Payback Period"), commencing from January 1, 2024. On December 31, 2022, the Company changed the estimated commencement date from January 1, 2024 to January 1, 2026 based on new information available. As a result of the change, the Company recognized a gain of $3,310,875 in its statement of comprehensive loss. The change in commencement date did not impact the current estimated Payback Period, which remains at 2.34 years. Any changes in this estimated Payback Period would result in variability to the Company's reported royalty obligation and annual accretion expense.  Should the Payback Period extend beyond the current estimated 2.34 years, the royalty obligation at December 31, 2022, the accretion in the year ended December 31, 2022 and the effective interest rate estimate would change as presented below:

Payback Period (years)	Royalty payable estimate at December 31, 2022 ($)	Accretion expense for December 31, 2022 ($)	Effective interest rate
2.34 (current estimate)	1,623,088	2,031,758	57%
5.00	3,227,547	784,813	29%
7.50	2,969,087	606,255	24%
10.00	2,810,512	498,534	21%

On November 28, 2022, the Company announced that Andrew Schutte has accepted the role of President and Chief Executive Officer. Mr. Schutte has served as a Director and been a member of both the Science and Operations Committees since 2018. The Company's previous President and Chief Executive Officer, Mr. Lee Buckler, resigned these roles and will work with the Board on an ongoing basis. Mr. Buckler remains as a director of the Company.

In addition, Kevin McElwee, co-founder and Chief Science Officer has agreed to oversee a robust and expanding set of research initiatives. In addition, Ben Austring has been appointed Corporate Secretary and Chief Operating Officer.

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

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with IFRS for 2022, 2021 and 2020. IFRS differs in certain significant respects from U.S. GAAP. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

A. Operating Results

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

	Year ended December 31,		Change 2022 to 2021
	2022 ($)	2021 ($)	Increase/ (Decrease) ($)	Percent Change
Revenue	353,735	353,735	-	0%

Expenses
Research and development	623,964	1,149,170	(525,206)	-46%
General and administrative	1,125,282	1,505,873	(380,591)	-25%
Other items	(652,283)	1,772,007	(2,424,290)	-137%
Total loss	743,228	4,073,315	(3,330,087)	-82%

There was $353,735 (2021 - $353,735) in the License during the year ended December 31, 2022 and 2021.

Research and Development expenses totaled $623,964 for the twelve months ended December 31, 2022 compared to $1,149,170 for the twelve months ended December 31, 2021 representing a fairly significant decrease of $525,206 or 46%. Research and Development expenses were lower during the twelve months ended December 31, 2022 than 2021 due to cash constraints and planned intervals between projects. During the end of 4th quarter ended December 31, 2022, the Company was successful in raising funds in the amount of $1,601,290.

General and administrative expenses for the twelve months ended December 31, 2022 totalled $1,125,282 compared to $1,505,873, a decrease of $380,591 or 25%. A major driver for the decrease in general and administrative expenses was the fact that the Company had financial constraints until it closed the private placement in the amount of $841,965 during the later stage of quarter ended December 31, 2022.

The gain from "Other items" for the twelve months ended December 31, 2022 of $652,283 compared to a loss from "Other items" in the amount of  $1,772,007 (a decrease of $2,424,290 or 137%). This is due to gain on royalty payable in 2022 in the amount of $3,310,875.

Total comprehensive loss for the twelve months ended December 31, 2022 was $743,228 or $0.02 per share on a basic and diluted basis compared to a net loss of $4,073,315 or $0.13 on a basic and diluted basis for the twelve months ended December 31, 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

	Year ended December 31,		Change 2021 to 2020
	2021 ($)	2020 ($)	Increase/ (Decrease) ($)	Percent Change
Revenue	353,735	353,735	0	0%

Expenses
Research and development	1,149,170	819,403	329,767	40%
General and administrative	1,505,873	884,704	621,169	70%
Other items	1,772,007	229,913	1,542,094	671%
Total loss	(4,073,315)	(1,580,285)	2,493,030	158%

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

Other items include accretion on preference shares ($141,350; 2020: $68,486): accretion on put liability ($219,236; 2020: $176,085); accretion on royalty payable ($732,069; 2020: $nil) and gain on debt settlement ($31,137; 2020; $800).

Total comprehensive loss for the year ended December 31, 2021 was $4,073,315 or $0.13 per share on a basic and diluted basis compared to a net loss of $1,580,285 or $0.06 per share on a basic and diluted basis for the year ended December 31, 2020.

B. Liquidity and Capital Resources

Our company's consolidated financial statements have been prepared on a going concern basis which assumes that our company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. Since its inception, we had accumulated $5,703,001 in revenue from our business, had accumulated deficit of $42,974,870 since incorporation and expected to incur further losses in the development of its business, which casts substantial doubt about our company's ability to continue as a going concern. At December 31, 2022, we had current liabilities in excess of current assets of $1,437,074. Additional working capital will be required for research and development along with general and administrative expenses and to further its business plans. Our company is currently pursuing both dilutive and non-dilutive financing it expects will satisfy its working capital requirements going forward. Non-dilutive funding includes grant funding and strategic partnerships involving product licenses to defined geographic markets and for specified applications. Our company's financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue as a going concern.

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

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Operating Activities

During the twelve-month period ended December 31, 2022, $1,409,453 was used in net cash from operating activities compared to $2,513,859 of cash used in operating activities for the twelve-month period ended December 31, 2021. The decrease in cash used for operating activities was a result of primarily decreases in both research and development as well as general and administration activities due to decrease in financial resources during a large part of the year and a renewed focus on it research and development programs.

Additional working capital will be required for research and development and general administration expenses and to further our business plans.

Investing Activities

During the year ended December 31, 2022, the net cash provided by investing activities was $Nil (2021: $Nil).

Financing Activities

During the twelve-month period ended December 31, 2022, $759,325 and $841,965 were provided by two private placements.

The Company incurred a consolidated net loss of $743,228 during the twelve-month period ended December 31, 2022. As at date of this report, the Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company's ability to continue as a going concern.

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

Due to the global outbreak of the Novel Coronavirus (“COVID-19”), the federal government of Canada introduced the Canada Emergency Business Account ("CEBA"). CEBA provided an interest-free loan ("CEBA") of $60,000 to eligible businesses. The CEBA loan has an initial term that expires on December 31, 2023 throughout which the CEBA Loan remains interest free. Repayment of $40,000 by December 31, 2023 results in a $20,000 loan forgiveness. If the balance is not paid prior to December 31, 2023, the remaining balance will be converted to a 3-year term loan at 5% annual interest, paid monthly effective January 1, 2024. The full balance must be repaid by no later than December 31, 2026.

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

Under the Agreement, YOFOTO has the right to put back all of the common shares acquired in the event that it is unable to complete human clinical trials for the licensed technologies for reasons that are outside of YOFOTO’s controls on or before 8.5 years from the date of the Agreement. Although the put option can be exercised independently for each of the three licensed technologies at a rate of 1/3 per licensed technology (RCT-01, RCS-01 and RCI-02), the terms of the Agreement provide that only 2/3s of the shares can be put back to RepliCel under conditions that RepliCel does not control. As this represents an obligation to transfer cash under circumstances that are not within RepliCel’s own control, the put option in connection with 2/3s of the shares issued under the Agreement is recognized as a liability.

The Company has recorded a put liability based on management's estimate of its fair value. The fair value of this put liability was determined by calculating the present value of $3,393,337 repayable in 8.5 years discounted at 23%.  $3,393,337 is 2/3s of the private placement proceeds that are subject to the put liability.  After its initial recording at $520,426, the put liability is subsequently accreted up to the full face value at the end of the term of the agreement. Accretion expense on put liability at December 31, 2022 amounts to $256,185 (December 31, 2021 - $ 219,236).

Going Concern

The consolidated financial statements prepared as at December 31, 2022 have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2022, the Company is in the research stage, has accumulated losses of $42,974,870 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $743,228 during the year ended December 31, 2022. As at date of this report, the Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company's ability to continue as a going concern.

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

We anticipate requiring additional funds to proceed with our full current plan of operations through September 30, 2023 focused on (1) finalizing the DermaPrecise device and consumables for a marketing approval application to the US FDA and market launch in the United States and Hong Kong, (2) progressing toward the launch of clinical studies in Japan for RCS-01 and RCT-01 should partners be secured to fund those studies, and (3) providing technology transfer, training and other support to be ready for clinical trial launch of RCS-01 and RCT-01 in China with our partner, YOFOTO.

In combination with potential revenue from milestone payments and/or upfront licensing fees received pursuant to potential new licensing deals, the Company anticipates requiring that we will require a maximum of $2,000,000 to proceed with our full current plan of operations through September 30, 2023. Accordingly, the Company plans to raise additional capital through the sale of debt or equity securities or through other forms of financing in order to raise the funds necessary to pursue the Company's plan of operations.

We anticipate that we will require a maximum of approximately $2,000,000 to proceed with our full current plan of operations through December 31, 2023. Accordingly, the Company plans to raise additional capital through the sale of debt or equity securities or through other forms of financing in order to raise the funds necessary to pursue the Company's plan of operations. The Company is currently pursuing both dilutive and non-dilutive financing it expects will satisfy its working capital requirements going forward. Non-dilutive funding includes grant funding and strategic partnerships involving product licenses to defined geographic markets and for specified applications. There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If the Company is not able to obtain additional financing on a timely basis, it may not be able to pursue its plan of operations or meet its obligations as they come due, and may be forced to scale down, or perhaps even cease, business operations. The Company is currently actively engaged in several due diligence reviews and partnership discussions. All such discussions involve the injection of new capital into the Company.

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

In the Share Purchase Agreement with YOFOTO, we issued shares to YOFOTO which had an identifiable market value at the time the agreement was signed. The price YOFOTO paid for these shares, plus associated share-purchase warrants (which have now expired), was over the then-market price for these shares. In addition to the Share Purchase Agreement, we also entered into a Licensing and Collaboration Agreement (See Note 7 - Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd.) with YOFOTO in which we granted to YOFOTO product licenses and a put option. Our company's methodology used in assessing the value assigned to the put options, licenses, and purchase warrants granted in these agreements is outlined in Note 7 of the Financial Statements.

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

C. Research and Development, Patents and Licenses etc.

Research and development expenses totaled $623,964 for the year ended December 31, 2022 compared to $1,149,170 for the year ended December 31, 2021. The decrease during the year ended December 31, 2022 compared to 2021 is due to cash constraints and planned intervals between projects. During the end of 4th quarter ended December 31, 2022, the Company was successful in raising funds in the amount of $1,601,290.

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

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Andrew Schutte(2)	Director Chief Executive Officer and President	33	December 14, 2018 November 28, 2022
Ben Austring	Corporate Secretary Chief Operating Officer	39	December 30, 2022 April 21, 2023
Simon Ma	Chief Financial Officer	58	June 13, 2016
Dr. Rolf Hoffmann	Chief Medical Officer	61	December 22, 2010

Name and Age	Present Position with our Company	Age	Date of Commencement with our Company
Dr. Kevin McElwee	Chief Scientific Officer	52	December 22, 2010
David Hall (1)(2)	Director Chairman of the Board	68	December 22, 2010 January 1, 2016
Peter Lewis(1)(2)	Director	67	May 27, 2011
Lee Buckler(2)	Director	56	January 1, 2016
Peter Lowry(1)(2)	Director	59	December 14, 2018
Gary Boddington	Director	56	June 1, 2021

(1) Member of the audit committee and nominating, compensation and corporate governance committee.

(2) Member of the operations committee.

Andrew Schutte - Chief Executive Officer, President and Director

Andrew Schutte was the Chief Technology Officer with MainPointe Pharmaceuticals from November 2016 to June 2022. Mr. Schutte was a VBA Programmer with Gerimed Inc. from February 2012 to February 2016, a US based company which provides independent pharmacies servicing long-term care and home care patients access to cost effective solutions. He is the President and sole proprietor of two oil related LLCs, Nolan Olbohrung LLC and Valence Oil LLC.

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

Ben Austring - Corporate Secretary and Chief Operating Officer

Mr. Austring

Mr. Austring has a law degree and practiced litigation and corporate law in private practice since 2015 until he joined RepliCel as a contracted legal counsel in 2021. In private practice, he litigated trials in the BC Supreme Court and managed complex legal files for his clients. He assumed the title of RepliCel's Corporate Secretary in 2022 and he became RepliCel's Chief Operating Officer in 2023. As Chief Operating Officer, he is responsible for the day-to-day management of the Company as well as executing the business strategies of the CEO and Board. He holds a Bachelor of Arts with a Double Major in Political Science and Philosophy, a Juris Doctor, and he has pursued wide-ranging business-related training and courses.

David Hall - Chairman of the Board and Director

Mr. Hall has more than two decades of experience in the life sciences industry. From 1994 through 2008, he served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a past member of the University of British Columbia's Tech Equity Investment Committee, a director and Chairman of the Audit Committee of GLG Lifetech Corporation, as well as Advantage BC. Mr. Hall currently serves as a director of Avricore Health Inc..

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

Lee Buckler, B.Ed, LLB - Director

Mr. Buckler has been an executive in the cell therapy sector since 2000 beginning with Malachite Management in the Stem Cell Technologies group of companies and as Executive Director of the International Society of Cellular Therapy from 2000-2006. Since 2016 he has been a member of the Company, a publicly traded biotechnology company for which he served as Vice President of Business Development from 2014-16 and as its President and Chief Executive Officer from 2016-2022. Mr. Buckler is a founder and shareholder of HighMont Advisors, Inc. and its wholly owned subsidiary HighMont Capital Management, Inc. He acts as principal advisor to HighMont's clients and as managing director of its life sciences division operating under the Cell Therapy Group brand which he founded in 2008. Mr. Buckler contributes on restructuring and turnaround projects as part of HighMont's Restructure Advisors team. He is on the advisory boards of Validus Therapeutics (Colorado, USA), Celaid Therapeutics (Tokyo, Japan), and RoosterBio (Maryland, USA). Mr. Buckler is also currently acting as the Senior Vice President of Advanced Therapies for Blood Centers of America, a cooperative of over 65 independent blood and tissue centers operating over 500 facilities in 43 states collecting over 50% of the US blood supply and providing starting material and other manufacturing-related services to companies developing and suppling advanced therapy products such as cell, gene, and tissue therapies worldwide. Mr. Buckler has a Bachelor's Degree in Education and a Law Degree (JD) from the University of British Columbia. After law school, he did a one year judicial clerkship with the B.C. Supreme Court and was a practicing attorney for three years at Edwards, Kenny & Bray. Mr. Buckler has worked for tools and reagent companies, services companies, non-profits, therapeutic developers, and investors in the advanced therapy with a particular focus on cell-based therapies. He has led teams executing deals in Europe, North America and Asia including Japan and China. He has particular depth of expertise and experience in the regenerative medicine industry in Japan. He is on the editorial advisory boards of the journal Regenerative Medicine and the BioProcess International magazine. He is an active member of the Alliance for Regenerative Medicine and the International Society for Cell and Gene Therapy. He co-founded Cell Therapy News, founded the Cell Therapy Blog, founded and continues to manage the LinkedIn Cell Therapy Industry Group, and is an active industry commentator in publications and in social media

Gary Boddington - Director

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

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2022:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Andrew Schutte CEO, President and Director	2022	Nil	Nil	Nil	Nil	Nil	Nil	13,667	13,667
Simon Ma Chief Financial Officer	2022	94,000	Nil	Nil	Nil	Nil	Nil	Nil	94,000

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Ben Austring Corporate Secretary and Chief Operating Officer	2022	15,250	Nil	Nil	Nil	Nil	Nil	Nil	15,250
Dr. Rolf Hoffmann Chief Medical Officer	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Kevin McElwee Chief Scientific Officer Founder of TrichoScience	2022	Nil	Nil	Nil	Nil	Nil	Nil	25,000	25,000
Lee Buckler Former CEO, President, Corporate Secretary and a current Director	2022	220,000	Nil	Nil	Nil	Nil	Nil	833	220,833
David Hall Chairman and Director	2022	Nil	Nil	Nil	Nil	Nil	Nil	21,000	21,000
Peter Lewis Director	2022	Nil	Nil	Nil	Nil	Nil	Nil	14,500	14,500
Peter Lowry Director	2022	Nil	Nil	Nil	Nil	Nil	Nil	14,500	14,500
Gary Boddington Director	2022	Nil	Nil	Nil	Nil	Nil	Nil	14,500	14,500

(1)	The valuation of option-based awards is based on the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield. For options that vest, only the vested options are valued.

Pension, Retirement or Similar Benefits

We do not provide pension, retirement or similar benefits to directors and executive officers. No funds were set aside or accrued by our company during the fiscal year ended December 31, 2022 to provide pension, retirement or similar benefits to our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.

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

The following sets out terms of the employment, director's services and consulting agreements with Andrew Schutte, David Hall, Simon Ma, Ben Austring and Lee Buckler.

Consulting Agreement: Andrew Schutte

Pursuant to a consultant agreement, effective November 28, 2022, between Andrew Schutte and the Company, Mr. Schutte serves as President and Chief Executive Officer of the Company and President and Chief Executive Officer of TrichoScience Innovations Inc. for a base salary of $4,000 per month ($48,000 per annum.) At Mr. Schutte's discretion, until such time that the Company is deemed to be in an adequate financial position, Mr. Schutte intends to accept his compensation in shares for debt. Under the agreement, Mr. Schutte will be eligible to participate in a bonus plan as and when established by the Company, Mr. Schutte may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time.

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

Consulting Agreement: Ben Austring

The Company entered into a consulting agreement dated effective November 1, 2022 with Ben Austring Ltd., a sole proprietorship company wholly owned by Ben Austring, pursuant to which Ben Austring provides the Company with advisory services and management of operations services. The Company has agreed to pay Ben Austring a consulting fee of $4000plus GST for the term of the consulting agreement, being twelve months after the effective date. The consulting agreement is automatically renewable for twelve months unless either party gives thirty days' written notice to the other of its intention not to renew the consulting agreement. The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Mr. Austring.

Employment Agreement: Lee Buckler

Pursuant to an employment agreement, effective as of January 1, 2016, between Lee Buckler and the Company, Mr. Buckler serves as President, Chief Executive Officer and Corporate Secretary of the Company and President and Chief Executive Officer of TrichoScience Innovations Inc. for a base salary of $240,000 per annum. Under the agreement, Mr. Buckler will be eligible to participate in a bonus plan as and when established by the Company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Buckler during each fiscal year in accordance with milestones to be established by the Board. Mr. Buckler was entitled to receive a retention bonus where the Company will pay $45,000 on the earlier of April 30, 2016 or 30 days after the Company completes an equity financing with minimum gross proceeds of $3,000,000. Mr. Buckler received the $45,000 bonus during the year ended December 31, 2016. Mr. Buckler may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If Mr. Buckler's employment is terminated for any reason other than for just cause, the Company will pay Mr. Buckler: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for the first year of employment or a lump sum amount as severance compensation equal to twelve months of base salary after the first year of employment plus an additional two months of base salary for each full year of employment after the initial year up to a maximum of eighteen months of base salary, and a lump sum payment as compensation for the loss of Mr. Buckler's entitlement to benefits up to a maximum of $100,000. Mr. Buckler resigned as the President and CEO of the Company on November 28, 2022 and his employment agreement terminated on his resignation. Mr. Buckler did not receive any compensation relating to the termination of his employment agreement.

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

D. Employees

As of December 31, 2022, we had no full time employee and three contractor, the majority of which are located in Vancouver, British Columbia. These employees and contractors have expertise in biotechnology management, clinical trials, financial management and communications.

E. Share Ownership

Our directors, senior management and key employees beneficially own, directly or indirectly, the number of common shares set out in the table below:

Name and Office Held	Number of Common Shares(1)	Percentage of Common Shares(2)	Number of Preferred Shares(3)	Percentage of Preferred Shares(4)
Andrew Schutte CEO, President and Director	17,401,616	26.77%	250,000	22.95%
Simon Ma Chief Financial Officer	7,460	*	-	-
Ben Austring Corporate Secretary	320,500	*	-	-
Dr. Rolf Hoffmann Chief Medical Officer	489,572	*	-	-
Dr. Kevin McElwee Chief Scientific Officer	1,329,245(5)	2.04%	-	-
David Hall Chairman and Director	875,632(6)	1.35%	37,500	3.44%
Lee Buckler CEO, President, Corporate Secretary and Director	6,808	*	-	-
Peter Lewis Director	626,920(7)	*	37,500(8)	3.44%
Peter Lowry Director	1,193,426	1.84%	-	-
Gary Boddington	314,815	*	-	-

*	Less than 1%.
(1)	Does not include options to acquire common shares of our company held by the persons set forth in the table. For a description of options held by the persons set forth in the table above, see below under the heading "Stock Option Plan".
(2)	Based on 65,001,560 common shares issued and outstanding as of April 25, 2023.
(3)	The preferred shares are subject to the special rights and restrictions as described in Item 10 below.
(4)	Based on 1,089,125 preferred shares issued and outstanding as of April 25, 2023.
(5)	These shares are held by McElwee Consulting Inc., a private company controlled by Kevin McElwee.
(6)	Does not include 100,000 common shares held by Mr. Hall's wife over which Mr. Hall does not exercise control or direction.
(7)	207,843 of these common shares are held directly and 419,077 common shares are held in the name of Peter W. Lewis Inc., a private company controlled by Peter Lewis.
(8)	These preferred shares are held in the name of Peter W. Lewis Inc., a private company controlled by Peter Lewis.

Stock Option Plan

On January 27, 2023, the Board approved the adoption of a 10% Rolling Stock Option Plan (the "Plan") for the Company. The Plan will replace the Company's stock option plan that was originally adopted by the directors of the Company on April 15, 2014. The purpose of adopting a new Plan is to bring the Company's stock option plan in line with the current Exchange policy on Security Based Compensation (Policy 4.4) that was amended on November 24, 2021. The information below is a summary of the Plan and should be read in conjunction with full text of the Plan which is accessible on the Company's SEDAR profile at www.sedar.com. Any definitions or capitalized terms used or referenced below have the same meaning attributed to them in the Plan.

The purpose of the Plan is to give to Eligible Persons (as defined below) as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to ten (10) years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the Market Price (as defined in the Exchange policies) prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board. The key terms of the Plan are reflected in the disclosure below.

Administration

The Board shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in certain sections of the Plan and subject to any required prior Exchange approval, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

Number of Shares

The maximum aggregate number of common shares that are issuable pursuant to security based compensation granted or issued under the Plan and all of the Company's other previously established or proposed security based compensation plans (to which the following limits apply under Exchange policies):

(a) to all optionees as a group (including for greater certainty insiders (as a group) shall not exceed 10% of the total number of issued and outstanding common shares on a non-diluted basis at any point in time;

(b) to insiders (as a group) in any 12-month period shall not exceed 10% of the total number of issued and outstanding common shares on a non-diluted basis on the grant date, unless the Company has obtained the requisite disinterested shareholder approval pursuant to applicable Exchange policies;

(c) to any one optionee (including, where permitted under applicable policies of the Exchange, any companies that are wholly owned by such optionee) in any 12-month period shall not exceed 5% of the total number of issued and outstanding common shares on a non-diluted basis on the grant date, unless the Company has obtained the requisite disinterested shareholder approval pursuant to applicable Exchange policies;

(d) to any one consultant in any 12-month period shall not exceed 2% of the total number of issued and outstanding common shares on a non-diluted basis on the grant date;

(e) to investor relations service providers (as a group) in any 12-month period shall not exceed 2% of the total number of issued and outstanding common shares on a non-diluted basis on the grant date, and investor relations service providers shall not be eligible to receive any security based compensation other than options if the common shares are listed on the Exchange at the time of any issuance or grant; and

(f) to Eligible Charitable Organizations (as defined in the Policies of the Exchange) (as a group) shall not exceed 1% of the total number of issued and outstanding common shares on a non-diluted basis on the grant date.

Securities

Each option entitles the holder thereof to purchase one common share at an exercise price determined by the Board.

Participation

Any directors, officers, Employees, Management Company Employees, Consultants and Eligible Charitable Organizations of the Company and its subsidiaries (collectively "Eligible Persons").

Option Price

The option price under each option shall be not less than the Market Price on the grant date less the applicable discount permitted under the policies of the Exchange.

Exercise Period

The exercise period of an option will be the period from and including the grant date up to 4:00 p.m. Pacific Time on the expiry date that will be determined by the Board at the time of grant (the "Expiry Date"), provided that the Expiry Date of an option will be no later than the tenth anniversary of the grant date of the Option.

Cessation of Employment

If an optionee ceases to be an Eligible Person, his or her option shall be exercisable as follows:

(a) Death or Disability

If the optionee ceases to be an Eligible Person, due to his or her death or disability or, in the case of an optionee that is a company, the death or disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the option then held by the optionee shall be exercisable to acquire vested unissued option common shares at any time up to but not after the earlier of:

(i) 365 days after the date of death or disability; and

(ii) the Expiry Date;

(b) Termination For Cause

If the optionee or, in the case of a management company employee or a consultant Company, the optionee's employer, ceases to be an Eligible Person as a result of termination for cause as that term is interpreted by the courts of the jurisdiction in which the optionee, or, in the case of a management company employee or a consultant company, of the optionee's employer, is employed or engaged; any outstanding option held by such optionee on the date of such termination, whether in respect of option common shares that are vested or not, shall be cancelled as of that date.

(c) Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the optionee or, in the case of a management company employee or a consultant company, the optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the option then held by the optionee shall be exercisable to acquire vested unissued option common shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the optionee was engaged in investor relations activities) after the optionee or, in the case of a management company employee or a consultant company, the optionee's employer, ceases to be an Eligible Person.

Acceleration Events

If at any time when an option granted under the Plan remains unexercised with respect to any unissued option common shares, an offer is made by an offeror, the Board may, upon notifying each optionee of full particulars of the offer and subject to the approval of the Exchange with respect to investor relations service providers, declare all option common shares issuable upon the exercise of options granted under the Plan, vested, and declare that the Expiry Date for the exercise of all unexercised options granted under the Plan is accelerated so that all options will either be exercised or will expire prior to the date upon which common shares must be tendered pursuant to the offer. The Board shall give each optionee as much notice as possible of the acceleration of the options under this section, except that not less than 5 business days' notice is required and more than 30 days' notice is not required.

Amendments

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders (or disinterested shareholders, if required), Exchange or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any option granted under the Plan and the option agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Plan without the consent of that optionee.

The following table sets forth the amount and terms of options to acquire common shares of our company we have granted to our directors, senior management and key employees:

Name and Office Held	Number of Options	Date of Grant	Exercise Price	Expiry Date
Andrew Schutte President and Chief Executive Officer	30,000	July 30, 2018	$0.43	July 30, 2023
	325,000	June 15, 2021	$0.40	June 15, 2026
Simon Ma Chief Financial Officer	50,000	July 30, 2018	$0.43	July 30, 2023
	50,000	June 15, 2021	$0.40	June 15, 2026
Dr. Rolf Hoffmann Chief Medical Officer	75,000	July 30, 2018	$0.43	July 30, 2023
	75,000	June 15, 2021	$0.40	June 15, 2026
Dr. Kevin McElwee Chief Scientific Officer	75,000	July 30, 2018	$0.43	July 30, 2023
	200,000	June 15, 2021	$0.40	June 15, 2026
Ben Austring Corporate Secretary and Chief Operating Officer	50,000	June 15, 2021	$0.40	June 15, 2026
David Hall Director	100,000	July 30, 2018	$0.43	July 30, 2023
	150,000	June 15, 2021	$0.40	June 15, 2026
Lee Buckler Former CEO, President, Corporate Secretary and a current Director	400,000	July 30, 2018	$0.43	July 30, 2023
	240,000	June 15, 2021	$0.40	June 15, 2026
Peter Lewis Director	50,000	July 30, 2018	$0.43	July 30, 2023
	75,000	June 15, 2021	$0.40	June 15, 2026
Peter Lowry Director	80,000	July 30, 2018	$0.43	July 30, 2023
	300,000	June 15, 2021	$0.40	June 15, 2026
Gary Boddington Director	150,000	June 15, 2021	$0.40	June 15, 2026

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

Common Shares

The following table sets forth, as of April 25, 2023, the only persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Andrew Schutte	25,104,422(2)	34.67%(3)
YOFOTO (China) Health Industry Co.	5,357,900	8.24%
Jamie MacKay	14,896,107(4)	21.32%(5)
MainPointe Pharmaceuticals LLC	3,986,684	6.13%

(1) Based on 65,001,560 common shares issued and outstanding as at April 25, 2023.

(2) Includes: (i) 17,401,616 common shares held directly by Mr. Schutte, (ii) 303,030 common shares issued on the conversion of Class A Preference Shares at a conversion price of $0.33 per Class A Preference Share held directly by Mr. Schutte, (iii) 355,000 options held directly by Mr. Schutte, each of which is exercisable into one common share, of which 30,000 are exercisable at a price of $0.43 per common share until July 30, 2023 and 325,000 are exercisable at a price of $0.40 until June 14, 2026 and (iv) 6,744,776 warrants, each of which is exercisable into one common share, of which 562,750 are exercisable at a price of $0.36 per common share until July 15, 2023, 1,051,151 are exercisable at a price of $0.40 per common share until May 4, 2025, 3,109,625 are exercisable at a price of $0.20 per common share until December 30, 2025 and 2,021,250 are exercisable at a price of $0.20 per common share until March 14, 2027.

(3) Based on 72,404,366 common shares outstanding on a partially-diluted basis comprised of: (i) 65,001,560 issued and outstanding as of April 25, 2023, (ii) 303,030 common shares that may be issuable 6,744,776 common shares that may be issuable on exercise of warrants, all held directly by Andrew Schutte.

(4) Includes: (i) 10,034,537 Shares held directly by Mr. MacKay and (ii) 4,861,570 warrants each of which is exercisable into one common share, of which 1,117,917 are exercisable at a price of $0.36 per common share until July 15, 2023, 1,058,083 are exercisable at a price of $0.40 per common share until May 4, 2025, 675,000 are exercisable at a price of $0.20 per common share until December 30, 2025 and 2,010,570 are exercisable at a price of $0.20 per common share until March 14, 2027.

(5) Based on 69,863,130 common shares outstanding on a partially-diluted basis comprised of: (i) 65,001,560 issued and outstanding as of April 25, 2023 and (ii) 4,861,570 common shares that may be issuable on exercise of warrants, held directly by Jamie MacKay.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

Class A Preference Shares

The following table sets forth, as of April 25, 2023, the only persons known to us to be the beneficial owner of more than five (5%) of our Class A Preference Shares:

Name of Shareholder	No. of Class A Preference Shares Owned	Percentage of Outstanding Class A Preference Shares(1)
Andrew Schutte	250,000	22.95%

(6) Based on 1,089,125 Class A Preference Shares issued and outstanding as at April 25, 2023.

The following table sets forth the number of our issued and outstanding common shares and Class A Preference Shares that are held by record holders in the United States:

Class	Number of Shareholders	Total Securities Held	Percentage of Securities
Common Shares	50	34,503,713	53.08%(1)
Class A Preference Shares	1	250,000	22.95%(2)

(1)	Based on 65,001,560 common shares issued and outstanding as of April 25, 2023.
(2)	Based on 1,089,125 Class A Preference Shares issued and outstanding as of April 25, 2023.

To our knowledge we are not directly or indirectly owned or controlled by another company, a foreign government or any other natural or legal person, severally or jointly.

To our knowledge, there are no arrangements the operation of which may, at a subsequent date, result in a change in the control of our company.

B. Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2020 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals' families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence.

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2022	December 31, 2021	December 31, 2020
Research and development fees owing to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	$-	$-	$38,445
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$57,750	$31,500	$33,625
General and administrative fees (salaries) owed to:
David Hall, a director of our company	$42,750	$21,750	$17,250
Andrew Schutte, a director and officer of our company	$28,167	$14,500	$81,885
Simon Ma, an officer of our company	$-	$-	$25,200
Ben Austring, an officer of our company	$-	$-	$-
Peter Lewis, a director of our company	$30,000	$15,500	$13,750
Peter Lowry, a director of our company	$29,750	$15,250	$8,250
Lee Buckler, a director of our company	$833	$-	$45,000
Gary Boddington	$22,583	$8,083	$-
Total	$211,833	$106,583	$263,405

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

	December 31, 2022	December 31, 2021	December 31, 2020
Research and development and general and administration fees paid to:
Tricholog GmbH, a company controlled by Rolf Hoffmann, an officer of our company,	$-	$18,404	$18,358
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	$25,000	$30,000	$30,000
Total	$25,000	$48,404	$48,358

Key management compensation

On May 4, 2022, the Company closed the first tranche of a non-brokered private placement financing, pursuant to which it sold an aggregate of 4,218,470 units at a price of $0.18 per unit for gross proceeds of $759,325. Each unit consisted of one common share (and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share of the Company at a price of $0.40 per common share for a period of three years from closing of the private placement. Andrew Schutte, President and CEO of the Company, subscribed for 2,102,303 units  and Jamie Mackay, a 10% shareholder of the Company, subscribed for 2,116,167 units.

On December 30, 2022, the Company completed a non-brokered private placement, pursuant to which it issued an aggregate of 8,419,650 units at a price of $0.10 per unit for gross proceeds of $841,965. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant is exercisable into one additional common share at a price of $0.20 per common share for a period of three years from the closing date. Andrew Schutte, President and CEO of the Company, subscribed for 6,219,250 units, Peter Lowry, a director of the Company, subscribed for 100,400 units, Peter Lewis, a director of the Company subscribed for 100,000 units, Gary Boddington, a director of the Company, subscribed for 100,000 units and Jamie Mackay, a 10% shareholder of the Company, subscribed for 1,350,000 units.

In June 2021, the Company issued 889,612 common shares in settlement of $342,500 owed by the Company to certain creditors. Of the $342,500 debt settlement, $141,052 was owed to directors or officers of the Company.

On March 31, 2021, the Company paid accrued dividends of $47,437 outstanding on the Class A Preferred Shares in common shares of the Company at a price of $0.375 per Share. Of the $47,737 accrued dividends, $14,156 was owed to certain directors of the Company.

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, our chief executive officer and our chief financial officer. For details regarding the compensation, please see Item 6.B.

	December 31, 2022	December 31, 2021	December 31, 2020
General and administrative - salaries	$329,250	$336,000	$336,000
Directors' fees	$79,000	$75,083	$71,250
Stock-based compensation	$62,720	$382,442	$3,397
Total	$470,970	$793,525	$410,647

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

Audited Annual Financial Statements as at December 31, 2022, 2021 and 2020:

Independent Auditor's Report of Mao & Ying LLP, dated May 1, 2023;

Independent Auditor's Report of BDO Canada LLP, dated May 1, 2023;

Consolidated Statements of Financial Position for the years ended December 31, 2022 and 2021;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020;

Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020;

Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2022, 2021 and 2020; and

Notes to the Consolidated Financial Statements.

The audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 can be found under "Item 17 Financial Statements".

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

B. Significant Changes

There were no significant changes in our financial affairs since December 31, 2022.

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

The trading price and volume of our company's common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. Because our common shares are only sporadically traded on the Pink Sheets and the Exchange, shareholders may find it difficult to liquidate their common shares, or purchase new common shares, at certain times.

All of our common shares are issued in registered form. The transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.661.0271; Facsimile: 604.661.9549).

Our Class A Preference Shares are not listed on any stock exchange.

B. Plan of Distribution

Not applicable.

C. Markets

Since April 16, 2004, our common shares have been quoted on the OTC Bulletin Board or the OTCQB, as applicable, under the symbol "REPCF"; on June 2, 2020, our common share were moved down to the Pink Sheets of the OTC Market Group; since January 13, 2014 on the Exchange; and, since September 2012, on the Berlin Stock Exchange under the symbol P6P2 and code number A2APX7. Our common shares are not currently listed for trading on any other market or quotation system. On January 10, 2014, we delisted from the Canadian Securities Exchange (formerly the CNSX).

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

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of Class A Shares without par value. Our Class A Shares may be issued in one or more series and our board of directors may fix the number of shares which is to comprise each series and designate the rights, privileges, restrictions and conditions attaching to each series. On August 2, 2019, our board approved the creation of a new class of Class A Shares to be designated as Class A Preference Shares of which 12,000,000 are authorized to be issued. As of April 25, 2023, there are 1,089,125 Class A Preference Shares issued and outstanding.

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

Dividends

Subject to the requirements of the Business Corporations Act (British Columbia), each holder of a Class A Preference Share shall be entitled to receive on the date fixed for payment thereof, and the Company shall pay, a fixed dividend which shall accrue on a daily basis (based on a 360 day year consisting of 12 30-day months) in arrears at the rate of seven percent (7%) per annum on the paid up amount of Class A Preference Shares, which shall be paid out of the money properly applicable for the payment of dividends or, at the election (by delivery of a notice to the other party) of the Company or the Class A Shareholder and subject to the approval of the Exchange, by the issuance of common shares, to be determined at a price per common share equal to the Market Price (as such term is defined in the policies of the Exchange) as of the date such dividends become payable or such other date as may be required by the policies of the Exchange. Dividends shall accrue and be paid on the date determined by the Company in its sole discretion, provided that no interest will be paid on any accumulation of dividends. The holders of the Class A Preference Shares shall not be entitled to any dividends other than the dividends provided herein. The declaration of dividends on Class A Preference Shares shall in no way obligate the Company or the directors to declare dividends on any other class of shares. No dividends shall be declared or paid on the Class A Preference Shares if to do so would render the Company insolvent.

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

Redemption by the Company

(b) Subject to the rights of the Class A Shareholder to convert the Class A Preference Shares into common shares as provided above, the Company may, in its discretion at any time (the "Redemption Date"), redeem any or all of the Class A Preference Shares by delivering to the Class A Shareholder a notice of redemption (the "Notice of Redemption") specifying the aggregate number of Class A Shares to be redeemed and the date on which such redemption is to be effected (the "Redemption Date"), which date shall not be more than ninety (90) days following the date of delivery of the Notice of Redemption, provided that if no Redemption Date is specified in the Notice of Redemption, then the Redemption Date shall be the date that is ninety (90) days following the date of delivery of the Notice of Redemption. The redemption price (the "Redemption Price") shall be: (i) $0.468 for the period from the date of issuance (the "Issue Date") to the date that is the first anniversary of the Issue Date; (ii) $0.536 for the period from the date that is the day after the first anniversary of the Issue Date to the date that is the second anniversary of the Issue Date; (iii) $0.604 for the period from the date that is the day after the second anniversary of the Issue Date to the date that is the third anniversary of the Issue Date; (iv) $0.672 for the period from the date that is the day after the third anniversary of the Issue Date to the date that is the fourth anniversary of the Issue Date; and (v) $0.740 for the period from the date that is the day after the fourth anniversary of the Issue Date and the date that is the fifth anniversary of the Issue Date. At any time prior to the date that is five (5) years from the date of issuance of the Class A Preference Shares (the "Required Redemption Date"), the Company may redeem any portion of the Class A Preference Shares, but on the Required Redemption Date, the Company shall redeem all remaining outstanding Class A Preference Shares at the applicable Redemption Price, subject to compliance with applicable laws.

(c) Subject to the provisions of the Business Corporations Act (British Columbia), the Company may, on the Redemption Date, redeem the number of Class A Preference Shares to be redeemed, and on the Required Redemption Date shall redeem all outstanding Class A Preference Shares by paying to the Class A Shareholder the applicable Redemption Price in respect of each redeemed Class A Preference Shares, together with all accrued but unpaid dividends. Payment may be made by certified cheque, bank draft or electronic transfer, and payment is deemed to be made on the date of mailing, delivery to a national or international courier or electronic transfer. Payment may be mailed or couriered to the address of the Class A Shareholder on the shareholder list of the Company. Upon fulfillment of such notice and payment, each such Class A Preference Shares shall be deemed cancelled. If such Class A Shareholder does not return for cancellation any Class A Preference Shares so redeemed, the Company may cancel said Class A Preference Shares with or without being in possession of the certificate representing such Class A Preference Shares.

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

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2022 due to the following material weaknesses: (i) a lack of written policies and procedures for accounting, financial reporting and corporate governance; and (ii) inadequate review of accounting entries and accounting positions; (iii) inadequate segregation of incompatible duties; and (iv) inadequate accounting for complex and/or unusual transactions.

Our company has taken steps to enhance and improve the design of our internal controls over the financial reporting, however these steps were not complete as of December 31, 2022. During the period covered by this annual report on Form 20-F, we have not been able to remediate the material weaknesses identified above.

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2023 assessment of the effectiveness of our internal control over financial reporting.

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

C. Changes in Internal Controls Over Financial Reporting

There were no significant changes in internal controls over financial reporting during the year ended December 31, 2022 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C Principal Accountant Fees and Services

Audit Fees

On December 6, 2022, our board of directors appointed Mao & Ying LLP, Chartered Accountants, Vancouver, British Columbia, PCAOB ID# 6976, as independent auditors to audit our consolidated financial statements for the fiscal year ended December 31, 2022. The aggregate fees billed by Mao & Ying LLP for audit services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2022 was $80,000. The aggregate fees bill by BDO Canada LLP, our former auditors, for audit services rendered for the audit of our annual financial statements and interim reviews of our quarterly financial statements for the fiscal year ended December 31, 2021 were $115,000.

Audit Related Fees

For the fiscal year ended December 31, 2022, the aggregate fees billed for audit related services by Mao & Ying LLP were $nil and for the fiscal year ended December 31, 2021, the aggregate fees billed for audit related services by BDO Canada LLP were $nil.

Tax Fees

For the fiscal year ended December 31, 2022, the aggregate fees billed for tax compliance, tax advice and tax planning by Mao & Ying LLP were $nil and for the fiscal year ended December 31, 2021, the aggregate fees billed for tax compliance, tax advice and tax planning by BDO Canada LLP were $nil.

All Other Fees

For the fiscal year ended December 31, 2022, the aggregate fees billed for other non-audit professional services, other than those services listed above by Mao & Ying LLP were $nil and for the fiscal year ended December 31, 2021, the aggregate fees billed for other non-audit professional services, other than those services listed above by BD Canada LLP were $nil.

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

The audit committee has considered the nature and amount of the fees billed by Mao & Ying LLP and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Mao & Ying LLP.

The audit committee has considered the nature and amount of the fees billed by BDO Canada LLP and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of BDO Canada LLP.

ITEM 16D Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2022, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

ITEM 16F Change in Registrant's Certifying Accountant

On July 15, 2022, BDO Canada LLP resigned on its own initiative as our company’s independent accountant effective July 15, 2022. On December 6, 2022, we appointed Mao & Ying LLP as our company’s independent accountant for the financial year ending December 31, 2022. The change of the company’s independent accountant was approved by the company’s audit committee and its board of directors.

The report of BDO Canada LLP on our company’s financial statements as of and for the fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles, except that such report on our financial statements contained an explanatory paragraph in respect to the substantial doubt about our ability to continue as a going concern.

During the fiscal years ended December 31, 2021 and 2020, and the interim period through July 15, 2022, there has been no (i) “disagreements” as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions, between the Company and BDO Canada LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of BDO Canada LLP, would have caused BDO Canada LLP to make reference to the subject matter of the disagreement thereto in its reports on the consolidated financial statements for such periods; or (ii) “reportable events” as that term is described in accordance with Item 16F(a)(1)(v) of Form 20-F.

During our fiscal years ended December 31, 2022 and 2021 and in the subsequent interim period through the date of termination of BDO Canada LLP, there were no reportable events as defined in Item 16F and the related instructions to Item16F of Form 20-F.

During our two most recent fiscal years ended December 31, 2021 and 2020 and in the subsequent interim period through the date of appointment of Mao & Ying LLP, we did not consult with Mao & Ying LLP on either (1) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that may be rendered on our financial statements, and Mao & Ying LLP did not provide either a written report or oral advice to us that Mao & Ying LLP concluded was an important factor considered by our company in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event, as defined in Item 16F and the related instructions to Item16F of Form 20-F.

We provided BDO Canada LLP with a copy of the disclosures in this annual report on Form 20-F and have requested that BDO Canada LLP furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not BDO Canada LLP agrees with our company’s statements in this Item 16F, and if not, stating the respects with which it does not agree. A copy of the letter provided from BDO Canada LLP is filed as Exhibit 16.1 to this annual report on Form 20-F.

ITEM 16G. Corporate Governance

Not applicable.

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 17 Financial Statements

Financial Statements Filed as Part of this Report:

Audited Annual Financial Statements as at December 31, 2022, 2021 and 2020:

Independent Auditor's Report of Mao & Ying LLP, dated May 1, 2023;

Independent Auditor's Report of BDO Canada LLP, dated May 1, 2023;

Consolidated Statements of Financial Position for the years ended December 31, 2022 and 2021

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020;

Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020;

Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2022, 2021 and 2020; and

Notes to the Consolidated Financial Statements.

REPLICEL LIFE SCIENCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020

(Stated in Canadian Dollars)

Mao & Ying LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of RepliCel Life Sciences Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position  as of December 31, 2022, and the related consolidated statements of comprehensive loss, consolidated statements of changes in equity, and consolidated cash flows for the year period ended December 31, 2022, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the year in the year period ended December 31, 2022, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Emphasis of Matter Regarding Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has accumulated losses of $42,974,870 since its inception and incurred a loss of $743,288 during the year ended December 31, 2022. These events or conditions, along with other matters as set forth in Note 2(a), indicate that a material uncertainty exists that may cast substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

1488 - 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2 Telephone: 778-379-8518 Fax: 778-379-8502

Royalty Payable - Refer to Notes 3 and 8 to the consolidated financial statements.

Critical Audit Matter Description

As described in Note 3 of the consolidated financial statements, the Company makes estimates of the expected timing of the payment of royalties as part of the three strategic agreements signed with Mainpointe Pharmaceuticals, LLC ("Mainpointe"). The Company has provided MainPointe with a right to participate in the Company's royalty revenue stream up to a maximum payout of USD$16 million, and certain distribution rights of RepliCel Injector Product Line in the United States. Management is required to make an estimate to determine the timing of the Company's royalty revenue stream up to USD$16 million.

During 2022, management reassessed its royalty revenue projection based on newer information available and determined a change to the commencement date of the Maintpointe royalty revenue payments, which was originally estimated to start from January 2024, is required. Management estimated the new commencement date to be January 2026 due to changes in the estimated time for clinical trials of certain related products under the royalty payment obligation.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the testing of the royalty payable estimate included the following, among others:

  We inquired of management to understand the underlying reasons for the change and assessed for reasonableness management's estimates regarding the expected timing of the Company's commercial production of the products under its royalty obligation by comparing to industry data.
  We reviewed management's accounting analysis regarding its accounting treatment of the change in estimate.
  We performed recalculation of the accretion expenses recognized and the gain resulting from the change in estimate for the royalty payable.

Chartered Professional Accountants

Vancouver, Canada

May 1, 2023

We have served as the Company's auditor since December 2022.

6976

Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP Royal Centre West Georgia Street Vancouver, BC V6E 3P3

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of RepliCel Life Sciences Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of RepliCel Life Sciences Inc. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as of December 31, 2021, the consolidated statements of comprehensive loss, changes in equity (deficiency), and cash flows for the years ended December 31, 2021 and 2020, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 (a) to the consolidated financial statements, at December 31, 2021, the Company had accumulated losses of $42,231,642 since its inception and incurred a loss of $4,073,315 during the year ended December 31, 2021. These events or conditions, along with other matters as set forth in Note 2 (a), indicate that a material uncertainty exists that may cast substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 (a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ BDO Canada LLP

Chartered Professional Accountants
Vancouver, British Columbia

June 28, 2022

We served as the Company's auditor from 2010 to 2022.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Financial Position (Stated in Canadian Dollars Unless Otherwise Stated)

As at	Notes	December 31, 2022	December 31, 2021
Assets

Current assets
Cash and cash equivalents		$413,025	$221,188
Guaranteed investment certificate		17,250	17,250
Sales taxes recoverable		46,795	25,867
Prepaid expenses and deposits		123,233	93,363
Contract asset	7	35,374	35,374
		635,677	393,042

Non-current assets
Contract Asset	7	160,103	195,475
Equipment	6	2,438	3,277

Total assets		$798,218	$591,794

Liabilities

Current liabilities
Accounts payable and accrued liabilities	13, 15	$1,029,726	$708,563
Contract liability	7	353,735	353,735
Preference shares	9	689,290	611,386
		2,072,751	1,673,684

Non-current liabilities
CEBA loan payable	10	40,956	34,255
Deferred government grant income	10	5,636	8,454
Put liability	7	1,370,038	1,113,853
Contract liability	7	1,601,010	1,954,746
Royalty payable	8	1,623,088	2,649,181

Total liabilities		6,713,479	7,434,173

Shareholders' deficit
Common shares	12	31,661,019	30,291,486
Contributed surplus	12	5,398,590	5,097,777
Accumulated deficit		(42,974,870)	(42,231,642)

Total shareholders' deficiency		(5,915,261)	(6,842,379)

Total liabilities and shareholders' deficiency		$798,218	$591,794

Continuance of Operations	2(a)
Commitments and Contingencies	16
Events after the Reporting Date	20

Approved on behalf of the Board:

/s/ "David Hall"	/s/ "Andrew Schutte"
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Comprehensive Loss (Stated in Canadian Dollars Unless Otherwise Stated)

For the year ended	December 31, 2022	December 31, 2021	December 31, 2020

Revenue
Licensing fees (Note 7)	$353,735	$353,735	$353,735

Expenses
Research and development (Note 13)	(623,964)	(1,149,170)	(819,403)
General and administrative (Note 13)	(1,125,282)	(1,505,873)	(884,704)

Loss before other items	(1,395,511)	(2,301,308)	(1,350,372)
Other items:
Accretion and dividends on preference shares (Note 9)	(77,904)	(141,350)	(68,486)
Accretion on CEBA loan (Note 10)	(6,701)	(5,528)	-
Accretion on put liability (Note 7)	(256,185)	(219,236)	(176,085)
Accretion on royalty payable (Note 8)	(2,031,758)	(732,069)	-
Foreign exchange loss	(288,905)	(45,741)	(8,605)
Gain on debt settlement (Note 12 (b) (iii))	-	31,137	800
Gain from change in royalty payable	3,310,875	-	-
Government grant income (Note 10)	2,818	2,819	22,105
Loss on re-measurement of derivative liability (Note 8)	-	(662,108)	-
Interest income	43	69	358

Net and comprehensive loss	$(743,228)	$(4,073,315)	$(1,580,285)

Basic and diluted loss per share	$(0.02)	$(0.13)	$(0.06)

Weighted average shares outstanding	37,767,620	32,486,770	26,961,067

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Cash Flows For the year ended December 31, 2022 (Stated in Canadian Dollars Unless Otherwise Stated)

	Dcember 31, 2022	December 31, 2021	December 31, 2020

Operating activities
Net loss	$(743,228)	$(4,073,315)	$(1,580,285)
Add items not involving cash:
Accretion and accrued dividends	77,904	141,350	68,486
Accretion on CEBA loan	6,701	5,528	-
Accretion on royalty payable	2,031,758	732,069	-
Amortization of contract asset	35,372	35,372	35,374
Accretion on put liability (Note 7)	256,185	219,236	176,085
Unrealized foreign exchange loss (gain)	253,024	-	-
Government grant income	-	-	(31,273)
Revenue from contract liability (Note 7)	(353,735)	(353,738)	(353,735)
Loss on re-measurement of derivative liability (Note 8)	-	662,108	-
Depreciation (Note 6)	839	1,148	1,574
Gain on debt settlement (Note 12 (b) (iii))	-	(31,137)	(800)
Gain on changes in royalty payable	(3,310,875)	-	-
Stock-based compensation (Note 12 (e))	69,056	471,756	3,397

Changes in non-cash working capital balances:
Sales taxes recoverable	(20,928)	2,376	(11,719)
Prepaid expenses and deposits	(29,870)	(22,903)	58,210
Accounts payable and accrued liabilities	321,162	(300,890)	858,207
Deferred government grant (Note 10)	(2,818)	(2,819)	11,273
Net cash used in operating activities	(1,409,453)	(2,513,859)	(765,206)

Investing activities
Redemption (purchase) of guaranteed investment certificate	-	-	11,500
Net cash provided by investing activities	-	-	11,500

Financing activities

Gross proceeds from Mainpointe Investment (Note 8)	-	2,698,884	-
Proceeds from exercise of share purchase warrants	-	1,800	-
CEBA loan	-	-	60,000
Gross proceeds on issuance of common shares (Note 12 (b))	1,601,290	-	656,840
Promissory note issued (Note 11)	-	-	47,299
Net cash provided by financing activities	1,601,290	2,700,684	764,139

Increase in cash and cash equivalents during the year	191,837	186,825	10,433

Cash and cash equivalents, beginning of the year	221,188	34,363	23,930

Cash and cash equivalents, end of the year	$413,025	$221,188	$34,363

Supplemental Cash Flow Information Note 18

The accompanying notes form an integral part of these consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Changes in Equity (Deficit) For the year-ended December 31, 2022 (Stated in Canadian Dollars Unless Otherwise Stated)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2022	34,959,207	$30,291,486	$5,097,777	$(42,231,642)	$(6,842,379)
Stock-based compensation (Note 12 (e))	-	-	69,056	-	69,056
Common shares issued private placement	4,218,470	759,325	-	-	759,325
Common shares issued private placement	8,419,650	841,965	-	-	841,965
Contributed surplus - warrant reserve	-	(231,757)	231,757		-
Net loss for the year	-	-	-	(743,228)	(743,228)
Balance, December 31, 2022	47,597,327	$31,661,019	$5,398,590	$(42,974,870)	$(5,915,261)

REPLICEL LIFE SCIENCES INC. Consolidated Statements of Changes in Equity (Deficit) For the year-ended December 31, 2022 (Stated in Canadian Dollars Unless Otherwise Stated)

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated )

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

The address of the Company's corporate office and principal place of business is Suite 900 - 570 Granville Street, Vancouver, BC, V6C 3P1.

2. Basis of Presentation

These consolidated financial statements for the year-ended December 31, 2022 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and its interpretations. The consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 were authorized for issue by the Board of Directors on May 1, 2023.

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

a) Continuance of Operations

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2022, the Company is in the research stage, has accumulated losses of $42,974,870 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $743,228 during the year ended December 31, 2022. The Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which cast substantial doubt about the Company's ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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

Derivative Liability

Replicel made estimates in determining the fair value of the derivative liability disclosed in Note 8. The obligation to issue common shares to Mainpointe Pharmaceuticals LLC ("Mainpointe") at an agreed price at a future date is a derivative liability accounted for at FVTPL. The fair value of this derivative liability has been estimated based on the difference between the market value of the Company's shares to be issued under this arrangement at the reporting date compared to the agreed price of such shares. The derivative liability is fair valued at each measurement date until its settlement.

Royalty Payable

Replicel makes estimates of the expected timing of the payment of royalties as part of the three strategic agreements signed with Mainpointe. Under this royalty arrangement, RepliCel has provided Mainepointe with a right to participate in RepliCel's royalty revenue stream up to a maximum payout of USD$16 million and certain distribution rights of RepliCel Injector Product Line in the United States. Management is required to make an estimate to determine the timing of the Company's royalty revenue stream up to USD$16 million.

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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

a) Cash and cash equivalents

Cash and cash equivalents include cash on hand with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. There were no cash equivalents as at December 31, 2022 and 2021.

b) Guaranteed investment certificate

Guaranteed investment certificate, bearing interest at 2.2%, matured on January 13, 2021 and was reinvested, bearing interest at 2.2% maturing on January 19, 2022. This was further renewed with a maturity date of January 19, 2023. This is used as collateral for the Company's credit card.

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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

Other than Licensing fees - revenue, the Company did not have any operating revenues for the years ended December 31, 2022, 2021 and 2020.

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

The number of shares potentially issuable at December 31, 2022 that were not included in the computation of loss per share since their inclusion would have been anti-dilutive due to a loss in the periods presented. The total number of shares potentially issuable are 10,813,615 (2021: 4,644,555; 2020: 3,554,555) consisting of 2,675,000 (2021: 2,825,000; 2020: 1,730,000) outstanding stock options and 8,138,615 (2021:1,819,555; 2020: 1,824,555) warrants.

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

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

4. Summary of Significant Accounting Policies - continued

g) Income Taxes- continued

  the initial recognition of goodwill;

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

4. Summary of Significant Accounting Policies - continued

k) Leases

All leases are accounted for by recognizing a right-of-use asset in equipment and a lease liability except for leases of low value assets and leases with a duration of 12 months or less. There were no lease liabilities or right-of-use assets recognized as at December 31, 2022 and 2021.

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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

m) Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares, share options and warrants not denominated in a foreign currency are classified as equity instruments. Incremental costs directly attributable to the issue of new shares, warrants, or options are shown in equity as a deduction, net of tax, from the proceeds. The Company uses the residual value method of allocating the proceeds between common shares and warrants.

The Company's common shares are classified as equity instruments.

5. Accounting Standards, Amendments and Interpretations

New Standards, Amendments and Interpretations Effective for the first time

There were no new standards, interpretations and amendments effective from January 1, 2022 that had a material impact on these consolidated financial statements.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

5. Accounting Standards, Amendments and Interpretations - continued

New Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory until accounting periods beginning on or after January 1, 2022. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application. The Company intends to apply these standards from application date as indicated below:

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

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

6. Equipment

	Furniture and Equipment	Computer Equipment	Total

Cost:
At December 31, 2021	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-

At December 31, 2022	14,249	41,751	56,000

Depreciation:
At December 31, 2021	12,808	39,915	52,723
Depreciation	288	551	839

At December 31, 2022	13,096	40,466	53,562

Net book value at December 31, 2022	$1,153	$1,285	$2,438

	Furniture and Equipment	Computer Equipment	Total

Cost:
At December 31, 2020	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-

At December 31, 2021	14,249	41,751	56,000

Depreciation:
At December 31, 2020	12,447	39,128	51,575
Depreciation	361	787	1,148

At December 31, 2021	12,808	39,915	52,723

Net book value at December 31, 2021	$1,441	$1,836	$3,277

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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

The Company has recorded a put liability based on management's estimate of its fair value. The fair value of this put liability was determined by calculating the present value of $3,393,337 repayable in 8.5 years discounted at 23%. $3,393,337 is 2/3s of the private placement proceeds that are subject to the put liability. After its initial recording at $520,426, the put liability is subsequently accreted up to the full face value at the end of the term of the agreement. Accretion expense on put liability at December 31, 2022 amounts to $256,185 (December 31, 2021 - $219,236)

8. Investment and U.S. Partnership - Mainpointe Pharmaceuticals, LLC

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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
3,986,684

Mainpointe is entitled to a royalty up to an aggregate maximum amount of USD $16 million under the agreement equal to:

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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

The obligation to pay royalties of USD $16 million is classified as a financial liability and measured initially at its fair value and subsequently at amortized cost. Management estimated the present value of future cash flows over the expected term using an estimated effective interest rate. The timing and amount of future cash flows are significant judgments that influence measurement of this financial liability over its term until settled. The effective interest rate will be reassessed at each reporting period end date based on management's estimates of changes to the future cash flows and their timing. The Company incurred no transaction costs to enter into these agreements.

Accretion expense recorded in the year ended December 31, 2022 of $2,031,758 (2021: $732,069) was based management's estimate that they would pay USD $16 million royalty obligation in 2.34 years ("the Payback Period"), commencing from January 1, 2024. On December 31, 2022, the Company changed the estimated commencement date from January 1, 2024 to January 1, 2026 based on new information available. As a result of the change, the Company recognized a gain of $3,310,875 in its statement of comprehensive loss. The change in commencement date did not impact the current estimated Payback Period, which remains at 2.34 years. Any changes in this estimated Payback Period would result in variability to the Company's reported royalty obligation and annual accretion expense. Should the Payback Period extend beyond the current estimated 2.34 years, the royalty obligation at December 31, 2022, the accretion in the year ended December 31, 2022 and the effective interest rate estimate would change as presented below:

Payback Period (years)	Royalty payable estimate at December 31, 2022 ($)	Accretion expense for December 31, 2022 ($)	Effective interest rate
2.34 (current estimate)	1,623,088	2,031,758	57%
5.00	3,227,547	784,813	29%
7.50	2,969,087	606,255	24%
10.00	2,810,512	498,534	21%

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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

The royalty payable is recognized when proceeds from the arrangement are received from MainPointe and is measured as a residual after subtracting the fair value of derivative liability related to the Company's obligation to issue its common shares at a future date at an agreed price from the proceeds. The royalty payable amounts recorded upon receipt of proceeds from the MainPointe arrangement during 2021 totalled $1,901,547. The continuity of the royalty payable is presented below:

Balance as at December 31, 2020	-
Receipts of proceeds - Mainpointe	1,901,547
2021 accretion	732,069
2021 foreign exchange	15,565
Balance as at December 31, 2021	2,649,181
2022 accretion	2,031,758
2022 change in estimate	(3,310,875)
2022 foreign exchange	253,024
Balance as at December 31, 2022	1,623,088

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

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

9. Preference shares - continued

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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

As at December 31, 2022, the Company had accrued dividends of $30,495 (2021: $22,872).

The continuity of the preferred share liability is presented below:

	December 31, 2022	December 31, 2021
Opening preference share liability	$611,386	$517,773
Dividends accrued	30,495	30,495
Accretion	47,409	110,855
Settlement of dividends through issuance of common shares (Note 13)	-	(47,737)
Exercisable, December 31, 2022 and 2021	$689,290	$611,386

10.  Government grant

Due to the global outbreak of the Novel Coronavirus ("COVID-19"), the federal government of Canada introduced the Canada Emergency Business Account ("CEBA"). CEBA provided an interest-free loan ("CEBA") of $60,000 to eligible businesses. The CEBA loan has an initial term that expires on December 31, 2023 throughout which the CEBA Loan remains interest free. Repayment of $40,000 by December 31, 2023 results in a $20,000 loan forgiveness. If the balance is not paid prior to December 31, 2023, the remaining balance will be converted to a 3-year term loan at 5% annual interest, paid monthly effective January 1, 2024. The full balance must be repaid by no later than December 31, 2026.

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

During the year ended December 31, 2022, totalaccretion expense recognized for the CEBA loan amounted to $6,701 (December 31, 2021 - $5,528). In addition, the Company recognized $2,818 (2021: $2,819) in Government Grant Income.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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

12.  Share Capital

a) Authorized:

Unlimited common shares without par value

b)  Issued and Outstanding:

As at December 31, 2022, there were 47,597,327 common shares issued and outstanding.

3,571,888 common shares issued in connection with the Licensing and Collaboration agreement with YOFOTO (note 8) are subject to a put option and are therefore classified as a liability and excluded from the continuity of the common share issued.

During the year ended December 31, 2022, share activities were as below:

On May 4, 2022, the Company closed the first tranche of a non-brokered private placement financing (the "Offering") that it previously announced on March 21, 2022, pursuant to which it sold an aggregate of 4,218,470 Units at a price of $0.18 per Unit for gross proceeds of $759,325. Each Unit consists of one common share of the Company (each, a "Share") and one-half of one share purchase warrant (each, a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.40 per Share for a period of three years from closing of the Offering.

On December 30, 2022, RepliCel Life Sciences Inc. has completed its previously announced non-brokered private placement (the "Offering"), as described in its News Releases dated September 6, 2022, October 20, 2022 and on December 14, 2022, pursuant to which it has issued an aggregate of 8,419,650 units (each, a "Unit") at a price of $0.10 per Unit for gross proceeds of $841,965. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant is exercisable into one additional Share at a price of $0.20 per Share for a period of three years from the closing date.

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

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

12. Share Capital - continued

b) Issued and Outstanding: - continued

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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

d) Fair value of Company Options Issued

There were no stock options granted during the years ended December 31, 2022.

During the year ended December 31, 2021, the following stock options were granted.

On June 15, 2021, the Company granted 1,715,000 stock options to certain directors, officers, consultants and employees of the Company respectively for the purchase of up to 1,715,000 common shares of the Company pursuant to the Company's Stock Option Plan. Each option granted to the Optionees is exercisable for a period of 5 years at an exercise price of $0.40 per common Share. 625,000 shall vest immediately and 1,090,000 shall vest in equal amounts each calendar quarter of the next 24 months.

There were no stock options granted during the year ended December 31, 2020.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	2022	2021	2020
Risk-fee rate	N/A	2.54%	N/A
Expected life (years)	N/A	5	N/A
Volatility	N/A	113%	N/A
Expected Dividend	N/A	$-	N/A
Expected forfeiture rate	N/A	0%	N/A
Exercise price	N/A	$0.40	N/A
Grant date fair value	N/A	$0.32	N/A

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

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

12. Share Capital - continued

e) Stock-based Compensation

The Company recognized $69,506 (2021: $471,755; 2020: $3,397), as stock-based compensation expense for stock options granted under the Company's Stock Option Plan for the years ended December 31, 2022, 2021 and 2020.

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2022	2,825,000	$0.41
Cancelled	(150,000)	-
Outstanding, December 31, 2022	2,675,000	0.41
Exercisable, December 31, 2022	2,402,500	$0.41

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2021	1,730,000	$0.51
Granted	1,715,000	$0.40
Expired	(620,000)	$0.66
Outstanding, December 31, 2021	2,825,000	$0.41
Exercisable, December 31, 2021	2,007,500	$0.42

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2020	1,830,000	$0.51
Cancelled	(100,000)	0.52
Outstanding, December 31, 2020	1,730,000	0.51
Exercisable, December 31, 2020	1,730,000	$0.51

As at December 31, 2022, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.40 - $0.43 and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 2.36 years. The remaining unrecognized stock-based compensation as of December 31, 2022 was $14,978 (2021: $84,033, 2020: $Nil).

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

12. Share Capital - continued

f)  Warrants

The number of warrants outstanding at December 31, 2022, 2021, and 2020 each exercisable into one common share, is as follows:

Issue Date	Warrants Outstanding	Weighted Average Exercise Price	Expiry Date
July 15, 2020	1,819,555	$0.36	July 15, 2023
May 4, 2022	2,109,234	$0.40	May 4, 2025
December 30, 2022	4,209,825	$0.20	December 30, 2025
Outstanding, December 31, 2022	8,138,614	$0.29

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding, December 31, 2020	1,824,555	$0.36
Exercised	(5,000)	0.36
Outstanding, December 31, 2021	1,819,555	$0.36
Issued - May 4, 2022	2,109,234	0.40
Issued - December 30, 2022	4,209,825	0.20
Outstanding, December 31, 2022	8,138,614	$0.29

13. Related Party Transactions

Related party balances

The following amounts due to related parties are included in accounts payable and accrued liabilities:

	December 31, 2022	December 31, 2021
Companies controlled by directors of the Company	$57,750	$31,500
Directors or officers of the Company	154,083	75,083
	$211,833	$106,583

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year ended December 31, 2022, the following transactions with related parties occurred:

On May 4, 2022, the Company closed the first tranche of a non-brokered private placement financing (the "Offering") that it previously announced on March 21, 2022, pursuant to which it sold an aggregate of 4,218,470 Units at a price of $0.18 per Unit for gross proceeds of $759,325. Each Unit consists of one common share of the Company (each, a "Share") and one-half of one share purchase warrant (each, a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.40 per Share for a period of three years from closing of the Offering. Andrew Schutte, President and CEO, has participated 2,102,303 Units. In addition, Jamie MacKay (over 10% shareholder) subscribed for 2,116,167 Units.

On December 30, 2022, RepliCel Life Sciences Inc. has completed its previously announced non-brokered private placement (the "Offering"), as described in its News Releases dated September 6, 2022, October 20, 2022 and on December 14, 2022, pursuant to which it has issued an aggregate of 8,419,650 units (each, a "Unit") at a price of $0.10 per Unit for gross proceeds of $841,965. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant is exercisable into one additional Share at a price of $0.20 per Share for a period of three years from the closing date. Mr. Andrew Schutte, President and CEO, has participated in 6,219,250 Units. In addition, Peter Lowry (director), Peter Lewis (director), Gary Boddington (director) and Jamie MacKay (over 10% shareholder) subscribed 100,400, 100,000, 100,000 and 1,350,000 Units respectively.

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

13. Related Party Transactions - continued

Related party balances - continued

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

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

13. Related Party Transactions - continued

Related party balances - continued

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

	December 31, 2022	December 31, 2021	December 31, 2020
Research and development	$25,000	$48,404	$48,358
	$25,000	$48,404	$48,358

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2022	December 31, 2021	December 31, 2020
General and administrative - salaries and contracts	$329,250	$336,000	$336,000
Directors' fees	79,000	75,083	71,250
Stock-based compensation	62,720	382,442	3,397
	$470,970	$793,525	$410,647

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

14. Income Taxes

a) Income tax recognized in profit or loss:

	2022	2021	2020

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	-	-	-
Deferred tax expense	-	-	-
Total	-	-	-

b) Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2022	2021	2020

Net income (loss) for the year before taxes	$(743,228)	(4,073,315)	$(1,580,285)
Combined federal and provincial income tax rate	27.00%	27.00%	27.00%
Expected income tax expense (recovery)	(200,672)	(1,099,000)	(426,677)
Increase (decrease) resulting from
Non-deductible and others items	(29,000)	318,000	(17,000)
Change in unrecognized deferred tax assets	229,672	781,000	443,677
Income tax expense	$-	$-	$-

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

14. Income Taxes - continued

c) The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2022	2021

Deferred tax assets
Non-capital losses	$9,101,000	$8,595,000
Equipment and other	225,000	225,000
Withholding tax credits	412,000	412,000
Un-deducted SR&ED expenditure pool	412,000	412,000
Investment tax credit	196,000	196,000
Share issuance costs	32,000	32,000
Royalty payable	438,000	715,000
Unrecognized deferred tax assets	(10,816,000)	(10,587,000)
	$-	$-

Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods. No deferred tax asset has been recognized as this criteria has not been met.

At December 31, 2022, the Company has Canadian non-capital losses totalling approximately $33,708,000 that expire beginning in 2026:

Year of Expiry	Amount
2026	6,000
2027	16,000
2028	533,000
2029	863,000
2031	1,664,000
2032	2,290,000
2033	39,000
2034	3,908,000
2035	4,356,000
2036	3,583,000
2037	6,062,000
2038	2,790,000
2039	3,407,000
2040	1,878,000
2041	440,000
2042	1,873,000
$33,708,000

REPLICEL LIFE SCIENCES INC.
Notes to The Consolidated Financial Statements
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

15. Financial Instruments and Risk Management

As at December 31, 2022, the Company's financial instruments are comprised of cash and cash equivalent, guaranteed investment certificate, accounts payable and accrued liabilities, CEBA loan payable, promissory note, put liability, royalty payable and preference shares. The fair values of cash and cash equivalents, guaranteed investment certificate, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

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

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to Euros and US Dollars as certain expenditures and commitments are denominated in Euros and US Dollars and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At December 31, 2022 the Company held US dollar cash balances of $1,254 (US$926) (December 31, 2021: $40,740 or US$32,134). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$13 (US$9) on the cash balance held December 31, 2022.

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

15. Financial Instruments and Risk Management - continued

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2022:

Years of Expiry	Financial Instruments	Amounts

Within 1 year	Accounts payable and accrued liabilities	$1,029,726
Within 2 to 5 years	CEBA loan payable	$40,956
Within 2 to 5 years	Preference shares	$927,935
Greater than 5 years	Put liability	$3,393,337
Greater than 5 years	Royalty payable	$21,670,400
Total		$27,062,354

Contained within accounts payable and accrued liabilities is $404,187 of accrued liabilities at December 31, 2022 (2021: $219,384).

There were no changes to the Company's fair value measurement levels during the year ended December 31, 2022 (2021: no change).

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders' equity, CEBA loan payable, preference shares and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program. Management primarily funds the Company's expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto. The Company's investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. There has been no change in the Company's approach to capital management during the year-ended December 31, 2022.

18. Supplemental Cash Flow Information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow.

During 2022, the Company did not have any non-cash transactions.

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
For the year-ended December 31, 2022
(Stated in Canadian Dollars Unless Otherwise Stated)

19. Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.

20. Events after Reporting Period

On January 17, 2023, RepliCel Life Sciences Inc., announced that, further to its News Release of December 23, 2022, it has received approval from the TSX Venture Exchange to the issuance of 3,193,092 common shares (each, a "Share") at a deemed price of $0.09 per Share in settlement of $287,378.32 owing to various creditors (the "Debt Settlement"). The Shares were issued on January 17, 2023. The Shares are subject to a statutory hold period of four months and one day after closing of the Debt Settlement.

On February 1, 2023, RepliCel Life Sciences Inc. announced that, further to its News Release of January 16, 2023, it has received approval from the TSX Venture Exchange to the issuance of 508,253 common shares (the "Shares") in settlement of accrued dividends of $53,367.13 outstanding on the Class A Preferred Shares (the "Settlement"). The Shares were issued on February 1, 2023 and are subject to a statutory hold period of four months and one day after closing of the Settlement.

On March 14, Replicel Life Sciences Inc. has completed its previously announced non-brokered private placement (the "Offering"), as described in its News Release dated January 26, 2023, pursuant to which it has issued an aggregate of 10,131,000 units (each, a "Unit") at a price of $0.10 per Unit for gross proceeds of $1,013,100. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant is exercisable into one additional Share at a price of $0.20 per Share for a period of four years from the closing date.

ITEM 18 Financial Statements

Refer to Item 17 - Financial Statements

ITEM 19 Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

(1)	Articles of Incorporation and By-laws
1.1	Certificate of Continuation dated June 22, 2011 (incorporated by reference from our Annual Report on Form 20-F, filed on April 26, 2012).
1.2	Articles adopted on May 10, 2011 (incorporated by reference from our Annual Report on Form 20-F, filed on April 26, 2012).
1.3	Notice of Articles dated December 5, 2011 (incorporated by reference from our Annual Report on Form 20-F, filed on April 26, 2012).
(4)	Material Contracts
4.1	Share Exchange Agreement dated October 29, 2010 with TrichoScience Innovations Inc. and the shareholders of TrichoScience Innovations Inc. (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.2	Pooling Agreement dated December 22, 2010 (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.3	Share Exchange Agreement dated October 29, 2010 with 583885 B.C. Ltd. and the shareholders of 583885 B.C. Ltd. (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.4	Escrow Agreement dated December 22, 2010 (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.5	Corporate Consulting Services Agreement dated June 1, 2010 among TrichoScience Innovations Inc. and 583885 B.C. Ltd. (incorporated by reference from our Shell Company Report on Form 20-F, filed on December 27, 2010).
4.6	Collaboration and Technology Transfer Agreement with RepliCel Life Sciences Inc. dated July 9, 2013 (portions of the exhibit has been omitted pursuant to a request for confidential treatment). (incorporated by reference from our Shell Company Report on Form 20-F, filed on March 18, 2014).
4.7	Private Placement Agreement dated July 10, 2018 with YOFOTO (China) Health Industry Co. Ltd. (incorporated by reference from our Annual Report on Form 20-F, filed on April 30, 2019)
4.8	License and Collaboration Agreement dated July 10, 2018 with YOFOTO (China) Health Industry Co. Ltd. (incorporated by reference from our Annual Report on Form 20-F, filed on April 30, 2019)
4.9	Share Purchase Agreement dated January 22, 2021 with MainPointe Pharmaceuticals, LLC. (incorporated by reference from our Annual Report on Form 20-F, filed on May 17, 2021)
4.10	Distribution Agreement dated January 22, 2021 with MainPointe Pharmaceuticals, LLC. (incorporated by reference from our Annual Report on Form 20-F, filed on May 17, 2021)
4.11	Royalty Participation Agreement dated January 22, 2021 with MainPointe Pharmaceuticals, LLC. (incorporated by reference from our Annual Report on Form 20-F, filed on May 17, 2021)
(8)	List of Significant Subsidiaries
8.1	TrichoScience Innovations Inc., a company incorporated under the federal laws of Canada, all of the shares of which are beneficially owned by our company.
(11)	Code of Ethics
11.1	Code of Ethics (incorporated by reference from our Registration Statement on Form 20-F, as amended, filed on July 15, 2004).
(12)	302 Certification
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Andrew Schutte.
12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Simon Ma.
(13)	906 Certification
13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Andrew Schutte.
13.2*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Simon Ma.
16.1	Change of auditors
(101)	XBRL
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REPLICEL LIFE SCIENCES INC.

Per:	/s/ Andrew Schutte
Andrew Schutte
Chief Executive Officer, President and Director

Dated:	May 1, 2023

Per:	/s/ Simon Ma
Simon Ma
Chief Financial Officer

Dated:	May 1, 2023